Form 20-F
period 2003-12-31
ORBOTECH LTD
filed 2004-04-29
CIK 749037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2003, the Registrant had outstanding 32,121,827 Ordinary Shares1, NIS 0.14 Nominal (par) Value each2

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☒

[1]	Does not include a total of 7,139,116 Ordinary Shares, 6,374,101 of which were subject to outstanding stock options granted pursuant to the Company’s stock option plans (2,779,277 of which had vested) and 765,015 of which remained available for future option grants pursuant to such plans, both as of December 31, 2003, comprised of:

(a)	840,964 Ordinary Shares issuable pursuant to options under the Company’s Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”), all of which were subject to options that had been granted (of which 712,182 had vested);

(b)	2,386,327 Ordinary Shares issuable pursuant to options under the Company’s 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the “1995 Plan”), of which:

(i)	2,029,344 Ordinary Shares were subject to options that had been granted (of which 901,729 had vested); and

(ii)	356,983 Ordinary Shares remained available for future option grants pursuant to the 1995 Plan;

(c)	24,375 Ordinary Shares issuable pursuant to an option granted to a consultant to the Company under the Stock Option Plan for Consultants of Orbotech Ltd. (1998) (the “1998 Plan”), which had fully vested; and

(d)	3,887,450 Ordinary Shares issuable pursuant to options under the Company’s Employee Share Ownership and Option Plan (2000) (As Amended, 2003) (the “2000 Plan”), of which:

(i)	3,479,418 Ordinary Shares were subject to options that had been granted (of which 1,140,991 had vested); and

(ii)	408,032 Ordinary Shares remained available for future option grants pursuant to the 2000 Plan.

Also does not include 483,000 Ordinary Shares purchased by the Company during 2000 and held as treasury shares under Israeli law. For so long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

[2]	Unless otherwise stated, all earnings per share, share and option data presented in this Annual Report on Form 20-F have been adjusted to give effect to the issues of bonus shares (equivalent to three-for-two stock splits) undertaken by the Company in November 1999 and September 2000 (see Item 4 - Information on the Company - History and Development of the Company - Corporate History).

Introduction

This Annual Report on Form 20-F relates to the Ordinary Shares New Israeli Sheqels 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Annual Report, references to the Company are, unless the context otherwise requires, intended to be to the Company and its consolidated subsidiaries and joint venture.

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

Cautionary Statement Regarding Forward-Looking Information

This Annual Report may contain certain forward-looking statements and information with respect to the business, financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “should” or “anticipates”, the negatives thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements include, but are not limited to, certain statements appearing in Item 3 - Key Information - Risk Factors; Item 4 - Information on the Company and Item 5 - Operating and Financial Review and Prospects regarding trends in the electronics and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2004 and beyond, and are derived from beliefs and assumptions of the Company’s management based, in part, upon information currently available to the Company. Such statements reflect the present views of the Company with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors which may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, the timing and strength of new product offerings, pricing strategies of the Company and its competitors, mix of product and service revenues, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s intended customers, changes in the Company’s business strategy or those of its competitors, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms (or at all) or to continue to meet its liquidity needs, changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Many of the above factors are beyond the control of the Company and almost all of them are difficult or impossible to predict with accuracy. Therefore, the Company wishes to caution each reader of this Annual Report to consider carefully these, as well as any other specific factors discussed with each forward-looking statement in this Annual Report and as may be disclosed in the Company’s other filings with the Securities and Exchange Commission (the “SEC”). For more information regarding some of the above factors, see Item 3 - Key Information - Risk Factors.

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

2.A    Offer Statistics

Not applicable in Annual Report on Form 20-F.

2.B    Method and Expected Timetable

Not applicable in Annual Report on Form 20-F.

Item 3.    Key Information

3.A    Selected Financial Data

The consolidated statement of operations data set forth below with respect to the years ended December 31, 2003, 2002 and 2001, and the consolidated balance sheet data as of December 31, 2003 and 2002, have been derived from the Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2000 and 1999, and the consolidated balance sheet data as of December 31, 2001, 2000 and 1999, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5—Operating and Financial Review and Prospects, and the Consolidated Financial Statements listed in Item 18.

Statement of Operations Data:

(in thousands except per share data)

	Year Ended December 31,
	2003	2002	2001	2000	1999
Revenues	$228,392	$216,368	$301,904	$372,341	$278,426
Cost of revenues:
Cost of products sold and services rendered	130,917	130,284	162,293	182,239	141,505
Write-down of inventories(1)	7,448	—	7,013	—	—
Settlement with the Government of Israel in respect of research and development grants received(2)	—	—	14,173	—	—
Total cost of revenues	138,365	130,284	183,479	182,239	141,505

Gross profit	90,027	86,084	118,425	190,102	136,921
Research and development costs:
Expenses incurred	42,057	44,384	50,047	42,237	32,584
Less—government participations(2)	2,601	2,191	—	140	601

Net research and development costs	39,456	42,193	50,047 (3)	42,097	31,983
Selling, general and administrative expenses	48,000	50,184	58,612	60,727	45,148
Amortization of goodwill and other intangible assets	2,400	2,521	7,291	4,558	3,774
Restructuring costs(4)	3,786	10,733	6,149	—	—

Operating income (loss)	(3,615)	(19,547)	(3,674)	82,720	56,016
Financial income—net	2,379	2,888	4,730	8,005	4,635
Other expenses	(696)	—	—	—	—

Income (loss) before taxes on income	(1,932)	(16,659)	1,056	90,725	60,651
Taxes on income	61	(1,099)	(975)	10,838	7,879
Income (loss) from operations of the Company and its subsidiaries and joint venture	(1,993)	(15,560)	2,031	79,887	52,772
Share in losses of an associated company	(507)	(233)	—	—	—
Minority share in profits of consolidated subsidiary	(455)	—	—	(814)	368

Net income (loss)	(2,955)	(15,793)	2,031	79,073	53,140

Earnings (loss) per share:
basic	$(0.09)	$(0.49)	$0.06	$2.51	$1.72
diluted	$(0.09)	$(0.49)	$0.06	$2.40	$1.66
Weighted average number of shares used in computation of earnings (loss) per share:
basic	32,031	31,972	31,819	31,566	30,866

diluted	32,031	31,972	32,871	32,932	31,962

Balance Sheet Data:

(in thousands)

	December 31,
	2003	2002		2001		2000	1999
Working capital	$238,808	$248,754		$256,027		$248,866	$187,921
Total assets	386,448	387,169		407,625		419,815	311,710
Long-term debt (net of current maturities)	—	11,906	(2)	11,338	(2)	—	770
Capital stock	98,310	96,564		94,195		87,482	75,905
Shareholders’ equity	293,089	295,434		308,969		300,021	231,695

(1)	The write-downs of inventories of $7.4 million in 2003 and $7.0 million in 2001 relate to excess inventories of components for certain of the Company’s PCB and FPD products. See Item 5—Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared To Year Ended December 31, 2002.
(2)	Prior to 2001, a portion of the Company’s research and development costs was funded by the Government of Israel, through the Office of the Chief Scientist at the Ministry of Industry and Trade of the State of Israel (the “OCS”), in the form of royalty-bearing participations. These amounts were deducted from the related research and development expenditures as incurred. During 1999, the Company decided to phase out Israeli Government participation in its research and development activities due to the conditions then imposed upon such participation by the Israeli Government. In December 2001, the Company reached an agreement with the OCS (the “OCS Agreement”) pursuant to which it undertook to pay $14.2 million to the Government of Israel in settlement of all royalty obligations (other than those of Orbograph) arising from sales after June 30, 2001 with respect to previous OCS grants to the Company. The Company initially decided to make this payment in annual installments over five years commencing in 2003. However, during 2003 the Company agreed with the OCS that the Company would accelerate payment of the balance (which included interest and linkage components) owing under the OCS Agreement. Accordingly, the Company paid to the Government of Israel $8.7 million in 2003 and the remaining $6.2 million in January 2004. The OCS Agreement was also a pre-condition to Orbotech’s participation in a new OCS program under which it has become eligible to receive future research and development grants without any royalty obligations and pursuant to which it received $2.6 million and $2.2 million during 2003 and 2002, respectively. See Item 4—Information on the Company; Item 5—Operating and Financial Review and Prospects—Research and Development Policy—Results of Operations; and Notes 1m and 8a(1) to the Consolidated Financial Statements listed in Item 18.
(3)	Net research and development costs for the year ended December 31, 2001 included $1.2 million in consideration for co-operation on joint research and development projects between the Company and Jenoptik AG (“Jenoptik”), a large, diversified German holding company engaged, in part, in high-end optics technology. This was effected by the issuance of 67,500 Ordinary Shares to an affiliate of Jenoptik.
(4)	The restructuring charges of $3.8 million in 2003, $10.7 million in 2002 and $6.1 million in 2001 relate to reductions in the Company’s workforce and the rationalizations of certain of its manufacturing and operating activities. See Item 5—Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared To Year Ended December 31, 2002; Year Ended December 31, 2002 Compared To Year Ended December 31, 2001; and Note 14c to the Consolidated Financial Statements listed in Item 18.

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

Not applicable in Annual Report on Form 20-F.

3.D    Risk Factors

Investors, holders and prospective purchasers of Ordinary Shares and other persons reading this Annual Report should, in addition to having due regard to the Cautionary Statement Regarding Forward-Looking Information noted above, also give consideration to the information set forth below and elsewhere in this Annual Report concerning risks and uncertainties in connection with any investment in the Company’s Ordinary Shares:

(a)    Dependence on the Worldwide Electronics Industry

The predominant portion of the Company’s products are used in manufacturing processes employed in the production of virtually all major electronic products, particularly those associated with computers, televisions and telecommunications. As such, the Company depends very significantly upon the strength of the worldwide electronics industry, and in particular upon the need by electronics component manufacturers to make continuing capital investments in systems and products, such as those marketed and sold by the Company, for use in their production and manufacturing processes. This need is a reflection, in turn, of the worldwide level of demand for the products and devices produced by these electronics component manufacturers. Demand for consumer end-products is normally a function of the prevailing global or regional economic environment and is negatively affected in circumstances of a general economic slow-down such as that which occurred from late 2000 until the middle of 2003.

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

There can be no assurance as to the future levels of demand for electronic products and devices and, correspondingly, as to the demand which may exist for PCBs or FPDs and, in turn, for the Company’s principal products. These factors, coupled with the Company’s limited ability to reduce its expenses due to the ongoing need for investment in research and development and to maintain the Company’s worldwide customer and support operations, and the difficulties associated with any such reductions, could, in circumstances of reduced overall demand for electronic devices using PCBs and FPDs, have a material adverse effect on the Company’s business and results of operations, such as occurred during the years 2001 to 2003.

(b)    The Cyclical Nature of the PCB and FPD Industries

The PCB and FPD industries have in the past been, and today remain, cyclical in nature, and have experienced periodic downturns, most recently in the last three years. Because the Company’s business relies considerably upon continuing capital investments by manufacturers of bare and assembled PCBs and manufacturers of FPDs, it may be negatively affected in circumstances of a general economic slow-down, where the availability of capital resources for investment, particularly in the computer, television or telecommunications industries, is reduced. In addition, the timing and nature of capital expenditures by manufacturers of PCBs is usually such that the Company does not normally have a substantial volume of unfilled orders from such manufacturers, and products are generally shipped to customers within a relatively short period after receipt of orders. As a result, the Company’s ability to foresee possible future changes in the total volume of such orders may be limited.

There can be no assurance as to the future levels of demand for electronic products and devices. Reduced demand for the inspection and other systems and products developed and sold by the Company caused by lower demand for PCBs or FPDs, coupled with the Company’s limited ability to reduce its significant expenditures for research and development and worldwide customer and support operations, and the difficulties associated with any such reductions, could have a material adverse effect on the Company’s business and results of operations, such as occurred during the years 2001 to 2003. For further information see Item 4—Information on the Company—Business Overview—The Company’s Products; and Item 5—Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared To Year Ended December 31, 2002; Trend Information.

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

(d)    Competition; Rapid Technological Change

Although the Company is a world leader in the design, development, manufacture and marketing of AOI systems for bare PCBs and for FPDs and of imaging solutions for PCB production, it faces competition from a number of companies which either produce or are developing such systems and products. In addition, there are a number of companies which develop and provide AOI solutions for manufacturers of assembled PCBs, resulting in a strong competitive environment in which the Company’s success may be adversely affected by any failure of the Company to develop and market, in a timely manner, AOI solutions offering superiority of performance and handling, or to offer consistent and effective service and support of those systems to its customers.

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

(e)    Operation in International Markets

The Company anticipates that, as in the past, sales of products and services outside Israel will continue to account for virtually all of its revenues. In 2003, approximately 79% of the Company’s revenues from equipment sales were derived from sales in the Far East, including approximately 31% from sales in Taiwan, 23% from sales in Japan, 16% from sales in China and 4% from sales in Korea. The risks and complexities inherent in doing business in international markets, including those associated with the possibility of a concentration of sales within a particular country or region, the imposition of governmental controls and local standards, the need to comply with a wide variety of foreign and domestic export laws, political and economic instability, trade restrictions, changes in tariffs and taxes, longer payment cycles usually characteristic of international sales and the general difficulties associated with administering business overseas, as well as overall economic conditions, may operate to have a material adverse effect on the Company’s business, financial condition and results of operations (see Item 4—Information on the Company—Marketing, Sales and Support; and Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Effective Corporate Tax Rate; Geographical Analysis; Worldwide Economic Situation; Cost of Revenues).

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

(g)    Intellectual Property Protection

The Company’s future success and its competitive position are dependent, in significant part, upon the Company’s proprietary technology, and the Company relies on patent, trade secret, trademark and copyright law, as well as technical safeguards and non-disclosure agreements with its employees, subcontractors and potential business associates, to protect its intellectual property. There can be no assurance that the Company will be able to protect its technology, or that others will not develop technologies that are similar or superior to the Company’s technology, duplicate the Company’s technology, design around the patents or other proprietary rights held by the Company or breach these agreements. For further information see Item 5—Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.

(h)    Foreign Currency Fluctuations

In 2003, 2002 and 2001, approximately 30%, 26% and 32%, respectively, of the Company’s revenues, and approximately 54%, 51% and 48%, respectively, of the Company’s expenses, were denominated in currencies other than the United States dollar (the “Dollar” or “$”). Because the Company’s financial results are reported in Dollars, fluctuations in the rates of exchange between the Dollar and non-Dollar currencies may have an adverse effect on the Company’s results of operations. Accordingly, an increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on the Company’s non-Dollar costs. The Company may, from time to time, take various measures designed to hedge, in part, its exposure to these effects. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on the Company’s financial condition and results of operations. See Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Liquidity and Capital Resources; Notes 11 and 12 to the Consolidated Financial Statements listed in Item 18; and Item 11—Quantitative And Qualitative Disclosures About Market Risk.

(i)    Write-down of Inventories

The life cycles of the Company’s PCB and FPD products are affected by the life cycles of the consumer electronic products in the manufacturing processes of which the Company’s products are utilized. The life cycles of these consumer products vary based upon a number of factors, but in some cases can be relatively short. While the Company monitors its production and inventory levels closely, inventory may become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes of PCB and FPD manufacturers. During periods of economic slowdown or rapid technological improvement this may result in significant charges for inventory write-downs, as occurred during 2001 and 2003, and the Company’s future operating results may be adversely affected by material levels of obsolete or excess inventories.

(j)    Dependence upon Key Suppliers

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

On August 17, 1992, the Company entered into a Share Exchange Agreement and Plan of Merger (the “Merger Agreement”) with Orbot Systems Ltd. (“Orbot”), a private Israeli company which was engaged primarily in the design, development, manufacture and marketing of AOI and process control systems for use in the manufacture of bare PCBs, the then principal shareholders of the Company and all of the then shareholders of Orbot (the “Former Orbot Shareholders”), pursuant to which the Former Orbot Shareholders, on October 27, 1992, transferred all of their shares and all outstanding options to purchase or acquire shares in Orbot to the Company in exchange for a sufficient number of Ordinary Shares and options to purchase Ordinary Shares so that, following consummation of the transaction, the Former Orbot Shareholders owned 50% of the issued and outstanding share capital of the Company on a fully diluted basis (giving effect to certain post-closing adjustments). The Merger Agreement also provided for the merger of Orbot with and into the Company, in such manner that the Company would be the surviving entity (the “Merger”).

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

(b)    Major Business Developments

The Company’s business initially centered upon the design, development, manufacture, marketing and service of AOI and process control systems and imaging solutions for use in the manufacture of bare PCBs, and since the Merger the Company has been the world’s leader in providing such systems. Since 1991, the Company has also been engaged, and has become a world leader, in the design, development, manufacture, marketing and service of AOI and process control systems for use in the manufacture of FPDs. Commencing in 1997, the Company has also been engaged in the design, development, manufacture, marketing and service of AOI and process control systems for use in the manufacture of assembled PCBs. In addition, since 1995, the Company has, through Orbograph, developed and marketed to banks and other check processing organizations solutions enabling automatic check reading through data conversion software. This represented the first application of the Company’s machine vision and image processing technologies outside the electronics industry.

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

In 1997, the Company commenced the design, development, manufacture and marketing of AOI systems for assembled PCBs through a limited partnership (“Orbotech-Schuh”), in which the Company initially held a 51% equity interest, which acquired the AOI activity of Dipl.- Ing W. Schuh GmbH & Co. KG, a German private limited partnership which had been engaged in the manufacture of AOI systems for assembled PCBs. In 2001, the Company exercised an option to acquire the remaining equity interest in Orbotech-Schuh. For further information on AOI systems for assembled PCBs, see Item 4—Information on the Company—Business Overview—The Company’s Products—Assembled PCBs.

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

In 2001, the Company formed a corporate venture fund, the Orbotech Technology Ventures Limited Partnership (the “Fund”), to develop and expand opportunities for growth, and to further strengthen the Company’s overall position within the electronics industry. The Fund, which is wholly-owned by the Company, provides financing to companies which have technologies or products that may complement the Company’s long-term business strategy. As at December 31, 2003, the Fund had invested approximately $8.7 million, and had committed to further equity investments totaling approximately $0.5 million, in three private Israeli companies. In addition, as at that date, the Company had directly invested a total of approximately $3.3 million in an equity investment in a fourth private Israeli company. During 2003 the Company wrote down from $1.1 million to $0.4 million one of the Fund’s investments.

In February 2004, the Fund entered into an irrevocable (though conditional) agreement with Clal Industries and Investments Ltd. (“Clal”) to purchase the entire equity interest of Clal in Negevtech Ltd., one of the private Israeli companies in which the Fund has invested, for approximately $14.1 million, payable in cash. In April 2004 the Company was advised by Clal that the other shareholders of Negevtech Ltd. had exercised their pre-emptive rights to acquire all the shares of Negevtech Ltd. which were the subject of this agreement, and accordingly the Company will not be purchasing these shares from Clal.

(c)    Recent Major Expenditures

During the period from January 1, 2003 to December 31, 2003, the Company’s capital expenditures totaled approximately $3.9 million (compared to $4.6 million during 2002 and $9.3 million during 2001), of which approximately $2.9 million (compared to $3.3 million during 2002 and $5.6 million during 2001) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $1.0 million (compared to $1.3 million during 2002 and $3.7 million during 2001) was expended upon various facilities of the Company’s subsidiaries, primarily outside Israel. Of these expenditures, approximately $3.0 million during 2003 (compared to $3.4 million during 2002 and $5.3 million during 2001) was for capital equipment and leasehold improvements and the balance of approximately $0.9 million (compared to $1.2 million during 2002 and $4.0 million during 2001) was related to information technology. During 2003, the Company did not make any significant capital divestitures nor are any such divestitures in progress. Other than further capital expenditures of the types and consistent with the amounts described above, there are no significant capital expenditures in progress by the Company.

During January 2001, the Company exercised an option to acquire the remaining equity interest in Orbotech-Schuh and paid approximately $13.3 million. Also, during March 2001, the Company entered into an agreement for the purchase of certain inspection-related intellectual property owned by certain subsidiaries of Brown & Sharpe Manufacturing Company, for approximately $2.5 million.

All of the above expenditures were paid from internally generated funds.

(d)    Miscellaneous

The Company’s corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel. The Company’s postal address and its telephone and facsimile numbers at that facility are, respectively, P. O. Box 215, Yavne 81101, Israel, +972-8-9423533 and +972-8-9438769. The Company’s internet address is: www.orbotech.com, where its Annual Report on Form 20-F, current reports on Form 6-K and certain other SEC filings made by or relevant to the Company may be accessed through the “SEC Filings” hyperlink contained on the “Investors” section.

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

The Company’s AOI systems use Orbotech’s proprietary machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technology to detect, automatically, flaws and defects in products being manufactured or assembled by its customers. These systems are designed to help increase the yield and cost effectiveness of customers’ production processes. In addition, through its AOI systems for bare PCBs and imaging solutions, and the CAM solutions which it markets, the Company offers to its PCB manufacturing customers comprehensive solutions which allow automation and integration of the design, tooling, production data and inspection needs associated with PCB production. The Company believes that its PCB-AOI customers generally view AOI as an integral part of the manufacturing process rather than as a “dissociated” post-manufacturing step. The Company’s FPD-AOI systems detect defects in the active matrix glass component of FPDs and, by using automatic classification tools, also identify flaws occurring within the FPD manufacturing process. This enables manufacturers to ascertain the source of those flaws as early as possible during the manufacturing process which, in turn, increases production yield and facilitates preventative actions that can reduce the recurrence of defects in the future.

Orbograph’s data conversion software solutions use Orbotech’s proprietary machine vision and artificial intelligence to enable banks and other check processing organizations to automate their check processing operations, thereby reducing manual labor costs and increasing their overall cost effectiveness.

The Company currently has two reportable operating segments: Production Support Solutions for the Electronics Industry, which, in 2003, accounted for approximately 95% of the Company’s revenues; and Automatic Check Reading, which, in 2003, accounted for approximately 5% of the Company’s revenues. See Note 14a to the Consolidated Financial Statements listed in Item 18 for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

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

The ongoing trend towards the more complex electronic components, which are used in sophisticated devices such as mobile telephones and PDAs, requires the production of high-density PCBs with finer conductor lines, reduced spacing between those lines, smaller holes and multiple layers. For such complex, multilayer boards, production yield drops dramatically as the number of likely defects increases. The Company’s PCB-AOI products are of particular value to manufacturers of fine line and multilayered PCBs.

Another aspect of PCB manufacturing which may benefit from automated inspection is interconnecting devices for silicon chips. These are sometimes known as IC (interconnecting) substrates, packaging substrates or chip carriers. After the production of silicon chips, the finished silicon die must be interconnected with other electronic components in order to perform their desired functions. This process may be performed by various technologies and through various substrates and methods, such as wire bonding to ball grid arrays, or direct bonding to the desired circuit pattern on PCBs or multichip or other modules. These substrates are also susceptible to various defects, such as plating defects, off-measure lead dimensions or surface defects which, if not detected prior to interconnection to the silicon die, may result in scrapping of the package together with the silicon die.

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

Verification and repair stations enable manufacturers to obtain an accurate picture of the defects occurring at various stages of production and, where possible, to repair them. This is of value to manufacturers since PCBs in which defects are detected must be either scrapped or repaired, depending upon the nature of the flaw. In addition, these process tools provide statistical and other information which may be useful to manufacturers in adapting and tailoring their manufacturing processes so as to reduce the recurrence of such defects. Since the verification process involves sorting of critical defects from false alarms and repair of the panel, it is generally performed separately from inspection.

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

CAM solutions are designed for application in the PCB pre-production phase to facilitate automation and integration of the design, tooling, production data and inspection needs associated with PCB production. The

Company’s products include archiving and engineering software solutions, which streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations. The Company’s CAM solutions are offered through Frontline, which also supports the pre-existing installed base of CAM products of both the Company and Valor. The Company has also entered into certain marketing arrangements with Frontline.

In 2003, the Company’s bare PCB product lines accounted for approximately $133.4 million of revenues (including approximately $52.7 million related to service and support of those products), representing approximately 58% of the Company’s revenues. This compared with approximately $129.4 million of revenues (including approximately $52.0 million related to service and support of those products), representing approximately 60% of the Company’s revenues, in 2002, and approximately $202.0 million of revenues (including approximately $63.8 million related to service and support of those products), representing approximately 67% of the Company’s revenues, in 2001.

•	Bare PCB Products

Vision Series.    The Vision series of PCB-AOI systems is designed for the inspection of PCBs for which fluorescent technology is more suitable. The Vision-309 system is designed to inspect lines down to 2 mil in width and can inspect more than 1,200 panel sides per eight hour shift of 18” x 24” PCBs containing lines 5 mil in width. In 2003 the Company introduced the next generation Vision system, the PowerVision, which achieves up to 30% higher throughput and offers improved resolution (down to 1.5 mil line width) as well as enhanced detection algorithms for the inspection of today’s advanced and complex PCB designs.

InSpire Series.    The InSpire series, which was introduced in 1998, is designed to meet the critical cost, quality and time-to-market challenges of traditional, mid- to high-volume PCB production, by offering superior detection, very high and reliable throughput and significantly reduced labor requirements. The InSpire-9060 system features fully automated panel handling and achieves scan speeds of up to 210 sides per hour on an 18” x 24” panel. Customers may select either the Company’s integrated automation solution or compatible automation modules offered by third party suppliers.

InFinex Series.    The InFinex series, which was introduced in 2002, enables the high-volume inspection of advanced packages (such as chip carriers), ultra fine-line designs (down to 15 micron line widths) and advanced mainstream PCBs. The series employs specialized morphology based algorithms to facilitate the detection of extremely fine defects in critical, hard-to-inspect areas, including wire and FlipChip bonding pads, resulting in accurate detection and a low rate of false calls on even the most complex design patterns. The series includes systems which are capable of scanning 45 sides per hour at 1 mil line widths.

Spiron Series.    The Spiron series, which was introduced in the first quarter of 2003, includes many features similar to those of the InSpire series. However, the Spiron systems contain a manual loading mechanism and are therefore generally better suited for manual mass-production. The Spiron-8800 incorporates a dual loading table and is capable of throughput of up to 200 sides per hour in 5 mil line width. The dual loading table enables the operator to perform on-line verification of a panel which has just been inspected, concurrently with the inspection of the next board. This process, known as VIP (verification in parallel), results in a single AOI solution, incorporating both inspection and verification leading to a more efficient workflow, significant cost and labor savings, reduced panel handling and, ultimately, improved yield. In 2004, the Company introduced the AVIP (automatic verification in parallel) option, which enables the Spiron to perform most verification tasks in an automated manner, thereby facilitating a generally more reliable, predictable and efficient verification process.

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

Laser Plotters.    The Company’s current series of external drum laser plotters is the Image LP7008 family. The 48-beam imaging technology incorporated in the LP7008 enables it to achieve very high plotting speeds. The main advantages of external drum laser plotters are the short distance between the laser optics and the media, which results in more accurate features, higher resolution and geometric accuracy and the ability to accommodate large size films. The Image LP7008 laser plotter is capable of plotting at multiple resolutions down to 1 micron resolution in certain configurations. It allows the operator to enter data for a number of plotting jobs, while leaving the plotter unattended to load films of different sizes and types on to the drum automatically and to plot and unload the finished artwork, all under light-tight, dust-free conditions.

Direct Imaging.    The Company’s initial direct imaging project, originally conducted through the DI Joint Venture, relates to the development of an advanced, laser-based direct imaging system for use in the manufacture of PCBs at full production rates. The latest direct imaging product, developed by the Company and introduced in the second quarter of 2003, is the DP-100SL, a direct imaging solution enabling the production of fine feature PCBs. Although based generally on its predecessor, the DP-100 (which was introduced in 1999), the DP-100SL operates with a diode pumped, solid state ultraviolet laser rather than the gas ultraviolet laser used in the DP-100, thereby facilitating lower electricity consumption, reduced cost of operations and extended laser life. The DP-100SL preserves the sophisticated optics incorporated in the DP-100, allowing the exposure of an entire panel in one scan, and utilizes the same advanced digital techniques to enable wide process latitudes, digital image scaling and precise side-to-side registration. As with the DP-100, the single scan-line technique used to image the entire panel provides uniform exposure even on large panel surfaces. The system’s sophisticated filtering mechanisms and relatively small number of process steps reduce external contaminants and handling defects. The DP-100SL achieves effective imaging rates of 120 sides per hour in manual operation mode.

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

Once manufactured, “bare” PCBs are then mounted with the electronic components needed to perform the specified tasks, after which process they are commonly referred to as “assembled” (or “populated”) PCBs. There are three main steps in the assembly of surface-mount devices. The first step, solder paste printing, is the application of solder paste on every contact point of the PCB. The solder paste will later be reflowed to form the solder joint. The second step, component placement, is the actual placement of the components on the PCB. The last step, reflow, is the process of melting the solder paste and cooling it to form a solder joint. Inspection, either manual or automated, is performed after some or all of these steps, depending upon the intended application and the complexity of the board. As PCB assemblies become smaller and denser, manual inspection becomes increasingly time consuming and inefficient, resulting in higher manufacturing costs, lower yields and more product returns.

•	Overview of Assembled PCB Product Lines

The Company’s assembled PCB product lines consist of: (i) AOI solutions for each production stage of assembled PCBs; (ii) verification and repair stations; and (iii) process control tool solutions.

The Company’s assembled PCB-AOI solutions are computerized electro-optical systems comprising either two or three dimensional image acquisition methods for the identification and inspection of defects and process deviations at various stages in the manufacture of assembled PCBs. Each of these solutions is designed to work in either in-line or off-line mode and can support high-volume production. In addition, when supplemented with specialized software developed and marketed by the Company, these solutions can also support prototype production (also known as “NPI” (new product introduction) or “high-mix” production), which is utilized mainly in the introduction of new products. Other specialized software produced and marketed by the Company enables these systems to inspect the press-fit connector pins located in the backplane of an assembled PCB.

In 2003, the Company’s assembled PCB product lines accounted for approximately $21.6 million of revenues (including approximately $2.1 million related to service and support of those products), representing approximately 9% of the Company’s revenues. This compared with approximately $19.9 million of revenues (including approximately $1.7 million related to service and support of those products), representing approximately 9% of the Company’s revenues, in 2002, and approximately $24.5 million of revenues (including approximately $1.7 million related to service and support of those products), representing approximately 8% of the Company’s revenues, in 2001.

•	Assembled PCB Products

Trion Series.    The Company’s principal products for the inspection of assembled PCBs are in-line and off-line, post-paste, post-placement and post-solder inspection systems, called the Trion 2000 family, introduced in 1999. This family is comprised of inspection systems varying in throughput, inspection stage and price. The systems all provide high level defect detection and repair cycles as well as accurate process data for fault prevention at the critical stages of post-paste, post-placement and post-solder inspection, thereby improving yields of even the most complex surface mount, through-hole and mixed technologies. The Trion 2000 Xpress and the Trion HD, both introduced in 2002, have been developed to meet the requirements of manufacturers of either high density or small component assembled PCBs, such as those used in personal computers, notebook motherboards, mobile applications or telecommunication transmission stations, whether produced in small or large batch sizes.

VT Series.    The VT 9000 family of AOI systems was introduced in 2002, and has been designed to address the requirements of mainstream assembly technology by providing lower cost inspection solutions which support high volume production in small to medium sized manufacturing facilities. These systems support a similar product mix to the Trion Xpress, such as motherboard, controller and automotive applications.

Symbion Series.    The Company’s new three dimensional solder paste AOI systems, the Symbion Series, has been designed to provide an AOI solution to the solder paste inspection needs of electronics assembly manufacturers. The Symbion P36 features innovative POP (parallel optical path) technology and utilizes simultaneous two and three-dimensional area and volumetric measurements, at high speed and without compromising accuracy.

Verification and Repair Stations.    The Verifast 21 verification and repair station supports all of the Company’s assembled PCB AOI systems and provides rapid repair cycles by means of clear and easy-to-use graphic user interface. It also offers accurate data for process control. The ergonomic design of the repair station facilitates the location of defects, either on screen or with a laser pointer that pinpoints failures on the PCB. The station operates in either fully automated in-line configuration, or in off-line mode.

Process Control Tools.    The Company’s suite of process control tool solutions, called the “Advisor” products, consists of: the Quality Process Control (Process Advisor), which provides real time statistical process control, processes statistical data and visualizes inspection results, enabling manufacturers to identify undesirable process trends and problems; the Yield Advisor, a data analysis application which uses AOI and verification and repair station results for data input, enabling extensive monitoring and reporting of the PCB assembly process; and the Process Control-and-Capability Module (Line Advisor) packages for measuring placement machine capability in post-reflow AOI.

(iii)    FPDs

•	General

FPDs are presently used as display screens for laptop and desktop computers, televisions, digital telephones, car navigation systems, video cameras and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications. FPDs offer various advantages over cathode ray tubes (“CRT”s), including the convenience associated with their smaller physical dimensions and lower weight, and their relatively low levels of radiation and heat emission. The significant increase in the replacement of desktop CRTs by FPDs for use in computers in recent years has also been due, in part, to the reduction in FPD unit costs resulting from technological improvements in FPD manufacturing processes. Recently, there has been a significant growth in sales of liquid crystal display (“LCD”) wall-mounted television sets for home use, now estimated to comprise approximately three percent of the worldwide sales of television sets. This increased demand has given rise to considerable investments by LCD manufacturers in order to facilitate the supply of LCDs for television requirements. The Company anticipates that there will be a further movement towards the replacement of CRTs by FPDs for computers, as well as for mid-size wall-mounted television sets for home use, audio visual applications and other electronic devices and applications.

The most common FPD technology currently in use is the thin film transistor (“TFT”) LCD, and the Company believes that this LCD technology will maintain its position of major importance in the foreseeable future. TFT LCDs, which are also known as active matrix LCDs, enable the production of higher resolution displays which provide very high-quality performance. They have replaced the “lower-end” passive matrix LCDs for use in mainstream applications such as laptop screens. Desktop monitors for personal computers, which is one of the major applications for FPDs, are manufactured using only active matrix TFT LCDs.

A typical active matrix LCD consists of two transparent substrates (normally glass) separated by liquid crystal material. On one of the substrates an active array of transistors is built through a complex, multilayer photolithographic deposition process similar in many ways to semiconductor production. On the other substrate a color filter is attached. There are three transistors, one for each of the red, green and blue components of each picture element (commonly known as a “pixel”). In a typical XGA-quality color active matrix LCD there are a total of 2,360,000 transistors with geometric line widths for each transistor of approximately five microns. The color filter enables the display to attain color capability by selectively filtering out the light emissions from each multi-transistor to produce the desired color mix on the display. The high quality viewing demands imposed by LCD television applications have increased the need for manufacturers to employ stringent yield management tools such as the measurement and inspection systems developed and offered by the Company.

FPD manufacturers generally refer to the size of glass panels (as measured in length and breadth) in terms of successively numbered “generations”. Although there is no standard gauge which is strictly and uniformly applied by all FPD manufacturers, there does exist a broad understanding as to the glass size represented by each incremental generation number. Normally, fourth generation glasses are 730 x 920 mm in size, fifth generation 1,100 mms x 1,300 mm in size and sixth generation 1,500 mms x 1,850 mm in size. Seventh generation glass panels, the development and production of which has recently been announced by major FPD manufacturers, are planned to be 1,870 mm x 2,200 mm in size. By developing increasingly large FPD glass sizes, manufacturers are able to take advantage of various economies of scale which are available in the FPD production process, thus enabling them to improve their overall productivity. In addition, larger FPD glasses enable manufacturers to produce and market consumer products with larger screen sizes.

The technology traditionally utilized in producing the LCD rear panel, and the TFTs incorporated into them, is known as “Amorphous Silicon” or “a-Si”, which refers to the material from which the active portion of the transistors is manufactured. However, a new technology, Low Temperature Polysilicon (“LTPS”), has also emerged into mainstream LCD manufacturing. Although LTPS requires more processing steps, as well as additional and higher resolution inspection, than Amorphous Silicon, it enables significantly better performance of the final LCD product. In addition, it allows for the integration of non-display components on to the display glass, which can have the effect of reducing the number of parts required to be assembled in the final product.

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

The inspection of LCDs poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multi-layered structure and high-density features and the fine nature of potential defects. LCD inspection must also match the high production speeds of LCD facilities. These technological challenges are growing more acute as LCDs become larger in size and increasingly complex in response to customer requirements for larger and more sophisticated displays utilizing increased numbers of pixels and involving greater complexity of manufacture.

•	Overview of FPD Product Lines

The Company’s FPD product lines consist of: (i) FPD-AOI systems for LCD products; and (ii) process control tool solutions.

In 2003, the Company’s FPD product lines accounted for approximately $63.1 million of revenues (including approximately $8.5 million related to service and support of such products), representing approximately 28% of the Company’s revenues. This compared with approximately $58.2 million of revenues (including approximately $7.1 million related to service and support of such products), representing approximately 27% of the Company’s revenues, in 2002, and approximately $69.4 million of revenues (including approximately $9.1 million related to service and support of those products), representing approximately 23% of the Company’s revenues, in 2001.

•	FPD Products

FPI-7000 Series.    The FPI-7000 series of AOI systems employ an innovative image acquisition system which enhances the inspected material contrast thereby enabling the inspection of a wide variety of layers. The FPI-7090, which was introduced in 1999, is designed to handle fourth generation glass substrates. In 2001, the Company introduced the FPI-7590 to support fifth generation glass substrates.

FPI-6000 Series.    The FPI-6000 series of AOI systems offer high sensitivity at rapid inspection speed. In 1999 the Company introduced the 6090 LCD-AOI system for fourth generation size glass substrates, and in 2001 it introduced the FPI-6590 to support fifth generation glass substrates at a very high resolution of 3 microns. These systems complemented and expanded the Company’s range of LCD-AOI systems by broadening the scope of inspection solutions which the Company is able to offer to include engineering tool-process analysis for process setup.

InVision Series.    In 2002 the Company introduced an in-line inspection system, the Invision™ series, which is designed to be integrated into process equipment so as to provide rapid feedback on process failures. This series, which expands and complements the Company’s line of AOI solutions for FPD production, is designed to inspect glass at very high speeds which keep pace with the production line index, thereby enabling deployment of systems directly in line with other advanced production tools. The Invision series is available in three models which are designed to meet the technology needs of fifth, sixth and seventh generation glass sizes, at the sensitivity level required for each manufacturing stage. Each of these systems incorporates innovative inspection technology, including a specially designed air-float table for accurate height positioning and non-contact handling of the glass.

SuperVision Series.    In 2003 the Company introduced a new series of off-line, FPD-AOI systems, the SuperVision series. The SuperVision 650 system is the first FPD-AOI system designed to support sixth generation glass substrates. The system incorporates a highly innovative glass transportation technique based on air-float technology, and its customized camera and new software architecture enable it to identify very small defects on large glass panels without compromising scan speed.

Pointer.    The Company has also expanded the range of applications for which its FPD-AOI systems can be utilized, with the introduction in 2002 of the Pointer AOI, as an alternative to the traditional methods of electrical testing for open or short circuits. The Pointer AOI operates at relatively low running costs, can provide more comprehensive information than electrical testing methods and eliminates the risks of damage generally associated with mechanical probes.

Process Control Tools.    In the first quarter of 2003, the Company introduced the EYES-2020, an enhanced process monitoring system providing very effective defect data analysis. It enables accurate process control, virtually in real time, and improves yields by counting, accumulating and analyzing AOI-generated defect data automatically. EYES-2020 also uses the data which it has collected to initiate certain parts of the AOI setup process of systems, thereby eliminating the need for FPD manufacturers to devote other time and resources for that purpose. The Company believes that the combination of AOI and EYES allows FPD manufacturers to achieve very high quality, comprehensive and reliable process control.

(iv)    Automatic Check Reading

•	General

Through Orbograph, the Company develops, and markets by way of system integrators and solution providers, automatic check reading products to banks and other check processing organizations. This represents the first application of the Company’s machine vision and image processing technologies outside the electronics industry. Traditionally, check reading has been accomplished by means of human operators who, functioning under strict transit deadlines, visually read and manually key the relevant data into automatic processing systems. When conducted in this fashion, the process is necessarily labor-intensive, time consuming and subject to operator fatigue and human error. By using Orbograph’s automatic check reading products, customers substantially reduce their manual labor costs, while at the same time generally achieving greater accuracy than human operators. The Company believes that Orbograph is currently a leading provider of automatic check reading software.

According to information published in 2002 by the United States Federal Reserve, approximately 32.8 billion checks were processed in the United States in 1979, compared with approximately 49.5 billion in 1995 and approximately 42.5 billion in 2000. The Company believes that, due at least in part to the growing use of electronic methods of payment, the total number of checks used annually in the United States is decreasing and can be expected to continue to decline in the future, which could result in a corresponding reduction in the need for check reading solutions of the type offered by Orbograph. However, recent United States legislation, known as “Check Processing In The 21st Century” (or “Check 21”), which will enter into law in October 2004, may have the indirect effect of encouraging banks to adopt image processing technology, including check imaging and recognition technology of the type offered by Orbograph.

In 2003, the Company’s check reading product lines accounted for approximately $10.3 million of revenues (including approximately $2.1 million related to service and support of those products), representing approximately 5% of the Company’s revenues. This compared with approximately $8.8 million of revenues

(including approximately $1.4 million related to service and support of those products), representing approximately 4% of the Company’s revenues, in 2002, and approximately $6.0 million of revenues (including approximately $1.0 million related to service and support of those products), representing approximately 2% of the Company’s revenues, in 2001.

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

OrboCAR Series.    Orbograph’s principal products are the OrboCAR (check amount recognition) suite of products which are designed to read, automatically, the “courtesy amount” (the numerical characters) as well as the “legal amount” (the alphabetical letters) handwritten or printed on checks. OrboCAR products are utilized in conjunction with the image-based check processing systems employed by banks and other check processing organizations. The OrboCAR series includes a range of products, varying in the accuracy and percentage of checks which they are capable of reading, but all OrboCAR products share common interfaces, thereby facilitating easy upgradability. The principal product in the series is the OrboCAR Accura, a check amount recognition product introduced in 2002, which achieves a considerably higher degree of accuracy than previous Orbograph products and most human operators. Prior to 2003, Orbograph’s OrboCAR products had been installed mainly in small and medium-sized banks. However, during 2003 Orbograph commenced installing its OrboCAR products in larger banks and check-processing organizations.

OrboCAR Apex.    During 2003, Orbograph expanded the installed base of its OrboCAR Apex, an innovative product that provides a highly efficient solution to check data entry by using a combination of artificial intelligence and human intervention. This product is based on Orbograph’s Key-PayTM, a patent-pending technology for web-based outsourcing enabling improved response time. The Company believes that United States banks, in conjunction with data entry companies partnering with Orbograph, currently outsource the processing of millions of checks annually using OrboCAR Apex.

(d)    Marketing, Sales and Support

The Company markets its products for inspection of electronic components and provides customer support through its wholly-owned subsidiaries in the United States, Europe, the Pacific Rim and Japan. Each subsidiary employs local marketing, sales and customer support personnel. Worldwide marketing efforts are coordinated by the responsible marketing managers, who are based at Company headquarters in Israel. Orbograph, utilizing Orbotech, Inc. as its distributor, markets and sells its principal products through system integrators, principally in North America, who incorporate the Company’s data conversion software into the automated check processing systems utilized by banks and other check processing organizations.

Approximately 130 people are engaged in the Company’s worldwide sales and marketing efforts, which include participation in various trade shows and conventions, publications and trade press, demonstrations performed in Company facilities and daily contact with customers by sales personnel.

The Company installs, services and provides training to customers on all its products. After a minimum amount of site preparation by the customer, installation of a typical system can normally be completed at the customer’s site within a very short time after delivery. The Company’s customer support representative installs and checks the system. As part of the installation procedure, the Company provides system documentation and simple training in maintenance and application to customers. In addition, for a fee, the Company offers customers service and maintenance contracts commencing after the expiration of the warranty period. Software, whether contained in optional features or forming an integral part of the functioning capacity of the system, is licensed. Software updates are typically included in the service fee.

At December 31, 2003, the Company employed 417 customer support personnel, stationed at 33 locations worldwide, to ensure prompt and efficient service. 45 persons were stationed at six locations in the United States, 56 were stationed at seven locations in Europe, 219 were stationed at 18 locations in the Pacific Rim, 49 were stationed at one location in Israel and 48 were stationed at one location in Japan.

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

Most electronic components are imported from the United States, Europe and Japan. The Company’s production capacity is sufficient for its level of sales and permits the Company, in most cases, to ship products within one to three months of receipt of customer orders if requested by the customer.

Certain key components and subassemblies included in the Company’s systems are purchased from a limited group of suppliers. The Company currently purchases certain key components from single sources of supply. To date, the Company has been able to obtain sufficient units to meet its needs and does not foresee any short-term supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources could disrupt production, thereby adversely affecting the Company’s results. The Company generally maintains several months’ inventory of critical components used in the manufacture and assembly of its systems.

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

During 2003, the Company faced increased competition for its FPD products, causing it to experience pricing pressure from customers. Korean developers of AOI systems have introduced in-line and off-line FPD-AOI solutions which compete with the Company’s InVision, SuperVision and FPI series. Although the Company believes that its solutions compare favorably with those of its competitors, there can be no assurance that FPD manufacturers will choose to purchase the Company’s products.

Inspection solutions for assembled PCBs are currently offered by a decreasing number of providers, some of which have broader product offerings targeted at the same customer base, and many of which are business units within companies of significantly greater size, and having access to substantially more capital and other resources, than does the Company. The Company anticipates that the number of providers will continue to decline, and that those companies which are able to develop and offer competitively priced inspection solutions furnishing superiority of performance and ease of handling, and to provide consistent and effective service and support of those systems to customers, will prove most successful.

The Company believes that, based upon their respective characteristics, such as automation, throughput, ease-of-use, image processing, editing capabilities, storage format, accuracy and speed, the performance capabilities of its imaging solutions and its AOI systems for use in the inspection of bare and assembled PCBs, and in the inspection of FPDs, are competitive with similar products.

The Company also believes that in the future price will remain a principal competitive factor for its PCB and FPD products. However, other factors, including functionality and performance (e.g., speed, ease of use, accuracy and reliability), the provision of improved products through research and development, customer support services and customer relations will continue to be of importance to these manufacturing customers.

Orbograph’s automatic check reading products face competition in North America from a number of other providers of so-called “intelligent” character recognition solutions, some of which are larger in size and/or have more experience in the provision of such solutions than Orbograph.

The Company’s competitors can be expected to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features. Maintaining the technological and other advantages of the Company’s products over those of its competitors will require a continued high level of investment by the Company in both research and development and operations. The Company believes it can maintain its competitive position by continuing to supply updated, state-of-the-art product apparatus, by providing comprehensive after-sales support and by continuing to develop improved features to meet sophisticated customer needs. There can be no assurance that the Company will be able to continue to make such investments or that the Company will be able to achieve the technological advances necessary to maintain its current competitive advantages.

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

4.C    Organizational Structure

The Company’s wholly-owned subsidiary in the United States, Orbotech, Inc., maintains its headquarters in Billerica, Massachusetts, with a regional office in Tustin, California. The Company’s European operations are coordinated from the headquarters of its wholly-owned subsidiary in Brussels, Orbotech S.A., and from regional offices in Paris, Manchester and Stuttgart. Orbotech Pacific Ltd. and Orbotech Asia Ltd., also wholly-owned subsidiaries of the Company, operate through their headquarters in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in Korea, Taiwan, Singapore and China. The Company’s wholly-owned subsidiary in Japan, Orbotech Japan Ltd., maintains its headquarters in Tokyo. The Company’s principal Israeli subsidiaries, headquartered in Yavne, Israel, are Orbograph (owned approximately 92% by the Company) and the Orbotech Technology Ventures Limited Partnership (wholly-owned by the Company), of which the partners are the Company and Orbotech Technology Ventures Limited.

4.D    Property, Plants and Equipment

The Company’s administrative, manufacturing, research and development, corporate sales, marketing and customer support operations are conducted in and from leased premises located in Yavne, Israel, comprising a total area of approximately 253,000 square feet with an option to lease additional space. The lease is for a ten year period terminating in July 2007, and the Company has a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 156,000 square feet of floor space outside Israel, which is used primarily in connection with sales, marketing and customer support. These leases expire on various dates up to 2011. Also, the Company, through its Belgian subsidiary, Orbotech S.A., owns an interest in real property which is used as its European headquarters.

The aggregate annual net rental for all of the Company’s facilities in and outside Israel in 2003 was approximately $5.7 million (compared to approximately $6.2 million in 2002 and $5.7 million in 2001). For further information, see Note 8a(2) to the Consolidated Financial Statements listed in Item 18.

The Company has invested substantial sums in improving the leased properties which it occupies in order to adapt them to its various engineering and production activities. The majority of these improvements have been integrated into the leasehold facilities. At the present time the facilities available to the Company in Yavne, Israel, which include a new building completed and occupied during 2000, are approximately 88% utilized, generally on a one shift basis, in the course of the Company’s normal operations and are considered to be adequate for such operations. The Company is not presently engaged in the construction or material expansion of any additional building at its Yavne facilities and has no present plans to relocate its facilities. The Company is not aware of any environmental issues that may affect its ability to use its facilities.

During 1997, the Company entered into negative pledge agreements with certain banks pursuant to which the Company has undertaken not to register certain charges on its assets in favor of third parties without the prior consent of such banks. See Note 8c to the Consolidated Financial Statements listed in Item 18.

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

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In 2003, 2002 and 2001, revenues derived from sales of products constituted approximately 71%, 71% and 75%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During those periods, approximately 95%, 96% and 98%, respectively, of revenues from both product sales and service were derived from product lines related to its production support solutions for the electronics industry, and the balance from product lines related to automatic check reading. The Company expects that revenues from its products for inspection of electronic components and related services will continue to account for a predominant portion of total sales and service revenues in the near future. Most of the Company’s inspection-related revenues are derived from repeat sales to existing customers, and the Company expects that repeat sales will continue to account for a significant portion of such revenues in the future. See Note 14a to the Consolidated Financial Statements listed in Item 18 for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

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

(b)    Adoption of U.S. GAAP

For each of the years up to and including the year ended December 31, 2001, the Company prepared its primary financial statements in accordance with Israeli GAAP, with a reconciliation to U.S. GAAP presented in a note to the financial statements. However, the Company elected, as from 2002, to change the basis of accounting used in its primary financial statements from Israeli GAAP to U.S. GAAP. The Company believes that since its shares are traded only in the United States and the majority of such shares are beneficially owned by United States persons, investors and other users of its financial statements would benefit if the primary financial statements were prepared in accordance with U.S., rather than Israeli, GAAP. Nevertheless, having been advised by the SEC that its staff does not object to the Company’s so doing, the Company continues to account for Frontline using the proportionate method of consolidation, including summarized footnote disclosures of the amounts proportionately consolidated, rather than the equity method as is called for under U.S. GAAP pursuant to Accounting Principles Board Opinion No. 18.

Unless otherwise stated, all financial data presented in this Annual Report on Form 20-F have been adjusted to give effect to the adoption by the Company of U.S. GAAP.

(c)    Critical Accounting Policies

To improve understanding of the Company’s financial statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Consolidated Financial Statements listed in Item 18. The Company reviews its financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements, which are developed, in part, on the basis of these accounting policies, provide complete, accurate and transparent information concerning the financial condition of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as at December 31, 2003, and it believes that the Consolidated Financial Statements listed in Item 18 present fairly, in all material respects, the consolidated financial position of the Company as at that date.

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

The Company grants its customers a warranty, usually for a period of six to twelve months, on systems sold. Upon revenue recognition, the Company defers a portion of the sale price which relates to the expected warranty (based on past experience) and recognizes it as service revenue ratably over the warranty period. Service revenue in respect of the Company’s systems is recognized ratably over the contractual period or as services are performed. Annual service fees are generally based on the list price of the Company’s products. It has been the Company’s experience that most of its customers elect to receive maintenance services from the Company on a continuing contractual basis after the conclusion of the warranty period.

The Company recognizes revenue from sale of software to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable, and collectibility is probable. When software is made available to customers electronically, it is deemed to have been delivered when the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectibility is in question, revenue is recognized when the fee is collected.

Maintenance revenues are comprised of revenue from support arrangements which include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis, over the life of the related agreement, which is typically one year.

(ii)    Inventory Valuation

Inventories are valued at the lower of cost or market value. Cost is determined as follows: components - on the moving average basis; labor and overhead—on the basis of actual manufacturing costs. If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required. Inventories are written down for estimated obsolescence based upon assumptions about future demand and market conditions. Likewise, favorable future demand and market conditions could positively impact future operating results if inventory that has been written down is sold.

(iii)    Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Company generally requires letters of credit from banks. The allowance for doubtful accounts is determined for specific debts the collection of which is doubtful.

(iv)    Liability for Employee Rights Upon Retirement

The Company does not have any obligations to its employees upon retirement which are not fully provided for in the Consolidated Financial Statements listed in Item 18. In accordance with labor laws and agreements in force with respect to its Israeli and Japanese employees, the Company has liability for severance pay upon retirement, and the Company fully records such obligations at each balance sheet date on an undiscounted basis, based on salary components which, in management’s opinion, create entitlement to severance pay. The severance pay liability of the Company and its Israeli subsidiaries to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. See Note 7 to the Consolidated Financial Statements listed in Item 18.

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

As from January 1, 2002, pursuant to Statement of Financial Accounting Standards (“FAS”) No.142 of the Financial Accounting Standards Board of the United States (the “FASB”), “Goodwill and Other Intangible Assets”, goodwill is no longer amortized but rather is tested for impairment annually. During 2002, the Company identified its various reporting units, which consist of its operating segments, and performed the necessary allocations of its intangible assets between goodwill and other intangible assets, mainly intellectual property. The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption of FAS 142. As a result of the application of the transitional impairment test, the Company does not have to record a cumulative effect of accounting change for the estimated impairment of goodwill. The Company designated September 30 of each year as the date on which it will perform its annual goodwill impairment test. On September 30, 2003, an impairment test was conducted on the unamortized goodwill pursuant to which it was determined that, as of the date of the impairment test, no impairment existed. Changes in the fair value of the reporting units following material changes in the assumptions as to the future cash flows and/or discount rates could result in an unexpected impairment charge to goodwill.

The Company’s acquired intangible assets other than goodwill, comprised primarily of intellectual property, are being amortized on a straight-line basis over a period of five years, based on past experience. The amortization expense for 2003 totaled approximately $2.4 million and is anticipated to total approximately $2.3 million for 2004. If an event or a change in circumstances indicates that the carrying amount of such intangible assets may not be recoverable through undiscounted future cash flows, the carrying amount of these assets will be reviewed for impairment and, if necessary, written down to their estimated fair values.

See Notes 1i, 1j and 6 to the Consolidated Financial Statements listed in Item 18.

(d)    Recently Issued Accounting Pronouncements

In January 2003, the FASB issued FASB Interpretation Number (“FIN”) 46, “Consolidation of Variable Interest Entities”. Under FIN 46 entities are separated into two categories: (i) those for which voting interests are used to determine consolidation; and (ii) those for which other interests (variable interests) are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (“VIE”s) and how to determine when a business enterprise should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. In December 2003, the FASB issued FIN 46-R, which revised FIN 46 by amending some of its provisions and providing for new effective dates.

The adoption of FIN 46 did not have a material effect on the Company’s consolidated financial statements. The Company believes that the adoption of FIN 46-R will also not have a material effect on the Company’s consolidated financial statements.

In December 2003, the FASB issued Statement of Financial Accounting Standards No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132”. This statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosure provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the Company in the Consolidated Financial Statements listed in Item 18. The remaining provisions of this statement, which have a later effective date, are currently being evaluated by the Company.

(e)    Geographical Analysis; Worldwide Economic Situation; Cost of Revenues

(i)    Geographical Analysis and Worldwide Economic Situation

The following table sets forth the Company’s sales and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2003		2002		2001
	in thousands	% of total	in thousands	% of total	in thousands	% of total
Sales
North America	$21,900	14	$16,800	11	$40,000	18
Europe	11,800	7	9,500	6	30,200	13
Japan	37,300	23	27,200	18	45,400	20
Taiwan	50,400	31	41,900	27	53,600	24
China	26,400	16	29,800	19	33,500	15
Korea	6,000	4	16,300	11	13,500	6
Far East*	8,800	5	12,400	8	9,500	4
Other	400	—	400	—	600	—

Total Sales	$163,000	100	$154,300	100	$226,300	100

Service
North America	$13,200	20	$16,100	26	$23,600	31
Europe	10,300	16	9,700	16	12,900	17
Japan	9,300	14	8,700	14	10,000	13
Taiwan	14,800	23	13,100	21	14,600	19
China	10,100	15	7,000	11	5,900	8
Korea	4,200	7	4,000	6	5,300	7
Far East*	3,300	5	3,100	5	2,900	4
Other	200	—	400	1	400	1

Total Service	$65,400	100	$62,100	100	$75,600	100

TOTAL	$228,400		$216,400		$301,900

*	other than Japan, Taiwan, China and Korea.

Approximately 75% of the Company’s revenues from equipment sales and service revenue during 2003 (compared to 76% during 2002 and 64% during 2001) were derived from the Far East, including approximately 29% from revenues in Taiwan, 20% from revenues in Japan, 16% from revenues in China and 4% from revenues in Korea. In addition, virtually all of the Company’s revenues from its automatic check reading products were derived from sales in North America. The Company monitors developments, including banking and currency difficulties, in the financial markets and economies of all countries and regions in which it markets its products and their possible impact upon the Company.

During 2003, and especially in the later part of the year, the Company recognized higher revenues from equipment sales in North America and Europe, driven principally by increased high-end PCB manufacturing activity in those regions. The increased sales activity in Taiwan and Japan, and the reduced activity in Korea, during the year reflect in part the specific timing of certain substantial FPD equipment orders and deliveries and are not necessarily indicative of an identifiable geographical trend. The overall growth in service revenue derived from the Far East was a function of increased manufacturing activity in that region and the resulting greater number of service contracts with customers. The continued shift of PCB manufacturing activities from North America to the Far East, and particularly China, reflects manufacturers’ ongoing efforts to take advantage of the lower manufacturing costs prevailing in China.

The global electronics industry is starting to recover from the effects of depressed economic activity which occurred from late 2000 until the middle of 2003, resulting in an atmosphere of improving business confidence worldwide. However, the duration, extent and stability of this recovery is unclear, and the Company’s current ability to foresee future changes in the total volume of orders for its products and services remains limited. The worldwide economic slowdown continued to have a substantial impact upon the Company’s results during 2003, and the inherent uncertainties associated with the global economic situation and the financial markets and economies of those countries in which the Company markets its products, together with the related possible changes in demand for its products, means that past operating results may not necessarily be indicative of the future. Accordingly, while the Company is cautiously optimistic about current developments, it is not presently able to anticipate how such matters will affect its results during 2004, and no assurances as to future developments in respect of such matters can be given. See Item 5.D—Trend Information.

(ii)    Cost of Revenues

	Year Ended December 31,
	2003		2002	2001
	in thousands
Cost of Products Sold	*$	86,500	$78,400	*$	118,400
Cost of Services Rendered		51,900	51,900		65,100

Total Cost of Revenues		$138,400	$130,300		$183,500

*	Includes the write-downs of inventories of $7.4 million in 2003 and $7.0 million in 2001 relating to excess inventories of components for certain of the Company’s PCB and FPD products, and $14.2 million in 2001 payable to the Government of Israel in settlement of all royalties (other than those of Orbograph) arising from sales after June 30, 2001 with respect to previous OCS grants to the Company. See Item 5.C(a)—Research and Development, Patents and Licenses, etc.—Research and Development Policy.

(f)    Effective Corporate Tax Rate

The Company’s income tax obligations consist of those of the Company in Israel and those of each of its subsidiaries in their respective taxing jurisdictions. Through December 31, 2002, the Company elected not to exercise the option available to it under Israeli tax laws to calculate its taxable income in Dollars. As a result, the Company’s income tax obligations in Israel were based upon its earnings determined in Israeli currency on a real basis (having regard to the changes in the Israeli CPI) and not in Dollars, the functional currency of the Company’s financial statements. The effective tax rate in the Company’s financial statements for the years prior to 2003 was, therefore, influenced mainly by the following: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the difference between the change in the exchange rate of the Dollar to New Israeli Sheqels (“NIS”) and the change in the Israeli CPI; and (d) the portion of the Company’s income which is entitled to tax benefits due to those of its production facilities which are Approved Enterprises. The combination of these factors produced an effective tax rate of 3.2%, (6.6)% and (92.3)% for 2003, 2002 and 2001, respectively.

Beginning January 1, 2003, the Company elected to exercise the option under Israeli tax laws to calculate its taxable income in Dollars so as to reduce any potential exposure based on the differential between the change in the exchange rate of the Dollar to the NIS and the change in the Israeli CPI. The Company is bound by this election for a period of at least three years. Accordingly, during this period, the Company’s effective tax rate will be influenced mainly by the factors described above other than the difference in changes in the exchange rate as compared to changes in the Israeli CPI.

See Item 4.B—Business Overview—Additional Considerations Relating to the Company’s Operations in Israel; and Note 10 to the Consolidated Financial Statements listed in Item 18.

(g)    Impact of Inflation and Currency Fluctuations

The Dollar cost of the Company’s operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the Dollar. The Company’s Dollar costs will increase if this “gap” widens and the devaluation rate fails to keep pace with the rate of inflation in Israel, and, conversely, the Company may benefit if the rate at which Israeli currency devalues against the Dollar exceeds the rate of inflation in Israel. In the years ended December 31, 2003, 2002, 2001, 2000 and 1999, the annual inflation rate in Israel as adjusted for the devaluation of the Israeli currency in relation to the Dollar was 5.7%, (0.8)%, (7.8)%, 2.7% and 1.5%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.379, NIS 4.737, NIS 4.416, NIS 4.041 and NIS 4.153, respectively. As a result, the Company experienced increases in the Dollar costs of operations in Israel in 1999, 2000 and 2003, and decreases in 2001 and 2002. The changes in the Dollar cost of the Company’s operations in Israel relate primarily to the cost of salaries in Israel, which are paid in, and constitute a substantial portion of, the Company’s expenses in NIS. These NIS related expenses constituted approximately 22%, 25% and 24% of the total expenses of the Company for 2003, 2002 and 2001, respectively. There can be no assurance that the Company will not be materially adversely affected if inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

In addition, the Company receives most of its European revenues in Euros and its Japanese revenues in Japanese Yen, and expenses in Euros and Japanese Yen are generally less than its respective revenues in these currencies. The management of balances in Euros and Japanese Yen is conducted mainly through hedging agreements in an effort to reduce the effects of fluctuations in the exchange rate. See Item 11—Quantitative and Qualitative Disclosures about Market Risk. The Company’s cash reserves are held almost entirely in Dollars.

The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on April 21, 2004, was NIS 4.582 = $1.00.

(h)    Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2003	2002	2001
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues:
Cost	57.3	60.2	53.8
Write-down of inventories	3.3	—	2.3

Settlement with the Government of Israel in respect of research and development grants received	—	—	4.7
Total cost of revenues	60.6	60.2	60.8

Gross profit	39.4	39.8	39.2

Operating expenses
Research and development costs:
Expenses incurred	18.4	20.5	16.6
Less—government participations	1.1	1.0	—

Net research and development costs	17.3	19.5	16.6

Selling, general and administrative expenses	21.0	23.2	19.4
Amortization of goodwill and other intangible assets	1.0	1.1	2.4
Restructuring costs	1.7	5.0	2.0
Total operating expenses	41.0	48.8	40.4
Operating income (loss)	(1.6)	(9.0)	(1.2)

Financial income—net	1.0	1.3	1.6
Other expenses	(0.3)	—	—

Income (loss) before taxes on income	(0.9)	(7.7)	0.4

Taxes on income	—	(0.5)	(0.3)

Income (loss) from operations of the Company and its subsidiaries and joint venture	(0.9)	(7.2)	0.7

Share in losses of an associated company	(0.2)	(0.1)	—
Minority share in profits of consolidated subsidiary	(0.2)	—	—

Net income (loss)	(1.3)	(7.3)	0.7

(i)    Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

The Company’s financial results for 2003 reflected a year which commenced with a limited degree of stabilization in the electronics industry and witnessed an improving business environment as the year progressed. During the latter part of 2003, the Company’s PCB customers began to report stronger demand for their products which, combined with their depressed investment levels for new equipment in recent years and their growing capacity utilization rates, resulted in increased demand for the Company’s products.

During the fourth quarter of 2003, the Company recorded special charges of $10.9 million, net of taxes, consisting principally of a restructuring charge of $3.8 million resulting from headcount reductions and operational rationalizations, a write-off of $7.4 million ($6.3 million net of taxes) of inventory due to the accelerated acceptance, during this quarter, of new PCB products and new generations of FPD products resulting in obsolescence of certain components used in superseded products, and a charge of $0.7 million related to the

Company’s write-down of the Fund’s venture capital investment in one private Israeli company in which the Company has an equity interest. The cumulative effect of the staff reduction measures taken from August 2001 to December 2003 has been an overall decrease in the Company’s workforce from approximately 1,900 in August 2001 to approximately 1,400 at the end of December 2003. The operational rationalizations occurred primarily in North America and Europe, where business conditions in the electronics industry have been adversely affected by the continuing migration to the Far East of PCB manufacturing. The previous reductions in management salaries, implemented during 2001 and 2002, were reversed with effect from the beginning of 2003.

Revenues in 2003 totaled $228.4 million compared with $216.4 million in 2002. This increase of approximately 6% was principally attributable to the gradually improving business environment, leading to an increase in demand for the Company’s products. Revenues from service activities increased to $65.4 million from the $62.1 million recorded in 2002, reflecting higher income from service contracts arising primarily as a result of customers’ increased capacity utilization.

Revenues from the sale and service of PCB-related equipment increased to $155.0 million from the $149.3 million recorded in 2002. Of these revenues, $133.4 million, representing approximately 58% of the Company’s total revenues, was attributable to sales and service of systems for bare PCBs and $21.6 million, representing approximately 9% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs. In 2002, $129.4 million of revenues, representing approximately 60% of the Company’s total revenues, was attributable to sales and service of systems for bare PCBs and $19.9 million of revenues, representing approximately 9% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs.

During the second quarter of 2003, the Company introduced a new direct imaging system, the DP-100SL, featuring a solid state laser, which provides improved cost performance to the customer, primarily through reduced site preparation and service requirements. This system has been well received by PCB manufacturers, as evidenced by increased sales of direct imaging systems during the latter part of 2003, and is contributing, the Company believes, to an overall wider acceptance of direct imaging technology among the Company’s PCB customers.

The modest increase in revenues from sales of AOI systems for assembled PCBs reflects the still limited recognition throughout the electronics assembly industry of the potential benefits of AOI, combined with what would appear to be continued hesitancy on the part of assembly houses in making additional capital investments. Although the overall level of penetration of AOI within the assembled PCB manufacturing industry remains low, the Company believes this area is still maturing and will, in the future, be characterized by more widespread acceptance of AOI as the industry standard in electronics assembly manufacturing.

Revenues from the sale and service of FPD-related equipment increased to $63.1 million from the $58.2 million recorded in 2002. This increase was primarily due to the continuing investments by FPD manufacturers in fifth generation FPD fabrication plants for the production of notebook and desktop monitor applications and their initial investments in sixth generation FPD fabrication plants for the production of wall-mounted TFT-LCD televisions sets for home use. During the latter part of 2003, the FPD industry began to experience higher demand for FPDs for use in the manufacture of TFT-LCD televisions, and consequently the Company has received significantly increased orders for its FPD inspection equipment with delivery dates during 2004 and 2005.

Revenues from the Company’s automatic check reading products totaled $10.3 million in 2003, compared with $8.8 million in 2002, representing an increase of approximately 17%. The Company believes that this reflects a steadily growing awareness on the part of banks and other check processing organizations of the potential benefits to them of automatic check reading solutions of the type provided by the Company’s data conversion software.

Geographically, the Company experienced relative stability in the Far East in aggregate, with substantial increases in Japan and Taiwan and a substantial decrease in Korea. There were also significant increases in North American and European sale revenues. For additional information, see Geographical Analysis; Worldwide Economic Situation; Cost of Revenues.

Gross profit for 2003 was $90.0 million, or 39.4% of revenues compared to $86.1 million, or 39.8% of revenues, in 2002. Gross profit for 2003 reflected a $7.4 million charge for the write-down of inventory. The increase in gross profit from equipment sales in 2003 was indicative of a shift in product mix towards more technologically advanced solutions.

The reduction in gross research and development expenditures, from $44.4 million in 2002 to $42.1 million in 2003, reflected the selective curtailment of research and development activities during the transitional period of economic uncertainty, especially in the earlier part of 2003. Nevertheless, the Company continued to focus its research and development efforts towards the introduction of new products and technologies designed to maintain its position of technological leadership in the industries which it serves. During 2003, the Company received $2.6 million in Israeli Government participation in its research and development expenditures, as compared to $2.2 million in 2002.

Selling, general and administrative expenses decreased to $48.0 million in 2003 from the $50.2 million recorded in 2002. This decrease included the effects of the restructuring measures adopted during the fourth quarter of 2002, primarily in the Company’s North American and European operations. The Company has continued to expand its sales and marketing activities in the Far East in view of the ongoing migration to that region, and in particular to China, of high-volume PCB manufacturing operations and the increased FPD activity in that region.

The amortization of other intangible assets during 2003 totaled $2.4 million as compared to $2.5 million in 2002.

Net financial income totaled $2.4 million in 2003, compared with $2.9 million in 2002. The decrease in interest income, from $3.8 million to $2.7 million, resulted from further reductions in applicable interest rates. The Company also recorded an exchange rate gain of $1.6 million during the year, compared with an exchange rate gain of $0.6 million in 2002. The Company incurred $1.1 million in interest expenses in 2003, as compared with $0.6 million in 2002, with respect to its liability to the Government of Israel arising from the OCS Agreement.

During 2003, the Company wrote down, from $1.1 million to $0.4 million, its investment, made through the Fund, in a private Israeli company, engaged in the research and development of products for bio-medical applications using machine vision technology, to adjust the value of the investment as reflected in the last financing round of that company.

Taxes on income in 2003 reflected a charge of $0.1 million, compared to a credit of $1.1 million in 2002. The Company’s effective tax rates for 2003 and 2002 were 3.2% and (6.6)%, respectively. Generally, the Company’s effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises. See Effective Corporate Tax Rate.

The share in losses of an associated company of $0.5 million in 2003, compared with $0.2 million in 2002, reflects the Company’s share in the losses of a private Israeli company in which the Company holds a 38% equity interest (calculated on a fully diluted basis). The minority share in profits of a consolidated subsidiary of $0.5 million in 2003 reflects the 8% minority interest in Orbograph. Until 2002 the Company accounted for 100% of Orbograph’s profits and losses since as long as Orbograph had accumulated losses Orbotech funded Orbograph’s negative shareholders’ equity. Should Orbograph incur losses in the future, the minority shareholders will, for so long as their interest in shareholders’ equity remains positive, participate in such losses.

Net loss for the year ended December 31, 2003 was $3.0 million, or $0.09 per share (diluted), compared with a net loss of $15.8 million, or $0.49 per share (diluted), for the year ended December 31, 2002.

(j)    Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

The Company’s financial results for 2002 reflected the effects of a very challenging year, in which the prevailing worldwide economic weakness continued to impact the Company’s financial results and the overall difficulty in meeting its goals. During the year the Company experienced a continuation of the trend, which had commenced in the second quarter of 2001, towards a significantly lower level of demand for its products. This reflected, in part, widespread capital expenditure reductions throughout the electronics industry as inventories of electronic products, especially telecommunication devices, remained elevated. Consequently, during the year the Company recorded sharply reduced product revenues, particularly from sales of its AOI systems for bare PCBs, lower gross margins (prior to adjustment in 2001 for the write-down of inventories and the settlement with the Government of Israel pursuant to the OCS Agreement) and an overall operating loss. Towards the end of 2002, the Company witnessed some degree of stabilization in the demand for its bare and assembled PCB inspection systems, as well as a modest increase in the level of demand for its FPD inspection systems.

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

Revenues in 2002 totaled $216.4 million compared with $301.9 million in 2001. This decrease of 28% was principally attributable to the prevailing worldwide economic downturn and reduced overall demand for electronic equipment, and consequently for manufacturing components such as PCBs. Revenues from service activities declined to $62.1 million from the $75.6 million recorded in 2001, corresponding partly to the lower warranty revenues generated in circumstances of reduced product sales, and partly to the diminishing number of bare PCB manufacturing facilities, particularly in North America and Europe, resulting from overcapacity.

Revenues from the sale and service of PCB-related equipment decreased to $149.3 million from the $226.5 million recorded in 2001. Of these revenues, $129.4 million, representing approximately 60% of the Company’s total revenues, was attributable to sales and service of systems for bare PCBs and $19.9 million, representing approximately 9% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs. In 2001, $202.0 million of revenues, representing approximately 67% of the Company’s total revenues, was attributable to sales and service of systems for bare PCBs and $24.5 million of revenues, representing approximately 8% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs.

During 2002, the Company’s direct imaging manufacturing equipment continued to gain broader acceptance, in particular with manufacturers of high density, fine line bare PCBs.

The decrease in revenues from sales of AOI systems for assembled PCBs reflected the difficulties being experienced in the electronics manufacturing services (EMS) industry, which was characterized during the year by a widespread hesitancy on the part of contract manufacturers in making additional capital investments under difficult economic conditions.

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

Revenues from the Company’s automatic check reading products totaled approximately $8.8 million in 2002, compared with approximately $6.0 million in 2001, an increase of approximately 48%. The Company believes that this reflected a growing awareness on the part of banks and other check processing organizations of the potential benefits to them of automatic check reading solutions of the type provided by the Company’s data conversion software.

Geographically, the Company experienced relative stability in the Far East, notably Taiwan, China and Korea, but a significant reduction in revenues from North America, Europe and Japan. The decrease in sales and service revenues generated from North America and Europe during 2002 as compared with 2001 reflected, in part, the continuing migration of PCB manufacturing activities from North America and Europe to the Far East, and in particular to China, as manufacturers sought to take advantage of lower costs prevailing in the Far East. The Company believes that this decrease also reflected the underutilization of capacity experienced by North American PCB manufacturers.

Gross profit for 2002 was $86.1 million, or 39.8% of revenues, as compared to $118.4 million, or 39.2% of revenues, in 2001. The decline in gross profit margin in 2002 was affected by pricing pressures exerted by customers, the sale of a larger proportion of low-end PCB inspection equipment in 2002 as compared to the previous year, a decrease in capacity utilization resulting from lower unit volume and a higher proportion of service (as distinct from equipment) revenues as a percentage of total revenues in 2002 than in 2001.

The reduction in gross research and development expenditures, from $50.0 million in 2001 to $44.4 million in 2002 (corresponding to a reduction of 11.2% including, and 9.0% excluding, the $1.2 million for Jenoptik’s contribution to research and development projects) primarily reflected the curtailment of certain of the Company’s research and development activities during the economic downturn. The Company continued to make substantial investments in new products and technologies to meet then current and projected requirements of its customers and to maintain a competitive advantage in its products and services. During 2002, the Company received $2.2 million in Israeli Government participation in its research and development expenditures under the new program for which it became eligible as a result of the OCS Agreement.

Selling, general and administrative expenses totaled $50.2 million in 2002 as compared to $58.6 million in 2001. This 14.4% decrease reflected, in part, the reduced worldwide sales and marketing activity resulting from overall lower business volume and, consequently, lower sales commissions and other discretionary payments. Nevertheless, the Company continued to invest in sales and marketing activities in China in view of the continuing migration to the Far East region, and in particular to China, of high-volume PCB manufacturing operations from other parts of the world.

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

Taxes on income in 2002 reflected a credit of $1.1 million, compared to a credit of $1.0 million in 2001. The Company’s effective tax rates with respect to 2002 and 2001 were (6.6)% and (92.3)%, respectively. Generally, the Company’s effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises. See Effective Corporate Tax Rate.

The share in losses of an associated company of $0.2 million reflects the Company’s share in the losses of a private Israeli company in which the Company has an equity interest.

Net loss for the full year ended December 31, 2002 was $15.8 million, or $0.49 per share (diluted), compared with net income for the full year ended December 31, 2001 of $2.0 million, or $0.06 per share (diluted).

5.B    Liquidity and Capital Resources

The Company’s financial position remained strong during 2003, with cash, cash equivalents, bank deposits and marketable investments increasing to $158.7 million at the end of 2003 from the $150.1 million recorded a year earlier. This increase resulted primarily from strong positive cash flow from operating activities of $26.8 million, which was partially offset by cash used in investing activities, including $3.9 million for capital expenditures and $4.1 million for investments in three private Israeli companies, and cash used in financing activities, including a $8.7 million payment ($9.4 million including interest and linkage components) with respect to the liability to the Government of Israel arising from the OCS Agreement.

Inventories declined from $68.4 million as at December 31, 2002 to $53.0 million as at December 31, 2003. Apart from the write-down of $7.4 million of inventories recorded in the fourth quarter of 2003, the Company reduced its inventories by $8.0 million through improved management controls, notwithstanding the increased level of operations during 2003. Inventories as a percentage of revenues decreased to 23.2% as at December 31, 2003, as compared with 31.6% as at December 31, 2002. Net trade accounts receivable increased by $5.8 million at year end; however, the period trade receivables were outstanding (calculated by dividing trade receivables at year end into latest quarter revenues), decreased to 134 days on December 31, 2003 from 138 days on December 31, 2002. The Company did not recognize any significant bad debts during 2003. The growth in accounts payable and accruals of $6.4 million was primarily a function of the increased overall level of business conducted by the Company during 2003, particularly in the fourth quarter.

Capital expenditures during 2003 totaled $3.9 million compared with $4.6 million in 2002, as the Company expended reduced amounts in equipping its manufacturing facilities and in upgrading its management information systems, as part of its ongoing general program of cost reduction and containment.

The Company had unutilized credit lines totaling $50.2 million at December 31, 2003.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its currently available cash and cash equivalents and funds generated from operations will be sufficient to meet its working capital requirements for the next twelve months.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). See Item 11— Quantitative and Qualitative Disclosures About Market Risk. The Company’s policy in utilizing these financial instruments is to protect the Dollar value of its cash and cash equivalent assets rather than to serve as a source of income. For information as to monetary balances in non-Dollar currencies see Note 12 to the Consolidated Financial Statements listed in Item 18.

5.C    Research and Development, Patents and Licenses, etc.

(a)    Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new industrial and service applications of its technologies. As of December 31, 2003, 348 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participation in such expenditures by the Government of Israel for the periods indicated:

	Year ended December 31,
	2003	2002	2001
	(in thousands)
Internally-funded research and development expenditures	$39,456	$42,193		$50,047
Governmental participations	2,601	2,191		0

Total outlay for research and development	$42,057	$44,384	*$	50,047

*	Net research and development costs in 2001 included $1.2 million in consideration for co-operation on joint research and development projects between the Company and Jenoptik. This was effected by the issuance of 67,500 Ordinary Shares to an affiliate of Jenoptik.

Prior to 2001, the Company took advantage of certain Israeli Government programs which provided for participation in research and development expenses. The extent and payment terms for the Company’s overall royalty obligation to the Government of Israel in respect of products in the research and development of which the Government had previously participated were resolved during 2001 by the OCS Agreement, pursuant to which the Company agreed to pay to the Government of Israel $14.2 million in settlement of all royalty obligations (other than those of Orbograph) arising from sales after June 30, 2001 with respect to previous OCS grants to the Company. The Company initially decided to make this payment in annual installments over five years commencing in 2003. However, during 2003 the Company agreed with the OCS that the Company would accelerate payment of the balance (which included interest and linkage components) owing under the OCS Agreement. Accordingly, the Company paid to the Government of Israel $8.7 million in 2003 and the remaining $6.2 million in January 2004. During the years ended December 31, 2003, 2002 and 2001, the Company’s royalty expenses to the Israeli Government with respect to such participations were approximately $0.4 million and $0.3 million (all of which related to Orbograph) and $2.8 million, respectively. See Note 8a1 to the Consolidated Financial Statements listed in Item 18. The Company now participates in a new, royalty free OCS funded program for the development of generic technologies, for which it became eligible as a result of the OCS Agreement and pursuant to which it received approximately $2.6 million during 2003 and $2.2 million during 2002.

Israeli Government consent is required to manufacture products developed with such participations outside of Israel and to transfer to third parties know-how developed through projects in which the Government participates. Such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how.

(b)    Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. As of March 31, 2004, the Company held 88 patents covering 56 different inventions and had 182 pending patent applications.

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

The Company has agreed to indemnify certain of its customers against intellectual property claims arising from the purchase and use of the Company’s products. Some customers of the Company that use certain of its products have received notices of infringement alleging that methods carried out on equipment supplied by the Company and used in the inspection of PCBs in the course of manufacture infringe patents issued to others relating, among other things, to “machine vision i.e., computer image analysis”. Certain of the Company’s customers have notified the Company that they may seek indemnification from the Company for damages and expenses which may result from use of the Company’s products; however the Company believes that the risk of its having to make payment in this regard is remote. To date, no demands have been made, nor have any claims been filed, against the Company, with respect to these indemnities.

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

5.D    Trend Information

The global electronics industry is currently recovering from a severe economic downturn, which commenced in the latter part of 2000 and extended into the middle of 2003. Towards the end of 2003 and in early 2004, the Company’s PCB customers have been reporting higher utilization levels and stronger demand for their products leading, in turn, to an increased level of demand for the Company’s PCB products. In addition, the Company is also beginning to benefit from the trend in the electronics industry towards technological enhancements and more sophisticated electronic devices. PCB manufacturers are seeking more advanced inspection and production solutions, and as a result the Company is experiencing increased demand for its PCB AOI and direct imaging systems, particularly those more current models (introduced beginning in 2003) which are better suited to meeting the complex technological needs of PCB manufacturers. In the first quarter of 2004 the Company announced the receipt of substantial orders for its Spiron-8800 VIP AOI systems and its DP-100SL solid state laser direct imaging systems.

The Company’s assembled PCB business is not currently experiencing a corresponding increased level of activity. This reflects, the Company believes, a still limited recognition throughout the electronics assembly industry of the potential benefits of AOI, combined with what would appear to be continued hesitancy on the part of assembly houses in making additional capital investments. The Company anticipates that until more widespread acceptance of AOI as the industry standard in electronics assembly manufacturing occurs, the overall level of the Company’s assembled PCB business will remain relatively stable.

The FPD industry is presently undergoing significant investment growth in new fabrication plants, and the Company’s FPD customers are reportedly preparing for increased capital expenditure over the next 18 months, in response to higher demand for LCDs for use in consumer products, particularly wall-mounted television sets for home use. The Company anticipates that the quantity of new FPD fabrication lines, combined with other applications for the Company’s FPD inspection systems within existing FPD fabrication lines, should translate into significant growth for its FPD business. However, the relatively rapid transition to fifth, sixth and seventh generation glass sizes, though offering significant opportunities to the Company, also generates substantial challenges, primarily as a result of the need to increase product functionality in response to escalating customer requirements in a competitive environment, coupled with relative stability in prices of the Company’s FPD inspection systems. In the first quarter of 2004 the Company announced the receipt of significant orders for its in-line and off-line FPD-AOI systems from major FPD manufacturers in Korea and Taiwan, and also announced that it has been selected as the preferred AOI vendor to a leading FPD manufacturer in Korea for its seventh generation TFT-LCD fabrication facility for the production of LCD televisions.

The improvement in business and economic conditions has begun to be felt in significant parts of the Company’s business, and the Company is optimistic as to the prospects for demand for its products. In addition, it is confident that its continuing emphasis on research and development has laid a sound foundation for future growth. Nevertheless, the Company is not able to predict the duration, extent or stability of the current economic recovery, and its ability to foresee future trends in the flow of orders for its systems (colloquially referred to as its “visibility”) remains generally limited, as is its ability to forecast the extent to which these factors may affect its income, profitability and capital resources during 2004.

5.E    Off-Balance Sheet Arrangements

The Company does not use off-balance sheet arrangements or transactions with unconsolidated, limited-purpose entities to provide liquidity, financing or credit support or to engage in leasing, hedging or research and development activities or which would expose the Company to liability that is not reflected on the face of its financial statements. The Company is not a party to any “off-balance sheet arrangements” which are required to be disclosed under this Item 5.E of Form 20-F.

5.F    Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2003:

	(Dollars in millions)
	Payment due in
	Total	2004	2005—2006	2007—2008	After 2008
Contractual Obligations:
Long-term debt	6.2	6.2	—	—	—
Operating leases	19.3	4.4	6.6	4.4	3.9
Purchase obligations	25.1	25.1	—	—	—
Commitments for equity investments	0.5	0.5	—	—	—

Total	51.1	36.2	6.6	4.4	3.9

Long-term debt consists of amounts due to the Government of Israel pursuant to the OCS Agreement, which is described in Item 5.C(a)—Research and Development, Patents and Licenses, etc.—Research and Development Policy. Operating lease obligations represent commitments under various commercial facility leases. Purchase obligations represent outstanding purchase commitments for inventory components ordered in the normal course of business. The Company’s commitments for equity investments are investments in companies which have either technologies or products that may complement the Company’s long-term business strategy to which the Fund and the Company had committed as at December 31, 2003. The Company is not a party to any capital leases.

5.G    Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.    Directors, Senior Management and Employees

6.A    Directors and Senior Management

As at March 31, 2004, the Directors and Executive Officers of the Company were as follows:

Name	Date of Birth	Director Since	Position with the Company
Dr. Shlomo Barak(1)	November 19, 1938	1981	Chairman of the Board of Directors and paid consultant
Yochai Richter(2)(3)	September 17, 1942	1992	Director and Chief Executive Officer
Dr. Michael Anghel(4)(5)(6)	January 13, 1939	1986(7)	Director and Chairman of the Audit and Remuneration Committees
Yehudit Bronicki(8)	December 29, 1941	2000(9)	Director
Dan Falk(2)(4)(5)	January 12, 1945	1997	Director
Uzia Galil(1)	April 27, 1925	1981	Director
Gideon Lahav(4)(5)(6)	December 9, 1929	1998	Director
Dr. Jacob Richter(3)(8)	December 24, 1945	1997(10)	Director
Dr. Shimon Ullman(1)	January 28, 1948	1992	Director and Chief Scientist
Raanan Cohen	April 1, 1955		Co-President—Business and Strategy
Eyal Harel	May 2, 1957		Co-President—Products and Technology
Arie Weisberg	October 19, 1950		Co-President—Global Resources
Amichai Steinberg	May 25, 1962		Corporate Vice President for Finance and Chief Financial Officer
Adrian Auman	December 16, 1954		Corporate Vice President for Investor Relations and Director of Finance
Michael Havin	December 14, 1958		Corporate Secretary

(1)	Class II Director. See Item 6.C(a).

(2)	Class I Director. See Item 6.C(a).

(3)	Yochai Richter and Jacob Richter are brothers.

(4)	Member of the Remuneration Committee of the Board of Directors (the “Remuneration Committee”).

(5)	Member of the Audit Committee of the Board of Directors (the “Audit Committee”).

(6)	External Director.

(7)	Dr. Anghel resigned as a director of the Company as of October 27, 1992, and was re-appointed as a director of the Company on November 19, 1992.

(8)	Class III Director. See Item 6.C(a).

(9)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(10)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993.

Dr. Shlomo Barak has been the Chairman of the Board of Directors since August 1996 and served as Co-Chairman of the Board of Directors from October 1992 to November 1994. In 2003 Dr. Barak became a paid consultant to the Company, to assist it in identifying, creating and pursuing directions and opportunities for the development and expansion of its business. Dr. Barak is an industrial promoter and was a founder, as well as the President, Chief Executive Officer and a director of the Company, from its formation in 1981 until October 1992. Prior to the Company’s formation, Dr. Barak was Vice President for Research and Development and Engineering for four years at El-Op Ltd., an Israeli manufacturer of electro-optical systems for military and commercial applications, where he was employed for ten years. Dr. Barak currently serves as chairman of the board of directors of B.G. Negev Technologies & Applications Ltd., an Israeli company established to facilitate the commercial application of new technologies developed at Ben-Gurion University of the Negev in Israel (“Ben-Gurion University”). Dr. Barak holds a bachelor’s degree in mathematics and physics and a master’s degree and a doctorate in physics, all from the Hebrew University of Jerusalem (the “Hebrew University”).

Yochai Richter has been the Chief Executive Officer since November 2002 and was the President and Chief Executive Officer from November 1994 to November 2002. He has been a member of the Board of Directors since October 1992 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was a member of the board of directors and a managing director of Orbot from its organization in 1983 until consummation of the Merger in 1992. He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

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

Dan Falk serves as a member of the boards of directors of Nice, which develops and provides multimedia digital recording solutions, Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources, and ClickSoftware Technologies Ltd., which develops and provides field service optimization solutions, all of which are Israeli Nasdaq-listed companies. He is also a director of Dor Chemicals Ltd., Orad Ltd., Advanced Vision Technology Ltd., Visionix Ltd., Medcon Ltd., Ramdor Ltd., Poalim Ventures I Ltd. and Ormat, all of which are Israeli companies, and of Netafim Irrigation Equipment & Drip Systems and Plastopil Hazorea, both of which are Israeli co-operative societies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was

Executive Vice President of Orbotech from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd. (“IDB”), prior to joining Orbot.

Uzia Galil was the Chairman of the Board of Directors from the Company’s formation until October 1992. Mr. Galil currently serves as the president and chief executive officer of Uzia Initiatives and Management Ltd., an Israeli company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical informatics, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as the president and chief executive officer of Elron, an Israeli high technology holding company, where he also served as chairman of the board. From January 1981 until leaving Elron, Mr. Galil also served as chairman of the board of directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the boards of directors of Elbit Systems Ltd., a defense electronic affiliate of Elron, and all of the other private companies held in the Elron portfolio. Mr. Galil currently serves as chairman of the board of directors of Zoran Corporation, a Delaware corporation engaged in the provision of digital solutions-on-a-chip for applications in the field of consumer electronics, and as a member of the boards of directors of NetManage, Inc., a Delaware corporation engaged in host access and host integration solutions, and Partner Communications Company Ltd., an Israeli cellular telephone company. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil received a bachelor of science degree from the Technion and a master’s degree in electrical engineering from Purdue University. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizmann Institute of Science (the “Weizmann Institute”), an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from Ben-Gurion University. Mr. Galil is also a recipient of the Israel Prize.

Gideon Lahav serves as a member of the boards of directors of Tempo Beer Industries Ltd., DIC and Paz Oil Company Ltd. From 1991 to 1997 he served as the chairman of the boards of directors of IDB and its major banking subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Mortgage Bank Ltd. From 1986 to 1991 he served as the managing director of IDB and, from 1979 to 1986, as its deputy general manager. From 1974 to 1979 Mr. Lahav held the position of general manager of Barclays Discount Bank Ltd. (subsequently renamed Mercantile Discount Bank Ltd.). Between 1953 and 1974 he served in various capacities with the Government of Israel, including with the Ministry of Finance and the Ministry of Foreign Affairs, and, from 1969 to 1974, as the Director General of the Ministry of Industry and Trade. Mr. Lahav received his bachelor’s degree in economics from the Hebrew University in 1953.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company that designs, manufactures and sells stents, and has been a director of that company since 1993. He was managing director of Marathon - Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994 and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992 and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Dr. Shimon Ullman has been Chief Scientist of the Company since October 1992 and was chief scientist of Orbot from its organization in 1983 until consummation of the Merger. Dr. Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute, and served as head of that department from 1994 to 2003. He was previously a full professor at the

Artificial Intelligence Laboratory of MIT. From 1997 to 2003 Dr. Ullman served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc.

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

Amichai Steinberg has been Corporate Vice President for Finance and Chief Financial Officer since August 2000. From January 1997 to July 2000 he served as the Executive Vice President of Orbotech, Inc., and from 1995 to January 1997 he served as that company’s Vice President Finance and Operations. Prior to joining Orbotech, Mr. Steinberg was Chief Financial Officer of Orbot Instruments Ltd. Mr. Steinberg obtained his bachelor’s degree in agricultural economics and business administration from the Hebrew University.

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

6.B    Compensation

The following table sets forth, with respect to all directors and officers of the Company as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2003:

	Cash and cash equivalent forms of remuneration
	Salaries, fees, directors’ fees, commissions and bonuses	Securities or property, insurance benefits or reimbursement and personal benefits
All directors and officers as a group (consisting of 15 persons)	$1,675,440	$259,271

On August 28, 2000, the shareholders of the Company approved the awards of options to purchase a total of 204,000 Ordinary Shares to the directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company (who is also a director of the Company) to purchase 150,000 Ordinary Shares and options to purchase 6,750 Ordinary Shares to each of the other eight directors of the Company. These options are all at an exercise price of $66.42 per Ordinary Share, vest according to the Company’s Standard Vesting (as defined in 6.E(a) below) and will expire on August 27, 2005. As at March 31, 2004, each such option had vested as to 75% of the Ordinary Shares subject thereto and none had been exercised.

On November 8, 2001, the shareholders of the Company approved the awards of options to purchase a total of 168,500 Ordinary Shares to those directors of the Company who are not external directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company to purchase 125,000 Ordinary Shares and options to purchase 7,250 Ordinary Shares to each of the other six non-external directors of the Company (one of whom is an officer of the Company). These options are all at an exercise price of $22.27 per Ordinary Share, vest according to the Company’s Standard Vesting and will expire on November 7, 2006. As at March 31, 2004, each such option had vested as to 50% of the Ordinary Shares subject thereto and none had been exercised.

On June 26, 2003, the shareholders of the Company approved the awards of options to purchase a total of 114,500 Ordinary Shares to certain directors of the Company, pursuant and subject to the terms of the 2000 Plan.

These awards are comprised of an option to the Chief Executive Officer of the Company to purchase 50,000 Ordinary Shares at an exercise price of $16.26 per Ordinary Share, which vests according to the Company’s Standard Vesting, will expire on June 25, 2008 and, as at March 31, 2004, was wholly unvested; an option to the Chairman of the Board of Directors of the Company to purchase 50,000 Ordinary Shares at an exercise price of $16.26 per Ordinary Share, which vests in equal installments, over a four year period beginning as of January 1, 2003, will expire on June 25, 2008 and, as at March 31, 2004, had vested as to 25% of the Ordinary Shares subject thereto; and options to purchase 7,250 Ordinary Shares to each of the two external directors of the Company (neither of whom is an officer of the Company) on identical terms and conditions (including their vesting and expiration dates and exercise price) as the options awarded to the non-employee directors in November 2001, each of which had, accordingly, vested as to 50% of the Ordinary Shares subject thereto on March 31, 2004. As at March 31, 2004, none of these options had been exercised. Pursuant to shareholder approval, each of these options, as well as any other options which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan, will benefit from the capital gains tax treatment which became available as part of the 2003 Israeli tax reform and pursuant to an election made by the Company thereunder. For further information see Item 6.E—Share Ownership

None of the directors holds any other options to purchase Ordinary Shares. For information as to options awarded during 2003 to directors and officers as a group, see Item 6.E—Share Ownership—Certain information concerning Ordinary Shares owned by directors and officers. The amounts referred to in the remuneration table above do not include the value of options awarded to the directors or officers of the Company.

Under arrangements approved by the Audit Committee, the Board of Directors and the shareholders of the Company: (a) each of the members of the Audit Committee (which must include all external directors) are compensated as follows: (i) an annual payment to each of such directors of $12,500 plus applicable value added tax (“VAT”); and (ii) a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which they participate; (b) each of the members of the Board of Directors who are not members of the Audit Committee and are not, or will in the future cease to be, employees of the Company are compensated as follows: (i) an annual payment to each of such directors, for as long as they are directors, of $10,000 plus VAT; and (ii) a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which they participate. Under the provisions of a consulting agreement entered into between the Company and Dr. Barak in 2003, for as long as Dr. Barak serves as a director of the Company, payments made to him pursuant to such agreement will include any director’s fees from the Company (whether by way of annual or per meeting payments) to which he would otherwise have been entitled. For further information concerning the agreement with Dr. Barak, see Item 7.B—Related Party Transactions.

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

The three classes of directors are designated Class I Directors, Class II Directors and Class III Directors. The current terms of the Class I Directors will expire at the annual general meeting of shareholders to be held in 2005, the current terms of the Class II Directors will expire at the annual general meeting of shareholders to be held in 2006 and the current terms of the Class III Directors will expire at the annual general meeting of shareholders to be held in 2004. Mr. Dan Falk and Mr. Yochai Richter are the current Class I Directors, Dr.

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

The Articles provide that the minimum number of members of the Board of Directors is three and the maximum number is eleven. The Board of Directors is presently comprised of nine members, two of whom were appointed as external directors under the provisions of the Companies Law (discussed below) by the shareholders at the Company’s 2003 Annual General Meeting of Shareholders.

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

At its meeting held on June 21, 2000, Mrs. Yehudit Bronicki was appointed as a member of the Board of Directors, and, subsequently, at the same meeting, the Board of Directors designated and appointed Dr. Michael Anghel and Mr. Gideon Lahav (who have served on the Board of Directors since 1986 and 1998, respectively) to serve as external directors in accordance with the provisions of the Companies Law and regulations thereunder, for a term of three years. At the Company’s 2003 Annual General Meeting held on June 26, 2003, Dr. Anghel and Mr. Lahav were each re-elected to serve as external directors for an additional term of three years ending on June 25, 2006.

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

(b)    Audit and Remuneration Committees

(i)    Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company’s business, making recommendations to the board of directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval, including certain related party transactions and certain transactions involving conflicts of interest. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which the approval is granted.

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. See Item 16C - Principal Accountant Fees and Services. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. Each member of the Audit Committee is an “independent director” in accordance with the Nasdaq listing standards.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board of Directors, and the Company’s shareholders have done so in the past. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board of Directors and approved by either the shareholders or the Board of Directors, as the case may be.

(ii)    Remuneration Committee

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company’s employee option plans. Under the Companies Law, the Remuneration Committee may only make recommendations to the Board of Directors concerning the grant of options and may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an “independent director” in accordance with the Nasdaq listing standards.

6.D    Employees

As of December 31, 2003, the Company employed 1,382 people, of whom 736 were based in Israel, 73 in the United States, 150 in Europe, 320 in the Pacific Rim and 103 in Japan. Of these employees, 348 were employed in research and development, 553 in marketing, sales and service, 212 in production and 269 in management and administration.

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

6.E    Share Ownership

(a)    General

The Company presently administers three employee stock option plans: the 1992 Plan, which was adopted in order to enable the Israeli employees of the Company to obtain the benefit of certain provisions of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”); the 1995 Plan, which was adopted to provide for the grant of options to employees of the Company’s foreign subsidiaries; and the 2000 Plan, which was adopted to provide incentives to employees, officers, directors and/or consultants of the Company and certain other related entities by providing them with the opportunity to purchase shares of the Company. The Company has also granted an option to a consultant of the Company pursuant to the 1998 Plan.

In June 2000, the Board of Directors adopted a general policy not to award options under any of the Company’s option plans at less than the fair market value of the Ordinary Shares at the time of the grant, and also resolved that all newly awarded options under any of these plans shall expire not later than five years after their respective grant dates. Options under all of these plans usually vest as follows: 50% - after two years from the effective date of grant; 75% - after three years; and 100% - after four years (the Company’s “Standard Vesting”), and also generally expire upon notification that the grantee will be ceasing to be an employee of, or consultant to, the Company or any of its subsidiaries. New options may be awarded under a given option plan in respect of Ordinary Shares previously subject to cancelled or expired options, provided that the relevant option plan has not terminated.

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

During 2003, options to purchase a total of 95,500 and 46,737 Ordinary Shares (having respective weighted average exercise prices of $29.63 and $9.33 per share) were cancelled and exercised, respectively, under this Plan. As of March 31, 2004, under this Plan, options to purchase a total of 832,402 Ordinary Shares, expiring on various dates between August 24, 2004 and September 17, 2008 and having a weighted average remaining life of 2.97 years and a weighted average exercise price of $28.29 per share, were outstanding (of which 777,931 with a weighted average remaining life of 2.92 years and a weighted average exercise price of $27.38 per share had vested), and no options to purchase Ordinary Shares remained available for future grants.

(c)    The 1995 Plan

On June 22, 1995, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 1995 Plan which has been amended from time to time, with shareholder approval when required. Under the 1995 Plan, which is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, options to purchase an aggregate of 3,331,068 Ordinary Shares have, from time to time over the term of the 1995 Plan, been available to be awarded to certain officers, directors, key employees and consultants of subsidiaries of the Company. Options under the 1995 Plan may not be awarded to persons who are also officers, directors or employees of the Company at the time of the award. The 1995 Plan authorizes the granting of “incentive” stock options (“ISO”s) complying with the United States tax provisions for those participants subject to United States tax law, and “nonqualified” stock options which do not comply with such United States tax law provisions. The exercise prices of options granted under the 1995 Plan prior to June 2000 were, in the case of ISOs, not less than 100% of the fair market value of the Ordinary Shares on the date of the grant and, in the case of awards that were not ISOs, not less than 85% of such fair market value. The 1995 Plan will terminate on June 21, 2005 (except as to option awards outstanding on that date).

During 2003, options to purchase a total of 357,088, 277,717 and 91,036 Ordinary Shares (having respective weighted average exercise prices of $18.79, $28.33 and $13.40 per share) were awarded, cancelled and exercised, respectively, under this Plan. As of March 31, 2004, under this Plan, options to purchase a total of 2,363,975 Ordinary Shares, expiring on various dates between July 31, 2005 and April 16, 2010 and having a weighted average remaining life of 3.54 years and a weighted average exercise price of $26.47 per share, were outstanding (of which 953,225 with a weighted average remaining life of 3.57 years and a weighted average exercise price of $30.87 per share had vested), and options to purchase 386,337 Ordinary Shares (including 6,250 that had been designated but not yet priced) remained available for future grants (other than to the Company’s directors and officers).

(d)    The 1998 Plan

On April 7, 1998, an option to purchase 33,750 Ordinary Shares was granted without shareholder approval to an independent consultant of the Company under the 1998 Plan at an exercise price of $12.55 per Ordinary Share, and otherwise upon the terms and conditions applicable to grants made under the 1992 Plan.

During 2003, this option was not exercised as to any Ordinary Shares, nor were additional options to purchase Ordinary Shares either awarded or cancelled under the 1998 Plan. As of March 31, 2004, this option was fully vested as to the remaining 24,375 Ordinary Shares, and no Ordinary Shares remained available for future grants under the 1998 Plan. This option will expire on April 6, 2006.

(e)    The 2000 Plan

On June 21, 2000, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 2000 Plan, which was amended in 2003 with shareholder approval. The 2000 Plan is intended to provide incentives to employees, officers, directors and/or consultants of the Company and/or of other companies, partnerships or other entities in Israel in which the Company holds at least a 50% equity interest (each a “Related Company”), by providing them with the opportunity to purchase shares of the Company. Under the 2000 Plan, options to purchase an aggregate of 3,900,000 Ordinary Shares may, from time to time, be awarded to any employee, officer, director and/or consultant of the Company or of a Related Company. The 2000 Plan is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, and is designed: (i) to comply with Section 102 of the Tax Ordinance or any provision which may amend or replace it and rules promulgated thereunder and to enable the Company and grantees thereunder to benefit from Section 102 of the Tax Ordinance and the Commissioner’s Rules; and (ii) to enable the Company to grant options and issue shares outside the context of Section 102 of the Tax Ordinance. The 2000 Plan will terminate on June 20, 2010 (except as to option awards outstanding on that date).

During 2003, options to purchase a total of 802,125, 100,137 and 12,550 Ordinary Shares (having respective weighted exercise prices of $17.60, $34.04 and $17.41 per share) were awarded, cancelled and exercised, respectively, under this Plan. As of March 31, 2004, under this Plan, options to purchase a total of 3,883,837 Ordinary Shares, expiring on various dates between August 18, 2004 and March 21, 2009 and having a weighted average remaining life of 2.80 years and a weighted average exercise price of $28.45 per share, were outstanding (of which 1,304,577 with a weighted average remaining life of 2.02 years and a weighted average exercise price of $38.15 per share had vested), and options to purchase 445,995 Ordinary Shares (including 375 that had been designated but not yet priced) remained available for future grants.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, capital gains derived by optionees arising from the sale of shares pursuant to the exercise of options granted to them under Section 102 after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%. Previously, such gains were taxed as salary income at the employee’s marginal tax rate (which could be up to 50%). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company had previously been entitled to do under Section 102. For certain information as to the Israeli tax reform, see Item 10.

(f)    Certain information concerning options of directors and officers

The following table sets forth for all directors and officers of the Company as a group, including all persons who were at any time during the period indicated directors or officers of the Company, certain information in respect of each of the 1992 Plan, the 1995 Plan and the 2000 Plan (expressed in terms of Ordinary Shares except where indicated otherwise) concerning: (i) options granted by the Company between January 1, 2003 and December 31, 2003; (ii) options which were exercised and paid, and cancelled, between such dates; and (iii)

options which were unexercised and unpaid on, and as at, December 31, 2003. The table does not include information concerning options under the 1998 Plan since no options have been granted to any directors or officers of the Company under that plan.

	Plan
Granted:	1992	1995	2000
• Number of Ordinary Shares	0	0	270,250
• Weighted average exercise price per Ordinary Share	N/A	N/A	$16.88
• Years of expiration	N/A	N/A	2006; 2008
Exercised/Paid:
• Number of Ordinary Shares	0	0	0
• Weighted average exercise price per Ordinary Share	N/A	N/A	N/A
Cancelled:
• Number of Ordinary Shares	0	0	0
• Weighted average exercise price per Ordinary Share	N/A	N/A	N/A
Unexercised/Unpaid:
• Number of Ordinary Shares	158,562	34,875	932,750
• Weighted average exercise price per Ordinary Share	$23.90	$34.12	$31.99
• Weighted average remaining life (years)	3.01	5.30	3.01

See Item 6.B—Compensation for information as to options to purchase Ordinary Shares held by each director of the Company.

(g)    Certain information concerning Ordinary Shares owned by directors and officers

The following table sets forth information as of March 31, 2004, concerning the shareholdings of those directors and officers of the Company known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company. Other than as specified in the table below, the Company is not aware of the beneficial ownership by any of its directors or officers, on an individual basis, of more than 1% of the outstanding Ordinary Shares.

Name	Number of Shares(1)	Percentage of Ordinary Shares Outstanding
• Jacob Richter	1,405,755	4.37	%(2)
• Yochai Richter	1,240,755	3.84	%(2)
• Michael Anghel	0		(3)
• Shlomo Barak	0		(3)
• Yehudit Bronicki(4)	0		(3)
• Dan Falk	8,000		(3)
• Uzia Galil	10,500		(3)
• Gideon Lahav	0		(3)
• Shimon Ullman	113,355		(3)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, held by such directors and officers. For information as to options awarded to directors, see Item 6.B—Compensation.
(2)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d - 3(d) promulgated under the Exchange Act.
(3)	Less than 1%.
(4)	This number does not include 299,122 Ordinary Shares held by Ormat, which Mrs. Yehudit Bronicki, who is a member of the Board of Directors, may be deemed beneficially to own by virtue of her shareholdings in, and position with, Ormat.

Item 7.    Major Shareholders and Related Party Transactions

7.A    Major Shareholders

The following table sets forth information as of March 31, 2004 (except as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group.

Identity of Person or Group	Number of Shares(1)	Percentage of Ordinary Shares Outstanding(1)
• FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109(2)	3,221,085	10.02%
• Capital Group International, Inc.(3) 11100 Santa Monica Boulevard, Suite 1500 Los Angeles, California 90025	3,131,900	9.74%
• Harris Associates L.P.(4) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	3,111,722	9.68%
• Capital Research and Management Company(5) 333 South Hope Street Los Angeles, California 90071	2,636,500	8.20%
• J. & W. Seligman & Co. Incorporated(6) 100 Park Avenue New York, New York 10017	2,304,600	7.17%
• Systematic Financial Management, L.P.(7) 300 Frank W. Burr Boulevard Glenpointe East, 7th Floor Teaneck, New Jersey 07666	1,813,552	5.64%
• All directors and officers as a group (consisting of 15 persons)(8)(9)	3,390,946	10.36%

(1)	The Company had outstanding, on March 31, 2004, 32,155,104 Ordinary Shares. This number does not include a total, as at that date, of 7,104,589 Ordinary Shares, 6,272,257 of which were subject to outstanding stock options granted pursuant to the Company’s stock option plans (of which 3,060,108 had vested) and 832,332 of which (including 6,625 that had been designated but not yet priced) remained available for future option grants pursuant to such plans, comprised of:

(a)	832,402 Ordinary Shares issuable pursuant to options under the 1992 Plan, all of which were subject to options that had been granted (of which 777,931 had vested);
(b)	2,363,975 Ordinary Shares issuable pursuant to options under the 1995 Plan, of which:
(i)	1,977,638 Ordinary Shares were subject to options that had been granted (of which 953,225 had vested); and
(ii)	386,337 Ordinary Shares (including 6,250 that had been designated but not yet priced) remained available for future option grants pursuant to the 1995 Plan;
(c)	24,375 Ordinary Shares issuable pursuant to an option granted to a consultant to the Company under the 1998 Plan, which had fully vested; and
(d)	3,883,837 Ordinary Shares issuable pursuant to options under the 2000 Plan, of which:
(i)	3,437,842 Ordinary Shares were subject to options that had been granted (of which 1,304,577 had vested); and
(ii)	445,995 Ordinary Shares (including 375 that had been designated but not yet priced) remained available for future option grants pursuant to the 2000 Plan.

Also does not include 483,000 Ordinary Shares purchased by the Company during 2000 and held as treasury shares under Israeli law. For so long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

(2)	As of December 31, 2003, based on a report filed with the SEC dated February 16, 2004. The report indicated sole dispositive power as to all 3,221,085 Ordinary Shares by FMR Corp. and by Edward C. Johnson 3rd and Abigail P. Johnson, who are part of a controlling group of FMR Corp. FMR Corp. controls Fidelity Management & Research Company, a registered investment advisor which is also a beneficial owner of such 3,221,085 Ordinary Shares, 3,196,085 of which are also beneficially owned by Fidelity Low Priced Stock Fund, a registered investment company.
(3)	As of December 31, 2003, based on a report filed with the SEC dated February 10, 2004. This report indicated sole voting power and sole dispositive power as to all 3,131,900 Ordinary Shares by Capital Group International, Inc. (“CGII”), sole voting power as to 939,825 of such Ordinary Shares and sole dispositive power as to 3,117,350 of such Ordinary Shares by Capital International, Inc. (“CII”), a registered investment advisory subsidiary of CGII, and sole voting power as to 2,177,525 of such Ordinary Shares by Emerging Markets Growth Fund, Inc., a registered investment company for which CII acts as investment advisor. CGII and CII disclaim beneficial ownership as to all Ordinary Shares reported.
(4)	As of December 31, 2003, based on reports filed with the SEC dated February 12, 2004. These reports indicated shared voting power as to all 3,111,722 Ordinary Shares, sole dispositive power as to 1,048,822 of such Ordinary Shares and shared dispositive power as to 2,062,900 of such Ordinary Shares. Harris Associates L.P. serves as an investment advisor to the Harris Associates Investment Trust which, through its various series, had shared voting and dispositive power as to 2,062,900 of such Ordinary Shares, including 1,834,200 Ordinary Shares beneficially owned by The Oakmark International Fund, a series of the Harris Associates Investment Trust.
(5)	As of December 31, 2003, based on a report filed with the SEC dated February 9, 2004. This report indicated sole dispositive power as to all 2,636,500 Ordinary Shares by Capital Research and Management Company (“CRMC”), a registered investment advisor to various registered investment companies. CRMC disclaims beneficial ownership as to all Ordinary Shares reported.
(6)	As of December 31, 2003, based on a report filed with the SEC dated February 11, 2004. The report indicated shared voting power and shared dispositive power as to all 2,304,600 Ordinary Shares by J. & W. Seligman & Co. Incorporated (“JWS”) and by William C. Morris, the owner of a majority of the outstanding voting securities of JWS. The report also indicated shared voting power and shared dispositive power as to 2,200,000 of such Ordinary Shares by Seligman Communications & Information Fund, Inc., a fund for which JWS acts as an investment advisor.
(7)	As of December 31, 2003, based on a report filed with the SEC dated February 13, 2004. The report indicated sole voting power as to 1,635,120 of such Ordinary Shares and sole dispositive power as to all 1,813,552 Ordinary Shares by Systematic Financial Management, L.P, a registered investment advisor.
(8)	Includes Ordinary Shares issuable upon the exercise of vested options referred to in footnote 1 above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote 1 above which have not yet vested, except to the extent the options become exercisable within 60 days. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d - 3(d) promulgated under the Exchange Act.
(9)	This number does not include: (a) 299,122 Ordinary Shares held by Ormat, which Mrs. Yehudit Bronicki, who is a member of the Board of Directors, may be deemed beneficially to own by virtue of her shareholdings in, and position with, Ormat; or (b) Ordinary Shares issuable pursuant to unvested options outstanding as of March 31, 2004, other than those included pursuant to footnote (8) above.

On March 31, 2004, there were 56 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 29,432,228 Ordinary Shares, constituting approximately 91.53% of the outstanding Ordinary Shares as at that date.

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

In 2003, the annual bonus for Mr. Richter, which was so approved, was 1% of the net annual profit of the Company for 2003, payable upon approval by the Board of Directors of the Company’s 2003 audited financial statements. No bonus was payable to Mr. Richter in respect of 2003.

In 2003, the Audit Committee, the Board of Directors and the shareholders of the Company approved a proposal pursuant to which the Company engaged Dr. Shlomo Barak, who is the Chairman of the Board of Directors, as a paid consultant and advisor to the Company to assist it in identifying and creating directions and opportunities for the development and expansion of its business and for the application of its technology and resources, and to participate in pursuing such opportunities. The Company compensates Dr. Barak for these services by the payment of $10,000 plus VAT per month, commencing January 1, 2003, and the one-time grant to him of an option to purchase 50,000 Ordinary Shares under the 2000 Plan, which vests in equal installments, over a four year period beginning as of January 1, 2003 (provided that Dr. Barak is still rendering these consulting and advisory services to the Company on each such vesting date). For as long as Dr. Barak serves as a director, the above payment will include any director’s fees from the Company (whether by way of annual or per meeting payments) to which he would otherwise have been entitled.

During 2003, options, which will benefit from the capital gains tax treatment which became available as part of the 2003 Israeli tax reform, were awarded to certain directors of the Company under the 2000 Plan. For further information as to these awards, see Item 6.B—Compensation, and for further information as to the capital gains tax treatment of options, see Item 6.E—Share Ownership.

7.C    Interests of Experts and Counsel

Not applicable in Annual Report on Form 20-F.

Item 8.    Financial Information

8.A    Consolidated Statements and Other Financial Information

(a)    Consolidated Financial Statements

See Item 18—Financial Statements and pages F-1 through F-40.

(b)    Export Sales

See Note 14a to the Consolidated Financial Statements listed in Item 18.

(c)    Legal Proceedings

The Company is not currently, nor has it in the past been, party to any legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar matters or any governmental proceedings known to the Company, the resolution of which against the Company would have, in the case of current proceedings, or has had in the recent past, a material adverse effect on the Company’s financial position or profitability.

(d)    Dividend Policy

The Company does not have any current plans to pay dividends.

8.B    Significant Changes

For information as to any significant change which has occurred since the date of the annual financial statements included in this Annual Report, see Item 5.D—Trend Information.

Item 9.    The Offer and Listing

9.A    Offer and Listing Details

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The following table sets forth, in Dollars, the high and low reported sales prices of the Ordinary Shares on Nasdaq during the periods indicated.

Year	Period	High	Low
1999	Full Year	54.333	17.444
2000	Full Year	77.292	36.000
2001	Full Year	52.563	16.710
2002	Full Year	33.000	9.610
	• First Quarter	33.000	22.800
	• Second Quarter	31.150	21.740
	• Third Quarter	23.350	14.590
	• Fourth Quarter	18.000	9.610
2003	Full Year	24.880	10.500
	• First Quarter	15.650	10.500
	• Second Quarter	18.530	10.900
	• Third Quarter	23.450	14.630
	• Fourth Quarter	24.880	20.070
	• October	24.880	20.070
	• November	24.420	21.590
	• December	24.690	21.710
2004	Full Year (through April 21)	28.250	21.300
	• First Quarter	28.250	21.300
	• January	28.250	23.650
	• February	28.000	23.700
	• March	25.700	21.300
	• Second Quarter (through April 21)	24.750	22.610
	• April (through April 21)	24.750	22.610

*  *  *  *  *  *  *  *  *  *

On December 31, 2003, there were 57 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 29,400,451 Ordinary Shares, constituting approximately 91.53% of the outstanding Ordinary Shares as at that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes there are currently in excess of 6,400 beneficial holders of the Ordinary Shares.

9.B    Plan of Distribution

Not applicable in Annual Report on Form 20-F.

9.C    Markets

The Company’s Ordinary Shares are quoted on Nasdaq under the symbol ORBK.

9.D    Selling Shareholders

Not applicable in Annual Report on Form 20-F.

9.E    Dilution

Not applicable in Annual Report on Form 20-F.

9.F    Expenses of the Issue

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

(b)    Directors

The Board of Directors consists of three classes of directors (not including the two external directors who do not form part of any class), with one class being elected each year by shareholders at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. Ordinary Shares do not have cumulative voting rights. As a result, the holders of Ordinary Shares that represent a simple majority of the voting power represented at a shareholders’ meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of external directors. Under the Companies Law the Company is required to appoint at least two natural persons as “external directors”; such appointments are to be for a term of three years and may be extended for one additional three-year term. For further information as to these appointments, see Item 6—Directors, Senior Management and Employees.

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

(e)    Ordinary Shares

The registered capital of the Company is NIS 7,000,000 divided into 50,000,000 Ordinary Shares. All issued and outstanding Ordinary Shares are fully paid and non-assessable. Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters to be voted on by shareholders, including the election of directors. Ordinary Shares do not entitle their holders to preemptive rights. The Memorandum and Articles and Israeli law do not restrict in any way the ownership or voting of Ordinary Shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel.

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

The quorum required for either an annual (regular) or an extraordinary (special) general meeting of shareholders consists of at least two shareholders present in person or by proxy holding shares conferring in the aggregate more than 50% of the voting rights of the Company. If a meeting is convened by the Board of Directors upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors and no quorum is present within half an hour from the time appointed, it shall be cancelled. If a meeting is otherwise called and no quorum is present within such time, the meeting is adjourned to the same day one week later at the same time and place or at such other time and place as the Board of Directors may determine and specify in the notice of the general meeting and it shall not be necessary to give notice of such adjournment. If a quorum is not present within half an hour from the time stated for such adjourned meeting, any shareholders present in person or by proxy at such meeting shall constitute a quorum. Generally, under the Companies Law and the Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a meeting and voting unless a different majority is required by law or pursuant to the Articles. The Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing external directors, approving certain transactions, increasing or decreasing the registered share capital and approving a merger with another company must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders in a general meeting will be required.

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

(h)    Changes in Control

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. Similarly, unless the court determines differently, a merger will not be approved if it is objected to by a majority of the shareholders present at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and 70 days have passed from the time that a proposal for approval of the merger was filed with the registrar.

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

10.C    Material Contracts

None

10.D    Exchange Controls

Non-residents of Israel who purchase Ordinary Shares will be able to convert dividends, if any are declared, and liquidation distributions into freely repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion, pursuant to a general permit issued by the Israeli Controller of Foreign Exchange at the Bank of Israel under the Currency Control Law, 1978 (the “Currency Control Law”), provided that Israeli income tax has been paid (or withheld) on such amounts.

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

(iii)    U.S.-Israel Tax Treaty

The Treaty is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of Ordinary Shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Approved Enterprise Law, dividends distributed by an Israeli company and derived from the income of an Approved Enterprise during the applicable benefits period will generally be subject to a reduced 15% dividend withholding tax rate. The Treaty further provides that a 12.5% Israeli dividend withholding tax will apply to dividends paid to a United States corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. The lower 12.5% rate applies only on dividends distributed from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

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

(i)    Dividends Paid on Shares

Distributions on Ordinary Shares paid (before reduction for Israeli withholding taxes) out of the Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be dividends and will be includible in a U.S. Shareholder’s ordinary income when received. Under recently enacted legislation, dividends received by an individual taxpayer during taxable years before 2009 will be taxed at a maximum rate of 15%, provided the taxpayer has held the stock for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends received by an individual taxpayer for taxable years after 2008 will be subject to tax at ordinary income rates. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

The amount of any dividend paid in Israeli currency will equal the Dollar value of the Israeli currency received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Shareholder, regardless of whether the Israeli currency is converted into Dollars. If the Israeli currency received as a dividend is not converted into Dollars on the date of receipt, the U.S. Shareholder will have a basis in the Israeli currency equal to the Dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

To the extent that the amount of any distribution exceeds the Company’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital to the extent of the U.S. Shareholder’s basis, and any excess will be treated as capital gain. Such distributions would not give rise to income from sources outside the United States.

(ii)    Credit for Israeli Taxes Withheld

U.S. Shareholders may be entitled to deduct, or claim a U.S. foreign tax credit for, Israeli taxes that are withheld on dividends received, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and generally will be “passive income” or “financial services income” for purposes of computing the U.S. foreign tax credit allowable to a U.S. Shareholder. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above.

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

(iv)    Passive Foreign Investment Company

A “passive foreign investment company” (“PFIC”) is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Company believes that it is not and has not been a PFIC for United States federal income tax purposes, and the Company expects that it will not become a PFIC. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company’s income if a qualified electing fund election has been made; or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain “excess distributions” (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, individual U.S. Shareholders will not be eligible for the 15% maximum tax rate on dividends described above.

(v)    Backup Withholding and Information Reporting

A non-corporate U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and “backup withholding” at a rate currently equal to 28% on cash payments in the United States of dividends on, and the proceeds of disposition of, Ordinary Shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder’s federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

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

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

(a)    General

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros).

The Company’s derivative transactions in 2003 were executed through Israeli banks and one United Kingdom investment bank. The Company believes that the credit risk of such institutions is minimal.

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

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as at December 31, 2003 (at fair value - as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions).

	Euro	Japanese Yen	Other Far Eastern Currencies**	New Israeli Sheqel	Total
Israel*				(13.3)	(13.3)
Europe*	16.2				16.2
Japan*		34.3			34.3
Pacific Rim*			12.3		12.3

Total	16.2	34.3	12.3	(13.3)	49.5

*	Maturing in 2004.
**	Includes Korean won, Taiwanese dollar, Singapore dollar and Chinese RMB.

Explanatory notes:

(1)	Total exposure is the sum of the absolute value figures.

(2)	In light of the high degree of correlation among the European currencies, the Company does not differentiate among these currencies when assessing its exposure. Therefore, the data in the column headed “Euro” (in both the foregoing and the following tables) include exposures in other European currencies.

(3)	The data presented in the table reflect the exposure after taking into account the effect of the “natural” hedging.

The table below details the hedging acquired in forward exchange contracts in order to limit the Balance Sheet Exposure. The data are as at December 31, 2003 as recorded in the Company’s financial records and are presented in Dollar equivalent terms (in millions).

	Euro	Chinese RMB	Korean Won	Taiwanese Dollar	Japanese Yen	New Israeli Sheqel	Total
Israel						(14.5)	(14.5)
Europe	15.5						15.5
Japan					32.8		32.8
Pacific Rim		4.0	2.2	4.3			10.5

Total	15.5	4.0	2.2	4.3	32.8	(14.5)	44.3

The Company also acquired forward exchange contracts in order to limit cash flow exposures:

(1)	Forward transactions are generally limited to three months (see also below).
(2)	The Company hedged certain Japanese Yen contracts for 2004 in the amount of $9.8 million.

(c)    Fair Value of Derivatives

The fair value of derivatives as of December 31, 2003, constituted an asset and a liability of approximately $2.0 million and $1.7 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d)    Interest Rate Risk Management

Cash and cash equivalents as of December 31, 2003, in the amount of $97.7 million bore interest at fixed rates of 0.80% - 1.35% per annum. Short-term bank deposits in the amount of $10.0 million bore interest at a fixed rate of 3.35% per annum. Held-to-maturity marketable securities in the amount of $51.0 million, with the same aggregate fair value, consisted mainly of non-Israeli money market instruments and debentures, which bore interest at rates of 0.90% - 7.25% per annum and matured as follows: $35.0 million in 2004 and $16.0 million in 2005 through 2008. Due to the relatively short-term maturities of the Company’s cash, deposits and securities portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

The Company’s long-term liability to the Government of Israel as at December 31, 2003, in the amount of $6.2 million, was denominated in NIS linked to the Israeli CPI and bore interest at a rate of 5.20% per annum. This amount was repaid in January 2004.

Item 12.    Description of Securities Other than Equity Securities

12.A    Debt Securities

Not applicable in Annual Report on Form 20-F.

12.B    Warrants and Rights

Not applicable in Annual Report on Form 20-F.

12.C    Other Securities

Not applicable in Annual Report on Form 20-F.

12.D    American Depositary Shares

Not applicable in Annual Report on Form 20-F.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.    Controls and Procedures

(a)    Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company’s management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b)    Management’s Annual Report on Internal Control over Financial Reporting

Not yet applicable to Registrant.

(c)    Attestation Report of the Registered Public Accounting Firm

Not yet applicable to Registrant.

(d)    Changes in Internal Control over Financial Reporting

Not yet applicable to Registrant.

Item 16A.    Audit Committee Financial Expert

Dan Falk, a member of the Registrant’s Audit Committee, is an Audit Committee Financial Expert under the applicable rules and regulations of the SEC, and his designation as such will be brought to the Board of Directors for formal ratification at its meeting scheduled to take place on May 3, 2004. Mr. Falk is “independent”, as that term is defined in the Nasdaq listing standards.

Item 16B.    Code of Ethics

The Company has adopted a code of ethics which is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions (the “Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest; support full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with, or submits to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of the Company’s legitimate business interests. The Company encourages all of its directors, officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so. The Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company’s corporate headquarters in Israel.

Item 16C.    Principal Accountant Fees and Services

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management, at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman and/or other members of PricewaterhouseCoopers International Limited (“PwC”) (of which Kesselman is a member firm), as well as a report regarding the extent of such services actually provided by Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, the Audit Committee’s appointed delegate in respect of audit-related and non audit-related services. Additional services from Kesselman and PwC and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman and/or other members of PwC during 2003 were reported to, and the services proposed to be provided by them during 2004 pre-approved by, the Audit Committee in February 2004, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2003 and 2002:

	Year Ended December 31,
	2003	2002
Audit fees (1)	$588,000	$575,000
Audit related fees (2)	10,000	10,000
Tax fees (3)	221,000	241,000
All other fees (4)	64,000	37,000

Total	$883,000	$863,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to mergers and acquisitions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.
(4)	Includes all other fees for miscellaneous services rendered.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not yet applicable to Registrant.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during 2003.

PART III

Item 17.    Financial Statements

17.    Financial Statements

The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.    Financial Statements

18.    Financial Statements

All schedules for which provision is made in the applicable accounting regulations of the SEC are either included in the notes to the financial statements or, if not required under the related instructions or inapplicable, have been omitted.

Item 19.    Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text.*

(1.2)	Articles of Association reflecting amendments integrated into the text.*

(2.1)	Forms of Stock Certificates Representing Ordinary Shares.**

(2.2)	The Orbotech Ltd. Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999).**

(2.3)	The 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003).

(2.4)	Employee Share Ownership and Option Plan (2000) (As Amended, 2003).

(2.5)	Letter to the Office of the Chief Scientist at the Ministry of Industry and Trade of the State of Israel from Orbotech Ltd. respecting indebtedness to the Government of Israel.***

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

• Orbotech, Inc.
• Orbotech S.A.
• Laser Imaging Systems GmbH & Co. KG
• Orbotech Holding GmbH
• Orbotech Schuh GmbH & Co. KG
• Orbotech Pacific Ltd.
• Orbotech Singapore Corporation Pte. Ltd.

• Orbotech B.V.
• Orbotech Asia Ltd.
• Orbotech Japan Ltd.
• Orbograph Ltd. (owned approximately 92% by the Company)
• Orbotech Technology Ventures Limited Partnership, of which the partners are the Company and Orbotech Technology Ventures Limited.
• Frontline P.C.B. Solutions Ltd. (owned 50% by the Company)
• Frontline P.C.B. Solutions Limited Partnership

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(14.1)	Consent of Independent Public Accountants.

*	Incorporated by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.
**	Incorporated by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000.
***	The Company agrees to furnish to the SEC, upon request, a copy of this letter.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/s/ YOCHAI RICHTER
Yochai Richter
Chief Executive Officer

Dated: April 29, 2004

ORBOTECH LTD.

(An Israeli Corporation)

2003 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2003 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

Kesselman & Kesselman Certified Public Accountants (Isr.) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

ORBOTECH LTD.

We have audited the consolidated balance sheets of Orbotech Ltd. (the “Company”) and its subsidiaries (including a 50%-owned joint venture, as described below) as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, except for the use of the proportionate method of consolidation, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries (including the 50%-owned joint venture) as of December 31, 2003 and 2002 and the results of their operations, the changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2002 the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

Tel Aviv, Israel	KESSELMAN & KESSELMAN
February 8, 2004	CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2002
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	124,937	96,687
Marketable securities	10,999	19,781
Short-term bank deposits	6,900	15,000
Accounts receivable:
Trade	91,560	85,705
Other	18,250	18,836
Deferred income taxes	3,391	4,953
Inventories	52,990	68,441

Total current assets	309,027	309,403

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	15,829	18,638
Other long-term investments	10,560	7,622
Funds in respect of employee rights upon retirement	13,891	11,243
Non-current trade receivables	249	307
Deferred income taxes	4,749	1,996

	45,278	39,806

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	18,604	21,784

GOODWILL	9,032	9,032

OTHER INTANGIBLE ASSETS, net of accumulated amortization	4,507	7,144

Total assets	386,448	387,169

/S/ DR. SHLOMO BARAK Dr. Shlomo Barak	) Chairman of the Board ) of Directors

/S/ YOCHAI RICHTER Yochai Richter	) Chief Executive Officer ) and Director

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31
	2003	2002
	U.S. dollars in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Current maturities of long-term liability to the Government of Israel	6,151	2,976
Accounts payable and accruals:
Trade	19,178	15,237
Other	44,890	42,436

Total current liabilities	70,219	60,649
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT	22,685	19,180
LONG-TERM LIABILITY TO THE GOVERNMENT OF ISRAEL, net of current maturities		11,906
COMMITMENTS AND CONTINGENT LIABILITY, see note 8

Total liabilities	92,904	91,735

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	455

SHAREHOLDERS’ EQUITY:
Share capital—ordinary shares of NIS 0.14 par value (“Ordinary Shares”):
Authorized—50,000,000 Ordinary Shares;
Issued and outstanding:
December 31, 2003—32,604,827 Ordinary Shares;
December 31, 2002—32,454,504 Ordinary Shares	1,616	1,612
Additional paid-in capital	97,615	95,423
Deferred stock compensation	(921)	(471)
Retained earnings	218,146	221,101
Accumulated other comprehensive income (loss)	(1,043)	93
Less—treasury shares, at cost (483,000 Ordinary Shares)	(22,324)	(22,324)

Total shareholders’ equity	293,089	295,434

Total liabilities and shareholders’ equity	386,448	387,169

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2003	2002	2001
	U.S. dollars in thousands (except per share data)
REVENUES:
Sale of products	162,961	154,299	226,329
Services rendered	65,431	62,069	75,575

	228,392	216,368	301,904

COST OF REVENUES:
Cost of products sold	79,068	78,395	97,192
Cost of services rendered	51,849	51,889	65,101
Write-down of inventories	7,448		7,013
Settlement with the Government of Israel in respect of research and development grants received			14,173

	138,365	130,284	183,479

GROSS PROFIT	90,027	86,084	118,425

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	42,057	44,384	50,047
Less—government participations	2,601	2,191

NET RESEARCH AND DEVELOPMENT COSTS	39,456	42,193	50,047

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	48,000	50,184	58,612

AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS	2,400	2,521	7,291

RESTRUCTURING COSTS	3,786	10,733	6,149

OPERATING LOSS	(3,615)	(19,547)	(3,674)
FINANCIAL INCOME—net	2,379	2,888	4,730
OTHER EXPENSES	(696)

INCOME (LOSS) BEFORE TAXES ON INCOME	(1,932)	(16,659)	1,056
TAXES ON INCOME	61	(1,099)	(975)

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	(1,993)	(15,560)	2,031
SHARE IN LOSSES OF AN ASSOCIATED COMPANY	(507)	(233)
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(455)

NET INCOME (LOSS)	(2,955)	(15,793)	2,031

EARNINGS (LOSS) PER SHARE:
Basic	$(0.09)	$(0.49)	$0.06

Diluted	$(0.09)	$(0.49)	$0.06

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE—IN THOUSANDS:
Basic	32,031	31,972	31,819

Diluted	32,031	31,972	32,871

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in capital	Deferred stock compensation	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity

	Number of shares	Amount
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2001	31,870	1,591	88,372	(2,481)	234,863		(22,324)	300,021
CHANGES DURING 2001:
Net income					2,031			2,031
Gain in respect of derivative instruments designated for cash flow hedge, net of related taxes						204		204

Total comprehensive income								2,235

Shares to be issued as consideration for co-operation on joint research and development projects			*1,236					1,236

Employee stock options exercised and paid	364	12	*3,552					3,564

Deferred compensation relating to options granted to employees and others—net			407	(407)
Amortization of deferred compensation relating to options granted to employees and others—net				1,538				1,538

Tax benefits from exercise of stock options granted to employees and others			375					375

BALANCE AT DECEMBER 31, 2001	32,234	1,603	93,942	(1,350)	236,894	204	(22,324)	308,969

CHANGES DURING 2002:
Net loss					(15,793)			(15,793)
Loss in respect of derivative instruments designated for cash flow hedge, net of related taxes						(111)		(111)

Total comprehensive loss								(15,904)

Employee stock options exercised and paid	153	7	*1,788					1,795

Shares issued as consideration for co-operation on joint research and development projects	68	2	(2)
Decrease in deferred compensation relating to options granted to employees and others as a result of forfeiting of options—net			(425)	425
Amortization of deferred compensation relating to options granted to employees and others—net				454				454

Tax benefits from exercise of stock options granted to employees and others			120					120

BALANCE AT DECEMBER 31, 2002	32,455	1,612	95,423	(471)	221,101	93	(22,324)	295,434

CHANGES DURING 2003:
Net loss					(2,955)			(2,955)
Loss in respect of derivative instruments designated for cash flow hedge, net of related taxes						(1,136)		(1,136)

Total comprehensive loss								(4,091)

Employee stock options exercised and paid	150	4	*1,591					1,595

Deferred compensation relating to options granted to employees and others—net			601	(601)
Amortization of deferred compensation relating to options granted to employees and others—net				151				151

BALANCE AT DECEMBER 31, 2003:	32,605	1,616	97,615	(921)	218,146	(1,043)	(22,324)	293,089

*	Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2003	2002	2001
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(2,955)	(15,793)	2,031
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	8,883	10,100	14,581
Write-off of intangible assets	237
Amortization of deferred compensation relating to options granted to employees and others	151	454	1,538
Trading marketable securities—net		6,991	(2,976)
Liability for employee rights upon retirement	3,505	345	1,106
Loss (gains) on amounts funded in respect of employee rights upon retirement		4	(26)
Share in losses of an associated company	507	233
Minority interest in profits of subsidiary	455
Capital loss (gain) from disposal of property, plant and equipment	(31)	6	(40)
Deferred income taxes	(1,191)	(1,048)	(5,335)
Royalties in respect of a settlement with the Government of Israel			14,173
Exchange differences on long-term liability to the Government of Israel	636	709
Shares to be issued as consideration for co-operation on joint research and development projects			1,236
Provision for restructuring expenses and non-cash expenses in respect of restructuring	4,962	5,181	2,617
Write-down of other long-term investment	696
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including non-current portion)	(5,797)	(2,789)	3,338
Other	2,308	(1,825)	(351)
Increase (decrease) in accounts payable and accruals:
Trade	3,941	1,461	(18,725)
Other	(4,751)	(13,854)	(18,548)
Decrease in inventories	15,451	11,621	3,996
Tax benefits from exercise of stock options granted to employees and others		120	375

Net cash provided by (used in) operating activities	26,770	1,916	(1,010)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(3,857)	(4,591)	(9,304)
Acquisition of minority rights in a German limited partnership and related intellectual property			(14,137)
Bank deposits—net	8,100	3,492	(16,492)
Acquisition of marketable securities held-to-maturity	(24,992)	(24,313)	(42,788)
Other investments	(4,141)	(7,522)	(333)
Acquisition of other intangible assets			(3,092)
Redemption of marketable securities held-to-maturity	36,583	26,390	48,851
Proceeds from disposal of property, plant and equipment	207	40	454
Funds in respect of employee rights upon retirement	(2,648)	(419)	(1,287)

Net cash provided by (used in) investing activities	9,252	(6,923)	(38,128)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	1,595	1,795	3,564
Repayment of long-term loans	(9,367)		(723)

Net cash provided by (used in) financing activities	(7,772)	1,795	2,841

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	28,250	(3,212)	(36,297)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	96,687	99,899	136,196

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	124,937	96,687	99,899

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—cash paid during the year for:
Interest	1,854	458	467

Income taxes	3,518	3,175	4,407

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.    General:

1)    Nature of operations

Orbotech Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and/or service of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”) and process control systems and computer aided manufacturing (“CAM”) and imaging solutions, principally for application in the production of printed circuit boards (“PCB”s) and flat panel displays (“FPD”s).

Through its subsidiary, Orbograph Ltd. (“Orbograph”), the Company also develops and markets automatic check reading software to banks and other check-processing organizations.

As to the Company’s operating segments and principal markets, see note 14a.

2)    Accounting principles

The consolidated financial statements for all years presented are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America, except for the use of the proportionate method of consolidation, as discussed in b. below. Prior to 2002, the Company’s consolidated financial statements were prepared in accordance with Israeli GAAP with a reconciliation to U.S. GAAP.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rates. The resulting currency transaction gains or losses are carried to financial income or expenses, as appropriate.

b.    Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.

In addition, the Company accounts for the 50%-owned joint venture, Frontline P.C.B. Solutions Limited Partnership (“Frontline”), using the proportionate method of consolidation as is permitted under Israeli GAAP. U.S. GAAP requires that such joint venture be accounted for using the equity method of accounting. The United States Securities and Exchange Commission stated that it would not object to the Company’s use of the proportionate method of consolidation, provided that the joint venture is an operating entity, the significant financial and operating policies of which are, by contractual agreement, jointly controlled by all parties having an equity interest in the entity, and further on condition that summarized financial data relating to the joint venture are made available. These data are presented in note 3.

These subsidiaries and joint venture are collectively referred to in these financial statements as “subsidiaries”.

Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales not yet realized outside of the Company and its subsidiaries have also been eliminated.

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

d.    Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2003 and 2002, the Company held cash, cash equivalents and short-term bank deposits, most of which were deposited with major U.S., European, Israeli and Far-Eastern banks. The marketable securities held by the Company are mainly corporate debentures. The Company is of the opinion that the credit risk in respect of these balances is negligible.

The Company’s revenues are derived from a large number of customers. Consequently, the exposure to concentration of credit risks relating to individual customers is limited. The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Company generally requires letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

The Company factors certain letters of credit and promissory notes resulting from sales of products. The factoring is carried out through banks, partially on a recourse basis. The transfer of the letters of credit and promissory notes is recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards (“FAS”) No. 140 of the Financial Accounting Standards Board of the United

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

States (“FASB”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The resulting costs are charged to “financial income—net”, as incurred. During the years ended December 31, 2003, 2002 and 2001, respectively, the Company factored $52 million, $64 million and $57 million from trade receivables.

e.    Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components—on the moving average basis; labor and overhead—on the basis of actual manufacturing costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions. In the years ended December 31, 2003 and 2001 the Company recorded write-downs, see note 4.

f.    Marketable securities

Quoted non-Israeli corporate debentures and U.S. Treasury notes which the Company intends to hold to maturity are stated at amortized cost.

g.    Other investments

One company, controlled to the extent of 20% or more, and which is not a subsidiary (“Associated Company”), is accounted for by the equity method. Other non-marketable investments in three start-up companies are carried at cost, net of amounts written down.

h.    Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

%
Machinery and equipment	10-20 (mainly 20)
Building	3
Office furniture and equipment	6-33
Vehicles	15; 20

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

i.    Goodwill

On January 1, 2002, the Company adopted FAS No. 142, “Goodwill and Other Intangible Assets”. FAS 142 supersedes Accounting Principles Board (“APB”) Opinion No. 17, “Intangible Assets”. Among the most significant changes made by FAS 142 are: (i) goodwill and intangible assets with indefinite lives will no longer be amortized; and (ii) goodwill and intangible assets deemed to have an indefinite life will be tested for impairment at least annually.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prior to January 1, 2002, goodwill was amortized over periods of five or ten years.

The Company has identified its various reporting units, which consist of its operating segments, and has allocated the goodwill to operating segments included in the Production Support Solutions for the Electronics Industry reportable segment. The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption of FAS 142.

As a result of the application of the transitional impairment test, the Company did not have to record a cumulative effect of accounting change for the estimated impairment of goodwill.

The Company has designated September 30 of each year as the date on which it will perform its annual goodwill impairment test. No impairment resulted from the annual review performed in the year ended December 31, 2003.

The following table illustrates the Company’s results adjusted to eliminate the effect of goodwill amortization expense for the following years:

	Year ended December 31
	2003	2002	2001
	$ in thousands (except per share data)
Net income (loss), as reported	(2,955)	(15,793)	2,031
Add back—goodwill amortization			5,017

Adjusted net income (loss)	(2,955)	(15,793)	7,048

Earnings (loss) per share:
Basic—as reported	$(0.09)	$(0.49)	$0.06
Basic—adjusted	$(0.09)	$(0.49)	$0.22
Diluted—as reported	$(0.09)	$(0.49)	$0.06
Diluted—adjusted	$(0.09)	$(0.49)	$0.21

j.    Other intangible assets

Other intangible assets consist primarily of intellectual property and are being amortized mainly over five years.

k.    Impairment of long-lived assets

In 2002, the Company adopted FAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 requires that long-lived assets, including certain intangible assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized and the assets would be written down to their estimated fair values.

The adoption of FAS 144 on January 1, 2002 did not have any material impact on the financial position or results of operations of the Company.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Company grants its customers a warranty on products sold, usually for a period of six to twelve months. Upon revenue recognition, the Company defers a portion of the sale price and recognizes it as service revenue ratably over the warranty period.

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

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables”, addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company adopted EITF Issue 00-21 in the year ended December 31, 2003 and it has had no significant impact on its financial position or results of operations.

m.    Research and development

Research and development expenses are charged to income as incurred. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred.

n.    Advertising expenses

These expenses are charged to income as incurred. Advertising expenses totaled $221,000, $191,000 and $432,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

o.    Deferred income taxes:

1)

Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized.

2)	The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of non-Israeli subsidiaries has not been provided for in these financial statements, as the Company does not expect these subsidiaries to distribute dividends in the foreseeable future.

3)	Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize, these investments.

4)	The Company intends permanently to reinvest the amounts of tax-exempt income of its approved enterprises and does not intend to cause dividend distribution from such income (see also note 10a). Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

p.    Treasury shares

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company.

q.    Derivative financial instruments

The Company enters into forward exchange contracts and, from time to time, purchases and writes currency options to hedge existing non-Dollar assets and liabilities as well as certain anticipated transactions which are probable and which are expected to be denominated in non-Dollar currencies. The writing of such options is part of a comprehensive hedging strategy that is designed effectively to swap the currencies relating to existing assets and liabilities. Each of the options written is combined with the purchase of an option for the same period and the same notional amount. In 2003 the Company did not write such options. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company has adopted the accounting and disclosure requirements of FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. FAS 133 requires that all derivative instruments be recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract it designates the derivative, for accounting purposes, as either a hedging instrument or a non-hedging instrument.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss) under “gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes” and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in the statement of operations among “financial income—net”. Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the statement of operations among “financial income—net”.

Cash flows from derivatives are recognized in the statement of cash flows in the same category as that of the hedged item.

r.    Stock-based compensation

Stock options granted to employees are accounted for under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

Accordingly, the difference, if any, between the quoted market price of the Ordinary Shares at the time of grant of the options and the exercise price of such options is charged on the date of grant to shareholders’ equity under “deferred stock compensation”, and thereafter amortized by the straight-line basis, against income, over the expected service periods (up to four years).

FAS 123, “Accounting for Stock-Based Compensation”, established a fair value based method of accounting for employee stock options or similar equity instruments and encourages adoption of such method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB 25. The Company has elected to continue accounting for employee stock option plans according to APB 25, and has accordingly complied with the disclosure requirements set forth in FAS 123, as amended, for companies electing to apply APB 25.

The following table illustrates the effect on net income (loss) and earnings (loss) per share assuming the Company had applied the fair value recognition provisions of FAS 123, to its stock-based employee compensation:

	Year ended December 31
	2003	2002	2001
	$ in thousands (except per share data)
Net income (loss), as reported	(2,955)	(15,793)	2,031
Add: stock-based employee compensation expense, included in reported net income (loss), net of related tax effect	128	387	1,307
Deduct: stock-based employee compensation expense determined under fair value method, net of related tax effect	(13,228)	(21,072)	(22,078)

Pro forma loss	(16,055)	(36,478)	(18,740)

Earnings (loss) per share:
Basic—as reported	$(0.09)	$(0.49)	$0.06
Basic—pro forma	$(0.50)	$(1.14)	$(0.59)
Diluted—as reported	$(0.09)	$(0.49)	$0.06
Diluted—pro forma	$(0.50)	$(1.14)	$(0.57)

For information about the Company’s stock option plans and assumptions used in calculating the pro forma information, see note 9b.

Stock options granted to non-employees (namely, employees of the 50%-owned joint venture and consultants) are accounted for under the provisions of FAS 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The fair value of such options is charged to income over the expected service period.

s.    Comprehensive income or loss

In addition to net income (loss), other comprehensive income (loss) includes gains or losses in respect of derivative instruments designated for cash flow hedge, see q. above.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

t.    Earnings (loss) per share (“EPS”)

Basic EPS are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted EPS, the potential dilutive effect of outstanding stock options was taken into account using the treasury stock method. In the years ended December 31, 2003 and 2002 stock options were not taken into account, since their effect is anti-dilutive.

u.    Accounting for certain financial instruments with characteristics of both liabilities and equity

In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”). FAS 150 establishes standards governing how an issuer classifies and measures certain financial instruments having characteristics of both liabilities and equity. FAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and (except for certain instruments) is otherwise effective at the commencement of the first interim period beginning after June 15, 2003. The Company adopted FAS 150 effective July 1, 2003. The adoption of FAS 150 did not have a material effect on the Company’s financial position or results of operations.

v.    Guarantor’s accounting and disclosure requirements for guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that a liability be recorded on the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued.

For U.S. GAAP purposes, the Company has applied the recognition provisions of FIN 45 prospectively to guarantees issued or modified after December 31, 2002 as required by the interpretation. The recognition provisions of FIN 45 did not have a material effect on the Company’s consolidated financial statements. See note 13e for additional disclosures as required by FIN 45.

w.    Recently issued accounting pronouncements:

1)    FIN 46 and FIN 46 (revised)

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). Under FIN 46 entities are separated into two groups: (i) those for which voting interests are used to determine consolidation; and (ii) those for which other interests (variable interests) are used to determine consolidation. FIN 46 explains how to identify Variable Interest Entities (“VIE”s) and how to determine when a business enterprise should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements. In December 2003, the FASB revised FIN 46 (“FIN 46-R”) by amending some of its provisions and providing for new effective dates.

The adoption of FIN 46 did not have a material effect on the Company’s consolidated financial statements. The Company believes that the adoption of FIN 46-R will also not have a material effect on the Company’s consolidated financial statements.

2)    FAS 132 (revised)

In December 2003, the FASB issued SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132” (“FAS 132 (revised 2003)”). This statement revises employers’ disclosures

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans. The new rules require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. Part of the new disclosure provisions are effective for 2003 calendar year-end financial statements, and accordingly have been applied by the Company in these consolidated financial statements. The rest of the provisions of this statement, which have a later effective date, are currently being evaluated by the Company.

NOTE 2—CERTAIN TRANSACTIONS:

a.	In 1996, the Company entered into an agreement with a German corporation to establish a private German limited partnership, 66.7% owned by the Company, to develop direct imaging technologies (the “DI Joint Venture”).

In June 2000, the Company and the German corporation entered into an agreement pursuant to which the Company acquired the German corporation’s right, title and interest in and to the DI Joint Venture in consideration for the issuance of 90,000 Ordinary Shares to the German corporation. The purchase price of $2.1 million was based on an average market price of the Ordinary Shares several days before and after the announcement of the transaction, and the excess of purchase price over the net assets was attributed to goodwill.

In October 2001, the Company and the German corporation reached a new agreement pursuant to which, on March 15, 2002, 67,500 Ordinary Shares were issued to the German corporation, in consideration for co-operation with the Company on joint research and development projects. Research and development expenses for the year ended December 31, 2001 included approximately $1.2 million, which represented the fair value, in October 2001, of the 67,500 Ordinary Shares.

b.	In 1997, the Company commenced the design, development, manufacture, marketing and service of AOI systems for assembled PCBs through a German limited partnership, Orbotech Schuh GmbH & Co. KG (“Orbotech-Schuh”), initially owned 51% by the Company, which acquired the AOI activity of a German private limited partnership then engaged in the manufacture of AOI systems for assembled PCBs. At that time the Company received an option to purchase the remaining 49% equity interest in Orbotech-Schuh as well as certain related intellectual property. The Company exercised this option during January 2001 for approximately $13.3 million.

The acquisition resulting from the exercise of the option was accounted for by the purchase method. The amount paid for the intellectual property was $6.7 million and the amount paid for the remaining 49% equity interest in Orbotech-Schuh was $6.6 million. The Company has allocated the excess of the purchase price ($6.6 million) over the fair value of the net tangible assets acquired in the amount of $5.8 million, to goodwill.

c.	In March 2001, the Company acquired certain inspection-related intellectual property for approximately $2.5 million.

NOTE 3—PROPORTIONATE CONSOLIDATED COMPANY

The joint venture Frontline, an Israeli limited partnership, is owned equally by the Company and Valor Computerized Systems Ltd. (“Valor”) and combines the former CAM operations of the Company and Valor.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s interest in Frontline is presented in the consolidated financial statements by the proportionate method of consolidation (see note 1b). As a result, the consolidated balance sheets as of December 31, 2003 and 2002, and the consolidated statements of operations for each of the three years in the period ended December 31, 2003, reflect the assets, liabilities and operating result components of Frontline on the basis of the Company’s percentage of holding.

The following Frontline data are reflected in the Company’s consolidated financial statements on the basis of the Company’s proportionate holding:

	December 31
	2003	2002
	$ in thousands
1) Balance sheet data:
Assets:
Current assets	1,899	1,564
Property, plant and equipment—net	374	438
Other non current assets—net	234	575

	2,507	2,577

Liabilities:
Current liabilities	409	322
Liability for employee rights upon retirement	443	433

	852	755

	Year ended December 31
	2003	2002	2001
	$ in thousands
2) Operating results data:
Revenues:
Sales of products	5,888	5,645	6,341
Services rendered	4,035	4,149	2,423
Cost of revenues:
Cost of products sold	(64)	(162)	(95)
Cost of services rendered	(2,097)	(1,449)
Research and development costs	(2,084)	(2,117)	(2,343)
Selling, general and administrative expenses	(1,705)	(2,889)	(1,140)
Restructuring costs	(380)	(243)	(35)
Financial income (expenses)—net	(34)	9	2
Taxes on income	6	(6)	(10)

Net income	3,565	2,937	5,143

3) Cash flow data:
Net cash provided by operating activities	4,237	3,926	6,270

Net cash used in financing activities	(1)	(8)	(2)

Net cash used in investing activities	(29)	(53)	(891)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Certain of the Company’s wholly-owned, non-Israeli subsidiaries market and provide customer support in respect of Frontline’s products.

As to stock options granted to Frontline’s employees, see note 9b(3).

NOTE 4—INVENTORIES:

	December 31
	2003	2002
	$ in thousands
Components:
For manufacturing of systems*	22,410	31,796
For servicing of systems	12,658	15,299

	35,068	47,095
Work in process	2,728	4,094
Finished products	15,194	17,252

	52,990	68,441

*	In the year ended December 31, 2003, the Company recorded a write-down in the amount of $7,448,000 due to the release of new generations of products resulting in obsolescence of certain components.

NOTE 5—PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets, grouped by major classifications, is as follows:

	December 31
	2003	2002
	$ in thousands
Machinery and equipment	25,966	24,492
Leasehold improvements	25,401	24,233
Building	987	987
Office furniture and equipment	21,537	22,128
Vehicles	720	1,330

	74,611	73,170
Less—accumulated depreciation and amortization	56,007	51,386

	18,604	21,784

b.	Depreciation and amortization expenses totaled $6,483,000, $7,579,000 and $7,290,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

The amounts for the years ended December 31, 2003 and 2002 do not include impairment charges of $378,000 and $475,000, respectively, in respect of leasehold improvements made in connection with the restructuring plans, see note 14c.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—OTHER INTANGIBLE ASSETS:

a.	The amortized balance of other identifiable intangible assets—mainly intellectual property—is made up as follows:

	December 31
	2003	2002
	$ in thousands
Original amount	12,786	12,786
Less—accumulated amortization	8,279	5,642

	4,507	7,144

b.	Amortization expenses totaled $2,400,000, $2,521,000 and $2,274,000 in the years ended December 31, 2003, 2002 and 2001, respectively, and do not include a $237,000 write-off of intellectual property included in restructuring costs as a result of ceasing a related activity in a subsidiary in the year ended December 31, 2003. See note 14c.

As of December 31, 2003, estimated amortization expense for each of the years 2004 to 2006 is as follows:

$ in thousands
Year ending December 31:
2004	2,308
2005	2,069
2006	130

NOTE 7—LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli law generally requires the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company and its Israeli subsidiaries to their Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Under labor agreements, these deposits and insurance policies are in the employees’ names and, subject to certain limitations, are the property of the employees.

The severance pay liability covered by the pension funds is not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

The liability for employee rights upon retirement covers the severance pay liability of the Company and its Israeli and Japanese subsidiaries in accordance with labor agreements in force and based on salary components which, in management’s opinion, create entitlement to severance pay. The Company records the obligation as if it were payable at each balance sheet date on an undiscounted basis.

The Company and its Israeli subsidiaries may only make withdrawals from the funds for the purpose of paying severance pay.

b.	Most of the Company’s non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specific percentages of pay.

c.	Severance pay expenses were $3,752,000, $3,745,000 and $3,869,000 in the years ended December 31, 2003, 2002 and 2001, respectively. In the years ended December 31, 2003, 2002 and 2001, additional amounts of $1,892,000, $8,152,000 and $4,397,000, respectively, were included in restructuring costs, see note 14c.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined contribution plan expenses were $803,000, $766,000 and $767,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

d.	The earnings (losses) on the amounts funded were $15,000, $(4,000) and $26,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

e.	The Company expects the severance pay contributions in 2004 to be approximately $3.9 million.

NOTE 8—COMMITMENTS, CONTINGENT LIABILITY AND RESTRICTION PLACED IN RESPECT OF LIABILITIES:

a.	Commitments:

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

In December 2001, the Company reached an agreement with the OCS pursuant to which it agreed to pay $14,173,000 to the Government of Israel in settlement of all royalties arising from sales after June 30, 2001 with respect to previous OCS grants to the Company, thereby settling all outstanding issues between it and the OCS relating to past grants received. This amount is included in the statement of operations for the year ended December 31, 2001 as a separate item among cost of revenues.

The Company initially decided to make this payment in five equal annual installments commencing in 2003. However, during 2003 the Company agreed with the OCS that the Company would accelerate payment of the balance owing under the above agreement. Accordingly, the Company paid to the Government of Israel $8.7 million in 2003 and the remaining $6.2 million in January 2004. These payments were linked to the Israeli consumer price index (the “Israeli CPI”) and bore annual interest of approximately 5.2%.

The agreement with the OCS also enabled the Company to participate in a new OCS program under which the Company became eligible to receive future research and development grants for the development of generic technologies without incurring any royalty obligations.

The Company’s Israeli subsidiary, Orbograph, is obligated to pay royalties to the Israeli Government relating to research and development grants received from the OCS. At the time the participations were received, successful development of the related projects was not assured. Under the terms of Orbograph’s funding from the OCS, royalties of 2%-5% are payable on sales of products developed from a project so funded, up to 100% of the grant received by Orbograph (in Dollar terms).

In the event of failure of a project that was partly financed by royalty-bearing Israeli Government participations, Orbograph is not obligated to pay any royalties to the Israeli Government.

At December 31, 2003, the maximum contingent royalty payable is approximately $359,000.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Royalty expenses totaled $362,000, $309,000 and $2,832,000 in the years ended December 31, 2003, 2002 and 2001, respectively, and are included in the statements of operations among cost of products sold. The amount for the year ended December 31, 2001 does not include the $14,173,000 referred to above.

2)    Lease commitments:

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements, which expire on dates between 2004 and 2011.

Minimum lease commitments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2003, are as follows:

$ in thousands
Years:
2004	4,381
2005	3,658
2006	2,982
2007	2,234
2008	2,207
2009-2011	3,834

19,296

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli CPI.

Rental expenses totaled $5,712,000, $6,197,000 and $5,686,000 in the years ended December 31, 2003, 2002 and 2001, respectively.

The amounts for the years ended December 31, 2003 and 2002 do not include rental expenses of $365,000 and $1,957,000, respectively, which are included in restructuring costs, see note 14c.

3)    Investment commitments

The Company has committed to invest approximately $500,000 in one private Israeli start-up company.

b.    Contingent liability

The Company has agreed to indemnify certain of its customers against intellectual property claims arising from the purchase and use of the Company’s products. Some customers of the Company that use certain products of the Company have received notices of infringement, alleging that methods carried out on equipment supplied by the Company and used in the inspection of PCBs in the course of manufacture infringe patents issued to third parties. Certain of the Company’s customers have notified the Company that they may seek indemnification from the Company for damages and expenses, which may result from use of the Company’s products. To the date of issuance of these financial statements, no demands have been made, nor have any claims been filed, against the Company in this regard. The Company believes that the risk of its having to make payments in this regard is remote.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c.    Restriction placed in respect of liabilities

As of December 31, 2003, the Company had unutilized credit lines of approximately $50.2 million.

Under arrangements for the receipt of such credit lines, the Company entered into negative pledge agreements with certain banks. Pursuant to these agreements the Company has undertaken not to register floating charges on assets in favor of third parties without the prior consent of those banks.

NOTE 9—SHAREHOLDERS’ EQUITY:

a.    Authorized, issued and outstanding shares:

1)	The Ordinary Shares are traded in the United States on the Nasdaq National Market under the symbol ORBK.

2)	The Company has purchased 483,000 Ordinary Shares, which are held as treasury shares under Israeli law. For as long as these Ordinary Shares are owned by the Company, they confer no rights and, consequently, their holders are neither eligible to participate in, or receive, any dividends, nor are they entitled to participate in, vote at, or be counted as part of the quorum for any meetings of shareholders of the Company.

3)	Under the Company’s share option plans (see b. below), options to purchase a total of 150,323, 152,444 and 364,143 Ordinary Shares were exercised in the years ended December 31, 2003, 2002 and 2001, respectively.

4)	As to 67,500 Ordinary Shares issued on March 15, 2002 to a German corporation for co-operation on joint research and development projects, see note 2a.

b.    Share option plans:

1)    The plans:

(a)	In June 1992, the shareholders of the Company approved the Orbotech Ltd. Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”). Under the 1992 Plan, as amended with shareholder approval when required, options to purchase an aggregate of 3,095,718 Ordinary Shares have, from time to time over the term of the 1992 Plan, been available to be awarded to employees of the Company and/or of other Israeli entities in which the Company holds at least a 50% equity interest. The 1992 Plan is, subject to the provisions of the Israeli Companies Law, 1999 (the “Companies Law”), administered by the Remuneration Committee of the Company’s Board of Directors (the “Committee”). The exercise price of options granted under the 1992 Plan may not be less than 85% of the fair market value of the Ordinary Shares on the date of the grant. However, in June 2000, the Company’s Board of Directors adopted a general policy not to award options at less than the fair market value of the Ordinary Shares at the time of the grant.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	In July 1995, the shareholders of the Company approved the 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the “1995 Plan”). Under the 1995 Plan, as amended with shareholder approval when required, options to purchase an aggregate of 3,331,068 Ordinary Shares have, from time to time over the term of 1995 Plan, been available to be awarded to employees and consultants of subsidiaries of the Company. The 1995 Plan is, subject to the provisions of the Companies Law, administered by the Committee. The 1995 Plan authorizes the granting of incentive stock options complying with U.S. tax provisions for those participants subject to U.S. tax law (“ISO”s), and non-qualified stock options, which do not comply with such U.S. tax law provisions. The exercise price of options granted under the 1995 Plan may not be less than 100% of the fair market value of the Ordinary Shares on the date the option is granted in the case of ISOs, and not less than 85% of their fair market value in the case of awards that are not ISOs. However, in June 2000, the Company’s Board of Directors adopted a general policy not to award options at less than the fair market value of the Ordinary Shares at the time of the grant.

The 1995 Plan is valid for ten years and will expire on June 21, 2005, except as to option awards outstanding on that date.

(c)	In May 1998, the Company’s Board of Directors approved the Stock Option Plan for Consultants of Orbotech Ltd. (1998) (the “1998 Plan”). Under the 1998 Plan, an option to purchase 33,750 Ordinary Shares, at an exercise price of $12.55 per Ordinary Share, was granted to an independent consultant of the Company.

This option was granted under the terms and conditions otherwise applicable to grants made under the 1992 Plan (see (a) above) and will expire on April 6, 2006.

(d)	In August 2000, the shareholders of the Company approved the Orbotech Ltd. Employee Share Ownership and Option Plan (2000) (As Amended, 2003) (the “2000 Plan”), which was amended in 2003 with shareholder approval. Under the 2000 Plan, options to purchase an aggregate amount of 3,900,000 Ordinary Shares may, from time to time, be awarded to employees, officers, directors and consultants of the Company and/or of other companies, partnerships or other entities in Israel in which the Company holds at least a 50% equity interest. The 2000 Plan is, subject to the provisions of the Companies Law, administered by the Committee. The exercise price of options awarded under the 2000 Plan may not be less than 100% of the fair market value of the Ordinary Shares on the last day immediately preceding the date of option grant upon which public trading of the Ordinary Shares takes place.

The 2000 Plan is valid for ten years and will expire on June 20, 2010, except as to option awards outstanding on that date.

Options awarded to employees under the 2000 Plan may, but need not necessarily, be subject to the rules promulgated under Section 102 of the Israeli Income Tax Ordinance.

As a result of a change made to Section 102 of the Israeli Income Tax Ordinance as part of the recent Israeli tax reform (see note 10e), and pursuant to an election made by the Company thereunder, employees will be subject to a lower tax rate on capital gains accruing to them in respect of Section 102 awards made after December 31, 2002. However, the Company will not be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as it had previously been entitled to do under Section 102.

(e)	As of December 31, 2003, options for the purchase of an aggregate of 765,015 Ordinary Shares were available for future awards under the 1995 Plan and the 2000 Plan.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under these plans, options usually vest as follows: 50%—two years after the effective date of grant; 75%—after three years; and 100%—after four years. The options expire between five to ten years from the date of grant. However, the general policy of the Company, adopted by the Company’s Board of Directors in June 2000, is that newly awarded options expire no later than five years following their grant. Options also generally expire upon notification that the grantee will be ceasing to be an employee of, or consultant to, the Company.

Ordinary Shares purchased upon the exercise of options have the same rights as other Ordinary Shares, immediately upon allotment.

2)    Options granted to employees:

(a)	A summary of the status of the above plans in respect of options granted to employees as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2003		2002		2001
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Options outstanding at beginning of year	5,660,190	$29.55	5,019,944	$31.99	3,446,805	$33.32
Changes during the year:
Granted (1)(2)(3)	1,111,413	$17.84	1,341,502	$19.55	2,252,026	$27.50
Exercised	(150,323)	$12.47	(146,819)	$11.31	(358,518)	$9.92
Forfeited (4)	(505,004)	$32.15	(554,437)	$32.32	(320,369)	$39.35

Options outstanding at end of year	6,116,276	$27.63	5,660,190	$29.55	5,019,944	$31.99

Options exercisable at year end	2,664,098	$32.42	1,718,546	$30.97	744,550	$12.67

Weighted average fair value of options granted during the year (5)	$4.81		$6.33		$12.34

(1) Including options granted to:
The Company’s Chief Executive Officer (who is a director)	50,000	$16.26			125,000	$22.27

Other directors	64,500	$17.61			43,500	$22.27

(2)	In addition, as at December 31, 2003 and December 31, 2001, options to purchase a total of 8,475 and 337,333 Ordinary Shares had, respectively, been designated for future grant during 2004 and 2002, pursuant to the 1995 and 2000 Plans, at exercise prices equivalent to the market price of the Ordinary Shares at the designated time of grant as prescribed in the applicable option plan. The vesting period of such options commenced upon the designated time of grant. For accounting purposes, until the exercise price was determined, such options were treated under APB 25 as a variable plan, with no effect on the Company’s results of operations. Upon determination of the exercise price the options were treated as a fixed plan, with no deferred compensation cost.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Made up as follows:

	Year ended December 31
	2003			2002			2001
	Number	Weighted average exercise price	Weighted average fair value	Number	Weighted average exercise price	Weighted average fair value	Number	Weighted average exercise price	Weighted average fair value
Options granted during the year at the following exercise prices:
Above market value	14,500	$22.27	2.90

At market value	1,096,913	$17.79	4.83	1,341,502	$19.55	$6.33	2,252,026	$27.50	$12.34

(4)	Or redesignated (in respect of options to purchase a total of 77,500 Ordinary Shares) pursuant to the change of status of two optionees from employees of the Company to employees of Frontline during 2003.

(5)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31
	2003	2002	2001
Dividend yield	0%	0%	0%

Expected volatility	41%	27%	44%

Risk-free interest rate	1.50%	1.89%	3.78%

Expected life—in years	2.75	2.86	2.75

(b)	The following table summarizes certain information about options granted to employees which were outstanding and exercisable under the above plans as of December 31, 2003:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price
$		Years	$		Years	$
3.00 to 9.99	177,787	1.84	6.26	177,787	1.84	6.26
10.00 to 19.99	2,476,271	3.67	15.68	674,479	3.16	14.87
20.00 to 29.99	1,559,849	3.36	24.76	495,985	3.08	24.29
30.00 to 39.99	349,928	3.75	36.86	239,864	3.88	36.92
40.00 to 49.99	734,791	3.67	44.15	464,275	3.98	44.38
50.00 to 59.99	613,650	2.04	51.35	458,704	2.03	51.35
60.00 to 66.99	204,000	1.66	66.42	153,004	1.66	66.42

3.00 to 66.99	6,116,276	3.31	27.63	2,664,098	2.99	32.42

(c)	As to pro forma information assuming the Company had applied the fair value recognition provisions of FAS 123, see note 1r.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3)    Options granted to non-employees:

(a)	A summary of the status of the above plans in respect of options granted to employees of Frontline (a 50%-owned joint venture, see note 3) and to consultants as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2003		2002		2001
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Options outstanding at beginning of year	178,375	$25.51	140,802	$27.69	101,275	$27.76
Changes during the year:
Granted (1)(2)(3)	125,300	$32.99	58,748	$21.02	52,302	$28.08
Exercised			(5,625)	$11.95	(5,625)	$11.95
Forfeited	(45,850)	$22.01	(15,550)	$33.19	(7,150)	$42.19

Options outstanding at end of year	257,825	$29.77	178,375	$25.51	140,802	$27.69

Options exercisable at end of year	115,179	$35.18	67,101	$24.26	32,813	$18.38

Weighted average fair value of options granted during the year (4)	$12.49		$5.61		$12.34

(1)	In addition, as of December 31, 2001, options to purchase a total of 7,148 Ordinary Shares had been designated for future grant during 2002, pursuant to the 1995 and 2000 Plans, at exercise prices equivalent to the market price of the Ordinary Shares at the designated time of grant as prescribed in the applicable option plan. The vesting period of such options commenced upon the designated time of grant.

(2)	The options were granted at market value.

(3)	Or redesignated (in respect of options to purchase a total of 77,500 Ordinary Shares) pursuant to the change of status of two optionees from employees of the Company to employees of Frontline during 2003.

(4)	The fair value of each option granted is estimated on the date at which a commitment for performance by the optionee to earn the option is reached, using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31
	2003	2002	2001
Dividend yield	0%	0%	0%

Expected volatility	41%	27%	44%

Risk-free interest rate	1.50%	1.50%	2.00%

Expected life—in years	2.75	2.75	2.75

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	The following table summarizes certain information about options granted to employees of Frontline and to consultants which were outstanding and exercisable under the above plans as of December 31, 2003:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price
$		Years	$		Years	$
10.00 to 19.99	100,675	3.19	15.40	39,477	2.37	13.79
20.00 to 29.99	69,062	3.77	24.73	13,287	2.77	25.01
30.00 to 39.99	9,900	2.36	35.29	4,950	2.36	35.29
40.00 to 49.99	26,438	1.81	46.95	16,645	1.80	46.84
50.00 to 54.99	51,750	1.62	54.59	40,820	1.62	54.40

10.00 to 54.99	257,825	2.86	29.77	115,179	2.07	35.18

(c)	The amortization of deferred stock compensation in respect of options granted to employees of Frontline and to consultants in the years ended December 31, 2003, 2002 and 2001, is $151,000, $67,000 and $231,000, respectively.

c.    Dividends:

1)	The distribution of cash dividends in the amount of approximately $140 million out of retained earnings of approximately $218 million as of December 31, 2003 would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax (see notes 1o, 10a and 10g(3)).

2)	In the event that cash dividends are declared by the Company, such dividends would be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of Ordinary Shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of repatriation.

NOTE 10—TAXES ON INCOME:

a.    Tax benefits under the Law for the Encouragement of Capital Investments, 1959

Most of the production facilities of the Company and its Israeli subsidiaries have been granted “approved enterprise” status under the above law. The main benefit arising from such status is the reduction in tax rates on income derived from “approved enterprises”.

Since the Company is a “foreign investors’ company”, as defined by the above law, it is entitled to a ten-year period of benefits (instead of a seven-year period).

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax benefits in respect of part of the production facilities of the Company have expired. Consequently, the portion of taxable income to which approved enterprise benefits apply is approximately 88%, 88% and 87% in the years ended December 31, 2003, 2002 and 2001, respectively.

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

The entitlement to the above benefits is conditional upon the Company and its Israeli subsidiaries fulfilling the conditions stipulated by the above law and regulations published thereunder, and in the certificates of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions the benefits may be canceled, and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

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

The Company and its Israeli subsidiaries elected, through the 2002 tax year, to measure their results for tax purposes on the basis of the changes in the Israeli CPI.

The Company has elected, as from the 2003 tax year, to measure its results for tax purposes on the basis of the changes in the exchange rate of the Dollar. The Company must continue to be taxed on this basis for at least three years. The Company’s Israeli subsidiaries have elected to continue measuring their results for tax purposes on the basis of the changes in the Israeli CPI.

As explained in note 1a(4), the financial statements are measured in Dollars. In respect of the Company’s Israeli subsidiaries, the difference between the changes in the Israeli CPI and in the exchange rate of the Dollar relative to Israeli currency, both on annual and cumulative bases, creates a difference between taxable income and income reflected in these financial statements.

Paragraph 9(f) of FAS No. 109, “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into Dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.    Other applicable tax rates:

1)    Income from other sources in Israel

Income not eligible for approved enterprise benefits mentioned in a. above is taxed at the statutory corporate rate of 36%.

2)    Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

e.    Reform of the Israeli tax system

In 2002, Amendment to the Israeli Tax Ordinance (No. 132), 2002 (the “Israeli Tax Reform Law”) was published. The Israeli Tax Reform Law, which comprehensively reforms certain parts of the Israeli taxation system, entered into effect on January 1, 2003, although certain of its provisions are applied from later dates. The Company expects that the implementation of the Israeli Tax Reform Law will not have a material effect on its tax liability, except as described in note 9b.

f.    Carryforward tax losses

Carryforward tax losses totaled approximately $41.7 million at December 31, 2003, of which approximately $8.3 million will expire in the years 2007-2022 and approximately $33.4 million have no expiration date. A valuation allowance in the amount of approximately $2.6 million is recorded in respect of deferred tax assets resulting from these losses (see g(1) below).

Carryforward capital losses for tax purposes totaled approximately $2.2 million at December 31, 2003. Such losses have no expiration date. A full valuation allowance is recorded in respect of deferred tax assets resulting from these losses (see g(1) below).

g.    Deferred income taxes:

1)	Provided in respect of the following:

	December 31
	2003	2002
	$ in thousands
Provision for vacation pay	597	794
Accrued severance pay	1,683	1,467
Carryforward tax losses	6,566	7,201
Research and development costs	4,188	5,305
Property, plant and equipment	50	50
Other	(65)	600

	13,019	15,417
Less—valuation allowance*	4,879	8,468

	8,140	6,949

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2003	2002
	$ in thousands
Balance at beginning of year	8,468	8,360
Additions (reductions) during the year	(3,589)	108

Balance at end of year	4,879	8,468

2)	Deferred taxes are included in the balance sheets as follows:

	December 31
	2003	2002
	$ in thousands
Among current assets	3,391	4,953
Among non-current assets	4,749	1,996

	*8,140	*6,949

*	Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

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

The amount of tax that would have been payable had such exempt income earned through December 31, 2003 been distributed as dividends is approximately $21 million.

h.    Taxes on income included in the statements of operations:

1)	As follows:

	Year ended December 31
	2003	2002	2001
	$ in thousands
Current:
Israeli	45	(993)	3,710
Non-Israeli	1,207	942	650

	1,252	(51)	4,360

Deferred, see g. above:
Israeli	(311)	(886)	(1,812)
Non-Israeli	(880)	(162)	(3,523)

	(1,191)	(1,048)	(5,335)

	61	(1,099)	(975)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations (see d(1) above), and the actual tax expense:

	Year ended December 31
	2003	2002	2001
	$ in thousands
Income (loss) before taxes on income*	(1,932)	(16,659)	1,056

Theoretical tax expense (benefit) on the above amount	(696)	(5,997)	380
Less—tax benefits arising from approved enterprises	(2,766)	(3,389)	5,034

	2,070	(2,608)	(4,654)
Increase (decrease) in taxes resulting from:
Different tax rates applicable to non-Israeli subsidiaries	(1,281)	(1,455)	95
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes—net	3,210	2,556	5,540
Other	(349)	300
Net change in valuation allowance	(3,589)	108	(1,956)

Actual tax expense (benefit)	61	(1,099)	(975)

* As follows:
Taxable in Israel	(11,958)	(11,242)	2,420
Taxable outside Israel	10,026	(5,417)	(1,364)

	(1,932)	(16,659)	1,056

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.    Derivative instruments

As stated in note 1q, in managing its foreign exchange risk the Company enters into various types of foreign exchange derivatives. The notional amounts of these derivatives as of December 31, 2003 were as follows:

$ in millions
Forward exchange contracts for conversion of:
Euros into Dollars	15.5

Japanese yen into Dollars	42.6

Dollars into Israeli currency	14.5

Korean won into Dollars	2.2

Taiwan dollars into Dollars	4.3

Chinese RMB into Dollars	4.0

The terms of all of these currency derivatives are less than one year.

The following table summarizes activity in other comprehensive income (loss) related to derivatives classified as cash flow hedges held by the Company during the reporting years:

	Year ended December 31
	2003	2002	2001
	$ in thousands
Balance at beginning of year	93	204	240
Changes in fair value of derivatives—gain (loss)	(106)	109
Reclassifications into earnings from other comprehensive income	(1,230)	(240)
Tax effect	200	20	(36)

Balance at end of year	(1,043)	93	204

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

The fair value of derivatives as of December 31, 2003 constituted an asset and a liability of approximately $2.0 million and $1.7 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2003
	Israeli currency(a)		Other non-Dollar currencies(c)
	Unlinked	Linked(b)
	$ in thousands
Assets—current	6,717	75	80,792

Liabilities:
Current liabilities	9,277	3,891	20,978
Long-term liability to the Government of Israel (including current maturities)		6,151

	9,277	10,042	20,978

(a)	The above does not include balances in Israeli currency linked to the Dollar.
(b)	To the Israeli CPI.
(c)	As to hedging transactions entered into by the Company in order to maintain the Dollar value of net assets in non-Dollar currencies, see note 11.

NOTE 13—SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.    Cash and cash equivalents

The balances as of December 31, 2003 and 2002 include $102,560,000 and $95,893,000, respectively, of highly liquid bank deposits. The deposits are mainly denominated in Dollars and bear interest. The annual interest rate as of December 31, 2003 was 0.85%-0.95%.

b.    Marketable securities:

1)	Held-to-maturity securities:

At December 31, 2003 and 2002 the amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	$ in thousands
December 31, 2003:
Quoted Israeli corporate debentures	10,000	10,000
Quoted non-Israeli corporate debentures	13,817	17,772	2	40
U.S. Treasury notes	3,011	3,016	5

	26,828	30,788	7	40

December 31, 2002:
Quoted non-Israeli corporate debentures	35,544	36,441	984	87
U.S. Treasury notes	2,875	3,189	314

	38,419	39,630	1,298	87

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)	The marketable securities are presented in the balance sheets as follows:

	December 31
	2003	2002
	$ in thousands
Among current assets:
Held-to-maturity securities	10,999	19,781

As long-term investments—held-to-maturity securities	*15,829	18,638

	26,828	38,419

* The above securities mature as follows:
2005	9,332
2006	4,195
2008	2,302

	15,829

c.    Short-term bank deposits

The deposits are denominated in Dollars and bear interest. The annual interest rate at December 31, 2003 was 1.1%.

d.    Accounts receivable:

	December 31
	2003	2002
	$ in thousands
1) Trade—allowance for doubtful accounts	4,282	3,275

2) Other:
Employees	1,296	1,749
Prepaid expenses	2,789	2,416
Deposits in respect of rent	3,005	2,998
Israeli Government departments and agencies (mainly value added tax refundable)	2,251	2,334
Advance payments to suppliers	2,138	2,536
Sundry	6,771	6,803

	18,250	18,836

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	December 31
	2003	2002
	$ in thousands
e. Accounts payable and accruals—other:
Employees and employee institutions	12,376	10,918
Israeli Government departments and agencies	4,263	3,821
Deferred revenue relating to warranty commitments*	10,066	8,921
Deferred service revenue	1,148	666
Advances from customers	747	287
Accrued restructuring costs, see note 14c	2,589	6,936
Accrued expenses	6,140	7,857
Sundry	7,561	3,030

	44,890	42,436

* The changes in deferred revenues relating to deferred warranty commitments during the years ended December 31, 2003 and 2002:

Balance at beginning of year	8,921	8,902
Revenue recognized during the year	(12,848)	(9,462)
Deferred revenue relating to new sales	13,993	9,481

Balance at end of year	10,066	8,921

NOTE 14—SELECTED STATEMENT OF OPERATIONS DATA:

a.    Segment and geographical information:

Operating segments:

1)	General

The Company’s reportable operating segments are as follows:

(a)	Production Support Solutions for the Electronics Industry—design, development, manufacture, marketing and/or service of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, primarily AOI and process control systems and CAM and imaging solutions principally for application in the production of PCBs and FPDs. In view of their overall inter-dependence and the similarity of their long-term economic characteristics, products and services, production processes, classes of customers and methods of distribution, all these operations have been aggregated.

(b)	Automatic Check Reading—development and marketing of automatic check reading software to banks and other check-processing organizations.

2)	Information on revenues and assets of the reportable operating segments:

(a)	Measurement of revenues and assets of the operating segments:

The measurement of revenues and assets of the reportable operating segments is based on the same accounting principles as are applied in these financial statements.

Segment profits or losses reflect the income or loss from operations of the segment and do not include financial income—net, taxes on income, share in losses of Associated Company and minority interests in profits of subsidiary, since those items are not allocated to the segments.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	Financial data relating to reportable operating segments:

	Production Support Solutions for the Electronics Industry	Automatic Check Reading	Total
	$ in thousands
Year ended December 31, 2003:
Revenues from unaffiliated customers:
Sales of products	154,798	8,163	162,961
Services rendered	63,248	2,183	65,431

Total revenues	218,046	10,346	228,392

Operating income (loss)	(6,442)	2,827	(3,615)

Assets (at end of year)	356,739	9,287	366,026

Expenditures for segment assets	3,804	53	3,857

Depreciation and amortization	8,677	206	8,883

Year ended December 31, 2002:
Revenues from unaffiliated customers:
Sales of products	146,856	7,443	154,299
Services rendered	60,671	1,398	62,069

Total revenues	207,527	8,841	216,368

Operating income (loss)	(21,235)	1,688	(19,547)

Assets (at end of year)	364,707	7,891	372,598

Expenditures for segment assets	4,431	160	4,591

Depreciation and amortization	9,892	208	10,100

Year ended December 31, 2001:
Revenues from unaffiliated customers:
Sales of products	221,349	4,980	226,329
Services rendered	74,580	995	75,575

Total revenues	295,929	5,975	301,904

Operating income (loss)	(4,751)	1,077	(3,674)

Assets (at end of year)	397,595	3,816	401,411

Expenditures for segment assets	8,817	487	9,304

Depreciation and amortization	14,491	90	14,581

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c)	Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31
	2003	2002	2001
	$ in thousands
Total assets of reportable segments at year end	366,026	372,598	401,411
Assets not allocated to segments	20,422	14,571	6,214

Consolidated assets at year end	386,448	387,169	407,625

Geographical information:

1)	Revenues—classified by geographical area (based on the location of customers):

	Year ended December 31
	2003	2002	2001
	$ in thousands
Sales of products:
North America (mainly the United States)	21,889	16,846	39,969
Europe	11,819	9,507	30,198
Japan	37,261	27,245	45,460
Taiwan	50,404	41,854	53,611
China	26,407	29,750	33,546
Korea	6,042	16,268	13,458
Other Far Eastern countries	8,770	12,452	9,467
Other	369	377	620

Total sales of products	162,961	154,299	226,329

Services rendered:
North America (mainly the United States)	13,249	16,052	23,603
Europe	10,272	9,710	12,878
Japan	9,271	8,690	10,043
Taiwan	14,776	13,122	14,541
China	10,095	7,040	5,925
Korea	4,220	4,016	5,270
Other Far Eastern countries	3,257	3,041	2,900
Other	291	398	415

Total services rendered	65,431	62,069	75,575

	228,392	216,368	301,904

2)	Most of the Company’s long-lived assets are located in Israel.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.    Selling, general and administrative expenses:

	Year ended December 31
	2003	2002	2001
	$ in thousands
1) Comprised as follows:
Selling	36,219	39,124	44,281
General and administrative	11,781	11,060	14,331

	48,000	50,184	58,612

2) Thechanges in allowance for doubtful accounts are comprised as follows:
Balance at beginning of year	3,275	2,631	2,063
Increase during the year	1,514	1,390	788
Bad debt written off	(507)	(746)	(220)

Balance at end of year	4,282	3,275	2,631

c.    Restructuring costs:

1)	The consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001 include restructuring costs in the Production Support Solutions for the Electronics Industry segment totaling approximately $3.8 million, $10.7 million and $6.1 million, respectively. During the years ended December 31, 2003, 2002 and 2001, the Company implemented restructuring plans which included a cumulative reduction in the number of employees from approximately 1,900 in August 2001 to approximately 1,400 at the end of December 2003, and the closing and consolidation of certain of the Company’s offices.

2)	The primary components of the restructuring costs are:

	Year ended December 31
	2003	2002	2001
	$ in thousands
Costs relating to workforce reduction, see also note 7c	2,387	8,301	4,579
Costs relating to consolidation of the Company’s offices, see also note 5b	1,162	2,432	1,570
Frontline intellectual property write-off	237

	3,786	10,733	6,149

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3)	The following table summarizes the activity in the restructuring provision for the three years ended December 31, 2003:

	Year ended December 31, 2003		Balance at December 31, 2003	Year ended December 31, 2002			Balance at December 31, 2002	Year ended December 31, 2001		Balance at December 31, 2001
	Expenses	Payments		Expenses	Reversal	Payments		Expenses	Payments
	$ in thousands
Costs relating to workforce reduction	2,387	5,373	1,992	8,301		4,621	4,978	4,579	3,281	1,298
Costs relating to consolidation of the Company’s offices	1,162	2,523	597	2,432	31	1,375	1,958	1,570	638	932
Costs relating to write-off of intellectual property	237	237

	3,786	8,133	2,589	10,733	31	5,996	6,936	6,149	3,919	2,230

The balances at December 31, 2003 and 2002 relate to the 2003 and 2002 restructuring plans, respectively.

d.    Financial income—net:

	Year ended December 31
	2003	2002	2001
	$ in thousands
Income:
Interest:
In respect of bank deposits and securities	2,398	3,422	7,511
Other	271	376	117
Non-Dollar transaction gains—net	1,552	586

	4,221	4,384	7,628

Expenses:
Interest:
On long-term liabilities	1,062	582	18
Costs relating to factoring of letters of credit and promissory notes	347	304	397
Other	433	610	481
Non-Dollar transaction losses—net			2,002

	1,842	1,496	2,898

	2,379	2,888	4,730

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e.    Earnings (loss) per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings (loss) per share:

	Year ended December 31
	2003	2002	2001
	In thousands
Weighted average number of shares issued and outstanding (net of treasury shares)—used in computation of basic earnings (loss) per share	32,031	31,972	31,819
Add—incremental shares from assumed exercise of options			1,052

Weighted average number of shares used in computation of diluted earnings (loss) per share	32,031	31,972	32,871

Diluted loss per share for the years ended December 31, 2003 and 2002 does not include 333,000 and 655,000 incremental shares from assumed exercise of options, respectively, because of their anti-dilutive effect since the Company had a net loss for the year.