Form 20-F
period 2004-12-31
ORBOTECH LTD
filed 2005-04-21
CIK 749037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

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

As of December 31, 2004, the Registrant had outstanding 32,251,285 Ordinary Shares1, NIS 0.14 Nominal (par) Value each2

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”), during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17   ☐    Item 18  ☒

[1]	Does not include a total of 6,995,058 Ordinary Shares, 6,588,807 of which were subject to outstanding stock options granted pursuant to the Company’s stock option plans (3,919,018 of which had vested) and 406,251 of which (including 1,625 that had been designated but not yet priced) remained available for future option grants pursuant to such plans, both as of December 31, 2004, comprised of:

(a)	768,166 Ordinary Shares issuable pursuant to options under the Company’s Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”), all of which were subject to options that had been granted (of which 761,569 had vested);

(b)	2,342,241 Ordinary Shares issuable pursuant to options under the Company’s 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the “1995 Plan”), of which:

(i)	2,062,355 Ordinary Shares were subject to options that had been granted (of which 1,219,430 had vested); and

(ii)	279,886 Ordinary Shares remained available for future option grants pursuant to the 1995 Plan;

(c)	24,375 Ordinary Shares issuable pursuant to an option granted to a consultant to the Company under the Stock Option Plan for Consultants of Orbotech Ltd. (1998) (the “1998 Plan”), which had fully vested; and

(d)	3,860,276 Ordinary Shares issuable pursuant to options under the Company’s Employee Share Ownership and Option Plan (2000) (As Amended, 2003) (the “2000 Plan”), of which:

(i)	3,733,911 Ordinary Shares were subject to options that had been granted (of which 1,913,644 had vested); and

(ii)	126,365 Ordinary Shares (including 1,625 that had been designated but not yet priced) remained available for future option grants pursuant to the 2000 Plan.

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

[2]	Unless otherwise stated, all earnings per share, share and option data presented in this Annual Report on Form 20-F have been adjusted to give effect to the issues of bonus shares (equivalent to three-for-two stock splits) undertaken by the Company in November 1999 and September 2000 (see Item 4—Information on the Company—History and Development of the Company—Corporate History).

Introduction

This Annual Report on Form 20-F relates to the Ordinary Shares New Israeli Sheqels 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Annual Report, references to the Company are, unless the context otherwise requires, intended to be to the Company and its consolidated subsidiaries and joint venture.

Orbotech is principally engaged in the design, development, manufacture and marketing of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”) and process control systems for bare and assembled printed circuit boards (“PCB”s) and for flat panel displays (“FPD”s), and imaging solutions for PCB production. In addition, the Company markets computer-aided manufacturing (“CAM”) solutions for PCB production. Through its subsidiary, Orbograph Ltd. (“Orbograph”), the Company also develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. The Company is continuing to develop its proprietary technologies for use in other applications both within and outside the electronics industry. The Company also derives a significant portion of its revenues from the service and support of its products.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report may contain certain forward-looking statements and information with respect to the business, financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “should” or “anticipates”, the negatives thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements include, but are not limited to, certain statements appearing in Item 3—Key Information—Risk Factors; Item 4—Information on the Company and Item 5—Operating and Financial Review and Prospects regarding trends in the electronics and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2005 and beyond, and are derived from beliefs and assumptions of the Company’s management based, in part, upon information currently available to the Company. Such statements reflect the present views of the Company with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors which may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, the timing and strength of new product offerings, pricing strategies of the Company and its competitors, mix of product and service revenues, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s intended customers, changes in the Company’s business strategy or those of its competitors, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms (or at all) or to continue to meet its liquidity needs, changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

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

2.A    Offer Statistics

Not applicable in Annual Report on Form 20-F.

2.B    Method and Expected Timetable

Not applicable in Annual Report on Form 20-F.

Item 3.    Key Information

3.A    Selected Financial Data

The consolidated statement of operations data set forth below with respect to the years ended December 31, 2004, 2003 and 2002, and the consolidated balance sheet data as of December 31, 2004 and 2003, have been derived from the Consolidated Financial Statements listed in Item 18, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2001 and 2000, and the consolidated balance sheet data as of December 31, 2002, 2001 and 2000, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5—Operating and Financial Review and Prospects, and the Consolidated Financial Statements listed in Item 18.

Statement of Operations Data:

(in thousands except per share data)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Revenues	$315,168	$228,392	$216,368	$301,904	$372,341
Cost of revenues:
Cost of products sold and services rendered	176,535	130,917	130,284	162,293	182,239
Write-down of inventories (1)	—	7,448	—	7,013	—
Settlement with the Government of Israel in respect of research and development grants received (2)	—	—	—	14,173	—
Total cost of revenues	176,535	138,365	130,284	183,479	182,239
Gross profit	138,633	90,027	86,084	118,425	190,102
Research and development costs:
Expenses incurred	49,716	42,057	44,384	50,047	42,237
Less—government participations (2)	1,719	2,601	2,191	—	140

Net research and development costs	47,997	39,456	42,193	50,047 (3)	42,097
Selling, general and administrative expenses	52,951	48,000	50,184	58,612	60,727
Amortization of goodwill and other intangible assets	2,308	2,400	2,521	7,291	4,558
Restructuring costs (4)	—	3,786	10,733	6,149	—

Operating income (loss)	35,377	(3,615)	(19,547)	(3,674)	82,720
Financial income—net	1,252	2,379	2,888	4,730	8,005
Write-down of long-term investments (5)	(2,945)	(696)	—	—	—

Income (loss) before taxes on income	33,684	(1,932)	(16,659)	1,056	90,725
Taxes on income	4,346	61	(1,099)	(975)	10,838

Income (loss) from operations of the Company and its subsidiaries and joint venture	29,338	(1,993)	(15,560)	2,031	79,887
Share in profits (losses) of an associated company	196	(507)	(233)	—	—
Minority share in profits of consolidated subsidiary	(48)	(455)	—	—	(814)

Net income (loss)	29,486	(2,955)	(15,793)	2,031	79,073

Earnings (loss) per share:
basic	$0.91	$(0.09)	$(0.49)	$0.06	$2.51
diluted	$0.90	$(0.09)	$(0.49)	$0.06	$2.40
Weighted average number of shares used in computation of earnings (loss) per share:
basic	32,251	32,031	31,972	31,819	31,566

diluted	32,924	32,031	31,972	32,871	32,932

Balance Sheet Data:

(in thousands)

	December 31,
	2004	2003	2002		2001		2000
Working capital	$264,263	$238,808	$248,754		$256,027		$248,866
Total assets	443,871	386,448	387,169		407,625		419,815
Long-term debt (net of current maturities)	—	—	11,906	(2)	11,338	(2)	—
Capital stock	99,972	98,310	96,564		94,195		87,482
Shareholders’ equity	325,280	293,089	295,434		308,969		300,021

(1)	The write-downs of inventories of $7.4 million in 2003 and $7.0 million in 2001 relate to excess inventories of components for certain of the Company’s PCB and FPD products. See Item 5—Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared To Year Ended December 31, 2002; and Note 3 to the Consolidated Financial Statements listed in Item 18.
(2)	Prior to 2001, a portion of the Company’s research and development costs was funded by the Government of Israel, through the Office of the Chief Scientist at the Ministry of Industry and Trade of the State of Israel (the “OCS”), in the form of royalty-bearing participations. These amounts were deducted from the related research and development expenditures as incurred. During 1999, the Company decided to phase out Israeli Government participation in its research and development activities due to the conditions then imposed upon such participation by the Israeli Government. In December 2001, the Company reached an agreement with the OCS (the “OCS Agreement”) pursuant to which it undertook to pay $14.2 million to the Government of Israel in settlement of all royalty obligations (other than those of Orbograph) arising from sales after June 30, 2001 with respect to previous OCS grants to the Company. The Company initially decided to make this payment in annual installments over five years commencing in 2003. However, during 2003 the Company agreed with the OCS that the Company would accelerate payment of the balance (which included interest and linkage components) owing under the OCS Agreement. Accordingly, the Company paid to the Government of Israel $8.7 million in 2003 and the remaining $6.2 million in 2004. The OCS Agreement was also a pre-condition to Orbotech’s participation in another OCS program under which it became eligible to receive future research and development grants without any royalty obligations and pursuant to which it received $1.7 million, $2.6 million and $2.2 million during 2004, 2003 and 2002, respectively. See Item 4—Information on the Company; Item 5—Operating and Financial Review and Prospects—Research and Development Policy—Results of Operations; and Notes 1m and 7a(1) to the Consolidated Financial Statements listed in Item 18.
(3)	Net research and development costs for the year ended December 31, 2001 included $1.2 million in consideration for co-operation on joint research and development projects between the Company and Jenoptik AG (“Jenoptik”), a large, diversified German holding company engaged, in part, in high-end optics technology. This was effected by the issuance of 67,500 Ordinary Shares to an affiliate of Jenoptik.
(4)	The restructuring charges of $3.8 million in 2003, $10.7 million in 2002 and $6.1 million in 2001 relate to reductions in the Company’s workforce and the rationalizations of certain of its manufacturing and operating activities. See Item 5—Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared To Year Ended December 31, 2002; and Note 13d to the Consolidated Financial Statements listed in Item 18.
(5)	The write-downs of long-term investments of $2.9 million in 2004 and $0.7 million in 2003 reflect the revaluation of the Company’s interests in two private Israeli companies.

The Company has not paid any cash dividends in the last five years.

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

(b)    The Cyclical Nature of the PCB and FPD Industries

The PCB and FPD industries have in the past been, and today remain, cyclical in nature, and have experienced periodic downturns, most recently in the years 2001 to 2003. Because the Company’s business relies considerably upon continuing capital investments by manufacturers of bare and assembled PCBs and manufacturers of FPDs, it may be negatively affected in circumstances of a general economic slow-down, where the availability of capital resources for investment, particularly in the computer, television or telecommunications industries, is reduced. In addition, the timing and nature of capital expenditures by manufacturers of PCBs is usually such that the Company does not normally have a substantial volume of unfilled orders from such manufacturers, and products are generally shipped to customers within a relatively short period after receipt of orders. As a result, the Company’s ability to foresee possible future changes in the total volume of such orders may be limited.

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

For further information see Item 4—Information on the Company—Business Overview—The Company’s Products; Item 5—Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared To Year Ended December 31, 2002; and Trend Information.

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

In addition, the Company benefits from certain Israeli Government programs and tax legislation, particularly regarding its production facilities in Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on the Company’s business, financial condition and results of operations.

For further information see Item 4—Information on the Company—Additional Considerations Relating to the Company’s Operations in Israel.

(d)    Competition; Rapid Technological Change

Although the Company is a world leader in the design, development, manufacture and marketing of AOI systems for bare PCBs and for FPDs and of imaging solutions for PCB production, it faces competition from a number of companies that either produce or are developing such systems and products. In addition, there are a number of companies which develop and provide AOI solutions for manufacturers of assembled PCBs, resulting in a strong competitive environment in which the Company’s success may be adversely affected by any failure of the Company to develop and market, in a timely manner, AOI solutions offering superiority of performance and handling, or to offer consistent and effective service and support of those systems to its customers.

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

(e)    Operation in International Markets

The Company anticipates that, as in the past, sales of products and services outside Israel will continue to account for virtually all of its revenues. In 2004, approximately 80% of the Company’s revenues from equipment sales were derived from sales in the Far East, including approximately 32% from sales in Taiwan, 23% from sales in China and 10% from sales in each of Japan and Korea. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls and local standards, including the need to comply with stringent and evolving environmental protection laws and regulations as well as a wide variety of foreign and domestic export laws; political and economic instability; trade restrictions; changes in tariffs and taxes; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. These factors may operate to have a material adverse effect on the Company’s business, financial condition and results of operations (see Item 4—Information on the Company—Marketing, Sales and Support; and Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Effective Corporate Tax Rate; Geographical Analysis; Worldwide Economic Situation; Cost of Revenues).

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

In addition, there can be no assurance that the Company’s products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by the Company with respect to patents or other proprietary rights or that the Company would prevail in any such proceedings. The Company has received in the past, and may in the future receive, communications asserting that the technology used in some of its products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in any litigation alleging infringement could result in the loss of proprietary rights, require the Company to develop non-infringing technology or enter into royalty or licensing agreements (which it may not be successful in achieving) or prevent the Company from manufacturing or selling its products.

For further information see Item 5—Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.

(h)    Foreign Currency Fluctuations

In 2004, 2003 and 2002, approximately 22%, 30% and 26%, respectively, of the Company’s revenues, and approximately 41%, 46% and 49%, respectively, of the Company’s expenses, were denominated in currencies other than the United States dollar (the “Dollar” or “$”). Because the Company’s financial results are reported in Dollars, fluctuations in the rates of exchange between the Dollar and non-Dollar currencies may have an adverse effect on the Company’s results of operations. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on the Company’s non-Dollar costs. The Company may, from time to time, take various measures designed to hedge, in part, its exposure to these effects. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on the Company’s financial condition and results of operations. See Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Liquidity and Capital Resources; Notes 10 and 11 to the Consolidated Financial Statements listed in Item 18; and Item 11—Quantitative And Qualitative Disclosures About Market Risk.

(i)    Write-down of Inventories

The life cycles of the Company’s PCB and FPD products are affected by the life cycles of the consumer electronic products in the manufacturing processes of which the Company’s products are utilized. The life cycles of these consumer products vary based upon a number of factors, but in some cases can be relatively short. While the Company monitors its production and inventory levels closely, inventory may become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes of PCB and FPD manufacturers. During periods of economic slowdown or rapid technological improvement this may result in significant charges for inventory write-downs, as occurred during 2001 and 2003, and the Company’s future operating results may be adversely affected by material levels of obsolete or excess inventories. See Item 5—Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared To Year Ended December 31, 2002; and Note 3 to the Consolidated Financial Statements listed in Item 18.

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

Item 4.    Information on the Company

4.A    History and Development of the Company

(a)    Corporate History

The Company was incorporated in Israel, as a company limited by shares, on February 8, 1981 under the name “Optrotech Ltd.” pursuant to the provisions of the then current Israeli Companies Ordinance. The legislative framework within which the Company now operates is the Israeli Companies Law, 1999 (the “Companies Law”), which became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended (the “Companies Ordinance”).

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

(b)    Major Business Developments

The Company’s business initially centered upon the design, development, manufacture, marketing and service of AOI and process control systems and imaging solutions for use in the manufacture of bare PCBs, and since the Merger the Company has been the world’s leader in providing such systems. Since 1991, the Company has also been engaged, and has become the world leader, in the design, development, manufacture, marketing and service of AOI and process control systems for use in the manufacture of FPDs. Commencing in 1997, the Company has also been engaged in the design, development, manufacture, marketing and service of AOI and process control systems for use in the manufacture of assembled PCBs. In addition, since 1995, the Company has, through Orbograph, developed and marketed automatic check reading solutions to banks and other financial institutions, representing the first application of the Company’s machine vision and image processing technologies outside the electronics industry, and has also developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing.

In 1996, the Company entered into an agreement with Jenoptik to establish a joint venture for the development of direct imaging technologies (the “DI Joint Venture”). Jenoptik had previously developed a laser-based direct imaging system suitable for the production process of PCB prototypes and short production runs. During 2000, the Company acquired all of the right, title and interest in and to the DI Joint Venture, which is now wholly owned by the Company, in consideration for the issuance of 90,000 Ordinary Shares. An additional 67,500 Ordinary Shares were issued on March 15, 2002, in consideration for Jenoptik’s co-operation with the Company on joint research and development projects. For further information on direct imaging, see Item 4—Information on the Company—Business Overview—The Company’s Products—Bare PCBs.

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

In 1998, the Company entered into an agreement with Valor Computerized Systems Ltd. (“Valor”), an Israeli corporation, for the formation of a joint venture with respect to CAM software for PCB fabrication applications. The joint venture, Frontline P.C.B. Solutions Limited Partnership (“Frontline”), is owned equally by the Company and Valor and combines the former CAM operations of the Company and Valor. See Item 4—Information on the Company—Business Overview—The Company’s Products—Bare PCBs. The Company’s interest in Frontline is presented in the Company’s financial statements by the proportionate method of consolidation. See Note 2 to the Consolidated Financial Statements listed in Item 18. Non-financial information presented herein, such as number of employees and properties utilized by the Company in its operations, does not include information as to Frontline.

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

In 2001, the Company formed a corporate venture fund, the Orbotech Technology Ventures Limited Partnership (the “Fund”), to develop and expand opportunities for growth through the provision of financing to a limited number of Israeli companies with technologies or products believed to complement the Company’s business strategy. As at December 31, 2004, the Fund, which is wholly-owned by the Company, had invested approximately $9.2 million in three private Israeli companies and had no commitments for further equity investments. In addition, as at that date, the Company had directly invested a total of approximately $3.3 million in an equity investment in a fourth private Israeli company, Coreflow Scientific Solutions Ltd. (“Coreflow”). During 2003 the Company wrote down from $1.1 million to $0.4 million one of the Fund’s investments, and during 2004 the Company wrote down from $3.2 million to $0.3 million another of the Fund’s investments. In 2004, the Company’s initial share in the profits of Coreflow was $0.2 million.

In March 2005, as part of the Company’s strategy of diversifying into new growth areas for imaging technologies, Orbotech Medical Solutions Ltd. (“OMS”), a wholly-owned subsidiary of the Company, was incorporated and entered into an agreement to acquire all the assets of Imarad Imaging Systems Ltd. (“Imarad”), a privately held Israeli company which developed and manufactured high-performance, solid state gamma radiation detectors based on proprietary Cadmium Zinc Telluride crystal-growth technology, for $7 million. In addition, subject to the achievement of agreed sales milestones, OMS will make payments to Imarad on sales through the end of 2008, up to a maximum of $26 million.

(c)    Recent Major Expenditures

During the period from January 1, 2004 to December 31, 2004, the Company’s capital expenditures totaled approximately $4.9 million (compared to $3.9 million during 2003 and $4.6 million during 2002), of which approximately $3.2 million (compared to $2.9 million during 2003 and $3.3 million during 2002) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $1.7 million (compared to $1.0 million during 2003 and $1.3 million during 2002) was expended upon various facilities of the Company’s subsidiaries, primarily outside Israel. Of these expenditures, approximately $2.9 million during 2004 (compared to $3.0 million during 2003 and $3.4 million during 2002) was for capital equipment and leasehold improvements and the balance of approximately $2.0 million (compared to $0.9 million during 2003 and $1.2 million during 2002) was related to information technology. Since January 1, 2002, the Company has not made any significant capital divestitures nor has it committed to any such divestitures. Other than further capital expenditures of the types and consistent with the amounts described above, there are no significant capital expenditures in progress by the Company.

All of the above expenditures were paid from internally generated funds.

(d)    Miscellaneous

The Company’s corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel. The Company’s postal address and its telephone and facsimile numbers at that facility are, respectively, P. O. Box 215, Yavne 81101, Israel, +972-8-9423533 and +972-8-9438769. The Company’s internet address is: www.orbotech.com (the “Corporate Website”), where its Annual Report on Form 20-F, current reports on Form 6-K and certain other SEC filings made by, or which are relevant to, the Company may be accessed through the “SEC Filings” hyperlink contained on the “Investors” section.

The Company’s agent for SEC matters in the United States is Orbotech, Inc., the headquarters of which are located at 44 Manning Road, Billerica, Massachusetts 01821.

There have been no public takeover offers by third parties with respect to the Company or by the Company during the last or current fiscal years.

4.B    Business Overview

(a)    General

Orbotech is principally engaged in the design, development, manufacture and marketing of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, primarily for PCBs and FPDs. The Company is the world leader in the design, development, manufacture and marketing of

AOI and process control systems for bare PCBs and for FPDs and of imaging solutions for PCB production, and is one of a number of leading providers of AOI systems for assembled PCBs. In addition, the Company markets CAM solutions for PCB production and, through its subsidiary, Orbograph, develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. The Company derives a significant portion of its revenues from the service and support of its products.

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

Orbograph’s data conversion software solutions use Orbotech’s proprietary machine vision and artificial intelligence to enable banks and other financial institutions to automate their check processing operations, thereby reducing manual labor costs and increasing their overall cost effectiveness.

The Company currently has two reportable operating segments: Production Support Solutions for the Electronics Industry, which, in 2004, accounted for approximately 97% of the Company’s revenues; and Automatic Check Reading, which, in 2004, accounted for approximately 3% of the Company’s revenues. See Note 13a to the Consolidated Financial Statements listed in Item 18 for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

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

(ii)    Apply Proprietary Technologies; Diversify Into New Growth Areas For Imaging Technologies

The Company intends to continue developing its proprietary machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies for use in other applications both within and outside the electronics industry. The Company also intends to leverage its technology, expand its technological base and diversify into new growth areas for imaging technologies, through joint ventures with other companies and through acquisitions.

(iii)    Leverage Marketing, Distribution and Support Infrastructure

The Company intends to continue to utilize its extensive worldwide marketing and distribution channels and customer support capabilities, as well as its considerable accumulated experience in the marketing and sale of capital equipment and software, for the introduction and marketing of additional products both within and outside the electronics industry. The Company believes that its worldwide marketing and support network, with more than 600 employees in over 30 locations outside of Israel, and its experience in the marketing and sale of complex systems, afford it advantages over its competitors.

(c)    The Company’s Products

The Company currently offers AOI and imaging products for specialized applications in the manufacture of bare PCBs, assembled PCBs and FPDs, as well as automatic check reading products enabled through its data conversion software. Each of these is discussed below.

(i)    Bare PCBs

•	General

The vast majority of electronic equipment uses PCBs, which are the basic interconnecting platforms for the electronic components that comprise most electronic equipment. PCBs contain the electronic circuitry required to interconnect the components which are subsequently mounted on them and which, when operating together, perform a specified function. An assembly of one or more mounted PCBs working together forms an essential part of most electronic products. These include computers, hand-held electronic devices such as cellular telephones, pocket computers and personal digital assistants (“PDA”s), consumer electronic and automotive equipment, telecommunications equipment, industrial and medical equipment and military and aerospace applications.

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

The ongoing trend towards the more complex and smaller electronic components, which are used in sophisticated devices such as mobile telephones and PDAs, requires the production of high-density PCBs with finer conductor lines, reduced spacing between those lines, smaller holes and multiple layers. For such complex, multilayer boards, production yield drops dramatically as the number of likely defects increases. The Company’s PCB-AOI products are of particular value to manufacturers of fine line and multilayered PCBs.

Another aspect of PCB manufacturing which may benefit from automated inspection is interconnecting devices for silicon chips. These are sometimes known as IC (integrated circuit) substrates, packaging substrates or chip carriers. After the production of silicon chips, the finished silicon die must be interconnected with other electronic components in order to perform their desired functions. This process may be performed by various technologies and through various substrates and methods, such as wire bonding to ball grid arrays, or direct bonding to the desired circuit pattern on PCBs or multichip or other modules. These substrates are also susceptible to various defects, such as plating defects, off-measure lead dimensions or surface defects which, if not detected prior to interconnection to the silicon die, may result in scrapping of the package together with the silicon die.

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

Verification and repair stations enable manufacturers to obtain an accurate picture of the defects occurring at various stages of production and, where possible, to repair them. This is of value to manufacturers since PCBs in which defects are detected must be either scrapped or repaired, depending upon the nature of the flaw. In addition, these process tools provide statistical and other information that may be useful to manufacturers in adapting and tailoring their manufacturing processes so as to reduce the recurrence of such defects. Since the verification process involves sorting of critical defects from false alarms and repair of the panel, it is generally performed separately from inspection.

Imaging solutions include laser plotters and direct imaging. Laser plotters provide PCB manufacturers with the capability to transform, within a few minutes, circuit designs on electronic media or design data retrieved from CAM databases into accurate, reliable “artwork” (production phototools). Direct imaging eliminates the need for exposing photoresist through a production phototool, by enabling the transfer of digital image data directly from the electronic media on to the photoresist. This translates into fewer manufacturing steps, lower material costs and greater accuracy and layer-to-layer registration. The Company believes that direct imaging technology enables the manufacture of higher density, more sophisticated PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by contact printing.

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

In 2004, the Company’s bare PCB product lines accounted for approximately $174.2 million of revenues (including approximately $55.9 million related to service and support of those products), representing approximately 55% of the Company’s revenues. This compared with approximately $133.4 million of revenues (including approximately $52.7 million related to service and support of those products), representing approximately 58% of the Company’s revenues, in 2003, and approximately $129.4 million of revenues (including approximately $52.0 million related to service and support of those products), representing approximately 60% of the Company’s revenues, in 2002.

•	Bare PCB Products

Vision Series.    The Vision series of PCB-AOI systems is designed for the inspection of PCBs for which fluorescent technology is more suitable. The Vision-309 system is designed to inspect lines down to 2-mil in width and can inspect more than 1,200 panel sides per eight hour shift of 18” x 24” PCBs containing lines 5-mil in width. In 2003 the Company introduced the next generation Vision system, the PowerVision, which achieves up to 30% higher throughput and offers improved resolution (down to 1.5-mil line width) as well as enhanced detection algorithms for the inspection of today’s advanced and complex PCB designs.

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

InFinex Series.    The InFinex series, which was introduced in 2002, enables the high-volume inspection of advanced packages (such as chip carriers), ultra fine-line designs (down to 15-micron line widths) and advanced mainstream PCBs. The series employs specialized morphology based algorithms to facilitate the detection of extremely fine defects in critical, hard-to-inspect areas, including wire and FlipChip bonding pads, resulting in accurate detection and a low rate of false calls on even the most complex design patterns. The most recent models in the InFinex series, the InFinex 3300 and the InFinex 3500, were introduced in the second quarter of 2004, and are capable of scanning up to 65 sides per hour at 1-mil line widths.

Spiron Series.    The Spiron series, which was introduced in 2003, includes many features similar to those of the InSpire series. However, the Spiron systems contain a manual loading mechanism and are therefore generally better suited for manual mass-production. The Spiron-8800 incorporates a dual loading table and is capable of throughput of up to 200 sides per hour in 5-mil line width. The dual loading table enables the operator to perform on-line verification of a panel that has just been inspected, concurrently with the inspection of the next board. This process, known as VIP (verification in parallel), results in a single AOI solution, incorporating both inspection and verification leading to a more efficient workflow, significant cost and labor savings, reduced panel handling and, ultimately, improved yield. In 2004, the Company introduced the AVIP (automatic verification in parallel) option, which enables the Spiron to perform most verification tasks in an automated manner, thereby facilitating a generally more reliable, predictable and efficient verification process.

Discovery Series.    The Discovery series, which was introduced in the fourth quarter of 2004, is intended for use in mid- to high volume PCB production and offers defect detection in line widths down to 45 microns with minimized false calls. At 4-mil lines, the Discovery series is capable of achieving a throughput of up to 210 sides per hour. The series is powered by the Company’s newly developed, proprietary “SIP” (simple, intelligent, powerful) Technology which, by combining user-friendly operation with intelligent detection and powerful performance, is designed to enable even inexperienced operators to achieve high quality AOI results with relatively little training.

Verification and Repair Stations.    The Company’s current offering of verification and repair stations is comprised of the latest model, the VeriSmart, which was introduced in the fourth quarter of 2004, and the previous model, the VRS-5. Both provide the operator with a crisp and magnified color image of the possible defect, as well as the image of the reference, which is essential for verification of high-density PCBs, and have been designed to maximize accuracy and throughput and to minimize floor space and operator fatigue and error. The operator defines critical defects, to which these verification and repair stations automatically allocate priority so as to avoid repairing other defects on a panel that will later be scrapped. Both the VeriSmart and VRS-5 communicate with the Company’s PCB-AOI systems, from which they directly and automatically retrieve defect data files of the panel being inspected. Their output can then be used by the customer for statistical analysis.

Laser Plotters.    The Company’s current series of external drum laser plotters are the Image LP7008 and the LP9008 families. The multi-beam imaging technology incorporated in the LP family enables these plotters to achieve very high plotting speeds. The main advantages of external drum laser plotters are the short distance between the laser optics and the media, which results in more accurate features, higher resolution and geometric accuracy and the ability to accommodate large size films. The LP9008 laser plotter is capable of plotting at multiple resolutions down to 1-micron in certain configurations. The Company’s plotters allow the operator to enter data for a number of plotting jobs, while leaving the plotter unattended to load films of different sizes and types on to the drum automatically and to plot and unload the finished artwork, all under light-tight, dust-free conditions.

Direct Imaging.    The Company’s initial direct imaging project, originally conducted through the DI Joint Venture, relates to the development of an advanced, laser-based direct imaging system for use in the manufacture of PCBs at full production rates. The Company’s latest direct imaging product, introduced in the third quarter of 2004, is the Paragon-8000, a direct imaging solution enabling the production of fine feature PCBs. The Paragon-8000 operates with a diode pumped, solid state ultraviolet laser (rather than the gas ultraviolet laser used in previous direct imaging systems), thereby facilitating lower electricity consumption, reduced cost of operations and extended laser life. The Paragon-8000 incorporates sophisticated optics allowing the exposure of an entire panel in one scan, and utilizes advanced digital techniques to enable wide process latitudes, digital image scaling and precise side-to-side registration. The single scan-line technique used to image the entire panel provides uniform exposure even on large panel surfaces. The system’s sophisticated filtering mechanisms and relatively small number of process steps reduce external contaminants and handling defects. The Paragon-8000 achieves effective imaging rates of up to 160 sides per hour in manual operation mode.

CAM Solutions.    Frontline’s InGineering line is comprised of a suite of intelligent and fully integrated products for automating the entire pre-production process of PCB manufacturing. The series of applications ranges from the quoting stage, through process planning and CAM to the production floor. The line includes: Genesis 2000, a leading comprehensive pre-production CAM system; GenFlex, a complete CAM solution for flexible PCB manufacturers; InPlan, an automatic engineering process system, integrated with InMind, a central, open repository-engineering database that synchronizes all users allowing them to share the same data; e-quote, an intelligent quotation system for the PCB industry; ODB++ Communicator, a cross-department communication tool; ODB++ Messenger and Viewer, a data transfer format enabling all staff members to share ODB++ information; and the STAR 1000, a data management and archiving system.

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

The Company’s assembled PCB product lines consist of: (i) AOI solutions for each production stage of assembled PCBs; (ii) verification and repair stations; and (iii) process control solutions.

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

In 2004, the Company’s assembled PCB product lines accounted for approximately $34.0 million of revenues (including approximately $3.0 million related to service and support of those products), representing approximately 11% of the Company’s revenues. This compared with approximately $21.6 million of revenues (including approximately $2.1 million related to service and support of those products), representing approximately 9% of the Company’s revenues, in 2003, and approximately $19.9 million of revenues (including approximately $1.7 million related to service and support of those products), representing approximately 9% of the Company’s revenues, in 2002.

•	Assembled PCB Products

Trion Series.    The Company’s principal products for the inspection of assembled PCBs are in-line and off-line, post-paste, post-placement and post-solder inspection systems, called the Trion 2000 family, introduced in 1999. This family is comprised of inspection systems varying in throughput, inspection stage and price. The systems all provide high-level defect detection and repair cycles as well as accurate process data for fault prevention at the critical stages of post-paste, post-placement and post-solder inspection, thereby improving yields of even the most complex surface mount, through-hole and mixed technologies. The Trion 2000 Xpress and the Trion HD, both introduced in 2002, have been developed to meet the requirements of manufacturers of either high density or small component assembled PCBs, such as those used in personal computers, notebook motherboards, mobile applications or telecommunication transmission stations, whether produced in small or large batch sizes.

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

Symbion Series.    The Company’s three dimensional solder paste AOI systems, the Symbion Series, has been designed to provide an AOI solution to the solder paste inspection needs of electronics assembly manufacturers. The Symbion P36 features three-dimensional imaging technology for area and volumetric measurements, at high speed and without compromising accuracy.

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

Process Control Tools.    The Company’s suite of process control solutions, called the “Advisor” products, consists of: the Quality Process Control (Process Advisor), which provides real time statistical process control, processes statistical data and visualizes inspection results, enabling manufacturers to identify undesirable process trends and problems; the Yield Advisor, a data analysis application which uses AOI and verification and repair station results for data input, enabling extensive monitoring and reporting of the PCB assembly process; and the Process Control-and-Capability Module (Line Advisor) packages for measuring placement machine capability in post-reflow AOI.

(iii)    FPDs

•	General

FPDs are presently used as display screens for laptop and desktop computers, televisions, digital telephones, car navigation systems, video cameras and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications. FPDs offer various advantages over cathode ray tubes (“CRT”s), including the convenience associated with their smaller physical dimensions and lower weight, and their relatively low levels of radiation and heat emission. The significant increase in the replacement of desktop CRTs by FPDs for use in computers in recent years has also been due, in part, to the reduction in FPD unit costs resulting from technological improvements in FPD manufacturing processes. Recently, there has been a significant growth in sales of liquid crystal display (“LCD”) wall-mounted television sets for home use, now estimated to comprise approximately five percent of the worldwide sales of television sets. This increased demand has given rise to considerable investments by LCD manufacturers in order to facilitate the supply of LCDs for television requirements. The Company anticipates that there will be a further movement towards the replacement of CRTs by FPDs for computers, as well as for mid-size wall-mounted television sets for home use, audio visual applications and other electronic devices and applications.

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

FPD manufacturers generally refer to the size of glass panels (as measured in length and breadth) in terms of successively numbered “generations”. Although there is no standard gauge that is strictly and uniformly applied by all FPD manufacturers, there does exist a broad understanding as to the glass size represented by each incremental generation number. Normally, fourth generation glasses are 730 x 920 mm in size, fifth generation 1,100 mms x 1,300 mm in size and sixth generation 1,500 mms x 1,850 mm in size. Seventh generation glass panels, the large-scale production of which is reportedly scheduled to commence in the second half of 2005, are planned to be 1,870 mm x 2,200 mm in size. By developing increasingly large FPD glass sizes, manufacturers are able to take advantage of various economies of scale which are available in the FPD production process, thus enabling them to improve their overall productivity. In addition, larger FPD glasses enable manufacturers to produce and market consumer products with larger screen sizes.

The technology traditionally utilized in producing the LCD rear panel, and the TFTs incorporated into them, is known as “Amorphous Silicon” or “a-Si”, which refers to the material from which the active portion of the transistors is manufactured. However, a technology known as Low Temperature Polysilicon (“LTPS”) has emerged into mainstream LCD manufacturing in recent years. Although LTPS requires more processing steps, as well as additional and higher resolution inspection, than Amorphous Silicon, it enables significantly better performance of the final LCD product. In addition, it allows for the integration of non-display components on to the display glass, which can have the effect of reducing the number of parts requiring assembly in the final product.

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

In 2004, the Company’s FPD product lines accounted for approximately $97.8 million of revenues (including approximately $7.9 million related to service and support of such products), representing approximately 31% of the Company’s revenues. This compared with approximately $63.1 million of revenues (including approximately $8.5 million related to service and support of such products), representing approximately 28% of the Company’s revenues, in 2003, and approximately $58.2 million of revenues (including approximately $7.1 million related to service and support of those products), representing approximately 27% of the Company’s revenues, in 2002.

•	FPD Products

FPI-7000 Series.    The FPI-7000 series of AOI systems employ an image acquisition system that enhances the inspected material contrast thereby enabling the inspection of a wide variety of layers. The FPI-7090, which was introduced in 1999, is designed to handle fourth generation glass substrates. In 2001, the Company introduced the FPI-7590 to support fifth generation glass substrates.

FPI-6000 Series.    The FPI-6000 series of AOI systems offer high sensitivity at rapid inspection speed. In 1999 the Company introduced the 6090 LCD-AOI system for fourth generation size glass substrates, and in 2001 it introduced the FPI-6590 to support fifth generation glass substrates at a very high resolution of 3 microns. These systems complemented and expanded the Company’s range of LCD-AOI systems by broadening the scope of inspection solutions that the Company is able to offer to include engineering tool-process analysis for process setup.

InVision Series.    In 2002 the Company introduced an in-line inspection system, the Invision series, which is designed to be integrated into process equipment so as to provide rapid feedback on process failures. This series, which expands and complements the Company’s line of AOI solutions for FPD production, is designed to inspect glass at very high speeds which keep pace with the production line index, thereby enabling deployment of systems directly in line with other advanced production tools. The Invision series is available in three models that are designed to meet the technology needs of fifth, sixth and seventh generation glass sizes, at the sensitivity level required for each manufacturing stage. Each of these systems incorporates innovative inspection technology, including a purpose designed air-float table for accurate height positioning and non-contact handling of the glass.

SuperVision Series.    In 2003 the Company introduced a new series of off-line, FPD-AOI systems, the SuperVision series. The SuperVision 650 system is the first FPD-AOI system designed to support sixth generation glass substrates. The system incorporates a glass transportation technique based on air-float technology, and its customized camera and new software architecture enable it to identify very small defects on large glass panels without compromising scan speed.

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

Process Control Tools.    In 2003 the Company introduced the EYES-2020, an enhanced process monitoring system providing effective defect data analysis. It enables accurate process control, virtually in real time, and improves yields by counting, accumulating and analyzing AOI-generated defect data automatically. EYES-2020 also uses the data that it has collected to initiate certain parts of the AOI setup process of systems, thereby eliminating the need for FPD manufacturers to devote other time and resources for that purpose. The Company believes that the combination of AOI and EYES allows FPD manufacturers to achieve high quality, comprehensive and reliable process control.

(iv)    Automatic Check Reading

•	General

Through Orbograph, the Company develops, and markets by way of system integrators and solution providers, automatic check reading solutions to banks and other financial institutions, representing the first application of the Company’s machine vision and image processing technologies outside the electronics industry. Orbograph has also developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. Traditionally, check reading has been accomplished by means of human operators who, functioning under strict transit deadlines, visually read and manually key the relevant data into automatic processing systems. When conducted in this fashion, the process is necessarily labor-intensive, time consuming and subject to operator fatigue and human error. By using Orbograph’s automatic check reading products, customers substantially reduce their manual labor costs, while at the same time generally achieving greater accuracy than human operators. The Company believes that Orbograph is currently a leading provider of automatic check reading software.

According to information published in 2002 by the United States Federal Reserve, approximately 42.5 billion checks were processed in the United States in 2001. The Company believes that, due at least in part to the growing use of electronic methods of payment, the total number of checks used annually in the United States is decreasing and can be expected to continue to decline in the future, which could result in a corresponding reduction in the need for check reading solutions of the type offered by Orbograph. However, recent United States legislation, known as “Check Processing In The 21st Century” (or “Check 21”), which entered into law in October 2004, may have the indirect effect of encouraging banks to adopt image processing technology, including check imaging and recognition technology of the type offered by Orbograph.

In 2004, the Company’s check reading product lines accounted for approximately $9.2 million of revenues (including approximately $2.8 million related to service and support of those products), representing approximately 3% of the Company’s revenues. This compared with approximately $10.3 million of revenues (including approximately $2.1 million related to service and support of those products), representing approximately 5% of the Company’s revenues, in 2003, and approximately $8.8 million of revenues (including approximately $1.4 million related to service and support of those products), representing approximately 4% of the Company’s revenues, in 2002.

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

OrboCAR Series.    Orbograph’s principal products are the OrboCAR (check amount recognition) suite of products that are designed to read, automatically, the “courtesy amount” (the numerical characters) as well as the “legal amount” (the alphabetical letters) handwritten or printed on checks. OrboCAR products are utilized in conjunction with the image-based check processing systems employed by banks and other financial institutions. The OrboCAR series includes a range of products, varying in the accuracy and percentage of checks which they are capable of reading, but all OrboCAR products share common interfaces, thereby facilitating easy upgradability. The principal product in the series is the OrboCAR Accura, a check amount recognition product introduced in 2002, which achieves a considerably higher degree of accuracy than previous Orbograph products and most human operators. Prior to 2003, Orbograph’s OrboCAR products had been installed mainly in small and medium-sized banks. However, during 2003 and 2004 Orbograph commenced installing its OrboCAR products in larger banks and financial institutions.

OrboCAR Apex.    During 2004, Orbograph significantly expanded the installed base of its OrboCAR Apex, an innovative product that provides a highly efficient solution to check data entry by using a combination of artificial intelligence and human intervention. This product is based on Orbograph’s Key-Pay, a patent-pending technology for web-based, location-independent data entry for check processing and forms processing. The Company believes that United States banks, in conjunction with data entry companies partnering with Orbograph, currently outsource the processing of millions of checks monthly using OrboCAR Apex.

Image Quality Assurance (IQA); Image Usability Assurance (IUA).    During 2004, Orbograph introduced software which inspects the image quality and usability of scanned checks. This product is intended for banks that utilize image replacements (rather than original checks) in the check clearing process, as has become permissible under the Check 21 law. Orbograph has entered into agreements, including with one major United States bank and with a number of re-sellers, for licensing this software.

(d)    Marketing, Sales and Support

The Company markets its products for inspection of electronic components and provides customer support through its wholly-owned subsidiaries in the United States, Europe, the Pacific Rim and Japan. Each subsidiary employs local marketing, sales and customer support personnel. Worldwide marketing efforts are coordinated by the responsible marketing managers, who are based at Company headquarters in Israel. Orbograph, utilizing Orbotech, Inc. as its distributor, markets and sells its principal products through system integrators, principally in North America, who incorporate the Company’s data conversion software into the automated check processing systems utilized by banks and other financial institutions.

Approximately 160 people are engaged in the Company’s worldwide sales and marketing efforts, which include participation in various trade shows and conventions, publications and trade press, demonstrations performed in Company facilities and daily contact with customers by sales personnel.

The Company installs, services and provides training to customers on all its products. After a minimum amount of site preparation by the customer, installation of a typical system can normally be completed at the customer’s site, either by the Company or third parties, within a very short time after delivery. The Company’s customer support representative installs and checks the system. As part of the installation procedure, the Company provides system documentation and simple training in maintenance and application to customers. In addition, for a fee, the Company offers customers service and maintenance contracts commencing after the expiration of the warranty period. Software, whether contained in optional features or forming an integral part of the functioning capacity of the system, is licensed. Software updates are typically included in the service fee.

At December 31, 2004, the Company employed 461 customer support personnel, stationed at 35 locations worldwide, to ensure prompt and efficient service. 47 persons were stationed at six locations in the United States, 59 were stationed at seven locations in Europe, 261 were stationed at 20 locations in the Pacific Rim, 48 were stationed at one location in Israel and 46 were stationed at one location in Japan.

(e)    Production and Sources of Supply

The Company’s manufacturing activities for systems consist primarily of the assembly and testing of components and subassemblies that are acquired from third party vendors and subcontractors and then integrated into a finished system by the Company.

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

(f)    Competition

Although the Company is the world leader in AOI systems for bare PCBs and for FPDs, it faces competition from a number of companies that either produce or are developing such systems. Most currently available AOI systems for PCBs use a varying combination of inspection methods, as do the AOI systems of the Company. The Company has responded to the competition with continued enhancements of its AOI product lines and it anticipates continuing to do so.

During 2004, the Company faced continuing competition for its FPD products, causing it to experience pricing pressure from customers. Korean developers of AOI systems have introduced in-line and off-line FPD-AOI solutions that compete with the Company’s InVision, SuperVision and FPI series. Although the Company believes that its solutions compare favorably with those of its competitors, there can be no assurance that FPD manufacturers will choose to purchase the Company’s products.

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

The Company believes that its extensive installed base and global network of sales and support offices, as well as the recognition it has attained with PCB and FPD manufacturers, and banks and other financial institutions, place it in a strong competitive position with respect to its PCB, FPD and automatic check reading product lines.

(g)    Additional Considerations Relating to the Company’s Operations in Israel

The Company is incorporated under the laws of the State of Israel, and its headquarters and production facilities are located in Israel. Although virtually all of the Company’s sales are currently made to customers outside Israel, the Company is nonetheless directly influenced by political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company’s operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel. Although Israel has entered into certain agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the negotiations with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly, being marked by frequent violence. In recent months, particularly following the death of the former Chairman of the Palestinian Authority in November 2004 and the election of a new Chairman in January 2005, some improvement in the political atmosphere has been felt in the region. To date, these developments have not had any material effect on the Company’s business and results of operations, but there can be no assurance that they will not do so in the future.

Many of the Company’s employees in Israel are currently obligated to perform annual reserve duty in the Israel Defense Forces. In addition, virtually all such employees are subject to being called for active military duty at any time under emergency circumstances. No assessment can be made of the full impact of such requirements on the Company in the future, particularly if emergency circumstances occur, and no prediction can be made as to the effect on the Company of any expansion of these obligations.

The Company benefits from certain government programs and tax legislation, particularly as a result of the “Approved Enterprise” status of substantially all of the Company’s existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an “Approved Enterprise” and the “Approved Enterprise Law”, respectively). Pursuant to these programs and legislation a portion of the Company’s income is taxed at reduced rates. See Note 9 to the Consolidated Financial Statements listed in Item 18. To be eligible for these benefits, the Company must continue to meet certain conditions. Should the Company fail to meet such conditions in the future, these benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the “Israeli CPI”). The Company also benefits from a Government of Israel program under which it receives grants from the OCS for the development of generic technologies without incurring any royalty obligations. See Item 5.C(a)—Research and Development, Patents and Licenses, etc.—Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. The Approved Enterprise Law was recently amended and these amendments are being evaluated by the Company. Based upon currently available information, the Company believes that these amendments should not impact the status or benefits applicable to the Company’s current Approved Enterprises.

The termination or curtailment of these programs or the loss or reduction of such benefits (particularly those available to the Company as a result of the Approved Enterprise status of the Company’s existing facilities in Israel) could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

4.C    Organizational Structure

The Company’s wholly-owned subsidiary in the United States, Orbotech, Inc., maintains its headquarters in Billerica, Massachusetts, with a regional office in Tustin, California. The Company’s European operations are coordinated from the headquarters of its wholly-owned subsidiary in Brussels, Orbotech S.A., and from regional offices in Paris, Manchester and Stuttgart. Orbotech Pacific Ltd. and Orbotech Asia Ltd., also wholly-owned subsidiaries of the Company, operate through their headquarters in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in Korea, Taiwan, Singapore and China. The Company’s wholly-owned subsidiary in Japan, Orbotech Japan Ltd., maintains its headquarters in Tokyo. The Company’s principal

Israeli subsidiaries, headquartered in Yavne, Israel, are Orbograph (owned approximately 91% by the Company), the Orbotech Technology Ventures Limited Partnership (wholly-owned by the Company), of which the partners are the Company and Orbotech Technology Ventures Limited, and Orbotech Medical Solutions Ltd. (wholly-owned by the Company).

4.D    Property, Plants and Equipment

The Company’s administrative, manufacturing, research and development, corporate sales, marketing and customer support operations are conducted in and from leased premises located in Yavne, Israel, comprising a total area of approximately 253,000 square feet with an option to lease additional space. The lease is for a ten-year period terminating in July 2013, and the Company has a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 169,000 square feet of floor space outside Israel, which is used primarily in connection with sales, marketing and customer support. These leases expire on various dates up to 2011. Also, the Company, through its Belgian subsidiary, Orbotech S.A., owns an interest in real property that is used as its European headquarters.

The aggregate annual net rental for all of the Company’s facilities in and outside Israel in 2004 was approximately $5.5 million (compared to approximately $5.7 million in 2003 and $6.2 million in 2002). For further information, see Note 7a(2) to the Consolidated Financial Statements listed in Item 18.

The Company has invested substantial sums in improving the leased properties that it occupies in order to adapt them to its various engineering and production activities. The majority of these improvements have been integrated into the leasehold facilities. At the present time the facilities available to the Company in Yavne, Israel, are approximately 95% utilized, generally on a one shift basis, in the course of the Company’s normal operations and are considered to be adequate for such operations. The Company is not presently engaged in the construction or material expansion of any additional building at its Yavne facilities and has no present plans to relocate its facilities. The Company is not aware of any environmental issues that may affect its ability to use its facilities.

During 1997, the Company entered into negative pledge agreements with certain banks pursuant to which the Company has undertaken not to register certain charges on its assets in favor of third parties without the prior consent of such banks. See Note 7c to the Consolidated Financial Statements listed in Item 18.

Item 5.    Operating and Financial Review and Prospects

5.A    Operating Results

(a)    General

Orbotech is an Israeli corporation with two reportable operating segments: Production Support Solutions for the Electronics Industry and Automatic Check Reading. The Company is principally engaged in the design, development, manufacture, marketing and/or service of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry. The Company’s products for the electronics industry are primarily AOI and process control systems and imaging and CAM solutions, principally for application in the production of PCBs and FPDs. Through Orbograph, the Company also develops and markets automatic check reading solutions to banks and other financial institutions and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing.

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In 2004, 2003 and 2002, revenues derived from sales of products constituted approximately 78%, 71% and 71%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During those periods, approximately 97%, 95% and 96%, respectively, of revenues from both product sales and service were derived from product lines related to its production support solutions for the electronics industry, and the balance from product lines related to automatic check reading. The Company expects that revenues from its products for inspection of electronic components and related services will continue to account for a predominant portion of total sales and service revenues in the near future. Most of the Company’s inspection-related revenues are derived from repeat sales to existing customers, and the Company expects that repeat sales will continue to account for a significant portion of such revenues in the future. See Note 13a to the Consolidated Financial Statements listed in Item 18 for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

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

(c)    Critical Accounting Policies

To improve understanding of the Company’s financial statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Consolidated Financial Statements listed in Item 18. The Company reviews its financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements, which are developed, in part, on the basis of these accounting policies, provide complete, accurate and transparent information concerning the financial condition of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as at December 31, 2004, and it believes that the Consolidated Financial Statements listed in Item 18 present fairly, in all material respects, the consolidated financial position of the Company as at that date.

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

The Company grants its customers a warranty, usually for a period of six to twelve months, on systems sold. Upon revenue recognition, the Company defers a portion of the sale price that relates to the expected warranty (based on past experience) and recognizes it as service revenue ratably over the warranty period. Service revenue in respect of the Company’s systems is recognized ratably over the contractual period or as services are performed. Annual service fees are generally based on the list price of the Company’s products. It has been the Company’s experience that many of its customers elect to receive maintenance services from the Company on a continuing contractual basis after the conclusion of the warranty period.

In circumstances where the product has been delivered but revenue deferred, the Company records the proceeds it has received as deferred income. The deferred income balance equals the amount of deferred product revenue that has been received less applicable product costs.

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

Maintenance revenues are comprised of revenue from support arrangements that include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis, over the life of the related agreement, which is typically one year.

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

(iv)    Liability for Employee Rights Upon Retirement

The Company does not have any obligations to its employees upon retirement which are not fully provided for in the Consolidated Financial Statements listed in Item 18. In accordance with labor laws and agreements in force with respect to its Israeli and Japanese employees, the Company has liability for severance pay upon retirement, and the Company fully records such obligations at each balance sheet date on an undiscounted basis, based on salary components which, in management’s opinion, create entitlement to severance pay. The severance pay liability of the Company and its Israeli subsidiaries to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. See Note 6 to the Consolidated Financial Statements listed in Item 18.

The Company has not undertaken to provide any post-retirement health benefits to its employees.

(v)    Taxes on Income

Taxes on income are calculated based on the Company’s assumptions as to its entitlement to various benefits under the Approved Enterprise Law. The Company’s entitlement to such benefits is conditional upon its compliance with the terms and conditions prescribed in this law. In the event of its failure to do so these benefits may be canceled and the Company may be required to refund the amount of the benefits already received, in whole or in part, with the addition of Israeli CPI linkage differentials and interest. The Approved Enterprise Law was recently amended and these amendments are being evaluated by the Company. Based upon currently available information, the Company believes that these amendments should not impact the status or benefits applicable to the Company’s current Approved Enterprises. The termination or curtailment of the Approved Enterprise Law or the loss or reduction of such benefits could increase the Company’s tax rates, thereby reducing its net profits or increasing its net losses, and could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

Taxes that would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing deferred income taxes, as it is the Company’s intention to hold, and not to realize, these investments.

The Company may incur additional tax liability in the event of distribution of tax-exempt income. The Company intends permanently to reinvest the amounts of tax-exempt income of its Approved Enterprises and does not intend to cause dividends to be distributed from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

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

As from January 1, 2002, pursuant to Statement of Financial Accounting Standards (“FAS”) No.142 of the Financial Accounting Standards Board of the United States (the “FASB”), “Goodwill and Other Intangible Assets”, goodwill is no longer amortized but rather is tested for impairment annually. During 2002, the Company identified its various reporting units, which consist of its operating segments, and performed the necessary allocations of its intangible assets between goodwill and other intangible assets, mainly intellectual property. The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption of FAS 142. As a result of the application of the transitional impairment test, the Company does not have to record a cumulative effect of accounting change for the estimated impairment of goodwill. The Company designated September 30 of each year as the date on which it will perform its annual goodwill impairment test. On September 30, 2004, an impairment test was conducted on the unamortized goodwill pursuant to which it was determined that, as of the date of the impairment test, no impairment existed. Changes in the fair value of the reporting units following material changes in the assumptions as to the future cash flows and/or discount rates could result in an unexpected impairment charge to goodwill.

The Company’s acquired intangible assets other than goodwill, comprised primarily of intellectual property, are being amortized on a straight-line basis over a period of five years, based on past experience. The amortization expense for 2004 totaled approximately $2.3 million and is anticipated to total approximately $2.1 million for 2005. If an event or a change in circumstances indicates that the carrying amount of such intangible assets may not be recoverable through undiscounted future cash flows, the carrying amount of these assets will be reviewed for impairment and, if necessary, written down to their estimated fair values.

See Notes 1i, 1j and 5 to the Consolidated Financial Statements listed in Item 18.

(d)    Recently Issued Accounting Pronouncements

In December 2004, the FASB issued the revised FAS No. 123, “Share-Based Payment” (“FAS 123(R)”), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for: (a) equity instruments of the Company; or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (as the Company has done), and requires instead that such transactions be accounted for using the grant-date fair value based method over the period during which the recipient is required to provide service in exchange for the award. This Statement was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the SEC delayed effectiveness for companies with fiscal years ending December 31 (such as the Company) to January 1, 2006. This Statement applies to all awards granted or modified after the Statement’s effective date. Accordingly, the cost of all such awards by the Company commencing January 1, 2006 will be recorded as compensation expense in the consolidated statements of operations instead of being presented only on a pro forma basis in the financial statement footnotes. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date will be recognized in the consolidated statements of operations on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company expects that upon the adoption of FAS 123(R), it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123(R), the Company’s financial statements for periods prior to the effective date of the Statement will not be restated and the compensation expense for periods through December 31, 2005 will continue to be presented on a pro forma basis in the footnotes to the financial statements.

The Company expects that the adoption of FAS 123(R) will have a material effect on its results of operations (although not its financial condition). The impact on net income as a result of the adoption of FAS 123(R), from a historical perspective, is set forth in Note 1r to the Consolidated Financial Statements listed in Item 18; however the Company believes that this historical impact is not indicative of the impact subsequent to the effectiveness of FAS 123(R).

The unrecorded maximum compensation expense for the options outstanding at January 1, 2005 that will remain unvested at December 31, 2005 is estimated at approximately $4.0 million at that date. The remaining compensation expense at December 31, 2005 relating to these options would be recorded in the consolidated financial statements for the following periods:

Period	Compensation Cost
(in millions)
2006	2.7
2007	1.1
2008	0.2

These amounts do not reflect the cost of any additional awards which may be granted subsequent to December 31, 2004 and prior to January 1, 2006, or any forfeitures, subsequent to December 31, 2004, of any awards granted prior to January 1, 2006. They also do not reflect the compensation cost of any awards granted commencing January 1, 2006, which will be reflected in full in the consolidated financial statements over the vesting period in accordance with FAS 123(R).

The Company is currently evaluating the impact that FAS 123(R) will have on its results of operations with respect to future equity grants. This will depend on a variety of factors including the level and type of future awards and their terms, and valuation considerations such as expected option life, volatility of the market price of the Ordinary Shares and applicable interest rates. The Company is not currently able to estimate the additional compensation expense from future grants but will examine carefully this expense and its relation to net income when making future grants.

In November 2004, the FASB issued FAS No. 151, “Inventory Costs—an amendment of ARB 43, Chapter 4” (“FAS 151”). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material, requiring that these items be recognized as current-period charges. In addition, this Statement requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company); however earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on its financial statements or its results of operations.

In July 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock”. EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of the investee, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The provisions in EITF Issue No. 02-14 are effective for reporting periods beginning after September 15, 2004 (October 1, 2004 for the Company). The adoption of EITF 02-14 by the Company did not have any effect on the Company’s financial statements or its results of operations.

In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB postponed the implementation of the accounting provisions of EITF Issue No. 03-1; however, the disclosure requirements remain effective and have been adopted by the Company in the Consolidated Financial Statements listed in Item 18. The Company will evaluate the effect, if any, of EITF Issue No. 03-1 when final guidance is released.

(e)    Geographical Analysis; Worldwide Economic Situation; Cost of Revenues

(i)    Geographical Analysis and Worldwide Economic Situation

The following table sets forth the Company’s sales and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2004		2003		2002
	in thousands	% of total	in thousands	% of total	in thousands	% of total
Sales
North America	$26,100	11	$21,900	14	$16,800	11
Europe	23,400	9	11,800	7	9,500	6
Japan	24,500	10	37,300	23	27,200	18
Taiwan	78,500	32	50,400	31	41,900	27
China	57,000	23	26,400	16	29,800	19
Korea	24,700	10	6,000	4	16,300	11
Far East*	10,600	5	8,800	5	12,400	8
Other	800	—	400	—	400	—

Total Sales	$245,600	100	$163,000	100	$154,300	100

Service
North America	$14,500	21	$13,200	20	$16,100	26
Europe	11,300	16	10,300	16	9,700	16
Japan	9,700	14	9,300	14	8,700	14
Taiwan	14,700	21	14,800	23	13,100	21
China	12,100	18	10,100	15	7,000	11
Korea	4,200	6	4,200	7	4,000	6
Far East*	2,800	4	3,300	5	3,100	5
Other	300	—	200	—	400	1

Total Service	$69,600	100	$65,400	100	$62,100	100

TOTAL	$315,200		$228,400		$216,400

*	other than Japan, Taiwan, China and Korea.

Approximately 76% of the Company’s revenues from equipment sales and service revenue during 2004 (compared to 75% during 2003 and 76% during 2002) were derived from the Far East, including approximately 30% from revenues in Taiwan, 22% from revenues in China, 11% from revenues in Japan and 9% from revenues in Korea. Of the approximately 75% of Company revenues from equipment sales and service which were derived from the Far East in 2003, approximately 29% were from Taiwan, 20% from Japan, 16% from China and 4% from Korea. In addition, virtually all of the Company’s revenues from its automatic check reading products during 2004 and 2003 were derived from sales in North America. The Company monitors developments, including banking and currency difficulties, in the financial markets and economies of all countries and regions in which it markets its products and their possible impact upon the Company.

The improved business climate in North America and Europe during 2004 resulted in increased levels of manufacturing activity for more technologically sophisticated PCB products, particularly in the latter part of the year, and as a result the Company recorded higher revenues from both of these regions. Revenues from Japan decreased significantly during the year, reflecting a trend among Japanese bare PCB and FPD manufacturers towards shifting their manufacturing operations to other Asian countries, particularly China. Revenues from other Pacific Rim countries also increased as the strong business environment led to greater capacity utilization in both the PCB and FPD industries in this region.

During 2003, and especially in the later part of the year, the Company recognized higher revenues from equipment sales in North America and Europe, driven principally by increased high-end PCB manufacturing activity in those regions. The increased sales activity in Taiwan and Japan, and the reduced activity in Korea, during the year reflected in part the specific timing of certain substantial FPD equipment orders and deliveries. The overall growth in service revenue derived from the Far East was a function of increased manufacturing activity in that region and the resulting greater number of service contracts with customers. The continued shift of PCB manufacturing activities from North America to the Far East, and particularly China, reflected manufacturers’ ongoing efforts to take advantage of the lower manufacturing costs prevailing in China.

During 2004, the global electronics industry continued to recover from the effects of the depressed economic activity that had been prevalent throughout the period from late 2000 until the middle of 2003. However, the duration, extent and stability of this recovery is uncertain, and the Company’s current ability to foresee future changes in the total volume of orders for its products and services remains limited. The worldwide economic slowdown of 2000 to 2003, and the current recovery, impacted substantially upon the Company’s financial results. The inherent uncertainties associated with the global economic environment and the financial markets and economies of those countries in which the Company markets its products, together with the related possible changes in demand for its products, means that past operating results may not necessarily be indicative of the future. Accordingly, while the Company is cautiously optimistic about the current state of the worldwide electronics industry and the general economic environment, it is not presently able to anticipate how such matters will affect its results during 2005, and no assurances as to future developments in respect of such matters can be given. See Item 5.D—Trend Information.

(ii)    Cost of Revenues

	Year Ended December 31,
	2004	2003	2002
	in thousands
Cost of Products Sold
Material and subcontractors	$103,048	$64,658	$58,603
Labor costs	9,979	8,268	12,110
Overhead and other expenses	6,580	6,142	7,682

Subtotal	119,607	*79,068	78,395

Cost of Services Rendered
Materials consumed	$14,081	$12,769	$11,417
Labor costs	26,333	24,369	25,556
Overhead and other expenses	16,514	14,711	14,916

Subtotal	56,928	51,849	51,889

Total Cost of Revenues	$176,535	$130,917	$130,284

*	Excludes the write-down of inventories of $7.4 million in 2003 relating to excess inventories of components for certain of the Company’s PCB and FPD products.

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

The combination of the above factors produced effective tax rates of 12.9%, 3.2% and (6.6)% for the years 2004, 2003 and 2002, respectively.

See Item 4.B—Business Overview—Additional Considerations Relating to the Company’s Operations in Israel; Note 9 to the Consolidated Financial Statements listed in Item 18; and Taxes on Income.

(g)    Impact of Inflation and Currency Fluctuations

The Dollar cost of the Company’s operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the Dollar. The Company’s Dollar costs will increase if this “gap” widens and Israeli currency is revalued or, if devalued, its devaluation rate fails to keep pace with the rate of inflation in Israel, and, conversely, the Company may benefit if Israeli currency devalues against the Dollar at a rate that exceeds the rate of inflation in Israel. In the years ended December 31, 2004, 2003, 2002, 2001 and 2000, the annual inflation rate in Israel as adjusted for the change in the rate of exchange of the Israeli currency in relation to the Dollar was 2.8%, 5.7%, (0.8)%, (7.8)% and 2.7%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.308, NIS 4.379, NIS 4.737, NIS 4.416 and NIS 4.041, respectively. As a result, the Company experienced increases in the Dollar costs of operations in Israel in 2004, 2003 and 2000, and decreases in 2002 and 2001. The changes in the Dollar cost of the Company’s operations in Israel relate primarily to the cost of salaries in Israel, which are paid in, and constitute a substantial portion of, the Company’s expenses in NIS. These NIS related expenses constituted approximately 20%, 22% and 25% of the total expenses of the Company for 2004, 2003 and 2002, respectively. There can be no assurance that the Company will not be materially adversely affected if Israeli currency is revalued in relation to the Dollar or, if devalued, inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

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

The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on April 18, 2005, was NIS 4.381 = $1.00.

(h)    Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2004	2003	2002
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues:
Cost	56.0	57.3	60.2
Write-down of inventories	—	3.3	—

Total cost of revenues	56.0	60.6	60.2

Gross profit	44.0	39.4	39.8

Operating expenses
Research and development costs:
Expenses incurred	15.8	18.4	20.5
Less—government participations	0.5	1.1	1.0

Net research and development costs	15.3	17.3	19.5

Selling, general and administrative expenses	16.8	21.0	23.2
Amortization of goodwill and other intangible assets	0.7	1.0	1.1
Restructuring costs	—	1.7	5.0
Total operating expenses	32.8	41.0	48.8
Operating income (loss)	11.2	(1.6)	(9.0)

Financial income—net	0.4	1.0	1.3
Write-down of long-term investments	(0.9)	(0.3)	—

Income (loss) before taxes on income	10.7	(0.9)	(7.7)

Taxes on income	1.4	—	(0.5)

Income (loss) from operations of the Company and its subsidiaries and joint venture	9.3	(0.9)	(7.2)

Share in profits (losses) of an associated company	0.1	(0.2)	(0.1)
Minority share in profits of consolidated subsidiary	—	(0.2)	—

Net income (loss)	9.4	(1.3)	(7.3)

(i)    Year Ended December 31, 2004 Compared To Year Ended December 31, 2003

The Company’s financial results for 2004 reflected the strong improvement during the year in the global economic environment and the worldwide electronics industry, as a result of which the Company recorded significantly increased revenues and profitability compared to 2003.

Revenues in 2004 totaled $315.2 million compared with $228.4 million in 2003. This increase of approximately 38% was principally attributable to the worldwide recovery in economic conditions and growth in business confidence, which gave rise to increased capital expenditures by PCB and FPD manufacturers. Revenues from service activities increased to $69.6 million from the $65.4 million recorded in 2003, reflecting higher income from service contracts arising primarily as a result of customers’ increased capacity utilization.

Revenues from the sale and service of PCB-related equipment increased to $208.2 million from the $155.0 million recorded in 2003. Of these revenues, $174.2 million, representing approximately 55% of the Company’s total revenues, was attributable to sales and service of AOI systems for bare PCBs and $34.0 million, representing approximately 11% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs. In 2003, $133.4 million of revenues, representing approximately 58% of the Company’s total revenues, was attributable to sales and service of systems for bare PCBs and $21.6 million of revenues, representing approximately 9% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs.

During 2004, the Company sold a significantly increased number of direct imaging systems (36 compared to 18 in 2003). The Company believes that this reflects both the growing acceptance of direct imaging technology among bare PCB manufacturers as well as the considerable improvement in the Company’s direct imaging product offerings. Initial revenues were recorded in the fourth quarter of 2004 from the introduction of the Paragon direct imaging system and the Discovery PCB-AOI system, both of which have been well received by customers.

The Company’s higher revenues during the year from sales of AOI systems for assembled PCBs reflect the steadily increasing awareness and acceptance of AOI as an integral part of the manufacturing process, and also benefited from the withdrawal, during the latter part of 2003, of a major competitor from the PCB assembly business. Although the overall level of penetration of AOI within the assembled PCB manufacturing industry remains relatively low, the Company maintains the view that this area is still maturing and that there exists a clear and growing need on the part of assembly houses for AOI and in-line process control solutions of the type developed and offered by the Company.

Revenues from the sale and service of FPD-related equipment increased to $97.8 million from the $63.1 million recorded in 2003. This increase primarily resulted from initial investments made by FPD manufacturers in sixth generation FPD fabrication plants for the production of wall-mounted TFT-LCD televisions sets for home use, and their continued investment in fifth generation FPD fabrication plants for the production of notebook and desktop monitor applications. During 2004, two new FPD manufacturing plants were constructed in mainland China (the first of their kind in that country), and the Company succeeded in supplying its fifth generation FPD-AOI systems to both of these facilities, as well as to a major new electronic products manufacturer in Taiwan. In the fourth quarter of 2004, the Company recorded initial revenues from its sixth generation, in-line FPD-AOI systems delivered to two customers in Taiwan during the third quarter of 2004. During the second half of 2004 the Company delivered its new, seventh generation in-line FPD-AOI system to a major Korean FPD manufacturing customer, which was accepted in February 2005, and the Company recorded the revenues from these sales in the first quarter of 2005.

Revenues from the Company’s automatic check reading products decreased to $9.3 million in 2004, from $10.3 million in 2003. The Company believes that this was due, in part, to a degree of hesitation experienced by many banks and financial institutions as a result of the uncertainties associated with the implementation of the Check 21 Law, which was enacted in 2003 and entered into force in October 2004.

The increase in cost of products sold in 2004 of $40.5 million, or 51.3% (excluding the write-down of inventories in 2003), arose principally from an increase of $38.4 million, or 59.4%, in the cost of materials and components, resulting mainly from the significantly increased volume of products sold. Labor costs increased $1.7 million, or 20.7%, reflecting an increase in the number of employees in Israel engaged in manufacturing, and increased salaries. Overhead and other expenses rose $0.4 million, or 7.1%.

The increase in cost of services rendered in 2004 of $5.1 million, or 9.8%, was comprised of increases of: $1.3 million, or 10.3%, in materials consumed; $2.0 million, or 8.1%, in labor costs; and $1.8 million, or 12.3%, in overhead and other expenses. These increases were principally due to the higher levels of FPD business activity in the Far East and the consequent expansion of the Company’s FPD-related customer support infrastructure in that region, particularly in Korea and China.

Gross profit for 2004 was $138.6 million, or 44.0% of revenues, compared to $90.0 million, or 39.4% of revenues, in 2003. Gross profit for 2003 reflected a $7.4 million charge for the write-down of inventory. Gross profit for 2004 from sales of equipment was $125.9 million, or 51.3% of product sales, compared to $76.4 million, or 46.9%, during 2003 (including the write-down of inventory). Gross profit for 2004 from services rendered was $12.7 million, or 18.2% of service revenues, compared to $13.6 million, or 20.8%, during 2003. This decrease was attributable to the larger proportion in 2004 than in 2003 of service contracts in the Far East, where contract prices are typically lower than in other regions, as well as the higher installation and support costs associated with the Company’s new FPD in-line products. The overall increase in gross margin for 2004 was a function of the larger proportion of product revenues as a percentage of total revenues during the year.

The increase in gross research and development expenditures, to $49.7 million in 2004 from $42.1 million in 2003, reflected the Company’s continuing efforts to expand into new technologies, develop products designed to address new applications and provide enhancements to existing products. During 2004, the Company received $1.7 million in Israeli Government participation in its research and development expenditures, compared to $2.6 million in 2003.

Selling, general and administrative expenses increased to $53.0 million in 2004 from the $48.0 million recorded in 2003. This was partially due to the higher levels of investment by the Company in its sales and marketing infrastructure in the Far East in light of the continued migration of high-volume PCB manufacturing, and the initial migration of FPD manufacturing, to that region, particularly China, as well as the increased commission payments to the Company’s sales staff resulting from the overall growth in sales volume.

The amortization of other intangible assets during 2004 totaled $2.3 million compared to $2.4 million in 2003.

Net financial income totaled $1.3 million in 2004, compared with $2.4 million in 2003. The decrease in interest income, from $2.7 million to $1.9 million, resulted from further reductions in prevailing interest rates, particularly towards the end of 2004. The Company also recorded an exchange rate gain of $1.6 million during 2003 and incurred $1.1 million in interest expenses during that year on indebtedness to the Government of Israel which was paid in January 2004. The Company had small translation gains and no interest expense in 2004.

During 2004, the Company wrote down, from $3.1 million to $0.2 million, its investment, made through the Fund, in a private Israeli company engaged in the research and development of products for the photonics industry, to adjust the value of the investment as reflected in the last financing round of that company, in which the Company did not participate.

Taxes on income in 2004 reflected a charge of $4.3 million, compared to a charge of $0.1 million in 2003. The Company’s effective tax rates for 2004 and 2003 were 12.9% and 3.2%, respectively. Generally, the Company’s effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises. See Effective Corporate Tax Rate.

The share in profits of an associated company of $0.2 million in 2004, compared with losses of $0.5 million in 2003, reflects the Company’s share in the profits of Coreflow, in which the Company holds a 38% equity interest (calculated on a fully diluted basis). The minority share in profits of a consolidated subsidiary of $0.1 million in 2004 reflects the 9% minority interest in Orbograph. This is compared to a share in profits of $0.5 million in 2003. Until 2002 the Company accounted for 100% of Orbograph’s profits and losses since as long as Orbograph had accumulated losses Orbotech funded Orbograph’s negative shareholders’ equity. Should Orbograph incur losses in the future, the minority shareholders will, for so long as their interest in shareholders’ equity remains positive, participate in such losses.

Net income for the year ended December 31, 2004 was $29.5 million, or $0.90 per share (diluted), compared with a net loss of $3.0 million, or $0.09 per share (diluted), for the year ended December 31, 2003.

(j)    Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

The Company’s financial results for 2003 reflected a year that commenced with a limited degree of stabilization in the electronics industry and witnessed an improving business environment as the year progressed. During the latter part of 2003, the Company’s PCB customers began to report stronger demand for their products which, combined with their depressed investment levels for new equipment in previous years and their growing capacity utilization rates, resulted in increased demand for the Company’s products.

During the fourth quarter of 2003, the Company recorded special charges of $10.9 million, net of taxes, consisting principally of a restructuring charge of $3.8 million resulting from headcount reductions and operational rationalizations, a write-off of $7.4 million ($6.3 million net of taxes) of inventory due to the accelerated acceptance, during that quarter, of new PCB products and new generations of FPD products resulting in obsolescence of certain components used in superseded products, and a charge of $0.7 million related to the Company’s write-down of the Fund’s venture capital investment in one private Israeli company in which the Company has an equity interest. The cumulative effect of the staff reduction measures taken from August 2001 to December 2003 was an overall decrease in the Company’s workforce from approximately 1,900 in August 2001 to approximately 1,400 at the end of December 2003. The operational rationalizations occurred primarily in North America and Europe, where business conditions in the electronics industry had been adversely affected by the continuing migration to the Far East of PCB manufacturing. The previous reductions in management salaries, implemented during 2001 and 2002, were reversed with effect from the beginning of 2003.

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

Revenues from the sale and service of PCB-related equipment increased to $155.0 million from the $149.3 million recorded in 2002. Of these revenues, $133.4 million, representing approximately 58% of the Company’s total revenues, was attributable to sales and service of AOI systems for bare PCBs and $21.6 million, representing approximately 9% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs. In 2002, $129.4 million of revenues, representing approximately 60% of the Company’s total revenues, was attributable to sales and service of systems for bare PCBs and $19.9 million of revenues, representing approximately 9% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs.

During the second quarter of 2003, the Company introduced a new direct imaging system, the DP-100SL, featuring a solid state laser, which provided improved cost performance to the customer, primarily through reduced site preparation and service requirements. This system was well received by PCB manufacturers, as evidenced by increased sales of direct imaging systems during the latter part of 2003, and has contributed, the Company believes, to an overall wider acceptance of direct imaging technology among the Company’s PCB customers.

The modest increase in revenues from sales of AOI systems for assembled PCBs reflected the still limited recognition throughout the electronics assembly industry of the potential benefits of AOI, combined with what would appear to have been continued hesitancy on the part of assembly houses in making additional capital investments. Although the overall level of penetration of AOI within the assembled PCB manufacturing industry remained low, the Company believes this area is still maturing and will, in the future, be characterized by more widespread acceptance of AOI as the industry standard in electronics assembly manufacturing.

Revenues from the sale and service of FPD-related equipment increased to $63.1 million from the $58.2 million recorded in 2002. This increase was primarily due to the continuing investments by FPD manufacturers in fifth generation FPD fabrication plants for the production of notebook and desktop monitor applications and their initial investments in sixth generation FPD fabrication plants for the production of wall-mounted TFT-LCD televisions sets for home use. During the latter part of 2003, the FPD industry began to experience higher demand for FPDs for use in the manufacture of TFT-LCD televisions, and consequently the Company received significantly increased orders for its FPD inspection equipment with delivery dates during 2004 and 2005.

Revenues from the Company’s automatic check reading products totaled $10.3 million in 2003, compared with $8.8 million in 2002, representing an increase of approximately 17%. The Company believes that this reflected a steadily growing awareness on the part of banks and other financial institutions of the potential benefits to them of automatic check reading solutions of the type provided by the Company’s data conversion software.

Gross profit for 2003 was $90.0 million, or 39.4% of revenues, compared to $86.1 million, or 39.8% of revenues, in 2002. Gross profit for 2003 reflected a $7.4 million charge for the write-down of inventory. Gross profit for 2003 from sales of equipment was $76.4 million, or 46.9% of product sales (including the inventory write-down), compared to $75.9 million, or 49.2%, during 2002. Gross profit for 2003 from services rendered was $49.2 million, or 20.8% of service revenues, compared to $10.2 million, or 16.4%, during 2002. The increase in gross profit from equipment sales in 2003 (before the inventory write-down) was indicative of a shift in product mix towards more technologically advanced solutions. The increase in gross profit from services rendered reflected the streamlining of the Company’s customer support operations as a result of the previous restructuring of the Company’s North American and European operations.

The reduction in gross research and development expenditures, from $44.4 million in 2002 to $42.1 million in 2003, reflected the selective curtailment of research and development activities during the transitional period of economic uncertainty, especially in the earlier part of 2003. Nevertheless, the Company continued to focus its research and development efforts towards the introduction of new products and technologies designed to maintain its position of technological leadership in the industries that it serves. During 2003, the Company received $2.6 million in Israeli Government participation in its research and development expenditures, compared to $2.2 million in 2002.

Selling, general and administrative expenses decreased to $48.0 million in 2003 from the $50.2 million recorded in 2002. This decrease included the effects of the restructuring measures adopted during the fourth quarter of 2002. The Company continued to expand its sales and marketing activities in the Far East in view of the ongoing migration to that region, and in particular to China, of high-volume PCB manufacturing operations and the increased FPD activity in that region.

The amortization of other intangible assets during 2003 totaled $2.4 million compared to $2.5 million in 2002.

During the fourth quarter of 2003, the Company initiated a restructuring program designed to further reduce its cost structure (the “2003 Program”). The 2003 Program incorporated adjustments (including staff dismissals) to the infrastructures of certain of the Company’s European subsidiaries, motivated primarily by the shift in sales activity from Europe to other geographical locations, as well as the restructuring of various operational activities both in Israel and in certain other of the Company’s subsidiaries. The 2003 Program resulted in total restructuring charges to the Company of $3.8 million, which were recorded in the fourth quarter of 2003. All liabilities relating to the 2003 Program were paid during the last quarter of 2003 or during 2004.

The implementation of the 2003 Program in Europe, which represented $2.0 million of the total charges of $3.8 million, consisted of the dismissal of nine persons who had been employed by certain of the Company’s European subsidiaries, and the closure of two of the Company’s satellite offices, located in the United Kingdom and Italy. This element of the 2003 Program was concluded by June 2004, and resulted in an estimated annual cost reduction to the Company of approximately $950,000, which was in line with original estimates.

The implementation of the 2003 Program in Israel and the Company’s other subsidiaries, which represented $1.6 million of the total charges of $3.8 million, consisted of the dismissal of 25 employees in Israel and 10 employees of the Company’s other subsidiaries, and the closure of one satellite office in Israel. This element of the 2003 Program was concluded during the first quarter of 2004, and resulted in an estimated annual cost reduction to the Company of approximately $2.8 million, which was in line with original estimates.

In addition, the 2003 Program included a $0.2 million charge related to a write-off of the intellectual property of a subsidiary of Frontline in the United Kingdom, the operations of which were terminated in the fourth quarter of 2003.

Net financial income totaled $2.4 million in 2003, compared with $2.9 million in 2002. The decrease in interest income, from $3.8 million to $2.7 million, resulted from reductions in applicable interest rates. The Company also recorded an exchange rate gain of $1.6 million during the year, compared with an exchange rate gain of $0.6 million in 2002. The Company incurred $1.1 million in interest expenses in 2003, compared with $0.6 million in 2002, with respect to its liability to the Government of Israel arising from the OCS Agreement.

During 2003, the Company wrote down, from $1.1 million to $0.4 million, its investment, made through the Fund, in a private Israeli company engaged in the research and development of products for bio-medical applications using machine vision technology, to adjust the value of the investment as reflected in the last financing round of that company, in which the Company did not participate.

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

The share in losses of an associated company of $0.5 million in 2003, compared with $0.2 million in 2002, reflected the Company’s share in the losses of Coreflow. The minority share in profits of a consolidated subsidiary of $0.5 million in 2003 reflected the 8% minority interest in Orbograph.

Net loss for the year ended December 31, 2003 was $3.0 million, or $0.09 per share (diluted), compared with a net loss of $15.8 million, or $0.49 per share (diluted), for the year ended December 31, 2002.

5.B    Liquidity and Capital Resources

The Company’s financial position remained strong during 2004, with cash, cash equivalents, bank deposits and marketable securities increasing to $181.8 million at the end of 2004 from the $158.7 million recorded a year earlier. This increase resulted primarily from strong positive cash flow from operating activities of $33.8 million, which was partially offset by cash used in investing and financing activities, including $4.9 million for capital expenditures and the final $6.2 million payment with respect to the liability to the Government of Israel arising from the OCS Agreement.

Inventories grew from $53.0 million as at December 31, 2003 to $71.5 million as at December 31, 2004, due primarily to the increased level of operations during 2004. Inventories as a percentage of revenues decreased to 22.7% as at December 31, 2004, compared with 23.2% as at December 31, 2003. Net trade accounts receivable rose by $22.0 million at year end because of the increase in products sold; however, the period trade receivables were outstanding (calculated by dividing trade receivables at year end into latest quarter revenues), decreased to 118 days on December 31, 2004 from 134 days on December 31, 2003 because of improved collections. The Company did not record any significant bad debts during 2004. The growth in trade accounts payable of $16.1 million and other accruals of $13.1 million was primarily a function of the increased overall level of business conducted by the Company during 2004, particularly in the second half of the year.

Capital expenditures during 2004 totaled $4.9 million compared with $3.9 million in 2003, as the Company expended greater amounts in equipping its manufacturing facilities and in upgrading its management information systems, as a reflection of the increased levels of business activity during 2004.

The Company had unutilized credit lines totaling $50.2 million at December 31, 2004.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its currently available cash and cash equivalents and funds generated from operations will be sufficient to meet its working capital requirements for the next twelve months.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). See Item 11—Quantitative and Qualitative Disclosures About Market Risk. The Company’s policy in utilizing these financial instruments is to protect the Dollar value of its cash and cash equivalent assets rather than to serve as a source of income. For information as to monetary balances in non-Dollar currencies, see Note 11 to the Consolidated Financial Statements listed in Item 18.

5.C    Research and Development, Patents and Licenses, etc.

(a)    Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new industrial and service applications of its technologies. As of December 31, 2004, 365 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participation in such expenditures by the Government of Israel for the periods indicated:

	Year ended December 31,
	2004	2003	2002
	(in thousands)
Internally-funded research and development expenditures	$47,997	$39,456	$42,193
Governmental participations	1,719	2,601	2,191

Total outlay for research and development	$49,716	$42,057	$44,384

Since 2002 the Company has participated in a royalty free, OCS funded program for the development of generic technologies, for which the Company became eligible as a result of the OCS Agreement. During the years ended December 31, 2004, 2003 and 2002, the Company’s expenses to the Israeli Government with respect to royalty obligations under an Israeli Government program in which the Company previously participated (all of which related to Orbograph) were approximately $0.3 million, $0.4 million and $0.3 million, respectively. See Note 7a(1) to the Consolidated Financial Statements listed in Item 18.

Israeli Government consent is required to manufacture products developed with such participations outside of Israel and to transfer to third parties know-how developed through projects in which the Government participates. Such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how.

(b)    Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. As of March 31, 2005, the Company held 107 patents covering 54 different inventions and had 189 pending patent applications.

Notwithstanding the above, there can be no assurance that any patent owned or licensed by the Company will not be invalidated, designed around, challenged or licensed to others, that any of the Company’s pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all, or that non-disclosure agreements will not be breached. In addition, patent coverage may not be extended to all countries, and effective copyright and trade secret protection may be unavailable or limited in certain countries. There can also be no assurance that the steps taken by the Company will prevent misappropriation of its technology. It is also possible that technology developed by the Company may be infringing on patents or other rights held by others. The Company has received in the past, and may in the future receive, communications asserting that the technology used in some of its products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in any litigation alleging infringement could result in the loss of proprietary rights, require the Company to develop non-infringing technology or enter into royalty or licensing agreements (which it may not be successful in achieving) or prevent the Company from manufacturing or selling its products.

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

5.D    Trend Information

The global electronics industry strengthened during 2004 and in the early part of 2005, after recovering from the severe economic downturn experienced from 2000 to the middle of 2003. In recent periods the Company’s PCB customers (particularly in the Far East) have been reporting high utilization levels and solid demand for their products leading, in turn, to increased demand for the Company’s PCB products. In addition, the Company continues to benefit from the trend in the electronics industry towards technological enhancements and more sophisticated electronic devices. PCB manufacturers are seeking more advanced inspection and production solutions, and as a result the Company is continuing to experience strong demand for its PCB-AOI and direct imaging systems. For most of 2004 this demand was met primarily by PCB-AOI models introduced in 2003, particularly the Spiron-8800 VIP AOI systems and the DP-100SL solid state laser direct imaging systems. In the latter part of 2004 and the early part of 2005, the products offered by the Company consisted primarily of the Paragon direct imaging system and the Discovery PCB-AOI system, both of which were introduced in the fourth quarter of 2004 and have been well received by customers.

Although the Company’s assembled PCB business recorded a strong year in 2004 compared with the previous year, the Company believes this business has considerable potential which has yet to be realized. However, due to the strongly competitive environment and the still limited recognition throughout the electronics assembly industry of the potential benefits of AOI, the Company does not expect the overall level of its assembled PCB business to increase significantly in the near to middle term.

During 2004 and in the early part of 2005 the FPD industry has continued to experience significant investment growth in new fabrication plants. The Company’s FPD customers are reportedly preparing for additional capital expenditures during the remainder of 2005, in response to higher demand for LCDs for use in consumer products, particularly large wall-mounted television sets for home use. The Company anticipates that the quantity of new FPD fabrication lines, combined with the growing importance of the inspection functions and other applications for the Company’s FPD inspection systems within existing and future FPD fabrication lines, should continue to result in growth for its FPD business. However, the relatively rapid transition to sixth, seventh and eighth generation glass sizes, though offering significant opportunities to the Company, also generates substantial challenges, primarily as a result of the need to increase product functionality in response to escalating customer requirements in a competitive environment. Furthermore, the increased customer support costs associated with the mix between off-line and in-line inspection solutions offered by the Company, combined with price pressure from major customers, has led to a decrease in gross margins from the Company’s FPD-AOI products. The Company expects this trend will be particularly evident in the first quarter of 2005 but should moderate during subsequent quarters. During the first quarter of 2005, the Company recognized initial revenues from its new, seventh generation in-line FPD-AOI systems delivered commencing in the second half of 2004 to a major Korean FPD manufacturing customer. Although the Company expects to make additional sales of seventh generation, in-line FPD-AOI systems during the remainder of 2005, it is probable that the recognition in the first quarter of the revenues from this particular order will mean that FPD-related revenues for the first quarter of 2005 will be substantially higher than those anticipated for the second quarter.

As a result of the improvement in the Company’s business and the factors described above, the Company remains cautiously optimistic as to the demand for its products. In addition, it is confident that its continuing emphasis on research and development has laid a sound foundation for future growth. Nevertheless, the Company is not able to predict the duration, extent or stability of the current improved business and economic environment, and its ability to foresee future trends in the flow of orders for certain of its systems remains generally limited, as is its ability to forecast the extent to which these factors may affect its revenues, profitability and capital resources during 2005.

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

5.F    Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2004:

	(Dollars in millions)
	Payment due
	Total	in 2005	in 2006	in 2007	in 2008	after 2008
Contractual Obligations:
Operating leases	14.7	4.1	3.4	2.7	2.2	2.3
Purchase obligations	28.1	28.1	—	—	—	—

Total	42.8	32.2	3.4	2.7	2.2	2.3

Operating lease obligations represent commitments under various commercial facility leases. Purchase obligations represent outstanding purchase commitments for inventory components ordered in the normal course of business. The Company does not have outstanding any short-term or long-term indebtedness and is not a party to any capital leases.

5.G    Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.    Directors, Senior Management and Employees

6.A    Directors and Senior Management

As at March 31, 2005, the Directors and Executive Officers of the Company were as follows:

Name	Date of Birth	Director Since		Position with the Company
Dr. Shlomo Barak (1)	November 19, 1938	1981		Chairman of the Board of Directors and paid consultant
Yochai Richter (2)(3)	September 17, 1942	1992		Director and Chief Executive Officer
Dr. Michael Anghel (4)(5)(6)	January 13, 1939	1986	(7)	Director and Chairman of the Audit and Remuneration Committees
Yehudit Bronicki (8)	December 29, 1941	2000	(9)	Director
Dan Falk (2)(4)(5)	January 12, 1945	1997		Director
Uzia Galil (1)	April 27, 1925	1981		Director
Gideon Lahav (4)(5)(6)	December 9, 1929	1998		Director
Dr. Jacob Richter (3)(8)	December 24, 1945	1997	(10)	Director
Dr. Shimon Ullman (1)	January 28, 1948	1992		Director and Chief Scientist
Raanan Cohen	April 1, 1955			Co-President—Business and Strategy
Eyal Harel	May 2, 1957			Co-President—Products and Technology
Arie Weisberg	October 19, 1950			Co-President—Global Resources
Amichai Steinberg	May 25, 1962			Corporate Vice President for Finance and Chief Financial Officer
Adrian Auman	December 16, 1954			Corporate Vice President for Investor Relations and Director of Finance
Michael Havin	December 14, 1958			Corporate Secretary

(1)	Class II Director. See Item 6.C(a).

(2)	Class I Director. See Item 6.C(a).

(3)	Yochai Richter and Jacob Richter are brothers.

(4)	Member of the Remuneration Committee of the Board of Directors (the “Remuneration Committee”).

(5)	Member of the Audit Committee of the Board of Directors (the “Audit Committee”).

(6)	External Director.

(7)	Dr. Anghel resigned as a director of the Company as of October 27, 1992, and was re-appointed as a director of the Company on November 19, 1992.

(8)	Class III Director. See Item 6.C(a).

(9)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(10)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993.

*  *  *  *  *  *  *  *  *  *

Dr. Shlomo Barak has been the Chairman of the Board of Directors since August 1996 and served as Co-Chairman of the Board of Directors from October 1992 to November 1994. In 2003 Dr. Barak became a paid consultant to the Company, to assist it in identifying, creating and pursuing directions and opportunities for the development and expansion of its business. Dr. Barak was a founder, as well as the President, Chief Executive Officer and a director of the Company, from its formation in 1981 until October 1992. Prior to the Company’s formation, Dr. Barak was Vice President for Research and Development and Engineering for four years at El-Op Ltd., an Israeli manufacturer of electro-optical systems for military and commercial applications, where he was employed for ten years. Dr. Barak currently serves as chairman of the board of directors of B.G. Negev Technologies & Applications Ltd., an Israeli company established to facilitate the commercial application of new technologies developed at Ben-Gurion University of the Negev in Israel (“Ben-Gurion University”). Dr. Barak holds a bachelor’s degree in mathematics and physics and a master’s degree and a doctorate in physics, all from the Hebrew University of Jerusalem (the “Hebrew University”).

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

Dr. Michael Anghel is the founder and managing director of CAP Ventures Ltd., an Israeli company operating and investing in the area of Israeli advanced technology ventures. He is also the founder and chief executive officer of PassOver Inc., a telecommunications venture combining cellular and cable infrastructures. From 1977 to May 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”), an Israeli corporation, and as managing director of DIC Communication and Technology Ltd., a wholly owned subsidiary of DIC. In addition, during this period he served on the boards of directors of a number of Israeli Nasdaq listed companies connected with DIC and PEC Israel Economic Corporation, a Maine corporation, including Elron Electronic Industries Ltd. (“Elron”), Elscint Ltd., Elbit Medical Imaging Ltd., Nice Systems Ltd. (“Nice”) and Gilat Satellite Networks Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company (Tevel Israel International Communications Ltd.) and the Israeli cellular telephone company Cellcom Israel Ltd., as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a member of the faculty of the Graduate School of Business Administration of Tel Aviv University, with which he is still affiliated. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat Industries Ltd. (“Ormat”), an Israeli manufacturer and developer of renewable energy power plants, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the president and chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. (“Ormat Technologies”), a subsidiary of Ormat and a Delaware company listed on the New York Stock Exchange, and its subsidiaries, and is a member of the boards of directors of OPTI Canada Inc. and Bet Shemesh Engines Ltd. She was also a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice, which develops and provides multimedia digital recording solutions, Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources, ClickSoftware Technologies Ltd., which develops and provides field service optimization solutions, and Jacada Ltd., which develops and provides software designed to improve the productivity and efficiency of users of business systems, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also a director of Dor Chemicals Ltd., Orad Ltd., Visionix Ltd., Poalim Ventures I Ltd. and Dmatek Ltd., all of which are Israeli companies, and of Netafim Irrigation Equipment & Drip Systems and

Plastopil Hazorea, both of which are Israeli co-operative societies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of Orbotech from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd. (“IDB”), prior to joining Orbot.

Uzia Galil was the Chairman of the Board of Directors from the Company’s formation until October 1992. Mr. Galil currently serves as the president and chief executive officer of Uzia Initiatives and Management Ltd., an Israeli company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical informatics, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as the president and chief executive officer of Elron, an Israeli high technology holding company, where he also served as chairman of the board. From January 1981 until leaving Elron, Mr. Galil also served as chairman of the board of directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the boards of directors of Elbit Systems Ltd., a defense electronic affiliate of Elron, and all of the other private companies held in the Elron portfolio. Mr. Galil currently serves as chairman of the board of directors of Zoran Corporation, a Delaware corporation engaged in the provision of digital solutions-on-a-chip for applications in the field of consumer electronics, and as a member of the boards of directors of NetManage, Inc., a Delaware corporation engaged in host access and host integration solutions, and Partner Communications Company Ltd., an Israeli cellular telephone company. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil received a bachelor of science degree from the Technion and a master’s degree in electrical engineering from Purdue University. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizmann Institute of Science (the “Weizmann Institute”), an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from Ben-Gurion University. Mr. Galil is also a recipient of the Israel Prize and was named as a Solomon Bublick Laureate by the Hebrew University.

Gideon Lahav serves as a member of the boards of directors of Cellcom Israel Ltd., Tempo Beer Industries Ltd., DIC and Paz Oil Company Ltd. From 1991 to 1997 he served as the chairman of the boards of directors of IDB and its major banking subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Mortgage Bank Ltd. From 1986 to 1991 he served as the managing director of IDB and, from 1979 to 1986, as its deputy general manager. From 1974 to 1979 Mr. Lahav held the position of general manager of Barclays Discount Bank Ltd. (subsequently renamed Mercantile Discount Bank Ltd.). Between 1953 and 1974 he served in various capacities with the Government of Israel, including with the Ministry of Finance and the Ministry of Foreign Affairs, and, from 1969 to 1974, as the Director General of the Ministry of Industry and Trade. Mr. Lahav received his bachelor’s degree in economics from the Hebrew University in 1953.

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

Dr. Shimon Ullman has been Chief Scientist of the Company since October 1992 (a position he will be relinquishing on April 30, 2005), and was chief scientist of Orbot from its organization in 1983 until consummation of the Merger. Dr. Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute, and served as head of that department from 1994 to 2003. He was previously a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003 Dr. Ullman served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc.

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

The Articles of Association of the Company (the “Articles”) provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director provided such appointment is approved by a majority of the directors then in office, and may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board of Directors and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board of Directors may delegate any, or substantially all, of its powers to one or more committees of the Board of Directors, and may entrust to and confer upon a Managing Director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated, and may be exercised only, by the Board of Directors.

6.B    Compensation

The following table sets forth, with respect to all directors and officers of the Company as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2004:

	Cash and cash equivalent forms of remuneration
	Salaries, fees, directors’ fees, commissions and bonuses	Securities or property, insurance benefits or reimbursement and personal benefits
All directors and officers as a group (consisting of 15 persons)	$2,750,345	$262,886

On August 28, 2000, the shareholders of the Company approved the awards of options to purchase a total of 204,000 Ordinary Shares to the directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company (who is also a director of the Company) to purchase 150,000 Ordinary Shares and options to purchase 6,750 Ordinary Shares to each of the other eight directors of the Company. These options are all at an exercise price of $66.42 per Ordinary Share, vest according to the Standard Vesting (as defined in 6.E(a) below) and will expire on August 27, 2005. As at March 31, 2005, each such option had fully vested and none had been exercised.

On November 8, 2001, the shareholders of the Company approved the awards of options to purchase a total of 168,500 Ordinary Shares to those directors of the Company who are not external directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company to purchase 125,000 Ordinary Shares and options to purchase 7,250 Ordinary Shares to each of the other six non-external directors of the Company (one of whom is an officer of the Company). These options are all at an exercise price of $22.27 per Ordinary Share, vest according to the Standard Vesting and will expire on November 7, 2006. As at March 31, 2005, each such option had vested as to 75% of the Ordinary Shares subject thereto and none had been exercised.

On June 26, 2003, the shareholders of the Company approved the awards of options to purchase a total of 114,500 Ordinary Shares to certain directors of the Company, pursuant and subject to the terms of the 2000 Plan. These awards are comprised of an option to the Chief Executive Officer of the Company to purchase 50,000 Ordinary Shares at an exercise price of $16.26 per Ordinary Share, which vests according to the Standard Vesting, will expire on June 25, 2008 and, as at March 31, 2005, was wholly unvested; an option to the Chairman of the Board of Directors of the Company to purchase 50,000 Ordinary Shares at an exercise price of $16.26 per Ordinary Share, which vests in equal installments, over a four year period beginning as of January 1, 2003, will expire on June 25, 2008 and, as at March 31, 2005, had vested as to 50% of the Ordinary Shares subject thereto; and options to purchase 7,250 Ordinary Shares to each of the two external directors of the Company (neither of whom is an officer of the Company) on identical terms and conditions (including their vesting and expiration dates and exercise price) as the options awarded to the non-employee directors in November 2001, each of which had, accordingly, vested as to 75% of the Ordinary Shares subject thereto on March 31, 2005. As at March 31, 2005, none of these options had been exercised. Pursuant to shareholder approval, each of these options, as well as any other options which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan, will benefit from the capital gains tax treatment which became available as part of the 2003 Israeli tax reform and pursuant to an election made by the Company thereunder. For further information see Item 6.E—Share Ownership

None of the directors holds any other options to purchase Ordinary Shares. For information as to options awarded during 2003 to directors and officers as a group, see Item 6.E—Share Ownership—Certain information concerning Ordinary Shares owned by directors and officers. The amounts referred to in the remuneration table above do not include the value of options awarded to the directors or officers of the Company.

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

The three classes of directors are designated Class I Directors, Class II Directors and Class III Directors. The current terms of the Class I Directors will expire at the annual general meeting of shareholders to be held in 2005, the current terms of the Class II Directors will expire at the annual general meeting of shareholders to be held in 2006 and the current terms of the Class III Directors will expire at the annual general meeting of shareholders to be held in 2007. Mr. Dan Falk and Mr. Yochai Richter are the current Class I Directors, Dr. Shlomo Barak, Mr. Uzia Galil and Dr. Shimon Ullman are the current Class II Directors and Mrs. Yehudit Bronicki and Dr. Jacob Richter are the current Class III Directors. In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

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

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

Pursuant to a recent amendment to the Companies Law, at least one of the external directors must have financial and accounting expertise and the other must have professional qualifications according to criteria which will be defined in regulations to be promulgated by the Israeli Minister of Justice after consultation with the Israel Securities Authority. These regulations have not yet been promulgated. In addition, the boards of directors of publicly traded companies will be required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors. The amendments with respect to external directors will apply to the next external directors appointed by the Company. The Company will be required to make the determination as to the minimum number of directors with financial and accounting expertise within 90 days of the effective date of the applicable regulations.

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

At its meeting held on June 21, 2000, Mrs. Yehudit Bronicki was appointed as a member of the Board of Directors, and, subsequently, at the same meeting, the Board of Directors designated and appointed Dr. Michael Anghel and Mr. Gideon Lahav (who had served on the Board of Directors since 1986 and 1998, respectively) to serve as external directors in accordance with the provisions of the Companies Law and regulations thereunder, for a term of three years. At the Company’s 2003 Annual General Meeting held on June 26, 2003, Dr. Anghel and Mr. Lahav were each re-elected to serve as external directors for an additional term of three years ending on June 25, 2006.

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

For information as to directors’ service contracts with the Company providing for benefits on termination of employment, see Item 7.B—Related Party Transactions.

(b)    Committees of the Board of Directors

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

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board of Directors in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets at least once in each fiscal quarter with management at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board of Directors. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. See Item 16C—Principal Accountant Fees and Services. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. Each member of the Audit Committee is an “independent director” in accordance with the Nasdaq listing standards.

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

(ii)    Remuneration Committee

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company’s employee option plans. Under the Companies Law, the Remuneration Committee may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an “independent director” in accordance with the Nasdaq listing standards.

(iii)    Nominating Committee

The Board of Directors is in the process of establishing a nominating committee, membership of which will be limited to “independent directors” in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. The principal role of the nominating committee will be to identify individuals qualified to become members of the Board of Directors, to recommend such individuals for nomination for election to the Board of Directors and to make recommendations to the Board of Directors concerning committee appointments.

6.D    Employees

As of December 31, 2004, the Company employed 1,520 people, of whom 784 were based in Israel, 79 in the United States, 154 in Europe, 397 in the Pacific Rim and 106 in Japan. Of these employees, 365 were employed in research and development, 623 in marketing, sales and service, 251 in production and 281 in management and administration.

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

In June 2000, the Board of Directors adopted a general policy not to award options under any of the Company’s option plans at less than the fair market value of the Ordinary Shares at the time of the grant, and also resolved that all newly awarded options under any of these plans shall expire not later than five years after their respective grant dates. Options under all of these plans usually vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years (the “Standard Vesting”), and also generally expire upon notification that the grantee will be ceasing to be an employee of, or consultant to, the Company or any of its subsidiaries. New options may be awarded under a given option plan in respect of Ordinary Shares previously subject to cancelled or expired options, provided that the relevant option plan has not terminated.

For further information concerning stock options, see Notes 1r and 8 to the Consolidated Financial Statements listed in Item 18.

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

During 2004, options to purchase a total of 14,600 and 58,198 Ordinary Shares (having respective weighted average exercise prices of $43.78 and $8.03 per share) were cancelled and exercised, respectively, under this Plan. As of March 31, 2005, under this Plan, options to purchase a total of 699,324 Ordinary Shares, expiring on various dates between July 21, 2005 and September 17, 2008 and having a weighted average remaining life of 2.18 years and a weighted average exercise price of $31.19 per share, were outstanding (of which 693,100 with a weighted average remaining life of 2.18 years and a weighted average exercise price of $31.47 per share had vested), and no options to purchase Ordinary Shares remained available for future grants.

(c)    The 1995 Plan

On June 22, 1995, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 1995 Plan, which has been amended from time to time, with shareholder approval when required. Under the 1995 Plan, which is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, options to purchase an aggregate of 3,331,068 Ordinary Shares have, from time to time over the term of the 1995 Plan, been available to be awarded to certain officers, directors, key employees and consultants of non-Israeli subsidiaries of the Company. Options under the 1995 Plan may not be awarded to persons who are also officers, directors or employees of the Company at the time of the award. The 1995 Plan authorizes the granting of “incentive” stock options (“ISO”s) complying with the United States tax provisions for those participants subject to United States tax law, and “nonqualified” stock options which do not comply with such United States tax law provisions. The exercise prices of options granted under the 1995 Plan prior to June 2000 were, in the case of ISOs, not less than 100% of the fair market value of the Ordinary Shares on the date of the grant and, in the case of awards that were not ISOs, not less than 85% of such fair market value. The 1995 Plan will terminate on June 21, 2005 (except as to option awards outstanding on that date).

During 2004, options to purchase a total of 243,300, 166,203 and 44,086 Ordinary Shares (having respective weighted average exercise prices of $19.17, $29.17 and $14.47 per share) were awarded, cancelled and exercised, respectively, under this Plan. As of March 31, 2005, under this Plan, options to purchase a total of 2,005,718 Ordinary Shares, expiring on various dates between April 29, 2005 and April 16, 2010 and having a weighted average remaining life of 2.75 years and a weighted average exercise price of $18.40 per share, were outstanding (of which 1,233,057 with a weighted average remaining life of 2.43 years and a weighted average exercise price of $29.93 per share had vested), and options to purchase 303,068 Ordinary Shares (including 5,000 that had been designated but not yet priced) remained available for future grants (other than to the Company’s directors, officers and employees).

(d)    The 1998 Plan

On April 7, 1998, an option to purchase 33,750 Ordinary Shares was granted without shareholder approval to an independent consultant of the Company under the 1998 Plan at an exercise price of $12.55 per Ordinary Share, and otherwise upon the terms and conditions applicable to grants made under the 1992 Plan.

During 2004, this option was not exercised as to any Ordinary Shares, nor were additional options to purchase Ordinary Shares either awarded or cancelled under the 1998 Plan. As of March 31, 2005, this option was fully vested as to the remaining 24,375 Ordinary Shares, and no Ordinary Shares remained available for future grants under the 1998 Plan. This option will expire on April 6, 2006.

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

During 2004, options to purchase a total of 432,450, 150,783 and 27,174 Ordinary Shares (having respective weighted exercise prices of $17.95, $32.60 and $16.79 per share) were awarded, cancelled and exercised, respectively, under this Plan. As of March 31, 2005, under this Plan, options to purchase a total of 3,673,046 Ordinary Shares, expiring on various dates between June 30, 2005 and March 23, 2010 and having a weighted average remaining life of 2.08 years and a weighted average exercise price of $19.15 per share, were outstanding (of which 2,062,929 with a weighted average remaining life of 1.26 years and a weighted average exercise price of $34.10 per share had vested), and options to purchase 172,773 Ordinary Shares (including 1,000 that had been designated but not yet priced) remained available for future grants.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, capital gains derived by optionees arising from the sale of shares pursuant to the exercise of options granted to them under Section 102 after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%. Previously, such gains were taxed as salary income at the employee’s marginal tax rate (which could be up to 49%). However, as a result of this election, the Company will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as the Company had previously been entitled to do under Section 102.

(f)    Certain information concerning options of directors and officers

The following table sets forth for all directors and officers of the Company as a group, including all persons who were at any time during the period indicated directors or officers of the Company, certain information in respect of each of the 1992 Plan, the 1995 Plan and the 2000 Plan (expressed in terms of Ordinary Shares except where indicated otherwise) concerning: (i) options granted by the Company between January 1, 2004 and December 31, 2004; (ii) options which were exercised and paid, and cancelled, between such dates; and (iii) options which were unexercised and unpaid on, and as at, December 31, 2004. The table does not include information concerning options under the 1998 Plan since no options have been granted to any directors or officers of the Company under that plan.

	Plan
Granted:	1992	1995	2000
• Number of Ordinary Shares	0	0	109,000
• Weighted average exercise price per Ordinary Share	N/A	N/A	$17.89
• Year of expiration	N/A	N/A	2009
Exercised/Paid:
• Number of Ordinary Shares	18,750	0	0
• Weighted average exercise price per Ordinary Share	5.92	N/A	N/A
Cancelled:
• Number of Ordinary Shares	0	0	0
• Weighted average exercise price per Ordinary Share	N/A	N/A	N/A
Unexercised/Unpaid:
• Number of Ordinary Shares	139,812	34,875	1,041,750
• Weighted average exercise price per Ordinary Share	$26.31	$34.12	$30.52
• Weighted average remaining life (years)	2.27	4.30	2.29

For information as to options to purchase Ordinary Shares held by each director of the Company, see Item 6.B—Compensation.

(g)    Certain information concerning Ordinary Shares owned by directors and officers

The following table sets forth information as of March 31, 2005, concerning the shareholdings of those directors and officers of the Company known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company. Other than as specified in the table below, the Company is not aware of the beneficial ownership by any of its directors or officers, on an individual basis, of more than 1% of the outstanding Ordinary Shares.

Name	Number of Shares(1)	Percentage of Ordinary Shares Outstanding
• Jacob Richter	1,405,755	4.34%(2)
• Yochai Richter	1,240,755	3.80%(2)
• Michael Anghel	0	(3)
• Shlomo Barak	0	(3)
• Yehudit Bronicki (4)	0	(3)
• Dan Falk	8,000	(3)
• Uzia Galil	10,500	(3)
• Gideon Lahav	0	(3)
• Shimon Ullman	113,355	(3)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, held by such directors and officers. For information as to options awarded to directors, see Item 6.B—Compensation.

(2)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d - 3(d) promulgated under the Exchange Act.
(3)	Less than 1%.
(4)	This number does not include 299,122 Ordinary Shares held by Ormat, which Mrs. Yehudit Bronicki, who is a member of the Board of Directors, may be deemed beneficially to own by virtue of her shareholdings in, and position with, Ormat.

Item 7.    Major Shareholders and Related Party Transactions

7.A    Major Shareholders

The following table sets forth information as of March 31, 2005 (except as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group.

Identity of Person or Group	Number of Shares(1)	Percentage of Ordinary Shares Outstanding(1)
• FMR Corp. (2) 82 Devonshire Street Boston, Massachusetts 02109	3,237,085	10.00%
• J. & W. Seligman & Co. Incorporated (3) 100 Park Avenue New York, New York 10017	2,890,800	8.93%
• Harris Associates L.P. (4) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	2,553,000	7.89%
• Capital Group International, Inc. (5) 11100 Santa Monica Boulevard, Suite 1500 Los Angeles, California 90025	2,506,000	7.74%
• All directors and officers as a group (consisting of 15 persons)(6)(7)	3,613,818	10.90%

(1)	The Company had outstanding, on March 31, 2005, 32,366,539 Ordinary Shares. This number does not include a total, as at that date, of 6,878,304 Ordinary Shares, 6,402,463 of which were subject to outstanding stock options granted pursuant to the Company’s stock option plans (of which 4,013,461 had vested) and 475,841 of which (including 6,000 that had been designated but not yet priced) remained available for future option grants pursuant to such plans, comprised of:

(a)	699,324 Ordinary Shares issuable pursuant to options under the 1992 Plan, all of which were subject to options that had been granted (of which 693,100 had vested);
(b)	2,308,786 Ordinary Shares issuable pursuant to options under the 1995 Plan, of which:
(i)	2,005,718 Ordinary Shares were subject to options that had been granted (of which 1,233,057 had vested); and
(ii)	303,068 Ordinary Shares (including 5,000 that had been designated but not yet priced) remained available for future option grants pursuant to the 1995 Plan;
(c)	24,375 Ordinary Shares issuable pursuant to an option granted to a consultant to the Company under the 1998 Plan, which had fully vested; and
(d)	3,845,819 Ordinary Shares issuable pursuant to options under the 2000 Plan, of which:
(i)	3,673,046 Ordinary Shares were subject to options that had been granted (of which 2,062,929 had vested); and
(ii)	172,773 Ordinary Shares (including 1,000 that had been designated but not yet priced) remained available for future option grants pursuant to the 2000 Plan.

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

(2)	As of December 31, 2004, based on a report filed with the SEC dated February 14, 2005. The report indicated sole voting power as to 200 of such shares by FMR Corp. and by Edward C. Johnson 3rd and sole dispositive power as to all 3,237,085 Ordinary Shares by FMR Corp. and by Edward C. Johnson 3rd and Abigail P. Johnson, who are part of a controlling group of FMR Corp. FMR Corp. controls Fidelity Management & Research Company, a registered investment advisor which is also a beneficial owner of 3,236,885 of such Ordinary Shares, 3,212,085 of which are also beneficially owned by Fidelity Low Priced Stock Fund, a registered investment company.
(3)	As of December 31, 2004, based on a report filed with the SEC dated February 11, 2005. The report indicated shared voting power and shared dispositive power as to all 2,890,800 Ordinary Shares by J. & W. Seligman & Co. Incorporated (“JWS”) and by William C. Morris, the owner of a majority of the outstanding voting securities of JWS. The report also indicated shared voting power and shared dispositive power as to 2,350,000 of such Ordinary Shares by Seligman Communications & Information Fund, Inc., a fund for which JWS acts as an investment advisor.
(4)	As of December 31, 2004, based on a report filed with the SEC dated February 9, 2005. This report indicated shared voting power as to all 2,553,000 Ordinary Shares, sole dispositive power as to 873,600 of such Ordinary Shares and shared dispositive power as to 1,679,400 of such Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner. Harris Associates L.P. serves as an investment advisor to the Harris Associates Investment Trust which, through its various series, had shared voting and dispositive power as to 1,679,400 of such Ordinary Shares.
(5)	As of December 31, 2004, based on a report filed with the SEC dated February 11, 2005. This report indicated sole voting power and sole dispositive power as to all 2,506,000 Ordinary Shares by Capital Group International, Inc. (“CGII”) and sole voting power and sole dispositive power as to 2,491,450 of such Ordinary Shares by Capital International, Inc. (“CII”), a registered investment advisory subsidiary of CGII. CGII and CII disclaim beneficial ownership as to the Ordinary Shares reported.
(6)	Includes 788,448 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d - 3(d) promulgated under the Exchange Act.
(7)	This number does not include: (a) 299,122 Ordinary Shares held by Ormat, which Mrs. Yehudit Bronicki, who is a member of the Board of Directors, may be deemed beneficially to own by virtue of her shareholdings in, and position with, Ormat; or (b) Ordinary Shares issuable pursuant to unvested options outstanding as of March 31, 2005, other than those included pursuant to footnote (7) above.

On March 31, 2005, there were 53 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 29,628,476 Ordinary Shares, constituting approximately 91.54% of the outstanding Ordinary Shares as at that date.

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

In 2004, the annual bonus for Mr. Richter, which was so approved, was 1% of the net annual profit of the Company for 2004, payable upon approval by the Board of Directors of the Company’s 2004 audited financial statements. A bonus of $295,000 was paid to Mr. Richter in respect of 2004.

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

During 2003, options, which will benefit from the capital gains tax treatment which became available as part of the 2003 Israeli tax reform, were awarded to certain directors of the Company under the 2000 Plan. For further information as to these and other awards to the directors, and as to directors’ compensation, see Item 6.B—Compensation, and for further information as to the capital gains tax treatment of options, see Item 6.E—Share Ownership.

7.C    Interests of Experts and Counsel

Not applicable in Annual Report on Form 20-F.

Item 8.    Financial Information

8.A    Consolidated Statements and Other Financial Information

(a)    Consolidated Financial Statements

See Item 18—Financial Statements and pages F-1 through F-40.

(b)    Export Sales

See Note 13a to the Consolidated Financial Statements listed in Item 18.

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

8.B    Significant Changes

In March 2005, as part of the Company’s strategy of diversifying into new growth areas for imaging technologies, OMS, a wholly-owned subsidiary of the Company, was incorporated and entered into an agreement to acquire all the assets of Imarad, a privately held Israeli company which developed and manufactured high-performance, solid state gamma radiation detectors based on proprietary Cadmium Zinc Telluride crystal-growth technology, for $7 million. In addition, subject to the achievement of agreed sales milestones, OMS will make payments to Imarad on sales through the end of 2008, up to a maximum of $26 million.

For information as to any other significant change which has occurred since the date of the annual financial statements included in this Annual Report, see Item 5.D—Trend Information.

Item 9.    The Offer and Listing

9.A    Offer and Listing Details

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The following table sets forth, in Dollars, the high and low reported sales prices of the Ordinary Shares on Nasdaq during the periods indicated.

Year	Period	High	Low
2000	Full Year	77.292	36.000
2001	Full Year	52.563	16.710
2002	Full Year	33.000	9.610
2003	Full Year	24.880	10.500
	• First Quarter	15.650	10.500
	• Second Quarter	18.530	10.900
	• Third Quarter	23.450	14.630
	• Fourth Quarter	24.880	20.070
2004	Full Year	28.250	15.400
	• First Quarter	28.250	21.300
	• Second Quarter	24.780	17.900
	• Third Quarter	20.670	15.400
	• Fourth Quarter	21.500	16.130
	• October	18.900	16.130
	• November	19.680	16.320
	• December	21.270	18.280
2005	Full Year (through April 18)	24.610	19.600
	• First Quarter	24.610	19.600
	• January	21.500	19.600
	• February	23.400	20.630
	• March	24.610	21.120
	• Second Quarter (through April 18)	22.250	19.800
	• April (through April 18)	22.250	19.800

*  *  *  *  *  *  *  *  *  *

On December 31, 2004, there were 53 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 29,518,347 Ordinary Shares, constituting approximately 91.53% of the outstanding Ordinary Shares as at that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes there are currently in excess of 4,700 beneficial holders of the Ordinary Shares.

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

In general, the management of the business of the Company is vested in the Board of Directors which may exercise all such powers of the Company, including the power to borrow or secure the payment of any sum or sums of money for the purposes of the Company, in such manner, at such times and upon such terms and conditions in all respects, as it thinks fit. The directors may, from time to time, appoint any one or more persons, whether or not directors, to be managing director(s), general manager(s), chief executive officer(s), president(s) or any similar function with a different title, for such period and upon such terms as the directors think fit, and, subject to the limitations imposed by the Companies Law upon the delegation by a board of directors of certain powers and authorities, may entrust to and confer upon such managing director(s), general manager(s), chief executive officer(s) or president(s) such of the powers of the Board of Directors as the directors think fit, and such powers may be made exercisable for such period or periods, and for such objects and purposes, and upon such terms and conditions, and subject to such restrictions, as the directors may determine.

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

(iv)    Transactions with controlling shareholders

The Companies Law extends the disclosure requirements applicable to an office holder to a controlling shareholder in a public company. A shareholder that holds 25% or more of the voting rights in a company would be considered a controlling shareholder for the purposes of these disclosure requirements if no other shareholder holds more than 50% of the voting rights. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. Some transactions between a public company and a controlling shareholder or a controlling shareholder’s relative, or transactions in which a controlling shareholder has a personal interest but which are between a public company and another entity, require the approval of the audit committee, the board of directors and the shareholders. If required, shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are present and voting at the meeting. Alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company. The Israeli Minister of Justice may determine a different percentage.

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

(g)    Shareholders’ Meetings

The Articles provide that an annual general meeting must be held at least once in every calendar year, not later than 15 months after the last preceding annual general meeting, at such time and place as may be determined by the Board of Directors. The Board of Directors may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of five percent of the Company’s issued share capital and one percent of its voting rights or upon the demand of the holder or holders of five percent of its voting rights. All demands for shareholder meetings must set forth the items to be considered at that meeting. Pursuant to the Companies Law, the holder or holders of one percent of the Company’s voting rights may request the inclusion of an item on the agenda of a future shareholder meeting, provided the item is appropriate for discussion at a shareholder meeting.

Pursuant to the Companies Law, shareholder meetings generally require prior notice of not less than 21 days. The function of the annual general meeting is to elect directors in accordance with the Articles, receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the directors and auditors, appoint auditors and fix their remuneration and transact any other business which under the Articles or applicable law may be transacted by the shareholders of a company in general meeting.

The quorum required for either an annual (regular) or an extraordinary (special) general meeting of shareholders consists of at least two shareholders present in person or by proxy holding shares conferring in the aggregate more than 50% of the voting rights of the Company. If a meeting is convened by the Board of Directors upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors and no quorum is present within half an hour from the time appointed, it shall be cancelled. If a meeting is otherwise called and no quorum is present within such time, the meeting is adjourned to the same day one week later at the same time and place or at such other time and place as the Board of Directors may determine and specify in the notice of the general meeting and it shall not be necessary to give notice of such adjournment. If a quorum is not present within half an hour from the time stated for such adjourned meeting, any shareholders present in person or by proxy at such meeting shall constitute a quorum. Generally, under the Companies Law and the Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a meeting and voting unless a different majority is required by law or pursuant to the Articles. The Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing external directors, approving certain transactions, increasing or decreasing the registered share capital and approving most mergers must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders in a general meeting will be required.

A company such as the Company, incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Companies Ordinance to being governed by the Companies Law. These rules provide, among other things, that any amendment to the Memorandum or Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, unless and until the Company amends the Articles in such manner to provide for a different majority. The Articles provide that all shareholder resolutions, other than with respect to the amendment or replacement of the Memorandum or Articles and certain other matters which by law require a different majority, but including with respect to certain actions which, pursuant to Israeli law, would otherwise require a majority of 75% of the votes cast, such as a change of corporate name, an increase in authorized share capital, a consolidation or division of the Company’s share capital into shares of larger or smaller nominal value, a cancellation of unissued shares, a reduction of share capital, the creation of new classes, or the modification of the rights of classes, of shares and the approval of mergers, require only a simple majority of the votes cast. Subject to the Companies Law, a resolution in writing signed by the holders of all of the Ordinary Shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent will be sufficient to adopt the resolution in lieu of a meeting.

(h)    Changes in Control

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. Similarly, unless the court determines differently, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger. Also, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and 30 days have passed from the time that shareholder resolutions were adopted in each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings. This rule does not apply if there is already another holder of 25% or more of the voting power at general meetings. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds more than 45% of the voting power of the company. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides (subject to certain exceptions with respect to shareholders who held more than 90% of a company’s shares or of a class of its shares as of February 1, 2000) that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. If a tender offer is accepted and less than 5% of the shares of the company are not tendered, all of the shares will transfer to the ownership of the purchaser. If 5% or more of the shares of the company are not tendered, the purchaser may not purchase shares in a manner which will grant him more than 90% of the shares of the company.

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

(ii)    Credit for Israeli Taxes Withheld

U.S. Shareholders may be entitled to deduct, or claim a U.S. foreign tax credit for, Israeli taxes that are withheld on dividends received, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and generally will be “passive income” or “financial services income” (which will be treated as “general category income” for taxable years beginning after December 31, 2006) for purposes of computing the U.S. foreign tax credit allowable to a U.S. Shareholder. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above.

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

The Company’s derivative transactions in 2004 were executed through Israeli banks and one United Kingdom investment bank. The Company believes that the credit risk of such institutions is minimal.

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

The Company endeavors to limit its exposure through “natural” hedging, i.e., by attempting to maintain a similar level of assets and liabilities in any given currency. The remaining exposure that is not set off “naturally” is limited by the use of derivative instruments. To the extent possible, this is also done on a consolidated basis.

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as at December 31, 2004 (at fair value—as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions).

	Euro	Japanese Yen	Other Far Eastern Currencies**	New Israeli Sheqel	Total
Israel*				(16.9)	(16.9)
Europe*	11.2				11.2
Japan*		27.5			27.5
Pacific Rim*			14.2		14.2

Total	11.2	27.5	14.2	(16.9)	36.0

*	Maturing in 2005.
**	Includes Korean won, Taiwanese dollar, Singapore dollar and Chinese RMB.

Explanatory notes:

(1)	Total exposure is the sum of the absolute value figures.

(2)	In light of the high degree of correlation among the European currencies, the Company does not differentiate among these currencies when assessing its exposure. Therefore, the data in the column headed “Euro” (in both the foregoing and the following tables) include exposures in other European currencies.

(3)	The data presented in the table reflect the exposure after taking into account the effect of the “natural” hedging.

The table below details the hedging acquired in forward exchange contracts in order to limit the Balance Sheet Exposure. The data are as at December 31, 2004 as recorded in the Company’s financial records and are presented in Dollar equivalent terms (in millions).

	Euro	Chinese RMB	Korean Won	Taiwanese Dollar	Japanese Yen	New Israeli Sheqel	Total
Israel						(8.5)	(8.5)
Europe	10.2						10.2
Japan					25.5		25.5
Pacific Rim		5.1	2.1	4.3			11.5

Total	10.2	5.1	2.1	4.3	25.5	(8.5)	38.7

The Company also acquired forward exchange contracts in order to limit cash flow exposures:

(1)	Forward transactions are generally limited to three months (see also below).
(2)	The Company hedged certain Japanese Yen contracts for 2005 in the amount of $5.0 million.

(c)    Fair Value of Derivatives

The fair value of derivatives as of December 31, 2004, constituted an asset and a liability of approximately $0.1 million and $0.2 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d)    Interest Rate Risk Management

Cash and cash equivalents as of December 31, 2004, in the amount of $68.5 million bore interest at fixed rates of 0.90% - 2.90% per annum. Short-term bank deposits in the amount of $10.0 million bore interest at a fixed rate of 2.23% per annum. Held-to-maturity marketable securities in the amount of $44.5 million, with the same aggregate fair value, consisted mainly of non-Israeli money market instruments and debentures, which bore interest at rates of 1.40% - 8.20% per annum and matured as follows: $14.5 million in 2005 and $30.0 million in 2006 through 2009. Due to the relatively short-term maturities of the Company’s cash, deposits and securities portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

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

(d)    Changes in Internal Control over Financial Reporting

Not yet applicable to Registrant.

Item 16A    Audit Committee Financial Expert

Dan Falk, a member of the Registrant’s Audit Committee, has been designated by the Board of Directors as an Audit Committee Financial Expert under the applicable rules and regulations of the SEC. Mr. Falk is “independent”, as that term is defined in the Nasdaq listing standards. For information as to certain financial, accounting and professional qualification requirements for external directors under the Companies Law, see Item 6.C—Board Practices—Membership of Board of Directors; External Directors.

Item 16B    Code of Ethics

The Company has adopted a code of business conduct and ethics which is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions (the “Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest; support full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with, or submits to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of the Company’s legitimate business interests. The Company encourages all of its directors, officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so.

The Code of Ethics may be accessed through the “Governance” hyperlink contained on the “Investors” section of the Corporate Website. In addition, the Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company’s corporate headquarters in Israel.

Item 16C    Principal Accountant Fees and Services

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management, at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”) (of which Kesselman is one), as well as a report regarding the extent of such services actually provided by Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, the Audit Committee’s appointed delegate in respect of audit-related and non audit-related services. Additional services from Kesselman and PwC and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman and/or other member firms of PwC during 2004 were reported to, and the services proposed to be provided by them during 2005 were pre-approved by, the Audit Committee in February 2005, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2004 and 2003:

	Year Ended December 31,
	2004	2003
Audit fees (1)	$606,000	$588,000
Audit related fees (2)	66,000	10,000
Tax fees (3)	269,000	257,000
All other fees (4)	—	28,000

Total	$941,000	$883,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to mergers and acquisitions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.
(4)	Includes all other fees for miscellaneous services rendered.

Item 16D    Exemptions from the Listing Standards for Audit Committees

None

Item 16E    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during 2004.

P ART III

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

Item 19    Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text.*

(1.2)	Articles of Association reflecting amendments integrated into the text.*

(2.1)	Forms of Stock Certificates Representing Ordinary Shares.**

(2.2)	The Orbotech Ltd. Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999).**

(2.3)	The 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003).***

(2.4)	Employee Share Ownership and Option Plan (2000) (As Amended, 2003).***

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

•	Orbotech, Inc.
•	Orbotech S.A.
•	Laser Imaging Systems GmbH & Co. KG
•	Orbotech Holding GmbH
•	Orbotech Schuh GmbH & Co. KG
•	Orbotech Pacific Ltd.
•	Orbotech Singapore Corporation Pte. Ltd.
•	Orbotech B.V.
•	Orbotech Asia Ltd.
•	Orbotech Japan Ltd.
•	Orbograph Ltd. (owned approximately 91% by the Company)

•	Orbotech Technology Ventures Limited Partnership, of which the partners are the Company and Orbotech Technology Ventures Limited.
•	Frontline P.C.B. Solutions Ltd. (owned 50% by the Company)
•	Frontline P.C.B. Solutions Limited Partnership
•	Orbotech Medical Solutions Ltd.

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(14.1)	Consent of Independent Public Accountants.

*	Incorporated by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.
**	Incorporated by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000.
***	Incorporated by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/s/ YOCHAI RICHTER
Yochai Richter
Chief Executive Officer

Dated: April 21, 2005

ORBOTECH LTD.

(An Israeli Corporation)

2004 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2004 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

R EPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ORBOTECH LTD.

We have audited the consolidated balance sheets of Orbotech Ltd. (the “Company”) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company accounts for its 50%-owned joint venture, Frontline P.C.B. Solutions Limited Partnership, using the proportionate method of consolidation as is permitted under generally accepted accounting principles in Israel. Generally accepted accounting principles in the United States of America require that such joint venture be accounted for using the equity method of accounting. The United States Securities and Exchange Commission stated that it would not object to the Company’s use of the proportionate method of consolidation as supplemented by the disclosure in note 2 to the consolidated financial statements.

In our opinion, except for the use of the proportionate method of consolidation, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the results of their operations, the changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

Tel Aviv, Israel	KESSELMAN & KESSELMAN
April 21, 2005	CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

O RBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2003
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$127,331	$124,937
Marketable securities	14,462	10,999
Short-term bank deposits	10,000	6,900
Accounts receivable:
Trade	113,184	91,560
Other	19,849	18,250
Deferred income taxes	1,123	3,391
Inventories	71,525	52,990

Total current assets	$357,474	$309,027

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	$29,987	$15,829
Other long-term investments	8,332	10,560
Funds in respect of employee rights upon retirement	14,740	13,891
Non-current trade receivables	652	249
Deferred income taxes	4,001	4,749

	$57,712	$45,278

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	$17,454	$18,604

GOODWILL	$9,032	$9,032

OTHER INTANGIBLE ASSETS, net of accumulated amortization	$2,199	$4,507

Total assets	$443,871	$386,448

/S/ DR. SHLOMO BARAK Dr. Shlomo Barak	) Chairman of the Board ) of Directors

/S/ YOCHAI RICHTER Yochai Richter	) Chief Executive Officer ) and Director

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31
	2004	2003
	U.S. dollars in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Current maturities of long-term liability to the Government of Israel		$6,151
Accounts payable and accruals:
Trade	$35,261	19,178
Deferred income	22,724	11,214
Other	35,226	33,676

Total current liabilities	$93,211	$70,219
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT	24,877	22,685
COMMITMENTS AND CONTINGENT LIABILITY, see note 7

Total liabilities	$118,088	$92,904

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	$503	$455

SHAREHOLDERS’ EQUITY:
Share capital—ordinary shares of NIS 0.14 par value (“Ordinary Shares”):
Authorized—50,000,000 Ordinary Shares;
Issued and outstanding:
December 31, 2004—32,734,285 Ordinary Shares;
December 31, 2003—32,604,827 Ordinary Shares	$1,620	$1,616
Additional paid-in capital	98,807	97,615
Deferred stock compensation	(455)	(921)
Retained earnings	247,632	218,146
Accumulated other comprehensive income (loss)		(1,043)
Less—treasury shares, at cost (483,000 Ordinary Shares)	(22,324)	(22,324)

Total shareholders’ equity	$325,280	$293,089

Total liabilities and shareholders’ equity	$443,871	$386,448

The accompanying notes are an integral part of the financial statements.

O RBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands (except per share data)
REVENUES:
Sale of products	$245,557	$162,961	$154,299
Services rendered	69,611	65,431	62,069

	315,168	228,392	216,368

COST OF REVENUES:
Cost of products sold	119,607	79,068	78,395
Cost of services rendered	56,928	51,849	51,889
Write-down of inventories		7,448

	176,535	138,365	130,284

GROSS PROFIT	138,633	90,027	86,084

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	49,716	42,057	44,384
Less—government participations	1,719	2,601	2,191

NET RESEARCH AND DEVELOPMENT COSTS	47,997	39,456	42,193

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	52,951	48,000	50,184

AMORTIZATION OF OTHER INTANGIBLE ASSETS	2,308	2,400	2,521

RESTRUCTURING CHARGES		3,786	10,733

OPERATING INCOME (LOSS)	35,377	(3,615)	(19,547)
FINANCIAL INCOME—net	1,252	2,379	2,888
WRITE-DOWN OF LONG-TERM INVESTMENTS	(2,945)	(696)

INCOME (LOSS) BEFORE TAXES ON INCOME	33,684	(1,932)	(16,659)
TAXES ON INCOME	4,346	61	(1,099)

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	29,338	(1,993)	(15,560)
SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY	196	(507)	(233)
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(48)	(455)

NET INCOME (LOSS)	$29,486	$(2,955)	$(15,793)

EARNINGS (LOSS) PER SHARE:
Basic	$0.91	$(0.09)	$(0.49)

Diluted	$0.90	$(0.09)	$(0.49)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE—IN THOUSANDS:
Basic	32,251	32,031	31,972

Diluted	32,924	32,031	31,972

The accompanying notes are an integral part of the financial statements.

O RBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in capital	Deferred stock compensation	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity
	Number of shares	Amount
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2002	32,234	$1,603	$93,942	$(1,350)	$236,894	$204	$(22,324)	$308,969
CHANGES DURING 2002:
Net loss					(15,793)			(15,793)
Loss in respect of derivative instruments designated for cash flow hedge, net of related taxes						(111)		(111)

Total comprehensive loss								(15,904)

Employee stock options exercised and paid	153	7	*1,788					1,795

Shares issued as consideration for co-operation on joint research and development projects	68	2	(2)
Decrease in deferred compensation relating to options granted to employees and others as a result of forfeiting of options—net			(425)	425
Amortization of deferred compensation relating to options granted to employees and others—net				454				454

Tax benefits relating to employee and other stock options			120					120

BALANCE AT DECEMBER 31, 2002	32,455	1,612	95,423	(471)	221,101	93	(22,324)	295,434
CHANGES DURING 2003:
Net loss					(2,955)			(2,955)
Loss in respect of derivative instruments designated for cash flow hedge, net of related taxes						(1,136)		(1,136)

Total comprehensive loss								(4,091)

Employee stock options exercised and paid	150	4	*1,591					1,595

Deferred compensation relating to options granted to employees and others—net			601	(601)

Amortization of deferred compensation relating to options granted to employees and others—net				151				151

BALANCE AT DECEMBER 31, 2003:	32,605	$1,616	$97,615	$(921)	$218,146	$(1,043)	$(22,324)	$293,089
CHANGES DURING 2004:
Net Income					29,486			29,486
Gain in respect of derivative instruments designated for cash flow hedge, net of related taxes						1,043		1,043

Total comprehensive income								30,529

Employee stock options exercised and paid	129	4	*1,657					1,661

Deferred compensation relating to options granted to employees and other—net			(465)	465
Amortization of deferred compensation relating to options granted to employees and others—net				1				1

BALANCE AT DECEMBER 31, 2004	32,734	$1,620	$98,807	$(455)	$247,632	—	$(22,324)	$325,280

*	Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

O RBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2003	2002
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$29,486	$(2,955)	$(15,793)
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	8,343	8,883	10,100
Amortization of deferred compensation relating to options granted to employees and others	1	151	454
Trading marketable securities—net			6,991
Liability for employee rights upon retirement	2,192	3,505	345
Loss on amounts funded in respect of employee rights upon retirement			4
Share in (gains) losses of an associated company	(196)	507	233
Minority interest in profits of subsidiary	48	455
Capital loss (gain) from disposal of property, plant and equipment	(2)	(31)	6
Deferred income taxes	3,016	(1,191)	(1,048)
Exchange differences on long-term liability to the Government of Israel	(31)	636	709
Provision for restructuring expenses and non-cash expenses in respect of restructuring		4,962	5,181
Write-down of investment	2,945	696
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including non-current portion)	(22,027)	(5,797)	(2,789)
Other	(1,599)	2,308	(1,825)
Increase (decrease) in accounts payable and accruals:
Trade	16,083	3,941	1,461
Deferred income and other	14,103	(4,751)	(13,854)
Decrease (increase) in inventories	(18,562)	15,451	11,621
Tax benefits relating to employee stock options			120

Net cash provided by operating activities	$33,800	$26,770	$1,916

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(4,903)	(3,857)	(4,591)
Bank deposits—net	(3,100)	8,100	3,492
Acquisition of marketable securities held-to-maturity	(34,460)	(24,992)	(24,313)
Other investments	(494)	(4,141)	(7,522)
Redemption of marketable securities held-to-maturity	16,839	36,583	26,390
Proceeds from disposal of property, plant and equipment	20	207	40
Funds in respect of employee rights upon retirement	(849)	(2,648)	(419)

Net cash provided by (used in) investing activities	$(26,947)	$9,252	$(6,923)

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	1,661	1,595	1,795
Repayment of long-term loans	(6,120)	(9,367)

Net cash provided by (used in) financing activities	(4,459)	(7,772)	1,795

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,394	28,250	(3,212)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	124,937	96,687	99,899

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$127,331	$124,937	$96,687

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—cash paid during the year for:
Interest	449	1,854	458

Income taxes	5,031	3,518	3,175

The accompanying notes are an integral part of the financial statements.

O RBOTECH LTD.

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

Through its subsidiary, Orbograph Ltd. (“Orbograph”), the Company also develops and markets automatic check reading software to banks and other financial institutions.

As to the Company’s operating segments and principal markets, see note 13a.

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

4)    Functional currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries and joint venture are conducted is the United States dollar (the “Dollar”).

Virtually all revenues of the Company and its subsidiaries and joint venture are derived outside Israel in non-Israeli currencies, mainly the Dollar (see note 13a regarding geographical information). Most purchases of materials and components are made in Dollars or in Israeli currency under contracts linked to the Dollar. In addition, most marketing and service costs are incurred outside Israel, primarily in Dollars, through the Company’s wholly-owned non-Israeli subsidiaries. Thus, the functional currency of the Company and its subsidiaries and joint venture is the Dollar.

Monetary accounts maintained in currencies other than the Dollar are remeasured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are recorded as financial income or expenses, as appropriate.

b.    Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the Company accounts for the 50%-owned joint venture, Frontline P.C.B. Solutions Limited Partnership (“Frontline”), using the proportionate method of consolidation as is permitted under Israeli GAAP. U.S. GAAP requires that such joint venture be accounted for using the equity method of accounting. The United States Securities and Exchange Commission stated that it would not object to the Company’s use of the proportionate method of consolidation, provided that the joint venture is an operating entity the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, and provided further that summarized financial data relating to the joint venture are provided. These data are presented in note 2.

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

d.    Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2004 and 2003, the Company held cash, cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, United States and Far Eastern banks. The marketable securities held by the Company are mainly corporate debentures. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

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

The Company factors certain letters of credit and promissory notes resulting from sales of products. The factoring is carried out through banks, partially on a recourse basis. The transfer of the letters of credit and promissory notes is recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards (“FAS”) No. 140 of the Financial Accounting Standards Board of the United States (“FASB”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The resulting costs are charged to “financial income—net”, as incurred. During the years ended December 31, 2004, 2003 and 2002, respectively, the Company factored $42 million, $52 million and $64 million.

e.    Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components - on the moving average basis; labor and overhead—on the basis of actual manufacturing costs.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions. In the year ended December 31, 2003 the Company recorded a write-down, see note 3.

f.    Marketable securities

Quoted corporate debentures and United States Treasury notes, which the Company intends to hold to maturity, are stated at amortized cost.

g.    Other investments

One company controlled to the extent of 20% or more and which is not a subsidiary (“Associated Company”) is accounted for by the equity method. Other non-marketable investments in three start-up companies are carried at cost, net of amounts written down. Write-downs of $2,945,000 and $696,000 were recorded in the years ended December 31, 2004 and 2003, respectively

h.    Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

%
Machinery and equipment	10-20 (mainly 20)
Building	3
Office furniture and equipment	6-20
Computer equipment	20-33
Vehicles	15; 20

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is the shorter.

i.    Goodwill

In accordance with FAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized, but rather tested for impairment at least annually. The Company’s goodwill is allocated to the Production Support Solutions for the Electronics Industry segment.

The Company has designated September 30 of each year as the date on which it will perform its annual goodwill impairment test. No impairment resulted from the annual reviews performed in the years 2004, 2003 and 2002.

j.    Other intangible assets

Other intangible assets consist primarily of intellectual property and are being amortized mainly over five years.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

k.    Impairment of long-lived assets

FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” requires that long-lived assets, including certain intangible assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

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

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables”, addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company’s adoption of EITF Issue 00-21 in the year ended December 31, 2003 has had no significant impact on its financial position or results of operations to date.

The Company grants its customers a warranty on products sold, usually for a period of six to twelve months. Upon revenue recognition, the Company defers a portion of the sale price and recognizes it as service revenue ratably over the warranty period. In addition, the Company defers the fair value of the installation and recognizes it upon installation.

In circumstances where the product has been delivered but revenue deferred, the Company records the proceeds it has received as deferred income. The deferred income balance equals the amount of deferred product revenue that has been received less applicable product costs.

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

Maintenance revenues are comprised of revenue from support arrangements which include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

m.    Research and development

Research and development expenses, which consist mainly of labor costs, materials and subcontractors, are charged to income as incurred. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred.

n.    Advertising expenses

These expenses are charged to income as incurred. Advertising expenses totaled $100,000, $221,000 and $191,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

o.    Deferred income taxes:

1)	Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized.

2)	The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in these financial statements as the Company does not expect these subsidiaries to distribute dividends in the foreseeable future.

3)	Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize, these investments.

4)	The Company and its Israeli subsidiary intend permanently to reinvest the amounts of tax-exempt income of its approved enterprises and do not intend to cause dividend distribution from such income (see also note 9a). Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

p.    Treasury shares

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company.

q.    Derivative financial instruments

The Company enters into forward exchange contracts and, from time to time, purchases and writes currency options to hedge existing non-Dollar assets and liabilities as well as certain anticipated transactions which are probable and which are expected to be denominated in non-Dollar currencies. The writing of such options is part of a comprehensive hedging strategy and is designed effectively to swap the currencies relating to existing assets and liabilities. Each of the options written is combined with the purchase of an option for the same period and the same notional amount. The Company did not write such options in 2004 or 2003. The Company does not hold or issue derivative financial instruments for trading purposes.

FAS 133, “Accounting for Derivative Instruments and Hedging Activities”, requires that all derivative instruments be recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract it designates the derivative, for accounting purposes, as either a hedging instrument or a non-hedging instrument.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss) under “gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes” and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in the statement of operations among “financial income—net”. Changes in the fair value of derivatives that are hedging existing assets or liabilities are recognized in the statement of operations among “financial income—net”.

Cash flows from derivatives are recognized in the statement of cash flows in the same category as that of the hedged item.

r.    Stock-based compensation

Stock options granted to employees are accounted for under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations. Under APB 25, compensation cost for employee stock option plans is measured using the intrinsic value based method of accounting.

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

The following table illustrates the effect on net income (loss) and earnings (loss) per share assuming the Company had applied the fair value recognition provisions of FAS No. 123, “Accounting for Stock-Based Compensation”, to its stock-based employee compensation:

	Year ended December 31
	2004	2003	2002
	$ in thousands (except per share data)
Net income (loss), as reported	29,486	(2,955)	(15,793)
Add—stock-based employee compensation expense, included in reported net income (loss), net of related tax effect		128	387
Deduct—stock-based employee compensation expense determined under fair value method, net of related tax effect	(11,755)	(13,228)	(21,072)

Pro forma net income (loss)	17,731	(16,055)	(36,478)

Earnings (loss) per share:
Basic—as reported	$0.91	$(0.09)	$(0.49)
Basic—pro forma	$0.55	$(0.50)	$(1.14)
Diluted—as reported	$0.90	$(0.09)	$(0.49)
Diluted—pro forma	$0.54	$(0.50)	$(1.14)

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

For information about the stock option plans and assumptions used in calculating the pro forma information, see note 8b.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

s.    Comprehensive income (loss)

In addition to net income (loss), other comprehensive income (loss) includes gains or losses in respect of derivative instruments designated for cash flow hedge, see q. above.

t.    Earnings (loss) per share (“EPS”)

Basic EPS are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted EPS, the potential dilutive effect of outstanding stock options is taken into account using the treasury stock method. In the years ended December 31, 2003 and 2002 stock options were not taken into account since their effect was anti-dilutive.

u.    Recently issued accounting pronouncements:

FAS 123 (Revised 2004) Share-based Payment

In December 2004, the FASB issued the revised FAS No. 123, “Share-Based Payment” (FAS 123(R)), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for: (a) equity instruments of the Company; or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB 25, “Accounting for Stock Issued to Employees”, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the United States Securities and Exchange Commission delayed effectiveness for companies with fiscal years ending December 31 (such as the Company) to January 1, 2006. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company expects that upon the adoption of FAS 123(R), it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123(R), the Company’s financial statements for periods prior to the effective date of the Statement will not be restated.

The Company expects that this Statement will have a material effect on its results of operations.

FAS 151 Inventory Costs—an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs—an amendment of ARB 43, Chapter 4” (FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material, requiring that these items be recognized as current-period charges. In addition, this Statement requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company); however earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on its financial statements or its results of operations.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

EITF Issue 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock

In July 2004, the FASB issued EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of the investee, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The provisions in EITF Issue No. 02-14 are effective for reporting periods beginning after September 15, 2004 (October 1, 2004 for the Company). The adoption of EITF 02-14 by the Company did not have any effect on the Company’s financial statements or its results of operations.

EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB postponed the implementation of the accounting provisions of EITF Issue No. 03-1; however, the disclosure requirements remain effective and have been adopted by the Company in these financial statements. The Company will evaluate the effect, if any, of EITF Issue No. 03-1 when final guidance is released.

NOTE 2—PROPORTIONATE CONSOLIDATED COMPANY

The joint venture Frontline, an Israeli limited partnership, is owned equally by the Company and Valor Computerized Systems Ltd. (“Valor”) and combines the former CAM operations of the Company and Valor.

The Company’s wholly-owned subsidiaries market and provide customer support in respect of Frontline’s products.

The Company’s interest in Frontline is presented in the consolidated financial statements using the proportionate method of consolidation (see note 1b). As a result, the consolidated balance sheets as of December 31, 2004 and 2003, the consolidated statements of operations and the consolidated cash flow statements for each of the three years in the period ended December 31, 2004, reflect the assets, liabilities, operating results and cash flow components of Frontline on the basis of the Company’s percentage of holding.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following Frontline data is reflected in the Company’s consolidated financial statements on the basis of the Company’s percentage of holding:

	December 31
	2004	2003
	$ in thousands
1) Balance sheet data:
Assets:
Current assets	1,972	1,899
Property, plant and equipment—net	330	374
Severance pay funded	246	234

	2,548	2,507

Liabilities:
Current liabilities	833	409
Liability for employee rights upon retirement	406	443

	1,239	852

	Year ended December 31
	2004	2003	2002
	$ in thousands
2) Operating results data:
Revenues:
Sales of products	6,212	5,888	5,645
Services rendered	4,186	4,035	4,149
Cost of revenues:
Cost of products sold	(48)	(64)	(162)
Cost of services rendered	(2,164)	(2,097)	(1,449)
Research and development costs	(2,177)	(2,084)	(2,117)
Selling, general and administrative
expenses	(1,620)	(1,705)	(2,889)
Restructuring costs		(380)	(243)
Financial income (expenses)—net	7	(34)	9
Taxes on income		6	(6)

Net income	4,396	3,565	2,937

3) Cash flow data:
Net cash provided by operating activities	4,808	4,237	3,926

Net cash used in investing activities	(55)	(29)	(53)

Net cash provided by (used in) financing activities	1	(1)	(8)

As to stock options granted to employees of Frontline, see note 8b(3).

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—INVENTORIES:

	December 31
	2004	2003
	$ in thousands
Components:
For manufacturing of systems*	29,330	22,410
For servicing of systems	13,263	12,658

	42,593	35,068
Work in process	5,782	2,728
Finished products	23,150	15,194

	71,525	52,990

*	In the year ended December 31, 2003, the Company recorded a write-down in the amount of $7,448,000 due to the release of new generations of products resulting in obsolescence of certain components.

The changes in the provision are as follows:

	Year ended December 31
	2004	2003	2002
	$ in thousands
Balance at beginning of year	14,461	7,013	7,013
Additions during the year		7,448
Provision utilized upon disposal of inventories	(7,717)

Balance at end of year	6,744	14,461	7,013

NOTE 4—PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets, grouped by major classifications, is as follows:

	December 31
	2004	2003
	$ in thousands
Cost:
Machinery and equipment	27,246	25,966
Leasehold improvements	26,360	25,401
Building	987	987
Office furniture and equipment	24,022	21,537
Vehicles	657	720

	79,272	74,611
Less—accumulated depreciation and amortization	61,818	56,007

	17,454	18,604

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	Depreciation and amortization expenses totaled $6,035,000, $6,483,000 and $7,579,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

The amounts for the year ended December 31, 2003 do not include impairment charges of $378,000 in respect of leasehold improvements made in connection with the restructuring plans, see note 13d.

NOTE 5—OTHER INTANGIBLE ASSETS:

a.	The amortized balance of other identifiable intangible assets—mainly intellectual property—is composed as follows:

	December 31
	2004	2003
	$ in thousands
Original amount	12,786	12,786
Less—accumulated amortization	10,587	8,279

	2,199	4,507

b.	Amortization expenses totaled $2,308,000, $2,400,000 and $2,521,000 in the years ended December 31, 2004, 2003 and 2002, respectively, and do not include a $237,000 write-down of intellectual property included in restructuring cost as a result of terminating the activities of the subsidiary of Frontline in the year ended December 31, 2003, see note 13d.

Estimated amortization expense for each of the two years after 2004 is as follows:

$ in thousands
Year ending December 31:
2005	2,069
2006	130

NOTE 6—LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli law generally requires the payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company and its Israeli subsidiaries to their Israeli employees, based upon the number of years of service and the latest monthly salary, is partly covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Under labor agreements, these deposits and insurance policies are in the employees’ names and, subject to certain limitations, are the property of the employees.

The severance pay liability covered by the pension funds is not reflected in the financial statements as the severance pay risks have been irrevocably transferred to the pension funds.

The liability for employee rights upon retirement covers the severance pay liability of the Company and its Israeli and Japanese subsidiaries in accordance with labor agreements in force and based on salary components which, in the opinion of management, create entitlement to severance pay. The Company records the obligation as if it were payable at each balance sheet date on an undiscounted basis.

The Company and its Israeli subsidiaries may only make withdrawals from the funds for the purpose of paying severance pay.

b.	Most of the Company’s non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specific percentages of pay.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c.	Severance pay expenses were $3,906,000, $3,752,000 and $3,745,000 in the years ended December 31, 2004, 2003 and 2002, respectively. In the years ended December 31, 2003 and 2002, additional amounts of $1,892,000 and $8,152,000, respectively, were included in restructuring costs, see note 13d.

Defined contribution plan expenses were $807,000, $803,000 and $766,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

d.	The earnings (losses) on the amounts funded were $10,000, $15,000 and $(4,000) in the years ended December 31, 2004, 2003 and 2002, respectively.

e.	The Company expects the severance pay contributions in 2005 to be approximately $4 million.

f.	Upon reaching their normal retirement age, the Company’s employees are entitled to amounts based on the number of service years that will have accumulated upon their retirement dates and their last salary rates. The Company accrues for such payments regularly and does not expect to record additional expenses when paying such amounts to employees that reach their normal retirement age. The Company expects that such amounts will be paid mainly from recognized pension funds, deposits with severance pay funds and insurance policies.

NOTE 7—COMMITMENTS, CONTINGENT LIABILITY AND RESTRICTION PLACED IN RESPECT OF LIABILITIES:

a.	Commitments:

1)    Royalty commitments

Prior to December 2001, the Company was obligated to pay royalties to the Israeli Government relating to research and development grants received from the Office of Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”).

In December 2001, the Company reached an agreement with the OCS pursuant to which it agreed to pay $14,173,000 to the Government of Israel in settlement of all royalties (other than those payable by Orbograph) arising from sales after June 30, 2001 with respect to previous OCS grants to the Company, thereby settling all outstanding issues between it and the OCS relating to past grants received.

The Company initially decided to make this payment in five equal annual installments commencing in 2003. However, during 2003 the Company agreed with the OCS that the Company would accelerate payment of the balance owing under the above agreement. Accordingly, the Company paid approximately $8.7 million to the Government of Israel in 2003, and made a final payment of $6.2 million in January 2004. These payments were linked to the Israeli consumer price index (the “Israeli CPI”) and bore annual interest of approximately 5.2%.

The agreement with the OCS also enabled the Company to participate in another OCS program under which it became eligible to receive future research and development grants for the development of generic technologies without incurring any royalty obligations.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2004, the maximum contingent royalty expense was approximately $184,000.

Royalty expenses totaled $324,000, $362,000 and $309,000 in the years ended December 31, 2004, 2003 and 2002, respectively, and are included in the statements of operations among cost of products sold.

2)    Lease commitments:

Most of the premises occupied by the Company and certain subsidiaries are rented under various operating lease agreements. The lease agreements for the premises expire on various dates between 2005 and 2013.

Minimum lease commitments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2004, are as follows:

$ in thousands
Years:
2005	4,139
2006	3,398
2007	2,639
2008	2,247
2009-2011	2,311

14,734

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli CPI.

Rental expenses totaled $5,475,000, $5,712,000 and $6,197,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

The amounts for the years ended December 31, 2003 and 2002 do not include rental expenses of $365,000 and $1,957,000, respectively, which were included in restructuring costs, see note 13d.

b.	Contingent liability

The Company has received in the past, and may in the future receive, communications asserting that the technology used in some of its products requires third-party licenses. In addition, the Company has agreed to indemnify certain of its customers against intellectual property claims arising from the purchase and use of the Company’s products. Some customers of the Company that use certain products of the Company have received notices of infringement, alleging that methods carried out on equipment supplied by the Company and used in the inspection of PCBs in the course of manufacture infringe patents issued to third parties. Certain of these customers have notified the Company that they may seek indemnification from the Company for damages and expenses, which may result from this matter. To the date of issuance of these financial statements, no claims have been filed against the Company in this regard. The Company believes that the risk of its having to make payments in this regard is remote.

c.	Restriction placed in respect of liabilities

As of December 31, 2004, the Company had unutilized credit lines of approximately $50.2 million.

Under arrangements for the receipt of such credit lines, the Company entered into negative pledge agreements with certain banks. Pursuant to these agreements the Company has undertaken not to register floating charges on assets in favor of third parties without the prior consent of those banks.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 8—SHAREHOLDERS’ EQUITY:

a.	Authorized, issued and outstanding shares:

1)	The Ordinary Shares are traded in the United States on the Nasdaq National Market under the symbol ORBK.

2)	The Company has purchased 483,000 Ordinary Shares, which are held as treasury shares under Israeli law. For as long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at, or be counted as part of the quorum for, any meetings of shareholders of the Company.

3)	Under the Company’s share option plans (see b. below), options to purchase a total of 129,458, 150,323 and 152,444 Ordinary Shares were exercised in the years ended December 31, 2004, 2003 and 2002, respectively.

b.    Share option plans:

1)    The plans:

(a)	In June 1992, the shareholders of the Company approved the Orbotech Ltd. Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”). Under the 1992 Plan, as amended with shareholder approval when required, options to purchase an aggregate of 3,095,718 Ordinary Shares have, from time to time over the term of the 1992 Plan, been available to be awarded to employees of the Company and/or of other Israeli entities in which the Company holds at least a 50% equity interest. The 1992 Plan is, subject to the provisions of the Israeli Companies Law, 1999 (the “Companies Law”), administered by the Remuneration Committee of the Company’s Board of Directors (the “Committee”). The exercise price of options granted under the 1992 Plan may not be less than 85% of the fair market value of the Ordinary Shares on the date of the grant. However, in June 2000, the Company’s Board of Directors adopted a general policy not to award options at less than the fair market value of the Ordinary Shares at the time of the grant.

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

(b)

In July 1995, the shareholders of the Company approved the 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the “1995 Plan”). Under the 1995 Plan, as amended with shareholder approval when required, options to purchase an aggregate of 3,331,068 Ordinary Shares have, from time to time over the term of 1995 Plan, been available to be awarded to employees and consultants of non-Israeli subsidiaries of the Company. The 1995 Plan is, subject to the provisions of the Companies Law, administered by the Committee. The 1995 Plan authorizes the granting of incentive stock options complying with U.S. tax provisions for those participants subject to U.S. tax law (“ISO”s), and non-qualified stock options, which do not comply with such U.S. tax law provisions. The exercise price of options granted under the 1995 Plan may not be less than 100% of the fair market value of the Ordinary Shares on the date the option is granted in the case of ISOs, and not less than 85% of

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

their fair market value in the case of awards that are not ISOs. However, in June 2000, the Company’s Board of Directors adopted a general policy not to award options at less than the fair market value of the Ordinary Shares at the time of the grant.

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

As a result of a change made to Section 102 of the Israeli Income Tax Ordinance as part of the Israeli tax reform of 2003 (see note 9e), and pursuant to an election made by the Company thereunder, employees will be subject to a lower tax rate on capital gains accruing to them in respect of Section 102 awards made after December 31, 2002. However, the Company will not be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as it had previously been entitled to do under Section 102.

(e)	As of December 31, 2004, options for the purchase of an aggregate of 406,251 Ordinary Shares (including 1,625 that had been designated but not yet priced) were available for future awards under the 1995 Plan and the 2000 Plan.

Under these plans, options usually vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years, and expire between five to ten years from the date of grant. However, the general policy of the Company, adopted by the Company’s Board of Directors in June 2000, is that newly awarded options expire no later than five years following their grant. Options also generally expire upon notification that the grantee will be ceasing to be an employee of, or consultant to, the Company.

Ordinary Shares purchased upon the exercise of options have the same rights as other Ordinary Shares, immediately upon allotment.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)    Options granted to employees:

(a)	A summary of the status of the above plans in respect of options granted to employees as of December 31, 2004, 2003 and 2002, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2004		2003		2002
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Options outstanding at beginning of year	6,116,276	$27.63	5,660,190	$29.55	5,019,944	$31.99
Changes during the year:
Granted (1)(2)(3)	666,200	$18.39	1,111,413	$17.84	1,341,502	$19.55
Exercised	(128,307)	$12.02	(150,323)	$12.47	(146,819)	$11.31
Forfeited (4)	(319,886)	$28.78	(505,004)	$30.64	(554,437)	$32.40

Options outstanding at end of year	6,334,283	$26.91	6,116,276	$27.63	5,660,190	$29.55

Options exercisable at year end	3,750,455	$31.95	2,664,098	$32.42	1,718,546	$30.97

Weighted average fair value of options granted during the year (5)	$8.15		$4.81		$6.33

(1) Including options granted to:
The Company’s Chief Executive Officer (who is a director)			50,000	$16.26

Other directors			64,500	$17.61

(2)	In addition, as at December 31, 2004 and December 31, 2003, options to purchase a total of 1,625 and 8,475 Ordinary Shares, respectively, had been designated for future grant during 2005 and 2004, pursuant to the 1995 and 2000 Plans, at exercise prices equivalent to the market price of the Ordinary Shares at the designated date of grant as prescribed in the applicable option plan. The vesting period of such options commences upon the designated date of grant. For accounting purposes, until the exercise price was determined, such options were treated under APB 25 as a variable plan, with no effect on the Company’s results of operations. Upon determination of the exercise price the options were treated as a fixed plan, with no deferred compensation cost.

(3)	Made up as follows:

	Year ended December 31
	2004			2003			2002
	Number	Weighted average exercise price	Weighted average fair value	Number	Weighted average exercise price	Weighted average fair value	Number	Weighted average exercise price	Weighted average fair value
Options granted during the year at the following exercise prices:
Above market value				14,500	$22.27	2.90

At market value	666,200	$18.39	$8.15	1,096,913	$17.79	4.83	1,341,502	$19.55	$6.33

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)	Or redesignated pursuant to the changes in status of certain optionees, from employees of the Company to employees of Frontline, in respect of options to purchase a total of 4,300 Ordinary Shares, 77,500 Ordinary Shares and 10,400 Ordinary Shares, during the years 2004, 2003 and 2002, respectively. These redesignated options have not been included in calculating the weighted average exercise price of options forfeited.

(5)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31
	2004	2003	2002
Dividend yield	0%	0%	0%

Expected volatility	55%	41%	27%

Risk-free interest rate	1.93%	1.50%	1.89%

Expected life—in years	4.00	2.75	2.86

(b)	The following table summarizes certain information about options granted to employees which were outstanding and exercisable under the above plans as of December 31, 2004:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price
$		Years	$		Years	$
4.00 to 9.99	132,102	1.13	6.43	132,102	1.13	6.43
10.00 to 19.99	2,897,833	3.04	16.14	1,123,489	2.24	15.66
20.00 to 29.99	1,502,773	2.40	24.69	793,725	1.95	24.99
30.00 to 39.99	334,340	2.65	36.89	315,662	2.73	36.93
40.00 to 49.99	693,010	2.66	44.12	611,252	2.88	44.28
50.00 to 59.99	570,225	1.01	51.32	570,225	1.01	51.32
60.00 to 66.99	204,000	0.65	66.42	204,000	0.65	66.42

4.00 to 66.99	6,334,283	2.53	26.91	3,750,455	2.01	31.95

(c)	As to pro forma information assuming the Company had applied the fair value recognition provisions of FAS 123, see note 1r.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3)    Options granted to non-employees:

(a)	A summary of the status of the above plans in respect of options granted to employees of Frontline (a 50%-owned joint venture, see note 2) and to consultants as of December 31, 2004, 2003 and 2002, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2004		2003		2002
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Options outstanding at beginning of year	257,825	$29.77	178,375	$25.51	140,802	$27.69
Changes during the year:
Granted (1)(2)	13,850	$17.92	125,300	$20.80	58,748	$19.49
Exercised	(1,151)	$16.41			(5,625)	$11.95
Forfeited	(16,000)	$28.11	(45,850)	$22.01	(15,550)	$33.19

Options outstanding at end of year	254,524	$29.60	257,825	$29.77	178,375	$25.51

Options exercisable at end of year	168,563	$34.05	115,179	$35.18	67,101	$24.26

Weighted average fair value of options granted during the year (3)	$10.33		$12.49		$5.61

(1)	The options were granted at market value.

(2)	Or redesignated pursuant to the changes in status of certain optionees, from employees of the Company to employees of Frontline, in respect of options to purchase a total of 4,300 Ordinary Shares, 77,500 Ordinary Shares and 10,400 Ordinary Shares, during the years 2004, 2003 and 2002, respectively. These redesignated options have not been included in calculating the weighted average exercise price of options granted.

(3)	The fair value of each option granted is estimated on the date at which a commitment for performance by the optionee to earn the option is reached, using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31
	2004	2003	2002
Dividend yield	0%	0%	0%

Expected volatility	53%	41%	27%

Risk-free interest rate	2.50%	1.50%	1.50%

Expected life—in years	4.00	2.75	2.75

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	The following table summarizes certain information about options granted to employees of Frontline and to consultants which were outstanding and exercisable under the above plans as of December 31, 2004:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price
$		Years	$		Years	$
10.00 to 19.99	103,824	2.37	15.57	60,807	1.76	14.78
20.00 to 29.99	66,412	2.77	24.67	26,414	1.85	25.56
30.00 to 39.99	6,300	1.36	35.29	4,731	1.36	35.29
40.00 to 49.99	21,963	0.83	46.23	20,586	0.82	46.51
50.00 to 54.99	56,025	0.62	54.29	56,025	0.62	54.29

10.00 to 54.99	254,524	1.93	29.60	168,563	1.27	34.05

(c)	The amortization of deferred stock compensation in respect of options granted to employees of Frontline and to consultants in the years ended December 31, 2004, 2003 and 2002, was $1,000, $151,000 and $67,000, respectively.

c.    Dividends:

1)	The distribution of cash dividends in the amount of approximately $148 million out of retained earnings of approximately $248 million as of December 31, 2004 would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax (see notes 1o, 9a and 9g(3)).

2)	In the event that cash dividends are declared by the Company, such dividends would be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend in Israeli currency paid in respect of Ordinary Shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of repatriation.

NOTE 9—TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Approved Enterprise Law”)

Most of the production facilities of the Company and its Israeli subsidiaries have been granted “approved enterprise” status under the Approved Enterprise Law. The main benefit arising from such status is the reduction in tax rates on income derived from “approved enterprises”.

Since the Company is a “foreign investors’ company” as defined by the Approved Enterprise Law, it is entitled to a ten-year period of benefits (instead of a seven-year period).

Income derived from approved enterprises is tax exempt for a period of two or four years out of the ten-year period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining eight or six years of benefits is taxable at the rate of 15%-25%. The period of benefits relating to the approved enterprises expire in the years 2004 through 2010.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax benefits in respect of part of the production facilities of the Company have expired. Consequently, the portion of taxable income to which approved enterprise benefits apply is approximately 88% in each of the years ended December 31, 2004, 2003 and 2002.

In the event of distribution of cash dividends from income which was tax exempt as above, the Company would have to pay the 15%-25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution (see g(3) below and note 8c(1)).

The Company and its Israeli subsidiaries are entitled to claim accelerated depreciation in respect of equipment used by the approved enterprises during five tax years.

The entitlement to the above benefits is conditional upon the Company and its Israeli subsidiaries fulfilling the conditions stipulated by the Approved Enterprise Law and regulations published thereunder, and in the certificate of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the Israeli CPI and interest.

The Approved Enterprise Law was recently amended. These amendments are currently being evaluated by the Company.

b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI, or in the exchange rate of the Dollar for a “foreign investors’ company”. The Company and its Israeli subsidiaries are taxed under the Inflationary Adjustments Law.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.    Other applicable tax rates:

1)    Income from other sources in Israel

Income not eligible for the approved enterprise benefits mentioned in a. above is taxed at the regular rate. Through December 31, 2003, the corporate tax rate was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted so as to effect a gradual reduction in the corporate rate of tax from 36% to 30%, in the following manner: the rate in 2004 is 35%, in 2005 will be 34%, in 2006 will be 32% and in 2007 and thereafter will be 30%.

2)    Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

e.    Reform of the Israeli tax system

In 2002, Amendment to the Israeli Tax Ordinance (No. 132), 2002 (the “Israeli Tax Reform Law”) was published. The Israeli Tax Reform Law, which comprehensively reformed certain parts of the Israeli taxation system, entered into effect on January 1, 2003, although certain provisions are applied from later dates. The implementation of the Israeli Tax Reform Law did not have a material effect on the Company’s tax liability, except as described in note 8b(1)d.

f.    Carryforward tax losses

Carryforward tax losses totaled approximately $15.2 million at December 31, 2004, of which approximately $13.2 million will expire in the years 2006-2022 and approximately $2.0 million have no expiration date. A valuation allowance in the amount of approximately $4.8 million is recorded in respect of deferred tax assets resulting from these losses (see g(1) below).

Carryforward capital losses for tax purposes totaled approximately $2.2 million at December 31, 2004. Such losses have no expiration date. A full valuation allowance is recorded in respect of deferred taxes assets resulting from these losses (see g(1) below).

g.    Deferred income taxes:

1)	Provided in respect of the following:

	December 31
	2004	2003
	$ in thousands
Provision for vacation pay	698	597
Accrued severance pay	1,967	1,683
Carryforward tax losses	6,335	6,566
Research and development costs	5,570	4,188
Property, plant and equipment	50	50
Other	(2,280)	(65)

	12,340	13,019
Less—valuation allowance*	7,216	4,879

	5,124	8,140

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2004	2003	2002
	$ in thousands
Balance at beginning of year	4,879	8,468	8,360
Additions (reductions) during the year	2,337	(3,589)	108

Balance at end of year	7,216	4,879	8,468

2)	Deferred taxes are included in the balance sheets as follows:

	December 31
	2004	2003
	$ in thousands
Among current assets	1,123	3,391
Among non-current assets	4,001	4,749

	*5,124	*8,140

*	Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

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

The amount of tax that would have been payable had such exempt income earned through December 31, 2004 been distributed as dividends is approximately $23 million.

h.    Taxes on income included in the income statements:

1)	As follows:

	Year ended December 31
	2004	2003	2002
	$ in thousands
Current:
Israeli	303	45	(993)
Non-Israeli	1,027	1,207	942

	1,330	1,252	(51)

Deferred, see g. above:
Israeli	3,182	(311)	(886)
Non-Israeli	(166)	(880)	(162)

	3,016	(1,191)	(1,048)

	4,346	61	(1,099)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations (see d(1) above), and the actual tax expense:

	Year ended December 31
	2004	2003	2002
	$ in thousands
Income (loss) before taxes on income*	33,684	(1,932)	(16,659)

Theoretical tax expense (benefit) on the above amount	11,789	(696)	(5,997)
Less—tax benefits arising from approved enterprises	(4,201)	(2,766)	(3,389)

	7,588	2,070	(2,608)
Increase (decrease) in taxes resulting from:
Different tax rates applicable to non-Israeli subsidiaries	(3,125)	(1,281)	(1,455)
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes—net	1,276	3,210	2,556
Decrease in taxes resulting from utilization, in the reported year, of carryforward tax losses for which deferred taxes were not created	(3,607)
Other	(123)	(349)	300
Net change in valuation allowance	2,337	(3,589)	108

Actual tax expense (benefit)	4,346	61	(1,099)

* As follows:
Taxable in Israel	18,059	11,958	(11,242)
Taxable outside Israel	15,625	(10,026)	(5,417)

	33,684	(1,932)	(16,659)

i.    Tax assessments

Final tax assessments have been received by the Company through the tax year 2000.

NOTE 10—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.    Derivative instruments

As stated in note 1q, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risk. The notional amounts of these derivatives as of December 31, 2004 were as follows:

$ in millions
Forward exchange contracts for conversion of:
Euros into Dollars	10.2

Japanese yen into Dollars	25.5

Dollars into Israeli currency	8.5

Korean won into Dollars	2.1

Taiwan dollars into Dollars	4.3

Chinese RMB into Dollars	5.1

The terms of all of these currency derivatives are less than one year.

The following table summarizes activity in other comprehensive income related to derivatives classified as cash flow hedges held by the Company during the reported years:

	Year ended December 31
	2004	2003	2002
	$ in thousands
Balance at beginning of year	(1,043)	93	204
Unrealized gain (loss) from derivatives	(252)	(106)	109
Reclassifications into earnings from other comprehensive income	1,165	(1,230)	(240)
Tax effect	130	200	20

Balance at end of year	—	(1,043)	93

c.    Fair value of financial instruments

The fair value of financial instruments included in working capital is usually close or identical to their carrying amount. The fair value of non-current trade receivables, long-term investments and long-term liabilities also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

As to the fair value of held-to-maturity securities, see note 12b.

The fair value of derivatives as of December 31, 2004 constituted an asset and a liability of approximately $0.1 million and $0.2 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2004
	Israeli currency(a)		Other non-Dollar currencies(c)
	Unlinked	Linked(b)
	$ in thousands
Assets—current	8,265	111	72,416

Liabilities—current	15,339	2,971	25,649

(a)	The above does not include balances in Israeli currency linked to the Dollar.
(b)	To the Israeli CPI.
(c)	As to hedging transactions entered into by the Company in order to maintain the Dollar value of net assets in non-Dollar currencies, see note 10.

NOTE 12—SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.    Cash and cash equivalents

The balances as of December 31, 2004 and 2003 include $68,497,000 and $102,560,000, respectively, of highly liquid bank deposits. The deposits are mainly denominated in Dollars and bear interest. The annual interest rate as of December 31, 2004 was 0.90%-2.90%.

b.    Marketable securities:

1) Held-to-maturity securities: At December 31, 2004 and 2003 the amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	$ in thousands
December 31, 2004:
Quoted Israeli corporate debentures	4,187	4,244	62	5
Quoted non-Israeli corporate debentures	33,055	32,857	4	202
U.S. Treasury notes	7,207	7,137	62	132

	44,449	44,238	128	339

December 31, 2003:
Quoted Israeli corporate debentures	10,000	10,000
Quoted non-Israeli corporate debentures	13,817	17,772	2	40
U.S. Treasury notes	3,011	3,016	5

	26,828	30,788	7	40

It is expected that the debt securities would not be settled at a price less than the amortized cost of the investment. Because the Company has the capability, and intends, to hold this investment until a recovery of fair value, which may be maturity, it does not consider the investment in these debentures to be other-than-temporarily impaired at December 31, 2004.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)	The marketable securities are presented in the balance sheets as follows:

	December 31
	2004	2003
	$ in thousands
Among current assets:
Held-to-maturity securities	14,462	10,999

As long-term investments:
Held-to-maturity securities	* 29,987	15,829

	44,449	26,828

* The above securities mature as follows:
2006	13,728
2007	10,958
2008	4,282
2009	1,019

	29,987

c.    Short-term bank deposits

The deposits are denominated in Dollars and bear interest. The annual interest rate at December 31, 2004 was 2.23%.

d.    Accounts receivable:

	December 31
	2004	2003
	$ in thousands
1) Trade—allowance for doubtful accounts (see also note 13c(2))	5,168	4,282

2) Other:
Employees	1,544	1,296
Prepaid expenses	3,689	2,789
Deposits in respect of rent	3,812	3,005
Israeli Government departments and agencies (mainly value added tax refundable)	4,210	2,251
Advance payments to suppliers	2,103	2,138
Sundry	4,491	6,771

	19,849	18,250

e. Accounts payable and accruals:
1) Deferred income:
Deferred income from sales of products, net (1)	4,595
Deferred revenue relating to warranty commitments(2)	17,274	10,066
Deferred service revenue	855	1,148

	22,724	11,214

(1) As follows:
Cash proceeds upon sales of products to be recognized in future periods	17,550
Less—applicable product costs	12,955

	4,595

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2) The changes in deferred revenues relating to deferred warranty commitments:
	Year ended December 31
	2004	2003	2002
	$ in thousands
Balance at beginning of year	10,066	8,921	8,902
Revenue recognized during the year	(14,621)	(12,848)	(9,462)
Deferred revenue relating to new sales	21,829	13,993	9,481

Balance at end of year	17,274	10,066	8,921

		December 31
		2004	2003
		$ in thousands
2) Other:
Employees and employee institutions		17,156	12,376
Israeli Government departments and agencies		3,639	4,263
Advances from customers		478	747
Accrued restructuring costs, see note 13d			2,589
Accrued expenses		9,564	6,140
Sundry		4,389	7,561

		35,226	33,676

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA:

a.    Segment and geographical information:

Operating segments:

1)	General

The Company’s reportable operating segments are as follows:

(a)	Production Support Solutions for the Electronics Industry—design, development, manufacture, marketing and/or service of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, primarily AOI and process control systems and CAM and imaging solutions principally for application in the production of PCBs and FPDs. In view of their overall inter-dependence and the similarity of their long-term economic characteristics, products and services, production processes, classes of customers and methods of distribution, all these operations have been aggregated.

(b)	Automatic Check Reading—development and marketing of automatic check reading software to banks and other financial institutions.

2)	Information on revenues and assets of the reportable operating segments:

(a)	Measurement of revenues and assets of the operating segments:

The measurement of revenues and assets of the reportable operating segments is based on the same accounting principles applied in these financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Segment income or loss reflect the income or loss from operations of the segment and do not include financial income—net, taxes on income, share in losses of associated company and minority share in profits, since those items are not allocated to the segments.

(b)	Financial data relating to reportable operating segments:

	Production Support Solutions for the Electronics Industry	Automatic Check Reading	Total
	$ in thousands
Year ended December 31, 2004:
Revenues from unaffiliated customers:
Sales of products	239,185	6,372	245,557
Services rendered	66,732	2,879	69,611

Total revenues	305,917	9,251	315,168

Operating income	33,678	1,699	35,377

Assets (at end of year)	420,981	9,434	430,415

Expenditures for segment assets	4,708	195	4,903

Depreciation and amortization	8,131	212	8,343

Year ended December 31, 2003:
Revenues from unaffiliated customers:
Sales of products	154,798	8,163	162,961
Services rendered	63,248	2,183	65,431

Total revenues	218,046	10,346	228,392

Operating income (loss)	(6,442)	2,827	(3,615)

Assets (at end of year)	356,739	9,287	366,026

Expenditures for segment assets	3,804	53	3,857

Depreciation and amortization	8,677	206	8,883

Year ended December 31, 2002:
Revenues from unaffiliated customers:
Sales of products	146,856	7,443	154,299
Services rendered	60,671	1,398	62,069

Total revenues	207,527	8,841	216,368

Operating income (loss)	(21,235)	1,688	(19,547)

Assets (at end of year)	364,707	7,891	372,598

Expenditures for segment assets	4,431	160	4,591

Depreciation and amortization	9,892	208	10,100

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c)	Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31
	2004	2003	2002
	$ in thousands
Total assets of reportable segment at year end	430,415	366,026	372,598
Assets not allocated to segments	13,456	20,422	14,571

Consolidated assets at year end	443,871	386,448	387,169

Geographical information:

1)	Revenues—classified by geographical area (based on the location of customers):

	Year ended December 31
	2004	2003	2002
	$ in thousands
Sales of products:
North America (mainly the United States)	26,113	21,889	16,846
Europe	23,377	11,819	9,507
Japan	24,450	37,261	27,245
Taiwan	78,527	50,404	41,854
China	56,990	26,407	29,750
Korea	24,663	6,042	16,268
Other Far Eastern countries	10,606	8,770	12,452
Other	831	369	377

Total sales of products	245,557	162,961	154,299

Services rendered:
North America (mainly the United States)	14,504	13,249	16,052
Europe	11,242	10,272	9,710
Japan	9,694	9,271	8,690
Taiwan	14,746	14,776	13,122
China	12,091	10,095	7,040
Korea	4,223	4,220	4,016
Other Far Eastern countries	2,827	3,257	3,041
Other	284	291	398

Total services rendered	69,611	65,431	62,069

	315,168	228,392	216,368

2)	Most of the Company’s long-lived assets are located in Israel.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.    Cost of revenues:

	Year ended December 31
	2004	2003	2002
	$ in thousands
1) Cost of products sold:
Materials and subcontractors	103,048	64,658	58,603
Labor costs	9,979	8,268	12,110
Overhead and other expenses	6,580	6,142	7,682

	119,607	79,068	78,395

2) Costof services rendered:
Materials consumed	14,081	12,769	11,417
Labor costs	26,333	24,369	25,556
Overhead and other expenses	16,514	14,711	14,916

	56,928	51,849	51,889

c.    Selling, general and administrative expenses:

	Year ended December 31
	2004	2003	2002
	$ in thousands
1) Comprisedas follows:
Selling	38,860	36,219	39,124
General and administrative	14,091	11,781	11,060

	52,951	48,000	50,184

2) Thechanges in allowance for doubtful accounts are comprised as follows:
Balance at beginning of year	4,282	3,275	2,631
Increase during the year	910	1,514	1,390
Bad debt written off	(24)	(507)	(746)

Balance at end of year	5,168	4,282	3,275

d.    Restructuring costs:

1)	The consolidated statements of operations for the years ended December 31, 2003 and 2002 included restructuring costs in the Production Support Solutions for the Electronics Industry segment totaling approximately $3.8 million and $10.7 million, respectively. During the years ended December 31, 2003 and 2002, the Company implemented restructuring plans which included the dismissal of a total of approximately 205 employees and the closing and consolidation of certain of the Company’s offices.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)	The primary components of the restructuring costs are:

	Year ended December 31
	2003	2002
	$ in thousands
Costs relating to workforce reduction	2,387	8,301
Costs relating to consolidation of the Company’s offices, see also note 4b	1,162	2,432
Frontline intellectual property write-off	237

	3,786	10,733

The 2002 program

During 2002, the Company initiated a restructuring program designed to reduce its cost structure (the “2002 Program”). The 2002 Program incorporated adjustments (including staff dismissals) to the infrastructures of certain of the Company’s United States and European subsidiaries, motivated primarily by the shift in sales activity from the United States and Europe to other geographical locations, as well as the restructuring of various operational activities both in Israel and in certain other of the Company’s subsidiaries. The 2002 Program resulted in total restructuring charges to the Company of $10.7 million.

All liabilities relating to the 2002 Program were paid during 2003 or the first quarter of 2004.

The implementation of the 2002 Program in the United States, which represented $4.3 million of the total charges of $10.7 million, consisted of the dismissal of 55 persons who had been employed by the Company’s North American subsidiary and the closure of two of the Company’s satellite offices, both located in California. This element of the 2002 Program was concluded by March 2004, and resulted in an estimated annual cost reduction to the Company of approximately $3.6 million, which was in line with original estimates.

The implementation of the 2002 Program in Europe, which represented $3.8 million of the total charges of $10.7 million, consisted of the dismissal of 33 persons who had been employed by certain of the Company’s European subsidiaries, and the closure of two of the Company’s satellite offices, located in Finland and France. This element of the 2002 Program was concluded by March 2004, and resulted in an estimated annual cost reduction to the Company of approximately $4.0 million, which was in line with original estimates.

The implementation of the 2002 Program in Israel and the Company’s other subsidiaries, which represented $2.6 million of the total charges of $10.7 million, consisted of the dismissal of 62 employees in Israel and 11 employees of the Company’s other subsidiaries, and the closure of one satellite office in Japan. This element of the 2002 program was concluded during the first quarter of 2004, and resulted in an estimated annual cost reduction to the Company of approximately $4.7 million, which was in line with original estimates.

The 2003 program

During the fourth quarter of 2003, the Company initiated a restructuring program designed to further reduce its cost structure (the “2003 Program”). The 2003 Program incorporated adjustments (including staff dismissals) to the infrastructures of certain of the Company’s European subsidiaries, motivated primarily by the continued shift in sales activity from Europe to other geographical locations, as well as the restructuring of various operational activities both in Israel and in certain other of the Company’s subsidiaries. The 2003 Program resulted in total restructuring charges to the Company of $3.8 million, which were recorded in the fourth quarter of 2003. All liabilities relating to the 2003 Program were paid during the last quarter of 2003 or during 2004.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The implementation of the 2003 Program in Europe, which represented $2.0 million of the total charges of $3.8 million, consisted of the dismissal of nine persons who had been employed by certain of the Company’s European subsidiaries, and the closure of two of the Company’s satellite offices, located in the United Kingdom and Italy. This element of the 2003 Program was concluded by June 2004, and resulted in an estimated annual cost reduction to the Company of approximately $950,000, which was in line with original estimates.

The implementation of the 2003 Program in Israel and the Company’s other subsidiaries, which represented $1.6 million of the total charges of $3.8 million, consisted of the dismissal of 25 employees in Israel and 10 employees of the Company’s other subsidiaries, and the closure of one satellite office in Israel. This element of the 2003 Program was concluded during the first quarter of 2004, and resulted in an estimated annual cost reduction to the Company of approximately $2.8 million, which was in line with original estimates.

In addition, the 2003 Program included a $0.2 million charge related to a write-off of the intellectual property of a subsidiary of Frontline in the United Kingdom, the operations of which were terminated in the fourth quarter of 2003.

3)	The following table summarizes the activity in the restructuring provision for the years ended December 31, 2004:

	Balance at January 1, 2002	Year ended December 31, 2002			Balance at December 31, 2002	Year ended December 31, 2003		Balance at December 31, 2003	Year ended December 31, 2004	Balance at December 31, 2004
		Expenses	Reversal	Payments		Expenses	Payments		Payments
	$ in thousands
Costs relating to:
Workforce reduction	1,298	8,301		4,621	4,978	2,387	5,373	1,992	1,992	—
Consolidation of the Company’s offices	932	2,432	31	1,375	1,958	1,162	2,523	597	597	—
Write-off of intellectual property						237	237			—

	2,230	10,733	31	5,996	6,936	3,786	8,133	2,589	2,589	—

The balances at December 31, 2003 and 2002 relate to the 2003 and 2002 restructuring plans, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e.    Financial income—net:

	Year ended December 31
	2004	2003	2002
	$ in thousands
Income:
Interest:
In respect of bank deposits and securities	1,998	2,398	3,422
Other	67	271	376
Non-Dollar transaction gains net	42	1,552	586

	2,107	4,221	4,384

Expenses:
Interest:
On long-term liabilities		1,062	582
Costs relating to factoring of letters of credit and promissory notes	369	341	233
Other	486	439	681

	855	1,842	1,496

	1,252	2,379	2,888

f.    Earnings (loss) per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings (loss) per share:

	Year ended December 31
	2004	2003	2002
	In thousands
Weighted average number of shares issued and outstanding (net of treasury shares)—used in computation of basic earnings (loss) per share	32,251	32,031	31,972
Add—incremental shares from assumed exercise of options	673

Weighted average number of shares used in computation of diluted earnings (loss) per share	32,924	32,031	31,972

Diluted loss per share for the years ended December 31, 2003 and 2002 does not include 333,000 and 655,000 incremental shares from assumed exercise of options, respectively, because of their anti-dilutive effect since the Company had a net loss for these years.

NOTE 14—SUBSEQUENT EVENT:

In March 2005, Orbotech Medical Solutions Ltd. (“OMS”), a wholly-owned subsidiary of the Company, was incorporated and entered into an agreement to acquire all the assets of Imarad Imaging Systems Ltd. (“Imarad”), a privately held Israeli company which developed and manufactured high-performance, solid state gamma radiation detectors based on proprietary Cadmium Zinc Telluride crystal-growth technology, for $7 million. In addition, subject to the achievement of agreed sales milestones, OMS will make payments to Imarad on sales through the end of 2008, up to a maximum of $26 million.