Form 20-F
period 2005-12-31
ORBOTECH LTD
filed 2006-03-30
CIK 749037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

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

As of December 31, 2005, the Registrant had outstanding 32,373,234 Ordinary Shares1, NIS 0.14 Nominal (par) Value each

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act, during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer  ☐          Accelerated filer  ☒            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.    Item 17  ☐    Item 18  ☒

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

[1]	Does not include a total of 7,506,787 Ordinary Shares, 5,688,063 of which were subject to outstanding stock options granted pursuant to the Company’s equity remuneration plans (3,742,698 of which had vested) and 1,818,724 of which remained available for future equity awards pursuant to such plans, both as of December 31, 2005, comprised of:

(a)	575,157 Ordinary Shares issuable pursuant to options under the Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”), all of which had fully vested;

(b)	24,375 Ordinary Shares issuable pursuant to an option granted to a consultant to the Company under the Stock Option Plan for Consultants of Orbotech Ltd. (1998) (the “1998 Plan”), which had fully vested; and

(c)	6,907,255 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:

(i)	5,088,531 Ordinary Shares were subject to options that had been granted (of which 3,143,166 had vested); and

(ii)	1,818,724 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan.

Also does not include 483,000 Ordinary Shares purchased by the Company during 2000, and 299,122 Ordinary Shares purchased by the Company during 2005, all of which are held as dormant shares under Israeli law. For so long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Introduction

This Annual Report on Form 20-F relates to the Ordinary Shares New Israeli Sheqels 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Annual Report, references to the Company are, unless the context otherwise requires, intended to be to the Company and its consolidated subsidiaries and joint venture.

Orbotech is principally engaged in the design, development, manufacture and marketing of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”) and process control systems for bare and assembled printed circuit boards (“PCB”s) and for flat panel displays (“FPD”s), and imaging solutions for PCB production. In addition, the Company markets computer-aided manufacturing (“CAM”) solutions for PCB production. Through its subsidiary, Orbograph Ltd. (“Orbograph”), the Company also develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. The Company is continuing to develop technologies for use in other applications both within and outside the electronics industry. The Company also derives a significant portion of its revenues from the service and support of its products.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report may contain certain forward-looking statements and information with respect to the business, financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “will”, “should” or “anticipates”, the negatives thereof or other variations thereon or comparable terminology, or by discussions of strategy. Such statements include, but are not limited to, certain statements appearing in Item 3—Key Information—Risk Factors; Item 4—Information on the Company and Item 5—Operating and Financial Review and Prospects regarding trends in the electronics and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2006 and beyond, and are derived from beliefs and assumptions of the Company’s management based, in part, upon information currently available to the Company. Such statements reflect the present views of the Company with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors which may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, the timing and strength of new product offerings, pricing strategies of the Company and its competitors, mix of product and service revenues, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s intended customers, changes in the Company’s business strategy or those of its competitors, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms (or at all) or to continue to meet its liquidity needs, changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

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

3.A    Selected Financial Data

The consolidated statement of operations data set forth below with respect to the years ended December 31, 2005, 2004 and 2003, and the consolidated balance sheet data as of December 31, 2005 and 2004, have been derived from the Consolidated Financial Statements listed in Item 18 (the “Financial Statements”), which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. The consolidated statement of operations data set forth below with respect to the years ended December 31, 2002 and 2001, and the consolidated balance sheet data as of December 31, 2003, 2002 and 2001, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth below should be read in conjunction with Item 5—Operating and Financial Review and Prospects, and the Financial Statements.

Statement of Operations Data:

(in thousands except per share data)

	Year Ended December 31,
	2005	2004	2003	2002	2001
Revenues	$379,923	$315,168	$228,392	$216,368	$301,904
Cost of revenues:
Cost of products sold and services rendered	216,732	176,535	130,917	130,284	162,293
Write-down of inventories (1)	—	—	7,448	—	7,013
Settlement with the Government of Israel in respect of research and development grants received (2)	—	—	—	—	14,173
Total cost of revenues	216,732	176,535	138,365	130,284	183,479
Gross profit	163,191	138,633	90,027	86,084	118,425
Research and development costs:
Expenses incurred	56,718	49,716	42,057	44,384	50,047
Less—government participations (2)	957	1,719	2,601	2,191	—

Net research and development costs	55,761	47,997	39,456	42,193	50,047 (3)
Selling, general and administrative expenses	59,389	52,951	48,000	50,184	58,612
Amortization of goodwill and other intangible assets	2,635	2,308	2,400	2,521	7,291
Restructuring costs (4)	—	—	3,786	10,733	6,149

Operating income (loss)	45,406	35,377	(3,615)	(19,547)	(3,674)
Financial income—net	3,503	1,252	2,379	2,888	4,730
Write-down of long-term investments (5)	—	(2,945)	(696)	—	—

Income (loss) before taxes on income	48,909	33,684	(1,932)	(16,659)	1,056
Taxes on income	5,598	4,346	61	(1,099)	(975)

Income (loss) from operations of the Company and its subsidiaries and joint venture	43,311	29,338	(1,993)	(15,560)	2,031
Share in profits (losses) of an associated company	102	196	(507)	(233)	—
Minority share in profits of consolidated subsidiary	(156)	(48)	(455)	—	—

Net income (loss)	$43,257	$29,486	$(2,955)	$(15,793)	$2,031

Earnings (loss) per share:
basic	$1.32	$0.91	$(0.09)	$(0.49)	$0.06
diluted	$1.30	$0.90	$(0.09)	$(0.49)	$0.06
Weighted average number of shares used in computation of earnings (loss) per share:
basic	32,658	32,251	32,031	31,972	31,819

diluted	33,338	32,924	32,031	31,972	32,871

Balance Sheet Data:

(in thousands)

	December 31,
	2005	2004	2003	2002		2001
Working capital	$302,392	$264,263	$238,808	$248,754		$256,027
Total assets	489,242	443,871	386,448	387,169		407,625
Long-term debt (net of current maturities)	—	—	—	11,906	(2)	11,338	(2)
Capital stock	104,964	99,972	98,310	96,564		94,195
Shareholders’ equity	366,388	325,280	293,089	295,434		308,969

(1)	The write-downs of inventories of $7.4 million in 2003 and $7.0 million in 2001 relate to excess inventories of components for certain of the Company’s PCB and FPD products. See Note 3 to the Financial Statements.

(2)	Prior to 2001, a portion of the Company’s research and development costs was funded by the Government of Israel, through the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel (the “OCS”), in the form of royalty-bearing participations. These amounts were deducted from the related research and development expenditures as incurred. In December 2001, the Company reached an agreement with the OCS (the “OCS Agreement”) pursuant to which it undertook to pay $14.2 million to the Government of Israel in settlement of all royalty obligations (other than those of Orbograph) arising from sales after June 30, 2001 with respect to previous OCS grants to the Company. Accordingly, the Company paid to the Government of Israel $8.7 million in 2003 and the remaining $6.2 million (which included interest and linkage components) in 2004. The OCS Agreement was also a pre-condition to Orbotech’s participation in another OCS program under which it became eligible to receive research and development grants without any royalty obligations and pursuant to which it received $1.0 million, $1.7 million, $2.6 million and $2.2 million during 2005, 2004, 2003 and 2002, respectively. See Item 4—Information on the Company; Item 5—Operating and Financial Review and Prospects—Research and Development Policy—Results of Operations; and Notes 1m and 7a(1) to the Financial Statements.
(3)	Net research and development costs for the year ended December 31, 2001 included $1.2 million in consideration for co-operation on joint research and development projects between the Company and Jenoptik AG (“Jenoptik”), a large, diversified German holding company engaged, in part, in high-end optics technology. This was effected by the issuance of 67,500 Ordinary Shares to an affiliate of Jenoptik.
(4)	The restructuring charges of $3.8 million in 2003, $10.7 million in 2002 and $6.1 million in 2001 relate to reductions in the Company’s workforce and the rationalizations of certain of its manufacturing and operating activities. See Note 13d to the Financial Statements.
(5)	The write-downs of long-term investments of $2.9 million in 2004 and $0.7 million in 2003 reflect the revaluation of the Company’s interests in two private Israeli companies.

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

Not applicable in Annual Report on Form 20-F.

3.D    Risk Factors

Investors, holders and prospective purchasers of Ordinary Shares and other persons reading this Annual Report should, in addition to having due regard to the Cautionary Statement Regarding Forward-Looking Information noted above, also give consideration to the information set forth below and elsewhere in this Annual Report concerning risks and uncertainties in connection with any investment in the Company’s Ordinary Shares:

(a)    Dependence on the Worldwide Electronics Industry

The predominant portion of the Company’s products are used by manufacturers of PCBs and FPDs in manufacturing processes employed in the production of virtually all major electronic products, particularly those associated with computers, televisions, telecommunications and portable electronic devices. As such, the Company depends very significantly upon the strength of the worldwide electronics industry, and in particular upon the need by those electronics component manufacturers to make continuing capital investments in systems and products, such as those marketed and sold by the Company, for use in their production and manufacturing processes. This need is a reflection, in turn, of the worldwide level of demand for the products and devices produced by these electronics component manufacturers. Demand for consumer end-products is normally a function of the prevailing global or regional economic environment and is negatively affected in circumstances of a general economic slow-down such as that which occurred from late 2000 until the middle of 2003.

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

There can be no assurance as to the future levels of demand for electronic products and devices and, correspondingly, as to the demand which may exist for PCBs or FPDs and, in turn, for the Company’s principal products. These factors, coupled with the Company’s limited ability to reduce its expenses due to the ongoing need for investment in research and development and to maintain the Company’s worldwide customer support operations, and the difficulties associated with any such reductions, could, in circumstances of reduced overall demand for electronic devices using PCBs and FPDs, have a material adverse effect on the Company’s business and results of operations, such as occurred during the years 2001 to 2003.

(b)    The Cyclical Nature of the PCB and FPD Industries

The PCB and FPD industries have in the past been, and continue to be, cyclical in nature, and have experienced periodic downturns, most recently in the years 2001 to 2003. Because the Company’s business relies considerably upon continuing capital investments by manufacturers of bare and assembled PCBs and the limited number of manufacturers of FPDs, it may be negatively affected in circumstances of a general economic slow-down, where the availability of capital resources for investment, particularly in the computer, television or telecommunications industries, is reduced. In addition, the timing and nature of capital expenditures by manufacturers of PCBs is usually such that the Company does not normally have a substantial volume of unfilled orders from such manufacturers, and products are generally shipped to those customers within a relatively short period after receipt of orders. As a result, the Company’s ability to foresee possible future changes in the total volume of such orders may be limited.

There can be no assurance as to the future levels of demand for electronic products and devices. Reduced demand for the inspection and other systems and products developed and sold by the Company caused by lower demand for PCBs or FPDs, or the loss of a major customer, coupled with the Company’s limited ability to reduce its significant expenditures for research and development and worldwide customer support operations, and the difficulties associated with any such reductions, could have a material adverse effect on the Company’s business and results of operations, such as occurred during the years 2001 to 2003.

For further information see Item 4—Information on the Company—Business Overview—The Company’s Products; Item 5—Trend Information.

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

The Company’s competitors in all product lines can be expected to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features, and these or other companies may in the future offer a broader or more comprehensive range of PCB or FPD yield-management products than the Company. Although the Company attempts to maintain its competitive position through its policy of substantial investment in research, development, marketing and operations, there can be no assurance that the Company will be able to continue to make such investments or that it will be able to achieve, in a timely manner, the technological advances necessary to develop new products and product enhancements to meet rapid change in manufacturing technologies required for PCBs and FPDs in order to maintain its current competitive position.

For further information see Item 4—Information on the Company—Business Overview—Competition.

(e)    Operation in International Markets

The Company anticipates that, as in the past, sales of products and services outside Israel will continue to account for virtually all of its revenues. In 2005, approximately 80% of the Company’s revenues from equipment sales were derived from sales in the Far East, including approximately 23% from sales in Taiwan, 21% from sales in Korea, 20% from sales in China and 13% from sales in Japan. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls and local standards, including the need to comply with stringent and evolving environmental protection laws and regulations as well as a wide variety of foreign and domestic import/export laws; political and economic instability; trade restrictions; exposure to multiple complex systems of taxation and international double taxation treaties; changes in tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. These factors may operate to have a material adverse effect on the Company’s business, financial condition and results of operations (see Item 4—Information on the Company—Marketing, Sales and Support; and Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Effective Corporate Tax Rate; Geographical Analysis; Worldwide Economic Situation; and Cost of Revenues).

(f)    Ability to Obtain and Retain Qualified Staff

The Company’s success depends, in significant part, upon its continuing ability to attract and retain highly qualified managerial, scientific, technical, sales and marketing personnel. Demographic trends, non-availability of appropriately qualified and skilled employees, competition for the services of highly specialized employees such as computer software programmers and hardware engineers, financial market conditions and future business decisions of the Company and its competitors may all operate in a manner detrimental to the Company, thereby having a material adverse effect on the Company’s business and results of operations (see Item 4—Information on the Company—Strategy; Competition; Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Geographical Analysis; Worldwide Economic Situation; Cost of Revenues; and Item 6—Directors, Senior Management and Employees—Employees).

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

In addition, there can be no assurance that the Company’s products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by the Company with respect to patents or other proprietary rights or that the Company would prevail in any such proceedings. The Company has received in the past, and may receive in the future, communications asserting that the technology used in some of its products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in any litigation alleging infringement could result in the loss of proprietary rights, require the Company to develop non-infringing technology or enter into royalty or licensing agreements (which it may not be successful in achieving) or prevent the Company from manufacturing or selling its products.

For further information see Item 5—Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.

(h)    Foreign Currency Fluctuations

In 2005, 2004 and 2003, approximately 21%, 22% and 30%, respectively, of the Company’s revenues, and approximately 43%, 41% and 46%, respectively, of the Company’s expenses, were denominated in currencies other than the United States dollar (the “Dollar” or “$”). Because the Company’s financial results are reported in Dollars, fluctuations in the rates of exchange between the Dollar and non-Dollar currencies may have an adverse effect on the Company’s results of operations. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on the Company’s non-Dollar costs. The Company may, from time to time, take various measures designed to hedge, in part, its exposure to these effects. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on the Company’s financial condition and results of operations. See Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Liquidity and Capital Resources; Notes 10 and 11 to the Financial Statements; and Item 11—Quantitative And Qualitative Disclosures About Market Risk.

(i)    Write-down of Inventories

The life cycles of the Company’s PCB and FPD yield-enhancement and production support products are affected by the life cycles of the consumer electronic products in the manufacturing processes of which the Company’s products are utilized. The life cycles of these consumer products vary based upon a number of factors, but in some cases can be relatively short. While the Company monitors its production and inventory levels closely, inventory may become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes of PCB and FPD manufacturers. During periods of economic slowdown or rapid technological improvement this may result in significant charges for inventory write-downs, as occurred during 2003 and 2001, and the Company’s future operating results may be adversely affected by material levels of obsolete or excess inventories. See Note 3 to the Financial Statements.

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

(k)    Fluctuations in Periodic Operating Results

The timing of revenue recognition for the Company’s most expensive products, principally FPD-AOI systems for the most advanced generations of FPD fabrication facilities, may have a substantial effect on the Company’s periodic revenues and net income. Normally, the recognition of revenue from the sale of products occurs on delivery, subject to the receipt of a signed contract, purchase order or letter of agreement, the fee being fixed or determinable and collectability being reasonably assured. However, the time of delivery is not always in the Company’s control because of customer requirements, possible production delays and other factors. In addition, in limited circumstances, such as in the case of newly developed products, recognition of income may be deferred. See Item 5—Operating and Financial Review and Prospects—Trend Information.

(l)    Change of Accounting for Stock-Based Awards

Effective January 1, 2006, pursuant to the revised FAS No. 123, “Share-Based Payment” (“FAS 123(R)”) promulgated by the Financial Accounting Standards Board of the United States (the “FASB”), the Company is required to account for the fair market value of stock-based awards (stock options and restricted shares) as a compensation expense in its consolidated statements of operations. This applies to all such awards granted after the effective date as well as to the unvested portion of previous awards that were then outstanding. As a result, the Company’s net income and earnings per share will be materially reduced. Prior to the effective date, the impact on earnings per share for stock-based awards was disclosed on a pro forma basis, solely in a footnote to the financial statements, with certain exceptions. The impact on earnings per share from a historical perspective as a result of the adoption of FAS 123(R) is set forth in note 1r to the Financial Statements; however, the Company believes that this impact is not indicative of the impact subsequent to the effective date.

The compensation cost of stock-based awards commencing January 1, 2006, will depend on a variety of factors including the level and type of future awards and their terms; valuation considerations such as expected option life, volatility of the market price of the Ordinary Shares and applicable interest rates; and future levels of forfeitures of such awards. The Company is not currently able to estimate the additional compensation expense from future grants but will examine carefully this expense and its relation to net income when making future grants.

Certain of the factors used in determining the fair market value of stock-based awards, and therefore the related compensation expense to be recorded in the consolidated statements of operations over the vesting period, will be based on estimates at the date of grant. There will not be any adjustment to net income or shareholders’ equity in the event of forfeiture or expiration of vested awards or at the time of exercise of options even though the fair market value at that time may differ materially from the estimated fair market value at the date of grant.

Because of changes in industry practice and the adoption of FAS 123(R), the Company has modified the applicable terms of its equity remuneration plans and related policies. There can be no assurance that the reduction in net income and earnings per share arising from the inclusion of the cost of stock-based awards will not adversely affect the market price of the Ordinary Shares or the cost to the Company of raising capital. See Item 5—Operating and Financial Review and Prospects—Operating Results—Recently Issued Accounting Pronouncements; and Notes 1r and 8b to the Financial Statements.

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

On August 9, 1984, the Company made an initial public offering of its Ordinary Shares in the United States. The Ordinary Shares are listed on the Nasdaq National Market (“Nasdaq”) and are traded under the symbol ORBK.

Effective as of October 27, 1992, the Company acquired all the ordinary shares of Orbot Systems Ltd. (“Orbot”), a private Israeli company which was engaged primarily in the design, development, manufacture and marketing of AOI and process control systems for use in the manufacture of bare PCBs, and subsequently merged with Orbot with the Company as the surviving entity (the “Merger”). In connection with the Merger, the Company changed its name to Orbotech Ltd. The Merger was approved by the Tel Aviv-Jaffa District Court effective as of January 1, 1993.

(b)    Major Business Developments

The Company’s business initially centered upon the design, development, manufacture, marketing and service of AOI and process control systems and imaging solutions for use in the manufacture of bare PCBs, and since the Merger the Company has been the world’s leader in providing such systems. Since 1991, the Company has also been engaged, and has become the world leader, in the design, development, manufacture, marketing and service of AOI and process control systems for use in the manufacture of FPDs. Commencing in 1997, the Company has also been engaged in the design, development, manufacture, marketing and service of AOI and process control systems for use in the manufacture of assembled PCBs. In addition, since 1995, the Company has, through Orbograph, developed and marketed automatic check reading solutions to banks and other financial institutions, and has also developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing.

In 1996, the Company entered into an agreement with Jenoptik to establish a joint venture for the development of direct imaging technologies. During 2000, the Company acquired all of the right, title and interest in and to this joint venture, which is now wholly owned by the Company, in consideration for the issuance of 90,000 Ordinary Shares. An additional 67,500 Ordinary Shares were issued on March 15, 2002, in consideration for Jenoptik’s co-operation with the Company on joint research and development projects. For further information on direct imaging, see Item 4—Information on the Company—Business Overview—The Company’s Products—Bare PCBs.

In 1997, the Company commenced the design, development, manufacture and marketing of AOI systems for assembled PCBs through a limited partnership (“Orbotech-Schuh”), in which the Company initially held a 51% equity interest. In 2001, the Company exercised an option to acquire the remaining equity interest in Orbotech-Schuh. For further information on AOI systems for assembled PCBs, see Item 4—Information on the Company—Business Overview—The Company’s Products—Assembled PCBs.

In 1998, the Company entered into an agreement with Valor Computerized Systems Ltd. (“Valor”), an Israeli corporation, for the formation of a joint venture with respect to CAM software for PCB fabrication applications. The joint venture, Frontline P.C.B. Solutions Limited Partnership (“Frontline”), is owned equally by the Company and Valor and combines the former CAM operations of the Company and Valor. See Item 4—Information on the Company—Business Overview—The Company’s Products—Bare PCBs. The

Company’s interest in Frontline is presented in the Financial Statements by the proportionate method of consolidation. See Note 2a to the Financial Statements. Non-financial information presented herein, such as number of employees and properties utilized by the Company in its operations, does not include information as to Frontline.

In 1999, the Company acquired all the outstanding shares of KLA Acrotec Co. Ltd. (which was later renamed Orbotech Display Pacific Ltd.), a Japanese company then engaged in the design, development, manufacture and marketing of FPD-AOI systems. For further information on FPDs, see Item 4—Information on the Company—Business Overview—The Company’s Products—FPDs.

In March 2005, as part of the Company’s strategy of diversifying into new growth areas for imaging technologies, Orbotech Medical Solutions Ltd. (“OMS”), a wholly-owned subsidiary of the Company, was incorporated and acquired all the assets of Imarad Imaging Systems Ltd. (“Imarad”), a privately held Israeli company which developed and manufactured high-performance, solid state gamma radiation detectors, for $7 million. In addition, subject to the achievement of agreed sales milestones, OMS undertook to make payments to Imarad on sales through the end of 2008, up to a maximum of $26 million. Since this acquisition, OMS has focused on continuing research and development of solid state gamma radiation detectors, based on the proprietary Cadmium Zinc Telluride crystal-growth technology acquired from Imarad.

(c)    Recent Major Expenditures

During the period from January 1, 2005 to December 31, 2005, the Company’s capital expenditures totaled approximately $7.7 million (compared to $4.9 million during 2004 and $3.9 million during 2003), of which approximately $5.4 million (compared to $3.2 million during 2004 and $2.9 million during 2003) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $2.3 million (compared to $1.7 million during 2004 and $1.0 million during 2003) was expended upon various facilities of the Company’s subsidiaries, primarily outside Israel. Of these expenditures, approximately $4.0 million during 2005 (compared to $2.9 million during 2004 and $3.0 million during 2003) was for capital equipment and leasehold improvements and the balance of approximately $3.7 million (compared to $2.0 million during 2004 and $0.9 million during 2003) was related to information technology. Since January 1, 2003, the Company has not made any significant capital divestitures nor has it committed to any such divestitures. Other than further capital expenditures of the types and consistent with the amounts described above, there are no significant capital expenditures in progress by the Company.

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

The Company currently has two reportable operating segments: Production Support Solutions for the Electronics Industry, which, in 2005, accounted for approximately 97% of the Company’s revenues; and Other (principally Automatic Check Reading), which, in 2005, accounted for approximately 3% of the Company’s revenues. See Note 13a to the Financial Statements for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

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

(ii)    Diversify Into New Growth Areas For Imaging Technologies

The Company intends to continue developing its machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies for use in other applications both within and outside the electronics industry. The Company also intends to leverage its technology, expand its technological base and diversify into new growth areas for imaging technologies, through joint ventures with other companies and through acquisitions.

(iii)    Leverage Marketing, Distribution and Support Infrastructure

The Company intends to continue to utilize its extensive worldwide marketing and distribution channels and customer support capabilities, as well as its considerable accumulated experience in the marketing and sale of capital equipment and software, for the introduction and marketing of additional products both within and outside the electronics industry. The Company believes that its worldwide marketing and support network, with more than 650 employees in over 35 locations outside of Israel, and its experience in the marketing and sale of complex systems, afford it advantages over its competitors.

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

PCBs are manufactured through a series of complex steps. Generally, a board made of fiberglass (or other material with insulating qualities) is laminated with a conducting material. Holes are then drilled in a specific pattern into the board, either mechanically or by means of a laser beam, and the inner part of each hole is plated with conducting metal. The board is then coated with a thin layer of light-sensitive material (“photoresist”). A transparent film containing the desired circuitry pattern corresponding to the drilled pattern on the board (“production phototool”), which has been either copied from an artwork master or produced directly by a photoplotter connected to a computer-aided design/computer-aided manufacture (“CAD/CAM”) data base, is then laid on the photoresist. The board is then exposed to light, which transfers the conductor pattern from the production phototool to the photoresist. Alternatively, the conductor pattern may be transferred directly on to the photoresist without the use of a production phototool, using laser-based direct imaging technologies. Subsequent development of the photoresist and a chemical etching process leave the desired conducting metal pattern printed on the board after excess conducting material is removed. PCBs may be single-sided or double-sided, and more complex PCBs may be multilayered. Multilayered boards comprise the largest segment of the PCB industry.

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

The ongoing trend towards the more complex and smaller electronic components, which are used in sophisticated devices such as digital cameras, network servers, telecom base stations, mobile telephones and PDAs, requires the production of high-density PCBs with finer conductor lines, reduced spacing between those lines, smaller holes and multiple layers. For such complex, multilayer boards, production yield drops dramatically as the number of likely defects increases. The Company’s PCB-AOI products are of particular value to manufacturers of fine line and multilayered PCBs.

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

Verification and repair stations enable manufacturers to obtain an accurate picture of the defects occurring at various stages of production and, where possible, to repair them. This is of value to manufacturers since PCBs in which defects are detected must be either scrapped or repaired, depending upon the nature of the flaw. In addition, these process tools provide statistical and other information that may be useful to manufacturers in adapting and tailoring their manufacturing processes so as to reduce the recurrence of such defects. Since the verification process involves sorting of critical defects from false alarms and repair of the panel, it is generally performed separately from automated optical inspection.

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

CAM solutions are designed for application in the PCB pre-production phase to facilitate automation and integration of the design, tooling, production data and inspection needs associated with PCB production. The

Frontline CAM products marketed by the Company include archiving and engineering software solutions, which streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations. Frontline’s CAM solutions are offered through the Company, and Frontline supports the pre-existing installed base of CAM products of both the Company and Valor. The Company has also entered into certain marketing arrangements with Frontline.

In 2005, the Company’s bare PCB product lines accounted for approximately $201.1 million of revenues (including approximately $60.2 million related to service and support of those products), representing approximately 53% of the Company’s revenues. This compared with approximately $174.2 million of revenues (including approximately $55.9 million related to service and support of those products), representing approximately 55% of the Company’s revenues, in 2004, and approximately $133.4 million of revenues (including approximately $52.7 million related to service and support of those products), representing approximately 58% of the Company’s revenues, in 2003.

•	Bare PCB Products

Discovery Series.    The Discovery series, which was introduced in the fourth quarter of 2004, is intended for use in mid- to high volume PCB production and offers defect detection in line widths down to 45 microns with minimized false calls. The Discovery series is capable of achieving a throughput of up to 210 panel sides per hour for standard industry size PCBs (which are 18” x 24”) containing lines 100 microns in width. The series is powered by the Company’s, proprietary “SIP” (Simple, Intelligent, Powerful) Technology which, by combining user-friendly operation with intelligent detection and powerful performance, is designed to enable even inexperienced operators to achieve high quality AOI results with relatively little training.

Vision Series.    The Vision series of PCB-AOI systems is designed for the inspection of PCBs for which fluorescent technology is more suitable. The latest generation Vision system, the PowerVision, introduced in 2003, is designed to inspect lines down to 37 microns in width. The PowerVision enables high throughput and can inspect more than 160 panel sides per hour for PCBs containing lines 100 microns in width. The PowerVision features enhanced detection algorithms for the inspection of today’s advanced and complex PCB designs.

InFinex Series.    The InFinex series, which was introduced in 2002, enables the high-volume inspection of advanced packages (such as chip carriers), ultra fine-line designs (down to 12-micron line widths) and advanced mainstream PCBs. The series employs specialized morphology based algorithms to facilitate the detection of extremely fine defects in critical, hard-to-inspect areas, including wire and FlipChip bonding pads, resulting in accurate detection and a low rate of false calls on even the most complex design patterns. The InFinex 3000 systems were introduced in 2004, with scanning capabilities of 65 panel sides per hour for PCBs containing lines 25 microns in width. The latest system in this series, the InFinex 3500Plus, introduced in the third quarter of 2005, inspects down to 12-micron line widths.

Spiron Series.    The Spiron series, which was introduced in 2003, features a manual loading mechanism, making these systems particularly suitable for manual mass-production. The Spiron-8800 incorporates a dual loading table and is capable of throughput of up to 200 panel sides per hour for PCBs containing lines 125 microns in width. The dual loading table enables the operator to perform on-line verification of a panel that has just been inspected, concurrently with the inspection of the next board. This process, known as VIP (verification in parallel), results in a single AOI solution, incorporating both inspection and verification leading to a more efficient workflow, significant cost and labor savings, reduced panel handling and, ultimately, improved yield. In 2004, the Company introduced the AVIP (automatic verification in parallel) option, which enables the Spiron to perform most verification tasks in an automated manner, thereby facilitating a generally more reliable, predictable and efficient verification process.

Verification and Repair Stations.    The Company’s current offering of verification and repair stations is comprised of the latest model, the VeriSmart, which was introduced in 2004, and the previous model, the VRS-5. Both provide the operator with a crisp and magnified color image of the possible defect, as well as the image of the reference, which is essential for verification of high-density PCBs, and have been designed to maximize accuracy and throughput and to minimize floor space and operator fatigue and error. The operator defines critical defects, to which these verification and repair stations automatically allocate priority so as to avoid repairing other defects on a panel that will later be scrapped. Both the VeriSmart and VRS-5 communicate with the Company’s PCB-AOI systems, from which they directly and automatically retrieve defect data files of the panel being inspected. Their output can then be used by the customer for statistical analysis.

Direct Imaging.    The Company’s direct imaging solutions are comprised of advanced, laser-based direct imaging systems for use in the manufacture of fine feature PCBs at normal production rates. The Paragon-8000, introduced in the fourth quarter of 2004, operates with a diode pumped, solid state ultraviolet laser, which facilitates low power consumption, reduced cost of operations and extended laser life. The Paragon-8000 incorporates sophisticated optics allowing the exposure of an entire panel in one scan, and utilizes advanced digital techniques to enable wide process latitudes, digital image scaling and precise side-to-side registration. The single scan-line technique used to image the entire panel provides uniform exposure even on large panel surfaces. The system’s sophisticated filtering mechanisms and relatively small number of process steps reduce external contaminants and handling defects. The Paragon-8000 achieves effective imaging rates of up to 160 panel sides per hour in manual operation mode. Two models in the Paragon family have subsequently been released, the Paragon-6000, a lower-end version of the 8000 model, and the Paragon-9000, which is capable of achieving resolutions down to 15 microns.

Laser Plotters.    The Company’s LP-9008 family of external drum laser plotters incorporates sophisticated electro-optics, complex mechanical designs and patented multi-beam imaging technology, enabling them to achieve high geometrical accuracy, plotting speeds and image quality. The LP9008 laser plotter is capable of plotting at multiple resolutions down to one micron in certain configurations. Automated data interface to CAM systems, advanced automation and high capacity, multiple format film drawers allow continuous unattended operation for long periods of time, all under light-tight, dust-free conditions.

CAM and Engineering Solutions.    Frontline’s CAM and engineering products enable the automation of the Front End/Engineering department of PCB manufacturers. The line includes: Genesis 2000, a leading comprehensive pre-production CAM system; GenFlex, a new CAM solution for Flex and Rigid Flex PCB manufacturers which is based on Genesis technology; InPlan, a rules driven engineering solution that automates the manufacturing planning process while substantially reducing manufacturing costs through cycle time reduction, material selection optimization, quality improvement and scrap reduction; and InStack, a stand alone module of InPlan which enables PCB manufacturers more effectively to design their high layer count boards, including substantially reducing planning time and enabling substantial cost savings and quality improvement. All of Frontline’s CAM products are effectively integrated and share the same data using ODB++ data format.

(ii)    Assembled PCBs

•	General

Once manufactured, “bare” PCBs are mounted with the electronic components needed to perform the specified tasks, after which they are commonly referred to as “assembled” (or “populated”) PCBs. There are three main steps in the assembly of surface-mount devices. The first step, solder paste printing, is the application of solder paste on every contact point of the PCB. The second step, component placement, is the actual placement of the components on the PCB. The last step, reflow, is the process of melting the solder paste and cooling it to form a solder joint. Inspection, either manual or automated, is performed after some or all of these steps, depending upon the intended application and the complexity of the board. As PCB assemblies become smaller and denser, manual inspection becomes increasingly time consuming and inefficient, resulting in higher manufacturing costs, lower yields and more product returns.

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

In 2005, the Company’s assembled PCB product lines accounted for approximately $32.1 million of revenues (including approximately $3.0 million related to service and support of those products), representing approximately 9% of the Company’s revenues. This compared with approximately $34.0 million of revenues (including approximately $3.0 million related to service and support of those products), representing approximately 11% of the Company’s revenues, in 2004, and approximately $21.6 million of revenues (including approximately $2.1 million related to service and support of those products), representing approximately 9% of the Company’s revenues, in 2003.

•	Assembled PCB Products

Symbion Series.    The Company’s principal products for the inspection of assembled PCBs are in-line and off-line, post-paste, post-placement and post-solder inspection systems, known as the Symbion Series, and comprising the Symbion S36 and the Symbion P36.

The Symbion S36 series, introduced in mid 2005, includes inspection systems varying in throughput, inspection stage and price. These systems all provide high-level defect detection and repair cycles as well as accurate process data for fault prevention at the critical stages of post-reflow and post-placement inspection, thereby improving yields of even the most complex surface mount, through-hole and mixed technologies. The Symbion S36 is available in several configurations, differing principally in resolution and speed, each of which has been designed to provide high throughput in fine pitch surface mount technology lines, and in large board formats, and features three dimensional image acquisition, known as DPIX (dimensional picture image extraction) for high detection capabilities and reliable “first-pass” yields. The Symbion S36 series has been developed to meet the requirements of manufacturers of either high density or small component assembled PCBs, such as those used in personal computers, notebook motherboards, mobile applications or telecommunication transmission stations, whether produced in small or large batch sizes.

The Company’s Symbion P36 series consists of three dimensional solder paste AOI systems which have been designed to provide an AOI solution to the solder paste inspection needs of electronics assembly manufacturers. The Symbion P36 features three-dimensional imaging technology for area and volumetric measurements, at high speed and without compromising accuracy.

Vantage S22 Series.    The Vantage S22 series of AOI systems was introduced in the second half of 2005 and has been designed to address the requirements of mainstream PCB assembly technology by providing lower cost inspection solutions which support high volume production in small to medium sized manufacturing facilities. These systems support a similar product mix to the Symbion S36, such as motherboard, controller and automotive applications.

Verification and Repair Stations.    The Verifast 21 verification and repair station supports all of the Company’s assembled PCB-AOI systems and provides rapid repair cycles by means of clear and easy-to-use graphic user interface. It also offers accurate data for process control. The ergonomic design of the repair station facilitates the location of defects, either on screen or with a laser pointer that pinpoints failures on the PCB. The station operates in either fully automated in-line configuration, or in off-line mode.

Process Control Tools.    The Company’s suite of process control solutions, called the “Advisor” products, consists of: the Process Advisor, a quality process control which provides real time statistical process control, processes statistical data and visualizes inspection results, enabling manufacturers to identify undesirable process trends and problems; the Yield Advisor, a data analysis application which uses AOI and verification and repair station results for data input, enabling extensive monitoring and reporting of the PCB assembly process; and the Line Advisor, a process control and capability module package for measuring placement machine capability in post-reflow AOI.

(iii)    FPDs

•	General

FPDs, which include liquid crystal displays (“LCD”s), plasma displays, organic light-emitting diodes and other types of FPDs, are presently used as display screens for laptop and desktop computers, televisions, digital telephones, car navigation systems, video cameras and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications. FPDs offer various advantages over cathode ray tubes (“CRT”s), including the convenience associated with their significantly smaller physical depth and lower weight, and their relatively low levels of radiation and heat emission. The significant increase in the replacement of desktop CRTs by LCD-based FPDs for use in computers in recent years has also been due, in part, to the reduction in LCD unit costs resulting from technological improvements in LCD manufacturing processes. Recently, there has been a significant growth in sales of LCD wall-mounted television sets for home use, now estimated to comprise approximately ten percent of the worldwide sales of television sets. This increased demand has given rise to considerable investments by LCD manufacturers in order to facilitate the supply of LCDs for television requirements. The Company anticipates that there will be a further movement towards the replacement of CRTs by LCDs in computers, as well as in mid-size wall-mounted television sets for home use, audio visual applications and other electronic devices and applications.

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

A typical active matrix LCD consists of two transparent substrates (normally glass) separated by liquid crystal material. On one of the substrates an active array of transistors is built through a complex, multilayer photolithographic deposition process similar in many ways to semiconductor production. On the other substrate a color filter is attached. There are three transistors, one for each of the red, green and blue components of each picture element (commonly known as a “pixel”). In a typical XGA-quality color active matrix LCD there are a total of 2,360,000 transistors with geometric line widths for each transistor of approximately five microns. The color filter enables the display to attain color capability by selectively filtering out the light passing through each colored pixel controlled by these transistors to produce the desired color mix on the display. The high quality viewing demands imposed by LCD television applications have increased the need for manufacturers to employ stringent yield management tools such as the measurement and inspection systems developed and offered by the Company.

LCD manufacturers generally refer to the size of glass panels (as measured in length and width) in terms of successively numbered “generations”. Although there is no standard gauge that is strictly and uniformly applied by all LCD manufacturers, there does exist a broad understanding as to the glass size represented by each incremental generation number. Normally, fourth generation glasses are 730 x 920 mm in size, fifth generation 1,100 x 1,300 mm in size, sixth generation 1,500 x 1,850 mm in size and seventh generation 1,870 x 2,200 mm in size. Eighth generation glass panels, initial production of which is reportedly scheduled to commence during 2006, are planned to be 2,250 x 2,450 mm in size. By developing increasingly large glasses, manufacturers are able to take advantage of various economies of scale which are available in the LCD production process, thus enabling them to improve their overall productivity. In addition, larger glasses enable manufacturers to produce and market consumer products with larger screen sizes.

The technology traditionally utilized in producing LCDs is known as “Amorphous Silicon” or “a-Si”, which refers to the material from which the active portion of the transistors is manufactured. However, in recent years a technology known as Low Temperature Polysilicon (“LTPS”) has proven suitable for certain LCD manufacturing applications. Although LTPS requires more processing steps, as well as additional and higher resolution inspection, than Amorphous Silicon, it enables significantly better performance of the final LCD product. In addition, it allows for the integration of non-display components on to the display glass, which can have the effect of reducing the number of parts requiring assembly in the final product.

LCDs are susceptible to various defects, many of them resulting from the photolithographic and deposition processes mentioned above. Detection of these defects during the production process allows manufacturers to avoid the expense of further costly materials (which represent a substantial percentage of total costs), to repair defects, if possible, before they become inaccessible due to further manufacturing processes and to improve yields.

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

In 2005, the Company’s FPD product lines accounted for approximately $135.0 million of revenues (including approximately $9.9 million related to service and support of such products), representing approximately 36% of the Company’s revenues. This compared with approximately $97.8 million of revenues (including approximately $7.9 million related to service and support of such products), representing approximately 31% of the Company’s revenues, in 2004, and approximately $63.1 million of revenues (including approximately $8.5 million related to service and support of those products), representing approximately 28% of the Company’s revenues, in 2003.

•	FPD Products

FPI-7000 Series.    The FPI-7000 series of AOI systems employs an image acquisition system that enhances the inspected material contrast thereby enabling the inspection of a wide variety of layers. The FPI-7090 systems, which were introduced in 1999, are designed to handle fourth generation glass substrates. In 2001, the Company introduced the FPI-7590 systems to support fifth generation glass substrates.

FPI-6000 Series.    The FPI-6000 series of AOI systems offers high sensitivity at rapid inspection speed. In 1999, the Company introduced the 6090 FPD-AOI system for fourth generation size glass substrates, and in 2001 it introduced the FPI-6590 to support fifth generation glass substrates at a very high resolution of three microns. These systems complemented and expanded the Company’s range of FPD-AOI systems by broadening the scope of inspection solutions that the Company is able to offer to include engineering tool-process analysis for process setup.

InVision Series.    In 2002, the Company introduced an in-line inspection system, the Invision series, which is designed to be integrated into process equipment so as to provide rapid feedback on process failures. This series, which expands and complements the Company’s line of AOI solutions for FPD production, is designed to inspect glass at very high speeds which keep pace with the production line index, thereby enabling deployment of systems directly in line with other advanced production tools. The Invision series is available in three models that are designed to meet the technology needs of fifth, sixth and seventh generation glass sizes, at the sensitivity level required for each manufacturing stage. Each of these systems incorporates innovative inspection technology, including a purpose designed air-float table for accurate height positioning and non-contact handling of the glass.

SuperVision Series.    In 2003, the Company introduced a series of off-line, FPD-AOI systems, the SuperVision series. The SuperVision 650 system was the first FPD-AOI system designed to support sixth generation glass substrates. Subsequent SuperVision systems, including the SuperVision 760 and the SuperVision 880, support glass sizes up to and including eighth generation substrates. These systems incorporate a glass transportation technique based on air-float technology, and their customized camera and image processing architecture enable them to identify very small defects on large glass panels without compromising scan speed.

Pointer.    The Company also expanded the range of applications for which its FPD-AOI systems can be utilized, with the introduction in 2002 of the Pointer AOI, as an alternative to the traditional methods of electrical testing for open or short circuits. The Pointer AOI operates at relatively low running costs, can provide more comprehensive information than electrical testing methods and eliminates the risks of damage generally associated with mechanical probes.

Process Control Tools.    In 2003, the Company introduced the EYES-2020, an enhanced process monitoring system providing effective defect data analysis. It enables accurate process control, virtually in real time, and improves yields by counting, accumulating and analyzing AOI-generated defect data automatically. EYES-2020 also uses the data that it has collected to initiate certain parts of the AOI setup process of systems, thereby eliminating the need for LCD manufacturers to devote time and other resources for that purpose. The Company believes that the combination of AOI and EYES allows LCD manufacturers to achieve high quality, comprehensive and reliable process control.

Critical Dimension and Overlay Measurement.    In 2005, the Company introduced an optional add-on feature to its FPD-AOI systems called “critical dimension and overlay measurement”, or “CD/O”. CD/O enables accurate measurement of critical features on the glass panel, such as conductor widths and layer to layer registration, and represents the first “process metrology” solution offered by the Company to LCD manufacturers. Process metrology, a key method utilized by LCD manufacturers to monitor and stabilize the manufacturing processes, has traditionally been performed by means of dedicated, stand-alone CD/O measuring systems. The Company believes that by offering these solutions as an integral part of its FPD-AOI systems, it will be possible to save valuable clean room space, reduce equipment and handling overheads and minimize the potential risks associated with the movement of glass panels through the fabrication plant. Furthermore, application of the CD/O as part of the Company’s in-line AOI systems increases the likelihood of detecting process or equipment problems significantly earlier in the manufacturing process, thereby reducing waste of expensive work in process. As with other AOI data, CD/O data is also conveyed to Orbotech’s EYES-2020 yield management station for statistical analysis, auto-alarming and storage.

(iv)    Automatic Check Reading

•	General

Through Orbograph, the Company develops, and markets by way of system integrators and solution providers, automatic check reading solutions to banks and other financial institutions. Orbograph has also developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. By using Orbograph’s automatic check reading products, customers substantially reduce their manual labor costs, while at the same time generally achieving greater accuracy than human operators. During 2005, Orbograph expanded its customer base to include more large banks and financial institutions. Orbograph also expanded its network of partners to include solution providers that focus on large financial institutions and made initial installations of its software for check fraud detection and prevention at major United States banks. The Company believes that Orbograph is currently a leading provider of automatic check reading software.

In 2005, the Company’s check reading product lines accounted for approximately $11.5 million of revenues (including approximately $3.5 million related to service and support of those products), representing approximately 3% of the Company’s revenues. This compared with approximately $9.2 million of revenues (including approximately $2.8 million related to service and support of those products), representing approximately 3% of the Company’s revenues, in 2004, and approximately $10.3 million of revenues (including approximately $2.1 million related to service and support of those products), representing approximately 5% of the Company’s revenues, in 2003.

•	Check Reading Products

Orbograph’s data conversion software drives its automatic check reading (or character recognition) products, which operate by acquiring or “capturing” the image of a check, identifying the amount as well as other important information which it contains, and converting that image data into a computer readable, digital number.

OrboCAR Series.    Orbograph’s principal products are the OrboCAR (check amount recognition) suite of products that are designed to read, automatically, the numerical characters and alphabetical letters handwritten or printed on checks. OrboCAR products are utilized in conjunction with the image-based check processing systems employed by banks and other financial institutions. The OrboCAR series includes a range of products, varying in the accuracy and percentage of checks which they are capable of reading, but all of which share common interfaces, thereby facilitating easy upgradability. The principal product in the series is the OrboCAR Accura, a check amount recognition product introduced in 2002, which achieves a considerably higher degree of accuracy than previous Orbograph products and most human operators.

OrboCAR Apex.    During 2004 and 2005, Orbograph expanded the installed base of its OrboCAR Apex, an innovative product that provides a highly efficient solution to check data entry by using a combination of artificial intelligence and human intervention. This product is based on Orbograph’s patented Key-Pay technology, which enables web-based, location-independent data entry for check processing and forms processing.

Image Quality and Usability Assurance (IQUA).    During 2004, Orbograph introduced software which inspects the image quality and usability of scanned checks. This product is intended for banks that utilize image replacements (rather than original checks) in the check clearing process. During 2005, Orbograph continued to achieve additional installations with a number of banks that are establishing and developing image-based check clearing operations.

Convene.    During 2005 Orbograph developed Key-Pay Convene, an add-on utility for forms-processing applications which uses Key-Pay technology to provide remote data-entry and data-repair services. Orbograph has signed agreements with large United States companies under which they will offer Convene to their forms-processing customers.

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

Approximately 180 people are engaged in the Company’s worldwide sales and marketing efforts, which include participation in various trade shows and conventions, publications and trade press, demonstrations performed in Company facilities and daily contact with customers by sales personnel.

The Company installs, services and provides training to customers on all its products. After a minimum amount of site preparation by the customer, installation of a typical system can normally be completed at the customer’s site, either by the Company or third parties, within a short time after delivery. The Company’s customer support representative installs and checks the system. As part of the installation procedure, the

Company provides system documentation and basic training in maintenance and application to customers. In addition, for a fee, the Company offers customers service and maintenance contracts commencing after the expiration of the warranty period. Software, whether contained in optional features or forming an integral part of the functioning capacity of the system, is licensed. Software updates are typically included in the service fee.

At December 31, 2005, the Company employed 481 customer support personnel at 36 locations worldwide to ensure prompt and efficient service. 294 were stationed at 21 locations in the Pacific Rim, 55 at seven locations in Europe, 48 at one location in Japan, 44 at six locations in the United States and 40 at one location in Israel.

(e)    Production and Sources of Supply

The Company’s manufacturing activities for systems consist primarily of the assembly and testing of components and subassemblies that are acquired from third party vendors and subcontractors and then integrated into a finished system by the Company.

The Company utilizes subcontractors in Israel, the United States, Europe, China and Japan for the production of mechanical parts, optical components, castings and casings, electronic cabinets, PCB fabrication and a portion of the required electronic assembly.

Most electronic components are imported from the United States, Europe, Japan and China. The Company’s production capacity is sufficient for its level of sales and permits the Company, in most cases, to ship products within two weeks to six months of receipt of customer orders if requested by the customer.

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

During 2005, the Company faced continuing competition for its FPD products, causing it to experience pricing pressure from customers. Korean developers of AOI systems offer in-line and off-line FPD-AOI solutions that compete with the Company’s InVision, SuperVision and FPI series. Although the Company believes that its solutions compare favorably with those of its competitors, there can be no assurance that FPD manufacturers will continue to choose to purchase the Company’s products.

Inspection solutions for assembled PCBs are currently offered by a significant number of providers (including local suppliers in the Far East), some of which have broader product offerings targeted at the same customer base, and many of which are business units within companies of significantly greater size, and having access to substantially more capital and other resources, than does the Company.

The Company believes that, based upon their respective characteristics, such as automation, throughput, ease-of-use, image processing, editing capabilities, storage format, accuracy and speed, the performance capabilities of its imaging solutions and its AOI systems for use in the inspection of bare and assembled PCBs, and in the inspection of FPDs, remain strongly competitive with similar products.

The Company also believes that in the future price will remain a principal competitive factor for its PCB and FPD products. However, other factors, including functionality and performance (e.g., speed, ease of use, accuracy and reliability), the provision of improved products through research and development, customer support services and customer relations will continue to be of major importance to the Company’s manufacturing customers.

Orbograph’s automatic check reading products face competition in North America from a number of other providers of so-called “intelligent” character recognition solutions, some of which are larger in size and/or have more experience in the provision of such solutions than Orbograph.

The Company’s competitors can be expected to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features. Maintaining the technological and other advantages of the Company’s products over those of its competitors will require a continued high level of investment by the Company in both research and development and operations. The Company believes it can maintain its competitive position by continuing to supply updated, state-of-the-art product apparatus, comprehensive after-sales support and improved features to meet sophisticated customer needs. There can be no assurance that the Company will be able to continue to make such investments or that the Company will be able to achieve the technological advances necessary to maintain its current competitive advantages.

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

(g)    Additional Considerations Relating to the Company’s Operations in Israel

The Company is incorporated under the laws of the State of Israel, and its headquarters and production facilities are located in Israel. Although virtually all of the Company’s sales are currently made to customers outside Israel, the Company is nonetheless directly influenced by political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company’s operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel. Although Israel has entered into certain agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the negotiations with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and has been marked by frequent and continuing violence. To date, these matters have not had any material effect on the Company’s business and results of operations, but there can be no assurance that they will not do so in the future.

Many of the Company’s male employees in Israel are currently obligated to perform annual reserve duty in the Israel Defense Forces. In addition, virtually all such employees are subject to being called for active military duty at any time under emergency circumstances. No assessment can be made of the full impact of such requirements on the Company in the future, particularly if emergency circumstances occur, and no prediction can be made as to the effect on the Company of any expansion of these obligations.

The Company benefits from certain government programs and tax legislation, particularly as a result of the “Approved Enterprise” status of substantially all of the Company’s existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an “Approved Enterprise” and the “Approved Enterprise Law”, respectively). Pursuant to these programs and legislation a portion of the Company’s income is taxed at reduced rates. See Note 9 to the Financial Statements. To be eligible for these benefits, the Company must continue to meet certain conditions. Should the Company fail to meet such conditions in the future, these benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the “Israeli CPI”). The Company also benefits from a Government of Israel program under which it receives grants from the OCS for the development of generic technologies without incurring any royalty obligations. See Item 5.C(a)—Research and Development, Patents and Licenses, etc.—Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. The Approved Enterprise Law was amended in 2005, but the Company believes that these amendments should not impact the status or benefits applicable to the Company’s current Approved Enterprises; however they may have an adverse effect on the Company’s results of operations in the future. For further information see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Taxes on Income.

The termination or curtailment of these programs or the loss or reduction of such benefits (particularly those available to the Company as a result of the Approved Enterprise status of the Company’s existing facilities in Israel) could have a material adverse effect on the Company’s business, financial condition and results of operations.

Israel is a member of the United Nations, the International Monetary Fund, the World Bank Group (including the International Finance Corporation), the European Bank for Reconstruction and Development and the Inter-American Development Bank. Israel is also a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. In addition, Israel has been granted preferences under the Generalized System of Preferences from Japan. These preferences allow Israel to export the products covered by these programs either duty-free or at reduced tariffs.

Israel has entered into preferential Trade Agreements with the European Union, the United States, Canada, the European Free Trade Association and a variety of other countries. Israel also has commercial and trade relations with a number of other nations, including Russia and China, with which it had not previously had such relations.

4.C    Organizational Structure

The Company’s wholly-owned subsidiary in the United States, Orbotech, Inc., maintains its headquarters in Billerica, Massachusetts, with a regional office in Tustin, California. The Company’s European operations are coordinated from the headquarters of its wholly-owned subsidiary in Brussels, Orbotech S.A., and from regional offices in Paris, Manchester and Stuttgart. Orbotech Pacific Ltd. and Orbotech Asia Ltd., also wholly-owned subsidiaries of the Company, operate through their headquarters in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in Korea, Taiwan, Singapore and China. The Company’s wholly-owned subsidiary in Japan, Orbotech Japan Ltd., maintains its headquarters in Tokyo. The Company’s principal Israeli subsidiaries, headquartered in Yavne, Israel, are Orbograph (owned approximately 90% by the Company), the Orbotech Technology Ventures Limited Partnership (wholly-owned by the Company), of which the partners are the Company and Orbotech Technology Ventures Limited, and Orbotech Medical Solutions Ltd. (wholly-owned by the Company).

4.D    Property, Plants and Equipment

The Company’s administrative, manufacturing, research and development, corporate sales, marketing and customer support operations are conducted in and from leased premises located in Yavne, Israel, comprising a total area of approximately 246,000 square feet with an option to lease additional space. The lease is for a ten-year period terminating in 2010, and the Company has a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 234,000 square feet of floor space, which is used primarily in connection with sales, marketing and customer support. These leases expire on various dates up to 2014. Also, the Company, through its Belgian subsidiary, Orbotech S.A., owns an interest in real property that is used as its European headquarters.

The aggregate annual net rental for all of the Company’s facilities in and outside Israel in 2005 was approximately $6.2 million (compared to approximately $5.5 million in 2004 and $5.7 million in 2003). For further information, see Note 7a(2) to the Financial Statements.

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

During 1997, the Company entered into negative pledge agreements with certain banks pursuant to which the Company has undertaken not to register certain charges on its assets in favor of third parties without the prior consent of such banks. See Note 7c to the Financial Statements.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

5.A    Operating Results

(a)    General

Orbotech is an Israeli corporation with two reportable operating segments: (i) Production Support Solutions for the Electronics Industry; and (ii) Other (principally Automatic Check Reading). The Company is principally engaged in the design, development, manufacture, marketing and/or service of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry. The Company’s products for the electronics industry are primarily AOI and process control systems, and imaging and CAM solutions, principally for application in the production of PCBs and FPDs. Through Orbograph, the Company also develops and markets automatic check reading solutions to banks and other financial institutions and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing.

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In 2005, 2004 and 2003, revenues derived from sales of products constituted approximately 80%, 78% and 71%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During those periods, approximately 97%, 97% and 95%, respectively, of revenues from both product sales and service were derived from product lines related to its production support solutions for the electronics industry, and the balance principally from product lines related to automatic check reading. The Company expects that revenues from its products for inspection of electronic components and related services will continue to account for a predominant portion of total sales and service revenues in the near future. Most of the Company’s inspection-related revenues are derived from repeat sales to existing customers, and the Company expects that repeat sales will continue to account for a significant portion of such revenues in the future. See Note 13a to the Financial Statements for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

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

(b)    Adoption of U.S. GAAP

For each of the years up to and including the year ended December 31, 2001, the Company prepared its primary financial statements in accordance with Israeli GAAP, with a reconciliation to U.S. GAAP presented in a note to the financial statements. However, the Company elected, as from 2002, to change the basis of accounting used in its primary financial statements from Israeli GAAP to U.S. GAAP. The Company believes that since its shares are traded only in the United States and the majority of such shares are beneficially owned by United States persons, investors and other users of its financial statements would benefit if the primary financial statements were prepared in accordance with U.S., rather than Israeli, GAAP. Nevertheless, having been advised by the SEC that its staff does not object to the Company’s so doing, the Company continues to account for Frontline using the proportionate method of consolidation, including summarized footnote disclosures of the amounts proportionately consolidated, rather than the equity method as is called for under U.S. GAAP pursuant to Accounting Principles Board (“APB”) Opinion No. 18.

Unless otherwise stated, all financial data presented in this Annual Report on Form 20-F have been adjusted to give effect to the adoption by the Company of U.S. GAAP.

(c)    Critical Accounting Policies

To improve understanding of the Company’s financial statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies annually to ensure that the financial statements, which are developed on the basis of these accounting policies, provide complete, accurate and transparent information concerning the financial condition of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as at December 31, 2005, and it believes that the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date.

In preparing the Company’s financial statements in accordance with U.S. GAAP, the Company’s management must often make estimates and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates. For any given individual estimate or assumption made by the Company, there may be alternative estimates or assumptions which are also reasonable. However, the Company believes that, given the facts and circumstances before it at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity for the periods presented in the Financial Statements.

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

(i)    Revenue Recognition

The Company recognizes revenue from sale of products to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received, the fee is fixed or determinable and collectibility is reasonably assured. If the Company determines that any of these criteria have not been met, revenue recognition is deferred until all of these criteria have been met. The Company does not, in the normal course of business, provide a right of return to its customers.

The Company implements Emerging Issues Task Force Issue 00-21, “Revenue Arrangements with Multiple Deliverables” (“EITF 21”), which deals with the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. EITF 21 addresses when, and if so how, an arrangement involving multiple deliverables should be divided into separate units of accounting. For arrangements with multiple deliverables the Company makes judgments, in addition to those described above, as to whether each item has value to the customer on a stand-alone basis, the amount of revenue for each element that is not subject to refund and whether the fair values of undelivered items have been reliably determined.

Installation and training are not considered essential to the product capabilities since they do not require specialized skills and can be performed by other vendors. Accordingly, upon delivery, the Company defers revenue in an amount equivalent to the fair value of installation and training and recognizes those deferred revenues once installation and training has been completed.

The Company grants its customers a warranty, usually for a period of six to twelve months, on systems sold. Upon revenue recognition, the Company records as “deferred revenue relating to warranty commitments” a portion of the sale price that relates to the fair value of the work expected to be performed during the warranty period (based on past experience) and recognizes it as service revenue ratably over the warranty period. After the warranty period, service revenue in respect of the Company’s systems is recognized ratably over the contractual period or as services are performed. Annual service fees are generally based on the list price of the Company’s products. It has been the Company’s experience that many of its customers elect to receive maintenance services from the Company on a continuing contractual basis after the conclusion of the warranty period.

In circumstances where the product has been delivered but revenue deferred, such as in the case of newly developed products, the Company records the proceeds it has received as deferred income. The deferred income balance equals the amount of deferred product revenue that has been received less the cost of the delivered products. The cost of the delivered products is offset from deferred revenue, and not presented as inventory—finished products, since title passes to the customer upon delivery.

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

(iv)    Liability for Employee Rights Upon Retirement

The Company does not have any obligations to its employees upon retirement which are not fully provided for in the Financial Statements. In accordance with labor laws and agreements in force with respect to its Israeli and Japanese employees, the Company has liability for severance pay upon retirement, and the Company fully records such obligations at each balance sheet date on an undiscounted basis, based on salary components which, in management’s opinion, create entitlement to severance pay. The severance pay liability of the Company and its Israeli subsidiaries to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. See Note 6 to the Financial Statements.

The Company has not undertaken to provide any post-retirement health benefits to its employees.

(v)    Taxes on Income

Taxes on income are calculated based on the Company’s assumptions as to its entitlement to various benefits under the Approved Enterprise Law. The Company’s entitlement to such benefits is conditional upon its compliance with the terms and conditions prescribed in this law. In the event of its failure to do so these benefits may be canceled and the Company may be required to refund the amount of the benefits already received, in whole or in part, with the addition of Israeli CPI linkage differentials and interest. The Approved Enterprise Law was amended in 2005, but the Company believes that these amendments should not impact the status or benefits applicable to the Company’s current Approved Enterprises. The termination or curtailment of the Approved Enterprise Law or the loss or reduction of such benefits could increase the Company’s tax rates, thereby reducing its net profits or increasing its net losses, and could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

The Company may incur additional tax liability in the event of distribution of tax-exempt income. The Company intends permanently to reinvest the amounts of tax-exempt income of its Approved Enterprises and does not intend to cause dividends to be distributed from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income. In April 2005, substantive amendments to the Approved Enterprise Law came into effect, which revised the criteria for investments qualified to receive tax benefits. These amendments do not apply to investment programs approved prior to December 31, 2004. Under the law as amended, an eligible investment program will qualify for benefits as a “Benefiting Enterprise” (replacing the previous terminology of “Approved Enterprise”). As a result of these amendments, future tax-exempt income generated under the provisions of the amended law will, if distributed upon liquidation of if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes. Therefore, the Company may be required to record deferred tax liability with respect to such tax-exempt income, which would have an adverse effect on its results of operations. The Company does not expect that it will be required to record any such deferred tax liability in its consolidated financial statements for 2006.

(vi)    Amortization of Intangible Assets

As from January 1, 2002, pursuant to Statement of Financial Accounting Standards (“FAS”) No.142 of the FASB (“FAS 142”), “Goodwill and Other Intangible Assets”, goodwill ceased to be amortized and instead is tested for impairment annually. During 2002, the Company identified its various reporting units, which consist of its operating segments, and performed the necessary allocations of its intangible assets between goodwill and other intangible assets, mainly intellectual property. The Company has utilized expected future discounted cash flows to determine the fair value of the reporting units and whether any impairment of goodwill existed as of the date of adoption of FAS 142. As a result of the application of the transitional impairment test, the Company does not have to record a cumulative effect of accounting change for the estimated impairment of goodwill. The Company designated September 30 of each year as the date on which it performs its annual goodwill impairment test. On September 30, 2005, an impairment test was conducted on the unamortized goodwill pursuant to which it was determined that, as of the date of the impairment test, no impairment existed. Changes in the fair value of the reporting units following material changes in the assumptions as to the future cash flows and/or discount rates could result in an unexpected impairment charge to goodwill. As at December 31, 2005, the Company’s goodwill was approximately $12.5 million, allocated as follows: approximately $9.0 million to the Production Support Solutions for the Electronics Industry segment and the balance to the business acquired by OMS from Imarad in March 2005 (see Item 4.A—History and Development of the Company—Major Business Developments).

The Company’s acquired intangible assets other than goodwill, comprised primarily of intellectual property, are being amortized on a straight-line basis over a period of five years, based on past experience. At January 1, 2002, the Company had goodwill of approximately $9.0 million and other intangible assets subject to amortization of approximately $9.7 million. At December 31, 2005, goodwill was approximately $12.5 million and other intangible assets subject to amortization were approximately $2.5 million. The amortization expense for 2005 totaled approximately $2.6 million and is anticipated to total approximately $0.6 million for 2006. If an event or a change in circumstances (such as a significant industry downturn, a significant decline in the market value of the Company or significant reductions in projected future cash flows) indicates that the carrying amount of such intangible assets may not be recoverable through undiscounted future cash flows, the carrying amount of these assets will be reviewed for impairment and, if necessary, written down to their estimated fair values.

See Notes 1i, 1j and 5 to the Financial Statements.

(d)    Recently Issued Accounting Pronouncements

In June 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS 154”). FAS 154 generally requires retrospective application of changes in accounting principles to financial statements in respect of prior periods. Previously, APB Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual circumstance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company). The Company does not expect the adoption of FAS 154 to have a material impact on its results of operations, financial position or cash flow.

In December 2004, the FASB issued FAS 123(R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for: (a) equity instruments of the

Company; or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees” (as the Company has done), and requires instead that such transactions be accounted for using the grant-date fair value based method over the period during which the recipient is required to provide service in exchange for the award. This Statement was to have been effective as of the beginning of the first interim or annual reporting period that commences after June 15, 2005 (July 1, 2005 for the Company); however, on April 14, 2005, the SEC delayed effectiveness for companies with fiscal years ending December 31 (such as the Company) to January 1, 2006. This Statement applies to all awards granted or modified after the Statement’s effective date. Accordingly, the cost of all such awards by the Company commencing January 1, 2006 will be recorded as compensation expense in the consolidated statements of operations instead of being presented only on a pro forma basis in the financial statement footnotes. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date will be recognized in the consolidated statements of operations on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS No. 123, “Share-Based Payment”.

The Company has determined that it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated and the compensation expense for periods through December 31, 2005 will continue to be presented on a pro forma basis in the footnotes to the financial statements.

The Company expects that the adoption of FAS 123(R) will have a material effect on its results of operations (although not its financial condition). The impact on net income as a result of the adoption of FAS 123(R), from a historical perspective, is set forth in Note 1r to the Financial Statements; however the Company believes that this historical impact is not indicative of the impact subsequent to the effectiveness of FAS 123(R).

The unrecorded maximum compensation expense for equity awards outstanding at January 1, 2006 is estimated at approximately $8.5 million at that date (without taking into account forfeiture rates) before income taxes and will be recorded in the consolidated financial statements for the following periods:

Period	Compensation Cost
($ in millions)
2006	4.8
2007	2.6
2008	0.9
2009	0.2

These amounts do not reflect the compensation cost of any awards granted commencing January 1, 2006, which will be reflected in the consolidated financial statements over the applicable vesting period in accordance with FAS 123(R). Compensation expense relating to future equity awards will depend on a variety of factors including the level and type of future awards and their terms; valuation considerations such as expected option life, volatility of the market price of the Ordinary Shares and applicable interest rates; and future levels of forfeitures of such awards. The Company is not currently able to estimate the additional compensation expense from future grants but will examine carefully this expense and its relation to net income when making such grants.

For a discussion of modifications to the Company’s equity remuneration plans approved by shareholders in July 2005 prior to the adoption of FAS 123(R), see Item 6.E—Share Ownership.

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

(e)    Geographical Analysis; Worldwide Economic Situation; Cost of Revenues

(i)    Geographical Analysis and Worldwide Economic Situation

The following table sets forth the Company’s sales and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2005		2004		2003
	in thousands	% of total	in thousands	% of total	in thousands	% of total
Sales
North America	$33,000	11	$26,100	11	$21,900	14
Europe	23,100	8	23,400	9	11,800	7
Japan	41,000	13	24,500	10	37,300	23
Taiwan	68,300	23	78,500	32	50,400	31
China	61,400	20	57,000	23	26,400	16
Korea	65,000	21	24,700	10	6,000	4
Far East*	8,700	3	10,600	5	8,800	5
Other	2,800	1	800	—	400	—

Total Sales	$303,300	100	$245,600	100	$163,000	100

Service
North America	$15,400	20	$14,500	21	$13,200	20
Europe	11,400	15	11,300	16	10,300	16
Japan	9,700	13	9,700	14	9,300	14
Taiwan	15,900	21	14,700	21	14,800	23
China	15,800	20	12,100	18	10,100	15
Korea	5,100	7	4,200	6	4,200	7
Far East*	3,000	4	2,800	4	3,300	5
Other	300	—	300	—	200	—

Total Service	$76,600	100	$69,600	100	$65,400	100

TOTAL	$379,900		$315,200		$228,400

*	other than Japan, Taiwan, China and Korea.

Approximately 77% of the Company’s revenues from equipment sales and service revenue during 2005 (compared to 76% during 2004 and 75% during 2003) were derived from the Far East, including approximately 22% from revenues in Taiwan, 20% from revenues in China, 18% from revenues in Korea and 13% from revenues in Japan. Of the approximately 76% of Company revenues from equipment sales and service which were derived from the Far East in 2004, approximately 30% were from Taiwan, 22% from China, 11% from Japan and 9% from Korea. In addition, virtually all of the Company’s revenues from its automatic check reading products during 2005 and 2004 were derived from sales in North America. The Company monitors developments, including banking and currency difficulties, in the financial markets and economies of all countries and regions in which it markets its products and their possible impact upon the Company.

During 2004 and 2005, the global electronics industry recovered from the effects of the depressed economic activity that had been prevalent throughout the period from late 2000 until the middle of 2003.

During 2005, the Company benefited from increased levels of manufacturing activity for more technologically sophisticated PCB products in North America, as a result of which it recorded higher revenues from this region. Revenues from Europe remained largely unchanged from the previous year, due to the lower levels of PCB manufacturing following the migration of PCB fabrication facilities away from this region during the economic downturn from 2001 to 2003. Revenues from Japan increased significantly during the year, as both PCB and FPD manufacturers continued to expand their high-end manufacturing facilities to meet the demand for new and technologically advanced devices. Revenues from Korea reflected the very significant investments by two major Korean FPD manufacturers in seventh generation LCD manufacturing facilities to meet the demand for large screen televisions. Revenues from other Pacific Rim countries remained strong as the positive business environment led to greater capacity utilization in both the PCB and FPD industries in this region.

During 2004, the Company’s results reflected increased levels of manufacturing activity for more technologically sophisticated PCB products in North America and Europe, particularly in the latter part of the year. Revenues from Japan decreased significantly during the year, reflecting a trend among Japanese bare PCB and FPD manufacturers towards shifting their manufacturing operations to other Asian countries, particularly China. Revenues from other Pacific Rim countries also increased as the strong business environment led to greater capacity utilization in both the PCB and FPD industries in this region.

While the global electronics industry remains strong, the Company’s ability to foresee future changes in the total volume of orders for its products and services remains limited, particularly with respect to its PCB products. The inherent uncertainties associated with the global economic environment and the financial markets and economies of those countries in which the Company markets its products, together with the related possible changes in demand for its products, means that past operating results may not necessarily be indicative of the future. Accordingly, while the Company remains optimistic about the current state of the worldwide electronics industry and the general economic environment, it is not presently able to anticipate how such matters will affect its results during 2006, and no assurances as to future developments in respect of such matters can be given. See Item 5.D—Trend Information.

(ii)    Cost of Revenues

	Year Ended December 31,
	2005	2004	2003
	in thousands
Cost of Products Sold
Material and subcontractors	$133,165	$103,048	$64,658
Labor costs	9,765	9,979	8,268
Overhead and other expenses	7,789	6,580	6,142

Subtotal	150,719	119,607	*79,068

Cost of Services Rendered
Materials consumed	$18,408	$14,081	$12,769
Labor costs	29,389	26,333	24,369
Overhead and other expenses	18,216	16,514	14,711

Subtotal	66,013	56,928	51,849

Total Cost of Revenues	$216,732	$176,535	$130,917

*	Excludes the write-down of inventories of $7.4 million in 2003 relating to excess inventories of components for certain of the Company’s PCB and FPD products.

(f)    Effective Corporate Tax Rate

The Company’s income tax obligations consist of those of the Company in Israel and those of each of its subsidiaries in their respective taxing jurisdictions.

Beginning January 1, 2003, the Company elected to exercise the option under Israeli tax laws to calculate its taxable income in Dollars so as to reduce any potential exposure based on the differential between the change in the exchange rate of the Dollar to the New Israeli Sheqel (“NIS”) and the change in the Israeli CPI. The Company was bound by this election for a period of three years through December 31, 2005, after which time it became required to notify the Israel income tax authorities, on an annual basis, if it wishes to renew the election, as the Company has done for 2006. For as long as the Company’s taxable income is measured in Dollars, its effective tax rate will be influenced mainly by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; and (c) the portion of the Company’s income which is entitled to tax benefits due to those of its production facilities which are Approved Enterprises.

The combination of the above factors produced effective tax rates of 11.4%, 12.9% and 3.2% for the years 2005, 2004 and 2003, respectively.

See Item 4.B—Business Overview—Additional Considerations Relating to the Company’s Operations in Israel; Note 9 to the Financial Statements; and Taxes on Income.

(g)    Impact of Inflation and Currency Fluctuations

The Dollar cost of the Company’s operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the Dollar. The Company’s Dollar costs will increase if this “gap” widens and Israeli currency is revalued or, if devalued, its devaluation rate fails to keep pace with the rate of inflation in Israel, and, conversely, the Company may benefit if Israeli currency devalues against the Dollar at a rate that exceeds the rate of inflation in Israel. In the years ended December 31, 2005, 2004, 2003, 2002 and 2001, the annual inflation rate in Israel as adjusted for the change in the rate of exchange of the Israeli currency in relation to the Dollar was (4.1)%, 2.8%, 5.7%, (0.8)% and (7.8)%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 4.603, NIS 4.308, NIS 4.379, NIS 4.737 and NIS 4.416, respectively. As a result, the Company experienced decreases in the Dollar costs of operations in Israel in 2005, 2002 and 2001, and increases in 2004 and 2003. The changes in the Dollar cost of the Company’s operations in Israel relate primarily to the cost of salaries in Israel, which are paid in, and constitute a substantial portion of, the Company’s expenses in NIS. These NIS related expenses constituted approximately 23%, 20% and 22% of the total expenses of the Company for 2005, 2004 and 2003, respectively. There can be no assurance that the Company will not be materially adversely affected if Israeli currency is revalued in relation to the Dollar or, if devalued, inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel.

In addition, the Company receives most of its European revenues in Euros and its Japanese revenues in Japanese Yen; however, the Company’s expenses in Euros and Japanese Yen are generally less than its respective revenues in these currencies. The management of balances in Euros and Japanese Yen is conducted mainly through hedging agreements in an effort to reduce the effects of fluctuations in the exchange rate. See Item 11—Quantitative and Qualitative Disclosures about Market Risk. The Company’s cash reserves are held almost entirely in Dollars.

The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on March 27, 2006, was NIS 4.685 = $1.00.

(h)    Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2005	2004	2003
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues:
Cost	57.0	56.0	57.3
Write-down of inventories	—	—	3.3

Total cost of revenues	57.0	56.0	60.6

Gross profit	43.0	44.0	39.4

Operating expenses
Research and development costs:
Expenses incurred	14.9	15.8	18.4
Less—government participations	0.2	0.5	1.1

Net research and development costs	14.7	15.3	17.3

Selling, general and administrative expenses	15.6	16.8	21.0
Amortization of goodwill and other intangible assets	0.7	0.7	1.0
Restructuring costs	—	—	1.7
Total operating expenses	31.0	32.8	41.0
Operating income (loss)	12.0	11.2	(1.6)

Financial income—net	0.9	0.4	1.0
Write-down of long-term investments	—	(0.9)	(0.3)

Income (loss) before taxes on income	12.8	10.7	(0.9)

Taxes on income	1.5	1.4	—

Income (loss) from operations of the Company and its subsidiaries and joint venture	11.4	9.3	(0.9)

Share in profits (losses) of an associated company	—	0.1	(0.2)
Minority share in profits of consolidated subsidiary	—	—	(0.2)

Net income (loss)	11.4	9.4	(1.3)

(i)    Year Ended December 31, 2005 Compared To Year Ended December 31, 2004

The Company’s financial results for 2005 reflected a strong year with record revenues, marked by solid growth particularly in its bare PCB and FPD businesses. This was a function of the positive worldwide business environment, which led to increased capital investments and general expansion throughout the electronics industry. The Company was able to capitalize on the resulting opportunities, and consequently recorded significantly increased revenues and profitability compared to 2004.

Revenues in 2005 totaled $379.9 million compared with $315.2 million in 2004. This increase of approximately 21% was attributable principally to greater demand for new and sophisticated electronic devices, which led to increased capital expenditure by PCB and FPD manufacturers. Revenues from service activities increased to $76.6 million from the $69.6 million recorded in 2004, reflecting income from additional service contracts resulting from the increased installed base of the Company’s systems over the last two years.

Revenues from the sale and service of PCB-related equipment increased to $233.2 million from the $208.2 million recorded in 2004. Of these revenues, $201.1 million, representing approximately 53% of the Company’s total revenues, was attributable to sales and service of equipment for bare PCBs and $32.1 million, representing approximately 9% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs. In 2004, $174.2 million of revenues, representing approximately 55% of the Company’s total revenues, was attributable to sales and service of systems for bare PCBs and $34.0 million of revenues, representing approximately 11% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs.

During 2005, the Company again sold a significantly increased number of direct imaging systems (57 compared to 36 in 2004), bringing the worldwide installed base of the Company’s direct imaging systems to over 130. These systems are designed to respond to the increasingly specialized imaging needs of PCB manufacturers, who require high throughput and registration accuracy in their manufacturing processes so as to meet the challenges emerging as part of the current trend of introduction of increasingly sophisticated electronic devices. The Company also sold in excess of 200 Discovery PCB-AOI systems during the year, making it the most rapidly accepted AOI system in the PCB industry since its introduction in the fourth quarter of 2004.

Revenues during the year from sales of AOI systems for assembled PCBs remained similar to 2004, reflecting the continuing strong competitive environment. Revenues were lower in the first half of 2005; however in the second quarter the Company introduced the Symbion series of post-paste and post-reflow systems, in an effort to provide assembly houses with significantly improved solutions over those previously offered by the Company. These systems have been well received by customers, and contributed to a stronger second half of the year in this area of the Company’s business.

Revenues from the sale and service of FPD-related equipment increased by 38% to $135.0 million from the $97.8 million recorded in 2005, as FPD manufacturers continued to invest in sixth and seventh generation FPD fabrication plants for the production of large wall-mounted TFT-LCD televisions sets for home use, while maintaining their investments in fifth generation FPD fabrication plants for the production of notebook and desktop monitor applications. During the first quarter of 2005, the Company recorded initial revenues from sales of its seventh generation in-line FPD-AOI systems. The reduction in retail prices of consumer products incorporating FPDs is underscoring the need for FPD manufacturers to maximize production yields and to accelerate and streamline the ramp-up of FPD production facilities. The Company’s in-line and off-line FPD products provide comprehensive yield management systems that meet these critical needs of FPD manufacturing customers, which in turn resulted in a significant increase in sales of FPD-related equipment. In January 2006, the Company also delivered its FPD-AOI systems to the first eighth generation fabrication facility, for use in the inspection of large panels for the production of LCD televisions.

Revenues from the Company’s automatic check reading products increased to $11.5 million in 2005, from $9.3 million in 2004, reflecting Orbograph’s success in the diversification of its product portfolio and in its efforts to achieve installations in larger banks and financial institutions.

The increase in cost of products sold in 2005 of $31.1 million, or 26.0%, arose principally from an increase of $30.1 million, or 29.2%, in the cost of materials and components, resulting mainly from the significantly increased volume of products sold. Labor costs decreased slightly to $9.8 million reflecting increased outsourcing by the Company of certain subassemblies to third party suppliers. Overhead and other expenses rose $1.2 million, or 15.5%, mainly from the increased volume.

The increase in cost of services rendered in 2005 of $9.1 million, or 16.0%, was comprised of increases of: $4.4 million, or 31.2%, in materials consumed, primarily attributable to the increased installed base of the PCB-AOI, direct imaging and FPD-AOI systems; $3.0 million, or 11.4%, in labor costs; and $1.7 million, or 10.3%, in overhead and other expenses. The increases in labor and overhead expenses were principally due to the higher levels of FPD activity in the Far East.

Gross profit for 2005 was $163.2 million, or 43.0% of revenues, compared to $138.6 million, or 44.0% of revenues, in 2004. Gross profit for 2005 from sales of equipment was $152.6 million, or 50.3% of product sales, compared to $125.9 million, or 51.3%, during 2004. The reduction in gross margins arose principally from the effects of the recognition of revenue in the first quarter from initial sales of the Company’s FPD-AOI systems for seventh generation fabrication facilities. The gross profit of $4.6 million from these sales had been recorded as deferred income from sales of products, net, at December 31, 2004. See Note 12d to the Financial Statements. Gross profit for 2005 from services rendered was $10.6 million, or 13.8% of service revenues, compared to $12.7 million, or 18.2%, during 2004. This decrease was attributable to the larger proportion in 2005 than in 2004 of service contracts for FPD sales and the higher installation and support costs associated particularly with the Company’s FPD in-line products.

The increase in gross research and development expenditures, to $56.7 million in 2005 from $49.7 million in 2004, reflected the Company’s continuing efforts to expand into new technologies and product areas. During the first quarter of 2005, the Company acquired the assets of Imarad as part of the implementation of its strategy of diversification into new growth areas for imaging technologies. The Company also invested in critical development activities in order to meet its FPD customers’ rapid transition from sixth to seventh to eighth generation glass sizes. During 2005, the Company received $1.0 million in Israeli Government participations in its research and development expenditures, compared to $1.7 million in 2004.

Selling, general and administrative expenses increased by 12% to $59.4 million in 2005 from the $53.0 million recorded in 2004. This was partly due to the higher levels of investment by the Company in its sales and marketing infrastructure in the Far East in light of the continued migration of PCB manufacturing to that region, as well as the increased commission payments to the Company’s sales staff resulting from the overall growth in sales volume. As a percentage of revenues, selling, general and administrative expenses decreased to 16.3% during 2005 from 17.5% in 2004, principally reflecting a proportional reduction in selling expenses based on the Company’s more efficient utilization of its global infrastructure which more than offset increases in general and administrative expense arising in large part from increased compensation and costs related to internal control reviews.

The amortization of other intangible assets during 2005 totaled $2.6 million compared to $2.3 million in 2004.

Net financial income totaled $3.5 million in 2005, compared with $1.3 million in 2004. The increase in interest income, from $2.1 million to $5.2 million, resulted from both increased cash balances and the increase in prevailing interest rates in 2005. The Company incurred costs relating to factoring of letters of credit of approximately $0.9 million, and had small translation losses and no interest expenses, in 2005.

Taxes on income in 2005 reflected a charge of $5.6 million, compared to a charge of $4.3 million in 2004. The Company’s effective tax rates for 2005 and 2004 were 11.4% and 12.9%, respectively. Generally, the Company’s effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises. See Effective Corporate Tax Rate.

The share in profits of an associated company of $0.1 million in 2005, compared with a profit of $0.2 million in 2004, reflected the Company’s share in the profits of Coreflow Scientific Solutions Ltd. (“Coreflow”), in which the Company holds a 38% equity interest (calculated on a fully diluted basis). The minority share in profits of a consolidated subsidiary of $0.2 million in 2005 reflected the 10% minority interest in Orbograph. This compared to the minority share in profits of $0.1 million in 2004.

Net income for the year ended December 31, 2005 was $43.3 million, or $1.30 per share (diluted), compared with a net income of $29.5 million, or $0.90 per share (diluted), for the year ended December 31, 2004. The results for the year ended December 31, 2004 included a special charge of $2.9 million related to the Company’s write-down of its venture capital investment in an Israeli company.

(j)    Year Ended December 31, 2004 Compared To Year Ended December 31, 2003

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

During 2004, the Company sold a significantly increased number of direct imaging systems (36 compared to 18 in 2003). The Company believes that this reflected both the growing acceptance of direct imaging technology among bare PCB manufacturers as well as the considerable improvement in the Company’s direct imaging product offerings. Initial revenues were recorded in the fourth quarter of 2004 from the introduction of the Paragon direct imaging system and the Discovery PCB-AOI system, both of which were well received by customers.

The Company’s higher revenues during the year from sales of AOI systems for assembled PCBs reflected the steadily increasing awareness and acceptance of AOI as an integral part of the manufacturing process, and also benefited from the withdrawal, during the latter part of 2003, of a major competitor from the PCB assembly business. Although the overall level of penetration of AOI within the assembled PCB manufacturing industry remained relatively low, the Company maintained the view that this area is still maturing and that there exists a clear and growing need on the part of assembly houses for AOI and in-line process control solutions of the type developed and offered by the Company.

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

Gross profit for 2004 was $138.6 million, or 44.0% of revenues, compared to $90.0 million, or 39.4% of revenues, in 2003. Gross profit for 2003 reflected a $7.4 million charge for the write-down of inventory. Gross profit for 2004 from sales of equipment was $125.9 million, or 51.3% of product sales, compared to $76.4 million, or 46.9%, during 2003 (including the write-down of inventory). Gross profit for 2004 from services rendered was $12.7 million, or 18.2% of service revenues, compared to $13.6 million, or 20.8%, during 2003. This decrease was attributable to the larger proportion in 2004 than in 2003 of service contracts in the Far East, where contract prices are typically lower than in other regions, as well as the higher installation and support costs associated with the Company’s FPD in-line products. The overall increase in gross margin for 2004 was a function of the larger proportion of product revenues as a percentage of total revenues during the year.

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

During 2004, the Company wrote down, from $3.1 million to $0.2 million, its investment in a private Israeli company engaged in the research and development of products for the photonics industry, to adjust the value of the investment as reflected in the last financing round of that company, in which the Company did not participate.

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

The share in profits of an associated company of $0.2 million in 2004, compared with losses of $0.5 million in 2003, reflected the Company’s share in the profits of Coreflow. The minority share in profits of a consolidated subsidiary of $0.1 million in 2004 reflected the 9% minority interest in Orbograph. This compared to a share in profits of $0.5 million in 2003. Until 2002 the Company accounted for 100% of Orbograph’s profits and losses since as long as Orbograph had accumulated losses Orbotech funded Orbograph’s negative shareholders’ equity. Should Orbograph incur losses in the future, the minority shareholders will, for so long as their interest in shareholders’ equity remains positive, participate in such losses.

Net income for the year ended December 31, 2004 was $29.5 million, or $0.90 per share (diluted), compared with a net loss of $3.0 million, or $0.09 per share (diluted), for the year ended December 31, 2003.

5.B    Liquidity and Capital Resources

The Company’s financial position remained strong during 2005, with cash, cash equivalents and marketable securities increasing to $211.4 million at the end of 2005 from the $181.8 million recorded a year earlier. This increase resulted primarily from strong positive cash flow from operating activities of $47.3 million and from financing activities of $4.8 million from the exercise of stock options, which was partially offset by cash used in investing and financing activities, including $7.0 million paid by the Company for the assets of Imarad, $7.2 million for a share repurchase and $7.7 million in capital expenditures.

Despite the increased level of operations during 2005, inventories decreased from $71.5 million as at December 31, 2004 to $70.9 million at December 31, 2005, reflecting the Company’s close managerial controls on inventories. Inventories as a percentage of revenues decreased to 18.7% as at December 31, 2005, compared with 22.7% as at December 31, 2004. Net trade accounts receivable rose by $12.9 million at year end due to the increase in products sold. The period trade receivables were outstanding (calculated by dividing trade receivables at year end into latest quarter revenues) increased marginally from 118 days on December 31, 2004 to 120 days on December 31, 2005. The Company did not record any significant bad debts during 2005. Trade accounts payable of $35.8 million remained relatively unchanged from their December 31, 2004 levels, despite the increased overall amount of business conducted by the Company during 2005.

Capital expenditures during 2005 totaled $7.7 million compared with $4.9 million in 2004, as the Company expended greater amounts in upgrading its management information systems.

The Company had unutilized credit lines totaling $50.0 million at December 31, 2005.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its currently available cash and cash equivalents and funds generated from operations will be sufficient to meet its working capital requirements for the next twelve months.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). See Item 11—Quantitative and Qualitative Disclosures About Market Risk. The Company’s policy in utilizing these financial instruments is to protect the Dollar value of its cash and cash equivalent assets rather than to serve as a source of income. For information as to monetary balances in non-Dollar currencies, see Note 11 to the Financial Statements.

5.C    Research and Development, Patents and Licenses, etc.

(a)    Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. As of December 31, 2005, 376 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participation in such expenditures by the Government of Israel for the periods indicated:

	Year ended December 31,
	2005	2004	2003
	(in thousands)
Internally-funded research and development expenditures	$55,761	$47,997	$39,456
Governmental participations	957	1,719	2,601

Total outlay for research and development	$56,718	$49,716	$42,057

Since 2002 the Company has participated in a royalty free, OCS funded program for the development of generic technologies, for which the Company became eligible as a result of the OCS Agreement. During the years ended December 31, 2005, 2004 and 2003, the Company’s expenses to the Israeli Government with respect to royalty obligations under an Israeli Government program in which the Company previously participated (all of which related to Orbograph) were approximately $0.2 million, $0.3 million and $0.4 million, respectively. See Note 7a(1) to the Financial Statements.

Israeli Government consent is required to manufacture products developed with such participations outside of Israel and to transfer to third parties know-how developed through projects in which the Government participates. Such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how.

(b)    Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. As of February 28, 2006, the Company held 106 patents covering 57 different inventions and had 171 patent applications pending.

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

The Company has in the past received and may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company’s products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company’s obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims.

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

5.D    Trend Information

The global electronics industry has continued to be strong during 2005 and the early part of 2006. Manufacturers of bare PCBs (particularly in the Far East) have, for the last two years, consistently been reporting high utilization levels and solid demand for their products leading, in turn, to steadily increased demand for the Company’s bare PCB products. In addition, the Company continues to benefit from the ongoing trend in the electronics industry towards technological enhancements and more sophisticated electronic devices. PCB manufacturers are seeking more advanced inspection and production solutions, as a result of which demand for the Company’s bare PCB-AOI and direct imaging systems has remained strong. In the fourth quarter of 2004, the Company introduced the Discovery PCB-AOI system and the Paragon direct imaging system and, since that time and through the early part of 2006, these products have constituted the Company’s principal bare PCB-AOI and direct imaging solutions. The positive responses to both of these systems have reinforced the Company’s position of leadership in the provision of AOI and process control systems and imaging solutions for use in the manufacture of bare PCBs. The Company expects that its direct imaging solutions will continue to contribute strongly to growth in its bare PCB business during 2006.

Although the Company’s assembled PCB business had revenues in 2005 similar to those of the previous year, the Company maintains its view that in general this business has potential that has yet to be realized. The overall strength of the assembled PCB industry, and the Company’s introduction, in the second quarter of 2005, of the Symbion series of post-paste and post-reflow systems (which have been positively received by customers), contributed generally to a stronger second half of 2005 and early part of 2006, and the Company sees this trend continuing. Nevertheless, the increasingly competitive environment (including, in particular, competition from local suppliers in the Far East) and the still limited recognition by assembly houses of the potential benefits of AOI, pose continuing challenges to the Company in improving profitability in the assembled PCB area of its business.

During 2005 and in the early part of 2006, the FPD industry has continued to experience significant capital investments in new fabrication plants. The Company’s FPD customers are reportedly preparing for additional capital expenditures during 2006 and 2007 in response to higher demand for LCDs for use in consumer products, particularly large wall-mounted television sets for home use. The Company anticipates that the quantity of new FPD fabrication lines, combined with the growing importance of yield management, including inspection functions (for example in shortening ramp-up time for new facilities), should continue to result in growth for its FPD business. In addition, the Company expects to benefit from the application, within existing and future FPD fabrication lines, of other functions being developed and offered by the Company as part of its FPD inspection systems (such as data gathering and defect classification solutions).

The Company’s ability to develop and offer these types of solutions to FPD manufacturers in a timely manner, and the complexities associated with increases in glass sizes and the mix between off-line and in-line inspection solutions offered by the Company, pose significant operational challenges and will require increased spending for research and development. Moreover, the timing uncertainties associated with “move-in” dates for new FPD fabrication facilities (particularly those scheduled for the latter part of 2006 and beyond), and the consequent possible effects on the timing of revenue recognition for certain of these expensive products, may have a substantial effect on the Company’s quarterly revenues and net income. During the first quarter of 2005, the Company recognized initial revenues from its seventh generation in-line FPD-AOI systems delivered commencing in the second half of 2004 to a major Korean FPD manufacturing customer. Subsequently in 2005, the Company achieved additional successful installations of its seventh generation FPD-AOI systems, and in the first quarter of 2006 the Company delivered, and will recognize revenues from, its FPD-AOI systems (developed based on the Company’s unified technology platform) for the first eighth generation fabrication plant, for use in the inspection of large panels for production of LCD televisions.

As a result of the improvement in the Company’s business and the factors described above, the Company remains optimistic as to the demand for its principal products. In addition, it is confident that its continuing emphasis on research and development has laid a sound foundation for future growth. Nevertheless, the Company is not able to predict the duration, extent or stability of the current strong business and economic environment, and its ability to foresee future trends in the flow of orders (principally for its PCB-AOI systems) remains generally limited, as is its ability to forecast the extent to which these factors may affect its revenues, profitability and capital resources during 2006 and beyond.

For information concerning the effect of the adoption of FAS 123(R) on the Company’s net income commencing in the first quarter of 2006, see Recently Issued Accounting Pronouncements.

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

5.F    Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2005:

	(Dollars in millions)
	Payment due
	Total	in 2006	in 2007	in 2008	in 2009	after 2009
Contractual Obligations:
Operating leases	17.3	5.5	4.6	3.0	2.1	2.1
Purchase obligations	30.3	30.3	—	—	—	—

Total	47.6	35.8	4.6	3.0	2.1	2.1

Operating lease obligations represent commitments under various commercial facility and vehicle leases. Purchase obligations represent outstanding purchase commitments for inventory components ordered in the normal course of business. The Company does not have outstanding any short-term or long-term indebtedness and is not a party to any capital leases.

5.G    Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.	Directors, Senior Management and Employees

6.A    Directors and Senior Management

As at February 28, 2006, the Directors and Executive Officers of the Company were as follows:

Name	Date of Birth	Director Since	Position with the Company
Dr. Shlomo Barak (1)	November 19, 1938	1981	Chairman of the Board of Directors of the Company and paid consultant
Yochai Richter (2)(3)	September 17, 1942	1992	Director and Chief Executive Officer
Dr. Michael Anghel (4)(5)	January 13, 1939	1986(6)	Director and Chairman of the Audit, Remuneration and Nominating Committees
Yehudit Bronicki (7)	December 29, 1941	2000(8)	Director
Dan Falk (2)(4)	January 12, 1945	1997	Director
Uzia Galil (1)	April 27, 1925	1981	Director
Gideon Lahav (4)(5)	December 9, 1929	1998	Director
Dr. Jacob Richter (3)(7)	December 24, 1945	1997(9)	Director
Dr. Shimon Ullman (1)	January 28, 1948	1992	Director
Raanan Cohen	April 1, 1955		Co-President—Business and Strategy
Eyal Harel	May 2, 1957		Co-President—Products and Technology
Arie Weisberg	October 19, 1950		Co-President—Global Resources
Abraham Gross	April 29, 1951		Chief Scientist
Amichai Steinberg	May 25, 1962		Corporate Vice President for Finance and Chief Financial Officer
Adrian Auman	December 16, 1954		Corporate Vice President for Investor Relations and Director of Finance
Michael Havin	December 14, 1958		Corporate Secretary

(1)	Class II Director. See Item 6.C(a).

(2)	Class I Director. See Item 6.C(a).

(3)	Yochai Richter and Jacob Richter are brothers.

(4)	Member of the Audit Committee of the Board of Directors of the Company (the “Audit Committee” and the “Board of Directors”, respectively), the Remuneration Committee of the Board of Directors (the “Remuneration Committee”) and the Nominating Committee of the Board of Directors (the “Nominating Committee”).

(5)	External Director.

(6)	Dr. Anghel resigned as a director of the Company as of October 27, 1992, and was re-appointed as a director of the Company on November 19, 1992.

(7)	Class III Director. See Item 6.C(a).

(8)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(9)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993.

* * * * * * * * * *

Dr. Shlomo Barak has been the Chairman of the Board of Directors since August 1996 and served as Co-Chairman of the Board of Directors from October 1992 to November 1994. In 2003, Dr. Barak became a paid consultant to the Company, to assist it in identifying, creating and pursuing directions and opportunities for the development and expansion of its business. Dr. Barak was a founder, as well as the President, Chief Executive Officer and a director of the Company, from its formation in 1981 until October 1992. Prior to the Company’s formation, Dr. Barak was Vice President for Research and Development and Engineering for four years at El-Op Ltd., an Israeli manufacturer of electro-optical systems for military and commercial applications, where he was employed for ten years. Dr. Barak currently serves as chairman of the board of directors of B.G. Negev Technologies & Applications Ltd., an Israeli company established to facilitate the commercial application of new technologies developed at Ben-Gurion University of the Negev in Israel (“Ben-Gurion University”). Dr. Barak holds a bachelor’s degree in mathematics and physics and a master’s degree and a doctorate in physics, all from the Hebrew University of Jerusalem (the “Hebrew University”).

Yochai Richter has been the Chief Executive Officer since November 2002 and was the President and Chief Executive Officer from November 1994 to November 2002. He has been a member of the Board of Directors since October 1992 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until consummation of the Merger in 1992. He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel is a member of the boards of directors of Syneron Medical Ltd., which designs, develops and markets aesthetic medical products, PowerDsine Ltd., which designs, develops and supplies solutions to enable the delivery and distribution of operating power over the same network cable as data, and Scopus Video Networks Ltd., which develops, markets and supports digital video networking products to enable network operators to offer advanced video services to their subscribers, all of which are Israeli Nasdaq-listed companies. From 2004 to 2005 he served as the president and chief executive officer of Discount Capital Markets Ltd., which is the investment banking arm of Israel Discount Bank Ltd. (“IDB”). In 1999, he founded CAP Ventures Ltd., an Israeli company operating and investing in the area of Israeli advanced technology ventures, and served as its managing director from 1999 to 2004. From 1977 to May 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”), an Israeli corporation, and as managing director of DIC Communication and Technology Ltd., a wholly owned subsidiary of DIC. In addition, during this period he served on the boards of directors of a number of Israeli Nasdaq-listed companies connected with DIC and PEC Israel Economic Corporation, a Maine corporation, including Elron Electronic Industries Ltd. (“Elron”), Elscint Ltd., Elbit Medical Imaging Ltd., Nice Systems Ltd. (“Nice”) and Gilat Satellite Networks Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company (Tevel Israel International Communications Ltd.) and the Israeli cellular telephone company Cellcom Israel Ltd., as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat Industries Ltd. (“Ormat”), an Israeli manufacturer and developer of renewable energy power plants, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the president and chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. (“Ormat Technologies”), a subsidiary of Ormat and a Delaware company listed on the New York Stock Exchange, and its subsidiaries. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice, which develops and provides multimedia digital recording solutions, Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources, ClickSoftware Technologies Ltd., which develops and provides field service optimization solutions, Jacada Ltd., which develops and provides software designed to improve the productivity and efficiency of users of business systems, and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also a director of Orad Ltd., Poalim Ventures I Ltd., Dmatek Ltd., Netafim Ltd. and Plastopil Hazorea Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at IDB, prior to joining Orbot.

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

Dr. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute, and served as head of that department from 1994 to 2003. He served as the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger. Dr. Ullman was previously a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003 he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc.

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

Dr. Abraham Gross has served as Chief Scientist of the Company since 2000. From 1998 to 2000, during a leave of absence from Orbotech, he served as the chief engineer of Microvision, Inc., a Seattle-based developer of high-resolution, scanned beam display and imaging systems. Prior to 1998, and since joining the Company in 1985, Dr. Gross held various managerial and research positions, in the course of which he has been involved in the research and development of optical techniques for testing and inspection of electronic materials, laser plotter technologies and laser matter interaction. Dr. Gross has authored numerous scientific publications in the field of electro-optics and optical engineering. He received both his bachelor’s and master’s degrees in physics from the Technion, and holds a doctorate in physics and atmospheric sciences from Drexel University.

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

Adrian Auman has been Corporate Vice President for Investor Relations and Director of Finance since January 1, 2000, prior to which he had, since July 1997, been Director of Finance. He was financial controller of the Company from October 1992 to July 1997 and was the financial controller of Orbot from 1988 until the Merger. Prior to joining Orbot, he was an audit supervisor at Kesselman & Kesselman (“Kesselman”), independent registered public accountants in Israel, from 1986 to 1988 and a tax manager at Goldstein, Golub, Kessler & Co., certified public accountants, from 1979 to 1985. He is a certified public accountant both in Israel and the United States and has a master’s of science degree from Pace University in New York.

Michael Havin has been Corporate Secretary since August 1996. Prior to joining the Company he practiced as a commercial attorney in Jerusalem from 1991 to 1995 and in Melbourne, Australia, from 1983 to 1989. He is qualified to practice law both in Israel and in Australia and holds bachelor of laws and bachelor of arts degrees from Monash University in Melbourne.

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

6.B    Compensation

The following table sets forth, with respect to all directors and officers of the Company as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2005:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments
All directors and officers as a group (consisting of 16 persons)	$3,820,002	$498,895

Directors Remuneration

Under arrangements approved by the Audit Committee, the Board of Directors and the shareholders of the Company: (a) each of the members of the Audit Committee (which must include all external directors) are compensated as follows: (i) an annual payment to each of such directors of $12,500 plus applicable value added tax (“VAT”); and (ii) a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which they participate; and (b) each of the members of the Board of Directors who are not members of the Audit Committee and are not, or will in the future cease to be, employees of the Company are compensated as follows: (i) an annual payment to each of such directors, for as long as they are directors, of $10,000 plus VAT; and (ii) a payment of $500 plus VAT for every meeting of the Board of Directors or any committee thereof in which they participate. Under the provisions of a consulting agreement entered into between the Company and Dr. Barak in 2003, for as long as Dr. Barak serves as a director of the Company, payments made to him pursuant to such agreement will include any director’s fees from the Company payable in cash (whether by way of annual or per meeting payments) to which he would otherwise have been entitled. For further information concerning the agreement with Dr. Barak, see Item 7.B—Related Party Transactions.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”), Under the 2005 Directors Plan, each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors but not including the Chief Executive Officer (even if a director), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and restricted shares, with an aggregate value of $43,750 with respect to the Chairman of the Board of Directors, and with an aggregate value of $35,000 with respect to each other eligible director under the 2005 Directors Plan. Equity awards under the 2005 Directors Plan vest in full on May 31 of the calendar year following the year in which they are made (approximately yearly from the grant dates). Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60.

Remuneration of Chief Executive Officer

Yochai Richter has an employment agreement with the Company pursuant to which he serves as “general manager”. On July 14, 2005, the shareholders of the Company approved an increase in the salary of Mr. Richter from $28,000 to $33,000 per month, effective as of January 1, 2005. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his previous monthly salary plus certain benefits. He would also receive severance pay equal to 150% of his last monthly salary payment times the number of years employed (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

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

In 2005, the annual bonus for Mr. Richter, which was so approved, was 1% of the net annual profit of the Company for 2005, payable upon approval by the Board of Directors of the Company’s 2005 audited financial statements. A bonus of $432,500 was paid to Mr. Richter in respect of 2005.

Equity Awards to Directors

The following table sets forth information, as at February 28, 2006, concerning all outstanding equity awards to directors of the Company:

	Year of award	Type of award	Exercise price per share ($)	Shares granted	Shares vested and unexercised	Shares unvested	Scheduled year of expiration
Chairman of the Board of
Directors	2001	Option	22.27	7,250	7,250	0	2006
	2003	Option	16.26	50,000	37,500	12,500	2008
	2005	Option	23.01	2,374	0	2,374	2012
	2005	Restricted Shares	N/A	950	0	950	N/A

Chief Executive Officer	2001	Option	22.27	125,000	125,000	0	2006
	2003	Option	16.26	50,000	25,000	25,000	2008
	2005	Option	23.01	27,500	0	27,500	2012
	2005	Restricted Shares	N/A	7,500	0	7,500	N/A

Each External Director	2003	Option	22.27	7,250	7,250	0	2006
	2005	Option	23.01	1,899	0	1,899	2012
	2005	Restricted Shares	N/A	760	0	760	N/A

Each Other Director	2001	Option	22.27	7,250	7,250	0	2006
	2005	Option	23.01	1,899	0	1,899	2012
	2005	Restricted Shares	N/A	760	0	760	N/A

All such awards are subject to the terms of the 2000 Plan and all awards made to directors during 2005 (except to the Chief Executive Officer) were made as part of the 2005 Directors Plan.

Pursuant to shareholder approval, each of the above equity awards granted during 2003 and 2005, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2000 Plan, will benefit from the capital gains tax treatment which became available as part of the 2003 Israeli tax reform and pursuant to an election made by the Company thereunder. For further information see Item 6.E—Share Ownership—The 2000 Plan.

None of the directors holds any other equity awards. For information as to equity awards during 2005 to directors and officers as a group, see Item 6.E—Share Ownership—Certain Information Concerning Equity Awards to Directors and Officers. The amounts referred to in the remuneration table above do not include the value of stock options awarded to the directors or officers of the Company, but do include the value of restricted share awards to the extent expensed in 2005.

6.C    Board Practices

(a)    Membership of Board of Directors; External Directors; Financial Experts

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

The three classes of directors are designated Class I Directors, Class II Directors and Class III Directors. The current terms of the Class I Directors will expire at the annual general meeting of shareholders to be held in

2008, the current terms of the Class II Directors will expire at the annual general meeting of shareholders to be held in 2006 and the current terms of the Class III Directors will expire at the annual general meeting of shareholders to be held in 2007. Mr. Dan Falk and Mr. Yochai Richter are the current Class I Directors, Dr. Shlomo Barak, Mr. Uzia Galil and Dr. Shimon Ullman are the current Class II Directors and Mrs. Yehudit Bronicki and Dr. Jacob Richter are the current Class III Directors. In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

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

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority (the “ISA”) or of an Israeli stock exchange. If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

Pursuant to an amendment to the Companies Law in 2005, at least one of the external directors is required to have financial and accounting expertise and the other is required to have professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration these criteria and matters set forth in the regulations. The amendments with respect to external directors will apply to the new external directors to be appointed by the Company in 2006. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors. The Board of Directors has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director, will be one, and that Mr. Dan Falk qualifies as such.

External directors are elected for a term of three years and may be re-elected for one additional three-year term. Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company. Notwithstanding the above, regulations under the Companies Law provide that with respect to companies such as the Company, whose shares are traded on a stock exchange outside of Israel, the board of directors may determine that a director appointed prior to February 1, 2000 (the effective date of the

Companies Law), who meets the above qualifications, be deemed an external director even if the person served as a director when the Companies Law became effective. In such case shareholder approval was not required.

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

Following termination of service as an external director and for two years thereafter, a company may not appoint the external director as an office holder of the company and cannot employ or receive paid services from the external director either directly or indirectly, including through a corporation controlled by him or her.

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

There are not any directors’ service contracts with the Company providing for benefits on termination of employment. For information as to the employment agreement of the Chief Executive Officer (who is also a director) with the Company, which provides for benefits on termination of employment, see Item 6.B— Compensation—Remuneration of Chief Executive Officer.

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

(ii)    Remuneration Committee

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company’s equity remuneration plans. Under the Companies Law, the Remuneration Committee may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an “independent director” in accordance with the Nasdaq listing standards.

(iii)    Nominating Committee

During 2005, the Board of Directors established the Nominating Committee, membership of which is limited to “independent directors” in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board of Directors, to recommend such individuals for nomination for election to the Board of Directors and to make recommendations to the Board of Directors concerning committee appointments.

(c)    Executive Sessions

At least twice per annum the independent directors of the Company (currently Dr. Michael Anghel, Mrs. Yehudit Bronicki, Mr. Dan Falk, Mr. Uzia Galil and Mr. Gideon Lahav) meet in “Executive Sessions”, which no others persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

6.D    Employees

As of December 31, 2005, the Company employed 1,547 people (1,520 at December 31, 2004), of whom 780 were based in Israel, 439 in the Pacific Rim, 142 in Europe, 110 in Japan and 76 in the United States. Of these employees, 376 were employed in research and development, 657 in marketing, sales and service, 237 in production and 277 in management and administration.

The Company considers its relations with its employees to be good and has not experienced a labor dispute or strike. Approximately 65% of the Company’s employees have advanced technical and academic qualifications.

The Company is not a party to any collective bargaining agreement with respect to its Israeli employees. However, the Company is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association) which are applicable to the Company’s Israeli employees by virtue of expansion orders of the Israeli Minister of Industry, Trade and Labor. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards including the length of the work day and work week, minimum wages, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimum. An additional significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time. For information concerning the Company’s liability for severance pay, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Note 6 to the Financial Statements.

6.E    Share Ownership

(a)    General

The Company presently administers two equity remuneration plans: the 1992 Plan, which was adopted in order to enable the Israeli employees of the Company to obtain the benefit of certain provisions of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”); and the 2000 Plan, which was initially adopted to provide incentives to employees, officers, directors and/or consultants of the Company and certain other related Israeli entities by providing them with the opportunity to purchase shares of the Company, and was broadly amended, restated and renamed in 2005. In addition, until June 2005, the Company administered the 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the “1995 Plan”), which was adopted to provide for the grant of options to employees of the Company’s foreign subsidiaries. The Company has also granted an option to a consultant of the Company pursuant to the 1998 Plan.

In June 2005, as part of a broad review of its long-term incentive equity compensation programs in light of changes in industry practices and accounting developments, and in view of the fact that the 1995 Plan was then due to expire, the Board of Directors resolved, and the shareholders of the Company subsequently ratified and approved, to merge the 1995 Plan into the 2000 Plan, and to amend and restate the 2000 Plan so as to create one unified plan allowing for the granting of equity awards (consisting of stock options and restricted shares) to directors, officers, employees and consultants of the Company, related entities in Israel and the Company’s non-Israeli subsidiaries. As a result, the 2000 Plan has become the sole vehicle for all new equity awards to directors, officers, employees and consultants of the Company and its Israeli and non-Israeli affiliates and subsidiaries. Unless otherwise stated, all data presented in this Annual Report on Form 20-F with respect to equity awards under the 2000 Plan have been adjusted to reflect the merger of the 1995 Plan with and into 2000 Plan.

The 2000 Plan (in its amended and restated form) is based generally upon the language and format of the 1995 and 2000 Plans as previously in effect; however it incorporates a number of substantive changes from those plans. These include: (i) the addition of 1,000,000 shares which were reserved for purposes of the 2000 Plan; (ii) the introduction of restricted share awards; (iii) alteration of the maximum term of options to seven years; (iv) specific prohibitions on “reload” features, the re-pricing of options and the awarding of discount options; and (v) the extension of the term of the 2000 Plan to June 4, 2015.

Awards under the Company’s equity remuneration plans (other than to directors under the 2005 Directors Plan) usually vest as to 50% after two years from the effective date of grant, 75% after three years and 100%

after four years. Options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed, generally expire or are forfeited upon notification that the grantee will be ceasing to be an employee of, or consultant to, the Company, a related company in Israel or a non-Israeli subsidiary of the Company. Ordinary Shares subject to equity awards granted under either: (i) the 1995 Plan prior to its merger into the 2000 Plan in June 2005; or (ii) the 2000 Plan, become available for purposes of future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards.

For further information concerning equity awards, see Notes 1r and 8 to the Financial Statements.

(b)    The 1992 Plan

On January 23, 1992, in order to enable the Israeli employees of the Company to benefit from the provisions of Section 102 of the Tax Ordinance, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the 1992 Plan, a stock option plan under which, as amended with shareholder approval, options were, from time to time over the term of the 1992 Plan, available to be awarded to certain key employees of the Company and/or other entities in Israel in which the Company held at least a 50% equity interest. The exercise prices of options granted under the 1992 Plan prior to June 2000 were not less than 85% of the fair market value of the Ordinary Shares on the date of the grant, and such options, if unexercised, expired not later than eight years following the date of grant. The 1992 Plan, which terminated on January 22, 2002 (except as to option awards outstanding on that date), is, subject to the provisions of the Companies Law, administered by the Remuneration Committee.

During 2005, options to purchase a total of 67,200 and 125,809 Ordinary Shares (having respective weighted average exercise prices of $41.68 and $9.34 per share) were cancelled and exercised, respectively, under this Plan. As of February 28, 2006, under this Plan, options to purchase a total of 529,979 Ordinary Shares, expiring on various dates between April 6, 2006 and September 17, 2008, and having a weighted average remaining life of 1.61 years and a weighted average exercise price of $33.81 per share, were outstanding, all of which had fully vested. No options to purchase Ordinary Shares remained available for future equity awards.

(c)    The 1998 Plan

On April 7, 1998, an option to purchase 33,750 Ordinary Shares was granted without shareholder approval to an independent consultant of the Company under the 1998 Plan at an exercise price of $12.55 per Ordinary Share, and otherwise upon the terms and conditions applicable to grants made under the 1992 Plan.

During 2005, this option was not exercised as to any Ordinary Shares, nor were additional options to purchase Ordinary Shares either awarded or cancelled under the 1998 Plan. As of February 28, 2006, this option had been exercised as to 9,375 Ordinary Shares and was fully vested as to the remaining 24,375 Ordinary Shares, and no Ordinary Shares remained available for future grants under the 1998 Plan. This option will expire on April 6, 2006.

(d)    The 2000 Plan

On June 21, 2000, the Board of Directors adopted, and the Company’s shareholders subsequently approved, the Employee Share Ownership and Option Plan (2000), which was amended in 2003 with shareholder approval, and was broadly amended, restated and renamed in 2005, also with shareholder approval (as discussed above). In its current form, the 2000 Plan is intended to provide incentives to employees, officers, directors and/or consultants of the Company, other companies, partnerships or entities in Israel in which the Company holds, directly or indirectly, at least a 50% equity interest and/or the Company’s subsidiary entities and their respective subsidiary entities outside Israel, by providing them with the opportunity to purchase or receive shares of the Company.

The 2000 Plan is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, and is designed to enable the Company to grant options and issue shares under various and different tax regimes including, without limitation: (i) pursuant and subject to Section 102 of the Tax Ordinance or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Tax Ordinance; (iii) as “incentive stock options” within the meaning of Section 422(b) of the U.S. Internal Revenue Code of 1986, as amended from time to time; (iv) as options to U.S. taxpayers which would not qualify as “incentive stock options”; (v) to grantees in jurisdictions other than Israel and the United States; and (vi) as restricted shares. The 2000 Plan will terminate on June 4, 2015 (except as to option awards outstanding on that date).

During 2005, under this Plan: (i) options to purchase a total of 574,592, 1,047,585 and 235,242 Ordinary Shares (having respective weighted exercise prices of $24.06, $48.44 and $16.27 per share) were awarded, cancelled and exercised, respectively; and (ii) a total of 60,020 restricted shares were granted. As of February 28, 2006, under this Plan: (iii) options to purchase a total of 4,638,779 Ordinary Shares, expiring on various dates between March 31, 2006 and February 15, 2013 and having a weighted average remaining life of 2.44 years and a weighted average exercise price of $21.33 per share, were outstanding (of which 2,820,914 with a weighted average remaining life of 1.47 years and a weighted average exercise price of $22.28 per share had vested); (iv) 2,150,819 Ordinary Shares remained available for future equity awards; and (v) no restricted shares had been forfeited.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of restricted shares or shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. Previously, gains from equity awards were taxed as salary income only, at the employee’s marginal tax rate (which could be up to 49%). As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes the amounts credited as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee, and will continue to be entitled to do so in respect of equity awards made prior to January 1, 2003. This differs from the favorable tax benefits generally available to U.S. corporations from the exercise of non-statutory stock options under U.S. federal income tax laws.

(f)    Certain Information Concerning Equity Awards to Directors and Officers

The following table sets forth for all directors and officers of the Company as a group, including all persons who were at any time during the period indicated directors or officers of the Company, certain information in respect of both the 1992 Plan and the 2000 Plan (expressed in terms of Ordinary Shares except where indicated otherwise) concerning: (i) equity awards granted by the Company between January 1, 2005 and December 31, 2005; (ii) options which were exercised and paid between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2005. The table does not include information concerning equity awards under the 1998 Plan since no equity awards have been granted to any directors or officers of the Company under the 1998 Plan.

	Plan
	1992	2000
Equity Awards Granted:
• Number of Ordinary Shares	0	112,617
• Number of Restricted Shares	N/A	31,720
• Weighted average exercise price per Ordinary Share	N/A	$18.56
• Year of expiration of options	N/A	2012
Options Exercised/Paid:
• Number of Ordinary Shares	35,425	0
• Weighted average exercise price per Ordinary Share	$7.15	N/A
Equity Awards Cancelled:
• Number of Ordinary Shares	0	265,000
• Weighted average exercise price per Ordinary Share	N/A	$62.81
Equity Awards Outstanding:
• Number of Ordinary Shares	128,137	1,013,242
• Number of Restricted Shares	N/A	31,720
• Weighted average exercise price per Ordinary Share	$27.98	$20.20
• Weighted average remaining life (years)	1.44	2.40

Since restricted shares are issued for nominal consideration only, if any, they have been treated as having an exercise price of zero for purposes of calculating the weighted average exercise price of equity awards in the above table. In addition, restricted shares have no expiration date and, accordingly, have been excluded for purposes of calculating the weighted average remaining life of equity awards in the above table.

For information as to outstanding equity awards held by each director of the Company, see Item 6.B—Compensation.

(g)    Certain Information Concerning Ordinary Shares Owned by Directors and Officers

The following table sets forth information as of February 28, 2006, concerning the shareholdings of those directors and officers of the Company known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

Name	Number of Shares(1)	Percentage of Ordinary Shares Outstanding
• Jacob Richter	1,406,515	4.32%	(2)
• Yochai Richter	1,248,255	3.82%	(2)
• Michael Anghel	760		(3)
• Shlomo Barak	950		(3)
• Yehudit Bronicki	760		(3)
• Dan Falk	8,760		(3)
• Uzia Galil	11,260		(3)
• Gideon Lahav	760		(3)
• Shimon Ullman	114,115		(3)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, held by such directors and officers. Includes Ordinary Shares issued as restricted shares. For information as to outstanding equity awards to directors, see Item 6.B—Compensation—Equity Awards to Directors.
(2)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d—3(d) promulgated under the Exchange Act.
(3)	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

7.A    Major Shareholders

The following table sets forth information as of February 28, 2006 (except as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group.

Identity of Person or Group	Number of Shares(1)	Percentage of Ordinary Shares Outstanding(1)
• FMR Corp. (2) 82 Devonshire Street Boston, Massachusetts 02109	2,999,985	9.22%
• J. & W. Seligman & Co. Incorporated (3) 100 Park Avenue New York, New York 10017	2,834,800	8.71%
• Harris Associates L.P. (4) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	2,711,200	8.33%
• T. Rowe Price Associates, Inc. (5) 100 E. Pratt Street Baltimore , Maryland 21202	1,954,000	6.01%
• All directors and officers as a group (consisting of 16 persons) (6)	3,590,240	11.04%

(1)

The Company had outstanding, on February 28, 2006, 32,533,069 Ordinary Shares. This number does not include a total, as at that date, of 7,343,952 Ordinary Shares, 5,193,133 of which were subject to outstanding stock options granted pursuant to the Company’s equity remuneration plans (of which 3,375,268 had vested) and 2,150,819 of which remained available for future equity awards pursuant to such plans, comprised of:

(a)	529,979 Ordinary Shares issuable pursuant to options under the 1992 Plan, all of which had fully vested;
(b)	24,375 Ordinary Shares issuable pursuant to an option granted to a consultant to the Company under the 1998 Plan, which had fully vested; and
(c)	6,789,598 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, of which:

(i)	4,638,779 Ordinary Shares were subject to options that had been granted (of which 2,820,914 had vested); and
(ii)	2,150,819 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan.

Also does not include 483,000 Ordinary Shares purchased by the Company during 2000, and 299,122 Ordinary Shares purchased by the Company during 2005, all of which are held as dormant shares under Israeli law. For so long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

(2)	As of December 31, 2005, based on a report filed with the SEC dated February 14, 2006. The report indicated sole dispositive power as to all 2,999,985 Ordinary Shares by FMR Corp. and by Edward C. Johnson 3rd, members of whose family may be deemed to form a controlling group with respect to FMR Corp. FMR Corp. controls Fidelity Management & Research Company (“Fidelity”), a registered investment advisor which is also a beneficial owner of all such Ordinary Shares, all of which are also beneficially owned by Fidelity Low Priced Stock Fund (the “Fund”), a registered investment company. The power to vote all such Ordinary Shares resides with the Fund’s Board of Trustees. Fidelity votes the shares under written guidelines established by the Fund’s Board of Trustees.
(3)	As of December 31, 2005, based on a report filed with the SEC dated February 13, 2006. The report indicated shared voting power and shared dispositive power as to all 2,834,800 Ordinary Shares by J. & W. Seligman & Co. Incorporated (“JWS”) and by William C. Morris, the owner of a majority of the outstanding voting securities of JWS. The report also indicated shared voting power and shared dispositive power as to 2,350,000 of such Ordinary Shares by Seligman Communications & Information Fund, Inc., a fund for which JWS acts as an investment advisor.
(4)	As of December 31, 2005, based on a report filed with the SEC dated February 13, 2006. This report indicated shared voting power as to all 2,711,200 Ordinary Shares, sole dispositive power as to 937,000 of such Ordinary Shares and shared dispositive power as to 1,774,200 of such Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner. Harris Associates L.P. serves as an investment advisor to the Harris Associates Investment Trust which, through its various series, had shared voting and dispositive power as to 1,774,200 of such Ordinary Shares.
(5)	As of December 31, 2005, based on a report filed with the SEC dated February 14, 2006. This report indicated sole voting power as to 196,600 of such Ordinary Shares, and sole dispositive power as to all 1,954,000 of such Ordinary Shares, by T. Rowe Price Associates, Inc.
(6)	Includes 730,810 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. Also includes 31,720 restricted shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d—3(d) promulgated under the Exchange Act.

On February 28, 2006, there were 53 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 30,033,201 Ordinary Shares, constituting approximately 92.32% of the outstanding Ordinary Shares as at that date.

The Articles provide that each Ordinary Share shall confer upon its holder the right to vote in general meetings of the Company. All outstanding Ordinary Shares (other than dormant shares) have equal rights.

7.B    Related Party Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as “general manager”. For information concerning this agreement, see Item 6.B—Compensation—Remuneration of Chief Executive Officer.

In 2003, the Audit Committee, the Board of Directors and the shareholders of the Company approved a proposal pursuant to which the Company engaged Dr. Shlomo Barak, who is the Chairman of the Board of Directors, as a paid consultant and advisor to the Company to assist it in identifying and creating directions and opportunities for the development and expansion of its business and for the application of its technology and resources, and to participate in pursuing such opportunities. The Company compensates Dr. Barak for these services by the payment of $10,000 plus VAT per month, commencing January 1, 2003, and the one-time grant to him of an option to purchase 50,000 Ordinary Shares under the 2000 Plan, which vests in equal installments, over a four year period beginning as of January 1, 2003 (provided that Dr. Barak is still rendering these consulting and advisory services to the Company on each such vesting date). For as long as Dr. Barak serves as a director, the above payment will include any director’s fees from the Company payable in cash (whether by way of annual or per meeting payments) to which he would otherwise have been entitled.

For information concerning the participation of directors (including the Chairman of the Board of Directors) in the 2005 Directors Plan, and information concerning outstanding equity awards to directors, including awards made during 2005, see Item 6.B—Compensation—Directors Remuneration; Equity Awards to Directors.

In December 2005, the Company acquired all 299,122 Ordinary Shares owned by Ormat, in a privately negotiated transaction, for an agreed price of $24.15 per Ordinary Share (for a total consideration of approximately $7.2 million), which was calculated based on the lower of: (i) the closing price of the Ordinary Shares on December 9, 2005 (which was $25.45); and (ii) the average closing price of the Ordinary Shares for the seven trading days ending on December 9, 2005 (which was $24.15).

Certain equity awards held by certain officers of the Company are subject to immediate vesting in the event of death or a change in control of the Company.

7.C    Interests of Experts and Counsel

Not applicable in Annual Report on Form 20-F.

Item 8.	Financial Information

8.A    Consolidated Statements and Other Financial Information

(a)    Consolidated Financial Statements

See Item 18—Financial Statements and pages F-1 through F-42.

(b)    Export Sales

See Note 13a to the Financial Statements.

(c)    Legal Proceedings

The Company has not been party to any legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar matters or any governmental proceedings known to the Company, the resolution of which against the Company has had in the recent past a material adverse effect on the Company’s financial position or profitability.

From time to time, the Company is subject to various legal proceedings and claims that generally arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that any existing proceedings or claims will have a material adverse effect on its financial position or profitability. See Note 7b to the Financial Statements.

(d)    Dividend Policy

The Company does not have any current plans to pay dividends.

8.B    Significant Changes

For information as to any significant change which has occurred since the date of the annual financial statements included in this Annual Report, see Item 5.D—Trend Information.

Item 9.	The Offer and Listing

9.A    Offer and Listing Details

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The following table sets forth, in Dollars, the high and low reported sales prices of the Ordinary Shares on Nasdaq during the periods indicated.

Year	Period	High	Low
2001	Full Year	52.563	16.710
2002	Full Year	33.000	9.610
2003	Full Year	24.880	10.500
2004	Full Year	28.250	15.400
	• First Quarter	28.250	21.300
	• Second Quarter	24.780	17.900
	• Third Quarter	20.670	15.400
	• Fourth Quarter	21.270	16.130
2005	Full Year	26.400	19.600
	• First Quarter	24.610	19.600
	• Second Quarter	22.250	19.800
	• Third Quarter	26.400	21.040
	• Fourth Quarter	25.950	20.930
	• October	25.950	21.500
	• November	23.300	20.930
	• December	25.750	23.150
2006	Full Year (through March 27)	26.440	23.140
	• First Quarter (through March 27)	26.440	23.140
	• January	26.440	23.710
	• February	24.900	23.410
	• March (through March 27)	24.920	23.140

* * * * * * * * * *

On December 31, 2005, there were 53 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 29,875,273 Ordinary Shares, constituting approximately 92.28% of the outstanding Ordinary Shares as at that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes there are currently in excess of 3,400 beneficial holders of the Ordinary Shares.

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

(a)    Objects of the Company

Pursuant to Section 2.A. of the Memorandum the principal objects for which the Company was established include to engage in any form in the design, development, production, marketing and servicing of products and systems in the field of electro-optics and other kinds of electronic equipment, including electro-mechanical equipment, medical equipment and industrial instrumentation and control equipment.

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

A company such as the Company, incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Companies Ordinance to being governed by the Companies Law. These rules provide, among other things, that any amendment to the Memorandum or Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, unless and until the Company amends the Articles in such manner to provide for a different majority. The Articles provide that all shareholder resolutions, other than with respect to the amendment or replacement of the Memorandum or Articles and certain other matters which by law require a different majority, but including with respect to certain actions which, pursuant to Israeli law, would otherwise require a majority of 75% of the votes cast, such as a change of corporate name, an increase in authorized share capital, a consolidation or division of the Company’s share capital into shares of larger or smaller nominal value, a cancellation of unissued shares, a reduction of share capital, the creation of new classes, or the modification of the rights of classes, of shares and the approval of mergers, require only a simple majority of the votes cast. Subject to the Companies Law, a resolution in writing signed by the holders of all of the Ordinary Shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent will be sufficient to adopt the resolution in lieu of a meeting. The Companies Law does not currently provide for public companies such as the Company to have shareholder resolutions adopted by means of written consent in lieu of a shareholder meeting.

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

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of 25% or more of the voting power at general meetings. This rule does not apply if there is already another holder of 25% or more of the voting power at general meetings. Similarly, the Companies Law provides that, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting power of the company. This rule does not apply if someone else already holds more than 45% of the voting power of the company. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

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

In addition, if the Ordinary Shares are traded on the Tel Aviv Stock Exchange, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel, gains on the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

Under an amendment to the Israeli Income Tax (Inflationary Adjustments) Law, 1985, effective January 1, 1999, non-Israeli corporations may, under some circumstances, be subject to Israeli taxes on the sale of listed securities in an Israeli company subject to the provisions of any applicable tax treaty.

(ii)    Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Individuals who are non-residents of Israel are subject to a graduated income tax on income derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. Upon a distribution of a dividend, other than bonus shares (stock dividends), income tax is generally withheld at the rate of 25% (or 15% in the case of dividends distributed from taxable income derived from an Approved Enterprise), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct a business in Israel. See “U.S.—Israel Tax Treaty”.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer and the non-resident has no other sources of income in Israel.

Residents of the United States generally will have withholding tax in Israel deducted at source. As discussed below, they may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

(iii)    U.S.—Israel Tax Treaty

The Treaty is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of Ordinary Shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Approved Enterprise Law, dividends distributed by an Israeli company and derived from the income of an Approved Enterprise during the applicable benefits period will generally be subject to a reduced 15% dividend withholding tax rate. The Treaty further provides that a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. The lower 12.5% rate applies only on dividends distributed from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

Pursuant to the Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty (a “Treaty U.S. Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition subject to certain conditions. A sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period would not be exempt under the Treaty from such Israeli tax; however, under the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the Treaty.

Israel presently has no estate or gift tax.

(b)    United States Federal Income Tax

The following general discussion sets forth the material United States federal income tax consequences that are applicable to the following persons who invest in Ordinary Shares and hold such Ordinary Shares as capital assets (“U.S. Shareholders”): (a) individuals who are citizens or residents (as specifically defined for U.S. federal income tax purposes) of the United States; (b) corporations (or entities treated as corporations for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof; (c) estates or trusts the income of which is subject to U.S. federal income taxation regardless of its source; and (d) trusts if a court within the United States is able to exercise primary jurisdiction over the administration of the trust or one or more U.S. persons has the authority to control all substantial decisions of the trust. This discussion does not deal with: (i) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders based on their particular circumstances (including potential application of the alternative minimum tax); (ii) certain U.S. Shareholders subject to special treatment under the U.S. federal income tax laws such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, taxpayers whose functional currency is not the Dollar or foreign individuals or entities; (iii) U.S. Shareholders owning directly or by attribution 10% or more of the Ordinary Shares; (iv) any aspect of state, local or non U.S. tax laws; or (v) U.S. taxes that are not income taxes. Additionally, the following discussion does not consider the tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity. If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding Ordinary Shares should consult their tax advisors.

The summary of U.S. income tax laws set out below is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial decisions and published positions of the Internal Revenue Service (the “IRS”) as of the date hereof and is subject to any changes occurring in the United States law after that date, which changes could have retroactive effect.

(i)    Dividends Paid on Shares

Distributions on Ordinary Shares paid (before reduction for Israeli withholding taxes) out of the Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be dividends and will be includible in a U.S. Shareholder’s ordinary income when received. Dividends received by an individual taxpayer during taxable years before 2009 will be taxed at a maximum rate of 15%, provided the taxpayer has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends received by an individual taxpayer for taxable years after 2008 will be subject to tax at ordinary income rates. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

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

(ii)    Credit for Israeli Taxes Withheld

U.S. Shareholders may be entitled to deduct, or claim a U.S. foreign tax credit for, Israeli taxes that are withheld on dividends received, subject to applicable limitations in the Code. Dividends will be income from sources outside the United States and generally will be “passive income” (or “passive category income” for taxable years beginning after December 31, 2006) or “financial services income” (or “general category income” for taxable years beginning after December 31, 2006) for purposes of computing the U.S. foreign tax credit allowable to a U.S. Shareholder. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described in (i) above.

(iii)    Disposition of Ordinary Shares

A U.S. Shareholder will generally recognize capital gain or loss upon the sale or exchange of Ordinary Shares in an amount equal to the difference between the amount realized and the U.S. Shareholder’s tax basis in the Ordinary Shares. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period exceeds one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Gain or loss from the sale, exchange or other disposition of Ordinary Shares will generally be treated as from U.S. sources for U.S. foreign tax credit purposes. Pursuant to the Treaty, however, such gain or loss may be foreign source in certain circumstances. See “U.S.-Israel Tax Treaty”. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of Ordinary Shares.

(iv)    Passive Foreign Investment Company

A “passive foreign investment company” (“PFIC”) is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Company believes that it is not and has not been a PFIC for U.S. federal income tax purposes, and the Company expects that it will not become a PFIC. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company’s income if a qualified electing fund election has been made; or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain “excess distributions” (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, individual U.S. Shareholders will not be eligible for the 15% maximum tax rate on dividends described above.

(v)    Backup Withholding and Information Reporting

A non-corporate U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and “backup withholding” at a rate currently equal to 28% on cash payments in the United States of dividends on, and the proceeds of disposition of, Ordinary Shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder’s U.S. federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

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

The Company’s derivative transactions in 2005 were executed through Israeli banks and one United Kingdom investment bank. The Company believes that the credit risk of such institutions is minimal.

(b)    Exchange Rate Risk Management

Since the Company’s functional currency and that of its subsidiaries is the Dollar, the Company, including through its subsidiaries, protects itself against exposure arising from the difference between assets and liabilities in each currency other than the Dollar (“Balance Sheet Exposure”). The majority of the Balance Sheet Exposure in such subsidiaries is in Japanese Yen, Euros, Chinese RMB and NIS.

The Company endeavors to limit its exposure through “natural” hedging, i.e., by attempting to maintain a similar level of assets and liabilities in any given currency. The remaining exposure that is not set off “naturally” is limited by the use of derivative instruments. To the extent possible, this is also done on a consolidated basis.

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as at December 31, 2005 (at fair value—as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions).

	Euro	Japanese Yen	Chinese RMB	Other Far Eastern Currencies**	New Israeli Sheqel	Total
Israel*					(1.5)	(1.5)
Europe*	14.9					14.9
Japan*		29.8				29.8
China*			10.8			10.8
Pacific Rim*				6.1		6.1

Total	14.9	29.8	10.8	6.1	(1.5)	60.1

*	Maturing in 2006.
**	Includes Korean won and Taiwanese dollar.

Explanatory notes:

(1)	Total exposure is the sum of the absolute value figures.

(2)	The data presented in the table reflect the exposure after taking into account the effect of the “natural” hedging.

The table below details the hedging acquired in forward exchange contracts in order to limit the Balance Sheet Exposure. The data are as at December 31, 2005 as recorded in the Company’s financial records and are presented in Dollar equivalent terms (in millions).

	Euro	Chinese RMB	Korean Won	Taiwanese Dollar	Japanese Yen	New Israeli Sheqel	Total
Israel						(8.5)	(8.5)
Europe	14.3						14.3
Japan					27.0		27.0
China		8.8					8.8
Pacific Rim			0.7	4.1			4.8

Total	14.3	8.8	0.7	4.1	27.0	(8.5)	46.4

The Company also acquired forward exchange contracts in order to limit cash flow exposures:

(1)	Forward transactions are generally limited to three months (see also below).

(c)    Fair Value of Derivatives

The fair value of derivatives as of December 31, 2005, constituted an asset and a liability of approximately $0.1 million and $0.4 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d)    Interest Rate Risk Management

Cash and cash equivalents as of December 31, 2005, in the amount of $35.6 million bore interest at fixed rates of 0.90% - 4.40% per annum. Held-to-maturity marketable securities in the amount of $55.3 million, with the same aggregate fair value, consisted mainly of non-Israeli money market instruments and debentures, which bore interest at rates of 1.70% - 5.20% per annum and matured as follows: $24.2 million in 2006 and $31.1 million in 2007 through 2010. Due to the relatively short-term maturities of the Company’s cash, deposits and securities portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

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

(a)    Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company’s management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Company’s chief executive officer and chief financial officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b)    Management’s Annual Report on Internal Control over Financial Reporting

Not yet applicable to Registrant.

(c)    Attestation Report of the Registered Public Accounting Firm

Not yet applicable to Registrant.

(d)    Changes in Internal Control over Financial Reporting

Not yet applicable to Registrant.

Item 16A	Audit Committee Financial Expert

Dan Falk, a member of the Registrant’s Audit Committee, has been designated by the Board of Directors as an Audit Committee Financial Expert under the applicable rules and regulations of the SEC and as having financial and accounting expertise under the Companies Law and applicable regulations. Mr. Falk is “independent”, as that term is defined in the Nasdaq listing standards. For information as to certain financial, accounting and professional qualification requirements for external and other directors under the Companies Law, see Item 6.C—Board Practices—Membership of Board of Directors; External Directors; Financial Experts.

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

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management, at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”) (of which Kesselman is one), as well as a report regarding the extent of such services actually provided by Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, the Audit Committee’s appointed delegate in respect of audit-related and non audit-related services. Additional services from Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman and/or other member firms of PwC during 2005 were reported to, and such services and the services proposed to be provided by them during 2006 were pre-approved by, the Audit Committee, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2005	2004
Audit fees (1)	$400,000	$606,000
Audit related fees (2)	350,000	66,000
Tax fees (3)	122,000	269,000
All other fees	—	—

Total	$872,000	$941,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.

(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

Item 16D	Exemptions from the Listing Standards for Audit Committees

None

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In December 2005, the Company acquired all 299,122 Ordinary Shares owned by Ormat, in a privately negotiated transaction, for approximately $7.2 million ($24.15 per share). This purchase was not pursuant to any plan or program. For further information concerning this transaction, see Item 7.B—Related Party Transactions.

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

Item 19	Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text.*

(1.2)	Articles of Association reflecting amendments integrated into the text.*

(2.1)	Forms of Stock Certificates Representing Ordinary Shares.**

(4.1)	The Orbotech Ltd. Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999).**

(4.2)	The Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005).

(4.3)	The 2005 Directors Plan.

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

•      Orbotech, Inc.

•      Orbotech S.A.

•      Laser Imaging Systems GmbH & Co. KG

•      Orbotech Holding GmbH

•      Orbotech Schuh GmbH & Co. KG

•      Orbotech Pacific Ltd.

•      Orbotech Singapore Corporation Pte. Ltd.

•      Orbotech B.V.

•      Orbotech Asia Ltd.

•      Orbotech Japan Ltd.

•      Orbograph Ltd. (owned approximately 90% by the Company)

•      Orbotech Technology Ventures Limited Partnership, of which the partners are the Company and Orbotech Technology Ventures Limited.

• Frontline P.C.B. Solutions Ltd. (owned 50% by the Company) • Frontline P.C.B. Solutions Limited Partnership • Orbotech Medical Solutions Ltd.

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(14.1)	Consent of Independent Registered Public Accounting Firm.

*	Incorporated by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.
**	Incorporated by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/s/ YOCHAI RICHTER
Yochai Richter
Chief Executive Officer

Dated: March 30, 2006

ORBOTECH LTD.

(An Israeli Corporation)

2005 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2005 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ORBOTECH LTD.

We have audited the consolidated balance sheets of Orbotech Ltd. (the “Company”) and its subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The Company accounts for its 50%-owned joint venture, Frontline P.C.B. Solutions Limited Partnership, using the proportionate method of consolidation as required under generally accepted accounting principles in Israel. Generally accepted accounting principles in the United States of America require that such joint venture be accounted for using the equity method of accounting. The United States Securities and Exchange Commission stated that it would not object to the Company’s use of the proportionate method of consolidation as supplemented by the disclosure in note 2a to the consolidated financial statements.

In our opinion, except for the use of the proportionate method of consolidation, as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the results of their operations, the changes in shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Tel Aviv, Israel	KESSELMAN & KESSELMAN
March 30, 2006	CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2005	2004
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$156,112	$127,331
Marketable securities	24,165	14,462
Short-term bank deposits		10,000
Accounts receivable:
Trade	126,101	113,184
Other	16,884	19,849
Deferred income taxes	3,856	1,123
Inventories	70,885	71,525

Total current assets	$398,003	$357,474

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	$31,096	$29,987
Other long-term investments	8,539	8,332
Funds in respect of employee rights upon retirement	15,374	14,740
Non-current trade receivables	887	652
Deferred income taxes	1,264	4,001

	$57,160	$57,712

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	$19,149	$17,454

GOODWILL	$12,466	$9,032

OTHER INTANGIBLE ASSETS, net of accumulated amortization	$2,464	$2,199

Total assets	$489,242	$443,871

/S/ DR. SHLOMO BARAK	) Chairman of the Board
Dr. Shlomo Barak	) of Directors

/S/ YOCHAI RICHTER	) Chief Executive Officer
Yochai Richter	) and Director

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31
	2005	2004
	U.S. dollars in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$35,781	$35,261
Deferred income	20,470	22,724
Other	39,360	35,226

Total current liabilities	$95,611	$93,211
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT	26,584	24,877
COMMITMENTS AND CONTINGENT LIABILITIES, see note 7

Total liabilities	$122,195	$118,088

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	$659	$503

SHAREHOLDERS’ EQUITY:
Share capital—ordinary shares of NIS 0.14 par value (“Ordinary Shares”):
Authorized—50,000,000 Ordinary Shares;
Issued and outstanding:
December 31, 2005—33,155,356 Ordinary Shares;
December 31, 2004—32,734,285 Ordinary Shares	$1,635	$1,620
Additional paid-in capital	104,813	98,807
Deferred stock-based compensation	(1,484)	(455)
Retained earnings	290,889	247,632
Accumulated other comprehensive income	83
Less—treasury shares, at cost (December 31, 2005—782,122 Ordinary Shares; December 31, 2004—483,000 Ordinary Shares)	(29,548)	(22,324)

Total shareholders’ equity	$366,388	$325,280

Total liabilities and shareholders’ equity	$489,242	$443,871

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2005	2004	2003
	U.S. dollars in thousands (except per share data)
REVENUES:
Sale of products	$303,308	$245,557	$162,961
Services rendered	76,615	69,611	65,431

	379,923	315,168	228,392

COST OF REVENUES:
Cost of products sold	150,719	119,607	79,068
Cost of services rendered	66,013	56,928	51,849
Write-down of inventories			7,448

	216,732	176,535	138,365

GROSS PROFIT	163,191	138,633	90,027

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	56,718	49,716	42,057
Less—government participations	957	1,719	2,601

NET RESEARCH AND DEVELOPMENT COSTS	55,761	47,997	39,456

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	59,389	52,951	48,000

AMORTIZATION OF OTHER INTANGIBLE ASSETS	2,635	2,308	2,400

RESTRUCTURING CHARGES			3,786

OPERATING INCOME (LOSS)	45,406	35,377	(3,615)
FINANCIAL INCOME—net	3,503	1,252	2,379
WRITE-DOWN OF LONG-TERM INVESTMENTS		(2,945)	(696)

INCOME (LOSS) BEFORE TAXES ON INCOME	48,909	33,684	(1,932)
TAXES ON INCOME	5,598	4,346	61

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	43,311	29,338	(1,993)
SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY	102	196	(507)
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(156)	(48)	(455)

NET INCOME (LOSS)	$43,257	$29,486	$(2,955)

EARNINGS (LOSS) PER SHARE:
Basic	$1.32	$0.91	$(0.09)

Diluted	$1.30	$0.90	$(0.09)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE—IN THOUSANDS:
Basic	32,657	32,251	32,031

Diluted	33,338	32,924	32,031

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in capital	Deferred stock-based compensation	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity
	Number of shares	Am ount
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2003	32,455	$1,612	$95,423	$(471)	$221,101	$93	$(22,324)	$295,434
CHANGES DURING 2003:
Net loss					(2,955)			(2,955)
Loss in respect of derivative instruments designated for cash flow hedge, net of related taxes						(1,136)		(1,136)

Total comprehensive loss								(4,091)

Employee stock options exercised and paid	150	4	*1,591					1,595

Deferred compensation relating to options granted to employees and others—net			601	(601)

Amortization of deferred compensation relating to options granted to employees and others—net				151				151

BALANCE AT DECEMBER 31, 2003:	32,605	$1,616	$97,615	$(921)	$218,146	$(1,043)	$(22,324)	$293,089
CHANGES DURING 2004:
Net income					29,486			29,486
Gain in respect of derivative instruments designated for cash flow hedge, net of related taxes						1,043		1,043

Total comprehensive income								30,529

Employee stock options exercised and paid	129	4	*1,657					1,661

Forfeiture of deferred compensation relating to options granted to employees and other—net			(465)	465

Amortization of deferred compensation relating to options granted to employees and others—net				1				1

BALANCE AT DECEMBER 31, 2004	32,734	$1,620	$98,807	$(455)	$247,632	—	$(22,324)	$325,280
CHANGES DURING 2005:
Net income					43,257			43,257
Gain in respect of derivative instruments designated for cash flow hedge, net of related taxes						83		83

Total comprehensive income								43,340

Employee stock options exercised and paid	421	15	*4,786					4,801

Deferred compensation relating to equity awards granted to employees and other—net			1,220	(1,220)

Amortization of deferred compensation relating to equity awards granted to employees and others—net				191				191

Acquisition of treasury shares							(7,224)	(7,224)

BALANCE AT DECEMBER 31, 2005	33,155	$1,635	$104,813	$(1,484)	$290,889	$83	$(29,548)	$366,388

*	Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2005	2004	2003
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$43,257	$29,486	$(2,955)
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	9,261	8,343	8,883
Amortization of deferred compensation relating to equity awards granted to employees and others	191	1	151
Liability for employee rights upon retirement	1,707	2,192	3,505
Share in losses (profits) of an associated company	(102)	(196)	507
Minority interest in profits of subsidiary	156	48	455
Capital gain from disposal of property, plant and equipment	(33)	(2)	(31)
Deferred income taxes	4	3,016	(1,191)
Exchange differences on long-term liability to the Government of Israel		(31)	636
Provision for restructuring expenses and non-cash expenses in respect of restructuring			4,962
Write-down of investment		2,945	696
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including non-current portion)	(13,152)	(22,027)	(5,797)
Other	3,048	(1,599)	2,308
Increase (decrease) in accounts payable and accruals:
Trade	520	16,083	3,941
Deferred income and other	1,880	14,103	(4,751)
Decrease (increase) in inventories	535	(18,562)	15,451

Net cash provided by operating activities	$47,272	$33,800	$26,770

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(7,662)	(4,903)	(3,857)
Bank deposits—net	10,000	(3,100)	8,100
Acquisition of marketable securities held-to-maturity	(26,270)	(34,460)	(24,992)
Other investments		(494)	(4,141)
Acquisition of business, see note 2b	(7,084)
Redemption of marketable securities held-to-maturity	15,458	16,839	36,583
Proceeds from disposal of property, plant and equipment	124	20	207
Funds in respect of employee rights upon retirement	(634)	(849)	(2,648)

Net cash provided by (used in) investing activities	$(16,068)	$(26,947)	$9,252

CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	4,801	1,661	1,595
Cost of acquisition of treasury shares	(7,224)
Repayment of long-term loans		(6,120)	(9,367)

Net cash used in financing activities	$(2,423)	$(4,459)	$(7,772)

NET INCREASE IN CASH AND CASH EQUIVALENTS	28,781	2,394	28,250
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	127,331	124,937	96,687

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$156,112	$127,331	$124,937

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION—cash paid during the year for:
Interest	$960	$449	$1,854

Income taxes	$2,528	$5,031	$3,518

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

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America, except for the use of the proportionate method of consolidation, as discussed in b. below.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the Company accounts for the 50%-owned joint venture, Frontline P.C.B. Solutions Limited Partnership (“Frontline”), using the proportionate method of consolidation as is required under Israeli GAAP. U.S. GAAP requires that such joint venture be accounted for using the equity method of accounting. The United States Securities and Exchange Commission (the “SEC”) stated that it would not object to the Company’s use of the proportionate method of consolidation, provided that the joint venture is an operating entity the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, and provided further that summarized financial data relating to the joint venture are provided. These data are presented in note 2a.

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

d.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2005 and 2004, the Company held cash, cash equivalents and short-term bank deposits, most of which were deposited with major Israeli, European, United States and Far Eastern banks. The marketable securities held by the Company are mainly highly rated corporate debentures. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

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

The Company factors certain letters of credit and promissory notes resulting from sales of products. The factoring is carried out through banks, partially on a recourse basis. The transfer of the letters of credit and promissory notes is recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards (“FAS”) No. 140 of the Financial Accounting Standards Board of the United States (“FASB”), “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. The resulting costs are charged to “financial income—net”, as incurred. During the years ended December 31, 2005, 2004 and 2003, respectively, the Company factored $63 million, $42 million and $52 million of letters of credit and promissory notes.

e.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components—on the moving average basis; labor and overhead—on the basis of actual manufacturing costs.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions. In the year ended December 31, 2003 the Company recorded a write-down of inventories (see note 3).

f.	Marketable securities

Quoted corporate debentures, Israeli government debentures and United States Treasury notes, which the Company intends to hold to maturity, are stated at amortized cost.

g.	Other long-term investments

One company controlled to the extent of 20% or more and which is not a subsidiary (the “Associated Company”) is accounted for by the equity method. Other non-marketable investments in three start-up companies are carried at cost, net of amounts written down. These investments are reviewed annually for impairment. Write-downs of $2,945,000 and $696,000 were recorded in the years ended December 31, 2004 and 2003, respectively.

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

In accordance with FAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized, but rather tested for impairment at least annually. As at December 31, 2005, the Company’s goodwill was allocated as follows: approximately $9.0 million to the Production Support Solutions for the Electronics Industry segment and approximately $3.4 million to the newly acquired business described in note 2b.

The Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test. No impairment resulted from the annual reviews performed in the years 2005, 2004 and 2003.

j.	Other intangible assets

Other intangible assets consist primarily of intellectual property and are being amortized mainly over five years.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

k.	Impairment of long-lived assets

FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“FAS 144”) requires that long-lived assets, including certain intangible assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

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

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables”, addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It became effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when, and if so how, an arrangement involving multiple deliverables should be divided into separate units of accounting.

The Company grants its customers a warranty on products sold, usually for a period of six to twelve months. Upon revenue recognition, the Company defers a portion of the sale price and recognizes it as service revenue ratably over the warranty period. In addition, the Company defers the fair value of the installation and recognizes it upon installation.

In circumstances where the product has been delivered but revenue deferred, such as in the case of newly developed products, the Company records the proceeds it has received as deferred income. The deferred income balance equals the amount of deferred product revenue that has been received less the cost of the delivered products. The cost of the delivered products is offset from deferred revenue, and not presented as inventory—finished products, since title passes to the customer upon delivery.

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

These expenses are charged to income as incurred. Advertising expenses totaled $319,000, $100,000 and $221,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

o.	Deferred income taxes:

1)	Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized.

2)	The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in these financial statements as the Company does not expect these subsidiaries to distribute dividends in the foreseeable future.

3)	Taxes which would apply in the event of disposal of investments in non-Israeli subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize, these investments.

4)	The Company and its tax-exempt Israeli subsidiary intend permanently to reinvest the amounts of tax-exempt income of its approved enterprises and do not intend to cause dividend distribution from such income (see also note 9a). Therefore, no deferred taxes have been provided in respect of such tax-exempt income.

p.	Treasury shares

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company.

q.	Derivative financial instruments

The Company enters into forward exchange contracts and, from time to time, purchases and writes currency options to hedge existing non-Dollar assets and liabilities as well as certain anticipated transactions which are probable and which are expected to be denominated in non-Dollar currencies. The writing of such options is part of a comprehensive hedging strategy and is designed effectively to swap the currencies relating to existing assets and liabilities. Each of the options written is combined with the purchase of an option for the same period and the same notional amount. The Company did not write such options in 2005, 2004 or 2003. The Company does not hold or issue derivative financial instruments for trading purposes.

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

Equity awards (including stock options) granted to employees are accounted for under the recognition and measurement principles of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees”, and related interpretations. Under APB 25, compensation cost for employee equity remuneration plans is measured using the intrinsic value based method of accounting.

Accordingly, the difference, if any, between the quoted market price of the Ordinary Shares at the time of grant of the equity awards and the exercise price of such awards is charged on the date of grant to shareholders’ equity under “deferred stock-based compensation”, and thereafter amortized by the straight-line basis, against income, over the expected service periods (up to four years).

The following table illustrates the effect on net income (loss) and earnings (loss) per share assuming the Company had applied the fair value recognition provisions of FAS No. 123 (“FAS 123”), “Accounting for Stock-Based Compensation”, to its stock-based employee compensation:

	Year ended December 31
	2005	2004	2003
	$ in thousands (except per share data)
Net income (loss), as reported	43,257	29,486	(2,955)
Add—stock-based employee compensation expense, included in reported net income (loss), net of related tax effect			128
Deduct—stock-based employee compensation expense determined under fair value method, net of related tax effect	(6,129)	(11,755)	(13,288)

Pro forma net income (loss)	37,128	17,731	(16,055)

Earnings (loss) per share:
Basic—as reported	$1.32	$0.91	$(0.09)
Basic—pro forma	$1.14	$0.55	$(0.50)
Diluted—as reported	$1.30	$0.90	$(0.09)
Diluted—pro forma	$1.12	$0.54	$(0.50)

Equity awards granted to non-employees (namely, employees of Frontline and consultants) are accounted for under the provisions of FAS 123 and EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The fair value of such equity awards is charged to income over the expected service period.

For information about the Company’s equity remuneration plans and assumptions used in calculating the pro forma information, see note 8b.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

s.	Comprehensive income (loss)

In addition to net income (loss), other comprehensive income (loss) includes gains or losses in respect of derivative instruments designated for cash flow hedge, see q. above.

t.	Earnings (loss) per share (“EPS”)

Basic EPS are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted EPS, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method. In the year ended December 31, 2003 equity awards were not taken into account since their effect was anti-dilutive.

u.	Recently issued accounting pronouncements:

FAS 154—Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In June 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS 154”). FAS 154 generally requires retrospective application of changes in accounting principles to financial statements in respect of prior periods. Previously, APB Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual circumstance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the Company). The Company does not expect the adoption of FAS 154 to have a material impact on its results of operations, financial position or cash flow.

FAS 123 (Revised 2004) Share-based Payment

In December 2004, the FASB issued the revised FAS No. 123, “Share-Based Payment” (“FAS 123(R)”), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for: (a) equity instruments of the Company; or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 regarding the SEC’s interpretation of FAS 123(R). FAS 123(R) eliminates the ability to account for employee share-based payment transactions using APB 25 and requires instead that such transactions be accounted for using the grant-date fair value based method. FAS 123(R) is effective as of January 1, 2006 for the Company and applies to all awards granted or modified after the effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the effective date are to be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company has determined that it will apply the modified prospective application transition method, as permitted by FAS 123(R). Under such transition method, the Company’s financial statements for periods prior to the effective date will not be restated.

At December 31, 2005, unamortized compensation expense related to outstanding unvested equity awards that the Company expects to record during 2006, as determined in accordance with FAS 123, was approximately

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$4.8 million (without taking into account forfeiture rates) before income taxes. The Company will incur additional expense during 2006 related to new equity awards granted during 2006 in an amount that cannot yet be quantified.

The Company expects that FAS 123(R) will have a material effect on its results of operations.

FAS 151 Inventory Costs—an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs—an amendment of ARB 43, Chapter 4” (“FAS 151”). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material, requiring that these items be recognized as current-period charges. In addition, FAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company); however earlier application of FAS 151 is permitted. The provisions of FAS 151 are to be applied prospectively. The Company does not expect FAS 151 to have a material effect on its financial statements or its results of operations.

NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY AND NEWLY ACQUIRED BUSINESS

a.	Proportionately consolidated company

The joint venture, Frontline, an Israeli limited partnership, is owned equally by the Company and Valor Computerized Systems Ltd. (“Valor”) and combines the former CAM operations of the Company and Valor.

The Company’s wholly-owned subsidiaries market and provide customer support in respect of Frontline’s products.

The Company’s interest in Frontline is presented in the consolidated financial statements using the proportionate method of consolidation (see note 1b). As a result, the consolidated balance sheets as of December 31, 2005 and 2004, the consolidated statements of operations and the consolidated cash flow statements for each of the three years in the period ended December 31, 2005, reflect the assets, liabilities, operating results and cash flow components of Frontline on the basis of the Company’s percentage of holding.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following Frontline data is reflected in the Company’s consolidated financial statements on the basis of the Company’s percentage of holding:

	December 31
	2005	2004
	$ in thousands
1) Balance sheet data:
Assets:
Current assets	2,057	1,972
Property, plant and equipment—net	259	330
Severance pay funded	268	246

	2,584	2,548

Liabilities:
Current liabilities	784	833
Liability for employee rights upon retirement	503	406

	1,287	1,239

	Year ended December 31
	2005	2004	2003
	$ in thousands
2) Operating results data:
Revenues:
Sales of products	7,089	6,212	5,888
Services rendered	4,399	4,186	4,035
Cost of revenues:
Cost of products sold	(102)	(48)	(64)
Cost of services rendered	(1,998)	(2,164)	(2,097)
Research and development costs	(2,250)	(2,177)	(2,084)
Selling, general and administrative expenses	(1,529)	(1,620)	(1,705)
Restructuring costs			(380)
Financial income (expenses)—net	37	7	(34)
Taxes on income			6

Net income	5,646	4,396	3,565

3) Cash flow data:
Net cash provided by operating activities	4,701	4,808	4,237

Net cash used in investing activities	(27)	(55)	(29)

Net cash provided by (used in) financing activities		1	(1)

As to equity awards to employees of Frontline, see note 8b(3).

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	Newly acquired business

In March 2005, the Company entered into an agreement to acquire the business of Imarad Imaging Systems Ltd. (“Imarad”), a privately held Israeli company which developed, manufactured and marketed high-performance, solid state gamma radiation detectors based on proprietary Cadmium Zinc Telluride crystal-growth technology, for $7 million in cash. In addition, subject to the achievement of agreed sales milestones, the Company undertook to make payments to Imarad on sales through the end of 2008, up to a maximum of $26 million. The acquisition was primarily motivated as part of the implementation of the Company’s strategy of diversification into new growth areas for imaging technologies.

The Company accounted for the acquisition by the purchase method. A purchase price allocation was made by management in which no in-process research and development was identified. An amount of $2.9 million was allocated to intellectual property. The Company has allocated the excess of the purchase price over the aggregate of the fair value of the net intangible assets acquired ($2.9 million) and the fair value of the net tangible assets ($0.7 million), in the amount of $3.4 million, to goodwill. The results of this acquired business are consolidated as of the acquisition date.

NOTE 3—INVENTORIES:

	December 31
	2005	2004
	$ in thousands
Components:
For manufacturing of systems*	28,110	29,330
For servicing of systems	15,865	13,263

	43,975	42,593
Work in process	5,280	5,782
Finished products	21,630	23,150

	70,885	71,525

*	In the year ended December 31, 2003, the Company recorded a write-down in the amount of $7,448,000 due to the release of new generations of products resulting in obsolescence of certain components.

The changes in the inventory obsolescence provision are as follows:

	Year ended December 31
	2005	2004	2003
	$ in thousands
Balance at beginning of year	6,744	14,461	7,013
Additions during the year			7,448
Provision utilized upon disposal of inventories	(2,665)	(7,717)

Balance at end of year	4,079	6,744	14,461

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets, grouped by major classifications, is as follows:

	December 31
	2005	2004
	$ in thousands
Cost:
Machinery and equipment	28,525	27,246
Leasehold improvements	28,029	26,360
Building	987	987
Office furniture and equipment	25,115	24,022
Vehicles	581	657

	83,237	79,272
Less—accumulated depreciation and amortization	64,088	61,818

	19,149	17,454

b.	Depreciation and amortization expenses totaled $6,626,000, $6,035,000 and $6,483,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 5—OTHER INTANGIBLE ASSETS:

a.	The amortized balance of other identifiable intangible assets—mainly intellectual property—is composed as follows:

	December 31
	2005	2004
	$ in thousands
Original amount	15,686	12,786
Less—accumulated amortization	13,222	10,587

	2,464	2,199

b.	Amortization expenses totaled $2,635,000, $2,308,000 and $2,400,000 in the years ended December 31, 2005, 2004 and 2003, respectively, and do not include a $237,000 write-down of intellectual property included in restructuring cost as a result of terminating the activities of the subsidiary of Frontline in the year ended December 31, 2003, see note 13d.

Estimated amortization expense for the years after 2005 is as follows:

$ in thousands
Year ending December 31:
2006	580
2007	580
2008	580
2009	580
2010	144

2,464

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Company and its Israeli subsidiaries may only make withdrawals from the funds for the purpose of paying severance pay.

b.	Most of the Company’s non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specific percentages of pay.

c.	Severance pay expenses were $3,654,000, $3,906,000 and $3,752,000 in the years ended December 31, 2005, 2004 and 2003, respectively. In the year ended December 31, 2003, an additional amount of $1,892,000 was included in restructuring costs (see note 13d).

Defined contribution plan expenses were $1,032,000, $807,000 and $803,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

d.	The earnings on the amounts funded were approximately $27,000, $10,000 and $15,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

e.	The Company expects severance pay contributions in 2006 to be approximately $3.7 million.

f.	Upon reaching their normal retirement age, the Company’s employees are entitled to amounts based on the number of service years that will have accumulated upon their retirement dates and their last salary rates. The Company accrues for such payments regularly and does not expect to record additional expenses when paying such amounts to employees who reach their normal retirement age. The Company expects that such amounts will be paid mainly from recognized pension funds, deposits with severance pay funds and insurance policies.

NOTE 7—COMMITMENTS, CONTINGENT LIABILITY AND RESTRICTION PLACED IN RESPECT OF LIABILITIES:

a.	Commitments:

1)    Royalty commitments

Prior to December 2001, the Company was obligated to pay royalties to the Israeli Government relating to research and development grants received from the Office of Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”).

In December 2001, the Company reached an agreement with the OCS pursuant to which it agreed to pay $14,173,000 to the Government of Israel in settlement of all royalties (other than those payable by

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Orbograph) arising from sales after June 30, 2001 with respect to previous OCS grants to the Company, thereby settling all outstanding issues between it and the OCS relating to past grants received. Accordingly, the Company paid to the Government of Israel approximately $8.7 million in 2003 and made a final payment of $6.2 million (which included interest and linkage components) in January 2004.

The agreement with the OCS also enabled the Company to participate in another OCS program under which it became eligible to receive future research and development grants for the development of generic technologies without incurring any royalty obligations.

The Company’s Israeli subsidiary, Orbograph, remains obligated to pay royalties to the Israeli Government relating to research and development grants received from the OCS. At the time the participations were received, successful development of the related projects was not assured. Under the terms of Orbograph’s funding from the OCS, royalties of 2%-5% are payable on sales of products developed from a project so funded, up to 100% of the grant received by Orbograph (in Dollar terms).

In the event of failure of a project that was partly financed by royalty-bearing Israeli Government participations, Orbograph is not obligated to pay any royalties to the Israeli Government.

Royalty expenses totaled $248,000, $324,000 and $362,000 in the years ended December 31, 2005, 2004 and 2003, respectively, and are included in the statements of operations among cost of products sold.

2)    Lease commitments:

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. The lease agreements for these premises expire on various dates between 2006 and 2014.

Minimum lease commitments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2005, are as follows:

$ in thousands
Years:
2006	4,676
2007	4,067
2008	2,897
2009	2,083
2010	265

13,988

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the “Israeli CPI”).

Rental expenses totaled $6,195,000, $5,475,000 and $5,712,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

The amount for the year ended December 31, 2003 does not include rental expenses of $365,000, which were included in restructuring costs, see note 13d.

b.	Contingent liabilities:

1)

The Company has in the past received and may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company’s products. The Company typically undertakes,

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company’s obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims.

2)	In July 2005, a complaint was filed against the Company in the district court of Tel Aviv by a competitor and its principal shareholder claiming $4 million in damages (the “Complaint”). In May 2004, the Company had filed a patent infringement suit against this competitor in the district court of Nazareth, in connection with which that court had issued a temporary injunction, also in May 2004, against this competitor. The Complaint asserts that that injunction interfered with, and ultimately frustrated, the process of a public offering in which the competitor was engaged and in which the competitor’s principal shareholder proposed to sell shares of the competitor, and that they suffered damages as a result. The Company’s management believes that the Complaint is without merit. However, that litigation is currently at an early stage, and the Company is not able to predict its outcome or the level of damages, if any, that it may be required to pay should a judgment be entered against it. No provision has been made in respect of this claim in these financial statements.

c.	Restriction placed in respect of liabilities

As of December 31, 2005, the Company had unutilized credit lines of approximately $50 million.

Under arrangements for the receipt of such credit lines, the Company entered into negative pledge agreements with certain banks. Pursuant to these agreements the Company has undertaken not to register floating charges on assets in favor of third parties without the prior consent of those banks.

NOTE 8—SHAREHOLDERS’ EQUITY:

a.	Authorized, issued and outstanding shares:

1)	The Ordinary Shares are traded in the United States on the Nasdaq National Market under the symbol ORBK.

2)	In 2005 and 2000, respectively, the Company purchased 299,122 and 483,000 Ordinary Shares, which are held under Israeli law as dormant shares (a concept similar to treasury shares in the United States). For as long as such Ordinary Shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at, or be counted as part of the quorum for, any meetings of shareholders of the Company.

3)	Under the Company’s equity remuneration plans (see b. below), options to purchase a total of 361,051, 129,458 and 150,323 Ordinary Shares were exercised in the years ended December 31, 2005, 2004 and 2003, respectively.

b.	Equity remuneration plans:

1)    The plans:

(a)

In June 1992, the shareholders of the Company approved the Orbotech Ltd. Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”). Under the 1992 Plan, as amended with shareholder approval when required, options were awarded

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to employees of the Company and/or of other Israeli entities in which the Company held at least a 50% equity interest at the time of award. The 1992 Plan is, subject to the provisions of the Israeli Companies Law, 1999 (the “Companies Law”), administered by the Remuneration Committee of the Company’s Board of Directors (the “Committee”). The exercise price of options granted under the 1992 Plan was not less than 85% of the fair market value of the Ordinary Shares on the date of grant. However, in June 2000, the Company’s Board of Directors (the “Board of Directors”) adopted a general policy not to award options at less than the fair market value of the Ordinary Shares at the time of grant.

The 1992 Plan was valid for ten years and expired on January 22, 2002, except as to equity awards outstanding on that date. At December 31, 2005, options to purchase a total of 575,157 Ordinary Shares, all of which were fully vested, remained exercisable under the 1992 Plan.

The 1992 Plan is subject to the rules promulgated under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”). Section 102 provided, inter alia, that the Company would be allowed to claim as an expense for tax purposes the amounts credited to the employees as a benefit when the related capital gains tax is paid by the employee.

(b)	In May 1998, the Board of Directors approved the Stock Option Plan for Consultants of Orbotech Ltd. (1998) (the “1998 Plan”). Under the 1998 Plan, an option to purchase 33,750 Ordinary Shares, at an exercise price of $12.55 per Ordinary Share and on the terms and conditions applicable to grants made under the 1992 Plan (see (a) above), was granted to an independent consultant of the Company.

As at December 31, 2005, this option had been exercised as to 9,375 Ordinary Shares and was fully vested as to the remaining 24,375 Ordinary Shares, and no Ordinary Shares remained available for future grants under the 1998 Plan. This option will expire on April 6, 2006.

(c)	In August 2000, the shareholders of the Company approved the Orbotech Ltd. Employee Share Ownership and Option Plan (2000), which was amended in 2003 with shareholder approval. In June 2005 the Board of Directors resolved, and in July 2005 the shareholders ratified and approved, to merge the Company’s 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the “1995 Plan) into the plan adopted in 2000, and the amendment and restatement of the merged plan, which was renamed the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”). As at December 31, 2005, under the 2000 Plan (as amended and restated), equity awards, including options to purchase Ordinary Shares and restricted shares, with respect to an aggregate amount of 5,148,551 Ordinary Shares were outstanding. The 2000 Plan is, subject to the provisions of the Companies Law, administered by the Committee. The exercise price of options awarded under the 2000 Plan may not be less than 100% of the fair market value of the Ordinary Shares on the date of grant.

The 2000 Plan will expire on June 4, 2015, except as to equity awards outstanding on that date.

Equity awards under the 2000 Plan are issuable in the form of restricted shares, or as options either within or outside the context of Section 102 of the Tax Ordinance, in the form of incentive stock options that comply with United States tax law or “nonqualified” stock options, or otherwise.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of restricted shares or shares

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. Previously, gains from equity awards were taxed as salary income only, at the employee’s marginal tax rate (which could be up to 49%). As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes the amounts credited as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee, and will continue to be entitled to do so in respect of equity awards made prior to January 1, 2003.

(d)	As at December 31, 2005, an aggregate of 1,818,724 Ordinary Shares were available for future equity awards under the 2000 Plan. Ordinary Shares subject to equity awards granted under either: (i) the 1995 Plan prior to the merger of the two plans in June 2005; or (ii) the 2000 Plan, become available for future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards.

Under the 2000 Plan, equity awards usually vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years, and options expire between five to ten years from the date of grant. However, the general policy of the Company, adopted by the Board of Directors in June 2005, is that newly awarded options expire no later than seven years following their grant. Options, and restricted share awards (to the extent that the applicable restrictions have not lapsed), also generally expire upon notification that the grantee will be ceasing to be an employee of, or consultant to, the Company, a related company in Israel or a non-Israeli subsidiary of the Company.

Ordinary Shares issued upon the exercise of options, and restricted shares (other than certain limitations on their transferability), have the same rights as other Ordinary Shares, immediately upon allotment.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)    Equity awards granted to employees:

(a)	A summary of the status of the above plans in respect of equity awards granted to employees as at December 31, 2005, 2004 and 2003, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2005		2004		2003
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Equity awards outstanding at beginning of year	6,334,283	$26.91	6,116,276	$27.63	5,660,190	$29.55
Changes during the year:
Granted (1)(2)(3)(4)	626,112	$21.29	666,200	$18.39	1,111,413	$17.84
Exercised	(353,737)	$13.86	(128,307)	$12.02	(150,323)	$12.47
Cancelled (5)	(1,054,962)	$47.83	(319,886)	$28.78	(505,004)	$30.64

Equity awards outstanding at year end (4)	5,551,696	$23.24	6,334,283	$26.91	6,116,276	$27.63

Equity awards exercisable at year end (4)	3,595,509	$25.34	3,750,455	$31.95	2,664,098	$32.42

Weighted average fair value of equity awards granted during the year (3)(4)(6)	$10.80		$8.15		$4.81

(1) Including equity awards granted to (4):
The Company’s Chief Executive Officer (who is a director)	35,000	$18.08			50,000	$16.26

Other directors	21,937	$16.43			64,500	$17.61

(2)	In addition, as at December 31, 2004 and December 31, 2003, options to purchase a total of 1,625 and 8,475 Ordinary Shares, respectively, had been designated for future grant during 2005 and 2004, pursuant to the 1995 and 2000 Plans, at exercise prices equivalent to the market price of the Ordinary Shares at the designated date of grant as prescribed in the applicable equity remuneration plan. The vesting period of such options commenced upon the designated date of grant. For accounting purposes, until the exercise price was determined, such options were treated under APB 25 as a variable plan, with no effect on the Company’s results of operations. Upon determination of the exercise price the options were treated as a fixed plan, with no deferred compensation cost.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	Made up as follows:

	Year ended December 31
	2005			2004			2003
	Number	Weighted average exercise price	Weighted average fair value	Number	Weighted average exercise price	Weighted average fair value	Number	Weighted average exercise price	Weighted average fair value
Equity awards granted during the year at the following exercise prices:
Options above market value							14,500	$22.27	$2.90

Options at market value	567,092	$24.06	$9.40	666,200	$18.39	$8.15	1,096,913	$17.79	$4.83

Restricted Shares (4)(6)	59,020	$0.00	$24.27

(4)	Includes restricted shares. Restricted shares are issued for nominal consideration only, if any. Accordingly, for purposes of calculating the weighted average exercise price of equity awards, all restricted shares have been treated as having an exercise price of zero. Equity awards to directors in 2005 included 7,500 restricted shares awarded to the Company’s chief executive officer, and a total of 6,270 restricted shares awarded to the Company’s other directors.

(5)	Or redesignated pursuant to the changes in status of certain optionees, from employees of the Company to employees of Frontline, or as consultants, in respect of options to purchase a total of 19,050 Ordinary Shares, 4,300 Ordinary Shares and 77,500 Ordinary Shares, during the years 2005, 2004 and 2003, respectively. These redesignated options have not been included in calculating the weighted average exercise price of equity awards cancelled.

(6)	The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31
	2005	2004	2003
Dividend yield	0%	0%	0%

Expected volatility	45%	55%	41%

Risk-free interest rate	3.96%	1.93%	1.50%

Expected life—in years	4.00	4.00	2.75

The fair value of each restricted share awarded is determined based on the market price of the Ordinary Shares on the date of the award.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	The following table summarizes certain information about equity awards granted to employees which were outstanding and exercisable under the above plans as at December 31, 2005:

Equity awards outstanding					Equity awards exercisable
Range of exercise prices	Number outstanding at December 31, 2005		Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price
$			Years	$		Years	$
0.00 to 9.99	116,719	(1)	0.94	2.94	57,699	0.94	5.94
10.00 to 19.99	2,534,033		2.13	16.20	1,463,990	1.53	15.78
20.00 to 29.99	1,958,376		2.90	24.49	1,131,252	1.17	24.77
30.00 to 39.99	285,751		1.86	36.93	285,751	1.86	36.93
40.00 to 49.99	626,067		1.76	43.96	626,067	1.76	43.96
50.00 to 51.99	30,750		4.08	51.21	30,750	4.08	51.21

0.00 to 51.99	5,551,696		2.32	23.24	3,595,509	1.49	25.34

(1)	Includes restricted shares. However, restricted shares have no expiration date and, accordingly, have been excluded for purposes of calculating the weighted average remaining contractual life of equity awards outstanding and exercisable as at December 31, 2005.

(c)	As to pro forma information assuming the Company had applied the fair value recognition provisions of FAS 123, see note 1r.

3)    Equity awards granted to non-employees:

(a)	A summary of the status of the above plans in respect of equity awards granted to employees of Frontline (a 50%-owned joint venture, see note 2) and to consultants as at December 31, 2005, 2004 and 2003, and changes during the years ended on those dates, is presented below:

	Year ended December 31
	2005		2004		2003
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
Equity awards outstanding at beginning of year	254,524	$29.60	257,825	$29.77	178,375	$25.51
Changes during the year:
Granted (1)(2)(3)	28,050	$21.26	13,850	$17.92	125,300	$20.80
Exercised	(7,314)	$13.50	(1,151)	$16.41
Cancelled	(78,873)	$50.77	(16,000)	$28.11	(45,850)	$22.01

Equity awards outstanding at year end (3)	196,387	$22.61	254,524	$29.60	257,825	$29.77

Equity awards exercisable at year end (3)	147,189	$22.09	168,563	$34.05	115,179	$35.18

Weighted average fair value of equity awards granted during the year (2)(3)(4)	$11.46		$10.33		$12.49

(1)

Or redesignated pursuant to the changes in status of certain optionees, from employees of the Company to employees of Frontline, or as consultants, in respect of options to purchase a total of 19,050 Ordinary

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Shares, 4,300 Ordinary Shares and 77,500 Ordinary Shares, during the years 2005, 2004 and 2003, respectively. These redesignated options have not been included in calculating the weighted average exercise price of equity awards granted.

(2)	Made up as follows:

	Year ended December 31
	2005			2004			2003
	Number	Weighted average exercise price	Weighted average fair value	Number	Weighted average exercise price	Weighted average fair value	Number	Weighted average exercise price	Weighted average fair value
Equity awards granted during the year at the following exercise prices:
Options at market value	8,000	$23.92	$9.86	13,850	$17.92	$10.33	125,300	$20.80	$12.49

Restricted shares (3)(4)	1,000	$0.00	$24.27

(3)	Includes restricted shares. Restricted shares are issued for nominal consideration only, if any. Accordingly, for purposes of calculating the weighted average exercise price of equity awards, all restricted shares have been treated as having an exercise price of zero.

(4)	The fair value of each option granted is estimated on the date at which a commitment for performance by the optionee to earn the option is reached, using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31
	2005	2004	2003
Dividend yield	0%	0%	0%

Expected volatility	42%	53%	41%

Risk-free interest rate	4.00%	2.50%	1.50%

Expected life—in years	4.00	4.00	2.75

The fair value of each restricted share awarded is determined based on the market price of the Ordinary Shares on the date of the award.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	The following table summarizes certain information about equity awards granted to employees of Frontline and to consultants which were outstanding and exercisable under the above plans as at December 31, 2005:

Equity awards outstanding					Equity awards exercisable
Range of exercise prices	Number outstanding at December 31, 2005		Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price
$			Years	$		Years	$
0.00 to 9.99	1,000	(1)	N/A	0.00	0	N/A	0.00
10.00 to 19.99	98,037		1.39	15.75	75,095	1.00	15.41
20.00 to 29.99	74,437		2.22	24.63	49,181	1.44	24.95
30.00 to 39.99	16,950		1.53	36.33	16,950	1.53	36.33
40.00 to 42.99	5,963		0.04	42.10	5,963	0.04	42.10

12.00 to 42.99	196,387		1.67	21.61	147,189	1.17	22.09

(1)	Includes restricted shares. However, restricted shares have no expiration date and, accordingly, have been excluded for purposes of calculating the weighted average remaining contractual life of equity awards outstanding and exercisable as at December 31, 2005.

(c)	The amortization of deferred stock-based compensation in respect of options granted to employees of Frontline and to consultants in the years ended December 31, 2005, 2004 and 2003, was $289,000, $1,000 and $151,000, respectively.

c.	Dividends:

1)	The distribution of cash dividends in the amount of approximately $192 million out of retained earnings of approximately $291 million as of December 31, 2005 would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax (see notes 1o, 9a and 9f(3)).

2)	In the event that cash dividends are declared by the Company, such dividends could be declared and paid in Israeli currency. Under current Israeli regulations, any cash dividend paid in Israeli currency in respect of Ordinary Shares purchased by non-residents of Israel with non-Israeli currency may be freely repatriated in such non-Israeli currency, at the rate of exchange prevailing at the time of repatriation.

NOTE 9—TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Approved Enterprise Law”)

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income derived from approved enterprises is tax exempt for a period of two or four years out of the ten-year period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining eight or six years of benefits is taxable at the rate of 15%-25%. The period of benefits relating to the approved enterprises expires in the years 2004 through 2010.

The tax benefits in respect of part of the production facilities of the Company have expired. Consequently, the portion of taxable income to which approved enterprise benefits apply is approximately 90% in each of the years ended December 31, 2005, 2004 and 2003.

In the event of distribution of cash dividends from income which was tax exempt as above, the Company would have to pay the 15%-25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution (see f(3) below and note 8c(1)).

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

The Company elected, as from the 2003 tax year, to measure its results for tax purposes on the basis of the changes in the exchange rate of the Dollar, and was bound by this election for a period of three years through December 31, 2005, after which time it became required to notify the Israel income tax authorities, on an annual basis, if it wishes to renew the election, as the Company has done for 2006. The Company’s Israeli subsidiaries have elected to measure their results for tax purposes on the basis of the changes in the Israeli CPI, and continue to do so.

As explained in note 1a(4), the functional currency of the Company is the Dollar, and the Company’s financial statements are measured in Dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the Dollar relative to Israeli currency, both on annual and cumulative bases, creates a difference between taxable income and income reflected in these financial statements.

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

1)    Income from other sources in Israel

Income not eligible for the approved enterprise benefits mentioned in a. above is taxed at the regular corporate tax rate. Through December 31, 2003, the corporate tax rate was 36%. In July 2004 and August 2005, amendments to the Tax Ordinance were enacted so as to effect a gradual reduction in the corporate tax rate from 36% to 25%, in the following manner: the rate in 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and beyond – 25%.

2)    Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

e.	Carryforward tax losses

Carryforward tax losses totaled approximately $29 million at December 31, 2005, of which approximately $17 million will expire in the years 2006-2022 and approximately $12 million have no expiration date. A valuation allowance in the amount of approximately $11 million is recorded in respect of deferred tax assets resulting from these losses (see f(1) below).

Carryforward capital losses for tax purposes totaled approximately $2 million at December 31, 2005. Such losses have no expiration date. A full valuation allowance is recorded in respect of deferred tax assets resulting from these losses (see f(1) below).

f.	Deferred income taxes:

1)	Provided in respect of the following:

	December 31
	2005	2004
	$ in thousands
Provision for vacation pay	626	698
Accrued severance pay	1,851	1,967
Carryforward tax losses	11,410	6,335
Research and development costs	4,767	5,570
Property, plant and equipment	239	50
Other	(1,904)	(2,280)

	16,989	12,340
Less—valuation allowance*	11,869	7,216

	5,120	5,124

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2005	2004	2003
	$ in thousands
Balance at beginning of year	7,216	4,879	8,468
Additions (reductions) during the year	4,653	2,337	(3,589)

Balance at end of year	11,869	7,216	4,879

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)	Deferred taxes are included in the balance sheets as follows:

	December 31
	2005	2004
	$ in thousands
Among current assets	3,856	1,123
Among non-current assets	1,264	4,001

	*5,120	*5,124

*	Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred taxes are computed for the Company and its Israeli subsidiaries at an average tax rate of 11%. For non-Israeli subsidiaries, the deferred taxes are computed at applicable tax rates, ranging from 15% to 40%.

3)	As stated in a. above, part of the Company’s income is tax-exempt due to the approved enterprise status granted to most of the Company’s production facilities. The Company has decided permanently to reinvest the amount of the tax-exempt income and not to distribute such income as cash dividends. Accordingly, no deferred income taxes have been provided in respect of the tax-exempt income.

The amount of tax that would have been payable had such exempt income earned through December 31, 2005 been distributed as dividends is approximately $25 million.

g.	Taxes on income included in the income statements:

1)	As follows:

	Year ended December 31
	2005	2004	2003
	$ in thousands
Current:
Israeli	3,732	303	45
Non-Israeli	1,861	1,027	1,207

	5,593	1,330	1,252

Deferred, see f. above:
Israeli	(186)	3,182	(311)
Non-Israeli	191	(166)	(880)

	5	3,016	(1,191)

	5,598	4,346	61

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations (see d(1) above), and the actual tax expense:

	Year ended December 31
	2005	2004	2003
	$ in thousands
Income (loss) before taxes on income*	48,909	33,684	(1,932)

Theoretical tax expense (benefit) on the above amount	16,629	11,789	(696)
Less—tax benefits arising from approved enterprises	(6,273)	(4,201)	(2,766)

	10,356	7,588	2,070
Increase (decrease) in taxes resulting from:
Different tax rates applicable to non-Israeli subsidiaries	(5,533)	(3,125)	(1,281)
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes—net	(2,909)	1,276	3,210
Decrease in taxes resulting from utilization, in the reported year, of carryforward tax losses for which deferred taxes were not created	(600)	(3,607)
Other	(369)	(123)	(349)
Net change in valuation allowance	4,653	2,337	(3,589)

Actual tax expense	5,598	4,346	61

* As follows:
Taxable in Israel	24,023	18,059	11,958
Taxable outside Israel	24,886	15,625	(10,026)

	48,909	33,684	(1,932)

h.	Tax assessments

Final tax assessments have been received by the Company through the tax year 2002.

NOTE 10—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

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

As stated in note 1q, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2005 were as follows:

$ in millions
Forward exchange contracts for conversion of:
Euros into Dollars	14.3

Japanese yen into Dollars	30.9

Dollars into Israeli currency	28.8

Korean won into Dollars	0.7

Taiwan dollars into Dollars	4.1

Chinese RMB into Dollars	8.8

The terms of all of these currency derivatives are less than one year.

The following table summarizes activity in other comprehensive income related to derivatives classified as cash flow hedges held by the Company during the reported years:

	Year ended December 31
	2005	2004	2003
	$ in thousands
Balance at beginning of year		(1,043)	93
Unrealized gain (loss) from derivatives	1,645	(252)	(106)
Reclassifications into earnings from other comprehensive income	(1,552)	1,165	(1,230)
Tax effect	(10)	130	200

Balance at end of year	83	—	(1,043)

c.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually close or identical to their carrying amounts. The fair value of non-current trade receivables, long-term investments and long-term liabilities also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

As to the fair value of held-to-maturity securities, see note 12b.

The fair value of derivatives as of December 31, 2005 constituted an asset and a liability of approximately $0.1 million and $0.4 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2005
	Israeli currency(a)		Other non-Dollar currencies(c)
	Unlinked	Linked(b)
	$ in thousands
Assets—current	9,803	16	85,290

Liabilities—current	9,485	6,373	22,378

(a)	The above does not include balances in Israeli currency linked to the Dollar.
(b)	To the Israeli CPI.
(c)	As to hedging transactions entered into by the Company in order to maintain the Dollar value of net assets in non-Dollar currencies, see note 10.

NOTE 12—SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

The balances as of December 31, 2005 and 2004 include $35,620,000 and $68,497,000, respectively, of highly liquid bank deposits. The deposits are mainly denominated in Dollars and bear interest. The annual interest rates as of December 31, 2005 were 0.9%-4.4%.

b.	Marketable securities:

1)	Held-to-maturity securities:

At December 31, 2005 and 2004 the amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	$ in thousands
December 31, 2005:
Quoted Israeli corporate debentures	9,330	9,274	12	68
Quoted non-Israeli corporate debentures	38,037	37,823	14	228
Israeli Government debentures	2,191	2,225	34
U.S. Treasury notes	5,703	5,672		31

	55,261	54,994	60	327

December 31, 2004:
Quoted Israeli corporate debentures	4,187	4,244	62	5
Quoted non-Israeli corporate debentures	33,055	32,857	4	202
U.S. Treasury notes	7,207	7,137	62	132

	44,449	44,238	128	339

It is expected that the debt securities would not be settled at a price less than the amortized cost of the investment. Because the Company has the capability, and intends, to hold this investment until a recovery of fair value, which may be maturity, it does not consider the investment in these debentures to be other-than-temporarily impaired at December 31, 2005.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)	The marketable securities are presented in the balance sheets as follows:

	December 31
	2005	2004
	$ in thousands
Among current assets:
Held-to-maturity securities	24,165	14,462

As long-term investments:
Held-to-maturity securities	*31,096	*29,987

	55,261	44,449

* The above securities mature as follows:
2006		13,728
2007	15,806	10,958
2008	4,864	4,282
2009	7,735	1,019
2010	2,691

	31,096	29,987

c.	Accounts receivable:

	December 31
	2005	2004
	$ in thousands
1) Trade—allowance for doubtful accounts (see also note 13c(2))	5,871	5,168

2) Other:
Employees	1,477	1,544
Prepaid expenses	3,965	3,689
Deposits in respect of rent	3,799	3,812
Israeli Government departments and agencies (mainly value added tax refundable)	2,562	4,210
Advance payments to suppliers	1,165	2,103
Sundry	3,916	4,491

	16,884	19,849

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	Accounts payable and accruals:

	December 31
	2005	2004
	$ in thousands
1) Deferred income:
Deferred income from sales of products, net (1)		4,595
Deferred revenue relating to warranty commitments (2)	18,741	17,274
Deferred service revenue	1,729	855

	20,470	22,724

(1) As follows:
Cash proceeds upon sales of products to be recognized in future periods		17,550
Less—applicable product costs		12,955

		4,595

(2) The changes in deferred revenues relating to deferred warranty commitments:

	Year ended December 31
	2005	2004	2003
	$ in thousands
Balance at beginning of year	17,274	10,066	8,921
Revenue recognized during the year	(17,809)	(14,621)	(12,848)
Deferred revenue relating to new sales	18,784	21,829	13,993

Balance at end of year	18,249	17,274	10,066

	December 31
	2005	2004
	$ in thousands
2) Other:
Employees and employee institutions	17,375	17,156
Israeli Government departments and agencies	6,534	3,639
Advances from customers	43	478
Accrued expenses	8,814	9,564
Sundry	6,594	4,389

	39,360	35,226

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA:

a.	Segment and geographical information:

Operating segments:

1)	General

The Company’s reportable operating segments are as follows:

(a)	Production Support Solutions for the Electronics Industry—design, development, manufacture, marketing and/or service of yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, primarily AOI and process control systems and CAM and imaging solutions principally for application in the production of PCBs and FPDs. In view of their overall inter-dependence and the similarity of their long-term economic characteristics, products and services, production processes, classes of customers and methods of distribution, all these operations have been aggregated.

(b)	Other (principally Automatic Check Reading)—for the year ended December 31, 2005, this includes the financial data of Orbograph, which is engaged in the development and marketing of automatic check reading software to banks and other financial institutions, and the results of the newly acquired business (see note 2b); for the years ended December 31, 2004 and 2003, this included only the financial data of Orbograph.

2)	Information on revenues and assets of the reportable operating segments:

(a)	Measurement of revenues and assets of the operating segments:

The measurement of revenues and assets of the reportable operating segments is based on the same accounting principles applied in these financial statements.

Segment income or loss reflects the income or loss from operations of the segment and does not include financial income—net, taxes on income, share in profits (losses) of the Associated Company and minority share in profits, since those items are not allocated to the segments.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)	Financial data relating to reportable operating segments:

	Production Support Solutions for the Electronics Industry	Other (principally Automatic Check Reading)	Total
	$ in thousands
Year ended December 31, 2005:
Revenues from unaffiliated customers:
Sales of products	295,126	8,182	303,308
Services rendered	73,078	3,537	76,615

Total revenues	368,204	11,719	379,923

Operating income	45,298	108	45,406

Assets (at end of year)	458,066	17,517	475,583

Expenditures for segment assets	7,232	7,514	14,746

Depreciation and amortization	8,526	735	9,261

Year ended December 31, 2004:
Revenues from unaffiliated customers:
Sales of products	239,185	6,372	245,557
Services rendered	66,732	2,879	69,611

Total revenues	305,917	9,251	315,168

Operating income	33,678	1,699	35,377

Assets (at end of year)	420,981	9,434	430,415

Expenditures for segment assets	4,708	195	4,903

Depreciation and amortization	8,131	212	8,343

Year ended December 31, 2003:
Revenues from unaffiliated customers:
Sales of products	154,798	8,163	162,961
Services rendered	63,248	2,183	65,431

Total revenues	218,046	10,346	228,392

Operating income (loss)	(6,442)	2,827	(3,615)

Assets (at end of year)	356,739	9,287	366,026

Expenditures for segment assets	3,804	53	3,857

Depreciation and amortization	8,677	206	8,883

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c)	Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31
	2005	2004	2003
	$ in thousands
Total assets of reportable segment at year end	475,583	430,415	366,026
Assets not allocated to segments	13,659	13,456	20,422

Consolidated assets at year end	489,242	443,871	386,448

Geographical information:

1)	Revenues—classified by geographical area (based
on the location of customers):

	Year ended December 31
	2005	2004	2003
	$ in thousands
Sales of products:
North America (mainly the United States)	32,961	26,113	21,889
Europe	23,118	23,377	11,819
Japan	41,013	24,450	37,261
Taiwan	68,323	78,527	50,404
China	61,372	56,990	26,407
Korea	65,036	24,663	6,042
Other Far Eastern countries	8,640	10,606	8,770
Other	2,845	831	369

Total sales of products	303,308	245,557	162,961

Services rendered:
North America (mainly the United States)	15,419	14,504	13,249
Europe	11,390	11,242	10,272
Japan	9,721	9,694	9,271
Taiwan	15,856	14,746	14,776
China	15,843	12,091	10,095
Korea	5,135	4,223	4,220
Other Far Eastern countries	2,960	2,827	3,257
Other	291	284	291

Total services rendered	76,615	69,611	65,431

	379,923	315,168	228,392

2)	Most of the Company’s long-lived assets are located in Israel.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	Cost of revenues:

	Year ended December 31
	2005	2004	2003
	$ in thousands
1) Cost of products sold:
Materials and subcontractors	133,165	103,048	64,658
Labor costs	9,765	9,979	8,268
Overhead and other expenses	7,789	6,580	6,142

	150,719	119,607	79,068

2) Cost of services rendered:
Materials consumed	18,408	14,081	12,769
Labor costs	29,389	26,333	24,369
Overhead and other expenses	18,216	16,514	14,711

	66,013	56,928	51,849

c.	Selling, general and administrative expenses:

	Year ended December 31
	2005	2004	2003
	$ in thousands
1) Comprised as follows:
Selling	42,576	38,860	36,219
General and administrative	16,813	14,091	11,781

	59,389	52,951	48,000

2) The changes in allowance for doubtful accounts are comprised as follows:
Balance at beginning of year	5,168	4,282	3,275
Increase during the year	802	910	1,514
Bad debt written off	(99)	(24)	(507)

Balance at end of year	5,871	5,168	4,282

d.	Restructuring costs:

1)	The consolidated statements of operations for the year ended December 31, 2003 included restructuring costs in the Production Support Solutions for the Electronics Industry segment totaling approximately $3.8 million. During the year ended December 31, 2003 the Company implemented a restructuring plan which included the dismissal of a total of approximately 46 employees and the closing and consolidation of certain of the Company’s offices.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2)	The primary components of the restructuring costs are:

Year ended December 31, 2003
$ in thousands
Costs relating to workforce reduction	2,387
Costs relating to consolidation of the Company’s offices	1,162
Frontline intellectual property write-off	237

3,786

The 2003 Program

During the fourth quarter of 2003, the Company initiated a restructuring program designed to reduce its cost structure (the “2003 Program”). The 2003 Program incorporated adjustments (including staff dismissals) to the infrastructures of certain of the Company’s European subsidiaries, motivated primarily by the continued shift in sales activity from Europe to other geographical locations, as well as the restructuring of various operational activities both in Israel and in certain of the Company’s non-Israeli subsidiaries. The 2003 Program resulted in total restructuring charges to the Company of $3.8 million, which were recorded in the fourth quarter of 2003. All liabilities relating to the 2003 Program were paid during the last quarter of 2003 or during 2004.

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

The implementation of the 2003 Program in Israel and the Company’s non-Israeli subsidiaries, which represented $1.6 million of the total charges of $3.8 million, consisted of the dismissal of 25 employees in Israel and 10 employees of the Company’s non-Israeli subsidiaries, and the closure of one satellite office in Israel. This element of the 2003 Program was concluded during the first quarter of 2004, and resulted in an estimated annual cost reduction to the Company of approximately $2.8 million, which was in line with original estimates.

In addition, the 2003 Program included a $0.2 million charge related to a write-off of the intellectual property of a subsidiary of Frontline in the United Kingdom, the operations of which were terminated in the fourth quarter of 2003.

3)	The following table summarizes the activity in the restructuring provision for the years ended December 31, 2004:

	Balance at January 1, 2003	Year ended December 31, 2003		Balance at December 31, 2003	Year ended December 31, 2004	Balance at December 31, 2004
		Expenses	Payments		Payments
Costs relating to:
Workforce reduction	4,978	2,387	5,373	1,992	1,992	—
Consolidation of the Company’s offices	1,958	1,162	2,523	597	597	—
Write-off of intellectual property		237	237

	6,936	3,786	8,133	2,589	2,589	—

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e.	Financial income—net:

	Year ended December 31
	2005	2004	2003
	$ in thousands
Income:
Interest:
In respect of bank deposits and securities	5,040	1,998	2,398
Other	116	67	271
Non-Dollar transaction gains—net		42	1,552

	5,156	2,107	4,221

Expenses:
Interest:
On long-term liabilities			1,062
Costs relating to factoring of letters of credit and promissory notes	870	369	341
Non-Dollar transaction losses—net	173
Other	610	486	439

	1,653	855	1,842

	3,503	1,252	2,379

f.	Earnings (loss) per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings (loss) per share:

	Year ended December 31
	2005	2004	2003
	In thousands
Weighted average number of shares issued and outstanding (net of treasury shares)—used in computation of basic earnings (loss) per share	32,657	32,251	32,031
Add—incremental shares from assumed exercise of options	681	673

Weighted average number of shares used in computation of diluted earnings (loss) per share	33,338	32,924	32,031

Diluted loss per share for the year ended December 31, 2003 does not include 333,000 incremental shares from assumed exercise of options, because of their anti-dilutive effect since the Company had a net loss for that year.