Form 20-F
period 2007-12-31
ORBOTECH LTD
filed 2008-03-28
CIK 749037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-12790

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

ORBOTECH LTD.

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Michael Havin, Corporate Secretary

Tel: + 972-8-9423622

Fax: + 972-8-9438769

E-mail: mick-h@orbotech.com

Address: P.O. Box 215, Yavne 81101, Israel

(Name, Telephone, E-mail and/or Facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
ORDINARY SHARES, NIS 0.14 NOMINAL (PAR) VALUE	THE NASDAQ GLOBAL SELECT MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007, the Registrant had outstanding 33,198,213 Ordinary Shares1, NIS 0.14 Nominal (par) Value each.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒     No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘accelerated filer and large accelerated filer’ in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer  ☐            Accelerated filer  ☒            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17  ☐    Item 18  ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP   ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐    Other    ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statements item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

[1]

Does not include a total of 5,448,584 Ordinary Shares, 3,292,045 of which were subject to outstanding stock options granted pursuant to the Registrant’s equity remuneration plans (1,835,979 of which had vested) and 2,156,539 of which remained available for future equity awards pursuant to such plans, both as of December 31, 2007, comprised of:

(a)	350,250 Ordinary Shares issuable pursuant to options under the Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”), all of which had fully vested; and

(b)	5,098,334 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:

(i)	2,941,795 Ordinary Shares were subject to options that had been granted (of which 1,485,729 had vested); and

(ii)	2,156,539 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan.

Also does not include a total of 1,966,939 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Registrant. For so long as such treasury shares are owned by the Registrant they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Registrant nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Registrant.

Introduction

This Annual Report on Form 20-F relates to the Ordinary Shares New Israeli Sheqels 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Annual Report, references to the Company are, unless the context otherwise requires, intended to be to the Company and its consolidated subsidiaries and joint venture.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”) and process control systems for bare and assembled printed circuit boards (“PCB”s) and for flat panel displays (“FPD”s), and imaging solutions for PCB production. The Company also markets computer-aided manufacturing and engineering (“CAM”) solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd. (“Orbograph”), the Company develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, 3 - D Danish Diagnostic Development A/S (“DDD”) and Orbotech Medical Solutions Ltd. (“OMS”), is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. The Company is continuing to develop technologies for use in other applications both within and outside the electronics industry. The Company derives a significant portion of its revenues from the service and support of its products.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report may contain certain forward-looking statements and information with respect to the business, financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’ or ‘anticipates’, the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements appearing in Item 3—Key Information—Risk Factors; Item 4—Information on the Company and Item 5—Operating and Financial Review and Prospects regarding trends in the electronics, recognition software, medical imaging and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2008 and beyond. Such statements are derived from beliefs and assumptions of the Company’s management based, in part, upon information currently available to the Company. They reflect the present views of the Company with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors which may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, dependence on the worldwide electronics industry, the timing and strength of new product offerings, pricing strategies of the Company and its competitors, mix of product and service revenues, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s intended customers, changes in the Company’s business strategy or those of its competitors, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms (or at all) or to continue to meet its liquidity needs, changes in the political and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Many of the above factors are beyond the control of the Company and almost all of them are difficult or impossible to predict with accuracy. Therefore, the Company cautions each reader of this Annual Report to consider carefully these, as well as any other specific factors discussed with each forward-looking statement in this Annual Report and as may be disclosed in the Company’s other filings with the United States Securities and Exchange Commission (the “SEC”). For more information regarding some of the above factors, see Item 3—Key Information—Risk Factors.

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

3.A    Selected Financial Data

The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2007, 2006 and 2005, and the consolidated balance sheet data as of December 31, 2007 and 2006, have been derived from the Consolidated Financial Statements listed in Item 18 (the “Financial Statements”), which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2004 and 2003, and the consolidated balance sheet data as of December 31, 2005, 2004 and 2003, have been derived from other consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth in this Item 3.A should be read in conjunction with Item 5—Operating and Financial Review and Prospects, and the Financial Statements.

Statement of Operations Data:

(in thousands except per share data)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Revenues	$360,662	$416,469	$379,923	$315,168	$228,392
Cost of revenues:
Cost of products sold and services rendered	210,616	226,908	216,732	176,535	130,917
Write-down of inventories (1)	4,821	—	—	—	7,448
Total cost of revenues	215,437	226,908	216,732	176,535	138,365
Gross profit	145,225	189,561	163,191	138,633	90,027
Research and development costs:
Expenses incurred	71,170	62,181	56,718	49,716	42,057
Less—government participations	3,247	1,708	957	1,719	2,601

Net research and development costs	67,923	60,473	55,761	47,997	39,456
Selling, general and administrative expenses	66,989	68,942	59,389	52,951	48,000
Amortization of goodwill and other intangible assets	4,728	580	2,635	2,308	2,400
Restructuring costs (2)	510	3,332	—	—	3,786
Impairment of goodwill and other intangible assets (3)	4,739	—	—	—	—

Operating income (loss)	336	56,234	45,406	35,377	(3,615)
Financial income—net	9,110	7,404	3,503	1,252	2,379
Write-down of long-term investments (4)	(5,000)	(205)	—	(2,945)	(696)

Income (loss) before taxes on income	4,446	63,433	48,909	33,684	(1,932)
Taxes on income	2,280	7,893	5,598	4,346	61

Income (loss) from operations of the Company and its subsidiaries and joint venture	2,166	55,540	43,311	29,338	(1,993)
Share in profits (losses) of an associated company	(266)	(315)	102	196	(507)
Minority share in profits of consolidated subsidiary	(416)	(255)	(156)	(48)	(455)

Net income (loss)	$1,484	$54,970	$43,257	$29,486	$(2,955)

Earnings (loss) per share:
basic	$0.04	$1.66	$1.32	$0.91	$(0.09)
diluted	$0.04	$1.65	$1.30	$0.90	$(0.09)
Weighted average number of shares used in computation of earnings (loss) per share:
basic	33,091	33,105	32,657	32,251	32,031

diluted	33,190	33,399	33,338	32,924	32,031

Balance Sheet Data: (in thousands)
	December 31,
	2007	2006	2005	2004	2003
Working capital	$342,606	$371,459	$302,392	$264,263	$238,808
Total assets	573,171	575,013	489,242	443,871	386,448
Capital stock	146,690	134,258	104,964	99,972	98,310
Shareholders’ equity	439,622	441,502	366,388	325,280	293,089

(1)	The write-downs of inventories of $4.8 million in 2007 and $7.4 million in 2003 primarily relate to excess inventories of components for certain of the Company’s PCB products. See Note 3 to the Financial Statements.

(2)	The restructuring charges of $0.5 million in 2007, $3.3 million in 2006 and $3.8 million in 2003 relate to reductions in the Company’s workforce and the rationalizations of certain of its research and development, manufacturing and operating activities. See Note 13d to the Financial Statements for information with respect to the 2007 and 2006 restructuring charges.
(3)	The impairment charge of $4.7 million in 2007 relates to a write-down of the goodwill and intellectual property of OMS, a wholly-owned subsidiary of the Company, following a determination that the carrying value of that goodwill and intellectual property exceeded its fair value. See Notes 1i, 1j and 5 to the Financial Statements.
(4)	The write-downs of long-term investments of $5.0 million in 2007, $0.2 million in 2006, $2.9 million in 2004 and $0.7 million in 2003 reflect the impairment of the Company’s interests in three private Israeli companies. See Note 1g to the Financial Statements.

The Company has not had any outstanding long-term indebtedness (net of current maturities) nor has it paid any cash dividends in the last five years.

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

Not applicable in Annual Report on Form 20-F.

3.D    Risk Factors

Investors, holders and prospective purchasers of Ordinary Shares and other persons reading this Annual Report should, in addition to having due regard to the Cautionary Statement Regarding Forward-Looking Information noted above, also give consideration to the information set forth below and elsewhere in this Annual Report concerning risks and uncertainties in connection with any investment in the Company’s Ordinary Shares:

(a)    Dependence on the Worldwide Electronics Industry

The predominant portion of the Company’s products are used by manufacturers of PCBs and FPDs in manufacturing processes employed in the production of virtually all major electronic products, particularly those associated with computers, televisions, telecommunications and portable electronic devices. As such, the Company depends very significantly upon the strength of the worldwide electronics industry, and in particular upon the need by those electronics component manufacturers to make continuing capital investments in systems and products, such as those marketed and sold by the Company, for use in their production and manufacturing processes. This need is a reflection, in turn, of the worldwide level of demand for the products and devices produced by these electronics component manufacturers. Demand for consumer end-products is normally a function of the prevailing global or regional economic environment and is negatively affected in circumstances of a general economic slow-down as has occurred in the past.

Demand for the Company’s products is also created, in part, by technological developments affecting product functionality or giving rise to new or enhanced products, and which therefore generate an ongoing need on the part of electronics component manufacturers for yield-enhancing and production solutions of the type which the Company provides. Should changes in these technologies not continue to occur, or if there were to emerge other technologies, such as those which may reduce or even obviate the need for the use of PCBs and FPDs in electronic devices, this could have the effect of reducing overall demand for the Company’s principal products.

There can be no assurance as to the future levels of demand for electronic products and devices and, correspondingly, as to the demand which may exist for PCBs or FPDs and, in turn, for the Company’s principal products. These factors, coupled with the Company’s limited ability to reduce its expenses due to the ongoing need for investment in research and development and to maintain the Company’s worldwide customer support operations, and the difficulties associated with any such reductions, could, in circumstances of reduced overall demand for electronic devices using PCBs and FPDs, have a material adverse effect on the Company’s business and results of operations, as has occurred in the past.

(b)    The Cyclical Nature of the PCB and FPD Industries

The PCB and FPD industries have in the past been, and continue to be, cyclical in nature, and have experienced periodic and sustained downturns. Because the Company’s business relies considerably upon continuing capital investments by manufacturers of bare and assembled PCBs and the limited number of manufacturers of FPDs, it may be negatively affected in circumstances of a general economic slow-down, where the availability of capital resources for investment, particularly in the computer, television or telecommunications industries, is reduced. It may also be negatively affected, as was the case during 2007 in the Company’s FPD business, by reductions in the capital expenditure programs of liquid crystal display (“LCD”) manufacturers due to the combination of an oversupply of panels and a sharp reduction in panel prices. This resulted principally from the construction by such manufacturers in recent years of a number of more advanced and expensive fabrication facilities to meet the increased demand for LCD televisions.

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

There can be no assurance as to the future levels of demand for electronic products and devices. Reduced demand for the inspection and other systems and products developed and sold by the Company caused by lower demand for PCBs or FPDs, or the loss of a major customer, coupled with the Company’s limited ability to reduce its significant expenditures for research and development and worldwide customer support operations, and the difficulties associated with any such reductions, could have a material adverse effect on the Company’s business and results of operations, as has occurred in the past.

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

For further information see Item 4—Information on the Company—Additional Considerations Relating to the Company’s Operations in Israel; Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Taxes on Income; and Trend Information.

(d)    Competition; Rapid Technological Change

Although the Company is a world leader in the design, development, manufacture and marketing of AOI systems for bare PCBs and for FPDs and of imaging solutions for PCB production, it faces competition from a number of companies that either produce or are developing such systems and products. In addition, there are a number of companies which develop and provide AOI solutions for manufacturers of assembled PCBs, resulting in a strong competitive environment in which the Company’s success may be adversely affected by any failure of the Company to develop and market, in a timely manner, AOI solutions offering superiority of performance and handling, or to offer consistent and effective service and support of those systems to its customers. There are also a number of companies which develop and market automatic check reading solutions that are competitive with those offered by Orbograph, as well as other companies which supply gamma cameras that are competitive with those developed and sold by DDD.

The Company’s competitors in all product lines can be expected to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features, and these or other companies may in the future offer a broader or more comprehensive range of PCB or FPD yield-enhancing and production products, automatic check reading solutions or gamma cameras than the Company. Although the Company attempts to maintain and strengthen its competitive position through its policy of substantial investment in research, development, marketing and operations, there can be no assurance that the Company will be able to continue to make such investments or that it will be able to achieve, in a timely manner, the technological advances necessary to develop new products and product enhancements to meet rapid change in manufacturing technologies required for PCBs, FPDs and gamma cameras in order to maintain its current competitive position.

For further information see Item 4—Information on the Company—Business Overview—Competition.

(e)    Operation in International Markets

The Company anticipates that, as in the past, sales of products and services outside Israel will continue to account for virtually all of its revenues. In 2007, approximately 70% of the Company’s revenues from equipment sales were derived from sales in the Far East, including approximately 31% from sales in China, 14% from sales in Taiwan and 11% from sales in each of Japan and Korea. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls and local standards, including the need to comply with stringent and evolving environmental protection laws and regulations as well as a wide variety of foreign and domestic import/export laws; political and economic instability; trade restrictions; exposure to multiple complex systems of taxation and international double taxation treaties; changes in tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. These factors may operate to have a material adverse effect on the Company’s business, financial condition and results of operations. See Item 4—Information on the Company—Marketing, Sales and Support; and Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Effective Corporate Tax Rate; Geographical Analysis; Worldwide Economic Situation; and Cost of Revenues.

(f)    Strategic Initiatives

The Company’s business strategy contemplates the expansion of its technological base and diversification into new growth areas for imaging technologies through acquisitions, joint ventures, investments and other types of strategic initiatives. Risks associated with these activities include: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; financing costs; the potential loss of key personnel of an acquired business; the ability to achieve projected economic and operating synergies; difficulties successfully integrating, operating, maintaining and managing newly acquired operations; accounting issues relating to the previous conduct of an acquired business; difficulties maintaining uniform standards, controls, procedures and policies; unanticipated changes in business and economic conditions affecting an acquired business; the possibility of impairment and restructuring charges if an acquired business performs below expectations; and the diversion of management attention from the Company’s existing business.

In addition, such transactions will often result in the acquisition of intangible assets required to be amortized in the Company’s consolidated statements of operations over a period of five to twelve years and the recording of goodwill subject to possible future impairment charges. Such amounts may be substantial and have a material effect on future operating results. See Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Amortization of Intangible Assets.

(g)    Ability to Obtain and Retain Qualified Staff

The Company’s success depends, in significant part, upon its continuing ability to attract and retain highly qualified managerial, scientific, technical, sales and marketing personnel. Demographic trends, non-availability of appropriately qualified and skilled employees, competition for the services of highly specialized employees such as computer software programmers and hardware engineers, financial market conditions and future business decisions of the Company and its competitors may all operate in a manner detrimental to the Company, thereby having a material adverse effect on the Company’s business and results of operations. See Item 4—Information on the Company—Strategy; Competition; Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Geographical Analysis; Worldwide Economic Situation; Cost of Revenues; and Item 6—Directors, Senior Management and Employees—Employees.

(h)    Intellectual Property Protection

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

For further information see Item 5—Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.

(i)    Fluctuations in Periodic Operating Results

The timing of revenue recognition for the Company’s most expensive products, principally FPD-AOI systems for the most advanced generations of FPD fabrication facilities, may have a substantial effect on the Company’s periodic revenues and net income. Normally, the recognition of revenue from the sale of products occurs on delivery, subject to the existence of a signed contract, purchase order or letter of agreement, the fee being fixed or determinable and collectability being reasonably assured. However, the time of delivery is not always in the Company’s control because of customer requirements, possible production delays and other factors, and orders for these systems may also be subject to cancellation by customers. In addition, in limited circumstances, principally in the case of newly developed products, recognition of income may be deferred.

Periodic results have also fluctuated in the past, and are likely to fluctuate significantly in the future, due to the timing of special charges and expenses. In recent periods, for example, the Company has recorded charges that include impairments with respect to intangible assets and goodwill; write-downs of inventories; write-offs with respect to investments; restructuring costs; and acquired in-process research and development in connection with an acquisition.

See Item 5—Operating and Financial Review and Prospects—Trend Information.

(j)    Foreign Currency Fluctuations

In 2007, 2006 and 2005, approximately 35%, 27% and 23%, respectively, of the Company’s revenues, and approximately 47%, 45% and 43%, respectively, of the Company’s expenses, were denominated in currencies other than the United States dollar (the “Dollar” or “$”). Because the Company’s financial results are reported in Dollars, fluctuations in the rates of exchange between the Dollar and non-Dollar currencies may have an adverse effect on the Company’s results of operations. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on the Company’s non-Dollar costs. The Company may, from time to time, take various measures designed to hedge, in part, its exposure to these effects. There can be no assurance that foreign currency fluctuations will not have a material adverse effect on the Company’s financial condition and results of operations. See Item 5—Operating and Financial Review and Prospects—Impact of Inflation and Currency Fluctuations; Liquidity and Capital Resources; Trend Information; Item 11—Quantitative and Qualitative Disclosures About Market Risk; and Notes 10 and 11 to the Financial Statements.

(k)    Write-down of Inventories

The life cycles of the Company’s PCB and FPD yield-enhancement and production solutions are affected by the life cycles of the consumer electronic products in the manufacturing processes of which the Company’s products are utilized. The life cycles of these consumer products vary based upon a number of factors, but in some cases can be relatively short. While the Company monitors its production and inventory levels closely, inventory may become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes of PCB and FPD manufacturers. During periods of economic slowdown or rapid technological improvement this may result in significant charges for inventory write-downs, as most recently occurred during 2007, and the Company’s future operating results may be adversely affected by material levels of obsolete or excess inventories.

(l)    Valuation and Liquidity of Cash and Marketable Securities

The Company’s assets include a significant component of cash and marketable securities, including investments in auction-rate securities. Auction-rate securities are variable rate debt instruments having long-term maturity dates (typically 15 to 40 years), but whose interest rates are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. At the end of each reset period, investors can sell or continue to hold the securities at par. Although the Company believes that its cash is held in institutions whose credit risk is minimal and that the value and liquidity of its marketable securities were accurately reflected in its consolidated financial statements at its December 31, 2007 balance sheet date, the Company’s cash and marketable securities may nevertheless be subject to risks, including the risk of loss or of reduced value or liquidity, particularly in light of the uncertainty currently prevailing in the financial and banking sectors. Subsequent to December 31, 2007, the Company’s investments in auction-rate securities (totaling approximately $33 million) experienced a lack of liquidity as evidenced by failed auctions. This has had the effect, at least temporarily, of reducing the liquidity of a portion of the Company’s marketable securities. In the future, should the Company determine that there is a decline in value of any of its portfolio securities (including auction-rate securities), which is other than temporary, it would result in a loss being recognized in its consolidated statements of operations. Moreover, since the funds associated with failed auctions of auction-rate securities will not be accessible until a successful auction occurs, a buyer is found outside of the auction process or the securities mature, such securities may need to be reclassified as long-term assets on the Company’s consolidated balance sheet. See Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources; Trend Information; and Note 12b to the Financial Statements.

(m)    Limited Customer Base for Certain Products

The Company markets and sells its AOI systems for FPDs to a relatively limited number of LCD manufacturers, and sells its gamma cameras manufactured by DDD, as an original equipment manufacturer (“OEM”), to a very limited number of customers who distribute and sell them to end-users under their own brand names. The loss of any major FPD manufacturing customer, or of any customer for gamma cameras, could have a material adverse effect on the Company’s revenues from the applicable segments of its business. However, during 2007, no individual customer accounted for more than 10% of the Company’s aggregate revenues.

(n)    Dependence upon Key Suppliers

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

(o)    Accounting for Stock-Based Awards

Since January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards (“FAS”) No. 123, ‘Share-Based Payment’ (“FAS 123(R)”), promulgated by the Financial Accounting Standards Board of the United States (the “FASB”), the Company has been required to account for the fair market value of stock-based awards (stock options and restricted shares) as a compensation expense in its consolidated statements of operations. This applies to all such awards granted after January 1, 2006 as well as to the unvested portion of previous awards that were then outstanding. Additional compensation costs of $4.5 million in 2007 and $5.3 million in 2006 resulted from the adoption of FAS 123(R). Prior to January 1, 2006, the impact on earnings per share for the fair value of stock option awards was disclosed on a pro forma basis, solely in a footnote to the financial statements, with certain exceptions. The impact on earnings per share for 2005, assuming FAS 123(R) had been implemented for that year, is set forth in Note 1r to the Financial Statements.

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

Because of changes in industry practice and the adoption of FAS 123(R), in 2005 the Company modified the applicable terms of its equity remuneration plans and related policies, with prospective effect on equity awards made after that time. There can be no assurance that the reduction in net income and earnings per share arising from the inclusion of the cost of stock-based awards will not adversely affect the market price of the Ordinary Shares or the cost to the Company of raising capital.

For further information see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Share-based Compensation; and Notes 1r and 8b to the Financial Statements.

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

(b)    Major Business Developments

The Company’s business initially centered upon the design, development, manufacture, marketing and service of AOI and process control systems and imaging solutions for use in the manufacture of bare PCBs, and since the Merger the Company has been the world’s leader in providing such systems. Since 1991, the Company has also been engaged, and has become the world leader, in the design, development, manufacture, marketing and service of AOI and process control systems for use in the manufacture of FPDs. In addition, since 1995, the Company has, through Orbograph, developed and marketed automatic check reading solutions to banks and other financial institutions, and has also developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. For further information on automatic check reading, see Item 4—Information on the Company—Business Overview—The Company’s Products—Recognition Software.

In 1996, the Company commenced the development of laser-based direct imaging technologies. For further information on laser-based direct imaging, see Item 4—Information on the Company—Business Overview—The Company’s Products—Bare PCBs.

In 1997, the Company commenced the design, development, manufacture and marketing of AOI systems for assembled PCBs. For further information on AOI systems for assembled PCBs, see Item 4—Information on the Company—Business Overview—The Company’s Products—Assembled PCBs.

In 1998, the Company entered into an agreement with Valor Computerized Systems Ltd. (“Valor”), an Israeli corporation, for the formation of a joint venture with respect to CAM software for PCB fabrication applications. The joint venture, Frontline P.C.B. Solutions Limited Partnership (“Frontline”), is owned equally by the Company and Valor and combines the former CAM operations of the Company and Valor. See Item 4— Information on the Company—Business Overview—The Company’s Products—Bare PCBs. The Company’s interest in Frontline is presented in the Financial Statements using the proportionate method of consolidation. See Note 2a to the Financial Statements. Non-financial information presented herein, such as number of employees and properties utilized by the Company in its operations, does not include information as to Frontline.

In 1999, the Company acquired all the outstanding shares of KLA Acrotec Co. Ltd., a Japanese company then engaged in the design, development, manufacture and marketing of FPD-AOI systems. For further information on FPDs, see Item 4—Information on the Company—Business Overview—The Company’s Products—FPDs.

In 2005, as part of the Company’s strategy of diversifying into new growth areas for imaging technologies, OMS acquired all the assets of Imarad Imaging Systems Ltd. (“Imarad”), a privately-held Israeli company which developed a technology to manufacture high-performance, solid state gamma radiation detectors, for $7 million. In addition, subject to the achievement of agreed sales milestones, which have not yet been met, OMS undertook to make payments to Imarad on sales through the end of 2008, up to a maximum of $26 million. Since this acquisition, OMS has focused on continuing research and development and improving production processes for solid state gamma radiation detectors for nuclear imaging applications, based on the acquired cadmium zinc telluride (“CZT”) crystal-growth technology. No assurances can be given as to whether, and if so in what time frame, significant revenues can be achieved from this project or as to its profitability. In 2007 the Company recorded an impairment charge of $4.7 million with respect to the goodwill and intellectual property of OMS. For further information, see Notes 1i, 1j and 5 to the Financial Statements.

In May 2007, as part of the Company’s strategy of strengthening and expanding its product offerings to bare PCB manufacturers, it acquired New System Srl (“New System”), a privately-held Italian company engaged in the development, manufacture and marketing of bare PCB inkjet legend printers, for approximately $17 million (including satisfaction of net liabilities). For further information on inkjet printers, see Item 4—Information on the Company—Business Overview—The Company’s Products—Bare PCBs.

In August 2007, as part of the Company’s strategy of diversifying into new growth areas for imaging technologies, the Company acquired DDD, a privately-held Danish company engaged in the development, manufacture and sale of gamma cameras for use in nuclear cardiac imaging, for approximately $41 million. In addition, subject to the achievement of agreed milestones based on DDD’s performance during the years 2007 and 2008 (which were not met in respect of 2007), the Company undertook to make additional payments to the shareholders of DDD, up to a maximum of $6.5 million. For further information on gamma cameras and medical imaging, see Item 4—Information on the Company—Business Overview—The Company’s Products—Medical Imaging.

(c)    Recent Major Capital Expenditures

During the period from January 1, 2007 to December 31, 2007, the Company’s capital expenditures totaled approximately $10.4 million (compared to $8.1 million during 2006 and $7.7 million during 2005), of which approximately $5.8 million (compared to $5.5 million during 2006 and $5.4 million during 2005) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $4.6 million (compared to $2.6 million during 2006 and $2.3 million during 2005) was expended upon various facilities of the Company’s subsidiaries. Of these expenditures, approximately $7.1 million during 2007 (compared to $3.9 million during 2006 and $4.0 million during 2005) was for capital equipment and leasehold improvements and the balance of approximately $3.3 million (compared to $4.2 million during 2006 and $3.7 million during 2005) was related to information technology. Since January 1, 2005, the Company has not made any significant capital divestitures nor has it committed to any such divestitures. Other than further capital expenditures of the types and consistent with the amounts described above, there are no significant capital expenditures in progress by the Company.

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

4.B    Business Overview

(a)    General

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry, primarily for PCBs and FPDs. The Company is the world leader in the design, development, manufacture and marketing of AOI and process control systems for bare PCBs and for FPDs and of imaging solutions for PCB production, and is one of a number of leading providers of AOI systems for assembled PCBs. The Company also markets CAM solutions for PCB production. In addition, through Orbograph, the Company develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through DDD and OMS, the Company is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. The Company derives a significant portion of its revenues from the service and support of its products.

The Company’s AOI systems use Orbotech’s proprietary machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technology to detect, automatically, flaws and defects in products being manufactured or assembled by its customers. These systems are designed to help increase the yield and cost effectiveness of customers’ production processes. In addition, through its AOI systems for bare PCBs and imaging solutions, and the CAM solutions which it markets, the Company offers to its PCB manufacturing customers comprehensive solutions which allow automation and integration of the design, tooling, production data and inspection needs associated with PCB production. The Company believes that its PCB-AOI customers generally view AOI as an integral part of the manufacturing process rather than as a ‘dissociated’ post-manufacturing step. The Company’s FPD-AOI systems automatically detect and classify defects in the active matrix glass component of FPDs and identify flaws occurring within the FPD manufacturing process. This enables manufacturers to ascertain the source of those flaws as early as possible during the manufacturing process which, in turn, increases production yield and facilitates preventative actions that can assist in the repair process and reduce the recurrence of defects in the future.

Orbograph’s recognition software solutions use proprietary machine vision and artificial intelligence technology to enable banks and other financial institutions to automate their check processing operations, thereby reducing manual labor costs and increasing their overall cost effectiveness.

DDD sells its gamma cameras as an OEM supplier through two major industry vendors that distribute the cameras under their own brands. These cameras are specialized products used in nuclear cardiac imaging, typically by hospitals and privately practicing cardiologists in scanning patients in connection with the diagnosis of cardiac conditions. OMS is principally engaged in research and development and improving production processes for solid state gamma radiation detectors for nuclear imaging applications based on CZT crystal-growth technology.

The Company currently has three reportable operating segments: Production Solutions for the Electronics Industry, which, in 2007, accounted for approximately 92% of the Company’s revenues; Recognition Software, which, in 2007, accounted for approximately 5% of the Company’s revenues; and Medical Imaging, which, in 2007, accounted for approximately 3% of the Company’s revenues (including DDD revenues since August 2007). See Note 13a to the Financial Statements for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

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

(iii)    Leverage Marketing, Distribution and Support Infrastructure

The Company intends to continue to utilize its extensive worldwide marketing and distribution channels and customer support capabilities, as well as its considerable accumulated experience in the marketing and sale of capital equipment and software, for the introduction and marketing of additional products both within and outside the electronics industry. The Company believes that its worldwide marketing and support network, with approximately 640 employees in over 30 locations worldwide, and its experience in the marketing and sale of complex systems, afford it advantages over its competitors.

(c)    The Company’s Products

The Company currently offers AOI and imaging products for specialized applications in the manufacture of bare PCBs, assembled PCBs and FPDs, automatic check reading products enabled through its recognition software and gamma cameras for use in nuclear cardiac imaging. Each of these is discussed below.

(i)    Bare PCBs

•	General

Virtually all electronic equipment uses PCBs, which are the basic interconnecting platforms for the electronic components that comprise most electronic equipment. PCBs contain the electronic circuitry required to interconnect the components which are subsequently mounted on them and which, when operating together, perform a specified function. An assembly of one or more mounted PCBs working together forms an essential part of most electronic products. These include computers, hand-held electronic devices such as cellular telephones, pocket computers and personal digital assistants, consumer electronic and automotive equipment, telecommunications equipment, industrial and medical equipment and military and aerospace applications.

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

The Company’s bare PCB product lines consist of: (i) PCB-AOI systems; (ii) verification and repair stations; (iii) imaging solutions, including photoplotters, laser direct imaging and legend printing; and (iv) through its 50% interest in Frontline, CAM systems for PCB production.

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

Legend printing refers to a particular stage in the PCB manufacturing process during which characters and other non-functional patterns (‘legends’) are printed on the PCB under production. Traditionally, this has been achieved by analog, silkscreen printing and photolithography processes that require specialized personnel skills. Using a digital, non-impact, dot-matrix printing technology, inkjet systems release droplets of ink from a small aperture directly to a specified position on a given media to create the required image. This technology offers numerous advantages over conventional legend printing techniques including: eliminating time-consuming printing processes; reducing chemical waste; enabling savings in cost of materials used; achieving a significant reduction of turnaround times; and yielding higher overall legend printing quality on even small series or prototype work.

CAM solutions are designed for use in the PCB pre-production phase to facilitate automation and integration of the design, tooling, production data and inspection needs associated with PCB production. The Frontline products marketed by the Company include CAM software solutions, which streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations. Frontline’s CAM solutions are offered through the Company, and Frontline, through the Company’s worldwide subsidiaries, supports the pre-existing installed base of CAM products of both the Company and Valor.

In 2007, the Company’s bare PCB product lines accounted for approximately $237.0 million of revenues (including approximately $70.0 million related to service and support of those products), representing approximately 65% of the Company’s revenues. This compared with approximately $234.0 million of revenues (including approximately $64.2 million related to service and support of those products), representing approximately 56% of the Company’s revenues, in 2006, and approximately $201.1 million of revenues (including approximately $60.2 million related to service and support of those products), representing approximately 53% of the Company’s revenues, in 2005.

•	Bare PCB Products

Discovery Series.    The Discovery series, which was introduced in 2004, is designed for use in mid- to high volume PCB production and offers defect detection in line widths down to 25 microns with minimized false calls. This series is capable of achieving a throughput of up to 210 18” x 24” size PCB panel sides per hour containing lines 100 microns in width. The Discovery is powered by the Company’s proprietary ‘SIP’ (Simple, Intelligent, Powerful) Technology which, by combining user-friendly operation with intelligent detection and powerful performance, is designed to enable even inexperienced operators to achieve high quality AOI results with relatively little training. In 2007, the Company introduced the Discovery XL for the inspection of large panels (up to 44” by 30” in size), as well as the Discovery OLB, which offers a solution for ‘quick turn’ and ‘first article’ inspections. In 2007, the Company also extended the family of Ultra-Discovery systems to include chip scale packaging, ball grid array and flip-chip applications for the PCB industry. These systems are capable of detection in line widths down to 10 microns with minimized false calls. They can achieve a throughput of up to 105 16” x 18” size PCB panel sides per hour containing lines 25 microns in width. In addition, the series includes a model for artwork inspection, the Discovery Ultra PT, which was introduced in 2007.

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

Verification and Repair Stations.    The Company’s current offering of verification and repair stations is comprised of the VeriSmart, introduced in 2004, and the VeriWide and VeriFine, introduced in 2006. Each of these models provides the operator with a crisp and magnified color image of the possible defect, as well as the image of the reference, which is essential for verification of high-density PCBs. They have been designed to maximize accuracy and throughput and to minimize floor space and operator fatigue and error. The operator defines critical defects, to which these verification and repair stations automatically allocate priority so as to avoid repairing other defects on a panel that will later be scrapped. Each of these stations communicates with the Company’s PCB-AOI systems, from which they directly and automatically retrieve defect data files of the panel being inspected. Their output can then be used by the customer for statistical analysis. In 2006, the Company introduced proprietary Amethyst technology for the VeriSmart, VeriWide and VeriFine models. This technology employs a combination of different wave length illuminations, together with enhanced image processing, enabling verification stations to improve yield by helping the operator distinguish between real defects and false calls and control repair quality.

Laser-Based Direct Imaging.    The Company’s advanced laser-based direct imaging Paragon systems are utilized in the manufacture of fine feature PCBs at normal production rates. The latest model, the Paragon-8800H, introduced in 2007, operates with a diode pumped, solid state, high energy ultraviolet laser, which facilitates low power consumption, reduced cost of operations and extended laser life. The Paragon systems incorporate sophisticated optics allowing the exposure of an entire panel in one scan, and utilize advanced digital techniques to enable wide process latitudes, digital image scaling and precise side-to-side registration. The single scan-line technique used to image the entire panel provides uniform exposure even on large panel surfaces. The system’s sophisticated filtering mechanisms and relatively small number of process steps reduce external contaminants and handling defects. The Paragon-8800H achieves effective imaging rates of up to 160 panel sides per hour down to 25 microns resolution. The Company also offers three other Paragon models: the Paragon-8000, a version of the 8800H model with lower throughput, the Paragon-6600, a version of the 8800H model with lower resolution, and the Paragon-9000, which is capable of achieving resolutions down to 15 microns.

Laser Plotters.    The Company’s LP-9008 family of external drum laser plotters incorporates sophisticated electro-optics, complex mechanical designs and patented multi-beam imaging technology, enabling the plotters to achieve high geometrical accuracy, plotting speeds and image quality. The LP9008 laser plotter is capable of plotting at multiple resolutions down to one micron in certain configurations. Automated data interface to CAM systems, advanced automation and high capacity, multiple format film drawers allow continuous unattended operation for long periods of time, all under light-tight, dust-free conditions.

Inkjet Printers.    The Company’s Newprint series of PCB legend printers, manufactured by New System which was acquired by the Company in May 2007, provides substantial cost savings for PCB manufacturers by reducing significantly the legend printing cycle time and enabling functionality that cannot be achieved under the conventional legend printing process. A distinctive feature of the Newprint inkjet printers is the proprietary design of the UV light source, which instantly ‘cures’ the ink upon contact with the PCB. This capability, which is not available in existing or conventional inkjet printers, increases yield by reducing handling defects, eliminating an additional stage in the oven and saving time and manpower.

CAM and Engineering Solutions.    Frontline’s CAM and engineering products enable the automation of the Front End/Engineering department of PCB manufacturers. The line includes: Genesis 2000, a leading comprehensive pre-production CAM system which integrates design analysis with automatic data optimization to deliver precise PCB tooling data with high accuracy and speed; GenFlex, a dedicated CAM solution for Flex and Rigid Flex PCB manufacturers which is based on Genesis technology, compensating for material bending and possible distortion; and InPlan, a comprehensive PCB engineering system that combines sophisticated engineering know-how with state-of-the-art pre-production planning tools to devise the optimal manufacturing process for PCB jobs in a rapidly changing manufacturing environment.

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

During 2006 and 2007, the Company’s research and development for assembled PCBs was centralized at Company headquarters in Israel to enable more efficient utilization of core research and development capabilities and, ultimately, develop new and improved solutions for the Company’s assembled PCB customers.

In 2007, the Company’s assembled PCB product lines accounted for approximately $31.9 million of revenues (including approximately $3.1 million related to service and support of those products), representing approximately 9% of the Company’s revenues. This compared with approximately $39.7 million of revenues (including approximately $3.3 million related to service and support of those products), representing approximately 10% of the Company’s revenues, in 2006, and approximately $32.1 million of revenues (including approximately $3.0 million related to service and support of those products), representing approximately 9% of the Company’s revenues, in 2005.

•	Assembled PCB Products

Symbion Series.    The Company’s principal products for the inspection of assembled PCBs are in-line and off-line, post-paste, post-placement and post-solder inspection systems, known as the Symbion Series, comprised of the Symbion S36-Plus, S22 and P36-Plus.

The Symbion S series, introduced in 2005, includes inspection systems varying in throughput, inspection stage and price. These systems all provide high-level defect detection and repair cycles as well as accurate process data for fault prevention at the critical stages of post-reflow and post-placement inspection, thereby improving yields of even the most complex surface-mount, through-hole and mixed technologies. The Symbion S36-Plus and S22 are available in several configurations, differing principally in resolution and speed, each of which has been designed to provide high throughput in fine pitch surface-mount technology lines, and in large board formats, and feature three dimensional image acquisition, known as DPIX (dimensional picture image extraction), for high detection capabilities and reliable ‘first-pass’ yields. The Symbion S series has been developed to meet the requirements of manufacturers of either high density or small component assembled PCBs, such as those used in personal computers, notebook motherboards, mobile applications and telecommunication transmission stations, whether produced in small or large batch sizes.

The Company’s Symbion P series consists of three dimensional solder paste AOI systems which have been designed to provide an AOI solution to the solder paste inspection needs of electronics assembly manufacturers. The Symbion P36-Plus features three-dimensional imaging technology for area and volumetric measurements, at high speed and without compromising accuracy.

Vantage S22 Series.     The Vantage S22 series of AOI systems was introduced in 2005 and has been designed to address the requirements of mainstream PCB assembly technology by providing lower cost inspection solutions which support high volume production in small to medium sized manufacturing facilities. These systems support a similar product mix to the Symbion S36-Plus, such as motherboard, controller, automotive and a variety of other applications.

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

FPDs, which include LCDs, plasma displays, organic light-emitting diodes and other types of FPDs, are presently used as display screens for laptop and desktop computers, televisions, digital telephones, car navigation systems, digital and video cameras and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications. FPDs offer various advantages over cathode ray tubes (“CRT”s), including the convenience associated with their significantly smaller physical depth and lower weight, and their relatively low levels of radiation and heat emission. Over recent years there has been a significant increase in the replacement of desktop CRTs by LCD-based FPDs for use in computers. There has also been steady growth in sales of LCD wall-mounted television sets for home use as a percentage of the total number of televisions sold, as well as in the average screen size of LCD televisions.

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

A typical active matrix LCD consists of two transparent substrates (normally glass) separated by liquid crystal material. Through complex, multilayer photolithographic deposition processes, similar in many ways to semiconductor production, an active array of transistors is built on one of the substrates and a color filter is attached to the other. There are three transistors, one for each of the red, green and blue components of each picture element (commonly known as a ‘pixel’). In a typical XGA-quality color active matrix LCD there are a total of 2,360,000 transistors with geometric line widths for each transistor of five microns or less. The color filter enables the display to attain color capability by selectively filtering out the light passing through each colored pixel controlled by these transistors to produce the desired color mix on the display. The high quality viewing demands imposed by LCD television applications, especially for ‘high definition’ television, have increased the need for manufacturers to employ stringent yield-enhancement tools such as the measurement and inspection systems developed and offered by the Company.

LCD manufacturers generally refer to the size of glass panels (as measured in length and width) in terms of successively numbered ‘generations’. Although there is no standard gauge that is strictly and uniformly applied by all LCD manufacturers, a broad understanding exists as to the glass size represented by each incremental generation number. Normally, fourth generation glasses are 730 x 920 mm in size, fifth generation 1,100 x 1,300 mm in size, sixth generation 1,500 x 1,850 mm in size, seventh generation 1,870 x 2,200 mm in size and eighth generation 2,250 x 2,450 mm in size. Tenth generation glass panels, the production of which is reportedly scheduled to commence in 2009, are planned to be 2,880 x 3,080 mm in size. By developing increasingly large glasses, manufacturers are able to take advantage of various economies of scale which are available in the LCD production process, thus enabling them to improve their overall productivity. In addition, larger glasses enable manufacturers to produce and market consumer products, including televisions, with larger screen sizes (currently up to 70” diagonal).

The technology traditionally utilized in producing LCDs is known as ‘Amorphous Silicon’ or ‘a-Si’, which refers to the material from which the active portion of the transistors is manufactured. Another technology, known as Low Temperature Polysilicon (“LTPS”), has also proven suitable for certain LCD manufacturing applications. Although LTPS requires more processing steps, as well as additional and higher resolution inspection, than Amorphous Silicon, it enables significantly better performance of the final LCD product. In addition, it allows for the integration of non-display components on to the display glass, which can have the effect of reducing the number of parts requiring assembly in, and the cost of, the final product.

LCDs are susceptible to various defects, many of which result from the photolithographic, deposition and etching processes used in LCD production. Detection of these defects during the production process allows manufacturers to improve monitoring of their production processes, avoid the expense of further costly materials (which represent a substantial percentage of total costs), repair defects, if possible, before they become inaccessible due to further manufacturing processes and improve yields.

The inspection of LCDs poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multi-layered structure and high-density features and the fine nature of potential defects. In addition, the growing demand for ‘high definition’ and ‘zero defect’ televisions is requiring manufacturers to develop more complex panel designs and to implement tighter production process controls. LCD inspection must also match the high production speeds of LCD facilities utilizing larger substrate glasses for new generations. These technological challenges are growing more acute as LCDs become larger in size and increasingly complex, in response to customer requirements for larger and more sophisticated displays, finer resolution and support for high definition television broadcasts.

•	Overview of FPD Product Lines

The Company’s FPD product lines consist of: (i) FPD-AOI systems for LCD products; and (ii) process control tool solutions.

In 2007, the Company’s FPD product lines accounted for approximately $64.5 million of revenues (including approximately $14.8 million related to service and support of such products), representing approximately 18% of the Company’s revenues. This compared with approximately $129.1 million of revenues (including approximately $11.5 million related to service and support of such products), representing approximately 31% of the Company’s revenues, in 2006, and approximately $135.0 million of revenues (including approximately $9.9 million related to service and support of those products), representing approximately 36% of the Company’s revenues, in 2005.

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

Critical Dimension and Overlay Measurement.    In 2005, the Company introduced an optional add-on feature to its FPD-AOI systems called ‘critical dimension and overlay measurement’, or ‘CD/O’. CD/O enables accurate measurement of critical features on the glass panel, such as conductor widths and layer to layer registration, and represents the first ‘process metrology’ solution offered by the Company to LCD manufacturers. Process metrology, a key method utilized by LCD manufacturers to monitor and stabilize the manufacturing processes, has traditionally been performed by means of dedicated, stand-alone CD/O measuring systems. The Company believes that by offering these solutions as an integral part of its FPD-AOI systems, it will be possible to save valuable clean room space, reduce equipment and handling overheads and minimize the potential yield loss associated with the movement of glass panels through the fabrication plant. Furthermore, application of the CD/O as part of the Company’s in-line AOI systems increases the likelihood of detecting process or equipment problems significantly earlier in the manufacturing process, thereby reducing waste of expensive work in process. As with other AOI data, CD/O data is also conveyed to the Company’s EYES-2020 yield management station for statistical analysis, auto-alarming and storage.

(iv)    Recognition Software

•	General

Through Orbograph, the Company develops recognition software comprising automatic check reading solutions which is marketed to banks and other financial institutions through system integrators and solution providers. Orbograph has also developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. By using Orbograph’s automatic check reading products, customers substantially reduce their manual labor costs, while at the same time generally achieving greater accuracy than human operators. The Company believes that Orbograph is currently a leading provider of automatic check reading software.

In 2007, the Company’s recognition software product lines accounted for approximately $16.7 million of revenues (including approximately $5.0 million related to service and support of those products), representing approximately 5% of the Company’s revenues. This compared with approximately $13.1 million of revenues (including approximately $4.2 million related to service and support of those products), representing approximately 3% of the Company’s revenues, in 2006, and approximately $11.5 million of revenues (including approximately $3.5 million related to service and support of those products), representing approximately 3% of the Company’s revenues, in 2005.

•	Check Reading Products

Orbograph’s recognition software drives its automatic check reading (or character recognition) products, which operate by acquiring or ‘capturing’ the image of a check, identifying the amount as well as other important information which it contains, and converting that image data into a computer readable, digital number.

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

(v)    Medical Imaging

•	General

Medical imaging is the scientific process of creating images of the human body (or parts thereof) for clinical purposes, such as diagnosing diseases. This process can be carried out through a number of techniques, including X-ray, computed tomography (commonly known as CT), magnetic resonance imaging (commonly known as MRI), ultrasound and nuclear imaging (also known as nuclear medicine).

Nuclear imaging is typically employed in connection with the diagnosis of cancer and cardiac conditions, and involves the injection into a patient, and the subsequent detection through the use of a gamma camera of the type developed and sold by DDD, of a radioactive tracer that discloses the physiological function of the organ or cell being investigated.

In 2007, the Company’s medical imaging product lines accounted for approximately $11.1 million of revenues (including approximately $1.2 million related to service and support of those products), representing approximately 3% of the Company’s total 2007 revenues. Over 90% of revenues from medical imaging product lines relate to sales and service activities of DDD following its acquisition by the Company on August 6, 2007. In 2006 and 2005, respectively, the Company recorded revenues of approximately $0.6 million and $0.2 million from its medical imaging product lines (none of which related to service and support).

•	Gamma Cameras

Gamma cameras utilized in the process of nuclear cardiac imaging are complex mechanical and electronic devices, based on sophisticated mechanics, electrical engineering, embedded software, servo-loops, nuclear medical physics, electronic hardware and personal computer software. Through DDD, the Company develops, manufactures and sells gamma cameras as an OEM supplier, through two major industry vendors that distribute the cameras under their own brands, principally to hospitals and privately practicing cardiologists. The Company believes that DDD is currently a leading provider of gamma cameras for use in nuclear cardiac imaging.

OMS is engaged primarily in research and development of solid state gamma radiation detectors for nuclear imaging applications, based on cadmium zinc telluride crystal-growth technology.

(d)    Marketing, Sales and Support

The Company markets its products for inspection of electronic components and provides customer support through its wholly-owned subsidiaries in the United States, Europe, the Pacific Rim and Japan. Each subsidiary employs local marketing, sales and customer support personnel. Worldwide marketing efforts are coordinated by the responsible marketing managers, who are based at Company headquarters in Israel. Orbograph, utilizing Orbotech, Inc. as its distributor, markets and sells its principal products through system integrators, principally in North America, who incorporate the Company’s recognition software into the automated check processing systems utilized by banks and other financial institutions. DDD, acting as an OEM supplier, sells its gamma cameras to two major industry vendors that distribute them under their own brands, primarily in the United States.

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

At December 31, 2007, the Company employed 454 customer support personnel at 36 locations worldwide to ensure prompt and efficient service. 298 were stationed at 21 locations in the Pacific Rim, 52 at eight locations in Europe, 43 at two locations in Japan, 36 at two locations in the United States and 25 at three locations in Israel.

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

During 2007, the Company faced ongoing competition for its FPD products, causing it to experience continuing pricing pressure from customers. Developers of AOI systems in the Far East offer in-line and off-line FPD-AOI solutions that compete with the Company’s InVision, SuperVision and FPI series. Although the Company believes that its solutions compare favorably with those of its competitors, there can be no assurance that FPD manufacturers will continue to choose to purchase the Company’s products.

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

The Company also believes that in the future price will remain a principal competitive factor for its PCB and FPD products. However, other factors, including functionality and performance (e.g., speed, detection capability, ease of use, accuracy and reliability), the provision of improved products through research and development, the ability to provide a more comprehensive yield-enhancement solution, distinctive features, customer support services and customer relations will continue to be of major importance to the Company’s manufacturing customers.

Orbograph’s automatic check reading products face competition in North America from a number of other providers of so-called ‘intelligent’ character recognition solutions, some of which are larger in size and/or have more experience in the provision of such solutions than Orbograph.

DDD’s gamma cameras face potential, indirect competition from a number of other companies that currently manufacture and sell gamma cameras for use in nuclear cardiac imaging and which may, in the future, succeed in providing their products, in preference to those of DDD, to major industry vendors which market and sell gamma cameras. Some of these companies may be of significantly greater size, and/or may have access to substantially more capital and other resources, than DDD.

The Company’s competitors can be expected to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features. Maintaining the technological and other advantages of the Company’s products over those of its competitors will require a continued high level of investment by the Company in both research and development and operations. The Company believes it can maintain its competitive position by continuing to supply updated, state-of-the-art product apparatus, comprehensive post-delivery support and improved features to meet sophisticated customer needs. There can be no assurance that the Company will be able to continue to make such investments or that the Company will be able to achieve the technological advances necessary to maintain its current competitive advantages.

The Company believes that its extensive installed base and global network of sales and support offices, as well as the recognition it has attained with PCB and FPD manufacturers, banks and other financial institutions and hospitals and privately practicing cardiologists in the United States, place it in a strong competitive position with respect to its PCB, FPD, automatic check reading and gamma camera product lines, respectively.

(g)    Additional Considerations Relating to the Company’s Operations in Israel

The Company is incorporated under the laws of the State of Israel, and its headquarters and primary research and development and production facilities are located in Israel. Although virtually all of the Company’s sales are currently made to customers outside Israel, the Company is nonetheless directly influenced by political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company’s operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel. Although Israel has entered into certain agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and has been marked by frequent and continuing violence. In addition, during July and August of 2006 Israel was engaged in a war along its northern border with Lebanon, and there have recently been hostilities in and around the Gaza Strip. To date, these matters have not had any material effect on the Company’s business and results of operations, but there can be no assurance that they will not do so in the future.

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

The Company benefits from certain government programs and tax legislation, particularly as a result of the ‘Approved Enterprise’ or ‘Benefiting Enterprise’ status of substantially all of the Company’s existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an “Approved Enterprise”, a “Benefiting Enterprise” and the “Approved Enterprise Law”, respectively). Pursuant to these programs and legislation, a significant portion of the Company’s income is taxed at reduced rates. See Note 9 to the Financial Statements. To be eligible for these benefits, the Company must continue to meet certain conditions. Should the Company fail to meet such conditions in the future, these benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the “Israeli CPI”). The Company also benefits from a Government of Israel program under which it receives grants from the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel (the “OCS”) for the development of generic technologies without incurring any royalty obligations. See Item 5.C(a)—Research and Development, Patents and Licenses, etc.—Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. The Approved Enterprise Law was amended in 2005; however, these amendments do not impact the status or benefits applicable to the Company’s Approved Enterprises that were approved prior to 2005 and provide substantially similar benefits for new production facilities qualifying as Benefiting Enterprises in Israel; although they may have an adverse effect on the Company’s results of operations in the future. For further information see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Taxes on Income; and Note 9a to the Financial Statements.

The termination or curtailment of these programs or the loss or reduction of such benefits (particularly those available to the Company as a result of the Approved Enterprise or Benefiting Enterprise status of the Company’s existing facilities in Israel) could have a material adverse effect on the Company’s business, financial condition and results of operations.

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

Israel has entered into preferential trade agreements with the European Union, the United States, Canada, the European Free Trade Association and a number of other countries, and also has commercial and trade relations with other nations, including Russia and China.

4.C    Organizational Structure

Orbotech’s corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located in Yavne, Israel. Orbotech, Inc., wholly-owned by the Company, maintains its headquarters in Billerica, Massachusetts, with a regional office in Tustin, California. The Company’s European operations are coordinated from the headquarters of its wholly-owned subsidiary in Brussels, Orbotech S.A., and from regional offices in Paris, Manchester and Stuttgart. DDD operates from offices in Hoersholm, Denmark. New System operates from offices in Gorizia, Italy. Orbotech Pacific Ltd. and Orbotech Asia Ltd., also wholly-owned subsidiaries of the Company, operate through their headquarters in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in Korea, Taiwan, Singapore and China. The Company’s wholly-owned subsidiary in Japan, Orbotech Japan Ltd., maintains its headquarters in Tokyo. The Company’s principal Israeli subsidiaries are Orbograph (owned approximately 89% by the Company), the Orbotech Technology Ventures Limited Partnership (wholly-owned by the Company), of which the partners are the Company and Orbotech Technology Ventures Limited, and OMS (wholly-owned by the Company). Frontline operates from headquarters in Yavne, Israel.

4.D    Property, Plants and Equipment

The Company’s primary administrative, manufacturing, research and development, corporate sales, marketing and customer support operations are conducted in and from leased premises located in Yavne, Israel, comprising a total area of approximately 285,000 square feet with an option to lease additional space. The lease is for a ten-year period terminating in 2010, and the Company has a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 312,000 square feet of floor space, which is used primarily in connection with sales, marketing, customer support and, to a lesser extent, engineering and production operations. These leases expire on various dates up to 2016. Also, two of the Company’s European subsidiaries, Orbotech S.A. and New System, hold interests in real property which are used as their respective headquarters and manufacturing facilities.

The aggregate annual net rental for all of the Company’s facilities in and outside Israel in 2007 was approximately $6.6 million (compared to $6.2 million in 2006 and $6.2 million in 2005). For further information, see Note 7a to the Financial Statements.

The Company has invested substantial sums in improving the leased properties that it occupies in order to adapt them to its various engineering and production activities. The majority of these improvements have been integrated into the leasehold facilities. At the present time the facilities available to the Company in Yavne, Israel, are fully utilized, generally on a one shift basis, in the course of the Company’s normal operations and are considered to be adequate for such operations. The Company is not presently engaged in the construction or material expansion of any additional building at its Yavne facilities and has no present plans to relocate its facilities. The Company is not aware of any environmental issues that may affect its ability to use its facilities.

The Company has entered into negative pledge agreements with certain banks pursuant to which the Company has undertaken not to register certain charges on its assets in favor of third parties without the prior consent of such banks. See Note 7c to the Financial Statements.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

5.A    Operating Results

(a)    General

Orbotech is an Israeli corporation with three reportable operating segments: (i) Production Solutions for the Electronics Industry; (ii) Recognition Software; and (iii) Medical Imaging. The Company is principally engaged in the design, development, manufacture, marketing and/or service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products for the electronics industry are primarily AOI and process control systems, and imaging and CAM solutions, principally for application in the production of PCBs and FPDs. Through Orbograph, the Company develops and markets character recognition solutions to banks and other financial institutions and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. Through DDD and OMS, the Company is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging.

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In 2007, 2006 and 2005, revenues derived from sales of products constituted approximately 74%, 80% and 80%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During 2007, approximately 92% of revenues from both product sales and service were derived from product lines related to the Company’s yield-enhancement and production solutions for the electronics industry, and the balance from product lines related to recognition software and medical imaging. During each of 2006 and 2005, approximately 97% of revenues from both product sales and service were derived from product lines related to the Company’s production solutions for the electronics industry, and the balance principally from product lines related to recognition software. The Company expects that revenues from its products for the electronics industry will continue to account for a predominant portion of total sales and service revenues in the near future. Most of the Company’s revenues are derived from repeat sales to existing customers, and the Company expects that repeat sales will continue to account for a significant portion of such revenues in the future. See Note 13a to the Financial Statements for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

The currency of the primary economic environment in which the operations of the Company and its subsidiaries (other than DDD) are conducted is the U.S. Dollar. Virtually all of the Company’s sales are made outside Israel in non-Israeli currencies, mainly the U.S. Dollar, and most of its purchases of materials and components are made, and most marketing and service costs are incurred, outside Israel in non-Israeli currencies, primarily the U.S. Dollar. Thus, the functional currency of the Company and its subsidiaries (other than DDD) is the U.S. Dollar. The functional currency of DDD is the Euro, since virtually all of its revenues are received in Euros.

(b)    U.S. GAAP

The Company’s financial statements are prepared in accordance with U.S. GAAP. Nevertheless, having been advised by the SEC that its staff does not object to the Company’s so doing, the Company accounts for Frontline using the proportionate method of consolidation, including summarized footnote disclosures of the amounts proportionately consolidated, rather than the equity method as is called for under U.S. GAAP pursuant to Accounting Principles Board (“APB”) Opinion No. 18.

(c)    Critical Accounting Policies

To improve understanding of the Company’s financial statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies annually to ensure that the Financial Statements, which are developed on the basis of these accounting policies, provide complete, accurate and transparent information concerning the financial condition of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as at December 31, 2007, and it believes that the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date.

In preparing the Financial Statements in accordance with U.S. GAAP, the Company’s management must often make estimates and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ from those estimates. For any given individual estimate or assumption made by the Company, there may be alternative estimates or assumptions which are also reasonable. However, the Company believes that, given the facts and circumstances before it at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable judgment would cause a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity for the periods presented in the Financial Statements.

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

(i)    Revenue Recognition

The Company recognizes revenue from sale of products to end users upon delivery, provided that appropriate signed documentation of the arrangement exists, such as a signed contract, purchase order or letter of agreement, the fee is fixed or determinable and collectibility is reasonably assured. If the Company determines that any of these criteria have not been met, revenue recognition is deferred until all of these criteria have been met. The Company does not, in the normal course of business, provide a right of return to its customers.

The Company implements Emerging Issues Task Force (“EITF”) Issue 00-21, ‘Revenue Arrangements with Multiple Deliverables’, which deals with the accounting by a vendor for contractual arrangements involving multiple revenue-generating activities to be performed by it, addressing when, and if so how, an arrangement involving multiple deliverables should be divided into separate units of accounting. In such situations, revenue is recognized upon delivery of the separate elements. Multiple element arrangements are treated as follows: (a) the arrangement is divided into ‘delivered’ and ‘undelivered’ elements; (b) revenue is allocated to undelivered elements based on the fair value of each such element; and (c) the residual amounts of revenue are allocated to delivered elements. This accounting treatment is applied if the undelivered elements have value on a stand alone basis, there exists objective and reliable evidence of fair value for the undelivered elements, the arrangement does not include a general right of return with respect to delivered items and delivery or performance of undelivered items is considered probable and is substantially within the Company’s control. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

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

In circumstances where the product has been delivered but revenue deferred pending acceptance, principally in the case of newly developed products, the Company records the net proceeds it has received as a current liability under deferred income. The deferred income balance equals the amount of deferred product revenue that has been received less the cost of the delivered products. The cost of the delivered products is offset from deferred revenue, and not presented as inventory—finished products, since title passes to the customer upon delivery. Upon acceptance the related deferred income is recognized.

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

The Company may incur additional tax liability in the event of distribution of tax-exempt income. The Company intends permanently to reinvest the amounts of tax-exempt income of its Approved Enterprises and Benefiting Enterprises and does not intend to cause dividends to be distributed from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income as the undistributed tax-exempt income is essentially permanent in duration. In April 2005, substantive amendments to the Approved Enterprise Law came into effect, which revised the criteria for investments qualified to receive tax benefits. These amendments do not apply to investment programs approved prior to January 1, 2005. Under the law as amended, eligible investment programs of the type in which the Company has participated in the past will now qualify for substantially similar benefits as a Benefiting Enterprise, to which the Company will be entitled subject to meeting certain criteria. This replaced the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel. As a result of these amendments, future tax-exempt income generated from Benefiting Enterprises under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes. Therefore, the

Company may be required to record deferred tax liability with respect to such tax-exempt income, which would have an adverse effect on its results of operations. Since the Company will not be eligible to apply for Benefiting Enterprise status for its production facilities prior to the end of 2008, it has not recorded any such deferred tax liability in its consolidated financial statements for 2007.

(vi)    Amortization of Intangible Assets

Goodwill is not amortized but rather tested for impairment annually. The Company has identified its various reporting units, which consist of its operating segments, and has performed the necessary allocations of its intangible assets between goodwill and other intangible assets, mainly intellectual property. Changes in the fair value of the reporting units following material changes in the assumptions as to the future cash flows and/or discount rates could result in an unexpected impairment charge to goodwill. The Company performs its annual goodwill impairment test on September 30 of each year. On September 30, 2007, an impairment test was conducted on the unamortized goodwill, which led to the conclusion that the carrying value of goodwill allocated to OMS exceeded its fair value, and as a result goodwill in the amount of $3.4 million was written-off.

During 2007 the Company recorded a large increase to goodwill balance due to the acquisition of New System and DDD. As at December 31, 2007, after giving effect to the write-off of the goodwill of OMS, the Company’s goodwill of approximately $37.8 million was allocated as follows: approximately $19.7 million to the Production Solutions for the Electronics Industry segment and the balance of $18.1 million to the Medical Imaging segment, which includes DDD and OMS.

The Company’s acquired intangible assets other than goodwill, comprised primarily of intellectual property, are being amortized on a straight-line basis over a period of five years, based on past experience. If an event or a change in circumstances (such as a significant industry downturn, a significant decline in the market value of the Company or significant reductions in projected future cash flows) indicates that the carrying amount of such intangible assets may not be recoverable through undiscounted future cash flows, the carrying amount of these assets will be reviewed for impairment and, if necessary, written down to their estimated fair values. As a result of such a review, intangible assets of OMS in the amount of $1.3 million were written off during 2007. At December 31, 2007, after giving effect to this write-off, other intangible assets subject to amortization were approximately $29.2 million allocated as follows: approximately $4.2 million to the Production Solutions for the Electronics Industry segment and the balance of $25.0 million to the Medical Imaging segment. The amortization expense for 2007 totaled approximately $4.7 million and is anticipated to total approximately $3.9 million for 2008. For additional information concerning the write-off and the future effect on income of amortization of intangible assets, see Notes 1i, 1j and 5 to Financial Statements.

(vii)    Share-based Compensation

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

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”). SAB 107 provides supplemental implementation guidance on FAS 123(R), including guidance on valuation methods, inventory capitalization of share-based compensation cost, income statement effects, disclosures and other issues. SAB 107 requires share-based payment to be classified in the same expense line items as cash compensation. The Company has applied the classification requirements of SAB 107 in its adoption of FAS 123(R).

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

As a result of adopting FAS 123(R), income before taxes on income and net income in 2007 were each lower by $4.5 million ($3.4 million in respect of option grants and $1.1 million in respect of restricted share awards) than if the Company had continued to account for compensation for equity awards under APB 25. The corresponding aggregate amount in 2006 was $5.3 million. Compensation expense for equity awards in 2007 was allocated as follows: $0.4 million to cost of revenues: $1.1 million to research and development costs and $3.0 million to selling, general and administrative expenses. As a result of an election under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), the Company generally will not be allowed to claim an expense for tax purposes. For further information see Item 6.E—Share Ownership—The 2000 Plan.

The unrecorded maximum compensation expense for equity awards outstanding at January 1, 2008 is estimated at approximately $7.9 million at that date (without taking into account forfeiture rates) and will be recorded in the consolidated financial statements for the following periods:

Period	Compensation Cost
($ in millions)
2008	4.6
2009	2.4
2010	0.8
2011	0.1

These amounts do not reflect the compensation cost of any awards granted commencing January 1, 2008, which will be reflected in future consolidated financial statements over the applicable vesting period in accordance with FAS 123(R).

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

(viii)    Adoption of FIN 48

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109’ (“FIN 48”). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48.

Prior to January 1, 2007, the Company provided for contingent tax liabilities in its financial statements, based on its assessments, on a case-by-case basis, as to whether the relevant tax liabilities were at least more likely than not of being realized, based on technical merits. The Company did not previously provide for interest which may be payable on such liabilities, and classified these provisions among ‘short-term liabilities’.

As a result of adopting FIN 48, as of January 1, 2007, the Company recognized a liability for unrecognized tax benefits in the amount of $896,000, representing mainly interest on contingent tax liabilities. This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the Financial Statements as a decrease in the balance of retained earnings as of January 1, 2007. In addition, pursuant to the provisions of FIN 48, on January 1, 2007, the Company reclassified its previously existing liability for unrecognized tax benefits, in the amount of $9.3 million, from current to non-current liabilities because payment is not anticipated within one year subsequent to the balance sheet date. This non-current liability is included in the consolidated balance sheet among long-term tax liabilities.

(d)    Newly Issued Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), ‘Business Combinations’ (“SFAS 141(R)”). SFAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is not permitted. The Company will be required to adopt SFAS 141(R) on January 1, 2009 in respect of business combinations entered into after that date.

In June 2007, the EITF reached a consensus on Issue No. 07-03, ‘Accounting for Nonrefundable Advance Payments for Goods or Services Received to Be Used in Future Research and Development Activities’ (“EITF 07-03”). EITF 07-03 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. The provisions of EITF 07-03 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). The provisions of EITF 07-03 are applicable for new contracts entered into on or after the effective date. Earlier application is not permitted. The Company is currently assessing the impact, if any, that EITF 07-03 may have on its results of operations and financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115’ (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at its initial application or at other specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). If the Company elects the fair value option for its existing assets and liabilities, the effect, as of the adoption date, shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently assessing the impact that SFAS 159 may have on its results of operations and financial position.

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

In June 2006, the EITF reached a consensus on Issue No. 06-01, ‘Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider’ (“EITF 06-01”). EITF 06-01 provides guidance on the accounting for consideration given to third party manufacturers or resellers of equipment which is required by the end-customer in order to utilize the service from the service provider. EITF 06-01 is effective for fiscal years beginning after June 15, 2007 (January 1, 2008, for the Company). An entity should recognize the effects of applying EITF 06-01 as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. The Company is currently assessing the impact that EITF 06-01 may have on its results of operations and financial position.

(e)    Geographical Analysis; Worldwide Economic Situation; Cost of Revenues

(i)    Geographical Analysis and Worldwide Economic Situation

The following table sets forth the Company’s sales and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2007		2006		2005
	in thousands	% of total	in thousands	% of total	in thousands	% of total
Sales
North America	$47,568	18	$39,922	12	$32,961	11
Europe	31,828	12	29,691	9	23,118	8
Japan	28,581	11	60,230	18	41,013	13
Taiwan	37,456	14	54,430	16	68,323	23
China	83,287	31	92,926	28	61,372	20
Korea	30,609	11	45,811	14	65,036	21
Far East*	4,802	2	9,084	3	8,640	3
Other	2,410	1	1,232	—	2,845	1

Total Sales	$266,541	100	$333,326	100	$303,308	100

Service
North America	$18,154	19	$16,395	20	$15,419	20
Europe	10,400	11	10,827	13	11,390	15
Japan	11,449	12	10,697	13	9,721	13
Taiwan	13,244	14	16,592	20	15,856	21
China	32,694	35	18,772	23	15,843	20
Korea	4,583	5	6,767	8	5,135	7
Far East*	2,921	3	2,810	3	2,960	4
Other	676	1	283	—	291	—

Total Service	$94,121	100	$83,143	100	$76,615	100

TOTAL	$360,662		$416,469		$379,923

*	other than Japan, Taiwan, China and Korea.

Approximately 70% of the Company’s revenues from equipment sales and service during 2007 (compared to 76% during 2006 and 77% during 2005) were derived from the Far East, including approximately 32% from revenues in China, 14% from revenues in Taiwan, 11% from revenues in Japan and 10% from revenues in Korea. Of the Company’s revenues from equipment sales and service which were derived from the Far East in 2006, approximately 27% were from China, 17% were from each of Japan and Taiwan and 13% were from Korea. In addition, virtually all of the Company’s revenues from its gamma camera products during 2007, and from its automatic check reading products during 2007 and 2006, were derived from sales in North America. The Company monitors developments, including banking and currency difficulties, in the financial markets and economies of all countries and regions in which it markets its products and their possible impact upon the Company.

During 2007, the Company recorded significantly reduced revenues from Japan, Korea and Taiwan compared with the previous year, which was principally a function of the reduced demand for the Company’s FPD-AOI systems stemming, in turn, from the substantially lower levels of capital expenditure by FPD manufacturers in those countries. The decrease in revenues from China primarily reflected lower sales of assembled PCB-AOI equipment. The increase in revenues from North America was due primarily to the inclusion, for the first time, of revenues from sales of gamma cameras by DDD, as well as to the higher revenues from Orbograph, all of which were in the United States.

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

(ii)    Cost of Revenues

	Year Ended December 31,
	2007	2006	2005
	in thousands
Cost of Products Sold
Material and subcontractors	$124,945	$142,409	$133,165
Labor costs	10,114	9,206	9,765
Overhead and other expenses	7,359	8,065	7,789

Subtotal	*142,418	159,680	150,719

Cost of Services Rendered
Materials consumed	$22,909	$19,449	$18,408
Labor costs	28,615	28,282	29,389
Overhead and other expenses	16,674	19,497	18,216

Subtotal	68,198	67,228	66,013

Total Cost of Revenues	$210,616	$226,908	$216,732

*	Excludes the write-down of inventories of $4.8 million in 2007 relating primarily to excess inventories of components for certain of the Company’s PCB products.

(f)    Effective Corporate Tax Rate

The Company’s income tax obligations consist of those of the Company in Israel and those of each of its subsidiaries in their respective taxing jurisdictions.

Beginning January 1, 2003, the Company elected to exercise the option available to it under Israeli tax laws to calculate its taxable income in Dollars so as to reduce any potential exposure based on the differential between the change in the exchange rate of the Dollar to the New Israeli Sheqel (“NIS”) and the change in the Israeli CPI. The Company is now required to notify the Israeli income tax authorities, on an annual basis, if it wishes to renew this election, as it did for each of the subsequent years, up to 2007. For as long as the Company’s taxable income is measured in Dollars, its effective tax rate will be influenced mainly by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; and (c) the portion of the Company’s income which is entitled to tax benefits due to those of its production facilities which are Approved Enterprises or Benefiting Enterprises.

The combination of the above factors produced effective tax rates of 15.5%, 12.4% and 11.4% for the years 2007, 2006 and 2005, respectively.

See Item 4.B—Business Overview—Additional Considerations Relating to the Company’s Operations in Israel; Note 9 to the Financial Statements; and Taxes on Income.

(g) Impact of Inflation and Currency Fluctuations

The Dollar cost of the Company’s operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the Dollar. The Company’s Dollar costs will increase if this ‘gap’ widens and Israeli currency is revalued or, if devalued, its devaluation rate fails to keep pace with the rate of inflation in Israel, and, conversely, the Company may benefit if Israeli currency devalues against the Dollar at a rate that exceeds the rate of inflation in Israel. In the years ended December 31, 2007, 2006, 2005, 2004 and 2003, the annual inflation rate in Israel as adjusted for the change in the rate of exchange of the Israeli currency in relation to the Dollar was 13.3%, 8.1%, (4.1)%, 2.8% and 5.7%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 3.846, NIS 4.225, NIS 4.603, NIS 4.308 and NIS 4.379, respectively. The Company experienced increases in the Dollar costs of operations in Israel in 2007, 2006, 2004 and 2003, and a decrease in 2005. The changes in the Dollar cost of the Company’s operations in Israel relate primarily to the cost of salaries in Israel, which are paid in, and constitute a substantial portion of, the Company’s expenses in NIS. These NIS related expenses constituted approximately 27%, 25% and 23% of the total expenses of the Company for 2007, 2006 and 2005, respectively. There can be no assurance that the Company will not be materially adversely affected if Israeli currency is revalued in relation to the Dollar or, if devalued, inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on March 24, 2008, was NIS 3.523 = $1.00, compared with NIS 3.846 on December 31, 2007. See Item 5.D—Trend Information.

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

(h)    Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2007	2006	2005
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	59.7	54.5	57.0

Gross profit	40.3	45.5	43.0

Operating expenses
Research and development costs:
Expenses incurred	19.7	14.9	14.9
Less—government participations	0.9	0.4	0.2

Net research and development costs	18.8	14.5	14.7

Selling, general and administrative expenses	18.6	16.6	15.6
Amortization of goodwill and other intangible assets	1.3	0.1	0.7
Restructuring costs	0.2	0.8	—
Impairment of goodwill and intellectual property	1.3	—	—

Total operating expenses	40.2	32.0	31.0

Operating income	0.1	13.5	12.0

Financial income—net	2.5	1.8	0.9
Write-down of long-term investments	1.4	—	—

Income before taxes on income	1.2	15.3	12.9

Taxes on income	0.6	1.9	1.5

Income from operations of the Company and its subsidiaries and joint venture	0.6	13.4	11.4

Share in profits (losses) of an associated company	(0.1)	(0.1)	—
Minority share in profits of consolidated subsidiary	(0.1)	(0.1)	—

Net income	0.4	13.2	11.4

(i)    Year Ended December 31, 2007 Compared To Year Ended December 31, 2006

The Company’s financial results for 2007 reflected a very challenging year, as evidenced by the reduction in revenues, gross margins and net income compared to 2006. This resulted primarily from substantially lower demand for the Company’s FPD-AOI equipment which was, in turn, a function of a cyclical downturn, commencing in the latter part of 2006 and continuing through 2007, in the capital investment expenditures of FPD manufacturers. During 2007, the Company took important steps towards implementation of its strategy of expanding its product offerings from yield-enhancement to production solutions, in particular with the significant expansion of its installed base of direct imaging systems, the acquisition of New System, an Italian manufacturer of inkjet legend printers, and through increasing its investments in internal research and development programs oriented towards production solutions. The Company also took a significant step in the implementation of its strategy for diversification into new growth areas for imaging technologies through the acquisition of DDD, a Danish manufacturer of gamma cameras for use in nuclear cardiac imaging.

Revenues in 2007 totaled $360.7 million compared with $416.5 million in 2006. This decrease of approximately 13% was due primarily to a 50% reduction in sales and service revenues from the Company’s FPD-AOI systems; however, this was partially offset by revenues from DDD and by an increase in revenues from service activities, to a record $94.1 million from the $83.2 million recorded in 2006. The increase in service income reflects the Company’s continued success in securing service contracts for its steadily increasing global installed base of bare and assembled PCB-AOI systems.

Revenues from the sale and service of PCB-related equipment decreased by 2% to $268.4 million from the $273.7 million recorded in 2006. Of these revenues, $237.0 million, representing approximately 65% of the Company’s total revenues, was attributable to sales and service of equipment for bare PCBs and $31.4 million, representing approximately 9% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs. In 2006, $234.0 million of revenues, representing approximately 56% of the Company’s total revenues, was attributable to sales and service of systems for bare PCBs and $39.7million of revenues, representing approximately 10% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs.

During 2007, the Company sold approximately 450 Discovery PCB-AOI systems. In the second quarter, the Company introduced the Ultra-Discovery system for high-end applications, which is an important addition to the Discovery series, and which marked the completion of a long-term process of migration to a unified technological system platform for all of the Company’s PCB-AOI systems. This unified platform has resulted in more reliable and easier-to-maintain systems and, in turn, has led to improved cost efficiency for the Company. The Company sold 97 Paragon direct imaging systems, constituting a significant increase from the 75 sold during 2006. The continued industry-wide acceptance of these systems has reinforced the Company’s already strong position of leadership in the provision of AOI, imaging and process control systems for use in the manufacture of bare PCBs. The Company also recorded initial sales of the Maxiprint inkjet legend printers which were developed by New System.

Revenues during the year from sales of AOI systems for assembled PCBs decreased by approximately 21% from 2006. The Company’s revenues in this area continue to be adversely affected by the strongly competitive environment, which remains fragmented and characterized by a large number of relatively small suppliers.

Revenues from the sales and service of FPD-related equipment decreased by 50% to $64.5 million from the $129.1 million recorded in 2006. These revenues were severely impacted by a temporary downturn in the highly cyclical FPD industry and the resulting delay in capital investment by LCD manufacturers, as they rescheduled ‘move in’ dates for their new fabrication facilities to mid-2008 and beyond. However, in the fourth quarter of 2007, as a result of the strong demand for panels, particularly for LCD televisions, and the stabilization of panel prices during the latter part of 2007, the Company’s LCD manufacturing customers have reportedly finalized their plans for new fabrication facilities to be constructed during 2008 and 2009. This is reflected in the Company’s strong FPD bookings for these systems during the fourth quarter of 2007, primarily by way of large orders from first-tier LCD manufacturers. The Company remains at the forefront of development and production of state-of-the-art solutions for FPD manufacturers and, through its in-line and off-line products, continues to provide comprehensive yield-enhancement inspection solutions to meet the critical needs of these customers.

Revenues from the Company’s Recognition Software segment comprising automatic check reading products increased to $16.7 million in 2007 from $13.1 million in 2006, reflecting Orbograph’s continuing successes in diversifying its product portfolio, especially its OrboCAR and Apex Key-Pay technologies, which provide a highly efficient solution to check data entry by using a combination of artificial intelligence and human intervention. Operating income from this segment increased to $4.5 million from $3.0 million in 2006.

Revenues from the Company’s Medical Imaging segment predominantly comprising gamma cameras increased to $11.1 million in 2007 from $0.6 million in 2006. This increase is comprised, almost entirely, of revenues from DDD, which was acquired in August 2007, and develops, manufactures and sells gamma cameras for use in nuclear cardiac imaging, primarily in the United States through major industry suppliers that distribute them under their own brands. The Company believes that DDD is a world leader in the provision of such products.

The decrease in the cost of products sold in 2007 of $17.3 million, or 5.6%, was principally a result of the $17.5 million decrease in expenditures on materials and components, resulting mainly from the decreased volume of products sold. Labor costs and overhead and other expenses remained stable.

During the second quarter of 2007, in connection with the introduction of the Ultra-Discovery system for high-end applications, the Company wrote-off $4.8 million of inventory primarily related to previous generation, high-end PCB products.

The cost of services rendered in 2007 increased by $1.0 million, or 1.5%, against an increase in revenues from services rendered of $11.0 million, or 13.2%. The cost of materials consumed increased by $3.5 million, reflecting the growing increased installed base of the Company’s direct imaging systems. However, this was offset by a decrease in overhead and other expenses of $2.8 million, which was a function of the more efficient utilization of the Company’s global customer support infrastructure and the increased use of regional response centers and remote diagnostics.

Gross profit for 2007 was $145.2 million, or 40.3% of revenues, compared to $189.6 million, or 45.5% of revenues, in 2006. Gross profit for 2007 from sales of equipment, excluding the inventory write-down, was $124.1 million, or 46.6% of product sales, compared to $173.7 million, or 52.1%, during 2006. The decrease in gross margins arose from the altered product mix (principally the reduced sales of FPD-AOI systems) and from the underutilization of the Company’s manufacturing capacity, as well as the first time inclusion in its results of DDD which, as an OEM, experiences substantially lower product gross margins than the Company’s products for the electronics industry. Gross profit for 2007 from services rendered was $25.9 million, or 27.5% of service revenues, compared to $15.9 million, or 19.1%, during 2006, reflecting the more efficient utilization of the Company’s global customer support infrastructure as noted above.

The increase in gross research and development expenditure, to $71.2 million in 2007 from $62.2 million in 2006, reflects the Company’s significant investment in new products and solutions for both the PCB and FPD industries, which continue to constitute the core of the Company’s business and to hold substantial opportunity. It also reflects the incorporation of the substantial research and development programs of the two companies acquired during the year, New System and DDD, which are expending significant sums on the development of inkjet printing and nuclear cardiac imaging products, respectively. During 2007, the Company received $3.2 million in Israeli Government participations in its research and development expenditures, compared to $1.7 million in 2006.

Selling, general and administrative expenses decreased by 2.8% to $67.0 million in 2007 from the $68.9 million recorded in 2006. This was partly due to a decrease of $1.1 million in the Company’s selling expenses resulting from the lower levels of revenues by the Company, and also included a decrease of $0.9 million in general and administrative expenses including bonuses, reflecting the lower level of activity and net income during 2007.

The amortization of other intangible assets during 2007 increased to $4.7 million from the $0.6 million recorded in 2006. The increase was a result of the $1.1 million amortization attributable to the allocated intangible assets arising from the acquisition of New System in May 2007, and the $3.0 million amortization attributable to the allocated intangible assets arising from the acquisition of DDD in August 2007. For further information concerning amortization expenses for 2007 and 2008, see Amortization of Intangible Assets.

In the fourth quarter of 2007 the Company incurred an impairment charge of $4.7 million relating to the goodwill and intellectual property of OMS associated with its CZT development and production business acquired in March 2005, following a determination that the carrying value of that goodwill and intellectual property exceeded its fair value.

During the fourth quarter of 2007, the Company also recorded a follow-on restructuring charge of $0.5 million in connection with its 2006 program to centralize assembled PCB research and development activities at corporate headquarters in Israel (compared to the original restructuring charge of $3.3 million in the fourth quarter of 2006). This charge is comprised of contingent payments due to certain employees who completed their outstanding obligations to the Company in December 2007. The remaining liabilities of $510,000 will be paid through the first quarter of 2008. This restructuring program resulted in an estimated $1.6 million annual cost reduction to the Company.

During 2007, the Company reported an operating loss from its Medical Imaging segment of $13.1 million based on revenues of $11.1 million, compared to an operating loss of $5.6 million in 2006 on revenues of $0.6 million. Excluding the OMS impairment and amortization charges, of $4.7 million and $0.6 million, respectively, and the $3.0 million amortization of intangible assets attributable to DDD, the operating loss for 2007 was $4.8 million, slightly less than the operating loss of $5.0 million for 2006 after excluding amortization of $0.6 million during that year. The majority of this loss was attributable to the research and development expenses of OMS, which continued to focus on improving the yield of its CZT production line.

Net financial income totaled $9.1 million in 2007, compared with $7.4 million in 2006. The increase in interest income, to $9.3 million from $9.0 million in 2006, resulted from higher average interest rates. The Company also recorded $0.9 in interest income from Coreflow Scientific Solutions Ltd. (“Coreflow”), in which the Company previously held a 30% equity interest (calculated on a fully diluted basis). The Company received repayment of $750,000 from this investment, and the outstanding loan balance of $1,050,000 at December 31, 2007 is repayable, with interest, through 2009. The Company incurred costs relating to factoring of letters of credit of approximately $1.3 million (compared to $1.1 million in 2006) and had a translation gain of $1.5 million in 2007 (compared to a loss of $0.1 million in 2006). In 2007, the Company concluded that $0.5 million of its marketable securities were other-than-temporarily impaired, and wrote down its marketable securities in that amount.

During the second quarter of 2007, the Company wrote off its $5.0 million investment in Negevtech Ltd. (“Negevtech”) a private Israeli company engaged in the development and manufacturing of products for the semiconductor industry, following a further round of financing of Negevtech in which the Company did not participate, and as a result of which the Company’s holding in Negevtech was significantly diluted.

Taxes on income in 2007 were $2.3 million, compared to a charge of $7.9 million in 2006. The Company’s effective tax rates for 2007 and 2006 were 15.5% and 12.4%, respectively. The Company did not realize any tax benefit from its $10.2 million of special charges. Generally, the Company’s effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises or Benefiting Enterprises. See Effective Corporate Tax Rate.

The share in losses of an associated company of $0.3 million in 2007, compared with a profit of $0.3 million in 2006, reflected the Company’s share in the losses of Coreflow. At December 31, 2007, the Company’s interest in Coreflow was reduced to below 20%. As a result, in 2008, the Company will account for its investment on Coreflow using the cost method.

The minority share in profits of a consolidated subsidiary of $0.4 million in 2007 reflected the 11% minority interest in Orbograph. This compared to the minority share in profits of $0.3 million in 2006.

Net income for the year ended December 31, 2007 was $1.5 million, or $0.04 per share (diluted), compared with a net income of $55.0 million, or $1.65 per share (diluted), for the year ended December 31, 2006.

(j)    Year Ended December 31, 2006 Compared To Year Ended December 31, 2005

The Company’s financial results for 2006 reflected a strong year, which was marked by record revenues and significantly increased profitability compared to 2005. This was driven principally by solid growth in the Company’s bare PCB business, which was a function of a robust global electronics industry in which new product introductions and applications led to increased capital investments. The Company’s increased bare PCB revenues also served to offset a decline during the year in its FPD business.

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

During 2006, the Company sold over 400 Discovery PCB-AOI systems, and 75 Paragon direct imaging systems. These systems are designed to respond to the increasingly specialized inspection and imaging needs of PCB manufacturers, who require high throughput and registration accuracy in their manufacturing processes to enable them to meet the challenges they face as part of the ongoing trend of increasingly sophisticated electronic devices. Their industry-wide acceptance reinforced the Company’s position of leadership in the provision of AOI and process control systems and imaging solutions for use in the manufacture of bare PCBs.

Revenues during the year from sales of AOI systems for assembled PCBs increased by approximately 24% from 2005, despite the fact that revenues were slightly lower in the second half of 2006 than the first. The Company’s main offering to the assembled PCB industry, its Symbion series of post-paste and post-reflow systems, were well received by customers since their introduction in the second quarter of 2005. The Company’s revenues in this area of its business were impacted by the strongly competitive environment, which was and remains fragmented and characterized by a large number of relatively small suppliers.

Revenues from the sale and service of FPD-related equipment decreased by 4% to $129.1 million from the $135.0 million recorded in 2005. Although consumer demand for LCD televisions remained very strong, some FPD manufacturers, out of caution and in light of a certain degree of overcapacity, delayed additional investments until industry developments became clearer. The Company maintained its position at the forefront of development and production of state-of-the-art solutions for FPD manufacturers and, through its in-line and off-line products, continued to provide comprehensive yield-enhancement systems to meet the critical needs of these customers.

Revenues from the Company’s automatic check reading products increased to $13.1 million in 2006 from $11.5 million in 2005, reflecting Orbograph’s continued successes in diversifying its product portfolio and achieving increased installations at larger banks and financial institutions.

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

The cost of services rendered in 2006 increased by $1.2 million, or 1.8%, against an increase in revenues from services rendered of $6.5 million, or 8.5%. This relatively small cost increase, comprised mainly of materials consumed, reflected the more efficient utilization of the Company’s global customer support infrastructure and was achieved despite the growth in the Company’s installed base of systems during the year.

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

The increase in gross research and development expenditure, to $62.2 million in 2006 from $56.7 million in 2005, reflected the Company’s ongoing significant investment in research and development and the high priority placed on its efforts to expand into new technologies and product areas. The expenditures during 2006 included a full year of the research and development activities of OMS, which focused on improving the yield of its CZT production line, as well as on independent development of application specific integrated circuits and digital interface electronics for the new version of its CZT detector module for use in nuclear imaging applications. This expense was principally responsible for the operating loss of $5.6 million in the Company’s Medical Imaging segment. During 2006, the Company received $1.7 million in Israeli Government participations in its research and development expenditures, compared to $1.0 million in 2005.

Selling, general and administrative expenses increased by 16% to $68.9 million in 2006 from the $59.4 million recorded in 2005. This was partly due to the higher levels of investment by the Company in its sales and marketing infrastructure in the Far East in light of the continued migration of PCB manufacturing to that region, as reflected in the significant increase in sales to China during 2006. The increase also included $3.3 million expensed as a result of the implementation of FAS 123(R) and costs related to internal control reviews. After giving effect to these expenses, selling, general and administrative expenses as a percentage of revenues was virtually unchanged from 2005. This reflected the Company’s continued efforts to leverage its global infrastructure to offset other increases in general and administrative expenses.

The amortization of other intangible assets during 2006 decreased to $0.6 million from the $2.6 million recorded in 2005.

In the fourth quarter of 2006 the Company initiated a restructuring program related to its assembled PCB product line, consisting primarily of the closure of the Company’s assembled PCB facility in Bad Pyrmont, Germany and the dismissal of 25 persons employed there. This restructuring program was designed to centralize the Company’s assembled PCB research and development activities at Company headquarters in Israel, so as to enable more efficient utilization of core research and development capabilities and, ultimately, develop new and improved solutions for its assembled PCB customers. The program resulted in total restructuring charges of $3.3 million, which were recorded in the fourth quarter of 2006. Liabilities related to the program in the amount of $241,000 were paid during the last quarter of 2006 and the remaining liabilities were paid through the second quarter of 2007. The restructuring resulted in an estimated $1.6 million annual cost reduction to the Company.

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

Taxes on income in 2006 reflected a charge of $7.9 million, compared to a charge of $5.6 million in 2005. The Company’s effective tax rates for 2006 and 2005 were 12.4% and 11.4%, respectively. Generally, the Company’s effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises or Benefiting Enterprises. See Effective Corporate Tax Rate.

The share in losses of an associated company of $0.3 million in 2006, compared with a profit of $0.1 million in 2005, reflected the Company’s share in the profits of Coreflow, in which the Company previously held a 38% equity interest (calculated on a fully diluted basis). The equity interest was reduced to approximately 30% at year-end after the Company received a repayment of $1.0 million from this investment. The minority share in profits of a consolidated subsidiary of $0.3 million in 2006 reflected the 11% minority interest in Orbograph. This compared to the minority share in profits of $0.2 million in 2005.

Net income for the year ended December 31, 2006 was $55.0 million, or $1.65 per share (diluted), compared with a net income of $43.3 million, or $1.30 per share (diluted), for the year ended December 31, 2005.

5.B    Liquidity and Capital Resources

The Company’s financial position remained strong during 2007. Cash, cash equivalents and marketable securities decreased to $206.0 million at the end of 2007 from the $269.7 million recorded a year earlier. This decrease resulted primarily from cash used in net investing and financing activities totaling $74.6 million, including an aggregate of $53.7 million (including satisfaction of net liabilities) paid in the acquisition of New System and DDD, $10.4 million in capital expenditures and $18.6 million for share repurchases. This was partially offset by the receipt of $7.9 million arising from the exercise of stock options. The Company had cash flow from operating activities of $8.3 million.

Inventories decreased to $77.6 million at December 31, 2007 from $78.3 million at December 31, 2006. Although the level of operations decreased during 2007 and finished goods inventory was $4.3 million lower, inventories used for service of systems to support the increasing global installed base of the Company’s systems increased by $1.4 million and inventories relating to the newly acquired subsidiary DDD were $3.6 million at the end of 2007. Therefore, inventories as a percentage of revenues increased to 21.5% as at December 31, 2007, compared with 18.8% as at December 31, 2006. Net trade accounts receivable rose by $8.2 million at year end, from $143.2 million to $151.4 million. The period trade receivables were outstanding (calculated by dividing trade receivables at year end into latest quarter revenues) increased to 133 days on December 31, 2007 from 126 days on December 31, 2006. The Company did not record any significant bad debts during 2007. Aggregate short-term and long-term accounts payable and accruals of $103.6 million (including a deferred tax liability of $5.2 million recorded in connection with the acquisition of DDD) increased from their December 31, 2006 levels of $102.8 million.

Capital expenditures during 2007 totaled $10.4 million compared with $8.1 million in 2006, as the Company continued to invest in leasehold improvements and in updating its management information systems.

The Company had unutilized credit lines totaling $50.0 million at December 31, 2007.

At December 31, 2007, the Company’s short-term marketable securities included approximately $38 million (currently approximately $33 million) in auction-rate securities, which are variable rate debt instruments having long-term maturity dates (typically 15 to 40 years), but whose interest rates are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. Substantially all of the Company’s auction-rate securities are backed by pools of student loans guaranteed by the United Stated Department of Education, and all are rated AAA. The Company’s intention is not to hold these securities to maturity, but rather to use the periodic auction feature to provide liquidity when available. However, these securities have recently experienced a lack of liquidity, but the Company believes that there is no credit risk attached to these investments. The Company is not aware of any material commitments for capital expenditures in the future and believes that its currently available cash and cash equivalents and funds generated from operations will be sufficient to meet its working capital requirements for the next twelve months.

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

5.C    Research and Development, Patents and Licenses, etc.

(a)    Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. As of December 31, 2007, 434 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participation in such expenditures by the Government of Israel for the periods indicated:

	Year ended December 31,
	2007	2006	2005
	(in thousands)
Internally-funded research and development expenditures	$67,923	$60,473	$55,761
Governmental participations	3,247	1,708	957

Total outlay for research and development	$71,170	$62,181	$56,718

The Government participations represent funding by the OCS through a royalty-free program for the development of generic technologies.

Israeli Government consent is required to manufacture products developed with such participations outside of Israel and to transfer to third parties know-how developed through projects in which the Government participates. Such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how.

(b)    Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. As of February 29, 2008, the Company held 78 United States patents, and approximately 90 corresponding non-United States patents, and had 47 United States patent applications, and approximately 140 non-United States patent applications, pending.

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

5.D    Trend Information

The global economy and the world’s financial markets are presently undergoing a period of heightened uncertainty. In particular, there are strong indicators that the United States and other countries are facing the prospect of an economic downturn of unknown duration and severity. It is also unclear what the effects of global imbalances will be on other economies should economic activity and consumer spending in the United States weaken. The short and long term effects of macroeconomic trends such as those currently being experienced can be critical factors in the demand for consumer end-products (in the manufacture of which the Company’s sophisticated yield-enhancing and production products are used) and, consequently, in the capital expenditure decisions taken by electronics manufacturers who purchase the Company’s products.

The global electronics industry remained relatively stable during 2007. This was reflected in the Company’s 2007 revenues from its bare PCB product lines, which were at levels similar to those recorded for 2006. The Company has continued to benefit from the trend in the electronics industry towards technological enhancements and more sophisticated electronic devices, and the resulting desire on the part of PCB manufacturers to seek more advanced inspection and production solutions. The Company’s Discovery PCB-AOI and Paragon direct imaging systems continue to offer high quality yield-enhancing and production solutions to electronics manufacturers. This has reinforced the Company’s position of leadership in the provision of AOI and process control systems and imaging solutions for use in the manufacture of bare PCBs. In addition, during 2007, the Company took further important steps in implementation of its strategy of expanding its product offerings from yield-enhancement to production solutions, in particular with the significant expansion of its installed base of direct imaging systems, the acquisition of New System, an Italian manufacturer of inkjet legend printers, and through increasing its investments in internal research and development programs oriented towards production solutions. The Company continues to experience competition in PCB-related areas, including increased competition for the Company’s direct imaging systems, particularly from suppliers in Japan. This has resulted in ongoing pricing pressure and has had the effect of lengthening the sales cycle in light of extended product evaluations. The Company expects that its first half 2008 PCB-related revenues will be adversely affected by the current economic uncertainty.

The decrease in the Company’s assembled PCB revenues in 2007 reflected the continuing strong competition among suppliers in this industry, leading in turn to strong pricing pressures on all such suppliers, including the Company, a trend which is expected to continue during 2008. The Company believes that the recognition on the part of assembly houses of the benefits of AOI, though still limited, continues to increase slowly, and the Company is developing new and improved generations of inspection solutions for PCB assembly houses.

The significant decrease in revenues from FPD-related equipment during 2007 resulted from the downturn in the cyclical FPD industry and the consequent delay in capital investment by LCD manufacturers, which commenced in late 2006 and continued through 2007. However, consumer demand for LCD wall-mounted television sets for home use was strong throughout 2007 and the first quarter of 2008, which is expected to continue at least during the remainder of this year in many major geographic areas. As a result of the strong demand for panels, particularly for LCD televisions, and the stabilization of panel prices during the latter part of 2007, the Company’s customers in the FPD industry have announced a substantial number of new fabrication facilities scheduled for construction during 2008 and 2009, and have placed orders with the Company which have resulted in record bookings for its FPD-AOI systems. However, because of construction cycles, the predominant effect on revenues from this part of the Company’s business is not expected to occur before the second half of 2008. As part of its preparation for the anticipated production required to meet these orders, the Company expects to increase its level of FPD-related inventories and production capabilities and to recruit additional staff. Depending upon the product mix, specific customer requirements (which can vary significantly from customer to customer) and method of inspection used, quarterly gross margins from the Company’s FPD-AOI systems have in the past fluctuated significantly and can be expected to do so in the future. The Company is also experiencing increasing competition for its FPD products which, in addition to potential loss of revenues, can result in pricing pressure from customers. The Company continues to invest in research and development for this important part of its business so as to be able to provide LCD manufacturers with the critical yield-enhancing solutions they are anticipated to require in future generations of fabrication facilities.

During 2007 the Company took a significant step in the implementation of its strategy for diversification into new growth areas for imaging technologies through the acquisition of DDD, a Danish manufacturer of gamma cameras for use in nuclear cardiac imaging. The Company believes that the demand for its gamma cameras should be less subject to the cyclical fluctuations which normally characterize the electronics industry. The Company’s medical imaging activities also include the business of OMS, which is engaged in continuing research and development and improving production processes for solid state gamma radiation detectors for medical nuclear imaging applications, based on its acquired CZT crystal-growth technology. Although the Company expects to reduce substantially its investment in research and development at OMS in 2008, it remains of the view that the CZT crystal growth technology being developed by OMS has the potential to play an important role in the science of medical nuclear imaging. Nevertheless, the activities of OMS represent a long-term undertaking, entailing extended research and development and involving complex operational challenges, and no assurances can be given as to whether, and if so in what time frame, significant revenues can be achieved from this project or as to its profitability.

The Company’s gross profit margins during 2007 were approximately 40%. While the Company anticipates that margins will be lower in the early part of 2008 principally due to the delivery, in the first half of the year, of a large order for eighth generation, in-line FPD-AOI systems to a major Korean FPD manufacturer, margins are expected to improve in the second half as a result of the anticipated increase in the Company’s FPD business.

The Company expects that net income will be adversely affected during 2008 as a result of higher operating costs in Israel (in Dollar terms) principally resulting from the continuing strength of the NIS against the Dollar due to the fact that approximately 25% of the total expenses of the Company are NIS related. If the representative exchange rate for converting NIS into Dollars remains at the current level of approximately NIS 3.5 to the Dollar, this would be expected to increase the cost of the Company’s operations in Israel by approximately $1.5 million per quarter, or approximately 4.5 cents per share. For information regarding historical NIS-Dollar exchange rates and the effect on the Company, see Impact of Inflation and Currency Fluctuations. In addition, during the first quarter of 2008, the Company’s investments in auction-rate securities backed by student loans (totaling approximately $33 million that were purchased in January 2008) experienced a lack of liquidity as evidenced by failed auctions which occurred in February and March 2008. This has had the effect, at least temporarily, of reducing the liquidity of a portion of the Company’s marketable securities. However, the Company believes that its currently available cash and cash equivalents and funds generated from operations will be sufficient to meet its working capital requirements for the next twelve months.

The Company remains optimistic as to the long-term demand for its principal products and is confident that its continuing emphasis on research and development, as well as its recent acquisitions, has maintained a solid foundation for future growth. Nevertheless, certain of the Company’s research and development projects are relatively high-risk in nature, and may not ultimately result in the development of products which can contribute to the Company’s revenues and/or profitability. In addition, given unsettled economic conditions worldwide and in particular geographic regions, the Company is not able to predict the duration, extent or stability of the current business and economic environment, and the Company’s ability to foresee future trends in the flow of orders (principally for its bare and assembled PCB-AOI systems) remains generally limited, as is its ability to forecast the extent to which these factors may affect its revenues, profitability and capital resources during 2008 and beyond.

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

5.F    Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2007:

	(Dollars in millions)
	Payment due
	Total	in 2008	in 2009	in 2010	After 2010
Contractual Obligations:
Operating leases	13.6	6.3	4.4	2.7	0.2
Purchase obligations	67.6	67.6	—	—	—

Total	81.2	73.9	4.4	2.7	0.2

Operating lease obligations represent commitments under various commercial facility and vehicle leases. Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business. The Company does not have outstanding any short-term or long-term indebtedness and is not a party to any capital leases.

The Company adopted FIN 48 as of January 1, 2007. The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $11.4 million at December 31, 2007. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, FIN 48 obligations are not included in the table above. The Company does not expect to make a significant tax payment related to these obligations within the next year.

5.G    Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.	Directors, Senior Management and Employees

6.A    Directors and Senior Management

As at February 29, 2008, the Directors and Executive Officers of the Company were as follows:

Name	Date of Birth	Director Since	Position with the Company
Yochai Richter (1)(2)	September 17, 1942	1992	Active Chairman of the Board of Directors
Yehudit Bronicki (3)	December 29, 1941	2000 (4)	Director
Dan Falk (1)(5)	January 12, 1945	1997	Director and Chairman of the Audit, Remuneration and Nominating Committees
Aaron (Roni) Ferber (5)(6)	March 30, 1943	2006	Director
Uzia Galil (7)	April 27, 1925	1981	Director
Dr. Jacob Richter (2)(3)	December 24, 1945	1997 (8)	Director
Eliezer Tokman (1)	May 13, 1950	2007	Director
Dr. Shimon Ullman (7)	January 28, 1948	1992	Director
Rafi Yizhar (5)(6)	April 3, 1948	2006	Director
Raanan Cohen	April 1, 1955		Chief Executive Officer
Arie Weisberg	October 19, 1950		President and Chief Operating Officer
Abraham Gross	April 29, 1951		Executive Vice President and Chief Technology Officer
Asher Levy	February 15, 1959		Executive Vice President for Business and Strategy
Amichai Steimberg	May 25, 1962		Executive Vice President and Chief Financial Officer
Adrian Auman	December 16, 1954		Corporate Vice President for Finance and Investor Relations
Michael Havin	December 14, 1958		Corporate Secretary

(1)	Class I Director. See Item 6.C(a).

(2)	Yochai Richter and Dr. Jacob Richter are brothers.

(3)	Class III Director. See Item 6.C(a).

(4)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(5)	Member of the Audit Committee of the Board of Directors of the Company (the “Audit Committee” and the “Board of Directors”, respectively), the Remuneration Committee of the Board of Directors (the “Remuneration Committee”) and the Nominating Committee of the Board of Directors (the “Nominating Committee”).

(6)	External Director.

(7)	Class II Director. See Item 6.C(a).

(8)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993.

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

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat Industries Ltd. (“Ormat”), an Israeli manufacturer and developer of renewable energy power plants, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the president and chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. (“Ormat Technologies”), a subsidiary of Ormat and a Delaware company listed on the New York Stock Exchange, and its subsidiaries. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University of Jerusalem (the “Hebrew University”), followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd., which develops and provides multimedia digital recording solutions, Attunity Ltd. (“Attunity”), which develops and provides technology solutions for integrating disparate data sources, ClickSoftware Technologies Ltd., which develops and provides field service optimization solutions, Jacada Ltd., which develops and provides software designed to improve the productivity and efficiency of users of business systems, and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Orad Hi-Tec Systems Ltd., an Israeli company, and is a member of the boards of directors of Poalim Ventures I Ltd., Dmatek Ltd. (“Dmatek”), Plastopil Hazorea Ltd., Amiad Filtration Systems Ltd. and AVT Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot.

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

Uzia Galil was the Chairman of the Board of Directors from the Company’s formation until October 1992. Mr. Galil currently serves as the chairman and chief executive officer of Uzia Initiatives and Management Ltd., an Israeli company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical informatics, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as the president and chief executive officer of Elron Electronic Industries Ltd. (“Elron”), an Israeli advanced technology holding company, where he also served as chairman of the board. From January 1981 until leaving Elron, Mr. Galil also served as chairman of the board of directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the boards of directors of Elbit Systems Ltd., a defense electronic affiliate of Elron, and all of the other private companies held in the Elron portfolio. Mr. Galil currently serves as chairman of the board of directors of Zoran Corporation, a Delaware corporation engaged in the provision of digital solutions-on-a-chip for applications in the field of consumer electronics, and as a member of the boards of directors of NetManage, Inc., a Delaware corporation engaged in host access and host integration solutions, and Partner Communications Company Ltd., an Israeli, Nasdaq-listed cellular telephone company. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil received a bachelor of science degree from the Technion and a master’s degree in electrical engineering from Purdue University. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizmann Institute of Science (the “Weizmann Institute”), an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from Ben-Gurion University of the Negev in Israel (“Ben-Gurion University”). Mr. Galil is also a recipient of the Israel Prize and was named as a Solomon Bublick Laureate by the Hebrew University.

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

Eliezer Tokman currently serves on the boards of directors of a number of privately-held companies, most of which are engaged in medical imaging, including Paieon Inc., Surgix Ltd. and Arineta Ltd. (of which he is the chairman). From 2001 to 2002 he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001 was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998 Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Dr. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute, and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Dr. Ullman was previously a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003 he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control (“PDC”) product business group of Applied Materials, Inc. (“Applied”). Dr. Ullman has been named as the 2008 recipient of the international Rumelhart award in human cognition.

Rafi Yizhar serves as a member of the board of directors of Negevtech, an Israeli company engaged in wafer inspection and yield control solutions for the semiconductor industry. Mr. Yizhar held the position of division manager in the PDC product business group of Applied during 1997 and 1998, and from 1990 to 1997 served as president and chief executive officer of Opal, Inc. (“Opal”), which was engaged in wafer metrology and process diagnostics solutions for the semiconductor industry. Prior to that, from 1988 to 1990, he was employed as manager of operations at Opal. He was among the founders of the Company, with which he was employed as manager of operations and product manager from 1981 to 1988. Before joining the Company, from 1974 to 1981, he held various product and project management positions at El-Op Ltd., an Israeli manufacturer of electro- optical systems for military and commercial applications. Mr. Yizhar holds a bachelor’s degree in mathematics and physics from the Hebrew University.

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

Asher Levy has been Executive Vice President for Business and Strategy since July 2006, prior to which he had, from November 2002 to July 2006, served as Corporate Vice President and President of the Printed Circuit Board Division. From November 2000 to October 2002 he served as the managing director of Orbotech Technology Ventures, the wholly-owned venture capital fund of the Company, and from June 1997 to July 2000 he served as the President of Orbotech Pacific Ltd. He joined Orbot in 1990, and between that time and 1997 held various managerial and marketing positions with Orbot and, following the Merger, with the Company, including vice president for sales and marketing at Orbotech, Inc. Prior to joining Orbot, Mr. Levy worked for Apple Computer, Inc. and Digital Equipment Corporation. Mr. Levy holds a bachelor’s degree in industrial engineering and management from Ben-Gurion University and a master’s degree in business administration from Tel Aviv University. He is a graduate of the advanced management program at Harvard Business School.

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

6.B    Compensation

The following table sets forth, with respect to all directors and officers of the Company as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2007:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for stock options and restricted shares
All directors and officers as a group (consisting of 17 persons, including one person who is no longer a director or officer)	$2,807,853	$395,864	$1,565,187

(a)    Remuneration of the Active Chairman of the Board of Directors

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

The Remuneration Committee, the Audit Committee, the Board of Directors and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $14,800 was paid to Mr. Richter in respect of 2007. For so long as Mr. Richter continues to be an employee of the Company he will be ineligible to participate in the 2005 Directors Plan (discussed below). In addition, as a continuing employee, Mr. Richter’s existing equity awards (which are described below under Equity Awards to Directors) will continue to vest and be exercisable on their original terms. So long as Mr. Richter remains a director of the Company, any future equity awards to him will require specific shareholder approval; however, should he cease in the future to be an employee, but remain a director, of the Company, he would become eligible for, and would participate in, the 2005 Directors Plan without the need for further shareholder approval.

(b)    Other Directors’ Remuneration

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

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”), Under the 2005 Directors Plan, each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors but not including the Chief Executive Officer or other employees of the Company (even if directors), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and restricted shares, with an aggregate value of $43,750 with respect to the Chairman of the Board of Directors (if eligible to participate in the 2005 Directors Plan), and with an aggregate value of $35,000 with respect to each other eligible director under the 2005 Directors Plan. Equity awards under the 2005 Directors Plan are apportioned at a ratio of one restricted share for every 2.5 Ordinary Shares subject to an option, and vest in full on May 31 of the calendar year following the year in which they are made. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability), any options unexercised, or restricted shares unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately.

(c)    Equity Awards to Directors

The following table sets forth information, as at February 29, 2008, concerning all unexercised options and unvested restricted shares held by directors of the Company:

	Date of award	Type of award	Exercise price per share ($)	Shares granted	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Active Chairman of the Board of Directors	Jun-26-2003	Option	16.26	50,000	50,000	0	Jun-25-2008
	Sep-26-2005	Option	23.01	27,500	13,750	13,750	Sep-25-2012
	Sep-26-2005	Restricted Shares	N/A	7,500	3,750	3,750	N/A

Each External Director	Jun-25-2006	Option	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	Option	21.77	2,270	2,270	0	Sep-5-2014
	Sep-6-2007	Restricted Shares	N/A	908	0	908	N/A

Each other Director (apart from Mr. Tokman)	Sep-26-2005	Option	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	Option	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	Option	21.77	2,270	2,270	0	Sep-5-2014
	Sep-6-2007	Restricted Shares	N/A	908	0	908	N/A

Mr. Eliezer Tokman	Sep-6-2007	Option	21.77	2,270	2,270	0	Sep-5-2014
	Sep-6-2007	Restricted Shares	N/A	908	0	908	N/A

All of the above awards are subject to the terms of the 2000 Plan and, except those to the Active Chairman of the Board of Directors, were made as part of the 2005 Directors Plan. For information concerning the method of calculation of the number of stock options and restricted shares awarded to directors under the 2005 Directors Plan, see—Other Directors’ Remuneration.

During 2007, an option to purchase a total of 12,500 Ordinary Shares, having an exercise price of $16.26 per share, was exercised by a person who was, at the time of exercise, a director of the Company, and no options to purchase Ordinary Shares held by directors terminated unexercised during the year. In addition, during 2007, a total of 9,926 restricted shares held by persons who were then directors (all of which were granted during 2005 or 2006) vested.

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

For information as to equity awards during 2007 to directors and officers as a group, see Item 6.E—Share Ownership—Certain Information Concerning Equity Awards to Directors and Officers.

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

The three classes of directors are designated Class I Directors, Class II Directors and Class III Directors. The current terms of the Class I Directors will expire at the annual general meeting of shareholders to be held in 2008, the current terms of the Class II Directors will expire at the annual general meeting of shareholders to be held in 2009 and the current terms of the Class III Directors will expire at the annual general meeting of shareholders to be held in 2010. Mr. Dan Falk, Mr. Yochai Richter and Mr. Eliezer Tokman are the current Class I Directors, Mr. Uzia Galil and Dr. Shimon Ullman are the current Class II Directors and Mrs. Yehudit Bronicki and Dr. Jacob Richter are the current Class III Directors. In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

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

Pursuant to the Companies Law, at least one of the external directors is required to have financial and accounting expertise and the other is required to have professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration these criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors. The Board of Directors has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

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

(c)    Executive Sessions

At least twice per annum the independent directors of the Company meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

6.D    Employees

As of December 31, 2007, the Company employed 1,611 people (1,596 at December 31, 2006 and 1,547 at December 31, 2005), of whom 789 were based in Israel, 450 in the Pacific Rim, 186 in Europe, 109 in Japan and 77 in the United States. Of these employees, 434 were employed in research and development, 636 in marketing, sales and service, 245 in production and 296 in management and administration.

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

Awards under the Company’s equity remuneration plans (other than to directors under the 2005 Directors Plan) usually vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Upon resignation by a grantee, options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services. In any other case (e.g. dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Ordinary Shares subject to equity awards granted under either: (i) the 1995 Plan prior to its merger into the 2000 Plan in June 2005 or (ii) the 2000 Plan, become available for purposes of future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards.

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

During 2007, options to purchase a total of 3,100 and 40,750 Ordinary Shares (having respective weighted average exercise prices of $15.33 and $40.39 per share) were exercised and cancelled, respectively, under this Plan. As of February 29, 2008, options to purchase a total of 124,500 Ordinary Shares, expiring on April 13, or September 17, 2008, and having a weighted average remaining life of 0.39 years and a weighted average exercise price of $42.99 per share, were outstanding, all of which had fully vested. No options to purchase Ordinary Shares remained available for future equity awards under the 1992 Plan.

(c)    The 2000 Plan

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

The 2000 Plan is, subject to the provisions of the Companies Law, administered by the Remuneration Committee, and is designed to enable the Company to grant options and issue shares under various and different tax regimes including, without limitation: (i) pursuant and subject to Section 102 of the Tax Ordinance or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Tax Ordinance; (iii) as ‘incentive stock options’ within the meaning of Section 422(b) of the U.S. Internal Revenue Code of 1986, as amended from time to time; (iv) as options to U.S. taxpayers which would not qualify as ‘incentive stock options’; (v) to grantees in jurisdictions other than Israel and the United States; and (vi) as restricted shares (provided that the aggregate number of restricted shares awarded (net of forfeitures, as described in the 2000 Plan) may not exceed 400,000). The 2000 Plan will terminate on June 4, 2015 (except as to option awards outstanding on that date).

During 2007, under this Plan: (i) options to purchase a total of 592,380, 483,627 and 528,000 Ordinary Shares (having respective weighted exercise prices of $21.58, $15.95 and $25.37 per share) were awarded, exercised and cancelled, respectively; and (ii) a total of 55,422 restricted shares were granted. As of February 29, 2008: (i) options to purchase a total of 2,888,472 Ordinary Shares, expiring on various dates between March 19, 2008 and February 20, 2015 and having a weighted average remaining life of 3.42 years and a weighted average exercise price of $22.33 per share, were outstanding (of which 1,413, 332 with a weighted average remaining life of 1.54 years and a weighted average exercise price of $22.77 per share had vested); (ii) 2,144,572 Ordinary Shares remained available for future equity awards; and (iii) a total of 12,076 restricted shares had been forfeited.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of restricted shares or shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee, and will continue to be entitled to do so in respect of equity awards made prior to January 1, 2003. This differs from the favorable tax benefits generally available to U.S. corporations from the exercise of non-statutory stock options under U.S. federal income tax laws.

(d)    Certain Information Concerning Equity Awards to Directors and Officers

The following table sets forth for all directors and officers of the Company as a group, including all persons who were at any time during the period indicated directors or officers of the Company, certain information in respect of both the 1992 Plan and the 2000 Plan concerning: (i) equity awards granted by the Company between January 1, 2007 and December 31, 2007; (ii) options which were exercised and paid, and restricted shares which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2007.

	Plan
	1992	2000
Equity Awards Granted:
• Number of Ordinary Shares subject to options	0	91,930
• Weighted average option exercise price per Ordinary Share	N/A	$21.68
• Year of expiration of options	N/A	2014
• Number of restricted shares	0	26,422
Options Exercised/Paid; Restricted Shares Vested:
• Number of Ordinary Shares subject to options	0	96,625
• Weighted average option exercise price per Ordinary Share	N/A	$14.82
• Restricted shares vested	N/A	17,304
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	0	30,625
• Weighted average option exercise price per Ordinary Share	N/A	$28.39
• Number of restricted shares	N/A	0
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	60,000	672,072
• Weighted average option exercise price per Ordinary Share	$36.76	$21.42
• Weighted average remaining option life (years)	0.01	3.25
• Number of restricted shares	N/A	87,676

For information as to outstanding unexercised options and unvested restricted shares held by each director of the Company, see Item 6.B—Compensation—Equity Awards to Directors.

(e)    Certain Information Concerning Ordinary Shares Owned by Directors and Officers

The following table sets forth information as of February 29, 2008, concerning the shareholdings of those directors and officers of the Company known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

Name	Number of Shares (1)	Percentage of Ordinary Shares Outstanding
• Jacob Richter	1,415,445	4.25	%(2)
• Yochai Richter	1,248,255	3.75	%(2)
• Yehudit Bronicki	2,440	(3)
• Dan Falk	10,440	(3)
• Aaron (Roni) Ferber	1,680	(3)
• Uzia Galil	12,940	(3)
• Eliezer Tokman	908	(3)
• Shimon Ullman	115,795	(3)
• Rafi Yizhar	1,680	(3)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, held by such directors and officers. Includes Ordinary Shares issued as restricted shares. For information as to outstanding equity awards to directors, see Item 6.B—Compensation.
(2)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.
(3)	Less than 1%.

Item 7.	Major Shareholders and Related Party Transactions

7.A    Major Shareholders

The following table sets forth information as of February 29, 2008 (except as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group.

Identity of Person or Group	Number of Shares (1)	Percentage of Ordinary Shares Outstanding (1)
• Artisan Partners Limited Partnership (2) 875 East Wisconsin Avenue, Suite 800 Milwaukee, Wisconsin 53202	4,765,000	14.33%
• Harris Associates L.P. (3) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	4,550,600	13.68%
• FMR LLC (4) 82 Devonshire Street Boston, Massachusetts 02109	3,035,085	9.12%
• T. Rowe Price Associates, Inc. (5) 100 E. Pratt Street Baltimore , Maryland 21202	2,247,600	6.76%
• All directors and officers as a group (consisting of 16 persons) (6)	3,310,817	9.95%

(1)	The Company had outstanding, on February 29, 2008, 33,262,503 Ordinary Shares. This number does not include a total, as at that date, of 5,157,544 Ordinary Shares, 3,012,972 of which were subject to outstanding stock options granted pursuant to the Company’s equity remuneration plans (of which 1,537,832 had vested) and 2,144,572 of which remained available for future equity awards pursuant to such plans, comprised of:

(a)	124,500 Ordinary Shares issuable pursuant to options under the 1992 Plan, all of which had fully vested; and

(b)	5,033,044 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, of which:

(i)	2,888,472 Ordinary Shares were subject to options that had been granted (of which 1,413,332 had vested); and

(ii)	2,144,572 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan.

Also does not include 1,968,972 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

(2)

As of December 31, 2007, based on a report filed with the SEC dated February 13, 2008. The report indicated shared dispositive power as to all 4,765,000 Ordinary Shares and shared voting power as to 4,258,000 of such Ordinary Shares by Artisan Partners Limited Partnership (“Artisan Partners”), Artisan Investment Corporation (“Artisan Corp.”), ZFIC, Inc. (“ZFIC”), Andrew A. Ziegler and Carlene Murphy Ziegler, and shared voting and dispositive power as to 2,582,000 of such Ordinary Shares by Artisan Funds, Inc. (“Artisan Funds”). Artisan Partners is an investment adviser registered under the Investment Advisers Act of 1940 (the “IAA”); Artisan Corp. is the General Partner of Artisan Partners; ZFIC is the sole stockholder of Artisan Corp.; Mr. Ziegler and Ms. Ziegler are the principal stockholders of ZFIC; and

Artisan Funds is an investment company registered under the Investment Company Act of 1940 (the “ICA”).
(3)	As of December 31, 2007, based on a report filed with the SEC dated February 12, 2008. The report indicated shared voting power as to all 4,550,600 Ordinary Shares, sole dispositive power as to 1,813,600 of such Ordinary Shares and shared dispositive power as to 2,737,000 of such Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner. Harris Associates L.P. serves as an investment advisor to the Harris Associates Investment Trust which, through its various series, owned 2,737,000 of such Ordinary Shares.
(4)

As of December 31, 2007, based on a report filed with the SEC dated February 13, 2008. The report indicated sole dispositive power as to all 3,035,085 Ordinary Shares by FMR LLC and by Edward C. Johnson 3rd, members of whose family may be deemed to form a controlling group with respect to FMR LLC. FMR LLC controls Fidelity Management & Research Company (“Fidelity”), an investment advisor registered under the IAA which is also a beneficial owner of all such Ordinary Shares, 2,999,985 of which are also beneficially owned by Fidelity Low Priced Stock Fund, an investment company registered under the ICA. The power to vote all such Ordinary Shares resides with the Fidelity Funds’ Boards of Trustees. Fidelity votes the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(5)	As of December 31, 2007, based on a report filed with the SEC dated February 14, 2008. The report indicated sole voting power as to 204,200 of such Ordinary Shares, and sole dispositive power as to all 2,247,600 of such Ordinary Shares, by T. Rowe Price Associates, Inc. (“TRP”), an investment advisor registered under the IAA. TRP has advised the Company that TRP expressly disclaims that it is, in fact, the beneficial owner of such Ordinary Shares.
(6)	Includes 361,492 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. Also includes 86,768 restricted shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

On February 29, 2008, there were 51 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 31,837,783 Ordinary Shares, constituting approximately 95.71% of the outstanding Ordinary Shares as at that date.

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

For information concerning the eligibility and participation of directors in the 2005 Directors Plan and information concerning unexercised options and unvested restricted shares held by directors, including awards made during 2007, see Item 6.B—Compensation—Directors Remuneration; Equity Awards to Directors.

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

8.A    Consolidated Statements and Other Financial Information

(a)    Consolidated Financial Statements

See Item 18—Financial Statements and pages F-1 through F-46.

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

From time to time, the Company is subject to various legal proceedings and claims that generally arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that any existing proceedings or claims will have a material adverse effect on its financial position or profitability. See Note 7b(ii) to the Financial Statements.

(d)    Dividend Policy

The Company does not have any current plans to pay dividends.

8.B    Significant Changes

For information as to any significant change which has occurred since the date of the annual financial statements included in this Annual Report, see Item 5.D—Trend Information.

Item 9.	The Offer and Listing

9.A    Offer and Listing Details

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The following table sets forth, in Dollars, the high and low reported sales prices of the Ordinary Shares on Nasdaq during the periods indicated.

Year	Period	High	Low
2003	Full Year	24.880	10.500
2004	Full Year	28.250	15.400
2005	Full Year	26.400	19.600
2006	Full Year	27.250	20.860
	• First Quarter	26.440	23.140
	• Second Quarter	27.250	21.770
	• Third Quarter	24.240	20.860
	• Fourth Quarter	26.240	23.490
2007	Full Year	25.670	15.200
	• First Quarter	25.670	19.910
	• Second Quarter	23.490	20.520
	• Third Quarter	23.500	18.250
	• Fourth Quarter	21.750	15.200
	• October	21.750	19.510
	• November	21.140	15.200
	• December	17.880	15.250
2008	Full Year (through March 24)	19.100	14.790
	• First Quarter (through March 24)	19.100	14.790
	• January	17.800	14.790
	• February	19.100	16.950
	• March (through March 24)	18.860	17.150

* * * * * * * * * *

On December 31, 2007, there were 52 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 31,779,460 Ordinary Shares, constituting approximately 95.73% of the outstanding Ordinary Shares as at that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes there are currently in excess of 1,650 beneficial holders of the Ordinary Shares

9.B    Plan of Distribution

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

(ii)    Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Individuals who are non-residents of Israel are subject to a graduated income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services provided in Israel. Effective January 1, 2006, upon a distribution of a dividend, other than bonus shares (stock dividends), income tax is generally withheld at the rate of 20% or 25% in case of a distribution to a ‘Substantial Shareholder’ (or 15% in the case of dividends distributed from taxable income derived from an Approved Enterprise or a Benefiting Enterprise), unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. The withheld tax is the final tax in Israel on dividends paid to non-residents who do not conduct a business in Israel. See ‘U.S.—Israel Tax Treaty’.

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

(iii)    U.S.—Israel Tax Treaty

The Treaty is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of Ordinary Shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Approved Enterprise Law, dividends distributed by an Israeli company and derived from income eligible for benefits under the Approved Enterprise Law during the applicable benefits period will generally be subject to a reduced 15% dividend withholding tax rate. The Treaty further provides that a 12.5% Israeli dividend withholding tax will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. The lower 12.5% rate applies only on dividends distributed from income not derived from an Approved Enterprise or a Benefiting Enterprise in the applicable period and does not apply if the company has certain amounts of passive income.

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

(iv)    Passive Foreign Investment Company

A ‘passive foreign investment company’ (“PFIC”) is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Company believes that it is not and has not been a PFIC for U.S. federal income tax purposes for taxable years through 2007, and the Company expects that it will not become a PFIC for taxable years after 2007. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company’s income if a qualified electing fund election has been made; or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain ‘excess distributions’ (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, individual U.S. Shareholders will not be eligible for the 15% maximum tax rate on dividends described above.

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

The Company’s derivative transactions in 2007 were executed through Israeli banks. The Company believes that the credit risk of such institutions is minimal.

(b) Exchange Rate Risk Management

Since the Company’s functional currency and that of its subsidiaries (except for DDD) is the Dollar, the Company, including through its subsidiaries, protects itself against exposure arising from the difference between assets and liabilities in each currency other than the Dollar (“Balance Sheet Exposure”). The majority of the Balance Sheet Exposure in such subsidiaries is in Japanese Yen, Euros, Chinese RMB and NIS.

The Company endeavors to limit its exposure through ‘natural’ hedging, i.e., by attempting to maintain a similar level of assets and liabilities in any given currency. The remaining exposure that is not set off ‘naturally’ is limited by the use of derivative instruments. To the extent possible, this is also done on a consolidated basis.

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as at December 31, 2007 (at fair value—as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions).

	Euro	Japanese Yen	Chinese RMB	Other Far Eastern Currencies**	NIS	Total
Israel*					(7.3)	(7.3)
Europe*	20.1					20.1
Japan*		30.5				30.5
China*			16.3			16.3
Pacific Rim*				8.3		8.3

Total	20.1	30.5	16.3	8.3	(7.3)	67.9

*	Maturing in 2008.
**	Includes Korean won and Taiwanese dollar.

Explanatory notes:

(1)	Total exposure is the sum of the absolute value figures.

(2)	The data presented in the table reflect the exposure after taking into account the effect of the ‘natural’ hedging.

The table below details the hedging acquired in forward exchange contracts in order to limit the Balance Sheet Exposure. The data are as at December 31, 2007 as recorded in the Company’s financial records and are presented in Dollar equivalent terms (in millions).

	Euro	Chinese RMB	Korean Won	Taiwanese Dollar	Japanese Yen	NIS	Total
Israel						(23.0)	(23.0)
Europe	22.6						22.6
Japan					29.2		29.2
China		9.0					9.0
Pacific Rim			2.9	4.2			7.1

Total	22.6	9.0	2.9	4.2	29.2	(23.0)	44.9

The Company also acquired forward exchange contracts in order to limit cash flow exposures. Forward transactions are generally limited to three months (see also below).

(c)    Fair Value of Derivatives

The fair value of derivatives as of December 31, 2007, constituted an asset and a liability of approximately $1.5 million and $0.8 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d)    Interest Rate Risk Management

Substantially all of the Company’s cash and cash equivalents bear interest. The annual interest rates as of December 31, 2007 were 0.7%—7.0%. Bank deposits in the amount of $6.0 million mature in 2008. Held-to-maturity marketable securities in the amount of $40.4 million, with approximately the same aggregate fair value, consisted of a majority of non-Israeli money market instruments and debentures, which bore interest at rates of 2.875%—7.75% per annum and matured as follows: $8.0 million in 2008 and $32.4 million in 2009 through 2013 and beyond. Due to the relatively short-term maturities of the Company’s cash, deposits and securities portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

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

(b)    Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with policies or procedures may deteriorate.

The Company’s management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

Kesselman, the registered public accounting firm that audited the Financial Statements included in this Annual Report containing the disclosure required by this Item 15(b), has issued an opinion on both the Financial Statements and the Company’s internal control over financial reporting.

(c)    Attestation Report of the Registered Public Accounting Firm

See report of Kesselman included under Item 18 on page F-2.

(d)    Changes in Internal Control over Financial Reporting

There were not any changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) promulgated under the Exchange Act that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 15T.	Controls and Procedures

Not applicable to Registrant

Item 16A.	Audit Committee Financial Expert

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

The Company has adopted a code of business conduct and ethics which is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions (the “Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest; support full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with, or submits to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of the Company’s legitimate business interests. The Company encourages all of its directors, officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so. In August 2007, the Audit Committee and the Board of Directors approved amendments to the Code of Ethics that were primarily designed to enable the reporting of issues or complaints electronically via the Company’s intranet site, as well as certain technical non-substantive conforming changes.

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

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management, at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”), as well as a report regarding the extent of such services actually provided by Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, Chairman of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman and/or other member firms of PwC during 2007 were reported to, and such services and the services proposed to be provided by them during 2008 were pre-approved by, the Audit Committee, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2007 and 2006:

	Year Ended December 31,
	2007	2006
Audit fees (1)	$808,000	$488,000
Audit related fees (2)	21,000	127,000
Tax fees (3)	178,000	254,000

Total	$1,007,000	$869,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audit during 2007 of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 8, 2006, the Board of Directors approved, and the Company publicly announced, a program for the repurchase of up to 1.7 million Ordinary Shares (the “2006 Repurchase Program”). During 2006, the Company repurchased 357,475 Ordinary Shares under the 2006 Repurchase Program at an average purchase price of $25.45 per share. Repurchases during 2007 under the 2006 Repurchase Program were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 2007	281,679	23.76	281,679	1,060,846
February 2007	192,388	23.83	192,388	868,458
March 2007	249,602	20.93	249,602	618,856
August 2007	15,059	21.16	15,059	603,797
September 2007	78,571	21.55	78,571	525,226

Total	817,299	22.65	817,299	—

The 2006 Repurchase Program expired on September 30, 2007 and, as of that date, a total of 1,174,774 Ordinary Shares had been repurchased under the 2006 Repurchase Program at an average purchase price of $23.50 per share. Under Israeli law, any further repurchases of Ordinary Shares will require a new authorization by the Board of Directors.

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

Item 19.	Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text.*

(1.2)	Articles of Association reflecting amendments integrated into the text.*

(2.1)	Forms of Stock Certificates Representing Ordinary Shares.**

(4.1)	The Orbotech Ltd. Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999).**

(4.2)	The Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005).***

(4.3)	The 2005 Directors Plan.***

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

Name	Jurisdiction of Organization

• Orbotech, Inc.	U.S.A.
• Orbotech S.A.	Belgium
• Laser Imaging Systems GmbH & Co. KG	Germany
• New System Srl	Italy
• Orbotech Pacific Ltd.	Hong Kong
• Orbotech Singapore Corporation Pte. Ltd.	Singapore

Name	Jurisdiction of Organization

• Orbotech B.V.	The Netherlands
• Orbotech Asia Ltd.	Hong Kong
• Orbotech Japan Ltd.	Japan
• Orbograph Ltd. (owned approximately 89% by the Company)	Israel
• Orbotech Technology Ventures Limited Partnership, of which the partners are the Company and Orbotech Technology Ventures Limited	Israel
• Frontline P.C.B. Solutions Ltd. (owned 50% by the Company)	Israel
• Frontline P.C.B. Solutions Limited Partnership	Israel
• 3 - D Danish Diagnostic Development A/S	Denmark
• Orbotech Medical Solutions Ltd.	Israel

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15.1)	Consent of Independent Registered Public Accounting Firm.

*	Incorporated by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.
**	Incorporated by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000.
***	Incorporated by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/s/ RAANAN COHEN
Raanan Cohen Chief Executive Officer

Dated: March 28, 2008

ORBOTECH LTD.

(An Israeli Corporation)

2007 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2007 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ORBOTECH LTD.

We have audited the accompanying balance sheets of Orbotech Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s Annual Report on Internal Control over Financial Reporting’. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, except for the use of the proportionate method of consolidation, as discussed above, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

As discussed in note 1o to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes in 2007. In addition, as discussed in note 1r to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation to employees in 2006.

Tel Aviv, Israel March 28, 2008	KESSELMAN & KESSELMAN CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2007	2006
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$120,913	$187,187
Short-term bank deposits	6,000
Marketable securities	46,713	41,373
Accounts receivable:
Trade	151,173	142,444
Other	22,964	21,572
Deferred income taxes	4,317	3,369
Inventories	77,570	78,349

Total current assets	$429,650	$474,294

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	$32,410	$41,100
Other long-term investments	780	7,106
Funds in respect of employee rights upon retirement	14,099	15,617
Non-current trade receivables	231	738
Deferred income taxes	843	1,684

	$48,363	$66,245

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	$28,142	$20,124

GOODWILL	$37,803	$12,466

OTHER INTANGIBLE ASSETS, net of accumulated amortization	$29,213	$1,884

Total assets	$573,171	$575,013

/s/ YOCHAI RICHTER	)	Active Chairman of the
Yochai Richter	)	Board of Directors

/s/ RAANAN COHEN	)	Chief Executive Officer
Raanan Cohen	)

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31
	2007	2006
	U.S. dollars in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$34,405	$33,448
Deferred income	15,445	19,967
Other	37,194	49,420

Total current liabilities	$87,044	$102,835
LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT	28,610	29,762
LONG-TERM TAX LIABILITIES	16,565
COMMITMENTS AND CONTINGENT LIABILITIES

Total liabilities	$132,219	$132,597

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	$1,330	$914

SHAREHOLDERS’ EQUITY:
Share capital—ordinary shares of New Israeli Shekels (“NIS”) 0.14 nominal (par) value (“Ordinary Shares”):
Authorized:
December 31, 2007 and 2006—80,000,000 Ordinary Shares;
Issued and outstanding:
December 31, 2007—35,165,152 Ordinary Shares;
December 31, 2006—34,623,003 Ordinary Shares	$1,699	$1,680
Additional paid-in capital	144,991	132,578
Retained earnings	346,447	345,859
Accumulated other comprehensive income	3,677	7
Less—treasury shares, at cost (December 31, 2007—1,966,939 Ordinary Shares; December 31, 2006—1,143,390 Ordinary Shares)	(57,192)	(38,622)

Total shareholders’ equity	$439,622	$441,502

Total liabilities and shareholders’ equity	$573,171	$575,013

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2007	2006	2005
	U.S. dollars in thousands (except per share data)
REVENUES:
Sale of products	$266,541	$333,326	$303,308
Services rendered	94,121	83,143	76,615

	360,662	416,469	379,923

COST OF REVENUES:
Cost of products sold	142,418	159,680	150,719
Cost of services rendered	68,198	67,228	66,013
Write-down of inventories	4,821

	215,437	226,908	216,732

GROSS PROFIT	145,225	189,561	163,191

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	71,170	62,181	56,718
Less—government participations	3,247	1,708	957

NET RESEARCH AND DEVELOPMENT COSTS	67,923	60,473	55,761

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	66,989	68,942	59,389

AMORTIZATION OF OTHER INTANGIBLE ASSETS	4,728	580	2,635

RESTRUCTURING CHARGES	510	3,332

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS	4,739

OPERATING INCOME	336	56,234	45,406
FINANCIAL INCOME—net	9,110	7,404	3,503
WRITE-DOWN OF LONG-TERM INVESTMENTS	(5,000)	(205)

INCOME BEFORE TAXES ON INCOME	4,446	63,433	48,909
TAXES ON INCOME	2,280	7,893	5,598

INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	2,166	55,540	43,311
SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY	(266)	(315)	102
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(416)	(255)	(156)

NET INCOME	$1,484	$54,970	$43,257

EARNINGS PER SHARE:
Basic	$0.04	$1.66	$1.32

Diluted	$0.04	$1.65	$1.30

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE—IN THOUSANDS:
Basic	33,091	33,105	32,657

Diluted	33,190	33,399	33,338

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Retained earnings	Accumu- lated other compre- hensive income	Treasury shares	Total shareholders’ equity
	Share capital		Additional paid-in capital
	Number of shares	Amount
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2005:	32,734	$1,620	$98,352	$247,632		$(22,324)	$325,280
CHANGES DURING 2005:
Net income				43,257			43,257
Gain in respect of derivative instruments designated for cash flow hedge, net of related taxes					$83		83

Total comprehensive income							43,340

Employee stock options exercised and paid	421	15	*4,786				4,801

Compensation relating to options granted to employees and others—net			191				191

Acquisition of treasury shares						(7,224)	(7,224)

BALANCE AT DECEMBER 31, 2005	33,155	$1,635	$103,329	$290,889	$83	$(29,548)	$366,388
CHANGES DURING 2006:
Net income				54,970			54,970
Loss in respect of derivative instruments designated for cash flow hedge, net of related taxes					(83)		(83)
Net change in respect of securities available for sale					7		7

Total comprehensive income							54,894

Employee stock options exercised and paid	1,468	45	*23,910				23,955

Compensation relating to equity awards granted to employees and others—net			5,339				5,339

Acquisition of treasury shares						(9,074)	(9,074)

BALANCE AT DECEMBER 31, 2006	34,623	$1,680	$132,578	$345,859	$7	$(38,622)	$441,502
CHANGES DURING 2007:
Cumulative adjustments for uncertainty in income taxes (see note 1o)				(896)			(896)

Net income				1,484			1,484
Gain in respect of derivative instruments designated for cash flow hedge, net of related taxes					941		941
Currency translation adjustments					2,592		2,592
Net change in respect of securities available for sale					137		137

Total comprehensive income							5,154

Employee equity awards exercised and paid	542	19	*7,930				7,949

Compensation relating to equity awards granted to employees and others—net			4,483				4,483

Acquisition of treasury shares						(18,570)	(18,570)

BALANCE AT DECEMBER 31, 2007	35,165	$1,699	$144,991	$346,447	$3,677	$(57,192)	$439,622

*	Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2007	2006	2005
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,484	$54,970	$43,257
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,622	7,745	9,261
Compensation relating to equity awards granted to employees and others—net	4,483	5,339	191
Liability for employee rights upon retirement	(1,722)	3,178	1,707
Share in losses (profits) of an associated company	266	315	(102)
Minority interest in profits of subsidiary	416	255	156
Capital loss (gain) from disposal of property, plant and equipment	56	(34)	(33)
Deferred income taxes	(107)	67	4
Provision for restructuring expenses and non-cash expenses in respect of restructuring	510	3,091
Write-down of long-term investments	5,000	205
Write-down of goodwill and other intangible assets	4,739
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including non-current portion)	(3,252)	(16,194)	(13,152)
Other	(169)	(4,688)	3,048
Increase (decrease) in accounts payable and accruals:
Trade	(2,664)	(2,333)	520
Deferred income and other	(18,168)	6,390	1,880
Decrease (increase) in inventories	4,691	(7,551)	535

Net cash provided by operating activities	$8,185	$50,755	$47,272

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(10,376)	(8,142)	(7,662)
Acquisitions of subsidiaries, net of cash acquired (a)	(53,710)
Bank deposits—net	(6,000)		10,000
Marketable securities available for sale—net	9,951	(9,958)
Acquisition of marketable securities held-to-maturity	(40,610)	(50,877)	(26,270)
Other investments	797	1,000
Acquisition of business (see note 2b)			(7,084)
Redemption of marketable securities held-to-maturity	34,474	33,623	15,458
Proceeds from disposal of property, plant and equipment	20	36	124
Funds in respect of employee rights upon retirement	1,518	(243)	(634)

Net cash used in investing activities	$(63,936)	$(34,561)	$(16,068)

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Year ended December 31
	2007	2006	2005
	U.S. dollars in thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Employee stock options exercised and paid	7,949	23,955	4,801
Cost of acquisition of treasury shares	(18,570)	(9,074)	(7,224)

Net cash provided by (used in) financing activities	$(10,621)	$14,881	$(2,423)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	98

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(66,274)	31,075	28,781
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	187,187	156,112	127,331

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$120,913	$187,187	$156,112

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$1,792	$1,226	$960

Income taxes paid	$3,650	$4,562	$2,528

Income taxes refunded		$2,737	$2,562

(a) Acquisition of subsidiaries consolidated for the first time:
Working capital (excluding cash and cash equivalents)	$3,809
Property, plant and equipment	(4,929)
Long-term liabilities	570
Goodwill	(21,105)
Other intangible assets	(32,055)

	$(53,710)

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

(i)	Nature of operations

Orbotech Ltd. (the “Company”) is an Israeli corporation, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and/or service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”) and process control systems and computer aided manufacturing (“CAM”) and imaging solutions, principally for application in the production of printed circuit boards (“PCB”s) and flat panel displays (“FPD”s).

Through its subsidiary, Orbograph Ltd. (“Orbograph”), the Company develops and markets automatic check reading software to banks and other financial institutions. In addition, through its subsidiary, 3 - D Danish Diagnostic Development A/S (“DDD”), which was acquired during 2007 (see note 2c(ii)), and its subsidiary, Orbotech Medical Solutions Ltd. (“OMS”), the Company is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging.

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

The currency of the primary economic environment in which the operations of the Company and its subsidiaries (other than DDD) and joint venture are conducted is the United States dollar (the “Dollar”).

Virtually all revenues of the Company and its subsidiaries and joint venture are derived outside Israel in non-Israeli currencies, mainly the Dollar (see note 13a regarding geographical information). Most purchases of materials and components are made in Dollars or in Israeli currency under contracts linked to the Dollar. In addition, most marketing and service costs are incurred outside Israel, primarily in Dollars, through the Company’s wholly-owned non-Israeli subsidiaries. Thus, the functional currency of the Company and its subsidiaries (other than DDD) and joint venture is the Dollar.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The functional currency of DDD is the Euro, since virtually all of its revenues are received in Euros. The financial statements of DDD are included in consolidation, based on translation into Dollars in accordance with Statement of Financial Accounting Standards (“FAS”) No. 52 of the Financial Accounting Standards Board of the United States (“FASB”): assets and liabilities are translated at year-end exchange rates, while operating results items are translated at weighted average exchange rates during the consolidated period. Differences resulting from translation are presented in shareholders’ equity, under accumulated other comprehensive income.

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-or majority-owned subsidiaries.

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

d.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2007 and 2006, most of the Company’s cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. The marketable securities held by the Company are mainly highly rated corporate debentures. The Company is of the opinion that the credit risk in respect of these balances is insignificant.

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

The Company factors certain letters of credit and promissory notes resulting from sales of products. The factoring is carried out through banks. The transfer of the letters of credit and promissory notes is recorded by the

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company as a sales transaction under the provisions of FAS No. 140 of the FASB ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’. The resulting costs are charged to ‘financial income—net’, as incurred. During the years ended December 31, 2007, 2006 and 2005, respectively, the Company factored $57 million, $52 million and $63 million of letters of credit and promissory notes.

e.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components, products in process and finished products—on the moving average basis; labor and overhead—on the basis of manufacturing costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

f.	Marketable securities

Quoted corporate and government debentures and United States Treasury notes, which the Company intends to hold to maturity, are stated at amortized cost, net of write downs due to impairment (see note 12b).

Securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in shareholders’ equity until realized.

g.	Other long-term investments

One company controlled to the extent of 20% or more and which is not a subsidiary (the “Associated Company”), in the amount of $0.8 million, is accounted for by the equity method.

The Company had previously invested in three start-up companies. The investment in one start-up company was reclassified during 2007 among short-term investments, following the public issuance of that company’s shares and the Company’s determination to sell its holding. The investments in the other two start-up companies were written-off during the years 2004—2007. Write-downs of $5,000,000 and $205,000 were recorded in the years ended December 31, 2007 and 2006, respectively.

h.	Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

%
Machinery and equipment	10-20
(mainly 20)
Building	3
Office furniture and equipment	6-20
Computer equipment	20-33
Vehicles	15; 20

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

i.	Goodwill

In accordance with FAS No. 142, ‘Goodwill and Other Intangible Assets’, goodwill is not amortized, but rather tested for impairment at least annually. As at December 31, 2007, the Company’s goodwill was allocated as follows: approximately $19.7 million to the Production Solutions for the Electronics Industry segment (including approximately $10.7 million to the acquisition of New System Srl (“New System”) in 2007 (see note 2c(i))) and approximately $18.1 million to the Medical Imaging segment, following the acquisition of DDD in 2007 (see note 2c(ii)).

The Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test. Following the impairment test in 2007, the Company concluded that goodwill acquired in 2005 by OMS had been impaired, and the Company wrote-off $3.4 million of the goodwill, which was allocated to the Medical Imaging segment (see note 2(b)). No impairment resulted from the annual reviews performed in the years 2006 and 2005.

j.	Other intangible assets

Other intangible assets consist primarily of intellectual property and are being amortized over thirteen years.

k.	Impairment of long-lived assets

FAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ (“FAS 144”), requires that long-lived assets, including definite life intangible assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets (or asset group) would be written down to their estimated fair values. In the year ended December 31, 2007, the Company wrote down $1.3 million of intangible assets of OMS (see note 5).

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In circumstances where the product has been delivered but revenue deferred pending acceptance, principally in the case of newly developed products, the Company records the net proceeds it has received as deferred income. The deferred income balance equals the amount of deferred product revenue that has been received less the cost of the delivered products. The cost of the delivered products is offset from deferred revenue, and not presented as inventory—finished products, since title passes to the customer upon delivery. Upon acceptance the related deferred income is recognized.

Service revenue in respect of the Company’s products is recognized ratably over the contractual period or as services are performed.

The Company recognizes revenues net of Value Added Tax.

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

Research and development expenses, which consist mainly of labor costs, materials and subcontractors, are expensed as incurred. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred. No royalty expenses were incurred in the years ended December 31, 2007 and 2006; in the year ended December 31, 2005 royalty expenses totaled $248,000.

n.	Advertising expenses

These expenses are charged to income as incurred. Advertising expenses totaled $133,000, $163,000 and $319,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

o.	Income taxes

(i)	Deferred income taxes

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

(ii)	Uncertainty in income taxes

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109’ (“FIN 48”). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions (see note 9i).

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

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income, as ‘gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in the statement of operations among ‘financial income—net’. Changes in the fair value of other derivatives are recognized in the statement of operations among ‘financial income—net’.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item.

r.	Stock-based compensation

Prior to January 1, 2006, the Company accounted for employees’ share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25, ‘Accounting for Stock Issued to Employees’ and related interpretations. The Company disclosed pro forma information, assuming it had accounted for employees’ share-based payments using the fair value-based method defined in FAS 123, ‘Accounting for Stock-Based Compensation’ (“FAS 123”), as required.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The Company elected to adopt the modified prospective transition method permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service had not been rendered that were outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123.

Share-based employee compensation cost for the year ended December 31, 2005 was determined using the intrinsic value method. The following table illustrates the effect on net income and earnings per share assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock-based employee compensation during that year:

Year ended December 31 2005
$ in thousands (except per share data)
Net income, as reported	43,257
Deduct—stock-based employee compensation expense determined under fair value method	(6,129)

Pro forma net income	37,128

Earnings per share:
Basic—as reported	$1.32
Basic—pro forma	$1.14
Diluted—as reported	$1.30
Diluted—pro forma	$1.12

Equity awards granted to non-employees (namely, employees of Frontline and consultants) are accounted for under the provisions of FAS 123 and EITF Issue No. 96-18, ‘Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services’. The fair value of such equity awards is charged to income over the expected service period.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For information about the Company’s equity remuneration plans and assumptions used in calculating the pro forma information, see note 8b.

s.	Comprehensive income

In addition to net income, other comprehensive income includes: (i) gains or losses in respect of derivative instruments designated as cash flow hedges (see q. above), (ii) unrealized gains and losses arising from securities classified as available-for-sale (see f. above) and (iii) foreign currency translation adjustments.

t.	Earnings per share

Basic earnings per share are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted earnings per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method.

u.	Shipping and handling costs

Shipping and handling costs are classified as a component of cost of sales.

v.	Reclassifications

Certain comparative figures may have been reclassified to conform to the current year presentation.

w.	Newly issued accounting pronouncements:

(i)	In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), ‘Business Combinations’ (“SFAS 141(R)”). SFAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is not permitted. The Company will be required to adopt SFAS 141(R) on January 1, 2009 in respect of business combinations entered into after that date.

(ii)	In June 2007, the EITF reached a consensus on Issue No. 07-03, ‘Accounting for Nonrefundable Advance Payments for Goods or Services Received to Be Used in Future Research and Development Activities’ (“EITF 07-03”). EITF 07-03 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. The provisions of EITF 07-03 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). The provisions of EITF 07-03 are applicable for new contracts entered into on or after the effective date. Earlier application is not permitted. The Company is currently assessing the impact, if any, that EITF 07-03 may have on its results of operations and financial position.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii)	In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, ‘The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115’ (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at its initial application or at other specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Company). If the Company elects the fair value option for its existing assets and liabilities, the effect, as of the adoption date, shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently assessing the impact that SFAS 159 may have on its results of operations and financial position.

(iv)	In September 2006, the FASB issued FAS No. 157, ‘Fair Value Measurements’ (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements; however, it does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 (January 1, 2008, for the Company). Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any interim financial statements for any period of that fiscal year. The Company is currently evaluating the impact, if any, of the provisions of FAS 157 on its financial position and results of operations.

(v)	In June 2006, the EITF reached a consensus on Issue No. 06-01, ‘Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider’ (“EITF 06-01”). EITF 06-01 provides guidance on the accounting for consideration given to third party manufacturers or resellers of equipment which is required by the end-customer in order to utilize the service from the service provider. EITF 06-01 is effective for fiscal years beginning after June 15, 2007 (January 1, 2008, for the Company). An entity should recognize the effects of applying EITF 06-01 as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. The Company is currently assessing the impact that EITF 06-01 may have on its results of operations and financial position.

NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY AND BUSINESS ACQUISITIONS:

a.	Proportionately consolidated company

The joint venture, Frontline, an Israeli limited partnership, is owned equally by the Company and Valor Computerized Systems Ltd. and combines the former CAM operations of both companies.

The Company’s wholly-owned subsidiaries market and provide customer support in respect of Frontline’s products.

The Company’s interest in Frontline is presented in the consolidated financial statements using the proportionate method of consolidation (see note 1b). As a result, the consolidated balance sheets as of December 31, 2007 and 2006, and the consolidated statements of operations and the consolidated cash flow statements for each of the three years in the period ended December 31, 2007, reflect the assets, liabilities, operating results and cash flow components of Frontline on the basis of the Company’s percentage of holding.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following Frontline data is reflected in the Company’s consolidated financial statements on the basis of the Company’s percentage of holding:

	December 31
	2007	2006
	$ in thousands
(i) Balance sheet data:
Assets:
Current assets	3,513	3,213
Property, plant and equipment—net	158	214
Funds in respect of employee rights upon retirement	425	311

	4,096	3,738

Liabilities:
Current liabilities	583	882
Liability for employee rights upon retirement	770	626

	1,353	1,508

	Year ended December 31
	2007	2006	2005
	$ in thousands
(ii) Operating results data:
Revenues:
Sales of products	7,817	8,182	7,089
Services rendered	5,270	4,744	4,399
Cost of revenues:
Cost of products sold	(38)	(36)	(102)
Cost of services rendered	(2,027)	(1,733)	(1,998)
Research and development costs	(2,334)	(2,458)	(2,250)
Selling, general and administrative expenses	(1,708)	(1,670)	(1,529)
Financial income—net	83	21	37

Net income before taxes on income	7,063	7,050	5,646

(iii) Cash flow data:
Net cash provided by operating activities	7,024	7,109	4,701

Net cash used in investing activities	(32)	(43)	(27)

As to equity awards to employees of Frontline, see note 8b(vi)(D).

b.	Business acquired in 2005

In 2005, the Company, through OMS, acquired the business of Imarad Imaging Systems Ltd. (“Imarad”), a privately-held Israeli company which developed, manufactured and marketed high-performance, solid state gamma radiation detectors based on proprietary cadmium zinc telluride crystal-growth technology, for $7 million in cash. In addition, subject to the achievement of agreed sales milestones, which have not yet been met, the Company undertook to make payments to Imarad on sales through the end of 2008, up to a maximum of $26 million, which if paid will be recorded as additional goodwill. The acquisition was part of the implementation of the Company’s strategy of diversification into new growth areas for imaging technologies.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company accounted for the acquisition using the purchase method. A purchase price allocation was made by management in which no in-process research and development was identified. An amount of $2.9 million was allocated to intellectual property. The Company has allocated the excess of the purchase price over the aggregate of the fair value of the net intangible assets acquired ($2.9 million) and the fair value of the net tangible assets ($0.7 million), in the amount of $3.4 million, to goodwill. The results of this acquired business are consolidated as of the acquisition date. Amortization of the goodwill is a recognized expense for tax purposes. During 2007, following the annual impairment test and the determination by the Company that the carrying value of the goodwill and intellectual property of OMS exceeded its fair value, the Company wrote off the goodwill ($3.4 million) and the amortized balance of the intellectual property ($1.3 million) (see also notes 1i, 1k and 5).

c.	Businesses acquired in 2007:

(i)	In May 2007, the Company acquired New System, a privately-held Italian company that develops and markets inkjet printing solutions for the bare PCB industry. The Company paid $7.8 million to the stockholders of New System for the acquisition of all of the outstanding shares of New System. In addition, New System had approximately $9.2 million in net liabilities immediately following the acquisition (including approximately $1.4 million in stockholder loans), all of which were repaid following the closing. The Company accounted for this acquisition using the purchase method. A purchase price allocation was made by management in which no in-process research and development was identified. An amount of $5.2 million was allocated to intellectual property and $0.2 million to other intangible assets. The Company has allocated the excess of the purchase price over the aggregate of the fair value of the net intangible assets acquired ($5.4 million) and the fair value of the net tangible assets ($0.9 million), in the amount of $10.7 million, to goodwill. The results of the acquired business are consolidated as of the acquisition date. Amortization of the goodwill is a recognized expense for tax purposes.

(ii)	In August 2007, the Company acquired DDD, a privately-held Danish company that develops and manufactures gamma cameras for use in nuclear cardiac imaging. DDD is a development and supply partner to major original equipment manufacturers (OEMs) worldwide, which sell its products to privately practicing cardiologists and hospitals. The Company paid $41.3 million to the shareholders of DDD for the acquisition of all of the outstanding shares of DDD. At the time of the acquisition, DDD had $1.4 million in cash. In addition, the Company agreed to pay to the shareholders of DDD an earn-out, capped at approximately $6.5 million, based on DDD’s performance during the years 2007 and 2008. No earn-out was payable in respect of 2007. The Company accounted for this acquisition using the purchase method. A purchase price allocation was made by management in which $0.4 million was allocated to in-process research and development (which was written-off immediately), $5.1 million to technological intellectual property and $21.2 million to business-related intellectual property and a deferred tax liability of $6.7 million was recorded. The Company has allocated the excess of the purchase price over the aggregate of the fair value of the net intangible assets acquired ($20.0 million, net of applicable deferred tax liability) and the fair value of the net tangible assets ($4.2 million), in the amount of $17.1 million, to goodwill. The results of the acquired business are consolidated as of the acquisition date. Amortization of the goodwill is not a recognized expense for tax purposes.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—INVENTORIES

	December 31
	2007	2006
	$ in thousands
Components:
For manufacturing of systems*	29,920	29,260
For servicing of systems	21,733	20,370

	51,653	49,630
Work in process	5,190	3,682
Finished products	20,727	25,037

	77,570	78,349

*	The changes in the inventory obsolescence provision are as follows:

	Year ended December 31
	2007	2006	2005
	$ in thousands
Balance at beginning of year	4,079	4,079	6,744
Additional provisions made during the year	4,821
Provision utilized upon disposal of inventories	(4,620)		(2,665)

Balance at end of year	4,280	4,079	4,079

NOTE 4—PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets

Composition of assets, grouped by major classifications, is as follows:

	December 31
	2007	2006
	$ in thousands
Cost:
Machinery and equipment	27,373	20,686
Leasehold improvements	31,313	29,701
Building	7,037	987
Office furniture, equipment and computer equipment	26,450	26,386
Vehicles	503	537

	92,676	78,297
Less—accumulated depreciation and amortization	64,534	58,173

	28,142	20,124

b.	Depreciation and amortization

Depreciation and amortization expenses totaled $7,894,000, $7,165,000 and $6,626,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 5—INTANGIBLE ASSETS:

a.	Goodwill

Composition of goodwill and changes therein in the years ended December 31, 2007 and 2006, are as follows:

	December 31
	2007	2006
	$ in thousands
Balance at beginning of year	12,466	12,466
Acquisition during the year (see note 2c)	27,777
Write down during the year (see note 2b)	(3,434)
Translation differences	994

Balance at end of year	37,803	12,466

b.	Other intangible assets

The amortized balance of other identifiable intangible assets—mainly intellectual property - is composed as follows:

	December 31
	2007	2006
	$ in thousands
Original amount	47,742	15,686
Translation differences	1,305

	49,047	15,686
Less—accumulated amortization	19,834	13,802

	29,213	1,884

Amortization of other intangible assets totaled $4,728,000, $580,000 and $2,635,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

During 2007, following a determination by the Company that the carrying value of the goodwill and intellectual property of OMS exceeded its fair value, the Company wrote off $1.3 million of intellectual property which had been acquired from Imarad (see note 2b).

Estimated amortization expense for the years after 2007 is as follows:

$ in thousands
Year ending December 31:
2008	3,928
2009	3,626
2010	3,523
2011	3,522
2012-2020	14,614

29,213

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

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

Severance pay expenses were $5,804,000, $4,273,000 and $3,654,000 in the years ended December 31, 2007, 2006 and 2005, respectively. Defined contribution plan expenses were $963,000, $932,000 and $1,032,000 in the years ended December 31, 2007, 2006 and 2005, respectively. The Company expects severance pay contributions in 2008 to be approximately $4.5 million.

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

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. The lease agreements for these premises expire on various dates between 2008 and 2016.

Minimum lease commitments of the Company and its subsidiaries under the above and other operating leases, at rates in effect on December 31, 2007, were as follows:

$ in thousands
Year ending December 31:
2008	6,304
2009	4,360
2010	2,667
2011	69
2012-2016	198

13,598

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the “Israeli CPI”).

Rental expenses totaled $6,555,000, $6,225,000 and $6,195,000 in the years ended December 31, 2007, 2006 and 2005, respectively.

(ii)	Other

For information regarding commitments in respect of the business acquired in 2005 and one of the businesses acquired in 2007, see notes 2b and 2c(ii), respectively.

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

In July 2005, a complaint was filed against the Company in the district court of Tel Aviv by a competitor and its principal shareholder claiming $4 million in damages (the “Complaint”). In May 2004, the Company had filed a patent infringement suit against this competitor in the district court of Nazareth, in connection with which that court had issued a temporary injunction, also in May 2004, against this competitor. The Complaint asserts that injunction interfered with, and ultimately frustrated, the process of a public offering in which the competitor was engaged and in which the competitor’s principal shareholder proposed to sell shares of the competitor, and that they suffered damages as a result. The Company’s management believes that the Complaint is without merit. No provision has been made in respect of this claim in these financial statements.

c.	Restriction placed in respect of liabilities

As of December 31, 2007, the Company had unutilized credit lines of approximately $50 million.

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

At December 31, 2007, a total of 33,198,213 Ordinary Shares were issued and outstanding. This does not include a total of 1,966,939 Ordinary Shares held by the Company at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

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

The 1992 Plan was adopted in order to enable Israeli employees of the Company and/or of other Israeli entities in which the Company held at least a 50% equity interest at the time of award to obtain the benefit of certain provisions of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”). The 1992 Plan was valid for ten years and expired on January 22, 2002, except as to equity awards outstanding on that date. At December 31, 2007, under the 1992 Plan, options to purchase a total of 350,250 Ordinary Shares, all of which were fully vested and the last of which will expire no later than September 17, 2008, remained outstanding.

(B)	The 2000 Plan

The 2000 Plan was initially adopted to provide incentives to employees, officers, directors and/or consultants of the Company and certain other related Israeli entities by providing them with the opportunity to purchase shares of the Company. In June 2005, as part of a broad review of the Company’s long-term incentive equity compensation programs, the Board of Directors resolved, and the shareholders of the Company subsequently ratified and approved, to merge the 1995 Plan into the 2000 Plan, and to amend and restate the 2000 Plan so as to create one unified plan allowing for the granting of equity awards (consisting of stock options and restricted shares, i.e., shares allotted to, or for the benefit of, a grantee for nominal consideration subject to specified limitations as to their transferability) to directors, officers, employees and consultants of the Company, related entities in Israel (“Related Companies”) and the Company’s non-Israeli subsidiaries (“Foreign Subsidiaries”).

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result, the 2000 Plan has become the sole vehicle for all new equity awards to directors, officers, employees and consultants of the Company, Related Companies and Foreign Subsidiaries. Equity awards under the 2000 Plan are issuable in the form of restricted shares, or as options either within or outside the context of Section 102 of the Tax Ordinance, in the form of incentive stock options that comply with United States tax law or ‘nonqualified’ stock options, or otherwise. The 2000 Plan is, subject to Israeli companies law, administered by the Committee, and will expire on June 4, 2015, except as to equity awards outstanding on that date. At December 31, 2007, under the 2000 Plan, options to purchase a total of 2,941,795 Ordinary Shares (1,485,729 of which had vested) remained outstanding, a total of 164,096 restricted shares that had been granted (35,099 of which had vested) remained beneficially held by the grantees, and 2,156,539 Ordinary Shares remained available for future equity awards.

(ii)	General

The exercise price of options awarded under the 2000 Plan may not be less than 100% of the fair market value of the Ordinary Shares on the date of grant. Awards under the Company’s equity remuneration plans (other than to directors) generally vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Options awarded after June 2005 generally expire seven years from the date of grant, the maximum period under the 2000 Plan. Certain options awarded prior to that date expire between five to ten years from the date of grant. Upon resignation by a grantee, options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services. In any other case (e.g., dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Ordinary Shares subject to equity awards granted under either (i) the 1995 Plan prior to its merger into the 2000 Plan in June 2005 or (ii) the 2000 Plan, become available for future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards. Ordinary Shares issued upon the exercise of options, and restricted shares (other than certain limitations on their transferability), have the same rights as other Ordinary Shares, immediately upon allotment.

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

As a result of its election under Section 102 of the Tax Ordinance noted above, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee, and will continue to be entitled to do so in respect of equity awards made prior to January 1, 2003.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iv)	Contractual obligations

In order to satisfy its equity award-related contractual obligations upon the exercise of options, the Company generally issues new Ordinary Shares out of the authorized (registered) share capital of the Company. The Company has not in the past repurchased, nor does it expect to repurchase during 2008, Ordinary Shares to satisfy such contractual obligations.

(v)	Redesignations

In presenting data with respect to equity awards to ‘employees’ and ‘non-employees’, ‘redesignated’ represents those awards that have been redesignated during the reporting period pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company. In such cases, they are excluded from awards ‘granted’ during the reporting period but, where relevant, are included among awards ‘outstanding’ (and, to the extent vested, ‘exercisable’) at the end of the period. In presenting employee equity awards data, ‘forfeited or expired’ includes awards that have been redesignated during the reporting period pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company. Awards redesignated as ‘non-employee’ options during the reporting period are included in the calculations of weighted average exercise prices, weighted average remaining contractual terms of options outstanding (and, to the extent vested, exercisable) and aggregate intrinsic value at the end of the reporting period, but are excluded from the calculation of weighted average exercise price of options forfeited or expired during the reporting period.

(vi)	Equity awards data:

(A)	Overview

At December 31, 2007, under all of the Company’s equity remuneration plans, equity awards (comprised of stock options and restricted shares) with respect to a total of 3,456,141 Ordinary Shares were outstanding (of which 1,871,078 had vested) and 2,156,539 Ordinary Shares remained available for future equity awards.

The compensation cost charged against income for the Company’s equity remuneration plans during 2007 and 2006 was $4.5 million and $5.3 million, respectively, without any reduction in income taxes.

(B)	Valuation assumptions

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s shares. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on historical behavior of grantees. The risk-free rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant. Since the Company does not intend to distribute dividends (see notes 1o and 9a), dividend yield has been assumed to be zero.

The fair value of each restricted share awarded is determined based on the market price of the Ordinary Shares on the date of the award.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(C)	Employee equity awards:

1.	Options

	Year ended December 31, 2007
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	3,651,181	23.76
Changes during year
Granted (1)	582,880	21.59
Redesignated (2)	(96,687)
Exercised	(461,575)	15.91
Forfeited or expired	(546,247)	26.55

Outstanding at end of year	3,129,552	24.03	3.28	1,050

Exercisable at end of year	1,715,819	25.69	1.45	1,050

(1)	Including options to purchase a total of 20,430 Ordinary Shares awarded to directors of the Company, at an exercise price of $21.77 per share.
(2)	See note 8b(v) above.

The aggregate intrinsic value represents the total pretax capital gain that would have been received by the holders of all ‘in-the-money’ options had they all exercised such options and sold the underlying shares at the Company’s closing share price on December 31, 2007 (which was $17.55).

The weighted average grant date fair value of employee options awarded during the years ended December 31, 2007, 2006 and 2005 was $6.58, $8.29 and $9.40, respectively. The total intrinsic value of employee options exercised during the years ended December 31, 2007, 2006 and 2005 was $2.6 million, $10.5 million and $3.2 million, respectively.

2.	Restricted shares

	Year ended December 31, 2007
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	109,076	23.36
Changes during year
Awarded (1)	54,422	21.58
Redesignated (2)	(3,750)
Vested	(28,876)	24.27
Forfeited	(6,250)	24.22

Non-vested at end of year	124,622	23.36

(1)	Including a total of 8,172 restricted shares awarded to directors of the Company.
(2)	See note 8b(v) above.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total fair value of employee restricted shares vested during the year ended December 31, 2007 was $507,000.

3.	Black-Scholes data

In calculating the fair value of options granted to employees under share-based remuneration arrangements during 2007, 2006 and 2005, the Company used the following assumptions (see note 8b(vi)(B):

	Year ended December 31
	2007	2006	2005
Dividend yield	0%	0%	0%
Expected volatility	29%	32%	45%
Risk-free interest rate	4.25%	5.00%	3.96%
Expected life - in years	4.00	4.00	4.00

4.	Unrecognized compensation expense

At December 31, 2007, there was $6.0 million of total unrecognized compensation cost related to non-vested employee options and $1.7 million of total unrecognized compensation cost related to non-vested employee restricted shares, granted under the 2000 Plan. That cost is generally expected to be recognized over a period of four years.

(D)	Non-employee equity awards:

1.	Options

	Year ended December 31, 2007
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	103,961	24.36
Changes during year
Granted	9,500	21.08
Redesignated (1)	96,687
Exercised	(25,152)	16.68
Forfeited or expired	(22,503)	23.94

Outstanding at end of year	162,493	25.11	2.10	28

Exercisable at end of year	120,160	26.36	1.22	28

(1)	See note 8b(v) above.

The weighted average grant date fair value of non-employee options awarded during the years ended December 31, 2007, 2006 and 2005 was $6.60, $9.76 and $9.86, respectively. The total intrinsic value of non-employee options exercised during the years ended December 31, 2007, 2006 and 2005 was $0.1 million, $0.5 million and $0.1 million, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Restricted shares

	Year ended December 31, 2007
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	2,000	23.36
Changes during year
Awarded	1,000	21.65
Redesignated (1)	3,750	24.27
Vested	(2,375)	24.27

Non-vested at end of year	4,375	23.25

(1)	See note 8b(v) above.

3.	Black-Scholes data

In calculating the fair value of equity awards to non-employees under share-based remuneration arrangements during 2007, 2006 and 2005, the Company used the following assumptions (see note 8b(vi)(B)):

	Year ended December 31
	2007	2006	2005
Dividend yield	0%	0%	0%
Expected volatility	29%	32%	42%
Risk-free interest rate	3.10%	5.00%	4.00%
Expected life—in years	4.00	4.00	4.00

4.	Unrecognized compensation expense

At December 31, 2007, there was $100,000 of total unrecognized compensation cost related to non-vested non-employee options and $100,000 of total unrecognized compensation cost related to non-vested non-employee restricted shares, granted under the 2000 Plan. That cost is expected to be recognized over a period of four years.

c.	Dividends

The distribution of cash dividends in the amount of approximately $271 million out of retained earnings of approximately $346 million as of December 31, 2007 would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax (see notes 1o, 9a and 9f).

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

Income derived from approved enterprises is tax exempt for a period of two years out of the ten-year period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining eight years of benefits is taxable at the rate of 10%-25%. The period of benefits relating to the approved enterprises expires in the years 2008 through 2015.

The tax benefits in respect of part of the production facilities of the Company have expired. Consequently, the portion of taxable income to which approved enterprise benefits applied was approximately 90% in each of the years ended December 31, 2007, 2006 and 2005.

In the event of distribution of cash dividends from income which was tax exempt as above, the Company would have to pay the 10%-25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution (see f. below and note 8c).

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

In April 2005, substantive amendments to the Approved Enterprise Law came into effect, which revised the criteria for investments qualified to receive tax benefits. These amendments do not apply to investment programs approved prior to January 1, 2005. Under the law as amended, eligible investment programs of the type in which the Company has participated in the past will now qualify for substantially similar benefits as a ‘Benefiting Enterprise’ (replacing the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel), to which the Company will be entitled subject to meeting certain criteria. As a result of these amendments, tax-exempt income generated under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company elected, as from the 2003 tax year, to measure its results for tax purposes on the basis of the changes in the exchange rate of the Dollar, and was bound by this election for a period of three years through December 31, 2005. After this time it became required to notify the Israeli income tax authorities, on an annual basis, if it wishes to renew the election, as the Company did for each of the subsequent years, up to 2007. The Company’s Israeli subsidiaries have elected to measure their results for tax purposes on the basis of the changes in the Israeli CPI, and continue to do so. Under proposed legislation (which has passed a first reading in the Israeli parliament but requires additional steps for passage), the provisions of the Inflationary Adjustments Law would no longer apply to the Company in 2008 and thereafter. As a result of these developments, the Company might not be able to elect to measure its results for tax purposes on the basis of the changes in the exchange rate of the Dollar for 2008 or subsequent years.

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

Income not eligible for benefits under the Approved Enterprise Law mentioned in a. above is taxed at the regular corporate tax rate. In July 2004 and August 2005, amendments to the Tax Ordinance were enacted so as to effect a gradual reduction in the corporate tax rate from 36% to 25%. As a result of those amendments the corporate tax rates for 2005 and thereafter are as follows: 2005—34%, 2006—31%, 2007—29%, 2008—27%, 2009—26% and 2010 and beyond—25%.

(ii)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

e.	Carryforward tax losses

Carryforward tax losses totaled approximately $34.1 million at December 31, 2007, of which approximately $0.5 million will expire in 2012 and approximately $33.6 million have no expiration date. A valuation allowance in the amount of approximately $15.0 million is recorded in respect of deferred tax assets resulting from these losses (see f(1) below).

Carryforward capital losses for tax purposes totaled approximately $1 million at December 31, 2007. Such losses have no expiration date.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

f.	Deferred income taxes:

Provided in respect of the following:

	December 31
	2007	2006
	$ in thousands
Provision for vacation pay	915	735
Accrued severance pay	2,551	2,186
Carryforward tax losses	15,035	6,606
Research and development costs	4,986	4,811
Taxes on undistributed income of Israeli subsidiary	(4,021)	(2,900)
Other	332	318

	19,798	11,756
Less—valuation allowance*	14,638	6,703

	5,160	5,053

In connection with acquired company	(5,915)

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2007	2006	2005
	$ in thousands
Balance at beginning of year	6,703	11,869	7,216
Additions (reductions) during the year	1,329	(5,166)	4,653
Addition upon acquisition of New System	1,966
Other changes	4,640

Balance at end of year	14,638	6,703	11,869

Deferred taxes are included in the balance sheets as follows:

	December 31
	2007	2006
	$ in thousands
Assets:
Among current assets	4,317	3,369
Among non-current assets	843	1,684

	*5,160	*5,053

Liabilities:
Among current liabilities	700
Among non-current liabilities	5,215

	*5,915

*	Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The amount of tax that would have been payable had such exempt income earned through December 31, 2007 been distributed as dividends is approximately $34 million.

g.	Taxes on income included in the income statements:

As follows:

	Year ended December 31
	2007	2006	2005
	$ in thousands
Current:
Israeli	835	6,093	3,732
Non-Israeli	1,552	1,733	1,861

	2,387	7,826	5,593

Deferred (see f. above):
Israeli	(753)	51	(186)
Non-Israeli	646	16	191

	(107)	67	5

Total taxes on income	2,280	7,893	5,598

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations (see d(1) above), and the actual tax expense:

	Year ended December 31
	2007	2006	2005
	$ in thousands
Income before taxes on income*	4,446	63,433	48,909

Theoretical tax expense on the above amount	1,289	19,664	16,629
Less—tax benefits arising from approved enterprises	(800)	(13,733)	(6,273)

	489	5,931	10,356
Increase (decrease) in taxes resulting from:
Different tax rates applicable to non-Israeli subsidiaries	(782)	5,387	(5,533)
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes—net	1,000	683	(2,909)
Decrease in taxes resulting from utilization, in the reported year, of carryforward tax losses for which deferred taxes were not created			(600)
Other	244	1,058	(369)
Net change in valuation allowance	1,329	(5,166)	4,653

Actual tax expense	2,280	7,893	5,598

* As follows:
Taxable in Israel	(14,379)	42,045	24,023
Taxable outside Israel	18,825	21,388	24,886

	4,446	63,433	48,909

h.	Tax assessments

Final tax assessments have been received by the Company through the tax year 2003.

i.	Uncertain tax positions:

As described in note 1o above, the Company adopted the provisions of FIN 48 as of January 1, 2007. As a result of the adoption of FIN 48, as of that date the Company recognized a liability for unrecognized tax benefits in the amount of $896,000. This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the financial statements as a decrease in the balance of retained earnings as of January 1, 2007.

In addition, pursuant to the provisions of FIN 48, on January 1, 2007, the Company reclassified a liability for unrecognized tax benefits, in the amount of $9.3 million, from current to non-current liabilities because payment is not anticipated within one year subsequent to the balance sheet date. This non-current liability is included in the consolidated balance sheet among long-term tax liabilities.

In 2007 the Company recognized interest expenses related to unrecognized tax benefits in the amount of $0.1 million. As of December 31, 2007, the amount of interest accrued on the balance sheet related to unrecognized tax benefits was $1.1 million.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is a reconciliation of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the year ended on December 31, 2007 (not including interest):

$ in thousands
Balance at beginning of year	$9,250
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	1,035

Balance at end of year	$10,285

It is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, the Company does not expect the change to have a significant impact on its results of operations or financial position.

The Company files income tax returns in various jurisdictions having varying statutes of limitations. The Company and its subsidiaries in Israel have received final tax assessments through the tax year 2003. Subsidiaries outside of Israel have either received final tax assessments, or the relevant jurisdictional statute of limitations has become applicable, for the tax years 2002 through 2005.

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

As stated in note 1q, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2007 were as follows:

$ in millions
Forward exchange contracts for conversion of:
Euros into Dollars	22.6

Japanese yen into Dollars	29.2

NIS into Dollars	(23.0)

Korean won into Dollars	2.9

Taiwan dollars into Dollars	4.2

Chinese RMB into Dollars	9.0

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The terms of all of these currency derivatives are less than one year.

The following table summarizes activity in other comprehensive income related to derivatives classified as cash flow hedges held by the Company during the reported years:

	Year ended December 31
	2007	2006	2005
	$ in thousands
Balance at beginning of year		83
Unrealized gain from derivatives	1,520	1,426	1,645
Reclassifications into earnings from other comprehensive income	(576)	(1,501)	(1,552)
Tax effect	(3)	(8)	(10)

Balance at end of year	941	—	83

c.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually close or identical to their carrying amounts. The fair value of non-current trade receivables and long-term liabilities also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates. As to the fair value of held-to-maturity securities, see note 12b.

The fair value of derivatives as of December 31, 2007 constituted an asset and a liability of approximately $1,488,000 and $754,000, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

NOTE 11—MONETARY BALANCES IN NON-DOLLAR CURRENCIES

	December 31, 2007
			Other non-Dollar currencies (c)
	Israeli currency (a)
	Unlinked	Linked (b)
	$ in thousands
Assets—current	10,023	123	77,894

Liabilities—current	12,073	13,810	22,213

(a)	The above does not include balances in Israeli currency linked to the Dollar.
(b)	To the Israeli CPI.
(c)	As to hedging transactions entered into by the Company in order to maintain the Dollar value of net assets in non-Dollar currencies, see note 10.

NOTE 12—SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

Substantially all of the Company’s cash and cash equivalents bear interest. The annual interest rates as of December 31, 2007 were 0.7%-7.0%.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	Marketable securities:

(i)	Held-to-maturity securities:

At December 31, 2007 and 2006 the amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

	Amortized cost	Aggregate fair value	Unrealized Gains	Unrealized losses
	$ in thousands
December 31, 2007:
Quoted Israeli corporate debentures	8,597	8,878	281
Quoted non-Israeli corporate debentures	28,704	28,424	177	457
Israeli Government debentures	2,100	2,182	82
U.S. Treasury notes	1,000	1,001	1

	40,401	40,485	541	457

December 31, 2006:
Quoted Israeli corporate debentures	14,985	15,094	144	35
Quoted non-Israeli corporate debentures	56,434	56,387	36	83
U.S. Treasury notes	1,096	1,093		3

	72,515	72,574	180	121

It is expected that the debt securities would not be settled at a price less than the amortized cost of the investment. In 2007, the Company concluded that an amount of $0.5 million of its marketable securities was other-than-temporarily impaired, and wrote down its marketable securities in that amount. Other than the securities written-down, because the Company has the capability, and intends, to hold these investments until a recovery of fair value, which may be maturity, it does not consider any other investment in these debentures to be other-than-temporarily impaired at December 31, 2007 (see note 1f).

(ii)	Available-for-sale securities:

	Amortized cost	Unrealized gain	Estimated fair market value
	$ in thousands
Quoted Israeli corporate securities:
At December 31, 2007	328	144	472

At December 31, 2006	9,951	7	9,958

Non-Israeli auction-rate securities:
At December 31, 2007	38,250		38,250

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii)	Marketable securities

The marketable securities are presented in the balance sheets as follows:

	December 31
	2007	2006
	$ in thousands
Among current assets:
Held-to-maturity securities	7,991	31,415
Available-for-sale securities	38,722	9,958

	46,713	41,373
As long-term investments:
Held-to-maturity securities	*32,410	*41,100

	79,123	82,473

* The above securities mature as follows:
2008		16,473
2009	18,353	16,767
2010	7,554	4,959
2011	2,043	2,901
2012	888
2013 and beyond	3,572

	32,410	41,100

c.	Accounts receivable:

	December 31
	2007	2006
	$ in thousands
(i) Trade—allowance for doubtful accounts (see also note 13c(2))	6,681	6,383

(ii) Other:
Employees	1,295	1,439
Prepaid expenses	4,314	4,858
Deposits in respect of rent and other	5,225	4,573
Israeli Government departments and agencies (mainly value added tax refundable)	4,996	4,100
Advance payments to suppliers	1,489	552
Sundry	5,645	6,050

	22,964	21,572

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	Accounts payable and accruals:

	December 31
	2007	2006
	$ in thousands
(i) Deferred income:
Deferred revenue relating to warranty commitments*	15,445	19,722
Deferred service revenue		245

	15,445	19,967

*	The changes in deferred revenues relating to warranty commitments:

	Year ended December 31
	2007	2006	2005
	$ in thousands
Balance at beginning of year	19,722	18,249	17,274
Revenue recognized during the year	(22,081)	(19,701)	(17,809)
Deferred revenue relating to new sales	17,804	21,174	18,784

Balance at end of year	15,445	19,722	18,249

	December 31
	2007	2006
	$ in thousands
(ii) Other:
Employees and employee institutions	15,921	19,791
Government departments and agencies	2,079	12,507
Accrued expenses	11,646	12,219
Sundry	7,548	4,903

	37,194	49,420

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA:

a.	Segment and geographical information:

(i)	Operating segments:

(A)	General

The Company’s reportable operating segments are as follows:

1.	Production Solutions for the Electronics Industry—design, development, manufacture, marketing and/or service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry, primarily AOI and process control systems and CAM and imaging solutions principally for application in the production of PCBs and FPDs. In view of their overall inter-dependence and the similarity of their long-term economic characteristics, products and services, production processes, classes of customers and methods of distribution, all these operations have been aggregated.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Recognition Software—for the years ended December 31, 2007, 2006 and 2005, this comprises the financial data of Orbograph, which is engaged in the development and marketing of automatic check reading software to banks and other financial institutions.

3.	Medical Imaging—for the year ended December 31, 2007, this includes the financial data of DDD, which is engaged in the development, manufacture and sale of specialized products for application in nuclear imaging (see note 2(c)(ii)), and the financial data of OMS (see note 2b); for the years ended December 31, 2006 and 2005, this includes only the financial data of OMS.

(B)	Information on revenues and assets of the reportable operating segments:

1.	Measurement of revenues and assets of the operating segments:

The measurement of revenues and assets of the reportable operating segments is based on the same accounting principles applied in these financial statements.

Segment income or loss reflects the income or loss from operations of the segment and does not include financial income—net, taxes on income, share in profits (losses) of the Associated Company, minority share in profits and write-down of long-term investments since those items are not allocated to the segments.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Financial data relating to reportable operating segments:

	Production Solutions for the Electronics Industry	Recognition Software	Medical Imaging	Total
	$ in thousands
Year ended December 31, 2007:
Revenues from unaffiliated customers:
Sales of products	244,942	11,715	9,884	266,541
Services rendered	87,862	5,008	1,251	94,121

Total revenues	332,804	16,723	11,135	360,662

Operating income (loss)	8,914	4,555	(13,133)	336

Assets (at end of year)	494,151	14,858	58,222	567,231

Expenditures for segment assets	22,363	227	41,496	64,086

Depreciation and amortization	8,028	219	4,375	12,622

Year ended December 31, 2006:
Revenues from unaffiliated customers:
Sales of products	323,757	8,934	635	333,326
Services rendered	78,989	4,154		83,143

Total revenues	402,746	13,088	635	416,469

Operating income (loss)	58,822	2,974	(5,562)	56,234

Assets (at end of year)	541,453	12,803	8,598	562,854

Expenditures for segment assets	6,870	234	1,038	8,142

Depreciation and amortization	6,625	206	914	7,745

Year ended December 31, 2005:
Revenues from unaffiliated customers:
Sales of products	295,126	7,992	190	303,308
Services rendered	73,078	3,537		76,615

Total revenues	368,204	11,529	190	379,923

Operating income (loss)	45,298	2,533	(2,425)	45,406

Assets (at end of year)	458,066	9,722	7,795	475,583

Expenditures for segment assets	7,232	135	7,379	14,746

Depreciation and amortization	8,526	174	561	9,261

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31
	2007	2006	2005
	$ in thousands
Total assets of reportable segments at end of year	567,231	562,854	475,583
Assets not allocated to segments	5,940	12,159	13,659

Consolidated assets at end of year	573,171	575,013	489,242

(ii)	Geographical information:

(A)	Revenues—classified by geographical area (based on the location of customers):

Sales of products:
North America (mainly the United States)	47,568	39,922	32,961
Europe	31,828	29,691	23,118
Japan	28,581	60,230	41,013
Taiwan	37,456	54,430	68,323
China	83,287	92,926	61,372
Korea	30,609	45,811	65,036
Other Far Eastern countries	4,802	9,084	8,640
Other	2,410	1,232	2,845

Total sales of products	266,541	333,326	303,308

Services rendered:
North America (mainly the United States)	18,154	16,395	15,419
Europe	10,400	10,827	11,390
Japan	11,449	10,697	9,721
Taiwan	13,244	16,592	15,856
China	32,694	18,772	15,843
Korea	4,583	6,767	5,135
Other Far Eastern countries	2,921	2,810	2,960
Other	676	283	291

Total services rendered	94,121	83,143	76,615

	360,662	416,469	379,923

(B)	Most of the Company’s long-lived assets are located in Israel.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	Cost of revenues:

	Year ended December 31
	2007	2006	2005
	$ in thousands
1) Cost of products sold:
Materials and subcontractors	124,945	142,409	133,165
Labor costs	10,114	9,206	9,765
Overhead and other expenses	7,359	8,065	7,789

	*142,418	159,680	150,719

2) Cost of services rendered:
Materials consumed	22,909	19,449	18,408
Labor costs	28,615	28,282	29,389
Overhead and other expenses	16,674	19,497	18,216

	68,198	67,228	66,013

*	Excludes the write-down of inventories of $4.8 million in 2007 relating primarily to excess inventories of components for certain of the Company’s PCB products.

c.	Selling, general and administrative expenses:

	Year ended December 31
	2007	2006	2005
	$ in thousands
1) Comprised as follows:
Selling	46,309	47,375	42,576
General and administrative	20,680	21,567	16,813

	66,989	68,942	59,389

2) The changes in allowance for doubtful accounts are comprised as follows:
Balance at beginning of year	6,383	5,871	5,168
Increase during the year	383	651	802
Bad debt written off	(85)	(139)	(99)

Balance at end of year	6,681	6,383	5,871

d.	Restructuring costs:

The primary components of the restructuring costs are:

	Year ended December 31
	2007	2006
	$ in thousands
Costs relating to workforce reduction	510	2,804
Other costs—facility expenses		528

	510	3,332

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fourth quarter of 2006, the Company initiated a restructuring program related to its assembled PCB product line designed to centralize the Company’s assembled PCB research and development activities at Company headquarters in Israel, so as to enable more efficient utilization of core research and development capabilities and, ultimately, develop new and improved solutions for its assembled PCB customers. The program resulted in total restructuring charges of $3.8 million which were recorded in the fourth quarter of 2006 and the fourth quarter of 2007. The remaining liabilities of $510,000 will be paid through the first quarter of 2008.

The implementation of this program consisted primarily of the dismissal of 25 employees and the closure of the Company’s facilities in Bad Pyrmont, Germany. The program resulted in an estimated $1.6 million annual cost reduction to the Company.

	Year ended December 31, 2007		Balance at December 31, 2007	Year ended December 31, 2006		Balance at December 31, 2006
	Provision	Charges		Provision	Charges
	$ in thousands			$ in thousands
Costs relating to workforce reduction	510	2,614	510	2,804	190	2,614
Costs relating to consolidation of the Company’s offices		477		528	51	477

	510	3,091	510	3,332	241	3,091

e.	Financial income—net:

	Year ended December 31
	2007	2006	2005
	$ in thousands
Income:
Interest:
In respect of bank deposits and securities	9,326	9,009	5,040
Other	969	151	116
Non-Dollar transaction gains—net	1,534

	11,829	9,160	5,156

Expenses:
Interest—
Costs relating to factoring of letters of credit and promissory notes	1,346	1,058	870
Impairment of held-to-maturity securities	521
Non-Dollar transaction losses—net		95	173
Other	852	603	610

	2,719	1,756	1,653

	9,110	7,404	3,503

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

f.	Earnings per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings per share:

	Year ended December 31
	2007	2006	2005
	In thousands
Weighted average number of shares issued and outstanding (net of treasury shares)—used in computation of basic earnings per share	33,091	33,105	32,657
Add—incremental shares from assumed exercise of options	99	294	681

Weighted average number of shares used in computation of diluted earnings per share	33,190	33,399	33,338

Diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 do not reflect options for 2.4 million, 1.4 million and 2.4 million shares, respectively, due to their anti-dilutive effect.

NOTE 14—SUBSEQUENT EVENT:

During the first quarter of 2008, the Company’s investments in auction-rate securities backed by student loans (totaling approximately $33 million that were purchased in January 2008) experienced a lack of liquidity as evidenced by failed auctions which occurred in February and March 2008.