Form 20-F
period 2008-12-31
ORBOTECH LTD
filed 2009-03-27
CIK 749037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 000-12790

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

As of December 31, 2008, the Registrant had outstanding 34,106,775 Ordinary Shares1, NIS 0.14 Nominal (par) Value each.

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

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒

International Financial Reporting Standards as issued by the International Accounting Standards  Board  ☐    Other    ☐

If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statements item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

[1]

Does not include a total of 7,399,873 Ordinary Shares that were subject to equity awards granted pursuant to equity remuneration plans adopted or assumed by the Registrant, 5,396,818 of which were subject to outstanding stock options (2,652,264 of which had vested), 880,252 of which were subject to outstanding and unvested restricted stock units (“RSU”s) and 1,122,803 of which remained available for future equity awards pursuant to such plans, all as of December 31, 2008, comprised of:

(a)	4,805,811 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:

(i)	3,683,008 Ordinary Shares were subject to options that had been granted (of which 1,211,203 had vested); and

(ii)	1,122,803 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan; and

(b)	2,594,062 Ordinary Shares collectively issuable pursuant to equity awards granted by Photon Dynamics, Inc. (“PDI”) prior to the PDI acquisition under its equity remuneration plans, and which were assumed in connection with that acquisition, of which:

(i)	1,713,810 Ordinary Shares were subject to options (of which 1,441,061 had vested); and

(ii)	880,252 Ordinary Shares were subject to outstanding and unvested RSUs.

Also does not include a total of 1,983,922 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Registrant. For so long as such treasury shares are owned by the Registrant they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Registrant nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Registrant.

Introduction

This Annual Report on Form 20-F (this “Annual Report”) relates to the Ordinary Shares New Israeli Sheqels 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Annual Report, references to: (i) Orbotech Ltd. are intended to be to Orbotech Ltd. and not to any of its subsidiaries or joint venture; (ii) the Company, the Registrant or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated subsidiaries, including PDI and its subsidiaries and the joint venture, Frontline P.C.B. Solutions Limited Partnership (“Frontline”); (iii) the “PDI Acquisition” are to the acquisition on October 2, 2008 (the “PDI Closing Date”), of PDI by a subsidiary of Orbotech Ltd. pursuant to the Agreement and Plan of Merger and Reorganization, which was executed on, and dated June 26, 2008 (the “PDI Acquisition Agreement”) for an aggregate purchase price of approximately $295.8 million; and (iv) the “Financing Agreement” are to the Financing Agreement entered into and signed on July 22, 2008, between Orbotech Ltd. and Israel Discount Bank Ltd. (“IDB”), as amended by the Financing Agreement—First Amendment entered into and signed on February 22, 2009 between Orbotech Ltd. and IDB (the “Financing Agreement First Amendment”), pursuant to which Orbotech Ltd. borrowed $160 million in connection with the completion of the PDI Acquisition and has an additional $25 million credit facility available. See Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources; and Item 10—Additional Information—Material Contracts for a description of the material terms of the Financing Agreement.

This Annual Report includes industry data obtained from periodic industry publications and internal Company information, and incorporates certain statements as to competitive position that are based primarily on the Company’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information they contain has been obtained from sources believed to be reliable. Unless otherwise noted, statements as to the Company’s relative competitive position are approximated based on revenues and management estimates using the above-mentioned latest-available third-party data and internal analyses and estimates.

The results of PDI and its subsidiaries have been included in Orbotech’s financial results since the PDI Closing Date. Non-financial information presented herein, such as number of employees, patents and properties utilized by the Company in its operations, includes PDI and its subsidiaries for such information presented as of or for periods after the PDI Closing Date, but not before and does not include information as to Frontline.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”), production and process control systems for printed circuit boards (“PCB”s) and AOI, test and repair systems for flat panel displays (“FPD”s). The Company also markets computer-aided manufacturing and engineering (“CAM”) solutions for PCB production. In addition, through Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through Orbotech Medical Denmark A/S (formerly 3—D Danish Diagnostic Development A/S) (“OMD”) and Orbotech Medical Solutions Ltd. (“OMS”), is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. The Company is continuing to develop technologies for use in other applications both within and outside the electronics industry. The Company derives a significant portion of its revenues from the service and support of its products.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report contains certain forward-looking statements and information with respect to, among other things, the business, the industries in which the Company operates, the financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’ or ‘anticipates’, the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements appearing in Item 3—Key Information—Risk Factors; Item 4—Information on the Company; and Item 5—Operating and Financial Review and Prospects regarding trends in the electronics, recognition software, medical imaging and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2009 and beyond. Such statements are derived from beliefs and assumptions of the Company’s management based, in part, upon information currently available to the Company. They reflect the present views of the Company with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors that may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, cyclicality in the industries in which the Company operates, the ability of the Company to meet its liquidity needs, a sustained continuation or deterioration of the worldwide economic slowdown, the timing and strength of new product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and the other matters discussed under Item 3—Key Information—Risk Factors.

Many of the above factors are beyond the control of the Company and almost all of them are difficult or impossible to predict with accuracy. Therefore, the Company cautions each reader of this Annual Report to consider carefully these, as well as any other specific factors discussed with each forward-looking statement in this Annual Report and as may be disclosed in the Company’s future filings with the United States Securities and Exchange Commission (the “SEC”). For more information regarding the above factors and other risks, see Item 3—Key Information—Risk Factors.

To the extent that this Annual Report contains forward-looking statements (as distinct from historical information) the Company desires to take advantage of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and is therefore including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Furthermore, the Company does not assume any obligation to update any forward looking statements contained herein as a result of future events or otherwise, except as required by law.

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

3.A    Selected Financial Data

The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2008, 2007 and 2006, and the consolidated balance sheet data as of December 31, 2008 and 2007, have been derived from the audited Consolidated Financial Statements listed in Item 18 (including the notes thereto, the “Financial Statements”), which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2005 and 2004, and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004, have been derived from other audited consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth in this Item 3.A should be read in conjunction with Item 3—Key Information—Risk Factors, Item 5—Operating and Financial Review and Prospects and the Financial Statements.

Statement of Operations Data:

(in thousands except per share data and footnotes)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Revenues	$429,546	$360,662	$416,469	$379,923	$315,168
Cost of revenues:
Cost of products sold and services rendered	260,639	210,616	226,908	216,732	176,535
Write-down of inventories (1)	3,348	4,821	—	—	—
Total cost of revenues	263,987	215,437	226,908	216,732	176,535
Gross profit	165,559	145,225	189,561	163,191	138,633
Research and development costs:
Expenses incurred	79,883	71,170	62,181	56,718	49,716
Less—government participations (2)	3,281	3,247	1,708	957	1,719

Net research and development costs	76,602	67,923	60,473	55,761	47,997
Selling, general and administrative expenses	73,346	66,989	68,942	59,389	52,951
Amortization of intangible assets (3)	8,099	4,308	580	2,635	2,308
In-process research and development charges (4)	6,537	420	—	—	—
Restructuring costs (5)	8,800	510	3,332	—	—
Impairment of goodwill and other intangible assets (6)	131,663	4,739	—	—	—

Operating income (loss)	(139,488)	336	56,234	45,406	35,377
Financial income (expenses)—net (7)	(1,324)	9,110	7,404	3,503	1,252
Write-down of long-term investments (8)		(5,000)	(205)	—	(2,945)

Income (loss) before taxes on income	(140,812)	4,446	63,433	48,909	33,684
Income tax expenses (benefit)	(5,739)	2,280	7,893	5,598	4,346

Income (loss) from operations of the Company and its subsidiaries and joint venture	(135,073)	2,166	55,540	43,311	29,338
Share in profits (losses) of an associated company	—	(266)	(315)	102	196
Minority interest in profits of consolidated subsidiary	(232)	(416)	(255)	(156)	(48)

Net income (loss)	$(135,305)	$1,484	$54,970	$43,257	$29,486

Earnings (loss) per share:
basic	$(4.04)	$0.04	$1.66	$1.32	$0.91
diluted (9)	$(4.04)	$0.04	$1.65	$1.30	$0.90
Weighted average number of shares used in computation of earnings (loss) per share:
basic	33,512	33,091	33,105	32,657	32,251

diluted	33,512	33,190	33,399	33,338	32,924

Balance Sheet Data: (in thousands)

	December 31,
	2008	2007	2006	2005	2004
Working capital (10)	$165,350	$342,606	$371,459	$302,392	$264,263
Total assets	634,861	573,171	575,013	489,242	443,871
Capital stock	163,641	146,690	134,258	104,964	99,972
Shareholders’ equity	311,468	439,622	441,502	366,388	325,280

(1)	The write-downs of inventories of $3,348,000 in 2008 and $4,821,000 in 2007 primarily relate to excess inventories of components for certain of the Company’s PCB products. See Note 3 to the Financial Statements.
(2)	The Company receives funding, principally from the Israeli Government, for the development of approved projects and is not required to pay royalties on sales of products developed on the basis of such funding. See Note 1m to the Financial Statements.
(3)	The increase in amortization of intangible assets in 2008 is primarily attributable to the PDI Acquisition. Based on current factors, estimated amortization expense associated with intangible assets for 2009 is $20,099,000. See Note 5b to the Financial Statements.
(4)	In-process research and development charges in 2008 were associated with the PDI Acquisition; and in 2007 were associated with the acquisition of OMD. See Note 2 to the Financial Statements.
(5)	The restructuring charges of $8,800,000 in 2008, $510,000 in 2007 and $3,332,000 in 2006, relate to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure. See Note 13e to the Financial Statements.
(6)	The impairment charge of $131,663,000 in 2008 is comprised of: a write-off of $87,977,000 of goodwill associated with the Company’s FPD business; a write-down of $38,295,000 of the goodwill and intellectual property of OMD; and a write-off of $5,391,000 of goodwill associated with the Company’s assembled PCB business. The impairment charge of $4,739,000 in 2007 relates to a write-off of the goodwill and intellectual property of OMS. See Notes 1i, 1j and 5 to the Financial Statements.
(7)	Includes interest income from cash used in connection with the completion of the PDI Acquisition and interest expense associated with $160,000,000 borrowed under the Financing Agreement to complete the PDI Acquisition for the period after the PDI Closing Date. Orbotech’s estimated additional interest expense due to: (i) the $160,000,000 borrowing in connection with the PDI Acquisition; and (ii) the add-back of interest income on Orbotech’s cash, cash equivalents and marketable securities used as cash consideration in the PDI Acquisition, would have resulted in $6,000,000 of additional interest expense in 2008 (based on the applicable interest at December 31, 2008) and a reduction in interest income of $2,200,000. See Notes 2b and 13f to the Financial Statements.
(8)	The write-downs of long-term investments of $5,000,000 in 2007, $205,000 in 2006 and $2,945,000 in 2004 reflect the impairment of the Company’s interests in two private Israeli companies. See Note 1g to the Financial Statements.
(9)	Excludes equity awards outstanding at December 31, 2008, as their inclusion would be anti-dilutive.
(10)	Working capital is defined as current assets less current liabilities.

The Company has not had any outstanding long-term indebtedness (net of current maturities) nor has it paid any cash dividends in the last five years. See Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

3.B    Capitalization and Indebtedness

Not applicable in Annual Report on Form 20-F.

3.C    Reasons for the Offer and Use of Proceeds

Not applicable in Annual Report on Form 20-F.

3.D    Risk Factors

Our business faces significant risks. You should, in addition to the Cautionary Statement Regarding Forward-Looking Information noted above, give careful consideration to the information set forth below and elsewhere in this Annual Report concerning risks and uncertainties in connection with any investment in our Ordinary Shares. Additional risks not currently known to us or that we currently believe are immaterial may also impair our business, results of operations, financial condition and liquidity.

(a)    We have incurred net losses and we may not be profitable in the future.

For the year ended December 31, 2008, we recorded a net loss of $135.3 million. Our 2008 results were adversely impacted by impairment of goodwill and other intangible assets amounting to $131.7 million. Before this impairment charge and the resulting tax benefit, we would not have been profitable. Our ability to return to or sustain profitability in the future depends in part on the global economy, the rate of growth of the PCB and FPD industries, our ability to develop new products and technologies, the competitive position of our products, the continued acceptance of our products by our customers and our ability to manage expenses. We have undertaken cost cutting initiatives in response to the worldwide economic conditions, including a reduction in our worldwide workforce, which could lead to a deterioration of our competitive position. In the future, we may have to undertake additional cost reduction initiatives to achieve profitability and any difficulty in further reducing our cost structure could negatively impact our results of operations and cash flow in the future. We cannot assure you that we will not continue to report losses in future periods or that if we return to profitability, we will remain profitable.

(b)    We are dependent upon the worldwide electronics industry and unfavorable changes in economic conditions and capital expenditure may negatively impact our operating results.

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, we depend upon the need by manufacturers of PCBs and FPDs to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their production and manufacturing processes. These spending levels, in turn, are impacted by the worldwide level of demand for consumer end-products that utilize PCBs and FPDs as electronic components in their production, including, among others, computers, televisions, telecommunications and portable electronic devices. Demand for consumer end-products is normally a function of prevailing global or regional economic conditions and is negatively affected in circumstances of a general economic slow-down as consumers reduce discretionary spending on electronics. Due to the uncertainty of demand for the end-products that drive the electronics industry, we have a low level of visibility with respect to future financial results, primarily, but not only, with regard to our PCB business. We are limited in our ability to reduce expenses due to the ongoing need to invest in research and development and to maintain our worldwide customer support operations. In circumstances of reduced overall demand for electronic devices using PCBs and FPDs, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business and results of operations.

Demand for our products is also created, in part, by technological developments that affect product functionality or give rise to new or enhanced products. These developments generate an ongoing need on the part of electronics component manufacturers for the type of improved yield-enhancing and production solutions we provide. If changes in these technologies do not continue to occur, or if there were to emerge other technologies, such as those which may reduce or even obviate the need for the use of PCBs and FPDs in electronic devices, it could result in reduced overall demand for our principal products.

The current credit crisis and related disorder in the financial system has negatively impacted the global economy resulting in a significant downturn in the electronics industry, which may be expected to continue. The current global economic recession and the resulting decline in the electronics industry and reduced capital expenditure by manufacturers worldwide has had, and is expected to continue to have, a negative effect on our business, results of operations and financial condition.

(c)    Capital investments by PCB and FPD manufacturers are highly cyclical and may decline in the future. If we fail to respond to industry cycles, our business could be seriously harmed.

Our business relies considerably upon continuing capital investments by manufacturers of PCBs and FPDs. The capital equipment procurement practices of both PCB and FPD manufacturers have been, and continue to be, highly cyclical in nature, and have experienced both periodic and sustained downturns. As a result of the general economic slow-down and weakening demand for consumer end-products in the electronics industry, the PCB and FPD industries have also experienced a downturn. Our business may be negatively affected if the availability of capital resources for investment is reduced, particularly in the computer, television or telecommunications industries. It may also be negatively affected by reductions in the capital expenditure programs of PCB or FPD manufacturers. In late 2008, in response to a decline in panel prices, increases in inventories and slowing consumer demand, a number of FPD manufacturers reduced their capacity utilization.

We may not be able accurately to predict future levels of demand for electronic products and devices. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected. Given our limited ability to reduce our significant expenditures for research and development and worldwide customer support operations, our cost reduction measures may not be implemented in a sufficiently timely manner in response to industry cycles. Our inability to respond to industry cycles could have a material adverse effect on our business and results of operations.

(d)    Our leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or the industries that we serve and prevent us from meeting our obligations under our indebtedness. In addition, because substantially all of our indebtedness is floating rate debt, our interest expense would increase if interest rates rise.

As of December 31, 2008, we had $160 million of outstanding indebtedness and our anticipated fiscal 2009 debt service payment obligations based on the applicable interest rate at December 31, 2008 were $5.2 million, all of which is attributable to debt service on floating rate obligations. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations, and currently anticipated cost savings and operating improvements may not be realized on schedule, or at all. If we are unable to meet our expenses and debt service and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our substantial indebtedness could also have other important consequences with respect to our ability to manage our business successfully, including the following: it may limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; it may make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with these obligations, including restrictive covenants and borrowing conditions, could result in triggering provisions allowing the lender to accelerate the loans; it may require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, product development and other corporate requirements; it may limit our flexibility in planning for, or reacting to, changes in our operations or business; it may make us more vulnerable to downturns in our business or the economy; it may restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities; and it may, in conjunction with the financial and other restrictive covenants in our indebtedness, among other things, limit our ability to borrow additional funds or dispose of assets.

Furthermore, because all our debt is variable-rate, our interest expense would increase if interest rates rise. On September 18, 2008, the Company borrowed $160 million under the Financing Agreement. The interest rate on debt outstanding under the Financing Agreement is based on IDB’s cost plus an agreed margin. IDB’s cost has been determined with reference to the London Interbank Offered Rate (“LIBOR”), which in 2008 was at historic lows and may increase substantially in the future. Fluctuations in LIBOR or other bank costs may increase our overall debt service obligation and could have a material adverse effect on our ability to service our debt obligations. An increase of 1% in the interest rate payable would increase our annual debt service requirements by approximately $1.6 million. Also, we have availability to borrow an additional $25 million and may still incur significantly more debt in excess of that, which could intensify the risks described above.

(e)    Our debt agreements impose significant operating and financial restrictions, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our debt agreements contain various covenants that limit or prohibit our ability, among other things, to: guarantee additional indebtedness; make certain loans, acquisitions or investments; sell certain assets, including shares of our subsidiaries; create or incur liens; consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets; and enter into certain transactions with our affiliates. In addition, we are subject to various financial covenants that are tested either quarterly or annually. If we do not comply with the covenants, including the financial covenants, the lender could declare due all amounts under the Financing Agreement, which would have a material adverse effect on our business, results of operations and financial position. During the first quarter of 2009, we amended the Financing Agreement to facilitate our compliance with the financial covenants thereunder.

The financial covenants and other affirmative and negative covenants contained in the Financing Agreement could limit our ability to plan for or react to industry conditions, meet our capital needs or otherwise restrict our activities or business plans; and adversely affect our ability to finance our operations, enter into strategic initiatives, fund investments or engage in other business activities that would be in our interest.

Upon the occurrence of certain events, the lender could elect to declare due all amounts outstanding under the Financing Agreement and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lender under the Financing Agreement could proceed against any collateral granted to it to secure the Financing Agreement. If the lender under the Financing Agreement accelerates the repayment of borrowings, such acceleration would have a material adverse effect on our business, financial condition, results of operations or cash flows.

For a description of the Financing Agreement, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources; and Item 10—Additional Information—Material Contracts.

(f)    We may not be able to generate sufficient cash to service all of our indebtedness.

Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Our anticipated fiscal 2009 debt service payment obligations would be $5.2 million based on the applicable interest rate at December 31, 2008. All of our debt service obligations are based on floating interest rates. Accordingly, we will have to generate significant cash flows from operations to meet our debt service requirements, which we may not be able to do. For example, in 2008, we recorded a net loss in cash flows from operating activities of $13.1 million. If we do not generate sufficient cash flow to meet our debt service and working capital requirements, we may need to seek additional financing or sell assets. This may make it more difficult for us to obtain financing on terms that are acceptable to us, or at all, without which we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances.

Our Financing Agreement contains certain limitations on our ability to sell assets. We may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations. Furthermore, a substantial portion of our assets are, and may continue to be, intangible assets. Therefore, it may be difficult for us to service all our debt obligations, which could lead to a material adverse effect on our business, financial condition, results of operations or cash flows.

(g)    We have a sizeable accumulation of contracted orders for sales of FPD products, including as a result of the PDI Acquisition, some of which are subject to delay or cancellation by customers.

Our FPD business, including the FPD test and repair business of PDI, which we acquired in October 2008, currently has a significant amount of orders for sales of FPD products. The Company’s orders consist of product orders for which written authorizations have been accepted and assigned shipment dates for such orders are expected within the next 12 months. We do not include maintenance revenues in our determination of orders for this purpose. Generally, our orders represent more than a year’s worth of revenue from the sale of FPD products. Orbotech expects to realize as revenue approximately two-thirds of these orders in 2009. However, beginning from the fourth quarter of 2008, we have experienced a significant decline in new FPD equipment orders and we do not expect the level of orders to change through the first half of 2009 in light of an anticipated approximately 50% decline in capital expenditures by LCD manufacturers in 2009 due, in turn, to the global economic downturn which has led to excess capacity and lower demand for their products. Existing fabrication plants are being run by our customers at utilization rates that are lower than 2008, due to the extensive level of investment in 2008 and the consequent build up of inventories, which has since leveled off. In addition, at the end of 2008 and into 2009, some of our customers have announced the delay of construction schedules or move-in dates for their new fabrication facilities, including extending such dates by six to nine months and in some cases into 2010. As a result, our orders are expected to decrease through this economic downturn and we will have less visibility into our future revenues. In addition, our orders on any particular date are not necessarily indicative of actual sales for any succeeding period. Customers may delay delivery of products or cancel orders prior to shipment. Moreover, since expense levels are based in part on our expectations of future revenue, we may be unable to adjust costs in a timely manner in response to further revenue shortfalls. Furthermore, because certain parts used in the FPD manufacturing process entail relatively long lead times, a customer cancellation may require us to record inventory write-offs. Delays in delivery or acceptance of our products or a reduction of our orders as a result of cancellations or as a result of the level of orders during any particular period could have a material adverse effect on our business and results of operations.

(h)    We extend unsecured credit to many of our customers in connection with their purchases from us and we may be unable to collect accounts receivable.

We extend unsecured credit to many of our customers in connection with their purchases of our products. In addition, diversification of credit risk is limited because we sell primarily within the PCB and FPD industries. Our exposure to credit losses will depend on the financial condition of our customers and other factors beyond our control, such as deteriorating conditions in the world economy or in the PCB, FPD or other industries that we serve. The unprecedented levels of disruption and volatility in the credit and financial sector have increased our possible exposure to customer credit risk because it has made it more difficult for our customers to access sufficient capital to meet their liquidity needs. This market turmoil coupled with a reduction of business activity generally increases our risks related to our status as an unsecured creditor of many of our customers. Credit losses, if significant, would have a material adverse effect on our business, financial condition, results of operations or cash flows.

(i)    Our future revenues are substantially dependent upon existing customers continuing to use our products and renew their maintenance agreements with us.

We depend on our existing customers for additional future revenues from ongoing maintenance related to our products. Our maintenance agreements are generally renewable after twelve months at the option of the customer and do not contain mandatory renewal obligations. A change in business conditions could alter current customer purchasing plans and they may not necessarily generate significant revenues and cash flow in future periods.

(j)    We may not receive significant revenues from our current research and development efforts for several years.

Developing innovative product solutions is expensive, and the investment in product development may entail a long payback cycle. In 2008 and 2007, our net research and development expenses were $76.6 million, or approximately 17.8% and $67.9 million, or approximately 18.8% of our total revenues, respectively. Our future plans include significant investments in product research and development and related opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

(k)    Deterioration of political, economic and security conditions in Israel may adversely affect our profitability.

The Company is incorporated under the laws of the State of Israel and our headquarters and primary research, development and production facilities are located in Israel. As such, we are directly influenced by political, economic and military conditions affecting Israel. Any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and continues to be marked by frequent and ongoing violence. In late 2008, hostilities and violence resumed in and around the Gaza Strip. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not do so in the future.

(l)    Our operations may be negatively affected by the obligations of our personnel to perform military service.

Many of the Company’s male employees in Israel are currently obligated to perform annual reserve duty in the Israel Defense Forces. In addition, virtually all such employees are subject to being called to active military duty in the event of emergency circumstances. In response to increased hostilities, there have been periods of significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. No assessment can be made of the full impact of such requirements on the Company in the future or the effect on the Company of any expansion of these obligations. Our operations could be disrupted and harmed by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not do so in the future.

(m)    We face intense competition in our business, which may result in decreased demand or prices for our products and services.

We are subject to competition from companies that manufacture products directly in competition with ours. We face competition from a number of companies that either currently produce or are developing PCB and FPD systems and products that will compete with our systems and products. Orbograph faces competition from a number of companies which develop and market character recognition solutions; and OMD also faces competition from other suppliers of gamma cameras. In both 2007 and 2008, we experienced competition-induced pricing pressure from our customers that adversely affected our operating results, and competitive pressures in the future could lead to further price erosion that could have a material and adverse effect on our operating results.

(n)    We may not be able to develop new products and respond to technological changes in a timely manner, which could reduce our ability to compete effectively.

The markets for our products are characterized by rapidly changing technologies and frequent new product introductions. We believe that our future success will depend, in part, on our ability to develop new products and introduce them in a timely manner. We expect our competitors in all product lines to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features. In addition, these or other companies may in the future offer a range of PCB or FPD yield-enhancing and production products, character recognition solutions or gamma cameras that is broader and more comprehensive than ours. Although we attempt to maintain and strengthen our competitive position through our policy of substantial investment in research, development, marketing, operations and customer support, we may not be able to continue to make such investments, particularly given the current credit crisis and global economic recession. In the future, we may not be able to achieve, in a timely manner, the technological advances necessary to develop new products and product enhancements to meet the rapid change in manufacturing technologies required for PCBs, FPDs and gamma cameras. Any such failure could lead to deterioration in our competitive position.

(o)    Acquisitions and other types of strategic initiatives have been and may continue to be an important element of our growth, but we may not find suitable opportunities and we may not be able successfully to integrate and manage such initiatives in the future.

The Company’s business strategy contemplates the expansion of our technological base and diversification into new growth areas through acquisitions, joint ventures, investments and other types of strategic initiatives. Risks associated with these activities include: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; financing costs; the potential loss of key personnel of an acquired business; the ability to achieve projected economic and operating synergies and any cost savings; difficulties successfully integrating, operating, maintaining and managing newly acquired operations; accounting issues relating to the previous conduct of an acquired business; difficulties maintaining uniform standards, controls, procedures and policies; unanticipated changes in business and economic conditions affecting an acquired business; the possibility of impairment and restructuring charges if an acquired business performs below expectations; and the diversion of management attention from our existing business. In addition, such transactions will often result in the acquisition of intangible assets required to be amortized in our consolidated statements of operations over a period of five to twelve years and the recording of goodwill subject to possible future impairment charges. Such amounts have been, and may continue to be, substantial and have a material effect on our operating results. For example, in 2008, we recorded impairment charges of $38.3 million relating to a write-down of substantially all of the goodwill and intellectual property of OMD following a determination that the carrying value of that goodwill and intellectual property exceeded its fair value and $88.0 million relating to the goodwill associated with the Company’s FPD business. Also in 2008, we recorded an impairment charge of $5.4 million relating to a write-off of the remaining goodwill in our assembled PCB business.

On October 2, 2008, we completed our acquisition of PDI. We expect to realize operational synergies of approximately $20 million related to the PDI Acquisition in 2009, but achieving these operational synergies requires us to continue to integrate the businesses efficiently and in the time frame that we anticipate. If we are unable to do so, we may not achieve these projected synergies in connection with the PDI Acquisition in the planned time frame or at all. We may experience other risks including the possible inability to integrate PDI comprehensively into our operations, diversion of management attention and unanticipated problems or liabilities. We may not be able to realize the personnel and cultural integration we expect to achieve and this may lead to loss of key personnel necessary to operate the acquired business. Some or all of these risks could have a material and adverse effect on our business, financial condition, results of operations or cash flows.

(p)    We obtain substantial benefits by operating in Israel, but these benefits may not continue.

The Company benefits from certain Israeli Government programs and tax legislation, particularly regarding its production facilities in Israel. Pursuant to these programs and legislation, a significant portion of our income is taxed at reduced rates. To be eligible for these benefits, we must continue to meet certain conditions. Should we fail to meet such conditions in the future, these benefits could be cancelled and we may be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the “Israeli CPI”). The Company also benefits from a Government of Israel program under which it receives grants from the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel (the “OCS”) for the development of generic technologies without incurring any royalty obligations. These programs and tax legislation may be terminated in the future or the available benefits may be reduced. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations.

(q)    Substantially all of our revenue is derived from sales to companies located outside Israel, which exposes us to additional political, economic and other uncertainties.

We anticipate that, as in the past, sales of products and services outside Israel will continue to account for virtually all of our revenues. In 2008, approximately 74% of the Company’s revenues from equipment sales were derived from sales in the Far East and Japan, including approximately 28% from sales in Korea, 21% from sales in China, 15% from sales in Taiwan and 9% from sales in Japan. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls and local standards, including the need to comply with stringent and evolving environmental protection laws and regulations as well as a wide variety of foreign and domestic import/export laws; political and economic instability; trade restrictions; exposure to multiple complex systems of taxation and international double taxation treaties; changes in tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. Our business success depends in part on our ability to anticipate and manage effectively these and other regulatory, economic, social and political risks inherent in international business. If we fail to manage these risks effectively they may have a material adverse effect on our business, financial condition and results of operations.

(r)    Our future success depends in part on our ability to attract and retain highly qualified staff.

The Company’s success depends, in significant part, upon its continuing ability to attract and retain highly qualified managerial, scientific, technical, sales and marketing personnel. Our personnel are instrumental to our ability to develop superior product solutions, market those products and provide ongoing support and service to our customers worldwide. The expansion of advanced technology companies worldwide has in the past increased demand and competition for qualified personnel, particularly among computer software programmers and hardware engineers. In addition, demographic trends, a lack of appropriately qualified and skilled employees, financial market conditions and future business decisions of both us and our competitors may all operate in a manner detrimental to our ability to attract and retain key personnel. If we are unable to attract and retain highly qualified employees to meet our needs in the future, our business and results of operations could be adversely affected.

(s)    Our future success depends in part on our ability to maintain the proprietary nature of our technology.

Our future success and competitive position are dependent, in significant part, on our proprietary technology. We protect our intellectual property through patent, trade secret, trademark and copyright law, as well as technical safeguards and non-disclosure agreements with our employees, subcontractors and potential business associates. However, we may not be able successfully to protect our technology or deter infringement by third parties. Patents that we own or license could be invalidated, challenged or licensed to others. Our pending or future patent applications may not be issued with the scope of claims sought by the Company, if at all. Patent coverage may not be extended to all countries sought, and effective copyright and trade secret protection may be unavailable or limited in certain countries. In addition, other companies may develop technologies that are similar or superior to our technology, duplicate our technology, design around the patents or other proprietary rights held by the Company or breach our non-disclosure agreements. Our inability to protect our intellectual property could have a material adverse effect on our business and operating results.

As is typical in the electronics industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in litigation alleging infringement could result in the loss of proprietary rights, require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from manufacturing or selling our products. An unfavorable outcome regarding one or more of these matters could have a material adverse effect on our business and operating results.

(t)    Our operating results fluctuate from period to period, and period-to-period comparisons may not be meaningful given the PDI Acquisition in 2008 and may not be representative of our future performance.

The timing of revenue recognition for our most expensive products, principally FPD systems for the most advanced generations of FPD fabrication facilities, may have a substantial effect on our periodic revenues and net income. Our revenues, expenses and operating results have fluctuated in the past, and are likely to fluctuate significantly in the future due to a number of factors, many of which are beyond our control. Normally, revenue from the sale of products is recognized upon delivery, subject to the existence of a signed contract, purchase order or letter of agreement, with reasonable assurance of collectability. However, we are not always able to control the time of delivery because of customer requirements, possible production delays and other factors. Orders for our systems may also be subject to cancellation by customers. In addition, in limited circumstances, principally in the case of newly developed products, recognition of income may be deferred. Our operating results have fluctuated in the past, and our ability to foresee possible future changes in the total volume of PCB orders in particular may be limited because we cannot rely on unfilled orders as a dependable and consistent indicator of future revenue in this area of our business. Our operating results may fluctuate significantly in the future, and such fluctuations could be further exacerbated due to the timing of special charges and expenses. In the second half of 2008, for example, the Company recorded charges that include impairments with respect to intangible assets and goodwill in the amount of $131.7 million; write-downs of inventories in the amount of $3.3 million; restructuring costs in the amount of $8.8 million; and acquired in-process research and development in the amount of $6.5 million in connection with the PDI Acquisition.

In addition, due to the PDI Acquisition on October 2, 2008, it may be difficult for you to compare both our historical and future results to our results for fiscal 2008. The PDI Acquisition was accounted for utilizing purchase accounting, which resulted in new valuations for the assets and liabilities of PDI to their fair values on October 2, 2008. Accordingly, our historical financial information may be of limited use in evaluating our historical performance and comparing it to prior periods.

(u)    We are exposed to foreign currency exchange rate fluctuations which may adversely affect our business and results of operations.

In 2008, 2007 and 2006, approximately 36%, 35% and 27%, respectively, of our revenues, and approximately 48%, 47% and 45%, respectively, of our expenses, were denominated in currencies other than the United States dollar (the “Dollar” or “$”). Because our financial results are reported in Dollars, fluctuations in exchange rates between the Dollar and non-Dollar currencies may have an adverse effect on our results of operations. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our non-Dollar costs. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Our failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

(v)    We have experienced, and may continue to experience, losses on inventories.

Frequent new product introductions in the electronics industry can result in the obsolescence of existing manufacturing processes, which may in turn make our offerings of PCB and FPD yield-enhancement and production solutions outdated or obsolete. This can result in a decrease in the stated value of our inventory since we value our inventory at the lower of cost or market value. The life cycles of our PCB and FPD yield-enhancement and production solutions are affected by the life cycles of the consumer electronic products that are manufactured utilizing our product offerings. The life cycles of these consumer end-products vary based upon a number of factors, but in some cases can be relatively short. While the Company monitors its production and inventory levels closely, inventory may nonetheless become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes employed by PCB and FPD manufacturers. During periods of economic slowdown or rapid technological improvement this has resulted, and may result in the future, in significant charges for inventory write-downs. In 2008 and 2007, the Company recorded $3.3 million and $4.8 million, respectively, of write-downs of inventories. Our operating results have been, and in the future may be, adversely affected by material levels of obsolete or excess inventories.

(w)    We are exposed to fluctuations in the market values of our portfolio investments and in interest rates.

The Company’s assets include a significant component of cash and marketable securities, including investments in auction-rate securities. Auction-rate securities are variable rate debt instruments having long-term maturity dates (typically 15 to 40 years), but whose interest rates are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. At the end of each reset period, investors can sell or continue to hold the securities at par. We believe that our cash is held in institutions whose credit risk is minimal and that the value and liquidity of our marketable securities are accurately reflected in our consolidated financial statements at our December 31, 2008 balance sheet date. Nevertheless, our cash and marketable securities may be subject to risks, including the risk of loss or of reduced value or liquidity, particularly in light of the increased volatility and worldwide recessionary pressures currently prevailing in the financial and banking sectors. In March 2009, our investments in auction-rate securities totaled approximately $19.2 million. Over the past twelve months these securities have experienced a lack of liquidity as evidenced by failed auctions. This has had the effect, at least temporarily, of reducing the liquidity of a portion of our marketable securities. In the future, should we determine that there is a decline in value of any of our portfolio securities which is other than temporary in nature, this would result in a loss being recognized in our consolidated statements of operations. Moreover, since the funds associated with failed auctions of auction-rate securities will not be accessible until a successful auction occurs, a buyer is found outside of the auction process or the securities mature, such securities have been reclassified as long-term marketable securities on our consolidated balance sheet.

(x)    Our FPD and gamma camera businesses are dependent on sales to a small number of large customers and a loss of any of our large customers could decrease our revenue significantly.

The FPD industry is highly concentrated with a small number of manufacturers producing the majority of the world’s liquid crystal displays (“LCD”s). We market and sell our AOI, test and repair systems for FPDs to a limited number of LCD manufacturers. In 2008, two large Korean customers that purchased our FPD products,

LG Electronics and Samsung Electronics, each accounted for between 10% and 15% of our revenues for that year. We cannot assure you that these or other customers will continue to account for a similar percentage of our revenues in future periods. We sell our gamma cameras manufactured by OMD, as an original equipment manufacturer (“OEM”), to a very limited number of customers who distribute and sell them to end-users under their own brand names. The loss of any major FPD manufacturing customer, or of any customer for gamma cameras, could have a material adverse effect on our revenues from the applicable segments of our business.

(y)    We depend on a limited number of key suppliers to provide us with sufficient parts to meet our production requirements in a timely and cost-effective manner.

Certain of the various key components and subassemblies included in many of our systems are purchased from a single or limited group of suppliers. Should any of these suppliers be unable to meet our requirements in a timely manner, or should we otherwise experience an interruption in supply from any of these sources, the possible resulting late deliveries of our products and services may have an adverse effect on our results of operations. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays that could have an adverse effect on our business.

(z)    Certain of our offices and manufacturing facilities may be subject to disruption from natural disasters.

A significant portion of our business is conducted at offices and manufacturing facilities that are subject to disruption for a variety of reasons, including work stoppages, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters. Our offices and manufacturing, research and engineering facilities in California are located near major earthquake faults, which have experienced earthquakes in the past. Such disruptions could cause delays in shipments of products to our customers. We cannot ensure that alternate production capacity would be available if a major disruption were to occur or that, if it were available, it could be obtained on favorable terms. Such disruptions could result in cancellation of orders or loss of customers and could adversely affect our business. It could also cause substantial delays in our research and engineering efforts for the development of new products.

(aa)    Changes in accounting standards or practices can have a significant effect on our reported results.

Since January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards (“FAS”) No. 123, ‘Share-Based Payment’ (“FAS 123(R)”), promulgated by the Financial Accounting Standards Board of the United States (the “FASB”), the Company has been required to account for the fair market value of equity awards (stock options, restricted shares and RSUs) as a compensation expense in its consolidated statements of operations. This applies to all such awards granted or assumed after January 1, 2006 as well as to the unvested portion of previous awards that were then outstanding. Compensation costs resulting from the adoption of FAS 123(R) were $5.3 million in 2008, $4.5 million in 2007 and $5.3 million in 2006. For a description of future compensation expense, see Item 5—Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies.

The compensation cost of equity awards depends on a variety of factors including the level and type of awards and their terms; valuation considerations such as expected option life, volatility of the market price of the Ordinary Shares and applicable interest rates; and levels of forfeitures of such awards. The future compensation cost of equity awards and overhang associated with such awards could also increase as a result of acquisitions, such as the PDI Acquisition, in connection with which we may assume outstanding equity awards. In addition, as we undertake our restructuring initiatives and manage our cash flows in light of current economic conditions, we have, and may in the future from time to time, issue equity awards to management and certain other employees in addition to the annual grants historically made in August. As we issue equity awards, we will use availability under our existing equity remuneration plans and will need to seek shareholder approval to increase availability thereunder. We cannot assure you that we will receive shareholder approval and therefore our ability to grant equity awards in the future may be limited. We are not currently able to estimate the compensation expense from future grants but will examine carefully this expense and its relation to operating results and cash flows when making future grants.

Certain of the factors used in determining the fair market value of equity awards, and therefore the related compensation expense to be recorded in the consolidated statements of operations over the vesting period, will be based on estimates at the date of grant. There will not be any adjustment to net income (loss) or shareholders’ equity in the event of forfeiture or expiration of vested awards or at the time of exercise of options even though the fair market value at that time may differ materially from the estimated fair market value at the date of grant. There can be no assurance that the reduction in net income and earnings per share (or increase in net loss or loss per share) arising from the inclusion of the cost of equity awards or the overhang associated with such awards will not adversely affect the market price of the Ordinary Shares or the cost to us of raising capital.

Item 4.	Information on the Company

4.A    History and Development of the Company

(a)    Corporate History

Orbotech Ltd. was incorporated in Israel, as a company limited by shares, on February 8, 1981 under the name ‘Optrotech Ltd.’ pursuant to the provisions of the then current Israeli Companies Ordinance. The legislative framework within which Orbotech Ltd. and its Israeli subsidiaries now operate is the Israeli Companies Law, 1999, as amended (the “Companies Law”), which originally became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended (the “Companies Ordinance”).

On August 9, 1984, the Company made an initial public offering of its Ordinary Shares in the United States. The Ordinary Shares are listed on the NASDAQ Global Select Market (“Nasdaq”) and are traded under the symbol ORBK.

Effective as of October 27, 1992, the Company acquired all the ordinary shares of Orbot Systems Ltd. (“Orbot”), a private Israeli company which was engaged primarily in the design, development, manufacture and marketing of AOI and process control systems for use in the manufacture of PCBs, and subsequently merged with Orbot, with Orbotech Ltd. as the surviving entity (the “Merger”). In connection with the Merger, the Company changed its name to Orbotech Ltd. on October 27, 1992. The Merger was approved by the Tel Aviv-Jaffa District Court effective as of January 1, 1993.

(b)    Major Business Developments

The Company’s business initially centered upon the design, development, manufacture, marketing and service of AOI and process control systems and imaging solutions for use in the manufacture of PCBs, and since the Merger the Company has been a leader in providing such systems. Since 1991, the Company has also been engaged, and has become a leader, in the design, development, manufacture, marketing and service of AOI and process control systems for use in the manufacture of FPDs; and since 2008 the Company has also been engaged as a leader, in the design, development, manufacture, marketing and service of test and repair systems for use in the manufacture of FPDs. In addition, since 1995, the Company has, through Orbograph, developed and marketed character recognition solutions to banks and other financial institutions, and has also developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing.

In 1996, the Company commenced the development of laser-based direct imaging technologies. For further information on laser-based direct imaging, see Item 4—Information on the Company—Business Overview—The Company’s Products—PCBs.

In 1998, Orbotech Ltd. entered into an agreement with Valor Computerized Systems Ltd. (“Valor”), an Israeli corporation, for the formation of Frontline, a joint venture with respect to CAM software for PCB fabrication applications. Frontline is owned equally by Orbotech Ltd. and Valor and combines the former CAM operations of Orbotech Ltd. and Valor. See Item 4—Information on the Company—Business Overview—The Company’s Products—PCBs. The Company’s interest in Frontline is presented in the Financial Statements using the proportionate method of consolidation. See Note 2a to the Financial Statements.

In 1999, the Company acquired all the outstanding shares of KLA Acrotec Co. Ltd., a Japanese company then engaged in the design, development, manufacture and marketing of FPD-AOI systems. For further information on FPDs, see Item 4—Information on the Company—Business Overview—The Company’s Products—FPDs.

In 2005, as part of the Company’s strategy of diversifying into new growth areas for imaging technologies, OMS acquired all the assets of Imarad Imaging Systems Ltd. (“Imarad”), a privately-held Israeli company that developed a technology to manufacture high-performance, solid state gamma radiation detectors, for $7 million. In addition, subject to the achievement of agreed sales milestones (which were not met), OMS undertook to make payments to Imarad on sales through the end of 2008, up to a maximum of $26 million. In addition, OMS undertook to make payments to Imarad of up to $2 million in respect of revenues received from certain sales to General Electric Medical Systems Israel Ltd. (“GEMSI”). Since this acquisition, OMS has focused on continuing research and development and improving production processes for solid state gamma radiation detectors for nuclear imaging applications, based on the acquired cadmium zinc telluride (“CZT”) crystal-growth technology. No assurances can be given as to whether, and if so in what time frame, significant revenues can be achieved from this project or as to its profitability. In 2007 the Company recorded an impairment charge of $4.7 million with respect to the goodwill and intellectual property of OMS. For further information, see Notes 1i, 1j and 5 to the Financial Statements.

In 2007, as part of the Company’s strategy of strengthening and expanding its product offerings to PCB manufacturers, it acquired New System s.r.l. (“New System”), a privately-held Italian company engaged in the development, manufacture and marketing of PCB inkjet legend printers, for approximately $17 million (including satisfaction of net liabilities). For further information on inkjet printers, see Item 4—Information on the Company—Business Overview—The Company’s Products—PCBs.

In 2007, as part of the Company’s strategy of diversifying into new growth areas for imaging technologies, the Company acquired OMD, a privately-held Danish company engaged in the development, manufacture and sale of gamma cameras for use in nuclear cardiac imaging, for approximately $41 million. In addition, subject to the achievement of agreed milestones based on OMD’s performance during the years 2007 and 2008 (which were not met), the Company undertook to make additional payments to the former shareholders of OMD, up to a maximum of $6.5 million. In 2008 the Company recorded an impairment charge of $38.3 million with respect to the goodwill and intellectual property of OMD. For further information, see Notes 1i, 1j and 5 to the Financial Statements. For further information on gamma cameras and medical imaging, see Item 4—Information on the Company—Business Overview—The Company’s Products—Medical Imaging.

On October 2, 2008, as part of Orbotech’s strategy of expanding its product offerings to FPD manufacturers, the Company completed the PDI Acquisition. PDI is a leading provider of test and repair systems for the FPD industry. On the PDI Closing Date, the Company paid $15.60 per share in cash for all of the issued and outstanding shares of PDI’s common stock, and issued equity awards with respect to Ordinary Shares to certain PDI employees, resulting in an aggregate purchase price of approximately $290 million. In September 2008, in connection with the PDI Acquisition, Orbotech Ltd. borrowed $160 million from IDB pursuant to the Financing Agreement. See Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources; and Item 10—Additional Information—Material Contracts for a description of the material terms of the Financing Agreement. In the fourth quarter of 2008, the Company recorded an impairment charge of $85.7 million with respect to the goodwill associated with the PDI Acquisition. For further information, see Notes 1i and 5 to the Financial Statements. For further information on test and repair systems for FPDs, see Item 4—Information on the Company—Business Overview—The Company’s Products—FPDs.

During the third quarter of 2008, as part of the re-focusing of its strategic plan, the Company decided to phase out its assembled PCB business. This business, which had originally been acquired by the Company in 1997, involved the design, development, manufacture and marketing of AOI systems for ‘assembled’ (as distinct from ‘bare’) PCBs, which are PCBs on which the electronic components needed to perform the specified tasks have been mounted. Accordingly, commencing from the beginning of 2009, the Company no longer develops or markets assembled PCB equipment. During the first quarter of 2009, the Company signed an agreement with Orpro Services s.r.l. (“Orpro”) of Italy, for the sale of Orbotech’s assembled PCB business in Europe and the Americas. The transaction is subject to customary conditions to closing, including any requisite regulatory approvals. Prodelec S.p.A., an affiliate of Orpro, has been one of the Company’s business partners for the past twelve years; and Orbotech is committed to working together with Orpro and its affiliates to ensure a smooth transition and minimal disruption to its client base of European and American PCB assembly houses. The Company plans to continue to support and service its installed base of assembled PCB systems in the Far East and Japan. In 2008, the Company’s assembled PCB product lines accounted for approximately $26.1 million of revenues (including approximately $4.0 million related to service and support of those products), representing approximately 6% of the Company’s revenues. This compared with approximately $31.4 million of revenues (including approximately $3.1 million related to service and support of those products), representing approximately 9% of the Company’s revenues, in 2007, and approximately $39.7 million of revenues (including approximately $3.3 million related to service and support of those products), representing approximately 10% of the Company’s revenues, in 2006.

(c)    Recent Major Capital Expenditures

During the period from January 1, 2008 to December 31, 2008, the Company’s non-acquisition related capital expenditures totaled approximately $11.3 million (compared to $10.4 million during 2007 and $8.1 million during 2006), of which approximately $7.6 million (compared to $5.8 million during 2007 and $5.5 million during 2006) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $3.7 million (compared to $4.6 million during 2007 and $2.6 million during 2006) was expended upon various facilities of the Company’s subsidiaries outside Israel. Of these expenditures, approximately $6.1 million during 2008 (compared to $7.1 million during 2007 and $3.9 million during 2006) was for capital equipment and leasehold improvements and the balance of approximately $5.2 million (compared to $3.3 million during 2007 and $4.2 million during 2006) was related to information technology. Since January 1, 2006, the Company has not made any significant capital divestitures nor has it committed to any such divestitures. Other than further capital expenditures of the types and consistent with the amounts described above, there are no significant capital expenditures in progress by the Company.

All of the above non-acquisition related capital expenditures were paid from internally generated funds. These amounts do not include non-acquisition related capital expenditures by entities acquired by the Company prior to their acquisition dates.

(d)    Miscellaneous

The Company’s corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel. The Company’s postal address and its telephone and facsimile numbers at that facility are P. O. Box 215, Yavne 81101, Israel, +972-8-9423533 and +972-8-9438769, respectively. The Company’s internet address is: www.orbotech.com (the “Corporate Website”), where its annual reports on Form 20-F, current reports on Form 6-K and certain other SEC filings made by, or which are relevant to, the Company may be accessed through the ‘SEC Filings’ hyperlink contained in the ‘Investors’ section. The Corporate Website is not incorporated by reference in this Annual Report.

The Company’s agent for SEC matters in the United States is its wholly-owned subsidiary, Orbotech, Inc., the headquarters of which are located at 44 Manning Road, Billerica, Massachusetts 01821; attention: Guy Shemi.

There have been no public takeover offers by third parties with respect to the Company or by the Company during the last or current fiscal year.

4.B    Business Overview

(a)    General

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry, primarily for PCBs and FPDs. The Company is a leader in the design, development, manufacture and marketing of AOI and process control systems for PCBs, AOI, test and repair systems for FPDs and imaging solutions for PCB production. The Company also markets CAM solutions for PCB production. In addition, through Orbograph, the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through OMD and OMS, the Company is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. The Company derives a significant portion of its revenues from the service and support of its products.

The Company’s AOI systems use Orbotech’s proprietary machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technology to detect, automatically, flaws and defects in products being manufactured by its customers. These systems are designed to help increase the yield and cost effectiveness of customers’ production processes. In addition, through its AOI systems for PCBs and imaging solutions, and the CAM solutions which it markets, the Company offers to its PCB manufacturing customers comprehensive solutions that allow automation and integration of the design, tooling, production data and inspection needs associated with PCB production. The Company believes that its PCB-AOI customers generally view AOI as an integral part of the manufacturing process rather than as a ‘dissociated’ post-manufacturing step.

The Company’s FPD-AOI systems automatically detect and classify defects in the array and cell processes of LCD manufacturing and identify flaws occurring within and during the LCD manufacturing process, based on optical inspection methods. This enables manufacturers to ascertain the source of those flaws as early as possible during the manufacturing process which, in turn, has the potential to lead to increases in production yield and facilitates preventative actions that can assist in the repair process and reduce the recurrence of defects in the future. The Company’s FPD test systems utilize advanced digital imaging technology which enables LCD manufacturers to conduct electrical testing of glass panels, based on examination and testing of their functionality, to identify defects at the final stage of the array manufacturing process and prior to proceeding to the cell manufacturing process. The Company’s FPD repair systems are used to repair faults in the array glass during various stages of the manufacturing process, thereby allowing manufacturers to reduce overall cost of materials and improve throughput.

Orbograph’s recognition software solutions use proprietary image processing, character recognition and web-based work flow algorithms to enable banks and other financial institutions to automate their check processing operations, thereby reducing manual labor costs and increasing their overall cost effectiveness.

OMD sells its gamma cameras as an OEM supplier through two major industry vendors that distribute the cameras under their own brands. These cameras are specialized products used in nuclear cardiac imaging, typically by hospitals and privately practicing cardiologists in scanning patients in connection with the diagnosis of cardiac conditions. OMS is principally engaged in research and development and improving production processes for solid state gamma radiation detectors for nuclear imaging applications based on CZT crystal-growth technology.

The Company currently has three reportable operating segments: Production Solutions for the Electronics Industry, which, in 2008, accounted for approximately 91% of the Company’s revenues; Recognition Software, which, in 2008, accounted for approximately 4% of the Company’s revenues; and Medical Imaging, which, in 2008, accounted for approximately 5% of the Company’s revenues. See Note 13a to the Financial Statements for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

(b)    Strategy

The Company’s business strategy includes the following elements:

(i)    Strengthen and Expand Position in the PCB and FPD Industries

The Company seeks to strengthen and expand its position in the PCB and FPD industries by: (a) preserving its technological advantages through the continuing enhancement of current generations, and the development of new generations, of PCB AOI, production and process control systems, FPD AOI, test and repair systems, imaging products and CAM solutions, to meet the needs of PCB and FPD manufacturers as their products become increasingly complex; (b) expanding its product offerings to PCB and FPD manufacturers by developing or acquiring new technologies and/or products that will provide these manufacturers with innovative solutions to their needs; (c) maintaining its close working relationships with its customers, which include leading electronics manufacturers, to enhance the Company’s ability to anticipate technological trends at an early stage and to design products which will meet customers’ future needs; and (d) where appropriate, maintaining and expanding its worldwide marketing, customer support and service network.

(ii)    Diversify into New Growth Areas for Imaging Technologies

The Company intends to continue developing its machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies for use in other applications both within and outside the electronics industry. The Company also intends to utilize its technology, expand its technological base and diversify into new growth areas for imaging technologies, through joint ventures with other companies and through acquisitions.

(iii)    Leverage Marketing, Distribution and Support Infrastructure

The Company intends to continue to utilize its extensive worldwide marketing and distribution channels and customer support capabilities, as well as its considerable accumulated experience in the marketing and sale of capital equipment and software, for the introduction and marketing of additional products both within and outside the electronics industry. The Company believes that its worldwide marketing and support network, with approximately 680 employees in over 35 locations worldwide, and its experience in the marketing and sale of complex systems, afford it advantages over its competitors.

(c)    The Company’s Products

The Company currently offers AOI, production and imaging products for specialized applications in the manufacture of PCBs, AOI, test and repair systems for FPDs, automatic check reading products enabled through recognition software and gamma cameras for use in nuclear cardiac imaging. Each of these is discussed below.

(i)    PCBs

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

The ongoing trend towards the more complex and smaller electronic components used in sophisticated devices such as digital cameras, network servers, telecom base stations, mobile telephones and personal digital assistants, requires the production of high-density PCBs with finer conductor lines, reduced spacing between those lines, smaller holes and multiple layers. For such complex, multilayer boards, production yield drops dramatically as the number of likely defects increases. Because they enable manufacturers to trace the source of defects in their manufacturing processes and to increase their yield of usable finished products, the Company’s PCB-AOI and imaging products are of particular value to manufacturers of fine-line PCBs (where defects are especially difficult to detect) and of multilayered PCBs (where the cost of undetected defects is very high).

•	Overview of PCB Product Lines

The Company’s PCB product lines consist of: (i) PCB-AOI systems; (ii) automated optical repair (“AOR”) systems and verification and repair stations; (iii) imaging solutions, including photoplotters, laser direct imaging and legend printing; and (iv) through its 50% interest in Frontline, CAM systems for PCB production.

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

Certain of the Company’s PCB-AOI systems incorporate several parallel methods of inspection, utilizing pre-programmed algorithms and data stored in a CAD/CAM database (such as the CAM workstations of Frontline or other CAM systems) to maximize the probability of defect detection and minimize the rate of false calls. These systems may differ from each other with respect to the image acquisition technologies they utilize. The Company’s PCB-AOI systems are designed for easy integration into the production processes of most PCB manufacturing facilities, as well as for flexibility, easy upgradeability, operational simplicity and ease of maintenance and do not generally require highly specialized skills or experience to operate.

Verification and repair stations enable manufacturers to obtain an accurate picture of the defects occurring at various stages of production and, where possible, to repair them. This is of value to manufacturers since PCBs in which defects are detected must be either scrapped or repaired, depending upon the nature of the flaw. In addition, these process tools provide statistical and other information that may be useful to manufacturers in adapting and tailoring their manufacturing processes to reduce the recurrence of such defects. Since the verification process involves sorting of critical defects from false alarms and repair of the panel, it is generally performed separately from AOI.

AOR systems are designed to address certain limitations inherent in the manual repair of PCBs, by enabling the automatic repair of defects known as ‘shorts’ and ‘excess copper’, thereby minimizing the scrapping of unusable panels during the manufacturing process and enabling a significant reduction in manufacturers’ overall manufacturing costs. The Company’s AOR products employ advanced image acquisition and image processing techniques, combined with high-performance laser control, to achieve highly accurate, repeatable and reliable results, particularly for advanced PCB applications, which cannot be replicated in manual repair processes.

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

In 2008, the Company’s PCB product lines (excluding those relating to assembled PCBs) accounted for approximately $191.5 million of revenues (including approximately $78.1 million related to service and support of those products), representing approximately 44% of the Company’s revenues. This compared with approximately $237.0 million of revenues (including approximately $70.0 million related to service and support of those products), representing approximately 65% of the Company’s revenues, in 2007, and approximately $234.0 million of revenues (including approximately $64.2 million related to service and support of those products), representing approximately 56% of the Company’s revenues, in 2006.

In 2008, the Company began taking steps to phase out its activities in the assembled PCB business. For more information, see Item 4—History and Development of the Company—Major Business Developments.

•	PCB Products

Discovery Series.    The Discovery series, which was introduced in 2004, is designed for use in mid-to-high volume PCB production and offers defect detection in line widths down to 25 microns with minimized false calls. This series is capable of achieving a throughput of up to 210 18” x 24” size PCB panel sides per hour containing lines 100 microns in width. The Discovery is powered by the Company’s proprietary ‘SIP’ (Simple, Intelligent, Powerful) Technology which, by combining user-friendly operation with intelligent detection and powerful performance, is designed to enable even inexperienced operators to achieve high quality AOI results with relatively little training. In 2007, the Company introduced the Discovery XL for the inspection of large panels (up to 44” by 30” in size), as well as the Discovery OLB, which offers a solution for ‘quick turn’ and ‘first article’ inspections. In 2007, the Company also extended the family of Ultra-Discovery systems to include chip scale packaging, ball grid array and flip-chip applications for the PCB industry. These systems are capable of detection in line widths down to 10 microns with minimized false calls. They can achieve a throughput of up to 105 16” x 18” size PCB panel sides per hour containing lines 25 microns in width. In addition, the series includes a model for artwork inspection, the Discovery Ultra PT, which was introduced in 2007.

PerFix AOR Series.    The PerFix series of AOR systems, which was introduced in the second quarter of 2008, is designed for use in both high and small volume PCB production and is the first system to offer an automated repair solution for ‘shorts’ and ‘excess copper’ defects in PCBs. The PerFix systems feature innovative, closed loop repair (CLR) technology, combined with high quality laser control, which enables them to repair PCBs of various materials, on very thin substrates and at line widths down to 35 microns. The systems are designed to enable PCB manufacturers to reduce their overall production costs by minimizing the number of defective and unusable PCBs which will ultimately require scrapping.

Verification and Repair Stations.    The Company’s current offering of verification and repair stations is comprised of the VeriSmart, introduced in 2004, and the VeriWide and VeriFine, introduced in 2006. Each of these models provides the operator with a crisp and magnified color image of the possible defect, as well as the image of the reference, which is essential for verification of high-density PCBs. They have been designed to maximize accuracy and throughput and to minimize floor space and operator fatigue and error. The operator defines critical defects, to which these verification and repair stations automatically allocate priority to avoid repairing other defects on a panel that will later be scrapped. Each of these stations communicates with the Company’s PCB-AOI systems, from which they directly and automatically retrieve defect data files of the panel being inspected. Their output can then be used by the customer for statistical analysis. In 2006, the Company introduced proprietary Amethyst technology for the VeriSmart, VeriWide and VeriFine models. This technology employs a combination of different wave length illuminations, together with enhanced image processing, enabling verification stations to improve yield by helping the operator distinguish between real defects and false calls and control repair quality.

Laser-Based Direct Imaging.    The Company’s advanced laser-based direct imaging Paragon systems are utilized in the manufacture of fine feature PCBs at normal production rates. The latest model for quick turnaround and high-density interconnect mass production, the Paragon-8800H, introduced in 2007, operates with a diode pumped, solid state, high energy ultraviolet laser, which facilitates low power consumption, reduced cost of operations and extended laser life. The Paragon systems incorporate sophisticated optics allowing the exposure of an entire panel in one scan, and utilize advanced digital techniques to enable wide process latitudes, digital image scaling and precise side-to-side registration. The single scan-line technique used to image the entire panel provides uniform exposure even on large panel surfaces. The system’s sophisticated filtering mechanisms and relatively small number of process steps reduce external contaminants and handling defects. The Paragon-8800H achieves effective imaging rates of up to 160 panel sides per hour down to 25 microns resolution. The Company also offers three other Paragon models: the Paragon-8000, a version of the 8800H model with lower throughput, the Paragon-6600, a version of the 8800H model with lower resolution, and the Paragon-9000, which is capable of achieving resolutions down to 15 microns. In 2008, the Company extended the Paragon family by adding the Paragon Ultra series, to include chip scale packaging, ball grid array and flip-chip applications for the PCB industry. These systems achieve effective imaging at line widths down to 20 microns.

Laser Plotters.    In the second quarter of 2008, the Company introduced its latest generation of high performance, automated laser plotters for PCB production, the LP-9 series. The series is comprised of four highly sophisticated models which allows PCB manufacturers to choose from a range of solutions, thereby enabling them to meet diverse production requirements. The Company’s LP-9 family of external drum laser plotters incorporates sophisticated electro-optics, complex mechanical designs and patented multi-beam imaging technology, enabling the plotters to achieve high geometrical accuracy, plotting speeds and image quality. The LP-9 laser plotter is capable of plotting at multiple resolutions down to one micron in certain configurations. Automated data interface to CAM systems, advanced automation and high capacity, multiple format film drawers allow continuous unattended operation for long periods of time, all under light-tight, dust-free conditions.

Inkjet Printers.    In the third quarter of 2008, the Company introduced its latest generation of inkjet PCB legend printers, the Sprint-8 series. The Sprint-8 series provides substantial cost savings for PCB manufacturers by reducing significantly the legend printing cycle time and enabling functionality that cannot be achieved through the conventional legend printing process. A distinctive feature of the Newprint inkjet printers is the proprietary design of the UV light source, which instantly ‘cures’ the ink upon contact with the PCB. This capability, which is not available in existing or conventional inkjet printers, increases yield by reducing handling defects, eliminating an additional stage in the oven and saving time and manpower.

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

(ii)    FPDs

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

LCD manufacturers generally refer to the size of glass panels (as measured in length and width) in terms of successively numbered ‘generations’. Although there is no standard gauge that is strictly and uniformly applied by all LCD manufacturers, a broad understanding exists as to the glass size represented by each incremental generation number. Normally, fourth generation glasses are 730 x 920 mm in size, fifth generation 1,100 x 1,300 mm in size, sixth generation 1,500 x 1,850 mm in size, seventh generation 1,870 x 2,200 mm in size and eighth generation 2,250 x 2,450 mm in size. Tenth generation glass panels, the commercial production of which is reportedly scheduled to commence in 2009, are planned to be 2,880 x 3,080 mm in size. By developing increasingly large glasses, manufacturers are able to take advantage of various economies of scale which are available in the LCD production process, thus enabling them to improve their overall productivity. In addition, larger glasses enable manufacturers to produce and market consumer products, including televisions, with larger screen sizes (currently up to 70” diagonal).

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

Prior to the PDI Acquisition, the Company’s FPD product offerings were comprised primarily of one product line consisting of two main products: AOI and process control solutions. These products are utilized by LCD manufacturers to identify defects occurring at each stage of the array manufacturing process, by means of optical inspection, rather than functional testing, of the glass panels. Through the PDI Acquisition, the Company expanded its FPD product offerings to comprise two additional product lines: test and repair systems. Test systems enable LCD manufacturers to conduct electrical testing of glass panels, based on an evaluation of their functionality, to identify defects at the final stage of the array manufacturing process. FPD-AOI systems of the type developed and provided by the Company, and FPD test systems of the type provided by the Company following the PDI Acquisition, are complementary products applied at different stages of the LCD production process, and both are utilized in all LCD manufacturing facilities worldwide. As a result, the Company is now able to offer FPD manufacturing customers a comprehensive suite of yield management solutions. The FPD repair systems manufactured and marketed by the Company enable customers to repair defects identified during either the AOI process or by the array tester, thereby further improving manufacturers’ yield of non-defective glasses.

•	Overview of FPD Product Lines

The Company’s FPD product lines consist of: (i) FPD-AOI systems for LCD products; (ii) FPD test systems for LCDs; (iii) FPD repair systems for LCDs and (iv) process control tool solutions.

In 2008, the Company’s FPD product lines accounted for approximately $175.1 million of revenues (including approximately $16.8 million related to service and support of such products), representing approximately 41% of the Company’s revenues. This compared with approximately $64.5 million of revenues (including approximately $14.8 million related to service and support of such products), representing approximately 18% of the Company’s revenues, in 2007, and approximately $129.1 million of revenues (including approximately $11.5 million related to service and support of those products), representing approximately 31% of the Company’s revenues, in 2006. The Company’s 2008 revenues from FPD product lines included approximately $45.2 million attributable to the business of PDI that was acquired on October 2, 2008.

•	FPD Products

InVision Series.    The InVision series of in-line inspection systems is designed to be integrated into process equipment to provide rapid feedback on process failures. This series is engineered to inspect glass at very high speeds which keep pace with the production line index, thereby enabling deployment of systems directly in line with other advanced production tools. The InVision series is available in various models that are designed to meet the technology needs of fifth, sixth, seventh and eighth generation glass sizes, at the sensitivity level required for each manufacturing stage. Each of these systems incorporates innovative inspection technology, including a purpose designed air-float table for accurate height positioning and non-contact handling of the glass.

SuperVision Series.    The Company’s series of off-line, FPD-AOI systems is the SuperVision. The SuperVision 650 system was the first FPD-AOI system designed to support sixth generation glass substrates. Subsequent SuperVision systems, including the SuperVision 760 and the SuperVision 880, support glass sizes up to and including eighth generation substrates. These systems incorporate a glass transportation technique based on air-float technology, and their customized camera and image processing architecture enable them to identify very small defects on large glass panels without compromising scan speed.

XVision Series.    In the fourth quarter of 2008, the Company introduced a new family of inspection systems to provide in-line as well as off-line solutions. The XVision series (also known as ‘XV’), is designed to support glass substrates up to and including tenth generation. The XVision systems are designed to be integrated into process equipment to provide rapid feedback on process failures. The XVision series are capable of inspecting very large glass at high speeds while preserving the ability to identify minute failures. The XVision systems incorporate innovative inspection technology, including a purpose-designed air-float table for accurate height positioning and non-contact handling of the glass, as well as fast cameras and unique processing architecture to allow the handling of the large amount of data generated from these glass panels.

FPI-7000 Series.    The FPI-7000 series of AOI systems employs an image acquisition system that enhances the inspected material contrast thereby enabling the inspection of a wide variety of layers and materials. The FPI-7090 family of systems is designed to handle fourth and fifth generation glass substrates.

FPI-6000 Series.    The FPI-6000 series of AOI systems offers high sensitivity at rapid inspection speed. The 6090 FPD-AOI system supports fourth generation size glass substrates; and the FPI-6590 supports fifth generation glass substrates at a very high resolution of two to four microns. Later models, such as the FPI-6090SHR, are designed for the inspection of up to generation four glass sizes in resolutions down to one micron. These systems complement and expand the Company’s range of FPD-AOI systems by broadening the scope of inspection solutions that the Company is able to offer to include engineering tool-process analysis for process setup.

ArrayChecker.    The PDI ArrayChecker test systems detect, locate, quantify and characterize electrical, contamination and other defects in active matrix liquid crystal displays after array fabrication. These systems use proprietary non-contact voltage imaging technology to provide a high-resolution voltage map of the entire display and proprietary image analysis software which converts this voltage map into complete pixel defect data. The ArrayChecker test systems determine whether individual pixels or lines of pixels are functional and also identify more subtle defects such as variations in individual pixel voltage. These defect data files are then used for repair and statistical process control.

ArraySaver.    The PDI ArraySaver repair systems utilize multiple wavelength laser technology to repair ‘short’ defects in FPDs during and after array fabrication. These systems can use defect data files downloaded from the ArrayChecker or other test systems, or from the Company’s or other test and inspection systems, to position the panel for repair automatically, thereby saving time which would otherwise be spent by operators in locating defects. The ArraySaver includes a high-precision materials handling platform and a user-friendly graphic interface allowing for high throughput. The materials handling platform fully automates the precise positioning of the plate for each successive repair, thereby substantially increasing throughput. Graphical user interface and software supports semi-automated setup of repair programs for common types of defects so that repairs can be executed rapidly and accurately. These programs provide a series of actions that the system executes automatically to repair the particular defect type.

Process Control Tools.    The Company’s EYES-2020 offers an enhanced process monitoring system providing effective defect data analysis. It enables accurate process control, virtually in real time, and improves yields by counting, accumulating and analyzing AOI-generated defect data automatically. EYES-2020 also uses the data that it has collected to initiate certain parts of the AOI setup process of systems, thereby eliminating the need for LCD manufacturers to devote time and other resources for that purpose. The Company believes that the combination of AOI and EYES allows LCD manufacturers to achieve high quality, comprehensive and reliable process control.

Digital Macro.    An optional add-on feature to the Company’s FPD-AOI systems is the Digital Macro, which obviates the need for manufacturers to purchase a separate, stand alone macro inspection system. Digital Macro creates a macro image of the entire glass, thereby enabling the detection of panel ‘unevenness’ as well as a variety of visible defects. Macro inspection is an important method utilized by LCD manufacturers to monitor and stabilize the manufacturing processes and to verify the quality of individual panels.

Critical Dimension and Overlay Measurement.    Critical dimension and overlay measurement, or ‘CD/O’, is an optional add-on feature to the Company’s FPD-AOI systems, which enables accurate measurement of critical features on the glass panel, such as conductor widths and layer to layer registration. CD/O marked the first ‘process metrology’ solution offered by the Company to LCD manufacturers. Process metrology, a key method utilized by LCD manufacturers to monitor and stabilize the manufacturing processes, has traditionally been performed by means of dedicated, stand-alone CD/O measuring systems. The Company believes that by offering these solutions as an integral part of its FPD-AOI systems, it will be possible to save valuable clean room space, reduce equipment and handling overheads and minimize the potential yield loss associated with the movement of glass panels through the fabrication plant. Furthermore, application of the CD/O as part of the Company’s in-line AOI systems increases the likelihood of detecting process or equipment problems significantly earlier in the manufacturing process, thereby reducing waste of expensive work in process. As with other AOI data, CD/O data is also conveyed to the Company’s EYES-2020 yield management station for statistical analysis, auto-alarming and storage.

(iii)    Recognition Software

•	General

Through Orbograph, the Company develops recognition software comprising automatic check reading and check fraud detection products which are marketed to banks and other financial institutions through system integrators and solution providers. Orbograph has also developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. By using Orbograph’s automatic check reading products, customers substantially reduce their manual labor costs, while at the same time generally achieving greater accuracy than human operators. The Company believes that Orbograph is currently a leading provider of automatic check reading software products.

In 2008, the Company’s recognition software product lines accounted for approximately $15.3 million of revenues (including approximately $5.6 million related to service and support of those products), representing approximately 4% of the Company’s revenues. This compared with approximately $16.7 million of revenues (including approximately $5.0 million related to service and support of those products), representing approximately 5% of the Company’s revenues, in 2007, and approximately $13.1 million of revenues (including approximately $4.2 million related to service and support of those products), representing approximately 3% of the Company’s revenues, in 2006.

•	Check Reading Products

Orbograph’s recognition software drives its automatic check reading products, which operate by acquiring or ‘capturing’ the image of a check, identifying the amount as well as other important information which it contains, and converting that image data into a computer readable, digital number.

OrboCAR Series.    Orbograph’s principal products are the OrboCAR (check amount recognition) suite of products that are designed to read, automatically, the numerical characters and alphabetical letters handwritten or printed on checks. OrboCAR products are utilized in conjunction with the image-based check processing systems employed by banks and other financial institutions. The OrboCAR series includes a range of products, varying in the accuracy and percentage of checks which they are capable of reading, but all of which share common interfaces, thereby facilitating easy upgradeability. The principal product in the series is the OrboCAR Accura, a check amount recognition product introduced in 2002, which achieves a considerably higher degree of accuracy than previous Orbograph products and most human operators.

Other products developed and marketed by Orbograph include: OrboCAR Apex, an innovative product based on Orbograph’s patented Key-Pay technology that provides a highly efficient solution to check data entry by using a combination of artificial intelligence and human intervention; Convene, an add-on utility for forms-processing applications which uses Key-Pay technology to provide remote data-entry and data-repair services; and Sereno, a product that employs proprietary algorithms which utilize recognition and image quality results, as well as verification of the signatures and the check-stock (or check ‘template’) against valid items from a bank’s profile database, to detect fraudulent checks.

(iv)    Medical Imaging

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

Nuclear imaging is typically employed in connection with the diagnosis of cancer and cardiac conditions, and involves the injection into a patient, and the subsequent detection through the use of a gamma camera of the type developed and sold by OMD, of a radioactive tracer that discloses the physiological function of the organ or cell being investigated.

In 2008, the Company’s medical imaging product lines accounted for approximately $21.6 million of revenues (including approximately $2.0 million related to service and support of those products), representing approximately 5% of the Company’s revenues. This compared with approximately $11.1 million of revenues (including approximately $1.2 million related to service and support of those products), representing approximately 3% of the Company’s total 2007 revenues. Over 90% of the Company’s 2008 and 2007 revenues from medical imaging product lines, respectively, relate to sales and service activities of OMD following its acquisition by the Company in August 2007. In 2006, the Company recorded revenues of approximately $0.6 million from its medical imaging product lines (none of which related to service and support).

•	Gamma Cameras

Gamma cameras utilized in the process of nuclear cardiac imaging are complex mechanical and electronic devices, based on sophisticated mechanics, electrical engineering, embedded software, servo-loops, nuclear medical physics, electronic hardware and personal computer software. Through OMD, the Company develops, manufactures and sells gamma cameras as an OEM supplier, through two major industry vendors that distribute the cameras under their own brands, principally to hospitals and privately practicing cardiologists. The Company believes that OMD is currently a leading provider of gamma cameras for use in nuclear cardiac imaging.

OMS is engaged primarily in research and development of solid state gamma radiation detectors for nuclear imaging applications, based on cadmium zinc telluride crystal-growth technology.

(d)    Marketing, Sales and Support

The Company markets its products for inspection of electronic components and provides customer support through its wholly-owned subsidiaries in the United States, Europe, the Far East and Japan. Each subsidiary employs local marketing, sales and customer support personnel. Worldwide marketing efforts are coordinated by the responsible marketing managers, who are based at Company headquarters in Israel. Orbograph, utilizing Orbotech, Inc. as its distributor, markets and sells its principal products through system integrators, principally in North America, who incorporate the Company’s recognition software into the automated check processing systems utilized by banks and other financial institutions. OMD, acting as an OEM supplier, sells its gamma cameras to two major industry vendors that distribute them under their own brands, primarily in the United States.

Approximately 170 people are engaged in the Company’s worldwide sales and marketing efforts, which include participation in various trade shows and conventions, publications and trade press, demonstrations performed in Company facilities and daily contact with customers by sales personnel.

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

At December 31, 2008, the Company employed 513 customer support personnel at 38 locations worldwide to ensure prompt and efficient service. 353 were stationed at 21 locations in the Far East, 43 at 11 locations in Europe, 45 at two locations in Japan, 51 at two locations in the United States and 21 at two locations in Israel. For information on revenues by geographic area, see Item 5—Operating and Financial Review and Prospects—Operating Results—Geographical Analysis; Worldwide Economic Situation; Cost of Revenues—Geographical Analysis and Worldwide Economic Situation.

(e)    Production and Sources of Supply

The Company maintains manufacturing facilities in Israel, the United States, Europe, Korea and Japan. The Company’s manufacturing activities for systems consist primarily of the assembly and testing of components and subassemblies that are acquired from third party vendors and subcontractors and then integrated into a finished system by the Company.

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

Certain key components and subassemblies included in the Company’s systems are purchased from a limited group of suppliers. The Company currently purchases certain key components from single sources of supply. To date, the Company has been able to obtain sufficient units to meet its needs and does not foresee any short-term supply difficulty in obtaining timely delivery of any parts or components. However, an interruption in supply from any of these sources could disrupt production, thereby adversely affecting the Company’s results. The Company generally maintains several months’ inventory of critical components used in the manufacture and assembly of its systems and/or uses framework orders and other types of agreements to ensure the availability of such components.

(f)    Competition

Although the Company is a leader in AOI systems, laser direct imaging, legend printing and plotters for PCBs, and in AOI, test and repair systems for FPDs, it faces competition from a number of companies that either produce or are developing such systems. The Company has responded to this competition with continued enhancements of its various product lines and it anticipates continuing to do so.

During 2008, the Company faced ongoing competition for its FPD products, causing it to experience continuing pricing pressure from customers. Developers of AOI and repair systems in the Far East and Japan offer in-line and off-line solutions that compete with the Company’s InVision, SuperVision, FPI series and array systems, respectively. In addition, the Company’s array testers face competition from a limited number of companies that develop and offer electrical testing solutions for LCDs. Although the Company believes that its solutions compare favorably with those of its competitors, there can be no assurance that FPD manufacturers will continue to choose to purchase the Company’s products.

The Company believes that, based upon their respective characteristics, such as accuracy, speed, image processing, throughput, ease-of-use, automation, editing capabilities and storage format, the performance capabilities of its imaging solutions and its AOI systems, laser direct imaging, legend printing and plotters for PCBs, and in the inspection, testing and repair of FPDs, remain strongly competitive with similar products.

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

Orbograph’s automatic check reading products face competition in North America from a number of other providers of so-called ‘intelligent’ character recognition solutions, some of which are larger in size and/or have more experience in the provision of such solutions than Orbograph. In addition, Orbograph’s Key-Pay, web-based, location-independent keying service also faces competition from more traditional in-house or outsourced keying alternatives.

OMD’s gamma cameras face potential, indirect competition from a number of other companies that currently manufacture and sell gamma cameras for use in nuclear cardiac imaging and which may, in the future, succeed in providing their products, in preference to those of OMD, to major industry vendors which market and sell gamma cameras. Some of these companies may be of significantly greater size, and/or may have access to substantially more capital and other resources, than OMD.

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

The Company believes that its extensive installed base and global network of sales and support offices, as well as the recognition it has attained with PCB and FPD manufacturers, banks and other financial institutions and leading vendors of medical imaging equipment, place it in a strong competitive position with respect to its PCB, FPD, automatic check reading and gamma camera product lines, respectively.

(g)    Additional Considerations Relating to the Company’s Operations in Israel

The Company is incorporated under the laws of the State of Israel, and its headquarters and primary research and development and production facilities are located in Israel. Although virtually all of the Company’s sales are currently made to customers outside Israel, the Company is nonetheless directly influenced by political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company’s operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel. Although Israel has entered into certain agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and has been marked by frequent and continuing violence. In addition, during December of 2008 and January 2009 Israel was engaged in major hostilities with Palestinian forces in the Gaza Strip. To date, these matters have not had any material effect on the Company’s business and results of operations, but there can be no assurance that they will not do so in the future.

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

The Company benefits from certain government programs and tax legislation, particularly as a result of the ‘Approved Enterprise’ or ‘Benefiting Enterprise’ status of substantially all of the Company’s existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an “Approved Enterprise”, a “Benefiting Enterprise” and the “Approved Enterprise Law”, respectively). Pursuant to these programs and legislation, a significant portion of the Company’s income is taxed at reduced rates. See Note 9 to the Financial Statements. To be eligible for these benefits, the Company must continue to meet certain conditions. Should the Company fail to meet such conditions in the future, these benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli CPI. The Company also benefits from a Government of Israel program under which it receives grants from the OCS for the development of generic technologies without incurring any royalty obligations. See Item 5—Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.—Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. The Approved Enterprise Law was amended in 2005; however, these amendments do not impact the status or benefits applicable to the Company’s Approved Enterprises that were approved prior to 2005 and provide substantially similar benefits for new production facilities qualifying as Benefiting Enterprises in Israel; although they may have an adverse effect on the Company’s results of operations in the future because it may require a future provision. For further information see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Taxes on Income; and Note 9a to the Financial Statements.

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

For more information about the risks associated with the Company’s operations in Israel, see Item 3—Key Information—Risk Factors (k), (l) and (p).

4.C    Organizational Structure

The Company’s corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located in Yavne, Israel. Orbotech, Inc., wholly-owned by Orbotech Ltd., maintains its headquarters in Billerica, Massachusetts. PDI maintains its headquarters in San Jose, California. The Company’s European operations are coordinated from the headquarters of its wholly-owned subsidiary in Brussels, Orbotech S.A., and from regional offices in Italy and Germany. OMD operates from offices in Hoersholm, Denmark. New System operates from offices in Gorizia, Italy. Orbotech Pacific Ltd. and Orbotech Asia Ltd., also wholly-owned subsidiaries of Orbotech Ltd., operate through their headquarters in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in Korea, Taiwan, Singapore and China. Orbotech Ltd.’s wholly-owned subsidiary in Japan, Orbotech Japan Ltd., maintains its headquarters in Tokyo. The Company’s principal Israeli subsidiaries are Orbograph (owned approximately 89% by Orbotech Ltd.) and OMS (wholly-owned by Orbotech Ltd.). Frontline operates from headquarters in Yavne, Israel.

4.D    Property, Plants and Equipment

The Company’s primary administrative, manufacturing, research and development, corporate sales, marketing and customer support operations are conducted in and from leased premises located in Yavne, Israel, comprising a total area of approximately 285,000 square feet with an option to lease additional space. The lease is for a ten-year period terminating in 2016, and the Company has a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 403,000 square feet of floor space, which is used primarily in connection with sales, marketing, customer support and, to a lesser extent, engineering and production operations. These leases expire on various dates up to 2017. Also, two of the Company’s European subsidiaries, Orbotech S.A. and New System, hold interests in real property and, through PDI, the Company owns an interest in real property located in San Jose.

The aggregate annual rental for all of the Company’s facilities in and outside Israel in 2008 was approximately $8.8 million (compared to $6.6 million in 2007 and $6.2 million in 2006). This increase from 2007 was largely due to the inclusion of rent associated with properties leased by acquired entities, primarily PDI and its subsidiaries. For further information, see Note 7a to the Financial Statements.

The Company has invested substantial sums in improving the leased properties that it occupies in order to adapt them to its various engineering and production activities. The majority of these improvements have been integrated into the leasehold facilities. At the present time the facilities available to the Company in Yavne, Israel, are partially utilized on a one shift basis, in the course of the Company’s normal operations and are considered to be adequate for such operations. The Company is not presently engaged in the construction or material expansion of any additional building at its Yavne facilities and has no present plans to relocate its facilities. The Company is not aware of any environmental issues that may affect its ability to use its facilities.

As part of the Financing Agreement First Amendment, the Company created a floating charge on all of its assets and a fixed charge on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Financing Agreement. For a description of the Financing Agreement, including the security interest, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources; and Item 10—Additional Information—Material Contracts.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

5.A    Operating Results

(a)    General

Orbotech is an Israeli corporation with three reportable operating segments:

(i) Production Solutions for the Electronics Industry, which consists of the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry, primarily AOI, production and process control systems for PCBs, AOI, test and repair systems for FPDs; and the CAM solutions for PCB production marketed by the Company;

(ii) Recognition Software, which consists of the development and marketing of automatic check reading and check fraud detection products to banks and other financial institutions by Orbograph; and

(iii) Medical Imaging, which, for the years ended December 31, 2008 and 2007, includes primarily the development, manufacture and sale of gamma cameras by OMD and the research, development and sale of solid state gamma radiation detectors for nuclear imaging applications by OMS, and for the year ended December 31, 2006, includes only the research, development and sale of solid state gamma radiation detectors for nuclear imaging applications by OMS.

The Company is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products for the electronics industry are primarily AOI, production and process control systems for PCBs, and AOI, test and repair systems for FPDs. The Company also markets CAM solutions for PCB production. Through Orbograph, the Company develops and markets character recognition solutions to banks and other financial institutions and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing. Through OMD and OMS, the Company is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging.

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In 2008, 2007 and 2006, revenues derived from sales of products constituted approximately 75%, 74% and 80%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During 2008 and 2007, approximately 91% and 92%, respectively, of revenues from both product sales and service were derived from product lines related to the Company’s yield-enhancement and production solutions for the electronics industry, approximately 4% and 5%, respectively, were derived from product lines related to recognition software and approximately 5% and 3%, respectively, were derived from product lines related to medical imaging. During 2006, approximately 97% of revenues from both product sales and service were derived from product lines related to the Company’s production solutions for the electronics industry, and the balance principally from product lines related to recognition software. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. Most of the Company’s revenues are derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. As the Company’s installed base of products grows, service revenues, which typically have lower gross margins than product sales, are also expected to increase. See Note 13a to the Financial Statements for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

The currency of the primary economic environment in which the operations of the Company (other than the Company’s subsidiary OMD) are conducted is the U.S. Dollar. Virtually all of the Company’s sales are made outside Israel in non-Israeli currencies, mainly the U.S. Dollar, and most of its purchases of materials and components are made, and most marketing and service costs are incurred, outside Israel in non-Israeli currencies, primarily the U.S. Dollar. Thus, the functional currency of the Company (other than the Company’s subsidiary OMD) is the U.S. Dollar. The functional currency of OMD is the Euro, since virtually all of its revenues are received, and its expenses are incurred, in Euros.

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

(c)    Critical Accounting Policies

To improve understanding of the Company’s financial statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies annually to ensure that the Financial Statements, which are developed on the basis of these accounting policies, provide in all material respects complete, accurate and transparent information concerning the financial condition of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as at December 31, 2008, and it believes that the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date and the operating results for the period then ended.

In preparing the Financial Statements in accordance with U.S. GAAP, the Company’s management must often make judgments, estimates and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ materially from those estimates and assumptions. In the current economic environment, the risks and uncertainties associated with those estimates and assumptions are exacerbated. For any given individual estimate or assumption made by the Company, there may be alternative estimates or assumptions that are also reasonable. However, the Company believes that, given the facts and circumstances before it at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable approach would cause a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity for the periods presented in the Financial Statements.

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as cyclicality in the industries in which the Company operates, a sustained continuation or a deterioration of the worldwide economic recession, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis. Certain of these risks, uncertainties and assumptions are discussed under the heading Cautionary Statement Regarding Forward-Looking Information and in Item 3—Key Information—Risk Factors.

The Company considers its most significant accounting policies to be those discussed below.

(i)     Revenue Recognition

The Company recognizes revenue from sale of products to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement has been received by the Company, the fee is fixed or determinable and collectibility is reasonably assured. If the Company determines that any of these criteria have not been met, revenue recognition is deferred until all of these criteria have been met. The Company does not, in the normal course of business, provide a right of return to its customers.

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

The Company grants its customers a warranty, usually for a period of six to twelve months, on systems sold. Upon revenue recognition, the Company records as ‘deferred revenue relating to warranty commitments’ a portion of the sale price that relates to the fair value of the work expected to be performed during the warranty period (based on past experience with respect to that product) and recognizes it as service revenue ratably over the warranty period. After the warranty period, service revenue in respect of the Company’s systems is recognized ratably over the contractual period or as services are performed. Annual service fees are generally based on the list price of the Company’s products. It has been the Company’s experience that many of its customers elect to receive maintenance services from the Company on a continuing contractual basis after the conclusion of the warranty period.

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

The Company recognizes revenue from sale of software to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee is fixed or determinable, and collectibility is reasonably assured. When software is made available to customers electronically, it is deemed to have been delivered once the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectibility is in question, revenue is recognized when the fee is collected.

Maintenance revenues are comprised of revenue from support arrangements that include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis, over the life of the related agreement, which is typically one year.

(ii)    Inventory Valuation

Inventories are valued at the lower of cost or market value. Cost is determined as follows: components—on the weighted average basis; labor and overhead—on the basis of actual manufacturing costs. If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required. Once written down, inventory is not written up to reflect a favorable change in market conditions. Inventories are written down for estimated obsolescence based upon assumptions about future demand and market conditions and such write-down reduces net income in the period in which it occurs. Likewise, favorable future demand and market conditions could positively impact future operating results and gross profit if inventory that has been written down is sold for more than carrying value.

(iii)    Concentration of Credit Risks and Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Company generally requires letters of credit from banks. The allowance for doubtful accounts is determined for specific debts the collection of which is doubtful. Under the current adverse and unstable economic conditions, the Company’s credit evaluations may not be accurate or may be based on historical information that does not adequately reflect the severity of the economic downturn. These factors could lead to collection of accounts receivable at lower rates than in the past or than reserves would indicate.

(iv)    Liability for Employee Rights upon Retirement

The Company does not have any obligations to its employees upon retirement that are not fully provided for in the Financial Statements. In accordance with labor laws and agreements in force with respect to its Israeli and Japanese employees, the Company has liability for severance pay upon retirement, and the Company fully records such obligations at each balance sheet date on an undiscounted basis, based on salary components which, in management’s opinion, create entitlement to severance pay. The severance pay liability of the Company and its Israeli subsidiaries to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. See Note 6 to the Financial Statements.

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

The Company may incur additional tax liability in the event of distribution of tax-exempt income. The Company intends permanently to reinvest the amounts of tax-exempt income of its Approved Enterprises and Benefiting Enterprises and does not intend to cause dividends to be distributed from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income as the undistributed tax-exempt income is essentially permanent in duration. In April 2005, substantive amendments to the Approved Enterprise Law came into effect, which revised the criteria for investments qualified to receive tax benefits. These amendments do not apply to investment programs approved prior to January 1, 2005. Under the law as amended, eligible investment programs of the type in which the Company has participated in the past will now qualify for substantially similar benefits as a Benefiting Enterprise, to which the Company will be entitled subject to meeting certain criteria. This replaced the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel. As a result of these amendments, future tax-exempt income generated from Benefiting Enterprises under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes. Therefore, the Company may be required to record deferred tax liability with respect to such tax-exempt income, which would have an adverse effect on its results of operations. Due to current and carryforward losses, the Company did not apply for Benefiting Enterprise status for its production facilities prior to the end of 2008, and therefore has not recorded any deferred tax liability in its consolidated financial statements for 2008.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109’ (“FIN 48”). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and de-recognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48.

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

As a result of adopting FIN 48, as of January 1, 2007, the Company recognized a liability for unrecognized tax benefits in the amount of $896,000, representing mainly interest on contingent tax liabilities. This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the Financial Statements as a decrease in the balance of retained earnings as of January 1, 2007. In addition, pursuant to the provisions of FIN 48, on January 1, 2007, the Company reclassified its previously existing liability for unrecognized tax benefits, in the amount of $9.3 million, from current to non-current liabilities because payment is not anticipated within one year subsequent to the balance sheet date. This non-current liability is included in the consolidated balance sheet among deferred tax liabilities.

(vi)    Business Combinations

The Company accounts for business combinations using the purchase method of accounting. Consideration includes the cash paid, including transaction costs and the fair value of equity awards assumed, if any, less the unvested portion of any equity awards assumed, and excludes contingent employee compensation payable in cash.

During the fourth quarter of 2008, the Company completed its acquisition of PDI, a provider of test and repair equipment to the FPD industry, for an aggregate purchase price of $295.8 million, comprised of $280.0 million in cash, $9.6 million in value of equity awards and $6.2 million in transaction costs incurred in connection with this acquisition.

The following table represents the purchase price allocation for the PDI Acquisition and summarizes the aggregate fair values of the net assets acquired and liabilities assumed on the PDI Closing Date.

Purchase Price Allocation
($ in thousands)
Cash	64,039
Current Assets	78,434
Intangibles:
Existing technology	59,510
Trade name/Trademarks	500
Customer relationships	30,558
In-process research and development	6,537
Backlog	11,346
Non-current assets	10,592
Goodwill	85,677
Liabilities assumed	(51,385)

295,808

The PDI Acquisition was accounted for utilizing the purchase method of accounting, which required the Company to establish a new basis for the assets and liabilities of the acquired entity on the date of the acquisition. The purchase price allocation for PDI takes into account the information management believes is reasonable. However, the Company has one year from the PDI Closing Date to make a final determination of purchase accounting allocations; and, accordingly, adjustments may be made to the foregoing allocations for PDI. Although the final allocation of the purchase price for the PDI Acquisition could differ significantly from the foregoing amounts, the Company does not expect any changes to the final allocation of the purchase price to impact its future operations or have a material adverse impact on its liquidity.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The $85.7 million of goodwill was assigned to the FPD reporting unit. This goodwill was written off during the fourth quarter of 2008; see Goodwill and Acquired Intangible Assets.

The existing technology consists of test and repair technologies used in the manufacturing of FPDs.

The results of operations of PDI are included in the Financial Statements from the PDI Closing Date. Pro forma unaudited revenue and net income (loss) data are presented in Note 12b to the Financial Statements.

The Company expensed in-process research and development of $6.5 million upon completion of the acquisition of PDI. The in-process research and development that was expensed related to the acquired intellectual property for the test and repair areas, for which technological feasibility had not been established at the acquisition date and no future alternative uses had been identified at that time.

During 2007 the Company recorded a large increase to goodwill due to the acquisition of New System and OMD. Virtually all of the goodwill and intangible assets of OMD were written off during 2008. See Goodwill and Acquired Intangible Assets below.

(vii)    Goodwill and Acquired Intangible Assets

(A)    Goodwill

The following table presents the changes in goodwill balance during the year ended December 31, 2008:

U.S. Dollars
($ in thousands)
As of January 1, 2008	37,803
PDI goodwill acquired	85,677
Translation differences	(330)
Impairment	(110,403)

As of December 31, 2008	12,747

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable assets acquired in each business combination. The carrying value of the goodwill was allocated to Orbotech’s reporting units pursuant to FAS No. 142, ‘Goodwill and Other Intangible Assets’ (“FAS 142”).

Goodwill impairment testing is a two-step process. The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

In accordance with FAS 142, the Company completed its annual evaluation of the goodwill of each reporting unit on September 30, 2008. This led to the conclusion that the carrying value of goodwill and intellectual property allocated to OMD exceeded its fair value, and as a result goodwill in the amount of $17.0 million was written-off. Additionally, during the third quarter of 2008, after a re-focusing of its strategic plan, the Company began phasing out its activities in its assembled PCB business and accordingly wrote-off the remaining $5.4 million of goodwill allocated to that reporting unit.

During October 2008, the Company recorded a large increase to goodwill balance due to the acquisition of PDI. Following this acquisition, and after giving effect to the write-offs of the goodwill of OMD and the Company’s assembled PCB business, the Company’s goodwill was approximately $100.7 million, virtually all of which was allocated to the Production Solutions for the Electronics Industry segment.

At December 31, 2008, as a result of the global economic downturn that had negatively affected capital expenditure in the electronics industry and a significant reduction in the Company’s market capitalization, the Company determined that there would be no implied value attributable to its FPD reporting unit. Accordingly, the Company wrote off all $88.0 million of goodwill attributable to that reporting unit.

Fair value was determined by using a market-based and income approach, as this combination was deemed to be the most indicative of the Company’s fair value in an arms’ length transaction between market participants.

(B)    Acquired Intangible Assets

The Company’s acquired intangible assets, other than goodwill, are comprised primarily of intellectual property and are amortized on a straight-line basis over a period of five years, the estimated useful life of such intangible assets, based on past experience. If an event or a change in circumstances (such as a significant industry downturn, a significant decline in the market value of the Company or significant reductions in projected future cash flows) indicates that the carrying amount of such intangible assets may not be recoverable through undiscounted future cash flows, the carrying amount of these assets will be reviewed for impairment and, if necessary, written down to their estimated fair values at that time.

The following table presents the changes in acquired intangible assets during the year ended December 31, 2008:

U.S. Dollars
($ in thousands)
As of January 1, 2008	29,213
Intangible assets acquired	108,451
Translation differences	(193)
Amortization	(14,636)
Impairment	(21,260)

As of December 31, 2008	101,575

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable in accordance with FAS 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ (“FAS 144”). At September 30, 2008, the Company tested whether the intangible assets of OMD had been impaired, including through a forecast of the expected future cash flows of OMD and an assessment as to the reasonableness of the assumptions underlying such forecast. As a result of the foregoing, the Company determined that the carrying amount of certain intangible assets, primarily existing technology and customer relationships allocated to OMD, exceeded their fair value by $21.3 million. As a result, an impairment charge of $21.3 million was recorded during the third quarter of 2008.

At December 31, 2008, as a result of the ongoing global economic downturn and a significant reduction in the Company’s market capitalization, the Company performed an assessment of its acquired intangible assets to test for recoverability in accordance with FAS 144. Based on this assessment, undiscounted projected future operating cash flows for these intangible assets exceeded their net book value, indicating that as of such date the Company was not required to record an impairment charge with respect to such intangible assets.

At December 31, 2007, the Company tested whether the intangible assets of OMS had been impaired, and determined that the carrying amount of certain intangible assets, primarily existing technology allocated to OMS, exceeded their fair value by $1.3 million. As a result, an impairment charge of $1.3 million was recorded during the fourth quarter of 2007.

For the years ended December 31, 2008, 2007 and 2006, amortization expense associated with the acquired intangibles that were not the subject of the foregoing impairment charges was $8.1 million, $4.3 million and $0.6 million, respectively. Based on the intangible assets recorded as of December 31, 2008, and assuming that no subsequent additions to, or impairments of, the underlying intangible assets occur, the remaining estimated amortization is expected to be as follows:

Year ending December 31,	Amortization
($ in thousands)
2009	20,099
2010	14,426
2011	12,536
2012	11,936
2013-2019	42,578

For additional information concerning the write-off of the Company’s acquired intangibles and the future effect on income (loss) of amortization of other intangible assets, see Notes 1i, 1j and 5 to Financial Statements.

(viii)    Share-based Compensation

In accordance with FAS 123(R), the Company accounts for employees’ awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

Staff Accounting Bulletin No. 107 (“SAB 107”) requires share-based payment to be classified in the same expense line items as cash compensation. The Company has applied the classification requirements of SAB 107 in its adoption of FAS 123(R).

The Company elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the accelerated multiple-option approach.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service had not been rendered that were outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS No. 123, ‘Accounting for Stock-Based Compensation’.

As a result of adopting FAS 123(R), total expenses recorded during 2008 were $5.3 million ($3.5 million in respect of option grants and $1.8 million in respect of restricted shares awarded and RSUs assumed). The corresponding aggregate amounts in 2007 and 2006 were $4.5 million and $5.3 million, respectively. Compensation expense for equity awards in 2008 was allocated as follows: $0.5 million to cost of revenues: $1.4 million to research and development costs and $3.4 million to selling, general and administrative expenses. As a result of an election under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), the Company generally will not be allowed to claim an expense in Israel for tax purposes. For further information see Item 6—Directors, Senior Management and Employees—Share Ownership—The 2000 Plan.

The unrecorded maximum compensation expense for equity awards outstanding at January 1, 2009 is estimated at approximately $10.7 million at that date (without taking into account forfeiture rates) and will be recorded in the consolidated financial statements for the following periods:

Period	Compensation Cost
($ in millions)
2009	6.1
2010	3.2
2011	1.2
2012	0.2

These amounts reflect the compensation cost of all outstanding awards, including those granted or assumed in 2008 (which consisted of options to purchase a total of 3,469,544 Ordinary Shares, 158,839 restricted shares and RSUs with respect to 1,542,693 Ordinary Shares), but do not reflect the compensation cost of any equity awards granted commencing January 1, 2009, which will be reflected in future consolidated financial statements over the applicable vesting period in accordance with FAS 123(R).

Compensation expense relating to future equity awards will depend on a variety of factors including the level and type of future awards and their terms; valuation considerations such as expected option life, volatility of the market price of the Ordinary Shares and applicable risk-free interest rates; and future levels of forfeitures of such awards. The Company is not currently able to estimate the additional compensation expense from future grants but will examine carefully this expense and its relation to net income (loss) when making such grants.

For a discussion of modifications to the Company’s equity remuneration plans approved by shareholders in July 2005 prior to the adoption of FAS 123(R) and for a discussion of equity remuneration plans assumed by the Company in connection with the PDI Acquisition, see Item 6—Directors, Senior Management and Employees—Share Ownership.

(d)    Newly Issued Accounting Pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), ‘Business Combinations’ (“FAS 141(R)”). FAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is not permitted. The Company was required to, and did, adopt FAS 141(R) on January 1, 2009 in respect of business combinations entered into after that date.

In December 2007, the FASB issued FAS No. 160, ‘Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51’ (“FAS 160”). FAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the de-consolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. FAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. FAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. FAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. FAS 160 is to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which is to be applied retrospectively for all periods presented. The Company was required to, and did, adopt FAS 160 on January 1, 2009, and is currently assessing the impact that SFAS 160 may have on its consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2, ‘Effective Date of FASB Statement No. 157’, which delays the effective date of FAS No. 157, Fair Value Measurements from 2008 to 2009 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In March 2008, the FASB issued FAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“FAS 161”), which requires additional disclosures about the objectives of using derivative instruments; the method by which the derivative instruments and related hedged items are accounted for under FASB Statement No.133 and its related interpretations; and the effect of derivative instruments and related hedged items on financial position, financial performance and cash flows. FAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after

November 15, 2008, with early adoption encouraged. The Company adopted FAS 161 on January 1, 2009. FAS 161 will not impact the Company’s consolidated financial results as it consists of disclosure requirements only.

In April 2008, the FASB issued FSP 142-3, ‘Determination of the Useful Life of Intangible Assets’ (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under FAS 142. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company was required to, and did, adopt FSP 142-3 on January 1, 2009. The Company is currently assessing the impact of FSP 142-3 on its consolidated financial position and results of operations; however, it does not expect the adoption of FSP 142-3 to have a material effect on its consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-7, ‘Accounting for Defensive Intangible Assets’ (“EITF 08-7”). EITF 08-7 applies to defensive intangible assets, namely those which the acquirer does not intend actively to use but rather intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. A defensive intangible asset shall be assigned a useful life in accordance with paragraph 11 of FAS 142. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is not permitted. The Company was required to, and did, adopt EITF 08-7 on January 1, 2009, and it does not expect the adoption of EITF 08-7 to have a material effect on its consolidated financial statements.

(e)    Geographical Analysis; Worldwide Economic Situation; Cost of Revenues

(i)    Geographical Analysis and Worldwide Economic Situation

The following table sets forth the Company’s product and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2008		2007		2006
	in thousands	% of total	in thousands	% of total	in thousands	% of total
Sales of Products
North America	$47,609	15	$47,568	18	$39,922	12
Europe	26,652	8	31,828	12	29,691	9
Japan	25,175	8	28,581	11	60,230	18
Taiwan	44,365	14	37,456	14	54,430	16
China	62,770	20	83,287	31	92,926	28
Korea	107,544	33	30,609	11	45,811	14
Far East*	4,596	1	4,802	2	9,084	3
Other	4,314	1	2,410	1	1,232	—

Total Sales	$323,025	100	$266,541	100	$333,326	100

Services Rendered
North America	$20,258	19	$18,154	19	$16,395	20
Europe	12,458	12	10,400	11	10,827	13
Japan	13,709	13	11,449	12	10,697	13
Taiwan	17,805	17	13,244	14	16,592	20
China	26,678	25	32,694	35	18,772	23
Korea	11,320	10	4,583	5	6,767	8
Far East*	3,900	4	2,921	3	2,810	3
Other	393	—	676	1	283	—

Total Service	$106,521	100	$94,121	100	$83,143	100

TOTAL	$429,546		$360,662		$416,469

*	other than Taiwan, China and Korea.

Approximately 74% of the Company’s revenues from product sales and services rendered during 2008 (compared to 70% during 2007 and 76% during 2006) were derived from the Far East and Japan, including approximately 28% from revenues in Korea, 21% from revenues in China, 15% from revenues in Taiwan and 9% from revenues in Japan. Of the Company’s revenues from product sales and services rendered that were derived from the Far East and Japan in 2007, approximately 32% were from revenues in China, 14% were from revenues in Taiwan, 11% were from revenues in Japan and 10% were from revenues in Korea. In addition, virtually all of the Company’s revenues from its gamma camera products during 2008 and 2007, and from its automatic check reading products during 2008, 2007 and 2006, were derived from sales in North America. The Company monitors developments, including banking and currency difficulties, in the financial markets and economies of all countries and regions in which it markets its products and their possible impact upon the Company.

During 2008, the Company recorded significantly higher revenues from Korea compared with the previous year, which was principally a function of capital expenditures by Korean FPD manufacturers associated with the new investments in LCD fabrication facilities and the consolidation of PDI as from the fourth quarter of 2008. The decrease in revenues from Japan and China was a direct reflection of the downturn in the global electronics industry, as a result of which PCB manufacturers reduced their investments in manufacturing facilities in those countries. The lower revenues generated from Europe reflect the decreased sales of AOI systems for assembled PCBs, which was in turn a function of the continued strong competitive environment in that industry and the Company’s decision, during the third quarter of 2008, to phase out its activities in this area.

During 2007, the Company recorded significantly reduced revenues from Japan, Korea and Taiwan compared with the previous year, which was principally a function of the reduced demand for the Company’s FPD-AOI systems stemming, in turn, from the substantially lower levels of capital expenditure by FPD manufacturers in those countries. The decrease in revenues from China primarily reflected lower sales of assembled PCB-AOI equipment. The increase in revenues from North America was due primarily to the inclusion, for the first time, of revenues from sales of gamma cameras by OMD, as well as to the higher revenues from Orbograph, all of which were in the United States.

The Company’s ability to foresee future changes in the total volume of orders for its products and services remains limited, particularly, but not only, with respect to its PCB products. The inherent uncertainties associated with the global economic environment and the financial markets and economies of those countries in which the Company markets its products, together with the related possible changes in demand for its products, means that past operating results may not necessarily be indicative of the future. See Item 5—Operating and Financial Review and Prospects—Trend Information.

(ii)    Cost of Revenues

	Year Ended December 31,
	2008	2007	2006
	in thousands
Cost of Products Sold
Material and subcontractors	$155,654	$124,945	$142,409
Labor costs	15,071	10,114	9,206
Overhead and other expenses	11,262	7,359	8,065

Subtotal	*181,987	*142,418	159,680

Cost of Services Rendered
Materials consumed	$28,321	$22,909	$19,449
Labor costs	31,229	28,615	28,282
Overhead and other expenses	19,102	16,674	19,497

Subtotal	78,652	68,198	67,228

Total Cost of Revenues	$260,639	$210,616	$226,908

*

Excludes the write-downs of inventories of $3.3 million in 2008 and $4.8 million in 2007 relating primarily to excess inventories of components for certain of the Company’s PCB products. See Note 13c to the Financial Statements.

(f)    Effective Corporate Tax Rate

The Company’s income tax obligations consist of those of the Company in Israel and those of each of its subsidiaries in their respective taxing jurisdictions.

Beginning January 1, 2003 and until December 31, 2006, the Company elected to exercise the option available to it under Israeli tax laws to calculate its taxable income in Dollars so as to reduce any potential exposure based on the differential between the change in the exchange rate of the Dollar to the New Israeli Sheqel (“NIS”) and the change in the Israeli CPI. For those years in which the Company’s taxable income was measured in Dollars, its effective tax rate was influenced mainly by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; and (c) the portion of the Company’s income which is entitled to tax benefits due to those of its production facilities which are Approved Enterprises or Benefiting Enterprises.

The Company initially elected to calculate its taxable income for 2007 in Dollars. However, during 2008, the Company availed itself of an option available to it under Israeli tax laws, to reverse that previous election in respect of 2007, and measure its tax liability for that year in NIS rather than Dollars. Having made such election, the Company is precluded from measuring its tax liability in Dollars during the years 2008—2010, and will therefore measure its tax liability for those years in NIS. As a result, the Company’s effective tax rate for those years will be influenced by the factors mentioned in the preceding paragraph, as well as the changes in the exchange rate of the Dollar to the NIS.

The combination of the above factors produced effective tax rates of 0%, 15.5% and 12.4% for the years 2008, 2007 and 2006, respectively.

See Item 4—Information on the Company—Business Overview—Additional Considerations Relating to the Company’s Operations in Israel; Note 9 to the Financial Statements; and Taxes on Income.

(g)    Impact of Inflation and Currency Fluctuations

The Dollar cost of the Company’s operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the Dollar. The Company’s Dollar costs will increase if this ‘gap’ widens and Israeli currency is revalued or, if devalued, its devaluation rate fails to keep pace with the rate of inflation in Israel, and, conversely, the Company may benefit if Israeli currency devalues against the Dollar at a rate that exceeds the rate of inflation in Israel. The potential impact of this currency effect has been increased as a result of the Company’s decision, as from 2007, to measure its tax liability in NIS rather than Dollars. In the years ended December 31, 2008, 2007, 2006, 2005 and 2004, the annual inflation rate in Israel as adjusted for the change in the rate of exchange of the Israeli currency in relation to the Dollar was 3.9%, 13.3%, 8.1%, (4.1)% and 2.8%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 3.802, NIS 3.846, NIS 4.225, NIS 4.603 and NIS 4.308, respectively. The Company experienced increases in the Dollar costs of operations in Israel in 2008, 2007, 2006 and 2004, and a decrease in 2005. The changes in the Dollar cost of the Company’s operations in Israel relate primarily to the cost of salaries in Israel, which are paid in, and constitute a substantial portion of, the Company’s expenses in NIS. These NIS related expenses constituted approximately 28%, 27% and 25% of the total expenses of the Company for 2008, 2007 and 2006, respectively. There can be no assurance that the Company will not be materially adversely affected if Israeli currency is revalued in relation to the Dollar or, if devalued, inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on March 20, 2009, was NIS 4.024 = $1.00, compared with NIS 3.802 on December 31, 2008. See Item 5—Operating and Financial Review and Prospects—Trend Information.

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

(h)    Results of Operations

The following matters could affect the comparability of results on a year-to-year- basis.

(i)    2008 Acquisitions and Other Initiatives

On October 2, 2008, the Company completed its acquisition of PDI, a provider of test and repair equipment to the FPD industry, for an aggregate purchase price of $295.8 million comprised of $280.0 million in cash, $9.6 million in value of equity awards and $6.2 million in cash transaction costs. The results of operations for the PDI Acquisition are included in the Company’s consolidated results of operations beginning October 2, 2008. The PDI Acquisition, which is the largest by the Company to date, is a major part of Orbotech’s strategy for growth in its FPD business. During the third quarter of 2008, as part of the re-focusing of its strategic plan, the Company decided to phase out its assembled PCB business; accordingly, it experienced reduced activity in this business.

In 2008, the Company recorded an impairment charge of approximately $131.7 million related primarily to a write-off of approximately $88.0 million of goodwill associated with the Company’s FPD business; approximately $38.3 million of the goodwill and intellectual property of OMD; and approximately $5.4 million of goodwill of the Company’s assembled PCB business.

(ii)    2007 Acquisitions

In 2007, the Company acquired New System for approximately $17 million, the results of which are included in the Company’s consolidated results of operations beginning May 14, 2007; and OMD for approximately $41 million, the results of which are included in the Company’s consolidated results of operations beginning August 6, 2007. In 2007, the Company recorded a $4.7 million impairment charge related to a write-down of the goodwill and intellectual property of OMS acquired in 2005.

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2008	2007	2006
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	61.5	59.7	54.5

Gross profit	38.5	40.3	45.5

Operating expenses
Research and development costs:
Expenses incurred	18.6	19.7	14.9
Less—government participations	0.8	0.9	0.4

Net research and development costs	17.8	18.8	14.5

Selling, general and administrative expenses	17.1	18.6	16.6
Amortization of intangible assets	1.9	1.3	0.1
In-process research and development charges	1.5	—	—
Restructuring costs	2.0	0.2	0.8
Impairment of goodwill and intellectual property	30.7	1.3	—

Total operating expenses	71.0	40.2	32.0

Operating income (loss)	(32.5)	0.1	13.5

Financial income (expenses)—net	(0.3)	2.5	1.8
Write-down of long-term investments	—	1.4	—
Income (loss) before taxes on income	(32.8)	1.2	15.3

Income tax expenses (benefit)	(1.3)	0.6	1.9

Income (loss) from operations of the Company and its subsidiaries and joint venture	(31.5)	0.6	13.4

Share in profits (losses) of an associated company	—	(0.1)	(0.1)
Minority share in profits of consolidated subsidiary	—	(0.1)	(0.1)

Net income (loss)	(31.5)	0.4	13.2

(i)    Year Ended December 31, 2008 Compared To Year Ended December 31, 2007

The Company’s financial results for 2008 reflect another very challenging year, during which it became increasingly apparent that the industries served by the Company were being negatively impacted by the global economic recession. Although FPD revenues in 2008 increased to record levels, due in part to the PDI Acquisition, beginning from the fourth quarter of 2008 the Company has experienced a decline in new FPD equipment orders as a result of the global economic downturn. In addition, during 2008, because of the overall economic uncertainty and the increased continuing difficulties experienced by customers in securing credit facilities, PCB manufacturers began reducing their production levels and, in turn, their capital expenditures, resulting in substantially lower demand for the Company’s PCB equipment compared with the previous year. In response to these developments, the Company took specific measures designed to realign its cost infrastructure.

During 2008, the Company took an important step towards implementing its strategy of expanding product offerings to FPD manufacturers by acquiring PDI, a leading provider of test and repair systems for the FPD industry. Additionally, as part of a re-focusing of its strategic plan, during the third quarter of 2008, the Company began phasing out its activities in the assembled PCB business; and from the beginning of 2009, has ceased to develop and market assembled PCB equipment. During the first quarter of 2009, the Company signed an agreement with Orpro of Italy, for the sale of its assembled PCB business in Europe and the Americas. The Company plans to continue to support and service its installed base of assembled PCB systems in the Asia Pacific region.

Revenues in 2008 totaled $429.5 million compared with $360.7 million in 2007, an increase of approximately 19%. Of these revenues, $45.2 million was attributable to the business of PDI, which was acquired by the Company on October 2, 2008. The 7% increase in revenues (excluding those from PDI) compared with 2007 reflects a significant increase in revenues from sales of the Company’s FPD-AOI systems which was, however, offset by a substantial decrease in revenues from sales of the Company’s PCB products. Service revenues increased to a record $106.5 million (including $4.3 million attributable to the business of PDI) from the $94.1 million recorded in 2007. The increase in service income reflects the Company’s ongoing success in securing service contracts for its global installed base of PCB-AOI systems.

Revenues from the sale and service of PCB-related equipment decreased by 19% to $217.6 million from the $268.4 million recorded in 2007. Of these revenues, $191.5 million, representing approximately 44% of the Company’s total revenues, was attributable to sales and service of equipment for bare PCBs and $26.1 million, representing approximately 6% of the Company’s total revenues, was attributable to sales and service of equipment for assembled PCBs. In 2007, $237.0 million of revenues, representing approximately 65% of the Company’s total revenues, was attributable to sales and service of systems for bare PCBs and $31.4 million of revenues, representing approximately 9% of the Company’s total revenues, was attributable to sales and service of equipment for assembled PCBs. For further information on assembled PCBs, see Item 4—History and Development of the Company—Major Business Developments.

During 2008, there was a substantial reduction in capital investments by PCB manufacturers, in both new facilities and plant expansions, which in turn severely impacted the Company’s PCB business. Nevertheless, the Company continued to develop new products and solutions for PCB manufacturers. During the first half of 2008, the Company introduced the Paragon Ultra direct imaging system for complex and advanced applications; and the Perfix automated optical repair system which enables automatic repair of ‘shorts’ and ‘excess copper’ defects in high-end PCBs. During the second half of 2008, the Company introduced the Sprint, which offers highly accurate inkjet legend printing solutions, and the LP-9 Laser Plotter, which provides improved speed throughput in PCB production. The Company sold 59 Paragon direct imaging systems, a significant decrease from the 97 sold during 2007. Although revenues from the Company’s PCB products decreased in 2008, the Company believes that its competitive position in this industry did not deteriorate during the year.

Revenues during the year from sales of AOI systems for assembled PCBs decreased by approximately 22% from 2007, reflecting the competitive environment in this industry and the Company’s decision, during the third quarter of 2008, to phase out its activities in this area.

Revenues from the sale and service of FPD-related equipment in 2008 increased to $175.1 million from the $64.5 million recorded in 2007, and included $45.2 million which was attributable to the business of PDI. Excluding the PDI revenues, FPD revenues increased by 101% compared with 2007. During 2007, FPD manufacturers had delayed capital investments; however, in the latter part of the year panel prices stabilized and demand for panels, particularly for LCD televisions, increased. As a result, the Company recorded strong bookings in the latter part of 2007, and increased shipments of its FPD equipment in 2008 for a substantial number of new fabrication facilities that were being constructed during 2008. During the fourth quarter of 2008, the Company shipped and installed the first Generation 10 LCD inspection system at Sharp’s Sakai facility in Tokyo. The Company’s acquisition of PDI and its ongoing investment in research and development have strengthened its position at the forefront of this industry and in the provision of state-of-the-art solutions for FPD manufacturers. Through its broad offerings of in-line and off-line products, the Company continues to provide comprehensive yield-enhancement inspection solutions to meet the critical needs of these customers.

Revenues from the Company’s Recognition Software segment decreased to $15.3 million in 2008 from the $16.7 million recorded in 2007. Revenues from sales of Orbograph’s OrboCAR and Apex Key-Pay products decreased by $2 million; primarily reflecting the caution being displayed by banking and financial institutions when considering capital investments, in the current negative economic environment and particularly in view of the turmoil in the banking and finance sectors. During the second half of 2008, Orbograph began to implement a new business model, which was designed to allow customers to spread their capital investments in Orbograph products over the life of the product (by linking payments to items actually processed), rather than being weighted towards the initial time of purchase, as has traditionally been the case. This new model has initially been well received by several customers. In 2008, Orbograph’s service revenues increased by approximately $0.6 million or 13% from 2007. The Company believes that this reflects customers’ continuing, strong reliance on Orbograph’s solutions and customer support services. Concomitant with the decrease in revenues, operating income from this segment also decreased, to $3.6 million from $4.5 million in 2007.

Revenues from the Company’s Medical Imaging segment, predominantly comprised of revenues from sales of gamma cameras by OMD, increased to $21.6 million in 2008 from the $11.1 million recorded in 2007; however, 2007 revenues for this segment include only those recorded between August and December, 2007. Giving full effect in 2007 to the sale by OMD of gamma cameras, revenues from this segment in 2007 would have been $23 million. This 7% decrease resulted partly from the economic downturn, but was also due, among other factors, to legislative changes in the United States which have had the effect of reducing insurance reimbursement for purchases of medical equipment of the type provided by OMD.

The increase in the cost of products sold in 2008 of $34.7 million, or 27.8%, was principally a result of the $30.7 million increase in expenditures on materials and components, resulting mainly from the increased volume of products sold. Labor costs and overhead and other expenses increased by $8.7 million, $4.2 million of which was attributable to the inclusion of one quarter of PDI activity, and a full year of activity of both New System and OMD, which were acquired in May and August of 2007, respectively. The remaining increase of $4.5 million reflected labor and overhead costs attributable to the ramp up of FPD manufacturing facilities, which increased significantly from 2007.

During the fourth quarter of 2008, in connection with the phasing out of its operations in the assembled PCB business, the Company wrote-down $3.3 million of inventory, consisting primarily of raw materials, related to that business.

The cost of services rendered in 2008 increased by $10.5 million, or 15.4%, while the increase in revenues from services rendered was $12.4 million, or 13.2%. The cost of materials consumed increased by $5.4 million, reflecting the growing installed base of the Company’s direct imaging systems and the inclusion of PDI for the fourth quarter of 2008. The cost of labor and overhead increased by $5.1 million, about half of which was attributable to PDI, with the balance due to increased investment in the Company’s global customer support infrastructure including regional response centers and remote diagnostics.

Gross profit for 2008 was $165.6 million, or 38.6% of revenues, compared to $145.2 million, or 40.3% of revenues, in 2007. Gross profit for 2008 from sales of equipment, excluding the inventory write-down, was $168.9 million, or 39.3% of product sales, compared to $150.0 million, or 41.6%, excluding the inventory write-down during 2007. The decrease in gross margins arose from underutilization of the Company’s manufacturing capacity, as well as the inclusion, for the first time, of the full year operations of OMD which, as an OEM, experiences substantially lower product gross margins than the Company’s electronics industry products. Gross profit for 2008 from services rendered was $27.8 million, or 26.1% of service revenues, compared to $25.9 million, or 27.5%, during 2007. This marginal percentage decrease resulted from the growing installed base of the Company’s direct imaging systems, service margins in respect of which are lower than those of the Company’s inspection products.

Research and development costs increased to $79.9 million in 2008 from $71.1 million in 2007. Of that increase, $5.6 million was attributable to the first time consolidation of PDI’s research and development expenses commencing from the fourth quarter, $1.6 million to the full-year incorporation of OMD, which was acquired in August 2007, and $0.7 million to the full-year incorporation of New System, which was acquired in May 2007. The Company continued to invest significant sums in developing new and innovative technologies. During 2008, the Company received $3.1 million in Israeli Government participations in its research and development expenditures (compared to $3.2 million in 2007) and, for the first time, $180,000 in royalty-free participations from a consortium sponsored by the European Union.

Selling, general and administrative expenses increased by $6.3 million, or 9.4% to $73.3 million in 2008 from $67.0 million in 2007. Of that increase, $3.4 million was attributable to the first time consolidation of PDI’s selling, general and administrative expenses commencing from the fourth quarter, $0.7 million to the full-year incorporation of OMD, which was acquired in August 2007 and $1.3 million to an increase in selling and marketing expenses of the FPD product line due to the higher levels of revenues from FPD products.

The amortization of other intangible assets during 2008 increased to $8.1 million from $4.3 million in 2007, and reflected $4.8 million of amortization which was attributable to the allocated intangible assets arising from the acquisition of PDI in October 2008. For further information concerning amortization expenses for 2008 and 2009, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Goodwill and Acquired Intangible Assets.

During the fourth quarter of 2008, as part of the allocation of the purchase price of PDI, the Company wrote off acquired in-process research and development charges of $6.5 million. This compared to the $0.4 million write-off of in-process research and development expenses in 2007 resulting from the acquisition of OMD. For further information concerning in-process research and development, see Item 5.A(c) Critical Accounting Policies—Business Combinations.

During the second half of 2008, in light of the difficult worldwide economic conditions, the Company adopted certain measures designed to realign its infrastructure, including reductions in the Company’s worldwide workforce and other cost-cutting measures. These measures, combined with operational synergies relating to the PDI Acquisition, are anticipated to result in total cost savings of approximately $65-70 million in 2009. The Company’s cost-cutting measures resulted in the recording of a restructuring charge of $6.4 million. Additionally, as a result of phasing out its assembled PCB business, the Company recorded a restructuring charge of $2.4 million, comprised primarily of workforce reductions. Restructuring charges for 2008 totaled $8.8 million, compared to a restructuring charge of $0.5 million in 2007.

During 2008, the Company incurred impairment charges of $131.7 million as follows: $38.3 million ($32.7 net of taxes) of impairment related to the goodwill and other intangibles allocated to OMD; $88.0 million (net of taxes) of impairment related to goodwill associated with the Company’s FPD business; and $5.4 million (net of taxes) of impairment related to the goodwill allocated to its assembled PCB business. This compares to total impairment charges of $4.7 million (net of taxes) in 2007, which related to the goodwill and intellectual property of OMS. For further information regarding these charges, see Item 5.A(c) Critical Accounting Policies—Goodwill and Acquired Intangible Assets.

During 2008, the Company reported an operating loss from its Medical Imaging segment of $42.2 million on revenues of $21.6 million, compared to a 2007 operating loss of $13.1 million on revenues of $11.1 million. Excluding the impairment and amortization charges, of $40.7 million and $7.7 million in 2008 and 2007, respectively, the operating loss in this segment for 2008 was $1.5 million, significantly less than the 2007 operating loss of $5.4 million. The reduced loss was attributable to the acquisition of OMD in August 2007 and its full year contribution to the segment’s operations during 2008.

Net financial loss totaled $1.3 million in 2008, compared with net financial income of $9.1 million in 2007. The decrease in interest income, to $5.1 million from $9.3 million in 2007, resulted from lower average interest rates and the decrease in the Company’s cash balances following the PDI Acquisition. It also reflected $0.9 million in interest income which was recorded by the Company during 2007 from Coreflow Scientific Solutions Ltd. (“Coreflow”), in which the Company previously held a 30% equity interest (calculated on a fully diluted basis). During 2008, the Company received repayment of $950,000 from this investment, and the outstanding loan balance of $100,000 at December 31, 2008 is repayable, with interest, through 2010. The Company recorded a translation gain of $0.4 million in 2008 (compared to a gain of $1.5 million in 2007). Financial expenses during 2008 included: $2.6 million interest expense paid to IDB on the $160 million loan; $1.4 million of costs incurred in relation to factoring of letters of credit (compared to $1.3 million in 2007); a $0.8 million loss on the sales of marketable securities; and $1.5 million written down following the determination that the Company’s remaining marketable securities were other-than-temporarily impaired in that amount. The Company recorded an impairment of $0.5 million on its marketable securities in 2007.

Tax benefit on income in 2008 was $5.7 million, compared to a tax expense of $2.3 million in 2007. The Company’s tax benefit was principally comprised of the write-off of the $5.6 million tax benefit accruing to the acquired intangibles of OMD. The Company had income tax expenses of $5.3 million in 2008; however, this was offset by a benefit of $5.4 million relating to tax losses for 2008, which the Company believes it will realize in the near future. The Company’s effective tax rates for 2008 and 2007 were 0% and 15.5%, respectively. Generally, the Company’s effective tax rate varies largely as a function of benefits received from the State of Israel, particularly those relating to Approved Enterprises or Benefiting Enterprises. See Item 5—Operating and Financial Review and Prospects—Operating Results—Effective Corporate Tax Rate.

The minority share in profits of a consolidated subsidiary of $0.2 million in 2008 reflected the 11% minority interest in Orbograph. This compared to the minority share in profits of $0.4 million in 2007.

Net loss for the year ended December 31, 2008 was $135.3 million, or $4.04 per share (diluted), compared with net income of $1.5 million, or $0.04 per share (diluted), for the year ended December 31, 2007.

(j)    Year Ended December 31, 2007 Compared To Year Ended December 31, 2006

The Company’s financial results for 2007 reflected a very challenging year, as evidenced by the reduction in revenues, gross margins and net income compared to 2006. This resulted primarily from substantially lower demand for the Company’s FPD-AOI equipment which was, in turn, a function of a cyclical downturn, commencing in the latter part of 2006 and continuing through 2007, in the capital investment expenditures of FPD manufacturers. During 2007, the Company took important steps towards implementation of its strategy of expanding its product offerings from yield-enhancement to production solutions, in particular with the significant expansion of its installed base of direct imaging systems, the acquisition of New System, an Italian manufacturer of inkjet legend printers, and through increasing its investments in internal research and development programs oriented towards production solutions. The Company also took a significant step in the implementation of its strategy for diversification into new growth areas for imaging technologies through the acquisition of OMD, a Danish manufacturer of gamma cameras for use in nuclear cardiac imaging.

Revenues in 2007 totaled $360.7 million compared with $416.5 million in 2006. This decrease of approximately 13% was due primarily to a 50% reduction in sales and service revenues from the Company’s FPD-AOI systems; however, this was partially offset by revenues from OMD and by an increase in revenues from service activities, to a record $94.1 million from the $83.2 million recorded in 2006. The increase in service income reflects the Company’s continued success in securing service contracts for its steadily increasing global installed base of PCB-AOI systems.

Revenues from the sale and service of PCB-related equipment decreased by 2% to $268.4 million from the $273.7 million recorded in 2006. Of these revenues, $237.0 million, representing approximately 65% of the Company’s total revenues, was attributable to sales and service of equipment for bare PCBs and $31.4 million, representing approximately 9% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs. In 2006, $234.0 million of revenues, representing approximately 56% of the Company’s total revenues, was attributable to sales and service of systems for bare PCBs and $39.7 million of revenues, representing approximately 10% of the Company’s total revenues, was attributable to sales and service of AOI systems for assembled PCBs.

During 2007, the Company sold approximately 450 Discovery PCB-AOI systems. In the second quarter, the Company introduced the Ultra-Discovery system for high-end applications, which is an important addition to the Discovery series, and which marked the completion of a long-term process of migration to a unified technological system platform for all of the Company’s PCB-AOI systems. This unified platform has resulted in more reliable and easier-to-maintain systems and, in turn, has led to improved cost efficiency for the Company. The Company sold 97 Paragon direct imaging systems, constituting a significant increase from the 75 sold during 2006. The continued industry-wide acceptance of these systems reinforced the Company’s strong position of leadership in the provision of AOI, imaging and process control systems for use in the manufacture of PCBs. The Company also recorded initial sales of the Maxiprint inkjet legend printers which were developed by New System.

Revenues during the year from sales of AOI systems for assembled PCBs decreased by approximately 21% from 2006. The Company’s revenues in this area continued to be adversely affected by the strongly competitive environment, which remained fragmented and characterized by a large number of relatively small suppliers.

Revenues from the sales and service of FPD-related equipment decreased by 50% to $64.5 million from the $129.1 million recorded in 2006. These revenues were severely impacted by a temporary downturn in the highly cyclical FPD industry and the resulting delay in capital investment by LCD manufacturers, as they rescheduled ‘move in’ dates for their new fabrication facilities to mid-2008 and beyond. However, in the fourth quarter of 2007, as a result of the strong demand for panels, particularly for LCD televisions, and the stabilization of panel prices during the latter part of 2007, the Company’s LCD manufacturing customers have reportedly finalized their plans for new fabrication facilities to be constructed during 2008 and 2009. This was reflected in the Company’s strong FPD bookings for these systems during the fourth quarter of 2007, primarily by way of large orders from first-tier LCD manufacturers. The Company maintained its position at the forefront of development and production of state-of-the-art solutions for FPD manufacturers and, through its in-line and off-line products, continued to provide comprehensive yield-enhancement inspection solutions to meet the critical needs of these customers.

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

Revenues from the Company’s Medical Imaging segment predominantly comprising gamma cameras increased to $11.1 million in 2007 from $0.6 million in 2006. This increase was comprised, almost entirely, of revenues from OMD, which was acquired in August 2007, and develops, manufactures and sells gamma cameras for use in nuclear cardiac imaging, primarily in the United States through major industry suppliers that distribute them under their own brands. The Company believes that OMD is a leader in the provision of such products.

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

The cost of services rendered in 2007 increased by $1.0 million, or 1.5%, against an increase in revenues from services rendered of $11.0 million, or 13.2%. The cost of materials consumed increased by $3.5 million, reflecting the increased installed base of the Company’s direct imaging systems. However, this was offset by a decrease in overhead and other expenses of $2.8 million, which was a function of the more efficient utilization of the Company’s global customer support infrastructure and the increased use of regional response centers and remote diagnostics.

Gross profit for 2007 was $145.2 million, or 40.3% of revenues, compared to $189.6 million, or 45.5% of revenues, in 2006. Gross profit for 2007 from sales of equipment, excluding the inventory write-down, was $124.1 million, or 46.6% of product sales, compared to $173.7 million, or 52.1%, during 2006. The decrease in gross margins arose from the altered product mix (principally the reduced sales of FPD-AOI systems) and from the underutilization of the Company’s manufacturing capacity, as well as the first time inclusion in its results of OMD which, as an OEM, experiences substantially lower product gross margins than the Company’s products for the electronics industry. Gross profit for 2007 from services rendered was $25.9 million, or 27.5% of service revenues, compared to $15.9 million, or 19.1%, during 2006, reflecting the more efficient utilization of the Company’s global customer support infrastructure as noted above.

The increase in gross research and development expenditure, to $71.2 million in 2007 from $62.2 million in 2006, reflects the Company’s significant investment in new products and solutions for both the PCB and FPD industries, which continued to constitute the core of the Company’s business and to hold substantial opportunity. It also reflected the incorporation of the substantial research and development programs of the two companies acquired during the year, New System and OMD, which expended significant sums on the development of inkjet printing and nuclear cardiac imaging products, respectively. During 2007, the Company received $3.2 million in Israeli Government participations in its research and development expenditures, compared to $1.7 million in 2006.

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

The amortization of other intangible assets during 2007 increased to $4.7 million from the $0.6 million recorded in 2006. The increase was a result of the $1.1 million amortization attributable to the allocated intangible assets arising from the acquisition of New System in May 2007, and the $3.0 million amortization attributable to the allocated intangible assets arising from the acquisition of OMD in August 2007. For further information concerning amortization expenses for 2007 and 2008, see Goodwill and Acquired Intangible Assets.

In the fourth quarter of 2007 the Company incurred an impairment charge of $4.7 million relating to the goodwill and intellectual property of OMS associated with its CZT development and production business acquired in March 2005, following a determination that the carrying value of that goodwill and intellectual property exceeded its fair value.

During the fourth quarter of 2007, the Company also recorded a follow-on restructuring charge of $0.5 million in connection with its 2006 program to centralize assembled PCB research and development activities at corporate headquarters in Israel (compared to the original restructuring charge of $3.3 million in the fourth quarter of 2006). This charge was comprised of contingent payments due to certain employees who completed their outstanding obligations to the Company in December 2007. The remaining liabilities of $510,000 were paid through the first quarter of 2008. This restructuring program resulted in an estimated $1.6 million annual cost reduction to the Company.

During 2007, the Company reported an operating loss from its Medical Imaging segment of $13.1 million based on revenues of $11.1 million, compared to an operating loss of $5.6 million in 2006 on revenues of $0.6 million. Excluding the OMS impairment and amortization charges, of $4.7 million and $0.6 million, respectively, and the $3.0 million amortization of other intangible assets attributable to OMD, the operating loss for 2007 was $4.8 million, slightly less than the operating loss of $5.0 million for 2006 after excluding amortization of $0.6 million during that year. The majority of this loss was attributable to the research and development expenses of OMS, which continued to focus on improving the yield of its CZT production line.

Net financial income totaled $9.1 million in 2007, compared with $7.4 million in 2006. The increase in interest income, to $9.3 million from $9.0 million in 2006, resulted from higher average interest rates. The Company also recorded $0.9 in interest income from Coreflow, in which the Company previously held an approximately 30% equity interest (calculated on a fully diluted basis). During 2007, the Company received repayment of $750,000 from this investment, and the outstanding loan balance at December 31, 2007 was $1,050,000, repayable, with interest, through 2009. The Company incurred costs relating to factoring of letters of credit of approximately $1.3 million (compared to $1.1 million in 2006) and had a translation gain of $1.5 million in 2007 (compared to a loss of $0.1 million in 2006). In 2007, the Company concluded that $0.5 million of its marketable securities were other-than-temporarily impaired, and wrote down its marketable securities in that amount.

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

The share in losses of an associated company of $0.3 million in 2007, compared with a profit of $0.3 million in 2006, reflected the Company’s share in the losses of Coreflow. At December 31, 2007, the Company’s interest in Coreflow was reduced to below 20%. As a result, commencing from 2008, the Company accounted for its investment in Coreflow using the cost method.

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

5.B    Liquidity and Capital Resources

The Company’s financial position at the end of 2008 reflected the PDI Acquisition, which reduced equity as a percentage of assets to 49.1% at December 31, 2008, compared with 76.7% at the end of 2007.

Cash, cash equivalents and marketable securities decreased to $124.7 million at the end of 2008 from the $206.0 million recorded a year earlier. Additionally, in September 2008 the Company borrowed $160 million under the Financing Agreement, which was used as part of the financing for the PDI Acquisition. As a result, at the end of 2008 the Company’s total debt was $160 million and its net debt was $35.3 million.

Cash used in operating activities was $10.9 million as compared to cash provided from operating activities of $8.2 million in 2007. Inventories increased to $122.2 million at December 31, 2008, from $77.6 million at December 31, 2007. Of this increase, $19.6 million was attributable to the first time consolidation of PDI and $21.4 million was attributable to an increase in finished goods inventory. This increase was a function generally of the downturn in the Company’s PCB business, but also reflected the shipment of initial Generation 10 FPD systems, revenues from which were not recognized during 2008 under the Company’s revenue recognition policy. Net trade accounts receivable increased by $29.3 million at year end, from $151.4 million at year end 2007 to $180.7 million. The increase in accounts receivable of $53.0 million is attributable to the first time consolidation of PDI; however, it was offset as a result of strong collections during 2008. The period trade receivables were outstanding (calculated by dividing trade receivables at year end into latest quarter revenues) decreased to 126 days on December 31, 2008 from 133 days on December 31, 2007. The Company did not record any significant bad debts during 2008 and its allowance for doubtful accounts was $7.6 million or 4.4% or outstanding receivables at the end of 2008. Aggregate accounts payable and accruals of $92.8 million increased from their December 31, 2007 level of $71.6 million. The inclusion of $41.0 million is attributable to the first time consolidation of PDI; however, this was offset by decreased accounts payable and other accruals in line with the lower business levels forecasted for 2009. Deferred income increased by $7.0 million to $22.5 million at year end, primarily attributable to the first time consolidation of PDI.

During 2008, the Company used $233.4 million in net investing activities, including an aggregate of $222.2 million (including satisfaction of net liabilities) paid in the acquisition of PDI and $11.2 million in other capital expenditures. The Company financed its acquisition of PDI through a loan of $160 million from IDB under the Financing Agreement, $62.2 million of internally generated funds and $64 million held by PDI prior to the PDI Closing Date. The Company received $2.1 million from the exercise of stock options (compared to $7.9 million in 2007 and $24.0 million in 2006).

In connection with the PDI Acquisition, Orbotech Ltd. entered into the Financing Agreement with IDB and utilized $160 million of its credit facilities thereunder to finance, in part, the PDI Acquisition. Through December 31, 2008, the Company had remaining credit availability under the Financing Agreement of up to $25 million. In February 2009, the Financing Agreement was amended to extend the availability period with respect to such $25 million to December 31, 2009, to determine the interest applicable thereto and to make certain other changes described herein. Pursuant to the Financing Agreement First Amendment, Orbotech Ltd. may, prior to December 31, 2009, determine the maturity dates of all borrowings under the Financing Agreement, provided that such dates may not extend beyond December 31, 2014. The maturity dates selected by Orbotech Ltd. will determine the applicable interest rate margin in excess of IDB’s cost with respect to such borrowing. The interest rate is based on IDB’s cost plus a margin which is (i) for borrowings in excess of two years, 1.6% for borrowings up to $160 million and 2.0% for borrowings in excess thereof; (ii) for borrowings in excess of twelve months and up to 24 months, 1.25%; and (iii) for borrowings up to twelve months, 1.0% for borrowings up to $160 million and 1.5% for borrowings in excess thereof. The Financing Agreement includes a commitment fee due quarterly in the amount of 0.3% per annum with respect to unused amounts under the Financing Agreement. In addition, the Company paid customary fees in connection with entering into the Financing Agreement and the Financing Agreement First Amendment. In 2008, the Company’s debt service payment obligations were $2.5 million, which reflects interest on the loan under the Financing Agreement for approximately three months of 2008 at a rate of 3.0275%. The Company expects its debt service obligations to be $5.2 million in 2009, based on the amount outstanding under the Financing Agreement and the applicable interest rate at December 31, 2008. The interest rate under the Financing Agreement is a floating interest rate; accordingly, a 1/8% change in the annual interest rate would change the annual interest expense by $200,000.

The financial covenants require that the Company’s shareholders’ equity (defined according to the Company’s financial statements as including loans made by the shareholders to the Company after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) (i) for each quarter in 2009 shall be no less than 30% of the total assets as reflected on the Company’s consolidated balance sheet and in any event no less than $250 million, (ii) for each quarter commencing from the consolidated balance sheet as of March 31, 2010 through the maturity date shall be no less than 30% of the total assets as reflected on the Company’s balance sheet and in any event no less than $300 million. The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year 2011 (with respect to the annual period ended December 31, 2011) and onwards shall be no less than $40 million. This covenant is tested annually according to the financial statements as of the end of each calendar year. The financial covenants also require that the ratio between the Company’s Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five.

For these purposes, ‘EBITDA’ is defined as the cumulative amount of the Company’s operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company’s latest financial statements, before financial income (expenses) (i.e., interest, linkage differentials, exchange rate differentials and fees) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets and before restructuring charges in an amount not exceeding $10 million in connection with the PDI Acquisition. It has also been agreed with IDB that impairment charges, inventory write-offs and compensation costs for equity awards will also be added back for purposes of determining EBITDA. The Company’s EBITDA, calculated in accordance with the foregoing, would have been $34.2 million in 2008.

For these purposes ‘Financial Debt’ is defined as the Company’s liabilities to banks, financial institutions, affiliates, financial leasing and/or through the issue of bonds.

In addition, commencing as of January 1, 2010, the Company is required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges, pledges or third party rights in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined in accordance with the Company’s consolidated balance sheet.

Prior to the Financing Agreement First Amendment, the financial covenants in the Financing Agreement required that the Company’s shareholders’ equity (defined according to the Company’s financial statements as including loans made by the shareholders to the Company after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) be the greater of $350 million or 40% of the total assets as reflected on the Company’s consolidated balance sheet and that EBITDA for the year of 2008 would be no less than $30 million and from 2009 onwards would be no less than $40 million and that the ratio of Financial Debt to EBITDA beginning from the end of 2008 would not exceed five. The Company’s shareholders’ equity at December 31, 2008 was $311.5 million and EBITDA determined in accordance with the Financing Agreement in 2008 was $34.2 million; accordingly, the Company would not have complied with the minimum shareholders’ equity covenant had it not been amended.

If the Company is unable to comply with the applicable covenants, IDB will be entitled to accelerate the Company’s borrowings under the Financing Agreement and would not be required to extend additional credit to the Company. In addition, the Financing Agreement also contains customary provisions allowing for acceleration of repayment of all amounts outstanding under the Financing Agreement as well as provisions allowing the lender to accelerate repayment in certain other situations including if an event shall have occurred and/or circumstances exist and/or any situations exist which, in IDB’s opinion, may materially prejudice the Company’s value and substantially jeopardize the Company’s ability to repay amounts outstanding under the Financing Agreement or if, in IDB’s opinion, a material deterioration has occurred in the Company’s economic condition and/or financial repayment capacity, which substantially jeopardizes the Company’s ability to repay amounts outstanding under the Financing Agreement.

As part of the Financing Agreement First Amendment, the Company created a floating charge on all of the Company’s assets and a fixed charge on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Financing Agreement.

For more information about the terms of the Financing Agreement, the Financing Agreement First Amendment and related documents and the risks related thereto, see Item 3—Key Information—Risk Factors; and Item 10—Additional Information—Material Contracts.

At December 31, 2008, the Company’s short-term marketable securities included approximately $19.1 million in auction-rate securities, which are variable rate debt instruments having long-term maturity dates (typically 15 to 40 years), but whose interest rates are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. Substantially all of the Company’s auction-rate securities are backed by pools of student loans guaranteed by the United Stated Department of Education. The Company’s intention is not to hold these securities to maturity, but rather to use the periodic auction feature to provide liquidity when available. Since February 2008, these securities have experienced a consistent lack of liquidity; however, the Company believes that there is no credit risk attached to these investments.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, its sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During 2008, the Company sold approximately $56 million of these instruments and received cash proceeds of approximately $54.6 million.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in foreign currency exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). See Item 11—Quantitative and Qualitative Disclosures About Market Risk. The Company’s policy in utilizing these financial instruments is to protect the Dollar value of its cash, cash equivalent and marketable securities assets rather than to serve as a source of income. For information as to monetary balances in non-Dollar currencies, see Note 11 to the Financial Statements.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its currently available cash and cash equivalents and funds generated from operations together with available credit under the Financing Agreement will be sufficient to meet its working capital requirements for the next twelve months.

5.C    Research and Development, Patents and Licenses, etc.

(a)    Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. Research and development expenses are incurred prior to the time that revenue is generated from new products. It may take many years to realize the benefit of research and development expense, if any is realized at all. As of December 31, 2008, 397 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participations in such expenditures (mainly by the Government of Israel) for the periods indicated:

	Year ended December 31,
	2008	2007	2006
	(in thousands)
Internally-funded research and development expenditures	$76,602	$67,923	$60,473
Governmental participations	3,281	3,247	1,708

Total outlay for research and development	$79,883	$71,170	$62,181

The governmental participations represent funding of $3,101,000 by the OCS through a royalty-free program for the development of generic technologies and $180,000 by the Commission of the European Community.

Israeli Government consent is required to manufacture products developed with OCS participations outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. Such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how.

(b)    Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. As of February 28, 2009, the Company held 163 United States patents, and approximately 127 corresponding non-United States patents, and had 56 United States patent applications, and approximately 213 non-United States patent applications, pending. The increase from 2007 reflected inclusion of the intellectual property portfolio acquired as part of the PDI Acquisition.

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

5.D    Trend Information

The Company expects the current global economic recession and financial conditions, including disruption in the credit markets, to continue to impact negatively upon its business for 2009. The short and long term effects of current macroeconomic trends have significantly reduced demand for consumer end-products (in the manufacture of which the Company’s sophisticated yield-enhancing and production products are used) and, consequently, in the capital expenditure decisions taken by electronics manufacturers who purchase the Company’s products. In addition, as a result of the PDI Acquisition, the Company’s FPD business has become a much larger component of its overall operations leading to greater exposure to the cyclical fluctuations that normally characterize this industry. The Company’s exposure is further exacerbated by its position as a leading provider of FPD products.

The global electronics industry experienced a significant decline in 2008. Global PCB production is estimated to have declined by 4—5% in 2008, based on dollar value of production, which drove PCB manufacturers to reduce their capital expenditures, particularly in the second half of the year, resulting in substantially lower demand for the Company’s PCB equipment. This was reflected in the 19% reduction in the 2008 revenues from PCB product lines compared with 2007. The decrease in the Company’s revenues relating to bare PCBs in 2008 reflected the deteriorating economic conditions as well as customers’ continuing difficulties in securing credit facilities. The decrease in revenues relating to assembled PCBs reflected the continuing strong competition among suppliers in this industry and the Company’s decision in the third quarter 2008 to phase out its assembled PCB business. Industry estimates suggest there will be a further 12—15% decrease in the global production of PCBs in dollar terms in 2009, particularly in PCBs used in mobile phones and computers. The Company anticipates that this decline, and continued difficulty in accessing credit, will lead to further and more extensive reductions in capital expenditures by PCB manufacturers across all PCB products in all geographic regions in which Orbotech operates, and that 2009 PCB-related revenues will be adversely affected accordingly. No prediction can be made as to the length or severity of the downturn in the electronics industry, which is a by-product of the current global economic recession and financial conditions, including disruption in the credit markets.

The significant increase in revenues from FPD-related equipment during 2008 resulted from increased capital investment by LCD manufacturers to record levels, which commenced in late 2007 and continued through 2008; and the PDI Acquisition. As a result of the strong demand for panels, particularly for LCD televisions, and the stabilization of panel prices during the latter part of 2007, the Company’s FPD customers constructed a substantial number of new fabrication facilities in 2008, and the Company’s 2008 FPD-related revenues reflect orders placed in anticipation of these new facilities. The Company’s orders consist of product orders for which written authorizations have been accepted and assigned shipment dates for such orders are expected within the next 12 months. Orbotech does not include maintenance revenues in its determination of orders for this purpose. Generally, orders represent more than a year’s worth of revenue from the sale of FPD products. Orbotech expects to realize as revenue approximately two-thirds of these orders in 2009. However, beginning from the fourth quarter of 2008, the Company has experienced a significant decline in new FPD equipment orders and it does not expect the level of orders to change through the first half of 2009 as a result of an approximately 50% decline in capital expenditures by LCD manufacturers in 2009 due to the global economic downturn, which has led to excess capacity and lower demand for their products. Existing fabrication plants are being run by customers at utilization rates that are lower than 2008, due to the extensive level of investment in 2008 and the consequent build up of inventories, which has since leveled off. In addition, at the end of 2008 and into 2009, some FPD customers have announced the delay of construction schedules or move-in dates for their new fabrication facilities, including extending such dates by six to nine months and in some cases into 2010. As a result, orders are expected to decrease through the economic downturn and the Company will have less visibility into future revenues. In addition, orders on any particular date are not necessarily indicative of actual sales for any succeeding period. Customers may delay delivery of products or cancel orders prior to shipment.

During 2008, the Company’s Medical Imaging segment, predominantly comprised of revenues from sales of gamma cameras by OMD, was also impacted by the economic downturn, including tightening credit availability, and by legislative changes in the United States and experienced a decrease in revenues. Given the continuing difficult worldwide economic circumstances, the Company anticipates that 2009 revenues from this area of its business will remain similar to those for 2008.

The Company’s gross profit margin during 2008 was approximately 38%. The Company believes that the combination of anticipated low utilization at its facilities combined with a higher percentage of revenues being generated through maintenance contracts could reduce gross profit margins in 2009.

During 2009, the Company plans to continue to invest in its long-term research and development program, albeit at reduced levels, with a view to expanding and improving its portfolio of PCB, FPD, character recognition and medical imaging products and solutions. The Company believes that its policy of consistent, steady and judicious investments in research and development will enable to it continue to serve its manufacturing customers throughout this period of economic downturn and to take advantage of the opportunities that will arise when conditions begin to improve.

The Company expects that its 2009 results will be positively affected by the significant cost reduction steps taken during 2008 and in early 2009. The Company should also benefit from lower operating costs (in Dollar terms) in Israel, principally resulting from the recent weakness of the NIS against the Dollar in light of the fact that approximately 25% of the Company’s total expenses are NIS related. A deviation of 1% in the representative exchange rate for converting NIS into Dollars would be expected to affect the cost of the Company’s operations in Israel by approximately $0.7 million, or approximately two cents per share, per year. For information regarding historical NIS-Dollar exchange rates and the effect on the Company, see Impact of Inflation and Currency Fluctuations. The Company expects that operating margins will be affected in 2009 as a result of the current economic climate; and that its 2009 results will be impacted by the extension of payment terms to customers, which also carries an associated customer-related credit risk. The Company has $25 million available under its Financing Agreement and believes that its currently available cash and cash equivalents and funds generated from operations together with availability under the Financing Agreement will be sufficient to meet its working capital requirements for the next twelve months.

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

5.F    Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2008:

	(Dollars in millions)
	Payment due
	Total	At December 31, 2008	in 2009	2009-2011	2012-2014	After 2014
Contractual Obligations:
Operating leases	17.2	17.2	7.7	16.9	0.1	0.2
Purchase obligations	68.3	68.3	68.3	68.3	—	—
Financing Agreement	160	160	160	160	—	—

Total	245.5	245.5	236.0	245.2	0.1	0.2

Operating lease obligations represent commitments under various commercial facility and vehicle leases. Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business. The Company is not a party to any capital leases.

The Company adopted FIN 48 as of January 1, 2007. The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $14.2 million at December 31, 2008. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, FIN 48 obligations are not included in the table above. The Company does not expect to make a significant tax payment related to these obligations within the next year.

5.G    Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.	Directors, Senior Management and Employees

6.A    Directors and Senior Management

As at February 28, 2009, the Directors and Executive Officers of the Company were as follows:

Name	Date of Birth	Director Since	Position with the Company
Yochai Richter (1)	September 17, 1942	1992	Active Chairman of the Board of Directors
Michael Anghel (2)	January 13, 1939	2008 (3)	Director
Yehudit Bronicki (4)	December 29, 1941	2000 (5)	Director
Dan Falk (1)(6)	January 12, 1945	1997	Director and Chairman of the Audit, Remuneration and Nominating Committees
Aaron (Roni) Ferber (7)	March 30, 1943	2006	Director
Uzia Galil (8)	April 27, 1925	1981	Director
Eliezer Tokman (1)(9)	May 13, 1950	2007	Director
Dr. Shimon Ullman (8)(9)	January 28, 1948	1992	Director
Rafi Yizhar (10)	April 3, 1948	2006	Director
Raanan Cohen	April 1, 1955		Chief Executive Officer
Arie Weisberg	October 19, 1950		President and Chief Operating Officer
Abraham Gross	April 29, 1951		Executive Vice President and Chief Technology Officer
Asher Levy	February 15, 1959		Executive Vice President for Business and Strategy
Amichai Steimberg	May 25, 1962		Executive Vice President and Chief Financial Officer
Adrian Auman	December 16, 1954		Corporate Vice President
Erez Simha	February 17, 1963		Corporate Vice President for Finance
Michael Havin	December 14, 1958		Corporate Secretary

(1)	Class I Director. See Item 6—Directors, Senior Management and Employees—Board Practices—Membership of Board of Directors; External Directors; Independent Directors; Financial Experts.

(2)	External Director and member of the Audit Committee of the Board of Directors of the Company (the “Audit Committee” and the “Board of Directors”, respectively).

(3)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006; and as an external director between June 21, 2000 and June 25, 2006.

(4)	Class III Director. See Item 6—Directors, Senior Management and Employees—Board Practices—Membership of Board of Directors; External Directors; Independent Directors; Financial Experts.

(5)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(6)	Member of the Audit Committee, the Remuneration Committee of the Board of Directors (the “Remuneration Committee”) and the Nominating Committee of the Board of Directors (the “Nominating Committee”).

(7)	External Director and member of the Audit Committee and the Nominating Committee.

(8)	Class II Director. See Item 6—Directors, Senior Management and Employees—Board Practices—Membership of Board of Directors; External Directors; Independent Directors; Financial Experts.

(9)	Member of the Nominating Committee.

(10)	External Director and member of the Audit Committee and the Remuneration Committee.

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

Dr. Michael Anghel is a member of the boards of directors of Partner Communications Company Ltd., a cellular telephone company, Syneron Medical Ltd., which designs, develops and markets aesthetic medical products and Scopus Video Networks Ltd., which develops, markets and supports digital video networking products, all of which are Israeli Nasdaq-listed companies. In addition, he serves as the chairman of Gravity Visual Effects Inc., a post-production media company, and as a director of the Strauss-Group Ltd., an international food and beverage company, and Analyst Provident Funds Ltd. From 2004 to 2005 he served as the president and chief executive officer of Discount Capital Markets Ltd., the investment banking arm of IDB. In 1999, he founded CAP Ventures Ltd., an Israeli company operating and investing in the area of Israeli advanced technology ventures, and served as its managing director from 1999 to 2004. From 1977 to May 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”), an Israeli corporation, and as managing director of DIC Communication and Technology Ltd., a wholly owned subsidiary of DIC. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company (Tevel Israel International Communications Ltd.) and the Israeli cellular telephone company Cellcom Israel Ltd., as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

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

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd., which develops and provides multimedia digital recording solutions, Attunity Ltd. (“Attunity”), which develops and provides technology solutions for integrating disparate data sources, ClickSoftware Technologies Ltd., which develops and provides field service optimization solutions, Jacada Ltd., which develops and provides software designed to improve the productivity and efficiency of users of business systems, and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Orad Hi-Tec Systems Ltd., an Israeli company, and is a member of the boards of directors of Poalim Ventures I Ltd., Dmatek Ltd. (“Dmatek”), Plastopil Ltd., Amiad Filtration Systems Ltd. AVT Ltd. and Oridion Medical Systems Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot.

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

Eliezer Tokman currently serves as the chief executive officer of Siemens Israel and on the boards of directors of a number of privately-held companies. From 2001 to 2002 he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001 was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998 Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Dr. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute, and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Dr. Ullman was previously a full professor at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology. From 1997 to 2003 he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control (“PDC”) product business group of Applied Materials, Inc. (“Applied”). Dr. Ullman was the 2008 recipient of the international Rumelhart award in human cognition.

Rafi Yizhar held the position of division manager in the PDC product business group of Applied during 1997 and 1998, and from 1990 to 1997 served as president and chief executive officer of Opal, Inc. (“Opal”), which was engaged in wafer metrology and process diagnostics solutions for the semiconductor industry. Prior to that, from 1988 to 1990, he was employed as manager of operations at Opal. He was among the founders of the Company, with which he was employed as manager of operations and product manager from 1981 to 1988. Before joining the Company, from 1974 to 1981, he held various product and project management positions at El-Op Ltd., an Israeli manufacturer of electro-optical systems for military and commercial applications. Mr. Yizhar holds a bachelor’s degree in mathematics and physics from the Hebrew University.

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

Adrian Auman has been Corporate Vice President since September 2008. From May 2006 to September 2008 he was Vice President for Finance and Investor Relations, prior to which he had, since January 2000, served as Director of Finance and Investor Relations and, from July 1997 to January 2000, as Director of Finance. He was financial controller of the Company from October 1992 to July 1997 and was the financial controller of Orbot from 1988 until the Merger. Prior to joining Orbot, he was an audit supervisor at Kesselman & Kesselman (“Kesselman”), independent registered public accountants in Israel, from 1986 to 1988 and a tax manager at Goldstein, Golub, Kessler & Co., certified public accountants, from 1979 to 1985. He is a certified public accountant both in Israel and the United States and has a master’s of science degree from Pace University in New York.

Erez Simha has been Corporate Vice President for Finance since September 2008. From April 2007 to August 2008, he served as the Vice President of Finance and Operations at Orbotech Pacific Ltd., and from May 2004 to March 2007, as Vice President of Finance, Operations and Customer Support at Orbotech S.A. Prior to joining Orbotech, Mr. Simha served as the chief financial officer of Wiseband Communications Ltd., a developer of digital multi carrier power amplifiers for the wireless communications industry, from 2000 to 2004; as the general manager of a private company engaged in the import and distribution of professional and technical equipment for the building and metal industries, from 1994 to 2000; and as the controller of Mishkan—Hapoalim Mortgage Bank, from 1990 to 1994. Mr. Simha is a certified public accountant and holds a bachelor’s degree in economics and accounting and a master’s degree in business administration from Tel Aviv University.

Michael Havin has been Corporate Secretary since August 1996. Prior to joining the Company he practiced as a commercial attorney in Jerusalem from 1991 to 1995 and in Melbourne, Australia, from 1983 to 1989. He is qualified to practice law both in Israel and in Australia and holds bachelor of laws and bachelor of arts degrees from Monash University in Melbourne.

The Articles of Association of Orbotech Ltd. (the “Articles”) provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director provided such appointment is approved by a majority of the directors then in office, and may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board of Directors and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors and a person who is not qualified to be appointed as an ‘independent’ director may not be appointed as an alternate to an independent director. See Membership of Board of Directors; External Directors; Independent Directors; Financial Experts below with respect to independent directors. At present, there are no appointments of alternate directors in effect.

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

6.B    Compensation

The following table sets forth, with respect to all directors and officers of the Company as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2008:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for stock options and restricted shares
All directors and officers as a group (consisting of 18 persons, including one person who is no longer a director or officer)	$3,195,295	$409,262	$1.399,165

(a)    Remuneration of the Active Chairman of the Board of Directors

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board of Directors. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his previous monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Remuneration Committee, the Audit Committee, the Board of Directors and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. No bonus was paid to Mr. Richter in respect of 2008. For so long as Mr. Richter continues to be an employee of the Company he will be ineligible to participate in the 2005 Directors Plan (discussed below). In addition, as a continuing employee, Mr. Richter’s existing equity awards (which are described below under Equity Awards to Directors) will continue to vest and become exercisable on their original terms. So long as Mr. Richter remains a director of the Company, any future equity awards to him will require specific shareholder approval; however, should he cease in the future to be an employee, but remain a director of the Company he would become eligible for, and would participate in, the 2005 Directors Plan without the need for further shareholder approval.

(b)    Other Directors’ Remuneration

Under arrangements approved by the Audit Committee, the Board of Directors and the shareholders of the Company, each of the members of the Board of Directors the Annual Payment and the Participation Compensation who is not, or will in the future cease to be, an employee of the Company is remunerated as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT. In addition, the Audit Committee, the Board of Directors and the shareholders of the Company have resolved that: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect changes in the Israeli CPI in the manner provided in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Regulations”); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Regulations.

In December 2008, each of the non-employee directors of the Company voluntarily accepted a 15% reduction in their cash remuneration (annual payments and participation compensation) and waived any adjustments to reflect changes in the Israeli CPI, with effect on and from December 1, 2008 and until such time as each director may advise the Company in writing to restore his or her cash remuneration to its previous level.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”). Under the 2005 Directors Plan, each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors but not including the Chief Executive Officer or other employees of the Company (even if directors), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and restricted shares, with an aggregate value of $43,750 with respect to the Chairman of the Board of Directors (if eligible to participate in the 2005 Directors Plan), and with an aggregate value of $35,000 with respect to each other eligible director under the 2005 Directors Plan. Equity awards under the 2005 Directors Plan are apportioned at a ratio of one restricted share for every 2.5 Ordinary Shares subject to an option, and vest in full on May 31 of the calendar year following the year in which they are made. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability), any options unexercised, or restricted shares unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately.

(c)    Equity Awards to Directors

During the year ended December 31, 2008: (i) an option to purchase 60,000 Ordinary Shares, at an exercise price of $9.89 per share and expiring on September 17, 2015, was granted and 20,000 restricted shares were awarded to the Active Chairman of the Board of Directors. These awards will each vest in three equal installments on May 31, 2009, May 31, 2010 and May 31, 2011, respectively; and (ii) an option to purchase 5,301 Ordinary Shares, at an exercise price of $9.89 per share and expiring on September 17, 2015, was granted and 2,121 restricted shares were awarded, to each other director of the Company. These awards will all vest in full on May 31, 2009. All such awards are subject to the terms of the 2000 Plan and, except those to the Active Chairman of the Board of Directors, were made as part of the 2005 Directors Plan. For information concerning the method of calculation of the number of stock options and restricted shares awarded to directors under the 2005 Directors Plan, see—Other Directors’ Remuneration.

During 2008, an option to purchase a total of 50,000 Ordinary Shares held by the Active Chairman of the Board of Directors, having an exercise price of $16.26 per share, expired unexercised and no options to purchase Ordinary Shares were exercised by any directors of the Company. In addition, during 2008, a total of 9,139 restricted shares held by persons who were then directors (all of which were granted during 2005 or 2007) vested.

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

For information as to equity awards during 2008 to directors and officers as a group, see Item 6.E—Share Ownership—Certain Information Concerning Equity Awards to Directors and Officers.

6.C    Board Practices

(a)    Membership of Board of Directors; External Directors; Independent Directors; Financial Experts

The Board of Directors consists of three classes of directors (not including the three external directors who do not form part of any class), with one class being elected each year by shareholders at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. At the Company’s 2001 annual general meeting, all of the directors of the Company (other than the external directors) were designated into one of the three different classes. The external directors, who currently serve three year terms as required by Israeli law, do not form part of any class and are elected according to the Companies Law.

The three classes of directors are designated Class I Directors, Class II Directors and Class III Directors. The current terms of the Class II Directors will expire at the annual general meeting of shareholders to be held in 2009, the current term of the Class III Director will expire at the annual general meeting of shareholders to be held in 2010 and the current terms of the Class I Directors will expire at the annual general meeting of shareholders to be held in 2011. Mr. Dan Falk, Mr. Yochai Richter and Mr. Eliezer Tokman are the current Class I Directors, Mr. Uzia Galil and Dr. Shimon Ullman are the current Class II Directors and Mrs. Yehudit Bronicki is the current Class III Director. In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

The Articles provide that the minimum number of members of the Board of Directors is three and the maximum number is eleven. The Board of Directors is presently comprised of nine members, three of whom were elected as external directors under the provisions of the Companies Law (discussed below); two by the shareholders at the Company’s 2006 annual general meeting of shareholders and one by the shareholders at the Company’s 2008 annual general meeting of shareholders.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as ‘external directors’. No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or anyone to whom such person is directly or indirectly subordinate, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (as that term is defined in the Companies Law) (which term includes a director).

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

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice, provided that at least one of the external directors has financial and accounting expertise. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration these criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors. The Board of Directors has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

External directors are elected for a term of three years and may be re-elected for additional three-year terms. If an external director is being re-elected for an additional term or terms beyond two three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise or special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval. Following termination of service as an external director and for two years thereafter, a company may not appoint the external director as an office holder of the company and cannot employ or receive paid services from the external director either directly or indirectly, including through a corporation controlled by him or her. Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director and its audit committee must include all external directors.

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

In a 2008 amendment, the Companies Law introduced the concept of ‘independent’ directors in addition to external directors. An independent director is a director who meets the same non-affiliation criteria as an external director, as approved by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed.

Pursuant to the Companies Law, public companies, such as the Company, may include in their articles of association a provision providing that a specified number of its directors be independent directors or may adopt a standard provision providing that a majority of its directors be independent directors or, if there is a controlling shareholder or a 25% or more shareholder, that at least one-third of its directors be independent directors. External directors are counted as independent directors for these purposes.

The Company has not included such a provision in its articles of association and believes that four of its current nine directors would qualify as independent directors under the Companies Law and eight of them would qualify as independent under Nasdaq independence standards.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to election, specifying that he or she has the qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as a director.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

There are not any directors’ service contracts with the Company providing for benefits on termination of employment. For information as to the employment agreement of the Active Chairman of the Board of Directors with the Company, which provides for benefits on termination of employment, see Item 6—Directors, Senior Management and Employees—Compensation—Remuneration of the Active Chairman of the Board of Directors.

(b)    Committees of the Board of Directors

(i)    Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company’s business, making recommendations to the board of directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval, including certain related party transactions and certain transactions involving conflicts of interest. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which the approval is granted. Dr. Michael Anghel, Mr. Dan Falk, Mr. Aaron (Roni) Ferber and Mr. Rafi Yizhar are the current members of the Audit Committee.

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

(ii)    Remuneration Committee

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company’s equity remuneration plans. Under the Companies Law, the Remuneration Committee may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an ‘independent director’ in accordance with the Nasdaq listing standards. Mr. Dan Falk, Mr. Eliezer Tokman and Mr. Rafi Yizhar are the current members of the Remuneration Committee.

(iii)    Nominating Committee

The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board of Directors, to recommend such individuals for nomination for election to the Board of Directors and to make recommendations to the Board of Directors concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting Board of Directors and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to responsibilities of the Board of Directors in the context of the existing composition and needs of the Board of Directors and its committees. Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. Mr. Dan Falk, Mr. Eliezer Tokman and Dr. Shimon Ullman are the current members of the Nominating Committee.

(c)    Executive Sessions

At least twice per annum the independent directors of the Company meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

6.D    Employees

As of December 31, 2008, the Company employed 1,693 people (1,611 at December 31, 2007 and 1,596 at December 31, 2006), of whom 671 were based in Israel, 533 in the Far East, 154 in Europe, 107 in Japan and 228 in the United States. Of these employees, 397 were employed in research and development, 680 in marketing, sales and service, 309 in production and 307 in management and administration.

The Company considers its relations with its employees to be satisfactory and has not experienced a labor dispute or strike. Approximately 65% of the Company’s employees have advanced technical and academic qualifications.

The Company is not a party to any collective bargaining agreement with respect to its Israeli employees. However, the Company is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating

Bureau of Economic Organizations (including the Industrialists’ Association) which are applicable to the Company’s Israeli employees by virtue of expansion orders of the Israeli Minister of Industry, Trade and Labor. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards including the length of the work day and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimum. An additional significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time. For information concerning the Company’s liability for severance pay, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies; and Note 6 to the Financial Statements.

6.E    Share Ownership

(a)    General

The Company presently administers the 2000 Plan, which was adopted with shareholder approval, as well as a number of equity remuneration plans administered by PDI prior to the PDI Closing Date and assumed by the Company as part of the PDI Acquisition. These plans are discussed in further detail below.

On the PDI Closing Date, the Company assumed all of the equity remuneration plans which had previously been adopted or assumed by PDI and under which equity awards were outstanding immediately prior to the PDI Closing Date. These were: the CR Technology, Inc. 1991 Stock Option Plan; the Photon Dynamics, Inc. 2005 Equity Incentive Plan; the Photon Dynamics, Inc. 2001 Equity Incentive Plan; the Photon Dynamics, Inc. 2005 Non-Employee Directors’ Stock Option Plan; and the Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan (collectively, the “PDI Equity Remuneration Plans”). Equity awards, consisting of: (i) options to purchase an aggregate of 949,373 common stock of PDI; and (ii) RSUs with respect to an aggregate of 830,889 common stock of PDI, were outstanding under the PDI Equity Remuneration Plans immediately prior to the PDI Closing Date. Pursuant to the PDI Acquisition Agreement, on the PDI Closing Date the Company issued to the PDI grantees that held equity awards immediately prior to the PDI Closing Date, equity awards with respect to Ordinary Shares comprised of: (i) options to purchase an aggregate of 1,762,935 Ordinary Shares; and (ii) RSUs with respect to an aggregate of 1,542,693 Ordinary Shares. The amounts of Ordinary Shares subject to these equity awards, as well as the exercise prices of all such awards, were calculated pursuant to an agreed quantity and price conversion mechanism; and the awards were otherwise issued upon and subject to the same terms and conditions as governed the corresponding PDI equity awards immediately prior to the PDI Closing Date. Under the terms of the PDI Acquisition Agreement, no further equity awards were issuable under the PDI Equity Remuneration Plans after the PDI Closing Date.

In addition: (i) until September 2008, the Company administered the Orbotech Ltd. Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”), which was adopted by the Company in order to enable Israeli employees to obtain the benefit of certain provisions of the Tax Ordinance. No options under the 1992 Plan were exercised during 2008, and in September 2008, the last option that had been granted under the 1992 Plan expired; and (ii) until June 2005, the Company administered the 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the “1995 Plan”), which served as the vehicle for the grant of equity awards to employees of the Company’s non-Israeli subsidiaries.

In June 2005, as part of a broad review of its long-term incentive equity compensation programs in light of changes in industry practices and accounting developments, and in view of the fact that the 1995 Plan was then due to expire, the Board of Directors resolved, and the shareholders of the Company subsequently ratified and approved, to merge the 1995 Plan into the 2000 Plan, and to amend and restate the 2000 Plan to create one unified plan allowing for the granting of equity awards (consisting of stock options and restricted shares) to directors, officers, employees and consultants of the Company, related entities in Israel and the Company’s non-Israeli subsidiaries. As a result, the 2000 Plan has become the sole vehicle for all new equity awards to directors, officers, employees and consultants of the Company and its Israeli and non-Israeli affiliates and subsidiaries. Unless otherwise stated, all data presented in this Annual Report with respect to equity awards under the 2000 Plan have been adjusted to reflect the merger of the 1995 Plan with and into 2000 Plan.

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

Awards under the Company’s equity remuneration plans (other than: (i) to directors under the 2005 Directors Plan; or (ii) under the PDI Equity Remuneration Plans) generally vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Upon resignation by a grantee, options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services. In any other case (e.g. dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Ordinary Shares subject to equity awards granted under either: (i) the 1995 Plan prior to its merger into the 2000 Plan in June 2005 or (ii) the 2000 Plan, become available for purposes of future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards.

Stock options under the PDI Equity Remuneration Plans generally vest over a 48-60 month period, in monthly installments after an initial ‘cliff’ vesting event six months from the grant date, and expire either seven or ten years from the grant date. RSUs under the PDI Equity Remuneration Plans generally vest in equal annual installments over two, three or four year periods from the grant date. Equity awards (including both options and RSUs) under the PDI Equity Remuneration Plans usually expire upon termination of the grantee’s continuous service; however, in most cases the grantees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options, and to receive shares subject to RSUs, to the extent that they had vested on the date of termination of continuous service.

For further information concerning equity awards, see Notes 1r and 8 to the Financial Statements.

(b)    The 2000 Plan

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

During 2008, under this Plan: (i) options to purchase a total of 1,706,609, 124,348 and 618,299 Ordinary Shares (having respective weighted exercise prices of $8.19, $13.74 and $19.78 per share) were awarded, exercised and cancelled, respectively; and (ii) a total of 158,839 restricted shares were granted. As of February 28, 2009, under the 2000 Plan: (i) options to purchase a total of 3,978,157 Ordinary Shares, expiring on various dates between March 4, 2009 and February 25, 2016 and having a weighted average remaining life of 5.00 years and a weighted average exercise price of $15.28 per share, were outstanding (of which 1,147,607 with a weighted average remaining life of 2.18 years and a weighted average exercise price of $24.68 per share had vested); (ii) 829,775 Ordinary Shares remained available for future equity awards (including up to 96,169 restricted shares); and (iii) a total of 29,147 restricted shares had been forfeited.

As a result of an amendment to Section 102 of the Tax Ordinance as part of the 2003 Israeli tax reform, and pursuant to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of restricted shares or shares acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee. This differs from the favorable tax benefits generally available to U.S. corporations from the exercise of non-statutory stock options under U.S. federal income tax laws.

(c)    The PDI Equity Remuneration Plans

During the period from the PDI Closing Date until December 31, 2008, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 1,762,935, 6,685 and 42,440 Ordinary Shares (having respective weighted exercise prices of $10.10, $2.23 and $6.70 per share) were assumed, exercised and cancelled, respectively; and (ii) RSUs with respect to an aggregate of 1,542,693, 609,354 and 53,087 Ordinary Shares were assumed, vested and were cancelled, respectively. As of February 28, 2009, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 1,589,208 Ordinary Shares, expiring on various dates between March 24, 2009 and November 10, 2015 and having a weighted average remaining life of 3.93 years and a weighted average exercise price of $10.59 per share, were outstanding (of which 1,381,689 with a weighted average remaining life of 3.75 years and a weighted average exercise price of $11.27 per share had vested); (ii) RSUs with respect to a total of 682,979 Ordinary Shares were outstanding.

(d)    Certain Information Concerning Equity Awards to Directors and Officers

The following table sets forth for all directors and officers of the Company as a group, including all persons who were at any time during the period indicated directors or officers of the Company, certain information in respect of both the 1992 Plan and the 2000 Plan concerning: (i) equity awards granted by the Company between January 1, 2008 and December 31, 2008; (ii) options which were exercised and paid, and restricted shares which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2008.

	Plan
	1992	2000
Equity Awards Granted:
• Number of Ordinary Shares subject to options	0	399,209
• Weighted average option exercise price per Ordinary Share	N/A	$8.39
• Year of expiration of options	N/A	2015
• Number of restricted shares	0	110,839

Options Exercised/Paid; Restricted Shares Vested:
• Number of Ordinary Shares subject to options	0	60,250
• Weighted average option exercise price per Ordinary Share	N/A	$13.26
• Restricted shares vested	N/A	27,340

Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	60,000	132,399
• Weighted average option exercise price per Ordinary Share	$36.76	$18.13
• Number of restricted shares	N/A	908

Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	0	866,256
• Weighted average option exercise price per Ordinary Share	N/A	$16.88
• Weighted average remaining option life (years)	N/A	4.80
• Number of restricted shares	N/A	198,367

In 2008, in light of the current global economic recession and financial conditions and the Company’s restructuring plan announced in November 2008 when, among other things, corporate management salaries were reduced by 15% and other employee salaries by lesser amounts, management and certain other employees were granted equity awards in addition to the regular awards made in August. Since the November 2008 grants, the Company has made, and will in the future consider making, grants of equity awards from time to time as part of retaining and providing incentives to management and certain other employees taking into account economic and other conditions.

(e)    Certain Information Concerning Ordinary Shares Owned by Directors and Officers

The following table sets forth information as of February 28, 2009, concerning the shareholdings of those directors and officers of the Company known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

Name	Number of Shares (1)	Percentage of Ordinary Shares Outstanding
• Yochai Richter	1,268,255	3.70	%(2)
• Michael Anghel	2,881	(3)
• Yehudit Bronicki	4,561	(3)
• Dan Falk	12,561	(3)
• Aaron (Roni) Ferber	48,801	(3)
• Uzia Galil	15,061	(3)
• Eliezer Tokman	3,029	(3)
• Shimon Ullman	117,916	(3)
• Rafi Yizhar	3,801	(3)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, held by such directors and officers. Includes 27,500 Ordinary Shares (in the case of Mr. Richter), 4,561 Ordinary Shares (in the case of each of Mrs. Bronicki, Mr. Falk, Mr. Galil and Dr. Ullman), 3,801 Ordinary Shares (in the case of each of Mr. Ferber and Mr. Yizhar), 3,029 Ordinary Shares (the case of Mr. Tokman) and 2,881 Ordinary Shares (in the case of Dr. Anghel) issued as restricted shares regardless of whether the applicable restrictions have lapsed. For information as to outstanding option awards to directors, see the below table.

(2)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

(3)	Less than 1%.

The following table sets forth information, as of February 28, 2009, concerning all outstanding option awards to directors:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Yochai Richter	Sep-26-2005	23.01	27,500	20,625	6,375	Sep-25-2012
	Sep-18-2008	9.89	60,000	0	60,000	Sep-17-2015

Michael Anghel	Sep-18-2008	9.89	5,301	0	5,301	Sep-17-2015

Yehudit Bronicki	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	0	5,301	Sep-17-2015

Dan Falk	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	0	5,301	Sep-17-2015

Aaron (Roni) Ferber	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	0	5,301	Sep-17-2015

Uzia Galil	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	0	5,301	Sep-17-2015

Eliezer Tokman	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	0	5,301	Sep-17-2015

Shimon Ullman	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	0	5,301	Sep-17-2015

Rafi Yizhar	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	0	5,301	Sep-17-2015

Item 7.	Major Shareholders and Related Party Transactions

7.A    Major Shareholders

The following table sets forth information as of February 28, 2009 (except with respect to the shareholders as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group.

Identity of Person or Group	Number of Shares (1)	Percentage of Ordinary Shares Outstanding (1)
• Harris Associates L.P. (2) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	4,729,400	13.79%
• Artisan Partners Limited Partnership (3) 875 East Wisconsin Avenue, Suite 800 Milwaukee, Wisconsin 53202	4,635,900	13.52%
• FMR LLC (4) 82 Devonshire Street Boston, Massachusetts 02109	2,449,985	7.14%
• T. Rowe Price Associates, Inc. (5) 100 E. Pratt Street Baltimore, Maryland 21202	2,190,284	6.39%
• Sterling Capital Management LLC (6) Two Morrocroft Center 4044 Colony Road, Suite 300 Charlotte, North Carolina 28211	1,783,900	5.20%
• All directors and officers as a group (consisting of 17 persons) (7)	2,054,431	5.93%

(1)	The Company had outstanding, on February 28, 2009, 34,290,129 Ordinary Shares. This number does not include a total, as at that date, of 7,080,119 Ordinary Shares, 6,250,344 of which were subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company, 5,567,365 of which were subject to outstanding stock options (of which 2,529,296 had vested), 682,979 of which were subject to outstanding and unvested RSUs and 829,775 of which remained available for future equity awards pursuant to such plans, comprised of:

(a)	4,807,932 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, of which:

(i)	3,978,157 Ordinary Shares were subject to options that had been granted (of which 1,147,607 had vested); and

(ii)	829,775 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan; and

(b)	2,272,187 Ordinary Shares collectively issuable pursuant to equity awards under the PDI Equity Remuneration Plans, of which:

(i)	1,589,208 Ordinary Shares were subject to options (of which 1,381,689 had vested); and

(ii)	682,979 Ordinary Shares were subject to outstanding and unvested RSUs.

Also does not include 1,986,043 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the SEC.

(2)	As of December 31, 2008, based on a report filed with the SEC dated January 27, 2009. The report indicated sole voting and dispositive power as to all 4,729,400 Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner.
(3)	As of December 31, 2008, based on a report filed with the SEC dated February 13, 2009. The report indicated shared dispositive power as to all 4,635,900 Ordinary Shares and shared voting power as to 4,250,400 of such Ordinary Shares by Artisan Partners Limited Partnership (“Artisan Partners”), Artisan Investment Corporation (“Artisan Corp.”), ZFIC, Inc. (“ZFIC”), Andrew A. Ziegler and Carlene Murphy Ziegler, and shared voting and dispositive power as to 2,635,500 of such Ordinary Shares by Artisan Funds, Inc. (“Artisan Funds”). Artisan Partners is an investment adviser registered under the Investment Advisers Act of 1940 (the “IAA”); Artisan Corp. is the General Partner of Artisan Partners; ZFIC is the sole stockholder of Artisan Corp.; Mr. Ziegler and Ms. Ziegler are the principal stockholders of ZFIC; and Artisan Funds is an investment company registered under the Investment Company Act of 1940 (the “ICA”).
(4)

As of December 31, 2008, based on a report filed with the SEC dated February 16, 2009. The report indicated sole dispositive power as to all 2,449,985 Ordinary Shares by FMR LLC and by Edward C. Johnson 3rd, members of whose family may be deemed to form a controlling group with respect to FMR LLC. FMR LLC controls Fidelity Management & Research Company (“Fidelity”), an investment advisor registered under the IAA which is also a beneficial owner of all such Ordinary Shares, all of which are also beneficially owned by Fidelity Low Priced Stock Fund, an investment company registered under the ICA. The power to vote all such Ordinary Shares resides with the Fidelity Funds’ Boards of Trustees. Fidelity votes the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(5)	As of December 31, 2008, based on a report filed with the SEC dated February 13, 2009. The report indicated sole voting power as to 170,584 of such Ordinary Shares, and sole dispositive power as to all 2,190,284 Ordinary Shares, by T. Rowe Price Associates, Inc. (“TRP”), an investment advisor registered under the IAA. TRP has advised the Company that TRP expressly disclaims that it is, in fact, the beneficial owner of such Ordinary Shares.
(6)	As of December 31, 2008, based on a report filed with the SEC dated January 21, 2009. The report indicated sole voting and dispositive power as to all 1,738,900 Ordinary Shares by Sterling Capital Management LLC, an investment advisor registered under the IAA. This shareholder has not previously reported beneficially ownership of more than 5% of the outstanding Ordinary Shares.
(7)	Includes 327,323 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. Also includes 193,806 restricted shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

On February 28, 2009, there were 49 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 32,718,391 Ordinary Shares, constituting approximately 95.42% of the outstanding Ordinary Shares as at that date.

The Articles provide that each Ordinary Share shall confer upon its holder the right to vote in general meetings of the Company. All outstanding Ordinary Shares (other than treasury shares) have equal rights.

7.B    Related Party Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as ‘Active Chairman of the Board of Directors’. For information concerning this agreement, see Item 6—Directors, Senior Management and Employees—Compensation—Remuneration of the Active Chairman of the Board of Directors.

In December 2008, each of the non-employee directors of the Company voluntarily accepted a 15% reduction in their cash remuneration (annual payments and participation compensation) and waived any adjustments to reflect changes in the Israeli CPI, with effect on and from December 1, 2008 and until such time as each director may advise the Company in writing to restore his or her cash remuneration to its previous level.

For information concerning the eligibility and participation of directors in the 2005 Directors Plan and information concerning unexercised options and unvested restricted shares held by directors, including awards made during 2008, see Item 6—Directors, Senior Management and Employees—Compensation—Directors Remuneration; Equity Awards to Directors.

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

8.A    Consolidated Statements and Other Financial Information

(a)    Consolidated Financial Statements

See Item 18—Financial Statements and pages F-1 through F-53.

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

On December 4, 2008, the Company was notified by GE Healthcare, a unit of General Electric Company (“GE”), and GEMSI, that they are referring a dispute with the Company and OMS to arbitration in Israel in accordance with the terms of an agreement between the Company and GEMSI from December 2004 which had been assigned to OMS and which expired in December 2007. The dispute relates, among other things, to a claim by GEMSI that OMS has an obligation to supply it with CZT modules at a specific price per module. OMS believes it is under no obligation to supply these modules. The proceeding is at an early stage, an arbitrator has been selected but has yet to be appointed and the Company and OMS have not yet received a statement of claim. Based on the information currently available to them, the Company and OMS believe they have good defenses against any such claim, which they intend to defend vigorously.

In addition, a separate dispute is currently the subject of litigation between the Company and GE in the United States District Court for the Eastern District of Wisconsin. On November 4, 2008, GE filed a complaint against the Company claiming breach of contract and requesting specific performance, injunctive relief, declaratory relief and damages. GE also filed a motion for a preliminary injunction. The dispute at issue in that matter relates to GE’s claim that OMS has an obligation to supply GEMSI with 850 CZT modules. The suit, which was originally filed in the United States District Court for the Central District of California, is still in preliminary stages and the Company has filed a motion to dismiss GE’s complaint for lack of subject matter jurisdiction, inconvenient forum and failure to state a claim. GE’s motion for a preliminary injunction has been continued until after the court’s ruling on the Company’s motion to dismiss. The Company believes it has good arguments to dismiss GE’s complaint as well as good arguments on the merits should the court determine it will hear the case and intends to defend it vigorously.

From time to time, the Company is subject to various other legal proceedings and claims that generally arise in the ordinary course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the Company does not believe that any such existing proceedings or claims will have a material adverse effect on its financial position or profitability. See Note 7b(ii) to the Financial Statements.

(d)    Dividend Policy

The Company does not have any current plans to pay dividends.

8.B    Significant Changes

For information as to any significant change which has occurred since the date of the annual financial statements included in this Annual Report, see Item 5—Operating and Financial Review and Prospects—Trend Information.

Item 9.	The Offer and Listing

9.A    Offer and Listing Details

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The following table sets forth, in Dollars, the high and low reported sales prices of the Ordinary Shares on Nasdaq during the periods indicated.

Year	Period	High	Low
2004	Full Year	28.25	15.40
2005	Full Year	26.40	19.60
2006	Full Year	27.25	20.86
2007	Full Year	25.67	15.20
	• First Quarter	25.67	19.91
	• Second Quarter	23.49	20.52
	• Third Quarter	23.50	18.25
	• Fourth Quarter	21.75	15.20
2008	Full Year	19.10	2.90
	• First Quarter	19.10	14.79
	• Second Quarter	18.52	12.79
	• Third Quarter	13.30	7.67
	• Fourth Quarter	8.12	2.90
	• October	8.12	2.90
	• November	4.46	3.18
	• December	4.34	3.83
2009	Full Year (through March 20)	4.45	3.80
	• First Quarter (through March 20)	4.45	3.80
	• January	4.44	3.80
	• February	4.45	3.81
	• March (through March 20)	4.22	3.81

* * * * * * * * * *

On December 31, 2008, there were 49 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 32,532,916 Ordinary Shares, constituting approximately 95.39% of the outstanding Ordinary Shares as at that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes there are currently in excess of 1,400 beneficial holders of the Ordinary Shares.

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

10.A    Share Capital

Not applicable in Annual Report on Form 20-F.

10.B    Memorandum and Articles of Association

The Memorandum of Association of Orbotech Ltd. (the “Memorandum”) and the Articles (each in their original form) were registered on February 8, 1981, under registration number 51-087517-2 with the Israeli Registrar of Companies (the “Registrar”). In July 1984, the Company became a public company under Israeli company law, under registration number 52-003521-3. At the 2001 annual general meeting of shareholders held on November 8, 2001, the shareholders adopted new articles of association as well as amendments to the Memorandum and the new articles of association. At the 2006 annual general meeting of shareholders held on June 25, 2006, the shareholders resolved to increase the authorized (registered) share capital of the Company and to amend the Memorandum and the Articles accordingly.

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

(b)    Directors

The Board of Directors consists of three classes of directors (not including the three external directors who do not form part of any class), with one class being elected each year by shareholders at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. Ordinary Shares do not have cumulative voting rights. As a result, the holders of Ordinary Shares that represent a simple majority of the voting power represented at a shareholders’ meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of external directors. Under the Companies Law the Company is required to appoint at least two natural persons as ‘external directors’; such appointments are to be for a term of three years and may be extended for additional three-year terms, subject to certain conditions as provided under Israeli regulations. For further information as to these appointments, see Item 6—Directors, Senior Management and Employees; Membership of Board of Directors; External Directors; Independent Directors; Financial Experts.

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

(e)    Ordinary Shares

The registered capital of Orbotech Ltd. is NIS 11,200,000 divided into 80,000,000 Ordinary Shares. All issued and outstanding Ordinary Shares are fully paid and non-assessable. Holders of Ordinary Shares have one vote for each Ordinary Share held on all matters to be voted on by shareholders, including the election of directors. Ordinary Shares do not entitle their holders to preemptive rights. The Memorandum and Articles and Israeli law do not restrict in any way the ownership or voting of Ordinary Shares by non-residents or persons who are not citizens of Israel, except with respect to subjects of nations which are in a state of war with Israel.

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

A company such as Orbotech Ltd., incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Companies Ordinance to being governed by the Companies Law. These rules provide, among other things, that any amendment to the Memorandum or Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, unless and until the Company amends the Articles in such manner to provide for a different majority. The Articles provide that all shareholder resolutions, other than with respect to the amendment or replacement of the Memorandum or Articles and certain other matters which by law require a different majority, but including with respect to certain actions which, pursuant to Israeli law, would otherwise require a majority of 75% of the votes cast, such as a change of corporate name, an increase in authorized share capital, a consolidation or division of the Company’s share capital into shares of larger or smaller nominal value, a cancellation of unissued shares, a reduction of share capital, the creation of new classes, or the modification of the rights of classes, of shares and the approval of mergers, require only a simple majority of the votes cast. Subject to the Companies Law, a resolution in writing signed by the holders of all of the Ordinary Shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent will be sufficient to adopt the resolution in lieu of a meeting. The Companies Law does not currently provide for public companies such as the Company to have shareholder resolutions adopted by means of written consent in lieu of a shareholder meeting.

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

Moreover, the classification of the Board of Directors into three classes with terms of approximately three years each, which was approved by shareholders of the Company in 2001, and the requirement under Israeli company law to have at least two external directors, who cannot readily be removed from office, may make it more difficult for shareholders who oppose the policies of the Board of Directors to remove a majority of the then current directors from office quickly. It may also, in some circumstances, together with the other provisions of the Memorandum, Articles and Israeli law, deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company, some of which could be deemed by certain shareholders to be in their best interests and which could affect the price some investors are willing to pay for Ordinary Shares.

Israeli tax law treats some acquisitions, including stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for instance, subject a shareholder who exchanges Ordinary Shares for shares in a non-Israeli corporation to immediate taxation.

(i)    Duration and Liquidation

The Articles do not limit the Company’s duration.

10.C    Material Contracts

In connection with the PDI Acquisition, Orbotech Ltd. entered into the Financing Agreement with IDB and utilized $160 million of its credit facilities thereunder to finance, in part, the PDI Acquisition. Through December 31, 2008, the Company had remaining credit availability under the Financing Agreement of up to $25 million. English translations of the Financing Agreement and the Financing Agreement First Amendment are filed as exhibits to this Annual Report and reference is made to those agreements, which are incorporated by reference herein. The English translations are not binding agreements. Any disputes under the Financing Agreement or the Financing Agreement First Amendment will be determined by reference to the original agreements which are in Hebrew.

In February 2009, the Financing Agreement was amended to extend the availability period with respect to $25 million to December 31, 2009, to determine the interest applicable thereto and to make certain other changes described herein. Pursuant to the Financing Agreement First Amendment, Orbotech Ltd. may, prior to December 31, 2009, determine the maturity dates of all borrowings under the Financing Agreement, provided that such dates may not extend beyond December 31, 2014. The maturity dates selected by Orbotech Ltd. will determine the applicable interest rate margin in excess of IDB’s cost with respect to such borrowing. The interest rate is based on IDB’s cost plus a margin which is: (i) for borrowings in excess of two years, 1.6% for borrowings up to $160 million and 2.0% for borrowings in excess thereof; (ii) for borrowings in excess of twelve months and up to 24 months, 1.25%; and (iii) for borrowings up to twelve months, 1.0% for borrowings up to $160 million and 1.5% for borrowings in excess thereof. The Financing Agreement includes a commitment fee due quarterly in the amount of 0.3% per annum with respect to unused amounts under the Financing Agreement. In addition, the Company paid customary fees in connection with entering into the Financing Agreement and the Financing Agreement First Amendment.

As part of the Financing Agreement First Amendment, the financial covenants were amended. The Financing Agreement contains provisions pursuant to which the Company has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without IDB’s consent. The financial covenants require that the Company’s shareholders’ equity (defined according to the Company’s financial statements as including loans made by the shareholders to the Company after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) (i) for each quarter in 2009 shall be no less than 30% of the total assets as reflected on the Company’s consolidated balance sheet and in any event no less than $250 million, and (ii) for each quarter commencing from the consolidated balance sheet as of March 31, 2010 through the maturity date, the Company’s shareholders’ equity shall be no less than 30% of the total assets as reflected on the Company’s balance sheet and in any event no less than $300 million.

The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year 2011 (with respect to the annual period ended December 31, 2011) and onwards shall be no less than $40 million. This covenant is tested annually according to the financial statements as of the end of each calendar year.

The financial covenants also require that the ratio between the Company’s Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five.

For these purposes, ‘EBITDA’ is defined as the cumulative amount of the Company’s operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company’s latest financial statements, before financial income (expenses) (i.e., interest, linkage differentials, exchange rate differentials and fees) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets and before restructuring charges in an amount not exceeding $10 million in connection with the PDI Acquisition. It has also been agreed with IDB that impairment charges, inventory write-offs and compensation costs for equity awards will also be added back in determining EBITDA for purposes of the Financing Agreement.

For these purposes ‘Financial Debt’ is defined as the Company’s liabilities to banks, financial institutions, affiliates, financial leasing and/or through the issue of bonds.

In addition, commencing as of January 1, 2010, the Company is required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges, pledges or third party rights in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined in accordance with the Company’s consolidated balance sheet.

Prior to the Financing Agreement First Amendment, the financial covenants in the Financing Agreement required that the Company’s shareholders’ equity (defined according to the Company’s financial statements as including loans made by the shareholders to the Company after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) be the greater of $350 million or 40% of the total assets as reflected on the Company’s consolidated balance sheet and that EBITDA for the year of 2008 would be no less than $30 million and from 2009 onwards would be no less than $40 million and that the ratio of Financial Debt to EBITDA beginning from the end of 2008 would not exceed five. The Company’s shareholders’ equity at December 31, 2008 was $311.5 million and EBITDA determined in accordance with the Financing Agreement in 2008 was $34.2 million; accordingly, the Company would not have complied with the minimum shareholders’ equity covenant had it not been amended.

The Financing Agreement also contains customary provisions allowing for acceleration of repayment of all amounts outstanding under the Financing Agreement as well as the following provisions allowing the lender to accelerate repayment if (i) an event shall have occurred and/or circumstances exist and/or any situations exist which, in IDB’s opinion, may materially prejudice the Company’s value and substantially jeopardize the Company’s ability to repay amounts outstanding under the Financing Agreement, (ii) any creditor of the Company shall have grounds, pursuant to the documents of the engagement between it and the Company, as the case may be, for bringing forward and/or accelerating its debts, in a manner that could adversely affect the Company’s ability to repay amounts under the Financing Agreement, (iii) there is a material breach of a material condition of the Financing Agreement and/or a material condition of the other loan documents, (iv) in IDB’s opinion, a material deterioration has occurred in the Company’s economic condition and/or financial repayment capacity, which substantially jeopardizes the Company’s ability to repay amounts outstanding under the Financing Agreement, (v) situations and/or conditions and/or circumstances shall have occurred in which, in IDB’s opinion, there is no reasonable likelihood of the Company’s repaying amounts outstanding under the Financing Agreement and/or there is a reasonable concern, in IDB’s opinion, that the Company’s debt will not be paid in the amounts, payments and dates according to the conditions of the loan documents and/or the Company does not fulfill and/or will not be able to timely fulfill its undertakings to IDB as stated in the Financing Agreement and/or in the loan documents, (vi) if the Company shall materially breach any of its material undertakings according to the Financing Agreement and/or if it shall transpire that any of its representations is materially incorrect, and (vii) a situation shall come to pass in which there shall be an entity controlling the Company which, in IDB’s opinion, will not enable the continued existence of the outstanding amounts under the Financing Agreement, either from a regulatory perspective or on other reasonable grounds.

In addition, if an event or condition shall occur which constitutes a material breach pursuant to the terms of any material undertaking of the Company and/or agreement and/or document due to which the Company is and/or shall be bound vis-à-vis a banking corporation or other financing party in connection with loans or credit in the sum of at least $1 million provided thereto by such corporation (cross default)—they shall also constitute and be deemed as a breach of the credit documents and as another default cause that shall entitle IDB to accelerate the credit and debts, including all the implications thereof, and the Company will be required to pay the same to IDB under such circumstances at IDB’s first demand.

The Financing Agreement and Financing Agreement First Amendment are governed by Israeli law and the exclusive venue for purposes of disputes thereunder is the competent courts in the City of Tel Aviv-Jaffa, Israel.

As part of the Financing Agreement First Amendment, the Company created a floating charge on all of the Company’s assets and a fixed charge on the shares of PDI held by Orbotech, Inc., as security for repayment of amounts under the Financing Agreement. The agreements creating the security interests in favor of IDB contain customary terms and provisions and have been filed as exhibits to this Annual Report. The English translation of the floating charge is not a binding agreement. Any disputes under such agreement will be determined by reference to the original agreement which is in Hebrew.

In addition, on June 26, 2008, the Company executed the PDI Acquisition Agreement, which was filed by PDI with the SEC on a Form 8-K on June 26, 2008. That document, including the description thereof contained in the introduction to this Annual Report, is incorporated by reference herein.

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

The summary of U.S. federal income tax laws set out below is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, judicial decisions and published positions of the Internal Revenue Service (the “IRS”) as of the date hereof and is subject to any changes occurring in United States law after that date, which could have retroactive effect.

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

(iii)    Disposition of Ordinary Shares

A U.S. Shareholder will generally recognize capital gain or loss upon the sale or exchange of Ordinary Shares in an amount equal to the difference between the amount realized and the U.S. Shareholder’s adjusted tax basis in the Ordinary Shares. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period exceeds one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Gain or loss from the sale, exchange or other disposition of Ordinary Shares will generally be treated as from U.S. sources for U.S. foreign tax credit purposes. Pursuant to the Treaty, however, such gain or loss may be foreign source in certain circumstances. See ‘U.S.-Israel Tax Treaty’. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of Ordinary Shares.

(iv)    Passive Foreign Investment Company

A ‘passive foreign investment company’ (“PFIC”) is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Company believes that it is not and has not been a PFIC for U.S. federal income tax purposes for taxable years through 2008, and the Company expects that it will not become a PFIC for taxable years after 2008. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company’s income if a qualified electing fund election has been made; or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain ‘excess distributions’ (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, individual U.S. Shareholders will not be eligible for the 15% maximum tax rate on dividends described above.

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

The Company’s derivative transactions in 2008 were executed through Israeli and foreign banks. The Company is exposed to counterparty risk arising from certain of its financial instruments and derivative contracts and it could be adversely affected by the soundness of counterparties, which include customers, suppliers and financial institutions. The Company uses derivatives to hedge certain exchange rate risk by entering into exchange rate-based derivative instruments with financial institution counterparties, such as broker/dealers, commercial banks and investment banks. These transactions are typically entered into on an unsecured basis and should the counterparty fail to honor its obligations under the relevant agreements, the Company could sustain losses which could have an adverse effect on its business, financial condition and results of operations.

(b)    Exchange Rate Risk Management

Since the Company’s functional currency and that of its subsidiaries (except for OMD) is the Dollar, the Company, including through its subsidiaries, protects itself against exposure arising from the difference between assets and liabilities in each currency other than the Dollar (“Balance Sheet Exposure”). The majority of the Balance Sheet Exposure in such subsidiaries is in Japanese Yen, Euros, Chinese RMB and NIS.

The Company endeavors to limit its Balance Sheet Exposure through ‘natural’ hedging, i.e., by attempting to match its non-dollar denominated assets and liabilities in any given currency. The currency exposure that is not able to be hedged through the matching of assets and liabilities is managed through the use of derivative instruments. To the extent possible, the Company engages in its exchange rate hedging on a consolidated basis.

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as at December 31, 2008 (at fair value—as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions). The Company does not have any Balance Sheet Exposure maturing beyond 2009 that would have a material effect on its business, financial condition or results of operations.

	Euro	Japanese Yen	Chinese RMB	Other Far Eastern Currencies**	NIS	Total
Israel*	4.1	2.3			(1.0)	5.4
Europe*	18.1					18.1
Japan*		23.3				23.3
China*			18.2			18.2
Far East*				17.0		17.0

Total	22.2	25.6	18.2	17.0	(1.0)	82.0

*	Maturing in 2009.
**	Includes Korean won and Taiwanese dollar.

Explanatory notes:

(1)	Total exposure is the sum of the absolute value figures.

(2)	The data presented in the table reflects the net exposure after taking into account set-offs between matching non-Dollar denominated assets and liabilities.

The Company enters into forward exchange contracts to hedge its Balance Sheet Exposure as well as certain anticipated transactions which are probable and which are expected to be denominated in non-Dollar currencies. The terms of most existing currency derivatives are less than three months and none exceed one year. The table below details the hedging acquired in forward exchange contracts in order to limit the Balance Sheet Exposure. The data are as at December 31, 2008 as recorded in the Company’s financial records and are presented in Dollar equivalent terms (in millions).

	Euro	Chinese RMB	Korean Won	Taiwanese Dollar	Japanese Yen	NIS	Total
Israel						(21.2)	(21.2)
Europe	18.7						18.7
Japan					74.5		74.5
China		9.8					9.8
Far East			9.4	6.4			15.8

Total	18.7	9.8	9.4	6.4	74.5	(21.2)	97.6

(c)    Fair Value of Derivatives

The fair value of derivatives as of December 31, 2008, constituted an asset and a liability of approximately $2.3 million and $6.0 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d)    Interest Rate Risk Management

Substantially all of the Company’s cash and cash equivalents bear interest. The annual interest rates as of December 31, 2008 ranged between 0.4%—2.0%. Held-to-maturity marketable securities in the amount of $0.1 million, which bore interest at the rate of 5.2% per annum, will mature in 2009. Auction-rate-securities, having a face value of $22.1 million and which are classified as available-for-sale, are presented at their fair value in the amount of $19.2 million. These securities were written down in the amount of $2.9 million, $0.6 million of which was recorded as financial expenses and $2.3 million of which was recorded as other comprehensive loss. The annual interest rate in December 2008 with respect to these securities was 1.7%—6.2%. Due to the relatively short-term maturities of the Company’s cash, deposits and securities portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

The Company had interest expense of $2.5 million for the year ended December 31, 2008, compared with no expense in the same period in 2007. This increase resulted from its borrowing under the Financing Agreement in connection with the PDI Acquisition. The interest rate under the Financing Agreement is based on IDB’s cost plus an agreed margin. The Company does not enter into interest rate hedging agreements with respect to its debt. The interest rate under the Financing Agreement is a floating interest rate; accordingly, a 1/8% change in the annual interest rate would change the annual interest expense by $200,000.

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

(b)    Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Exchange Act. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Company’s management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company has excluded from the scope of its assessment of internal control over financial reporting the operations and related assets of PDI, which was acquired on October 2, 2008. At December 31, 2008, and for the period from October 2, 2008 through December 31, 2008, total assets and revenues subject to PDI’s internal control over financial reporting represented 17% and 11% of the Company’s consolidated total assets and total revenues as of and for the year ended December 31, 2008. Based on the results of this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.

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

Dan Falk, the Chairman of the Registrant’s Audit Committee, has been designated by the Board of Directors as an Audit Committee Financial Expert under the applicable rules and regulations of the SEC and as having financial and accounting expertise under the Companies Law and applicable regulations. Mr. Falk is ‘independent’, as that term is defined in the Nasdaq listing standards. For information as to certain financial, accounting and professional qualification requirements for external and other directors under the Companies Law, see Item 6.C—Board Practices—Membership of Board of Directors; External Directors; Independent Directors; Financial Experts.

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

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of approval of the Company’s annual financial statements for the preceding fiscal year or at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”), as well as a report regarding the extent of such services actually provided by Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, Chairman of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman and/or other member firms of PwC during 2008 were reported to, and such services and the services proposed to be provided by them during 2009 were pre-approved by, the Audit Committee, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2008 and 2007:

	Year Ended December 31,
	2008	2007
Audit fees (1)	$1,160,000	$808,000
Audit related fees (2)	370,000	21,000
Tax fees (3)	111,000	178,000

Total	$1,641,000	$1,007,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audit during 2008 of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during 2008.

Item 16F.	Change in Registrant’s Certifying Accountant

None

Item 16G.	Corporate Governance

As a foreign private issuer whose shares are listed on Nasdaq, Orbotech Ltd. is permitted to follow certain home country corporate governance practices instead of those followed by U.S. companies under the listing standards of Nasdaq.

As described in Item 10—Additional Information—Memorandum and Articles of Association—Shareholders’ Meetings, if a quorum is not present within half an hour from the time stated for an adjourned general meeting of shareholders of the Company, any shareholders present in person or by proxy at such meeting shall constitute a quorum, consistent with Israeli law. As such, the quorum requirements for an adjourned meeting are different from the Nasdaq requirement that an issuer listed on Nasdaq have a quorum requirement that in no case be less than 33 1/3% of the outstanding shares of the company’s common voting stock.

Under Israeli company law, Orbotech Ltd. may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of the outstanding shares of the Company, as would be required in certain circumstances by the Nasdaq rules. At this time, the Company does not have any intention to enter into any such transaction; however, it may in the future do so and opt to comply with Israeli company law, which may not require shareholder approval. Any such determination to follow Israeli company law requirements rather than the standards applicable to U.S. companies listed on Nasdaq will be made by the Company at the time in light of then-current circumstances.

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

Item 19.	Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 000-12790) filed on March 29, 2007).

(1.2)	Articles of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 000-12790) filed on March 29, 2007).

(2.1)	Forms of Stock Certificates Representing Ordinary Shares (incorporated by reference to Exhibit 2.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 000-12790).

(4.1)	Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (incorporated by reference to Exhibit 4.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 000-12790) filed on March 30, 2006).

(4.2)	2005 Directors Plan (incorporated by reference to Exhibit 4.3 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 000-12790) filed on March 30, 2006).

(4.3)	Photon Dynamics, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.44 from Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (File No. 000-27234) filed on February 14, 2007).

(4.4)	Photon Dynamics, Inc. 2005 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.6 from Photon Dynamics’ Current Report on Form 8-K (File No. 000-27234) filed on March 9, 2005).

(4.5)	Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 from Photon Dynamics’ Registration Statement on Form S-8 (File No. 333-117021) filed on June 30, 2004).

(4.6)	Photon Dynamics, Inc. 2001 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 from Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-27234) filed on May 9, 2003).

(4.7)	CR Technology, Inc. 1991 Stock Option Plan (incorporated by reference to Exhibit 99.4 from Photon Dynamics’ Registration Statement on Form S-8 (File No. 333-95479) filed on January 27, 2000).

(4.8)	Agreement and Plan of Merger and Reorganization dated as of June 26, 2008, among Orbotech Ltd., PDI Acquisition, Inc. and Photon Dynamics, Inc. (incorporated by reference to Photon Dynamics’ Current Report on Form 8-K (File No. 000-27234) filed on June 26, 2008).

(4.9)	Financing Agreement entered into and signed in Tel Aviv on July 22, 2008, between Orbotech Ltd. and Israel Discount Bank Ltd. (1)

(4.10)	Financing Agreement—First Amendment entered into and signed in Tel Aviv on February 22, 2009, between Orbotech Ltd. and Israel Discount Bank Ltd. (1)

(4.11)	Debenture in favor of Israel Discount Bank Ltd. issued and signed on February 22, 2009 (1)

(4.12)	Pledge Agreement dated as of March 25, 2009, between Orbotech, Inc. and Israel Discount Bank Ltd.

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

Name	Jurisdiction of Organization
• Orbotech, Inc.	U.S.A.
• Photon Dynamics, Inc.	U.S.A.
• Orbotech S.A.	Belgium
• Laser Imaging Systems GmbH & Co. KG	Germany
• New System s.r.l.	Italy
• Orbotech Pacific Ltd.	Hong Kong
• Orbotech Singapore Corporation Pte. Ltd.	Singapore
• Orbotech B.V.	The Netherlands
• Orbotech Asia Ltd.	Hong Kong
• Orbotech Japan Ltd.	Japan
• Orbograph Ltd. (owned approximately 89% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Ltd. (owned 50% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Limited Partnership	Israel
• Orbotech Medical Denmark A/S	Denmark
• Orbotech Medical Solutions Ltd.	Israel

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15.1)	Consent of Independent Registered Public Accounting Firm.

(1)	English translation from the official, original version in Hebrew.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/s/ RAANAN COHEN
Raanan Cohen
Chief Executive Officer

Dated: March 27, 2009

ORBOTECH LTD.

(An Israeli Corporation)

2008 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2008 CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars ($) in thousands.

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ORBOTECH LTD.

We have audited the accompanying consolidated balance sheets of Orbotech Ltd. (the “Company”) and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). As described in Management’s Annual Report on Internal Control over Financial Reporting under Item 15(b) (the “Management Report”), management has excluded Photon Dynamics, Inc. (“PDI”) from its assessment of internal control over financial reporting as of December 31, 2008, which was acquired by the Company in a purchase business combination on October 2, 2008. We have also excluded PDI from our audit of internal control over financial reporting. PDI is a wholly-owned subsidiary whose total assets and total revenues represent 17% and 11%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008. The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, except for the use of the proportionate method of consolidation, as discussed above, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

As discussed in note 1o(ii) to the consolidated financial statements, effective January 1, 2007, the Company changed its method of accounting for uncertainty in income taxes to conform to Financial Accounting Standards Board of the United States (“FASB”) Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109’.

Tel Aviv, Israel	KESSELMAN & KESSELMAN
March 27, 2009	CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2008	2007
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$105,127	$120,913
Short-term bank deposits		6,000
Marketable securities	320	46,713
Accounts receivable:
Trade	180,701	151,173
Other	27,106	22,964
Deferred income taxes	5,222	4,317
Inventories	122,152	77,570

Total current assets	$440,628	$429,650

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	$19,241	$32,410
Other long-term investments	29	780
Funds in respect of employee rights upon retirement	12,521	14,099
Non-current trade receivables		231
Deferred income taxes	8,795	843

	$40,586	$48,363

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	$39,325	$28,142

GOODWILL	$12,747	$37,803

OTHER INTANGIBLE ASSETS, net of accumulated amortization	$101,575	$29,213

Total assets	$634,861	$573,171

/s/ YOCHAI RICHTER	)	Active Chairman of the
Yochai Richter	)	Board of Directors

/s/ RAANAN COHEN	)	Chief Executive Officer
Raanan Cohen	)

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31
	2008	2007
	U.S. dollars in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short-term loan	$160,000
Accounts payable and accruals:
Trade	36,377	$34,405
Other	56,428	37,194
Deferred income	22,473	15,445

Total current liabilities	$275,278	$87,044
LONG-TERM LIABILITIES:
Liability for employee rights upon retirement	27,678	28,610
Tax liabilities	16,208	16,565
Other long-term liability	2,667

Total long-term liabilities	$46,553	$45,175
COMMITMENTS AND CONTINGENT LIABILITIES (see note 7)

Total liabilities	$321,831	$132,219

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	$1,562	$1,330

SHAREHOLDERS’ EQUITY:
Share capital—ordinary shares of New Israeli Shekels (“NIS”) 0.14 nominal (par) value (“Ordinary Shares”):
Authorized:
December 31, 2008—80,000,000 Ordinary Shares;
December 31, 2007—80,000,000 Ordinary Shares;
Issued:
December 31, 2008—36,090,697 Ordinary Shares;
December 31, 2007—35,165,152 Ordinary Shares
Outstanding:
December 31, 2008—34,106,775 Ordinary Shares;
December 31, 2007—33,198,213 Ordinary Shares	$1,727	$1,699
Additional paid-in capital	161,914	144,991
Retained earnings	211,142	346,447
Accumulated other comprehensive income (loss)	(6,123)	3,677
Less—treasury shares, at cost (December 31, 2008—1,983,922 Ordinary Shares; December 31, 2007—1,966,939 Ordinary Shares)	(57,192)	(57,192)

Total shareholders’ equity	$311,468	$439,622

Total liabilities and shareholders’ equity	$634,861	$573,171

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2008	2007	2006
	U.S. dollars in thousands (except per share data)
REVENUES:
Sale of products	$323,025	$266,541	$333,326
Services rendered	106,521	94,121	83,143

	429,546	360,662	416,469

COST OF REVENUES:
Cost of products sold	181,987	142,418	159,680
Cost of services rendered	78,652	68,198	67,228
Write-down of inventories	3,348	4,821

	263,987	215,437	226,908

GROSS PROFIT	165,559	145,225	189,561

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	79,883	71,170	62,181
Less—government participations	3,281	3,247	1,708

NET RESEARCH AND DEVELOPMENT COSTS	76,602	67,923	60,473

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	73,346	66,989	68,942

AMORTIZATION OF INTANGIBLE ASSETS	8,099	4,308	580

IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES	6,537	420

RESTRUCTURING CHARGES	8,800	510	3,332

IMPAIRMENT OF GOODWILL	110,403	3,434

IMPAIRMENT OF OTHER INTANGIBLE ASSETS	21,260	1,305

OPERATING INCOME (LOSS)	(139,488)	336	56,234
FINANCIAL INCOME (EXPENSES)—net	(1,324)	9,110	7,404
WRITE-DOWN OF LONG-TERM INVESTMENTS		(5,000)	(205)

INCOME (LOSS) BEFORE TAXES ON INCOME	(140,812)	4,446	63,433
INCOME TAX EXPENSES (BENEFIT)	(5,739)	2,280	7,893

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	(135,073)	2,166	55,540
SHARE IN LOSSES OF AN ASSOCIATED COMPANY		(266)	(315)
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(232)	(416)	(255)

NET INCOME (LOSS)	$(135,305)	$1,484	$54,970

EARNINGS (LOSS) PER SHARE:
Basic	$(4.04)	$0.04	$1.66

Diluted	$(4.04)	$0.04	$1.65

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE—IN THOUSANDS:
Basic	33,512	33,091	33,105

Diluted	33,512	33,190	33,399

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Total shareholders’ equity
	Share capital		Additional paid-in capital
	Number of shares issued	Amount
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2006	33,155	$1,635	$103,329	$290,889	$83	$(29,548)	$366,388
CHANGES DURING 2006:
Net income				54,970			54,970
Loss in respect of derivative instruments designated for cash flow hedge, net of related taxes					(83)		(83)
Net change in respect of securities available for sale					7		7

Total comprehensive income							54,894

Employee stock options exercised and paid	1,468	45	*23,910				23,955

Compensation relating to equity awards granted to employees and others—net			5,339				5,339

Acquisition of treasury shares						(9,074)	(9,074)

BALANCE AT DECEMBER 31, 2006	34,623	$1,680	$132,578	$345,859	$7	$(38,622)	$441,502
CHANGES DURING 2007:
Net income				1,484			1,484
Cumulative adjustments for uncertainty in income taxes (see note 1o) (ii)				(896)			(896)
Gain in respect of derivative instruments designated for cash flow hedge, net of related taxes					941		941
Currency translation adjustments					2,592		2,592
Net change in respect of securities available for sale					137		137

Total comprehensive income							4,258

Employee equity awards exercised and paid	542	19	*7,930				7,949

Compensation relating to equity awards granted to employees and others—net			4,483				4,483

Acquisition of treasury shares						(18,570)	(18,570)

BALANCE AT DECEMBER 31, 2007	35,165	$1,699	$144,991	$346,447	$3,677	$(57,192)	$439,622
CHANGES DURING 2008:
Net loss				(135,305)			(135,305)
Loss in respect of derivative instruments designated for cash flow hedge, net of related taxes					(6,740)		(6,740)
Currency translation adjustments					(622)		(622)
Net change in respect of securities available for sale					(2,438)		(2,438)

Total comprehensive loss							(145,105)

Employee equity awards exercised and paid	926	28	*2,066				2,094

Compensation relating to equity awards granted to employees and others—net			5,275				5,275

Issuance of equity awards upon acquisition of Photon Dynamics, Inc.			9,582				9,582

BALANCE AT DECEMBER 31, 2008	36,091	$1,727	$161,914	$211,142	$(6,123)	$(57,192)	$311,468

*	Net of share issuance costs.

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2008	2007	2006
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(135,305)	$1,484	$54,970
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	18,127	12,202	7,745
In-process research and development charges	6,537	420
Compensation relating to equity awards granted to employees and others—net	5,275	4,483	5,339
Liability for employee rights upon retirement	(5,023)	(1,722)	3,178
Share in losses of an associated company		266	315
Minority interest in profits of subsidiary	232	416	255
Capital loss (gain) from disposal of property, plant and equipment	(460)	56	(34)
Deferred income taxes	(8,857)	(107)	67
Provision for restructuring expenses and non-cash expenses in respect of restructuring	2,846	510	3,091
Write-down of long-term investments		5,000	205
Loss from sale and write down of marketable securities	1,749
Write-down of goodwill and other intangible assets	131,663	4,739
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including non-current portion)	23,814	(3,252)	(16,194)
Other	(6,799)	(169)	(4,688)
Increase (decrease) in accounts payable and accruals:
Trade	(10,478)	(2,664)	(2,333)
Deferred income and other	(9,150)	(18,168)	6,390
Decrease (increase) in inventories	(25,053)	4,691	(7,551)

Net cash provided by (used in) operating activities	$(10,882)	$8,185	$50,755

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(11,181)	(10,376)	(8,142)
Acquisitions of subsidiaries, net of cash acquired (a)	(222,164)	(53,710)
Bank deposits—net	6,000	(6,000)
Marketable securities available for sale—net	17,149	9,951	(9,958)
Acquisition of marketable securities held-to-maturity		(40,610)	(50,877)
Other investments	751	797	1,000
Redemption of marketable securities held-to-maturity	39,210	34,474	33,623
Proceeds from disposal of property, plant and equipment	1,040	20	36
Funds in respect of employee rights upon retirement	2,324	1,518	(243)

Net cash used in investing activities	$(166,871)	$(63,936)	$(34,561)

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Year ended December 31
	2008	2007	2006
	U.S. dollars in thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term loan	160,000
Employee stock options exercised and paid	2,071	7,949	23,955
Cost of acquisition of treasury shares		(18,570)	(9,074)

Net cash provided by (used in) financing activities	162,071	(10,621)	14,881

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(104)	98

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(15,786)	(66,274)	31,075
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	120,913	187,187	156,112

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$105,127	$120,913	$187,187

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$3,656	$1,792	$1,226

Income taxes paid	$3,313	$3,650	$4,562

Income taxes refunded	$2,527		$2,737

(a) Acquisition of subsidiaries consolidated for the first time:
Working capital (excluding cash and cash equivalents)	$(29,716)	$3,809
Property, plant and equipment	(10,592)	(4,929)
Long-term liabilities	2,667	570
Goodwill	(76,072)	(21,105)
In-process research and development	(6,537)	(420)
Other intangible assets	(101,914)	(31,635)

	$(222,164)	$(53,710)

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

(i)	Nature of operations

Orbotech Ltd. (the “Company” or “Orbotech”) is an Israeli corporation, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”), production and process control systems for printed circuit boards (“PCB”s) and AOI, test and repair systems for flat panel displays (“FPD”s). The Company also markets computer-aided manufacturing and engineering (“CAM”) solutions for PCB production.

Through its subsidiary, Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks and other financial institutions. In addition, through its subsidiary, Orbotech Medical Denmark A/S (“OMD”), which was acquired during 2007 (see note 2c(ii)), and its subsidiary, Orbotech Medical Solutions Ltd. (“OMS”), the Company is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging.

As to the Company’s operating segments, principal markets and major customers, see note 13.

(ii)	Accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America, except for the use of the proportionate method of consolidation for one joint venture, as discussed in b. below.

(iii)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to marketable securities, inventories, goodwill, intangibles and long-lived assets and establishment of valuation allowances on deferred tax assets.

(iv)	Functional currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries (other than OMD) and joint venture are conducted is the United States dollar (the “Dollar”).

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

Thus, the functional currency of the Company and its subsidiaries (other than OMD) and joint venture is the Dollar.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Monetary accounts maintained in currencies other than the Dollar are remeasured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency remeasurement are recorded in financial income (expenses)—net, as appropriate. See note 13f.

The functional currency of OMD is the Euro, since virtually all of its revenues are received in Euros. The financial statements of OMD are included in consolidation, based on translation into Dollars in accordance with Statement of Financial Accounting Standards (“FAS”) No. 52 of the Financial Accounting Standards Board of the United States (“FASB”): assets and liabilities are translated at year-end exchange rates, while operating results items are translated at weighted average exchange rates during the consolidated period. Differences resulting from translation are presented in shareholders’ equity, under accumulated other comprehensive income (loss).

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

c.	Cash and cash equivalents

The Company considers all highly liquid investments, which include cash and short-term bank deposits (up to three months from the date of deposit) that are not restricted as to withdrawal or use, the period to maturity of which does not exceed three months at the time of investment, to be cash equivalents.

d.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2008 and 2007, most of the Company’s cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. The Company is of the opinion that the credit risk in respect of these balances is not material. As to the Company’s marketable securities, see note 12b.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in emerging economies, the Company requires letters of credit from banks. See also note 13b.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, the Company sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. The transfer of the letters of credit and promissory notes is recorded by the Company as a sales transaction under the provisions of FAS No. 140 of the FASB ‘Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities’. The resulting costs are charged to ‘financial income (expenses)—net’, as incurred. During the years ended December 31, 2008, 2007 and 2006, respectively, the Company sold $56 million, $57 million and $52 million of letters of credit and promissory notes.

e.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components, products in process and finished products—on the weighted average basis; labor and overhead—on the basis of manufacturing costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions. See note 3.

f.	Marketable securities

Quoted corporate and government debentures and United States Treasury notes, which the Company intends to hold to maturity, are stated at amortized cost, net of write downs due to impairment (see note 12b).

Securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income (loss) in shareholders’ equity until realized. When securities do not have an active market, fair value is determined using a valuation model.

Unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge.

g.	Other long-term investments

On December 31, 2007, one company controlled to the extent of 20% or more and which is not a subsidiary (the “Associated Company”), is accounted for by the equity method. During 2008, the Company’s equity in this entity decreased to below 20%.

The Company had previously invested in three start-up companies. The investment in one start-up company was reclassified during 2007 among short-term investments, following the public issuance of that company’s shares and the Company’s determination to sell its holding. The investments in the other two start-up companies were written-off in their entirety. Write-offs of $5,000,000 and $205,000 were recorded in the years ended December 31, 2007 and 2006, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

In accordance with FAS No. 142, ‘Goodwill and Other Intangible Assets’ (“FAS 142”), goodwill is not amortized, but rather tested for impairment at least annually. As at December 31, 2008, the Company had goodwill of $12.7 million which was allocated as follows: approximately $12 million to the Production Solutions for the Electronics Industry segment; and approximately $0.7 million to the Medical Imaging segment, as a result of the acquisition of OMD in 2007 (see note 2c(ii)).

The Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test. Following the impairment test conducted in September 2008, the Company concluded that goodwill associated with the acquisition of OMD in 2007 had been impaired, and the Company wrote off $17 million of the goodwill which had been allocated to the Medical Imaging segment (see note 2c(ii)). The Company also concluded that the acquired goodwill related to the Company’s assembled PCB business had been impaired, and wrote off $5.4 million of that goodwill which had been allocated to the Production Solutions for the Electronics Industry segment. Following the annual impairment test conducted in 2007, the Company concluded that the goodwill associated with OMS and acquired in 2005 had been impaired, and it wrote off $3.4 million of that goodwill which had been allocated to the Medical Imaging segment. No impairment resulted from the annual review conducted in September 2006.

Following the PDI Acquisition (as defined below), the Company recorded goodwill in the amount of $85.7 million, all of which was allocated to the Production Solutions for the Electronics Industry segment. As a result of the decrease in the Company’s market capitalization in the latter part of 2008 and the global economic downturn that negatively affected capital expenditure in the electronics industry, the Company performed an additional goodwill impairment test at December 31, 2008. The Company concluded that all of the goodwill acquired in the PDI Acquisition, as well as goodwill in the amount of $2.3 million from a previous acquisition and allocated to that reporting unit, had been impaired, and it therefore recorded a charge in the amount of $88 million which eliminated all remaining FPD-related goodwill in the Production Solution for the Electronics Industry segment.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

j.	Other intangible assets

Acquired intangible assets are presented at cost, net of accumulated amortization and net of impairments. See note 5b. These intangible assets consist primarily of intellectual property and are being amortized over periods between five and twelve years.

k.	Impairment of long-lived assets

FAS No. 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’ (“FAS 144”) requires that long-lived assets, including definite life intangible assets, held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values. In the years ended December 31, 2008 and 2007, respectively, the Company wrote down $21.3 million of intangible assets of OMD and $1.3 million of intangible assets of OMS (see note 5).

l.	Recognition of revenue

The Company recognizes revenue from sale of products to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee is fixed or determinable and collectibility is reasonably assured. The Company does not, in the normal course of business, provide a right of return to its customers.

Installation and training are not essential to the product capabilities as they do not require specialized skills and can be performed by other vendors.

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

In circumstances where products have been delivered but revenue deferred pending acceptance, principally in the case of newly developed products, the Company records the net proceeds it has received as deferred income. The deferred income balance equals the amount of deferred product revenue that has been received less the cost of the delivered products. The cost of the delivered products is offset from deferred revenue, and not presented as inventory—finished products, since title passes to the customer upon delivery. Upon acceptance, which consists of receipt by the Company of a signed letter of acceptance, the related deferred income is recognized.

Service revenue in respect of the Company’s products is recognized ratably over the contractual period or as services are performed.

The Company recognizes revenues net of Value Added Tax.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recognizes revenue from sale of software to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee is fixed or determinable, and collectibility is probable. When software is made available to customers electronically, it is deemed to have been delivered when the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectibility is not considered probable, revenue is recognized when the fee is collected.

Maintenance revenues are comprised of revenue from support arrangements which include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

m.	Research and development

Research and development expenses, which consist mainly of labor costs, materials and subcontractors, are expensed as incurred. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred. The Company is not required to pay royalties on sales of products developed using government funding. Effective January 1, 2008, the Company adopted EITF Issue No. 07-3, ‘Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities’ (“EITF 07-3”). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. The Company’s adoption of EITF 07-3 did not have a material effect on its consolidated financial statements

n.	Advertising expenses

These expenses are charged to income as incurred. Advertising expenses totaled $109,000, $133,000 and $163,000 in the years ended December 31, 2008, 2007 and 2006, respectively.

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

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting or, if not related to an asset or liability for financial reporting, according to the expected reversal dates of the specific temporary differences.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii)	Uncertainty in income taxes

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”), on January 1, 2007. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with FAS No. 109, Accounting for Income Taxes (“FAS 109”). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company re-evaluates these uncertain tax positions on a regular basis, having regard to factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and statute of limitations expirations. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expenses (benefit).

p.	Treasury shares

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company.

q.	Derivative financial instruments

The Company enters into forward exchange contracts to hedge existing non-Dollar assets and liabilities as well as certain anticipated transactions which are probable and which are expected to be denominated in non-Dollar currencies.

FAS No. 133, ‘Accounting for Derivative Instruments and Hedging Activities’ (“FAS 133”), requires that all derivative instruments be recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract it designates the derivative, for accounting purposes, as either a hedging instrument or a non-hedging instrument.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss), as ‘gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in the statement of operations among ‘financial income (expenses)—net’. Changes in the fair value of other derivatives are recognized in the statement of operations among ‘financial income (expenses)—net’.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item. Cash flows from other economic derivatives remain part of cash flows from operating activities.

r.	Stock-based compensation

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the accelerated multiple-option approach.

The Company elected to adopt the modified prospective transition method permitted by FAS 123(R). Under such transition method, FAS 123(R) was implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service had not been rendered that were outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS No. 123, ‘Accounting for Stock-Based Compensation’ (“FAS 123”).

Equity awards granted to non-employees (namely, employees of Frontline and consultants) are accounted for under the provisions of FAS 123 and EITF Issue No. 96-18, ‘Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services’. The fair value of such equity awards is charged to income over the expected service period.

For information about the Company’s equity remuneration plans and assumptions used in calculating compensation cost, see note 8b.

s.	Comprehensive income (loss)

In addition to net income, other comprehensive income (loss) includes: (i) gains or losses in respect of derivative instruments designated as cash flow hedges (see q. above); (ii) unrealized gains and losses arising from securities classified as available-for-sale (see f. above); and (iii) foreign currency translation adjustments.

t.	Earnings per share

Basic earnings per share are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted earnings per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method. In 2008, due to their anti-dilutive effect, outstanding equity awards were not taken into account.

u.	Shipping and handling costs

Shipping and handling costs are classified as a component of cost of sales.

v.	Reclassifications

Certain comparative figures may have been reclassified to conform to the current year presentation.

w.	Fair Value Measurement

Effective January 1, 2008, the Company adopted FAS No. 157, ‘Fair Value Measurements’ (“FAS 157”), and the related effective FASB Staff Positions (“FSP”s). FAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under FAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an arms’ length transaction between market participants at the measurement date.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In determining fair value, the Company employs various valuation approaches, including market, income and/or cost approaches. FAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is divided into three levels based on the reliability of inputs. For further disclosure, see note 10d. The adoption of FAS 157 and the related FSPs did not have a material effect on the Company’s consolidated financial position and operating results.

x.	Newly issued accounting pronouncements:

(i)	In December 2007, the FASB issued FAS No. 141 (revised 2007), ‘Business Combinations’ (“FAS 141(R)”). FAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. FAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is not permitted. The Company was required to, and did, adopt FAS 141(R) on January 1, 2009 in respect of business combinations entered into after that date.

(ii)	In December 2007, the FASB issued FAS No. 160, ‘Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51’ (“FAS 160”). FAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the de-consolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. FAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. FAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. FAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. FAS 160 is to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which is to be applied retrospectively for all periods presented. The Company was required to, and did, adopt FAS 160 on January 1, 2009, and is currently assessing the impact that FAS 160 may have on its consolidated financial statements.

(iii)	In February 2008, the FASB issued FSP FAS 157-2, ‘Effective Date of FASB Statement No. 157’, which delays the effective date of FAS 157 from 2008 to 2009 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

(iv)

In March 2008, the FASB issued FAS No. 161, ‘Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133’ (“FAS 161”), which requires additional disclosures about the objectives of using derivative instruments; the method by which the derivative

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and the effect of derivative instruments and related hedged items on financial position, financial performance and cash flows. FAS 161 also requires disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. The Company adopted FAS 161 on January 1, 2009. This statement will not impact the Company’s consolidated financial results as it consists of disclosure requirements only.

(v)	In April 2008, the FASB issued FSP 142-3, ‘Determination of the Useful Life of Intangible Assets’ (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under FAS 142. FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company was required to, and did, adopt FSP 142-3 on January 1, 2009. The Company is currently assessing the impact of FSP 142-3 on its consolidated financial position and results of operations; however, it does not expect the adoption of FSP 142-3 to have a material effect on its consolidated financial statements.

(vi)	In November 2008, the FASB ratified EITF Issue No. 08-7, ‘Accounting for Defensive Intangible Assets’, (“EITF 08-7”). EITF 08-7 applies to defensive intangible assets, namely those which the acquirer does not intend actively to use but rather intends to hold to prevent its competitors from obtaining access to them. As these assets are separately identifiable, EITF 08-7 requires an acquiring entity to account for defensive intangible assets as a separate unit of accounting. A defensive intangible asset shall be assigned a useful life in accordance with paragraph 11 of FAS 142. EITF 08-7 is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is not permitted. The Company was required to, and did, adopt EITF 08-7 on January 1, 2009, and it does not expect the adoption of EITF 08-7 to have a material effect on its consolidated financial statements.

NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY AND BUSINESS ACQUISITIONS:

a.	Proportionately consolidated company

The joint venture, Frontline, an Israeli limited partnership, is owned equally by the Company and Valor Computerized Systems Ltd. and combines the former CAM operations of both companies.

The Company’s wholly-owned subsidiaries market and provide customer support in respect of Frontline’s products.

The Company’s interest in Frontline is presented in the consolidated financial statements using the proportionate method of consolidation (see note 1b). As a result, the consolidated balance sheets as of December 31, 2008 and 2007, and the consolidated statements of operations and the consolidated cash flow statements for each of the three years in the period ended December 31, 2008, reflect the assets, liabilities, operating results and cash flow components of Frontline on the basis of the Company’s percentage of holding.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following Frontline data is reflected in the Company’s consolidated financial statements on the basis of the Company’s percentage of holding:

	December 31
	2008	2007
	$ in thousands
(i) Balance sheet data:
Assets:
Current assets	2,240	3,513
Property, plant and equipment—net	100	158
Funds in respect of employee rights upon retirement	423	425

	2,763	4,096

Liabilities:
Current liabilities	449	583
Liability for employee rights upon retirement	750	770

	1,199	1,353

	Year ended December 31
	2008	2007	2006
	$ in thousands
(ii) Operating results data:
Revenues:
Sales of products	5,914	7,817	8,182
Services rendered	5,600	5,270	4,744
Cost of revenues:
Cost of products sold	(55)	(38)	(36)
Cost of services rendered	(1,902)	(2,027)	(1,733)
Research and development costs	(2,530)	(2,334)	(2,458)
Selling, general and administrative expenses	(1,747)	(1,708)	(1,670)
Financial income—net	55	83	21

Net income before taxes on income	5,335	7,063	7,050

(iii) Cash flow data:
Net cash provided by operating activities	6,153	7,024	7,109

Net cash used in investing activities	(19)	(32)	(43)

As to equity awards to employees of Frontline, see note 8b(vi)D.

b.	Business acquired in 2008

In October 2008, as part of Orbotech’s strategy of expanding its product offerings to FPD manufacturers, the Company acquired Photon Dynamics, Inc. (“PDI”), a leading provider of test and repair systems for the FPD industry, pursuant to an Agreement and Plan of Merger and Reorganization, which was executed on, and dated, June 26, 2008 (the “PDI Acquisition” and the “PDI Acquisition Agreement”). Consummation of the PDI Acquisition Agreement took place on October 2, 2008 (the “PDI Closing Date”). Under the terms of the PDI Acquisition Agreement, on the PDI Closing Date the Company paid $15.60 per share in cash for all of the issued

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and outstanding shares of PDI’s common stock, and issued equity awards with respect to Ordinary Shares, having an aggregate fair value at that date of $9.6 million, to certain PDI employees, resulting in an aggregate purchase price of approximately $295.8 million, including $6.2 million paid by the Company in transaction costs in connection with the PDI Acquisition.

In September 2008, in connection with the PDI Acquisition, the Company borrowed $160 million from Israel Discount Bank Ltd. (“IDB”). In addition, as permitted under FAS No. 115 ‘Accounting for Certain Investments in Debt and Equity Securities’, in connection with the PDI Acquisition the Company sold certain securities, in the amount of $31 million, which had previously been designated by it as ‘held-to-maturity’.

On the PDI Closing Date, PDI had approximately $64 million in cash. The Company accounted for this acquisition using the purchase method.

$ in millions
Current assets	142.5
Property, plant and equipment	10.6
Identifiable intangible assets:
In-process research and development	6.5
Technological intellectual property (1)	59.5
Business-related intellectual property (2)	42.4
Goodwill	85.7

Total assets acquired	347.2

Current liabilities	48.7
Long-term liability	2.7

Total liabilities assumed	51.4

Net assets acquired	295.8

(1) Amortized over a period of 7 years.
(2) Amortized over periods ranging from 2 to 11 years.

The results of the acquired business are consolidated as of the PDI Closing Date. Amortization of the goodwill is not a recognized expense for tax purposes. The goodwill was allocated to the Production Solutions for the Electronics Industry segment.

As a result of the decrease in the Company’s market capitalization in the latter part of 2008 and the global economic downturn that negatively affected capital expenditure in the electronics industry, in December 2008 the Company conducted an additional goodwill impairment test on the goodwill acquired in this transaction. The Company concluded that all the goodwill acquired had been impaired and therefore, in the fourth quarter of 2008, it recorded an impairment charge of $85.7 million with respect to the goodwill associated with PDI.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Below are certain unaudited pro forma, combined statement of income data for the years ended December 31, 2008 and 2007, presented as if the PDI Acquisition had occurred on January 1, 2008 and 2007, respectively, after giving effect to: (a) purchase accounting adjustments, including the increase in amortization of identifiable intangible assets; and (b) estimated additional interest expense due to: (i) the receipt of a bank loan in connection with the acquisition; and (ii) add-back of interest income on Orbotech’s cash, cash equivalents and marketable securities used as cash consideration in the acquisition. This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken actually place at the beginning of 2008 and 2007, respectively, nor is it necessarily indicative of future results.

	Year ended December 31
	2008	2007
	$ in thousands
	(unaudited)
Net sales	568,408	429,670

Net loss*	162,090	70,903

Loss per share:
Basic	$4.84	$2.14

Diluted	$4.84	$2.14

*	Includes amortization in the amount of approximately $14 million and $25 million and interest expense of approximately $6 million and $8 million in 2008 and 2007, respectively.

c.	Businesses acquired in 2007:

(i)	In May 2007, the Company acquired New System s.r.l. (“New System”), a privately held Italian company that develops and markets inkjet printing solutions for the PCB industry. The Company paid $7.8 million to the former stockholders of New System for the acquisition of all of the outstanding shares of New System. In addition, New System had approximately $9.2 million in net liabilities immediately following the acquisition (including approximately $1.4 million in stockholder loans), all of which were repaid following the closing of this acquisition. The Company accounted for this acquisition using the purchase method. A purchase price allocation was made by management in which no in-process research and development was identified. An amount of $5.2 million was allocated to intellectual property and $0.2 million to other intangible assets. The Company allocated the excess of the purchase price over the aggregate of the fair value of the net intangible assets acquired ($5.4 million) and the fair value of the net tangible assets ($0.9 million), in the amount of $10.7 million, to goodwill. The results of the acquired business are consolidated as of the acquisition date. Amortization of the goodwill is a recognized expense for tax purposes.

(ii)

In August 2007, the Company acquired OMD, a privately held Danish company that develops and manufactures gamma cameras for use in nuclear cardiac imaging. OMD is a development and supply partner to major original equipment manufacturers (OEMs) worldwide, which sell its products to privately practicing cardiologists and hospitals. The Company paid $41.3 million to the former shareholders of OMD for the acquisition of all of the outstanding shares of OMD. At the time of the acquisition, OMD had $1.4 million in cash. In addition, the Company agreed to pay to the shareholders of OMD an earn-out, capped at approximately $6.5 million, based on OMD’s performance during the years 2007 and 2008. No earn-out was payable in respect of 2007 or 2008. The Company accounted for this acquisition using the purchase method. A purchase price allocation was made by management in

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which $0.4 million was allocated to in-process research and development (which was written-off immediately), $5.1 million to technological intellectual property, $21.2 million to the business-related intellectual property and a deferred tax liability of $6.7 million was recorded. The Company allocated the excess of the purchase price over the aggregate of the fair value of the net intangible assets acquired ($20.0 million, net of applicable deferred tax liability) and the fair value of the net tangible assets ($4.2 million), in the amount of $17.1 million, to goodwill. The results of the acquired business are consolidated as of the acquisition date. Amortization of the goodwill is not a recognized expense for tax purposes. During 2008, following the annual impairment test, the Company determined that the intellectual property and goodwill of OMD exceeded its fair value, and wrote off $17.0 million of the goodwill, and $21.3 million of the intellectual property, of OMD (see also note 5b).

NOTE 3—INVENTORIES

	December 31
	2008	2007
	$ in thousands
Components:
For manufacturing of systems*	44,093	29,920
For servicing of systems	25,756	21,733

	69,849	51,653
Work in process	10,229	5,190
Finished products	42,074	20,727

	122,152	77,570

*	The changes in the inventory obsolescence provision are as follows:

	Year ended December 31
	2008	2007	2006
	$ in thousands
Balance at beginning of year	4,280	4,079	4,079
Additional provisions made during the year	*3,348	4,821
Provision utilized upon disposal of inventories	(1,932)	(4,620)

Balance at end of year	5,696	4,280	4,079

* Relates to restructuring costs—see note 13e.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets

Composition of assets, grouped by major classifications, is as follows:

	December 31
	2008	2007
	$ in thousands
Cost:
Machinery and equipment	35,508	27,373
Leasehold improvements	37,053	31,313
Land and buildings	9,518	7,037
Office furniture, equipment and computer equipment	31,198	26,450
Vehicles	512	503

	113,789	92,676
Less—accumulated depreciation and amortization	74,464	64,534

	39,325	28,142

b.	Depreciation and amortization

Depreciation and amortization expenses totaled $10,028,000, $7,894,000 and $7,165,000 in the years ended December 31, 2008, 2007 and 2006, respectively.

NOTE 5—INTANGIBLE ASSETS:

a.	Goodwill

Composition of goodwill and changes therein in the years ended December 31, 2008 and 2007 are as follows:

	December 31
	2008	2007
	$ in thousands
Balance at beginning of year	37,803	12,466
Acquisition during the year (see notes 2b and 2c)	85,677	27,777
Write down during the year (see notes 2b and 2c)	(110,403)	(3,434)
Translation differences	(330)	994

Balance at end of year	12,747	37,803

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	Other intangible assets

The amortized balance of other identifiable intangible assets—mainly intellectual property—is composed as follows:

	December 31
	2008	2007
	$ in thousands
Original amount	156,193	47,742
Translation differences	1,112	1,305

	157,305	49,047
Less—accumulated amortization	55,730	19,834

	101,575	29,213

Amortization of other intangible assets totaled (including in-process research and development charges) $14,636,000, $4,728,000 and $580,000 in the years ended December 31, 2008, 2007 and 2006, respectively.

During 2008, following a determination by the Company that the carrying value of the goodwill and intellectual property of OMD exceeded its fair value, the Company wrote off $21.3 million of intellectual property (see note 2c(ii)). During 2007, following a determination by the Company that the carrying value of the goodwill and intellectual property of OMS exceeded its fair value, the Company wrote off $1.3 million of intellectual property.

Estimated amortization expense for the years after 2008 is as follows:

$ in thousands
Year ending December 31:
2009	20,099
2010	14,426
2011	12,536
2012	11,936
2013-2019	42,578

101,575

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Severance pay expenses were $7,954,000, $5,804,000 and $4,273,000 in the years ended December 31, 2008, 2007 and 2006, respectively. Defined contribution plan expenses were $1,045,000, $963,000 and $932,000 in the years ended December 31, 2008, 2007 and 2006, respectively. The Company expects severance pay contributions in 2009 to be approximately $5 million.

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

NOTE 7—	COMMITMENTS, CONTINGENT LIABILITY AND RESTRICTION PLACED IN RESPECT OF LIABILITIES:

a.	Commitments:

(i)	Leases

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. The lease agreements for these premises expire on various dates between 2009 and 2017.

Minimum lease commitments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2008, were as follows:

$ in thousands
Year ending December 31:
2009	7,704
2010	6,226
2011	2,945
2012	56
2013-2017	237

17,168

The rental payments for the premises in Israel, which constitute most of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the “Israeli CPI”).

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rental expenses totaled $8,849,000, $6,555,000 and $6,225,000 in the years ended December 31, 2008, 2007 and 2006, respectively.

(ii)	Other

For information regarding commitments in respect of one of the businesses acquired in 2007, see note 2c(ii).

b.	Contingent liabilities:

(i)	Intellectual Property

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

(ii)	Litigation:

(a) In July 2005, a complaint was filed against the Company in the district court of Tel Aviv by a competitor and its principal shareholder claiming $4 million in damages (the “Complaint”). In May 2004, the Company had filed a patent infringement suit against this competitor in the district court of Nazareth, in connection with which that court had issued a temporary injunction, also in May 2004, against this competitor. The Complaint asserts that that injunction interfered with, and ultimately frustrated, the process of a public offering in which the competitor was engaged and in which the competitor’s principal shareholder proposed to sell shares of the competitor, and that they suffered damages as a result. The Company’s management believes that the Complaint is without merit. No provision has been made in respect of this claim in these financial statements.

(b) On December 4, 2008, the Company was notified by GE Healthcare, a unit of General Electric Company (“GE”), and GE Medical Systems Israel Ltd. (“GEMSI”), that they are referring a dispute with the Company and its subsidiary OMS, to arbitration in Israel in accordance with the terms of an agreement between the Company and GEMSI from December 2004 which had been assigned to OMS and which expired in December 2007. The dispute relates, among other things, to a claim by GEMSI that OMS has an obligation to supply it with Cadmium Zinc Telluride (“CZT”) modules at a specific price per module. OMS believes it is under no obligation to supply these modules. The proceeding is at an early stage, an arbitrator has been selected but has yet to be appointed and the Company and OMS have not yet received a statement of claim. Based on the information currently available to them, the Company and OMS believe they have good defenses against any such claim, which they intend to defend vigorously.

In addition, a separate dispute is currently the subject of litigation between the Company and GE in the United States District Court for the Eastern District of Wisconsin. On November 4, 2008, GE filed a complaint against the Company claiming breach of contract and requesting specific performance, injunctive relief, declaratory relief and damages. GE also filed a motion for a preliminary injunction. The dispute at issue in that matter relates to GE’s claim that OMS has an obligation to supply GEMSI with 850 CZT

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

modules. The suit, which was originally filed in the United States District Court for the Central District of California, is still in preliminary stages and the Company has filed a motion to dismiss GE’s complaint for lack of subject matter jurisdiction, inconvenient forum and failure to state a claim. GE’s motion for a preliminary injunction has been continued until after the court’s ruling on the Company’s motion to dismiss. The Company believes it has good arguments to dismiss GE’s complaint as well as good arguments on the merits should the court determine it will hear the case and intends to defend it vigorously.

c.	Restriction placed in respect of liabilities

For certain information concerning fixed and floating charges on certain of the Company’s assets, see note 14.

NOTE 8—SHAREHOLDERS’ EQUITY:

a.	Authorized, issued and outstanding shares

The authorized (registered) share capital of the Company is NIS 11,200,000, divided into 80,000,000 Ordinary Shares, all ranking pari passu. The Ordinary Shares are traded in the United States on the Nasdaq Global Select Market under the symbol ORBK.

At December 31, 2008, a total of 34,106,775 Ordinary Shares were issued and outstanding. This does not include a total of 1,983,922 Ordinary Shares held by the Company at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

b.	Equity remuneration plans:

(i)	Description of plans

The Company, through its board of directors (the “Board of Directors”) and, subject to Israeli companies law, the remuneration committee of the Board of Directors (the “Committee”), currently administers the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), which was adopted with Orbotech shareholder approval; as well as a number of equity remuneration plans which were adopted or assumed by PDI prior to the PDI Closing Date and assumed by the Company on the PDI Closing Date in connection with the PDI Acquisition. These plans are discussed in further detail below.

In addition: (i) until September 2008, the Company administered the Orbotech Ltd. Israeli Key Employee Share Incentive Plan (1992) (As Amended, 1994, 1996, 1997, 1998, 1999) (the “1992 Plan”), which was adopted in order to enable Israeli employees to obtain the benefit of certain provisions of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”). In September 2008, the last option that had been granted under the 1992 Plan expired; and (ii) until June 2005, the Company administered the 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the “1995 Plan”), which served as the vehicle for the grant of equity awards to employees of the Company’s non-Israeli subsidiaries.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(A)	The 2000 Plan

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

As a result, the 2000 Plan has become the sole vehicle for all new equity awards to directors, officers, employees and consultants of the Company, Related Companies and Foreign Subsidiaries. Equity awards under the 2000 Plan are issuable in the form of restricted shares, or as options either within or outside the context of Section 102 of the Tax Ordinance, in the form of incentive stock options that comply with United States tax law or ‘nonqualified’ stock options, or otherwise. The 2000 Plan is, subject to Israeli Companies Law, administered by the Committee, and will expire on June 4, 2015, except as to equity awards outstanding on that date. At December 31, 2008, under the 2000 Plan, options to purchase a total of 3,683,008 Ordinary Shares (1,211,203 of which had vested) remained outstanding, a total of 305,952 restricted shares that had been granted (79,477 of which had vested) remained beneficially held by the grantees, and 1,122,803 Ordinary Shares remained available for future equity awards.

(B)	PDI equity remuneration plans

On the PDI Closing Date, the Company assumed all of the equity remuneration plans which had previously been adopted or assumed by PDI and under which equity awards were outstanding immediately prior to the PDI Closing Date. These were: the CR Technology, Inc. 1991 Stock Option Plan; the Photon Dynamics, Inc. 2005 Equity Incentive Plan; the Photon Dynamics, Inc. 2001 Equity Incentive Plan; the Photon Dynamics, Inc. 2005 Non-Employee Directors’ Stock Option Plan; and the Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan (collectively, the “PDI Equity Remuneration Plans”). Equity awards, consisting of: (i) options to purchase an aggregate of 949,373 common stock of PDI; and (ii) RSUs with respect to an aggregate of 830,889 common stock of PDI, were outstanding under the PDI Equity Remuneration Plans immediately prior to the PDI Closing Date. An RSU is an equity award valued in terms of company stock; however, company stock is not issued at the time of the grant. After the grantee satisfies the vesting requirement, the awarding company distributes shares, or the cash equivalent of the number of shares used to value the unit.

Pursuant to the PDI Acquisition Agreement, on the PDI Closing Date the Company issued to the PDI grantees that held equity awards immediately prior to the PDI Closing Date, equity awards with respect to Ordinary Shares comprised of: (i) options to purchase an aggregate of 1,762,935 Ordinary Shares; and (ii) RSUs with respect to an aggregate of 1,542,693 Ordinary Shares. The amounts of Ordinary Shares subject to these equity awards, as well as the exercise prices of all such awards, were calculated pursuant to an agreed quantity and price conversion mechanism; and the awards were otherwise issued upon and subject to the same terms and conditions as governed the corresponding PDI equity awards immediately prior to the PDI Closing Date. Under the terms of the PDI Acquisition Agreement, no further equity awards were issuable under the PDI Equity Remuneration Plans after the PDI Closing Date. At December 31, 2008, under the PDI Equity Remuneration Plans collectively, options to purchase a total of 1,713,810 Ordinary Shares (1,441,061 of which had vested), and RSUs with respect to an aggregate of 880,252 Ordinary Shares, remained outstanding.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii)	General

The exercise price of options awarded under the 2000 Plan may not be less than 100% of the fair market value of the Ordinary Shares on the date of grant. Generally, awards under the Company’s equity remuneration plans (other than: (i) awards to directors; and (ii) awards under the PDI Equity Remuneration Plans) vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Options awarded after June 2005 generally expire seven years from the date of grant, the maximum period under the 2000 Plan. Certain options awarded prior to that date expire between five to ten years from the date of grant (as was permitted under the applicable plans pursuant to which such awards were made). Upon resignation by a grantee, options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services. In any other case (e.g., dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Ordinary Shares subject to equity awards granted under either (i) the 1995 Plan prior to its merger into the 2000 Plan in June 2005 or (ii) the 2000 Plan, become available for future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards. Ordinary Shares issued upon the exercise of options, and restricted shares (other than certain limitations on their transferability), have the same rights as other Ordinary Shares, immediately upon allotment.

Unless otherwise stated, all data presented in these financial statements with respect to equity awards under the 2000 Plan have been adjusted to reflect the merger of the 1995 Plan with and into 2000 Plan.

Stock options under the PDI Equity Remuneration Plans generally vest over a 48-60 month period, in monthly installments after an initial ‘cliff’ vesting event six months from the grant date and expire either seven or ten years from the grant date. RSUs under the PDI Equity Remuneration Plans generally vest in equal annual installments over two, three or four year periods from the grant date. Equity awards (including both options and RSUs) under the PDI Equity Remuneration Plans usually expire upon termination of the grantee’s continuous service; however, in most cases the grantees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options, and to receive shares subject to RSUs, to the extent that they had vested on the date of termination of continuous service.

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

As a result of its election under Section 102 of the Tax Ordinance noted above, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iv)	Contractual obligations

In order to satisfy its equity award-related contractual obligations upon the exercise of options or the vesting of RSUs, the Company generally issues new Ordinary Shares out of the authorized (registered) share capital of the Company. The Company has not in the past repurchased, nor does it expect to repurchase during 2009, Ordinary Shares to satisfy such contractual obligations.

(v)	Redesignations

In presenting data with respect to equity awards to ‘employees’ and ‘non-employees’, ‘redesignated’ represents those awards that have been redesignated during the reporting period pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (and vice versa in the presentation of non-employee equity awards data). In both cases, they are excluded from awards ‘granted’ during the reporting period but are included among awards ‘outstanding’ (and, to the extent vested, ‘exercisable’) at the end of the period. In presenting employee equity awards data, ‘forfeited or expired’ includes awards that have been redesignated during the reporting period pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (and vice versa in the presentation of non-employee equity awards data). Awards redesignated as ‘employee’ or ‘non-employee’ awards (as the case may be) during the reporting period are included in the calculations of weighted average exercise prices, weighted average remaining contractual terms of options outstanding (and, to the extent vested, exercisable) and aggregate intrinsic value at the end of the reporting period, but are excluded from the calculation of weighted average exercise price of options forfeited or expired during the reporting period.

(vi)	Equity awards data:

(A)	Overview

At December 31, 2008, under all of the Company’s equity remuneration plans (including those assumed by it in connection with the PDI Acquisition), equity awards (comprised of stock options, restricted shares and RSUs) with respect to a total of 6,583,022 Ordinary Shares were outstanding (of which 2,731,741 had vested) and 1,122,803 Ordinary Shares remained available for future equity awards.

The compensation cost charged against income for the Company’s equity remuneration plans during 2008, 2007 and 2006 was $5.3 million, $4.5 million and $5.3 million, respectively, without any reduction in income taxes.

(B)	Valuation assumptions

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s shares. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on historical behavior of grantees. The risk-free rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant. Since the Company does not intend to distribute dividends (see notes 1o(i) and 9a), dividend yield has been assumed to be zero.

The fair value of each restricted share or RSU awarded is determined based on the market price of the Ordinary Shares on the date of the award.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(C)	Employee equity awards:

1.	Options

	Year ended December 31, 2008
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	3,129,552	24.03
Change during year
Granted (1)	1,683,309	8.20
Assumed (2)	1,476,031	9.68
Redesignated (3)	(312)	21.47
Exercised	(153,602)	13.16
Forfeited or expired	(1,138,214)	25.11

Outstanding at end of year	4,996,764	14.55	4.69	82

Exercisable at end of year	2,296,446	17.53	3.11	15

(1)	Including options to purchase a total of 107,709 Ordinary Shares awarded to directors of the Company, at an exercise price of $9.89 per share.
(2)	In connection with the PDI Acquisition.
(3)	See note 8b(v) above.

The aggregate intrinsic value represents the total pretax capital gain that would have been received by the holders of all ‘in-the-money’ options had they all exercised such options and sold the underlying shares at the Company’s closing share price on December 31, 2008 (which was $4.02).

The weighted average grant date fair value of employee options granted or assumed during the years ended December 31, 2008, 2007 and 2006 was $2.40, $6.58 and $8.29, respectively. The total intrinsic value of employee options exercised during the years ended December 31, 2008, 2007 and 2006 was $0.5 million, $2.6 million and $10.5 million, respectively.

2.	Restricted shares

	Year ended December 31, 2008
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	124,622	23.36
Changes during year
Awarded (1)	156,839	11.55
Vested	(42,690)	22.76
Forfeited	(16,983)	19.06

Non-vested at end of year	221,788	14.91

(1)	Including a total of 39,089 restricted shares awarded to directors of the Company.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total fair value of employee restricted shares vested during the year ended December 31, 2008 was $1.8 million.

3.	RSUs

	Year ended December 31, 2008
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	0	0.00
Changes during year
Assumed (1)	1,542,693	7.75
Released	(609,354)	7.75
Forfeited	(53,087)	7.75

Outstanding at end of year	880,252	7.75

(1)	In connection with the PDI Acquisition.

The total intrinsic value of employee RSUs released during the year ended December 31, 2008, was $1.95 million.

4.	Black-Scholes data

In calculating the fair value of options granted to employees under share-based remuneration arrangements during 2008, 2007 and 2006, the Company used the following assumptions (see note 8b(vi)(B)):

	Year ended December 31
	2008	2007	2006
Dividend yield	0%	0%	0%
Expected volatility	33%	29%	32%
Risk-free interest rate	2.00%	4.25%	5.00%
Expected life—in years	4.50	4.00	4.00

5.	Unrecognized compensation expense

At December 31, 2008, there was $5.8 million of total unrecognized compensation cost related to non-vested employee options, $2.0 million of total unrecognized compensation cost related to non-vested employee restricted shares and $2.9 million of total unrecognized compensation cost related to non-vested RSUs, granted under the Company’s equity remuneration plans. That cost is generally expected to be recognized over a period of four years.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(D)	Non-employee equity awards:

1.	Options

	Year ended December 31, 2008
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	162,493	25.11
Changes during year
Granted	23,300	7.17
Assumed (1)	286,904	12.25
Redesignated (2)	312	21.47
Exercised	(3,750)	13.34
Forfeited or expired	(69,205)	29.01

Outstanding at end of year	400,054	14.28	3.25	0

Exercisable at end of year	355,818	14.27	2.93	0

(1)	In connection with the PDI Acquisition.
(2)	See note 8b(v) above.

The weighted average grant date fair value of non-employee options granted or assumed during the years ended December 31, 2008, 2007 and 2006 was $1.23, $6.60 and $9.76, respectively. The total intrinsic value of non-employee options exercised during the years ended December 31, 2008, 2007 and 2006 was $14,000, $0.1 million and $0.5 million, respectively.

2.	Restricted shares

	Year ended December 31, 2008
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	4,375	23.25
Changes during year
Awarded	2,000	11.84
Vested	(1,688)	23.73

Non-vested at end of year	4,687	18.21

3.	Black-Scholes data

In calculating the fair value of equity awards to non-employees under share-based remuneration arrangements during 2008, 2007 and 2006, the Company used the following assumptions (see note 8b(vi)(B)):

	Year ended December 31
	2008	2007	2006
Dividend yield	0%	0%	0%
Expected volatility	35%	29%	32%
Risk-free interest rate	1.50%	3.10%	5.00%
Expected life—in years	4.50	4.00	4.00

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Unrecognized compensation expense

At December 31, 2008, there was $19,000 of total unrecognized compensation cost related to non-vested non-employee options and $56,000 of total unrecognized compensation cost related to non-vested non-employee restricted shares, granted under the Company’s equity remuneration plans. That cost is expected to be recognized over a period of approximately four years.

c.	Dividends

The distribution of cash dividends out of all the retained earnings of the Company (approximately $211 million as of December 31, 2008) would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax (see notes 1o(ii), 9a and 9f).

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

Income derived from approved enterprises is tax exempt for a period of two years out of the ten-year period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining eight years of benefits is taxable at the rate of 10%-25%. The period of benefits relating to the approved enterprises expires in the years 2009 through 2015.

The tax benefits in respect of part of the production facilities of the Company have expired. Consequently, the portion of taxable income to which approved enterprise benefits applied was approximately 90% in each of the years ended December 31, 2008, 2007 and 2006.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Under the Income Tax (Inflationary Adjustments) Law, 1985 (the “Inflationary Adjustments Law”), results for tax purposes were, until December 31, 2007, measured in real terms, having regard to the changes in the Israeli CPI, or in the exchange rate of the Dollar for a ‘foreign investors’ company’. The Company and its Israeli subsidiaries are taxed under the Inflationary Adjustments Law.

The Company elected, as from the 2003 tax year, to measure its results for tax purposes on the basis of the changes in the exchange rate of the Dollar, and was bound by this election for a period of three years through December 31, 2005. After this time it became required to notify the Israeli income tax authorities, on an annual basis, if it wishes to renew the election, as the Company did for 2006. For the tax year 2007 the Company has elected to be measured on the basis of the changes in the Israeli CPI. The Company’s Israeli subsidiaries have elected to measure their results for tax purposes on the basis of the changes in the Israeli CPI, and continue to do so. Under the Israel Income Tax Law (Inflationary Adjustments) (Amendment No. 20), 2008 (the “Amendment”), which was passed into law by the Israeli parliament on February 26, 2008, the provisions of the Adjustments Law will no longer apply to the Company from the 2008 tax year and thereafter. The Amendment includes transition provisions regarding the repeal of the Adjustments Law, which have applied to the Company through the end of the 2007 calendar year.

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

Paragraph 9(f) of FAS 109 prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into Dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

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

Income not eligible for benefits under the Approved Enterprise Law mentioned in a. above is taxed at the regular corporate tax rate. In July 2004 and August 2005, amendments to the Tax Ordinance were enacted so as to effect a gradual reduction in the corporate tax rate from 36% to 25%. As a result of those amendments the corporate tax rates for 2006 and thereafter are as follows: 2006—31%, 2007—29%, 2008—27%, 2009—26% and 2010 and beyond—25%.

(ii)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

e.	Carryforward tax losses

Carryforward tax losses totaled approximately $110 million at December 31, 2008, of which approximately $8 million will expire in the years 2012 and 2013 and approximately $102 million have no expiration date. A valuation allowance in the amount of approximately $15 million is recorded in respect of deferred tax assets resulting from these losses (see f. below).

Carryforward capital losses for tax purposes totaled approximately $8 million at December 31, 2008. Such losses have no expiration date.

f.	Deferred income taxes

Provided in respect of the following:

	December 31
	2008	2007
	$ in thousands
Provision for vacation pay	895	915
Accrued severance pay	2,604	2,551
Carryforward tax losses	62,705	15,035
Research and development costs	5,268	4,986
Taxes on undistributed income of Israeli subsidiary	(4,021)	(4,021)
Intangible assets	38,876	(5,915)
Other	1,027	332

	29,602	13,883
Less—valuation allowance*	17,595	14,638

	12,007	(755)

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2008	2007	2006
	$ in thousands
Balance at beginning of year	14,638	6,703	11,869
Additions (reductions) during the year	1,749	1,329	(5,166)
Additions upon acquisitions	1,208	1,966
Other changes		4,640

Balance at end of year	17,595	14,638	6,703

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred taxes are included in the balance sheets as follows:

	December 31
	2008	2007
	$ in thousands
Assets
Among current assets	5,222	4,317
Among non-current assets	8,795	843

	*14,017	*5,160

Liabilities
Among current liabilities		700
Among non-current liabilities	2,010	5,215

	2,010	5,915

	12,007	(755)

*	Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

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

The amount of tax that would have been payable had such exempt income earned through December 31, 2008 been distributed as dividends is approximately $34 million.

g.	Taxes on income included in the income statements

As follows:

	Year ended December 31
	2008	2007	2006
	$ in thousands
Current:
Israeli	500	835	6,093
Non-Israeli	4,799	1,552	1,733

	5,299	2,387	7,826

Deferred (see f. above):
Israeli	(4,554)	(753)	51
Non-Israeli	(6,484)	646	16

	(11,038)	(107)	67

Total income tax expenses (benefit)	(5,739)	2,280	7,893

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations (see d(i) above), and the actual tax expense:

	Year ended December 31
	2008	2007	2006
	$ in thousands
Income before taxes on income*	(140,812)	4,446	63,433

Theoretical tax expense on the above amount	(38,019)	1,289	19,664
Less—tax benefits arising from approved enterprises	8,132	(800)	(13,733)

	(29,887)	489	5,931
Increase (decrease) in taxes resulting from:
Different tax rates applicable to non-Israeli Subsidiaries	(9,463)	(782)	5,387
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes—net	32,215	1,000	683
Other	(353)	244	1,058
Net change in valuation allowance	1,749	1,329	(5,166)

Actual tax expense	(5,739)	2,280	7,893

* As follows:
Taxable in Israel	(97,165)	(14,379)	42,045
Taxable outside Israel	(43,647)	18,825	21,388

	(140,812)	4,446	63,433

h.	Tax assessments

Final tax assessments have been received by the Company through the tax year 2004.

i.	Uncertain tax positions

As described in note 1o(ii) above, the Company adopted the provisions of FIN 48 as of January 1, 2007. As a result of the adoption of FIN 48, as of that date the Company recognized a liability for unrecognized tax benefits in the amount of $896,000. This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the financial statements as a decrease in the balance of retained earnings as of January 1, 2007.

In addition, pursuant to the provisions of FIN 48, on January 1, 2007 the Company reclassified a liability for unrecognized tax benefits, in the amount of $9.3 million, from current to non-current liabilities because payment is not anticipated within one year subsequent to the balance sheet date. This non-current liability is included in the consolidated balance sheet among long-term tax liabilities.

As of December 31, 2008 and 2007, the amounts of interest accrued on the balance sheet related to unrecognized tax benefits were $1.3 million and $1.1 million, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is a reconciliation of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ending on December 31, 2008 and 2007 (not including interest or penalties):

	Year ended December 31
	2008	2007
	$ in thousands
Balance at beginning of year	10,285	9,250
Increases in unrecognized tax benefits as a result of tax positions taken during a prior period	3,500	1,035
Decreases in unrecognized tax benefits as a result of statute of limtations expirations	(893)

Balance at end of year	12,892	10,285

It is expected that the amount of unrecognized tax benefits will change in the next twelve months; however, the Company does not expect the change to have a significant impact on its results of operations or financial position.

The Company files income tax returns in various jurisdictions having varying statutes of limitations. The Company and its subsidiaries in Israel have received final tax assessments through the tax year 2004. Most of the Company’s subsidiaries outside Israel have received final tax assessments through tax years 2003 to 2007.

NOTE 10—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates. The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from such changes.

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli and United States banks, the Company does not expect any counterparties to fail to meet their obligations. The Company does not require or place collateral with respect to these financial instruments. The Company does not hold or issue derivatives for trading purposes.

b.	Derivative instruments

As stated in note 1q, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2008 were as follows:

$ in millions
Forward exchange contracts for conversion of:
Euros into Dollars	18.7

Japanese yen into Dollars	74.5

Dollars into NIS	21.2

Korean won into Dollars	9.4

Taiwan dollars into Dollars	6.4

Chinese RMB into Dollars	9.8

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The terms of all of these currency derivatives are less than one year.

The following table summarizes activity in other comprehensive income (loss) related to derivatives classified as cash flow hedges held by the Company during the reported years:

	Year ended December 31
	2008	2007	2006
	$ in thousands
Balance at beginning of year	941		83
Unrealized gains (losses) from derivatives	(3,026)	1,520	1,426
Reclassifications into earnings from other comprehensive income (loss)	(3,694)	(576)	(1,501)
Tax effect	(20)	(3)	(8)

Balance at end of year	(5,799)	941	–,–

c.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually close or identical to their carrying amounts. The fair value of non-current trade receivables and long-term liabilities also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates. As to the fair value of held-to-maturity securities, see note 12b.

The fair value of derivatives as of December 31, 2008 constituted an asset and a liability of approximately $2,333,000 and $6,036,000, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

d.	Disclosure of Fair Value of financial instruments:

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008, consistent with the fair value hierarchy provisions of FAS 157 ($ in thousands):

	Fair value measurements at reporting date using
	Level 1	Level 2	Level 3	Total
	$ in thousands
Assets:
Marketable securities	175			175

Auction-rate securities			19,241	19,241

Derivative assets		2,333		2,333

Liabilities—
Derivative liabilities		6,036		6,036

1.	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Level 2—Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly. Derivates, as described in b. above, are of value primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

3.	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company’s auction-rate securities, which have experienced a lack of liquidity and therefore do not have an active market of observable prices, are measured at fair value, which is determined using a valuation model. The valuation model relies on Level 3 inputs including, among others things: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect the uncertainty of current market conditions; (iii) consideration of the probabilities of default, auction failure or repurchase at par for each period; (iv) assessments of counterparty credit quality; (v) estimates of recovery rates in the event of default for each security; and (vi) overall capital market liquidity. These estimated fair values are subject to uncertainties that are difficult to predict; therefore, such auction-rate securities have been classified as Level 3 fair value hierarchy.

The following table summarizes the activity for those financial assets (auction rate securities) where fair value measurements are classified as Level 3:

$ in thousands
Balance at January 1, 2008	-,-
Change from Level 1 to Level 3 due to lack of active market	33,108
Amount realized	(12,000)
Acquisition of PDI	986
Net change in fair value:
Recorded as financial expenses	(559)
Recorded as other comprehensive loss	(2,294)

Balance at December 31, 2008	19,241

NOTE 11—MONETARY BALANCES IN NON-DOLLAR CURRENCIES

	December 31, 2008
	Israeli currency(a)		Other non-Dollar currencies(c)
	Unlinked	Linked(b)
	$ in thousands
Assets—current	8,242	3,187	105,450

Liabilities—current	12,433		22,455

(a)	The above does not include balances in Israeli currency linked to the Dollar.
(b)	To the Israeli CPI.
(c)	As to hedging transactions entered into by the Company in order to maintain the Dollar value of net assets in non-Dollar currencies, see note 10.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 12—SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

Substantially all of the Company’s cash and cash equivalents bear interest. The annual interest rates as of December 31, 2008 were 0.4%-2.0%.

b.	Marketable securities:

(i)	Held-to-maturity securities:

At December 31, 2008 and 2007 the amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	$ in thousands
December 31, 2008:
Quoted non-Israeli corporate debentures	145	145

	145	145

December 31, 2007:
Quoted Israeli corporate debentures	8,597	8,878	281
Quoted non-Israeli corporate debentures	28,704	28,424	177	457
Israeli Government debentures	2,100	2,182	82
U.S. Treasury notes	1,000	1,001	1

	40,401	40,485	541	457

(ii)	Available-for-sale securities:

	Amortized cost	Aggregate fair value	Gains in other comprehensive income (loss)	Losses in other comprehensive income (loss)
	$ in thousands
December 31, 2008:
Quoted Israeli corporate securities	175	175
Auction-rate securities	21,535	19,241		2,294

	21,710	19,416		2,294

December 31, 2007:
Quoted Israeli corporate securities	328	472	144
Auction-rate securities	38,250	38,250

	38,578	38,722	144

It is expected that the debt securities would not be settled at a price less than the amortized cost of the investment. In 2008, the Company concluded that an amount of $0.9 million of its marketable securities was other-than-temporarily impaired, and wrote down its marketable securities in that amount. Other than the securities written-down, because the Company has the capability, and intends to hold these investments until a recovery of fair value, which may be maturity, it does not consider any other investment in these debentures to be other-than-temporarily impaired at December 31, 2008 (see note 1f). In 2007, the Company concluded that an amount of $0.5 million of its marketable securities was other-than-temporarily impaired, and wrote down its marketable securities in that amount.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(iii)	Composition of marketable securities

The marketable securities are presented in the balance sheets as follows:

	December 31
	2008	2007
	$ in thousands
Among current assets:
Held-to-maturity securities	145	7,991
Available-for-sale securities	175	38,722

	320	46,713
As long-term investments:*
Held-to-maturity securities		32,410
Available-for-sale securities	19,241

	19,561	79,123

* The above securities mature as follows:
2009		18,353
2010		7,554
2011		2,043
2012		888
2013 and beyond	19,241	3,572

	19,241	32,410

c.	Accounts receivable:

	December 31
	2008	2007
	$ in thousands
(i) Trade—allowance for doubtful accounts (see also note 13d(2))	7,596	6,681
(ii) Other:
Employees	1,297	1,295
Prepaid expenses	9,612	4,314
Deposits in respect of rent and other	5,863	5,225
Israeli Government departments and agencies (mainly value added tax refundable)	1,619	4,996
Advance payments to suppliers	3,204	1,489
Sundry	5,511	5,645

	27,106	22,964

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	Short-term loan

On July 22, 2008, the Company and IDB entered into a financing agreement (the “Financing Agreement”), as amended by the Financing Agreement—First Amendment signed on February 22, 2009 (the “Financing Agreement First Amendment”). On September 18, 2008, the Company borrowed $160 million from IDB pursuant to the Financing Agreement, the proceeds of which were applied towards the PDI Acquisition. This loan, which is classified under current liabilities, is due for repayment on December 31, 2009 and bears interest at the rate of three month LIBOR + 1.45%. Pursuant to the Financing Agreement First Amendment, the Financing Agreement was amended to extend the availability period with respect to $25 million to December 31, 2009, to determine the interest applicable thereto and to make certain other changes described herein. For a description of the terms of the Financing Agreement First Amendment, see note 14.

e.	Accounts payable and accruals:

	December 31
	2008	2007
	$ in thousands
(i) Deferred income:
Deferred revenue relating to warranty commitments*	17,433	15,445
Deferred service revenue	5,040

	22,473	15,445

*	The changes in deferred revenues relating to warranty commitments:

	Year ended December 31
	2008	2007	2006
	$ in thousands
Balance at beginning of year	15,445	19,722	18,249
Revenue recognized during the year	(19,174)	(22,081)	(19,701)
Additions upon acquisition of PDI	6,106
Deferred revenue relating to new sales	15,056	17,804	21,174

Balance at end of year	17,433	15,445	19,722

	December 31
	2008	2007
	$ in thousands
(ii) Other:
Employees and employee institutions	16,674	15,921
Government departments and agencies	380	2,079
Accrued warranty	5,088
Derivative liabilities	6,036	754
Accrued expenses	27,313	11,646
Sundry	937	6,794

	56,428	37,194

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA:

a.	Segment and geographical information:

(i)	Operating segments:

(A)	General

The Company’s reportable operating segments are as follows:

1.	Production Solutions for the Electronics Industry—design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products for the electronics industry are primarily AOI, production and process control systems for PCBs and AOI, test and repair systems for FPDs. The Company also markets CAM solutions for PCB production. In view of their overall inter-dependence and the similarity of their long-term economic characteristics, products and services, production processes, classes of customers and methods of distribution, all these operations have been aggregated.

2.	Recognition Software—this comprises the development and marketing of automatic check reading and check fraud detection products to banks and other financial institutions by Orbograph.

3.	Medical Imaging—for the years ended December 31, 2008 and 2007, this includes development, manufacture and sale of gamma cameras by OMD (see note 2(c)(ii)), and the research, development and sale of solid state gamma radiation detectors for nuclear imaging applications by OMS; for the year ended December 31, 2006, this includes only the research, development and sale of solid state gamma radiation detectors for nuclear imaging applications by OMS.

(B)	Information on revenues and assets of the reportable operating segments:

1.	Measurement of revenues and assets of the operating segments

The measurement of revenues and assets of the reportable operating segments is based on the same accounting principles applied in these financial statements.

Segment income or loss reflects the income or loss from operations of the segment and does not include financial income (expenses)—net, taxes on income, share in losses of the Associated Company, minority share in profits and write-down of long-term investments since those items are not allocated to the segments.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Financial data relating to reportable operating segments:

	Production Solutions for the Electronics Industry	Recognition Software	Medical Imaging	Total
	$ in thousands
Year ended December 31, 2008:
Revenues from unaffiliated customers:
Sales of products	293,796	9,669	19,560	323,025
Services rendered	98,826	5,659	2,036	106,521

Total revenues	392,622	15,328	21,596	429,546

Operating income (loss)	(100,845)	3,560	(42,203)	(139,488)

Assets (at end of year)	583,993	19,228	17,594	620,815

Expenditures for segment assets	(1)214,722	163	1,016	215,901

Depreciation and amortization(2)	20,992	219	3,453	24,664

Year ended December 31, 2007:
Revenues from unaffiliated customers:
Sales of products	244,942	11,715	9,884	266,541
Services rendered	87,862	5,008	1,251	94,121

Total revenues	332,804	16,723	11,135	360,662

Operating income (loss)	8,914	4,555	(13,133)	336

Assets (at end of year)	494,151	14,858	58,222	567,231

Expenditures for segment assets	15,860	227	41,496	57,583

Depreciation and amortization(2)	8,028	219	4,375	12,622

Year ended December 31, 2006:
Revenues from unaffiliated customers:
Sales of products	323,757	8,934	635	333,326
Services rendered	78,989	4,154		83,143

Total revenues	402,746	13,088	635	416,469

Operating income (loss)	58,822	2,974	(5,562)	56,234

Assets (at end of year)	541,453	12,803	8,598	562,854

Expenditures for segment assets	6,870	234	1,038	8,142

Depreciation and amortization	6,625	206	914	7,745

(1)	Includes assets acquired in connection with the PDI Acquisition.
(2)	Includes in-process research and development charges.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31
	2008	2007	2006
	$ in thousands
Total assets of reportable segments at end of year	620,815	567,231	562,854
Assets not allocated to segments	14,046	5,940	12,159

Consolidated assets at end of year	634,861	573,171	575,013

(ii)	Geographical information:

1.	Revenues—classified by geographical area (based on the location of customers):

Sales of products:
North America (mainly the United States)	47,609	47,568	39,922
Europe	26,652	31,828	29,691
Japan	25,175	28,581	60,230
Taiwan	44,365	37,456	54,430
China	62,770	83,287	92,926
Korea	107,544	30,609	45,811
Other Far Eastern countries	4,596	4,802	9,084
Other	4,314	2,410	1,232

Total sales of products	323,025	266,541	333,326

Services rendered:
North America (mainly the United States)	20,258	18,154	16,395
Europe	12,458	10,400	10,827
Japan	13,709	11,449	10,697
Taiwan	17,805	13,244	16,592
China	26,678	32,694	18,772
Korea	11,320	4,583	6,767
Other Far Eastern countries	3,900	2,921	2,810
Other	393	676	283

Total services rendered	106,521	94,121	83,143

	429,546	360,662	416,469

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Property, plant and equipment by geographical location:

	December 31
	2008	2007
	$ in thousands
Israel	18,571	18,020
United States	10,742	259
Europe	6,291	6,866
Other	3,721	2,997

Total	39,325	28,142

b.	Major customers

Revenues for the year ended December 31, 2008, included revenues recognized from two customers that accounted for 14% and 12% respectively of the Company’s total revenues for 2008. All such revenues related to the Production Solutions for the Electronics Industry segment.

c.	Cost of revenues:

	Year ended December 31
	2008	2007	2006
	$ in thousands
1) Cost of products sold:
Materials and subcontractors	155,654	124,945	142,409
Labor costs	15,071	10,114	9,206
Overhead and other expenses	11,262	7,359	8,065

	*181,987	*142,418	159,680

2) Cost of services rendered:
Materials consumed	28,321	22,909	19,449
Labor costs	31,229	28,615	28,282
Overhead and other expenses	19,102	16,674	19,497

	78,652	68,198	67,228

*	Excludes the write-downs of inventories of $3.3 million in 2008 and $4.8 million in 2007 relating primarily to excess inventories of components for certain of the Company’s PCB products.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	Selling, general and administrative expenses:

	Year ended December 31
	2008	2007	2006
	$ in thousands
1) Comprised as follows:
Selling	48,140	46,309	47,375
General and administrative	25,206	20,680	21,567

	73,346	66,989	68,942

2) The changes in allowance for doubtful accounts are comprised as follows:
Balance at beginning of year	6,681	6,383	5,871
Increase during the year	920	383	651
Bad debt written off	(5)	(85)	(139)

Balance at end of year	7,596	6,681	6,383

e. Restructuring costs The primary components of the restructuring costs are:
	Year ended December 31
	2008	2007	2006
	$ in thousands

Costs relating to workforce reduction	6,482	510	2,804
Settlements with suppliers and subcontractors	1,753
Other costs	565		528

	8,800	510	3,332

The consolidated statement of operations for the years ended December 31, 2008, 2007 and 2006 include restructuring costs totaling $8.8 million, $0.5 million and $3.3 million, respectively.

The 2006 and 2007 restructuring programs related to the Company’s assembled PCB business and was designed to centralize assembled PCB research and development activities at Company headquarters in Israel. The implementation of that program consisted primarily of the dismissal of 25 employees and the closure of the Company’s facilities in Bad Pyrmont, Germany. The program resulted in total restructuring charges of $3.8 million.

In 2008, as part of the Company’s refocusing of its strategic plan, the Company phased out its activities in the assembled PCB business and will no longer develop and market assembled PCB equipment, but will continue to ensure that service is provided to its installed base of products. As a result, the Company recorded a restructuring charge of $2.4 million, which was comprised of a workforce reduction. In addition, the Company wrote down $3.3 million in inventory, which was sold to a European entity which will continue to market and service the Company’s installed base of assembled PCB equipment in the Europe and North America. The Company plans to continue to service its installed base of assembled PCB equipment in the Far East and Japan.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Additionally, during the second half of 2008, the Company initiated a restructuring program in order to re-align its infrastructure to the current worldwide economic conditions. The measures taken principally included a reduction in the Company’s workforce by approximately 17.5% and resulted in a restructuring charge of $6.4 million.

	Costs relating to workforce reduction	Costs relating to consolidation of the Company’s offices	Settlement with suppliers and subcontractors	Other costs	Total
	$ in thousands
Balance at January 1, 2006	-,-	-,-			-,-
Changes in year ended December 31, 2006:
Provision created	2,804	528			3,332
Actual expenses	(190)	(51)			(241)

Balance at December 31, 2006	2,614	477			3,091
Changes in year ended December 31, 2007:
Provision created	510				510
Actual expenses	(2,614)	(477)			(3,091)

Balance at December 31, 2007	510	-,-			510
Changes in year ended December 31, 2008:
Provision created	6,482		1,753	565	8,800
Actual expenses	(3,825)		(1,753)	(376)	(5,954)

Balance at December 31, 2008	3,167	-,-	-,-	189	3,356

The remaining liabilities of $3.4 million will be paid in the first half of 2009.

f.	Financial income (expenses)—net

	Year ended December 31
	2008	2007	2006
	$ in thousands
Income:
Interest:
In respect of bank deposits and securities	5,046	9,326	9,009
Other	229	969	151
Non-Dollar transaction gains—net	356	1,534

	5,631	11,829	9,160

Expenses:
Interest—
Short-term loan	2,493
Costs relating to factoring of letters of credit and promissory notes	1,410	1,346	1,058
Net loss from sale of marketable securities	814
Impairment of held-to-maturity securities	935	521
Non-Dollar transaction losses—net			95
Other	1,303	852	603

	6,955	2,719	1,756

	(1,324)	9,110	7,404

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

g.	Earnings per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings per share:

	Year ended December 31
	2008	2007	2006
	In thousands
Weighted average number of shares issued and outstanding (net of treasury shares)—used in computation of basic earnings (loss) per share	33,512	33,091	33,105
Add—incremental shares from assumed exercise of options		99	294

Weighted average number of shares used in computation of diluted earnings (loss) per share	33,512	33,190	33,399

Diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 do not reflect options for 5.0 million, 2.4 million and 1.4 million shares, respectively, due to their anti-dilutive effect.

NOTE 14—SUBSEQUENT EVENTS:

a.	Financing agreement—first amendment

In February 2009, the Financing Agreement was amended to extend the availability period with respect to $25 million to December 31, 2009, to determine the interest applicable thereto and to make certain other changes described herein. Pursuant to the Financing Agreement First Amendment, Orbotech Ltd. may, prior to December 31, 2009, determine the maturity dates of all borrowings under the Financing Agreement, provided that such dates may not extend beyond December 31, 2014. The maturity dates selected by Orbotech Ltd. will determine the applicable interest rate margin in excess of IDB’s cost with respect to such borrowing. The interest rate is based on IDB’s cost plus a margin which is: (i) for borrowings in excess of two years, 1.6% for borrowings up to $160 million and 2.0% for borrowings in excess thereof; (ii) for borrowings in excess of twelve months and up to 24 months, 1.25%; and (iii) for borrowings up to twelve months, 1.0% for borrowings up to $160 million and 1.5% for borrowings in excess thereof. The Financing Agreement includes a commitment fee due quarterly in the amount of 0.3% per annum with respect to unused amounts under the Financing Agreement. In addition, the Company paid customary fees in connection with entering into the Financing Agreement and the Financing Agreement First Amendment.

As part of the Financing Agreement First Amendment, the financial covenants were amended. The Financing Agreement contains provisions pursuant to which the Company has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without IDB’s consent. The financial covenants require that the Company’s shareholders’ equity (defined according to the Company’s financial statements as including loans made by the shareholders to the Company after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) (i) for each quarter in 2009 shall be no less than 30% of the total assets as reflected on the Company’s consolidated balance sheet and in any event no less than $250 million, and (ii) for each quarter commencing from the consolidated balance sheet as of March 31, 2010 through the maturity date shall be no less than 30% of the total assets as reflected on the Company’s balance sheet and in any event no less than $300 million.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year 2011 (with respect to the annual period ended December 31, 2011) and onwards shall be no less than $40 million. This covenant is tested annually according to the financial statements as of the end of each calendar year.

The financial covenants also require that the ratio between the Company’s Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five.

For these purposes, ‘EBITDA’ is defined as the cumulative amount of the Company’s operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company’s latest financial statements, before financial income (expenses) (i.e., interest, linkage differentials, exchange rate differentials and fees) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets and before restructuring charges in an amount not exceeding $10 million in connection with the PDI Acquisition. It has also been agreed with IDB that impairment charges, inventory write-offs and compensation costs for equity awards will also be added back for purposes of determining EBITDA.

For these purposes ‘Financial Debt’ is defined as the Company’s liabilities to banks, financial institutions, affiliates, financial leasing and/or through the issue of bonds.

In addition, commencing as of January 1, 2010, the Company is required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges, pledges or third party rights in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined in accordance with the Company’s consolidated balance sheet.

Prior to the Financing Agreement First Amendment, the financial covenants in the Financing Agreement required that the Company’s shareholders’ equity (defined according to the Company’s financial statements as adjusted to include loans made by the shareholders to the Company after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) be the greater of $350 million or 40% of the total assets as reflected on the Company’s balance sheet and that EBITDA for the year of 2008 would be no less than $30 million and from 2009 onwards would be no less than $40 million and that the ratio of Financial Debt to EBITDA beginning from the end of 2008 would not exceed five. The Company’s shareholders’ equity at December 31, 2008 was $311.5 million and EBITDA determined in accordance with the Financing Agreement in 2008 was $34.2 million; accordingly, the Company would not have complied with the minimum shareholders’ equity covenant had it not been amended.

As part of the Financing Agreement First Amendment, the Company created a floating charge on all of its assets and a fixed charge on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Financing Agreement.

b.	Assembled PCB business

During the first quarter of 2009, the Company signed an agreement with Orpro Services s.r.l. of Italy, for the sale of its assembled PCB business in Europe and the Americas. The transaction is subject to customary conditions to closing, including any requisite regulatory approvals. The Company plans to continue to support and service its installed base of assembled PCB systems in the Far East and Japan.