Form 20-F
period 2009-12-31
ORBOTECH LTD
filed 2010-03-26
CIK 749037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

As of December 31, 2009, the Registrant had outstanding 34,759,460 Ordinary Shares1, NIS 0.14 Nominal (par) Value each.

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

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

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

Does not include a total of 5,886,333 Ordinary Shares that were subject to equity awards granted pursuant to equity remuneration plans adopted or assumed by the Registrant, 4,790,569 of which were subject to outstanding stock options (1,826,623 of which had vested), 445,366 of which were subject to outstanding and unvested restricted stock units (“RSU”s) and 650,398 of which remained available for future equity awards pursuant to such plans, all as of December 31, 2009, comprised of:

(a)	4,743,585 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:

(i)	4,093,187 Ordinary Shares were subject to options that had been granted (of which 1,262,335 had vested); and

(ii)	650,398 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan; and

(b)	1,142,748 Ordinary Shares collectively issuable pursuant to equity awards granted by Photon Dynamics, Inc. (“PDI”), prior to its acquisition by the Registrant, under PDI’s equity remuneration plans, and which were assumed in connection with that acquisition, of which:

(i)	697,382 Ordinary Shares were subject to options (of which 564,288 had vested); and

(ii)	445,366 Ordinary Shares were subject to outstanding and unvested RSUs.

Also does not include a total of 1,986,043 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Registrant. For so long as such treasury shares are owned by the Registrant they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Registrant nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Registrant.

Introduction

This Annual Report on Form 20-F (this “Annual Report”) relates to the Ordinary Shares New Israeli Sheqels (“NIS”) 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Annual Report, references to: (i) Orbotech Ltd. are intended to be to Orbotech Ltd. and not to any of its subsidiaries or joint venture; (ii) the Company, the Registrant or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated entities, including PDI and its consolidated entities and the joint venture, Frontline P.C.B. Solutions Limited Partnership (“Frontline”); (iii) the “PDI Acquisition” are to the acquisition on October 2, 2008 (the “PDI Closing Date”), of PDI by a subsidiary of Orbotech Ltd. pursuant to the Agreement and Plan of Merger and Reorganization, which was executed on, and dated June 26, 2008 (the “PDI Acquisition Agreement”), for an aggregate purchase price of approximately $295.8 million; (iv) the “Financing Agreement” are to the Financing Agreement entered into and signed on July 22, 2008, between Orbotech Ltd. and Israel Discount Bank Ltd. (“IDB”), as amended by the Financing Agreement—First Amendment entered into and signed on February 22, 2009, between Orbotech Ltd. and IDB (the “Financing Agreement First Amendment”), both of which were subsequently replaced and superseded by the Amended Financing Agreement, entered into and signed on December 21, 2009, between Orbotech Ltd. and IDB (the “Amended Financing Agreement”); and (v) the “Loan Agreements” are intended to be to the Financing Agreement, as amended by the Financing Agreement First Amendment, both as replaced and superseded by the Amended Financing Agreement. See Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources for a description of the material terms of the Loan Agreements.

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

The financial results of PDI and its consolidated entities have been included in Orbotech’s financial results since the PDI Closing Date. Non-financial information presented herein, such as number of employees, patents and properties utilized by the Company in its operations, includes PDI and its consolidated entities for such information presented as of or for periods after the PDI Closing Date, but not before, and does not include information as to Frontline.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”), production and process control systems for printed circuit boards (“PCB”s) and AOI, test and repair systems for flat panel displays (“FPD”s). The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production. In addition, through Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing; and, through Orbotech Medical Denmark A/S (“OMD”) and Orbotech Medical Solutions Ltd. (“OMS”), is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. The Company is continuing to develop technologies for use in other applications both within and outside the electronics industry. The Company derives a significant portion of its revenues from the service and support of its products.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report contains certain forward-looking statements and information with respect to, among other things, the business, the industries in which the Company operates, the financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’ or ‘anticipates’, the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements appearing in Item 3—Key Information—Risk Factors; Item 4—Information on the Company; and Item 5—Operating and Financial Review and Prospects regarding trends in the electronics, recognition software, medical imaging and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2010 and beyond. Such statements are derived from beliefs and assumptions of the Company’s management based, in part, upon information currently available to the Company. They reflect the present views of the Company with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors that may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, cyclicality in the industries in which the Company operates, the ability of the Company to meet its liquidity needs, a sustained continuation or deterioration of the worldwide economic slowdown, the timing and strength of new product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and the other matters discussed under Item 3—Key Information—Risk Factors.

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

3.A    Selected Financial Data

The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2009, 2008 and 2007, and the consolidated balance sheet data as of December 31, 2009 and 2008, have been derived from the audited Consolidated Financial Statements listed in Item 18 (including the notes thereto, the “Financial Statements”), which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2006 and 2005, and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005, have been derived from other audited consolidated financial statements not included herein and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth in this Item 3.A should be read in conjunction with Item 3—Key Information—Risk Factors, Item 5—Operating and Financial Review and Prospects and the Financial Statements.

Statement of Operations Data:

(in thousands except per share data and footnotes)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Revenues	$377,600	$429,546	$360,662	$416,469	$379,923
Cost of revenues:
Cost of products sold and services rendered	235,608	260,639	210,616	226,908	216,732
Write-down of inventories (1)	—	3,348	4,821	—	—
Total cost of revenues	235,608	263,987	215,437	226,908	216,732
Gross profit	141,992	165,559	145,225	189,561	163,191
Research and development costs:
Expenses incurred	70,084	79,883	71,170	62,181	56,718
Less—government participations (2)	2,212	3,281	3,247	1,708	957

Net research and development costs	67,872	76,602	67,923	60,473	55,761
Selling, general and administrative expenses	65,193	73,346	66,989	68,942	59,389
Amortization of intangible assets (3)	20,187	8,099	4,308	580	2,635
In-process research and development charges (4)	—	6,537	420	—	—
Restructuring costs (5)	—	8,800	510	3,332	—
Impairment (adjustment of impairment) of goodwill (6)	(2,070)	110,403	3,434	—	—
Impairment of other intangible assets (7)	—	21,260	1,305	—	—

Operating income (loss)	(9,190)	(139,488)	336	56,234	45,406
Financial income (expenses)—net (8)	(10,977)	(1,324)	9,110	7,404	3,503
Write-down of long-term investments (9)	—		(5,000)	(205)	—

Income (loss) before taxes on income	(20,167)	(140,812)	4,446	63,433	48,909
Income tax expense (benefit)	(411)	(5,739)	2,280	7,893	5,598

Income (loss) from operations of the Company and its subsidiaries and joint venture	(19,756)	(135,073)	2,166	55,540	43,311
Share in profits (losses) of an associated company	—	—	(266)	(315)	102

Net income (loss)	(19,756)	(135,073)	1,900	55,225	43,413
Net income attributable to the non-controlling interest	(168)	(232)	(416)	(255)	(156)

Net income (loss) attributable to Orbotech Ltd.	$(19,924)	$(135,305)	$1,484	$54,970	$43,257

Net Income (loss) per share:
basic	$(0.58)	$(4.04)	$0.04	$1.66	$1.32
diluted (10)	$(0.58)	$(4.04)	$0.04	$1.65	$1.30
Weighted average number of shares used in computation of earnings (loss) per share:
basic	34,501	33,512	33,091	33,105	32,657

diluted	34,501	33,512	33,190	33,399	33,338

Balance Sheet Data: (in thousands)

	December 31,
	2009	2008	2007	2006	2005
Working capital (11)	$322,564	$165,350	$342,606	$371,459	$302,392
Long-term bank loan (12)	128,000	—	—	—	—
Total assets	605,762	634,861	573,171	575,013	489,242
Capital stock	171,494	163,641	146,690	134,258	104,964
Equity (13)	312,513	313,030	440,952	442,416	367,047

(1)	The write-downs of inventories of $3,348,000 in 2008 and $4,821,000 in 2007 primarily relate to excess inventories of components for certain of the Company’s PCB products. See Note 3 to the Financial Statements.
(2)	The Company receives funding, principally from the Israeli Government, for the development of approved projects and is not required to pay royalties on sales of products developed on the basis of such funding. See Note 1m to the Financial Statements.
(3)	The increase in amortization of intangible assets in 2009 and 2008 is primarily attributable to the PDI Acquisition. Based on current factors, estimated amortization expense associated with intangible assets for 2010 is $14,422,000. See Note 5b to the Financial Statements.
(4)	In-process research and development charges in 2008 were associated with the PDI Acquisition; and in 2007 were associated with the acquisition of OMD. See Note 2 to the Financial Statements.
(5)	The restructuring charges of $8,800,000 in 2008, $510,000 in 2007 and $3,332,000 in 2006, relate to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure. See Note 14e to the Financial Statements.
(6)	The adjustment of impairment of goodwill of $2,070,000 million in 2009 represents $3,300,000 of additional consideration from the sale of Salvador Imaging, Inc. (“Salvador”) which was owned by PDI at the time of the PDI Acquisition, offset by payments due to Cazit Technologies Ltd. (in voluntary liquidation) (formerly Imarad Imaging Systems Ltd.) (“Imarad”) of $1,230,000 in respect of revenues received from certain sales to General Electric Medical Systems Israel Ltd. (“GEMSI”). The impairment of goodwill of $110,403,000 in 2008 is comprised of: a write-off of $87,977,000 of goodwill associated with the Company’s FPD business; a write-down of $17,035,000 of the goodwill of OMD; and a write-off of $5,391,000 of goodwill associated with the Company’s assembled PCB business. The impairment charge of $3,434,000 in 2007 relates to a write-off of the goodwill of OMS. See Notes 1i and 5a to the Financial Statements.
(7)	The impairment of other intangible assets of $21,260,000 in 2008 consists of a write-down of $21,260,000 of the intellectual property of OMD. The impairment charge of $1,305,000 in 2007 consists of a write-off of the intellectual property of OMS. See Notes 1j and 5b to the Financial Statements.
(8)	Includes interest income from cash which was subsequently used in connection with the completion of the PDI Acquisition and interest expense associated with $160,000,000 borrowed to complete the PDI Acquisition. Financial expenses in 2009 include approximately $2.6 million representing impairment of auction-rate securities. See Notes 2b and 6 to the Financial Statements.
(9)	The write-downs of long-term investments of $5,000,000 in 2007 and $205,000 in 2006 reflect the impairment of the Company’s interests in two private Israeli companies.
(10)	Excludes equity awards outstanding at December 31, 2009 and 2008, as their inclusion would be anti-dilutive.
(11)	Working capital is defined as current assets less current liabilities. The decrease in working capital in 2008 is attributable to the $160 million borrowed from IDB under the Loan Agreements in connection with the PDI Acquisition, initially as a short-term loan but which, on December 21, 2009, was converted into long-term borrowings.
(12)	Net of current maturities.
(13)	Comprising shareholders’ equity and non-controlling interest.

As of February 28, 2010, the Company had outstanding indebtedness in the principal amount of $160 million, $32 million of which is due to be repaid in 2010. The Company has not paid any cash dividends in the last five years. See Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

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

Orbotech Ltd. recorded net losses of $19.8 million for the year ended December 31, 2009 and $135.1 million for the year ended December 31, 2008. Our ability to return to or sustain profitability in the future depends in part on the global economy, the rate of growth of the PCB and FPD industries, our ability to develop new products and technologies, the competitive position of our products, the continued acceptance of our products by our customers and in the industries that we serve and our ability to manage expenses. We have in the past undertaken cost cutting initiatives in response to the worldwide economic conditions, including a reduction in our worldwide workforce, which may lead to a deterioration of our competitive position. In the future, we may have to undertake additional cost reduction initiatives to achieve profitability and any difficulty in further reducing our cost structure could negatively impact our results of operations and cash flow in the future. We cannot assure you that we will not continue to report losses in future periods or that if we return to profitability, we will remain profitable.

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

The credit crisis and related financial system disorder which began in late 2008 negatively impacted the global economy and resulted in a significant downturn in the electronics industry. The global economic recession and the resulting decline in the electronics industry and reduced capital expenditures by manufacturers worldwide has had, and may continue to have, a negative effect on our business, results of operations and financial condition.

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

(d)    Our leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or the industries that we serve and prevent us from meeting our obligations under our indebtedness. In addition, because a significant portion of our indebtedness is variable rate debt, our interest expense would increase if interest rates rise. We also may not be able to generate sufficient cash to service all of our indebtedness.

On September 18, 2008, the Company borrowed $160 million from IDB pursuant to the Loan Agreements. As of December 31, 2009, the Company had $160 million of principal outstanding indebtedness and our anticipated fiscal 2010 debt service payment obligations are $32.0 million of principal and, based on the applicable interest rate at December 31, 2009, approximately $6.5 million in interest. Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations. If we are unable to meet our expenses and debt service and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our substantial indebtedness could also have other important consequences with respect to our ability to manage our business successfully, including the following: it may limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; it may make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with these obligations, including restrictive covenants and borrowing conditions, could result in triggering provisions allowing the lender to accelerate the repayment of the loans; it may require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, product development and other corporate requirements; it may limit our flexibility in planning for, or reacting to, changes in our operations or business; it may make us more vulnerable to downturns in our business or the economy; it may restrict us from making strategic acquisitions, introducing new technologies or realizing potential business opportunities; and it may, in conjunction with the financial and other restrictive covenants contained in the Loan Agreements, among other things, limit our ability to borrow additional funds or dispose of assets.

The Loan Agreements also provide for certain limitations on our ability to sell assets, other than in the ordinary course of business. We may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations. Furthermore, a substantial portion of our assets are, and may continue to be, intangible assets. Therefore, it may be difficult for us to service all our debt obligations, which could lead to a material adverse effect on our business, financial condition, results of operations or cash flows.

In addition, the interest rate on $60 million of our debt is fixed and the interest rate on the remaining $100 million and on the unused amount of the additional $25 million short-term credit facility is variable. As a result, our interest expense would increase if interest rates rise. The interest rate on that portion of the loan which bears variable interest under the Loan Agreements is based on IDB’s cost plus an agreed margin. IDB’s cost has been determined with reference to the London Interbank Offered Rate (“LIBOR”), which in and 2009 and 2008 has been at historic lows and may increase substantially in the future. Fluctuations in LIBOR or other bank costs may increase our overall debt service obligation and could have a material adverse effect on our ability to service our debt obligations. An increase of 1% in the interest rate payable on our outstanding variable rate debt would increase our annual debt service requirements by approximately $1.0 million. Also, we have availability to borrow an additional $25 million and may still incur significantly more debt in excess of that, which could intensify the risks described above.

(e)    The Loan Agreements impose significant operating and financial restrictions, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The Loan Agreements contain various covenants that limit or prohibit our ability, among other things, to: guarantee additional indebtedness; make certain loans, acquisitions or investments; sell certain assets, including shares of our subsidiaries; create or incur liens; consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets; and enter into certain transactions with our affiliates. In addition, we are subject to various financial covenants that are tested either quarterly or annually. If we do not comply with the covenants, including the financial covenants, the lender could declare due all amounts under the Loan Agreements, which would have a material adverse effect on our business, results of operations, financial position and cash flow. Certain of the amendments which have been made to the Loan Agreements were designed to facilitate our compliance with the financial covenants thereunder.

The financial covenants and other affirmative and negative covenants contained in the Loan Agreements could limit our ability to plan for or react to industry conditions, meet our capital needs or otherwise restrict our activities or business plans; and adversely affect our ability to finance our operations, enter into strategic initiatives, fund investments or engage in other business activities that would be in our interest.

Upon the occurrence of certain events, the lender could elect to declare due all amounts outstanding under the Loan Agreements and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lender under the Loan Agreements could proceed against any collateral granted to it to secure the Loan Agreements. If the lender under the Loan Agreements accelerates the repayment of borrowings, such acceleration would have a material adverse effect on our business, financial condition, results of operations or cash flows.

(f)    We may raise additional equity from time to time, which could lead to dilution for our existing shareholders or a decline in our share price.

We may raise equity capital through the issuance of additional Ordinary Shares, subject to market and other conditions. We filed a shelf registration statement on Form F-3 with the SEC on December 28, 2009, which became effective on January 13, 2010. We may use this registration statement to issue up to an aggregate public offering price of $150 million of additional Ordinary Shares, warrants, subscription rights or debt securities. Future sales of Ordinary Shares could cause the market price of our Ordinary Shares to decline and our existing shareholders may experience significant dilution.

(g)    We have a sizeable accumulation of contracted orders for sales of FPD products, some of which are subject to delay, cancellation or non-acceptance by customers.

Our FPD business currently has a significant amount of orders for sales of FPD products. The Company’s orders consist of product orders for which written authorizations have been accepted. We do not include maintenance revenues in our determination of orders for this purpose. Generally, such orders represent a substantial portion of revenue from the sale of FPD products in a 12 month period, and Orbotech expects to realize as revenue a substantial portion of these orders in 2010. However, we cannot predict whether new FPD orders will continue to be received at a similar pace. In addition, our orders on any particular date are not necessarily indicative of actual sales for any succeeding period. Customers may delay delivery of products, cancel orders prior to shipment or refuse to provide acceptances due to unresolved research and development issues, particularly in relation to new products. Moreover, since expense levels are based in part on our expectations of future revenue, we may be unable to adjust costs in a timely manner in response to further revenue shortfalls. Furthermore, because certain parts used in the FPD manufacturing process entail relatively long lead times, a customer cancellation may require us to record inventory write-offs. Delays in delivery or acceptance of our products or a reduction of our orders as a result of cancellations or as a result of the level of orders during any particular period could have a material adverse effect on our business, results of operations, financial position and cash flow.

(h)    We extend unsecured credit to many of our customers in connection with their purchases from us and we may be unable to collect accounts receivable.

We extend unsecured credit to many of our customers in connection with their purchases of our products. In addition, diversification of credit risk is limited because we sell primarily to the PCB and FPD industries. Our exposure to credit losses will depend on the financial condition of our customers and other factors beyond our control, such as conditions in the world economy or in the PCB, FPD or other industries that we serve. The unprecedented levels of disruption and volatility in the credit and financial sector that occurred commencing in the latter part of 2008 and continuing through 2009 have increased our possible exposure to customer credit risk because it has become more difficult for our customers to access sufficient capital to meet their liquidity needs. This turmoil, coupled with a reduction of business activity, generally increases our risks related to our status as an unsecured creditor of many of our customers. Credit losses, if significant, would have a material adverse effect on our business, financial condition, results of operations or cash flows.

(i)    Our future revenues are substantially dependent upon existing customers continuing to use our products and to renew their maintenance agreements with us.

We depend on our existing customers for additional future revenues from ongoing maintenance related to our products. Our maintenance agreements are generally renewable after twelve months at the option of the customer and do not contain mandatory renewal obligations. A change in business conditions could alter current customer purchasing plans and as a result our maintenance agreements may not be renewed and we may not generate significant revenues and cash flow from product maintenance in future periods.

(j)    We may not receive significant revenues from our current research and development efforts for several years.

Developing innovative product solutions is expensive, and our investment in product development may entail a long payback cycle. In 2009 and 2008, net research and development expenses were $67.8 million, or approximately 18% of our total revenues and $76.6 million, or approximately 17.8% of our total revenues, respectively. Our future plans include significant investments in product research and development and related opportunities, efforts which we believe are critical to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

(k)    Deterioration of political, economic and security conditions in Israel may adversely affect our profitability.

The Company is incorporated under the laws of the State of Israel and our headquarters, as well as substantial research and development and production facilities, are located in Israel. As such, we are directly influenced by political, economic and military conditions affecting Israel. Any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and continues to be marked by frequent and ongoing violence, also varying in its degree of severity. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not do so in the future.

(l)    Our operations may be negatively affected by the obligations of our personnel to perform military service.

Many of the Company’s male employees in Israel are currently obligated to perform annual reserve duty in the Israel Defense Forces. In addition, virtually all such employees are subject to being called to active military duty in emergency circumstances. In response to increased hostilities, there have been periods of significant recruitment of military reservists, and it is possible that there will be additional recruitments in the future. No assessment can be made of the full impact of such requirements on the Company in the future or the effect on the Company of any expansion of these obligations. Our operations could be disrupted and harmed by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not do so in the future.

(m)    We face intense competition in our business, which may result in decreased demand or prices for our products and services.

We are subject to competition from companies that manufacture products directly in competition with ours, including from some of our customers and their affiliates. We face competition from a number of companies that either currently produce or are developing PCB and FPD systems and products that will compete with our systems and products. Orbograph faces competition from a number of companies which develop and market character recognition solutions; and OMD also faces competition from other suppliers of gamma cameras. In both 2008 and 2009, we experienced competition-induced pricing pressure from our customers that adversely affected our operating results, and competitive pressures in the future could lead to further price erosion that could have a material and adverse effect on our operating results.

(n)    We may not be able to develop new products or respond to technological changes in a timely manner, which could reduce our ability to compete effectively.

The markets for our products are characterized by rapidly changing technologies and frequent new product introductions. We believe that our future success will depend, in part, on our ability to develop new products and introduce them in a timely manner. We expect our competitors in all product lines to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features. In addition, these or other companies may in the future offer a range of PCB or FPD yield-enhancing and production products, character recognition solutions or gamma cameras that is broader and more comprehensive than ours. Although we attempt to maintain and strengthen our competitive position through our policy of substantial investment in research, development, marketing, operations and customer support, we may not be able to continue to make such investments, particularly given the continuing challenging global economic conditions and our significant indebtedness. In the future, we may not be able to achieve, in a timely manner, the technological advances necessary to develop new products and product enhancements to meet the rapid change in manufacturing technologies required for PCBs, FPDs and gamma cameras. Any such failure could lead to deterioration in our competitive position.

(o)    Acquisitions and other types of strategic initiatives have been and may continue to be an important element of our growth, but we may not find suitable opportunities and we may not be able successfully to integrate and manage such initiatives in the future.

The Company’s business strategy contemplates the expansion of our technological base and diversification into new growth areas through acquisitions, joint ventures, investments and other types of strategic initiatives. Risks associated with these activities include: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; financing costs; the potential loss of key personnel of an acquired business; the ability to achieve projected economic and operating synergies and any cost savings; difficulties in successfully integrating, operating, maintaining and managing newly acquired operations; accounting issues relating to the previous conduct of an acquired business; difficulties in maintaining uniform standards, controls, procedures and policies; unanticipated changes in business and economic conditions affecting an acquired business; the possibility of impairment and restructuring charges if an acquired business performs below expectations; and the diversion of management attention from our existing business. In addition, such transactions will often result in the acquisition of intangible assets required to be amortized in our consolidated statements of operations over certain time periods and the recording of goodwill which may be subject to possible future impairment charges. Such amounts have been, and may continue to be, substantial and have a material effect on our operating results. For example, in 2008, we recorded impairment charges of $38.3 million relating to a write-down of substantially all of the goodwill and intellectual property of OMD following a determination that the carrying value of that goodwill and intellectual property exceeded its fair value and $88.0 million relating to the goodwill associated with the Company’s FPD business. Also in 2008, we recorded an impairment charge of $5.4 million relating to a write-off of the remaining goodwill in our assembled PCB business. Furthermore, the Company may be restricted from entering into certain acquisitions, joint ventures, investments and other types of strategic initiatives due to limitations placed upon it under the Loan Agreements.

(p)    We obtain substantial benefits by operating in Israel, but these benefits may not continue.

The Company benefits from certain Israeli Government programs and tax legislation, particularly regarding its production facilities in Israel. Pursuant to these programs and legislation, a significant portion of our income is taxed at reduced rates. To be eligible for these benefits, we must continue to meet certain conditions. Should we fail to meet such conditions in the future, these benefits could be cancelled and we may be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the “Israeli CPI”). The Company also benefits from a Government of Israel program under which it receives grants from the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel (the “OCS”) for the development of generic technologies without incurring any royalty obligations. These programs and tax legislation may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should the Company transfer research and development and/or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations.

(q)    Substantially all of our revenue is derived from sales to companies located outside Israel, which exposes us to political, economic and other uncertainties.

We anticipate that, as in the past, sales of products and services outside Israel will continue to account for virtually all of our revenues. In 2009, approximately 85% of the Company’s revenues from equipment sales were derived from sales in the Far East and Japan, including approximately 25% from sales in Taiwan, 22% from sales in Japan, 20% from sales in Korea and 17% from sales in China. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls and local standards, including the need to comply with stringent and evolving environmental protection laws and regulations as well as a wide variety of foreign and domestic import/export laws; the imposition of new and additional commercial terms by foreign customers, such as requiring the Company to manufacture and sell its products through local entities which can have the effect of increasing the Company’s exposure to operational and foreign currency risks; political and economic instability; trade restrictions; exposure to multiple complex systems of taxation and international double taxation treaties; regulatory reform and changes in reimbursement rates, tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. Our business success depends in part on our ability to anticipate and manage these and other regulatory, economic, social and political risks inherent in international business effectively. Failure to anticipate and manage these risks effectively may have a material adverse effect on our business, financial condition and results of operations.

(r)    Our future success depends in part on our ability to attract and retain highly qualified staff.

The Company’s success depends, in significant part, upon its continuing ability to attract and retain highly qualified managerial, scientific, technical, sales and marketing personnel. Our personnel are instrumental to our ability to develop better-quality product solutions, market those products and provide ongoing support and service to our customers worldwide. The competition for qualified personnel, particularly among computer software programmers and hardware engineers, has always been, and remains, a significant challenge. In addition, part of the way in which we remunerate our senior managerial, scientific, technical, sales and marketing staff is through the grant of equity awards. As we issue equity awards, we use availability under our existing equity remuneration plans and will need to seek shareholder approval to increase availability thereunder. Excluding equity awards assumed by the Company in 2008 in connection with the PDI Acquisition, in 2009, 2008 and 2007, equity awards in respect of an aggregate of 1,148,654, 1,865,448 and 647,802 Ordinary Shares, respectively, were granted to directors, employees and consultants of the Company; and as at February 28, 2010, 739,148 Ordinary Shares remained available for future equity awards to such persons. We cannot assure you that we will receive shareholder approval to increase the availability of shares under our existing or new equity remuneration plans and our ability to grant equity awards in the future may therefore be limited. Furthermore, demographic trends, a lack of appropriately qualified and skilled employees, financial market conditions and future business decisions of both us and our competitors may all operate in a manner detrimental to our ability to attract and retain key personnel. If we are unable to attract and retain highly qualified employees to meet our needs in the future, our business and results of operations could be adversely affected.

(s)    Our future success depends in part on our ability to maintain the proprietary nature of our technology.

Our future success and competitive position are dependent, in significant part, on our proprietary technology. We protect our intellectual property through patent, trade secret, trademark and copyright law, as well as technical safeguards and non-disclosure agreements with our employees, subcontractors and potential business associates. However, we may not be able successfully to protect our technology or deter infringement by third parties, particularly in circumstances where the Company may transfer research and development or manufacturing activities outside the State of Israel, especially to the Far East. Patents that we own or license could be invalidated, challenged or licensed to others. Our pending or future patent applications may not be issued with the scope of claims sought by the Company, if at all. Patent coverage may not be extended to all countries sought, and effective copyright and trade secret protection may be unavailable or limited in certain countries. In addition, other companies may develop technologies that are similar or superior to our technology, duplicate our technology, design around the patents or other proprietary rights held by the Company or breach our non-disclosure agreements. An inability to protect our intellectual property could have a material adverse effect on our business and operating results.

As is characteristic of the electronics industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in litigation alleging infringement could result in the loss of proprietary rights, require us to develop non-infringing technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms, we may be prevented from manufacturing or selling our products. An unfavorable outcome or settlement regarding one or more of these matters could have a material adverse effect on our business and operating results.

(t)    Our operating results fluctuate from period to period, and period-to-period comparisons may not be meaningful given the PDI Acquisition in 2008 and may not be representative of our future performance.

The timing of revenue recognition for our most expensive products, principally FPD systems for the most advanced generations of FPD fabrication facilities, may have a substantial effect on our periodic revenues and net income. Our revenues, expenses and operating results have fluctuated in the past, and are likely to fluctuate significantly in the future due to a number of factors, many of which are beyond our control. Normally, revenue from the sale of products is recognized upon delivery, subject to the existence of a signed contract, purchase order or letter of agreement and a fixed or determinable sale price, with reasonable assurance of collectability. However, we are not always able to control the timing of delivery because of customer requirements, possible production delays and other factors. Orders for our systems may also be subject to cancellation by customers. In addition, in limited circumstances, principally in the case of newly developed products, recognition of income may be deferred. Our operating results have fluctuated in the past, and our ability to foresee possible future changes in the total volume of PCB orders in particular may be limited because we cannot rely on unfilled orders as a dependable and consistent indicator of future revenue in this area of our business. Our operating results may fluctuate significantly in the future, and such fluctuations could be further exacerbated due to the timing of special charges and expenses. In 2008, for example, the Company recorded charges that include impairments with respect to intangible assets and goodwill in the amount of $131.7 million; write-downs of inventories in the amount of $3.3 million; restructuring costs in the amount of $8.8 million; and acquired in-process research and development in the amount of $6.5 million in connection with the PDI Acquisition.

In addition, as a result of the PDI Acquisition on October 2, 2008, it may be difficult to compare our historical and future results to our results for fiscal 2008 and other periods. The PDI Acquisition was accounted for utilizing purchase accounting, which resulted in new valuations for the assets and liabilities of PDI to their fair values on October 2, 2008. Accordingly, our historical financial information may be of limited use in evaluating our historical performance and comparing it to prior and future periods.

(u)    We are exposed to foreign currency exchange rate fluctuations which may adversely affect our business and results of operations.

In 2009, 2008 and 2007, approximately 42%, 36% and 35%, respectively, of our revenues, and approximately 44%, 48% and 47%, respectively, of our expenses, were denominated in currencies other than the United States dollar (the “Dollar” or “$”). Because our financial results are reported in Dollars, fluctuations in exchange rates between the Dollar and non-Dollar currencies may have an adverse effect on our results of operations. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our non-Dollar costs. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

(v)    We have experienced, and may continue to experience, losses on inventories.

Frequent new product introductions in the electronics industry can result in the obsolescence of existing manufacturing processes, which may in turn make our offerings of PCB and FPD yield-enhancement and production solutions outdated or obsolete. This can result in a decrease in the stated value of our inventory since we value our inventory at the lower of cost or market value. The life cycles of our PCB and FPD yield-enhancement and production solutions are affected by the life cycles of the consumer electronic products that are manufactured utilizing our product offerings. The life cycles of these consumer end-products vary based upon a number of factors, but in some cases can be relatively short. While the Company monitors its production and inventory levels closely, inventory may nonetheless become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes employed by PCB and FPD manufacturers. During periods of economic slowdown or rapid technological improvement this has resulted, and may result in the future, in significant charges for inventory write-downs. For example, in 2008 and 2007, the Company recorded $3.3 million and $4.8 million, respectively, of write-downs of inventories. Our operating results have been, and in the future may be, adversely affected by material levels of obsolete or excess inventories.

(w)    We are exposed to fluctuations in the market values of our portfolio investments and in interest rates and our cash and marketable securities may be subject to a risk of loss.

The Company’s assets include a significant component of cash and marketable securities, including investments in auction-rate securities. Auction-rate securities are variable rate debt instruments having long-term maturity dates (typically 15 to 40 years), but whose interest rates are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. At the end of each reset period, investors can sell or continue to hold the securities at par. We believe that our cash is held in institutions whose credit risk is minimal and that the value and liquidity of our marketable securities are accurately reflected in our consolidated financial statements at our December 31, 2009 balance sheet date. Nevertheless, our cash and marketable securities may be subject to risks, including the risk of loss or of reduced value or liquidity, particularly in light of the increased volatility and worldwide recessionary pressures in the financial and banking sectors. As of February 28, 2010, our investments in auction-rate securities totaled approximately $9.8 million. Over the past two years these securities have experienced a lack of liquidity as evidenced by failed auctions. This has had the effect, at least temporarily, of reducing the liquidity of our marketable securities. During 2009, the Company recorded an impairment of $2.6 million in the value of its auction-rate securities. In the future, should we determine that there is a decline in value of any of our portfolio securities which is other-than-temporary in nature, this would result in a loss being recognized in our consolidated statements of operations. Moreover, since the funds associated with failed auctions of auction-rate securities will not be accessible until a successful auction occurs, a buyer is found outside of the auction process or the securities mature, such securities have been classified as long-term marketable securities on our consolidated balance sheet.

(x)    Our business is dependent on sales to a small number of large customers and a loss of any of our large customers could have a material adverse effect on our financial condition, results of operations and cash flows.

The FPD industry is highly concentrated with a small number of manufacturers producing the majority of the world’s liquid crystal displays (“LCD”s). We market and sell our AOI, test and repair systems for FPDs to a limited number of LCD manufacturers. For the year ended December 31, 2009, sales to our three largest customers on a global basis, substantially all of which was in our FPD business, accounted for approximately 40% of our total revenues. In 2009, one Korean, one Taiwanese and one Japanese customer accounted for approximately 14%, 14% and 12%, respectively, of our total revenues for that year. We cannot assure you that these or other customers will continue to contribute significantly to our total revenues in future periods. Although we believe that sales to our three largest customers accounted for a higher percentage of our total revenues than in prior years due to the PDI Acquisition and the severe downturn in the global electronics industry, which caused our FPD business to account for a larger portion of our overall business, we cannot assure you that we will not continue to have customer concentration in our business. The loss of any major customer or a significant reduction in purchases from us by such a customer could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, concentration of our customer base means that if one or more of our major customers were to develop its own competing technology or to experience economic difficulties, changes in purchasing policies, difficulties in fulfilling their obligations to us, bankruptcy or lack of success, it could significantly harm our revenues, profitability and financial condition. We sell our gamma cameras, manufactured by OMD as an original equipment manufacturer (“OEM”), to a very limited number of customers who distribute and sell them to end-users under their own brand names, and the loss of any such customer or a significant reduction in purchases from us by such a customer could have a material adverse effect on the Company’s medical imaging business.

(y)    We depend on a limited number of key suppliers to provide us with sufficient parts to meet our production requirements in a timely and cost-effective manner. In addition, certain of our facilities may be subject to disruption.

Certain of the various key components and subassemblies included in some of our systems are purchased from a single or limited group of suppliers. Should any of these suppliers be unable to meet our requirements in a timely manner, or should we otherwise experience an interruption in supply from any of these sources, the possible resulting late deliveries of our products and services may have an adverse effect on our results of operations. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays that could have an adverse effect on our business. In addition, were a major disruption—such as might be caused by factors including work stoppages, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters—to occur at our offices or manufacturing facilities, we could not guarantee that alternate production capacity would be obtainable on favorable terms or at all. Such disruptions could result in delays in shipments of products to our customers, cancellation of orders or loss of customers and could also adversely affect our business by causing substantial delays in our research and engineering efforts for the development of new products.

(z)    Changes in accounting standards or practices can have a significant effect on our reported results.

We prepare our financial statements to conform to U.S. GAAP. From time to time, recognized authoritative bodies, including the Financial Accounting Standards Board of the United States (the “FASB”) and the SEC, issue new and/or revised accounting standards or guidance. Changes to existing standards or the questioning of current practices may adversely or significantly affect the way in which the Company records and reports its operating results, cash flows and financial position.

For example, the FASB issued changes to U.S. GAAP that required the Company, beginning on January 1, 2006, to account for the fair market value of equity awards (stock options, restricted shares and RSUs) as a compensation expense in its consolidated statements of operations. Compensation costs resulting from the adoption of these accounting guidelines were $6.4 million in 2009, $5.3 million in 2008 and $4.5 million in 2007. In addition, in July 2006, the FASB issued financial accounting guidance which clarifies the accounting uncertainty in income tax positions. The provisions of this interpretation have required the Company to account for uncertain tax positions since January 1, 2007, which may have a material impact on the Company’s reported results.

There can be no assurance that the reduction in net income and earnings per share (or increase in net loss or loss per share) arising from the adoption of these or other financial accounting standards in the future will not adversely affect the results of operation or cash flow of the Company, the market price of the Ordinary Shares or the cost to us of raising capital. For a description of future compensation expense, see Item 5—Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies—Share-based Compensation; and for a discussion of uncertain tax positions, see Item 5—Operating and Financial Review and Prospects—Operating Results—Taxes on Income.

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

(b)    Major Business Developments

The Company’s business initially centered upon the design, development, manufacture, marketing and service of AOI and process control systems and imaging solutions for use in the manufacture of PCBs, and since the Merger the Company has been a leader in providing such systems. Since 1991, the Company has also been engaged, and has become a leader, in the design, development, manufacture, marketing and service of AOI and process control systems for use in the manufacture of FPDs; and since the PDI Acquisition in 2008 the Company has also been engaged as a leader in the design, development, manufacture, marketing and service of test and repair systems for use in the manufacture of FPDs.

Since 1995, the Company has, through Orbograph, developed and marketed character recognition solutions to banks and other financial institutions, and has also developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. For further information on character recognition solutions, see Item 4—Information on the Company—Business Overview—The Company’s Products—Recognition Software.

In 1996, the Company commenced the development of laser-based direct imaging technologies. For further information on laser-based direct imaging, see Item 4—Information on the Company—Business Overview—The Company’s Products—PCBs.

In 1997, the Company commenced the design, development, manufacture and marketing of AOI systems for ‘assembled’ (as distinct from ‘bare’) PCBs, which are PCBs on which the electronic components needed to perform the specified tasks have been mounted. During 2008, as part of the re-focusing of its strategic plan, the Company decided to phase out its assembled PCB business and, accordingly, commencing from the beginning of 2009, the Company ceased to develop and market assembled PCB equipment. On April 21, 2009 the Company consummated an agreement with Orpro Services s.r.l. (“Orpro”) of Italy for the sale of its assembled PCB business in Europe and the Americas. The Company continues to support and service the installed base of its assembled PCB systems in the Far East and plans to continue doing so for the foreseeable future.

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

In 2005, as part of the Company’s strategy of diversifying into new growth areas for imaging technologies, OMS acquired all the assets of Imarad, a privately-held Israeli company that developed a technology to manufacture high-performance, solid state cadmium zinc telluride (“CZT”) gamma radiation detectors, for $7 million. In addition, OMS undertook to make payments to Imarad of up to $2 million in respect of revenues received from certain sales to GEMSI, of which $1.4 million has been recorded, $0.1 million has been paid and $1.3 million is expected to be paid in 2010. In 2007 the Company recorded an impairment charge of $4.7 million with respect to the goodwill and intellectual property of OMS. For further information, see Notes 1i, 1j, 1k and 5 to the Financial Statements.

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

In 2007, as part of the Company’s strategy of diversifying into new growth areas for imaging technologies, the Company acquired OMD, a privately-held Danish company engaged in the development, manufacture and sale of gamma cameras for use in nuclear cardiac imaging, for approximately $41 million. In 2008 the Company recorded an impairment charge of $38.3 million with respect to the goodwill and intellectual property of OMD. For further information, see Notes 1i, 1j, 1k and 5 to the Financial Statements. For further information on gamma cameras and medical imaging, see Item 4—Information on the Company—Business Overview—The Company’s Products—Medical Imaging.

In 2008, as part of Orbotech’s strategy of expanding its product offerings to FPD manufacturers, the Company acquired PDI, a leading provider of test and repair systems for the FPD industry. On the PDI Closing Date, the Company paid $15.60 per share in cash for all of the issued and outstanding shares of PDI’s common stock, and issued equity awards with respect to Ordinary Shares to certain PDI employees, resulting in an aggregate purchase price of approximately $295.8 million. In 2008 the Company recorded an impairment charge of $85.7 million with respect to the goodwill associated with the PDI Acquisition. For further information, see Notes 1i and 5a to the Financial Statements. For further information on test and repair systems for FPDs, see Item 4—Information on the Company—Business Overview—The Company’s Products—FPDs.

(c)    Recent Major Capital Expenditures

During the period from January 1, 2009 to December 31, 2009, the Company’s non-acquisition related capital expenditures totaled approximately $3.9 million (compared to $11.3 million during 2008 and $10.4 million during 2007), of which approximately $2.8 million (compared to $7.6 million during 2008 and $5.8 million during 2007) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $1.1 million (compared to $3.7 million during 2008 and $4.6 million during 2007) was expended upon various facilities of the Company’s subsidiaries outside Israel. Of these expenditures, approximately $0.4 million during 2009 (compared to $6.1 million during 2008 and $7.1 million during 2007) was for capital equipment and leasehold improvements and the balance of approximately $3.5 million (compared to $5.2 million during 2008 and $3.3 million during 2007) was related to information technology. Since January 1, 2006, the Company has not made any significant capital divestitures nor has it committed to any such divestitures. Other than further capital expenditures of the types and consistent with the amounts described above, there are no significant capital expenditures in progress by the Company.

All of the above non-acquisition related capital expenditures were paid from internally generated funds. These amounts do not include non-acquisition related capital expenditures by entities acquired by the Company prior to their acquisition dates.

(d)    Miscellaneous

The Company’s corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel. The Company’s postal address and its telephone and facsimile numbers at that facility are P. O. Box 215, Yavne 81101, Israel, +972-8-9423533 and +972-8-9438769, respectively. The Company’s internet address is: www.orbotech.com (the “Corporate Website”), where its annual reports on Form 20-F, current reports on Form 6-K and certain other SEC filings made by, or which are relevant to, the Company may be accessed through the ‘SEC Filings’ hyperlink contained in the ‘Investors’ section. The Corporate Website is not incorporated by reference in this Annual Report and is included as an inactive textual reference only.

The Company’s agent for SEC matters in the United States is its wholly-owned subsidiary, Orbotech, Inc., the headquarters of which are located at 44 Manning Road, Billerica, Massachusetts 01821; attention: Guy Shemi.

There have been no public takeover offers by third parties with respect to the Company or by the Company during the last or current fiscal year.

4.B    Business Overview

(a)    General

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry, primarily for PCBs and FPDs. The Company is a leader in the design, development, manufacture and marketing of AOI and process control systems for PCBs, AOI, test and repair systems for FPDs and imaging solutions for PCB production. The Company also markets CAM and engineering solutions for PCB production. In addition, through Orbograph, the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing; and, through OMD and OMS, is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. The Company derives a significant portion of its revenues from the service and support of its products.

The Company’s AOI systems use Orbotech’s proprietary machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technology to detect, automatically, flaws and defects in products being manufactured by its customers. These systems are designed to help increase the yield and cost effectiveness of customers’ production processes. In addition, through its AOI systems for PCBs and imaging solutions, and the CAM and engineering solutions which it markets, the Company offers to its PCB manufacturing customers comprehensive solutions that allow automation and integration of the design, tooling, production data and inspection needs associated with PCB production. The Company believes that its PCB-AOI customers generally view AOI as an integral part of the manufacturing process rather than as a ‘dissociated’ post-manufacturing step.

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

OMD sells its gamma cameras as an OEM supplier through two major industry vendors that distribute the cameras under their own brands. These cameras are specialized products used in nuclear cardiac imaging, typically by hospitals and privately practicing cardiologists in scanning patients in connection with the diagnosis of cardiac conditions. OMS is principally engaged in research and development and improving manufacturing processes for solid state CZT gamma radiation detectors for nuclear imaging applications.

The Company currently has three reportable segments: Production Solutions for the Electronics Industry, which, in 2009, accounted for approximately 91% of the Company’s revenues; Recognition Software, which, in 2009, accounted for approximately 4% of the Company’s revenues; and Medical Imaging, which, in 2009, accounted for approximately 5% of the Company’s revenues. See Note 14a to the Financial Statements for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

(b)    Strategy

The Company’s business strategy includes the following elements:

(i)    Strengthen and Expand Position in the PCB and FPD Industries

The Company seeks to strengthen and expand its position in the PCB and FPD industries by: (a) preserving its technological advantages through the continuing enhancement of current generations, and the development of new generations, of PCB AOI, production and process control systems, FPD AOI, test and repair systems, imaging products and CAM and engineering solutions, to meet the needs of PCB and FPD manufacturers as their products become increasingly complex; (b) expanding its product offerings to PCB and FPD manufacturers by developing or acquiring new technologies and/or products that will provide these manufacturers with innovative solutions to their needs; (c) maintaining its close working relationships with its customers, which include leading electronics manufacturers, to enhance the Company’s ability to anticipate technological trends at an early stage and to design products which will meet customers’ future needs; and (d) where appropriate, maintaining and expanding its worldwide marketing, customer support and service network.

(ii)    Diversify into New Growth Areas for Imaging and Other Technologies

The Company intends to continue developing its machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies for use in other applications both within and outside the electronics industry. The Company also intends to utilize its technology, expand its technological base and diversify into new growth areas for imaging and other technologies, through joint ventures with other companies, investments, acquisitions and other business combinations.

(iii)    Leverage Marketing, Distribution and Support Infrastructure

The Company intends to continue to utilize its extensive worldwide marketing and distribution channels and customer support capabilities, as well as its considerable accumulated experience in the marketing and sale of capital equipment and software, for the introduction and marketing of additional products both within and outside the electronics industry. The Company believes that its worldwide marketing and support network, with approximately 630 employees in over 35 locations worldwide, and its experience in the marketing and sale of complex systems, afford it advantages over its competitors.

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

The Company’s PCB product lines consist of: (i) PCB-AOI systems; (ii) automated optical repair (“AOR”) systems and verification and repair stations; (iii) imaging solutions, including photoplotters, laser direct imaging and legend printing; and (iv) through its 50% interest in Frontline, CAM and engineering solutions for PCB production.

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

CAM and engineering solutions are designed for use in the PCB pre-production phase to facilitate automation and integration of the design, tooling, production data and inspection needs associated with PCB production. The Frontline products marketed by the Company include CAM and engineering software solutions, which streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations. Frontline’s CAM and engineering solutions are offered through the Company, and Frontline, through the Company’s worldwide subsidiaries, supports the pre-existing installed base of CAM and engineering products of both the Company and Valor.

In 2009, the Company’s PCB product lines (including those relating to assembled PCBs) accounted for approximately $144.1 million of revenues (including approximately $69.6 million related to service and support of those products), representing approximately 38% of the Company’s revenues. This compared with approximately $191.5 million of revenues (including approximately $78.1 million related to service and support of those products), representing approximately 44% of the Company’s revenues, in 2008, and approximately $237.0 million of revenues (including approximately $70.0 million related to service and support of those products), representing approximately 65% of the Company’s revenues, in 2007.

In 2009, the Company continued the process of phasing out its activities in the assembled PCB business. For more information, see Item 4—Information on the Company—History and Development of the Company—Major Business Developments.

•	PCB Products

Discovery Series.    The Discovery series, which was introduced in 2004, is designed for use in mid-to-high volume PCB production and offers defect detection in line widths down to 25 microns with minimized false calls. This series is capable of achieving a throughput of up to 210 18” x 24” size PCB panel sides per hour containing lines 100 microns in width. The Discovery is powered by the Company’s proprietary ‘SIP’ (Simple, Intelligent, Powerful) Technology which, by combining user-friendly operation with intelligent detection and powerful performance, is designed to enable even inexperienced operators to achieve high quality AOI results with relatively little training. In 2007, the Company introduced the Discovery XL for the inspection of large panels (up to 44” by 30” in size), as well as the Discovery OLB, which offers a solution for ‘quick turn’ and ‘first article’ inspections. In 2009, the Company again extended the family of Ultra-Discovery systems to include the Ultra Discovery F1, which provides an AOI solution for the most advanced ball grid array and flip-chip applications for the PCB industry. These systems are capable of detection in line widths down to 7 microns with minimized false calls. They can achieve a throughput of up to 105 16” x 18” size PCB panel sides per hour containing lines 25 microns in width. In addition, the series includes a model for artwork inspection, the Ultra Discovery PT, which was introduced in 2008.

PerFix AOR Series.    The PerFix series of AOR systems, which was introduced in 2008, is designed for use in both high and small volume PCB production and is the first system to offer an automated repair solution for ‘shorts’ and ‘excess copper’ defects in PCBs. The PerFix systems feature innovative, closed loop repair (CLR) technology, combined with high quality laser control, which enables them to repair PCBs of various materials, on very thin substrates and at line widths down to 35 microns. The systems are designed to enable PCB manufacturers to reduce their overall production costs by minimizing the number of defective and unusable PCBs which will ultimately require scrapping. In 2009, the Company introduced a new AOR system, the Ultra PerFix, which enables repair of shorts at lines widths down to 10 microns.

Verification and Repair Stations.    The Company’s current offering of verification and repair stations is comprised of the VeriSmart, introduced in 2004, the VeriWide and VeriFine, introduced in 2006 and the Ultra VeriFine-A, introduced in 2009. Each of these models provides the operator with a crisp and magnified color image of the possible defect, as well as the image of the reference, which is essential for verification of high-density PCBs. They have been designed to maximize accuracy and throughput and to minimize floor space and operator fatigue and error. The operator defines critical defects, to which these verification and repair stations automatically allocate priority to avoid repairing other defects on a panel that will later be scrapped. Each of these stations communicates with the Company’s PCB-AOI systems, from which they directly and automatically retrieve defect data files of the panel being inspected. Their output can then be used by the customer for statistical analysis. In 2006, the Company introduced proprietary Amethyst technology for the VeriSmart, VeriWide and VeriFine models. This technology employs a combination of different wave length illuminations, together with enhanced image processing, enabling verification stations to improve yield by helping the operator distinguish between real defects and false calls and control repair quality.

Laser-Based Direct Imaging.    The Company’s advanced laser-based direct imaging Paragon systems are utilized in the manufacture of fine feature PCBs at normal production rates. The latest model for high-density interconnect mass production is the Paragon™-Xpress 9, which was introduced by the Company in 2009. The Paragon™-Xpress 9 operates with a diode pumped, solid state, high energy ultraviolet laser, which facilitates low power consumption, reduced cost of operations and extended laser life and incorporates a twin table loading mechanism designed to increase throughput. The Paragon™-Xpress 9 achieves effective imaging rates of up to 240 18” x 24” size PCB panel sides per hour down to 25 microns line width. The Paragon systems incorporate sophisticated optics allowing the exposure of an entire panel in one scan, and utilize advanced digital techniques to enable wide process latitudes, digital image scaling and precise side-to-side registration. The single scan-line technique used to image the entire panel provides uniform exposure even on large panel surfaces. The system’s sophisticated filtering mechanisms and relatively small number of process steps reduce external contaminants and handling defects. The Company also offers the Paragon-8800H, which achieves effective imaging rates of up to 160 18” x 24” size PCB panel sides per hour down to 25 microns line width. In 2009, the Company further expanded the Paragon Ultra family by adding the Paragon-Ultra 100 model to address the needs of chip scale packaging, ball grid array and flip-chip applications for the PCB industry. That system achieves effective imaging with minimum feature size of 12 microns (with a pitch of 30 microns). In addition, in 2009 the Company introduced the Paragon™ SM20, a laser direct imaging system designed specifically for solder mask applications. The Paragon™ SM20 is a high accuracy, fast throughput laser direct imaging solution for use in imaging solder mask layers in high density interconnect and QTA (quick turn around) applications. Based on Orbotech’s field-proven Large Scan Optics (LSO) Technology, the Paragon-SM 20 is designed to enable high yields and lower cost per panel while satisfying tight registration accuracy requirements with dynamic imaging modes.

Laser Plotters.    In 2008 the Company introduced its latest generation of high performance, automated laser plotters for PCB production, the LP-9 series. The series is comprised of four highly sophisticated models which allows PCB manufacturers to choose from a range of solutions, thereby enabling them to meet diverse production requirements. The Company’s LP-9 family of external drum laser plotters incorporates sophisticated electro-optics, complex mechanical designs and patented multi-beam imaging technology, enabling the plotters to achieve high geometrical accuracy, plotting speeds and image quality. The LP-9 laser plotter is capable of plotting at multiple resolutions down to one micron in certain configurations. Automated data interface to CAM systems, advanced automation and high capacity, multiple format film drawers allow continuous unattended operation for long periods of time, all under light-tight, dust-free conditions.

Inkjet Printers.    In 2008 the Company introduced its latest generation of inkjet PCB legend printers, the Sprint-8 series. The Sprint-8 series provides substantial cost savings for PCB manufacturers by reducing significantly the legend printing cycle time and enabling functionality that cannot be achieved through the conventional legend printing process. A distinctive feature of the Sprint-8 inkjet printers is the proprietary design of the UV light source, which instantly ‘cures’ the ink upon contact with the PCB. This capability, which is not available in existing conventional legend printers, increases yield by reducing handling defects, eliminating an additional stage in the oven and saving time and manpower.

CAM and Engineering Solutions.    Frontline’s CAM and engineering products enable the automation of the Front End/Engineering department of PCB manufacturers. The line includes: InCam, a comprehensive, high-precision CAM solution for high density interconnects and IC substrates; Genesis 2000, a leading comprehensive pre-production CAM system which integrates design analysis with automatic data optimization to deliver precise PCB tooling data with high accuracy and speed; GenFlex, a dedicated CAM solution for Flex and Rigid Flex PCB manufacturers which is based on Genesis technology, compensating for material bending and possible distortion; and InPlan, a comprehensive PCB engineering system that combines sophisticated engineering know-how with state-of-the-art pre-production planning tools to devise the optimal manufacturing process for PCB jobs in a rapidly changing manufacturing environment.

(ii) FPDs

•	General

FPDs, which include LCDs, plasma displays, organic light-emitting diodes and other types of FPDs, are presently used as display screens for laptop and desktop computers, televisions, digital telephones, car navigation systems, digital and video cameras and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications. FPDs offer various advantages over cathode ray tubes (“CRT”s), including the convenience associated with their significantly smaller physical depth and lower weight, and their relatively low levels of radiation and heat emission. Over recent years there has been a significant increase in the replacement of desktop CRTs by LCD-based FPDs for use in computers. There has also been steady growth in sales of LCD television sets for home use as a percentage of the total number of televisions sold, as well as in the average screen size of LCD televisions.

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

LCD manufacturers generally refer to the size of glass panels (as measured in length and width) in terms of successively numbered ‘generations’. Although there is no standard gauge that is strictly and uniformly applied by all LCD manufacturers, a broad understanding exists as to the glass size represented by each incremental generation number. Normally, fourth generation glasses are 730 x 920 mm in size; fifth generation 1,100 x 1,300 mm in size; sixth generation 1,500 x 1,850 mm in size; seventh generation 1,870 x 2,200 mm in size; eighth generation 2,200 x 2,500 mm in size; and tenth generation, the largest currently in commercial production, are 2,880 x 3,130 mm in size. By developing increasingly large glasses, manufacturers are able to take advantage of various economies of scale which are available in the LCD production process, thus enabling them to improve their overall productivity. In addition, larger glasses enable manufacturers to produce and market consumer products, including televisions, with larger screen sizes (currently exceeding 100 inches diagonal).

The technology traditionally utilized in producing LCDs is known as ‘Amorphous Silicon’ or ‘a-Si’, which refers to the material from which the active portion of the transistors is manufactured. Another technology, known as Low Temperature PolySilicon (“LTPS”), has also proven suitable for certain LCD manufacturing applications. Although LTPS requires more processing steps, as well as additional and higher resolution inspection, than Amorphous Silicon, it enables significantly better performance of the final LCD product. In addition, it allows for the integration of non-display components on to the display glass, which can have the effect of reducing the number of parts requiring assembly in, and the cost of, the final product. LTPS is also considered to be a suitable technology for the production of OLED (Organic Light Emitting Diode) displays, which are increasingly being acknowledged as the preferred technology for small to medium size glass panels.

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

The inspection of LCDs poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multi-layered structure and high-density features and the fine nature of potential defects. In addition, the growing demand for ‘high definition’ and ‘zero defect’ televisions is requiring manufacturers to develop more complex panel designs and to implement tighter production process controls. LCD inspection, test and repair processes must also match the high production speeds of LCD facilities utilizing larger substrate glasses for new generations. These technological challenges are growing more acute as LCDs become larger in size and increasingly complex, in response to customer requirements for larger and more sophisticated displays, finer resolution and support for high definition television broadcasts.

Prior to the PDI Acquisition, the Company’s FPD product offerings were comprised primarily of one product line consisting of two main products: AOI and process monitoring solutions. These products are utilized by LCD manufacturers to identify defects occurring at each stage of the array manufacturing process, by means of optical inspection, rather than functional testing, of the glass panels. Through the PDI Acquisition, the

Company expanded its FPD product offerings to comprise two additional product lines: test and repair systems. Test systems enable LCD manufacturers to conduct electrical testing of glass panels, based on an evaluation of their functionality, to identify defects at the final stage of the array manufacturing process. FPD-AOI systems of the type developed and provided by the Company, and FPD test systems of the type provided by the Company following the PDI Acquisition, are complementary products applied at different stages of the LCD production process, and both are utilized in all LCD manufacturing facilities worldwide. As a result, the Company is now able to offer FPD manufacturing customers a comprehensive suite of yield enhancement solutions. The AOI and test systems manufactured and marketed by the Company identify and classify defects that may impact the performance of the LCD panel; the FPD repair systems manufactured and marketed by the Company enable customers to repair defects, thereby further improving manufacturers’ yield of non-defective or higher grade (quality) glasses.

•	Overview of FPD Product Lines

The Company’s FPD product lines consist of: (i) FPD-AOI systems for LCD products; (ii) FPD test systems for LCDs; (iii) FPD repair systems for LCDs and (iv) process monitoring tool solutions.

In 2009, the Company’s FPD product lines accounted for approximately $201.2 million of revenues (including approximately $31.6 million related to service and support of such products), representing approximately 53% of the Company’s revenues. This compared with approximately $175.1 million of revenues (including approximately $16.8 million related to service and support of such products), representing approximately 41% of the Company’s revenues, in 2008, and approximately $64.5 million of revenues (including approximately $14.8 million related to service and support of those products), representing approximately 18% of the Company’s revenues, in 2007. The Company’s 2009 and 2008 revenues from FPD product lines included approximately $103.8 million and $45.2 million, respectively, attributable to the business of PDI that was acquired on October 2, 2008.

•	FPD Products

InVision Series.    The InVision series of in-line inspection systems is designed to be integrated into process equipment to provide rapid feedback on process failures. This series is engineered to inspect glass at very high speeds which keep pace with the production line index, thereby enabling deployment of systems directly in line with other advanced production tools. The InVision series is available in various models that are designed to meet the technology needs of sixth, seventh and eighth generation glass sizes, at the sensitivity level required for each manufacturing stage. Each of these systems incorporates innovative inspection technology, including a purpose designed air-float table for accurate height positioning and non-contact handling of the glass.

SuperVision Series.    The Company’s series of off-line, FPD-AOI systems is the SuperVision family of products. The SuperVision 650 system was the first FPD-AOI system designed to support sixth generation glass substrates. Subsequent SuperVision systems, including the SuperVision 760 and the SuperVision 880, support glass sizes up to and including eighth generation substrates. These systems incorporate a glass transportation technique based on air-float technology, and their customized camera and image processing architecture enable them to identify very small defects on large glass panels without compromising scan speed.

SuperVision HR Series.    The Company’s series of off-line, FPD-AOI systems addresses the highly specialized inspection requirements of organic light emitting diode (OLED) displays. The SuperVision 470HR system was the first FPD-AOI system designed to support detection of defects smaller than 1 micron on fourth generation glass substrates. Because of the system’s innovative customized camera and image processing architecture, which enable it to identify very small defects on large glass panels at exceptional scanning speed, this system is currently utilized by LCD manufacturers as an essential tool in the manufacture of OLED flat panel displays.

XVision Series.    In 2008 the Company introduced a new family of inspection systems to provide in-line as well as off-line solutions. The XVision series (also known as ‘XV’), is designed to support eighth and tenth generation glass substrates. The XVision systems are designed to be integrated into process equipment to provide rapid feedback on process failures. The XVision series are capable of inspecting very large glass at high speeds while preserving the ability to identify very small failures. The XVision systems incorporate innovative inspection technology, including a purpose-designed air-float table for accurate height positioning and non-contact handling of the glass, as well as fast cameras and unique processing architecture to allow the handling of the large amount of data generated from these glass panels.

FPI-7000 Series.    The FPI-7000 series of FPD-AOI systems employs an image acquisition system that enhances the inspected material contrast thereby enabling the inspection of a wide variety of layers and materials. The FPI-7099 and FPI-7598 systems are designed to handle fourth and fifth generation glass substrates.

FPI-6000 Series.    The FPI-6000 series of FPD-AOI systems offers high sensitivity at rapid inspection speed. The FPI-6090 FPD-AOI system supports fourth generation size glass substrates; and the FPI-6590 supports fifth generation glass substrates at a very high resolution of one to four microns. These systems complement and expand the Company’s range of other FPD-AOI systems by broadening the scope of inspection solutions that the Company is able to offer to include engineering tool-process analysis for process setup.

Advanced Video Classification (AVC).    Offered in conjunction with the Company’s FPD-AOI systems, AVC employs high quality video images to enable the automatic classification of defects identified by the Company’s FPD-AOI systems during the scanning process. This classification allows manufacturers to determine whether a given defect is to be ignored or repaired, and whether the entire panel should be re-manufactured or scraped. The rapid, accurate and automatic defect classification made possible by AVC generates considerable savings in operator hours, minimizes errors typically associated with manual defect classification processes and contributes significantly to the efficiency of the manufacturing process and the FPD fabrication plant as a whole.

Digital Macro.    An optional add-on feature to the FPD-AOI systems which obviates the need for manufacturers to purchase a separate, stand alone macro inspection system, Digital Macro creates a macro image of the entire glass, thereby enabling the detection of panel ‘unevenness’ as well as a variety of large, visible defects. Macro inspection is an important method utilized by LCD manufacturers to monitor and stabilize the manufacturing processes and to verify the quality of individual panels.

Critical Dimension and Overlay Measurement.    Critical dimension and overlay measurement, or ‘CD/O’, is an optional add-on feature to the Company’s FPD-AOI systems, which enables accurate measurement of critical features on the glass panel, such as conductor widths and layer to layer registration. CD/O marked the first ‘process metrology’ solution offered by the Company to LCD manufacturers, and is utilized by them to monitor and stabilize the manufacturing processes.

ArrayChecker.    Originally developed by PDI, the ArrayChecker test systems detect, locate, quantify and characterize electrical, contamination and other defects in active matrix liquid crystal displays after array fabrication. These systems use proprietary non-contact voltage imaging technology to provide a high-resolution voltage map of the entire display and proprietary image analysis software which converts this voltage map into complete pixel defect data. The ArrayChecker test systems determine whether individual pixels or lines of pixels are functional and also identify more subtle defects such as variations in individual pixel voltage. These defect data files are then used for repair and statistical process control.

ArraySaver.    Originally developed by PDI, the ArraySaver repair systems utilize multiple wavelength laser technology to repair ‘short’ defects in FPDs during and after array fabrication. These systems can use defect data files downloaded from the ArrayChecker or other test systems, or from the Company’s or other test and inspection systems, to position the panel for repair automatically, thereby saving time which would otherwise be spent by operators in locating defects. The ArraySaver includes a high-precision materials handling platform and a user-friendly graphic interface allowing for high throughput. The materials handling platform fully automates the precise positioning of the plate for each successive repair, thereby substantially increasing throughput. Graphical user interface and software supports semi-automated setup of repair programs for common types of defects so that repairs can be executed rapidly and accurately. These programs provide a series of actions that the system executes automatically to repair the particular defect type.

Process Monitoring Tools.    The Company’s EYES-2020 offers an enhanced process monitoring system providing effective defect data analysis. It enables accurate process control, virtually in real time, and improves yields by counting, accumulating and analyzing AOI-generated defect data automatically. EYES-2020 also uses the data that it has collected to initiate certain parts of the AOI setup process of systems, thereby eliminating the need for LCD manufacturers to devote time and other resources for that purpose. The Company believes that the combination of AOI and EYES allows LCD manufacturers to achieve high quality, comprehensive and reliable process control.

(iii)    Recognition Software

•	General

Through Orbograph, the Company develops recognition software comprising automatic check reading and check fraud detection products which are marketed to banks and other financial institutions through system integrators and solution providers. Orbograph has also developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. By using Orbograph’s automatic check reading products, customers substantially reduce their manual labor costs, while at the same time generally achieving greater accuracy than human operators. The Company believes that Orbograph is currently a leading provider of automatic check reading software products.

In 2009, the Company’s recognition software product lines accounted for approximately $14.1 million of revenues (including approximately $6.3 million related to service and support of those products), representing approximately 4% of the Company’s revenues. This compared with approximately $15.3 million of revenues (including approximately $5.6 million related to service and support of those products), representing approximately 4% of the Company’s revenues, in 2008, and approximately $16.7 million of revenues (including approximately $5.0 million related to service and support of those products), representing approximately 5% of the Company’s revenues, in 2007.

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

and Sereno, a product that employs proprietary algorithms which utilize recognition and image quality results, as well as verification of the signatures and the check-stock (or check ‘template’) and transaction related data such as amount and serial number, against valid items from a bank’s profile database, to detect fraudulent checks.

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

In 2009, the Company’s medical imaging product lines accounted for approximately $18.2 million of revenues (including approximately $2.1 million related to service and support of those products), representing approximately 5% of the Company’s revenues. This compared with approximately $21.6 million of revenues (including approximately $2.0 million related to service and support of those products), representing approximately 5% of the Company’s revenues, in 2008, and approximately $11.1 million of revenues (including approximately $1.2 million related to service and support of those products), representing approximately 3% of the Company’s revenues, in 2007. The Company did not generate significant revenues from this segment prior to the acquisition of OMD in August 2007.

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

OMS is principally engaged in research and development and improving manufacturing processes for solid state CZT gamma radiation detectors for nuclear imaging applications.

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

At December 31, 2009, the Company employed 493 customer support personnel at 35 locations worldwide to ensure prompt and efficient service. 345 were stationed at 21 locations in the Far East, 42 at six locations in Europe, 46 at four locations in Japan, 34 at two locations in the United States and 26 at two locations in Israel. For information on revenues by geographic area, see Item 5—Operating and Financial Review and Prospects—Operating Results—Geographical Analysis; Worldwide Economic Situation; Cost of Revenues—Geographical Analysis and Worldwide Economic Situation.

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

(f)    Competition

Although the Company is a leader in AOI systems, laser direct imaging, legend printing, plotters and (through its 50% interest in Frontline) CAM and engineering solutions for PCBs, and in AOI, test and repair systems for FPDs, it faces competition from a number of companies that either produce or are developing such systems. The Company has responded to this competition with continued enhancements of its various product lines and it anticipates continuing to do so.

During 2009, the Company faced ongoing competition for its FPD products, causing it to experience continuing pricing pressure from customers. Developers of AOI and repair systems in the Far East and Japan, including some that are affiliated with certain of the Company’s large customers, offer similar solutions that compete with the Company’s systems. In addition, the Company’s array testers face competition from a limited number of companies that develop and offer electrical testing solutions for LCDs. Although the Company believes that its solutions compare favorably with those of its competitors, there can be no assurance that FPD manufacturers will continue to choose to purchase the Company’s products.

The Company believes that, based upon their respective characteristics, such as accuracy, reliability, speed, image processing, throughput, ease-of-use, automation, editing capabilities and storage format, the performance capabilities of its imaging solutions and its AOI systems, laser direct imaging, legend printing and plotters for PCBs, and in the inspection, testing and repair of FPDs, remain strongly competitive with similar products.

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

Orbograph’s automatic check reading products face competition in North America from a number of other providers of so-called ‘intelligent’ character recognition solutions, some of which are larger in size and/or have more experience in the provision of such solutions than Orbograph. Orbograph’s check fraud products face competition from a number of providers of transaction and/or image based fraud prevention solution providers; and its Key-Pay, web-based, location-independent keying service also faces competition from more traditional in-house or outsourced keying alternatives.

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

The Company believes that its extensive installed base and global network of sales and support offices, as well as the recognition it has attained with PCB and FPD manufacturers, banks and other financial institutions and leading vendors of medical imaging equipment, place it in a strong competitive position with respect to its PCB, FPD, automatic check reading and gamma camera product lines, respectively. For more information on patents and licenses, see Item 5—Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.—Intellectual Property.

(g)    Additional Considerations Relating to the Company’s Operations in Israel

The Company is incorporated under the laws of the State of Israel, and its headquarters, as well as substantial research and development and production facilities, are located in Israel. Although virtually all of the Company’s sales are currently made to customers outside Israel, the Company is nonetheless directly influenced by political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving

Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on the Company’s operations. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries. Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with, or doing business in, Israel. Although Israel has entered into certain agreements with Egypt, Jordan and Palestinian representatives, there have been continued and increasing difficulties in the relationship with the Palestinians and no prediction can be made as to whether a resolution of past problems will be achieved or as to the nature of any such resolution. During the past decade the overall relationship and security situation between Israel and the Palestinians has deteriorated significantly and has been marked by frequent and continuing violence. To date, these matters have not had any material effect on the Company’s business and results of operations, but there can be no assurance that they will not do so in the future.

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

The Company benefits from certain government programs and tax legislation, particularly as a result of the ‘Approved Enterprise’ or ‘Benefiting Enterprise’ status of substantially all of the Company’s existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an “Approved Enterprise”, a “Benefiting Enterprise” and the “Approved Enterprise Law”, respectively). Pursuant to these programs and legislation, a significant portion of the Company’s income is taxed at reduced rates. See Note 10 to the Financial Statements. To be eligible for these benefits, the Company must continue to meet certain conditions. Should the Company fail to meet such conditions in the future, these benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli CPI. The Company also benefits from a Government of Israel program under which it receives grants from the OCS for the development of generic technologies without incurring any royalty obligations. See Item 5—Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.—Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. The Approved Enterprise Law was amended in 2005; however, these amendments do not impact the status or benefits applicable to the Company’s Approved Enterprises that were approved prior to 2005 and provide substantially similar benefits for new production facilities qualifying as Benefiting Enterprises in Israel; although they may have an adverse effect on the Company’s results of operations in the future because it may require a future provision. For further information see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Taxes on Income; and Note 10a to the Financial Statements.

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

Israel has entered into preferential trade agreements with the European Union, the United States, Canada, the European Free Trade Association and a number of other countries.

For more information about the risks associated with the Company’s operations in Israel, see Item 3—Key Information—Risk Factors (k), (l) and (p).

4.C    Organizational Structure

The Company’s corporate headquarters, executive and registered offices, as well as substantial research and development, engineering and manufacturing facilities, are located in Yavne, Israel. Orbotech, Inc., wholly-owned by Orbotech Ltd., maintains its headquarters in Billerica, Massachusetts. PDI maintains its headquarters in San Jose, California. The Company’s European operations are coordinated from the headquarters of its wholly-owned subsidiary in Brussels, Orbotech S.A., and from regional offices in Italy and Germany. OMD operates from offices in Hoersholm, Denmark. New System operates from offices in Gorizia, Italy. Orbotech Pacific Ltd. and Orbotech Asia Ltd., also wholly-owned subsidiaries of Orbotech Ltd., operate through their headquarters in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in Korea, Taiwan and China, and through an Orbotech Ltd. subsidiary in Singapore. Orbotech Ltd.’s wholly-owned subsidiary in Japan, Orbotech Japan Ltd., maintains its headquarters in Tokyo. The Company’s principal Israeli subsidiaries are Orbograph (owned approximately 89% by Orbotech Ltd.) and OMS (wholly-owned by Orbotech Ltd.). Frontline operates from headquarters in Yavne, Israel. For more information about the Company’s organizational structure, see Item 19—Exhibits—Exhibit 8.1—List of Subsidiaries.

4.D    Property, Plants and Equipment

The Company maintains substantial administrative, manufacturing, research and development, corporate sales, marketing and customer support operations in and from leased premises located in Yavne, Israel, comprising a total area of approximately 291,000 square feet with an option to lease additional space. The lease is for a ten-year period terminating in 2016, and the Company has a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 368,000 square feet of floor space, which is used primarily in connection with sales, marketing, customer support and, to a lesser extent, engineering and production operations. These leases expire on various dates up to 2015. Also, two of the Company’s European subsidiaries, Orbotech S.A. and New System, hold interests in real property and, through PDI, the Company owns an interest in real property located in San Jose, California.

The aggregate annual rental for all of the Company’s facilities in and outside Israel in 2009 was approximately $10.9 million (compared to $8.8 million in 2008 and $6.6 million in 2007). This increase from 2008 was largely due to the inclusion of a full year of rent associated with properties leased by acquired entities, primarily PDI and its subsidiaries. For further information, see Note 8a to the Financial Statements.

The Company has invested substantial sums in improving the leased properties that it occupies in order to adapt them to its various engineering and production activities. The majority of these improvements have been integrated into the leasehold facilities. At the present time, the facilities available to the Company in Yavne, Israel are partially utilized on a one shift basis in the course of the Company’s normal operations and are considered to be adequate for such operations. The Company is not presently engaged in the construction or material expansion of any additional building at its Yavne facilities and has no present plans to relocate its facilities. The Company is not aware of any environmental issues that may affect its ability to use its facilities.

As part of the Loan Agreements, the Company created a floating charge on all of its assets and a fixed charge on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Loan Agreements. For a description of the Loan Agreements, including the security interest, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

5.A    Operating Results

(a)    General

Orbotech Ltd. is an Israeli corporation with three reportable segments:

(i) Production Solutions for the Electronics Industry, which consists of the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry, primarily AOI, production and process control systems for PCBs, AOI, test and repair systems for FPDs; and the CAM and engineering solutions for PCB production marketed by the Company;

(ii) Recognition Software, which consists of the development and marketing of automatic check reading and check fraud detection products to banks and other financial institutions by Orbograph; and

(iii) Medical Imaging, which includes primarily the development, manufacture and sale of gamma cameras by OMD and the research, development and sale of solid state CZT gamma radiation detectors for nuclear imaging applications by OMS.

The Company is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products for the electronics industry are primarily AOI, production and process control systems for PCBs, and AOI, test and repair systems for FPDs. The Company also markets CAM and engineering solutions for PCB production. Through Orbograph, the Company develops and markets character recognition solutions to banks and other financial institutions and has developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. Through OMD and OMS, the Company is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging.

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In 2009, 2008 and 2007, revenues derived from sales of products constituted approximately 71%, 75% and 74%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During 2009, 2008 and 2007, approximately 91%, 91% and 92%, respectively, of revenues from both product sales and service were derived from product lines related to the Company’s yield-enhancement and production solutions for the electronics industry, approximately 4%, 4% and 5%, respectively, were derived from product lines related to recognition software and approximately 5%, 5% and 3%, respectively, were derived from product lines related to medical imaging. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. Most of the Company’s revenues are derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. As the Company’s installed base of products grows, service revenues, which typically have lower gross margins than product sales, are also expected to increase. See Note 14a to the Financial Statements for a description of each segment and information as to segment revenues, operating income or loss, assets and related data.

The currency of the primary economic environment in which the operations of the Company (other than OMD and one of the Company’s subsidiaries in Korea (“PKC”)) are conducted is the U.S. Dollar. Virtually all of the Company’s sales are made outside Israel in non-Israeli currencies, mainly the U.S. Dollar, and most of its purchases of materials and components are made, and most marketing and service costs are incurred, outside Israel in non-Israeli currencies, primarily the U.S. Dollar. Thus, the functional currency of the Company (other than OMD and PKC) is the U.S. Dollar. The functional currency of OMD is the Euro, since virtually all of its revenues are received, and its expenses are incurred, in Euros; and the functional currency of PKC is the Korean Won, since virtually all of its revenues are received, and most of its expenses are incurred, in Korean Won.

(b)    Basis of Presentation

The Company’s financial statements are prepared in accordance with U.S. GAAP. Nevertheless, having been advised by the SEC that its staff does not object to the Company’s so doing, the Company accounts for Frontline using the proportionate method of consolidation, including summarized footnote disclosures of the amounts proportionately consolidated, rather than the equity method as is called for under U.S. GAAP.

Certain comparative figures relating to earlier years which are disclosed in this Annual Report have been reclassified to conform to the current year presentation.

Because Orbotech alone is obligated to provide funding to an entity in which it has invested, and for as long as this remains the case, the Company accounts and will continue to account for 100% of the losses of this entity. In addition, the results of this entity are included in the Financial Statements since it is considered to be a variable interest entity (“VIE”) for which the Company is the primary beneficiary. See Note 1b to the Financial Statements.

In June 2009, the FASB adopted a standardized accounting codification which is intended to become the single authoritative source for U.S. GAAP and to alter the way in which accounting literature is organized and presented. Accordingly, references to previous financial accounting standards have been omitted in this Annual Report.

(c)    Critical Accounting Policies

To improve understanding of the Company’s financial statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies at least annually to ensure that the Financial Statements, which are developed on the basis of these accounting policies, provide in all material respects complete, accurate and transparent information concerning the financial condition of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as at December 31, 2009, and it believes that the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date and the operating results for the year then ended.

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

The Company is also subject to risks and uncertainties that may cause actual results to differ from estimates and assumptions, such as cyclicality in the industries in which the Company operates, a sustained continuation or a deterioration of the worldwide economic slowdown, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis. Certain of these risks, uncertainties and assumptions are discussed under the heading Cautionary Statement Regarding Forward-Looking Information and in Item 3—Key Information—Risk Factors.

The Company considers its most significant accounting policies to be those discussed below.

(i)    Revenue Recognition

The Company recognizes revenue from sale of non-software products to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement has been received by the Company, the fee is fixed or determinable and collectibility is reasonably assured. If the Company determines that any of these criteria have not been met, revenue recognition is deferred until all of these criteria have been met. The Company does not, in the normal course of business, provide a right of return to its customers.

The Company implements the applicable accounting guidelines which deal with the accounting by a vendor for contractual arrangements involving multiple revenue-generating activities to be performed by it, addressing when, and if so how, an arrangement involving multiple deliverables should be divided into separate units of accounting. In such situations, revenue is recognized upon delivery of the separate elements. Multiple element arrangements are treated as follows: (a) the arrangement is divided into ‘delivered’ and ‘undelivered’ elements; (b) revenue is allocated to undelivered elements based on the fair value of each such element; and (c) the residual amounts of revenue are allocated to delivered elements. This accounting treatment is applied if the undelivered elements have value on a stand alone basis, there exists objective and reliable evidence of fair value for the undelivered elements, the arrangement does not include a general right of return with respect to delivered items and delivery or performance of undelivered items is considered probable and is substantially within the Company’s control. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

Installation and training are not considered essential to the product capabilities since they do not require specialized skills and can be performed by other vendors. Accordingly, upon delivery, the Company defers revenue in an amount equivalent to the fair value of installation and training and recognizes those deferred revenues once installation and training has been completed.

The Company’s revenue arrangements contain multiple elements, as it grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the fair value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly is insignificant and is treated according to accounting principles for contingencies. After the warranty period, service revenue in respect of the Company’s systems is recognized ratably over the contractual period or as services are performed. Annual service fees are generally based on the list price of the Company’s products. It has been the Company’s experience that many of its customers elect to receive maintenance services from the Company on a continuing contractual basis after the conclusion of the warranty period.

In circumstances where the product has been delivered but revenue deferred pending acceptance, principally in the case of newly developed products, the Company records the net proceeds it has received as a current liability under deferred income. The deferred income balance equals the amount of deferred product revenue that has been received less the cost of the delivered products. The cost of the delivered products is offset from deferred revenue, and not presented as inventory—finished products, since title passes to the customer upon delivery. Upon acceptance as evidenced by receipt from the customer of a signed letter of acceptance, the previously deferred income is separated into its original components and recognized as revenues and cost of revenues.

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

(ii)    Inventory Valuation

Inventories are valued at the lower of cost or market value. Cost is determined as follows: components—on the weighted average basis; and labor and overhead—on the basis of actual manufacturing costs. If actual market conditions prove less favorable than those projected by management, additional inventory write-downs may be required. Once written down, inventory is not written up to reflect a favorable change in market conditions. Inventories are written down for estimated excess and obsolescence based upon assumptions about future demand and market conditions and such write-down reduces net income in the period in which it occurs. Likewise, favorable future demand and market conditions could positively impact future operating results and gross profit if inventory that has been written down is sold for more than carrying value.

(iii)    Concentration of Credit Risks and Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain countries, the Company generally requires letters of credit from banks. The allowance for doubtful accounts is determined for specific debts the collection of which is doubtful. Under the current adverse and unstable economic conditions, the Company’s credit evaluations may not be accurate or may be based on historical information that does not adequately reflect the severity of the economic downturn. These factors could lead to collection of accounts receivable at lower rates than in the past or than reserves would indicate.

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

Pursuant to section 14 of the Israeli Severance Pay Law, certain of the Company’s liabilities for employee rights upon retirement are covered by regular contributions to defined contribution plans. The Company has no legal or constructive obligation to pay further contributions should the fund(s) not hold sufficient assets to pay all severance payments relating to the service of applicable employees in the current or prior periods. These contributions are not reflected on the Company’s balance sheet as the severance pay risk has been irrevocably transferred to the funds.

See Note 7 to the Financial Statements.

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

Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or tax liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized. In making this determination, the Company considers factors and evidence that both support and indicate against recording a valuation allowance, and will refrain from recording a valuation allowance if the former outweigh the latter. In the event that the tax assets are not realized, income tax expense would increase or, conversely, if the valuation allowance is overestimated, the Company would benefit from a future tax credit.

The Company may incur additional tax liability in the event of intercompany dividend distributions by its subsidiaries. Such additional tax liability in respect of non-Israeli subsidiaries has not been provided for in the Financial Statements, as it is the Company’s policy permanently to reinvest the subsidiaries’ earnings and to consider distributing dividends only when this can be facilitated in connection with a specific tax opportunity that may arise.

Taxes that would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing deferred income taxes, as it is the Company’s intention to hold, and not to realize, these investments.

The Company may incur additional tax liability in the event of distribution of tax-exempt income. The Company intends permanently to reinvest the amounts of tax-exempt income of its Approved Enterprises and Benefiting Enterprises and does not intend to cause dividends to be distributed from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income as the undistributed tax-exempt income is essentially permanent in duration. In April 2005, substantive amendments to the Approved Enterprise Law came into effect, which revised the criteria for investments qualified to receive tax benefits. These amendments do not apply to investment programs approved prior to January 1, 2005. Under the law as amended, eligible investment programs of the type in which the Company has participated in the past will now qualify for substantially similar benefits as a Benefiting Enterprise, to which the Company will be entitled subject to meeting certain criteria. This replaced the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel. As a result of these amendments, future tax-exempt income generated from Benefiting Enterprises under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes. Therefore, the Company may be required to record deferred tax liability with respect to such tax-exempt income, which would have an adverse effect on its results of operations. Due to current and carryforward losses, the Company has not generated tax exempt income from Benefiting Enterprises, and therefore has not recorded any deferred tax liability in its consolidated financial statements for 2009.

Effective January 1, 2007, the Company adopted the applicable accounting guidance dealing with: how tax benefits for uncertain tax positions are to be recognized, measured and de-recognized in financial statements; certain disclosures of uncertain tax positions; how reserves for uncertain tax positions should be classified on the balance sheet; and transition and interim-period guidance, among other matters. Only tax positions that meet the ‘more likely than not’ recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this accounting guidance.

As a result of adopting this accounting guidance, as of January 1, 2007 the Company recognized a liability for unrecognized tax benefits in the amount of $896,000, representing mainly interest on contingent tax liabilities. This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the Financial Statements as a decrease in the balance of retained earnings as of January 1, 2007. In addition, pursuant to the provisions of this accounting guidance, on January 1, 2007, the Company reclassified its previously existing liability for unrecognized tax benefits, in the amount of $9.3 million, from current to non-current liabilities because payment is not anticipated within one year subsequent to the balance sheet date.

(vi)    Business Combinations

The Company accounts for business combinations using the purchase method of accounting. Consideration includes the cash paid, including transaction costs and the fair value of equity awards assumed, if any, less the unvested portion of any equity awards assumed, and excludes contingent employee compensation payable in cash.

During 2008, the Company completed its acquisition of PDI, a provider of test and repair equipment to the FPD industry, for an aggregate purchase price of $295.8 million.

The following table represents the final purchase price allocation for the PDI Acquisition and summarizes the aggregate fair values of the net assets acquired and liabilities assumed on the PDI Closing Date.

Purchase Price Allocation
($ in thousands)
Cash	64,039
Current Assets	84,234
Intangibles:
Existing technology	59,510
Trade name/Trademarks	500
Customer relationships	30,558
In-process research and development	6,537
Backlog	11,346
Non-current assets	10,592
Goodwill	82,377
Liabilities assumed	(53,885)

295,808

The PDI Acquisition was accounted for utilizing the purchase method of accounting, which required the Company to establish a new basis for the assets and liabilities of the acquired entity on the date of the acquisition. The purchase price allocation for PDI takes into account the information management believes is reasonable. Initially, $85.7 million was allocated to goodwill. During the second quarter of 2009, the Company received additional consideration of $3.3 million from the sale of Salvador which was owned by PDI at the time of the PDI Acquisition in 2008 and which was not taken into account in the preliminary purchase price allocation. The recognition of that gain as an asset acquired consequently reduced the goodwill balance allocated in the purchase price to $82.4 million.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The $82.4 million of goodwill, adjusted for the $3.3 million consideration noted above, was assigned to the FPD reporting unit. This goodwill was written off during the fourth quarter of 2008; see Goodwill and Acquired Intangible Assets.

The existing technology consists of test and repair technologies used in the manufacturing of FPDs.

The results of operations of PDI are included in the Financial Statements from the PDI Closing Date. Pro forma unaudited revenue and net income (loss) data are presented in Note 2b to the Financial Statements.

The Company expensed in-process research and development of $6.5 million upon completion of the PDI Acquisition. The in-process research and development that was expensed related to the acquired intellectual property for the test and repair areas, for which technological feasibility had not been established at the acquisition date and no future alternative uses had been identified at that time.

During 2007 the Company recorded an increase to goodwill due to the acquisitions of New System and OMD. Virtually all of the goodwill and intangible assets of OMD were written off during 2008. See Goodwill and Acquired Intangible Assets.

(vii)    Goodwill and Acquired Intangible Assets

(A)    Goodwill

The following table presents the changes in goodwill balance during the year ended December 31, 2009:

Goodwill Balance
($ in thousands)
As of January 1, 2009	12,747
Currency translation differences	27

As of December 31, 2009	12,774

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable assets acquired in each business combination. The carrying value of the goodwill was allocated among Orbotech’s reporting units.

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

In accordance with applicable accounting pronouncements, goodwill is not amortized, but rather tested for impairment at least annually by assessing the fair value of the Company’s various reporting units (namely, PCB, FPD and Medical Imaging). The Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test.

Determining the fair value of a reporting unit requires the exercise of judgment on the part of management and involves the use of estimates and assumptions, including with respect to: (i) future revenues and operating margins used in order to calculate projected future cash flows; (ii) discount rates reflecting the relevant risks associated with companies comparable to the applicable reporting unit; (iii) competitive and economic environments; and (iv) appropriate industry comparables. There are a number of generally accepted methods used for valuing a business. These methods may be used alone or in combination with one another. The ‘income method’ uses forecasted cash flows as a basis to value the business. An aggregate present value is calculated for future cash flows using a separately computed discount rate. The advantage of this method is that it facilitates an analysis of company-specific forecasted operating data and their impact upon the value of a business. The ‘market-based’ method identifies business entities with publicly traded securities whose business and financial risks are comparable to those of the business being valued. The pricing multiple of the companies selected are used to derive the market value of the business under analysis. This method has the advantage of objectivity since it is based upon external, publicly-available data.

In each of September 2009 and 2008 the Company determined the fair value of each of its reporting units, on both occasions using a combination of the market-based and income methods. The combination of these methods was determined by the Company to provide the most reliable indicators of value in circumstances where the value of the reporting unit is dependent more upon the ability to generate earnings than on the value of the assets used in the production process, as is the case with Orbotech. In applying these approaches at both times, the Company relied primarily upon application of the income method in order to value its reporting units and utilized the market-based method mainly as a comparative analysis to assess the reasonableness of the results yielded by the income method. Both approaches yielded similar results on each occasion.

As at December 31, 2009, the Company had goodwill of $12.8 million which was allocated as follows: approximately $12.0 million to its Production Solutions for the Electronics Industry segment; and approximately $0.8 million to its Medical Imaging segment. No impairment resulted from the annual goodwill impairment test conducted in September 2009. Following the annual goodwill impairment test conducted in September 2008, it was determined that: (i) there was no impairment to the goodwill associated with the Company’s PCB and FPD reporting units; and (ii) the carrying value of the goodwill associated with the Company’s Medical Imaging reporting unit exceeded its fair value. As a result, goodwill in the amount of $17.0 million associated with the Company’s Medical Imaging reporting unit was written-off. Additionally, during 2008, in connection with its decision to phase out its activities in its assembled PCB business, the Company wrote-off the remaining $5.4 million of goodwill associated with that reporting unit. See also Notes 1i and 5a to the Financial Statements for a discussion of goodwill impairment associated with the PDI Acquisition at December 31, 2008, and the adjustment of goodwill impairment recorded in 2009.

(B)    Acquired Intangible Assets

The Company’s acquired intangible assets, other than goodwill, are comprised primarily of intellectual property and are amortized on a straight-line basis over periods of up to twelve years, depending on the estimated useful life of such intangible assets, based on past experience. If an event or a change in circumstances (such as a significant industry downturn, a significant decline in the market value of the Company or significant reductions in projected future cash flows) indicates that the carrying amount of such intangible assets may not be recoverable through undiscounted future cash flows, the carrying amount of these assets will be reviewed for impairment and, if necessary, written down to their estimated fair values at that time.

The following table presents the changes in acquired intangible assets during the year ended December 31, 2009:

Acquired Intangible Assets
($ in thousands)
As of January 1, 2009	101,575
Currency translation differences	128
Amortization	(20,187)

As of December 31, 2009	81,516

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. No such events were identified during 2009.

At December 31, 2008, as a result of the ongoing global economic downturn and a significant reduction in the Company’s market capitalization, the Company performed a recoverability test of its identifiable intangible assets, using undiscounted cash flows expected to result from the use of these assets. Given that these identifiable intangible assets were initially valued at fair value based on assumptions including projected discounted cash flows only a short time prior to the December 2008 impairment test, the test using undiscounted cash flows indicated that there were sufficient cash flows for recoverability. Upon performance of this test, the undiscounted cash flows for these assets exceeded their net book value. As discussed above, the Company also performed a test of goodwill using, by contrast, discounted cash flows, which resulted in the need to record an impairment of goodwill.

At December 31, 2007, the Company tested whether the intangible assets of OMS had been impaired, and determined that the carrying amount of certain intangible assets, primarily existing technology allocated to OMS, exceeded their fair value by $1.3 million. As a result, an impairment charge of $1.3 million was recorded during the fourth quarter of 2007.

For the years ended December 31, 2009, 2008 and 2007, amortization expense associated with the acquired intangibles that were not the subject of the foregoing impairment charges was $20.2 million, $8.1 million and $4.3 million, respectively. Based on the intangible assets recorded as of December 31, 2009, and assuming that no subsequent additions to, or impairments of, the underlying intangible assets occur, the remaining estimated amortization is expected to be as follows:

Year ending December 31,	Amortization
($ in thousands)
2010	14,422
2011	12,532
2012	11,932
2013	11,539
2014-2019	31,091

For additional information concerning the write-off of the Company’s acquired intangibles and the future effect on income (loss) of amortization of other intangible assets, see Notes 1i, 1j, 1k and 5 to the Financial Statements.

(viii)    Share-based Compensation

In accordance with applicable accounting guidance, the Company accounts for employees’ awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

Share-based payment expenses are classified in the same expense line items as cash compensation.

The Company elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the accelerated multiple-option approach.

The Company elected to adopt the modified prospective transition method, permitted by the applicable accounting guidelines. In applying such transition method the Company concluded that no restatement of prior periods was required. The relevant valuation provisions apply to new awards and to awards modified after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service had not been rendered that were outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under previous accounting guidance.

Total expenses recorded during 2009 were $6.4 million ($3.8 million in respect of option grants and $2.6 million in respect of restricted shares awarded and RSUs assumed). The corresponding aggregate amounts in 2008 and 2007 were $5.3 million and $4.5 million, respectively. Compensation expense for equity awards in 2009 was allocated as follows: $0.6 million to cost of revenues: $1.7 million to research and development costs and $4.1 million to selling, general and administrative expenses. As a result of an election under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), the Company generally will not be allowed to claim an expense in Israel for tax purposes. For further information see Item 6—Directors, Senior Management and Employees—Share Ownership—The 2000 Plan.

The unrecorded maximum compensation expense for equity awards outstanding at January 1, 2010 is estimated at approximately $7.0 million at that date (without taking into account forfeiture rates) and will be recorded in the consolidated financial statements for the following periods:

Period	Compensation Cost
($ in millions)
2010	4.3
2011	2.0
2012	0.6
2013	0.1

These amounts reflect the compensation cost of all outstanding awards, including those granted in 2009 (which consisted of options to purchase a total of 1,084,307 Ordinary Shares and 64,347 restricted shares), but do not reflect the compensation cost of any equity awards granted commencing January 1, 2010, which will be reflected in future consolidated financial statements over the applicable vesting period.

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

For a discussion of modifications to the Company’s equity remuneration plans approved by shareholders in July 2005 and for a discussion of equity remuneration plans assumed by the Company in connection with the PDI Acquisition, see Item 6—Directors, Senior Management and Employees—Share Ownership.

(d)    Newly Issued Accounting Pronouncements

In June 2009, the FASB issued amendments to accounting guidance for VIEs. These amendments require an enterprise to perform an analysis to determine whether its variable interest gives it a controlling financial interest in a VIE, and prescribe updated tests in order to determine the primary beneficiary of a VIE. As applicable to Orbotech, these amendments became effective commencing January 1, 2010. These amendments are not expected to have a material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, which will become effective for fiscal years beginning on or after June 15, 2010 (although early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement consideration. In addition, the scope of the software revenue guidance was amended to exclude non-software components of tangible products and software components of tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. The Company currently utilizes the residual method for allocating arrangement consideration and is evaluating the impact, if any, that the above amendments may have on its consolidated financial statements.

(e)    Geographical Analysis; Worldwide Economic Situation; Cost of Revenues

(i)    Geographical Analysis and Worldwide Economic Situation

The following table sets forth the Company’s product and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2009		2008		2007
	in thousands	% of total	in thousands	% of total	in thousands	% of total
Sales of Products
North America	$26,356	10	$47,609	15	$47,568	18
Europe	9,794	4	26,652	8	31,828	12
Japan	58,181	22	25,175	8	28,581	11
Taiwan	68,632	25	44,365	14	37,456	14
China	46,480	17	62,770	20	83,287	31
Korea	52,591	20	107,544	33	30,609	11
Far East*	2,139	1	4,596	1	4,802	2
Other	3,852	1	4,314	1	2,410	1

Total Sales	$268,025	100	$323,025	100	$266,541	100

Services Rendered
North America	$19,795	18	$20,258	19	$18,154	19
Europe	9,966	9	12,458	12	10,400	11
Japan	15,627	14	13,709	13	11,449	12
Taiwan	18,514	17	17,805	17	13,244	14
China	24,555	23	26,678	25	32,694	35
Korea	18,301	17	11,320	10	4,583	5
Far East*	2,586	2	3,900	4	2,921	3
Other	231	—	393	—	676	1

Total Service	$109,575	100	$106,521	100	$94,121	100

TOTAL	$377,600		$429,546		$360,662

*	other than Taiwan, China and Korea.

Approximately 82% of the Company’s revenues from product sales and services rendered during 2009 (compared to 74% during 2008 and 70% during 2007) were derived from the Far East and Japan, including approximately 23% from revenues in Taiwan, 20% from revenues in Japan and 19% from revenues in each of China and Korea. Of the Company’s revenues from product sales and services rendered that were derived from the Far East and Japan in 2008, approximately 28% from revenues in Korea, 21% from revenues in China, 15% from revenues in Taiwan and 9% from revenues in Japan. In addition, virtually all of the Company’s revenues from its gamma camera and automatic check reading products during 2009, 2008 and 2007 were derived from sales in North America. The Company monitors developments, including banking and currency difficulties, in the financial markets and economies of all countries and regions in which it markets its products and their possible impact upon the Company.

During 2009, the Company recorded significantly higher revenues from Japan compared with the previous year, which was principally a function of capital expenditures by Sharp Corporation at its Generation 10 LCD manufacturing plant, the first such fabrication facility in the world. Revenues from the Company’s systems installed in this facility were recognized in the second and third quarters of 2009. The Company also recorded significantly higher revenues from Taiwan compared with 2008, principally due to capital expenditures by Taiwanese FPD manufacturers associated with investments in LCD fabrication facilities. The Company recorded significantly lower revenues from Korea compared with the previous year, reflecting decreased capital expenditures by Korean FPD manufacturers from the high levels of 2008. The decrease in revenues from North America, Europe and China was a reflection of the general downturn in the global electronics industry, as a result of which PCB manufacturers reduced their investments in manufacturing facilities in those regions.

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

(ii)    Cost of Revenues

	Year Ended December 31,
	2009	2008	2007
	in thousands
Cost of Products Sold
Material and subcontractors	$131,847	$155,654	$124,945
Labor costs	15,564	15,071	10,114
Overhead and other expenses	12,890	11,262	7,359

Subtotal	160,301	*181,987	*142,418

Cost of Services Rendered
Materials consumed	$34,025	$28,321	$22,909
Labor costs	26,909	31,229	28,615
Overhead and other expenses	14,373	19,102	16,674

Subtotal	75,307	78,652	68,198

Total Cost of Revenues	$235,608	$260,639	$210,616

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

Since January 1, 2007, Orbotech Ltd. has measured its tax liability in NIS (rather than Dollars, as it is entitled to elect to do under Israeli tax laws). Owing to an election previously made by it, Orbotech Ltd. is precluded from measuring its tax liability in Dollars during the years 2008 - 2010, and will therefore measure its tax liability for those years in NIS. As a result, the effective tax rate of Orbotech Ltd. for those years will be or has been influenced by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the portion of the Orbotech Ltd.’s income which is entitled to tax benefits due to those of its production facilities which are Approved Enterprises or Benefiting Enterprises; and (d) the changes in the exchange rate of the Dollar to the NIS.

The Company’s effective tax rate of 0% in 2009 and 2008 was due to the loss recorded in each of those years. The combination of the factors described in the preceding paragraph produced an effective tax rate of 15.5% for the year 2007.

See Item 4—Information on the Company—Business Overview—Additional Considerations Relating to the Company’s Operations in Israel; Note 10 to the Financial Statements; and Taxes on Income.

(g)    Impact of Inflation and Currency Fluctuations

The Dollar cost of Orbotech Ltd.’s operations in Israel is influenced by the differential between the rate of inflation in Israel and any change in the value of the NIS in relation to the Dollar. These Dollar costs will increase if this ‘gap’ widens and Israeli currency is revalued or, if devalued, its devaluation rate fails to keep pace with the rate of inflation in Israel, and, conversely, the Company may benefit if Israeli currency devalues against the Dollar at a rate that exceeds the rate of inflation in Israel. The potential impact of this currency effect has been increased as a result of Orbotech Ltd.’s election, as from 2007, to measure its tax liability in NIS rather than

Dollars. In the years ended December 31, 2009, 2008 and 2007, the annual inflation rate in Israel as adjusted for the change in the rate of exchange of the Israeli currency in relation to the Dollar was 4.6%, 3.9% and 13.3%, respectively. The closing representative exchange rate of the Dollar at the end of each such period, as reported by the Bank of Israel, was NIS 3.775, NIS 3.802 and NIS 3.846, respectively. Orbotech Ltd. experienced increases in the Dollar costs of operations in Israel in 2009, 2008 and 2007. The changes in the Dollar cost of Orbotech Ltd.’s operations in Israel relate primarily to the cost of salaries in Israel, which are paid in, and constitute a substantial portion of, Orbotech Ltd.’s expenses in NIS. These NIS related expenses constituted approximately 25%, 28% and 27% of the total expenses of the Company for 2009, 2008 and 2007, respectively. There can be no assurance that the Company will not be materially adversely affected if Israeli currency is revalued in relation to the Dollar or, if devalued, inflation in Israel exceeds the devaluation of the NIS against the Dollar or if the timing of such devaluation lags behind increases in inflation in Israel. The representative exchange rate for converting NIS into Dollars, as published by the Bank of Israel on March 19, 2010, was NIS 3.733 = $1.00, compared with NIS 3.775 on December 31, 2009. See Item 5—Operating and Financial Review and Prospects—Trend Information.

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

(i)    2008 Acquisitions and Other Initiatives

On October 2, 2008, the Company completed its acquisition of PDI, a provider of test and repair equipment to the FPD industry, for an aggregate purchase price of $295.8 million comprised of $280.0 million in cash, $9.6 million in value of equity awards and $6.2 million in cash transaction costs. The results of operations of PDI were included in the Company’s consolidated results of operations beginning October 2, 2008. 2009 was the first full fiscal year in which the Company’s consolidated results included in the results of operations of PDI. The PDI Acquisition, which is the largest by the Company to date, is a major part of Orbotech’s strategy for growth in its FPD business.

During the third quarter of 2008, as part of the re-focusing of its strategic plan, the Company decided to phase out its assembled PCB business; accordingly, it experienced reduced activity in this business in 2009 and 2008.

In 2008, the Company recorded an impairment charge of approximately $131.7 million related primarily to a write-off of approximately $88.0 million of goodwill associated with the Company’s FPD business; approximately $38.3 million of the goodwill and intellectual property of OMD; and approximately $5.4 million of goodwill of the Company’s assembled PCB business. See Notes 1i and 5a to the Financial Statements.

(ii)    2007 Acquisitions

In 2007, the Company acquired New System for approximately $17 million, the results of which were included in the Company’s consolidated results of operations beginning May 14, 2007; and OMD for approximately $41 million, the results of which were included in the Company’s consolidated results of operations beginning August 6, 2007. In 2007, the Company recorded a $4.7 million impairment charge related to a write-down of the goodwill and intellectual property of OMS acquired in 2005.

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2009	2008	2007
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	62.4	61.5	59.7

Gross profit	37.6	38.5	40.3

Operating expenses
Research and development costs:
Expenses incurred	18.6	18.6	19.7
Less—government participations	0.6	0.8	0.9

Net research and development costs	18.0	17.8	18.8

Selling, general and administrative expenses	17.2	17.1	18.6
Amortization of intangible assets	5.3	1.9	1.3
In-process research and development charges	—	1.5	—
Restructuring costs	—	2.0	0.2
Impairment (adjustment of impairment) of goodwill and intellectual property	(0.5)	30.7	1.3

Total operating expenses	40.0	71.0	40.2

Operating income (loss)	(2.4)	(32.5)	0.1

Financial income (expenses)—net	(2.9)	(0.3)	2.5
Write-down of long-term investments	—	—	1.4

Income (loss) before taxes on income	(5.3)	(32.8)	1.2

Income tax expenses (benefit)	(0.1)	(1.3)	0.6

Income (loss) from operations of the Company and its subsidiaries and joint venture	(5.2)	(31.5)	0.6

Share in losses of an associated company	—	—	(0.1)
Net income attributable to the non-controlling interest	(0.1)	—	(0.1)

Net income (loss) attributable to Orbotech Ltd.	(5.3)	(31.5)	0.4

(i)    Year Ended December 31, 2009 Compared To Year Ended December 31, 2008

The Company’s financial results for 2009 reflect the continuation of a challenging period during which the global economic slowdown and depressed financial conditions continued to impact negatively upon its business. The downturn in the electronics industry resulted in significantly reduced demand for consumer end products (in the manufacture of which the Company’s sophisticated products are used), and consequently, in lower capital expenditures by electronics manufacturers who purchase the Company’s products. This was evidenced in the early part of 2009 when PCB manufacturing facilities were running at very low utilization levels, which also reflected the overall economic uncertainty and the increased continuing difficulties experienced by PCB manufacturing customers in securing credit facilities. During the latter part of 2009, PCB manufacturers reported higher plant utilization rates, leading to increased demand for the Company’s PCB equipment. Although FPD revenues increased to record levels in 2008, due in part to the PDI Acquisition, beginning from the fourth quarter of 2008 and continuing through 2009 the Company has experienced a decline in new FPD equipment orders as a result of the global economic downturn. FPD revenues recorded during 2009 were mainly derived from previously ordered systems.

In response to the economic downturn during 2008, during the fourth quarter of that year the Company took specific measures designed to realign its cost infrastructure; namely, the phasing out of its activities in the assembled PCB business, a reduction in its workforce and a temporary reduction in salaries. These salaries will be restored to their former levels with effect on and from April 1, 2010. As a consequence of these steps and of the synergies resulting from the PDI Acquisition, the Company implemented measures that resulted in cost savings of approximately $70 million during 2009.

Revenues in 2009 were $377.6 million (including $103.8 million attributable to the business of PDI), compared with $429.5 million in 2008. Service revenues for 2009 were $109.6 million (including $19.2 million attributable to the business of PDI), compared with $106.5 million in 2008. The decrease in service income (net of PDI-based service income) reflected the effect on the Company’s PCB business of the economic downturn, as a result of which customers were running at low utilization rates during the first half of 2009.

Revenues from the sale and service of PCB-related equipment for 2009 decreased by 34% to $144.1 million from the $217.6 million recorded in 2008. This decrease in revenues reflecting the continued deteriorating economic conditions and ongoing difficulty experienced by PCB manufacturers in accessing credit facilities and, to a lesser extent, the phase out of the Company’s assembled PCB business in late 2008. During the early part of 2009 PCB manufacturing facilities were running at very low utilization levels, which led to record low PCB revenues in the first quarter. However, conditions gradually improved during the year, with PCB manufacturing plant utilization rates increasing mainly due to the higher demand for communications, consumer and computer related products. Throughout this period the Company continued to develop new products and solutions for PCB manufacturers. During 2009 the Company sold 44 Paragon direct imaging systems, a marked decrease from the 58 sold during 2008. Although revenues from the Company’s PCB products decreased in 2009 compared with 2008, the Company believes that its competitive position in this industry did not deteriorate during this period.

Revenues from the sale and service of FPD-related equipment in 2009 increased to $201.2 million from the $175.1 million recorded in 2008. Of these revenues, $103.8 million were attributable to the business of PDI. As is typical in the FPD industry, which is characterized by long lead delivery times, FPD revenues recorded by the Company in 2009 were attributable to orders received in the current year and in prior years, specifically 2008 and 2007. Beginning from the fourth quarter of 2008 and continuing during most of 2009, the Company experienced a significant decline in new FPD equipment orders, reflecting an approximately 60% decline in capital expenditures by LCD manufacturers in 2009, due mainly to the global economic downturn, which led to lower demand for their products and to excess inventory. During the first half of 2009 existing FPD fabrication plants were being operated at low utilization rates relative to 2008, due to the extensive build up of glass panel inventories following increased capital investments by FPD manufacturers in 2008. In the latter part of 2009, FPD fabrication facilities have been running at close to full capacity utilization, with supply and demand appearing to be in approximate equilibrium. In addition, during 2008 and 2009, certain FPD customers announced the delay of construction schedules or move-in dates for their new fabrication facilities, in some cases extending these dates by six to nine months or into 2010. During the fourth quarter of 2008 and the first quarter of 2009, the Company installed the world’s first Generation 10 LCD inspection system at a Sharp Corporation facility. Revenues from these systems were recognized in the second and third quarters of 2009. During the fourth quarter of 2009, the Company received a significant order for its new Generation 8 FPD equipment, most of which is expected to be delivered in the first half of 2010. These revenues are expected to be recorded during the second or third quarters of 2010.

Revenues from the Company’s Recognition Software segment for 2009 were $14.1 million, compared with $15.3 million recorded in 2008. The relative stability in revenues from this part of the Company’s business, particularly given the ongoing finance and banking-related economic downturn, underscores the continuing, strong reliance which Orbograph’s banking and financial institution customers place on the solutions and support services which it offers.

Revenues from the Company’s Medical Imaging segment, predominantly comprised of revenues from sales of gamma cameras, decreased to $18.2 million from the $21.6 million recorded in 2008. This segment was impacted by: (i) the economic downturn and the correspondingly reduced expenditures by hospitals and clinics in the United States, which constitute the bulk of end-users for these products; and (ii) legislative changes in the United States which have had the effect of reducing insurance reimbursement for medical procedures using equipment of the type provided by OMD. Specifically, the health care reform program of the current United States administration envisages a major shift of resource allocations from private to public health care providers. While some of the proposed changes will, from the Company’s perspective, have the positive effect of affording access to imaging procedures for more patients, others have already resulted in decreased reimbursement for medical imaging procedures, which has in turn led to reduced sales of OMD equipment. Furthermore, because proposals for change are continuously evolving, and given the uncertainty surrounding the ultimate structure of the United States health care system, it is not currently possible to predict the long-term impact of these matters on the Company’s Medical Imaging segment.

The decrease in the cost of products sold in 2009 of $21.7 million, or 12%, was principally a result of the $23.7 million decrease in expenditures on materials and components, principally reflecting the decreased volume of products sold. The increase in labor costs and overhead and other expenses was limited to $2.1 million, notwithstanding the inclusion of a full year of PDI activity and the underutilization of the Company’s manufacturing capacity which resulted from a decrease in equipment orders in light of the economic downturn.

The cost of services rendered in 2009 decreased by $3.4 million, or 4.3%, while the increase in revenues from services rendered was $3.1 million, or 2.9%. The cost of materials consumed increased by $5.7 million, reflecting the growing installed base of the Company’s direct imaging systems and the inclusion of PDI for the full year of 2009. The cost of labor and overhead decreased by $9.0 million, despite the assumption of PDI’s customer support operations commencing from the fourth quarter of 2008, as a result of the steps taken by the Company in the fourth quarter of 2008 to realign its infrastructure to address the difficult economic environment and the operational synergies realized from the PDI Acquisition.

Gross profit for 2009 was $142.0 million, compared with $165.6 million in 2008. Gross profit for 2009 from sales of equipment was $107.7 million, or 40.2% of product sales, compared to $141.0 million, or 43.7% of product sales, during 2008 excluding the inventory write-down in 2008. Gross profit for 2009 from services rendered was $34.3 million, or 31.3%, of service revenues, compared with $27.8 million, or 26.1%, of service revenues, during 2008.

Research and development costs decreased to $67.9 million in 2009 from $79.9 million in 2008. Despite the inclusion of $15.9 million attributable to the first time, full-year consolidation of PDI, the Company reduced its research and development expenses compared with 2008. This was primarily attributable to the phasing out of the PCB assembly business in the fourth quarter of 2008 as well as other cost cutting measures, including scaling back certain research and development projects. Nevertheless, the Company continues to invest significant sums in developing new and innovative technologies and does not believe that the period over period reductions in research and development expenditures will weaken its competitive position in the short or long term. During 2009, the Company received $2.2 million (compared with $3.3 million in 2008) in Israeli Government royalty-free participations in its research and development expenditures and royalty-free participations from a consortium sponsored by the European Union.

Selling, general and administrative expenses decreased by $8.1 million, or 11% to $65.2 million in 2009 from $73.3 million in 2008. Despite the inclusion of $6.5 million attributable in 2009 due to the first time, full-year consolidation of PDI, the Company succeeded in reducing its selling, general and administrative expenses compared with 2008. This was primarily due to the expense synergies realized in connection with the PDI Acquisition, many of which had been implemented as of January 1, 2009.

The amortization of other intangible assets during 2009 increased to $20.2 million from $8.1 million in 2008, and reflected $18.9 million of amortization which was attributable to the allocated intangible assets arising from the PDI Acquisition in October 2008. For further information concerning amortization expenses for 2009 and 2008, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Goodwill and Acquired Intangible Assets.

In accordance with accounting guidance, the Company performed its annual evaluation of the goodwill of each reporting unit on September 30, 2009. The evaluation did not result in the recording of any impairment charges in 2009.

During 2009, the Company reported an operating loss from its Medical Imaging segment of $3.6 million on revenues of $18.2 million, compared to a 2008 operating loss of $42.2 million on revenues of $21.6 million. Excluding the impairment and amortization charges of $40.7 million in 2008, the operating loss in this segment for 2008 was $1.5 million.

Net financial expenses totaled $11.0 million in 2009, compared with net financial expenses of $1.3 million in 2008. The increase in financial expenses of $9.7 million in 2009 resulted from the Company’s lower cash balances following the PDI Acquisition. In 2009, interest from the debt service payment obligation to IDB was $4.3 million on the $160 million loan used to finance part of the PDI Acquisition. For 2009, the Company recorded a currency translation loss of $4.3 million, compared with a currency translation gain of $0.4 million in 2008. In 2009, the Company incurred $1.3 million of costs in connection with factoring letters of credit, compared with $1.4 million incurred in 2008.

Income tax benefit for 2009 was $0.4 million, compared with income tax benefit of $5.7 million in 2008. The Company incurred income tax expenses of $0.9 million in 2009; however, this was offset by a benefit of $1.3 million relating to tax losses in 2009, which the Company expects to realize in the near future. As a result of net loss carry forwards available to the Company, the Company’s effective tax rate for each of 2009 and 2008 was 0%. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises or Benefiting Enterprises, the split of taxable income between jurisdictions and the changes in various exchange rates to the NIS. See Item 5—Operating and Financial Review and Prospects—Operating Results—Effective Corporate Tax Rate.

The minority share in profits of a consolidated subsidiary of $0.2 million for both 2009 and 2008 reflected the 11% minority interest in Orbograph.

GAAP net loss attributable to Orbotech for the year ended December 31, 2009 was $19.9 million, or $0.58 per share, compared with GAAP net loss attributable to Orbotech of $135.3 million, or $4.04 per share, for the year ended December 31, 2008.

(j)    Year Ended December 31, 2008 Compared To Year Ended December 31, 2007

The Company’s financial results for 2008 reflected another very challenging year, during which it became increasingly apparent that the industries served by the Company were being negatively impacted by the global economic recession. Although FPD revenues in 2008 increased to record levels, due in part to the PDI Acquisition, beginning from the fourth quarter of 2008 the Company experienced a decline in new FPD equipment orders as a result of the global economic downturn. In addition, during 2008, because of the overall economic uncertainty and the increased continuing difficulties experienced by customers in securing credit facilities, PCB manufacturers began reducing their production levels and, in turn, their capital expenditures, resulting in substantially lower demand for the Company’s PCB equipment compared with the previous year. In response to these developments, the Company took specific measures designed to realign its cost infrastructure.

During 2008, the Company took an important step towards implementing its strategy of expanding product offerings to FPD manufacturers by acquiring PDI, a leading provider of test and repair systems for the FPD industry. Additionally, as part of a re-focusing of its strategic plan, during the third quarter of 2008, the Company began phasing out its activities in the assembled PCB business; and from the beginning of 2009, ceased to develop and market assembled PCB equipment. During the first quarter of 2009, the Company signed an agreement with Orpro of Italy, for the sale of its assembled PCB business in Europe and the Americas. The Company continues to support and service its installed base of assembled PCB systems in the Asia Pacific region.

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

Revenues from the sale and service of PCB-related equipment decreased by 19% to $217.6 million from the $268.4 million recorded in 2007. Of these revenues, $191.5 million, representing approximately 44% of the Company’s total revenues, was attributable to sales and service of equipment for bare PCBs and $26.1 million, representing approximately 6% of the Company’s total revenues, was attributable to sales and service of equipment for assembled PCBs. In 2007, $237.0 million of revenues, representing approximately 65% of the Company’s total revenues, was attributable to sales and service of systems for bare PCBs and $31.4 million of revenues, representing approximately 9% of the Company’s total revenues, was attributable to sales and service of equipment for assembled PCBs. For further information on assembled PCBs, see Item 4—Information on the Company—History and Development of the Company—Major Business Developments.

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

Revenues from the sale and service of FPD-related equipment in 2008 increased to $175.1 million from the $64.5 million recorded in 2007, and included $45.2 million which was attributable to the business of PDI. Excluding the PDI revenues, FPD revenues increased by 101% compared with 2007. During 2007, FPD manufacturers had delayed capital investments; however, in the latter part of the year panel prices stabilized and demand for panels, particularly for LCD televisions, increased. As a result, the Company recorded strong bookings in the latter part of 2007, and increased shipments of its FPD equipment in 2008 for a substantial number of new fabrication facilities that were being constructed during 2008. During the fourth quarter of 2008, the Company shipped and installed the first Generation 10 LCD inspection system at a Sharp Corporation facility. The Company’s acquisition of PDI and its ongoing investment in research and development have strengthened its position at the forefront of this industry and in the provision of state-of-the-art solutions for FPD manufacturers. Through its broad offerings of in-line and off-line products, the Company continues to provide comprehensive yield-enhancement inspection solutions to meet the critical needs of these customers.

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

Gross profit for 2008 was $165.6 million, or 38.6% of revenues, compared to $145.2 million, or 40.3% of revenues, in 2007. Gross profit for 2008 from sales of equipment, excluding the inventory write-down, was $141.0 million, or 43.7% of product sales, compared to $124.1 million, or 46.6%, excluding the inventory write-down during 2007. The decrease in gross margins arose from underutilization of the Company’s manufacturing capacity, as well as the inclusion, for the first time, of the full year operations of OMD which, as an OEM, experiences substantially lower product gross margins than the Company’s electronics industry products. Gross profit for 2008 from services rendered was $27.8 million, or 26.1% of service revenues, compared to $25.9 million, or 27.5%, during 2007. This marginal percentage decrease resulted from the growing installed base of the Company’s direct imaging systems, service margins in respect of which are lower than those of the Company’s inspection products.

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

The amortization of other intangible assets during 2008 increased to $8.1 million from $4.3 million in 2007, and reflected $4.8 million of amortization which was attributable to the allocated intangible assets arising from the PDI Acquisition in October 2008. For further information concerning amortization expenses for 2008 and 2009, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies—Goodwill and Acquired Intangible Assets.

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

During the fourth quarter of 2008, in light of the difficult worldwide economic conditions, the Company adopted certain measures designed to realign its infrastructure, including reductions in the Company’s worldwide workforce and other cost-cutting measures. These measures, combined with operational synergies relating to the PDI Acquisition, are anticipated to result in total cost savings of approximately $65-70 million in 2009. The Company’s cost-cutting measures resulted in the recording of a restructuring charge of $6.4 million. Additionally, as a result of phasing out its assembled PCB business, the Company recorded a restructuring charge of $2.4 million, comprised primarily of workforce reductions. Restructuring charges for 2008 totaled $8.8 million, compared to a restructuring charge of $0.5 million in 2007.

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

Net financial expenses totaled $1.3 million in 2008, compared with net financial income of $9.1 million in 2007. The decrease in interest income, to $5.1 million from $9.3 million in 2007, resulted from lower average interest rates and the decrease in the Company’s cash balances following the PDI Acquisition. It also reflected $0.9 million in interest income which was recorded by the Company during 2007 from Coreflow Scientific Solutions Ltd., in which the Company previously held a 30% equity interest (calculated on a fully diluted basis). During 2008, the Company received repayment of $950,000 from this investment, and the outstanding loan balance of $100,000 at December 31, 2008 is repayable, with interest, through 2010. The Company recorded a currency translation gain of $0.4 million in 2008 (compared to a gain of $1.5 million in 2007). Financial expenses during 2008 included: $2.5 million interest expense paid to IDB on the $160 million loan; $1.4 million of costs incurred in relation to factoring of letters of credit (compared to $1.3 million in 2007); a $0.8 million loss on the sales of marketable securities; and $1.5 million written down following the determination that the Company’s remaining marketable securities were other-than-temporarily impaired in that amount. The Company recorded an impairment of $0.5 million on its marketable securities in 2007.

Tax benefit on income in 2008 was $5.7 million, compared to a tax expense of $2.3 million in 2007. The Company’s tax benefit was principally comprised of the write-off of the $5.6 million tax benefit accruing to the acquired intangibles of OMD. The Company had income tax expenses of $5.3 million in 2008; however, this was offset by a benefit of $5.4 million relating to tax losses for 2008, which the Company believes it will realize in the near future. The Company’s effective tax rates for 2008 and 2007 were 0% and 15.5%, respectively. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises or Benefiting Enterprises, the split of taxable income between jurisdictions and the changes in various exchange rates to the NIS. See Item 5—Operating and Financial Review and Prospects—Operating Results—Effective Corporate Tax Rate.

The minority share in profits of a consolidated subsidiary of $0.2 million in 2008 reflected the 11% minority interest in Orbograph. This compared to the minority share in profits of $0.4 million in 2007.

Net loss attributable to Orbotech for the year ended December 31, 2008 was $135.3 million, or $4.04 per share (diluted), compared with net income attributable to Orbotech of $1.5 million, or $0.04 per share (diluted), for the year ended December 31, 2007.

5.B    Liquidity and Capital Resources

The Company’s financial position at December 31, 2009 improved compared with its financial position at December 31, 2008, as equity as a percentage of assets increased to 51.6%, compared with 49.3% at the end of 2008.

Cash, cash equivalents and marketable securities increased to $177.2 million at December 31, 2009 from the $124.7 million recorded at December 31, 2008. Total debt remained unchanged at $160 million, which is the amount the Company initially borrowed in September 2008 under the Loan Agreements and used as part of the financing for the PDI Acquisition. As a result, at December 31, 2009, the net cash position of the Company was $17.2 million.

Cash generated from operating activities in 2009 was approximately $54.0 million. Inventories decreased to $101.6 million at December 31, 2009, from $122.2 million at December 31, 2008. This was due primarily to a reduction in finished goods inventory (mainly Generation 10 FPD systems) and the tight controls exerted by the Company in monitoring its inventory levels. Net trade accounts receivable decreased by $30.9 million, to $149.8 million at December 31, 2009 from $180.7 million at year end 2008. The decrease in accounts receivable reflects strong collections during the year as well as lower sales. The period trade receivables were outstanding at December 31, 2009 (calculated by dividing: (A) the product of: (i) trade receivables at period end; and (ii) 365; by (B) the aggregate of the previous four quarter revenues) increased to 145 days on December 31, 2009 from 126 days on December 31, 2008. The Company did not record any significant bad debts during 2009 and its allowance for doubtful accounts was $9.2 million or 5.8% of outstanding receivables at December 31, 2009. Aggregate accounts payable and accruals decreased to $78.8 million from their December 31, 2008 level of $92.8 million. This was primarily attributable to the payment of restructuring costs and PDI Acquisition costs during the first quarter of 2009 and to the lower business levels in 2009. Deferred income decreased by $5.1 million to $17.3 million at December 31, 2009, which was also attributable to the lower business levels in 2009.

During 2009, the Company used $3.9 million for capital expenditures and received $1.4 million from the exercise of stock options.

In connection with the PDI Acquisition, Orbotech Ltd. entered into the Loan Agreements and utilized $160 million of its credit facilities thereunder to finance, in part, the PDI Acquisition. Pursuant to the Loan Agreements, a credit facility of up to $185 million is available to Orbotech Ltd. This amount includes the $160 million already utilized to finance, in part, the PDI Acquisition, which was outstanding at December 31, 2009 as long-term borrowings repayable over a five year period ending December 21, 2014. An amount of up to $25 million of the credit facility will remain available until December 31, 2010 for short-term borrowings only, at which time any such short-term borrowings must be repaid and such additional $25 million credit facility will terminate. The Loan Agreements include a commitment fee due quarterly in the amount of 0.3% per annum with respect to the unused amount of the additional $25 million short-term credit facility described above. In addition, the Company paid customary fees in connection with entering into the Loan Agreements. The interest rate with respect to $60 million of the long-term borrowings is a fixed rate of 4.88%. The interest rate on the remaining $100 million of the long-term borrowings and on the additional $25 million short-term credit facility described above is a variable interest rate and is based on IDB’s cost plus a margin which is 2% for long-term borrowings and 1.5% for short-term borrowings. In 2009, the Company’s debt service payment obligations were $4.3 million, reflecting interest on the loan under the Loan Agreements for 2009 at a rate of 2.69%. The actual interest rate on the outstanding variable rate debt at December 31, 2009 was 3.27%. A 1/8% change in the annual interest rate would change the annual interest expense on the variable rate portion of the long-term borrowings under the credit facility by $125,000.

The Loan Agreements contain provisions pursuant to which Orbotech Ltd. has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without IDB’s consent. These covenants generally apply until the credit facility is repaid in full. The financial covenants require that the Company’s equity (defined according to the Company’s consolidated financial statements as including loans made by the shareholders to the Company that are subordinate to the bank financing after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) (i) for each quarter in 2009 and 2010 shall be no less than the greater of $250 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet, and (ii) for each quarter commencing from the consolidated balance sheet as of March 31, 2011 shall be no less than the greater of $300 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet. The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year 2011 (with respect to the annual period ended December 31, 2011) and onwards shall be no less than $40 million. This covenant is tested annually by reference to the consolidated financial statements as of the end of each calendar year. The financial covenants also require that the ratio between the Company’s Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five. EBITDA and our other non-GAAP measures are described below.

For purposes of the Loan Agreements, ‘EBITDA’ is defined as the cumulative amount of the Company’s operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company’s latest financial statements, before financial income (expenses) (i.e., interest, linkage differentials, exchange rate differentials and fees) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets, write-downs and impairment charges of investments, tangible assets, goodwill, intellectual property and other intangible assets, inventory write-offs, compensation costs for equity awards, in-process research and development charges (not including current research and development expenses), charges due to changes in accounting principles and restructuring charges. The Company’s EBITDA, calculated in accordance with the foregoing, was $26.5 million in 2009.

The below table reconciles GAAP results to EBITDA as determined in accordance with the Loan Agreements for the twelve months ended December 31, 2009. As noted above, the financial covenant with respect to EBITDA will not become applicable until 2011.

U.S. dollars in millions
Net loss attributable to Orbotech Ltd.	$(19.9)
Equity based compensation expenses	6.4
Income tax benefit	(0.4)
Financial expenses	11.0
Fixed asset depreciation	11.3
Intellectual property amortization	20.2
Adjustment of impairment of goodwill	(2.1)

EBITDA (as defined)	$26.5

For an explanation of the limitations of EBITDA, see the information under the heading ‘Certain Non-GAAP Information’ below.

For purposes of the Loan Agreements, ‘Financial Debt’ is defined as the Company’s liabilities to banks, financial institutions, affiliates, financial leasing and/or through the issue of debt securities. Financial Debt as of December 31, 2009 was $160 million and consisted of the Company’s debt to IDB under the Loan Agreements.

In addition, commencing as of January 1, 2010, the Company is required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges or pledges (other than in favor of IDB) in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined by reference to the Company’s consolidated balance sheet. This provision does not apply to the additional $25 million short-term credit facility described above.

If the Company is unable to comply with the applicable covenants, IDB will be entitled to accelerate the Company’s repayments of borrowings under the Loan Agreements and would not be required to extend additional credit to the Company. In addition, the Loan Agreements also contain customary provisions allowing for acceleration of repayment of all amounts outstanding under the Loan Agreements as well as provisions allowing IDB to accelerate repayment in certain other situations, including if an event shall have occurred and/or circumstances exist and/or any situations exist which, in IDB’s opinion, may materially prejudice the Company’s value and substantially jeopardize the Company’s ability to repay amounts outstanding under the Loan Agreements or if, in IDB’s opinion, a material deterioration has occurred in the Company’s economic condition and/or financial repayment capacity, which substantially jeopardizes the Company’s ability to repay amounts outstanding under the Loan Agreements.

As part of the Loan Agreements, Orbotech Ltd. created a floating charge on all of its assets and a fixed charge was created on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Loan Agreements. The agreements creating the security interests in favor of IDB contain customary terms and provisions and have been filed as exhibits to this Annual Report.

For more information about certain of the terms of the Loan Agreements and related documents, including certain risks related to the Loan Agreements, see, Item 3—Key Information—Risk Factors (d), (e) and (o); and Item 10—Additional Information—Material Contracts.

Certain Non-GAAP Information

Non-GAAP net income for 2009 was $3.4 million, or $0.10 per share (diluted), compared with non-GAAP net income for 2008 of $19.1 million, or $0.55 per share (diluted). The below table (the “Reconciliation”) reconciles GAAP to non-GAAP results for the years ended December 31, 2009 and 2008.

In this Annual Report, we present certain non-GAAP measures, including non-GAAP net income and non-GAAP earnings per share, which are described in the Reconciliation. Each measure presented below excludes charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles; (iii) restructuring and asset impairments; (iv) a gain representing additional consideration from the sale of Salvador, which was owned by PDI at the time of the PDI Acquisition; and (v) tax credits relating to the above items, in each case, as described in more detail in the Reconciliation.

Management regularly uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. We also present EBITDA, which is the basis of our covenant compliance under the Loan Agreements and the importance of such compliance is described below. None of these non-GAAP measures is prepared in accordance with GAAP and they may differ from non-GAAP measures reported by other companies. We believe that these measures enhance investors’ ability to review and understand trends in our business from the same perspective as management and understand our covenant compliance. If we do not comply with the covenants under the Loan Agreements this may, among other things, limit our ability to run our business. We believe our presentation of some of these non-GAAP measures facilitates comparisons between periods because they exclude certain unusual financial expenses and non-recurring income items. However, the non-GAAP measures presented are subject to limitations as analytical tools, and are not meant to be considered in isolation or as a substitute for the comparable GAAP measures to which they are reconciled. They should be read only in conjunction with the Consolidated Financial Statements, which are prepared in accordance with GAAP. Some of the limitations of our non-GAAP measures, including EBITDA, are:

•	they do not include equity-based compensation, as further described below, and certain other non-cash charges;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and our non-GAAP measures do not reflect any cash requirements for such replacements;

•	they do not reflect every cash expenditure, such as tax payments, that are required to be paid in cash and could be material to us;

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect the interest expense or the cash requirements necessary to service interest or principal payments under the Loan Agreements;

•	they do not reflect the impact of income or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies may calculate these measures differently than we do, limiting their usefulness as a comparative tool.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity based compensation expenses are expected to recur in future periods.

The effects of amortization of intangible assets, in-process research and development charges and impairment charges have also been excluded from the non-GAAP net income measure. These items are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions. These items were significantly higher in the fourth quarter of 2008 and in 2009, primarily as a result of the Company’s acquisitions, including the PDI Acquisition. The use of intangible assets contributed to revenues earned during the periods presented and will also contribute to future period revenues. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are non-recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions. Restructuring expenses relate to realignment initiatives announced in 2008.

Reconciliation of GAAP to Non-GAAP Results

For the Years Ended December 31, 2009 and 2008

	Year ended December 31
	2009	2008
	U.S. dollars in thousands (except per share data)
Reported net loss attributable to Orbotech Ltd. on GAAP basis	$(19,924)	$(135,305)

Non-operating income (expenses):
Financial expenses	(10,977)	(1,324)
Income tax benefit	411	5,739
Net profit attributable to the non-controlling interest	(168)	(232)

	(10,734)	4,183

Reported operating loss on GAAP basis	$(9,190)	$(139,488)
Equity based compensation expenses	6,445	5,275
Amortization of intangibles assets	20,187	8,099
In-process research and development charges (1)		6,537
Restructuring charges (2)		8,800
Impairment of goodwill (3)		110,403
Impairment of other intangible assets (4)		21,260
Adjustment of impairment of goodwill (5)	(3,300)

Non-GAAP operating income	$14,142	$20,886
Non-operating income (expenses)	(10,734)	4,183
Income tax effect of non-GAAP adjustment (6)		(6,011)

Non-GAAP net income	$3,408	$19,058

Non-GAAP net income per share—diluted	$0.10	$0.55

Shares used in net income per share calculation	35,076	34,743

(1)	In-process research and development charges in 2008 were associated with the PDI Acquisition.

(2)	The restructuring charges of $8.8 million in 2008 relate to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure.

(3)	The impairment charge of $110.4 million in 2008 is comprised of: a write-off of $88.0 million recorded in December 2008 of the goodwill associated with the Company’s FPD business; a write-down of $17.0 million recorded in September 2008 of goodwill associated with OMD; and a write-off of $5.4 million recorded in September 2008 of the goodwill associated with the Company’s assembled PCB business.

(4)	The impairment charge of $21.3 million in 2008 was related to a write-down of the intellectual property of OMD.

(5)	The adjustment of impairment of goodwill of $3.3 million recorded in June 2009 represents additional consideration from the sale of Salvador which was owned by PDI at the time of the PDI Acquisition in 2008.

(6)	The income tax effect in 2008 was related mainly to the impairment associated with OMD that occurred in the third quarter of 2008. The adjustments in 2009 do not have a related income tax effect.

At December 31, 2009, the Company’s marketable securities included approximately $9.8 million in auction-rate securities, which are variable rate debt instruments having long-term maturity dates (typically 15 to 40 years), but whose interest rates are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. The majority of the Company’s auction-rate securities are backed by pools of student loans guaranteed by the United Stated Department of Education. The Company’s intention is not to hold these securities to maturity, but rather to use the periodic auction feature to provide liquidity when available. Since February 2008, these securities have experienced a consistent lack of liquidity; however, the Company believes that there is no credit risk associated with these investments.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, its sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During 2009, the Company sold approximately $65 million of these instruments and received cash proceeds of approximately $64 million.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in foreign currency exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Euros). See Item 11—Quantitative and Qualitative Disclosures About Market Risk. The Company’s policy in utilizing these financial instruments is to protect the Dollar value of its cash, cash equivalent and marketable securities assets rather than to serve as a source of income. For information as to monetary balances in non-Dollar currencies, see Note 12 to the Financial Statements.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its currently available cash and cash equivalents and funds generated from operations together with available credit under the Loan Agreements will be sufficient to meet its working capital requirements for the next twelve months. The Company has an effective shelf registration statement filed with the SEC under which it may issue up to an aggregate public offering price of $150 million of additional Ordinary Shares, warrants, subscription rights or debt securities in order to increase its liquidity and flexibility in the management of its business. The Company may consider, from time to time subject to market conditions and other considerations, raising equity, equity-linked or debt capital pursuant to its existing shelf registration statement or otherwise.

5.C    Research and Development, Patents and Licenses, etc.

(a)    Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. Research and development expenses are incurred prior to the time that revenue is generated from new products. It may take many years to realize the benefit of research and development expense, if any is realized at all. As of December 31, 2009, 409 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participations in such expenditures (mainly by the Government of Israel) for the periods indicated:

	Year ended December 31,
	2009	2008	2007
	(in thousands)
Internally-funded research and development expenditures	$67,872	$76,602	$67,923
Governmental participations	2,212	3,281	3,247

Total outlay for research and development	$70,084	$79,883	$71,170

The governmental participations in the year ended December 31, 2009 represent funding of $1,972,000 by the OCS through a royalty-free program for the development of generic technologies and $240,000 by the Commission of the European Community.

Israeli Government consent is required to manufacture products developed with OCS participations outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. Such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how.

As part of the PDI Acquisition in 2008, Orbotech acquired an interest in certain research and development activity in Crystalline Silicon Photovoltaic (c-Si PV) manufacturing processes for the solar energy industry. Following examination of this activity, the Company decided to continue to pursue its interest in this project. In July 2009, a limited liability company, Orbotech LT Solar, LLC (“OLTS”), was established for this purpose. OLTS is held jointly by the Company and the two developers of the technology.

(b)    Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. As of February 28, 2010, the Company held 163 United States patents, and approximately 117 corresponding non-United States patents, and had 38 United States patent applications, and approximately 204 non-United States patent applications, pending.

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

5.D    Trend Information

The global electronics industry experienced a severe decline in 2008 that continued throughout most of 2009. These conditions resulted in significantly reduced demand for consumer end products (in the manufacture of which the Company’s sophisticated products are used), and consequently, in lower capital expenditures by electronics manufacturers who purchase the Company’s products. Towards the end of 2009 and into the beginning of 2010, the electronics industry began a gradual recovery, particularly in the Far East. This gradual recovery led to higher plant utilization rates during the second half of 2009 and, in turn, to an increase in capital expenditures by electronics manufacturers from the depressed levels throughout most of 2009. No prediction can be made as to whether this gradual recovery will continue, particularly in the Far East, or whether it will strengthen or expand to other regions. Conditions in the electronics industry are closely tied to the global economic climate and financial conditions, including the credit markets, and a continued or further downturn with respect thereto will negatively impact the electronics industry.

As a result of the PDI Acquisition in October 2008, the Company’s FPD business has become a larger component of its overall operations, leading to increased exposure to the cyclical fluctuations that normally characterize this industry, higher customer concentration and currency risks than in prior periods. The Company’s exposure to the foregoing is further exacerbated by its position as a leading provider of solutions to the FPD industry. We expect that new FPD fabrication facilities will increasingly be located in China and Korea, which will require the Company to shift certain of its operations closer to its largest customers located in those countries. This will increase Orbotech’s exposure to the risks of doing business on a global basis, particularly with respect to operating activities, exchange rates and other local legal requirements. On the other hand, due to the Company’s extensive local infrastructure and broad experience in operating in these countries, we expect this trend should also afford it a competitive advantage in dealing with complex local requirements and managing the overall difficulty of doing business there.

During the period between mid 2008 and mid 2009, the FPD industry experienced low capacity utilization rates. However, in the latter part of 2009 and into the beginning of 2010, existing fabrication plants have been run by customers at utilization rates that are higher than those throughout the earlier part of 2009. Consistent with this trend, Orbotech experienced a decline in new FPD equipment orders through most of 2009, with a gradual recovery in late 2009 and into the beginning of 2010. The Company’s FPD orders consist of product orders for which written authorizations have been accepted and assigned shipment dates for such orders are expected within the ensuing 6—12 months. Orbotech does not include maintenance revenues in its determination of orders for this purpose. Orders on any particular date are not necessarily indicative of actual sales for any succeeding period, as customers may delay delivery of products or cancel orders prior to shipment. Generally, such orders represent a substantial portion of revenue from the sale of FPD products in a 12 month period, and Orbotech expects to realize as revenue a substantial portion of its existing orders in 2010.

Global PCB production is estimated to have declined by approximately 5% in 2008 and approximately 15% in 2009, based on the dollar value of production, before gradually recovering towards the end of 2009 and into 2010. This decline drove significant reductions by PCB manufacturers in their capital expenditures, which resulted in substantially lower demand for the Company’s PCB equipment. The decrease in the Company’s revenues relating to PCBs in 2009 also reflected the continued deterioration of economic conditions as well as customers’ ongoing difficulties in securing credit facilities. These factors culminated in the 34% reduction in the Company’s 2009 revenues from PCB product lines as compared to 2008. Industry estimates suggest that global production of PCBs may begin to increase in dollar terms in 2010 from the relatively low levels in 2009. In addition, the increasing consumer demand for highly sophisticated electronic devices, such as smart phones and tablet computers, is driving corresponding technological advances in PCBs, in turn requiring PCB manufacturers to deploy more sophisticated production tools and increased inspection capabilities of the type provided by the Company. As a result, in the latter part of 2009 the Company experienced higher order volume for its PCB solutions, particularly its direct imaging systems, and it expects that this trend will continue in 2010. The Company anticipates that this, as well as the anticipated recovery in the PCB industry, will substantially benefit its PCB-related revenues in 2010 as compared to 2009.

During 2009, the Company’s Medical Imaging segment, predominantly comprised of revenues from sales of gamma cameras by OMD, was also impacted by the economic downturn, including tightening credit availability, and by legislative changes with respect to health care reimbursement rates in the United States, and experienced a decrease in revenues. Given the continuing difficult worldwide economic circumstances, as well as developments in the United States health care reform, the Company anticipates that 2010 revenues from this area of its business will be significantly lower than those for 2009. The Company is exploring strategic alternatives with respect to OMS; however, it cannot predict the timing or nature of any such strategic alternatives.

The Company’s gross profit margin during 2009 was approximately 37%. The Company believes that the combination of higher volumes of product sales and better utilization rates at its facilities, combined with a higher percentage of revenues expected from the sale of new products, will increase its gross profit margin in 2010.

During 2010, the Company intends to continue to invest in its long-term research and development program at a level similar to its 2009 investments. Its plans include focusing on expanding and improving its portfolio of PCB, FPD, character recognition and medical imaging products and solutions, as well as other new technologies. The Company believes that its policy of consistent, steady and selective investments in research and development will enable it to continue to serve its manufacturing customers throughout varied business cycles and to capitalize on improving business conditions.

The Company expects that its results in 2010 will continue to reflect the significant cost reduction steps taken during 2008 and in early 2009. In addition, in order to achieve cost efficiencies and for the other reasons discussed above, the Company expects in 2010 to move a portion of its manufacturing activities to those countries where its customers are located, primarily in the Far East.

In light of the fact that approximately 25% of the Company’s total expenses are NIS-related, a deviation of 1% in the representative exchange rate for converting NIS into Dollars would be expected to affect the cost of the Company’s operations in Israel by approximately $0.7 million, or approximately two cents per share, per year. For information regarding historical NIS-Dollar exchange rates and the effect on the Company, see Impact of Inflation and Currency Fluctuations.

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

5.F    Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2009:

	(Dollars in millions)
	Payment due
	Total	At December 31, 2009	in 2010	2010-2012	2013-2014	2015 and beyond
Contractual Obligations:
Operating leases	39.6	39.6	10.0	23.1	9.3	7.2
Purchase obligations	59.4	59.4	59.4	59.4	—	—
Investment agreement	2.2	2.2	2.2	2.2	—	—
Loan Agreements	160.0	160.0	32.0	96.0	64.0	—

Total	261.2	261.2	103.6	180.7	73.3	7.2

Operating lease obligations represent commitments under various commercial facility and vehicle leases. Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business. Investment agreement obligations represent the commitment to provide funding to OLTS. Loan Agreements obligations represent repayment of principal under the Loan Agreements and do not include interest payments due thereunder. The Company is not a party to any capital leases.

The Company adopted the applicable accounting guidance governing uncertain tax positions as of January 1, 2007. The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $14.3 million at December 31, 2009, of which $10.1 million was classified as long-term liabilities and $4.2 million was classified as short-term liabilities. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these uncertain tax position obligations are not included in the table above.

5.G Safe Harbor

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.	Directors, Senior Management and Employees

6.A    Directors and Senior Management

As at February 28, 2010, the Directors and the Senior Management and Corporate Officers of the Company (the “Director and Executives”) were as follows:

Name	Date of Birth	Director Since	Position with the Company
Yochai Richter	September 17, 1942	1992	Active Chairman of the Board of Directors of the Company (the “Board of Directors”); Class I Director
Michael Anghel (1)	January 13, 1939	2008 (2)	External Director
Haim Benyamini	November 11, 1938	2009	Class III Director
Yehudit Bronicki	December 29, 1941	2000 (3)	Class III Director
Dan Falk	January 12, 1945	1997	Chairman of the Audit, Remuneration and Nominating Committees of the Board of Directors; Class II Director
Gideon Lahav (4)	December 9, 1929	2009 (5)	External Director
Eliezer Tokman (6)	May 13, 1950	2007	Class I Director
Dr. Shimon Ullman (7)	January 28, 1948	1992	Class II Director
Raanan Cohen	April 1, 1955		President and Chief Executive Officer
Asher Levy	February 15, 1959		Deputy Chief Executive Officer—Business and Strategy
Amichai Steimberg	May 25, 1962		Deputy Chief Executive Officer—Global Finance and Operations
Abraham Gross	April 29, 1951		Executive Vice President and Chief Technology Officer
Adrian Auman	December 16, 1954		Corporate Vice President Investor Relations and Special Projects
Erez Simha	February 17, 1963		Corporate Vice President and Chief Financial Officer
Michael Havin	December 14, 1958		Corporate Secretary

The above table should be read in conjunction with Item 6—Directors, Senior Management and Employees—Board Practices—Membership of Board of Directors; External Directors; Independent Directors; Financial Experts.

(1)	Member of the Audit Committee of the Board of Directors and the Remuneration Committee of the Board of Directors (the “Audit Committee” and the “Remuneration Committee”, respectively).

(2)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006; and as an external director between June 21, 2000 and June 25, 2006.

(3)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(4)	Member of the Audit Committee and the Nominating Committee.

(5)	Mr. Lahav also served as a director of the Company between December 28, 1998 and June 25, 2006; and as an external director between June 21, 2000 and June 25, 2006.

(6)	Member of the Remuneration Committee.

(7)	Member of the Nominating Committee.

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

Dr. Michael Anghel is a member of the boards of directors of Partner Communications Company Ltd., a cellular telephone company and Syneron Medical Ltd., which designs, develops and markets aesthetic medical products, both of which are Israeli Nasdaq-listed companies. In addition, he serves as the chairman of the board of directors of Gravity Visual Effects Inc., a post-production media company, and as a director of the Strauss-Group Ltd., an international food and beverage company, Dan Hotels Corporation Ltd, an Israeli hotel chain and Evogene Ltd., a biotech company, all of which are Israeli companies. Dr. Anghel is currently chairman of the Center for Educational Technology, an Israeli, nonprofit organization, dedicated to the advancement of the education system in Israel and abroad. From 2004 to 2005 he served as the president and chief executive officer of Discount Capital Markets Ltd., the investment banking arm of IDB. In 1999, he founded CAP Ventures Ltd., an Israeli company operating and investing in the area of Israeli advanced technology ventures, and served as its managing director from 1999 to 2004. From 1977 to May 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”), an Israeli corporation, and as managing director of DIC Communication and Technology Ltd., a wholly owned subsidiary of DIC. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company (Tevel Israel International Communications Ltd.) and the Israeli cellular telephone company Cellcom Israel Ltd., as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Haim Benyamini is a member of the board of directors of Gilat Satellite Networks Ltd., an Israeli Nasdaq-listed company which provides internet protocol based digital satellite communication and networking products and services. Mr. Benyamini served as the corporate vice president of human resources of Teva Pharmaceutical Industries Ltd. from 1988 until 2004 and as corporate vice president of human resources at Scitex Corporation Ltd. from 1982 to 1988. Mr. Benyamini served as a guest lecturer at Tel Aviv University from 1997 to 2003 as part of the Masters of Arts program in Labor Studies. Mr. Benyamini is a Brigadier General (Ret) in the Israel Defense Forces and served in various command staff and training roles from 1957 until 1982. Mr. Benyamini received his bachelor’s degree in social sciences from the Hebrew University in 1964 and his master’s degree in organizational behavior from the University of Chicago in 1980.

Yehudit Bronicki has, since 1991, been the Managing Director of Ormat Industries Ltd. (“Ormat”), an Israeli manufacturer and developer of renewable energy power plants, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki is the chief executive officer, and a member of the boards of directors, of Ormat Technologies, Inc. (“Ormat Technologies”), a subsidiary of Ormat and a Delaware company listed on the New York Stock Exchange, and its subsidiaries. She served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd., which develops and provides multimedia digital recording solutions, Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources, Jacada Ltd., which develops and provides software designed to improve the productivity and efficiency of users of business systems, and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the boards of directors of Orad Hi-Tec Systems Ltd., an Israeli company, and Chromagen ACS, an Israeli agricultural co-operative society, and is a member of the boards of directors of Plastopil Ltd., Amiad Filtration Systems Ltd. AVT Ltd. and Oridion Medical Systems Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August 1995 to July 1999, and between June 1994 and August 1995 served as its Executive Vice President and Chief Financial Officer. Prior thereto he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot.

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

Dr. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science, and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Dr. Ullman was previously a full professor at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology. From 1997 to 2003 he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Dr. Ullman was the 2008 recipient of the international Rumelhart award in human cognition.

At its meeting held on February 21, 2010, the Board of Directors appointed Arie Weisberg as a member of the Board of Directors, with effect on and from April 1, 2010, to hold office until the next annual general meeting of shareholders of the Company. Mr. Weisberg will not qualify as an independent director under the Companies Law or under Nasdaq independence standards. Mr. Weisberg has been associated with the Company since 1991, serving as its President and Chief Operating Officer from May 2006 to June 2009. From November 2002 to May 2006 he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000 he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000 he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995 he was co-general manager of Orbotech S.A. and from July 1991 to January 1993 he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988 west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

Raanan Cohen has been the President and Chief Executive Officer of the Company since July 2009, and served as Chief Executive Officer from May 2006 to June 2009. From November 2002 to May 2006 he was Co-President for Business and Strategy, and from January 2000 to November 2002 he served as Executive Vice President and President of the Printed Circuit Board Division. From September 1997 to January 2000 he was the president and chief executive officer of Orbotech, Inc. From January 1994 to September 1997 he was the Vice President for the PCB-AOI Product Line and, from 1991 to January 1994, was the PCB product line manager of Orbot and, after consummation of the Merger, of the Company. He joined Orbot in 1984, where he held various programming and product and project management positions until 1991. Prior to joining Orbot he held positions as a programmer at Telrad Networks Ltd. He received a bachelor’s degree in computer science from the Hebrew University.

Asher Levy has been Deputy Chief Executive Officer—Global Business since July 2009. From July 2006 to June 2009 he served as Executive Vice President for Business and Strategy, prior to which he had, from November 2002 to July 2006, served as Corporate Vice President and President of the Printed Circuit Board Division. From November 2000 to October 2002 he served as the managing director of Orbotech Technology Ventures, the wholly-owned venture capital fund of the Company, and from June 1997 to July 2000 he served as the President of Orbotech Pacific Ltd. He joined Orbot in 1990, and between that time and 1997 held various managerial and marketing positions with Orbot and, following the Merger, with the Company, including vice president for sales and marketing at Orbotech, Inc. Prior to joining Orbot, Mr. Levy worked for Apple Computer, Inc. and Digital Equipment Corporation. Mr. Levy holds a bachelor’s degree in industrial engineering and management from Ben-Gurion University of the Negev in Israel and a master’s degree in business administration from Tel Aviv University. He is a graduate of the advanced management program at Harvard Business School.

Amichai Steimberg has been Deputy Chief Executive Officer—Global Finance and Operations since July 2009. From May 2006 to June 2009 he served as Executive Vice President and Chief Financial Officer, prior to which he had, from August 2000 to May 2006, served as Corporate Vice President for Finance and Chief Financial Officer. From January 1997 to July 2000 he served as the Executive Vice President of Orbotech, Inc., and from 1995 to January 1997 he served as that company’s Vice President Finance and Operations. Prior to joining Orbotech, Mr. Steimberg was Chief Financial Officer of Orbot Instruments Ltd. Mr. Steimberg obtained his bachelor’s degree in agricultural economics and business administration from the Hebrew University.

Dr. Abraham Gross has been Corporate Executive Vice President and Chief Technology Officer since July 2009. From May 2006 to June 2009 he served as Executive Vice President and Chief Technology Officer. From 2000 to May 2006 he served as Chief Scientist of the Company. From 1998 to 2000, during a leave of absence from Orbotech, he served as the chief engineer of Microvision, Inc., a Seattle-based developer of high-resolution, scanned beam display and imaging systems. Prior to 1998, and since joining the Company in 1985, Dr. Gross held various managerial and research positions, in the course of which he has been involved in the research and development of optical techniques for testing and inspection of electronic materials, laser plotter technologies and laser matter interaction. Dr. Gross has authored numerous scientific publications in the field of electro-optics and optical engineering. He received both his bachelor’s and master’s degrees in physics from the Technion, and holds a doctorate in physics and atmospheric sciences from Drexel University.

Adrian Auman has been Corporate Vice President Investor Relations and Special Projects since September 2008. From May 2006 to September 2008 he was Vice President for Finance and Investor Relations, prior to which he had, since January 2000, served as Director of Finance and Investor Relations and, from July 1997 to January 2000, as Director of Finance. He was financial controller of the Company from October 1992 to July 1997 and was the financial controller of Orbot from 1988 until the Merger. Prior to joining Orbot, he was an audit supervisor at Kesselman & Kesselman, independent registered public accountants in Israel, from 1986 to 1988 and a tax manager at Goldstein, Golub, Kessler & Co., certified public accountants, from 1979 to 1985. He is a certified public accountant both in Israel and the United States and has a master’s of science degree from Pace University in New York.

Erez Simha has been Corporate Vice President and Chief Financial Officer since July 2009, prior to which he had, from September 2008 to June 2009 served as Corporate Vice President for Finance. From April 2007 to August 2008, he served as the Vice President of Finance and Operations at Orbotech Pacific Ltd., and from May 2004 to March 2007, as Vice President of Finance, Operations and Customer Support at Orbotech S.A. Prior to joining Orbotech, Mr. Simha served as the chief financial officer of Wiseband Communications Ltd., a developer of digital multi carrier power amplifiers for the wireless communications industry, from 2000 to 2004; as the general manager of a private company engaged in the import and distribution of professional and technical equipment for the building and metal industries, from 1994 to 2000; and as the controller of Mishkan—Hapoalim

Mortgage Bank, from 1990 to 1994. Mr. Simha is a certified public accountant and holds a bachelor’s degree in economics and accounting and a master’s degree in business administration from Tel Aviv University.

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

There are no family relationships among any of the Directors and Executives. None of the Directors or Executives is elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B    Compensation

The following table sets forth, with respect to the Directors and Executives as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2009:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for stock options and restricted shares
All Directors and Executives as a group (consisting of 20 persons, including five persons who are no longer Directors or Executives)	$3,320,783	$409,467	$1,833,236

(a)    Remuneration of the Active Chairman of the Board of Directors

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board of Directors. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Remuneration Committee, the Audit Committee, the Board of Directors and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. No bonus was paid to Mr. Richter in respect of 2009. For so long as Mr. Richter continues to be an employee of the Company he will be ineligible to participate in the 2005 Directors Plan (discussed below). In addition, as a continuing employee, Mr. Richter’s equity awards (which are described below under Equity Awards to Directors) continued to vest and became exercisable on their original terms. So long as Mr. Richter remains a director of the Company, any future equity awards to him will require specific shareholder approval; however, should he cease in the future to be an employee, but remain a director of the Company, he would become eligible for, and would participate in, the 2005 Directors Plan without the need for further shareholder approval.

(b)    Other Directors’ Remuneration

Under arrangements approved by the Audit Committee, the Board of Directors and the shareholders of the Company, each of the members of the Board of Directors who is not, or will in the future cease to be, an employee of the Company is remunerated as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT. In addition, the Audit Committee, the Board of Directors and the shareholders of the Company have resolved that: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect changes in the Israeli CPI in the manner provided in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Regulations”); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Regulations.

In December 2008, in connection with the management and employee salary reductions undertaken at that time, each of the non-employee directors of the Company then in office voluntarily accepted a 15% reduction in their cash remuneration (annual payments and participation compensation) and waived any adjustments to reflect changes in the Israeli CPI, with effect on and from December 1, 2008 and until such time as each director may advise the Company in writing to restore his or her cash remuneration to its previous level subject, with respect to the external directors, to the stipulation that the remuneration of the external directors not fall below the minimum required under the Regulations. Mr. Benyamini and Mr. Lahav, who were elected as directors in June 2009, voluntarily accepted corresponding reductions in their cash remuneration from the time of their election. In February 2010, in connection with the restoration of management and employee salary reductions from April 1, 2010, each of the non-employee directors of the Company terminated their voluntarily reduction in remuneration, with effect on and from April 1, 2010. Accordingly their remuneration will, from that time, be reinstated to the level as was in effect immediately prior to their voluntary reduction, adjusted to reflect changes in the Israeli CPI in the manner provided in the Regulations.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”). Under the 2005 Directors Plan, each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors but not including the Chief Executive Officer or other employees of the Company (even if directors), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and restricted shares, with an aggregate value of $43,750 with respect to the Chairman of the Board of Directors (if eligible to participate in the 2005 Directors Plan), and with an aggregate value of $35,000 with respect to each other eligible director under the 2005 Directors Plan. Equity awards under the 2005 Directors Plan are apportioned at a ratio of one restricted share for every 2.5 Ordinary Shares subject to an option, and vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the 2000 Plan. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability), any options unexercised, or restricted shares unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately.

In May 2009, each of the directors then eligible to participate in the 2005 Directors Plan voluntarily accepted a limitation upon the amount of stock options and restricted shares that would be awarded to him or her in 2009 under the 2005 Directors Plan, such that each director would, in 2009, be granted equity awards in an amount calculated in accordance with the method prescribed in the 2005 Directors Plan, provided however, that no such director would be awarded an option to purchase more than 5,301 Ordinary Shares or be granted more than 2,121 restricted shares (which is equal to the awards that each eligible director received under the 2005 Directors Plan in 2008). Mr. Lahav and Mr. Benyamini, who were not directors in May 2009, but were nominees for election as directors at the Company’s 2009 annual general meeting of shareholders in June 2009, also indicated their preparedness to sign a similar letter, which upon their election, became effective in respect of their 2009 equity awards under the 2005 Directors Plan. As a result, each director eligible to participate in the 2005 Directors Plan was, in 2009, awarded an option to purchase 5,301 Ordinary Shares and granted 2,121 restricted shares.

(c)    Equity Awards to Directors

During the year ended December 31, 2009: (i) an option to purchase 40,000 Ordinary Shares, at an exercise price of $7.21 per share, which will vest in three equal installments on May 31, 2010, May 31, 2011 and May 31, 2012 and expire on June 22, 2016, was granted to the Active Chairman of the Board of Directors; and (ii) in accordance with the voluntary limitation accepted by directors in respect of their 2009 equity awards and discussed in the preceding paragraph, an option to purchase 5,301 Ordinary Shares, at an exercise price of $7.21 per share and expiring on June 22, 2016, was granted and 2,121 restricted shares were awarded, to each other director of the Company. The awards described in (ii) in the previous sentence will all vest in full on May 31, 2010. All the awards described in this paragraph are subject to the terms of the 2000 Plan and, except those to the Active Chairman of the Board of Directors, were made as part of the 2005 Directors Plan. For information concerning the method of calculation of the number of stock options and restricted shares awarded to directors under the 2005 Directors Plan, see—Other Directors’ Remuneration.

During 2009, no options to purchase Ordinary Shares were exercised by any directors of the Company. In addition, during 2009, a total of 23,389 restricted shares held by directors (all of which were granted during 2005 or 2008) vested; and 2,121 restricted shares, held by one person who ceased to be a director, were forfeited.

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

For information as to equity awards during 2009 to Directors and Executives as a group, see Item 6.E—Share Ownership—Certain Information Concerning Equity Awards to Directors and Executives.

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

The three classes of directors are designated Class I Directors, Class II Directors and Class III Directors. The current terms of the Class III Directors will expire at the annual general meeting of shareholders to be held in 2010, the current terms of the Class I Directors will expire at the annual general meeting of shareholders to be held in 2011 and the current terms of the Class II Directors will expire at the annual general meeting of shareholders to be held in 2012. Mr. Yochai Richter and Mr. Eliezer Tokman are the current Class I Directors, Mr. Dan Falk, and Dr. Shimon Ullman are the current Class II Directors and Mr. Haim Benyamini and Mrs. Yehudit Bronicki are the current Class III Directors. In accordance with the Articles, any vacancies on the Board of Directors, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

The Articles provide that the minimum number of members of the Board of Directors is three and the maximum number is eleven. The Board of Directors is presently comprised of eight members, two of whom were elected as external directors under the provisions of the Companies Law (discussed below); one by the shareholders at the Company’s 2008 annual general meeting of shareholders and the other by the shareholders at the Company’s 2009 annual general meeting of shareholders.

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

The Company has not included such a provision in its articles of association and believes that four of its current eight directors would qualify as independent directors under the Companies Law and seven of them would qualify as independent under Nasdaq independence standards.

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

(b)    Committees of the Board of Directors

(i)    Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, and further stipulates that the chairman of the board of directors, any director employed by or providing other services to a company and a controlling shareholder or any relative of a controlling shareholder may not be members of the audit committee. The responsibilities of the audit committee include identifying flaws in the management of a company’s business, making recommendations to the board of directors as to how to correct them and deciding whether to approve actions or transactions which by law require audit committee approval, including certain related party transactions and certain transactions involving conflicts of interest. An audit committee may not approve an action or transaction with a controlling shareholder or with an office holder unless at the time of approval two external directors are serving as members of the audit committee and at least one of them is present at the meeting in which the approval is granted. Dr. Michael Anghel, Mr. Dan Falk and Mr. Gideon Lahav are the current members of the Audit Committee.

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

(ii)    Remuneration Committee

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board of Directors concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company’s equity remuneration plans. Under the Companies Law, the Remuneration Committee may need to seek the approval of the Audit Committee, the Board of Directors and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an ‘independent director’ in accordance with the Nasdaq listing standards. Dr. Michael Anghel, Mr. Dan Falk and Mr. Eliezer Tokman are the current members of the Remuneration Committee.

(iii)    Nominating Committee

The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board of Directors, to recommend such individuals for nomination for election to the Board of Directors and to make recommendations to the Board of Directors concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting Board of Directors and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to responsibilities of the Board of Directors in the context of the existing composition and needs of the Board of Directors and its committees. Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. Mr. Dan Falk, Mr. Gideon Lahav and Dr. Shimon Ullman are the current members of the Nominating Committee.

(c)    Executive Sessions

At least twice per annum the independent directors of the Company meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

6.D    Employees

As of December 31, 2009, the Company employed 1,602 people, of whom 613 were based in Israel, 513 in the Far East, 156 in Europe, 106 in Japan and 214 in the United States; and of whom 409 were employed in research and development, 629 in marketing, sales and service, 264 in production and 300 in management and administration. As of December 31, 2008, the Company employed 1,693 people, of whom 671 were based in Israel, 533 in the Far East, 154 in Europe, 107 in Japan and 228 in the United States; and of whom 397 were employed in research and development, 680 in marketing, sales and service, 309 in production and 307 in management and administration. As of December 31, 2007, the Company employed 1,611 people, of whom 789 were based in Israel, 450 in the Pacific Rim, 186 in Europe, 109 in Japan and 77 in the United States; and of whom 434 were employed in research and development, 636 in marketing, sales and service, 245 in production and 296 in management and administration.

The Company considers its relations with its employees to be satisfactory and has not experienced a labor dispute or strike. Approximately 65% of the Company’s employees have advanced technical and academic qualifications.

The Company is not a party to any collective bargaining agreement with respect to its Israeli employees. However, the Company is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association), which are applicable to the Company’s Israeli employees by virtue of expansion orders of the Israeli Minister of Industry, Trade and Labor. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards including the length of the work day and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimum. An additional significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time. For information concerning the Company’s liability for severance pay, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies; and Note 7 to the Financial Statements.

6.E    Share Ownership

(a)    General

The Company presently administers the 2000 Plan, which was adopted with shareholder approval, as well as a number of equity remuneration plans administered by PDI prior to the PDI Closing Date and assumed by the Company as part of the PDI Acquisition (the “PDI Equity Remuneration Plans”). These plans are discussed in further detail below.

In June 2005, as part of a broad review of its long-term incentive equity compensation programs in light of changes in industry practices and accounting developments, and in view of the fact that the Company’s 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the “1995 Plan”), which had served as the vehicle for the grant of equity awards to employees of the Company’s non-Israeli subsidiaries, was then due to expire, the Board of Directors resolved, and the shareholders of the Company subsequently ratified and approved, to merge the 1995 Plan into the 2000 Plan, and to amend and restate the 2000 Plan to create one unified plan allowing for the granting of equity awards (consisting of stock options and restricted shares) to directors, officers, employees and consultants of the Company, related entities in Israel and the Company’s non-Israeli subsidiaries. As a result, the 2000 Plan has become the sole vehicle for granting new equity awards to directors, officers, employees and consultants of the Company and its Israeli and non-Israeli affiliates and subsidiaries. Unless otherwise stated, all data presented in this Annual Report with respect to equity awards under the 2000 Plan have been adjusted to reflect the merger of the 1995 Plan with and into 2000 Plan.

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

Awards under the Company’s equity remuneration plans (other than: (i) to directors under the 2005 Directors Plan; or (ii) under the PDI Equity Remuneration Plans) generally vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Upon resignation by a grantee, options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services. In any other case in which a grantee ceases to be an employee of, or consultant to, the Company (e.g. dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Ordinary Shares subject to equity awards granted under either: (i) the 1995 Plan prior to its merger into the 2000 Plan in June 2005 or (ii) the 2000 Plan, become available for purposes of future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards.

Stock options under the PDI Equity Remuneration Plans generally vest over a 48-60 month period, in monthly installments after an initial ‘cliff’ vesting event six months from the grant date, and expire either seven or ten years from the grant date. RSUs under the PDI Equity Remuneration Plans generally vest in equal annual installments over two, three or four year periods from the grant date. Equity awards (including both options and RSUs) under the PDI Equity Remuneration Plans usually expire upon termination of the grantee’s continuous service; however, in most cases optionees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options to the extent that they had vested on the date of termination of continuous service.

For further information concerning equity awards, see Notes 1r and 9 to the Financial Statements.

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

During 2009, under the 2000 Plan: (i) options to purchase a total of 1,084,307 and 674,128 Ordinary Shares (having respective weighted exercise prices of $7.81 and $18.27 per share) were awarded and cancelled, respectively, and no options were exercised; and (ii) a total of 64,347 restricted shares were granted and 2,121 restricted shares were forfeited. As of February 28, 2010, under the 2000 Plan: (i) options to purchase a total of 4,005,187 Ordinary Shares, expiring on various dates between March 31, 2010 and February 24, 2017 and having a weighted average remaining life of 4.97 years and a weighted average exercise price of $13.38 per share, were outstanding (of which 1,197,685 with a weighted average remaining life of 3.32 years and a weighted average exercise price of $22.59 per share had vested); (ii) 739,148 Ordinary Shares remained available for future equity awards (including up to 37,672 restricted shares); and (iii) a total of 29,897 restricted shares had been forfeited.

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

(c)    The PDI Equity Remuneration Plans

During 2009, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 217,507 and 798,921 Ordinary Shares (having respective weighted exercise prices of $6.47 and $12.11 per share) were exercised and cancelled, respectively; and (ii) RSUs with respect to an aggregate of 372,952 and 61,934 Ordinary Shares vested and were cancelled, respectively. As of February 28, 2010, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 507,506 Ordinary Shares, expiring on various dates between March 31, 2010 and November 10, 2015 and having a weighted average remaining life of 3.53 years and a weighted average exercise price of $9.12 per share, were outstanding (of which 385,818 with a weighted average remaining life of 3.42 years and a weighted average exercise price of $10.13 per share had vested); (ii) RSUs with respect to a total of 331,666 Ordinary Shares were outstanding.

(d)    Certain Information Concerning Equity Awards to Directors and Executives

The following table sets forth for all Directors and Executives as a group, including all persons who were at any time during the period indicated Directors or Executives, certain information concerning: (i) equity awards granted by the Company between January 1, 2009 and December 31, 2009; (ii) options which were exercised and paid, and restricted shares which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2009.

Equity Awards Granted:
• Number of Ordinary Shares subject to options	350,607
• Weighted average option exercise price per Ordinary Share	$6.06
• Year of expiration of options	2016
• Number of restricted shares	43,347

Options Exercised/Paid; Restricted Shares Vested:
• Number of Ordinary Shares subject to options	0
• Weighted average option exercise price per Ordinary Share	N/A
• Restricted shares vested	62,772

Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	141,151
• Weighted average option exercise price per Ordinary Share	$16.83
• Number of restricted shares	2,121

Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	1,047,337
• Weighted average option exercise price per Ordinary Share	$11.94
• Weighted average remaining option life (years)	5.02
• Number of restricted shares	240,353

In 2009, in light of the current global economic recession and financial conditions and the Company’s restructuring plan announced in November 2008 when, among other things, corporate management salaries were reduced by 15% and other employee salaries by lesser amounts, members of management were granted equity awards in addition to the regular awards historically made in August. The Company will in the future consider making grants of equity awards from time to time as part of retaining and providing incentives to management and certain other employees taking into account economic and other conditions.

(e)    Certain Information Concerning Ordinary Shares Owned by Directors and Executives

The following table sets forth information as of February 28, 2010, concerning the shareholdings of those Directors and Executives known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

Name	Number of Shares (1)	Percentage of Ordinary Shares Outstanding
• Yochai Richter	1,268,255	3.63	%(2)
• Michael Anghel	5,002	(3)
• Haim Benyamini	2,121	(3)
• Yehudit Bronicki	6,682	(3)
• Dan Falk	14,682	(3)
• Gideon Lahav	2,881	(3)
• Eliezer Tokman	5,150	(3)
• Shimon Ullman	120,037	(3)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, held by such Directors and Executives. Includes 27,500 Ordinary Shares (in the case of Mr. Richter), 6,682 Ordinary Shares (in the case of each of Mrs. Bronicki, Mr. Falk and Dr. Ullman), 5,150 Ordinary Shares (the case of Mr. Tokman), 5,002 Ordinary Shares (in the case of Dr. Anghel), 2,881 Ordinary Shares (in the case of Mr. Lahav) and 2,121 Ordinary Shares (in the case of Mr. Benyamini) issued as restricted shares—regardless of whether the applicable restrictions have lapsed. For information as to outstanding option awards to directors, see the below table.

(2)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

(3)	Less than 1%.

Ordinary Shares held by Directors and Executives have equal voting rights with those held by other holders of Ordinary Shares.

The following table sets forth information, as of February 28, 2010, concerning all outstanding option awards to directors:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Yochai Richter	Sep-26-2005	23.01	27,500	27,500	0	Sep-25-2012
	Sep-18-2008	9.89	60,000	20,000	40,000	Sep-17-2015
	Jun-23-2009	7.21	40,000	0	40,000	Jun-22-2016

Michael Anghel	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	0	5,301	Jun-22-2016

Haim Benyamini	Jun-23-2009	7.21	5,301	0	5,301	Jun-22-2016

Yehudit Bronicki	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	0	5,301	Jun-22-2016

Dan Falk	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	0	5,301	Jun-22-2016

Gideon Lahav	Jun-23-2009	7.21	5,301	0	5,301	Jun-22-2016

Eliezer Tokman	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	0	5,301	Jun-22-2016

Shimon Ullman	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	0	5,301	Jun-22-2016

Item 7.	Major Shareholders and Related Party Transactions

7.A    Major Shareholders

The following table sets forth information as of February 28, 2010 (except with respect to the shareholders as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Directors and Executives as a group.

Identity of Person or Group	Number of Shares (1)	Percentage of Ordinary Shares Outstanding (1)
• Artisan Partners Holdings LP (2) 875 East Wisconsin Avenue, Suite 800 Milwaukee, Wisconsin 53202	3,995,240	11.46%
• Harris Associates L.P. (3) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	3,976,790	11.40%
• Dr. Jacob Richter (4) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,033,945	8.70%
• T. Rowe Price Associates, Inc. (5) 100 E. Pratt Street Baltimore, Maryland 21202	2,500,784	7.17%
• FMR LLC (6) 82 Devonshire Street Boston, Massachusetts 02109	2,452,585	7.03%
• William Davidson TR (7) dated September 24, 2008, as amended 2300 Harmon Road Auburn Hills, Michigan 48326	2,213,952	6.35%
• Directors and Executives as a group (consisting of 15 persons) (7)	1,858,131	5.29%

(1)	The Company had outstanding, on February 28, 2010, 34,870,739 Ordinary Shares. This number does not include a total, as at that date, of 6,322,655 Ordinary Shares, 5,583,507 of which were subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company, 4,512,693 of which were subject to outstanding stock options (of which 1,583,503 had vested), 331,666 of which were subject to outstanding and unvested RSUs and 739,148 of which remained available for future equity awards pursuant to such plans, comprised of:

(a)	4,744,335 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, of which:

(i)	4,005,187 Ordinary Shares were subject to options that had been granted (of which 1,197,685 had vested); and

(ii)	739,148 Ordinary Shares remained available for future equity awards pursuant to the 2000 Plan; and

(b)	839,172 Ordinary Shares collectively issuable pursuant to equity awards under the PDI Equity Remuneration Plans, of which:

(i)	507,506 Ordinary Shares were subject to options (of which 385,818 had vested); and

(ii)	331,666 Ordinary Shares were subject to outstanding and unvested RSUs.

Also does not include 1,986,793 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the SEC.

(2)	As of December 31, 2009, based on a report filed with the SEC dated February 11, 2010. The report indicated shared dispositive power as to all 3,995,240 Ordinary Shares and shared voting power as to 3,652,340 of such Ordinary Shares by Artisan Partners Holdings LP (“Artisan Holdings”), Artisan Investment Corporation (“Artisan Corp.”), ZFIC, Inc. (“ZFIC”), Andrew A. Ziegler and Carlene Murphy Ziegler, shared voting power as to 3,585,940 of such Ordinary Shares and shared dispositive power as to 3,928,840 of such Ordinary Shares by Artisan Partners Limited Partnership (“Artisan Partners”) and Artisan Investments GP LLC (“Artisan Investments”) and shared voting and dispositive power as to 2,635,500 of such Ordinary Shares by Artisan Funds, Inc. (“Artisan Funds”). Artisan Holdings and Artisan Partners are investment advisers registered under the Investment Advisers Act of 1940 (the “IAA”); Artisan Investments is the General Partner of Artisan Partners; Artisan Holdings is the sole limited partner of Artisan Partners; Artisan Corp. is the General Partner of Artisan Holdings; ZFIC is the sole stockholder of Artisan Corp.; Mr. Ziegler and Ms. Ziegler are the principal stockholders of ZFIC; and Artisan Funds is an investment company registered under the Investment Company Act of 1940 (the “ICA”).

(3)	As of December 31, 2009, based on a report filed with the SEC dated February 10, 2010. The report indicated sole voting and dispositive power as to all 3,976,790 Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner.

(4)	As of July 20, 2009, based on a report filed with the SEC dated July 21, 2009. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to all 3,033,945 Ordinary Shares, with Dr. Judith Richter. Dr. Jacob Richter served as a member of the Board of Directors from October 27, 1992 to August 15, 1993, and from September 29, 1997 to February 11, 2009. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board of Directors, are brothers.

(5)	As of December 31, 2009, based on a report filed with the SEC dated February 12, 2010. The report indicated sole voting power as to 213,984 of such Ordinary Shares, and sole dispositive power as to all 2,500,784 Ordinary Shares, by T. Rowe Price Associates, Inc. (“TRP”), an investment advisor registered under the IAA. For purposes of the reporting requirements of the Exchange Act, T. Rowe Price Associates, Inc. is deemed to be the beneficial owner of such shares; however, it expressly disclaims that it is, in fact, the beneficial owner of such shares.

(6)

As of December 31, 2009, based on a report filed with the SEC dated February 12, 2010. The report indicated sole voting power as to 2,600 of such Ordinary Shares by FMR LLC and sole dispositive power as to all 2,452,585 Ordinary Shares by FMR LLC and by Edward C. Johnson 3rd, members of whose family may be deemed to form a controlling group with respect to FMR LLC. FMR LLC controls Fidelity Management & Research Company (“Fidelity”), an investment advisor registered under the IAA which is also a beneficial owner of all such Ordinary Shares, all of which are also beneficially owned by Fidelity Low Priced Stock Fund, an investment company registered under the ICA. The power to vote all such Ordinary Shares resides with the Fidelity Funds’ Boards of Trustees. Fidelity votes the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(7)	As of May 28, 2009, based on a report filed with the SEC dated May 27, 2009. The report indicated sole voting and dispositive power as to all 2,213,952 Ordinary Shares by the William Davidson TR dated September 24, 2008, as amended (the “Trust”) and by Jonathan S. Aaron. As a co-trustee of the Trust, Mr. Aaron has sole dispositive and voting power with respect to securities held by the Trust.

(8)	Includes 238,125 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. Also includes 193,700 restricted shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

On February 28, 2010, there were 44 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 33,240,504 Ordinary Shares, constituting approximately 95.32% of the outstanding Ordinary Shares as at that date.

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

In December 2008, in connection with the management and employee salary reductions undertaken at that time, each of the non-employee directors of the Company then in office voluntarily accepted a 15% reduction in their cash remuneration (annual payments and participation compensation) and waived any adjustments to reflect changes in the Israeli CPI, with effect on and from December 1, 2008 and until such time as each director may advise the Company in writing to restore his or her cash remuneration to its previous level subject, with respect to the external directors, to the stipulation that the remuneration of the external directors not fall below the minimum required under the Regulations. Mr. Benyamini and Mr. Lahav, who were elected as directors in June 2009, voluntarily accepted corresponding reductions in their cash remuneration from the time of their election. In February 2010, in connection with the restoration of management and employee salary reductions from April 1, 2010, each of the non-employee directors of the Company terminated their voluntarily reduction in remuneration, with effect on and from April 1, 2010. Accordingly their remuneration will, from that time, be reinstated to the level as was in effect immediately prior to their voluntary reduction, adjusted to reflect changes in the Israeli CPI in the manner provided in the Regulations.

For information concerning the eligibility and participation of directors in the 2005 Directors Plan, including the voluntary limitation accepted by directors in respect of their 2009 equity awards and information concerning unexercised options and unvested restricted shares held by directors, including awards made during 2009, see Item 6—Directors, Senior Management and Employees—Compensation—Directors Remuneration; Equity Awards to Directors.

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

8.A    Consolidated Statements and Other Financial Information

(a)    Consolidated Financial Statements

See Item 18—Financial Statements and pages F-1 through F-53.

(b)    Export Sales

See Item 5—Operating and Financial Review and Prospects—Operating Results—Geographical Analysis; Worldwide Economic Situation; Cost of Revenues—Geographical Analysis and Worldwide Economic Situation and Note 14a(ii) to the Financial Statements.

(c)    Legal Proceedings

The Company has not been party to any legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar matters or any governmental proceedings known to the Company, the resolution of which against the Company has had in the recent past a material adverse effect on the Company’s financial position or profitability.

On November 4, 2008, GE Healthcare, a unit of General Electric Company (“GE”) filed a complaint against the Company claiming breach of contract and requesting specific performance, injunctive relief, declaratory relief and damages. GE also filed a motion for a preliminary injunction. The dispute originally at issue in that matter related to GE’s claim that OMS, a wholly-owned subsidiary of the Company, had an obligation to supply GEMSI with 850 CZT modules. The suit was originally filed in the United States District Court for the Central District of California and was transferred to the United States District Court for the Eastern District of Wisconsin (the “Wisconsin Court”).

On June 18, 2009, GE amended its complaint to include, among other things, a claim for damages in an unspecified amount related to an assertion that OMS was obligated to supply GEMSI with CZT modules at a specified price per module pursuant to the terms of an agreement between the Company and GEMSI from December 2004 (which agreement was assigned to OMS and expired in December 2007) (the “2004 Agreement”).

Further to its decision from July 2, 2009, the Wisconsin Court issued a Decision and Order dated September 23, 2009 dismissing the complaint on the grounds of forum non conveniens. In dismissing the action, the Wisconsin Court ruled that the weight of both public and private factors support resolution of the action in the Israeli courts and the dismissal was subject to Orbotech’s acceptance of certain conditions set by the Wisconsin Court designed to ensure the adequacy of the Israeli forum. Orbotech accepted all the aforesaid conditions.

Further to the July 2009 decision and the September 2009 decision and order of the Wisconsin Court dismissing on inconvenient forum grounds the claim by GE against the Company, GE and GEMSI filed a complaint against the Company and OMS in the District Court in the Central District in Israel. The complaint relates to certain of the matters that were at issue in the claim previously filed by GE in the Wisconsin Court and in a dispute previously requested to be referred to arbitration in Israel (as described below). The plaintiffs request mandatory and other injunctive relief as well as damages. The plaintiffs claim potential damages in excess of $50,000,000 but, for the purposes of the filing fee, have set the monetary amount of their claim at $17,360,000. The Company believes that it and OMS have good defenses in response to the claims made in the complaint and intend to defend themselves vigorously in the litigation.

On December 4, 2008 (prior to amendment of GE’s complaint in the Wisconsin Court and the filing of the complaint in the District Court in Israel) GE and GEMSI had notified the Company that they were referring a dispute with the Company and OMS to arbitration in Israel in accordance with the terms of the 2004 Agreement. The dispute relates to certain of the claims included in GE’s amended complaint filed in June 2009 as well as the complaint filed in Israel, as described above. An arbitrator was selected but was not appointed and the Company and OMS did not receive a statement of claim. We cannot predict if and how this arbitration will be pursued following filing of the complaint in the Israeli court.

No provision has been made in respect of the above in the Financial Statements.

Should developments in any of the above legal matters cause a change in the Company’s view about its defenses and settlement strategies, this may result in the need to recognize a material accrual, or should any of the above litigation matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on the Company’s results of operations, cash flows and financial position in the period or periods in which such change in determination, judgment or settlement occurs, and potentially in future periods.

From time to time, the Company is involved in other claims and legal and administrative proceedings that arise in the ordinary course of business. Based on currently available information, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company’s view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company’s financial position and results of operations for the period in which it occurs, and potentially in future periods.

See Note 8b(ii) to the Financial Statements.

(d)    Dividend Policy

The Company does not have any current plans to pay dividends.

8.B    Significant Changes

For information as to any significant change which has occurred since the date of the annual financial statements included in this Annual Report, see Item 5—Operating and Financial Review and Prospects—Trend Information.

Item 9.	The Offer and Listing

9.A    Offer and Listing Details

Except as set forth below, the information called for in this Item is not applicable in an Annual Report on Form 20-F.

The following table sets forth, in Dollars, the high and low reported sales prices of the Ordinary Shares on Nasdaq during the periods indicated.

Year	Period	High	Low
2005	Full Year	26.40	19.60
2006	Full Year	27.25	20.86
2007	Full Year	25.67	15.20
2008	Full Year	19.10	2.90
	• First Quarter	19.10	14.79
	• Second Quarter	18.52	12.79
	• Third Quarter	13.30	7.67
	• Fourth Quarter	8.12	2.90
2009	Full Year	12.17	3.35
	• First Quarter	4.45	3.77
	• Second Quarter	8.95	3.35
	• Third Quarter	12.17	8.24
	• Fourth Quarter	10.65	8.74
	• October	10.24	8.74
	• November	10.65	8.80
	• December	10.17	9.13
2010	Full Year (through March 19)	10.18	8.57
	• First Quarter (through March 19)
	• January	9.65	8.95
	• February	9.51	8.57
	• March (through March 19)	10.18	9.08

* * * * * * * * * *

On December 31, 2009, there were 46 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 33,127,125 Ordinary Shares, constituting approximately 95.30% of the outstanding Ordinary Shares as at that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes there are currently in excess of 1,400 beneficial holders of the Ordinary Shares.

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

(b)    Directors

The Board of Directors consists of three classes of directors (not including the external directors who do not form part of any class), with one class being elected each year by shareholders at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. Ordinary Shares do not have cumulative voting rights. As a result, the holders of Ordinary Shares that represent a simple majority of the voting power represented at a shareholders’ meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of external directors. Under the Companies Law the Company is required to appoint at least two natural persons as ‘external directors’; such appointments are to be for a term of three years and may be extended for additional three-year terms, subject to certain conditions as provided under Israeli regulations. For further information as to these appointments, see Item 6—Directors, Senior Management and Employees; Membership of Board of Directors; External Directors; Independent Directors; Financial Experts.

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

(h)    Changes in Control

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. Similarly, unless the court determines differently, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger and by the relatives of and corporations controlled by these persons. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. Also, a merger can be completed only after all approvals have been submitted to the Registrar and 30 days have passed from the time that shareholder resolutions were adopted in each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

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

10.C    Material Contracts

On June 26, 2008, the Company executed the PDI Acquisition Agreement, pursuant to which it acquired PDI for an aggregate purchase price of approximately $295.8 million. The PDI Acquisition Agreement was filed by PDI with the SEC on a Form 8-K on June 26, 2008. The description thereof is incorporated by reference herein.

In connection with the PDI Acquisition, Orbotech Ltd. and IDB entered into the Loan Agreements, under which Orbotech utilized $160 million of its credit facilities to finance, in part, the PDI Acquisition. Through December 31, 2009, the Company had remaining credit availability under the Loan Agreements of up to $25 million. English translations of the Financing Agreement, the Financing Agreement First Amendment, the Amended Financing Agreement and the floating charge are filed as exhibits to this Annual Report and reference is made to those agreements, which are incorporated by reference herein. The English translations are not binding agreements. Any disputes under the Loan Agreements and the floating charge will be determined by reference to the original agreements which are in Hebrew. The Loan Agreements and the floating charge are governed by Israeli law and the exclusive venue for purposes of disputes thereunder is in the competent courts in Israel. For a discussion of the Loan Agreements, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

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

(ii)    Credit for Israeli Taxes Withheld

U.S. Shareholders may be entitled to deduct, or claim a U.S. foreign tax credit for, Israeli taxes that are withheld on dividends received, subject to applicable limitations in the Code, including separate limitations with respect to specific classes of income. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described in (i) above.

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

(iv)    Passive Foreign Investment Company

A ‘passive foreign investment company’ (“PFIC”) is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Company believes that it is not and has not been a PFIC for U.S. federal income tax purposes for taxable years through 2009, and the Company expects that it will not become a PFIC for taxable years after 2009. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company’s income if a qualified electing fund election has been made; or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain ‘excess distributions’ (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, individual U.S. Shareholders will not be eligible for the 15% maximum tax rate on dividends described above.

(v)    Backup Withholding and Information Reporting

A non-corporate U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and ‘backup withholding’ at a rate currently equal to 28% (for taxable years before 2011) on cash payments in the United States of dividends on, and the proceeds of disposition of, Ordinary Shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder’s U.S. federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

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

The Company’s derivative transactions in 2009 were executed through Israeli and foreign banks. The Company is exposed to counterparty risk arising from certain of its financial instruments and derivative contracts and it could be adversely affected by the soundness of counterparties, which include customers, suppliers and financial institutions. The Company uses derivatives to hedge certain exchange rate risk by entering into exchange rate-based derivative instruments with financial institution counterparties, such as broker/dealers, commercial banks and investment banks. These transactions are typically entered into on an unsecured basis and should the counterparty fail to honor its obligations under the relevant agreements, the Company could sustain losses which could have an adverse effect on its business, financial condition and results of operations.

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

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as at December 31, 2009 (at fair value—as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions). The Company does not have any Balance Sheet Exposure maturing beyond 2009 that would have a material effect on its business, financial condition or results of operations.

	Euro	Japanese Yen	Chinese RMB	Other Far Eastern Currencies**	NIS	Total
Israel*	(402)	(12)			(4,795)	(5,209)
Europe*	6,020					6,020
Japan*		38,865				38,865
China*			16,015			16,015
Far East*				20,258		20,258

Total	5,618	38,853	16,015	20,258	(4,795)	75,949

*	Maturing in 2009.
**	Includes Korean won and Taiwanese dollar.

Explanatory notes:

(1)	Total exposure is the sum of the absolute value figures.

(2)	The data presented in the table reflects the net exposure after taking into account set-offs between matching non-Dollar denominated assets and liabilities.

The Company enters into forward exchange contracts to hedge its Balance Sheet Exposure as well as certain anticipated transactions which are probable and which are expected to be denominated in non-Dollar currencies. The terms of most existing currency derivatives are less than three months and none exceed one year. The table below details the hedging acquired in forward exchange contracts in order to limit the Balance Sheet Exposure. The data are as at December 31, 2009 as recorded in the Company’s financial records and are presented in Dollar equivalent terms (in millions).

	Euro	Chinese RMB	Korean Won	Taiwanese Dollar	Japanese Yen	NIS	Total
Israel						(27.9)	(27.9)
Europe	7.9						7.9
Japan					56.3		56.3
China		11.0					11.0
Far East			11.0	7.5			18.5

Total	7.9	11.0	11.0	7.5	56.3	(27.9)	65.8

(c)    Fair Value of Derivatives

The fair value of derivatives as of December 31, 2009, constituted an asset and a liability of approximately $3.1 million and $0.1 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d)    Interest Rate Risk Management

Substantially all of the Company’s cash and cash equivalents bear interest. The annual interest rates as of December 31, 2009 ranged between 0.01%—1.25%. Auction-rate-securities, having a face value of $10.6 million and which are classified as available-for-sale, are presented at their fair value in the amount of $9.8 million. These securities were written down in the amount of $0.8 million, $0.2 million of which was recorded as financial expenses and $0.6 million of which was recorded as other comprehensive loss. The annual interest rate in December 2009 with respect to these securities was 1.48%—6.218%. Due to the relatively short-term maturities of the Company’s cash, deposits and securities portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

The interest rate with respect to $60 million of the long-term borrowings under the Loan Agreements is fixed at 4.88%. The interest rate on the remaining $100 million of the long-term borrowings and on the additional $25 million short-term credit facility described above is a variable interest rate and is based on IDB’s cost plus a margin which is 2% for long-term borrowings and 1.5% for short-term borrowings. In 2009, the Company’s debt service payment obligations were $4.3 million, reflecting interest under the Loan Agreements for that year at a rate of 2.69%, compared with debt service payment obligations of $2.5 million for the year ended December 31, 2008. The actual interest rate on the outstanding variable rate debt at December 31, 2009 was 3.27%. A 1/8% change in the annual interest rate would change the annual interest expense on the variable rate portion of the long-term borrowings under the credit facility by $125,000.

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

None

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

The Company’s management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2009.

Kesselman & Kesselman, the registered public accounting firm that audited the Financial Statements included in this Annual Report containing the disclosure required by this Item 15(b), has issued an opinion on both the Financial Statements and the Company’s internal control over financial reporting.

(c)    Attestation Report of the Registered Public Accounting Firm

See report of Kesselman & Kesselman included under Item 18 on page F-2.

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

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of approval of the Company’s annual financial statements for the preceding fiscal year or at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”), as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, Chairman of the Audit

Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2009 were reported to, and such services and the services proposed to be provided by them during 2010 were pre-approved by, the Audit Committee, in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008
Audit fees (1)	$831,000	$911,000
Audit related fees (2)	300,000	370,000
Tax fees (3)	216,000	111,000

Total	$1,347,000	$1,392,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and consultations and due diligence respecting accounting matters in connection with acquisitions and dispositions.
(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during 2009.

Item 16F.	Change in Registrant’s Certifying Accountant

None

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 000-12790) filed on March 29, 2007).

(1.2)	Articles of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 000-12790) filed on March 29, 2007).

(2.1)	Forms of Stock Certificates Representing Ordinary Shares (incorporated by reference to Exhibit 2.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 000-12790)).

(4.1)	Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (incorporated by reference to Exhibit 4.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 000-12790) filed on March 30, 2006).

(4.2)	2005 Directors Plan (incorporated by reference to Exhibit 4.3 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 000-12790) filed on March 30, 2006).

(4.3)	Photon Dynamics, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.44 from Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (File No. 000-27234) filed on February 14, 2007).

(4.4)	Photon Dynamics, Inc. 2005 Non-Employee Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.6 from Photon Dynamics’ Current Report on Form 8-K (File No. 000-27234) filed on March 9, 2005).

(4.5)	Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 from Photon Dynamics’ Registration Statement on Form S-8 (File No. 333-117021) filed on June 30, 2004).

(4.6)	Photon Dynamics, Inc. 2001 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 from Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-27234) filed on May 9, 2003).

(4.7)	CR Technology, Inc. 1991 Stock Option Plan (incorporated by reference to Exhibit 99.4 from Photon Dynamics’ Registration Statement on Form S-8 (File No. 333-95479) filed on January 27, 2000).

(4.8)	Agreement and Plan of Merger and Reorganization dated as of June 26, 2008, among Orbotech Ltd., PDI Acquisition, Inc. and Photon Dynamics, Inc. (incorporated by reference to Photon Dynamics’ Current Report on Form 8-K (File No. 000-27234) filed on June 26, 2008).

(4.9)	Financing Agreement entered into and signed in Tel Aviv on July 22, 2008, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.9 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009). (1)

(4.10)	Financing Agreement—First Amendment entered into and signed in Tel Aviv on February 22, 2009, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.10 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009). (1)

(4.11)	Debenture in favor of Israel Discount Bank Ltd. issued and signed on February 22, 2009 (incorporated by reference to Exhibit 4.11 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009). (1)

(4.12)	Pledge Agreement dated as of March 25, 2009, between Orbotech, Inc. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.12 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009).

(4.13)	Amended Financing Agreement entered into and signed in Tel Aviv on December 21, 2009, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to the Company’s Current Report on Form 6-K (File No. 000-12790) filed on December 28, 2009). (1)

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

Name	Jurisdiction of Organization
• Orbotech, Inc.	U.S.A.
• Photon Dynamics, Inc.	U.S.A.
• Orbotech S.A.	Belgium
• Laser Imaging Systems GmbH & Co. KG	Germany
• New System s.r.l.	Italy
• Orbotech Pacific Ltd.	Hong Kong
• Orbotech Singapore Corporation Pte. Ltd.	Singapore
• Orbotech B.V.	The Netherlands
• Orbotech Asia Ltd.	Hong Kong
• Orbotech Japan Ltd.	Japan
• Orbograph Ltd. (owned approximately 89% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Ltd. (owned 50% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Limited Partnership	Israel
• Orbotech Medical Denmark A/S	Denmark
• Orbotech Medical Solutions Ltd.	Israel

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15.1)	Consent of Independent Registered Public Accounting Firm.

(1)	English translation from the official, original version in Hebrew.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/s/ RAANAN COHEN
Raanan Cohen
President and Chief Executive Officer

Dated: March 26, 2010

ORBOTECH LTD.

(An Israeli Corporation)

2009 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2009 CONSOLIDATED FINANCIAL STATEMENTS

Kesselman & Kesselman Certified Public Accountants Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O. Box 452 Tel Aviv 61003 Telephone +972-3-7954555 Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ORBOTECH LTD.

We have audited the accompanying consolidated balance sheets of Orbotech Ltd. (the “Company”) and its subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2009. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

The Company accounts for its 50%-owned joint venture, Frontline P.C.B. Solutions Limited Partnership, using the proportionate method of consolidation as required under generally accepted accounting principles in Israel. Generally accepted accounting principles in the United States of America require that such joint venture be accounted for using the equity method of accounting. The United States Securities and Exchange Commission has advised the Company that it would not object to the Company’s use of the proportionate method of consolidation as supplemented by the disclosure in Note 2a to the consolidated financial statements.

In our opinion, except for the use of the proportionate method of consolidation, as discussed above, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for non-controlling interests, and the manner in which it accounts for impairment of marketable securities, both as of January 1, 2009; and changed the manner in which it accounts for uncertain tax positions as of January 1, 2007.

Tel Aviv, Israel	Kesselman & Kesselman
March 26, 2010	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2009	2008
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$167,233	$105,127
Marketable securities		320
Accounts receivable:
Trade	149,817	180,701
Other	27,661	27,106
Deferred income taxes	4,384	5,222
Inventories	101,599	122,152

Total current assets	$450,694	$440,628

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	$9,969	$19,241
Funds in respect of employee rights upon retirement	11,285	12,521
Deferred income taxes	10,164	8,795
Other long-term investment	29	29

	$31,447	$40,586

PROPERTY, PLANT AND EQUIPMENT, net	$29,331	$39,325

GOODWILL	$12,774	$12,747

OTHER INTANGIBLE ASSETS, net	$81,516	$101,575

Total assets	$605,762	$634,861

/s/ YOCHAI RICHTER	)	Active Chairman of the
Yochai Richter	)	Board of Directors

/s/ RAANAN COHEN	)	President and
Raanan Cohen	)	Chief Executive Officer

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS—(Continued)

	December 31
	2009	2008
	U.S. dollars in thousands
Liabilities and equity
CURRENT LIABILITIES:
Short-term bank loan		$160,000
Current maturities of long-term bank loan	$32,000
Accounts payable and accruals:
Trade	27,119	36,377
Other	51,675	56,428
Deferred income	17,336	22,473

Total current liabilities	$128,130	$275,278
LONG-TERM LIABILITIES:
Long-term bank loan	128,000
Liability for employee rights upon retirement	25,030	27,678
Deferred income tax	2,010	2,010
Other tax liabilities	10,079	14,198
Other long-term liability		2,667

Total long-term liabilities	$165,119	$46,553
COMMITMENTS AND CONTINGENT LIABILITIES (see Note 8)

Total liabilities	$293,249	$321,831

EQUITY:
Orbotech Ltd. shareholders’ equity
Ordinary shares of NIS 0.14 par value per share (“Ordinary Shares”)
Authorized at December 31, 2009 and 2008: 80,000,000 Ordinary Shares
Issued at December 31, 2009 and 2008: 36,745,503 and 36,090,697 Ordinary Shares, respectively
Outstanding at December 31, 2009 and 2008: 34,759,460 and 34,106,775 Ordinary Shares, respectively	$1,746	$1,727
Additional paid-in capital	169,748	161,914
Retained earnings	192,664	211,142
Accumulated other comprehensive income (loss)	3,817	(6,123)
Less—treasury shares, at cost (December 31, 2009—1,986,043
Ordinary Shares; December 31, 2008—1,983,922 Ordinary Shares)	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	$310,783	$311,468

Non-controlling interest	1,730	*1,562

Total equity	$312,513	$313,030

Total liabilities and equity	$605,762	$634,861

*	Non-controlling interest reclassification.

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2009	2008	2007
	U.S. dollars in thousands (except per share data)
REVENUES:
Sale of products	$268,025	$323,025	$266,541
Services rendered	109,575	106,521	94,121

	377,600	429,546	360,662

COST OF REVENUES:
Cost of products sold	160,301	181,987	142,418
Cost of services rendered	75,307	78,652	68,198
Write-down of inventories		3,348	4,821

	235,608	263,987	215,437

GROSS PROFIT	141,992	165,559	145,225

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	70,084	79,883	71,170
Less—government participations	2,212	3,281	3,247

NET RESEARCH AND DEVELOPMENT COSTS	67,872	76,602	67,923

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	65,193	73,346	66,989

AMORTIZATION OF INTANGIBLE ASSETS	20,187	8,099	4,308

IN-PROCESS RESEARCH AND DEVELOPMENT CHARGES		6,537	420

RESTRUCTURING CHARGES		8,800	510

IMPAIRMENT (ADJUSTMENT OF IMPAIRMENT) OF GOODWILL	(2,070)	110,403	3,434

IMPAIRMENT OF OTHER INTANGIBLE ASSET		21,260	1,305

OPERATING INCOME (LOSS)	(9,190)	(139,488)	336
FINANCIAL INCOME (EXPENSES)—net	(10,977)	(1,324)	9,110
WRITE-OFF OF LONG-TERM INVESTMENT			(5,000)

INCOME (LOSS) BEFORE TAXES ON INCOME	(20,167)	(140,812)	4,446
INCOME TAX EXPENSE (BENEFIT)	(411)	(5,739)	2,280

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	(19,756)	(135,073)	2,166
SHARE IN LOSSES OF AN ASSOCIATED COMPANY			(266)

NET INCOME (LOSS)	(19,756)	(135,073)	1,900
NET INCOME ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(168)	*(232)	*(416)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	$(19,924)	$(135,305)	$1,484

EARNINGS (LOSS) PER SHARE
Basic and diluted	$(0.58)	$(4.04)	$0.04

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE—IN THOUSANDS:
Basic	34,501	33,512	33,091

Diluted	34,501	33,512	33,190

*	Non-controlling interest reclassification.

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Orbotech’s shareholders’ equity
	Share capital		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Non controlling interest	Total equity
	Number of shares issued	Amount
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2007	34,623	$1,680	$132,578	$345,859	$7	$(38,622)	$914	$442,416
CHANGES DURING 2007:
Net income				1,484			416	1,900
Cumulative adjustments for uncertainty in income taxes (see Note 1o(ii))				(896)				(896)
Gain in respect of derivative instruments designated for cash flow hedge, net of related taxes					941			941
Currency translation adjustments					2,592			2,592
Net change in respect of securities available for sale					137			137

Total comprehensive income								4,674

Employee equity awards	542	19	7,930			*		7,949

Compensation relating to equity awards granted to employees and others—net			4,483					4,483

Acquisition of treasury shares						(18,570)		(18,570)

BALANCE AT DECEMBER 31, 2007	35,165	$1,699	$144,991	$346,447	$3,677	$(57,192)	$1,330	$440,952
CHANGES DURING 2008:
Net loss				(135,305)			232	(135,073)
Loss in respect of derivative instruments designated for cash flow hedge, net of related taxes					(6,740)			(6,740)
Currency translation adjustments					(622)			(622)
Net change in respect of securities available for sale					(2,438)			(2,438)

Total comprehensive loss								(144,873)

Employee equity awards	926	28	2,066			*		2,094

Compensation relating to equity awards granted to employees and others—net			5,275					5,275

Issuance of equity awards upon acquisition of Photon Dynamics, Inc.			9,582					9,582

BALANCE AT DECEMBER 31, 2008	36,091	$1,727	$161,914	$211,142	$(6,123)	$(57,192)	$1,562	$313,030
CHANGES DURING 2009:
Net loss				(19,924)			168	(19,756)
Gain in respect of derivative instruments designated for cash flow hedge, net of related taxes					8,456			8,456
Currency translation adjustments					(238)			(238)
Net change in respect of securities available for sale					3,168			3,168
Cumulative adjustments for securities available for sale (see Note 1f)				1,446	(1,446)

Total comprehensive loss								(8,370)

Employee equity awards	655	19	1,389			*		1,408

Compensation relating to equity awards granted to employees and others—net			6,445					6,445

BALANCE AT DECEMBER 31, 2009	36,746	$1,746	$169,748	$192,664	$3,817	$(57,192)	$1,730	$312,513

*	Representing an amount less than $500.

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2009	2008	2007
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(19,756)	$(135,073)	$1,900
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	31,447	18,127	12,202
In-process research and development charges		6,537	420
Compensation relating to equity awards granted to employees and others—net	6,445	5,275	4,483
Decrease in liability for employee rights upon retirement	(2,633)	(5,023)	(1,722)
Share in losses of an associated company			266
Capital loss (gain) from disposal of property, plant and equipment	38	(460)	56
Deferred income taxes	(531)	(8,857)	(107)
Provision for restructuring expenses and non-cash expenses in respect of restructuring	(3,348)	2,846	510
Write-down of long-term investment			5,000
Loss from sale and write down of marketable securities	2,866	1,749
Impairment (adjustment of impairment) of goodwill and other intangible assets	(2,070)	131,663	4,739
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including non-current portion)	30,782	23,814	(3,252)
Other	2,112	(6,799)	(169)
Decrease in accounts payable and accruals:
Trade	(9,260)	(10,478)	(2,664)
Deferred income and other	(4,908)	(9,150)	(18,168)
Decrease (increase) in inventories	23,055	(25,053)	4,691

Net cash provided by (used in) operating activities	$54,239	$(10,882)	$8,185

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(3,899)	(11,181)	(10,376)
Acquisitions of subsidiaries, net of cash acquired (*)		(222,164)	(53,710)
Earn out income—net	2,070
Withdrawal (placement) of bank deposits		6,000	(6,000)
Realization of marketable securities available for sale	9,894	17,149	9,951
Acquisition of marketable securities held-to-maturity			(40,610)
Other investments		751	797
Redemption of marketable securities held-to-maturity		39,210	34,474
Proceeds from disposal of property, plant and equipment		1,040	20
Decrease in funds in respect of employee rights upon retirement	1,236	2,324	1,518

Net cash provided by (used in) investing activities	$9,301	$(166,871)	$(63,936)

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Year ended December 31
	2009	2008	2007
	U.S. dollars in thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loan received		160,000
Repayment of long-term liability	(2,667)
Employee stock options exercised	1,408	2,071	7,949
Cost of acquisition of treasury shares			(18,570)

Net cash provided by (used in) financing activities	$(1,259)	$162,071	$(10,621)

CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	$(175)	$(104)	$98

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	62,106	(15,786)	(66,274)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	105,127	120,913	187,187

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$167,233	$105,127	$120,913

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$4,390	$3,656	$1,792

Income taxes paid	$2,379	$3,313	$3,650

Income taxes refunded	$3,182	$2,527

(*) Acquisition of subsidiaries consolidated for the first time:
Working capital (excluding cash and cash equivalents)		$(29,716)	$3,809
Property, plant and equipment		(10,592)	(4,929)
Long-term liabilities		2,667	570
Goodwill		(76,072)	(21,105)
In-process research and development		(6,537)	(420)
Other intangible assets		(101,914)	(31,635)

		$(222,164)	$(53,710)

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

(i)	Nature of operations

Orbotech Ltd. (the “Company” or “Orbotech”) is an Israeli corporation, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”), production and process control systems for printed circuit boards (“PCB”s) and AOI, test and repair systems for flat panel displays (“FPD”s). The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production.

Through its subsidiary, Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks and other financial institutions. In addition, through its subsidiaries, Orbotech Medical Denmark A/S (“OMD”) and Orbotech Medical Solutions Ltd. (“OMS”), the Company is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging.

For information as to the Company’s operating segments, principal markets and major customers, see Note 14.

(ii)	Accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America, except for the use of the proportionate method of consolidation for its joint venture, as discussed in b. below.

In June 2009 the Financial Accounting Standards Board of the United States (the “FASB”) adopted a standardized accounting codification which is intended to become the single authoritative source for U.S. GAAP and to alter the way in which accounting literature is organized and presented. As applicable to Orbotech, this standard became effective as of September 15, 2009. Accordingly, references to previous financial accounting standards have been omitted in these financial statements.

(iii)	Functional currency

The currency of the primary economic environment in which the operations of the Company and its subsidiaries (other than OMD and one of the Company’s subsidiaries in Korea (“PKC”)) and joint venture are conducted is the United States dollar (the “Dollar”).

Virtually all revenues of the Company and its subsidiaries and joint venture are derived outside Israel in non-Israeli currencies, mainly the Dollar. Most purchases of materials and components are made in Dollars or in Israeli currency under contracts linked to the Dollar. In addition, most marketing and service costs are incurred outside Israel, primarily in Dollars, through the Company’s wholly-owned non-Israeli subsidiaries.

Thus, the functional currency of the Company and its subsidiaries (other than OMD and PKC) and joint venture is the Dollar.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The functional currency of OMD is the Euro, since virtually all of its revenues are received, and its expenses are incurred, in Euros. The functional currency of PKC is the Korean Won, since virtually all of its revenues are received, and most of its expenses are incurred, in Korean Won. The financial statements of OMD and PKC are included in consolidation, based on translation into Dollars as follows: assets and liabilities are translated at year-end exchange rates; operating results items are translated using weighted average exchange rates during the reporting period, which approximates the translation of each transaction. at the exchange rates on the dates the transactions are recorded. Differences resulting from currency translation are presented in equity under accumulated other comprehensive income (loss).

(iv)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to inventories, accounts receivable, intangible assets, property, plant and equipment, deferred tax assets, marketable securities and goodwill.

b.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries.

In addition, the Company accounts for the 50%-owned joint venture, Frontline P.C.B. Solutions Limited Partnership (“Frontline”), using the proportionate method of consolidation as is required under Israeli GAAP. U.S. GAAP requires that such joint venture be accounted for using the equity method of accounting. The United States Securities and Exchange Commission (the “SEC”) has advised the Company that it will not object to the Company’s use of the proportionate method of consolidation, provided that the joint venture is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity, and provided further that summarized financial data relating to the joint venture are provided. These data are presented in Note 2a.

These subsidiaries and joint venture are collectively referred to in these financial statements as ‘subsidiaries’.

Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales not yet realized outside of the Company and its subsidiaries have also been eliminated.

In 2008, as part of the acquisition described in Note 2b below, Orbotech acquired an interest in certain research and development activity in Crystalline Silicon Photovoltaic (c-Si PV) manufacturing processes for the solar energy industry. Following examination of this activity, the Company decided to continue to pursue its interest in this project. In July 2009, a limited liability company, Orbotech LT Solar, LLC (“OLTS”) was established for this purpose. OLTS is held jointly by the Company and the two developers of the technology.

Since Orbotech alone is obligated to provide funding to OLTS, Orbotech accounts for 100% of OLTS’s losses. Orbotech’s holding in OLTS will increase in the future, as and when it provides the additional funding to which it has currently committed, up to a maximum of approximately 54% of the equity interests in OLTS. OLTS is considered to be a variable interest entity (“VIE”) for which the Company is the primary beneficiary, and is therefore included in the Company’s consolidated financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2007 the FASB issued guidance for accounting for non-controlling interests in consolidated financial statements, which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. As applicable to Orbotech, this standard became effective as of January 1, 2009. Its adoption resulted in an increase of approximately $1.5 million to the Company’s equity and did not have a material impact on the Company’s consolidated statement of operations.

c.	Cash and cash equivalents

The Company considers all highly liquid investments including cash and short-term bank deposits that are not restricted as to withdrawal or use and the period to maturity of which does not exceed three months at the time of investment, to be cash equivalents.

d.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2009 and 2008, most of the Company’s cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. The Company is of the opinion that the credit risk in respect of these balances is not material. For information as to the Company’s marketable securities, see Note 13b.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain countries, the Company requires letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, the Company sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. The transfer of the letters of credit and promissory notes is recorded by the Company as a ‘transfer of assets’ transaction and the resulting costs are charged to ‘financial income (expenses)—net’, as incurred. During the years ended December 31, 2009, 2008 and 2007, respectively, the Company transferred $65 million, $56 million and $57 million of letters of credit and promissory notes.

e.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components, products in process and finished products—on the weighted average basis; and labor and overhead—on the basis of manufacturing costs.

Inventories are written-down for estimated obsolescence, based on assumptions about future demand and market conditions.

f.	Marketable securities

Quoted corporate debentures which the Company intends to hold to maturity, are stated at amortized cost, net of write downs due to impairment.

Securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income (loss) in equity until realized. When securities do not have an active market, fair value is determined using a valuation model. Unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses on sales of securities, as well as premium or discount amortization, are included in the consolidated statement of operations as financial income or expenses.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2009, the FASB amended the accounting guidance governing impairment of marketable debt securities. An other-than-temporary impairment is triggered when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery of its amortized cost basis, or the entity does not expect to recover the entire amortized cost basis of the security. If the debt security’s market value is below its amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the Company records an other-than-temporary impairment charge under financial expenses for the entire amount of the impairment. For the remaining debt securities, if an other-than-temporary impairment exists, the Company separates the other-than-temporary impairment into the credit loss portion and the noncredit loss portion. The credit loss portion is the difference between the amortized cost of the security and the Company’s best estimate of the present value of the cash flows expected to be collected from the debt security. The noncredit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded under financial expenses, and the noncredit loss portion is recorded as a separate component of other comprehensive income (loss), net of applicable taxes. This amendment became effective as of April 1, 2009, and its adoption resulted in an increase of approximately $1.4 million in the Company’s retained earnings and a corresponding decrease in accumulated other comprehensive income.

g.	Fair Value Measurement

Effective January 1, 2008, the Company adopted the applicable financial accounting rules which define fair value, establish a framework for measuring fair value and enhance fair value measurement disclosure. Under these rules, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an arms’ length transaction between market participants at the measurement date. In determining fair value, the Company employs various valuation approaches, including market, income and/or cost approaches. The applicable financial accounting rules establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s estimation of the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is divided into three levels based on the reliability of inputs.

On January 1, 2009, the Company adopted a newly issued accounting standard for fair value measurement of all non-financial assets and liabilities. Its adoption did not have a significant effect on these financial statements.

h.	Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

%
Machinery and equipment	10-20
(mainly 20)
Building	3
Office furniture and equipment	6-15
Computer equipment	20-33
Vehicles	15; 20

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leasehold improvements are amortized by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

i.	Goodwill

In accordance with applicable accounting pronouncements, goodwill is not amortized, but rather tested for impairment annually or whenever events or circumstances present an indication of impairment by assessing the fair value of the Company’s various reporting units (namely, PCB, FPD and Medical Imaging). The Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test. As to the results of these goodwill impairment tests, see Note 5a(ii). As at December 31, 2009, the Company had goodwill of $12.8 million, virtually all of which relates to the Production Solutions for the Electronics Industry segment.

Determining the fair value of a reporting unit requires the exercise of judgment on the part of management and involves the use of estimates and assumptions, including with respect to: (i) future revenues and operating margins used in order to calculate projected future cash flows; (ii) discount rates reflecting the relevant risks associated with companies comparable to the applicable reporting unit; (iii) competitive and economic environments; and (iv) appropriate industry comparables. There are a number of generally accepted methods used for valuing a business. These methods may be used alone or in combination with one another. The ‘income method’ uses forecasted cash flows as a basis to value the business. An aggregate present value is calculated for future cash flows using a separately computed discount rate. The ‘market-based’ method identifies business entities with publicly traded securities whose business and financial risks are comparable to those of the business being valued. The pricing multiple of the companies selected are used to derive the market value of the business under analysis.

In September 2008 and 2009 the Company determined the fair value of each of its reporting units, on both occasions using a combination of the market-based and income methods. The combination of these methods was determined by the Company to provide the most reliable indicators of value in circumstances where the value of the reporting unit is dependent more upon the ability to generate earnings than on the value of the assets used in the production process, as is the case with Orbotech. In applying these approaches at both times, the Company relied primarily upon application of the income method in order to value its reporting units and utilized the market-based method mainly as a comparative analysis to assess the reasonableness of the results yielded by the income method. Both approaches yielded similar results on each occasion.

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

Acquired intangible assets are presented at cost, net of accumulated amortization and impairments. These intangible assets consist primarily of intellectual property and are being amortized over periods of up to twelve years.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

k.	Impairment of long-lived assets

Under the applicable accounting guidelines long-lived assets, including definite life intangible assets, held and used by an entity must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values.

l.	Recognition of revenue

The Company recognizes revenue from sale of non-software products to end users upon delivery, provided that appropriate documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee is fixed or determinable and collectibility is reasonably assured. The Company does not, in the normal course of business, provide a right of return to its customers. Installation and training are not essential to the product capabilities as they do not require specialized skills and can be performed by other vendors.

The Company’s revenue arrangements contain multiple elements, as it grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the fair value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly, is insignificant and is treated according to accounting guidance for contingencies. In addition, the Company defers the fair value of the installation and recognizes it upon installation.

In the case of delivery of newly developed products, revenue is deferred pending acceptance. The Company records the net proceeds it has received as deferred income. The deferred income balance equals the amount of deferred product revenue that has been received less the cost of the delivered products. The cost of the delivered products is offset from deferred revenue, and not presented as inventory—finished products, since title passes to the customer upon delivery. Upon acceptance as evidenced by receipt from the customer of a signed letter of acceptance, the previously deferred income is separated into its original components and recognized as revenues and cost of revenues.

Service revenue in respect of the Company’s products is recognized ratably over the contractual period or as services are performed.

The Company recognizes revenue from sale of software to end users upon delivery, provided that appropriate documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee is fixed or determinable, and collectibility is probable. When software is made available to customers electronically, it is deemed to have been delivered when the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectibility is not considered probable, revenue is recognized when the fee is collected. Maintenance revenues are comprised of revenue from support arrangements which include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

The Company recognizes revenues net of Value Added Tax.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

m.    Research and development

Research and development expenses, which consist mainly of labor costs, materials and subcontractors, are expensed as incurred. Pre-payments for goods or services that will be used or rendered for future research and development activities are deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. Government funding for development of approved projects is recognized as a reduction of expenses as the related cost is incurred. The Company is not required to pay royalties on sales of products developed using government funding.

In connection with business combinations consummated through December 31, 2008, amounts assigned to tangible and intangible assets to be used in a particular research and development project that have not reached technological feasibility and have no alternative future use were charged to ‘in process research and development charges’ at the acquisition date. Commencing from January 1, 2009, acquired in-process research and development is no longer expensed on acquisition, but rather capitalized and assessed for impairment at least annually and, upon reaching technological feasibility, will be amortized over its useful life.

n.    Shipping and handling costs

Shipping and handling costs are classified as a component of cost of sales.

o.    Income taxes

(i)    Deferred income taxes

Deferred income taxes are determined utilizing the asset and liability method based on the estimated future tax effects of temporary differences between the financial accounting and tax bases of assets and liabilities and on the tax rates anticipated to be in effect when the deferred taxes are expected to be paid or realized. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in these financial statements as it is the Company’s policy permanently to reinvest the subsidiaries’ earnings and to consider distributing dividends only when this can be facilitated in connection with a specific tax opportunity that may arise.

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

(ii)    Uncertainty in income taxes

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

settlement. Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expense.

p.    Treasury shares

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company.

q.    Derivative financial instruments

The Company enters into forward exchange contracts to hedge existing non-Dollar assets and liabilities as well as certain anticipated transactions which are probable and which are expected to be denominated in non-Dollar currencies.

All derivative instruments are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract it designates the derivative, for accounting purposes, as either a hedging instrument or a non-hedging instrument.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss), as ‘gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, and hedge components such as time value, excluded from assessment of effectiveness testing, are recognized immediately in the statement of operations among ‘financial income (expenses)—net’. Changes in the fair value of other derivatives not designated as hedging instruments are recognized in the statement of operations among ‘financial income (expenses)—net’.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item. Cash flows from other economic derivatives remain part of cash flows from operating activities.

In March 2008 the FASB amended the disclosure requirements relating to derivative instruments and hedging activities in a manner which requires entities to provide enhanced disclosures about: (i) how and why an entity uses derivative instruments; (ii) how derivative instruments and related hedged items are accounted for; and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. As applicable to Orbotech, these requirements became effective as of January 1, 2009.

r.    Stock-based compensation

Equity awards granted to employees are accounted for using the grant date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

The Company elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the accelerated multiple-option approach.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity awards granted to non-employees (namely, employees of Frontline and consultants) are accounted for under the provisions of accounting guidelines applying to equity instruments that are issued to persons other than employees and are remeasured at each reporting period until awards have vested in full. The fair value of such equity awards is charged to income over the service period.

s.    Comprehensive income (loss)

In addition to net income, other comprehensive income (loss) includes: (i) gains or losses in respect of derivative instruments designated as cash flow hedges; (ii) unrealized gains and losses arising from securities classified as available-for-sale (including other-than-temporary impairment not attributed to credit loss); and (iii) foreign currency translation adjustments.

t.    Earnings (loss) per share

Basic earnings (loss) per share are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted earnings (loss) per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method. In 2009 and 2008, outstanding equity awards were not taken into account due to their anti-dilutive effect.

u.    Reclassifications

Certain comparative figures have been reclassified to conform to the current year presentation.

v.    Newly issued accounting pronouncements:

(i)	In June 2009 the FASB issued amendments to accounting guidance for VIEs. These amendments require an enterprise to perform an analysis to determine whether its variable interest gives it a controlling financial interest in a VIE, and prescribe updated tests in order to determine the primary beneficiary of a VIE. As applicable to Orbotech, these amendments became effective commencing January 1, 2010. These amendments are not expected to have a material impact on the Company’s consolidated financial statements.

(ii)	In October 2009 the FASB issued amendments to the accounting and disclosure for revenue recognition. These amendments, which, as applicable to Orbotech, will become effective commencing January 1, 2011 (although early adoption is permitted), modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement consideration. In addition, the scope of the software revenue guidance was amended to exclude non-software components of tangible products and software components of tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. The Company is currently evaluating the impact, if any, that the above amendments may have on its consolidated financial statements.

NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY AND BUSINESS ACQUISITIONS:

a.    Proportionately consolidated company

The joint venture, Frontline, an Israeli limited partnership, is owned equally by the Company and Valor Computerized Systems Ltd. and combines the former CAM operations of both companies.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s wholly-owned subsidiaries market and provide customer support in respect of Frontline’s products.

The Company’s interest in Frontline is presented in the consolidated financial statements using the proportionate method of consolidation (see Note 1b). As a result, the consolidated balance sheets as of December 31, 2009 and 2008, and the consolidated statements of operations and the consolidated cash flow statements for each of the three years in the period ended December 31, 2009, reflect the assets, liabilities, operating results and cash flow components of Frontline on the basis of the Company’s percentage of holding.

The following Frontline data is reflected in the Company’s consolidated financial statements on the basis of the Company’s percentage of holding:

	December 31
	2009	2008
	$ in thousands
(i) Balance sheet data:
Assets:
Current assets	1,916	2,240
Property, plant and equipment—net	91	100
Funds in respect of employee rights uponretirement	499	423

	2,506	2,763

Liabilities:
Current liabilities	444	449
Liability for employee rights upon retirement	805	750

	1,249	1,199

	Year ended December 31
	2009	2008	2007
	$ in thousands
(ii) Operating results data:
Revenues:
Sales of products	4,153	5,914	7,817
Services rendered	4,965	5,600	5,270
Cost of revenues:
Cost of products sold	(34)	(55)	(38)
Cost of services rendered	(1,496)	(1,902)	(2,027)
Research and development costs	(2,091)	(2,530)	(2,334)
Selling, general and administrative expenses	(1,649)	(1,747)	(1,708)
Financial income—net	7	55	83

Net income before taxes on income	3,855	5,335	7,063

(iii) Cash flow data:
Net cash provided by operating activities	4,689	6,153	7,024

Net cash used in investing activities	(18)	(19)	(32)

As to equity awards to employees of Frontline, see Note 9b(v)D.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.    Business acquired in 2008

On October 2, 2008, as part of Orbotech’s strategy of expanding its product offerings to FPD manufacturers, the Company completed the acquisition of Photon Dynamics, Inc. (“PDI”), a leading provider of test and repair systems for the FPD industry (the “PDI Acquisition”). Under the terms of the governing agreement, on the closing date of the PDI Acquisition (the “PDI Closing Date”) the Company paid $15.60 per share in cash for all of the issued and outstanding shares of PDI’s common stock, and issued equity awards with respect to Ordinary Shares, having an aggregate fair value at that date of $9.6 million, to certain PDI employees, resulting in an aggregate purchase price of approximately $295.8 million, including $6.2 million paid by the Company in transaction costs in connection with the PDI Acquisition.

In September 2008, in connection with the PDI Acquisition, the Company borrowed $160 million from Israel Discount Bank Ltd. (“IDB”). In addition, as permitted under the applicable accounting guidelines, in connection with the PDI Acquisition the Company sold certain securities, in the amount of $31 million, which had previously been designated by it as ‘held-to-maturity’. On the PDI Closing Date, PDI had approximately $64 million in cash.

The Company accounted for the PDI Acquisition using the purchase method of accounting. The following table represents the final allocation of the purchase price of PDI:

$ in millions
Current assets	148.3
Property, plant and equipment	10.6
Identifiable intangible assets:
Technological intellectual property (1)	59.5
Business-related intellectual property (2)	42.4
In-process research and development (3)	6.5
Goodwill	82.4

Total assets acquired	349.7
Current liabilities	51.2
Long-term liability	2.7

Total liabilities assumed	53.9
Net assets acquired	295.8

(1)	Amortized over a period of 7 years.
(2)	Amortized over periods up to 12 years.
(3)	This in-process research and development did not result in any products that were launched through December 31, 2009.

The results of the acquired business were consolidated as of the PDI Closing Date. Amortization of the goodwill is not a recognized expense for tax purposes. The goodwill was allocated to the Production Solutions for the Electronics Industry segment. In connection with the consummation of the PDI Acquisition, on October 2, 2008, PDI sold its holding in Salvador Imaging, Inc. (“Salvador”) to a group of private investors for approximately $3.5 million. The sale agreement included an earn-out provision, which resulted in an additional $3.3 million being received by PDI in 2009. See Note 5a.

As a result of the decrease in the Company’s market capitalization in the latter part of 2008 and the global economic downturn that negatively affected capital expenditure in the electronics industry, in December 2008 the Company conducted an impairment test on the goodwill and the intangible assets acquired in this transaction.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company concluded that all the goodwill acquired had been impaired and therefore, in the fourth quarter of 2008, it recorded an impairment charge of $ 88.0 million, which included $85.7 million with respect to the goodwill associated with PDI, namely the amount which was allocated to goodwill at that time. Based on the Company’s assessment, undiscounted cash flows for the intangible assets exceeded their net book value, indicating that as of December 31, 2008 the Company was not required to record an impairment charge with respect to such intangible assets. This assessment differs from the assessment for possible impairment of goodwill, which requires a two-step impairment assessment of the implied fair value of the goodwill using discounted cash flows for an entire reporting unit. The goodwill impairment calculation is impacted by, among other factors, the market capitalization of the Company. Therefore, the Company was able to conclude that the FPD unit’s intangible assets were not impaired while the goodwill balances were impaired.

Below are certain unaudited pro forma, combined statement of income data for the years ended December 31, 2008 and 2007, presented as if the PDI Acquisition had occurred on January 1, 2008 and 2007, respectively, after giving effect to: (a) purchase accounting adjustments, including the increase in amortization of identifiable intangible assets; and (b) estimated additional interest expense due to: (i) the receipt of a bank loan in connection with the PDI Acquisition; and (ii) add-back of interest income on Orbotech’s cash, cash equivalents and marketable securities used as cash consideration in the acquisition. This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken actually place at the beginning of 2008 and 2007, respectively, nor is it necessarily indicative of future results.

	Year ended December 31
	2008	2007
	$ in thousands
	(unaudited)
Net sales	568,408	429,670

Net loss	161,858	70,487

Net loss attributable to Orbotech Ltd.’s shareholders*	162,090	70,903

Loss per share:
Basic and diluted	$4.84	$2.14

*	Includes additional amortization in the amount of approximately $14 million and $25 million and interest expense of approximately $6 million and $8 million in 2008 and 2007, respectively.

c.	Businesses acquired in 2007:

(i)	In May 2007, the Company acquired New System s.r.l. (“New System”), a privately held Italian company that develops and markets inkjet printing solutions for the PCB industry, for a consideration of $7.8 million. In addition, New System had approximately $9.2 million in net liabilities immediately following the acquisition (including approximately $1.4 million in stockholder loans), all of which were repaid following the closing of this acquisition. The Company accounted for this acquisition using the purchase method. A purchase price allocation was made by management in which no in-process research and development was identified. An amount of $5.2 million was allocated to intellectual property and $0.2 million to other intangible assets. The Company allocated the excess of the purchase price over the aggregate of the fair value of the net intangible assets acquired ($5.4 million) and the fair value of the net tangible assets ($0.9 million), in the amount of $10.7 million, to goodwill. The results of the acquired business were consolidated as of the acquisition date. Amortization of the goodwill is a recognized expense for tax purposes.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii)	In August 2007, the Company acquired OMD, a privately held-Danish company that develops and manufactures gamma cameras for use in nuclear cardiac imaging. OMD is a development and supply partner to major original equipment manufacturers (OEMs) worldwide, which sell its products to privately practicing cardiologists and hospitals. The Company paid $41.3 million to the former shareholders of OMD for the acquisition of all of the outstanding shares of OMD. The acquisition agreement included an earn-out, based on OMD’s performance during the years 2007 and 2008, which did not result in any additional payment by Orbotech. At the time of the acquisition, OMD had $1.4 million in cash. The Company accounted for this acquisition using the purchase method.

A purchase price allocation was made by management in which $0.4 million was allocated to in-process research and development (which was written-off immediately), $5.1 million to technological intellectual property, $21.2 million to the business-related intellectual property and a deferred tax liability of $6.7 million was recorded. The Company allocated the excess of the purchase price over the aggregate of the fair value of the net intangible assets acquired ($20.0 million, net of applicable deferred tax liability) and the fair value of the net tangible assets ($4.2 million), in the amount of $17.1 million, to goodwill. The results of the acquired business were consolidated as of the acquisition date.

Amortization of the goodwill is not a recognized expense for tax purposes. Following the annual impairment test in 2008, the Company determined that the intellectual property and goodwill of OMD exceeded their respective fair values, and wrote off $21.3 million of such intellectual property and $17.0 million of such goodwill (see also Note 5b).

NOTE 3—INVENTORIES:

	December 31
	2009	2008
	$ in thousands
Components:
For manufacturing of systems*	39,503	44,093
For servicing of systems	28,735	25,756

	68,238	69,849
Work in process	9,657	10,229
Finished products	23,704	42,074

	101,599	122,152

*	The changes in the inventory write-down provision are as follows:

	Year ended December 31
	2009	2008	2007
	$ in thousands
Balance at beginning of year	5,696	4,280	4,079
Additional provision made during the year		*3,348	4,821
Provision utilized upon disposal of inventories	(2,536)	(1,932)	(4,620)

Balance at end of year	3,160	5,696	4,280

*	Relates to restructuring costs—see Note 14e.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 4—PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets

Composition of assets, grouped by major classifications, is as follows:

	December 31
	2009	2008
	$ in thousands
Cost:
Machinery and equipment	33,741	35,508
Leasehold improvements	37,094	37,053
Land and buildings	9,439	9,518
Office furniture, equipment and computer equipment	33,501	31,198
Vehicles	540	512

	114,315	113,789
Less—accumulated depreciation and amortization	84,984	74,464

	29,331	39,325

b.	Depreciation and amortization

Depreciation and amortization expenses totaled $11,260,000, $10,028,000 and $7,894,000 in the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 5—INTANGIBLE ASSETS:

a.	Goodwill

(i)	Composition

Composition of goodwill and changes therein in the years ended December 31, 2009 and 2008 are as follows:

	Gross amount	Accumulated impairment losses	Net amount
	$ in thousands
Balance at January 1, 2008	41,237	(3,434)	37,803
Changes in year ended December 31, 2008:
Acquisition during the year	85,677		85,677
Write-down during the year		(110,403)	(110,403)
Currency translation differences	(330)		(330)

Balance at December 31, 2008	126,584	(113,837)	12,747
Changes in year ended December 31, 2009:
Earn-out payments (see (ii) below)	(2,070)	2,070	—
Currency translation differences	27		27

Balance at December 31, 2009	124,541	(111,767)	12,774

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(ii)	Annual Goodwill Impairment Test

As mentioned in Note 1i above, the Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test.

No impairment resulted from the annual goodwill impairment test conducted in September 2009.

Following the annual goodwill impairment test conducted in September 2008, it was determined that: (i) there was no impairment to the goodwill associated with the Company’s PCB and FPD reporting units; and (ii) the carrying value of the goodwill associated with the Company’s Medical Imaging reporting unit exceeded its fair value. As a result, goodwill in the amount of $17.0 million associated with the Company’s Medical Imaging reporting unit was written-off. Additionally, during 2008, in connection with its decision to phase out its activities in its assembled PCB business, the Company wrote-off the remaining $5.4 million of goodwill associated with that reporting unit.

Following the PDI Acquisition, the Company recorded goodwill in the amount of $85.7 million, all of which was allocated to the Production Solutions for the Electronics Industry segment. As a result of the decrease in the Company’s market capitalization in the latter part of 2008 and the global economic downturn that negatively affected capital expenditure in the electronics industry, the Company performed an additional goodwill impairment test at December 31, 2008. The Company concluded that all of the goodwill acquired in the PDI Acquisition, as well as goodwill in the amount of $2.3 million from a previous acquisition and allocated to that reporting unit, had been impaired, and it therefore recorded a charge in the amount of $88 million which eliminated all remaining FPD-related goodwill in the Production Solutions for the Electronics Industry segment.

Following the annual impairment test conducted in September 2007, the Company concluded that the goodwill associated with OMS acquired in 2005 had been impaired, and it wrote off $3.4 million of that goodwill which had been allocated to the Medical Imaging segment.

An adjustment of impairment of goodwill of $2.1 million was recorded in 2009, comprised of: (i) an earn-out amount of $3.3 million recorded in June 2009 representing additional consideration from the sale of Salvador by PDI as of the PDI Closing Date less: (ii) an earn-out amount of $1.2 million due to Cazit Technologies Ltd. (in voluntary liquidation) (formerly Imarad Imaging Systems Ltd.) by OMS in connection with the business acquired from it in 2005. These earn-out amounts were charged to earnings, rather than being recorded as adjustments to goodwill allocated to the respective acquisitions, since in both cases the respective goodwill amounts had been fully written off.

b.	Other intangible assets

The amortized balance of other intangible assets, mainly intellectual property, is composed as follows:

	December 31
	2009	2008
	$ in thousands
Original amount	156,193	156,193
Currency translation differences	1,240	1,112

	157,433	157,305
Less—accumulated amortization	75,917	55,730

	81,516	101,575

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amortization of other intangible assets totaled (including in-process research and development charges in 2008 and 2007) $20,187,000, $14,636,000 and $4,728,000 in the years ended December 31, 2009, 2008 and 2007, respectively.

During 2008, following a determination by the Company that the carrying value of the intellectual property of OMD exceeded its fair value, the Company wrote off $21.3 million of such intellectual property. During 2007, following a determination by the Company that the carrying value of the goodwill and intellectual property of OMS exceeded its fair value, the Company wrote off $1.3 million of intellectual property.

Estimated amortization expense for the years stated below is as follows:

$ in thousands
Year ending December 31:
2010	14,422
2011	12,532
2012	11,932
2013	11,539
2014-2019	31,091

81,516

NOTE 6—LONG-TERM BANK LOAN:

On July 22, 2008, in connection with the completion of the PDI Acquisition, the Company and IDB entered into a Financing Agreement (the “Financing Agreement”), pursuant to which the Company borrowed $160 million and obtained an additional $25 million credit facility. The Financing Agreement was amended by the Financing Agreement—First Amendment, entered into by the same parties and signed on February 22, 2009 (the “Financing Agreement First Amendment”); and both the Financing Agreement and the Financing Agreement First Amendment were subsequently replaced and superseded by the Amended Financing Agreement, entered into and signed by the same parties on December 21, 2009 (the “Amended Financing Agreement”). References in these financial statements to the “Loan Agreements” are intended to be to the Financing Agreement, as amended by the Financing Agreement First Amendment, both as replaced and superseded by the Amended Financing Agreement.

Pursuant to the Loan Agreements, a credit facility of up to $185 million is available to the Company including the $160 million already utilized to finance, in part, the PDI Acquisition. At December 31, 2009, $160 million of this amount was outstanding repayable over a five-year period in equal installments, ending on December 21, 2014. An amount of up to $25 million of the credit facility will remain available until December 31, 2010 for short-term borrowings only, at which time any such short-term borrowings must be repaid and such additional $25 million credit facility will terminate. The interest rate on $60 million of this debt is fixed at 4.88% and the interest rate on the remaining $100 million and the unused amount of the additional $25 million short-term credit facility is variable. The interest rate on that portion of the loan which bears variable interest under the Loan Agreements is based on IDB’s cost (which is determined with reference to the London Interbank Offered Rate (LIBOR)) plus a margin which is 2% for long-term borrowings and 1.5% for short-term borrowings. The actual interest rate on the outstanding variable rate debt at December 31, 2009 was 3.27%. The Loan Agreements include a commitment fee due quarterly in the amount of 0.3% per annum with respect to the unused amount of the additional $25 million short-term credit facility described above. The Company paid customary fees in connection with entering into the Loan Agreements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Loan Agreements contain provisions pursuant to which the Company has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without IDB’s consent. These covenants generally apply until the credit facility is repaid in full. The financial covenants require that the Company’s shareholders’ equity (defined according to the Company’s consolidated financial statements as including loans made by the shareholders to the Company that are subordinate to the bank financing after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) (i) for each quarter in 2009 and 2010 shall be no less than the greater of $250 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet, and (ii) for each quarter commencing from the consolidated balance sheet as of March 31, 2011 shall be no less than the greater of $300 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet.

The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year 2011 (with respect to the annual period ended December 31, 2011) and onwards shall be no less than $40 million. This covenant is to be tested annually by reference to the consolidated financial statements as of the end of each calendar year.

The financial covenants also require that the ratio between the Company’s Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five.

For these purposes, ‘EBITDA’ is defined as the cumulative amount of the Company’s operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company’s latest financial statements, before financial income (expenses) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets, write-downs and impairment charges of investments, tangible assets, goodwill, intellectual property and other intangible assets, inventory write-offs, compensation costs for equity awards, in-process research and development charges (not including current research and development expenses), charges due to changes in accounting principles and restructuring charges.

For these purposes ‘Financial Debt’ is defined as the Company’s liabilities, as provided in its consolidated financial statements, to banks, financial institutions, affiliates, financial leasing and/or through the issue of debt securities.

The Company has met the covenants required by the Loan Agreements at December 31, 2009.

In addition, commencing January 1, 2010, the Company became required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges or pledges (other than in favor of IDB) in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined in accordance with the Company’s consolidated balance sheet. This provision does not apply to the additional $25 million short-term credit facility described above.

As part of the Loan Agreements, the Company created a floating charge on all of its assets and a fixed charge on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts dure to IDB under the Loan Agreements. These charges will remain in place as security for the repayment of amounts under the Loan Agreements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 7—LIABILITY	FOR EMPLOYEE RIGHTS UPON RETIREMENT

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

Severance pay expenses were $6,515,000, $7,954,000 and $5,804,000 in the years ended December 31, 2009, 2008 and 2007, respectively. Defined contribution plan expenses were $3,758,000, $5,285,000 and $5,120,000 in the years ended December 31, 2009, 2008 and 2007, respectively. The Company expects severance pay contributions in 2010 to be approximately $5 million.

NOTE 8—COMMITMENTS, CONTINGENT LIABILITY AND RESTRICTION PLACED IN RESPECT OF LIABILITIES:

a.	Lease commitments:

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. The lease agreements for these premises expire on various dates between 2010 and 2016.

Minimum lease commitments of the Company and its subsidiaries under the above and other operating leases, at rates in effect on December 31, 2009, were as follows:

$ in thousands
Year ending December 31:
2010	9,983
2011	7,247
2012	5,839
2013	4,729
2014	4,574
2015-2016	7,243

39,615

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The rental payments for the premises in Israel, which constitute approximately half of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the “Israeli CPI”).

Rental expenses totaled $10,929,000, $8,849,000 and $6,555,000 in the years ended December 31, 2009, 2008 and 2007, respectively.

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

(ii)	Litigation:

(a)	In July 2005, a complaint was filed against the Company in the district court of Tel Aviv by a competitor and its principal shareholder claiming $4 million in damages (the “Complaint”). In May 2004, the Company had filed a patent infringement suit against this competitor in the district court of Nazareth, in connection with which that court had issued a temporary injunction, also in May 2004, against this competitor. The Complaint asserts that that injunction interfered with, and ultimately frustrated, the process of a public offering in which the competitor was engaged and in which the competitor’s principal shareholder proposed to sell shares of the competitor, and that they suffered damages as a result. The Company’s management believes that the Complaint is without merit. No provision has been made in respect of this claim in these financial statements.

(b)	On November 4, 2008, GE Healthcare, a unit of General Electric Company (“GE”) filed a complaint against the Company claiming breach of contract and requesting specific performance, injunctive relief, declaratory relief and damages. GE also filed a motion for a preliminary injunction. The dispute originally at issue in that matter related to GE’s claim that OMS, a wholly-owned subsidiary of the Company, had an obligation to supply GE Medical Systems Israel Ltd. (“GEMSI”) with 850 cadmium zinc telluride (“CZT”) modules. The suit was originally filed in the United States District Court for the Central District of California and was transferred to the United States District Court for the Eastern District of Wisconsin (the “Wisconsin Court”).

On June 18, 2009, GE amended its complaint to include, among other things, a claim for damages in an unspecified amount related to an assertion that OMS was obligated to supply GEMSI with CZT modules at a specified price per module pursuant to the terms of an agreement between the Company and GEMSI from December 2004 (which agreement was assigned to OMS and expired in December 2007) (the “2004 Agreement”).

Further to its decision from July 2, 2009, the Wisconsin Court issued a Decision and Order dated September 23, 2009 dismissing the complaint on the grounds of forum non conveniens. In dismissing the action, the Wisconsin Court ruled that the weight of both public and private factors support resolution of the action in the Israeli courts and the dismissal was subject to Orbotech’s acceptance of certain conditions set by the Wisconsin Court designed to ensure the adequacy of the Israeli forum. Orbotech accepted all the aforesaid conditions.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Further to the July 2009 decision and the September 2009 decision and order of the Wisconsin Court dismissing on inconvenient forum grounds the claim by GE against the Company, GE and GEMSI filed a complaint against the Company and OMS in the District Court in the Central District in Israel. The complaint relates to certain of the matters that were at issue in the claim previously filed by GE in the Wisconsin Court and in a dispute previously requested to be referred to arbitration in Israel (as described below). The plaintiffs request mandatory and other injunctive relief as well as damages. The plaintiffs claim potential damages in excess of $50,000,000 but, for the purposes of the filing fee, have set the monetary amount of their claim at $17,360,000. The Company believes that it and OMS have good defenses in response to the claims made in the complaint and intend to defend themselves vigorously in the litigation. No provision has been made in respect of this claim in these financial statements.

On December 4, 2008 (prior to amendment of GE’s complaint in the Wisconsin Court and the filing of the complaint in the District Court in Israel) GE and GEMSI had notified the Company that they were referring a dispute with the Company and OMS to arbitration in Israel in accordance with the terms of the 2004 Agreement. The dispute relates to certain of the claims included in GE’s amended complaint filed in June 2009 as well as the complaint filed in Israel, as described above. An arbitrator was selected but was not appointed and the Company and OMS did not receive a statement of claim. It is unclear if and how this arbitration will be pursued following filing of the complaint in the Israeli court. No provision has been made in respect of this claim in these financial statements.

(c)	On October 1, 2008, YieldBoost Technologies, Inc. (“YieldBoost”) filed a complaint against PDI in the United States District Court for the Northern District of California, Case No. 08-cv-4578. YieldBoost alleged in its complaint that PDI infringed United States Patent Nos. 7,042,244 (the “244 Patent”) and 7,053,645 (the “645 Patent”). The 244 Patent is titled ‘Method of Detecting Defects in TFT-Arrays and a TFT-Array Testing System Incorporating the Same.’ The 645 Patent is titled ‘System and Method for Detecting Defects in a Thin-Film-Transistor Array’. YieldBoost alleged that the ArrayChecker manufactured and sold by PDI embodied at least one claim of the ‘244 Patent and at least one claim of the 645 Patent. YieldBoost’s complaint sought damages and costs caused by PDI’s alleged infringement of the 244 patent and the 645 patent, including treble damages, pre-judgment and post-judgment interest, and attorneys’ fees.

While YieldBoost’s complaint was filed with the court, the complaint was not served on PDI. YieldBoost filed a notice of dismissal without prejudice on December 22, 2008.

On August 20, 2009, YieldBoost filed a new complaint entitled YieldBoost Technologies, Inc. v. Photon Dynamics and Orbotech, Inc., Civil Case No. 09-cv-3838, alleging that both PDI and Orbotech, Inc. infringed the ‘645 patent. YieldBoost alleged that the ArrayChecker manufactured and sold by both PDI and Orbotech, Inc. embodied at least one claim of the ‘645 patent. The complaint seeks unspecified damages. The parties have engaged in limited settlement discussions since the filing of this new complaint, which have not been successful.

The Company believes that PDI and Orbotech, Inc. have legitimate defenses to the claims asserted against them in the above action and intends to defend the matter vigorously.

Should developments in any of the above legal matters cause a change in the Company’s view about its defenses and settlement strategies, this may result in the need to recognize a material accrual, or should any of the above litigation matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on the Company’s results of operations, cash flows and financial

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

position in the period or periods in which such change in determination, judgment or settlement occurs, and potentially in future periods.

From time to time, the Company is involved in other claims and legal and administrative proceedings that arise in the ordinary course of business. Based on currently available information, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company’s view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company’s financial position and results of operations for the period in which it occurs, and potentially in future periods.

c.	Restriction placed in respect of liabilities

For certain information concerning fixed and floating charges on certain of the Company’s assets, see Note 6.

NOTE 9—SHAREHOLDERS’ EQUITY:

a.	Issued and outstanding shares; trading market

At December 31, 2009, a total of 34,759,460 Ordinary Shares were issued and outstanding. This does not include a total of 1,986,043 Ordinary Shares held by the Company at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

The Ordinary Shares are traded in the United States on the Nasdaq Global Select Market under the symbol ORBK.

b.	Equity remuneration plans:

(i)	Description of plans

The Company, through its board of directors (the “Board of Directors”) and, subject to Israeli companies law, the remuneration committee of the Board of Directors (the “Remuneration Committee”), currently administers the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), which was adopted with Orbotech shareholder approval; as well as a number of equity remuneration plans which were adopted or assumed by PDI prior to the PDI Closing Date and assumed by the Company on the PDI Closing Date in connection with the PDI Acquisition. These plans are discussed in further detail below.

In addition until June 2005, the Company administered the 1995 Incentive Stock Plan for Key Employees of Orbotech Ltd.’s Subsidiaries (As Amended, 1997, 1998, 1999, 2000, 2001, 2003) (the “1995 Plan”), which had served as the vehicle for the grant of equity awards to employees of the Company’s non-Israeli subsidiaries (“Foreign Subsidiaries”).

(A)	The 2000 Plan

The 2000 Plan was initially adopted to provide incentives to employees, officers, directors and/or consultants of the Company and certain other related Israeli entities by providing them with the opportunity to purchase shares of the Company. In June 2005, as part of a broad review of the

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s long-term incentive equity compensation programs, the Board of Directors resolved, and the shareholders of the Company subsequently ratified and approved, to merge the 1995 Plan into the 2000 Plan, and to amend and restate the 2000 Plan so as to create one unified plan allowing for the granting of equity awards (consisting of stock options and restricted shares, i.e., shares allotted to, or for the benefit of, a grantee for nominal consideration subject to specified limitations as to their transferability) to directors, officers, employees and consultants of the Company, related entities in Israel (“Related Companies”) and the Foreign Subsidiaries.

As a result, the 2000 Plan has become the sole vehicle for all new equity awards to directors, officers, employees and consultants of the Company, Related Companies and Foreign Subsidiaries. Equity awards under the 2000 Plan are issuable in the form of restricted shares, or as options either within or outside the context of Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), in the form of incentive stock options that comply with United States tax law or ‘nonqualified’ stock options, or otherwise. The 2000 Plan is, subject to Israeli Companies Law, administered by the Remuneration Committee, and will expire on June 4, 2015, except as to equity awards outstanding on that date.

At December 31, 2009, under the 2000 Plan, options to purchase a total of 4,093,187 Ordinary Shares (1,262,335 of which had vested) remained outstanding, a total of 364,428 restricted shares that had been granted (161,386 of which had vested) remained beneficially held by the grantees, and 650,398 Ordinary Shares remained available for future equity awards.

(B)	PDI equity remuneration plans

On the PDI Closing Date, the Company assumed all of the equity remuneration plans which had previously been adopted or assumed by PDI and under which equity awards were outstanding immediately prior to the PDI Closing Date (collectively, the “PDI Equity Remuneration Plans”). In addition to stock options, certain of the PDI Equity Remuneration Plans included an equity award vehicle known as a restricted stock unit (an “RSU”). An RSU is an equity award valued in terms of company stock; however, company stock is not issued at the time of the grant. After the grantee satisfies the vesting requirement, the awarding company distributes shares, or the cash equivalent of the number of shares used to value the unit.

At December 31, 2009, under the PDI Equity Remuneration Plans collectively, options to purchase a total of 697,382 Ordinary Shares (564,288 of which had vested), and RSUs with respect to an aggregate of 445,366 Ordinary Shares, remained outstanding.

(ii) General

The exercise price of options awarded under the 2000 Plan may not be less than 100% of the fair market value of the Ordinary Shares on the date of grant. Generally, awards under the Company’s equity remuneration plans (other than: (i) awards to directors; and (ii) awards under the PDI Equity Remuneration Plans) vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Options awarded after June 2005 generally expire seven years from the date of grant, the maximum period under the 2000 Plan. Certain options awarded prior to that date expire between five to ten years from the date of grant (as was permitted under the applicable plans pursuant to which such awards were made). Upon resignation by a grantee, options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services. In any other case in which a grantee ceases to be an employee of, or consultant to, the Company

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e.g., dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Ordinary Shares subject to equity awards granted under either: (i) the 1995 Plan prior to its merger into the 2000 Plan in June 2005; or (ii) the 2000 Plan, become available for future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards. Ordinary Shares issued upon the exercise of options, and restricted shares (other than certain limitations on their transferability), have the same rights as other Ordinary Shares, immediately upon allotment.

Unless otherwise stated, all data presented in these financial statements with respect to equity awards under the 2000 Plan have been adjusted to reflect the merger of the 1995 Plan with and into 2000 Plan.

Stock options under the PDI Equity Remuneration Plans generally vest over a 48-60 month period, in monthly installments after an initial ‘cliff’ vesting event six months from the grant date and expire either seven or ten years from the grant date. RSUs under the PDI Equity Remuneration Plans generally vest in equal annual installments over two, three or four year periods from the grant date. Equity awards (including both options and RSUs) under the PDI Equity Remuneration Plans usually expire upon termination of the grantee’s continuous service; however, in most cases optionees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options to the extent that they had vested on the date of termination of continuous service.

Certain equity awards held by certain officers of the Company are subject to immediate vesting in the event of death or a change in control of the Company.

(iii)	Taxation

As a result of an election made by the Company under Section 102 of the Tax Ordinance, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to employees as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee.

(iv)	Contractual obligations

In order to satisfy its equity award-related contractual obligations upon the exercise of options or the vesting of RSUs, the Company generally issues new Ordinary Shares out of the authorized (registered) share capital of the Company. The Company has not in the past repurchased Ordinary Shares to satisfy such contractual obligations.

(v)	Equity awards data

(A)	Overview

At December 31, 2009, under all of the Company’s equity remuneration plans (including those assumed by it in connection with the PDI Acquisition), equity awards (comprised of stock options, restricted shares and RSUs) with respect to a total of 5,600,363 Ordinary Shares were outstanding (of which 1,988,009 had vested) and 650,398 Ordinary Shares remained available for future equity awards.

The compensation cost charged against income for the Company’s equity remuneration plans during 2009, 2008 and 2007 was $6.4 million, $5.3 million and $4.5 million, respectively, without any reduction in income taxes.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The fair value of each restricted share or RSU awarded is determined based on the market price of the Ordinary Shares on the date of the award.

(C)	Employee equity awards:

1.	Options

	Year ended December 31, 2009
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	4,996,764	14.55
Change during year
Granted (1)	1,079,307	7.80
Redesignated (2)	(2,000)	11.84
Exercised	(215,186)	6.45
Forfeited or expired	(1,144,066)	15.46

Outstanding at end of year	4,714,819	13.15	4.71	7,425

Exercisable at end of year	1,786,898	19.42	3.01	859

(1)	Including options to purchase a total of 77,107 Ordinary Shares awarded to directors of the Company, at an exercise price of $7.21 per share.
(2)	Pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (or vice versa).

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate intrinsic value represents the total pretax capital gain that would have been received by the holders of all ‘in-the-money’ options had they all exercised such options and sold the underlying shares at the Company’s closing share price on December 31, 2009 (which was $9.34).

The weighted average grant date fair value of employee options granted or assumed during the years ended December 31, 2009, 2008 and 2007 was $2.61, $2.40 and $6.58, respectively. The total intrinsic value of employee options exercised during the years ended December 31, 2009, 2008 and 2007 was $0.4 million, $0.5 million and $2.6 million, respectively.

2.	Restricted shares

	Year ended December 31, 2009
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	221,788	14.91
Changes during year
Awarded (1)	64,347	9.70
Vested	(83,722)	16.73
Forfeited	(2,121)	9.69

Non-vested at end of year	200,292	12.55

(1)	Including a total of 14,847 restricted shares awarded to directors of the Company.

The total fair value of employee restricted shares vested during the years ended December 31, 2009, 2008 and 2007 was $0.8 million, $1.8 million and $0.5 million, respectively.

3.	RSUs

	Year ended December 31, 2009
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	880,252	7.75
Changes during year
Released	(372,952)	7.75
Forfeited	(61,934)	7.75

Outstanding at end of year	445,366	7.75

The total intrinsic value of employee RSUs released during the years ended December 31, 2009 and 2008, was $1.96 million and $1.95 million, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Black-Scholes data

In calculating the fair value of options granted to employees under share-based remuneration arrangements during 2009, 2008 and 2007, the Company used the following assumptions: dividend yield of: 0% in each year; expected volatility of: 2009—37%, 2008—33% and 2007— 29%; risk-free interest rate of: 2009—1.5%, 2008—2.0% and 2007—4.25; and expected life of: 2009—4.5 years, 2008—4.5 years and 2007—4 years.

5.	Unrecognized compensation expense

At December 31, 2009, there was $4.5 million of total unrecognized compensation cost related to non-vested employee options, $1.3 million of total unrecognized compensation cost related to non-vested employee restricted shares and $1.1 million of total unrecognized compensation cost related to non-vested RSUs, granted under the Company’s equity remuneration plans. That cost is generally expected to be recognized over a period of four years.

(D)	Non-employee equity awards:

1.	Options

	Year ended December 31, 2009
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	400,054	14.28
Changes during year
Granted	5,000	10.50
Redesignated (1)	2,000	11.84
Exercised	(2,321)	9.09
Forfeited or expired	(328,983)	13.09

Outstanding at end of year	75,750	19.26	4.04	74

Exercisable at end of year	39,725	27.24	2.60	—

(1)	Pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (or vice versa).

The weighted average grant date fair value of non-employee options granted or assumed during the years ended December 31, 2009, 2008 and 2007 was $3.57, $1.23 and $6.60, respectively. The total intrinsic value of non-employee options exercised during the years ended December 31, 2009, 2008 and 2007 was $1,000, $14,000 and $0.1 million, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Restricted shares

	Year ended December 31, 2009
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	4,687	18.21
Changes during year
Awarded	—	N/A
Vested	(1,937)	23.26

Non-vested at end of year	2,750	14.59

The total fair value of non-employee restricted shares vested during the year ended December 31, 2009 was $19,000.

3.	Black-Scholes data

In calculating the fair value of options granted to employees under share-based remuneration arrangements during 2009, 2008 and 2007, the Company used the following assumptions: dividend yield of: 0% in each year; expected volatility of: 2009—39%, 2008—35% and 2007—29%; risk-free interest rate of: 2009—1.5%, 2008—1.5% and 2007—3.1%; and expected life of: 2009—4.5 years, 2008—4.5 years and 2007—4 years.

4.	Unrecognized compensation expense

At December 31, 2009, there was no material unrecognized compensation cost related to non-vested non-employee options and non-employee restricted shares.

c.	Dividends

The distribution of cash dividends out of all the retained earnings of the Company (approximately $193 million as of December 31, 2009) would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income derived from approved enterprises is tax exempt for a period of two years out of the ten-year period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining eight years of benefits is taxable at the rate of 10%-25%. The period of benefits relating to the approved enterprises expires in the years 2010 through 2016.

The tax benefits in respect of part of the production facilities of the Company have expired.

In the event of distribution of cash dividends from income which was tax exempt as above, the Company would have to pay the 10%-25% tax in respect of the amount distributed. The amount distributed for this purpose includes the amount of the tax that applies as a result of the distribution (see f. below and Note 9c).

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

Since January 1, 2007, the Company has measured its tax liability in NIS (rather than Dollars, as it is entitled to elect to do under Israeli tax laws). Owing to an election previously made by it, the Company is precluded from measuring its tax liability in Dollars during the years 2008—2010, and will therefore measure its tax liability for those years in NIS. The Company’s Israeli subsidiaries have elected to measure their results for tax purposes on the basis of the changes in the Israeli CPI, and continue to do so. Under the Israel Income Tax Law (Inflationary Adjustments) (Amendment No. 20), 2008 (the “Amendment”), the provisions of the Adjustments Law will no longer apply to the Company from the 2008 tax year and thereafter. The Amendment includes transition provisions regarding the repeal of the Adjustments Law, which have applied to the Company through the end of the 2007 calendar year.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As explained in Note 1a(iii), the functional currency of the Company is the Dollar, and the Company’s financial statements are measured in Dollars. The difference between the changes in the Israeli CPI and in the exchange rate of the Dollar relative to Israeli currency, both on annual and cumulative bases, creates a difference between taxable income and income presented in these financial statements.

Applicable financial accounting rules prohibit the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from the local currency into Dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the abovementioned differences were not reflected in the computation of deferred tax assets and liabilities.

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

Income not eligible for benefits under the Approved Enterprise Law mentioned in a. above is taxed at the regular corporate tax rate. In July 2004 and August 2005, amendments to the Tax Ordinance were enacted so as to effect a gradual reduction in the corporate tax rate from 36% to 25%. As a result of those amendments the corporate tax rates for 2007 and thereafter are as follows: 2007—29%, 2008—27%, 2009—26% and 2010—25%.

On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for 2009 and 2010), 2009 became effective, stipulating, among other things, an additional gradual decrease in tax rates in 2011 and thereafter, as follows: 2011—24%, 2012—23%, 2013—22%, 2014—21%, 2015—20% and 2016 and thereafter—18%.

(ii)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence.

e.	Carryforward tax losses

Carryforward tax losses totaled $205 million at December 31, 2009. These are comprised of: $122 million, most of which will expire in the years 2022 to 2028 and are subject to an annual utilization limitation of $12 million; and $83 million which have no expiration date.

Carryforward capital losses for tax purposes totaled approximately $15 million at December 31, 2009. Such losses have no expiration date.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

f.	Deferred income taxes:

Provided in respect of the following:

	December 31
	2009	2008
	$ in thousands
Provision for vacation pay	656	895
Accrued severance pay	2,699	2,604
Carryforward tax losses	52,553	62,705
Research and development costs	3,938	5,268
Taxes on undistributed income of Israeli subsidiary	(4,021)	(4,021)
Intangible assets	(31,320)	(38,876)
Other	1,233	1,027

	25,738	29,602
Less—valuation allowance*	13,200	17,595

	12,538	12,007

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2009	2008	2007
	$ in thousands
Balance at beginning of year	17,595	14,638	6,703
Additions (reductions) during the year	(4,395)	1,749	1,329
Addition upon acquisitions		1,208	1,966
Other changes			4,640

Balance at end of year	13,200	17,595	14,638

Deferred taxes are included in the balance sheets as follows:

	December 31
	2009	2008
	$ in thousands
Assets
Among current assets	4,384	5,222
Among non-current assets	10,164	8,795

	*14,548	*14,017

Liabilities
Among non-current liabilities	2,010	2,010

	12,538	12,007

*	Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The deferred taxes are computed for the Company and its Israeli subsidiaries at an average tax rate of 10%. For non-Israeli subsidiaries, the deferred taxes are computed at applicable tax rates, ranging from 15% to 40%.

As stated in a. above, part of the Company’s income is tax-exempt due to the approved enterprise status granted to most of the Company’s production facilities. The Company has decided to permanently reinvest the amount of the tax-exempt income and not to distribute such income as cash dividends. Accordingly, no deferred income taxes have been provided in respect of such tax-exempt income.

The amount of tax that would have been payable had such exempt income earned through December 31, 2009 been distributed as dividends is approximately $34 million.

g.	Taxes on income included in the income statements:

As follows:

	Year ended December 31
	2009	2008	2007
	$ in thousands
Current:
Israeli	(2,510)	500	835
Non-Israeli	2,630	4,799	1,552

	120	5,299	2,387

Deferred:
Israeli	(1,516)	(4,554)	(753)
Non-Israeli	985	(6,484)	646

	(531)	(11,038)	(107)

Total income taxes expense (benefit)	(411)	(5,739)	2,280

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax expense:

	Year ended December 31
	2009	2008	2007
	$ in thousands
Income (loss) before taxes on income*	(20,167)	(140,812)	4,446

Theoretical tax expense (benefit) on the above amount	(5,243)	(38,019)	1,289
Less—tax benefits arising from approved enterprises	2,777	8,132	(800)

	(2,466)	(29,887)	489
Increase (decrease) in taxes resulting from:
Different tax rates applicable to non-Israeli subsidiaries	1,082	(9,463)	(782)
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes—net	4,710	32,215	1,000
Other	658	(353)	244
Net change in valuation allowance	(4,395)	1,749	1,329

Actual tax expense (benefit)	(411)	(5,739)	2,280

* As follows:
Taxable in Israel	(56,200)	(97,165)	(14,379)
Taxable outside Israel	36,033	(43,647)	18,825

	(20,167)	(140,812)	4,446

h.	Tax assessments

The Company files income tax returns in multiple jurisdictions having varying statutes of limitations. For the various tax years from 2004 through 2008, the Company and most of its subsidiaries have either received final tax assessments or the applicable statute of limitations rules have become effective. Open tax years in the following major jurisdictions are: Israel and Hong Kong—2005 and onwards; United States and Japan—2008 and onwards.

i.	Uncertain tax positions:

As of January 1, 2007, upon adoption of the accounting guidelines for uncertain tax positions (as described in Note 1o(ii) above), the Company recognized an additional liability for unrecognized tax benefits in the amount of $896,000. This was accounted for as a cumulative effect of a change in accounting principle that is reflected in the financial statements as a decrease in the balance of retained earnings as of January 1, 2007. This amount increased a previously provided liability for unrecognized tax benefits, in the amount of $9.3 million, to a total of $10.2 million,

In the years ended December 31, 2009, 2008 and 2007, the Company recorded interest and penalties expenses (income) for uncertain tax positions in the amounts of $(0.2) million, $0.2 million and $1.1 million, respectively. As of December 31, 2009 and 2008, the amounts of interest accrued on the balance sheet related to unrecognized tax benefits were approximately $1.1 million and $1.3 million, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following is a roll-forward of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ending on December 31, 2009, 2008 and 2007 (not including interest or penalties):

	Year ended December 31
	2009	2008	2007
	$ in thousands
Balance at beginning of year	12,892	10,285	9,250
Increases in unrecognized tax benefits as a result of tax positions taken during current period	1,355	3,500	1,035
Decreases in unrecognized tax benefits as a result of tax positions taken during a prior period, net	(623)
Decreases in unrecognized tax benefits as a result of statute of limitations expirations and tax audits	(385)	(893)

Balance at end of year	13,239	12,892	10,285

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

As stated in Note 1q, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2009 were as follows:

$ in millions
Forward exchange contracts for conversion of:
Euros into Dollars	7.9

Japanese Yen into Dollars	56.3

Dollars into NIS	27.9

Korean Won into Dollars	11.0

Taiwan Dollars into Dollars	7.5

Chinese RMB into Dollars	11.0

The terms of all of these currency derivatives are less than one year.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes activity in other comprehensive income (loss) related to derivatives classified as cash flow hedges held by the Company during the reported years:

	Year ended December 31
	2009	2008	2007
	$ in thousands
Balance at beginning of year	(5,799)	941
Gains (losses) from derivatives charged to other comprehensive income (loss) during the year	4,701	(3,026)	1,520
Reclassifications into earnings from other comprehensive income (loss)	3,735	(3,694)	(576)
Tax effect	20	(20)	(3)

Balance at end of year	2,657	(5,799)	941

c.	Fair value of financial instruments

The fair value of financial instruments included in working capital and in non-current liabilities is usually close or identical to their carrying amounts. The fair value of long-term liabilities also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

The fair value of derivatives as of December 31, 2009 constituted an asset and a liability of approximately $3,059,000 and $136,000, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009 and 2008, consistent with the fair value hierarchy provisions of the applicable accounting rules:

	Fair value measurements at reporting date using
	Level 1	Level 2	Level 3	Total
	$ in thousands
December 31, 2009:
Assets:
Marketable securities	189			189

Auction-rate securities			9,780	9,780

Derivative assets		3,059		3,059

Liabilities -
Derivative liabilities		136		136

December 31, 2008:
Marketable securities	175			175

Auction-rate securities			19,241	19,241

Derivative assets		2,333		2,333

Liabilities -
Derivative liabilities		6,036		6,036

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

2.	Level 2—Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly. Derivates, as described in b. above, are of value primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

3.	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company’s auction-rate securities, which have experienced a lack of liquidity and therefore do not have an active market of observable prices, are measured at fair value, which is determined using a valuation model. The valuation model relies on Level 3 inputs including, among others things: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect the uncertainty of current market conditions; (iii) consideration of the probabilities of default, auction failure or repurchase at par for each period; (iv) assessments of counterparty credit quality; (v) estimates of recovery rates in the event of default for each security; and (vi) overall capital market liquidity. These estimated fair values are subject to uncertainties that are difficult to predict; therefore, such auction-rate securities have been classified as Level 3 fair value hierarchy.

The following table summarizes the activity for those financial assets (auction rate securities) where fair value measurements are classified as Level 3:

	2009	2008
	$ in thousands
Balance at January 1	19,241	—
Change from Level 1 to Level 3 due to lack of active market		33,108
Amount realized	(9,684)	(12,000)
Acquisition of PDI		986
Net change in fair value:
Recorded as financial expenses	(2,945)	(559)
Recorded as other comprehensive income (loss)	3,168	(2,294)

Balance at December 31	9,780	19,241

The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date. The fair value of derivative instruments is presented below:

1.	Asset derivatives, comprising foreign exchange contracts, designated as hedging instruments. These are reported under other accounts receivable, and the fair value amounted to $2.7 million and $1.4 million at December 31, 2009 and December 31, 2008, respectively.

2.	Asset derivatives, comprising foreign exchange contracts, not designated as hedging instruments. These are reported under other accounts receivable, and the fair value amounted to $0.4 million and $0.9 million at December 31, 2009 and December 31, 2008, respectively.

3.	Liability derivatives, comprising foreign exchange contracts, designated as hedging instruments. These are reported under other accounts payable, and the fair value amounted to $0.1 million and $5.8 million at December 31, 2009 and December 31, 2008, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Liability derivatives, comprising foreign exchange contracts, not designated as hedging instruments. These are reported under other accounts payable, and the fair value amounted to $0.1 million and $0.2 million at December 31, 2009 and December 31, 2008, respectively.

NOTE 12—MONETARY BALANCES IN NON-DOLLAR CURRENCIES:

	December 31, 2009
	Israeli currency(a)		Other non-Dollar currencies
	Unlinked	Linked(b)
	$ in thousands
Assets—current	4,531	2,688	111,368

Liabilities—current	12,014		30,624

(a)	The above does not include balances in Israeli currency linked to the Dollar.
(b)	To the Israeli CPI.

NOTE 13—SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

Substantially all of the Company’s cash and cash equivalents bear interest. The annual interest rates as of December 31, 2009 ranged between 0.01% and 1.25%.

b.	Marketable securities:

(i)	Held-to-maturity securities:

At December 31, 2009, the Company has no held-to-maturity securities. At December 31, 2008 the Company held certain quoted non-Israeli corporate debentures as held-to-maturity securities. These securities’ amortized cost basis and aggregate fair value totaled $145,000.

(ii)	Available-for-sale securities:

	Amortized cost	Aggregate fair value	Gains in other comprehensive income	Losses in other comprehensive income
	$ in thousands
December 31, 2009:
Quoted non Israeli corporate securities	189	189
Auction-rate securities	10,353	9,780	738	1,311

	10,542	9,969	738	1,311

December 31, 2008:
Quoted Israeli corporate securities	175	175
Auction-rate securities	21,535	19,241		2,294

	21,710	19,416		2,294

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

It is expected that the debt securities would not be settled at a price less than the amortized cost of the investment. In 2009, following the amendment of the applicable accounting guidelines, the Company re-classified $1.4 million which related to credit losses from retained earnings to other comprehensive income. During 2009, the Company also recorded $2.7 million for credit losses, mainly in the first quarter prior to the adoption of the new accounting guidance described in Note 1f.

In 2008, the Company concluded that an amount of $0.9 million of its marketable securities was other-than-temporarily impaired, and wrote down its marketable securities in that amount. Other than the securities written-down, because the Company has the capability, and intends to hold these investments until a recovery of fair value, which may be maturity, it did not consider any other investment in these debentures to be other-than-temporarily impaired at December 31, 2008.

In 2007, the Company concluded that an amount of $0.5 million of its marketable securities was other-than-temporarily impaired, and wrote down its marketable securities in that amount.

(iii)	Composition of marketable securities

The marketable securities are presented in the balance sheets as follows:

	December 31
	2009	2008
	$ in thousands
Among current assets:
Held-to-maturity securities		145
Available-for-sale securities		175

		320
* As long-term investments:
Available-for-sale securities	9,969	19,241

	9,969	19,561

* The above securities mature in 2014 and beyond

c.	Accounts receivable:

	December 31
	2009	2008
	$ in thousands
(i) Trade—net of allowance for doubtful accounts	9,195	7,596

(ii) Other:
Employees	1,389	1,297
Prepaid expenses	7,475	9,612
Deposits in respect of rent and other	5,836	5,863
Israeli Government departments and agencies (mainly value added tax refundable)	1,913	1,619
Advance payments to suppliers	5,111	3,204
Derivative assets	3,059	2,333
Sundry	2,878	3,178

	27,661	27,106

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

d.	Accounts payable and accruals:

	December 31
	2009	2008
	$ in thousands
(i) Deferred income:
Deferred revenue relating to warranty commitments(*)	17,005	17,433
Deferred service revenue	331	5,040

	17,336	22,473

*	The changes in deferred revenues relating to warranty commitments:

	Year ended December 31
	2009	2008	2007
	$ in thousands
Balance at beginning of year	17,433	15,445	19,722
Revenue recognized during the year	(16,614)	(19,174)	(22,081)
Additions upon acquisition of PDI		6,106
Deferred revenue relating to new sales	16,186	15,056	17,804

Balance at end of year	17,005	17,433	15,445

	December 31
	2009	2008
	$ in thousands
(ii) Other:
Employees and employee institutions	15,949	16,674
Government departments and agencies	5,823	380
Accrued warranty	1,018	5,088
Derivative liabilities	136	6,036
Accrued expenses	26,769	27,313
Sundry	1,980	937

	51,675	56,428

NOTE 14—SELECTED STATEMENT OF OPERATIONS DATA:

a.	Segment and geographical information:

(i)	Operating segments:

(A)	General

The Company’s reportable segments are as follows:

1.

Production Solutions for the Electronics Industry—this comprises the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. The Company’s products for the electronics industry are primarily AOI, production and process control systems for PCBs and AOI, test and repair systems for FPDs. The Company also markets CAM and engineering solutions for PCB production. In view of their overall inter-dependence and the similarity of their long-term economic characteristics, products and

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

services, production processes, classes of customers and methods of distribution, all these operations have been aggregated for the purpose of segment reporting.

2.	Recognition Software—this comprises the development and marketing of automatic check reading and check fraud detection products to banks and other financial institutions by Orbograph.

3.	Medical Imaging—this comprises the development, manufacture and sale of gamma cameras by OMD and the research, development and sale of solid state CZT gamma radiation detectors for nuclear imaging applications by OMS.

(B)	Information on revenues and assets of the reportable segments:

1.	Measurement of revenues and assets of the operating segments:

The measurement of revenues and assets of the reportable segments is based on the same accounting principles applied in these financial statements.

Segment income or loss reflects the income or loss from operations of the segment and does not include financial income (expenses)—net, taxes on income, share in losses of an associated company, minority share in profits and write-down of long-term investments since those items are not allocated to the segments.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.	Financial data relating to reportable segments:

	Production solutions for the electronics industry	Recognition software	Medical imaging	Total
	$ in thousands
Year ended December 31, 2009:
Revenues from unaffiliated customers:
Sales of products	244,137	7,774	16,114	268,025
Services rendered	101,195	6,304	2,076	109,575

Total revenues	345,332	14,078	18,190	377,600

Operating income (loss)	(9,165)	3,571	(3,596)	(9,190)

Assets (at end of year)	565,187	9,569	16,429	591,185

Expenditures for segment assets	3,599	71	229	3,899

Depreciation and amortization	29,849	128	1,470	31,447

Year ended December 31, 2008:
Revenues from unaffiliated customers:
Sales of products	293,796	9,669	19,560	323,025
Services rendered	98,826	5,659	2,036	106,521

Total revenues	392,622	15,328	21,596	429,546

Operating income (loss)	(100,845)	3,560	(42,203)	(139,488)

Assets (at end of year)	583,993	19,228	17,594	620,815

Expenditures for segment assets	*214,722	163	1,016	215,901

Depreciation and amortization**	20,992	219	3,453	24,664

Year ended December 31, 2007:
Revenues from unaffiliated customers:
Sales of products	244,942	11,715	9,884	266,541
Services rendered	87,862	5,008	1,251	94,121

Total revenues	332,804	16,723	11,135	360,662

Operating income (loss)	8,914	4,555	(13,133)	336

Assets (at end of year)	494,151	14,858	58,222	567,231

Expenditures for segment assets	15,860	227	41,496	57,583

Depreciation and amortization**	8,028	219	4,375	12,622

*	Includes assets acquired in connection with the PDI Acquisition.
**	Includes in-process research and development charges.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.	Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31
	2009	2008	2007
	$ in thousands
Total assets of reportable segments at end of year	591,185	620,815	567,231
Assets not allocated to segments	14,577	14,046	5,940

Consolidated assets at end of year	605,762	634,861	573,171

(ii)	Geographical information:

Revenues—classified by geographical area (based on the location of customers):
Sales of products:
North America (mainly the United States)	26,356	47,609	47,568
Europe	9,794	26,652	31,828
Japan	58,181	25,175	28,581
Taiwan	68,632	44,365	37,456
China	46,480	62,770	83,287
Korea	52,591	107,544	30,609
Other Far Eastern countries	2,139	4,596	4,802
Other	3,852	4,314	2,410

Total sales of products	268,025	323,025	266,541

Services rendered:
North America (mainly the United States)	19,795	20,258	18,154
Europe	9,966	12,458	10,400
Japan	15,627	13,709	11,449
Taiwan	18,514	17,805	13,244
China	24,555	26,678	32,694
Korea	18,301	11,320	4,583
Other Far Eastern countries	2,586	3,900	2,921
Other	231	393	676

Total services rendered	109,575	106,521	94,121

	377,600	429,546	360,662

(iii)	Property plant and equipment net of accumulated depreciation and amortization by geographical location:

	December 31
	2009	2008
	$ in thousands
Israel	14,179	18,571
United States	5,837	10,742
Europe	6,099	6,291
Other	3,216	3,721

Total	29,331	39,325

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b.	Major customers

Revenues for the year ended December 31, 2009 included revenues recognized from customers A, B and C that accounted for 14%, 14% and 12%, respectively, of the Company’s total revenues for 2009. Revenues for the year ended December 31, 2008 included revenues recognized from customers A and D that accounted for 14% and 12%, respectively, of the Company’s total revenues for 2008. No customer accounted for more than 10% of the Company’s total revenues in 2007. All such revenues related to the Production Solutions for the Electronics Industry segment.

c.	Cost of revenues:

	Year ended December 31
	2009	2008	2007
	$ in thousands
1) Cost of products sold:
Materials and subcontractors	131,847	155,654	124,945
Labor costs	15,564	15,071	10,114
Overhead and other expenses	12,890	11,262	7,359

	160,301	*181,987	*142,418

2) Cost of services rendered:
Materials consumed	34,025	28,321	22,909
Labor costs	26,909	31,229	28,615
Overhead and other expenses	14,373	19,102	16,674

	75,307	78,652	68,198

*	Excludes the write-downs of inventories of $3.3 million in 2008 and $4.8 million in 2007 relating primarily to excess inventories of components for certain of the Company’s PCB products.

d.	Selling, general and administrative expenses:

	Year ended December 31
	2009	2008	2007
	$ in thousands
1) Comprised as follows:
Selling	39,815	48,140	46,309
General and administrative	25,378	25,206	20,680

	65,193	73,346	66,989

2) The changes in allowance for doubtful accounts are comprised as follows:
Balance at beginning of year	7,596	6,681	6,383
Increase during the year	2,218	920	383
Bad debt written off	(619)	(5)	(85)

Balance at end of year	9,195	7,596	6,681

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

e.	Restructuring costs:

The primary components of the restructuring costs are:

	Year ended December 31
	2008	2007
	$ in thousands
Costs relating to workforce reduction	6,482	510
Settlements with supplier and subcontractors	1,753
Other costs	565

	8,800	510

The 2007 restructuring programs related to the Company’s assembled PCB business and was designed to centralize assembled PCB research and development activities at Company headquarters in Israel. The implementation of that program consisted primarily of the dismissal of 25 employees and the closure of the Company’s facilities in Bad Pyrmont, Germany. The program resulted in total restructuring charges of $3.8 million.

In 2008, as part of the Company’s refocusing of its strategic plan, the Company decided to phase out its activities in the assembled PCB business and, accordingly, commencing from the beginning of 2009 the Company no longer develops or markets assembled PCB equipment. As a result, the Company recorded a restructuring charge of $2.4 million, which was comprised of a workforce reduction. In addition, the Company wrote down $3.3 million in inventory, which was sold to a European entity which will continue to market and service the Company’s installed base of assembled PCB equipment in the Europe and North America. The Company continues to support and service its installed base of assembled PCB equipment in the Far East.

Additionally, during the second half of 2008, the Company initiated a restructuring program in order to re-align its infrastructure to the current worldwide economic conditions. The measures taken principally included a reduction in the Company’s workforce by approximately 17.5% resulted in a restructuring charge of $6.4 million.

	Costs relating to workforce reduction	Costs relating to consolidation of the Company’s offices	Settlement with suppliers and subcontractors	Other costs	Total
	$ in thousands
Balance at January 1, 2007	2,614	477			3,091
Changes in year ended December 31, 2007:
Provision created	510				510
Actual expenses	(2,614)	(477)			(3,091)

Balance at December 31, 2007	510	-,-			510
Changes in year ended December 31, 2008:
Provision created	6,482		1,753	565	8,800
Actual expenses	(3,825)		(1,753)	(376)	(5,954)

Balance at December 31, 2008	3,167	-,-	-,-	189	3,356

Changes in year ended December 31, 2009:
Actual expenses	(3,167)			(181)	(3,348)

Balance at December 31, 2009	-,-			8	8

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

f.	Financial income (expenses)—net:

	Year ended December 31
	2009	2008	2007
	$ in thousands
Income:
Interest:
In respect of bank deposits and securities	1,259	5,046	9,326
Other	712	229	969
Non-Dollar transaction gains—net		356	1,534

	1,971	5,631	11,829

Expenses:
Interest-
Bank loan	4,334	2,493
Costs relating to factoring of letters of credit and promissory notes	978	1,410	1,346
Net loss from sale of marketable securities	299	814
Impairment of available-for-sale securities	2,681	935	521
Non-Dollar transaction losses—net	4,340
Other	316	1,303	852

	12,948	6,955	2,719

	(10,977)	(1,324)	9,110

g.	Write-down of long-term investment

In 2007, the Company wrote-down its investment in a start-up company amounting to $5 million.

h.	Earnings (loss) per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings (loss) per share:

	Year ended December 31
	2009	2008	2007
	In thousands
Weighted average number of shares issued and outstanding (net of treasury shares)—used in computation of basic earnings (loss) per share	34,501	33,512	33,091
Add—incremental shares from assumed exercise of options			99

Weighted average number of shares used in computation of diluted earnings (loss) per share	34,501	33,512	33,190

Diluted earnings per share for the years ended December 31, 2009, 2008 and 2007 do not reflect options for 4.8 million, 5.0 million and 2.4 million shares, respectively, due to their anti-dilutive effect.