Form 20-F
period 2011-12-31
ORBOTECH LTD
filed 2012-02-23
CIK 749037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

As of December 31, 2011, the Registrant had outstanding 43,312,049 Ordinary Shares1, NIS 0.14 Nominal (par) Value each.

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

Large accelerated filer  ☐            Accelerated filer  ☒            Non-accelerated filer  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

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

Does not include a total of 5,497,573 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Registrant or were available for grant pursuant to such plans, of which: 4,003,032 were subject to outstanding stock options (2,326,786 of which had vested); 468,666 were subject to outstanding and unvested restricted stock units or restricted share units; and 1,025,875 remained available for future equity awards pursuant to such plans, all as of December 31, 2011, comprised of:

(a)	4,148,019 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:

(i)	3,773,844 were subject to outstanding options (of which 2,101,000 had vested); and

(ii)	374,175 remained available for future equity awards pursuant to the 2000 Plan;

(b)	1,000,000 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:

(i)	348,300 were subject to outstanding and unvested restricted share units; and

(ii)	651,700 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	349,554 Ordinary Shares collectively issuable pursuant to equity awards granted by Photon Dynamics, Inc. (“PDI”), prior to its acquisition by the Registrant, under PDI’s equity remuneration plans, and which were assumed in connection with that acquisition, of which:

(i)	229,188 were subject to outstanding options (of which 225,786 had vested); and

(ii)	120,366 were subject to outstanding and unvested restricted stock units.

Also does not include a total of 1,993,293 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Registrant. For so long as such treasury shares are owned by the Registrant they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Registrant nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Registrant.

Introduction

This Annual Report on Form 20-F (this “Annual Report”) relates to the Ordinary Shares New Israeli Sheqels (“NIS”) 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Annual Report, references to: (i) Orbotech Ltd. are intended to be to Orbotech Ltd. and not to any of its subsidiaries or joint venture; and (ii) the Company, the Registrant or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated entities, including the joint venture, Frontline P.C.B. Solutions Limited Partnership (“Frontline”).

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”), automated optical repair (“AOR”), imaging and production systems used in the manufacture of printed circuit boards (“PCB”s) and other electronic components and AOI, test, repair and process monitoring systems used in the manufacture of flat panel displays (“FPD”s). The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production. In addition, through Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks, financial and other payment processing institutions; and, through Orbotech LT Solar, LLC (“OLTS”), is engaged in the research, development and marketing of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. The Company is continuing to develop technologies for use in other applications both within and outside the electronics industry. The Company derives a significant portion of its revenues from the service and support of its substantial installed base of products.

This Annual Report includes industry data obtained from periodic industry publications and internal Company information, and also includes certain statements as to competitive position that are based primarily on the Company’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information they contain has been obtained from sources believed to be reliable; however, the Company has not independently verified any such information. Unless otherwise noted, statements as to the Company’s relative competitive position are approximated based on revenues and management estimates using the above-mentioned third-party data and internal analyses and estimates.

In February 2011, the Company sold the assets of Orbotech Medical Solutions Ltd. (“OMS”) to a subsidiary of General Electric Company (“GE”); and in May 2011, the management of Orbotech Medical Denmark A/S (“OMD”) acquired OMD from the Company. As a result, OMS and OMD were classified as discontinued operations and certain financial data provided in this Annual Report and the Consolidated Financial Statements listed in Item 18 (the “Financial Statements”) give effect to this. For further information, see Note 2b to the Financial Statements.

Non-financial information presented herein, such as number of employees, patents and properties utilized by the Company in its operations does not include information as to Frontline and has been adjusted to take account of the discontinued operations described above.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report contains certain forward-looking statements and information with respect to, among other things, the business, the industries in which the Company operates, the financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’ or ‘anticipates’, the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements appearing in Item 3—Key Information—Risk Factors; Item 4—Information on the Company; and Item 5—Operating and Financial Review and Prospects regarding trends in the electronics, recognition software, solar energy and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2012 and beyond. Such statements are derived from beliefs and assumptions of the Company’s management based, in part, upon information available to the Company as of the date of this Annual Report. They reflect the views of the Company as of the date of this Annual Report with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors that may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and the other matters discussed under Item 3—Key Information—Risk Factors.

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

3.A     Selected Financial Data

The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2011, 2010 and 2009, and the consolidated balance sheet data as of December 31, 2011 and 2010, have been derived from the audited Financial Statements, which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States, except as otherwise described therein. The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2008 and 2007, and the consolidated balance sheet data as of December 31, 2009, 2008 and 2007, have been derived from other consolidated financial statements not included herein that have been adjusted for discontinued operations and have been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth in this Item 3.A should be read in conjunction with Item 3—Key Information—Risk Factors, Item 5—Operating and Financial Review and Prospects and the Financial Statements.

Statement of Operations Data:

(in thousands except per share data and footnotes)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Revenues	$565,313	$529,355	$359,330	$407,950	$349,527
Cost of revenues:
Cost of products sold and services rendered	329,442	312,901	220,202	241,946	199,649
Write—down of inventories (1)	6,743	—	—	3,348	4,821

Total cost of revenues	336,185	312,901	220,202	245,294	204,470

Gross profit	229,128	216,454	139,128	162,656	145,057
Research and development costs:
Expenses incurred	86,165	81,191	66,318	75,353	67,243
Less—government participations (2)	1,985	2,864	2,212	3,281	3,247

Net research and development costs	84,180	78,327	64,106	72,072	63,996
Selling, general and administrative expenses	72,583	66,264	63,598	71,723	65,962
Amortization of intangible assets (3)	12,304	14,176	19,848	5,743	1,120
In-process research and development charges (4)	—	—	—	6,537	—
Restructuring costs (5)	—	—	—	8,621	510
Impairment (adjustment of impairment) of goodwill (6)	—	—	(3,300)	93,368	—

Operating income (loss)	60,061	57,687	(5,124)	(95,408)	13,469
Financial income (expenses)—net (7)	(6,551)	(7,284)	(11,090)	(1,474)	9,502
Write-down of long-term investment (8)	—	—	—	—	(5,000)

Income (loss) from continuing operations before taxes on income	53,510	50,403	(16,214)	(96,882)	17,971
Income tax expense (benefit)	7,677	7,397	(372)	800	2,805

Income (loss) from continuing operations of the Company	45,833	43,006	(15,842)	(97,682)	15,166
Share in losses of an associated company	(179)	—	—	—	(266)

Net income (loss) from continuing operations	45,654	43,006	(15,842)	(97,682)	14,900
Income (loss) from discontinued operations, net of tax (9)	1,363	(8,717)	(3,914)	(37,391)	(13,000)

Net income (loss)	47,017	34,289	(19,756)	(135,073)	1,900

Net income (loss) attributable to the non-controlling interest	(322)	144	168	232	416

Net income (loss) attributable to Orbotech Ltd.	$47,339	$34,145	$(19,924)	$(135,305)	$1,484

Amounts attributable to Orbotech Ltd.:
Income (loss) from continuing operations	45,946	42,862	(16,010)	(97,914)	14,484
Income (loss) from discontinued operations, net of tax	1,363	(8,717)	(3,914)	(37,391)	(13,000)

Net Income (loss) attributable to Orbotech	$47,339	$34,145	$(19,924)	$(135,305)	$1,484

Earnings (loss) per share
Income (loss) from continuing operations:
basic	$1.15	$1.23	$(0.46)	$(2.92)	$0.44
diluted (10)	$1.13	$1.20	$(0.46)	$(2.92)	$0.44
Net income (loss):
basic	$1.19	$0.98	$(0.58)	$(4.04)	$0.04
diluted (10)	$1.16	$0.95	$(0.58)	$(4.04)	$0.04
Weighted average number of shares used in computation of earnings (loss) per share (11):
basic	39,909	34,911	34,501	33,512	33,091

diluted (10)	40,816	35,778	34,501	33,512	33,190

Balance Sheet Data:

(in thousands)

	At December 31,
	2011	2010	2009	2008	2007
Working capital (12)	$482,756	$356,378	$324,188	$165,285	$342,563
Long-term bank loan (13)	64,000	96,000	128,000	—	—
Total assets	747,483	628,341	605,762	634,861	573,171
Capital stock	273,058	176,698	171,494	163,641	146,690
Equity (14)	490,132	349,555	312,513	313,030	440,952

(1)	The write-down of inventories of $6,743,000 in 2011 primarily relates to excess inventories of components for certain of the Company’s FPD products. See Note 3 to the Financial Statements. The write-downs of inventories of $3,348,000 in 2008 and $4,821,000 in 2007 primarily relate to excess inventories of components for certain of the Company’s PCB products.
(2)	The Company receives certain government funding for the development of approved projects and is not required to pay royalties on sales of products developed on the basis of such funding. See Note 1o to the Financial Statements.
(3)	The amortization of intangible assets in 2011, 2010, 2009 and 2008 is primarily attributable to the acquisition by Orbotech, on October 2, 2008, of PDI pursuant to the Agreement and Plan of Merger and Reorganization dated June 26, 2008 (the “PDI Acquisition”). Based on current factors, estimated amortization expense associated with intangible assets for 2012 is $11,768,000. See Note 5b to the Financial Statements.
(4)	In-process research and development charges in 2008 were associated with the PDI Acquisition.
(5)	The restructuring charges of $8,621,000 in 2008 and $510,000 in 2007, relate to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure.
(6)	The adjustment of impairment of goodwill in 2009 represents $3,300,000 of additional consideration from the sale of Salvador Imaging, Inc. (“Salvador”) which was owned by PDI at the time of the PDI Acquisition. See Note 2c(i) to the Financial Statements. The impairment of goodwill of $93,368,000 in 2008 is comprised of a write-off of $87,977,000 of goodwill associated with the Company’s FPD business and a write-off of $5,391,000 of goodwill associated with the Company’s assembled PCB business.
(7)	Includes interest income from cash and short term bank deposits offset by interest expense associated with $160,000,000 borrowed to complete the PDI Acquisition pursuant to the Loan Agreements (as defined below). At December 31, 2011, $96,000,000 principal amount was outstanding under the Loan Agreements. See Notes 6 and 13 to the Financial Statements.
(8)	The write-down of long-term investment of $5,000,000 in 2007 reflects the impairment of the Company’s interest in a private Israeli company.
(9)	Income from discontinued operations, net of tax, of $1,363,000 in 2011, and losses from discontinued operations, net of tax, of $8,717,000 in 2010, $3,914,000 in 2009, $37,391,000 in 2008 and $13,000,000 in 2007, are attributable to the re-classification during 2010 of OMS and OMD as discontinued operations.
(10)	Excludes equity awards outstanding at December 31, 2009 and 2008, as their inclusion would be anti-dilutive.
(11)	The actual number of Ordinary Shares outstanding at December 31, 2011 was 43,312,049.
(12)	Working capital is defined as current assets less current liabilities.
(13)	Net of current maturities.
(14)	Comprising shareholders’ equity and non-controlling interest.

As of January 31, 2012, the Company had outstanding indebtedness in an aggregate principal amount of $96.0 million, $32.0 million of which is due to be repaid in 2012. The Company has not paid any cash dividends in the last five years. See Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

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

Although we recorded net income of $47.3 million, $34.1 million and $1.5 million for the years ended December 31, 2011, 2010 and 2007, respectively, we recorded net losses of $19.9 million and $135.3 million for the years ended December 31, 2009 and 2008, respectively. Our ability to sustain profitability in the future depends in part on the global economy, the rate of growth of, and changes in technology trends in, the PCB, FPD and other industries in which we currently or may in the future operate, our ability to develop and manufacture new products and technologies in a timely manner, the competitive position of our products, the continued acceptance of our products by our customers and in the industries that we serve and our ability to manage expenses. We have undertaken cost cutting initiatives in response to worldwide economic conditions, including reducing our worldwide workforce. In the future, we may have to undertake additional cost reduction initiatives to remain profitable, which may lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flow in the future. We cannot assure you that we will continue to remain profitable.

(b)    We are dependent upon the worldwide electronics industry and unfavorable changes in economic conditions and capital expenditures may negatively impact our operating results.

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, we depend upon the need by manufacturers of PCBs and FPDs to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their manufacturing processes. These spending levels are impacted by the worldwide level of demand for consumer end-products that utilize PCBs, FPDs and other electronic components in their production processes, including, among others, smartphones, tablets, computers, televisions, automobiles and portable electronic devices and for products used in medical, industrial, telecommunications and military applications. Demand for consumer end-products is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down as consumers reduce discretionary spending on electronics. We are limited in our ability to reduce expenses due to the ongoing need to invest in research and development and to maintain our worldwide customer service and support operations. In circumstances of significantly reduced overall demand for electronic devices using PCBs and FPDs, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business and results of operations.

Demand for our products is also created, in part, by technological developments that affect product functionality or give rise to new or enhanced products, such as smartphones, tablets, liquid crystal display televisions and other sophisticated devices. These developments generate an ongoing need on the part of electronics component manufacturers for the type of improved yield-enhancing and production solutions we provide. If changes in these technologies do not continue to occur, or if other technologies were to emerge that lessened or obviated the need for the use of PCBs and FPDs in electronic devices, the overall demand for our products could be reduced.

(c)    Capital investments by PCB and FPD manufacturers are highly cyclical and may decline in the future. If we fail to respond to industry cycles, our business could be seriously harmed.

Our business relies considerably upon continuing capital investments by manufacturers of PCBs and FPDs. The capital equipment procurement practices of both PCB and FPD manufacturers have been, and continue to be, highly cyclical in nature, and have experienced both periodic and sustained downturns. For example, in the past, contractions in the credit markets have caused severe financial system disruptions that have contributed to a significant downturn in the electronics industry, which, in turn, impacted our profitability. Our business may be negatively affected if the availability of capital resources for investment is reduced, particularly in the computer, mobile connected devices, television or telecommunications industries. In addition, our business could also be negatively affected by reductions in the capital expenditure programs of PCB or FPD manufacturers.

We may not be able to predict future levels of demand for electronic products and devices with accuracy. For example, the increase in demand for smartphones, tablets, e-readers and other mobile connected devices during recent years may not continue at its current level, may not increase as anticipated and may decline. If this happens, our PCB business may be adversely impacted. In addition, the increasing demand for higher definition, more power efficient, low cost FPDs may not continue, may not increase as anticipated and may decline, which would negatively affect our FPD business. The FPD industry is currently experiencing a cyclical downturn, which commenced in the second half of 2011. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected. Given our limited ability to reduce our significant expenditures for research and development and worldwide customer support operations, our cost reduction measures may not be implemented in a sufficiently timely manner in response to industry cycles. Our inability to respond to industry cycles could have a material adverse effect on our business and results of operations.

(d)    Our business with respect to the FPD industry is dependent on sales to a small number of large customers and a loss of any of our large customers could have a material adverse effect on our financial condition, results of operations and cash flows.

The FPD industry is highly concentrated with a small number of manufacturers producing the majority of the world’s liquid crystal displays (“LCD”s). We market and sell our AOI, test and repair systems for FPDs to virtually all of the world’s LCD manufacturers, with significant concentration in sales to a limited number of them. For the year ended December 31, 2011, approximately 17% of our total revenues were derived from our two largest customers on a global basis. Substantially all of those revenues were in our FPD business. In addition, approximately 47% of our total revenues for 2011 were derived from our top ten customers; and in 2010 and 2009, LG Display accounted for approximately 17% and 15%, respectively, of our total revenues. We cannot assure you that LG Display or any of our other customers, including customers that account for a substantial portion of our revenues, will continue to contribute significantly to our total revenues in future periods. The loss of any major customer or a significant reduction in purchases from us by such a customer could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, the concentration of our FPD customer base means that if one or more of our major customers were to develop its own competing technology or to experience economic difficulties, changes in purchasing policies, difficulties in fulfilling their obligations to us, bankruptcy or lack of success, our revenues, profitability and financial condition could be materially and adversely affected.

(e)    Our contracted orders for sales of FPD products are subject to delay, cancellation or non-acceptance by customers.

Orders for sales of our FPD products consist, to a large degree, of product orders for which written authorizations have been accepted and assigned shipment dates are expected within the ensuing three to twelve months. We do not include maintenance revenues in our determination of orders for this purpose. However, our orders on any particular date are not necessarily indicative of actual sales for any succeeding period. Customers may delay delivery of products, cancel orders prior to shipment or refuse to provide acceptances due to unresolved research and development issues, particularly in relation to new products. Moreover, since expense levels are based in part on our expectations of future revenue, we may be unable to adjust costs in a timely manner in response to further revenue shortfalls. Furthermore, because certain parts used in the FPD manufacturing process entail relatively long lead times, a customer cancellation may require us to record inventory write-offs. Historically, contracted orders have represented a substantial portion of revenue from the sale of FPD products in a twelve month period; however, more recently, contracted FPD orders represent a significantly smaller portion of the Company’s FPD revenue in any period. In addition, lead times for our FPD products have become shorter, thereby decreasing our visibility into our FPD business. Delays in delivery or acceptance of our products or a reduction of our orders as a result of cancellations or as a result of a further reduction in the level of orders during any particular period decreases the visibility into our business, exacerbates our manufacturing risks described below and could have a material adverse effect on our business, results of operations, financial position and cash flow.

(f)    A substantial portion of our revenue is derived from sales to companies located in the Far East and Japan, and a growing portion of our operations are conducted outside Israel, each of which exposes us to political, economic and other uncertainties.

We anticipate that, as in the past, sales of products and services outside Israel will continue to account for virtually all of our revenues. In 2011, approximately 88% of our revenues from equipment sales were derived from sales in the Far East and Japan, including approximately 46% from sales in China, 16% from sales in Korea, 12% from sales in Taiwan and 10% from sales in Japan. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls and local standards, including the need to comply with stringent and evolving environmental protection laws and regulations, a wide variety of foreign and domestic import/export laws, customs and excises and foreign labor laws; the imposition of new and additional commercial terms by foreign customers, which can have the effect of increasing our exposure to operational and foreign currency risks; political, economic and legal instability, including an increased amount of foreign government involvement in our operations; trade restrictions; exposure to multiple complex systems of taxation and international double taxation treaties; regulatory reform and changes in reimbursement rates, tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. Our business success depends in part on our ability to anticipate and manage these and other regulatory, economic, social and political risks inherent in international business effectively. Failure to anticipate and manage these risks effectively may have a material adverse effect on our business, financial condition and results of operations.

The risks and complexities outlined above may prove to be particularly acute in China, where we have deployed substantial resources in order to expand our PCB and FPD capabilities, including by establishing relationships with Chinese manufacturers. The economy of China differs from the economies of most developed countries in many respects, including the amount of governmental involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese government also exercises significant control over the country’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Such government initiatives may inhibit our efforts to expand our business in China, or otherwise adversely affect our financial results and results of operations.

(g)    Our results of operations depend on our ability to manage our supply chain effectively. We depend on a limited number of key suppliers to provide us with sufficient parts to meet our production requirements in a timely and cost-effective manner. In addition, certain of our facilities may be subject to disruption.

Certain of the various key components and subassemblies included in some of our systems are purchased from a single or limited group of suppliers. Should any of these suppliers be unable to meet our requirements in a timely manner, or should we otherwise experience an interruption in supply from any of these sources, the possible resulting late deliveries of our products and services may have an adverse effect on our results of operations. While we seek to anticipate future increases in demand for our products, and communicate potential increases in a timely manner to suppliers, we may be unable to do so with accuracy. If our suppliers are unable to deliver key components or subassemblies to meet our production needs, whether as a result of an unanticipated increase in demand for our products or otherwise, our production process may be delayed causing us to be unable to meet all of our customers’ desired delivery dates. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays that could have an adverse effect on our business. In addition, were a major disruption (such as might be caused by factors including work stoppages, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters) to occur at our offices or manufacturing facilities, or those of our key suppliers, we could not guarantee that alternate production capacity would be obtainable on favorable terms or at all. Such disruptions could result in delays in shipments of products to our customers, cancellation of orders or loss of customers and could also adversely affect our business by causing substantial delays in our research and engineering efforts for the development of new products.

A sudden increase (or decrease) in demand for our products, as well as a lengthening (or shortening) of customer lead times, may also affect our manufacturing cycle and impose logistical constraints on our supply chain. In periods of greater demand for our PCB and FPD product lines, we would be required to increase our production and delivery rate significantly. There can be no guarantee that we will, in the future, have the capacity necessary to ramp up production in order to meet increased orders without any delay. In addition, our manufacturing cycle involves significant fixed costs, including those with respect to labor. While we seek to maintain a variable cost structure across our supply chain, cyclical fluctuations in demand for our products may result in periodic inefficiencies in our cost structure. Certain of our costs that are variable, such as procurement, may not decline proportionally with any increased purchasing of supplies by us, or may be increased beyond our expectations to meet customer timelines. While we are undergoing initiatives to consolidate production facilities, expenses relating to the production, shipping and delivery of our products, which may involve facilities on more than one continent, remain a significant component of our overall cost of goods sold. Should we experience late deliveries of our products and services or fail to mitigate expenses associated with our global supply chain, our results of operations and reputation may be adversely affected.

(h)    Our future revenues are dependent in part upon existing customers continuing to use our products and renewing their maintenance agreements with us.

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

(i)    We face intense competition in our business, which may result in decreased demand or prices for our products and services.

We are subject to competition from companies that either currently manufacture or are developing PCB and FPD products directly in competition with our systems and products, including from some of our customers and their affiliates. Because some of our competitors are associated with certain of our customers, including LG Display and Samsung Electronics, they have access to our products and technology which may make it easier for them to compete with us. For economic, internal administrative or other business reasons, our customers may purchase PCB and FPD products manufactured in-house or by their affiliates, rather than by us, even if such products may be lesser in quality and/or higher in price (on an arms-length basis) than our products. Orbograph faces competition from a number of companies which develop and market character recognition solutions. In recent years we have experienced competition-induced pricing pressure from our customers that adversely affected our operating results, and competitive pressures in the future could lead to further price erosion that could have a material and adverse effect on our operating results.

(j)    We may not be able to develop new products or respond to technological changes in a timely manner, which could reduce our ability to compete effectively.

Our products are used to manufacture goods in consumer end markets that are characterized by rapidly changing technologies and frequent new product introductions. We believe that our future success will depend, in part, on our ability to develop new products and introduce them in a timely manner. We expect our competitors in all product lines to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features. In addition, these or other companies may in the future offer a range of PCB or FPD yield-enhancing and production products or character recognition solutions that is broader and more comprehensive than ours. Although we attempt to maintain and strengthen our competitive position through our policy of substantial investment in research, development, marketing, operations and customer support, we may not be able to continue to make such investments, particularly in challenging global economic conditions. In addition, certain of our competitors are or may be affiliated with companies that are, larger than Orbotech in terms of their operations and/or balance sheet, enabling them to invest a greater amount of resources, on both a relative and absolute basis, in research and development. In the future, we may not be able to achieve, in a timely manner, the technological advances necessary to develop new products and product enhancements to meet the rapid change in manufacturing technologies required for PCBs and FPDs. Any such failure could lead to deterioration in our competitive position.

(k)    We may not receive significant revenues from our current research and development efforts for several years.

Developing innovative product solutions is expensive, and our investment in product development may entail a long payback cycle, particularly as we focus increasingly on long-term projects. In 2011 and 2010, net research and development expenses were $84.2 million, or approximately 14.9% of our total revenues and $78.3 million, or approximately 14.8% of our total revenues, respectively. Our future plans include significant investments in product research and development and related opportunities, efforts which we believe are critical to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

(l)    Deterioration of political, economic and security conditions in Israel may adversely affect our profitability; and our operations may be negatively affected by the obligations of our personnel to perform military service.

We are incorporated under the laws of the State of Israel and our headquarters, as well as substantial research and development and production facilities, are located in Israel. As such, we are directly influenced by political, economic and military conditions affecting Israel. Thus, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and continues to be marked by ongoing violence, also varying in its degree of severity. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party; and during the winter of 2008-2009, Israel was engaged in an armed conflict with Hamas, a militia group and political party operating in the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel and negatively affected business conditions in Israel. In addition, during 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Many of our male employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces. In addition, virtually all such employees are subject to being called to active military duty in emergency circumstances. In response to increased hostilities, there have been periods of significant recruitment of military reservists, and it is possible that there will be additional recruitments in the future. No assessment can be made of the full impact of such requirements on us in the future, particularly if emergency circumstances occur, or the effect on us of any expansion of these obligations. Our operations could be disrupted and harmed by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not do so in the future.

(m)    We have experienced, and may continue to experience, losses on inventories.

Frequent new product introductions in the electronics industry can result in the obsolescence of existing manufacturing processes, which may in turn make our offerings of PCB and FPD yield-enhancement and production solutions outdated or obsolete. This can result in a decrease in the stated value of our inventory since we value our inventory at the lower of cost or market value. The life cycles of our PCB and FPD yield-enhancement and production solutions are affected by the life cycles of the consumer electronic products that are manufactured utilizing our product offerings. The life cycles of these consumer end-products vary based upon a number of factors, but in some cases can be relatively short. While we monitor our production and inventory levels closely, inventory may nonetheless become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes employed by PCB and FPD manufacturers. During past periods of economic slowdown or rapid technological improvement this has resulted, and may result in the future, in charges for inventory write-downs. For example, in 2011, in connection with the current cyclical downturn in the FPD industry, we recorded a $6.7 million write-down of inventories relating primarily to excess inventories of components for certain of our FPD products. Our operating results have been, and in the future may be, adversely affected by material levels of obsolete or excess inventories.

(n)    We extend unsecured credit in the form of accounts receivable to many of our customers in connection with their purchases from us and we may be unable to collect accounts receivable.

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

(o)    Acquisitions and other types of strategic initiatives have been and are expected to continue to be an important element of our growth, but we may not find suitable opportunities and we may not be able successfully to integrate and manage such initiatives in the future.

Our business strategy contemplates the expansion of our technological base and diversification into new growth areas through acquisitions, joint ventures, investments and other types of strategic initiatives. Risks associated with these activities include: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; financing costs; the potential loss of key personnel of an acquired business; the ability to achieve projected economic and operating synergies and any cost savings; difficulties in successfully integrating, operating, maintaining and managing newly acquired operations; accounting issues relating to the previous conduct of an acquired business; difficulties in maintaining uniform standards, controls, procedures and policies; unanticipated changes in business and economic conditions affecting an acquired business; the possibility of impairment and restructuring charges if an acquired business performs below expectations; and the diversion of management attention from our existing business. In addition, such transactions will often result in the acquisition of intangible assets required to be amortized in our consolidated statements of operations over certain time periods and the recording of goodwill which may be subject to possible future impairment charges. Such amounts have been, and may continue to be, substantial and have a material effect on our operating results. Furthermore, we may be restricted from entering into certain acquisitions, joint ventures, investments and other types of strategic initiatives due to limitations placed upon us under the Loan Agreements and the Hapoalim Debenture (as defined below).

(p)    We obtain substantial benefits by operating in Israel, but these benefits may not continue or in the future may be limited or restricted.

We benefit from certain Israeli Government programs and tax legislation, particularly regarding our production facilities in Israel. Pursuant to these programs and legislation, a significant portion of our income is taxed at reduced rates. To be eligible for these benefits, we must continue to meet certain conditions. Should we fail to meet such conditions in the future, these benefits could be cancelled, resulting in higher effective tax rates, and we may be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the “Israeli CPI”). Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, which could also have the effect of increasing our effective tax rate. In addition, we benefit from a Government of Israel program under which we receive grants from the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel (the “OCS”) for the development of generic technologies without incurring any royalty obligations. These programs and tax legislation may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer certain research and development and/or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations.

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

(q)    Our future success depends in part on our ability to attract and retain highly qualified staff.

Our success depends, in significant part, upon our continuing ability to attract and retain highly qualified managerial, scientific, technical, sales and marketing personnel. Our personnel are instrumental to our ability to develop increasingly advanced product solutions, market those products and provide ongoing support and service to our customers worldwide. The competition for qualified personnel, particularly among computer software programmers and hardware engineers, has always been, and remains, a challenge. In addition, part of the way in which we remunerate our senior managerial, scientific, technical, sales and marketing staff is through the grant of equity awards. The issuance of these awards will dilute the ownership of existing shareholders and may cause the price of our Ordinary Shares to decline. As we issue equity awards, we use availability under our existing equity remuneration plans and, when availability is low, we will need to seek shareholder approval to increase availability thereunder. We cannot assure you that we will receive shareholder approval to increase the availability of shares under our existing or new equity remuneration plans, and our ability to grant equity awards in the future may therefore be limited. Furthermore, demographic trends, a lack of appropriately qualified and skilled employees, financial market conditions and future business decisions of both us and our competitors may all operate in a manner detrimental to our ability to attract and retain key personnel. If we are unable to attract and retain highly qualified employees to meet our needs in the future, our business and results of operations could be adversely affected.

(r)    Our future success depends in part on our ability to maintain the proprietary nature of our technology.

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

(s)    If we are sued for infringing intellectual property rights of third parties, litigation could be costly and time consuming and an unfavorable outcome may adversely affect our business and operating results.

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

(t)    Our leverage could limit our ability to react to changes in the economy or the industries that we serve and prevent us from meeting our obligations under our indebtedness. In addition, because a significant portion of our indebtedness is variable rate debt, our interest expense would increase if interest rates rise. We also may not be able to generate sufficient cash to service all of our indebtedness.

On September 18, 2008, we borrowed $160.0 million from Israel Discount Bank Ltd. (“IDB”) pursuant to a Financing Agreement entered into and signed on July 22, 2008, between Orbotech Ltd. and IDB, as amended by the Financing Agreement—First Amendment entered into and signed on February 22, 2009, between Orbotech Ltd. and IDB, both of which were subsequently replaced and superseded by the Amended Financing Agreement, entered into and signed on December 21, 2009, between Orbotech Ltd. and IDB as amended on May 27, 2010 and February 15, 2011 (collectively, as so amended, the “Loan Agreements”). As of December 31, 2011, we had $96.0 million of principal outstanding indebtedness and our anticipated fiscal 2012 debt service payment obligations are $32.0 million of principal and, based on the applicable interest rate at December 31, 2011, approximately $3.5 million in interest. Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations. If we are unable to meet our expenses and debt service and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our substantial indebtedness could also have other important consequences with respect to our ability to manage our business successfully, including: limiting our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with these obligations or obligations to other banks or lenders, including restrictive covenants and borrowing conditions, could result in triggering provisions allowing IDB, the lender under the Loan Agreements, and Bank Hapoalim Ltd. (“Hapoalim”) the secured party pursuant to the Hapoalim Debenture, to accelerate the repayment of the loans or demand immediate payment of any amounts owed for positions taken by us in connection with the Hapoalim Banking Activities (as defined below); requiring us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, product development and other corporate requirements; limiting our flexibility in planning for, or reacting to, changes in our operations or business; making us more vulnerable to downturns in our business or the economy; restricting us from making strategic acquisitions, introducing new technologies or realizing potential business opportunities; and, in conjunction with the financial and other restrictive covenants contained in the Loan Agreements and the Hapoalim Debenture, among other things, limiting our ability to borrow additional funds or dispose of assets.

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

In addition, the interest rate on $36.0 million of our debt is fixed and the interest rate on the remaining $60.0 million is variable. As a result, our interest expense would increase if interest rates rise. The interest rate on that portion of the loan which bears variable interest under the Loan Agreements is based on IDB’s cost plus an agreed margin. IDB’s cost has been determined with reference to the London Interbank Offered Rate

(“LIBOR”). Fluctuations in LIBOR or other bank costs may increase our overall debt service obligation and could have a material adverse effect on our ability to service our debt obligations. An increase of 1/8% in the interest rate payable on our outstanding variable rate debt would, as of January 1, 2012, increase our annual debt service requirements by approximately $235,000. Also, we may still incur significantly more debt in excess of that pursuant to additional financing arrangements that we may, in the future, enter into, which could intensify the risks described above.

(u)    The Loan Agreements and the Hapoalim Debenture impose operating and financial restrictions, which could have a material adverse effect on our business, financial condition, results of operations or cash flows.

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

(v)    Our operating results fluctuate from period to period, and period-to-period comparisons may not be meaningful and may not be representative of our future performance.

The timing of revenue recognition for our products, principally our FPD systems, may have a substantial effect on our periodic revenues and net income. Normally, revenue from the sale of products is recognized upon delivery, subject to the existence of a signed contract, purchase order or letter of agreement and a fixed or determinable sale price, with reasonable assurance of collectability. Our revenues, expenses and operating results have fluctuated in the past, and are likely to fluctuate significantly in the future due to a number of factors, many of which are beyond our control. We are not always able to control the timing of delivery because of customer requirements, possible production delays and other factors. Orders for our systems may also be subject to cancellation by customers. In addition, in limited circumstances, principally in the case of newly developed products, recognition of income may be deferred. Our ability to foresee possible future changes in the total volume of PCB orders in particular may be limited because we cannot rely on unfilled orders as a dependable and consistent indicator of future revenue in this area of our business. Our operating results may fluctuate significantly in the future, and such fluctuations could be further exacerbated due to the timing of special charges and expenses.

(w)    We are exposed to foreign currency exchange rate fluctuations which may adversely affect our business and results of operations.

In 2011, 2010 and 2009, approximately 27%, 28% and 39%, respectively, of our revenues, and approximately 46%, 42% and 42%, respectively, of our expenses, were denominated in currencies other than the United States dollar (the “Dollar” or “$”). Because our financial results are reported in Dollars, fluctuations in exchange rates between the Dollar and non-Dollar currencies may have an adverse effect on our results of operations. We are primarily exposed to the Japanese Yen, the Korean Won, the Euro and the Chinese Renminbi. See Item 11—‘Quantitative and Qualitative Disclosure About Market Risk’—for more information. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our non-Dollar costs. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

(x)    Our cash may be subject to a risk of loss and we may be exposed to fluctuations in the market values of our portfolio investments and in interest rates.

Our assets include a significant component of cash; however, we may in the future increase our investment in marketable securities. We believe that our cash is held in institutions whose credit risk is minimal. Nevertheless, our cash and any marketable securities that we may acquire in the future may be subject to risks, including the risk of loss or of reduced value or liquidity, particularly in light of the increased volatility and worldwide pressures in the financial and banking sectors. In the future, should we determine that there is a decline in value of any of our portfolio securities which is other-than-temporary in nature, this would result in a loss being recognized in our consolidated statements of operations.

(y)    Changes in accounting standards or practices or in our effective tax rates can have a significant effect on our reported results.

We prepare our financial statements to conform to U.S. GAAP, except as otherwise described therein. From time to time, recognized authoritative bodies, including the Financial Accounting Standards Board of the United States and the SEC, issue new and/or revised accounting standards or guidance. Changes to existing standards or the questioning of current practices may adversely or significantly affect the way in which we record and report our operating results, cash flows and financial position.

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

(z)    We have been and may in the future be subject to adverse claims from our employees, customers and their employees as a result of the complex mechanical nature of some of our products.

Some of our products are complex machines requiring appropriate procedures and care to be taken in their handling, installation and use. As a result, we may face exposure relating to incidents involving their improper handling, installation or use. For example, in November 2010, an accident occurred at a facility of one of our customers in Korea in which a third party worker was killed. This resulted in a criminal investigation which was concluded in 2011 without any charges against Orbotech; and a settlement with the deceased’s family, a substantial portion of which was covered by insurance. Incidents of this type could occur again, and could result in criminal investigations or civil actions which may entail criminal penalties and/or substantial damages awards against us. An unfavorable outcome in litigation with respect to any such matters may cause our profitability, business, financial condition and reputation to decline.

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

Since 1991, the Company has also been engaged, and subsequently became a leader, in the design, development, manufacture, marketing and service of AOI systems for use in the manufacture of FPDs.

Since 1995, the Company has, through Orbograph, developed and marketed character recognition solutions to banks, financial and other payment processing institutions, and has also developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. Since Orbograph’s 2011 acquisition of the healthcare revenue cycle management business of CorrectClaimsNow, LLC and V MOM LLC, the Company has also been engaged in the business of healthcare revenue cycle management. For further information on character recognition and healthcare revenue cycle management solutions, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Recognition Solutions.

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

In 1998, Orbotech Ltd. entered into an agreement with Valor Computerized Systems Ltd. (which, following an acquisition, was renamed Mentor Graphics Development Services (Israel) Ltd.) (“Mentor”), an Israeli corporation, for the formation of Frontline, a joint venture with respect to CAM software for PCB fabrication applications. Frontline is owned equally by Orbotech Ltd. and Mentor and combines the former CAM operations of Orbotech Ltd. and Mentor. See Item 4—Information on the Company—Business Overview—Our Applications and Products—Our PCB Applications and Products. The Company’s interest in Frontline is presented in the Financial Statements using the proportionate method of consolidation. See Note 2a to the Financial Statements.

In 1999, the Company acquired all the outstanding shares of KLA Acrotec Co. Ltd., a Japanese company then engaged in the design, development, manufacture and marketing of FPD-AOI systems. For further information on FPDs, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Our FPD Applications and Products.

In 2005, OMS acquired all the assets of Imarad, a then privately-held Israeli company that developed a technology to manufacture high performance, solid state cadmium zinc telluride (“CZT”) gamma radiation detectors and in 2007 the Company acquired 3—D Danish Diagnostic Development A/S (which was subsequently re-named OMD), a then privately-held Danish company engaged in the development, manufacture and sale of gamma cameras for use in nuclear cardiac imaging. In February 2011, the Company sold the assets of OMS to a subsidiary of GE; and in May 2011, the management of OMD acquired OMD from the Company. As a result, OMS and OMD were classified as discontinued operations and certain financial data provided in this Annual Report and the Financial Statements give effect to this. For further information, see Note 2b to the Financial Statements.

In 2007, the Company acquired New System s.r.l. (“New System”), a privately-held Italian company engaged in the design, development, manufacture and marketing of PCB inkjet legend printers. For further information on digital legend printers, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Our PCB Applications and Products.

In 2008, the Company acquired PDI, a leading provider of test and repair systems for the FPD industry, and has since been a leader in the design, development, manufacture, marketing and service of test and repair systems for use in the manufacture of FPDs. For further information on test and repair systems for FPDs, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Our FPD Applications and Products.

As part of the PDI Acquisition, the Company acquired an interest in certain research and development activity in the crystalline silicon photovoltaic manufacturing processes for the solar energy industry. In 2009, OLTS was established as a limited liability company for the purpose of pursuing the Company’s interest in this project. OLTS is held jointly by the Company and the two developers of the technology. For further information on crystalline silicon photovoltaic manufacturing processes for the solar energy industry, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Solar Photovoltaic Manufacturing.

(c)    Recent Major Capital Expenditures

Other than capital expenditures of the types and consistent with the amounts described below, there are no significant capital expenditures in progress by the Company.

During the period from January 1, 2011 to December 31, 2011, the Company’s non-acquisition related capital expenditures totaled approximately $7.6 million (compared to $6.8 million during 2010 and $3.7 million during 2009), of which approximately $3.9 million (compared to $3.3 million during 2010 and $2.8 million during 2009) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $3.7 million (compared to $3.5 million during 2010 and $0.9 million during 2009) was expended upon various facilities of the Company’s subsidiaries outside Israel. Of these expenditures, approximately $3.8 million during 2011 (compared to $2.9 million during 2010 and $0.3 million during 2009) was for capital equipment and leasehold improvements and the balance of approximately $3.8 million (compared to $3.9 million during 2010 and $3.4 million during 2009) was related to information technology. For information with respect to significant capital divestitures made or committed to by the Company since January 1, 2007, see Major Business Developments.

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

The Company’s agent for SEC matters in the United States is its wholly-owned subsidiary, Orbotech, Inc., the headquarters of which are located at 44 Manning Road, Billerica, Massachusetts 01821; attention: Jeffrey Buechler.

There have been no public takeover offers by third parties with respect to the Company or by the Company during the last or current fiscal year.

4.B    Business Overview

(a)    General

Company Overview

We are a leading global provider of yield-enhancing and production solutions for PCBs and LCDs and provide similar solutions to manufacturers of other electronic components, such as touch screens and interconnect (“IC”) substrates. We design, develop, manufacture and market inspection, test, repair and production solutions, with PCB and FPD manufacturers as our main customers. For over 30 years, we have built our global installed base of systems at customers which include leading PCB, as well as virtually all FPD, manufacturers, for whom our solutions are designed to optimize production yields, improve throughput and increase production process cost effectiveness.

We offer a technologically advanced end-to-end solutions portfolio to address yield management at various manufacturing stages for PCBs, FPDs and other electronic components. Our products include AOI, AOR, laser direct imaging, digital legend printing, laser drilling, laser plotters, CAM and engineering solutions for PCB and other electronics component manufacturing (“ECM”), as well as AOI, test, repair and process monitoring systems for FPD manufacturing. We also develop and market character recognition solutions and services, primarily to banks, financial and other payment processing institutions, for use in check and healthcare payment processing. Additionally, we are engaged in the research and development of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. Approximately 57%, 41% and 2%, respectively, of our 2011 revenues was derived from the sale of products and services in our PCB, FPD and character recognition businesses.

Consumer end markets have been experiencing a fundamental shift in technology complexity, driven primarily by the proliferation of high-end mobile devices such as smartphones and tablets, as well as by the growing demand for large-size, internet enabled, three-dimensional LCD televisions. This shift has emphasized the importance of production quality because production is more challenging and there are increased costs of lower yields compared to less technologically advanced devices. We believe that approximately 49%, 26%, 22% and 3%, respectively, of our 2011 revenues were derived from sales of our products that were used by our customers in the manufacture of mobile phones and tablets; LCD televisions; automotive, communication, medical and other electronic devices; and personal computers.

We sell our solutions to PCB manufacturers globally, including first-tier electronics companies and, as of December 31, 2011, we had an installed base of over 10,000 PCB systems. Our FPD manufacturing customers include the major LCD manufacturers and, as of December 31, 2011, we had an installed base of over 1,700 FPD systems. Most of our PCB customers enter into service and maintenance agreements with us after the expiration of the warranty period with respect to our installed base of PCB products. In addition, we provide utilization-based service arrangements for our FPD customers. We believe our proximity to our customers, together with our large installed base of products and ongoing service arrangements, enable us to understand and address our customers’ rapidly changing technological and capacity needs. Approximately 25% of our 2011 revenues was derived from the service and support of our installed base of products.

We have long maintained our leadership position, with a specific focus on the high-end industry segments. For over 30 years, we believe we have consistently been the first to market in most key technological cycles in the industries served by our products by continually investing in research and development and by working with our customers to understand their current and anticipated technological requirements. As of December 31, 2011, our intellectual property portfolio consisted of approximately 510 patents and patent applications worldwide. Our yield-enhancing and production solutions are designed to increase our customers’ production yields and significantly reduce their costs. We have also established a strong global footprint, which enables us to be close to our key customers to provide them with real-time support.

We are in relatively close proximity to our customers, which allows us to provide them with ongoing services and support on a real-time basis. Through these services and our in-person contacts with our customers, we believe we are able to hone our understanding of our customers’ current and future production requirements. We are then able to design solutions optimized to their needs and that are becoming an increasingly important part of their product design and manufacturing processes.

Industry Trends

We believe that the current trends in mobile devices such as smartphones and tablets will drive the need for production, inspection, test and repair solutions that are able to address the cutting edge technology embedded in these types of electronic products. We believe that strong growth in key consumer end markets will drive the need for more advanced manufacturing combined with yield management capabilities to contain costs and that this need will lead manufacturers to make significant capital investments over time. We believe the key growth elements are:

•	the increase in demand for smartphones, tablets, e-readers and other mobile connected devices that require complex and high performance components; and

•

the increasing demand for high definition, more power efficient, low cost FPDs across a number of sectors, such as consumer electronics, communications, healthcare, government and industrial applications.

While manufacturers of PCBs, FPDs and other electronic components create different products for diverse end-markets, they share similar production challenges in an increasingly competitive environment. They continuously seek to increase yields and enhance the efficiency of their manufacturing processes, including by improving their manufacturing, inspection, testing and repair capabilities.

Printed Circuit Boards and Other Electronic Components Manufacturing

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

The Company has recently adapted its existing AOI, AOR, direct imaging and production technologies and solutions for use by manufacturers of other electronic components, including manufacturers of touch screen modules, integrated circuit assemblers and photo chemical millers.

Flat Panel Displays

The growing demand for high definition and zero defect televisions requires FPD manufacturers to develop more complex panel designs and to implement tighter production process controls. The inspection of LCDs poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multilayered structure and high-density features and the fine nature of potential defects. LCD inspection, test and repair processes must also match the high production speeds of LCD facilities, a task made more challenging by the fact that LCD manufacturers have been utilizing high resolution for new complex displays.

A significant part of FPD manufacturing is currently migrating to China, a move undertaken by PCB manufacturers over ten years ago, and both industries are at present substantially increasing production capacity in that country. We have an established commitment to the region, with more than 15 years of operating history in China, where we maintain an extensive infrastructure comprised of a large installed base, a widespread customer support network and strong relationships with local manufacturers in the region.

Our broad range of advanced and integrated inspection, test and repair technologies, applications insights and manufacturing capabilities provides our customers with differentiated, and in some cases, what we believe are ‘must have’ solutions that serve their critical requirements. We estimate that in a typical FPD fabrication plant, costing between $2 and $4 billion and taking about a year to construct, approximately 2.5% of the construction costs are allocated to yield-enhancement products of the type we sell.

As of December 31, 2011, the Company had two reportable segments: Production Solutions for the Electronics Industry, which, in 2011, accounted for approximately 98% of the Company’s revenues; and Recognition Software, which, in 2011, accounted for approximately 2% of the Company’s revenues. Our Productions Solutions for the Electronics Industry segment includes our PCB and electronic components manufacturing and FPD manufacturing business because they share certain fundamental characteristics. In addition to its two reportable segments, certain research and development initiatives concerning various products not related to the Company’s two reportable segments are included in the Financial Statements under ‘Other’. See Note 13a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

(b)    Strengths and Strategies

We believe our key competitive strengths include:

Leadership position.  We have the largest installed base in our key PCB and FPD products and our installed base continues to grow. Our industry-leading position is further driven by rapid growth in the high-end elements of the electronics industry, where we continue to focus our efforts. Given the embedded nature of our solutions in the manufacturing of our customers’ products, we believe that our advanced technology, high performance, broad solutions portfolio and global footprint, as well as the lack of other available end-to-end solutions, provides us with a strong competitive advantage. Our large installed base of products provides us with a stable source of revenue from services we provide to our customers. These services also allow us to enhance our customer relationships and provide us with an opportunity to understand our customers’ existing and anticipated technological and capacity needs on a real-time basis.

Technological innovation.  For over 30 years, we believe we have consistently been first to market in most key technological cycles by continually investing in research and development. The majority of our 2011 annual revenues from product sales was derived from products introduced since the beginning of 2009, which we believe reflects the success of our ongoing efforts to innovate. Our technological creativity enables us to sustain our strong competitive position and remain at the forefront of each industry we serve.

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

Expand Use of Our Core Technologies.  We plan to utilize our core competencies in machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies, to reach additional customers in existing and new industries and expand into new applications. For example, the Company recently adapted certain of its existing AOI, AOR, direct imaging and production technologies and solutions for use by manufacturers of other electronic components, such as touch screens manufacturers, integrated circuit assemblers and photo chemical millers.

Leverage our global footprint.  We believe our extensive worldwide marketing and distribution organization and customer support network will allow us to capture an increasing share of growing geographic regional markets. As of December 31, 2011, we had approximately 163 employees dedicated to our global sales and marketing efforts and 601 employees in approximately 35 locations providing customer support and services.

Grow through complementary acquisitions.  We intend to continue to pursue acquisitions to expand our product offerings to our existing PCB and FPD customers, enter new industries and broaden and develop our character recognition, artificial intelligence and related forms processing software platform. For example, in 2011, Orbograph acquired a healthcare revenue cycle management business to provide services in that field.

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

Our AOI systems use our proprietary machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies to detect automatically flaws and defects in products being manufactured by our PCB, other electronic components and FPD customers. Some of our AOI systems incorporate several parallel methods of inspection, utilizing pre-programmed algorithms and data stored in a computer-aided design/computer-aided manufacture (“CAD/CAM”) database to maximize the probability of defect detection and minimize the rate of false calls. The proprietary structure of the electronic logic unit enables parallel processing, a requirement for performing defect detection tasks in real time, which, in turn, is one of the key factors in attaining the high throughput achieved by our systems.

Our laser-based direct imaging technology enables the transfer of digital image data directly from the electronic media on to the photoresist which translates into fewer manufacturing steps, lower material costs and greater accuracy. Our laser-based direct imaging technology enables the manufacture of higher density, more sophisticated PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by traditional contact printing.

Our repair products employ advanced optics systems and image acquisition and processing techniques, combined with high-performance, high-power laser control, to achieve highly accurate, repeatable and reliable results for advanced PCB, other electronic component and FPD applications, which cannot be replicated in manual repair processes.

Our ultraviolet (“UV”) laser drilling systems are used to achieve the small vias required for the most advanced mobile phone boards and IC substrates at a quality superior to that achievable by traditional mechanical drills or CO2 lasers. A typical PCB or IC substrate panel can include hundreds of thousands of vias. Our UV laser drilling systems enable PCB and IC substrate manufacturers to drill several thousands of vias per second with very high levels of position accuracy and drilling quality, through a wide variety of laminate and metal layers, in turn, enabling them to keep pace with the most up-to-date technology trends in PCB and IC substrate manufacturing.

Our FPD test systems utilize advanced digital imaging technology which enables LCD manufacturers to conduct electrical testing of glass panels, based on examination and testing of their functionality, to identify and repair defects during the various stages of the cell and array manufacturing process thereby allowing manufacturers to reduce overall cost of materials and improve throughput significantly.

Our CAM and engineering solutions facilitate automation and integration of the design, tooling, production data and inspection needs associated with PCB production. These software solutions streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations.

Our recognition software solutions use proprietary image processing, character recognition, web-based work flow algorithms and other business rules to enable banks, financial and other payment processing institutions and healthcare providers to automate their check processing and healthcare revenue cycle operations, thereby reducing manual labor costs and increasing their overall cost effectiveness. We have also developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. We believe we are a leading provider of automatic check reading software solutions.

(d)    Our Industry

Printed Circuit Boards and Other Electronic Components

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

Although PCBs may be single-sided or double-sided, the largest segment of the PCB industry consists of multilayer boards. In multilayer board production several such layers with appropriate copper patterns (‘inner layers’) are stacked up in registration and laminated together. Thereafter, holes are drilled through the stack in a specific pattern, using a mechanical or laser driller, and plated with a conductive metal. Further steps of patterning the outermost layers, protecting the functional areas with a more inert conductor and the rest of the surface with insulating material (‘solder mask’) and marking the board with a screen printed or ink jetted legend result in the completed multilayer board. Still more advanced PCBs, known as ‘build-up’ boards, are produced using HDI technology. This involves adding thin additional electrical insulating layers to the top and bottom surface of the board, drilling miniature holes (known as ‘vias’) through each such layer using a laser drilling machine and then metalizing and patterning the surface as before. This process may be repeated several times resulting in multiple build up layers on each side of the PCB.

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

The Company’s ECM operations consist of the adaptation by the Company of its existing AOI, AOR, direct imaging and production technologies and solutions for use by manufacturers of other electronic components such as manufacturers of touch screen modules, integrated circuit assemblers, who provide a service of connecting a semiconductor die onto a substrate, wafer level packagers (which also form part of the integrated circuit assembly process) and photo chemical millers, who manufacture fine metal components used in various electronic products and components.

Flat Panel Displays

FPDs, which include LCDs, plasma displays, organic light-emitting diode (“OLED”) displays and other types of displays, are presently used for laptop and desktop computers, tablets, televisions, mobile phones, public displays, car navigation systems, digital and video cameras and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications. Over recent years there has been a steady growth in sales of LCD-based televisions, smartphones and tablets.

The most common FPD technology currently in use is the thin film transistor (“TFT”) LCD (which are also known as ‘active matrix’ LCDs), and we believe that this technology will maintain its position of major importance in the foreseeable future. TFT LCDs enable the production of high resolution, high performance displays. Recent trends suggest that promising developments in OLED technology may in the future lead to a replacement of TFT-LCDs by OLED displays, which are capable of producing faster response time and brighter colors in consumer devices such as televisions, smartphones and tablets and offer potential savings in material costs to manufacturers and lower energy costs to consumers.

LCDs are susceptible to various defects, many of which result from the deposition, photolithography and etching processes used in production. Detection and repair of these defects during the production process allows manufacturers to improve monitoring of their production processes, avoid the expense of further costly materials and improve their yields substantially.

(e)    Our Applications and Products

We design, develop, manufacture and sell AOI, repair, production and imaging products for use in the manufacture of PCBs and other electronic components, AOI, test and repair systems for use in the manufacture of FPDs and automatic check reading and healthcare payments processing products enabled through recognition software; and are engaged in the research, development and marketing of products for the solar energy industry. We also market CAM and engineering solutions for PCB production. The following table provides an overview of our target industries and our key applications and products:

Our Target Industries	Our Applications	Our Products
PCBs	AOI	Discovery Ultra Discovery Fusion
	AOR	PerFix Ultra PerFix
Imaging
	• Plotting	LP 9
	• Direct Imaging	Paragon Paragon Ultra Paragon-Xpress
	• Digital Legend Printing	Sprint
	Laser Drilling	Emerald
Pre-Production
	• CAM	InCAM Genesis 2000 GenFlex
	• Engineering	InPlan InStack InPlan-Flex InCoupon InSolver InSight PCB
Other Electronics Components	AOI	AOI 100
	AOR	AOR 100
	Direct Imaging	LDI 150 LDI 1100
FPDs	AOI	EVision XVision SuperVision FPI-6000 Series
	Test	ArrayChecker
	Repair	ArraySaver
	Yield Management Systems	EYES-2020
Recognition Solutions	Check Processing	Accura XV Apex Automation Services Sereno
	Healthcare Revenue Cycle Management	P2Post E2Post
Solar Photovoltaic	Anti-Reflective Coating	Aurora PECVD

Our PCB and other ECM Applications and Products

Our PCB-AOI products are of particular value to manufacturers of fine-line, advanced PCBs (where defects are especially difficult to detect) and of multilayered PCBs (where the cost of undetected defects is very high) because they enable manufacturers to trace the source of defects in their manufacturing processes and increase their yield of usable finished products. Our PCB-AOR products are capable of repairing PCBs by removing excess copper from places which cannot be accessed by the use of a knife or other manual instrument, such as shorts on materials that are too thin to be treated by knife repair or in spaces between lines that are virtually invisible to the human eye. In addition, the capability of our digital production solutions, such as laser direct imaging, digital legend printing and UV laser drilling, to adapt production data and thereby compensate for random production process inaccuracies enables manufacturers to improve their yield in the production of these complex boards. Our products for other ECM essentially perform similar functions as our AOI, AOR and direct imaging products, but on different materials and for different applications.

In 2011, our PCB product lines, including those for other ECM, accounted for approximately $319.7 million of revenues (including approximately $94.6 million related to service and support of those products), representing approximately 57% of our revenues. This compared with approximately $250.1 million of revenues (including approximately $77.8 million related to service and support of those products), representing approximately 47% of our revenues, in 2010, and approximately $144.1 million of revenues (including approximately $69.6 million related to service and support of those products), representing approximately 40% of our revenues, in 2009.

(i)    PCB-AOI

PCB-AOI systems are computerized, electro-optical systems for inspection and identification of defects in the artwork design master, production phototools and PCBs at various stages of production. Our PCB-AOI systems are designed for easy integration into the production processes of most PCB manufacturing facilities, as well as for flexibility, easy upgradeability, operational simplicity and ease of maintenance and do not generally require highly specialized skills or experience to operate. Our PCB-AOI offering includes the Fusion series and the Discovery series of AOI systems. The Fusion can handle resolutions down to 25 microns at very high throughput, and provides significantly improved detection on semi transparent and multi-colored substrates. In addition, the Fusion’s ‘Smart Setup’ offers significantly shortened setup time and offers intuitive operation thus further reducing the need for AOI training.

(ii)    AOR Systems and Verification and Repair Stations

AOR systems are designed to address certain limitations inherent in the manual repair of PCBs, by enabling the automatic repair of defects known as ‘shorts’ and ‘excess copper,’ thereby minimizing the scrapping of unusable panels during the manufacturing process and enabling a significant reduction in manufacturers’ overall manufacturing costs. Our AOR products employ advanced image acquisition and image processing techniques, combined with high-performance laser control, to ablate the excess conductor material, thereby achieving highly accurate, repeatable and reliable results, particularly for advanced PCB applications, which cannot be replicated in manual repair processes. The PerFix series of AOR systems are the first to offer an automated repair solution for ‘shorts’ and ‘excess copper’ defects in PCBs.

Our current offering of verification and repair stations is comprised of the VeriSmart, the VeriWide and VeriFine and the Ultra VeriFine-A. Each of these models provides the operator with a crisp and magnified color image of the possible defect essential for verification of high-density PCBs.

(iii)    Imaging Solutions

Laser plotters provide PCB manufacturers with the capability to transform, within a few minutes, circuit designs on electronic media or design data retrieved from CAM databases into accurate, reliable ‘artwork’, or production phototools. Our latest generation of high performance, automated laser plotters is the LP-9 series.

Laser-based direct imaging eliminates the need for exposing photoresist through a production phototool by enabling the transfer of digital image data directly from the electronic media on to the photoresist. This translates into fewer manufacturing steps, lower material costs and greater accuracy and layer-to-layer registration. Laser-based direct imaging technology enables the manufacture of higher density, more complex PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by contact printing. Our advanced Paragon systems are industry-leading, high accuracy, power efficient, fast throughput laser direct imaging solutions.

Digital legend printing refers to a particular stage in the PCB manufacturing process during which characters and other non-functional patterns (‘legends’) are printed on the PCB under production. Using a digital, non-contact, inkjet-based printing technology, digital legend printers release droplets of ink from a small aperture directly to a specified position on a given media to create the required image. The Sprint series systems provide substantial cost savings for PCB manufacturers by reducing significantly the legend printing cycle time and enabling functionality that cannot be achieved through the conventional legend printing process.

(iv)    UV laser drilling

UV laser drilling is used to generate the interconnection between different layers in HDI and flexible PCBs and interconnect substrates. UV laser drilling is capable of achieving the small vias required for leading edge mobile phone boards and the most advanced IC substrates at a quality superior to that achievable by traditional mechanical drills or CO2 lasers. In 2011, we introduced the Emerald-150, a high performance UV laser drilling solution for IC substrates and HDI applications. The Emerald-150 activates multiple beams and scanners in parallel to achieve very high drilling speed, accuracy and quality.

(v)    CAM and Engineering Solutions

CAM and engineering solutions are designed for use in the PCB pre-production phase to facilitate automation and integration of the sales, tooling, production data and inspection needs associated with PCB production. The Frontline products we market include CAM and engineering software solutions, which streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations. Our CAM and engineering product lines include: InCAM, Genesis 2000, GenFlex InPlan, InPlanFlex, InStack, InSolver, InSight PCB.

(vi)    ECM-AOI

In 2011, the Company launched the AOI 100, which is designed to inspect the silver lines on touch screen panels. The AOI 100 is based on the Discovery PCB-AOI product family, adapted to the specific needs of touch screen panel manufacturing.

(vii)    ECM-AOR Systems

In 2011, the Company launched the AOR 100, which is designed to repair defects in the silver lines on touch screen panels. The AOR 100 is based on the PerFix PCB-AOR product family, adapted to the specific needs of touch screen panel manufacturing.

(viii)    ECM-Imaging Solutions

In 2011, the Company launched two laser direct imaging solutions, the LDI 150 and the LDI 1100, which perform the imaging functions required in the lithographic processes of touch screen manufacturing. The LDI 150 and the LDI 1100 are based on the Paragon Laser Direct Imaging product family, adapted to the specific needs of touch screen panel manufacturing.

Our FPD Applications and Products

The FPD-AOI and test systems manufactured and marketed by the Company identify and classify defects that may impact the performance of the LCD panel; and the repair systems manufactured and marketed by the Company are designed to enable customers to repair defects, thereby further improving manufacturers’ yield of non-defective or higher grade (quality) displays.

In 2011, our FPD product lines accounted for approximately $232.9 million of revenues (including approximately $40.9 million related to service and support of such products), representing approximately 41% of our revenues. This compared with approximately $265.5 million of revenues (including approximately $36.0 million related to service and support of such products), representing approximately 50% of our revenues, in 2010, and approximately $201.2 million of revenues (including approximately $31.6 million related to service and support of those products), representing approximately 56% of our revenues, in 2009.

(i)    FPD-AOI and Value Added Applications

We offer a variety of inline and offline FPD-AOI systems that includes the EVision Series, the XVision Series, the SuperVision Series and the FPI-6000 Series. The EVision series offers optimized glass handling, rapid image capture capabilities and compact footprint for seventh and eighth generation glass substrates. The EVision was developed to meet both the detection sensitivity and throughput requirements of the industry’s leading seventh and eighth generation glass manufacturers; with inline models designed to be integrated into process equipment to provide immediate feedback on process failures. The XVision systems, which support tenth generation glass sizes, are designed to be integrated into process equipment to provide rapid feedback on process failures. The SuperVision series of FPD-AOI systems supports fourth through eighth generation glass substrates. The latest models, the SuperVision670HR, the SuperVision870HR and the FPI-6098SHR, address the highly specialized inspection requirements of low temperature poly silicon (LTPS) and oxide-TFT backplanes for high-resolution, three dimensional and OLED displays. The FPI-6000 series FPD-AOI systems complement and expand the range of our FPD-AOI systems by employing high resolution optics and specific algorithms to achieve inspection capabilities required for very intricate mobile devices, thus broadening the scope of inspection solutions that we are able to offer to manufacturers of LCDs intended for use in mobile devices.

In addition, we offer complementary features to our FPD-AOI systems that include: Peripheral Inspection, Advanced Video Classification (“AVC”), Digital Macro (“DM”) inspection and Critical Dimension and Overlay Measurement (“CDO”). Peripheral Inspection provides full inspection coverage of the non-repetitive pattern of the peripheral area of the panel and features a simple setup. AVC employs high quality video images to enable the automatic classification of defects identified by our FPD-AOI systems during the scanning process. DM inspection and warning are optional add-on features which obviate the need for manufacturers to purchase a separate, stand alone macro inspection system. CDO is an optional add-on feature which enables accurate measurement of critical elements on the glass panel, such as conductor widths and layer to layer registration.

(ii)    FPD Test

The ArrayChecker test systems detect, locate, quantify and characterize electrical, contamination and other defects in active matrix LCD after array fabrication. These systems use proprietary non-contact voltage imaging technology to provide a high-resolution voltage map of the entire display and proprietary image analysis software which converts this voltage map into complete pixel defect data. The ArrayChecker test systems determine whether individual pixels or lines of pixels are functional and also identify more subtle defects such as variations in individual pixel voltage. These defect data files are then used for repair and statistical process control. Our latest model ArrayCheckers support the advanced small pixel panel designs used for high resolution smartphones and tablets, as well as new OLED panels.

(iii)    FPD Repair

The ArraySaver repair systems utilize multiple wavelength laser technology to repair ‘short’ defects in FPDs during and after array fabrication. These systems can use defect data files downloaded from any test and inspection systems to position the panel for repair automatically, thereby saving time which would otherwise be spent by operators in locating defects. The repair automation function has been further upgraded by the introduction of the Parallel Repair System (PRS) which simplifies operator interaction with the system and improves repair tool capacity.

(iv)    Yield Management Systems

Our EYES-2020 offers an enhanced process monitoring system providing effective defect data analysis. It enables accurate process control, virtually in real time, and improves yields by automatically counting, accumulating and analyzing AOI-generated defect data.

We believe that the combination of our AOI, test, repair and EYES-2020 systems allows LCD manufacturers to achieve high quality, comprehensive and reliable process control.

Recognition Solutions

Through Orbograph, we developed recognition software comprising automatic check processing and healthcare revenue cycle management services which are marketed to banks, financial and other payment processing institutions and healthcare providers through system integrators and solution providers. Orbograph has also developed a proprietary technology, known as Key-Pay, for web-based, location-independent data entry for use, among other things, in check and forms processing.

Orbograph’s recognition software drives its suite of check processing solutions, which operate by acquiring or ‘capturing’ the image of a check, identifying the amount as well as other important information which it contains, and converting that image data into a computer readable, digital number. Orbograph’s latest check recognition product is Accura XV which is designed to read the numerical characters and alphabetical letters handwritten or printed on checks with read and accuracy rates exceeding 90% and 99%, respectively. Other check processing products developed and marketed by Orbograph include: OrboCAR Apex, an innovative product based on Orbograph’s patented Key-Pay technology that provides a highly efficient solution to check data entry by using a combination of artificial intelligence and human intervention; Automation Services, a unique Software as Service (SaaS) solution for check amount recognition offering banks guaranteed performance with no initial capital investment; and Sereno, a product that employs proprietary algorithms which utilize recognition and image quality results, as well as verification of the signatures and the check-stock (or check ‘template’) and transaction related data such as amount and serial number, against valid items from a bank’s profile database, to detect fraudulent checks.

In September 2011, through an acquisition, Orbograph added a healthcare revenue cycle management business. Healthcare revenue cycle management solutions enable healthcare providers, financial institutions, service bureaus and medical billers to convert explanation of benefits forms or electronic data into a variety of post-ready files within the revenue cycle management process, thereby reducing manual labor costs and increasing their overall cost effectiveness.

In 2011, our recognition software product lines accounted for approximately $12.7 million of revenues (including approximately $5.8 million related to service and support of those products), representing approximately 2% of our revenues. This compared with approximately $13.8 million of revenues (including approximately $6.0 million related to service and support of those products), representing approximately 3% of our revenues, in 2010, and approximately $14.1 million of revenues (including approximately $6.3 million related to service and support of those products), representing approximately 4% of our revenues, in 2009.

Solar Photovoltaic Manufacturing

Through OLTS, we are engaged in the research and development of new products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. Anti-reflective coating is a thin film of SiNx which is deposited by a process known as plasma-enhanced chemical vapor deposition (“PECVD”). This is an efficiency-enhancing technique intended to provide both an effective anti-reflective coating layer used to match refractive indexes and surface passivation. The process is designed to maximize light absorption in the silicon and perform material passivation, thereby generating higher solar energy to electricity conversion efficiencies and, in turn, reducing the cost per watt of electricity produced by photovoltaic systems. The system being developed and refined by OLTS is intended to combine the benefits of high efficiency performance of direct PECVD and the productivity of high throughput operation. During the first quarter of 2012, the Company received notification from the customer to whom it had delivered the first beta site order for this newly-developed product in mid-2011 that the customer was satisfied with the system’s technical performance and that the system will be deployed in the customer’s production facility. The Company will continue to develop and market this product for commercial sales.

(f)    Competition

We believe we are the only end-to-end yield management solutions provider to the PCB and FPD industries.

The competitive landscape we face in the PCB industry is highly fragmented. Within each of our product categories, we compete with a number of small, independent suppliers or small business units of large companies which supply solutions for specific, and in many cases, single applications. Our main competitors in the PCB industry include Camtek, Dainippon Screen, ORC Imaging, Fuji Film, Hitachi Via Mechanics and MicroCraft. We believe that the key competitive factors in this industry are product quality and reliability, technical expertise and development capability, breadth of product offerings, service capabilities and price.

The competitive landscape we face in the FPD industry is also highly sectionalized and within each of the principal product categories in our FPD business, we may compete with different divisions of industrial corporations, or with companies who are local providers of yield management solutions to those corporations, including some which are affiliated with certain of our customers. Our main competitors in the FPD industry include NCB Networks, LG PRI, ADP Engineering, AKT (Applied Materials), Top Engineering, Charm Engineering and Omron LaserFront. We believe that the key competitive factors in this industry are technical expertise, product quality, reliability and price.

(g)    Product Research, Development and Intellectual Property

We deploy our core technology platforms across various product families and applications in order to maximize the impact of our research, development and engineering investments, to increase economies of scale and to apply our technology-specific expertise across multiple consumer end markets.

Our global engineering team of 429 full time scientists and engineers dedicated to product research, development and engineering works closely with our customers to meet and anticipate their evolving requirements and new product introductions.

We believe that continued, focused investment in research, development and engineering activities are critical to our future growth and to maintaining our leadership position. We continue to invest in research and development in order to better serve our customers with advanced yield management solutions. Our research and development investment accounted for 15%, 15% and 18% of our total revenues in 2011, 2010 and 2009, respectively. Our research and development and engineering investment enable us to consistently provide innovative, ‘first to market’ and high quality products.

We believe that the development and use of our intellectual property is a key differentiating factor in the marketplace. We protect our proprietary technologies by seeking patents and copyrights, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. We also benefit from our large intellectual property portfolio, which currently consists of approximately 515 United States and non-United States patents and patent applications.

(h)    Sales, Marketing and Customers

We market our products and provide customer support through our wholly-owned subsidiaries in the United States, Europe and the Far East, including Japan. Our subsidiaries employ local marketing, sales and customer support personnel. Worldwide marketing efforts are co-ordinated by the responsible marketing managers, who are based at our headquarters in Israel. Orbograph, utilizing Orbotech, Inc. as its distributor, markets and sells its check processing products and services, both directly and through system integrators, to banks, financial and other payment processing institutions, principally in North America.

Our sales and marketing strategy focuses on deepening and expanding our relationships with leading PCB, other ECM and FPD customers and becoming their trusted supplier of yield management solutions. We enjoy longstanding relationships with most of our customers.

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

(i)    Production and Sources of Supply

The Company maintains manufacturing facilities in Israel, the United States, Europe, Korea and Japan. The Company’s manufacturing activities for systems consist primarily of the assembly and testing of components and subassemblies that are acquired from third party vendors and subcontractors and then integrated into a finished system by the Company. In addition, the Company utilizes contract manufacturing suppliers to build and/or assemble some of its systems, into which certain core components, such as proprietary software and optical devices, are then integrated by the Company or its selected contract manufacturers.

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

(j)    Additional Considerations Relating to the Company’s Operations in Israel

The Company is incorporated under the laws of the State of Israel and its headquarters, as well as substantial research and development and production facilities, are located in Israel.

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

For more information about the above considerations and the risks associated with the Company’s operations in Israel, see Item 3—Key Information—Risk Factors (l) and (p).

4.C    Organizational Structure

The Company’s corporate headquarters, executive and registered offices, as well as substantial research and development, engineering and manufacturing facilities, are located in Yavne, Israel. Orbotech, Inc., wholly-owned by Orbotech Ltd., maintains its headquarters in Billerica, Massachusetts. PDI and OLTS maintain their headquarters in San Jose, California. The Company’s European operations are coordinated from the headquarters of its wholly-owned subsidiary in Brussels, Orbotech S.A., and from regional offices in Italy and Germany. New System operates from offices in Gorizia, Italy. Laser Imaging Systems GmbH & Co. KG (“LIS”) operates from offices in Jena, Germany. Orbotech Pacific Ltd. and Orbotech Asia Ltd., also wholly-owned subsidiaries of Orbotech Ltd., operate through their headquarters in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in Korea, Taiwan and China, and through Orbotech Ltd. subsidiaries in Korea and Singapore. Orbotech Ltd.’s wholly-owned subsidiary in Japan, Orbotech Japan Ltd., maintains its headquarters in Tokyo. The Company’s principal Israeli subsidiary is Orbograph (owned approximately 90% by Orbotech Ltd.). Frontline operates from headquarters in Yavne, Israel. For more information about the Company’s organizational structure, see Item 19—Exhibits—Exhibit 8.1—List of Subsidiaries.

4.D    Property, Plants and Equipment

The Company maintains substantial administrative, manufacturing, research and development, corporate sales, marketing and customer support operations in and from leased premises located in Yavne, Israel, comprising a total area of approximately 291,000 square feet with an option to lease additional space. The current lease term will expire in September 2021, and the Company has a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 423,000 square feet of floor space, which is used in connection with sales, marketing, customer support, research and development, engineering and production operations. These leases expire on various dates up to 2020. Also, two of the Company’s European subsidiaries, Orbotech S.A. and New System, hold interests in real property in Brussels, Belgium and Gorizia, Italy, respectively, and PDI owns an interest in real property located in San Jose, California.

The aggregate annual rental paid by the Company for all of the Company’s facilities in and outside Israel in 2011 was approximately $10.1 million (compared to $9.9 million in 2010 and $10.2 million in 2009). For further information, see Note 8a to the Financial Statements.

The Company has invested substantial sums in improving the leased properties that it occupies in order to adapt them to its various engineering and production activities. The majority of these improvements have been integrated into the leasehold facilities. As of the date of this Annual Report, the facilities available to the Company in Yavne, Israel are generally utilized on a one-shift basis in the course of the Company’s normal operations and the Company considers them to be adequate for such operations; however, the Company has the capability to expand this capacity when needed, including, as it has done in the past, by scheduling additional production shifts. As of the date of this Annual Report, the Company is engaged in the re-location and expansion of its facility at LIS; however, other than that, is not engaged in the construction or material expansion of any additional building at its facilities nor has it any present plans to relocate its Yavne facilities. The Company is not aware of any environmental issues that may affect its ability to use its facilities in any material respect.

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

5.A    Operating Results

(a)    General

Orbotech Ltd. is an Israeli corporation with two reportable segments:

(i) Production Solutions for the Electronics Industry, which consists of the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry, primarily AOI, AOR, imaging and production systems used in the manufacture of PCBs and other electronic components, AOI, test and repair systems used in the manufacture of FPDs and the CAM and engineering solutions for PCB production marketed by the Company; and

(ii) Recognition Software, which consists of the development and marketing by Orbograph of check processing and healthcare revenue cycle management solutions to banks, financial and other payment processing institutions.

In addition to its two reportable segments, certain research and development initiatives concerning various products not related to the Company’s two reportable segments are included in the Financial Statements under ‘Other’.

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In 2011, 2010 and 2009, revenues derived from sales of the Company’s products constituted approximately 75%, 77% and 70%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During 2011, 2010 and 2009, approximately 98%, 97% and 96%, respectively, of revenues from both product sales and service were derived from product lines related to the Company’s yield-enhancement and production solutions for the electronics industry and approximately 2%, 3% and 4%, respectively, were derived from product lines related to recognition software. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. Most of the Company’s revenues are derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. As the Company’s installed base of products grows service revenues are also expected to increase. See Note 13a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

The currency of the primary economic environment in which the operations of the Company and virtually all of its subsidiaries are conducted is the U.S. Dollar. Virtually all of the Company’s sales are made outside Israel in non-Israeli currencies, mainly the U.S. Dollar, and most of its purchases of materials and components are made in non-Israeli currencies, primarily the U.S. Dollar. Thus, the functional currency of the Company is the U.S. Dollar.

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

In February 2011, the Company sold the assets of OMS to a subsidiary of GE for approximately $9.0 million in cash at closing and up to an additional $5.0 million in cash, subject to the achievement of certain agreed performance-based milestones; and in May 2011, the management of OMD acquired OMD from the Company. As a result, OMS and OMD have been classified as discontinued operations and certain financial data provided in this Annual Report and the Financial Statements give effect to this.

(c)    Critical Accounting Policies and Estimates

To improve understanding of the Financial Statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies at least annually to ensure that the Financial Statements, which are developed on the basis of these accounting policies, provide in all material respects complete, accurate and transparent information concerning the financial position and results of operations of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as at December 31, 2011, and it believes that the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date and the operating results for the year then ended.

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

Commencing from January 1, 2011, the Company adopted the provisions of Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements, which deal with the accounting by a vendor for contractual arrangements involving multiple revenue-generating activities to be performed by it, addressing when, and if so how, an arrangement involving multiple deliverables should be divided into separate units of accounting. In such situations, revenue is recognized upon delivery of the separate elements, based on their relative fair value. The Company determines the selling price using vendor specific objective evidence (‘VSOE’), if it exists, and otherwise uses estimated selling price (‘ESP’).

The determination of ESP involves consideration of several factors based on the specific facts and circumstances of the arrangement. Specifically, the Company evaluates the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts in different geographical regions, its ongoing pricing strategy and policies and other economic conditions and trends.

The impact of the adoption of ASU 2009-13 was not material to the results of operations for fiscal year 2011.

This accounting treatment is applied if the delivered elements have value on a stand alone basis, the arrangement does not include a general right of return with respect to delivered items and delivery or performance of undelivered items is considered probable and is substantially within the Company’s control. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

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

(iv)    Long-lived and Intangible Assets

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

The Company’s acquired intangible assets, other than goodwill, are comprised primarily of intellectual property and are amortized on a straight-line basis over periods of up to twelve years, depending on the estimated useful life of such intangible assets, based on past experience. If an event or a change in circumstances (such as a significant industry downturn, a significant decline in the market value of the Company or significant reductions in projected future cash flows) indicates that the carrying amount of such intangible assets may not be recoverable through undiscounted future cash flows, the carrying amount of these assets will be reviewed for impairment and, if necessary, written down to their estimated fair values at that time. For a description of the remaining estimated amortization of the Company’s assets, see Note 5b to the Financial Statements.

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

The Company implements the applicable accounting guidance dealing with: how tax benefits for uncertain tax positions are to be recognized, measured and de-recognized in financial statements; certain disclosures of uncertain tax positions; how reserves for uncertain tax positions should be classified on the balance sheet; and transition and interim-period guidance, among other matters. Only tax positions that meet the ‘more likely than not’ recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this accounting guidance.

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

(vi)    Business Combinations

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

(vii)    Goodwill

Goodwill balance at December 31, 2011 was $12.4 million and at December 31, 2010 was $12.0 million, virtually all of which relates to the Company’s PCB operations.

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

The Company performs its annual impairment test of goodwill as of September 30 of each year. In each of September 2011 and 2010 the Company determined the fair value of each of its reporting units, on both occasions using a combination of the market-based and income methods. The combination of these methods was determined by the Company to provide the most reliable indicators of value in circumstances where the value of the reporting unit is dependent more upon the ability to generate earnings than on the value of the assets used in the production process, as is the case with Orbotech. In applying these approaches at both times, the Company relied primarily upon application of the income method in order to value its reporting units and utilized the market-based method mainly as a comparative analysis to assess the reasonableness of the results yielded by the income method. Both approaches yielded similar results on each occasion.

No impairment resulted from the annual goodwill impairment tests conducted in September 2011 or 2010. For each of these years, the fair value of the related reporting unit significantly exceeded the book value of the reporting unit’s related assets. See Note 2c(i) to the Financial Statements for a discussion of the adjustment of goodwill impairment recorded in 2009.

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

Total expenses recorded during 2011 were $3.7 million ($2.3 million in respect of options and $1.4 million in respect of “Restricted Shares” (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions) and “RSU”s (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions)). The corresponding aggregate amounts in 2010 and 2009 were $4.7 million and $6.4 million, respectively. Compensation expense for equity awards in 2011 was allocated as follows:

$0.5 million to cost of revenues: $1.2 million to research and development costs and $1.9 million to selling, general and administrative expenses. As a result of an election under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), the Company generally will not be allowed to claim an expense in Israel for tax purposes. For further information see Item 6—Directors, Senior Management and Employees—Share Ownership—Equity Plans.

The unrecorded maximum compensation expense for equity awards outstanding at January 1, 2012 is estimated at approximately $5.9 million at that date (without taking into account forfeiture rates) and will be recorded in the consolidated financial statements for the following periods:

Compensation Cost
Period	($ in millions)
2012	3.3
2013	1.8
2014	0.6
2015	0.2

These amounts reflect the compensation cost of all outstanding awards, including those granted in 2011 (which consisted of options to purchase a total of 280,619 Ordinary Shares, 13,569 Restricted Shares and 248,150 RSUs), but do not reflect the compensation cost of any equity awards granted commencing January 1, 2012, which will be reflected in future consolidated financial statements over the applicable vesting period.

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

For a discussion of the Company’s equity remuneration plans, including the equity remuneration plans assumed by the Company in connection with the PDI Acquisition, see Item 6—Directors, Senior Management and Employees—Share Ownership—Equity Plans.

(ix)    Contingencies

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

(d)    Newly Issued Accounting Pronouncement

For information with respect to recent accounting pronouncements, see Note 1(w) to the Financial Statements.

(e)    Geographical Analysis; Worldwide Economic Situation; Cost of Revenues

(i)    Geographical Analysis and Worldwide Economic Situation

The following table sets forth the Company’s product and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2011		2010		2009
	in thousands	% of total	in thousands	% of total	in thousands	% of total
Sales of Products
China	$193,415	46	$101,719	25	$46,480	18
Korea	69,252	16	141,674	35	52,591	21
Taiwan	50,829	12	83,045	20	68,632	27
Japan	42,995	10	40,846	10	58,181	27
North America *	33,013	8	22,610	6	13,912	6
Europe	13,924	3	16,086	4	9,794	4
Other **	20,540	5	3,552	1	2,241	1

Total Sales	$423,968	100	$409,532	100	$251,831	100

Services Rendered
China	$39,014	27	$28,978	24	$24,555	23
Korea	23,602	17	19,494	16	15,627	15
Taiwan	24,212	17	21,263	18	18,514	17
Japan	20,811	15	20,171	17	18,301	17
North America *	18,427	13	17,275	14	17,719	16
Europe	11,301	8	9,899	8	9,966	9
Other **	3,978	3	2,743	2	2,817	3

Total Service	$141,345	100	$119,823	100	$107,499	100

TOTAL	$563,313		$529,355		$359,330

*	mainly the United States.
**	mainly in the Pacific region.

Approximately 86% of the Company’s revenues from product sales and services rendered during 2011 (compared to 87% during 2010 and 85% during 2009) were derived from the Far East and Japan, including approximately 41% from revenues in China, 16% from revenues in Korea, 13% from revenues in Taiwan and 11% from revenues in Japan. Of the Company’s revenues from product sales and services rendered that were derived from the Far East and Japan in 2010, approximately 31% were from revenues in Korea, 25% were from revenues in China, 20% were from revenues in Taiwan and 11% were from revenues in Japan. In addition, virtually all of the Company’s revenues from its recognition software products during 2011, 2010 and 2009 were derived from sales in North America. The Company monitors developments, including banking and currency difficulties, in the financial markets and economies of all countries and regions in which it markets its products and their possible impact upon the Company.

During 2011, the Company recorded significantly higher revenues from China compared with the previous year, which was primarily due to the increased capital expenditures for two new LCD fabrication plants in China by Beijing BOE Optoelectronics Technology Ltd. and China Star Optics Technology Co., Ltd., as well as increased PCB plant expansions. The Company recorded significantly lower total revenues from Korea and Taiwan compared with the previous year, reflecting decreased capital expenditures by FPD manufacturers in those regions from the high levels of 2010.

During 2010, the Company recorded significantly higher revenues from Korea compared with the previous year, which was primarily due to the increased capital expenditures by LG Display and Samsung Electronics in

Korea. The Company also recorded significantly higher revenues from China compared with 2009 as a result of increased PCB plant expansions driven by the strong demand for sophisticated consumer electronic devices, primarily smartphones and other hand held devices, which use high-end PCBs. The Company recorded significantly lower revenues total from Japan compared with the previous year, reflecting decreased capital expenditures by FPD manufacturers in Japan from the high levels of 2009.

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

(ii)    Cost of Revenues

	Year Ended December 31,
	2011 *		2010		2009
	in thousands	% of sales/service revenues	in thousands	% of sales/service revenues	in thousands	% of sales/service revenues
Cost of Products Sold
Material and subcontractors	$194,819		$188,471		$122,475
Labor costs	22,523		16,675		13,405
Overhead and other expenses	16,670		19,494		10,573

Subtotal	234,012	55.2	224,640	54.9	146,453	58.2

Cost of Services Rendered
Materials consumed	$36,728		$37,691		$33,050
Labor costs	33,557		30,633		26,590
Overhead and other expenses	25,145		19,937		14,109

Subtotal	95,430	67.5	88,261	73.7	73,749	68.6

Total Cost of Revenues	$329,442		$312,901		$220,202

*	Excludes the write-down of inventories of $6.7 million in 2011 relating primarily to excess inventories of components for certain of the Company’s FPD products and, to a small extent, for certain of the Company older PCB products. See Note 3 to the Financial Statements.

(f)    Effective Corporate Tax Rate

The Company’s income tax obligations consist of those of the Company in Israel and those of each of its subsidiaries in their respective taxing jurisdictions.

The corporate tax rate in Israel was 24% in 2011, compared with 25% in 2010, 26% in 2009 and 27% in 2008. This rate increased to 25% from January 1, 2012 and onwards. For information concerning statutory rates of taxation in certain other jurisdictions in which the Company operates, see note 10c(ii). However, Orbotech’s effective tax rate in 2011 was 14.5% due to the combination of the factors described below.

The effective tax rate of Orbotech is primarily influenced by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the portion of Orbotech Ltd.’s income which is entitled to tax benefits due to those of its production facilities which are Approved Enterprises or Benefiting Enterprises; and (d) the changes in the exchange rate of the Dollar to the NIS.

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

In April 2005, substantive amendments to the Investment Law came into effect. Under these amendments, eligible investment programs of the type in which the Company participated prior to the amendment were eligible to qualify for substantially similar benefits as a ‘Benefiting Enterprise’, subject to meeting certain criteria. This replaced the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel. As a result of these amendments, tax-exempt income generated from Benefiting Enterprises under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes. Therefore, the Company may be required to record deferred tax liability with respect to such tax-exempt income, which would have an adverse effect on its results of operations. To date, the Company has not generated tax exempt income from Benefiting Enterprises.

Additional amendments to the Investment Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

Under the transitional provisions of the 2011 Amendment, the Company may elect whether to irrevocably implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment during the next years. The Company did not elect to implement the 2011 Amendment in 2011.

The 2011 Amendment has no material effect on the tax payable in respect of the Company’s Israeli operations.

The combination of the factors described above produced effective tax rates of 14.5% and 14.7% for the years 2011 and 2010, respectively. The Company’s effective tax rate of 0% in 2009 was due to the loss recorded in that year.

See Item 4—Information on the Company—Business Overview—Additional Considerations Relating to the Company’s Operations in Israel; Note 10 to the Financial Statements; and Taxes on Income.

(g)    Impact of Currency Fluctuations

Because the Company’s results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which the Company operates (primarily the NIS, the Euro, the Japanese Yen and the Chinese Reminbi) will affect the Company’s results of operations. During 2011, on a comparative annual average basis as against 2010, the main currencies relevant to the Company’s operations strengthened against the Dollar, as follows: the NIS by 4.2%, the Japanese Yen by 9.2%, the Chinese Reminbi by 4.5% and the Euro by 4.7%.

For information with respect to currency hedging programs maintained by the Company, see Item 11—Quantitative and Qualitative Disclosures about Market Risk.

(h)    Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2011	2010	2009
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	58.3	59.1	61.3

Inventory write-down	1.2	—	—

Gross profit	40.5	40.9	38.7

Operating expenses
Research and development costs:
Expenses incurred	15.2	15.3	18.4
Less—government participations	0.4	0.5	0.6

Net research and development costs	14.8	14.8	17.8

Selling, general and administrative expenses	12.8	12.5	17.7
Amortization of intangible assets	2.2	2.7	5.5
Impairment (adjustment of impairment) of goodwill and intellectual property	—	—	(0.9)

Total operating expenses	29.8	30.0	40.1

Operating income (loss)	10.7	10.9	(1.4)

Financial income (expenses)—net	(1.2)	(1.4)	(3.1)
Income (loss) from continuing operations before taxes on income	9.5	9.5	(4.5)

Income tax expenses (benefit)	1.4	1.4	(0.1)

Share in losses of an associated company
Income (loss) from continuing operations	8.1	8.1	(4.4)

Income (loss) from discontinued operations, net of tax	0.2	(1.6)	(1.1)

Net income (loss)	8.3	6.5	(5.5)

Net income attributable to the non-controlling interest	—	—	—

Net income (loss) attributable to Orbotech Ltd.	8.3	6.5	(5.5)

(i)    Year Ended December 31, 2011 Compared To Year Ended December 31, 2010

The Company’s financial results for 2011 reflect a year in which the Company posted record revenues and experienced strong demand for its PCB products, fueled by increased consumer demand for complex and sophisticated mobile electronic devices. The growing intricacy of these devices and their embedded electronic components gave rise to improved demand on the part of PCB manufacturers for Orbotech’s sophisticated manufacturing solutions. The FPD industry, by contrast, has been experiencing a cyclical downturn, with manufacturers continuing to report lower utilization rates due to weaker demand for LCD televisions. As a result, LCD manufacturers scaled back their capital expenditure plans for LCD televisions which, in turn, led to a decrease in second half revenues from sales of the Company’s FPD equipment.

Revenues in 2011 were $565.3 million, compared with $529.4 million in 2010, an increase of approximately 6.8%. Service revenues in 2011 were $141.3 million, compared with $119.8 million in 2010, an increase of approximately 17.9%, which reflects the Company’s continued success in securing service contracts for its steadily expanding global installed base of PCB systems.

Revenues from the sale and service of PCB-related equipment for 2011 were $319.7 million, compared with $250.1 million in 2010. This growth in revenues reflected the continued strong demand for the Company’s PCB products, resulting from the heightened consumer sales of sophisticated electronic devices such as smartphones, mobile connected devices and ultra thin laptop computers, in the manufacture of which the Company’s PCB equipment has become critical. The growing complexity of electronic components embedded in these devices has led to increased demand for Orbotech’s sophisticated manufacturing solutions, especially its laser direct imaging systems. Additionally, in the third quarter of 2011, the Company received acceptance for its new Emerald UV laser drilling system and recognized initial revenues from this product. The Company anticipates that this highly advanced production tool will form a strategic part of its PCB product portfolio in 2012 and beyond. At the same time, the continued strong consumer sales of mobile devices gave rise to revenues from opportunities realized in the ECM industry, particularly in the touch screen area, where the Company’s recorded revenues of approximately $16.0 million for 2011.

Revenues from the sale and service of FPD-related equipment in 2011 decreased to $232.9 million from the $265.6 million recorded in 2010. During the first half of 2011, the Company delivered FPD equipment to new LCD fabrication facilities constructed in China pursuant to orders received in 2010. However, as a result of the slower growth in consumer sales of LCD televisions, FPD manufacturers experienced lower capacity utilization rates, leading to an oversupply of panels and a decrease in panel prices. This led to significantly lower order activity during 2011, as LCD manufacturers scaled back their capital expenditure plans for fabrication facilities designated for the manufacture of LCD televisions. On the other hand, the Company received new orders during the year for FPD equipment for use in the manufacture of mobile devices and for upgrades of existing equipment at existing plants to cater for newer, more demanding applications in this part of the industry.

Revenues from the Company’s Recognition Software segment in 2011 were $12.7 million, compared to the $13.8 million recorded in 2010. In the fourth quarter of 2011, as part of its program of diversification into new areas outside its core check processing business, Orbograph acquired the healthcare revenue cycle management business of CorrectClaimsNow LLC and V MOM LLC, privately held companies that provided services in the field of healthcare revenue cycle management. No revenues were recorded by the Company during 2011 from this acquired healthcare revenue cycle management business.

The increase in the cost of products sold in 2011 of $9.4 million, or 4.2%, was principally a result of the increased expenditures on materials and components labor costs, overhead and other expenses as a reflection of the increased volume of products sold.

The cost of services rendered in 2011 increased by $7.2 million, or 8.1%, while the increase in revenues from services rendered was $21.5 million, or 18.0%. The cost of materials consumed decreased by $1.0 million, notwithstanding the growing installed base of the Company’s systems. The cost of labor and overhead increased by $8.1 million, which reflected the increased activity of the Company’s customer support organization as a result of the Company’s increased installed base and increased investments in the Company’s worldwide customer support infrastructure, primarily in China.

The write-down of inventories of $6.7 million in 2011 primarily relates to excess inventories of components for certain of the Company’s FPD products in connection with the current cyclical downturn in the FPD industry and, to a small extent, for certain of the Company older PCB products.

Gross profit for 2011 was $229.1 million, compared with $216.5 million in 2010. Gross profit for 2011 from sales of equipment was $189.9 million, or 44.8% of product sales, compared to $184.9 million, or 45.2% of product sales, during 2010. Gross profit for 2011 from services rendered was $45.9 million, or 32.5%, of service revenues, compared with $31.6 million, or 26.4%, of service revenues, during 2010.

Research and development costs increased to $84.2 million in 2011 from $78.3 million in 2010. This increase reflected the Company’s strong commitment to ongoing research and development and in its efforts to expand into new technologies and product areas. These investments included the continued investment for the solar energy industry, as well as investments in new and innovative technologies designed to provide state-of-the-art solutions for the Company’s PCB manufacturing customers, such as the new UV laser drilling tool introduced in 2011. During 2011, the Company received $2.0 million (compared with $2.9 million received in 2010) in royalty-free participations in its research and development expenditures from the Israeli Government and from a European Union sponsored consortium.

Selling, general and administrative expenses increased by $6.3 million, or approximately 9.5% to $72.6 million in 2011 from $66.3 million in 2010. This increase was partly attributable to the higher level of investment by the Company in its sales and marketing activities in the Far East, including increased expenditures for sales commissions, agent fees, exhibitions and other marketing activities undertaken during 2011, as well as the strengthening of certain currencies against the Dollar.

The amortization of other intangible assets, primarily attributable to the PDI Acquisition in 2008, decreased during 2011 to $12.3 million from $14.2 million in 2010. For further information concerning amortization expenses for 2011, 2010 and 2009, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-lived and Intangible Assets.

In accordance with accounting guidance, the Company performed its annual evaluation of the goodwill of each reporting unit on September 30, 2011, as a result of which no goodwill impairment charges were recorded in 2011.

Net financial expenses totaled $6.6 million in 2011, compared with net financial expenses of $7.3 million in 2010. This decrease is a result of lower debt service payment obligations to IDB, which totaled $4.7 million in 2011 compared with $5.9 million in 2010, as well as an increase in interest income received on short term bank deposits, offset by foreign exchange losses. In 2011, the Company incurred $0.4 million of costs in connection with factoring letters of credit, compared with costs of $0.5 million incurred in 2010.

Income tax expense for 2011 was $7.7 million, compared with income tax expense of $7.4 million in 2010. The Company’s effective tax rate for 2011 was 14.5% compared to 14.7% in 2010. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises or Benefiting Enterprises, the split of taxable income between jurisdictions and the changes in various exchange rates to the NIS. See Item 5—Operating and Financial Review and Prospects—Operating Results—Effective Corporate Tax Rate.

The net loss attributable to the non-controlling interest was $0.3 million for 2011 compared to net income of $0.1 in 2010. Commencing from the fourth quarter of 2011, the non-controlling interest includes the minority share in the losses of OLTS as well as the Company’s 10% minority interest in Orbograph.

GAAP net income attributable to Orbotech for the year ended December 31, 2011 was $47.3 million, or $1.16 per share (diluted), compared with GAAP net income attributable to Orbotech of $34.1 million, or $0.95 per share (diluted), for the year ended December 31, 2010.

Gain from discontinued operations for 2011 was $1.4 million compared to a loss of $8.7 million in 2010. This gain in 2011 was comprised of the consideration received from GE for the assets of OMS and was attributable to the re-classification during 2010 of OMS and OMD as discontinued operations.

(j)    Year Ended December 31, 2010 Compared To Year Ended December 31, 2009

The Company’s financial results for 2010 reflected the stronger demand for its core PCB and FPD products resulting from increased investments by FPD manufacturers in new fabrication facilities and by PCB manufacturers in both new facilities and existing plant expansions. These investments were, in turn, a function of significantly stronger consumer demand for sophisticated consumer electronic devices, such as LCD televisions, smartphones, tablet computers and other mobile communications and computing devices, the manufacturing of which the advanced and integrated inspection, test and repair technologies embedded in Orbotech’s yield-enhancing and production solutions are designed to facilitate.

Revenues in 2010 were $529.4 million, compared with $359.3 million in 2009, an increase of approximately 47%. Service revenues in 2010 were $119.8 million, compared with $107.5 in 2009, an increase of approximately 11%, which the Company believes reflected additional revenues generated from the overall increased capacity utilization rates at customers’ manufacturing facilities during 2010.

Revenues from the sale and service of PCB-related equipment for 2010 were $250.1 million, compared with $144.1 million in 2009. This growth in revenues and the associated strengthened demand for the Company’s PCB products reflected the rapid implementation of capacity expansion plans undertaken by PCB manufacturers primarily in China, which was driven by significantly higher demand for, and sales of, consumer electronic devices. The Company’s most advanced product offerings, in particular its direct imaging systems, increasingly became critical tools in enabling PCB manufacturing customers to meet the stringent production requirements inherent in producing these sophisticated consumer electronic devices on a mass production basis. This was evidenced by the sale, during 2010, of 107 Paragon direct imaging systems, significantly more than the 44 systems sold during 2009. In addition, in October 2010, the Company introduced the new Fusion Series AOI systems and the Sprint-100 inkjet legend printer. The Company believes that these, among other factors, led to an improvement in its competitive position in the PCB industry and, as a result, increased revenues from its PCB business, during the year.

Revenues from the sale and service of FPD-related equipment in 2010 increased to $265.6 million from the $201.2 million recorded in 2009. As is typical in the FPD industry, which is characterized by long lead delivery times, FPD revenues recorded by the Company in 2010 were attributable to orders received in that and the previous year. During the latter part of 2009, FPD fabrication facilities were running at close to full capacity utilization, with supply and demand in approximate equilibrium, which the Company believes encouraged FPD manufacturers to increase their capital investments in 2010. In the fourth quarter of 2009 the Company commenced delivery of its new generation 8 FPD Array Checker electrical test systems. Upon receiving initial customer acceptances for these systems, which occurred during the second quarter of 2010, the Company recognized revenues from these systems for the first time. During the fourth quarter of 2010, the Company commenced delivery of its EVision series of generation 8 FPD-AOI systems and recorded revenues from sales of these systems during the first half of 2011.

Revenues from the Company’s Recognition Software segment in 2010 were $13.8 million, slightly less than the $14.1 million recorded in 2009. The Company believes this reflected an element of caution on the part of some of Orbograph’s customers in the wake of the finance and banking-related economic downturn of 2008 and 2009, but that the relative stability in revenues from this part of the Company’s business nevertheless continued to evidence the strong reliance which Orbograph’s customers place upon its innovative solutions and support services.

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

The amortization of other intangible assets decreased during 2010 to $14.2 million from $19.8 million in 2009.

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

5.B    Liquidity and Capital Resources

The Company’s equity as a percentage of its assets increased to 65.5% at December 31, 2011, compared with 55.6% at December 31, 2010.

Cash, cash equivalents and short-term bank deposits increased to $296.5 million at December 31, 2011 from the $184.8 million recorded at December 31, 2010. Total debt at December 31, 2011 was $96 million, which is the non-repaid portion of the amount the Company initially borrowed in September 2008 under the Loan Agreements and used as part of the financing for the PDI Acquisition. As a result, at December 31, 2011, the net cash position of the Company was $200.5 million.

Cash generated from operating activities in 2011 was approximately $50.8 million. Inventories decreased to $105.1 million at December 31, 2011, from $112.8 million at December 31, 2010. This was due primarily to adjustments made to align the Company’s inventory level to its production plans for 2012 and the write-down of $6.7 million related to inventory primarily in the Company’s FPD business. Net trade accounts receivable increased by $42.7 million, to $196.2 million at December 31, 2011 from $153.5 million at year end 2010. The period trade receivables were outstanding at December 31, 2011 (calculated by dividing: (A) the product of: (i) trade receivables at period end; and (ii) 365; by (B) the aggregate of the previous four quarter revenues) increased to 126 days on December 31, 2011 from 106 days on December 31, 2010. The Company did not record any significant bad debts during 2011 and its allowance for doubtful accounts was $4.3 million or 2.2% of outstanding receivables at December 31, 2011. Aggregate accounts payable and accruals increased to $89.9 million from their December 31, 2010 level of $81.8 million, primarily due to the increased business levels in 2011. Deferred income increased by $1.5 million to $25.9 million at December 31, 2011, primarily reflecting deferral of the initial sale of the Company’s solar product, in accordance with the Company’s revenue recognition policy.

During 2011, the Company used $7.6 million for capital expenditures and received approximately $2.1 million from the exercise of stock options and gross proceeds of approximately $96.3 million from a registered public offering of 7,705,000 Ordinary Shares at a public offering price of $12.50 per Ordinary Share completed by the Company in May 2011 (the “Offering”).

During 2011, the Company invested $5.0 million in cash in OLTS and provided OLTS with other resources and support, and may in the future make additional purchases of equity interest units. During 2010, the Company and OLTS entered into a loan agreement pursuant to which OLTS may borrow from the Company up to $3.0 million. This loan agreement expired on December 31, 2011, and, as at that date, no amount had been borrowed under this loan agreement. The Company expects that this loan agreement will be extended for an additional period. Any amount extended under this loan agreement will be secured by a security interest on all of OLTS’s assets and rights, including its intellectual property. In addition, the Company expects that it will enter into a new loan agreement with OLTS pursuant to which the Company will commit to provide a loan in an amount of up to $4.0 million to OLTS in 2012. Any amount extended under this new loan agreement will be secured by a security interest on all of OLTS’s assets and rights, including its intellectual property. The Company expects that under this new loan agreement, it will be able to convert, at its discretion, at any time any amount outstanding under this new loan agreement into equity interest units of OLTS.

A portion of OLTS’s equity interest is held by the two developers of certain of OLTS’s technology. The Company has granted each of these two developers a put option to sell a portion of his holdings in OLTS to the Company. There is a limit on the number of equity interest units that these two developers may require the Company to purchase, upon exercise of this put option, during any twelve month period. These put options will expire on December 31, 2014. The purchase price to be paid by the Company upon the exercise of each put option will be based initially on the Company’s valuation of OLTS used in the framework of equity investments in OLTS prior to exercise of the put option. Upon the achievement of a certain financial milestone by OLTS, the purchase price shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. During 2011, these put options were exercised by the two developers and the Company purchased a portion of their equity interests in OLTS for approximately $0.7 million in cash, recorded as research and development expenses. In addition to the put options referred to above, each of the two developers was granted an additional put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These additional put options shall become exercisable starting in 2015, subject to their continued employment and the achievement of a certain financial milestone by OLTS in the fiscal year immediately preceding the year in which the put option is exercised. The purchase price to be paid by the Company upon the exercise of this put option shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. Both put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

As a result of the Company’s expenditures, commitments and purchase of equity interests, the Company increased its ownership percentage of OLTS to approximately 73.4% on a fully diluted basis as of December 31, 2011, and it expects that its ownership percentage of OLTS will reach approximately 76.1%, on a fully-diluted basis, during 2012.

In connection with the PDI Acquisition, Orbotech Ltd. entered into the Loan Agreements and utilized $160.0 million of its credit facilities thereunder to finance, in part, the PDI Acquisition, of which $96 million was outstanding at December 31, 2011, repayable over a five-year period ending December 21, 2014. The interest rate with respect to $36.0 million of the amount outstanding at December 31, 2011 is a fixed rate of 4.88%. The interest rate on the remaining $60.0 million of the amount outstanding at December 31, 2011 is a variable interest rate and is based on IDB’s cost plus 2%. In 2011, the Company’s debt service payment obligations were $4.7 million, reflecting interest on the loan under the Loan Agreements for 2011 at a rate of 3.9%. The actual interest rate on the outstanding variable rate debt at December 31, 2011 was 3.59%. A 1/8% change in the annual interest rate would change the annual interest expense on the variable rate portion of the loan by approximately $235,000.

The Loan Agreements contain provisions pursuant to which Orbotech Ltd. has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without IDB’s consent. These covenants generally apply until the credit facility is repaid in full. The financial covenants require that the Company’s equity (defined according to the Company’s consolidated financial statements as including loans made by the shareholders to the Company that are subordinate to the bank financing after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) for each quarter commencing from the consolidated balance sheet as of March 31, 2011 shall be no less than the greater of $300.0 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet. The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year ended December 31, 2011 and onwards shall be no less than $40.0 million. This covenant is tested annually by reference to the consolidated financial statements as of the end of each calendar year. The financial covenants also require that the ratio between the Company’s Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five. EBITDA and our other non-GAAP measures are described below.

For purposes of the Loan Agreements, ‘EBITDA’ is defined as the cumulative amount of the Company’s operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company’s latest financial statements, before financial income (expenses) (i.e., interest, linkage differentials, exchange rate differentials and fees) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets, write-downs and impairment charges of investments, tangible assets, goodwill, intellectual property and other intangible assets, inventory write-offs, compensation costs for equity awards, in-process research and development charges (not including current research and development expenses), charges due to changes in accounting principles, restructuring charges and losses (gains) from discontinued operations. The Company’s EBITDA, calculated in accordance with the foregoing, was $90.6 million in 2011.

The below table reconciles GAAP results to EBITDA as determined in accordance with the Loan Agreements for the twelve months ended December 31, 2011, 2010 and 2009. As noted above, the financial covenant with respect to EBITDA did not become applicable until 2011.

	U.S. dollars in thousands
	2011	2010	2009
Net income attributable to Orbotech Ltd.	$47,339	$34,145	$(19,924)
Equity based compensation expenses	3,728	4,725	6,445
Write-down of inventories	6,743
Income tax expense	7,677	7,397	(372)
Financial expenses	6,551	7,284	11,090
Fixed asset depreciation	7,654	9,489	10,129
Intellectual property amortization	12,304	14,176	19,848
Impairment (adjustment of impairment) of goodwill			(3,300)
Loss (gain) from discontinued operations, net of tax	(1,363)	8,717	3,914

EBITDA (as defined)	$90,633	$85,933	$27,830

For an explanation of the limitations of EBITDA, see the information under the heading ‘Certain Non-GAAP Information’ below.

For purposes of the Loan Agreements, ‘Financial Debt’ is defined as the Company’s liabilities to banks, financial institutions, affiliates, financial leasing and/or through the issue of debt securities. Financial Debt as of December 31, 2011 was $96 million and consisted of the Company’s debt to IDB under the Loan Agreements.

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

For more information about certain of the terms of the Loan Agreements and related documents and of the Hapoalim Debenture, including certain risks related to the Loan Agreements and of the Hapoalim Debenture, see, Item 3—Key Information—Risk Factors (t) and (u); and Item 10—Additional Information—Material Contracts.

Certain Non-GAAP Information

Non-GAAP net income from continuing operations for 2011 was $62.2 million, or $1.52 per share (diluted), compared with non-GAAP net income from continuing operations for 2010 of $61.8 million, or $1.73 per share (diluted). The below table (the “Reconciliation”) reconciles GAAP to non-GAAP results from continuing operations for the years ended December 31, 2011, 2010 and 2009.

In this Annual Report, the Company presents certain non-GAAP measures, including non-GAAP net income and non-GAAP earnings per share, which are described in the Reconciliation. Each measure presented below excludes charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles; (iii) restructuring and asset impairments; (iv) a gain representing additional consideration from the sale of Salvador, which was owned by PDI at the time of the PDI Acquisition; (v) loss from discontinued operations; (vi) share in losses of associated company; and (vii) tax credits relating to the above items, in each case, as described in more detail in the Reconciliation.

Management regularly uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The Company also presents EBITDA, which is the basis of its covenant compliance under the Loan Agreements and the importance of such compliance is described below. None of these non-GAAP measures is prepared in accordance with GAAP and they may differ from non-GAAP measures reported by other companies. The Company believes that these measures enhance investors’ ability to review and understand trends in the Company’s business from the same perspective as management and understand covenant compliance. If the Company does not comply with the covenants under the Loan Agreements this may, among other things, limit the Company’s ability to run its business. The Company believes its presentation of some of these non-GAAP measures facilitates comparisons between periods because they exclude certain financial expenses. However, the non-GAAP measures presented are subject to limitations as analytical tools, and are not meant to be considered in isolation or as a substitute for the comparable GAAP measures to which they are reconciled. They should be read only in conjunction with the Consolidated Financial Statements, which are prepared in accordance with GAAP, except as otherwise described therein. Some of the limitations of our non-GAAP measures, including EBITDA, are:

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

The effects of amortization of intangible assets and impairment charges have also been excluded from the non-GAAP net income measure. These items are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions. The use of intangible assets contributed to revenues earned during the periods presented and will also contribute to future period revenues. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are non-recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions.

Reconciliation of GAAP to Non-GAAP Results from Continuing Operations

	Year ended December 31
	2011	2010	2009
	U.S. dollars in thousands (except per share data)
Reported operating income (loss) on GAAP basis	$60,061	$57,687	$(5,124)

Equity based compensation expenses	3,728	4,725	6,445
Amortization of intangible assets	12,304	14,176	19,848
Adjustment of impairment of goodwill (1)			(3,300)

Non-GAAP operating income	$76,093	$76,588	$17,869
Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	$47,339	$34,145	$(19,924)
Equity based compensation expenses	3,728	4,725	6,445
Amortization of intangible assets	12,304	14,176	19,848
Loss (income) from discontinued operations, net of tax (2)	(1,363)	8,717	3,914
Share in losses of associated company	179

Non-GAAP net income from continuing operations	$62,187	$61,763	$6,983

Non-GAAP net income from continuing operations per share—diluted	$1.52	$1.73	$0.20

Shares used in net income per share calculation	40,816	35,778	35,076

(1)	The adjustment of impairment of goodwill of $3.3 million recorded in June 2009 represents additional consideration from the sale of Salvador which was owned by PDI at the time of the PDI Acquisition in 2008.

(2)	The income from discontinued operations, net of tax, of $1,363,000 in 2011, and losses from discontinued operations, net of tax, of $8,717,000 in 2010 and $3,914,000 in 2009, are attributable to the re-classification during 2010 of OMS and OMD as discontinued operations.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, it sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During 2011, the Company sold approximately $79 million of these instruments.

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

The Company is not aware of any material commitments for capital expenditures in the future and believes that its currently available cash and cash equivalents and funds generated from operations will be sufficient to meet its working capital requirements for the next twelve months. The Company has an effective shelf registration statement filed with the SEC under which, following completion of the Offering in May 2011, it may issue additional Ordinary Shares, warrants, subscription rights or debt securities with an aggregate offering price of up to $53.7 million in order to increase its liquidity and flexibility in the management of its business. However, the Company has indicated that, with the completion of Offering, it has accomplished its capital raising goals for the foreseeable future. The Company may, however, consider, from time to time, subject to market conditions and other considerations, raising equity, equity-linked or debt capital pursuant to its existing shelf registration statement or otherwise.

5.C    Research and Development, Patents and Licenses, etc.

(a)    Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. Research and development expenses are incurred prior to the time that revenue is generated from new products. It may take many years to realize the benefit of research and development expense, if any is realized at all. As of December 31, 2011, 429 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participations in such expenditures (mainly by the Government of Israel) for the periods indicated:

	Year ended December 31,
	2011	2010	2009
	(in thousands)
Internally-funded research and development expenditures	$84,180	$78,327	$64,106
Governmental participations	1,985	2,864	2,212

Total outlay for research and development	$86,165	$81,191	$66,318

The governmental participations in the year ended December 31, 2011 represent funding of $1.2 million by the OCS through a royalty-free program for the development of generic technologies and $0.8 million by the Commission of the European Community.

Israeli Government consent is required to manufacture products developed with OCS participations outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. Such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how.

(b)    Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. According to the Company’s records as of January 31, 2012, at that date the Company held 134 United States patents, and 128 corresponding non-United States patents, and had 44 United States patent applications, and 209 non-United States patent applications, pending.

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

5.D    Trend Information

The recovery in global economic conditions continued throughout 2011 despite the uncertainty surrounding the Euro zone. This recovery contributed to an increase in demand for consumer end products, particularly smartphones, tablets and other electronic devices. Nevertheless, conditions in the electronics industry, particularly in the Far East, are tied to the global economic climate, and any downturn with respect thereto would negatively impact the electronics industry and the Company’s business.

During the second half of 2011, previously announced capital expenditure plans by FPD manufacturers, mainly in China, were delayed until the latter part of 2012 or the beginning of 2013. Accordingly, the Company anticipates that 2012 revenues from its FPD products will be significantly lower than those for 2011, as manufacturers utilize existing capacity in response to the situation in the early part of 2012 of overcapacity in manufacturing capability for LCD televisions. In addition, the Company believes that the longer-term recovery in demand for LCD televisions will be a gradual one. Increasing demand for consumer end products that include smaller FPDs, though stimulating some capital expenditures by FPD manufacturers, is not compensating for the sharp reduction in the overall capital expenditure forecasted for 2012 in this industry. In 2011, the Company recorded a $6.7 million write-down of inventories primarily associated with its FPD business and may incur additional write-downs in the future if industry conditions are worse than anticipated. The Company’s FPD orders consist of product orders for which written authorizations have been accepted and assigned shipment dates for such orders are expected within the ensuing three to twelve months. Orbotech does not include maintenance revenues in its determination of orders for this purpose. Orders on any particular date are not necessarily indicative of actual sales for any succeeding period, as customers may delay delivery of products or cancel orders prior to shipment. Historically, such orders represented a substantial portion of revenue from the sale of FPD products in a twelve month period; however, more recently, contracted FPD orders represent a significantly smaller portion of the Company’s FPD revenue in any period. In addition, lead times for the Company’s FPD products have become shorter, thereby decreasing the Company’s visibility into its FPD business and placing additional pressure on the Company’s manufacturing capabilities.

The economic recovery fueled an increase in global PCB production in 2011, which is estimated to have grown by approximately 4.8% during the year, based on the dollar value of production. This was reflected in significant investments by PCB manufacturers, both in new fabrication plants and in expanding and upgrading existing plants, leading to an increase of approximately 30% in the Company’s PCB-related business in 2011 compared to 2010. In 2011, growth in the Company’s PCB business was driven by demand for its yield-enhancing and production solutions, including its technologically advanced direct imaging, digital legend printing and automated optical repair products, some of which have become critical in the mass production of high-density interconnect PCBs. The Company expects that aggregate revenues from its digital legend printing, automated optical repair and high-speed UV laser drilling products will increase significantly in 2012, as PCB manufacturers become increasingly aware of the benefits afforded by these products. Additional growth was also driven by the application of the Company’s PCB products into new areas, such as manufacturing of touch screens and assembly of IC substrates. As a consequence of this and the other factors described above, the Company anticipates continued improvement in its PCB and ECM business in 2012 as compared with 2011.

The Company’s gross profit margin during 2011 was approximately 40.5% (after taking into account the write-down of inventories in 2011 of $6.7 million). The Company expects that it may experience continued pricing pressure, stemming mainly from competitive factors. Nevertheless, it believes that the continued positive effects of cost reduction steps, the improved utilization rates at its facilities and more favorable product mix, including new and premium products, will lead to slightly improved margins in its business during 2012 as compared with 2011.

During 2012, the Company intends to continue to invest in its long-term research and development program at a level similar to its 2011 investments with a shift in emphasis towards long-term projects. The Company’s plans include focusing on expanding and improving its portfolio of PCB and other ECM products. The Company believes that its longstanding policy of consistent, steady and selective investments in research and development will enable it to continue to serve its customers throughout varied business cycles and to capitalize on business conditions.

The Company intends to continue to pursue acquisitions to expand its product offerings to its existing PCB and FPD customers, enter new industries and broaden and develop its character recognition, artificial intelligence and related forms processing software platform.

The Company anticipates that its business will continue to benefit from its current positioning, as both PCB and FPD production in China expands and shifts towards higher end technology in response to the increasing local consumer demand for electronic devices. As a result of this geographic trend, the Company will, however, become increasingly exposed to the risks and complexities inherent in doing business in international markets, some of which are particularly acute in China.

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

5.F    Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2011:

	(Dollars in millions)
	Payment due
	Total	At December 31, 2011	in 2012	2012-2014	2015-2016	2017 and beyond
Contractual Obligations:
Operating leases	29.8	29.8	9.8	22.1	7.7	—
Purchase obligations	97.5	97.5	97.5	97.5	—	—
Loan Agreements	96.0	96.0	32.0	96.0	—	—

Total	223.3	233.3	139.3	215.6	7.7	—

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

The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $20.0 million at December 31, 2011, of which $16.9 million was classified as long-term liabilities and $3.1 million was classified as short-term liabilities. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these uncertain tax position obligations are not included in the table above.

5.G    Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.	Directors, Senior Management and Employees

6.A    Directors and Senior Management

As of January 31, 2012, the Directors and the Senior Management and Corporate Officers of the Company (the “Director and/or Executives”) were as follows:

Name	Date of Birth	Director Since	Position with the Company
Yochai Richter (1)	September 17, 1942	1992	Active Chairman of the Board of Directors of the Company (the “Board”); Class I Director
Dr. Michael Anghel (2)	January 13, 1939	2008 (3)	Chairman of the Audit Committee of the Board; External Director
Haim Benyamini	November 11, 1938	2009	Class II Director
Yehudit Bronicki	December 29, 1941	2000 (4)	Class III Director
Dan Falk (5)	January 12, 1945	1997	Chairman of the Remuneration and Nominating Committees of the Board; Class II Director
Gideon Lahav (6)	December 9, 1929	2009 (7)	External Director
Dr. Jacob Richter (1)	December 24, 1945	2012 (8)	Director
Eliezer Tokman (9)	May 13, 1950	2007	Class I Director
Prof. Shimon Ullman (10)	January 28, 1948	1992	Class II Director
Arie Weisberg	October 19, 1950	2010	Class III Director
Raanan Cohen	April 1, 1955		President and Chief Executive Officer
Asher Levy	February 15, 1959		President Global Business
Amichai Steimberg	May 25, 1962		Chief Operating Officer
Abraham Gross	April 29, 1951		Executive Vice President and Chief Technology Officer
Doron Abramovitch	September 29, 1968		Corporate Vice President and Chief Financial Officer
Adrian Auman	December 16, 1954		Corporate Vice President Investor Relations and Special Projects
Michael Havin	December 14, 1958		Corporate Secretary

The above table should be read in conjunction with Item 6—Directors, Senior Management and Employees—Board Practices—Membership of Board; External Directors; Independent Directors; Financial Experts.

(1)	Yochai Richter and Dr. Jacob Richter are brothers.

(2)	Member of the Audit Committee of the Board and the Remuneration Committee of the Board (the “Audit Committee” and the “Remuneration Committee”, respectively).

(3)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006; and as an external director between June 21, 2000 and June 25, 2006.

(4)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(5)	Member of the Audit Committee, the Remuneration Committee and the Nominating Committee of the Board (the “Nominating Committee”).

(6)	Member of the Audit Committee and the Nominating Committee.

(7)	Mr. Lahav also served as a director of the Company between December 28, 1998 and June 25, 2006; and as an external director between June 21, 2000 and June 25, 2006.

(8)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009. For information about Dr. Richter’s appointment to the Board in 2012, see below—Board Practices—Membership of Board; External Directors; Independent Directors; Financial Experts.

(9)	Member of the Remuneration Committee.

(10)	Member of the Nominating Committee.

*  *  *  *  *  *  *  *  *  *

Yochai Richter has been the Active Chairman of the Board since May 8, 2006, and was the Chief Executive Officer of the Company from November 2002 to May 8, 2006. He was the President and Chief Executive Officer from November 1994 to November 2002 and was a joint Managing Director and Chief Executive Officer from October 1992 to November 1994. Mr. Richter was among the founders of Orbot and served as a member of the board of directors and as a managing director of that company from its organization in 1983 until the Merger. He received his degree in mathematics from the Technion-Israel Institute of Technology (the “Technion”) in Haifa in 1972.

Dr. Michael Anghel is a member of the board of directors of Partner Communications Company Ltd., a cellular telephone company and Syneron Medical Ltd., which designs, develops and markets aesthetic medical products, both of which are Israeli Nasdaq-listed companies. He is also a director of the Strauss-Group Ltd., Dan Hotels Corporation Ltd, Evogene Ltd. and BioLineRx Ltd., all of which are Israeli companies listed on the Tel Aviv Stock Exchange ( the “TASE”). Dr. Anghel is chairman of Gravity Ltd., and also serves as chairman of the board of directors of the Israeli Center for Educational Technology. From 2004 to 2005, he served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”). Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company and the major Israeli cellular telephone company, as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

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

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd., which develops and provides multimedia digital recording solutions, Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Orad Hi-Tec Systems Ltd., an Israeli company, and is a member of the boards of directors of Plastopil Ltd., Amiad Filtration Systems Ltd. and Oridion Medical Systems Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August 1995 to July 1999 and, between June 1994 and August 1995, served as its Executive Vice President and Chief Financial Officer. Prior thereto, he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Israel Discount Bank Ltd., prior to joining Orbot.

Gideon Lahav serves as a member of the boards of directors of DIC, Koor Industries Ltd. and The First International Bank of Israel Ltd., all of which are Israeli publicly-traded companies. From 1991 to 1997, he served as the chairman of the boards of directors of IDB and its major banking subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Mortgage Bank Ltd. From 1986 to 1991, he served as the managing director of IDB and, from 1979 to 1986, as its deputy general manager. From 1974 to 1979 Mr. Lahav held the position of general manager of Barclays Discount Bank Ltd. (subsequently renamed Mercantile Discount Bank Ltd.). Between 1953 and 1974 he served in various capacities with the Government of Israel, including with the Ministry of Finance and the Ministry of Foreign Affairs, and, from 1969 to 1974, as the Director General of the Ministry of Industry and Trade. Mr. Lahav received his bachelor’s degree in economics from the Hebrew University in 1953.

At its meeting held on January 1, 2012, the Board appointed Dr. Jacob Richter as a member of the Board, with immediate effect, to hold office until the 2012 Annual General Meeting, but did not designate him into any class. Dr. Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company that designs, manufactures and sells stents, and has been a director of that company since 1993. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994, and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992, and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

Eliezer Tokman currently serves as the chief executive officer of Siemens Israel and on the boards of directors of a number of privately-held companies. From 2001 to 2002, he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001, he was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998, Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

Dr. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Dr. Ullman was previously a full professor at the

Artificial Intelligence Laboratory of MIT. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Dr. Ullman is a member of the Israel Academy of Sciences and Humanities and was the 2008 recipient of the international Rumelhart award in human cognition.

Arie Weisberg serves as a member of the board of directors of Lumenis Ltd., an Israeli Nasdaq-listed company, and Advanced Vision Technology Ltd. From May 2006 to June 2009, he was President and Chief Operating Officer of the Company. From November 2002 to May 2006, he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000, he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000, he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995, he was co-general manager of Orbotech S.A. and from July 1991 to January 1993, he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988, he was west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

Raanan Cohen has been the President and Chief Executive Officer of the Company since July 2009, and served as Chief Executive Officer from May 2006 to June 2009. From November 2002 to May 2006, he was Co-President for Business and Strategy, and from January 2000 to November 2002, he served as Executive Vice President and President of the Printed Circuit Board Division. From September 1997 to January 2000, he was the president and chief executive officer of Orbotech, Inc. From January 1994 to September 1997, he was the Vice President for the PCB-AOI Product Line and, from 1991 to January 1994, was the PCB product line manager of Orbot and, after consummation of the Merger, of the Company. He joined Orbot in 1984, where he held various programming and product and project management positions until 1991. Prior to joining Orbot, he held positions as a programmer at Telrad Networks Ltd. He received a bachelor’s degree in computer science from the Hebrew University.

Asher Levy has been President Global Business since June 2010 and served as Deputy Chief Executive Officer—Global Business from July 2009 to May 2010. From July 2006 to June 2009, he served as Executive Vice President for Business and Strategy, prior to which he had, from November 2002 to July 2006, served as Corporate Vice President and President of the Printed Circuit Board Division. From November 2000 to October 2002, he served as the managing director of Orbotech Technology Ventures, the wholly-owned venture capital fund of the Company, and from June 1997 to July 2000, he served as the President of Orbotech Pacific Ltd. He joined Orbot in 1990, and between that time and 1997 he held various managerial and marketing positions with Orbot and, following the Merger, with the Company, including vice president for sales and marketing at Orbotech, Inc. Prior to joining Orbot, Mr. Levy worked for Apple Computer, Inc. and Digital Equipment Corporation. Mr. Levy holds a bachelor’s degree in industrial engineering and management from Ben-Gurion University of the Negev in Israel and a master’s degree in business administration from Tel Aviv University. He is a graduate of the advanced management program at Harvard Business School.

Amichai Steimberg has been Chief Operating Officer since June 2010 and served as Deputy Chief Executive Officer—Global Finance and Operations from July 2009 to May 2010. From May 2006 to June 2009, he served as Executive Vice President and Chief Financial Officer, prior to which he had, from August 2000 to May 2006, served as Corporate Vice President for Finance and Chief Financial Officer. From January 1997 to July 2000, he served as the Executive Vice President of Orbotech, Inc., and from 1995 to January 1997, he served as that company’s Vice President Finance and Operations. Prior to joining Orbotech, Mr. Steimberg was Chief Financial Officer of Orbot Instruments Ltd. Mr. Steimberg obtained his bachelor’s degree in agricultural economics and business administration from the Hebrew University.

Dr. Abraham Gross has been Corporate Executive Vice President and Chief Technology Officer since July 2009. From May 2006 to June 2009, he served as Executive Vice President and Chief Technology Officer. From 2000 to May 2006, he served as Chief Scientist of the Company. From 1998 to 2000, during a leave of absence from Orbotech, he served as the chief engineer of Microvision, Inc., a Seattle-based developer of high resolution, scanned beam display and imaging systems. Prior to 1998, and since joining the Company in 1985, Dr. Gross held various managerial and research positions, in the course of which he has been involved in the research and development of optical techniques for testing and inspection of electronic materials, laser plotter technologies and laser matter interaction. Dr. Gross has authored numerous scientific publications in the field of electro-optics and optical engineering. He received both his bachelor’s and master’s degrees in physics from the Technion, and holds a doctorate in physics and atmospheric sciences from Drexel University.

Doron Abramovitch has been Corporate Vice President and Chief Financial Officer since May 1, 2011. Prior to joining Orbotech, from April 2010 to April 2011, Mr. Abramovitch served as senior executive vice president and chief operating officer of Bagir Group Ltd. (“Bagir”), until 2007 an Israeli TASE-listed company, where he was responsible for worldwide operations. From 2005 to April 2010, he served as chief financial officer of Bagir and, from April 2009 to April 2011, as chief executive officer of Bagir’s German subsidiary. Prior to joining Bagir, Mr. Abramovitch served, from 2000 to 2005, as chief finance officer and, from 2004 to 2005, as chief executive officer and chief finance officer, of Phytech Technologies (2000) Ltd. Mr. Abramovitch is a certified public accountant and received a bachelor’s degree and his master’s degree in business administration from Tel Aviv University.

Adrian Auman has been Corporate Vice President Investor Relations and Special Projects since September 2008. From May 2006 to September 2008 he was Vice President for Finance and Investor Relations, prior to which he had, since January 2000, served as Director of Finance and Investor Relations and, from July 1997 to January 2000, as Director of Finance. He was the financial controller of the Company from October 1992 to July 1997 and was the financial controller of Orbot from 1988 until the Merger. Prior to joining Orbot, he was an audit supervisor at Kesselman & Kesselman, independent registered public accountants in Israel, from 1986 to 1988 and a tax manager at Goldstein, Golub, Kessler & Co., certified public accountants, from 1979 to 1985. He is a certified public accountant both in Israel and the United States and has a master’s of science degree from Pace University in New York.

Michael Havin has been Corporate Secretary since August 1996. Prior to joining the Company he practiced as a commercial attorney in Jerusalem from 1991 to 1995 and in Melbourne, Australia, from 1983 to 1989. He is qualified to practice law both in Israel and in Australia and holds bachelor of laws and bachelor of arts degrees from Monash University in Melbourne.

The Articles of Association of the Company (the “Articles”) provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director provided that such appointment is approved by a majority of the directors then in office, and that such appointing director may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the earlier of (i) the appointing director ceasing to be a director; (ii) the appointing director terminating the appointment; or (iii) the occurrence, with respect to the alternate, of any of the circumstances under which a director shall vacate his or her office. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors, and a person who is not qualified to be appointed as an ‘independent’ director may not be appointed as an alternate to an independent director. See Membership of Board; External Directors; Independent Directors; Financial Experts below with respect to independent directors. At present, there are no appointments of alternate directors in effect.

The Articles also provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a Managing Director such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board.

Yochai Richter and Dr. Jacob Richter are brothers. Other than that, there are no family relationships among any of the Directors and Executives. None of the Directors or Executives is elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B    Compensation

The following table sets forth, with respect to the Directors and Executives as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2011:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for stock options, Restricted Shares and RSUs
All Directors and Executives as a group (consisting of 17 persons including one person who is no longer a Director or Executive)	$5,283,810	$471,362	$1,097,187

(a)    Remuneration of the Active Chairman of the Board

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and 200% of such payment times the number of years employed if the Company terminates the agreement other than for cause (in which case his severance payment would be between zero and half such amount).

The Remuneration Committee, the Audit Committee, the Board and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $473,390 will be paid to Mr. Richter in respect of 2011. Pursuant to shareholder approval, commencing from the 2010 Annual General Meeting of the Company, Mr. Richter became eligible to participate in the 2005 Directors Plan (as defined below) and will, for as long as he remains the Chairman of the Board, continue to receive annual equity-based remuneration with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares. In addition, as a continuing employee, equity awards made to Mr. Richter prior to his becoming so eligible will continue to vest and become exercisable on their original terms.

(b)    Other Directors’ Remuneration

Under arrangements approved by the Audit Committee, the Board and the shareholders of the Company, each of the members of the Board who is not, or will in the future cease to be, an employee of the Company is remunerated, as of September 2008, as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition, the Audit Committee, the Board and the shareholders of the Company have resolved that: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect changes in the Israeli CPI in the manner provided in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Regulations”); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments, and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Regulations. On December 31, 2011, after adjustment as described in (iii) above, the annual payment to each non-employee director stood at NIS 71,860.35; and the participation compensation to each non-employee director stood at NIS 2,763.86.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”), which was amended with shareholder approval at the 2010 Annual General Meeting of the Company. Under the 2005 Directors Plan (as amended), each director who is in office immediately after any annual general meeting of shareholders of the Company, including external directors and directors who are employees of the Company, but not including the Chief Executive Officer (even if a director), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and Restricted Shares or RSUs, with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares with respect to the Chairman of the Board, and with an aggregate value equal to the lesser of $35,000 and the value of 3,000 Restricted Shares with respect to each other eligible director under the 2005 Directors Plan. Awards will be granted to the extent that there are sufficient Ordinary Shares reserved under the 2000 Plan, the 2010 Plan and any other equity remuneration plan of the Company. Equity awards under the 2005 Directors Plan will, to the extent that there are sufficient options available for grant under the applicable Company equity plan, be apportioned at a ratio of one Restricted Share or RSU for every 2.5 Ordinary Shares subject to an option. All awards vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity plan under which they are awarded. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability), any options unexercised, or Restricted Shares or RSUs unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately.

(c)    Equity Awards to Directors

During the year ended December 31, 2011: (i) an option to purchase 4,583 Ordinary Shares, at an exercise price of $12.48 per share and expiring on June 25, 2018, was granted and 1,833 Restricted Shares were awarded, to the Active Chairman of the Board; and (ii) an option to purchase 3,667 Ordinary Shares, at an exercise price of $12.48 per share and expiring on June 25, 2018, was granted and 1,467 Restricted Shares were awarded, to each other director of the Company (other than Dr. Jacob Richter, who was not in office immediately after the 2011 annual general meeting of shareholders of the Company). All of these awards were made as part of the 2005 Directors Plan, are subject to the terms of the 2000 Plan and will vest in full on May 31, 2012. For information concerning the method of calculation of the number of Ordinary Shares subject to stock options and Restricted Shares or RSUs awarded to directors under the 2005 Directors Plan, see—Other Directors’ Remuneration.

During 2011, no options to purchase Ordinary Shares were exercised by any directors of the Company. In addition, during 2011, a total of 21,364 Restricted Shares held by directors (all of which were granted during 2008 or 2010) vested.

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

So long as any member of the Board, including the Active Chairman of the Board, remains a director of the Company, any future equity awards to such director, other than under the 2005 Directors Plan, would require specific shareholder approval.

For information as to equity awards during 2011 to Directors and Executives as a group, see Item 6.E—Share Ownership—Certain Information Concerning Equity Awards to Directors and Executives.

6.C    Board Practices

(a)    Membership of Board; External Directors; Independent Directors; Financial Experts

The Board consists of three classes of directors (not including external directors who do not form part of any class), with one class being elected each year by shareholders at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. No benefits are received by the Directors upon the expiration of their term of office. At the Company’s 2001 annual general meeting, all of the directors of the Company (other than the external directors) were designated into one of the three different classes. The external directors, who currently serve three year terms as required by Israeli law, do not form part of any class and are elected according to the Companies Law.

The three classes of directors are designated Class I Directors, Class II Directors and Class III Directors. The current terms of the Class II Directors will expire at the annual general meeting of shareholders to be held in 2012, the current terms of the Class III Directors will expire at the annual general meeting of shareholders to be held in 2013 and the current terms of the Class I Directors will expire at the annual general meeting of shareholders to be held in 2014. Mr. Yochai Richter and Mr. Eliezer Tokman are the current Class I Directors; Mr. Haim Benyamini, Mr. Dan Falk and Dr. Shimon Ullman are the current Class II Directors; and Mrs. Yehudit Bronicki and Mr. Arie Weisberg are the current Class III Directors. In accordance with the Articles, any vacancies on the Board, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles). At the meeting held on January 1, 2012, the Board, under this mechanism, appointed Dr. Jacob Richter as a member of the Board with immediate effect, to hold office until the 2012 Annual General Meeting; however, Dr. Richter was not designated into any class.

The Articles provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board is presently comprised of ten members, two of whom were elected as external directors under the provisions of the Companies Law (discussed below); one by the shareholders at the Company’s 2009 annual general meeting of shareholders and the other by the shareholders at the Company’s 2011 annual general meeting of shareholders.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as ‘external directors’. No person may be appointed as an external director if such person is a relative of a controlling shareholder, or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed, with any controlling shareholder of the company, with a relative of such controlling shareholder, or with any entity controlled by the company or by a controlling shareholder of the company, or, if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, any affiliation, at the time of the appointment, to the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis or control, as well as service as an office holder (as that term is defined in the Companies Law) (which term includes a director).

In addition, no person may serve as an external director if: (a) the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director; (b) at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described in the previous paragraph, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with such person’s services as an external director, other than as permitted under the Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors who are not controlling shareholders of such company or their relatives, are of the same gender, then the external director to be elected must be of the other gender.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice, provided that at least one of the external directors has financial and accounting expertise. The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration those criteria and matters set forth in the regulations. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of the company’s activities and the number of directors. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

External directors are elected for a term of three years and may be re-elected to two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (a) the reappointment of the external director has been proposed by one or more shareholders holding together one percent or more of the aggregate voting rights in the company, and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (i) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and abstentions are disregarded, and (ii) the total number of shares of shareholders who do not have a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and/or who are not controlling shareholders, present and voting in favor of the appointment exceed two percent of the aggregate voting rights in the company; or (b) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director.

However, under regulations promulgated pursuant to the Companies Law, companies, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable, provided that, if an external director is being re-elected for an additional term or terms beyond the three three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the majority of shareholders required for the initial appointment of an external director and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.

Following the termination of service of an external director, a public company, a controlling shareholder thereof and any entity controlled by a controlling shareholder, may not grant any benefit, directly or indirectly, to any person who served as an external director of such public company, or to his or her relative, including, not appointing such person, or his or her relative, as an office holder of such public company or of any entity controlled by a controlling shareholder of such public company, not employing such person or his or her relative and not receiving professional services for pay from such person or his or her relative, either directly or indirectly, including through a corporation controlled by such person, or his or her relative, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child and until the lapse of one year from termination of office with respect to other relatives of the former external director.

Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voting, or that the non-controlling shareholders or shareholders who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder) who are present and voted against the election hold two percent or less of the voting power of the company.

Under the Companies Law, an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duty of loyalty and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duty of loyalty to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

In a 2008 amendment, the Companies Law introduced the concept of ‘independent’ directors in addition to external directors. This concept was reinforced in a 2011 amendment to the Companies Law. An independent director is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed.

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

Regulations promulgated pursuant to the Companies Law provide that a director in a company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards for audit committee membership and who meets certain non-affiliation criteria, which are less stringent than those applicable to external directors, would be deemed an ‘independent’ director pursuant to the Companies Law provided he or she has not served as a director for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

Furthermore, pursuant to these regulations, such company may reappoint a person as an independent director for additional terms, beyond nine years, which do not exceed three years each, if the audit committee and the board of directors determine that in light of the independent director’s expertise and special contribution to the board of directors and its committees, the reappointment for an additional term is to the company’s benefit.

Although the Company has not included in its Articles a provision providing that a specified number of its directors be independent directors, it believes that five of its current ten directors qualify as independent directors under the Companies Law, an additional two of its current directors who have served as directors for more than nine consecutive years could qualify as independent directors under the Companies Law if its Audit Committee and Board were to make the determination as aforesaid and seven of them would qualify as independent under Nasdaq independence standards.

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

There are not any directors’ service contracts with the Company providing for benefits on termination of employment. For information as to the employment agreement of the Active Chairman of the Board with the Company, which provides for benefits on termination of employment, see Item 6—Directors, Senior Management and Employees—Compensation—Remuneration of the Active Chairman of the Board.

(b)    Committees of the Board

(i)    Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors, including all of the external directors, the majority of whom must be independent directors. The Companies Law further stipulates that the following may not be members of the audit committee: (a) the chairman of the board of directors; (b) any director employed by or providing services on an ongoing basis to the company, to a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company; (c) a director whose livelihood depends on a controlling shareholder; and (d) a controlling shareholder or any relative of a controlling shareholder.

The Companies Law further requires that: (i) the chairperson of the audit committee must be an external director; (ii) generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings; and (iii) the quorum required for the convening of meetings of the audit committee and for adopting resolutions by the audit committee be a majority of the members of the audit committee, provided that the majority of the members present are independent directors and at least one of them is an external director.

The responsibilities of the audit committee under the Companies Law include: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (c) reviewing and deciding whether to approve certain related party transactions and certain transactions involving conflicts of interest; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (f) examining the external auditor’s scope of work as well as the external auditor’s fees and providing the corporate organ responsible for determining the external auditor’s fees with its recommendations; and (g) providing for arrangements as to the manner in which the company will deal with employee complaints with respect to deficiencies in the administration of the company’s business and the protection to be provided to such employees.

Dr. Michael Anghel, Mr. Dan Falk and Mr. Gideon Lahav are the current members of the Audit Committee. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards, and, as external directors, each of Dr. Anghel and Mr. Lahav qualifies as an independent director under the Companies Law. In addition, the Audit Committee and the Board have determined that Mr. Dan Falk also qualifies as an independent director under the Companies Law.

The Audit Committee oversees the accounting and financial reporting processes of the Company. It also provides assistance to the Board in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting and internal control functions of the Company. In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. See Item 16C—Principal Accountant Fees and Services. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors. However, under Israeli law, the appointment of external auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the external auditors to the Board, and the Company’s shareholders have done so in the past. In addition, pursuant to the Companies Law, the Audit Committee is required to examine the external auditors’ fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the external auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the external auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board and approved by either the shareholders or the Board, as the case may be.

(ii)    Remuneration Committee

The role of the Remuneration Committee is to provide assistance and make independent recommendations to the Board concerning matters related to the compensation of directors and certain executive employees of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). The Remuneration Committee is also authorized to administer the Company’s equity remuneration plans. Under the Companies Law, the Remuneration Committee may need to seek the approval of the Audit Committee, the Board and the shareholders for certain compensation decisions. Each member of the Remuneration Committee is an ‘independent director’ in accordance with the Nasdaq listing standards. Dr. Michael Anghel, Mr. Dan Falk and Mr. Eliezer Tokman are the current members of the Remuneration Committee.

Pursuant to the Companies Law, a remuneration committee that meets all of the requirements applicable to audit committees may approve, prior to the approval of the board of directors, any arrangement between a company and an office holder who is not a director as to such office holder’s terms of office and employment, including, a grant of exemption, indemnification and insurance, that otherwise would have required approval of the audit committee.

(iii)    Nominating Committee

The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board, to recommend such individuals for nomination for election to the Board and to make recommendations to the Board concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting members of the Board and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to the responsibilities of the Board in the context of the existing composition and needs of the Board and its committees. Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. Mr. Dan Falk, Mr. Gideon Lahav and Dr. Shimon Ullman are the current members of the Nominating Committee.

(c)    Executive Sessions

At least twice per annum the independent directors of the Company meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

6.D    Employees

As of December 31, 2011, the Company employed 1,755 people, of whom 600 were based in Israel, 687 in the Far East, 149 in Europe, 102 in Japan and 217 in the United States; and of whom 429 were employed in research and development, 764 in marketing, sales and service, 258 in production and 304 in management and administration. As of December 31, 2010, the Company employed 1,770 people, of whom 629 were based in Israel, 647 in the Far East, 166 in Europe, 107 in Japan and 221 in the United States; and of whom 456 were employed in research and development, 713 in marketing, sales and service, 290 in production and 311 in management and administration. As of December 31, 2009, the Company employed 1,602 people, of whom 613 were based in Israel, 513 in the Far East, 156 in Europe, 106 in Japan and 214 in the United States; and of whom 409 were employed in research and development, 629 in marketing, sales and service, 264 in production and 300 in management and administration.

The Company considers its relations with its employees to be satisfactory and has not experienced a significant labor dispute or strike. The Company is not a party to any collective bargaining agreement with respect to its Israeli employees. However, the Company is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which are applicable to the Company’s Israeli employees by virtue of expansion orders of the Israeli Minister of Industry, Trade and Labor. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the work day and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimum. An additional significant provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time.

The severance pay liability of the Company and its Israeli subsidiary to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to section 14 of the Israeli Severance Pay Law, certain of the Company’s liabilities for employee rights upon retirement are covered by regular contributions to defined contribution plans. The Company has no legal or constructive obligation to pay further contributions should the fund(s) not hold sufficient assets to pay all severance payments relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning the Company’s liability for severance pay, see Note 7 to the Financial Statements.

6.E    Share Ownership

(a)    General

The Company presently administers the 2000 Plan and the 2010 Plan, both of which were adopted with shareholder approval, as well as a number of equity remuneration plans which were administered by PDI prior to consummation of the PDI Acquisition and were assumed by the Company as part of the PDI Acquisition (the “PDI Equity Remuneration Plans”). These plans are discussed in further detail below.

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

For further information concerning equity awards, see Notes 1t and 9 to the Financial Statements.

(b)    Equity Plans

(i)    The 2000 Plan

On June 21, 2000, the Board adopted, and the Company’s shareholders subsequently approved, the Employee Share Ownership and Option Plan (2000), which was amended in 2003 with shareholder approval, and was broadly amended, restated and renamed in 2005, also with shareholder approval. The 2000 Plan is intended to provide incentives to employees, officers, directors and/or consultants of the Company, other companies, partnerships or entities in Israel in which the Company holds, directly or indirectly, at least a 50% equity interest and/or the Company’s subsidiary entities and their respective subsidiary entities outside Israel, by providing them with the opportunity to purchase or receive shares of the Company.

The 2000 Plan is designed to enable the Company to grant options to purchase Ordinary Shares and issue shares under various and different tax regimes including, without limitation: (i) pursuant and subject to Section 102 of the Tax Ordinance or any provision which may amend or replace it and any regulations, rules, orders or procedures promulgated thereunder and to designate them as either grants made through a trustee or not through a trustee; (ii) pursuant and subject to Section 3(i) of the Tax Ordinance; (iii) as ‘incentive stock options’ within the meaning of Section 422(b) of the U.S. Internal Revenue Code of 1986, as amended from time to time (the “Code”); (iv) as options to U.S. taxpayers which would not qualify as ‘incentive stock options’; (v) to grantees in jurisdictions other than Israel and the United States; and (vi) as Restricted Shares (provided that the aggregate number of Restricted Shares awarded (net of forfeitures, as described in the 2000 Plan) may not exceed 400,000). The 2000 Plan will terminate on June 4, 2015 (except as to awards outstanding on that date).

During 2011, under the 2000 Plan: (i) options to purchase a total of 280,619, 221,587 and 427,728 Ordinary Shares (having respective weighted average exercise prices of $11.04, $5.23 and $12.82 per share) were awarded, exercised and cancelled, respectively; and (ii) a total of 13,569 and 5,000 Restricted Shares were granted and forfeited, respectively. As of January 31, 2012, under the 2000 Plan: (i) options to purchase a total of 3 740,632 Ordinary Shares, expiring on various dates between February 5, 2012 and November 9, 2018 and having a weighted average remaining life of 3.95 years and a weighted average exercise price of $11.57 per share, were outstanding (of which 2,081,338 with a weighted average remaining life of 3.11 years and a weighted average exercise price of $13.04 per share had vested); (ii) 391,975 Ordinary Shares remained available for future equity awards (including up to 8,383 Restricted Shares); and (iii) a total of 36,397 Restricted Shares had been forfeited.

(ii)    The 2010 Plan

On July 15, 2010, the Board adopted, and the Company’s shareholders subsequently approved, the 2010 Plan. The 2010 Plan is intended to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and/or of companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest, by providing them with equity-based incentives.

1,000,000 Ordinary Shares were reserved for issuance pursuant to awards granted under the 2010 Plan. The 2010 Plan: (i) provides only for the awarding of Restricted Shares and RSUs and does not provide for the awarding of options to purchase Ordinary Shares; (ii) introduces performance-based equity awards to the Company’s equity program and provides that an aggregate of 250,000 or more of the Ordinary Shares subject to awards made under the 2010 Plan are to be subject to performance-based criteria to be established by the Board (but which shall be linked to the Company’s profitability); (iii) provides that if any award granted under the 2010 Plan expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminates for any reason without a delivery to the participant of the full number of Ordinary Shares to which the award related, the Ordinary Shares under such award which were not so delivered shall again be available for the purposes of the 2010 Plan; but that Ordinary Shares not delivered pursuant to performance-based Restricted Shares or RSUs which expire, terminate or are forfeited or lapse solely because the performance goals with respect thereto were not attained will not again be available for purposes of the 2010 Plan; and (iv) provides that if the employment or services of a grantee of Restricted Shares or RSUs with or to the Company is or are terminated prior to the full vesting of, and lapsing of forfeiture provisions on, such award for any reason, the Restricted Shares or RSUs held by such participant that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the applicable agreement provides otherwise). The Company’s general policy is to settle RSUs granted under the 2010 Plan through the issuance of Ordinary Shares rather than in cash, other securities, other awards under the 2010 Plan or other property. The 2010 Plan will terminate on July 14, 2020 (except as to awards outstanding on that date).

During 2011, under the 2010 Plan: (i) 154,448 non-performance-based, and 93,702 performance-based, RSUs were awarded; (ii) no Restricted Shares were awarded; (iii) no RSUs were settled; and (iv) 15,150 RSUs were cancelled. As of January 31, 2012, under the 2010 Plan: (i) a total of 221,098 non-performance-based, and 126,102 performance-based, RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 652,800 Ordinary Shares remained available for future equity awards.

(iii)    The PDI Equity Remuneration Plans

During 2011, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 143,145 and 16,912 Ordinary Shares (having respective weighted exercise prices of $6.41 and $10.15 per share) were exercised and cancelled, respectively; and (ii) a total of 138,457 and 5,123 RSUs vested and were cancelled, respectively. As of January 31, 2012, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 227,796 Ordinary Shares, expiring on various dates between February 9, 2012 and November 10, 2015 and having a weighted average remaining life of 2.18 years and a weighted average exercise price of $10.89 per share, were outstanding (of which 225,426 with a weighted average remaining life of 2.18 years and a weighted average exercise price of $10.94 per share had vested); and (ii) a total of 110,295 RSUs were outstanding.

(c)    Certain Information Concerning Equity Awards to Directors and Executives

The following table sets forth for all Directors and Executives as a group, including all persons who were at any time during the period indicated Directors or Executives, certain information in respect of both the 2000 Plan and the 2010 Plan concerning: (i) equity awards granted by the Company between January 1, 2011 and December 31, 2011; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2011.

	Plan
Equity Awards Granted:	2000	2010
• Number of Ordinary Shares subject to options	39,519	N/A
• Weighted average option exercise price per Ordinary Share	$12.66	N/A
• Year of expiration of options	2018	N/A
• Number of Restricted Shares	13,569	0
• Number of RSUs	N/A	67,150

Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	26,750	N/A
• Weighted average option exercise price per Ordinary Share	$4.69	N/A
• Restricted Shares vested	52,864	0
• RSUs vested	N/A	0

Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	32,150	N/A
• Weighted average option exercise price per Ordinary Share	10.67	N/A
• Number of Restricted Shares	0	0
• Number of RSUs	N/A	5,700

Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	1,062,193	N/A
• Weighted average option exercise price per Ordinary Share	$12.11	N/A
• Weighted average remaining option life (years)	3.56	N/A
• Number of Restricted Shares	232,317	0
• Number of RSUs	N/A	109,550

(d)    Certain Information Concerning Ordinary Shares Owned by Directors and Executives

The following table sets forth information as of January 31, 2012, concerning the shareholdings of those Directors and Executives known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

Name	Number of Shares (1)	Percentage of Ordinary Shares Outstanding
• Yochai Richter	1,272,074	2.93%(2)
• Michael Anghel	8,058	(3)
• Haim Benyamini	5,177	(3)
• Yehudit Bronicki	9,738	(3)
• Dan Falk	17,738	(3)
• Gideon Lahav	5,937	(3)
• Jacob Richter	3,033,945	7.00%(2)
• Eliezer Tokman	8,206	(3)
• Shimon Ullman	123,093	(3)
• Arie Weisberg	81,481	(3)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, held by such Directors and Executives. Includes 35,106 Ordinary Shares (in the case of Mr. Weisberg), 31,319 Ordinary Shares (in the case of Mr. Richter), 9,738 Ordinary Shares (in the case of each of Mrs. Bronicki, Mr. Falk and Dr. Ullman), 8,206 Ordinary Shares (in the case of Mr. Tokman), 8,058 Ordinary Shares (in the case of Dr. Anghel), 5,937 Ordinary Shares (in the case of Mr. Lahav), 5,177 Ordinary Shares (in the case of Mr. Benyamini) and 2,440 Ordinary Shares (in the case of Dr. Richter) issued as Restricted Shares—regardless of whether the applicable restrictions have lapsed. For information as to outstanding option awards to directors, see the below table.

(2)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

(3)	Less than 1%.

Ordinary Shares held by Directors and Executives have equal voting rights with those held by other holders of Ordinary Shares.

The following table sets forth information, as of January 31, 2012, concerning all outstanding option awards to directors:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Yochai Richter	Sep-26-2005	23.01	27,500	27,500	0	Sep-25-2012
	Sep-18-2008	9.89	60,000	60,000	0	Sep-17-2015
	Jun-23-2009	7.21	40,000	26,667	13,333	Jun-22-2016
	Sep-1-2010	10.28	4,966	4,966	0	Aug-31,2017
	Jun-26-2011	12.48	4,583	0	4,583	Jun-25-2018

Michael Anghel	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

Haim Benyamini	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

Yehudit Bronicki	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

Dan Falk	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26,2011	12.48	3,667	0	3,667	Jun-25-2018

Gideon Lahav	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

Eliezer Tokman	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

Shimon Ullman	Sep-26-2005	23.01	1,899	1,899	0	Sep-25-2012
	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

Arie Weisberg	Sep-26-2005	24.27	13,750	13,750	0	Sep-25-2012
	Aug-10-2006	22.44	28,100	28,100	0	Aug-9-2013
	Aug-8-2007	21.65	16,000	16,000	0	Aug-8-2014
	Aug-7-2008	11.84	30,000	30,000	0	Aug-6-2015
	Nov-20-2008	3.86	30,000	30,000	0	Nov-19-2015
	Feb-26-2009	4.15	33,750	33,750	0	Feb-25-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	0	3,667	Jun-25-2018

(e)    Option Exchange

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

7.A    Major Shareholders

The following table sets forth information as of January 31, 2012 (except with respect to the shareholders as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Directors and Executives as a group.

Identity of Person or Group	Number of Shares (1)	Percentage of Ordinary Shares Outstanding (1)
• Harris Associates L.P. (2) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	6,010,498	13.87%
• FMR LLC (3) 82 Devonshire Street Boston, Massachusetts 02109	3,100,000	7.15%
• Dr. Jacob Richter (4) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,033,945	7.00%
• T. Rowe Price Associates, Inc. (5) 100 E. Pratt Street Baltimore, Maryland 21202	2,377,184	5.49%
• Directors and Executives as a group (consisting of 17 persons) (6)	5,582,980	12.64%

(1)	The Company had outstanding, on January 31, 2012, 43,327,461 Ordinary Shares. This number does not include a total, as at that date, of 5,470,698 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or were available for grant pursuant to such plans, of which: 3,968,428 were subject to outstanding stock options (of which 2,306,764 had vested); 457,495 were subject to outstanding and unvested RSUs; and 1,044,775 remained available for future equity awards pursuant to such plans, comprised of:

(a)	4,132,607 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, of which:

(i)	3,740,632 were subject to outstanding options (of which 2,081,338 had vested); and

(ii)	391,975 remained available for future equity awards pursuant to the 2000 Plan;

(b)	1,000,000 Ordinary Shares issuable pursuant to equity awards under the 2010 Plan, of which:

(i)	347,200 were subject to outstanding and unvested RSUs; and

(ii)	652,800 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	338,091 Ordinary Shares collectively issuable pursuant to equity awards under the PDI Equity Remuneration Plans, of which:

(i)	227,796 were subject to outstanding options (of which 225,426 had vested); and

(ii)	110,295 were subject to outstanding and unvested RSUs.

Also does not include 1,993,293 Ordinary Shares held at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the SEC.

(2)	As of December 31, 2011, based on a report filed with the SEC dated February 14, 2012. The report indicated sole voting and dispositive power as to all 6,010,498 Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner.

(3)	As of December 31, 2011, based on a report filed with the SEC dated February 14, 2012. The report indicated dispositive power as to all 3,100,000 Ordinary Shares by FMR LLC and by Edward C. Johnson 3d, members of whose family may be deemed to form a controlling group with respect to FMR LLC. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC, is an investment advisor registered under the IAA and is also a beneficial owner of all such Ordinary Shares, all of which are also beneficially owned by Fidelity Low Priced Stock Fund, an investment company registered under the ICA. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. The power to vote all such Ordinary Shares resides with the Fidelity Funds’ Boards of Trustees. Fidelity votes the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

(4)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to all 3,033,945 Ordinary Shares, with Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.

(5)	As of November 30, 2011, based on a report filed with the SEC dated February 8, 2012. The report indicated sole voting power as to 210,484 of such Ordinary Shares, and sole dispositive power as to all 2,377,184 Ordinary Shares, by T. Rowe Price Associates, Inc. (“TRP”), an investment advisor registered under the IAA. For purposes of the reporting requirements of the Exchange Act, T. Rowe Price Associates, Inc. is deemed to be the beneficial owner of such shares; however, it expressly disclaims that it is, in fact, the beneficial owner of such shares.

(6)	Includes 844,916 Ordinary Shares issuable upon the exercise of vested options referred to in footnote (1) above but does not include Ordinary Shares which may become issuable upon the exercise of those options referred to in footnote (1) above which have not yet vested, except to the extent the options become exercisable within 60 days. Also includes 234,757 Restricted Shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

On January 31, 2012, there were 42 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 41,782,091 Ordinary Shares, constituting approximately 96.43% of the outstanding Ordinary Shares as at that date.

The Articles provide that each Ordinary Share shall confer upon its holder the right to vote in general meetings of the Company. All outstanding Ordinary Shares (other than treasury shares) have equal voting rights.

7.B    Related Party Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as ‘Active Chairman of the Board. For information concerning this agreement, see Item 6—Directors, Senior Management and Employees—Compensation—Remuneration of the Active Chairman of the Board.

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

For information concerning the eligibility and participation of directors in the 2005 Directors Plan and information concerning unexercised options and unvested Restricted Shares held by directors, including awards made during 2011, see Item 6—Directors, Senior Management and Employees—Compensation—Remuneration of the Active Chairman of the Board; Other Directors’ Remuneration; Equity Awards to Directors.

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

8.A    Consolidated Statements and Other Financial Information

(a)    Consolidated Financial Statements

See Item 18—Financial Statements and pages F-1 through F-51.

(b)    Export Sales

See Item 5—Operating and Financial Review and Prospects—Operating Results—Geographical Analysis; Worldwide Economic Situation; Cost of Revenues—Geographical Analysis and Worldwide Economic Situation and Note 13a(ii) to the Financial Statements.

(c)    Legal Proceedings

The Company has not been party to any legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar matters or any governmental proceedings known to the Company, the resolution of which against the Company has had in the recent past a material adverse effect on the Company’s financial position or profitability.

As disclosed in the Company’s annual report on form 20-F for the year ended December 31, 2010, on November 16, 2009, GE and GE Medical Systems Israel Ltd. (“GEMSI”), a subsidiary of GE, filed a complaint against the Company and OMS in the District Court in the Central District in Israel (the “Israeli Court”).

On October 31, 2010, GE, GEMSI, OMS and the Company entered into an agreement (“the APA”), pursuant to which GEMSI agreed to acquire the assets of OMS for approximately $9.0 million in cash and up to an additional $5.0 million in cash, subject to the achievement of certain agreed performance-based milestones. The transaction closed on February 10, 2011. Upon closing, the parties released each other from all claims, including with respect to the claims made in the litigation and, on February 14, 2011, the Israeli Court approved the settlement agreement entered into by the parties and dismissed the litigation with prejudice.

In connection with the closing of the APA, the parties notified the arbitrator who had been selected, but not appointed, to resolve certain disputes between GE, GEMSI, and Orbotech of their agreement to withdraw their claims against each other.

From time to time, the Company is involved in claims and legal and administrative proceedings that arise in the ordinary course of business. Based on information available as of the date hereof, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company’s view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company’s financial position and results of operations for the period in which it occurs, and potentially in future periods.

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

Year	Period	High	Low
2007	Full Year	25.67	15.20
2008	Full Year	19.10	2.90
2009	Full Year	12.17	3.35
2010	Full Year	13.44	8.57
	• First Quarter	11.05	8.57
	• Second Quarter	13.25	9.60
	• Third Quarter	11.97	9.53
	• Fourth Quarter	13.44	9.14
2011	Full Year	15.62	8.95
	• First Quarter	15.62	12.66
	• Second Quarter	14.39	12.01
	• Third Quarter	13.00	8.95
	• Fourth Quarter	11.05	9.06
	• October	11.04	9.06
	• November	11.05	9.37
	• December	10.62	9.79
2012	Full Year (through February 17)	11.35	10.06
	• First Quarter (through February 17)	11.35	10.06
	• January	11.03	10.06
	• February (through February 17)	11.35	10.45

*  *  *  *  *  *  *  *  *  *

On December 31, 2011, there were 43 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 41,759,472 Ordinary Shares, constituting approximately 96.42% of the outstanding Ordinary Shares as at that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes that, as of December 31, 2011, there were in excess of 1,700 beneficial holders of the Ordinary Shares.

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

(b)    Directors

The Board consists of three classes of directors (not including external directors who do not form part of any class), with one class being elected each year by shareholders at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office. Ordinary Shares do not have cumulative voting rights. As a result, the holders of Ordinary Shares that represent a simple majority of the voting power represented at a shareholders’ meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of external directors. Under the Companies Law, the Company is required to appoint at least two natural persons as ‘external directors’; such appointments are to be for a term of three years and may be extended for additional three-year terms, subject to certain conditions as provided under the Companies Law and regulations promulgated pursuant thereto. For further information as to these appointments, see Item 6—Directors, Senior Management and Employees; Board Practices—Membership of Board; External Directors; Independent Directors; Financial Experts.

Under the Articles, a director shall vacate his or her office if that director dies; is declared bankrupt; is declared to be of unsound mind; resigns such office by notice in writing given to the Company; or is not re-elected by the shareholders upon expiration of his or her term at the relevant annual general meeting.

In general, the management of the business of the Company is vested in the Board which may exercise all such powers of the Company, including the power to borrow or secure the payment of any sum or sums of money for the purposes of the Company, in such manner, at such times and upon such terms and conditions in all respects, as it thinks fit. The directors may, from time to time, appoint any one or more persons, whether or not directors, to be managing director(s), general manager(s), chief executive officer(s), president(s) or any similar function with a different title, for such period and upon such terms as the directors think fit, and, subject to the limitations imposed by the Companies Law upon the delegation by a board of directors of certain powers and authorities, may entrust to and confer upon such managing director(s), general manager(s), chief executive officer(s) or president(s) such of the powers of the Board as the directors think fit, and such powers may be made exercisable for such period or periods, and for such objects and purposes, and upon such terms and conditions, and subject to such restrictions, as the directors may determine.

(c)    Conflict of interest

(i)    Approval of related party transactions

The Companies Law requires that transactions between a company and its office holders or that benefit its office holders be approved as provided for in the Companies Law and the company’s articles of association. The term office holder as defined in the Companies Law includes a managing director, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director or a manager directly subordinate to the managing director. The approval of a majority of the disinterested members of the audit committee and of the board of directors is generally required and, in some circumstances, shareholder approval may also be required.

(ii)    Disclosure by office holders

The Companies Law requires that an office holder of a company promptly disclose to the company any personal interest that the office holder may have in an existing or proposed transaction by the company. The office holder must also disclose related material information and documents that the office holder has about the existing or proposed transaction. The office holder must further disclose the interests of any entity in which he or she is a 5% or greater shareholder, director or general manager, or in which the office holder has the power to appoint one or more directors or the general manager. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest of his or her spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings and parents and the spouses of any of these people. This disclosure must be made no later than the first meeting of the board of directors at which the transaction is discussed. The disclosure is made to the board of directors and to the audit committee if it must approve the transaction. In those circumstances in which shareholder approval is also required, shareholders have the right to review any documents in the company’s possession related to the proposed transaction. However, the company may prohibit a shareholder from reviewing the documents if the company believes the request was made in bad faith, the documents include trade secrets or patents or their disclosure could otherwise harm the company’s interests.

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

In some circumstances, shareholder approval is required. A person with a personal interest in any matter may not generally be present at any audit committee or board of directors meeting where the matter is being considered, and if a member of the committee or a director may not generally vote on the matter.

(iv)    Transactions with controlling shareholders

The Companies Law extends the disclosure requirements applicable to an office holder to a controlling shareholder in a public company. A shareholder that holds 25% or more of the voting rights in a company would be considered a controlling shareholder for the purposes of these disclosure requirements if no other shareholder holds more than 50% of the voting rights. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement by a public company of a controlling shareholder or of such controlling shareholder’s relative, directly or indirectly, with respect to the provision of services to the company, and, if such person is also an office holder of such company, with respect to such person’s terms of service and employment as an office holder, and if such person is an employee of the company but not an office holder, with respect to such person’s employment by the company, generally require the approval of the audit committee, the board of directors and the shareholders of the company. If required, shareholder approval must include at least a majority of the shareholders who do not have a personal interest in the transaction and are present and voting at the meeting. Alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. The Israeli Minister of Justice may determine a different percentage. Transactions that are for a period of more than three years generally need to be brought for approval in accordance with the above procedure every three years.

According to Article 73(a) of the Articles, subject to the provisions of the Companies Law, no office holder of the Company (which includes a director) shall be disqualified by such office from holding any office or place of profit within or outside the Company or with any company in which the Company shall be a shareholder or otherwise interested, or with any company which is a shareholder of, or otherwise interested in, the Company, or from contracting with the Company either as vendor, purchaser or otherwise, either on his or her own behalf or as a director of another company or member of a firm or otherwise, nor (unless and to the extent provided otherwise in the Companies Law) shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any office holder shall be in any way interested, be void or voidable nor shall any office holder be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such office holder’s holding that office or of the fiduciary relations thereby established. An office holder who knows that he or she has, directly or indirectly, a personal interest in any existing or contemplated contract or arrangement of the Company of the type described in Article 73(a) shall disclose to the Company the nature of this interest, as well as any material fact or document, without delay and no later than the meeting of the Board at which such contract or arrangement is first considered. Should the office holder acquire, or become aware of, such personal interest subsequently, that interest shall be disclosed without delay, and no later than the first meeting of the Board after the time at which it was acquired.

According to Article 73(b) of the Articles, unless and to the extent provided otherwise in the Companies Law, every director shall be entitled, after such disclosure, to vote as a director in respect of any contract or arrangement in which he or she is so interested as aforesaid. Unless and to the extent provided otherwise in the Companies Law, a general notice that a director is a member of any firm or company and is to be regarded as interested in all transactions with that firm or company shall be a sufficient disclosure under Article 73(a) as regards such director and the said transactions, and after such general notice (unless and to the extent provided otherwise in the Companies Law), it shall not be necessary for such director to give a special notice relating to any particular transaction with that firm or company. Pursuant to Article 73(c) of the Articles, the duty of a director or other office holder to disclose his or her interest as aforesaid shall not apply to transactions in which the interest of such director or office holder arises solely due to the interest of a relative in a transaction which is not an extraordinary transaction (as defined in the Articles).

(d)    Dividends

Dividends may be distributed only out of profits available for dividends as determined by the Companies Law, provided that there is no reasonable concern that the distribution will prevent the Company from being able to meet its existing and anticipated obligations when they become due. Generally, under the Companies Law, the decision to distribute dividends and the amount to be distributed is made by a company’s board of directors. The Articles provide that the Board may from time to time declare, and cause the Company to pay, such dividends as may appear to it to be justified by the profits of the Company and that the Board has the authority to determine the time for payment of such dividends and the record date for determining the shareholders entitled to receive such dividends, provided the date is not before the date of the resolution to distribute the dividend. Declaration of dividends does not require shareholder approval.

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

(g)    Shareholders’ Meetings

The Articles provide that an annual general meeting must be held at least once in every calendar year, not later than 15 months after the last preceding annual general meeting, at such time and place as may be determined by the Board. The Board may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of five percent of the Company’s issued share capital and one percent of its voting rights or upon the demand of the holder or holders of five percent of its voting rights. All demands for shareholder meetings must set forth the items to be considered at that meeting. Pursuant to the Companies Law, the holder or holders of one percent of the Company’s voting rights may request the inclusion of an item on the agenda of a future shareholder meeting, provided the item is appropriate for discussion at a shareholder meeting. The agenda for a shareholder meeting is determined by the Board and must include matters in respect of which the convening of a shareholder meeting was demanded and any matter requested to be included by holder(s) of one percent of the Company’s voting rights, as detailed above.

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

The quorum required for either an annual (regular) or an extraordinary (special) general meeting of shareholders consists of at least two shareholders present in person or by proxy holding shares conferring in the aggregate more than 50% of the voting rights of the Company. If a meeting is convened by the Board upon the demand of shareholders or upon the demand of less than 50% of the directors then in office or directly by such shareholders or directors and no quorum is present within half an hour from the time appointed, it shall be cancelled. If a meeting is otherwise called and no quorum is present within such time, the meeting is adjourned to the same day one week later at the same time and place or at such other time and place as the Board may determine and specify in the notice of the general meeting and it shall not be necessary to give notice of such adjournment. If a quorum is not present within half an hour from the time stated for such adjourned meeting, any shareholders present in person or by proxy at such meeting shall constitute a quorum. Generally, under the Companies Law and the Articles, shareholder resolutions are deemed adopted if approved by the holders of a simple majority of the voting rights represented at a meeting and voting unless a different majority is required by law or pursuant to the Articles. The Companies Law provides that resolutions on certain matters, such as amending a company’s articles of association, assuming the authority of the board of directors in certain circumstances, appointing auditors, appointing external directors, approving certain transactions, increasing or decreasing the registered share capital and approving most mergers must be made by the shareholders at a general meeting. A company may determine in its articles of association certain additional matters in respect of which resolutions by the shareholders in a general meeting will be required.

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

(h)    Changes in Control

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. Similarly, unless an Israeli court determines otherwise, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting, after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger or by anyone on their behalf, including by the relatives of or corporations controlled by these persons. In addition, upon the request of a creditor of either party to the proposed merger, an Israeli court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. Further, a merger can be completed only after all approvals have been submitted to the Registrar and 30 days have passed from the time that shareholder resolutions were adopted in each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar. In addition, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer to the extent that as a result of such acquisition the acquirer will hold 25% or more of the voting rights in the company if there is no other holder of 25% or more of the company’s voting rights, or hold 45% or more of the voting rights in the company if there is no other holder of 45% or more of the company’s voting rights. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

Under the Companies Law, a person may not acquire shares in a public company if, after the acquisition, he will hold more than 90% of the shares or more than 90% of any class of shares of that company, unless a tender offer is made to purchase all of the shares or all of the shares of the particular class. The Companies Law also provides (subject to certain exceptions with respect to shareholders who held more than 90% of a company’s shares or of a class of its shares as of February 1, 2000) that as long as a shareholder in a public company holds more than 90% of the company’s shares or of a class of shares, that shareholder shall be precluded from purchasing any additional shares. In order that all of the shares that the purchaser offered to purchase be transferred to him by operation of law, one of the following needs to have occurred: (i) the shareholders who declined or do not respond to the tender offer hold less than 5% of the company’s outstanding share capital or of the relevant class of shares and the majority of offerees who do not have a personal interest in accepting the tender offer accepted the offer, or (ii) the shareholders who declined or do not respond to the tender offer hold less than 2% of the company’s outstanding share capital or of the relevant class of shares.

A shareholder that had his or her shares so transferred, whether he or she accepted the tender offer or not, has the right, within six months from the date of acceptance of the tender offer, to petition the court to determine that the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, the purchaser may provide in its offer that shareholders who accept the tender offer will not be entitled to such rights.

If the conditions set forth above are not met, the purchaser may not acquire additional shares of the company from shareholders who accepted the tender offer to the extent that following such acquisition, the purchaser would own more than 90% of the company’s issued and outstanding share capital.

The above restrictions apply, in addition to the acquisition of shares, to the acquisition of voting power.

In addition, certain provisions of the Memorandum and Articles may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. Those provisions include: limiting the ability of the Company’s shareholders to convene general meetings of the Company (as discussed above); controlling procedures for the conduct of shareholder and Board meetings, including quorum and voting requirements; and the election and removal of directors.

Moreover, the classification of the Board into three classes with terms of approximately three years each, which was approved by shareholders of the Company in 2001, and the requirement under Israeli company law to have at least two external directors, who cannot readily be removed from office, may make it more difficult for shareholders who oppose the policies of the Board to remove a majority of the then current directors from office quickly. It may also, in some circumstances, together with the other provisions of the Memorandum, Articles and Israeli law, deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company, some of which could be deemed by certain shareholders to be in their best interests and which could affect the price some investors are willing to pay for Ordinary Shares.

Israeli tax law treats some acquisitions, including stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for instance, subject a shareholder who exchanges Ordinary Shares for shares in a non-Israeli corporation to immediate taxation.

(i)    Duration and Liquidation

The Articles do not limit the Company’s duration.

10.C    Material Contracts

In connection with the PDI Acquisition, Orbotech Ltd. and IDB entered into the Loan Agreements, under which Orbotech utilized $160.0 million of its credit facilities to finance, in part, the PDI Acquisition. English translations of the Loan Agreements and the floating charge are filed as exhibits to this Annual Report and reference is made to those agreements, which are incorporated by reference herein. The English translations are not binding agreements. Any disputes under the Loan Agreements and the floating charge will be determined by reference to the original agreements which are in Hebrew. The Loan Agreements and the floating charge are governed by Israeli law and the exclusive venue for purposes of disputes thereunder is in the competent courts in Israel. For a discussion of the Loan Agreements, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

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

On October 31, 2010, the Company entered into the APA pursuant to which GEMSI agreed to acquire the assets of OMS for approximately $9.0 million in cash and up to an additional $5.0 million in cash, subject to the achievement of certain agreed performance-based milestones. The transaction closed on February 10, 2011. The APA contains customary indemnification provisions. In addition, the Company undertook for a period of four years following closing not to engage in, or provide certain services, products or materials to a business similar to or competing with, the business of solid state gamma radiation detectors composed of CZT for imaging applications and not to solicit former employees of OMS who transferred to GEMSI. The Company also undertook not to assert, or grant any third party a license to, certain of its intellectual property rights in connection with the research, development, manufacture, sale and use of imaging systems, detectors or modules that utilize CZT (other than imaging products for use in the manufacture of PCBs, FPDs or photovoltaic cells). The APA also provided for the settlement of the Company’s then outstanding litigation with GE. Upon closing, the parties released each other from all claims, including with respect to the claims made in the litigation between them and, on February 14, 2011, the District Court in the Central District in Israel approved the settlement agreement entered into by the parties and dismissed the litigation with prejudice. The APA and the settlement agreement entered into in connection therewith are filed as exhibits to this Annual Report and reference is made to those agreements, which are incorporated by reference herein.

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

(a)    Israeli Taxation

(i)    Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel. Pursuant to amendments to the Tax Ordinance, effective as of January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25% (or 30% with respect to a Substantial Shareholder). A 30% tax rate will apply to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). Different tax rates apply to capital gains accrued from the sale by individuals of securities that are not publicly traded as aforesaid.

With respect to corporate investors, effective January 1, 2012, capital gain tax equal to the corporate tax rate (as of January 1, 2012—25%) will be imposed on the sale of traded shares.

These rates are subject to the provisions of any applicable bilateral double taxation treaty. The treaty concerning double taxation between the United States and Israel (the Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income (the “Treaty”)) is discussed below.

In addition, if the Ordinary Shares are traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel, gains on the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration of the selling shareholder of its non-Israeli residency, to withhold tax upon the sale of publicly traded securities at a rate of 25% for a corporation and 25% for an individual.

Israeli law generally exempts non-resident individuals and entities from capital gains tax on the sale of securities of Israeli companies, provided that the securities were acquired on or after January 1, 2009.

(ii)    Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on the shares of companies that are not publicly traded at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax is to be withheld at source, unless a different rate is provided under an applicable tax treaty. Dividends paid on the shares of companies that are publicly traded, like our Ordinary Shares, to non-Israeli residents, although generally subject to the same tax rates applicable to dividends paid on the shares of companies that are not publicly traded, are generally subject to Israeli withholding tax at a rate of 25% (whether or not the recipient is a Substantial Shareholder), unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from an Approved Enterprise or a Benefiting Enterprise during the applicable benefits period or from Preferred Income is subject to withholding tax at a rate of 15%, unless a different tax rate is provided under an applicable tax treaty.

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

The summary of U.S. federal income tax laws set out below is based on the Code, Treasury regulations, judicial decisions and published positions of the Internal Revenue Service (the “IRS”) as of the date hereof and is subject to any changes occurring in United States law after that date, which could have retroactive effect.

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

(iii)    Disposition of Ordinary Shares

A U.S. Shareholder will generally recognize capital gain or loss upon the sale or exchange of Ordinary Shares in an amount equal to the difference between the amount realized and the U.S. Shareholder’s adjusted tax basis in the Ordinary Shares. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period exceeds one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Gain or loss from the sale, exchange or other disposition of Ordinary Shares will generally be treated as from U.S. sources for U.S. foreign tax credit purposes. See ‘U.S.-Israel Tax Treaty’. In 2012, long-term capital gains will be taxed at a maximum rate of 15%. After 2012, the maximum long-term capital gains tax rate will be 20%. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of Ordinary Shares.

(iv)    Passive Foreign Investment Company

A ‘passive foreign investment company’ (“PFIC”) is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Company believes that it is not and has not been a PFIC for U.S. federal income tax purposes for taxable years through 2012, and the Company expects that it will not become a PFIC for taxable years after 2012. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company’s income if a qualified electing fund election has been made (and certain information is provided by the Company); or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain ‘excess distributions’ (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, individual U.S. Shareholders will not be eligible for the 15% maximum tax rate on dividends described above.

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

The Company’s derivative transactions in 2011 were executed through Israeli banks. The Company is exposed to counterparty risk arising from certain of its financial instruments and derivative contracts and it could be adversely affected by the soundness of counterparties, which include customers, suppliers and financial institutions. The Company uses derivatives to hedge certain exchange rate risk by entering into exchange rate-based derivative instruments with financial institution counterparties, such as broker/dealers, commercial banks and investment banks. These transactions are typically entered into on an unsecured basis and should the counterparty fail to honor its obligations under the relevant agreements, the Company could sustain losses which could have an adverse effect on its business, financial condition and results of operations.

(b)    Exchange Rate Risk Management

Since the Company’s functional currency and that of virtually all of its subsidiaries is the Dollar, the Company, including through its subsidiaries, protects itself against exposure arising from the difference between assets and liabilities in each currency other than the Dollar (“Balance Sheet Exposure”). The majority of the Balance Sheet Exposure in such subsidiaries is in Japanese Yen, Euros, Chinese RMB and NIS.

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

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as at December 31, 2011 (at fair value—as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions). The Company does not have any Balance Sheet Exposure maturing beyond 2012 that would have a material effect on its business, financial condition or results of operations.

	Euro	Japanese Yen	Chinese RMB	Other Far Eastern Currencies**	NIS	Total
Israel*	(3.6)	(1.2)			(9.5)	(14.3)
Europe*	9.6					9.6
Japan*		46.0				46.0
China*			21.0			21.0
Far East*				18.5		18.5

Total	6.0	44.8	21.0	18.5	(9.5)	80.8

*	Maturing in 2012.
**	Includes Korean won and Taiwanese dollar.

Explanatory notes:

(1)	Total exposure is the sum of the absolute value figures.

(2)	The data presented in the table reflects the net exposure after taking into account set-offs between matching non-Dollar denominated assets and liabilities.

The Company enters into forward exchange contracts to hedge its Balance Sheet Exposure as well as certain future cash flows in connection with payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies. The terms of most existing currency derivatives are less than three months and none exceed one year. The table below details the hedging acquired in forward exchange contracts in order to limit foreign currency exposure risks. The notional amounts of these forward exchange contracts as of December 31, 2011, were as follows (in millions).

	Euro	Chinese RMB	Korean Won	Taiwanese Dollar	Japanese Yen	NIS	Total
Israel						32.6	32.6
Europe	2.6						2.6
Japan					39.4		39.4
China		8.7					8.7
Far East			12.0	7.8			19.8

Total	2.6	8.7	12.0	7.8	39.4	32.6	103.1

(c)    Fair Value of Derivatives

The fair value of derivatives as of December 31, 2011 constituted a liability of approximately $0.9 million. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d)    Interest Rate Risk Management

Substantially all of the Company’s cash, cash equivalents and short-term bank deposits bear interest. The annual interest rates as of December 31, 2011 ranged up to 1.33%. Due to the relatively short-term maturities of the Company’s cash and deposits portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

The interest rate with respect to $36 million under the Loan Agreements is fixed at 4.88%. The interest rate on the remaining $60 million is a variable interest rate and is based on IDB’s cost plus 2%. In 2011, the Company’s debt service payment obligations were $4.7 million, reflecting interest under the Loan Agreements for that year at a rate of 3.9%, compared with debt service payment obligations of $5.9 million for the year ended December 31, 2010. The actual interest rate on the outstanding variable rate debt at December 31, 2011 was 3.59%. A 1/8% change in the annual interest rate would change the annual interest expense on the variable rate portion of the loan by approximately $235,000.

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

The Company’s management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2011.

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

Dan Falk, a member of the Registrant’s Audit Committee, has been designated by the Board as an Audit Committee Financial Expert under the applicable rules and regulations of the SEC and as having financial and accounting expertise under the Companies Law and applicable regulations. Mr. Falk is ‘independent’, as that term is defined in the Nasdaq listing standards. In addition, the Audit Committee and the Board have determined that Mr. Dan Falk also qualifies as an independent director under the Companies Law. For information as to certain financial, accounting and professional qualification requirements for external and other directors under the Companies Law, see Item 6.C—Board Practices—Membership of Board; External Directors; Independent Directors; Financial Experts.

Item 16B.	Code of Ethics

The Company has adopted a code of business conduct and ethics which is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions (the “Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to: promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest; promote full, fair, accurate, timely and understandable disclosure in all material respects in reports and documents the Company files with, or furnishes to, the United States Securities and Exchange Commission and other governmental authorities, and in its other public communications; promote compliance with applicable laws and governmental rules and regulations including the United States Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010; ensure the protection of the Company’s legitimate business interests; deter wrongdoing; promote the prompt internal reporting of violations of the Code of Ethics to the appropriate person at the Company; and promote accountability and adherence to the Code of Ethics. The Company encourages all of its directors, officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so.

The Code of Ethics may be accessed through the ‘Corporate Governance’ hyperlink contained on the ‘Investors’ section of the Corporate Website. In addition, the Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company’s corporate headquarters in Israel.

Item 16C.	Principal Accountant Fees and Services

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting or at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”), as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, a member of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2011 and 2010 were pre-approved by the Audit Committee in accordance with the procedures outlined above, save that the list of services that were proposed to be provided during 2011 by Kesselman & Kesselman and/or other member firms of PwC and the report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed, were presented to the Audit Committee in May 2011, subsequent to the Audit Committee’s final review of management’s annual report on internal control over financial reporting and to the approval of the Company’s annual financial statements for the preceding fiscal year.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2011 and 2010:

	Year Ended December 31,
	2011	2010
Audit fees (1)	$806,000	$873,000
Audit related fees (2)	197,000	74,000
Tax fees (3)	335,000	391,000

Total	$1,338,000	$1,338,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company and its subsidiaries, consents and assistance with review of documents filed with the SEC.

(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and fees in connection with the Offering.

(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and advice for expatriates.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during 2011.

Item 16F.	Change in Registrant’s Certifying Accountant

None

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 000-12790) filed on March 29, 2007).

(1.2)	Articles of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 000-12790) filed on March 29, 2007).

(2.1)	Forms of Stock Certificates Representing Ordinary Shares (incorporated by reference to Exhibit 2.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 000-12790)).

(4.1)	Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (incorporated by reference to Exhibit 4.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 000-12790) filed on March 30, 2006).

(4.2)	2010 Equity-Based Incentive Plan (incorporated by reference to Exhibit A to the Company’s Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.3)	2005 Directors Plan (incorporated by reference to Exhibit B from the Company’s Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.4)	Photon Dynamics, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.44 from Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (File No. 000-27234) filed on February 14, 2007).

(4.4)	Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 from Photon Dynamics’ Registration Statement on Form S-8 (File No. 333-117021) filed on June 30, 2004).

(4.5)	Photon Dynamics, Inc. 2001 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 from Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-27234) filed on May 9, 2003).

(4.6)	Financing Agreement entered into and signed in Tel Aviv on July 22, 2008, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.9 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009). (1)

(4.7)	Financing Agreement—First Amendment entered into and signed in Tel Aviv on February 22, 2009, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.10 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009). (1)

(4.8)	Debenture in favor of Israel Discount Bank Ltd. issued and signed on February 22, 2009 (incorporated by reference to Exhibit 4.11 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009). (1)

(4.9)	Pledge Agreement dated as of March 25, 2009, between Orbotech, Inc. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.12 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009).

(4.10)	Amended Financing Agreement entered into and signed in Tel Aviv on December 21, 2009, between Orbotech Ltd. And Israel Discount Bank Ltd. (incorporated by reference to the Company’s Current Report on Form 6-K (File No. 000-12790) filed on December 28, 2009). (1)

(4.11)	Amendment to the Financing Agreement entered into and signed on May 27, 2010, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.12 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011). (1)

(4.12)	Amendment to the Financing Agreement entered into and signed on February 15, 2011, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.13 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011). (1)

(4.13)	Debenture (for the Creation of a Floating Charge) in favor of Bank Hapoalim Ltd. made and entered into on October 21, 2010 (incorporated by reference to Exhibit 4.13 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011). (1)

(4.14)	Asset Purchase Agreement entered into and signed on October 31, 2010, among GE Medical Systems Israel Ltd., Orbotech Medical Solutions Ltd., General Electric Company and Orbotech Ltd. (incorporated by reference to Exhibit 4.14 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011). (2)

(4.15)	Settlement Agreement and Mutual General Release entered into and signed on February 10, 2011, among General Electric Company, GE Medical Systems Israel Ltd., Orbotech Ltd. and Orbotech Medical Solutions Ltd. (incorporated by reference to Exhibit 4.15 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011).

(4.16)	Underwriting Agreement dated May 24, 2011, among J. P. Morgan Securities LLC and Barclays Capital Inc., as Representatives of the several Underwriters listed in schedule 1 thereto, and Orbotech Ltd. (incorporated by reference to Exhibit 1.1 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on May 31, 2011).

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

Name	Jurisdiction of Organization
• Orbotech, Inc.	U.S.A.
• Photon Dynamics, Inc.	U.S.A.
• Orbotech LT Solar LLC (indirectly owned approximately 77.6% by Orbotech Ltd.)	U.S.A.
• Orbotech S.A.	Belgium
• Laser Imaging Systems GmbH & Co. KG	Germany
• New System s.r.l.	Italy
• Orbotech Pacific Ltd.	Hong Kong
• Orbotech Singapore Corporation Pte. Ltd.	Singapore
• Orbotech B.V.	The Netherlands
• Orbotech Asia Ltd.	Hong Kong
• Orbotech Japan Ltd.	Japan
• Orbograph Ltd. (owned approximately 90% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Ltd. (owned 50% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Limited Partnership	Israel

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15.1)	Consent of Independent Registered Public Accounting Firm.

(101)	Interactive Data Filing.

(1)	English translation from the official, original version in Hebrew.

(2)	Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the SEC.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/s/ RAANAN COHEN
Raanan Cohen
President and Chief Executive Officer

Dated: February 23, 2012

ORBOTECH LTD.

(An Israeli Corporation)

2011 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2011 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ORBOTECH LTD.

We have audited the accompanying consolidated balance sheets of Orbotech Ltd. (the “Company”) and its subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2011. We also have audited the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting, included in the Management Report. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

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

In our opinion, except for the use of the proportionate method of consolidation, as discussed above, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

Tel Aviv, Israel	Kesselman & Kesselman
February 23, 2012	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2011	2010
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$151,237	$179,503
Short-term bank deposits	145,292	2,780
Accounts receivable:
Trade	196,232	153,518
Other	26,163	29,919
Deferred income taxes	6,580	5,913
Inventories	105,109	112,812
Assets of discontinued operations	—	12,351

Total current assets	630,613	496,796

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	—	2,549
Funds in respect of employee rights upon retirement	11,846	13,017
Deferred income taxes	8,999	12,679
Other long-term investments and receivables	2,426	29

	23,271	28,274

PROPERTY, PLANT AND EQUIPMENT, net	26,664	24,842

GOODWILL	12,444	12,034

OTHER INTANGIBLE ASSETS, net	54,491	66,395

Total assets	$747,483	$628,341

/s/ YOCHAI RICHTER	)	Active Chairman of the
Yochai Richter	)	Board of Directors

/s/ RAANAN COHEN	)	President and
Raanan Cohen	)	Chief Executive Officer

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS (continued)

	December 31
	2011	2010
	U.S. dollars in thousands
Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term bank loan	$32,000	$32,000
Accounts payable and accruals:
Trade	32,357	26,535
Other	57,590	55,290
Deferred income	25,910	24,421
Liabilities of discontinued operations	—	2,172

Total current liabilities	147,857	140,418
LONG-TERM LIABILITIES:
Long-term bank loan	64,000	96,000
Liability for employee rights upon retirement	26,797	27,501
Deferred income taxes	1,759	2,188
Other tax liabilities	16,938	12,679

Total long-term liabilities	109,494	138,368
COMMITMENTS AND CONTINGENT LIABILITIES (see note 8)

Total liabilities	257,351	278,786

EQUITY:
Orbotech Ltd. shareholders’ equity
Ordinary shares of NIS 0.14 par value per share (“Ordinary Shares”)
Authorized at December 31, 2011 and 2010: 80,000,000 Ordinary Shares
Issued at December 31, 2011 and 2010: 45,305,342 and 37,083,584 Ordinary Shares, respectively
Outstanding at December 31, 2011 and 2010: 43,312,049 and 35,095,291 Ordinary Shares, respectively	2,092	1,758
Additional paid-in capital	270,966	174,940
Retained earnings	274,148	226,809
Accumulated other comprehensive income (loss)	(1,460)	1,454
Less—treasury shares, at cost (December 31, 2011—1,993,293
Ordinary Shares; December 31, 2010—1,988,293 Ordinary Shares)	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	488,554	347,769

Non-controlling interest	1,578	1,786

Total equity	490,132	349,555

Total liabilities and equity	$747,483	$628,341

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2011	2010	2009
	U.S. dollars in thousands (except per share data)
REVENUES:
Sale of products	$423,968	$409,532	$251,831
Services rendered	141,345	119,823	107,499

	565,313	529,355	359,330

COST OF REVENUES:
Cost of products sold	234,012	224,640	146,453
Cost of services rendered	95,430	88,261	73,749
Write-down of inventories	6,743

	336,185	312,901	220,202

GROSS PROFIT	229,128	216,454	139,128

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	86,165	81,191	66,318
Less—government participations	1,985	2,864	2,212

NET RESEARCH AND DEVELOPMENT COSTS	84,180	78,327	64,106

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	72,583	66,264	63,598

AMORTIZATION OF INTANGIBLE ASSETS	12,304	14,176	19,848

ADJUSTMENT OF GOODWILL IMPAIRMENT			(3,300)

OPERATING INCOME (LOSS)	60,061	57,687	(5,124)
FINANCIAL EXPENSES—net	6,551	7,284	11,090

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE TAXES ON INCOME	53,510	50,403	(16,214)
INCOME TAX EXPENSE (BENEFIT)	7,677	7,397	(372)
SHARE IN LOSSES OF ASSOCIATED COMPANY	179

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	45,654	43,006	(15,842)
LOSS (GAIN) FROM DISCONTINUED OPERATIONS, NET OF TAX	(1,363)	8,717	3,914

NET INCOME (LOSS)	47,017	34,289	(19,756)
NET INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	(322)	144	168

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	$47,339	$34,145	$(19,924)

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME (LOSS) FROM CONTINUING OPERATIONS	45,976	42,862	(16,010)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	1,363	(8,717)	(3,914)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	$47,339	$34,145	$(19,924)

EARNING (LOSS) PER SHARE:
INCOME (LOSS) FROM CONTINUING OPERATIONS:
Basic	$1.15	$1.23	$(0.46)

Diluted	$1.13	$1.20	$(0.46)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD:
Basic	$1.19	$0.98	$(0.58)

Diluted	$1.16	$0.95	$(0.58)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF EARNING (LOSS) PER SHARE—IN THOUSANDS:
Basic	39,909	34,911	34,501

Diluted	40,816	35,778	34,501

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Non controlling interest	Total shareholders’ equity
	Number of shares	Amount
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2009	36,091	$1,727	$161,914	$211,142	$(6,123)	$(57,192)	$1,562	$313,030
CHANGES DURING 2009:
Net income (loss)				(19,924)			168	(19,756)
Gain in respect of derivative instruments designated for cash flow hedge, net of taxes					8,456			8,456
Currency translation adjustments					(238)			(238)
Net change in respect of securities available for sale					3,168			3,168
Cumulative adjustment for securities available for sale				1,446	(1,446)

Total comprehensive loss								(8,370)

Employee equity awards	655	19	1,389			*		1,408

Compensation relating to equity awards granted to employees and others—net			6,445					6,445

BALANCE AT DECEMBER 31, 2009	36,746	$1,746	$169,748	$192,664	$3,817	$(57,192)	$1,730	$312,513
CHANGES DURING 2010:
Net income				34,145			144	34,289
Loss in respect of derivative instruments designated for cash flow hedge, net of taxes					(2,076)			(2,076)
Currency translation adjustments					(861)			(861)
Net change in respect of securities available for sale					574			574

Total comprehensive income								31,926

Employee equity awards	338	12	890			*		902

Compensation relating to equity awards granted to employees and others—net			4,623				102	4,725

Acquisition of non- controlling interest			(321)				(190)	(511)

BALANCE AT DECEMBER 31, 2010	37,084	$1,758	$174,940	$226,809	$1,454	$(57,192)	$1,786	$349,555
CHANGES DURING 2011:
Net income				47,339			(322)	47,017
Gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes					(1,181)			(1,181)
Currency translation adjustments					(1,733)			(1,733)

Total comprehensive income								44,103

Issuance of shares, net of issuance expenses in the amount of $5,629	7,705	315	90,368					90,683

Employee equity awards	516	19	2,044			*		2,063

Compensation relating to equity awards granted to employees and others—net			3,614				114	3,728

BALANCE AT DECEMBER 31, 2011	45,305	$2,092	$270,966	$274,148	$(1,460)	$(57,192)	$1,578	490,132

*	Represents an amount of less than $1,000

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2011	2010	2009
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$47,017	$34,289	$(19,756)
Adjustments to reconcile net income (loss) to net cash provided (used in) operating activities:
Loss (income) from discontinued operations	(1,363)	8,717	3,914
Depreciation and amortization	19,958	23,665	29,977
Compensation relating to equity awards granted to employees and others—net	3,728	4,725	6,445
Increase (decrease) in liability for employee rights upon retirement	(704)	2,589	(2,633)
Deferred income taxes	2,584	(3,866)	(531)
Provision for restructuring expenses and non-cash expenses in respect of restructuring			(3,169)
Loss from sale and write-down of marketable securities	395	1,252	2,866
Adjustment of impairment of goodwill			(3,300)
Other, including capital loss (gain)	1,224	(1,147)	38
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(42,714)	(5,755)	30,882
Other	2,698	(4,673)	7,850
Increase (decrease) in accounts payable and accruals:
Trade	5,822	1,434	(9,852)
Deferred income	1,489	7,085	(5,137)
Other	4,616	8,785	(6,828)
Decrease (increase) in inventories	6,870	(19,018)	23,377

Net cash provided by operating activities—continuing operations	51,620	58,082	54,143
Net cash used in operating activities—discontinued operations	(787)	(8,972)	(1,134)

Net cash provided by operating activities	$50,833	$49,110	$53,009

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(7,554)	(6,752)	(3,670)
Earn out income			3,300
Placement of bank deposits	(142,325)	(2,780)
Sale of available for sale marketable securities	1,967	6,742	9,894
Other investments	(2,810)
Proceeds from disposal of property, plant and equipment	35	20
Decrease (increase) in funds in respect of employee rights upon retirement	331	(617)	1,236

Net cash provided by (used in) investing activities—continuing operations	(150,356)	(3,387)	10,760
Net cash provided by (used in) investing activities—discontinued operations	9,155	(268)	(229)

Net cash provided by (used in) investing activities	$(141,201)	$(3,655)	$10,531

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan	(32,000)	(32,000)
Repayment of long-term liability			(2,667)
Issuance of shares, net	90,683
Employee stock options exercised	2,063	902	1,408
Acquisition of non-controlling interest		(511)

Net cash provided by (used in) financing activities—continuing operations	$60,746	$(31,609)	$(1,259)
Net cash used in financing activities—discontinued operations

Net cash provided by (used in) financing activities	$60,746	$(31,609)	$(1,259)
CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS		$(220)	$(175)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(29,622)	13,626	62,106
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	180,859	167,233	105,127

CASH AND CASH EQUIVALENTS AT END OF YEAR	151,237	180,859	167,233
LESS—CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS AT END OF YEAR		1,356	3,214

CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF YEAR	$151,237	$179,503	$164,019

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$5,239	$6,354	$4,416

Income taxes paid	$3,637	$4,791	$2,371

Income taxes refunded	$2,437	$2,417	$3,182

Purchase of property, plant and equipment on credit	$1,300

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

(i)	Nature of operations

Orbotech Ltd. (the “Company” or “Orbotech”) is an Israeli corporation, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the electronics industry. The Company’s products include automated optical inspection (“AOI”), automated optical repair (“AOR”), imaging and production systems used in the manufacture of printed circuit boards (“PCB”s) and other electronic components and AOI, test and repair systems used in the manufacture of flat panel displays (“FPD”s). The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production.

In addition, through Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks, financial and other payment processing institutions; and, through Orbotech LT Solar, LLC (“OLTS”), is engaged in the research, development and marketing of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels.

The Company is continuing to develop technologies for use in other applications both within and outside the electronics industry. The Company derives a significant portion of its revenues from the service and support of its substantial installed base of products.

For information as to the Company’s reportable segments, principal geographical markets and major customers, see note 13.

(ii)	Accounting principles

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America, except for the use of the proportionate method of consolidation for its joint venture, as discussed in b. below.

(iii)	Functional currency

The currency of the primary economic environment in which the operations of the Company and virtually all of its subsidiaries and joint venture are conducted is the United States dollar (the “Dollar”).

Virtually all product revenues of the Company and its subsidiaries and joint venture are derived outside Israel in non-Israeli currencies, mainly the Dollar. Most purchases of materials and components are made in Dollars or in Israeli currency under contracts linked to the Dollar. Thus, the functional currency of the Company and virtually all of its subsidiaries and joint venture is the Dollar.

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

(iv)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES (continued):

and expenses during the reporting years. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, inventories, goodwill, intangible assets, property, plant and equipment, deferred tax assets, provision for uncertain tax position, provision for doubtful accounts and employee compensation in connection with equity awards.

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

Orbotech’s holding in OLTS, is currently approximately 73.4% on a fully diluted basis and is expected to increase up to approximately 76.1%, upon the non-controlling parties exercising their yearly put options in 2012.

A portion of OLTS’s equity interest is held by the two developers of certain of OLTS’s technology. The Company has granted each of these two developers a put option to sell a portion of his holdings in OLTS to the Company. There is a limit on the number of equity interest units that these two developers may require the Company to purchase, upon exercise of this put option, during any twelve month period. These put options will expire on December 31, 2014. The purchase price to be paid by the Company upon the exercise of each put option will be based initially on the Company’s valuation of OLTS used in the framework of equity investments in OLTS prior to exercise of the put option. Upon the achievement of a certain financial milestone by OLTS, the purchase price shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. During 2011, these put options were exercised by the two developers and the Company purchased a portion of their equity interests in OLTS for approximately $0.7 million in cash, recorded as research and development expenses. In addition to the put options referred to above, each of the two developers was granted an additional put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These additional put options shall become exercisable starting in 2015, subject to their continued employment and the achievement of a certain financial milestone by OLTS in the fiscal year immediately preceding the year in which the put option is exercised. The purchase price to be paid by the Company upon the exercise of this put option shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES (continued):

require the Company to purchase, upon exercise of these put options, each year. Both put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

c.	Cash and cash equivalents

The Company considers all highly liquid investments including cash and short-term bank deposits that are not restricted as to withdrawal or use and the period to maturity of which does not exceed three months at the time of investment, to be cash equivalents.

d.	Short term bank deposits

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are in Dollars and bear interest at an average annual rate of 1.44%.

e.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2011 and 2010, most of the Company’s cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. The Company is of the opinion that the credit risk in respect of these balances is not material.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain economies, the Company may require letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, the Company sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. The resulting costs related to the letters of credit and promissory notes are charged to ‘financial expenses—net’, as incurred. During the years ended December 31, 2011, 2010 and 2009, the Company sold face amounts of $79.0 million, $52.0 million and $65.0 million, respectively, of these letters of credit and promissory notes.

f.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components, products in process and finished products—on the weighted average basis; and labor and overhead—on the basis of manufacturing costs.

Inventories are written-down for estimated excess and obsolescence, based on assumptions about future demand and market conditions.

g.	Marketable securities

Securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of other comprehensive income in equity until realized. When securities are not exchangeable in an active market, fair value is determined using a valuation model. Unrealized

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES (continued):

losses that are considered to be other-than-temporary are charged to statement of operations as an impairment charge and are included in the consolidated statement of operations under financial expenses. Realized gains and losses on sales of the securities, as well as premium or discount amortization, are included in the consolidated statement of operations as financial income or expenses.

Effective January 1, 2009, the Company adopted an amendment to ASC 320, relating to a decline in the value of debt securities. Under the amended impairment model, an other-than-temporary impairment loss is deemed to exist and is recognized in earnings if the Company intends to sell or if it is more likely than not to be required to sell, a debt security, before recovery of its amortized cost basis. This adoption resulted in an increase of approximately $1.4 million in the Company’s retained earnings and a corresponding decrease in accumulated other comprehensive income. During 2009, the Company also recorded $2.7 million as credit losses, mainly prior to the adoption of the above amended accounting guidance.

h.	Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the ‘exit price’) in an arms’ length transaction between willing market participants at the measurement date. In determining fair value, the Company employs various valuation approaches, including market, income and/or cost approaches. The applicable financial accounting rules establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s estimation of the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is divided into three levels based on the reliability of inputs. See note 11c.

i.	Investment in associated companies

Investments in shares of an entity over which the Company has significant influence but owns less than a controlling voting interest (an “Associated Company”), are accounted for using the equity method. Significant influence is presumed to exist when the Company holds between 20%-50% of an Associated Company’s voting instruments.

j.	Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

%
Machinery and equipment	10-20
(mainly 20)
Leasehold improvements	Over the term of the lease (mainly 10)
Building	3
Office furniture and equipment	6-15
computer equipment	20-33
Vehicles	15; 20

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES (continued):

k.	Goodwill

Goodwill is not amortized, but rather tested for impairment annually or whenever events or circumstances present an indication of impairment by assessing the fair value of the Company’s various reporting units.

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

The Company performs its annual impairment test of goodwill as of September 30 of each year. On September 30, 2011, 2010 and 2009 the Company determined the fair value of each of its reporting units, on each occasion using a combination of the market-based and income methods. The combination of these methods was determined by the Company to provide the most reliable indicators of value in circumstances where the value of the reporting unit is dependent more upon the ability to generate earnings than on the value of the assets used in the production process, as is the case with Orbotech. In applying these approaches at each of these times, the Company relied primarily upon application of the income method in order to value its reporting units and utilized the market-based method mainly as a comparative analysis to assess the reasonableness of the results yielded by the income method. Both approaches yielded similar results on each occasion.

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

No impairment from continuing operations resulted from the annual goodwill impairment test conducted in September 2011, 2010 or 2009.

l.	Other intangible assets

Acquired intangible assets are presented at cost, net of accumulated amortization and impairments. These intangible assets consist primarily of intellectual property and customers relations and are being amortized over periods of up to twelve years, mostly seven.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES (continued):

m.	Impairment of long-lived assets

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

n.	Recognition of revenue

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

On January 1, 2011, the Company adopted the Financial Accounting Standards Board (the “FASB”) Update No. 2009-14: Certain Revenue Arrangements That Include Software Elements, which amended the accounting standards for multiple deliverable revenue arrangements on a prospective basis for applicable transactions originating or materially modified after January 1, 2011.

The new standard changed the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price. Implementation of this new guidance had an insignificant impact on reported net revenue compared to net revenue under previous guidance, as the new guidance did not change the units of accounting within sales arrangements and the elimination of the residual method for the allocation of arrangement consideration had an inconsequential impact on the amount and timing of reported net sales.

When a sales arrangement contains multiple elements, such as product installation and warranty, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, and otherwise is based on the estimated selling price (“ESP”). The Company generally utilizes the ESP due to the nature of its products.

The determination of ESP involves consideration of several factors based on the specific facts and circumstances of the arrangement. Specifically, the Company considers the cost to produce the deliverable, the anticipated margin on that deliverable, the selling price and profit margin for similar parts in different geographical regions, its ongoing pricing strategy and policies and other economic conditions and trends.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES (continued):

In the case of delivery of newly developed products, revenue is deferred until acceptance is received.

Service revenue in respect of the Company’s products is recognized ratably over the contractual service period or in a fee for services arrangement, as services are performed.

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

The Company recognizes revenues net of value added tax.

o.	Research and development

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

p.	Shipping and handling costs

Shipping and handling costs are classified as a component of cost of sales.

q.	Income taxes

(i)	Deferred income taxes

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES (continued):

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

r.	Treasury shares

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company.

s.	Derivative financial instruments

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

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the spot component are recorded in other comprehensive income, as ‘gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, and hedge components such as time value, excluded from assessment of effectiveness testing, are recognized immediately in the statement of operations among ‘financial expenses—net’. Changes in the fair value of other derivatives not designated as hedging instruments are recognized in the statement of operations among ‘financial expenses—net’.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item. Cash flows from other economic derivatives remain part of cash flows from operating activities.

t.	Stock-based compensation

Equity awards granted to employees and directors are accounted for using the grant date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period, net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company elected to recognize compensation cost for awards that have a graded vesting schedule using the accelerated multiple-option approach.

Certain equity awards are contingent upon meeting specified performance goals. The fair value of these awards is estimated on the date of grant using the same option valuation model used by the Company for non-performance equity awards. When the Company assumes that performance goals will not be achieved, no compensation cost has been recorded with respect thereto. Upon reaching the point in time when the Company believes that the performance goals will be achieved, the Company will record a ‘catch-up’ of share based compensation expenses for all vesting periods completed through that date.

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

u.	Comprehensive income (loss)

In addition to net income (loss), comprehensive income includes: (i) gains or losses in respect of derivative instruments designated as cash flow hedges net of tax; (ii) unrealized gains and losses arising from securities classified as available-for-sale (including other-than-temporary impairment not attributed to credit loss); and (iii) foreign currency translation adjustments.

v.	Earnings (loss) per share

Basic earnings (loss) per share are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted earnings (loss) per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method. Diluted earnings per share for 2011 and 2010 do not reflect ‘out-of-the-money’ options to purchase respective aggregate amounts of 2,861,827 and 1,782,069 Ordinary Shares, due to their anti-dilutive effect. In 2009, outstanding equity awards were not taken into account due to their anti-dilutive effect.

w.	Impact of recently issued accounting pronouncements

In September 2011, the FASB amended the guidance for goodwill impairment testing. According to this amendment, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. The Company has not yet adopted this amendment.

In June 2011, the FASB amended its guidance on the presentation of comprehensive income. The amendment eliminates the alternative of presenting items of other comprehensive income in the statement of changes in equity and requires an entity to present the components of net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements. Adoption of this guidance will be effective as of January 1, 2012.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES (continued):

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 changes certain fair value measurement principles and clarifies the application of existing fair value measurement guidance. These amendments include, among other matters, (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. The amendments are effective for interim and annual periods beginning after December 15, 2011 on a prospective basis. The Company does not expect ASU 2011-04 to have a material effect on its consolidated financial statements.

NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY, DISCONTINUED OPERATIONS AND BUSINESS COMBINATIONS:

a.	Proportionately consolidated company

The joint venture, Frontline, an Israeli limited partnership, is owned equally by the Company and Mentor Graphics Development Services (Israel) Ltd. and combines the former CAM operations of both companies.

The Company’s wholly-owned subsidiaries market and provide customer support in respect of Frontline’s products.

The Company’s interest in Frontline is presented in the consolidated financial statements using the proportionate method of consolidation (see note 1b). As a result, the consolidated balance sheets as of December 31, 2011 and 2010, and the consolidated statements of operations and the consolidated cash flow statements for each of the three years in the period ended December 31, 2011, reflect the assets, liabilities, operating results and cash flow components of Frontline on the basis of the Company’s percentage of holding.

The following Frontline data is reflected in the Company’s consolidated financial statements on the basis of the Company’s percentage of holding:

	December 31
	2011	2010
	$ in thousands
(i) Balance sheet data:
Assets:
Current assets	2,799	2,708
Property, plant and equipment—net	112	122
Funds in respect of employee rights upon Retirement	603	596

	3,514	3,426

Liabilities:
Current liabilities	553	783
Liability for employee rights upon retirement	935	935

	1,488	1,718

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY, DISCONTINUED OPERATIONS AND BUSINESS COMBINATIONS (continued):

	Year ended December 31
	2011	2010	2009
	$ in thousands
(ii) Operating results data:
Revenues:
Sales of products	8,441	8,582	4,153
Services rendered	5,719	5,065	4,965
Cost of revenues:
Cost of products sold	(56)	(76)	(34)
Cost of services rendered	(1,983)	(1,771)	(1,496)
Research and development costs	(2,827)	(2,622)	(2,091)
Selling, general and administrative expenses	(2,095)	(2,002)	(1,649)
Financial income (expenses)—net	36	(17)	7

Net income before taxes on income	7,235	7,159	3,855

(iii) Cash flow data:

Net cash provided by operating activities	7,153	6,306	4,689

Net cash used in investing activities	(32)	(70)	(18)

As to equity awards to employees of Frontline, see note 9b(iv)D.

b.	Discontinued operations:

(i)	Orbotech Medical Solutions Ltd.

On October 31, 2010, the Company and its subsidiary Orbotech Medical Solutions Ltd. (“OMS”) entered into an agreement with General Electric Company (“GE”) and a subsidiary of GE pursuant to which the subsidiary of GE acquired the assets of OMS for approximately $9.0 million in cash at closing, and up to an additional $5.0 million in cash, subject to the achievement, which is not dependent on Orbotech, of certain agreed performance-based milestones for a period of five years. At December 31, 2011, the time designated for measurement of the first milestone had not yet arrived. The transaction closed on February 10, 2011. Upon closing, the parties released each other from all mutual claims against one another relating to their business relations. No value was attributed to the disposition of the claims by GE against the Company. Upon closing, the Company recognized an after-tax income of approximately $6.4 million. OMS revenues were $0.8 million in the period from January 1, 2011 to February 10, 2011; and $6.1 million and $3.8 million in 2010 and 2009, respectively. OMS losses net of taxes were $1.0 million in the period from January 1, 2011 to February 10, 2011; and $4.0 million and $3.2 million in 2010 and 2009, respectively. Assets and liabilities of OMS at December 31, 2010 were $6.7 million and $0.9 million, respectively.

(ii)	Orbotech Medical Denmark A/S.

As of December 31, 2010, the Company had committed to a plan to sell Orbotech Medical Denmark A/S (“OMD”) by the end of 2011, which was consummated on May 31, 2011, when the management of OMD acquired OMD from the Company for no consideration. OMD revenues were $3.1 million, $5.6 million and $14.5 million in the period from January 1, 2011 to May 31, 2011; and in the years 2010

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY, DISCONTINUED OPERATIONS AND BUSINESS COMBINATIONS (continued):

and 2009, respectively. OMD losses, net of taxes, were $4.0 million, $4.7 million and $0.7 million in the period from January 1, 2011 to May 31, 2011; and in the years 2010 and 2009, respectively. OMD losses in 2010 included impairment of the remaining goodwill, of $0.7 million, and of the remaining other intangible assets of $0.8 million. Assets and liabilities of OMD at December 31, 2010 were $5.6 million and $1.3 million, respectively. The foreign currency translation adjustment in comprehensive income (loss) includes adjustments related to OMD, even though it is presented as ‘discontinued operations’.

(iii)	Summarized financial information for the combined discontinued operations is set forth below:

December 31
2010
$ in thousands
Assets:
Cash and cash equivalent	1,356
Account receivable-trade	4,224
Inventories	4,541
Property plant and equipment, net	1,439
Other assets	791

Assets of discontinued operations	12,351

Liabilities-
Accounts payables	1,326
Others	846

2,172

	January 1 through the respective closing dates	Year ended December 31
	2011	2010	2009
	$ in thousands
Operations:
Total revenues	3,924	11,692	18,270

Income (loss) before income tax benefit	1,838	(9,460)	(3,953)
Income tax benefit (expenses)	(475)	743	39

Income (loss) from discontinued operations, net of tax	1,363	(8,717)	(3,914)

Income (loss) per share (basic) from discontinued operations	$0.03	$(0.25)	$(0.11)

Income (loss) per share (diluted) from discontinued operations	$0.03	$(0.25)	$(0.11)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY, DISCONTINUED OPERATIONS AND BUSINESS COMBINATIONS (continued):

c.	Business combinations:

(i)	Business acquired in 2008

The Company completed its acquisition of Photon Dynamics, Inc. (“PDI”), a leading provider of test and repair systems for the FPD industry (the “PDI Acquisition”), on October 2, 2008 (the “PDI Closing Date”). In connection with the consummation of the PDI Acquisition, on the PDI Closing Date, PDI sold its holding in Salvador Imaging, Inc. to a group of private investors for approximately $3.5 million. The sale agreement included a one time earn-out provision, which resulted in an additional $3.3 million being received by PDI in 2009. This amount was charged to earnings, rather than being recorded as an adjustment of goodwill allocated to the respective acquisition, since the goodwill amount had been fully written off in the fourth quarter of 2008.

(ii)	Business acquired in 2011

On September 26, 2011, Orbograph acquired the assets of CorrectClaimsNow LLC and V MOM LLC, then privately held companies providing services in the field of healthcare revenue cycle management, for a non-material cash amount. This acquisition was accounted for under the purchase price method and, accordingly, the results of operations of the acquired assets have been included in the Software Recognition segment from the date of acquisition.

NOTE 3—INVENTORIES

	December 31
	2011	2010
	$ in thousands
Components:
For manufacturing of systems, net*	43,084	43,500
For servicing of systems	31,869	30,282

	74,953	73,782
Work in process	9,189	14,514
Finished products	20,967	24,516

	105,109	112,812

*	The changes in the inventory write-down provision are as follows:

	Year ended December 31
	2011	2010	2009
	$ in thousands
Balance at beginning of year	1,386	3,160	5,696
Additional provision made during the year	6,743
Provision utilized upon disposal of inventories	(1,170)	(1,774)	(2,536)

Balance at end of year	6,959	1,386	3,160

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4—PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets

Composition of assets, grouped by major classifications, is as follows:

	December 31
	2011	2010
	$ in thousands
Cost:
Machinery and equipment	24,512	24,259
Leasehold improvements	37,977	37,078
Land and buildings	9,602	9,262
Office furniture, equipment	10,074	9,963
Computer equipment	39,278	33,386
Vehicles	487	460

	121,930	114,408
Less—accumulated depreciation and amortization	95,266	89,566

	26,664	24,842

b.	Depreciation and amortization

Depreciation and amortization expenses totaled $7,654,000, $9,489,000 and $10,129,000 in the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill:

(i)	Composition

The net goodwill balances as of December 31, 2011 and 2010 were $12.4 million and $12.0 million, respectively. Virtually all of the net balance relates to the Company’s PCB operations.

(ii)	Annual Goodwill Impairment Test

As mentioned in note 1k above, the Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

b.	Other intangible assets

The amortized balance of other intangible assets related to continuing operations is composed as follows:

	December 31
	2011	2010
	$ in thousands
Cost:
Intellectual property	65,095	65,095
Customers relation	31,063	31,063

	96,158	96,158

Less—accumulated amortization:
	41,667	29,763

	54,491	66,395

Amortization of other intangible assets totaled $12,304,000, $14,176,000 and $19,848,000 in the years ended December 31, 2011, 2010 and 2009, respectively.

Estimated amortization expense for the years stated below is as follows:

$ in thousands
Year ending December 31:
2012	11,768
2013	11,408
2014	11,408
2015	9,283
2016	2,888
2017-2019	7,736

54,491

NOTE 6—LONG-TERM BANK LOAN

On July 22, 2008, in connection with the completion of the PDI Acquisition, the Company and Israel Discount Bank Ltd. (“IDB”) entered into a Financing Agreement (the “Financing Agreement”), pursuant to which the Company borrowed $160.0 million. The Financing Agreement was amended by the Financing Agreement—First Amendment, entered into by the same parties and signed on February 22, 2009 (the “Financing Agreement First Amendment”); and both the Financing Agreement and the Financing Agreement First Amendment were subsequently replaced and superseded by the Amended Financing Agreement, entered into and signed on December 21, 2009 by the same parties, as amended on May 27, 2010 and February 15, 2011 (the “Amended Financing Agreement”). References in these financial statements to the “Loan Agreements” are intended to be to the Financing Agreement, as amended by the Financing Agreement First Amendment, both as replaced and superseded by the Amended Financing Agreement.

In 2011, the Company repaid $32.0 million principal amount under the Loan Agreements and a net remaining principal amount of $96.0 million was outstanding at December 31, 2011, repayable over the period ending December 21, 2014. As of December 31, 2011, the interest rate on $36.0 million of this debt is

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6—LONG-TERM BANK LOAN (continued):

fixed at a rate of 4.88% and the interest rate on the remaining $60.0 million is variable. The interest rate on that portion of the loan which bears variable interest under the Loan Agreements is based on IDB’s cost (which is determined with reference to the London Interbank Offered Rate) plus 2%. The actual interest rate on the outstanding variable rate debt at December 31, 2011 was 3.59%; and at December 31, 2010 was 3.32%.

The Loan Agreements contain provisions pursuant to which the Company has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without IDB’s consent. These covenants generally apply until the loan is repaid in full. The financial covenants require that the Company’s shareholders’ equity (defined by reference to the Company’s consolidated financial statements as including loans made by the shareholders to the Company that are subordinate to the bank financing after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) for each quarter commencing from the consolidated balance sheet as of March 31, 2011 shall be no less than the greater of $300.0 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet.

The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year ended December 31, 2011 and onwards shall be no less than $40.0 million. This covenant is to be tested annually by reference to the consolidated financial statements as of the end of each calendar year.

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

In addition, the Company is required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges or pledges (other than in favor of IDB) in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined in accordance with the Company’s consolidated balance sheet.

As part of the Loan Agreements, the Company created a floating charge on all of its assets and a fixed charge on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts due to IDB under the Loan Agreements. These charges will remain in place as security for the repayment of amounts under the Loan Agreements.

As of December 31, 2011, the Company was in compliance in all respects with the covenants in the Loan Agreements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The Company and its Israeli subsidiaries may only make withdrawals from the severance pay funds for the purpose of paying severance pay. Most of the Company’s non-Israeli subsidiaries provide defined contribution plans for the benefit of their employees. Under these plans, contributions are based on specific percentages of pay.

Severance pay expenses were $2,403,000, $2,170,000 and $3,612,000 in the years ended December 31, 2011, 2010 and 2009, respectively. Defined contribution plan expenses were $4,083,000, $5,239,000 and $3,702,000 in the years ended December 31, 2011, 2010 and 2009, respectively. The Company expects contribution plan expenses in 2012 to be approximately $4,000,000.

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

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. At December 31, 2011, the lease agreements for these premises expired on various dates between 2012 and 2020.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8—COMMITMENTS, CONTINGENT LIABILITY AND RESTRICTION PLACED IN RESPECT OF LIABILITIES (continued):

Minimum lease commitments of the Company and its subsidiaries under the above leases, at rates in effect on December 31, 2011, were as follows:

$ in thousands
Year ending December 31:
2012	9,843
2013	6,754
2014	5,462
2015	5,016
2016	2,747
2017 - 2020	15

29,837

The rental payments for the premises in Israel, which constitute approximately half of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the “Israeli CPI”).

Rental expenses totaled $10,087,000, $9,871,000 and $10,161,000 in the years ended December 31, 2011, 2010 and 2009, respectively.

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

In July 2005, a complaint was filed against the Company in the district court of Tel Aviv by a competitor and its principal shareholder claiming approximately NIS 18.5 million (the “Complaint”). In May 2004, the Company had filed a patent infringement suit against this competitor in the district court of Nazareth, in connection with which that court had issued a temporary injunction, also in May 2004, against this competitor. At the end of May 2011, the parties entered into a settlement agreement pursuant to which the Complaint was dismissed with prejudice and without cost to the Company (other than its own legal costs) and certain complaints filed by the Company against the competitor were also dismissed with prejudice and without cost to the competitor (other than its own legal costs).

From time to time, the Company is involved in other claims and legal and administrative proceedings that arise in the ordinary course of business. Based on currently available information, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8—COMMITMENTS, CONTINGENT LIABILITY AND RESTRICTION PLACED IN RESPECT OF LIABILITIES (continued):

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

c.	Restriction placed in respect of liabilities

As part of the Loan Agreements, the Company created a floating charge, for the benefit of the lender under the Loan Agreements, on all of its assets and a fixed charge was created on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Loan Agreements, see note 6.

The Company performs certain forward transactions and other activities with Bank Hapoalim Ltd. (“Hapoalim”). In connection with these activities, the Company is exposed to certain risks of loss. Hapoalim has granted the Company an approved credit risk limit of up to an aggregate amount of $22.0 million. To secure this credit risk, on October 21, 2010, Orbotech created a debenture under which an additional floating charge on all of the Company’s assets, was created in favor of Hapoalim ranking equally to that granted to IDB. In addition, Orbotech has agreed to comply with various operating covenants, including certain reporting requirements, covenants that restrict the creation of charges and pledges on its assets in favor of third parties, the sale of certain assets and certain acquisition and merger activities, without Hapoalim’s consent. In addition, the above-mentioned debenture also contains customary provisions allowing for acceleration of repayment of all amounts owed for positions taken by the Company in connection with the performance of certain forward transactions and other activities.

NOTE 9—SHAREHOLDERS’ EQUITY:

a.	Issued and outstanding shares; trading market

At December 31, 2011, a total of 43,312,049 Ordinary Shares were issued and outstanding. This does not include a total of 1,993,293 Ordinary Shares held by the Company at that date as treasury shares under Israeli law, virtually all of which were repurchased by the Company. For so long as such treasury shares are owned by the Company they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

On May 31, 2011, the Company completed a public offering of 7,705,000 Ordinary Shares (the “Offering”) at a public offering price of $12.50 per Ordinary Share. The gross proceeds from the Offering before the underwriting discount and other Offering expenses were approximately $96.3 million.

The Ordinary Shares are traded in the United States on the Nasdaq Global Select Market under the symbol ORBK.

b.	Equity remuneration plans:

(i)	Description of plans

The Company, through its board of directors (the “Board”) and, subject to Israeli company law, the remuneration committee of the Board (the “Remuneration Committee”), currently administers the Equity

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”) and the 2010 Equity-Based Incentive Plan (the “2010 Plan”), both of which were adopted with Orbotech shareholder approval; as well as a number of equity remuneration plans which were adopted or assumed by PDI prior to the PDI Closing Date and assumed by the Company on the PDI Closing Date in connection with the PDI Acquisition. These plans are discussed in further detail below.

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

Equity awards under the 2000 Plan are issuable in the form of restricted shares (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions) or as options to purchase Ordinary Shares, either within or outside the context of Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), in the form of incentive stock options that qualify for favorable tax treatment under United States tax law or ‘nonqualified’ stock options, or otherwise. The 2000 Plan will expire on June 4, 2015, except as to equity awards outstanding on that date.

At December 31, 2011, under the 2000 Plan, options to purchase a total of 3,773,844 Ordinary Shares (of which 2,101,000 had vested) remained outstanding, a total of 310,795 restricted shares that had been granted (of which 254,164 had vested) remained beneficially held by the grantees, and 374,175 Ordinary Shares remained available for future equity awards.

(B)	The 2010 Plan

On July 15, 2010, the Board adopted, and the Company’s shareholders subsequently approved, the 2010 Plan. The 2010 Plan is intended to assist the Company in attracting, retaining, motivating and rewarding employees, officers, directors and/or consultants of the Company and/or companies, partnerships or other entities and their respective subsidiary companies, partnerships or entities inside or outside of Israel in which the Company holds, directly or indirectly, at least a 50% equity interest, by providing them with equity-based incentives.

1,000,000 Ordinary Shares were reserved for issuance pursuant to awards granted under the 2010 Plan. The 2010 Plan: (i) provides only for the awarding of restricted shares and restricted share units (“RSU”s) (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions), either within or outside the context of Section 102 of the Tax Ordinance, and does not provide for the awarding of options to purchase Ordinary Shares; (ii) introduces performance-based equity awards to the Company’s equity program and provides that an aggregate of 250,000 or more of the Ordinary Shares subject to awards made under the 2010 Plan are to be subject to performance-based criteria to be established by the Board (but which shall be linked to the Company’s profitability); (iii) provides that if any award granted under the 2010 Plan expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminates for any reason without a delivery to the participant of the full number of Ordinary Shares to which the award related, the Ordinary Shares under such award which were not so

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

delivered shall again be available for the purposes of the 2010 Plan; but that Ordinary Shares not delivered pursuant to performance-based restricted shares or RSUs which expire, terminate or are forfeited or lapse solely because the performance goals with respect thereto were not attained will not again be available for purposes of the 2010 Plan; and (iv) provides that if the employment or services of a grantee of restricted shares or RSUs with or to the Company is or are terminated prior to the full vesting of, and lapsing of forfeiture provisions on, such award for any reason, the restricted shares or RSUs held by such participant that have not theretofore vested and on which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the applicable agreement provides otherwise). The Company’s general policy is to settle RSUs granted under the 2010 Plan through the issuance of Ordinary Shares rather than in cash, other securities, other awards under the 2010 Plan or other property. The 2010 Plan will terminate on July 14, 2020 (except as to awards outstanding on that date).

At December 31, 2011, under the 2010 Plan: (i) 222,198 non-performance-based RSUs and 126,102 performance-based RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 651,700 Ordinary Shares remained available for future equity awards.

(C)	PDI equity remuneration plans

On the PDI Closing Date, the Company assumed all of the equity remuneration plans which had previously been adopted or assumed by PDI and under which equity awards were outstanding immediately prior to the PDI Closing Date (collectively, the “PDI Equity Remuneration Plans”).

At December 31, 2011, under the PDI Equity Remuneration Plans collectively, options to purchase a total of 229,188 Ordinary Shares (of which 225,786 had vested), and 120,366 RSUs, remained outstanding.

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

In any other case in which a grantee ceases to be an employee of, or consultant to, the Company (e.g., dismissal or departure by mutual agreement): (i) the vesting of all such equity awards ceases immediately upon notice; and (ii) unless the notice provides, or the Company and grantee agree, otherwise, the grantee may exercise awards, to the extent vested at the time of notice, until the termination of his or her employment or services. Ordinary Shares subject to equity awards granted under the 2000 Plan become available for future equity awards under the 2000 Plan upon the expiration, termination, forfeiture or cancellation of such equity awards. Ordinary Shares subject to equity awards granted under the 2010 Plan

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

become available for purposes of future equity awards under the 2010 Plan upon the expiration, termination, forfeiture or lapse of such equity awards unless such expiration, termination, forfeiture or lapse occurred solely because the performance goals with respect thereto were not attained, in which case the Ordinary Shares subject to such equity awards do not again become available for purposes of the 2010 Plan. Ordinary Shares issued upon the exercise of options or in settlement of RSUs, and restricted shares (other than certain limitations on their transferability), have the same rights as other Ordinary Shares, immediately upon allotment.

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

(iv)	Equity awards data:

(A)	Overview

At December 31, 2011, under all of the Company’s equity remuneration plans (including the PDI Equity Remuneration Plans), equity awards (comprised of stock options, restricted shares and RSUs) with respect to a total of 4,782,493 Ordinary Shares were outstanding (of which 2,580,950 had vested) and 1,025,875 Ordinary Shares remained available for future equity awards.

The compensation cost charged against income for the Company’s equity remuneration plans during 2011, 2010 and 2009 was $3.6 million, $4.7 million and $6.4 million, respectively, without any reduction in income taxes.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

The fair value of each restricted share or RSU awarded is determined based on the market price of the Ordinary Shares on the date of grant.

(C)	Employee equity awards:

1.	Options

	Year ended December 31, 2011
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	4,456,771	11.12
Changes during year:
Granted (1)	272,619	11.04
Re-designated (2)	(14,275)	17.01
Exercised	(364,732)	5.69
Forfeited or expired	(437,124)	12.71

Outstanding at end of year	3,913,259	11.43	3.95	5,453

Exercisable at end of year	2,273,774	12.67	3.14	3,567

(1)	Including options to purchase a total of 33,919 Ordinary Shares awarded to directors of the Company, at an exercise price of $12.48 per share.
(2)	Represents awards re-designated pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (or vice versa) during the reporting period.

The aggregate intrinsic value represents the total pretax capital gain that would have been received by the holders of all ‘in-the-money’ options had they exercised all such options and sold the underlying shares at the closing price of the Ordinary Shares on December 31, 2011 (which was $9.98).

The weighted average grant date fair value of employee options granted during the years ended December 31, 2011, 2010 and 2009 was $3.83, $3.83 and $2.61, respectively. The total intrinsic value of employee options exercised during the years ended December 31, 2011, 2010 and 2009 was $2.5 million, $1.0 million and $0.4 million, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

2.	Restricted shares

	Year ended December 31, 2011
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	125,176	11.80
Changes during year:
Awarded (*)	13,569	12.48
Vested	(77,614)	12.13
Forfeited	(5,000)	11.10

Non-vested at end of year	56,131	11.59

(*) All	of which were awarded to directors of the Company.

The weighted average grant date fair value of employee restricted shares awarded during the years ended December 31, 2010 and 2009 was $10.28 and $9.70, respectively.

The total fair value of employee restricted shares vested during the years ended December 31, 2011, 2010 and 2009 was $0.9 million, $1.0 million and $0.8 million, respectively.

3.	RSUs

	Year ended December 31, 2011
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	377,246	8.65
Changes during year:
Awarded	245,150	10.43
Released	(138,457)	7.75
Forfeited	(20,273)	9.94

Outstanding at end of year	463,666	9.80

The weighted average grant date fair value of employee RSUs awarded during the year ended December 31, 2010 was $10.75. No employee RSUs were awarded during the year ended December 31, 2009.

The total intrinsic value of employee RSUs released during the year ended December 31, 2011, 2010 and 2009 was $1.9 million, $1.5 million and $2.0 million, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

4.	Black-Scholes data

In calculating the fair value of options granted to employees under share-based remuneration arrangements during 2011, 2010 and 2009, the Company used the following assumptions: dividend yield of 0% and expected life of 4.5 years in each year; expected volatility of: 2011—43.2%, 2010—41% and 2009—37%; and risk-free interest rate of: 2011—1.5%, 2010—1.5% and 2009—1.5%.

5.	Unrecognized compensation expense

At December 31, 2011, there was $2.6 million of total unrecognized compensation cost related to non-vested employee options, $3.0 million of total unrecognized compensation cost related to non-vested employee RSUs and $0.2 million of total unrecognized compensation cost related to non-vested employee restricted shares, granted under the Company’s equity remuneration plans. That cost is generally expected to be recognized over a period of four years.

(D)	Non-employee equity awards:

1.	Options

	Year ended December 31, 2011
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	75,014	14.47
Changes during year:
Granted	8,000	10.73
Re-designated (1)	14,275	17.01
Exercised		N/A
Forfeited or expired	(7,516)	13.32

Outstanding at end of year	89,773	14.63	3.52	76

Exercisable at end of year	53,012	17.50	2.27	56

(1)	Represents awards re-designated pursuant to changes in status of grantees from ‘employee’ to ‘non-employee’ of the Company (or vice versa) during the reporting period.

The weighted average grant date fair value of non-employee options granted during the years ended December 31, 2011, 2010 and 2009 was $4.06, $5.13 and $3.57, respectively. The total intrinsic value of non-employee options exercised during the years ended December 31, 2011, 2010 and 2009 was zero, $6,400 and $1,400, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

2.	Restricted shares

	Year ended December 31, 2011
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	1,250	13.80
Changes during year:
Awarded		N/A
Vested	(750)	15.11

Non-vested at end of year	500	11.84

No restricted shares were awarded to non-employees during the years ended December 31, 2011, 2010 and 2009.

The total fair value of non-employee restricted shares vested during the years ended December 31, 2011, 2010 and 2009 was $9,000, $17,000 and $19,000, respectively.

3.	RSUs

	Year ended December 31, 2011
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	2,000	10.75
Changes during year:
Awarded	3,000	10.21
Released		N/A
Forfeited		N/A

Outstanding at end of year	5,000	10.43

The weighted average grant date fair value of non-employee RSUs awarded during the year ended December 31, 2010 was $10.75. No non-employee RSUs were awarded during the year ended December 31, 2009.

No non-employee RSUs were released during the years ended December 31, 2011 and 2010.

4.	Black-Scholes data

In calculating the fair value of options granted to non -employees under share-based remuneration arrangements during 2011, 2010 and 2009, the Company used the following assumptions: dividend yield of 0% and expected life of 7 years in each year; expected volatility of: 2011- 37.6%, 2010—41% and 2009—39%; and risk-free interest rate of: 2011—1.5%, 2010—1.5% and 2009—1.5%.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

5.	Unrecognized compensation expense

At December 31, 2011, there was 0.1 million of total unrecognized compensation cost related to non-vested non-employee options and non-employee restricted shares.

c.	Dividends

The distribution of cash dividends out of all the retained earnings of the Company (approximately $274 million as of December 31, 2011) would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—TAXES ON INCOME (continued):

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

Additional amendments to the Approved Enterprise Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from income taxed in accordance with the 2011 Amendment.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company and its Israeli subsidiaries are ‘industrial companies’ as defined by this law and as such are entitled to certain tax benefits, consisting mainly of accelerated depreciation and amortization of patents and certain other intangible property.

c.	Other applicable tax rates:

(i)	Income from other sources in Israel

Income not eligible for benefits under the Approved Enterprise Law mentioned in a. above is taxed at the corporate tax rate of 26% in 2009, 25% in 2010 and 24% in 2011. On December 6, 2011, the “Tax Burden Distribution Law” Legislation Amendments (2011) was published in the official gazette, under which the previously approved gradual decrease in corporate tax was cancelled. The corporate tax rate increased to 25% as from 2012.

(ii)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence, mainly 20%-25% in China, 16.5% in Hong Kong, 42% in Japan and 34% in the U.S. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be liable to additional Israeli income taxes

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—TAXES ON INCOME (continued):

(subject to an adjustment for foreign tax credits) and foreign withholding taxes. The Company’s management has determined not to distribute any amounts of its undistributed income as a dividend if such distribution would result in a tax liability. The Company intends to reinvest the amount of such tax income; accordingly, no deferred income taxes have been provided for.

d.	Carryforward tax losses

Carryforward tax losses totaled approximately $164 million at December 31, 2011, of which $61.0 million have no expiration date. As of December 31, 2011, a U.S. subsidiary had a federal net operating tax loss carryforward of approximately $103.0 million, which is included in the above $164.0 million amount of the carryforward tax losses. The federal operating losses carryforward can be offset against taxable income for 15-20 years and expires from 2017-2026. The Company believes that, as a result of having undergone an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, its ability to use its net operating loss carryforwards and other tax attributes to offset future U.S. taxable income, and thereby reduce its tax liability, is limited.

As of December 31, 2011 and 2010, valuation allowance in the amount of approximately $24.0 million and $20.0 million, respectively, has been recorded in respect of deferred tax assets relating to these losses.

Carryforward capital losses for tax purposes totaled approximately $16.0 million at December 31, 2011. Such losses have no expiration date.

e.	Deferred income taxes

Provided in respect of the following:

	December 31
	2011	2010
	$ in thousands
Provision for vacation pay	680	720
Accrued severance pay	3,216	3,035
Carryforward tax losses	53,116	58,105
Research and development costs	4,197	3,996
Taxes on undistributed income of Israeli subsidiary	(3,517)	(4,376)
Intangible assets	(21,500)	(26,032)
Other	3,696	2,700

	39,888	38,148
Less—valuation allowance*	26,068	21,744

	13,820	16,404

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2011	2010	2009
	$ in thousands
Balance at beginning of year	21,744	24,379	28,774
Additions (reductions) during the year	4,324	(2,635)	(4,395)

Balance at end of year	26,068	21,744	24,379

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—TAXES ON INCOME (continued):

Deferred taxes are included in the balance sheets as follows:

	December 31
	2011	2010
	$ in thousands
Assets:
Current deferred income taxes	6,580	5,913
Non-current deferred income taxes	8,999	12,679

	15,579	18,592

Liability-
Non-current deferred income taxes	1,759	2,188

	13,820	16,404

Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred taxes are computed for the Company and its Israeli subsidiaries at tax rates ranging from 10% to 15%. For non-Israeli subsidiaries, the deferred taxes are computed at applicable tax rates, ranging from 16.5% to 42%.

As stated in a. above, part of the Company’s income is tax-exempt due to the approved enterprise status granted to most of the Company’s production facilities. The Company has decided to permanently reinvest the amount of the tax-exempt income and not to distribute such income as cash dividends. Accordingly, no deferred income taxes have been provided in respect of such tax-exempt income.

The amount of tax that would have been payable had such exempt income earned through December 31, 2011 been distributed as dividends is approximately $29.0 million.

f.	Taxes on income included in the income statements

As follows:

	Year ended December 31
	2011	2010	2009
	$ in thousands
Current:
Israeli	(275)	(1,226)	(2,510)
Non-Israeli	5,369	12,489	2,669

	5,094	11,263	159

Deferred:
Israeli	3,110	(1,469)	(1,516)
Non-Israeli	(527)	(2,397)	985

	2,583	(3,866)	(531)

Total income taxes expense (benefit)	7,677	7,397	(372)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—TAXES ON INCOME (continued):

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax expense:

	Year ended December 31
	2011	2010	2009
	$ in thousands
Income (loss) from continuing operations before taxes on income*	53,510	50,403	(16,214)

Theoretical tax expense (benefit) on the above amount	12,842	12,600	(4,216)
Less—tax benefits arising from approved enterprises	(4,731)	(529)	2,777

	8,111	12,071	(1,439)
Increase (decrease) in taxes resulting from:
Different tax rates applicable to non-Israeli
subsidiaries	(4,064)	(2,192)	1,077
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes - net	3,969	5,970	4,302
Deferred taxes on losses for which valuation allowance was provided	(4,532)	(5,232)
Other	(131)	(585)	83
Net change in valuation allowance	4,324	(2,635)	(4,395)

Actual tax expense (benefit)	7,677	7,397	(372)

* As follows:
Taxable in Israel	19,332	(9,582)	(53,021)
Taxable outside Israel	34,178	59,985	36,807

	53,510	50,403	(16,214)

g.	Tax assessments

The Company files income tax returns in multiple jurisdictions having varying statutes of limitations. For the various tax years from 2004 through 2007, the Company and most of its subsidiaries have either received final tax assessments or the applicable statute of limitations rules have become effective. Open tax years in the following major jurisdictions are: Israel—2008 and onwards; Hong Kong—2006 and onwards; United States and Japan—2008 and onwards.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—TAXES ON INCOME (continued):

h.	Uncertain tax positions

Following is a roll-forward of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ending on December 31, 2011, 2010 and 2009 (not including interest or penalties):

	Year ended December 31
	2011	2010	2009
	$ in thousands
Balance at beginning of year	17,243	13,239	12,892
Increases in unrecognized tax benefits as a result of tax positions taken during the year	4,269	7,893	1,355
Decrease in unrecognized tax benefits as a result of tax positions taken during a prior year, net	(1,582)	(317)	(623)
Decreases in unrecognized tax benefits as a result of statute of limitations expirations and tax audits	(1,629)	(3,572)	(385)

Balance at end of year	18,301 *	17,243 *	13,239

*	Of which $2,930,000 at December 31, 2011 and $5,240,000 at December 31, 2010 are classified as short term liabilities.

As of December 31, 2011, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

In the years ended December 31, 2011, 2010 and 2009, the Company recorded net interest and penalties expenses (income) for uncertain tax positions in the amounts of $0.6 million, $(0.1) million and $(0.2) million respectively, including taxes on income in the statements of operations. As of December 31, 2011 and 2010, the amounts of interest and penalties accrued on the balance sheet related to unrecognized tax benefits were approximately $1.6 million and $1.0 million, respectively, which is included within income tax accrual on the balance sheets.

NOTE 11—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates. The Company enters into forward exchange contracts to hedge its balance sheet exposure as well as certain future cash flows in connection with payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative instruments

As stated in note 1s, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2011 were as follows:

$ in millions
Forward exchange contracts for conversion of:
Euros into Dollars	2.6

Japanese Yen into Dollars	39.4

Dollars into NIS	32.6

Korean Won into Dollars	12.0

Taiwan Dollars into Dollars	7.8

Chinese RMB into Dollars	8.7

The terms of all of these currency derivatives are less than one year.

The following table summarizes activity in accumulated other comprehensive income related to derivatives classified as cash flow hedges held by the Company during the reported years:

	Year ended December 31
	2011	2010	2009
	$ in thousands
Balance at beginning of year	581	2,657	(5,799)
Unrealized gains (losses) from derivatives	(267)	4,399	4,701
Reclassifications into earnings from other comprehensive income (loss)	(805)	(6,444)	3,735
Tax effect	(109)	(31)	20

Balance at end of year	(600)	581	2,657

c.	Fair value of financial instruments

The fair value of financial instruments included in working capital and in non-current liabilities is usually close or identical to their carrying amounts. The fair value of non-current trade receivables and long-term liabilities also approximates the carrying amounts, since they bear interest at rates close to prevailing market rates.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011 and 2010, consistent with the fair value hierarchy provisions of the applicable accounting rules:

	Fair value measurements at reporting date using
	Level 1	Level 2	Level 3	Total
	$ in thousands
December 31, 2011:
Assets:
Derivative assets designated as hedging instruments		11		11

Derivative assets not designated as hedging instruments		14		14

Liabilities -
Derivative liabilities designated as hedging instruments		575		575

Derivative liabilities not designated as hedging instruments		315		315

December 31, 2010:
Assets:
Marketable securities	187			187

Auction-rate securities			2,362	2,362

Derivative assets designated as hedging instruments		631		631

Derivative assets not designated as hedging instruments		37		37

Liabilities -
Derivative liabilities designated as hedging instruments		60		60

Derivative liabilities not designated as hedging instrument		743		743

1.	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

2.	Level 2—Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly. Derivates, as described in b. above, are of value primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

3.	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company’s auction-rate securities, which have experienced a lack of liquidity and therefore do not have an active market of observable prices, are measured separately at fair value, which is determined using a valuation model. The valuation model relies on Level 3 inputs including, among others things: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect the uncertainty of current market conditions; (iii) consideration of the probabilities of default, auction failure or repurchase at par for each period; (iv) assessments of counterparty credit quality; (v) estimates of recovery rates in the event of default for each security; and (vi) overall capital market liquidity. These estimated fair values are subject to uncertainties that are difficult to predict; therefore, such auction-rate securities have been classified as Level 3 fair value hierarchy.

The following table summarizes the activity for those financial assets (auction rate securities) where fair value measurements are classified as Level 3:

	2011	2010
	$ in thousands
Balance at January 1	2,362	9,780
Amount realized	(1,967)	(6,742)
Net change in fair value:
Recorded as financial expenses	(395)	(1,250)
Recorded as other comprehensive income	—	574

Balance at December 31	—	2,362

NOTE 12—SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

Substantially all of the Company’s cash and cash equivalents bear interest. The annual interest rates as of December 31, 2011 ranged up to 1.33%.

b.	Marketable securities:

Available-for-sale securities:

	Amortized cost	Aggregate fair value
	$ in thousands
December 31, 2010:
Debt securities	187	187
Auction-rate securities	2,362	2,362

	2,549	2,549

During 2011 and 2010, the Company sold $1.9 and $7.2 million of auction-rate securities, following which it recorded $0.4 million and $0.9 million, respectively in losses charged to financial expenses.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12—SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

c.	Accounts receivable:

(i)	Trade accounts receivable are presented net of an allowance for doubtful accounts, the balance and the changes in the allowance are comprised as follows:

	Year ended December 31
	2011	2010	2009
	$ in thousands
Balance at beginning of year	7,545	9,195	7,596
Increase (decrease) during the year	(1,265)	(721)	2,218
Bad debt written off	(1,950)	(929)	(619)

Balance at end of year	4,330	7,545	9,195

Year ended December 31
2011	2010
$ in thousands
(ii)	Other:

Employees	1,648	1,716
Prepaid expenses	10,822	10,563
Deposits in respect of rent and other	4,270	4,302
Israeli Government departments and agencies (mainly value added tax refundable)	3,893	2,205
Advance payments to suppliers	1,536	6,897
Derivative assets	26	668
Sundry	3,968	3,568

	26,163	29,919

d.	Accounts payable and accruals—other

	December 31
	2011	2010
	$ in thousands
Employees and employee institutions	23,401	22,237
Government departments and agencies	8,865	10,214
Derivative liabilities	890	804
Accrued expenses	21,901	21,155
Sundry	2,533	880

	57,590	55,290

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12—SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

e.	Deferred income

	December 31
	2011	2010
	$ in thousands
Deferred revenue relating to warranty commitments(*)	24,110	24,421
Deferred revenue	1,800

	25,91 0	24,421

*	The changes in deferred revenues relating to warranty commitments:

	Year ended December 31
	2011	2010
	$ in thousands
Balance at beginning of year	24,421	17,005
Revenue recognized during the year	(31,584)	(21,612)
Deferred revenue relating to new sales	31,273	29,028

Balance at end of year	24,110	24,421

f.	Accumulated other comprehensive income (loss)

	December 31
	2011	2010	2009
	$ in thousands
Accumulated gain (loss) in respect of derivative instruments designated for cash flows hedge, net of tax	(600)	581	2,657
Accumulated currency translation adjustment	(860)	873	1,734
Accumulated realized and unrealized loss on available-for-sale securities, net	—	—	(574)

	(1,460)	1,454	3,817

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA:

a.	Segment and geographical information:

(i)	Reportable segments:

(A)	General

The Company’s two reportable segments are as follows:

1.	Production Solutions for the Electronics Industry—this comprises the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry. The Company’s products include AOI, AOR, imaging and production systems used in the manufacture of PCBs and other electronic components and AOI, test and repair systems used in the manufacture of FPDs. The Company also markets CAM and engineering solutions for PCB production. The Company aggregates two operating segments into this reportable segment based on the similarity of their long-term economic characteristics, products and services, production processes, classes of customers, methods of distribution and inter dependence.

2.	Recognition Software—this comprises the development and marketing of character recognition solutions to banks, financial and other payment processing institutions by Orbograph.

In addition to its two reportable segments, certain research, development and marketing initiatives concerning various products not related to the Company’s two reportable segments are classified under “Other”.

(B)	Information on revenues and assets of the reportable segments:

1.	Measurement of revenues and assets of the reportable segments:

The measurement of revenues and assets of the reportable segments is based on the same accounting principles applied in these financial statements.

Segment income or loss reflects the income or loss from continuing operations of the segment and does not include financial expenses—net, taxes on income and loss from discontinued operations since those items are not allocated to the segments.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA (continued):

2.	Financial data relating to reportable segments:

	Production solutions for the electronics industry	Recognition software	Other	Total
	$ in thousands
Year ended December 31, 2011:
Revenues from unaffiliated customers:
Sales of products	417,109	6,859		423,968
Services rendered	135,527	5,818		141,345

Total revenues	552,636	12,677		565,313

Operating income (loss)	62,624	2,725	(5,288)	60,061

Assets (at end of year)	707,360	20,608	3,936	731,904

Expenditures for segment assets	7,291	915	1,658	9,864

Depreciation and amortization	19,645	154	159	19,958

Year ended December 31, 2010:
Revenues from unaffiliated customers:
Sales of products	401,822	7,710		409,532
Services rendered	113,761	6,062		119,823

Total revenues	515,583	13,772		529,355

Operating income (loss)	60,594	3,198	(6,105)	57,687

Assets (at end of year)	583,366	12,795	1,208	597,369

Expenditures for segment assets	6,329	91	332	6,752

Depreciation and amortization	23,331	152	182	23,665

Year ended December 31, 2009:
Revenues from unaffiliated customers:
Sales of products	244,057	7,774		251,831
Services rendered	101,195	6,304		107,499

Total revenues	345,252	14,078		359,330

Operating income (loss)	(5,179)	3,571	(3,516)	(5,124)

Assets (at end of year)	564,547	9,569	621	574,737

Expenditures for segment assets	3,572	71	27	3,670

Depreciation and amortization	29,472	128	377	29, 977

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA (continued):

3.	Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31
	2011	2010	2009
	$ in thousands
Total assets of reportable segments at end of year	731,904	597,369	574,737
Assets not allocated to segments	15,579	30,972	31,025

Consolidated assets at end of year	747,483	628,341	605,762

(ii)	Geographical information:

Revenues—classified by geographical area (based on the location of customers):
Sales of products:
China	193,415	101,719	46,480
Korea	69,252	141,674	52,591
Taiwan	50,829	83,045	68,632
Japan	42,995	40,846	58,181
North America (*)	33,013	22,610	13,912
Europe	13,924	16,086	9,794
Other (**)	20,540	3,552	2,241

Total sales of products	423,968	409,532	251,831

Services rendered:
China	39,014	28,978	24,555
Korea	23,602	20,171	18,301
Taiwan	24,212	21,263	18,514
Japan	20,811	19,494	15,627
North America (*)	18,427	17,275	17,719
Europe	11,301	9,899	9,966
Other (**)	3,978	2,743	2,817

Total services rendered	141,345	119,823	107,499

	565,313	529,355	359,330

(*)	mainly the United States.
(**)	mainly in the Pacific region.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA (continued):

(iii)	Property plant and equipment net of accumulated depreciation and amortization by geographical location:

	December 31
	2011	2010	2009
	$ in thousands
Israel	10,975	10,299	12,300
United States	5,451	5,571	5,837
Europe	6,713	5,466	5,855
Other	3,525	3,506	3,216

Total	26,664	24,842	27,208

b.	Major customers

Revenues for the years ended December 31, 2011, 2010 and 2009 included revenues recognized from major customers as below:

	Year ended December 31
	2011	2010	2009
	% of revenues
Customer A	*	17	15
Customer B	*	11	*
Customer C	*	*	15
Customer D	*	*	13

*	Less than 10% of the Company’s revenues

All such revenues related to the Production Solutions for the Electronics Industry segment.

c.	Cost of revenues:

	Year ended December 31
	2011*	2010	2009
	$ in thousands
1) Cost of products sold:
Materials and subcontractors	194,819	188,471	122,475
Labor costs	22,523	16,675	13,405
Overhead and other expenses	16,670	19,494	10,573

	234,012	224,640	146,453

2) Cost of services rendered:
Materials consumed	36,728	37,691	33,050
Labor costs	33,557	30,633	26,590
Overhead and other expenses	25,145	19,937	14,109

	95,430	88,261	73,749

*	Excludes write-down of inventories in the amount of $6,743,000

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA (continued):

d.	Selling, general and administrative expenses

	Year ended December 31
	2011	2010	2009
	$ in thousands
Comprised as follows:
Selling	43,943	38,970	39,625
General and administrative	28,640	27,294	23,973

	72,583	66,264	63,598

f.	Financial expenses—net:

	Year ended December 31
	2011	2010	2009
	$ in thousands
Income:
Interest:
In respect of bank deposits and marketable securities	1,834	1,005	1,230
Other	83	40	712
Non-Dollar transaction gains—net		8

	1,917	1,053	1,942

Expenses:
Interest:
Bank loan	4,674	5,935	4,334
Costs relating to factoring of letters of credit and promissory notes	417	525	978
Net loss from sale of marketable securities	395	909	299
Impairment of available-for-sale securities		343	2,681
Non-Dollar transaction losses—net	2,072		4,434
Bank charges and other	910	625	306

	8,468	8,337	13,032

	(6,551)	(7,284)	(11,090)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA (continued):

g.	Earnings (loss) per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings (loss) per share:

	Year ended December 31
	2011	2010	2009
	In thousands
Weighted average number of shares issued and outstanding (net of treasury shares)—used in computation of basic earnings (loss) per share	39,909	34,911	34,501
Add—incremental shares from assumed exercise of options	907	867

Weighted average number of shares used in computation of diluted earnings (loss) per share	40,816	35,778	34,501