Form 20-F
period 2012-12-31
ORBOTECH LTD
filed 2013-02-22
CIK 749037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

E-mail: michael.havin@orbotech.com

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

As of December 31, 2012, the Registrant had outstanding 43,403,894 Ordinary Shares1, NIS 0.14 Nominal (par) Value each.

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

Does not include a total of 5,130,298 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Registrant or available for grant pursuant to such plans, of which: 3,864,528 were subject to outstanding stock options (2,734,863 of which had vested); 524,216 were subject to outstanding and unvested restricted share units; and 741,554 remained available for future equity awards pursuant to such plans, all as of December 31, 2012, comprised of:

(a)	4,026,113 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:

(i)	3,689,693 were subject to outstanding options (2,560,028 of which had vested); and

(ii)	336,420 remained available for future equity awards pursuant to the 2000 Plan;

(b)	929,350 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:

(i)	524,216 were subject to outstanding and unvested restricted share units; and

(ii)	405,134 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	174,835 Ordinary Shares issuable pursuant to options granted by Photon Dynamics, Inc. (“PDI”), prior to its acquisition by the Registrant, under PDI’s equity remuneration plans and which were assumed in connection with that acquisition (all of which had vested).

The above number of Ordinary Shares outstanding also does not include a total of 2,229,595 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Registrant, of which: (a) 1,993,293 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Registrant nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Registrant; and (b) 236,302 were owned by a subsidiary of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Registrant.

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

This Annual Report on Form 20-F (this “Annual Report”) includes industry data obtained from periodic industry publications and internal Company information, and also includes certain statements as to competitive position that are based primarily on the Company’s knowledge of the industry and industry data. Industry publications and surveys generally state that the information they contain has been obtained from sources believed to be reliable; however, the Company has not independently verified any such information. Unless otherwise noted, statements as to the Company’s relative competitive position are approximated based on revenues and management estimates using the above-mentioned third-party data and internal analyses and estimates.

This Annual Report relates to the Ordinary Shares New Israeli Sheqels (“NIS”) 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Annual Report, references to: (i) Orbotech Ltd. are intended to be to Orbotech Ltd. and not to any of its subsidiaries or joint venture; and (ii) the Company, the Registrant or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated entities. Commencing from the first quarter of 2013, the Company will account for its interest in Frontline P.C.B. Solutions Limited Partnership (“Frontline”) using the equity method. For further information, see Item 5—Operating and Financial Review and Prospects—Basis of Presentation. Non-financial information presented herein, such as number of employees, patents and properties utilized by the Company in its operations does not include information as to Frontline and the Company’s discontinued operations as described herein.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report contains certain forward-looking statements and information with respect to, among other things, the business, the industries in which the Company operates, the financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’ or ‘anticipates’, the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements appearing in Item 3—Key Information—Risk Factors; Item 4—Information on the Company; and Item 5—Operating and Financial Review and Prospects regarding trends in the electronics, recognition software, solar energy and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2013 and beyond. Such statements are derived from beliefs and assumptions of the Company’s management based, in part, upon information available to the Company as of the date of this Annual Report. They reflect the views of the Company as of the date of this Annual Report with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors that may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the Company’s ability to implement business realignment initiatives in the timeframe anticipated or at all and the timing and extent of any cost savings derived therefrom; the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter (as defined below) brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter and the other matters discussed under Item 3—Key Information—Risk Factors.

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

3.A    Selected Financial Data

The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2012, 2011 and 2010, and the consolidated balance sheet data as of December 31, 2012 and 2011, have been derived from the audited Financial Statements listed in Item 18 (the “Financial Statements”), which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States, except as otherwise described therein and set forth elsewhere in this Annual Report. The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2009 and 2008, and the consolidated balance sheet data as of December 31, 2010, 2009 and 2008, have been derived from audited consolidated financial statements not included herein that have been adjusted for discontinued operations and have also been prepared in accordance with U.S. GAAP, except as otherwise described therein. The selected consolidated financial data set forth in this Item 3.A should be read in conjunction with Item 3—Key Information—Risk Factors, Item 5—Operating and Financial Review and Prospects and the Financial Statements.

Statement of Operations Data:

(in thousands except per share data and footnotes)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Revenues	$400,731	$565,313	$529,355	$359,330	$407,950
Cost of revenues:
Cost of products sold and services rendered	235,223	329,442	312,901	220,202	241,946
Write-down of inventories (1)	14,255	6,743	—	—	3,348

Total cost of revenues	249,478	336,185	312,901	220,202	245,294

Gross profit	151,253	229,128	216,454	139,128	162,656
Research and development costs:
Expenses incurred	73,636	86,165	81,191	66,318	75,353
Less—government participations (2)	1,821	1,985	2,864	2,212	3,281

Net research and development costs	71,815	84,180	78,327	64,106	72,072
Selling, general and administrative expenses	75,142	72,583	66,264	63,598	71,723
Amortization of intangible assets (3)	9,907	12,304	14,176	19,848	5,743
In-process research and development charges (4)	—	—	—	—	6,537
Restructuring charges (5)	5,063	—	—	—	8,621
Impairment of intangible assets (6)	30,142	—	—	—	—
Impairment (adjustment of impairment) of goodwill (7)	—	—	—	(3,300)	93,368

Operating income (loss)	(40,816)	60,061	57,687	(5,124)	(95,408)
Financial expenses—net (8)	(5,100)	(6,551)	(7,284)	(11,090)	(1,474)

Income (loss) from continuing operations before taxes on income	(45,916)	53,510	50,403	(16,214)	(96,882)
Income tax expense (benefit)	456	7,677	7,397	(372)	800

Income (loss) from continuing operations of the Company	(46,372)	45,833	43,006	(15,842)	(97,682)
Share in losses of an associated company	(165)	(179)	—	—	—

Net income (loss) from continuing operations	(46,537)	45,654	43,006	(15,842)	(97,682)
Income (loss) from discontinued operations, net of tax (9)	—	1,363	(8,717)	(3,914)	(37,391)

Net income (loss)	(46,537)	47,017	34,289	(19,756)	(135,073)

Net income (loss) attributable to non-controlling interests	(958)	(322)	144	168	232

Net income (loss) attributable to Orbotech Ltd.	$(45,579)	$47,339	$34,145	$(19,924)	$(135,305)

Amounts attributable to Orbotech Ltd.:
Income (loss) from continuing operations	(45,579)	45,976	42,862	(16,010)	(97,914)
Income (loss) from discontinued operations, net of tax	—	1,363	(8,717)	(3,914)	(37,391)

Net Income (loss) attributable to Orbotech	$(45,579)	$47,339	$34,145	$(19,924)	$(135,305)

Earnings (loss) per share
Income (loss) from continuing operations:
basic	$(1.05)	$1.15	$1.23	$(0.46)	$(2.92)
diluted (10)	$(1.05)	$1.13	$1.20	$(0.46)	$(2.92)
Net income (loss):
basic	$(1.05)	$1.19	$0.98	$(0.58)	$(4.04)
diluted (10)	$(1.05)	$1.16	$0.95	$(0.58)	$(4.04)
Weighted average number of shares used in computation of earnings (loss) per share (11):
Basic	43,501	39,909	34,911	34,501	33,512

diluted (10)	43,501	40,816	35,778	34,501	33,512

Balance Sheet Data:

(in thousands)

	At December 31,
	2012	2011	2010	2009	2008
Working capital (12)	$401,265	$482,756	$356,378	$324,188	$165,285
Long-term bank loan (13)	—	64,000	96,000	128,000	—
Total assets	653,318	747,483	628,341	605,762	634,861
Capital stock	276,958	273,058	176,698	171,494	163,641
Equity (14)	447,513	490,132	349,555	312,513	313,030

(1)	The write-downs of inventories of $14,255,000 in 2012 and $6,743,000 in 2011 primarily relate to excess inventories of components and non-cancelable commitments for certain of the Company’s FPD products. The write-down of inventories of $3,348,000 in 2008 primarily relates to excess inventories of components for certain of the Company’s PCB products.
(2)	The Company receives certain government funding for the development of approved projects and is not required to pay royalties on sales of products developed on the basis of such funding. See Note 1o to the Financial Statements.
(3)	The amortization of intangible assets is primarily attributable to the acquisition by Orbotech, on October 2, 2008, of PDI pursuant to the Agreement and Plan of Merger and Reorganization dated June 26, 2008 (the “PDI Acquisition”). Based on factors as of the date of this Annual Report, estimated amortization expense associated with intangible assets for 2013 is $4,048,000. See Note 5b to the Financial Statements.
(4)	In-process research and development charges in 2008 were associated with the PDI Acquisition.
(5)	The restructuring charges of $5,063,000 in 2012 and $8,621,000 in 2008, relate to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure.
(6)	The impairment of intangible assets of $30,142,000 in 2012 is associated with the Company’s FPD business. See Notes 1m and 5 to the financial statements.
(7)	The adjustment of impairment of goodwill in 2009 represents $3,300,000 of additional consideration from the sale of Salvador Imaging, Inc. (“Salvador”) which was owned by PDI at the time of the PDI Acquisition. The impairment of goodwill of $93,368,000 in 2008 is comprised of a write-off of $87,977,000 of goodwill associated with the Company’s FPD business and a write-off of $5,391,000 of goodwill associated with the Company’s assembled PCB business.
(8)	Includes interest expense associated with $160,000,000 borrowed in 2008 to complete the PDI Acquisition pursuant to the Loan Agreements (as defined below) entered into with Israel Discount Bank Ltd. (“Discount Bank”), offset by interest income from cash and short term bank deposits. At December 31, 2012, $64,000,000 principal amount was outstanding under the Loan Agreements. On February 11, 2013 the Company prepaid $32,000,000 of this amount and, as of the date of this Annual Report, $32,000,000 principal amount was outstanding under the Loan Agreements. See Notes 6 and 8c to the Financial Statements.
(9)	Income from discontinued operations, net of tax, of $1,363,000 in 2011, and losses from discontinued operations, net of tax, of $8,717,000 in 2010, $3,914,000 in 2009 and $37,391,000 in 2008, are attributable to the operations of Orbotech Medical Solutions Ltd. (“OMS”) and Orbotech Medical Denmark A/S (“OMD”).
(10)	Excludes equity awards outstanding at December 31, 2012, 2009 and 2008, as their inclusion would be anti-dilutive.
(11)	The actual number of Ordinary Shares outstanding at December 31, 2011 was 43,312,049.
(12)	Working capital is defined as current assets less current liabilities.
(13)	Net of current maturities.
(14)	Comprising Orbotech Ltd. shareholders’ equity and non-controlling interests.

As of December 31, 2012, the Company had outstanding indebtedness in an aggregate principal amount of $64.0 million, $32.0 million of which was due to be repaid in 2013. On February 11, 2013, following the Partial Prepayment (as defined below), the Company had outstanding indebtedness in an aggregate principal amount of $32.0 million, all of which is due to be repaid in 2013. The Company has not paid any cash dividends in the last five years. See Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources. On November 5, 2012, the Company announced a program for the repurchase of Ordinary Shares. See Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

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

(a)    We incurred a net loss in 2012 and have incurred net losses in the past and we may not be profitable in the future.

We recorded a net loss of $45.6 million for the year ended December 31, 2012; and although we recorded net income of $47.3 million and $34.1 million for the years ended December 31, 2011 and 2010, respectively, we also recorded net losses of $19.9 million and $135.3 million for the years ended December 31, 2009 and 2008, respectively. Our ability to return to or sustain profitability in the future depends in part on the global economy, the rate of growth of, and changes in technology trends in, the PCB, FPD and other industries in which we currently or may in the future operate, our ability to develop and manufacture new products and technologies in a timely manner, the competitive position of our products, the continued acceptance of our products by our customers and in the industries that we serve and our ability to manage expenses. In 2012, and in prior years, we undertook cost cutting initiatives in response to economic conditions, including reducing our worldwide workforce. In the future, we may have to undertake additional cost reduction initiatives to return to or sustain profitability, which may lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flow in the future. We cannot assure you that we will not continue to report losses in future periods or that, if we return to profitability, we will remain profitable.

(b)    We are dependent upon the worldwide electronics industry and unfavorable economic conditions and capital expenditures may negatively impact our operating results.

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, we depend upon the need by manufacturers of PCBs and FPDs to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their manufacturing processes. These spending levels are impacted by the actual and expected worldwide level of demand for consumer end-products that utilize PCBs, FPDs and other electronic components in their production processes, including, among others, smartphones, tablets, computers, televisions, automobiles and portable electronic devices and for products used in medical, industrial, telecommunications and military applications. Demand for consumer end-products is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down and/or periods of economic uncertainty as consumers reduce discretionary spending on electronics. Although we implemented cost reduction and business realignment measures in 2008 and 2012 in response to prevailing economic conditions which had led to decreased demand, we are limited in our ability to further reduce expenses due to the ongoing need to invest in research and development and to maintain our worldwide customer service and support operations. In circumstances of significantly reduced overall demand for electronic devices using PCBs and FPDs, or delays in capital investment due to uncertain economic and/or industry conditions, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business and results of operations.

Demand for our products is also created, in part, by technological developments that affect product functionality or give rise to new or enhanced products, such as smartphones, tablets, liquid crystal display (“LCD”) televisions and other sophisticated devices. These developments generate an ongoing need on the part of electronics component manufacturers for the type of improved yield-enhancing and production solutions we provide. If changes in these technologies do not continue to occur, or if other technologies were to emerge that lessened or obviated the need for the use of PCBs and FPDs in electronic devices, the overall demand for our products could be reduced.

(c)    Capital investments by PCB and FPD manufacturers are highly cyclical and may remain at low levels or continue to decline in the future. If we fail to respond to industry cycles, our business could be seriously harmed.

Our business relies considerably upon continuing capital investments by manufacturers of PCBs and FPDs. The capital equipment procurement practices of both PCB and FPD manufacturers have been, and continue to be, highly cyclical in nature, and have experienced both periodic and sustained downturns. For example, in the past, contractions in the credit markets have caused severe financial system disruptions that have contributed to a significant downturn in the electronics industry, which, in turn, impacted our revenues and profitability. Our business may be negatively affected if the availability of capital resources for investment is reduced, particularly in the computer, mobile connected devices, television or telecommunications industries. In addition, our business in 2012 was negatively affected by reductions in the capital expenditure programs of PCB or FPD manufacturers and will continue to be negatively affected while low levels of investment persist and/or if further declines occur.

We cannot predict future levels of demand for electronic products and devices with accuracy. For example, the increase in demand for smartphones, tablets, e-readers and other mobile connected devices during recent years may not continue at its current level, may not increase as anticipated and may decline. If this happens, our PCB business may be adversely impacted. In addition, the need for higher definition, more power efficient, low cost FPDs may not increase as anticipated or even continue at current levels, and, as has occurred in the past, may decline, which would negatively affect our FPD business. The FPD industry is in an extended cyclical downturn, which commenced in the second half of 2011, continued throughout 2012 and is ongoing through the date of this Annual Report. When cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected. Given our limited ability to reduce our significant expenditures for research and development and worldwide customer support operations, our cost reduction measures may not be implemented in a sufficiently timely manner in response to industry cycles. Our inability to respond to industry cycles could have a material adverse effect on our business and results of operations.

(d)    Our Korean subsidiary and six of its employees are subject to ongoing criminal prosecution in Korea and we and certain of our employees remain under investigation in Korea. This matter has adversely impacted our business in Korea and elsewhere and harmed our reputation and may continue to do so.

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea against the Korean subsidiary of Orbotech Ltd. and six employees thereof related to the alleged acquisition and misuse of confidential customer information in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology and the Criminal Code of Korea (the “Korean Matter”). Hearings on these matters are ongoing.

Our involvement in the Korean Matter has been and is expected to continue to be expensive, time-consuming, disruptive to our operations in Korea and elsewhere and distracting to management and technical personnel. We recorded $4.0 million net in fees and costs associated with the Korean Matter in 2012 and anticipate that we will continue to incur associated expenses for the duration of the trial and investigation. The Korean Matter is expected to extend through at least the first half of 2013, but the timing and results are subject to uncertainty. The investigation by the prosecutor into the actions of our employees outside of Korea is ongoing and the timing or outcome of such investigation cannot be predicted. Adverse outcomes in this litigation or investigation may result in monetary penalties against our Korean subsidiary of up to 1.50 billion Korean Won (approximately $1.38 million at the exchange rate in effect on January 31, 2013 of Korean Won 1086.25 =$1.00), and in fines against its employees, which may also be paid by us under certain circumstances. We have not recorded a provision related to the Korean Matter and ongoing investigation as of the date of this Annual Report because we cannot reasonably estimate the amount of the financial impact of an adverse outcome in these matters. In addition, because the Korean Matter and investigation are ongoing, we and our employees could be subject to new criminal charges and additional monetary fines, and be subject to the imposition of changes in the way we conduct our business in Korea and elsewhere, which may make it more expensive for us to make, sell and service our products. This litigation is expected to negatively impact FPD sales in Korea in 2013, particularly to certain of the large manufacturers located in that country. The Korean Matter and investigation have harmed our reputation and, although we have taken steps to review and implement improvements to our approach to safeguarding customer information, we may not be able fully to repair the damage with our existing and new customers.

In the litigation, two of our customers are co-operating with and providing evidence for the prosecution. In the future, we and our Korean subsidiary could also become subject to civil actions brought by third parties, including these or other customers. Any civil litigation would increase the risks described above and may result in monetary judgments, settlements, requirements for us to change our business model or other loss of business. Any new litigation could also harm our reputation.

For more information about the Korean Matter, see Item 8—Financial Information—Legal Proceedings.

(e)    A substantial portion of our revenue is derived from sales to companies located in the Far East and Japan, and a growing portion of our operations are conducted outside Israel, each of which exposes us to political, economic and other uncertainties.

We anticipate that, as in the past, sales of products and services outside Israel will continue to account for virtually all of our revenues. In 2012, approximately 87% of our revenues from equipment sales were derived from sales in the Far East and Japan, including approximately 33% from sales in China, 20% from sales in Taiwan, 17% from sales in Korea and 10% from sales in Japan. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls, regulations and local standards, including the need to comply with stringent and evolving technology and environmental protection laws and regulations, a wide variety of foreign and domestic import/export laws, customs and excises and foreign labor laws; the imposition of new and additional commercial terms by foreign customers, which can have the effect of increasing our exposure to operational and foreign currency risks; political, economic and legal instability, including an increased amount of foreign government involvement in, and oversight of, our operations; trade restrictions; exposure to multiple complex systems of taxation and international double taxation treaties; regulatory reform and changes in reimbursement rates, tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. The Korean Matter has highlighted the singular difficulties and complexities, in particular those associated with government classification of technology that can arise when doing business in Korea. Our business success depends in part on our ability to anticipate and manage these and other regulatory, economic, social and political risks inherent in international business effectively. Failure to anticipate and manage these risks effectively may have a material adverse effect on our business, financial condition and results of operations.

The risks and complexities outlined above may also prove to be particularly acute in China, where we have deployed substantial resources in order to expand our PCB and FPD capabilities, including by establishing relationships with Chinese manufacturers. The economy of China differs from the economies of most developed countries in many respects, including the amount of governmental involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese government also exercises significant control over the country’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Such government initiatives may inhibit our efforts to expand our business in China, or otherwise adversely affect our financial results and results of operations.

(f)    Our results of operations depend on our ability to manage our supply chain effectively. We depend on a limited number of key suppliers to provide us with sufficient parts to meet our production requirements in a timely and cost-effective manner. In addition, certain of our facilities may be subject to disruption.

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

A sudden increase (or decrease) in demand for our products, as well as a lengthening (or shortening) of customer lead times, may also affect our manufacturing cycle and impose logistical constraints on our supply chain. In periods of greater demand for our PCB and FPD product lines, we would be required to increase our production and delivery rate significantly. There can be no guarantee that we will, in the future, have the capacity necessary to ramp up production in order to meet increased orders without any delay. In addition, our manufacturing cycle involves significant fixed costs, including those with respect to labor. While we seek to maintain a variable cost structure across our supply chain infrastructure, cyclical fluctuations in demand for our products may result in periodic inefficiencies in our cost structure. Certain of our costs that are variable, such as procurement, may not decline proportionally with any increased purchasing of supplies by us, or may be increased beyond our expectations to meet customer timelines. While we have undertaken and expect to continue to implement initiatives to realign our infrastructure with revenue levels and business conditions, including initiatives to consolidate production facilities, expenses relating to the production, shipping and delivery of our products, which may involve facilities on more than one continent, remain a significant component of our overall cost of goods sold. Should we experience late deliveries of our products and services or be unsuccessful in implementing our infrastructure realignment or otherwise mitigating expenses associated with our global supply chain, our results of operations and reputation may be adversely affected.

(g)    Our future revenues are dependent in part upon existing customers continuing to use our products and renewing their maintenance agreements with us.

We depend on our existing customers for additional future revenues from ongoing service and support related primarily to our PCB products, but increasingly to our FPD products as well. Our maintenance agreements are generally renewable after twelve months at the option of the customer and do not contain mandatory renewal obligations. In periods of reduced capital expenditures, our service revenues represent a larger percentage of our revenues. A change in business conditions could alter current customer purchasing plans and, as a result, our maintenance agreements may not be renewed and we may therefore not generate significant revenues and cash flow from product maintenance in future periods.

(h)    Our operating results fluctuate from period to period, and period-to-period comparisons may not be meaningful and may not be representative of our future performance.

The timing of revenue recognition for our products, principally our FPD systems, may have a substantial effect on our periodic revenues and net income. Normally, revenue from the sale of products is recognized upon delivery, subject to the existence of a signed contract, purchase order or letter of agreement and a fixed or determinable sale price, with reasonable assurance of collectability. Our revenues, expenses and operating results have fluctuated in the past, and are likely to fluctuate significantly in the future due to a number of factors, many of which are beyond our control. We are not always able to control the timing of delivery because of customer requirements, possible production delays and other factors. Orders for our systems may also be subject to cancellation by customers. In addition, in limited circumstances, principally in the case of newly developed products, recognition of income may be deferred. Our ability to foresee possible future changes in the total volume of PCB orders in particular may be limited because we cannot rely on unfilled orders as a dependable and consistent indicator of future revenue in this area of our business. Our operating results may fluctuate significantly in the future, and such fluctuations could be further exacerbated due to the timing of special charges and expenses. In 2012, for example, we recorded charges that include impairments with respect to intangible assets in our FPD business in the amount of $30.1 million; write-downs of inventories and provision for open commitments related primarily to our FPD business in the amount of $14.3 million; restructuring charges in the amount of $5.1 million; and net costs associated with the Korean Matter in the amount of $4.0 million. Accordingly, it may be difficult for investors to make period-to-period comparisons using our reported GAAP financial information.

(i)    Our business with respect to the FPD industry is dependent on sales to a small number of large customers and a loss of any of our large customers could have a material adverse effect on our financial condition, results of operations and cash flows.

The FPD industry is highly concentrated with a small number of manufacturers producing the majority of the world’s LCDs. We market and sell our AOI, test and repair systems for FPDs to virtually all of the world’s LCD manufacturers, with significant concentration in sales to a limited number of them. For the year ended December 31, 2012, approximately 55% of our total FPD revenues were derived from our three largest FPD customers. We cannot assure you that any of our FPD customers, including customers that have in the past accounted for a substantial portion of our revenues, will continue to contribute significantly to our total FPD revenues in future periods. The loss of any major customer or a significant reduction in purchases from us by such a customer could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, the concentration of our FPD customer base means that if one or more of our major customers were to develop its own competing technology or to experience economic difficulties, changes in purchasing policies, difficulties in fulfilling their obligations to us, bankruptcy or lack of success, our revenues, profitability and financial condition could be materially and adversely affected.

(j)    Our contracted orders for sales of FPD products are subject to delay, cancellation or non-acceptance by customers.

Orders for sales of our FPD products consist, to a large degree, of product orders for which written authorizations have been accepted and assigned shipment dates are expected within the ensuing three to twelve months. We do not include maintenance revenues in our determination of orders for this purpose. However, our orders on any particular date are not necessarily indicative of actual sales for any succeeding period. Customers may delay delivery of products, cancel orders prior to shipment or refuse to provide acceptances due to unresolved research and development issues, particularly in relation to new products. Moreover, since expense levels are based in part on our expectations of future revenue, we may be unable to adjust costs in a timely manner in response to further revenue shortfalls. Furthermore, because certain parts used in the FPD manufacturing process entail relatively long lead times, a customer cancellation may require us to record inventory write-downs. Historically, contracted orders have represented a substantial portion of revenue from the sale of FPD products in a twelve month period; however, more recently, contracted FPD orders represent a significantly smaller portion of our FPD revenue in any period. In addition, lead times for our FPD products have become shorter, thereby decreasing our visibility into our FPD business. Delays in delivery or acceptance of our products or a reduction of our orders as a result of cancellations or as a result of a further reduction in the level of orders during any particular period decreases the visibility into our business, exacerbates our manufacturing risks described below and could have a material adverse effect on our business, results of operations, financial position and cash flow.

(k)    We face intense competition in our business, which may result in decreased demand or prices for our products and services.

We are subject to competition from companies that either currently manufacture or are developing PCB and FPD products directly in competition with our systems and products, including from some of our customers and their affiliates. Because some of our competitors are associated with certain of our customers, they have access to our products and technology which may make it easier for them to compete with us. For example, we faced continuing pricing pressure in 2012, particularly in China, as a result of competition from local manufacturers of PCB and FPD inspection equipment. For economic, internal administrative, regulatory or other business reasons, our customers may purchase PCB and FPD products manufactured locally or in-house or by their affiliates, rather than by us, even if such products may be inferior in quality and/or higher in price (on an arms-length basis) than our products. Orbograph faces competition from a number of companies which develop and market character recognition solutions. In recent years we have experienced competition-induced pricing pressure from our customers that adversely affected our operating results, and competitive pressures in the future could lead to further price erosion that could have a material and adverse effect on our operating results.

(l)    We may not be able to develop new products or respond to technological changes in a timely manner, which could reduce our ability to compete effectively.

Our products are used to manufacture goods in consumer end markets that are characterized by rapidly changing technologies and frequent new product introductions. We believe that our future success will depend, in part, on our ability to develop new products and introduce them in a timely manner. We expect our competitors in all product lines to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features. In addition, these or other companies may in the future offer a range of PCB or FPD yield-enhancing and production products or character recognition solutions that is broader and more comprehensive than ours. Although we attempt to maintain and strengthen our competitive position through our policy of substantial investment in research, development, marketing, operations and customer support, we may not be able to continue to make such investments, particularly in challenging global economic conditions. In addition, certain of our competitors are, or may be affiliated with companies that are, larger than Orbotech in terms of their operations and/or balance sheet, enabling them to invest a greater amount of resources, on both a relative and absolute basis, in research and development. In the future, we may not be able to achieve, in a timely manner, the technological advances necessary to develop new products and product enhancements to meet the rapid change in manufacturing technologies required for PCBs and FPDs. Any such failure could lead to deterioration in our competitive position.

(m)    We may not receive significant revenues from our current research and development efforts for several years.

Developing innovative product solutions is expensive, and our investment in product development may entail a long payback cycle, particularly as we focus increasingly on long-term projects. In 2012 and 2011, net research and development expenses were $71.8 million, or approximately 17.9% of our total revenues and $84.2 million, or approximately 14.9% of our total revenues, respectively. Our future plans include significant investments in product research and development and related opportunities, efforts which we believe are critical to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

(n)    Deterioration of political, economic and security conditions in Israel may adversely affect our profitability; and our operations may be negatively affected by the obligations of our personnel to perform military service.

We are incorporated under the laws of the State of Israel and our headquarters, as well as substantial research and development and production facilities, are located in Israel. As such, we are directly influenced by political, economic and military conditions affecting Israel. Thus, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and continues to be marked by ongoing violence, also varying in its degree of severity. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party; and during the winter of 2008-2009 and the autumn of 2012, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including in Yavne, where our headquarters and principal research and development and production facilities are located, and negatively affected business conditions in Israel. In addition, during 2011 and 2012, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

(o)    We have experienced, and may continue to experience, losses on inventories.

Frequent new product introductions in the electronics industry can result in the obsolescence of existing manufacturing processes, which may in turn make our offerings of PCB and FPD yield-enhancement and production solutions outdated or obsolete. This can result in a decrease in the stated value of our inventory since we value our inventory at the lower of cost or market value. The life cycles of our PCB and FPD yield-enhancement and production solutions are affected by the life cycles of the consumer electronic products that are manufactured utilizing our product offerings. The life cycles of these consumer end-products vary based upon a number of factors, but in some cases can be relatively short. While we monitor our production and inventory levels closely, inventory may nonetheless become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes employed by PCB and FPD manufacturers. During past periods of economic slowdown or rapid technological improvement this has resulted, and may result in the future, in charges for inventory write-downs. For example, in 2012 and 2011, in connection with the extended cyclical downturn in the FPD industry, we recorded write-downs of inventories of $14.3 million and $6.7 million, respectively, relating primarily to excess inventories of components and non-cancelable commitments for certain of our FPD products. Our operating results have been, and in the future may be, adversely affected by material levels of obsolete or excess inventories.

(p)    We extend unsecured credit in the form of accounts receivable to many of our customers in connection with their purchases from us and we may be unable to collect accounts receivable.

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

(q)    Strategic initiatives, including acquisitions and other types of strategic initiatives have been and are expected to continue to be an important element of our strategy, but we may not find suitable opportunities and we may not be able successfully to manage such initiatives in the future.

As part of our corporate strategy, we regularly evaluate strategic initiatives, including acquisitions. We seek to expand our technological base and diversify into new growth areas through acquisitions, joint ventures and investments. In addition, we evaluate other types of strategic initiatives to enhance value. Risks associated with these activities include: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; financing costs; the potential loss of key personnel of an acquired business; the ability to achieve projected economic and operating synergies and any cost savings; difficulties in successfully integrating, operating, maintaining and managing newly acquired operations; accounting issues relating to the previous conduct of an acquired business; difficulties in maintaining uniform standards, controls, procedures and policies; unanticipated changes in business and economic conditions affecting an acquired business; the possibility of impairment and restructuring charges if an acquired business performs below expectations; and the diversion of management attention from our existing business. In addition, such transactions will often result in the acquisition of intangible assets required to be amortized in our consolidated statements of operations over certain time periods and the recording of goodwill which may be subject to possible future impairment charges. Such amounts have been, and may continue to be, substantial and have a material effect on our operating results. Furthermore, we may be restricted from entering into certain acquisitions, joint ventures, investments and other types of strategic initiatives due to limitations placed upon us under the Loan Agreements and the Hapoalim Debenture (as defined below) as well as under the Partial Prepayment Arrangements (as defined below) and the Negative Pledges (as defined below) created pursuant thereto, for as long as these are in effect. Although we selectively pursue strategic opportunities, some or all of these transactions may not be announced in the foreseeable future, or at all, and they may not be consummated even following announcement. The costs incurred in evaluating and consummating strategic transactions could result in incurring expenses and losses even if any announced transaction may ultimately be beneficial.

(r)    We obtain substantial benefits by operating in Israel, but these benefits may not continue or in the future may be limited or restricted.

We benefit from certain Israeli Government programs and tax legislation, particularly regarding our production facilities in Israel. Pursuant to these programs and legislation, a significant portion of our income is taxed at reduced rates. To be eligible for these benefits, we must continue to meet certain conditions. Should we fail to meet such conditions in the future, these benefits could be cancelled, resulting in higher effective tax rates, and we may be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the “Israeli CPI”), or be subject to other monetary penalty. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, which could also have the effect of increasing our effective tax rate. In addition, we benefit from a Government of Israel program under which we receive grants from the Office of the Chief Scientist at the Ministry of Industry, Trade and Labor of the State of Israel (the “OCS”) for the development of generic technologies without incurring any royalty obligations. These programs and tax legislation may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer certain research and development and/or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations.

Israeli Government consent is required to manufacture products developed with OCS participation outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. Although such restrictions do not apply to the export from Israel of our products developed with such know-how, they may prevent us from engaging in transactions with our affiliates or customers outside Israel, involving product or other asset transfers, which might otherwise be beneficial to us.

(s)    Our future success depends in part on our ability to attract and retain highly qualified staff.

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

(t)    Our future success depends in part on our ability to maintain the proprietary nature of our technology.

Our future success and competitive position are dependent, in significant part, on our proprietary technology. We protect our intellectual property through patent, trade secret, trademark and copyright law, as well as technical safeguards and non-disclosure agreements with our employees, subcontractors and potential business associates. However, we may not be able successfully to protect our technology or deter infringement of our intellectual property rights or unauthorized copying by third parties or prevent breach of our non-disclosure agreements, particularly in circumstances where we may transfer research and development or manufacturing activities outside the State of Israel, especially to the Far East. In addition, our patents and other intellectual property may not prevent competitors from developing independently products and services similar to or duplicative of ours, nor can there be any assurance that the resources invested by us to protect our intellectual property will be sufficient or that our intellectual property portfolio will deter adequately misappropriation or improper use of our technology. Patents that we own or license will eventually expire, could be invalidated or challenged or could be insufficient to protect our intellectual property rights in certain countries. Our pending or future patent applications may not be issued with the scope of claims sought by us, if at all. Patent coverage may not be extended to all countries sought, and effective copyright, trade secret and other intellectual property protection may be unavailable or limited in certain countries. The degree of future protection for our proprietary technology is uncertain because legal means afford only limited protection and may not adequately protect our rights or keep our competitive advantage. For example, other companies may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents or other proprietary rights held by us. Other companies may gain unauthorized access to our technology in situations where we test our products at customer sites with co-operation from our customers. An inability to protect our intellectual property could have a material adverse effect on our business and operating results.

(u)    If we or our customers are prosecuted or sued for infringing intellectual property rights or misusing intellectual property of third parties, litigation could be costly and time consuming and an unfavorable outcome may adversely affect our business, operating results, financial condition and reputation.

As is characteristic of the electronics industry, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us (or by our customers who use our products) with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. We and our customers may also be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities, particularly in China. Our customers may also be sued by third parties for using our products if those third parties believe that our products infringe on intellectual property rights. In some cases, we may be required or may choose to indemnify our customers for the cost of any such claim. These types of claims could harm our customer relationships. Any infringement, legal proceedings or claims, whether or not meritorious, could result in costly litigation or arbitration, divert the attention of technical and management personnel, give rise to indemnification claims, harm our customer relationships and inhibit our ability to sell our products and provide our services. For information about the Korean Matter, see Risk Factor (d). Any adverse outcome in litigation alleging infringement or misuse could require us to develop non-infringing or other technology or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms or develop new technology, we may be prevented from manufacturing or selling products that infringe such intellectual property of a third party. If we are not able to resolve or settle legal proceedings or claims favorably, or in the event of any adverse findings against us or any of our current or former employees, our business, results of operations and financial condition could be materially and adversely affected and we may suffer harm to our reputation.

(v)    Our existing debt agreements could limit our ability to react to changes in the economy or the industries that we serve. They also impose operating and financial restrictions, which could have a material adverse effect on our business, results of operations, cash flows or financial condition. In addition, we may not be able to generate sufficient cash from operations to service all of our indebtedness.

As of December 31, 2012, we had an aggregate of $64.0 million of principal outstanding indebtedness under the Loan Agreements. On December 20, 2012 we notified Discount Bank of our intention to prepay $32.0 million of this amount and on February 11, 2013, we prepaid $32.0 million of the outstanding principal amount of the Discount Bank Loan (as defined below) (the “Partial Prepayment”), such that the debt outstanding under the Loan Agreements as of such date was $32.0 million. Of that $32.0 million, $12.0 million is subject to a fixed interest rate (the “Fixed Interest Component”) and $20.0 million is subject to a variable interest rate (the “Variable Interest Component”). In connection with the Partial Prepayment, we and Discount Bank agreed, during the beginning of 2013, to the allocation of the prepayment between the fixed interest rate and variable interest rate components of the indebtedness, that the remaining principal amount of the Discount Bank Loan and accrued interest thereon will continue to be repaid quarterly through December 21, 2013, its new maturity date and to the replacement of the floating charge on Orbotech Ltd.’s assets as security for our obligations under the Discount Bank Loan with a Negative Pledge (as defined below) and on February 10, 2013 entered into a letter of agreement with Discount Bank with respect thereto (the “Partial Prepayment Arrangements”). We also have an approved credit risk limit of up to an aggregate amount of $22.0 million granted by Bank Hapoalim Ltd. (“Hapoalim”) to Orbotech Ltd., $20.0 million of which was granted in connection with performance of certain forward transactions and other related activities and $2.0 million of which was granted in connection with factoring activities (collectively, the “Hapoalim Banking Activities”). As part of the Partial Prepayment and as a precondition thereto, the floating charges on Orbotech Ltd.’s assets as security for our obligations under the Discount Bank Loan and the Hapoalim Banking Activities were replaced with an undertaking by Orbotech Ltd., among other things, to each of Discount Bank and Hapoalim, not to sell or otherwise dispose of its assets without Discount Bank’s and Hapoalim’s consent, other than in the ordinary course of business and not to create charges on its assets without Discount Bank’s and Hapoalim’s consent (collectively, the “Negative Pledges” and each, a “Negative Pledge”). In addition to these limitations, our existing debt agreements contain various covenants that limit or prohibit our ability, among other things, to: guarantee and/or incur additional indebtedness; make certain loans, acquisitions or investments; sell certain assets, including shares of our subsidiaries; create or incur liens; consolidate, merge, sell, transfer or otherwise dispose of all or substantially all of our assets; and enter into certain transactions with our affiliates. In addition, under our existing debt agreements, we are subject to various financial covenants that are tested either quarterly or annually. In the past, including in connection with the Partial Prepayment, we have had to seek amendments to our existing debt agreements designed to facilitate our compliance with the financial covenants thereunder. There can be no assurance that our lenders will agree to any further amendments to the extent they are required to facilitate such compliance. Failure to comply with the terms of existing debt agreements could result in acceleration of our obligations thereunder.

Our indebtedness could also have other important consequences with respect to our ability to manage our business successfully, including: limiting our ability to borrow additional money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; requiring us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, product development and other corporate requirements; limiting our flexibility in planning for, or reacting to, changes in our operations or business; making us more vulnerable to downturns in our business or the economy; restricting us from making strategic acquisitions, introducing new technologies or realizing potential business opportunities; and disposing of our assets.

Following the Partial Prepayment, our anticipated 2013 debt service payment obligations are $32.0 million of principal, and based on the applicable interest rate at January 31, 2013, approximately $0.9 million in interest. If we are unable to meet our expenses and debt service and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow from operations to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operations or cash flows.

(w)    We are exposed to foreign currency exchange rate fluctuations which may adversely affect our business and results of operations.

In 2012, 2011 and 2010, approximately 36%, 27% and 28%, respectively, of our revenues, and approximately 44%, 46% and 42%, respectively, of our expenses, were denominated in currencies other than the United States dollar (the “Dollar” or “$”). Because our financial results are reported in Dollars, fluctuations in exchange rates between the Dollar and non-Dollar currencies may have an adverse effect on our results of operations. We are primarily exposed to the NIS, the Japanese Yen, the Korean Won, the Euro and the Chinese Renminbi. See Item 11—Quantitative and Qualitative Disclosure About Market Risk—for more information. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our non-Dollar costs. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

(x)    Our cash may be subject to a risk of loss and we may be exposed to fluctuations in the market values of our portfolio investments and in interest rates.

Our assets include a significant component of cash and a relatively small component of marketable securities; however, we may in the future increase our investment in marketable securities. We believe that our cash is held in institutions whose credit risk is minimal. Nevertheless, our cash and any marketable securities that we hold or may acquire in the future may be subject to risks, including the risk of loss or of reduced value or liquidity, particularly in light of the increased volatility and worldwide pressures in the financial and banking sectors. In the future, should we determine that there is a decline in value of any of our portfolio securities which is other-than-temporary in nature, this would result in a loss being recognized in our consolidated statements of operations.

(y)    Changes in accounting standards or practices or in our effective tax rates can have a significant effect on our reported results.

We prepare our financial statements to conform to U.S. GAAP, except as otherwise described therein. From time to time, recognized authoritative bodies, including the Financial Accounting Standards Board of the United States and the SEC, issue new and/or revised accounting standards or guidance. Changes to existing standards or the questioning of current practices may adversely or significantly affect the way in which we record and report our operating results, cash flows and financial position. In 2013, we will implement, with retroactive effect, a change in the way we account for Frontline due to a change in Israeli GAAP. As a result of this accounting change, the financial statements included our annual reports on Form 20-F will change in future periods. For more information, see Item 5—Operating and Financial Review and Prospects—Basis of Presentation.

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

Since 1995, the Company has, through Orbograph, developed and marketed character recognition solutions to banks, financial and other payment processing institutions, and has also developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. Since 2011, the Company has also been engaged in the business of healthcare revenue cycle management. For further information on character recognition and healthcare revenue cycle management solutions, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Recognition Solutions.

In 1996, the Company commenced the development of laser-based direct imaging technologies. For further information on laser-based direct imaging, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Our PCB and other ECM Applications and Products.

In 1997, the Company commenced the design, development, manufacture and marketing of AOI systems for ‘assembled’ (as distinct from ‘bare’) PCBs, which are PCBs on which the electronic components needed to perform the specified tasks have been mounted. During 2008, the Company decided to phase out its assembled PCB business and, accordingly, commencing from the beginning of 2009, the Company ceased to develop and market assembled PCB equipment. During 2009, the Company consummated an agreement with Orpro Services s.r.l. (“Orpro”) of Italy for the sale of its assembled PCB business in Europe and the Americas and, in 2012, Orpro agreed to purchase all of the Company’s remaining assembled PCB inventory.

In 1998, Orbotech Ltd. entered into an agreement with Valor Computerized Systems Ltd. (which, following an acquisition, was renamed Mentor Graphics Development Services (Israel) Ltd.) (“Mentor”), an Israeli corporation, for the formation of Frontline, a joint venture with respect to CAM software for PCB fabrication applications. Frontline is owned equally by Orbotech Ltd. and Mentor and combines the former CAM operations of Orbotech Ltd. and Mentor. See Item 4—Information on the Company—Business Overview—Our Applications and Products—Our PCB and other ECM Applications and Products. The Company’s interest in Frontline is presented in the Financial Statements using the proportionate method of consolidation; however, commencing from the first quarter of 2013, the Company will account for its interest in Frontline using the equity method. For further information, see Item 5—Operating and Financial Review and Prospects—Basis of Presentation and Note 2a to the Financial Statements.

In 1999, the Company acquired all the outstanding shares of KLA Acrotec Co. Ltd., a Japanese company then engaged in the design, development, manufacture and marketing of FPD-AOI systems. For further information on FPDs, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Our FPD Applications and Products.

In 2005, OMS acquired all the assets of Imarad Imaging Systems Ltd., a then privately-held Israeli company that developed a technology to manufacture high performance, solid state cadmium zinc telluride (“CZT”) gamma radiation detectors and in 2007 the Company acquired 3—D Danish Diagnostic Development A/S (which was subsequently re-named OMD), a then privately-held Danish company engaged in the development, manufacture and sale of gamma cameras for use in nuclear cardiac imaging. In February 2011, the Company sold the assets of OMS to a subsidiary of General Electric Company (“GE”); and in May 2011, the management of OMD acquired OMD from the Company. As a result, OMS and OMD were classified as discontinued operations and certain financial data provided in this Annual Report and the Financial Statements give effect to this. For further information, see Note 2b to the Financial Statements.

In 2007, the Company acquired New System s.r.l. (“New System”), a privately-held Italian company engaged in the design, development, manufacture and marketing of PCB inkjet legend digital printers. For further information on digital printers, see Item 4—Information on the Company—Business Overview—Our Applications and Products—Our PCB and other ECM Applications and Products.

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

During the period from January 1, 2012 to December 31, 2012, the Company’s non-acquisition related capital expenditures totaled approximately $9.6 million (compared to $7.6 million during 2011 and $6.8 million during 2010), of which approximately $4.6 million (compared to $3.9 million during 2011 and $3.3 million during 2010) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $5.0 million (compared to $3.7 million during 2011 and $3.5 million during 2010) was expended upon various facilities of the Company’s subsidiaries outside Israel. Of these expenditures, approximately $6.5 million during 2012 (compared to $3.8 million during 2011 and $2.9 million during 2010) was for capital equipment and leasehold improvements and the balance of approximately $3.1 million (compared to $3.8 million during 2011 and $3.9 million during 2010) was for other capital expenditures. For information with respect to significant capital divestitures made or committed to by the Company since January 1, 2008, see Major Business Developments.

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

The Company’s agent for SEC matters in the United States is its wholly-owned subsidiary, Orbotech, Inc., the headquarters of which are located at 44 Manning Road, Billerica, Massachusetts 01821; attention: Margaret Duncan.

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

We offer a technologically advanced end-to-end solutions portfolio to address yield management at various manufacturing stages for PCBs, FPDs and other electronic components. Our products include AOI, AOR, laser direct imaging (“LDI”), digital printing, laser drilling, laser plotters, CAM and engineering solutions for PCB and other electronics component manufacturing (“ECM”), as well as AOI, test, repair and process monitoring systems for FPD manufacturing. We also develop and market character recognition solutions and services, primarily to banks, financial and other payment processing institutions, for use in check and healthcare payment processing. Additionally, we are engaged in the research and development of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. Approximately 72%, 24% and 4%, respectively, of our 2012 revenues was derived from the sale of products and services in our PCB, FPD and character recognition businesses.

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

We sell our solutions to PCB manufacturers globally, including first-tier electronics companies and, as of December 31, 2012, we had an installed base of over 10,500 PCB systems. Our FPD manufacturing customers include the major LCD manufacturers and, as of December 31, 2012, we had an installed base of over 1,700 FPD systems. Most of our PCB customers enter into service and maintenance agreements with us after the expiration of the warranty period with respect to our installed base of PCB products. In addition, we provide utilization-based service arrangements for our FPD customers. We believe our proximity to our customers, together with our large installed base of products and ongoing service arrangements, enable us to understand and address our customers’ rapidly changing technological and capacity needs. Approximately 38% of our 2012 revenues was derived from the service and support of our installed base of products.

We have long maintained our leadership position, with a specific focus on the high-end industry segments. For over 30 years, we believe we have consistently been the first to market in most key technological cycles in the industries served by our products by continually investing in research and development and by working with our customers to understand their current and anticipated technological requirements. As of December 31, 2012, our intellectual property portfolio consisted of approximately 482 patents and patent applications worldwide. Our yield-enhancing and production solutions are designed to increase our customers’ production yields and significantly reduce their costs. We have also established a strong global footprint, which enables us to be close to our key customers to provide them with real-time support.

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

Industry Trends

We believe that the current trends in mobile devices such as smartphones and tablets will drive the need for production, inspection, test and repair solutions that are able to address the cutting edge technology embedded in these types of electronic products. We believe that strong growth in key consumer end markets will drive the need for more advanced manufacturing combined with yield management capabilities to contain costs and that this need will lead manufacturers to make significant capital investments over time. We believe the potential key growth elements are:

•	increased demand for smartphones, tablets, e-readers and other mobile connected devices that require complex and high performance components; and

•	increased demand for high definition, more power efficient, low cost FPDs across a number of sectors, such as consumer electronics, communications, healthcare, government and industrial applications.

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

Printed Circuit Boards and Other Electronic Components Manufacturing

Due to the proliferation of smartphones, tablets and other mobile devices, our customers have faced increased demand for more complex, multilayer and high density PCBs. For such complex boards, production yield drops dramatically as the number of likely defects increases, due ultimately to the increased sophistication, miniaturization and quality of these consumer end products.

The success of smaller and more sophisticated electronic devices, such as smartphones and tablets has been a key driver of this growth for the past years, and is projected to drive growth in the future as well.

The Company has adapted its existing AOI, AOR, direct imaging and production technologies and solutions for use by manufacturers of other electronic components, including manufacturers of touch screen modules, integrated circuit assemblers and photo chemical millers.

Flat Panel Displays

The demand for high definition and zero defect televisions requires FPD manufacturers to develop more complex panel designs and to implement tighter production process controls. The inspection of LCDs poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multilayered structure and high-density features and the fine nature of potential defects. LCD inspection, test and repair processes must also match the high production speeds of LCD facilities, a task made more challenging by the fact that LCD manufacturers have been utilizing high resolution for new complex displays.

A significant part of FPD manufacturing is expected to continue migrating to China, a move undertaken by PCB manufacturers over ten years ago, and both industries are increasing production capacity in that country. We have an established commitment to the region, with more than 15 years of operating history in China, where we maintain an extensive infrastructure comprised of a large installed base, a widespread customer support network and strong relationships with local manufacturers in the region.

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

As of December 31, 2012, the Company had two reportable segments: Production Solutions for the Electronics Industry, which, in 2012, accounted for approximately 96% of the Company’s revenues; and Recognition Software, which, in 2012, accounted for approximately 4% of the Company’s revenues. Our Productions Solutions for the Electronics Industry segment includes our PCB and electronic components manufacturing and FPD manufacturing business because they share certain fundamental characteristics. In addition to its two reportable segments, certain research and development initiatives concerning various products not related to the Company’s two reportable segments are included in the Financial Statements under ‘Other’. See Note 13a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

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

Technological innovation.  For over 30 years, we believe we have consistently been first to market in most key technological cycles by continually investing in research and development. The majority of our 2012 annual revenues from product sales was derived from products introduced in the previous two to three years, which we believe reflects the success of our ongoing efforts to innovate. Our technological creativity enables us to sustain our strong competitive position and remain at the forefront of each industry we serve.

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

Global presence with strong foothold in attractive markets.  We have established a strong global footprint with a solid customer base, which includes most PCB and virtually all FPD manufacturers in the world. Our global organizational infrastructure includes local management, strong customer service support, sales, operations and engineering, particularly in China, and enables us to maintain ongoing contact with our key customers.

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

Expand Use of Our Core Technologies.  We plan to utilize our core competencies in machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies, to reach additional customers in existing and new industries and expand into new applications. For example, the Company has adapted certain of its existing AOI, AOR, direct imaging and production technologies and solutions for use by manufacturers of other electronic components, such as touch screens manufacturers, integrated circuit assemblers and photo chemical millers.

Leverage our global footprint.  We believe our extensive worldwide marketing and distribution organization and customer support network will allow us to capture an increasing share of attractive regional markets. As of December 31, 2012, we had approximately 160 employees dedicated to our global sales and marketing efforts and 560 employees providing customer support and services.

Pursue strategic initiatives including complementary acquisitions.  We regularly evaluate strategic initiatives to enhance value, including opportunities to expand our technological base and diversify into new growth areas through acquisitions, joint ventures and investments. We intend to continue to pursue these initiatives to enhance value and expand our product offerings to our existing PCB and FPD customers, enter new industries and broaden and develop our character recognition, artificial intelligence and related forms processing software platform.

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

Our ultraviolet (“UV”) laser drilling systems are used to achieve the small holes or ‘vias’ required for the most advanced mobile phone boards and IC substrates at a quality superior to that achievable by traditional mechanical drills or CO2 lasers. A typical PCB or IC substrate panel can include hundreds of thousands of vias. Our UV laser drilling systems enable PCB and IC substrate manufacturers to drill several thousands of vias per second with very high levels of position accuracy and drilling quality, through a wide variety of laminate and metal layers, in turn, enabling them to keep pace with the most up-to-date technology trends in PCB and IC substrate manufacturing.

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

Although PCBs may be single-sided or double-sided, the largest segment of the PCB industry consists of multilayer boards. In multilayer board production several such layers with appropriate copper patterns (‘inner layers’) are stacked up in registration and laminated together. Thereafter, holes are drilled through the stack in a specific pattern, using a mechanical or laser driller, and plated with a conductive metal. Further steps of patterning the outermost layers, protecting the functional areas with a more inert conductor and the rest of the surface with insulating material (‘solder mask’) and marking the board with a screen printed or ink jetted legend result in the completed multilayer board. Still more advanced PCBs, known as ‘build-up’ boards, are produced using high density interconnect (“HDI”) technology. This involves adding thin additional electrical insulating layers to the top and bottom surface of the board, drilling miniature vias through each such layer using a laser drilling machine and then metalizing and patterning the surface as before. This process may be repeated several times resulting in multiple build up layers on each side of the PCB.

As PCBs are susceptible to various defects (electrical shorts, open circuits and insufficient or off-measure conductor widths), inspection is required throughout PCB production to identify such defects, which are then repaired, if possible. Early detection of these defects, particularly in the case of multilayered boards where PCB layers are subsequently embedded inside the finished board, increases the possibility of successful repair and reduces the number of unusable boards, thereby reducing the overall cost to the manufacturer.

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

(e) Our Applications and Products

We design, develop, manufacture and sell AOI, repair, production and imaging products for use in the manufacture of PCBs and other electronic components, AOI, test and repair systems for use in the manufacture of FPDs and automatic check reading and healthcare payments processing products enabled through recognition software; and are engaged in the research, development and marketing of products for the solar energy industry. We also market CAM and engineering solutions for PCB production. The following table provides an overview of our target industries and our key applications and products offerings:

Our Target Industries	Our Applications	Our Product Offerings
PCBs	AOI	Discovery II Ultra Discovery Fusion Ultra Fusion
	AOR	PerFix Ultra PerFix
Imaging
	• Plotting	LP 9
	• Direct Imaging	Paragon Paragon Ultra Paragon-Xpress
	• Digital Printing	Sprint
	Laser Drilling	Emerald
Pre-Production
	• CAM	InCAM Genesis 2000 GenFlex
	• Engineering	InPlan InStack InPlan-Flex InCoupon InSolver InSight PCB
Other Electronics Components	AOI	AOI 100
	AOR	AOR 100
	Direct Imaging	LDI 150 LDI 1100
FPDs	AOI	EVision XVision SuperVision FPI-6000 Series
	Test	ArrayChecker
	Repair	ArraySaver
	Yield Management Systems	EYES-2020
Recognition Solutions	Check Processing	Accura XV Apex Automation Services Sereno
	Healthcare Revenue Cycle Management	P2Post E2Post
Solar Photovoltaic	Anti-Reflective Coating	Aurora PECVD

Our PCB and other ECM Applications and Products

Our PCB-AOI products are of particular value to manufacturers of fine-line, advanced PCBs (where defects are especially difficult to detect) and of multilayered PCBs (where the cost of undetected defects is very high) because they enable manufacturers to trace the source of defects in their manufacturing processes and increase their yield of usable finished products. Our PCB-AOR products are capable of repairing PCBs by removing excess copper from places which cannot be accessed by the use of a knife or other manual instrument, such as shorts on materials that are too thin to be treated by knife repair or in spaces between lines that are virtually invisible to the human eye. In addition, the capability of our digital production solutions, such as LDI, digital printing and UV laser drilling, to adapt production data and thereby compensate for random production process inaccuracies enables manufacturers to improve their yield in the production of these complex boards. Our products for other ECM essentially perform similar functions as our AOI, AOR and direct imaging products, but on different materials and for different applications.

In 2012, our PCB product lines, including those for other ECM, accounted for approximately $289.2 million of revenues (including approximately $107.8 million related to service and support of those products), representing approximately 72% of our revenues. This compared with approximately $319.7 million of revenues (including approximately $94.6 million related to service and support of those products), representing approximately 57% of our revenues, in 2011, and approximately $250.1 million of revenues (including approximately $77.8 million related to service and support of those products), representing approximately 47% of our revenues, in 2010.

(i)    PCB-AOI

PCB-AOI systems are computerized, electro-optical systems for inspection and identification of defects in the artwork design master, production phototools and PCBs at various stages of production. Our PCB-AOI systems are designed for easy integration into the production processes of most PCB manufacturing facilities, as well as for flexibility, easy upgradeability, operational simplicity and ease of maintenance and do not generally require highly specialized skills or experience to operate. Our PCB-AOI offering includes the Fusion series and the Discovery II series of AOI systems. The Fusion can handle resolutions down to 25 microns at very high throughput, and provides enhanced detection on semi transparent and multi-colored substrates.

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

Our offering of verification and repair stations is comprised of the VeriSmart, the VeriWide and VeriFine and the Ultra VeriFine-A. Each of these models provides the operator with a crisp and magnified color image of the possible defect essential for verification of high-density PCBs.

(iii) Imaging Solutions

Laser plotters provide PCB manufacturers with the capability to transform, within a few minutes, circuit designs on electronic media or design data retrieved from CAM databases into accurate, reliable ‘artwork’, or production phototools. Our latest generation of high performance, automated laser plotters is the LP-9 series.

Laser-based direct imaging eliminates the need for exposing photoresist through a production phototool by enabling the transfer of digital image data directly from the electronic media on to the photoresist. This translates into fewer manufacturing steps, lower material costs and greater accuracy and layer-to-layer registration. Laser-based direct imaging technology enables the manufacture of higher density, more complex PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by contact printing. Our advanced Paragon systems are industry-leading, high accuracy, power efficient, fast throughput LDI solutions.

Digital printing refers to a particular stage in the PCB manufacturing process during which characters and other non-functional patterns (‘legends’) are printed on the PCB under production. Using a digital, non-contact, inkjet-based printing technology, digital printers release droplets of ink from a small aperture directly to a specified position on a given media to create the required image. The Sprint series systems provide substantial cost savings for PCB manufacturers by reducing significantly the legend printing cycle time and enabling functionality that cannot be achieved through conventional legend printing processes, such as silk screen.

(iv) Laser drilling

UV laser drilling is used to generate the interconnection between different layers in HDI and flexible PCBs and interconnect substrates. UV laser drilling is capable of achieving the small vias required for leading edge mobile phone boards and the most advanced IC substrates at a quality superior to that achievable by traditional mechanical drills or CO2 lasers. The Emerald high performance UV laser drilling solution for IC substrates and HDI applications activates multiple beams and scanners in parallel to achieve very high drilling speed, accuracy and quality.

(v)    Pre-Production

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

(vi)    ECM-AOI Systems

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

(viii)    ECM-Imaging Solutions

In 2011, the Company launched two LDI solutions, the LDI 150 and the LDI 1100, which perform the imaging functions required in the lithographic processes of touch screen manufacturing. The LDI 150 and the LDI 1100 are based on the Paragon LDI product family, adapted to the specific needs of touch screen panel manufacturing.

Our FPD Applications and Products

The FPD-AOI and test systems manufactured and marketed by the Company identify and classify defects that may impact the performance of the display panel; and the repair systems manufactured and marketed by the

Company are designed to enable customers to repair defects, thereby further improving manufacturers’ yield of non-defective or higher grade (quality) displays.

In 2012, our FPD product lines accounted for approximately $97.2 million of revenues (including approximately $40.2 million related to service and support of such products), representing approximately 24% of our revenues. This compared with approximately $232.9 million of revenues (including approximately $40.9 million related to service and support of such products), representing approximately 41% of our revenues, in 2011, and approximately $265.5 million of revenues (including approximately $36.0 million related to service and support of those products), representing approximately 50% of our revenues, in 2010.

(i)    FPD-AOI and Value Added Applications

We offer a variety of inline and offline FPD-AOI systems that includes the EVision Series, the XVision Series, the SuperVision Series and the FPI-6000 Series. The EVision series offers optimized glass handling, rapid image capture capabilities and compact footprint for seventh and eighth generation glass substrates. The EVision was developed to meet both the detection sensitivity and throughput requirements of the industry’s leading seventh and eighth generation glass manufacturers; with inline models designed to be integrated into process equipment to provide immediate feedback on process failures. The XVision systems, which support tenth generation glass sizes, are designed to be integrated into process equipment to provide rapid feedback on process failures. The SuperVision series of FPD-AOI systems supports fourth through eighth generation glass substrates. The latest models, the SuperVision670HR, the SuperVision870HR and the FPI-6098SHR, address the highly specialized inspection requirements of low temperature poly silicon (“LTPS”) and oxide-TFT backplanes (Indium Gallium Zinc Oxide) for high-resolution, three dimensional and OLED displays. The FPI-6000 series FPD-AOI systems complement and expand the range of our FPD-AOI systems by employing high resolution optics and specific algorithms to achieve inspection capabilities required for very intricate mobile devices, thus broadening the scope of inspection solutions that we are able to offer to manufacturers of LCDs intended for use in mobile devices.

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

In 2011, through an acquisition, Orbograph added a healthcare revenue cycle management business. Healthcare revenue cycle management solutions enable healthcare providers, financial institutions, service bureaus and medical billers to convert explanation of benefits forms or electronic data into a variety of post-ready files within the revenue cycle management process, thereby reducing manual labor costs and increasing their overall cost effectiveness.

In 2012, our recognition software product lines accounted for approximately $14.3 million of revenues (including approximately $6.2 million related to service and support of those products), representing approximately 4% of our revenues. This compared with approximately $12.7 million of revenues (including approximately $5.8 million related to service and support of those products), representing approximately 2% of our revenues, in 2011, and approximately $13.8 million of revenues (including approximately $6.0 million related to service and support of those products), representing approximately 3% of our revenues, in 2010.

Solar Photovoltaic Manufacturing

Through OLTS, we are engaged in the research and development of new products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. Anti-reflective coating is a thin film of SiNx which is deposited by a process known as plasma-enhanced chemical vapor deposition

(“PECVD”). This is an efficiency-enhancing technique intended to provide both an effective anti-reflective coating layer used to match refractive indexes and surface passivation. The process is designed to maximize light absorption in the silicon and perform material passivation, thereby generating higher solar energy to electricity conversion efficiencies and, in turn, reducing the cost per watt of electricity produced by photovoltaic systems. The system which was developed by OLTS combines the benefits of high efficiency performance of direct PECVD and the productivity of high throughput operation. In December 2012, the Company received notification from the customer to whom it had delivered the first beta site order for this newly-developed product in mid-2011 that the system has successfully passed all of the customer’s technical tests and manufacturing qualifications and is deployed in the customer’s production facility; however, because the customer retains, for a limited period, the right to return this product, the Company cannot yet recognize revenue from this sale. The Company will continue to develop and market this product for commercial sales.

(f)    Competition

We believe we are the only end-to-end yield management solutions provider to the PCB and FPD industries.

The competitive landscape we face in the PCB industry is highly fragmented. Within each of our product categories, we compete with a number of small, independent suppliers or small business units of large companies which supply solutions for specific, and in many cases, single applications. Our main competitors in AOI include Camtek, Dainippon Screen, GigaVis and Inspec. Our main competitors in LDI include ORC Imaging, Fuji Film, Hitachi Via Mechanics and Dainippon Screen. We also face competition in LDI from new entrants such as Maskless Lithography. Our main competitors in UV laser drilling are Hitachi Via Mechanics and Electro Scientific Industries, Inc. Our main competitor in digital printing is MicroCraft. In both AOI and digital printing we face new competitors, mainly from China, which target the low-end of the industry. We believe that the key competitive factors in this industry are product quality and reliability, technical expertise and development capability, breadth of product offerings, service capabilities and price.

The competitive landscape we face in the FPD industry is also highly sectionalized and within each of the principal product categories in our FPD business, we may compete with different divisions of industrial corporations, or with companies who are local providers of yield management solutions to those corporations, including some which are affiliated with certain of our customers. Our main competitors in the FPD industry include HB Technology Co. Ltd., LG PRI, ADP Engineering Co. Ltd., Applied Materials, Inc. (AKT Display Group), Digital Imaging Technology Co., Ltd., Top Engineering Co. Ltd., Charm Engineering Co. Ltd. and Omron Laserfront Inc. We believe that the key competitive factors in this industry are technical expertise, product quality, reliability and price.

(g)    Product Research, Development and Intellectual Property

We deploy our core technology platforms across various product families and applications in order to maximize the impact of our research, development and engineering investments, to increase economies of scale and to apply our technology-specific expertise across multiple consumer end markets.

Our global engineering team of 390 full time scientists and engineers dedicated to product research, development and engineering works closely with our customers to meet and anticipate their evolving requirements and new product introductions.

We believe that continued, focused investment in research, development and engineering activities are critical to our future growth and to maintaining our leadership position. We continue to invest in research and development in order to better serve our customers with advanced yield management solutions. Our research and development investment accounted for approximately 18%, 15% and 15% of our total revenues in 2012, 2011 and 2010, respectively. Our research and development and engineering investments enable us to consistently provide innovative, ‘first to market’ and high quality products.

We believe that the development and use of our intellectual property is a key differentiating factor in the marketplace. We protect our proprietary technologies by seeking patents and copyrights, retaining trade secrets and defending, enforcing and utilizing our intellectual property rights, where appropriate. We believe this strategy allows us to preserve the advantages of our products and technologies, and helps us to improve the return on our investment in research and development. We also benefit from our large intellectual property portfolio, which, as of January 31, 2013, consisted of approximately 484 United States and non-United States patents and patent applications.

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

(i)    Production and Sources of Supply

The Company maintains manufacturing facilities in Israel, the United States, Europe and Japan. The Company’s manufacturing activities for systems consist primarily of the assembly and testing of components and subassemblies that are acquired from third party vendors and subcontractors and then integrated into a finished system by the Company. In addition, the Company utilizes contract manufacturing suppliers to build and/or assemble some of its systems, into which certain core components, such as proprietary software and optical devices, are then integrated by the Company or its selected contract manufacturers.

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

The Company benefits from certain government programs and tax legislation, particularly as a result of the ‘Approved Enterprise’, ‘Benefiting Enterprise’ or ‘Preferred Enterprise’ status of substantially all of the Company’s existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an “Approved Enterprise”, a “Benefiting Enterprise” a “Preferred Enterprise” and the “Investment Law”, respectively). Pursuant to these programs and legislation, a significant portion of the Company’s income is currently taxed at reduced rates. See Note 10a to the Financial Statements. To be eligible for these benefits, the Company needs to meet certain conditions. Should the Company fail to meet such conditions, these benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. The Company also benefits from a Government of Israel program under which it receives grants from the OCS for the development of generic technologies without incurring any royalty obligations. See Item 5—Operating and Financial Review and Prospects—Research and Development, Patents and Licenses, etc.—Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. For further information see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Taxes on Income; and Note 10a to the Financial Statements.

The termination or curtailment of these programs or the loss or reduction of benefits under the Investment Law (particularly those available to the Company as a result of the Approved Enterprise, Benefiting Enterprise or Preferred Enterprise status of the Company’s existing facilities in Israel) could have a material adverse effect on the Company’s business, financial condition and results of operations.

For more information about the above considerations and the risks associated with the Company’s operations in Israel, see Item 3—Key Information—Risk Factors (n) and (r).

4.C    Organizational Structure

The Company’s corporate headquarters, executive and registered offices, as well as substantial research and development, engineering and manufacturing facilities, are located in Yavne, Israel. Orbotech, Inc., wholly-owned by Orbotech Ltd., maintains its headquarters in Billerica, Massachusetts. PDI and OLTS maintain their headquarters in San Jose, California. The Company’s European operations are coordinated from the headquarters of its wholly-owned subsidiary in Brussels, Orbotech S.A., and from regional offices in Italy and Germany. New System operates from offices in Gorizia, Italy. Laser Imaging Systems GmbH & Co. KG (“LIS”) operates from offices in Jena, Germany. Orbotech Pacific Ltd. and Orbotech Asia Ltd., also wholly-owned subsidiaries of Orbotech Ltd., operate through their headquarters in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in Korea, Taiwan and China, and through Orbotech Ltd. subsidiaries in Korea and Singapore. Orbotech Ltd.’s wholly-owned subsidiary in Japan, Orbotech Japan Ltd., maintains its headquarters in Tokyo. The Company’s principal Israeli subsidiary is Orbograph (owned approximately 91% by Orbotech Ltd.). Frontline operates from headquarters in Rehovot, Israel. For more information about the Company’s organizational structure, see Item 19—Exhibits—Exhibit 8.1—List of Subsidiaries.

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

Additionally, the Company, generally through its subsidiaries, leases approximately 611,000 square feet of floor space, which is used in connection with sales, marketing, customer support, research and development, engineering and production operations. These leases expire on various dates up to 2021. Also, two of the Company’s European subsidiaries, Orbotech S.A. and New System, hold interests in real property in Brussels, Belgium and Gorizia, Italy, respectively.

The aggregate annual rental paid by the Company for all of the Company’s facilities in and outside Israel in 2012 was approximately $7.6 million (compared to $8.0 million in 2011 and $8.1 million in 2010). For further information, see Note 8a to the Financial Statements.

The Company has invested substantial sums in improving the leased properties that it occupies in order to adapt them to its various engineering and production activities. The majority of these improvements have been integrated into the leasehold facilities. As of the date of this Annual Report, the facilities available to the Company in Yavne, Israel are generally utilized on a one-shift basis in the course of the Company’s normal operations and the Company considers them to be adequate for such operations; however, the Company has the capability to expand this capacity when needed, including, as it has done in the past, by scheduling additional production shifts. As of the date of this Annual Report, the Company is re-engineering and re-fitting its facility at San Jose to accommodate its research and development activity for the solar energy industry; however, other than that, is not engaged in the construction or material expansion of any additional building at its facilities nor has it any present plans to relocate its Yavne facilities. The Company is not aware of any environmental issues that may affect its ability to use its facilities in any material respect.

As part of the Loan Agreements, Orbotech Ltd. created a floating charge on all of its assets and a fixed charge on the shares of PDI held by Orbotech, Inc. in favor of Discount Bank as security for repayment of amounts under the Loan Agreements. In addition, Orbotech Ltd. created a further floating charge on all of its assets, ranking equally to that granted to Discount Bank, in favor of Hapoalim to secure the repayment of potential losses on positions taken by the Company in connection with the Hapoalim Banking Activities. Pursuant to the Partial Prepayment Arrangements and the Negative Pledges, these floating charges were removed and replaced with the Negative Pledges. For a description of the Loan Agreements and the Hapoalim Debenture, including the security interests and the Negative Pledges, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

This Item 5 should be read in conjunction with, and is qualified by, the information included in Item 3—Key Information—Risk Factors.

5.A    Operating Results

(a)    General

Orbotech Ltd. is an Israeli corporation. The Company has two reportable segments:

(i) Production Solutions for the Electronics Industry, which comprises the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry. The Company’s products in this segment include AOI, AOR, imaging and production systems used in the manufacture of PCBs and other electronic components and AOI, test and repair systems used in the manufacture of FPDs. The Company also markets CAM and engineering solutions for PCB production; and

(ii) Recognition Software, which comprises the development and marketing of check processing and healthcare revenue cycle management solutions to banks, financial and other payment processing institutions by Orbograph.

In addition to its two reportable segments, certain research and development initiatives concerning various products not related to the Company’s two reportable segments are included in the Financial Statements under ‘Other’.

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In 2012, 2011 and 2010, revenues derived from sales of the Company’s products constituted approximately 62%, 75%, and 77%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During 2012, 2011 and 2010, approximately 96%, 98% and 97%, respectively, of revenues from both product sales and service were derived from product lines related to the Company’s yield-enhancement and production solutions for the electronics industry and approximately 4%, 2% and 3%, respectively, were derived from product lines related to recognition software. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. Most of the Company’s revenues are derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. As the Company’s installed base of products grows service revenues are also expected to increase. See Note 13a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

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

(b)    Basis of Presentation

The Company’s financial statements are generally prepared in accordance with U.S. GAAP. Nevertheless, having been advised by the SEC that its staff does not object to the Company’s so doing, the Company accounts for Frontline using the proportionate method of consolidation as long as, inter alia, this accounting treatment is required under Israeli GAAP, including summarized footnote disclosures of the amounts proportionately consolidated, rather than the equity method as is required under U.S. GAAP. Due to the elimination of the proportionate method of consolidation for joint ventures under applicable Israeli GAAP, which became effective on January 1, 2013, commencing from the first quarter of 2013 the Company will account for its interest in Frontline using the equity method and, as a result, will report its investment as one line item within investments and other non-current assets in the consolidated balance sheets; and its share of earnings on one line in the Company’s consolidated statement of operations. This presentation will be applied in the Company’s financial statements for all prior periods for consistency. Accordingly, the Company’s reported financial statements for prior periods, including the financial statements in this Annual Report, will change in future periods. The Company’s share in the earnings of Frontline will be presented under operating income since Frontline is integrated into the operations of the Company.

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

The Company’s business was impacted by a number of factors in 2012, in particular the extended cyclical downturn in the FPD industry. Conditions in the FPD industry have led to significantly decreased levels of capital spending by FPD manufacturers. In response to this, the Company has taken a number of actions, the impact of which is reflected in the Financial Statements. These actions include a restructuring initiative which resulted in a $5.1 million charge in 2012. The Company anticipates that its restructuring initiative will result in $10—$12 million in cost savings annually and that the actions required to achieve these cost savings will be fully implemented during the first quarter of 2013. In addition, the extended downturn in the FPD industry led the Company to take write-downs of inventory in 2012 and 2011 in the amounts of $14.3 million and $6.7 million, respectively. The Company has also been involved in an ongoing litigation associated with the Korean Matter. The net costs associated with the Korean Matter in 2012 were $4.0 million and are recorded in general and administrative expenses. Accordingly, the Company’s underlying cost structure, results of operations and expense profile may not be comparable from period-to-period and the ability to predict fluctuations in results of operations has decreased. For a description of some of these items and their impact on the Financial Statements, see Liquidity and Capital Resources—Certain Non-GAAP Information.

(c)    Critical Accounting Policies and Estimates

To improve understanding of the Financial Statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies at least annually to ensure that the Financial Statements, which are developed on the basis of these accounting policies, provide in all material respects complete, accurate and transparent information concerning the financial position and results of operations of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures as at December 31, 2012, and it believes that the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date and the operating results for the year then ended.

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

Commencing from January 1, 2011, the Company adopted the provisions of Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605) Multiple-Deliverable Revenue Arrangements (“ASU 2009-13”), which deal with the accounting by a vendor for contractual arrangements involving multiple revenue-generating activities to be performed by it, addressing when, and if so how, an arrangement involving multiple deliverables should be divided into separate units of accounting. In such situations, revenue is recognized upon delivery of the separate elements, based on their relative fair value. The Company determines the selling price using vendor specific objective evidence (‘VSOE’), if it exists, and otherwise uses estimated selling price (‘ESP’).

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

(ii)    Inventory Valuation

Inventories are valued at the lower of cost or market value. Cost is determined as follows: components—on the weighted average basis; and labor and overhead—on the basis of actual manufacturing costs. If actual market conditions prove less favorable than those projected by management, inventory may be written down to estimated market value. Once written down, inventory is not written up to reflect a favorable change in market conditions. Inventories are written down for estimated excess and obsolescence based upon assumptions about future demand and market conditions and such write-down reduces net income in the period in which it occurs. Likewise, unexpected favorable future demand and market conditions could positively impact future operating results and gross profit if inventory that has been written down is sold for more than carrying value.

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

At September 30, 2012, in light of the extended downturn in the FPD industry, the Company tested whether the intangible assets acquired as part of the PDI Acquisition should be impaired, based on cash flow projections and fair value estimates. The determination of cash flow was based on the Company’s strategic plans and long-range planning forecasts. The growth rates included in the plans were based on industry and the Company’s specific data. The profit margin assumptions included in the plans were projected based on the current cost structure and anticipated cost changes. As a result of the foregoing, the Company determined that the carrying amount of certain intangible assets, primarily existing technology and customer relationship allocated to FPD division, exceeded their fair value by $30.1 million. As a result, an impairment charge of $30.1 million was recorded in the third quarter of 2012. Had different assumptions been used in these plans, the measured impairment could have been different. For a description of the remaining estimated amortization of the Company’s long-lived and intangible assets, see Note 5b to the Financial Statements.

(v)    Taxes on Income

Taxes on income are calculated based on the Company’s assumptions as to its entitlement to various benefits under the Investment Law. See—Effective Corporate Tax Rate.

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

(vii)    Goodwill

Goodwill is not amortized, but rather tested for impairment annually, as at September 30 of each year, or whenever events or circumstances present an indication of impairment by assessing the fair value of the Company’s various reporting units.

The goodwill impairment test is applied by performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is considered not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. Otherwise, goodwill impairment is tested using a two-step approach.

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

As a result of performing the annual impairment tests, on September 30, 2012, 2011 and 2010, the Company determined that there was no impairment with respect to goodwill.

(viii)    Share-based Compensation

In accordance with applicable accounting guidance, the Company accounts for employees’ awards classified as equity awards using the grant-date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period net of estimated forfeitures. The Company estimates forfeitures based on historical experience and anticipated future conditions.

Share-based payment expenses are classified in the same expense line items as cash compensation.

The Company elected to recognize compensation cost for awards with only service conditions that have a graded vesting schedule using the accelerated multiple-option approach.

Certain equity awards are subject to forfeiture should the Company fail to attain specified performance goals. The fair value of these awards is estimated on the date of grant using the same option valuation model used by the Company for non-performance equity awards. For so long as the Company assumes that performance goals will be achieved, compensation cost is recorded with respect thereto. If and when a point in time is reached that the Company believes the performance goals will not be achieved, it will then reverse the share-based compensation expenses for all vesting periods completed through such date.

Total expenses recorded during 2012 were $3.1 million ($1.8 million in respect of options and $1.3 million in respect of “Restricted Shares” (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions) and “RSU”s (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions)). The corresponding aggregate amounts in 2011 and 2010 were $3.7 million and $4.7 million, respectively. Compensation expense for equity awards in 2012 was allocated as follows: $0.4 million to cost of revenues: $1.0 million to research and development costs and $1.7 million to selling, general and administrative expenses. As a result of an election under Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”), the Company generally will not be allowed to claim an expense in Israel for tax purposes. For further information see Item 6—Directors, Senior Management and Employees—Share Ownership—Equity Plans.

The unrecorded maximum compensation expense for equity awards outstanding at January 1, 2013 is estimated at approximately $5.4 million at that date (without taking into account forfeiture rates) and will be recorded in the consolidated financial statements for the following periods:

Compensation Cost
Period	($ in millions)

2013	3.1
2014	1.7
2015	0.5
2016	0.1

These amounts reflect the compensation cost of all outstanding awards, including those granted in 2012 (which consisted of options to purchase a total of 449,938 Ordinary Shares, 1,956 Restricted Shares and 253,326 RSUs), but do not reflect the compensation cost of any equity awards granted commencing January 1, 2013, which will be reflected in future consolidated financial statements over the applicable vesting period.

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

(ix)    Contingencies

From time to time, the Company is subject to claims arising in the conduct of its business, including claims relating to product liability, employees, suppliers and public authorities. In determining whether liabilities should be recorded for pending litigation claims, an assessment of the claims is made and the likelihood that the Company will be able to defend itself successfully against such claims is evaluated. When it is believed probable that the Company will not prevail in a particular matter, an estimate is made of the amount of liability based, in part, on advice of legal counsel. For a discussion of the Company’s contingencies, see Item 8—Financial Information—Legal Proceedings and Note 8b to the Financial Statements.

(d)    Newly Issued Accounting Pronouncement

For information with respect to recent accounting pronouncements, see Note 1(w) to the Financial Statements.

(e)    Geographical Analysis; Worldwide Economic Situation; Cost of Revenues

(i)    Geographical Analysis and Worldwide Economic Situation

The following table sets forth the Company’s product and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2012		2011		2010
	in thousands	% of total	in thousands	% of total	in thousands	% of total
Sales of Products
China	$77,840	32	$193,415	46	$101,719	25
Taiwan	48,694	20	50,829	12	83,045	20
Korea	40,640	16	69,252	16	141,674	35
Japan	24,723	10	42,995	10	40,846	10
North America *	23,232	9	33,013	8	22,610	5
Europe	9,005	4	13,924	3	16,086	4
Other **	22,363	9	20,540	5	3,552	1

Total Sales	$246,497	100	$423,968	100	$409,532	100

Services Rendered
China	$48,986	32	$39,014	27	$28,978	24
Taiwan	26,064	17	24,212	17	21,263	18
Korea	22,314	14	23,602	17	19,494	16
Japan	20,886	14	20,811	15	20,171	17
North America *	19,944	13	18,427	13	17,275	15
Europe	10,866	7	11,301	8	9,899	8
Other **	5,174	3	3,978	3	2,743	2

Total Service	$154,234	100	$141,345	100	$119,823	100

TOTAL	$400,731		$563,313		$529,355

*	mainly the United States.
**	mainly in the Far East.

Approximately 84% of the Company’s revenues from product sales and services rendered during 2012 (compared to 86% during 2011 and 87% during 2010) were derived from the Far East and Japan, including approximately 32% from revenues in China, 19% from revenues in Taiwan, 16% from revenues in Korea and 11% from revenues in Japan. Of the Company’s revenues from product sales and services rendered that were derived from the Far East and Japan in 2011, approximately 41% were from revenues in China, 16% were from revenues in Korea, 13% were from revenues in Taiwan and 11% were from revenues in Japan. In addition, virtually all of the Company’s revenues from its recognition software products during 2012, 2011 and 2010 were derived from sales in North America. The Company monitors developments, including banking and currency difficulties, in the financial markets and economies of all countries and regions in which it markets its products and their possible impact upon the Company.

During 2012, the Company recorded significantly reduced revenues from China, Korea and Japan compared with the previous year, which was primarily a function of the reduced demand for the Company’s FPD systems stemming, in turn, from the substantially lower levels of capital expenditures by FPD manufacturers in those countries. The decrease in revenues from North America and Europe was a reflection of the general downturn in the global electronics industry, as a result of which PCB manufacturers reduced their investments in manufacturing facilities in those regions.

During 2011, the Company recorded significantly higher revenues from China compared with the previous year, which was primarily due to the increased capital expenditures for two new LCD fabrication plants in China, as well as increased PCB plant expansions. The Company recorded significantly lower total revenues from Korea and Taiwan compared with the previous year, reflecting decreased capital expenditures by FPD manufacturers in those regions from the high levels of 2010.

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

(ii)    Cost of Revenues

	Year Ended December 31,
	2012 *		2011 *		2010
	in thousands	% of sales/service revenues	in thousands	% of sales/service revenues	in thousands	% of sales/service revenues
Cost of Products Sold
Material and subcontractors	$103,070		$194,819		$188,471
Labor costs	15,700		22,523		16,675
Overhead and other expenses	10,484		16,670		19,494

Subtotal	129,254	52.4	234,012	55.2	224,640	54.9

Cost of Services Rendered
Materials consumed	$45,704		$36,728		$37,691
Labor costs	37,481		33,557		30,633
Overhead and other expenses	22,784		25,145		19,937

Subtotal	105,969	68.7	95,430	67.5	88,261	73.7

Total Cost of Revenues	$235,223		$329,442		$312,901

*	Excludes the write-down of inventories of $14.3 million in 2012 and $6.7 million in 2011 relating primarily to excess inventories of components and non-cancelable commitments for certain of the Company’s FPD products and, to a small extent, for certain of the Company older PCB products.

(f)    Effective Corporate Tax Rate

The Company’s income tax obligations consist of those of the Company in Israel and those of each of its subsidiaries in their respective taxing jurisdictions.

The corporate tax rate in Israel, effective as of January 1, 2012, is 25%, compared with 24% in 2011 and 25% in 2010. For information concerning statutory rates of taxation in certain other jurisdictions in which the Company operates, see note 10c(ii) to the Financial Statements. However, Orbotech’s effective tax rate in 2012 was 0% due to the combination of the factors described below.

The effective tax rate of Orbotech is primarily influenced by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the portion of Orbotech Ltd.’s income which is entitled to tax benefits due to those of its production facilities which are Approved Enterprises, Benefiting Enterprises or Preferred Enterprises; and (d) the changes in the exchange rate of the Dollar to the NIS.

Orbotech Ltd. has elected the alternative benefits route under the Investment Law with respect to its Approved Enterprises. Under this route the Company waived government grants in return for a tax exemption on undistributed income. Due to the geographic location of the Company’s facilities, such tax exemption on undistributed income applies for a limited period of two years. During the remainder of the benefits period applicable to the Company (generally until the expiration of ten years) a corporate tax rate not exceeding 25% will apply. In the event that such tax exempt income is thereafter distributed as a dividend, the Company will be required to pay the applicable corporate tax that would otherwise have been payable on such income. The Company’s entitlement to such benefits is conditional upon its compliance with the terms and conditions prescribed in the Investment Law. In the event of its failure to do so, these benefits may be cancelled and the Company may be required to refund the amount of the benefits already received, in whole or in part, with the addition of Israeli CPI linkage differentials and interest, or other monetary penalty.

In April 2005, substantive amendments to the Investment Law came into effect. Under these amendments, eligible investment programs of the type in which the Company participated prior to the amendment were eligible to qualify for substantially similar benefits as a ‘Benefiting Enterprise’, subject to meeting certain criteria. This replaced the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel. As a result of these amendments, tax-exempt income generated from Benefiting Enterprises under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to taxes. Therefore, the Company could be required to record deferred tax liability with respect to such tax-exempt income, which would have an adverse effect on its results of operations. To date, Orbotech Ltd. has not generated tax exempt income from Benefiting Enterprises.

Additional amendments to the Investment Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment during the next years. Should a company elect to implement the 2011 Amendment with respect to its existing Approved and Benefiting Enterprises prior to June 30, 2015, dividends distributed from taxable income derived from Approved Enterprises or Benefiting Enterprises to another Israeli company would also not be subject to tax. Orbotech Ltd. has not elected to implement the 2011 Amendment. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises as previously described, no additional tax liability will be incurred by the Company in the event of distribution of dividends from Preferred Income.

The 2011 Amendment had no material effect on the tax payable in respect of the Company’s Israeli operations during 2012.

Pursuant to a recent amendment to the Investment Law which became effective on November 12, 2012 (the “2012 Investment Law Amendment”), companies that have retained earnings from Approved or Benefiting Enterprises may elect by November 11, 2013 to pay a reduced corporate tax rate as set-forth in the 2012 Investment Law Amendment on such undistributed income as of December 31, 2011 and thereafter distribute a dividend from such income without being required to pay additional corporate tax with respect to such income as the case would otherwise be, as previously described. A company that makes this election, will be required to make certain investments in its Approved or Benefiting Enterprise by (i) purchasing productive assets (other than buildings), (ii) investing in research and development in Israel and/or (iii) paying salaries of new employees (other than directors and officers of the company) who have joined the work force of the Approved or Benefiting Enterprise. The number of new employees for these purposes will be determined in comparison to the number of employees employed by the Approved or Benefiting Enterprise at the end of the 2011 tax year. Such investment must be made over a period of five years commencing in the tax year in which the election is made. The amount of the required investment is determined pursuant to a formula set-forth in the 2012 Investment Law Amendment. A company that has elected to apply the 2012 Amendment cannot withdraw from its election. As of the date of this Annual Report the Company does not intend to make such election.

The combination of the factors described above produced effective tax rates of 0%, 14.5% and 14.7% for the years 2012, 2011 and 2010, respectively.

See Item 4—Information on the Company—Business Overview—Additional Considerations Relating to the Company’s Operations in Israel; Note 10 to the Financial Statements; and Taxes on Income.

(g)    Impact of Currency Fluctuations

Because the Company’s results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which the Company operates (primarily the NIS, the Euro, the Japanese Yen and the Chinese Reminbi) will affect the Company’s results of operations. During 2012, on a comparative annual average basis as against 2011, the main currencies relevant to the Company’s operations strengthened (weakened) against the Dollar, as follows: the NIS by 2.3%, the Japanese Yen by (11.2%), the Chinese Reminbi by 1.0% and the Euro by 2.0%.

For information with respect to currency hedging programs maintained by the Company, see Item 11—Quantitative and Qualitative Disclosures About Market Risk.

(h)    Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2012	2011	2010
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	58.7	58.3	59.1
Inventory write-down	3.6	1.2

Gross profit	37.7	40.5	40.9

Operating expenses
Research and development costs:
Expenses incurred	18.4	15.2	15.3
Less—government participations	0.5	0.3	0.5

Net research and development costs	17.9	14.9	14.8

Selling, general and administrative expenses	18.7	12.8	12.5
Amortization of intangible assets	2.5	2.2	2.7
Impairment of intangible assets	7.5
Restructuring charges	1.3
Total operating expenses	47.9	29.8	30.0

Operating income (loss)	(10.2)	10.7	10.9

Financial expenses—net	(1.3)	(1.2)	(1.4)
Income (loss) from continuing operations before taxes on income	(11.5)	9.5	9.5

Income tax expenses	0.1	1.4	1.4

Share in losses of an associated company
Income (loss) from continuing operations	(11.6)	8.1	8.1

Income (loss) from discontinued operations, net of tax		0.2	(1.6)

Net income (loss)	(11.6)	8.3	6.5

Loss attributable to the non-controlling interest	0.2

Net income (loss) attributable to Orbotech Ltd.	(11.4)	8.3	6.5

(i)    Year Ended December 31, 2012 Compared To Year Ended December 31, 2011

The Company’s financial results for 2012 reflected a challenging year. The Company posted significantly lower revenues, primarily as a result of the extended cyclical downturn in the FPD industry which led to a persistently low level of capital expenditures by LCD manufacturers during the year. In addition, these reduced revenues also reflect the deferral of capital expenditures by PCB manufacturers in response to highly uncertain global economic conditions that were particularly prevalent during the second half of the year. In light of these factors, and in order to align its cost structure to the evolving business environment, the Company initiated a number of cost cutting measures in the first quarter, and undertook further measures in the fourth quarter, of 2012, which included a reduction in its total workforce and the consolidation of certain of its worldwide facilities. In connection with these measures, the Company recorded restructuring charges of $1.9 million and $3.2 million in the first and fourth quarters, respectively. The Company expects that the measures taken in the fourth quarter of 2012 will result in annual operating expenses savings of approximately $10—$12 million, which the Company expects will reflect the ongoing cost structure necessary to support higher revenues anticipated once business conditions improve.

Revenues from the sale and service of the Company’s equipment and software in 2012 totaled $400.7 million, compared with $565.3 million in 2011, a decrease of approximately 29.1%. Service revenues in 2012 were $154.2 million, compared with $141.3 million in 2011, an increase of approximately 9.1%, which reflects both the Company’s continued success in securing service contracts for its steadily expanding global installed base of PCB systems and additional service revenues generated from its growing installed base of FPD systems.

Revenues from the sale and service of PCB-related equipment in 2012 were $289.2 million, compared with $319.7 million in 2011. This decrease reflected the severe impact of global economic conditions on some of the Company’s PCB customers, particularly those involved in personal computers and notebooks and automotive and industrial applications, which was only partially offset by the continued strong demand for the Company’s PCB products from customers associated with smartphone and other mobile devices. This overall reduction in PCB-related revenues is illustrated by the decreased revenues from Orbotech’s sophisticated manufacturing solutions, especially its LDI systems. Additionally, 2012 revenues from the Company’s ECM business were approximately $16.4 million, virtually unchanged from the $16.0 million recorded in 2011.

Revenues from the sale and service of FPD-related equipment in 2012 were $97.2 million, compared with $232.9 million in 2011. The weakened consumer sales of LCD televisions, which commenced in the second half of 2011, led to lower capacity utilization rates and, in turn, to an oversupply of panels and a decrease in panel prices. While this overcapacity was initially expected to dissipate by about the middle of 2012, making way for additional capital expenditures on fabrication facilities designated for the manufacture for LCD televisions, the Company believes that the continuing global economic uncertainty again had the effect of delaying capital expenditure plans of LCD manufacturers for such facilities. This, in turn, resulted in a significant decrease in demand for the Company’s FPD-related equipment. Nevertheless, the Company generated revenues during the year from the sale of FPD equipment for use in the manufacture of mobile devices, as well as from upgrades of previously-installed equipment at existing plants designed to meet the specifications of newer and more demanding applications in this part of the FPD industry.

Revenues from the sale and service of the Company’s Recognition Software segment in 2012 were $14.3 million, compared to the $12.7 million recorded in 2011. This increase highlights the strong reliance that Orbograph’s customers continue to place upon its innovative solutions and support services.

The decrease in the cost of products sold in 2012 of $104.7 million, or 44.8%, resulted from the decrease in revenues from products sold of $177.5 million, or 41.9%. This primarily reflected the lower expenditures on materials and components labor costs, overhead and other expenses as a result of the decreased volume of products sold.

The increase in the cost of services rendered in 2012 of $10.5 million, or 11.0%, resulted from an increase in revenues from services rendered of $12.9 million, or 9.1%. The cost of materials consumed increased by $9.0 million and the cost of labor and overhead increased by $3.9 million, both of which parallel the heightened activity of the Company’s customer support organization as a reflection of the increased installed base of Orbotech products, as well as increased investments in the Company’s worldwide customer support infrastructure, primarily in China.

The write-down of inventories of $14.3 million in 2012 primarily relates to excess inventories of components and non-cancelable commitments for certain of the Company’s FPD products in connection with the extended cyclical downturn in the FPD industry.

Gross profit for 2012 was $151.3 million, or 37.7% of revenues, compared with $229.1 million, or 40.5% of revenues, in 2011. Gross profit for 2012 from sales of equipment was $117.2 million, or 47.6% of product sales (excluding write-down of inventories of $14.3 million), compared to $189.9 million, or 44.8% of product sales, during 2011. Gross profit for 2012 from services rendered was $48.2 million, or 31.3%, of service revenues, compared with $45.9 million, or 32.5%, of service revenues, during 2011.

Research and development costs net decreased to $71.8 million in 2012 from $84.2 million in 2011. This reflected certain cost cutting measures taken by the Company towards the end of 2011, including scaling back certain research and development projects to align its research and development costs to anticipated lower revenue levels. Nevertheless, the Company continues to invest significant sums in developing new and innovative technologies and does not believe that the period over period reductions in research and development expenditures will weaken its competitive position in the short or longer term. During 2012, the Company received $1.8 million (compared with $2.0 million received in 2011) in royalty-free participations in its research and development expenditures from the Israeli Government and from a European Union sponsored consortium.

Selling, general and administrative expenses were $71.1 million (which excludes $4.0 million costs associated with the Korean Matter after taking into account receipts from the Company’s insurance carriers), compared to $72.6 million in 2011. This was partly attributable to the lower levels of investment by the Company in its sales and marketing activities as a result of the decrease in product revenues for 2012. The costs associated with the Korean Matter were $5.6 million, net of $1.6 million in recoveries from insurance companies, and were recorded in selling, general and administrative expenses.

At September 30, 2012, in light of the extended downturn in the FPD industry noted above, the Company tested whether the intangible assets acquired as part of the PDI Acquisition should be impaired, based on cash flow projections and fair value estimates. As a result, an impairment charge of $30.1 million was recorded in the third quarter of 2012. For further information concerning the impairment charge, see Item 5—Critical Accounting Policies and Estimates—Long-lived and Intangible Assets.

The amortization of other intangible assets, primarily attributable to the PDI Acquisition, decreased during 2012 to $9.9 million from $12.3 million in 2011. For further information concerning amortization expenses for 2012, 2011 and 2010, see Item 5—Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Long-lived and Intangible Assets.

In accordance with accounting guidance, the Company performed its annual evaluation of the goodwill of each reporting unit on September 30, 2012, as a result of which there were not any goodwill impairment charges recorded in 2012.

Net financial expenses totaled $5.1 million in 2012, compared with net financial expenses of $6.6 million in 2011. This decrease reflects the lower debt service payment obligations to Discount Bank, which totaled $3.4 million in 2012, compared with $4.7 million in 2011, as well as an increase in interest income received on cash and short term bank deposits, offset by foreign exchange losses. In 2012, the Company incurred $0.1 million of costs in connection with factoring letters of credit, compared with costs of $0.4 million incurred in 2011.

Income tax expense for 2012 was $0.5 million, compared with income tax expense of $7.7 million in 2011. The Company’s effective tax rate for 2012 was 0% compared to 14.5% in 2011. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises, Benefiting Enterprises or Preferred Enterprises, the split of taxable income between jurisdictions and the changes in various exchange rates to the NIS. See Item 5—Operating and Financial Review and Prospects—Operating Results—Effective Corporate Tax Rate.

The net loss attributable to the non-controlling interests was $1.0 million for 2012 compared to net loss of $0.3 in 2011. These non-controlling interests are comprised of the minority share in the losses of OLTS as well as the approximately 10% minority interest in Orbograph.

GAAP net loss attributable to Orbotech Ltd. for the year ended December 31, 2012 was $45.6 million, or $1.05 per share, compared with GAAP net income attributable to Orbotech Ltd. of $47.3 million, or $1.16 per share (diluted), for the year ended December 31, 2011.

(i)    Year Ended December 31, 2011 Compared To Year Ended December 31, 2010

The Company’s financial results for 2011 reflected a year in which the Company posted record revenues and experienced strong demand for its PCB products, fueled by increased consumer demand for complex and sophisticated mobile electronic devices. The growing intricacy of these devices and their embedded electronic components gave rise to improved demand on the part of PCB manufacturers for Orbotech’s sophisticated manufacturing solutions. The FPD industry, by contrast, experienced a cyclical downturn in 2011, with manufacturers continuing to report lower utilization rates due to weaker demand for LCD televisions. As a result, LCD manufacturers scaled back their capital expenditure plans for LCD televisions which, in turn, led to a decrease in second half 2011 revenues from sales of the Company’s FPD equipment.

Revenues in 2011 were $565.3 million, compared with $529.4 million in 2010, an increase of approximately 6.8%. Service revenues in 2011 were $141.3 million, compared with $119.8 million in 2010, an increase of approximately 17.9%, which reflects the Company’s continued success in securing service contracts for its steadily expanding global installed base of PCB systems.

Revenues from the sale and service of PCB-related equipment for 2011 were $319.7 million, compared with $250.1 million in 2010. This growth in revenues reflected the continued strong demand for the Company’s PCB products, resulting from the heightened consumer sales of sophisticated electronic devices such as smartphones, mobile connected devices and ultra thin laptop computers, in the manufacture of which the Company’s PCB equipment has become critical. The growing complexity of electronic components embedded in these devices has led to increased demand for Orbotech’s sophisticated manufacturing solutions, especially its LDI systems. Additionally, in the third quarter of 2011, the Company received acceptance for its new Emerald UV laser drilling system and recognized initial revenues from this product. The Company anticipates that this highly advanced production tool will form a strategic part of its PCB product portfolio in 2012 and beyond. At the same time, the continued strong consumer sales of mobile devices in 2011 gave rise to revenues from opportunities realized in the ECM industry, particularly in the touch screen area, where the Company’s recorded revenues of approximately $16.0 million for 2011.

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

The write-down of inventories of $6.7 million in 2011 primarily relates to excess inventories of components for certain of the Company’s FPD products in connection with the 2011 cyclical downturn in the FPD industry and, to a small extent, for certain of the Company older PCB products.

Gross profit for 2011 was $229.1 million, compared with $216.5 million in 2010. Gross profit for 2011 from sales of equipment was $189.9 million, or 44.8% of product sales, compared to $184.9 million (excluding write-down of inventories of $6.7 million), or 45.2% of product sales, during 2010. Gross profit for 2011 from services rendered was $45.9 million, or 32.5%, of service revenues, compared with $31.6 million, or 26.4%, of service revenues, during 2010.

Research and development costs net increased to $84.2 million in 2011 from $78.3 million in 2010. This increase reflected the Company’s strong commitment to ongoing research and development and in its efforts to expand into new technologies and product areas. These investments included the continued investment for the solar energy industry, as well as investments in new and innovative technologies designed to provide state-of-the-art solutions for the Company’s PCB manufacturing customers, such as the new UV laser drilling tool introduced in 2011. During 2011, the Company received $2.0 million (compared with $2.9 million received in 2010) in royalty-free participations in its research and development expenditures from the Israeli Government and from a European Union sponsored consortium.

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

Net financial expenses totaled $6.6 million in 2011, compared with net financial expenses of $7.3 million in 2010. This decrease is a result of lower debt service payment obligations to Discount Bank, which totaled $4.7 million in 2011 compared with $5.9 million in 2010, as well as an increase in interest income received on short term bank deposits, offset by foreign exchange losses. In 2011, the Company incurred $0.4 million of costs in connection with factoring letters of credit, compared with costs of $0.5 million incurred in 2010.

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

The net loss attributable to the non-controlling interest was $0.3 million for 2011 compared to net income of $0.1 in 2010. Commencing from the fourth quarter of 2011, the non-controlling interests includes the minority share in the losses of OLTS as well as the approximately 10% minority interest in Orbograph.

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

5.B    Liquidity and Capital Resources

The Company’s equity as a percentage of its assets increased to 68.5% at December 31, 2012, compared with 65.5% at December 31, 2011.

Cash, cash equivalents, short-term bank deposits and marketable securities (collectively, “Liquid Cash”) decreased to $278.8 million at December 31, 2012 from the $296.5 million recorded at December 31, 2011. Total debt at December 31, 2012 was $64.0 million, comprised of the non-repaid portion as of such date of the Discount Bank Loan. As a result, at December 31, 2012, the Company’s “Net Cash Position” (namely, total Liquid Cash less total debt) was $214.8 million.

Following the Partial Prepayment, the Company’s total debt was reduced to $32.0 million, comprised of the remaining amount of the Discount Bank Loan; and its Net Cash Position remained unchanged.

Cash generated from operating activities in 2012 was approximately $22.9 million. Inventories decreased to $93.9 million at December 31, 2012, from $105.1 million at December 31, 2011. This was due primarily to the write-down of inventory in the Company’s FPD business. Net trade accounts receivable decreased by $31.7 million, to $164.5 million at December 31, 2012 from $196.2 million at year end 2011. The period trade receivables were outstanding at December 31, 2012 (calculated by dividing: (A) the product of: (i) trade receivables at period end; and (ii) 365; by (B) the aggregate of the previous four quarter revenues) increased to 150 days on December 31, 2012 from 126 days on December 31, 2011. The Company did not record any significant bad debts during 2012 and its allowance for doubtful accounts was $4.6 million or 2.7% of outstanding receivables at December 31, 2012. Aggregate accounts payable and accruals decreased to $79.5 million from their December 31, 2011 level of $89.9 million, primarily due to the decreased business levels in 2012. Deferred income decreased by $8.5 million to $17.4 million at December 31, 2012, primarily reflecting the lower levels of revenues from sales of products.

During 2012, the Company used $9.6 million for capital expenditures and expended $2.0 million for share repurchases and received approximately $0.7 million from the exercise of stock options. The Company also received $3.0 million from the sale of its interest in real property in San Jose, California.

During 2012, the Company and OLTS entered into a new loan agreement pursuant to which the Company extended $4.0 million to OLTS in 2012 and also provided OLTS with other resources and support. Any amount extended under this loan agreement is secured by a security interest on all of OLTS’s assets and rights, including its intellectual property. The Company may convert, at its discretion, at any time any amount outstanding under this new loan agreement into equity interest units of OLTS. In addition, during 2010, the Company and OLTS entered into a loan agreement pursuant to which OLTS may borrow from the Company up to $3.0 million. This loan agreement will expire on June 30, 2013. As of December 31, 2012, no amount had been borrowed under this loan agreement. Any amount extended under this loan agreement will be secured by a security interest on all of OLTS’s assets and rights, including its intellectual property. In addition, the Company has entered into a new investment agreement with OLTS pursuant to which it will invest an amount of up to $4.0 million in OLTS in 2013.

A portion of OLTS’s equity interest is held by the two developers of certain of OLTS’s technology. The Company has granted each of these two developers a put option to sell a portion of his holdings in OLTS to the Company. There is a limit on the number of equity interest units that these two developers may require the Company to purchase, upon exercise of this put option, during any twelve month period. These put options will expire on December 31, 2014. The purchase price to be paid by the Company upon the exercise of each put option will be based initially on the Company’s valuation of OLTS used in the framework of equity investments in OLTS prior to exercise of the put option. Upon the achievement of a certain financial milestone by OLTS, the purchase price shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. During 2011 and 2012, these put options were exercised by the two developers and the Company purchased a portion of their equity interests in OLTS for approximately $0.7 million in cash in each of these years, recorded as research and development expenses. In addition to the put options referred to above, each of the two developers was granted an additional put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These additional put options shall become exercisable starting in 2015, subject to their continued employment and the achievement of a certain financial milestone by OLTS in the fiscal year immediately preceding the year in which the put option is exercised. The purchase price to be paid by the Company upon the exercise of this put option shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. Both put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

As a result of the Company’s expenditures, commitments and purchase of equity interests, the Company increased its ownership percentage of OLTS to approximately 75.4% on a fully diluted basis as of December 31, 2012 and it expects that its ownership percentage of OLTS will reach approximately 79.5%, on a fully-diluted basis, during 2013.

In 2011, the Company through its venture capital fund, Orbotech Technology Ventures L.P., entered into an investment agreement pursuant to which it paid $1.5 million to acquire approximately 19% (calculated on a fully diluted basis) of the share capital of PixCell Medical Technologies Ltd. (“PixCell”), an Israeli company developing diagnostic equipment for point-of-care hematology applications, in particular low cost, high speed complete blood count (CBC) and hemoglobin level tests (the “PixCell Investment Agreement”). The Company expects to invest an additional $2.0 million in PixCell in 2013 and to purchase shares from other shareholders of PixCell for a total amount of $0.5 million. Should such additional investment and purchase occur, the Company would hold approximately 37% of the share capital of PixCell (on a fully diluted basis). Under the investment agreement, the Company is entitled to invest additional amounts and to purchase additional shares from PixCell’s other shareholders in consideration for an aggregate amount of approximately $8.5 million, following which the Company would be expected to hold approximately 67% (on a fully diluted basis) of the share capital of PixCell and, subject to its continuous investment in PixCell, the Company will also have the right to acquire 100% of the share capital of PixCell. In the event the Company invests the entire $8.5 million as aforesaid, then upon the achievement of a certain financial milestone by PixCell the Company will be required, subject to certain terms and conditions, to purchase all (100%) of the shares of PixCell then held by the other shareholders of PixCell at a price per share-based on a certain formula agreed within the framework of the PixCell Investment Agreement.

In connection with the PDI Acquisition, Orbotech Ltd. entered into the Loan Agreements and utilized the Discount Bank Loan to finance, in part, the PDI Acquisition, of which $64.0 million was outstanding at December 31, 2012, repayable over a five-year period ending December 21, 2014. The interest rate with respect to the $24.0 million Fixed Interest Component outstanding at December 31, 2012 is a fixed rate of 4.88%. The interest rate on the remaining $40.0 million Variable Interest Component outstanding at December 31, 2012 was, until December 31, 2012, based on Discount Bank’s cost plus 2% and beginning January 1, 2013 became based on Discount Bank’s cost plus 2.5%. In 2012, the Company’s debt service payment obligations were $3.4 million, reflecting interest on the Discount Bank Loan for 2012 at a rate of 4.08%. The actual interest rate on the outstanding Variable Interest Component at December 31, 2012 was 3.33%. Following the Partial Prepayment, a

1/8% change in the annual interest rate would have an insignificant impact upon the annual interest expense on the outstanding $20.0 million Variable Interest Component of the Discount Bank Loan.

On February 11, 2013, Orbotech Ltd. made the Partial Prepayment and accordingly, as of that date, $32.0 million of the Discount Bank Loan remained outstanding, repayable in four quarterly installments during 2013. The Discount Bank Loan matures on December 21, 2013. $12.0 million of the remaining outstanding amount is the Fixed Interest Component, the interest rate on which is 4.88%; and the remaining outstanding amount of $20.0 million is the Variable Interest Component, the interest rate on which is based on Discount Bank’s cost plus 2.5%.

Taking into account the difference in the interest rates payable on the Discount Bank Loan and, based on historical data, the interest rates the Company can expect to receive on its cash balances, the Company estimates that the Partial Prepayment will result in a reduction of approximately $1.8 million in its financial expenses for 2013.

The Loan Agreements and the Negative Pledge to Discount Bank contain provisions pursuant to which Orbotech Ltd. has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without Discount Bank’s consent. These covenants generally apply until the credit facility is repaid in full. The financial covenants require that the Company’s equity (defined according to the Company’s consolidated financial statements as including loans made by the shareholders to the Company that are subordinate to the bank financing after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) for each quarter commencing from the consolidated balance sheet as of March 31, 2011 shall be no less than the greater of $300.0 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet. The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year ended December 31, 2011 and onwards shall be no less than $40.0 million. This covenant is tested annually by reference to the consolidated financial statements as of the end of each calendar year. In December, 2012, Discount Bank agreed with the Company that, for the year 2012 only, the Company’s annual consolidated EBITDA shall be not less than $28.0 million. The financial covenants also require that the ratio between the Company’s Financial Debt (as defined below) and EBITDA beginning as of December 31, 2011 shall not exceed five. EBITDA and our other non-GAAP measures are described below.

For purposes of the Loan Agreements, ‘EBITDA’ is defined as the cumulative amount of the Company’s operating income (loss) from current operations as determined pursuant to its consolidated financial statements with respect to the four consecutive calendar quarters ending on the date of the Company’s latest financial statements, before financial income (expenses) (i.e., interest, linkage differentials, exchange rate differentials and fees) and taxes and after adding depreciation and amortization costs of fixed assets and intangible assets, write-downs and impairment charges of investments, tangible assets, goodwill, intellectual property and other intangible assets, inventory write-offs, compensation costs for equity awards, in-process research and development charges (not including current research and development expenses), charges due to changes in accounting principles, restructuring charges and losses (gains) from discontinued operations. The Company’s EBITDA, calculated in accordance with the foregoing, was $30.5 million in 2012.

The below table reconciles GAAP results to EBITDA as determined in accordance with the Loan Agreements for the twelve months ended December 31, 2012, 2011 and 2010. As noted above, the financial covenant with respect to EBITDA did not become applicable until 2011 and, with respect to 2012, is $28.0 million.

	U.S. dollars in thousands
	2012	2011	2010
Net income (loss) attributable to the Company	$(45,579)	$47,339	$34,145
Equity based compensation expenses	3,070	3,728	4,725
Write-down of inventories	14,255	6,743
Restructuring charges	5,063
Income tax expense	456	7,677	7,397
Financial expenses	5,100	6,551	7,284
Fixed asset depreciation	8,057	7,654	9,489
Amortization of intangible assets	9,907	12,304	14,176
Impairment of intangible assets	30,142
Loss (gain) from discontinued operations, net of tax	0	(1,363)	8,717

EBITDA (as defined)	$30,471	$90,633	$85,933

For an explanation of the limitations of EBITDA, see the information under the heading ‘Certain Non-GAAP Information’ below.

For purposes of the Loan Agreements, ‘Financial Debt’ is defined as the Company’s liabilities to banks, financial institutions, affiliates, financial leasing and/or through the issue of debt securities. Financial Debt as of December 31, 2012 was $64.0 million and consisted of the Company’s debt to Discount Bank under the Loan Agreements (which, following the Partial Prepayment, was reduced to $32.0 million on February 11, 2013).

In addition, commencing as of January 1, 2010, the Company became required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges or pledges (other than in favor of Discount Bank) in an aggregate amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined by reference to the Company’s consolidated balance sheet.

If the Company is unable to comply with the applicable covenants, Discount Bank will be entitled to accelerate the Company’s repayments of borrowings under the Loan Agreements. In addition, the Loan Agreements also contain customary provisions allowing for acceleration of repayment of all amounts outstanding under the Loan Agreements as well as provisions allowing Discount Bank to accelerate repayment in certain other situations, including if an event shall have occurred and/or circumstances exist and/or any situations exist which, in Discount Bank’s opinion, may materially prejudice the Company’s value and substantially jeopardize the Company’s ability to repay amounts outstanding under the Loan Agreements or if, in Discount Bank’s opinion, a material deterioration has occurred in the Company’s economic condition and/or financial repayment capacity, which substantially jeopardizes the Company’s ability to repay amounts outstanding under the Loan Agreements.

As part of the Loan Agreements, Orbotech Ltd. created a floating charge on all of its assets and a fixed charge was created on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts under the Loan Agreements. The agreements creating the security interests in favor of Discount Bank contain customary terms and provisions and have been filed as exhibits to this Annual Report.

The Company performs certain forward transactions and other related activities, primarily with respect to currency hedging, and factoring activities, with Hapoalim. In connection with these activities, the Company is exposed to certain risks of loss. Hapoalim has granted the Company an approved credit risk limit of up to an aggregate amount of US$ 22.0 million. To secure this credit risk, on October 21, 2010, Orbotech Ltd. created the

Hapoalim Debenture under which an additional floating charge on all of its assets, that ranked equally with that granted to Discount Bank, was created in favor of Hapoalim. In addition, Orbotech Ltd. agreed to comply with various operating covenants, including certain reporting requirements, covenants that restrict the creation of charges and pledges on its assets in favor of third parties, the sale of certain assets and certain acquisition and merger activities, without Hapoalim’s consent. The Hapoalim Debenture also contained customary provisions allowing for acceleration of repayment of all amounts owed for positions taken by the Company in connection with the Hapoalim Banking Activities.

In connection with the Partial Prepayment, Orbotech Ltd. entered into letters of agreement with Discount Bank and with Hapoalim pursuant to which the floating charges created on behalf of Discount Bank and Hapoalim on all of Orbotech Ltd.’s assets and the Hapoalim Debenture were cancelled and replaced with Negative Pledges to each of Discount Bank and Hapoalim. The Negative Pledges provide that Orbotech Ltd. may not create any charges, except for certain specified permitted charges on fixed assets in connection with the financing of their purchase and on documents in connection with the import or export of goods in connection with the financing of such import or export transaction, and may not sell or otherwise dispose of its assets other than in the ordinary course of business. In the event Orbotech Ltd. breaches its obligations under the Negative Pledges, this would be deemed an event of default under the Loan Agreements and would entitle Discount Bank to accelerate and require immediate repayment of any amounts outstanding under the Loan Agreements and would also entitle Hapoalim to accelerate and demand immediate repayment of any amounts owed, including in connection with the Hapoalim Banking Activities.

For more information about certain of the terms of the Loan Agreements and related documents and of the Hapoalim Debenture, including certain risks related to the Loan Agreements, the Partial Prepayment Arrangements, the Hapoalim Debenture and the Negative Pledges, see, Item 3—Key Information—Risk Factor (v); and Item 10—Additional Information—Material Contracts.

Certain Non-GAAP Information

Non-GAAP net income from continuing operations for 2012 was $2.3 million, or $0.05 per share (diluted), compared with non-GAAP net income from continuing operations for 2011 of $62.2 million, or $1.52 per share (diluted). The below table (the “Reconciliation”) reconciles GAAP to non-GAAP results from continuing operations for the years ended December 31, 2012, 2011 and 2010.

In this Annual Report, the Company presents certain non-GAAP measures, including non-GAAP net income and non-GAAP earnings per share, which are described in the Reconciliation. Each measure presented below excludes charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles; (iii) restructuring and asset impairments; (iv) loss from discontinued operations; (v) share in losses of associated company; and (vi) tax credits relating to the above items, in each case, as described in more detail in the Reconciliation.

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

Reconciliation of GAAP to Non-GAAP Results from Continuing Operations

	Year ended December 31
	2012	2011	2010
	U.S. dollars in thousands (except per share data)
Reported operating income (loss) on GAAP basis	$(40,816)	$60,061	$57,687

Equity based compensation expenses	3,070	3,728	4,725

Restructuring charges	5,063
Amortization of intangible assets	9,907	12,304	14,176
Impairment of intangible assets	30,142

Non-GAAP operating income	$7,366	$76,093	$76,588
Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	$(45,579)	$47,339	$34,145

Equity based compensation expenses	3,070	3,728	4,725
Restructuring charges, net of tax credit	4,593
Amortization of intangible assets	9,907	12,304	14,176
Impairment of intangible assets	30,142
Loss (income) from discontinued operations, net of tax (1)		(1,363)	8,717
Share in losses of associated company	165	179

Non-GAAP net income from continuing operations	$2,298	$62,187	$61,763

Non-GAAP net income from continuing operations per share—diluted	$0.05	$1.52	$1.73

Shares used in non-GAAP net income per share calculation	44,071	40,816	35,778

(1)	The income from discontinued operations, net of tax, of $1,363,000 in 2011, and losses from discontinued operations, net of tax, of $8,717,000 in 2010, are attributable to the re-classification during 2010 of OMS and OMD as discontinued operations.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, it sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During 2012, the Company sold approximately $33.7 million of these instruments.

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

The Company is not aware of any material commitments for capital expenditures in the future and believes that its cash and cash equivalents available as of December 31, 2012 and funds generated from operations will be sufficient to meet its working capital requirements for the next twelve months.

5.C    Research and Development, Patents and Licenses, etc.

(a)    Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. Research and development expenses are incurred prior to the time that revenue is generated from new products. It may take many years to realize the benefit of research and development expense, if any is realized at all. As of December 31, 2012, 390 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participations in such expenditures (mainly by the Government of Israel) for the periods indicated:

	Year ended December 31,
	2012	2011	2010
	(in thousands)
Internally-funded research and development expenditures	$71,815	$84,180	$78,327
Governmental participations	1,821	1,985	2,864

Total outlay for research and development	$73,636	$86,165	$81,191

The governmental participations in the year ended December 31, 2012 represent funding of $1.1 million by the OCS through a royalty-free program for the development of generic technologies and $0.7 million by the Commission of the European Community.

Israeli Government consent is required to manufacture products developed with OCS participations outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. Such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how.

(b)    Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. According to the Company’s records as of January 31, 2013, at that date the Company held 101 United States patents, and 138 corresponding non-United States patents, and had 38 United States patent applications, and 207 non-United States patent applications, pending.

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

5.D    Trend Information

Industry conditions for the Company’s business were difficult during 2012 and the Company does not anticipate a significant improvement for at least the first half of 2013. The Company has continued to be affected by the ongoing uncertainty and weakness in global economic conditions, which commenced towards the end of 2011 in the Euro zone and spread to other areas of the world. These conditions impacted the Company’s financial position and results for 2012. Conditions generally in the electronics industry, particularly in the Far East, are tied to the global economic climate and uncertainty, as well as downturns with respect thereto, negatively impact the electronics industry and the Company’s business.

As a result of these conditions and the associated oversupply of FPDs, during 2012 the FPD industry experienced its lowest level of investments in facilities for more than a decade, with the only area to show steady expansion through capital expenditures being the LCD panels for mobile devices, which was driven by global demand for tablets and smart phones. Most of these investments in 2012 were in Taiwan. Despite the fact that total sales of FPD-related equipment in 2012 were lower than originally expected, the Company continues to offer technology and productivity enhancements for customers’ installed base of systems in order to better support their advanced and evolving production requirements and challenges. The Company has also improved its competitive position in the FPD industry by promoting innovative solutions for high resolution, LTPS-based displays and screens with complex periphery designs. In addition, the Company is planning to launch new product models designed to support the latest technology trends. Many FPD manufacturers have or are expected to report a return to profitability at the end of 2012 and industry analysts anticipate moderate growth in demand for FPDs and increased levels of investment in capital equipment in 2013. The Company expects that the majority of this capital investment will be in greater China, where the Company is well placed to benefit from its substantial service and support infrastructure. As FPD manufacturers gradually overcome the technical and yield barriers associated with these new technologies, and as demand for smart televisions and ultra high resolution displays begins to pick up, the Company plans to offer products designed to enable more efficient mass production of these advanced displays.

Global PCB production declined by approximately 1.8% in 2012 (based on the dollar value of production). The Company’s PCB business continues to be driven by demand for its yield-enhancing and production solutions, including its technologically advanced direct imaging, automated optical inspection and repair products and digital legend printing, some of which are critical in the mass production of high-density interconnect PCBs. Industry analysts project that the PCB industry will return to growth in 2013, with the principal growing segments expected to be HDI and flexible PCBs. The Company expects in 2013 to record further revenues from sales from its high-speed UV laser drilling product, as PCB manufacturers become increasingly aware of the benefits offered by this product. As a consequence of this and the other factors described above, the Company anticipates a moderate improvement in its PCB and ECM businesses in 2013 as compared to 2012, although that improvement is expected to be weighted toward the latter part of 2013.

The Company believes it will benefit from its current positioning as a provider of solutions designed to meet the production challenges associated with higher end technology as production of PCB and FPDs expands in China and shifts to these complex devices in response to the increasing local consumer demand for electronic devices. As a result of this geographic trend, the Company is, however, increasingly exposed to the risks and complexities inherent in doing business in international markets, some of which, such as those associated with the effective regulation and protection of intellectual property rights, are particularly acute in China. In addition, the Company faces continuing pricing pressure, particularly in China, as a result of competition from local manufacturers of PCB and FPD inspection equipment.

The Company’s gross profit margin during 2012 was approximately 37.7% (after taking into account the write-down of inventories in 2012 of $14.3 million). The Company expects to experience continued pricing pressure, stemming mainly from competitive factors; however, it believes that the positive effects of its cost reduction steps, the improved utilization rates at its facilities, a greater portion of its business attributable to sales rather than service and the more favorable product mix, including new and premium products, will lead to improved margins in its business during 2013 as compared with 2012. When total revenues are disproportionately weighted in favor of service, as opposed to product, revenues, as can occur during periods of lower capital expenditure, such as was the case in 2012, the Company tends to experience lower overall profit margins since service revenues typically result in lower margins than revenues derived from product sales.

During 2013, the Company intends to continue to invest in its long-term research and development program at a level similar to its 2012 investments with a shift in emphasis towards long-term projects and new products. The Company’s plans include focusing on expanding and improving its portfolio of PCB and other ECM products. The Company will continue to focus on supporting its customers and expanding its product offerings, and believes that its longstanding commitment to providing dependable, first class service and support to its customers will enable it to continue to generate service-related revenues throughout varied business cycles and to capitalize on improving business conditions.

The Company intends to continue to pursue strategic initiatives, including acquisitions, to expand its product offerings to its existing PCB and FPD customers, enter new industries and broaden and develop its character recognition, artificial intelligence and related forms processing software platform.

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

5.F    Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2012:

	(Dollars in millions)
	Payment due
	Total	At December 31, 2012	in 2013	2013-2015	2016-2017	2018 and beyond
Contractual Obligations:
Operating leases	46.6	46.6	9.1	22.3	8.5	15.8
Purchase obligations	77.0	77.0	63.0	77.0	—	—
Loan Agreements	64.0	64.0	64.0	—	—	—

Total	187.6	187.7	136.1	99.3	8.5	15.8

Operating lease obligations represent commitments under various commercial facility and vehicle leases. Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business. Loan Agreements obligations represent repayment of principal under the Loan Agreements and do not include interest payments due thereunder. The Company made the Partial Prepayment on February 11, 2013 and as of such date total obligations under the Loan Agreements were reduced to $32.0 million, repayable in four quarterly installments during 2013. The Company is not a party to any capital leases.

The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $20.1 million at December 31, 2012, of which $16.5 million was classified as long-term liabilities and $3.6 million was classified as short-term liabilities. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these uncertain tax position obligations are not included in the table above.

5.G    Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.	Directors, Senior Management and Employees

6.A    Directors and Senior Management

As of January 31, 2013, the Directors and the Senior Management and Corporate Officers of the Company (the “Directors and/or Executives”) were as follows:

Name	Date of Birth	Director Since	Position with the Company
Yochai Richter (1)	September 17, 1942	1992	Active Chairman of the Board of Directors of the Company (the “Board”); Class I Director
Dr. Michael Anghel (2)	January 13, 1939	2008 (3)	Chairman of the Audit Committee of the Board; External Director
Yehudit Bronicki	December 29, 1941	2000 (4)	Class III Director
Dan Falk (5)	January 12, 1945	1997	Chairman of the Nominating Committee of the Board; Class II Director
Avner Hermoni (6)	December 4, 1947	2012	External Director
Gideon Lahav (7)	December 9, 1929	2009 (8)	Chairman of the Remuneration Committee of the Board; External Director
Dr. Jacob Richter (1)	December 24, 1945	2012 (9)	Class III Director
Eliezer Tokman (10)	May 13, 1950	2007	Class I Director
Prof. Shimon Ullman (11)	January 28, 1948	1992	Class II Director
Arie Weisberg	October 19, 1950	2010	Class III Director
Asher Levy	February 15, 1959		Chief Executive Officer
Amichai Steimberg	May 25, 1962		President and Chief Operating Officer
Abraham Gross	April 29, 1951		Executive Vice President and Chief Technology Officer (12)
Doron Abramovitch	September 29, 1968		Corporate Vice President and Chief Financial Officer
Adrian Auman	December 16, 1954		Corporate Vice President Investor Relations and Special Projects
Michael Havin	December 14, 1958		Corporate Secretary

The above table should be read in conjunction with Item 6—Directors, Senior Management and Employees—Board Practices—Membership of Board; External Directors; Independent Directors; Financial Experts.

(1)	Yochai Richter and Dr. Jacob Richter are brothers.

(2)	Member of the Audit Committee of the Board and the Remuneration Committee of the Board (the “Audit Committee” and the “Remuneration Committee”, respectively).

(3)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006; and as an external director between June 21, 2000 and June 25, 2006.

(4)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(5)	Member of the Audit Committee, the Remuneration Committee and the Nominating Committee of the Board (the “Nominating Committee”).

(6)	Member of the Audit Committee and the Remuneration Committee.

(7)	Member of the Audit Committee, the Remuneration Committee and the Nominating Committee.

(8)	Mr. Lahav also served as a director of the Company between December 28, 1998 and June 25, 2006; and as an external director between June 21, 2000 and June 25, 2006.

(9)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009.

(10)	Member of the Remuneration Committee.

(11)	Member of the Nominating Committee.

(12)	Dr. Gross is currently on unpaid leave of absence until October 2013, at which time he is expected to return to the Company.

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

Dr. Michael Anghel is a member of the board of directors of Partner Communications Company Ltd., a cellular telephone company and Syneron Medical Ltd., which designs, develops and markets aesthetic medical products, both of which are Israeli Nasdaq-listed companies. He is also a director of the Strauss-Group Ltd., Dan Hotels Corporation Ltd, Evogene Ltd. and BioLineRx Ltd., all of which are Israeli companies listed on the Tel Aviv Stock Exchange (the “TASE”). Dr. Anghel is chairman of Gravity Ltd., and also serves as chairman of the board of directors of the Israeli Center for Educational Technology. From 2004 to 2005, he served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999, he served as director and senior manager of Discount Investment Corporation Ltd. (“DIC”). Dr. Anghel has been instrumental in founding several major Israeli communications operating companies including the principal Israeli cable television company and the major Israeli cellular telephone company, as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

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

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd. (“Nice”), which develops and provides multimedia digital recording solutions, Attunity Ltd., which develops and provides technology solutions for integrating disparate data sources and Nova Measuring Instruments Ltd., which develops, produces and markets monitoring, measurement and process control systems for the semiconductor manufacturing industry, all of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Orad Hi-Tec Systems Ltd. and is a member of the boards of directors of Plastopil Ltd. and Amiad Water Systems Ltd., all of which are Israeli companies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company engaged in the development of software solutions for large-scale, cross-platform systems. He was Executive Vice President of the Company from August 1995 to July 1999 and, between June 1994 and August 1995, served as its Executive Vice President and Chief Financial Officer. Prior thereto, he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years experience in finance and banking, including senior positions at Discount Bank, prior to joining Orbot.

Avner Hermoni has, since 2007, served as chief executive officer of NaanDanJain Irrigation Ltd., an Israeli corporation which produces and markets tailor-made irrigation solutions globally. From 2003 to 2005, he was chief operations officer of Nice and, from 2000 to 2003, was chief executive officer of Shiron Satellite Communications Ltd., a company that develops and deploys two-way, broadband, internet protocol-over-satellite solutions. From 1997 to 1999, he simultaneously held the positions of President at Kulicke & Soffa (Israel) Ltd. and Corporate Vice President at Kulicke & Soffa Industries, Inc., a Nasdaq-listed company that designs and manufactures semiconductor assembly equipment. From 1990 to 1997 he served as president of Orbot Instruments Ltd., a company that produced systems for inspecting patterned silicon wafers for yield enhancement and masks used during the patterning process. From 1986 to 1989 he served as co-managing director of Orbot’s subsidiary in Belgium. Mr. Hermoni holds a bachelor’s degree in economics from the University of Haifa.

Gideon Lahav serves as a member of the boards of directors of DIC, Koor Industries Ltd. and The First International Bank of Israel Ltd., all of which are Israeli publicly-traded companies. From 1991 to 1997, he served as the chairman of the boards of directors of Discount Bank and its major banking subsidiaries, Israel Discount Bank of New York, Mercantile Discount Bank Ltd. and Discount Mortgage Bank Ltd. From 1986 to 1991, he served as the managing director of Discount Bank and, from 1979 to 1986, as its deputy general manager. From 1974 to 1979 Mr. Lahav held the position of general manager of Barclays Discount Bank Ltd. (subsequently renamed Mercantile Discount Bank Ltd.). Between 1953 and 1974 he served in various capacities with the Government of Israel, including with the Ministry of Finance and the Ministry of Foreign Affairs, and, from 1969 to 1974, as the Director General of the Ministry of Industry and Trade. Mr. Lahav received his bachelor’s degree in economics from the Hebrew University in 1953.

Dr. Jacob Richter serves as the chairman of the board of directors and chief technology officer of Medinol Ltd., an Israeli company that designs, manufactures and sells stents, and has been a director of that company since 1993 and also serves on the boards of directors of a number of other privately held companies. He was managing director of Marathon—Capital Development Fund Ltd., an Israeli venture capital fund, from 1992 to 1994, and was director of marketing of Orbot from January 1992 until consummation of the Merger. Previously, he was director of new product development of Orbot from January 1990 until 1992, and director of product development of Orbot from 1986 until 1990. Prior to joining Orbot he was head of research and development of the Israeli Air Force. He holds a doctorate in brain research from Tel Aviv University and has worked as a post-doctoral and research fellow at the Artificial Intelligence Laboratory of The Massachusetts Institute of Technology (“MIT”).

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

Prof. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the

Merger and of the Company following the Merger until 2005. Prof. Ullman was previously a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Prof. Ullman is a member of the Israel Academy of Sciences and Humanities and was the 2008 recipient of the international Rumelhart award in human cognition.

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

Asher Levy has been the Chief Executive Officer of the Company since January 1, 2013, and served as President Global Business from June 2010 to December 2012, and as Deputy Chief Executive Officer—Global Business from July 2009 to May 2010. From July 2006 to June 2009, he served as Executive Vice President for Business and Strategy, prior to which he had, from November 2002 to July 2006, served as Corporate Vice President and President of the Printed Circuit Board Division. From November 2000 to October 2002, he served as the managing director of Orbotech Technology Ventures, the wholly-owned venture capital fund of the Company, and from June 1997 to July 2000, he served as the President of Orbotech Pacific Ltd. He joined Orbot in 1990, and between that time and 1997 he held various managerial and marketing positions with Orbot and, following the Merger, with the Company, including vice president for sales and marketing at Orbotech, Inc. Prior to joining Orbot, Mr. Levy worked for Digital Equipment Corporation. Mr. Levy holds a bachelor’s degree in industrial engineering and management from Ben-Gurion University of the Negev in Israel and a master’s degree in business administration from Tel Aviv University. He is a graduate of the advanced management program at Harvard Business School.

Amichai Steimberg has been the President and Chief Operating Officer of the Company since January 1, 2013, and served as Chief Operating Officer from June 2010 to December 2012, and as Deputy Chief Executive Officer—Global Finance and Operations from July 2009 to May 2010. From May 2006 to June 2009, he served as Executive Vice President and Chief Financial Officer, prior to which he had, from August 2000 to May 2006, served as Corporate Vice President for Finance and Chief Financial Officer. From January 1997 to July 2000, he served as the Executive Vice President of Orbotech, Inc., and from 1995 to January 1997, he served as that company’s Vice President Finance and Operations. Prior to joining Orbotech, Mr. Steimberg was Chief Financial Officer of Orbot Instruments Ltd. Mr. Steimberg obtained his bachelor’s degree in agricultural economics and business administration from the Hebrew University.

Dr. Abraham Gross has been Executive Vice President and Chief Technology Officer since July 2009. Commencing from October 13, 2012, he has been on a period of leave of absence from the Company which is scheduled to last for one year, during which he is serving as the Deputy Chief Scientist of the OCS. From May 2006 to June 2009, Dr. Gross served as Executive Vice President and Chief Technology Officer. From 2000 to May 2006, he served as Chief Scientist of the Company. From 1998 to 2000, during a leave of absence from Orbotech, he served as the chief engineer of Microvision, Inc., a Seattle-based developer of high resolution, scanned beam display and imaging systems. Prior to 1998, and since joining the Company in 1985, Dr. Gross held various managerial and research positions, in the course of which he has been involved in the research and development of optical techniques for testing and inspection of electronic materials, laser plotter technologies and laser matter interaction. Dr. Gross has authored numerous scientific publications in the field of electro-optics and optical engineering. He received both his bachelor’s and master’s degrees in physics from the Technion, and holds a doctorate in physics and atmospheric sciences from Drexel University.

Doron Abramovitch has been Corporate Vice President and Chief Financial Officer since May 1, 2011. Prior to joining Orbotech, from April 2010 to April 2011, Mr. Abramovitch served as senior executive vice president and chief operating officer of Bagir Group Ltd. (“Bagir”), until 2007 an Israeli TASE-listed company, where he was responsible for worldwide operations. From 2005 to April 2010, he served as chief financial officer of Bagir and, from April 2009 to April 2011, as chief executive officer of Bagir’s German subsidiary. Prior to joining Bagir, Mr. Abramovitch served, from 2000 to 2005, as chief financial officer and, from 2004 to 2005, as chief executive officer and chief financial officer, of Phytech Technologies (2000) Ltd., then an Israeli TASE-listed company. Mr. Abramovitch is a certified public accountant and received a bachelor’s degree and his master’s degree in business administration from Tel Aviv University.

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

The Articles of Association of the Company (the “Articles”) provide that a director may, by written notice to the Company, appoint another person to serve as an alternate director provided that such appointment is approved by a majority of the directors then in office, and that such appointing director may remove such alternate. Any alternate director shall be entitled to notice of meetings of the Board and of relevant committees and to attend and vote accordingly, except that the alternate has no standing at any meeting at which the appointing director is present or at which the appointing director is not entitled to participate as provided in the Companies Law. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the earlier of (i) the appointing director ceasing to be a director; (ii) the appointing director terminating the appointment; or (iii) the occurrence, with respect to the alternate, of any of the circumstances under which a director shall vacate his or her office. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. Under the Companies Law, external directors cannot generally appoint alternate directors, and a person who is not qualified to be appointed as an ‘independent’ director may not be appointed as an alternate to an independent director. See Membership of Board; External Directors; Independent Directors; Financial Experts below with respect to independent directors. At present, there are no appointments of alternate directors in effect.

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

Yochai Richter and Dr. Jacob Richter are brothers. Other than that, there are no family relationships among any of the Directors and/or Executives. None of the Directors and/or Executives is elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B    Compensation

The following table sets forth, with respect to the Directors and/or Executives as a group, all remuneration paid by the Company during the fiscal year ended December 31, 2012:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for stock options, Restricted Shares and RSUs
All Directors and/or Executives as a group (consisting of 18 persons including two who are no longer Directors and/or Executives)	$4,169,769	$380,367	$862,298

(a)    Approval Required for Directors and/or Executives’ Compensation

Prior to a recent amendment to the Companies Law which became effective on December 12, 2012 (the “2012 Amendment”), arrangements with respect to the terms of office and employment of office holders required the approval of the audit committee and of the board of directors and, with respect to the terms of office and employment of directors, also the approval of the shareholders by a simple majority. Following the 2012 Amendment, public companies are required to appoint a remuneration committee that meets certain independence criteria as described below, and that replaces the audit committee with respect to the approval of these matters.

The term office holder as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director or a manager directly subordinate to the general manager or chief executive officer.

Pursuant to the 2012 Amendment, any arrangement between a public company and an office holder of the company as to such office holder’s terms of office and employment, including exemption and release of the office holder from liability for breach of his or her duty of care to the company, an undertaking to indemnify the office holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”), now generally requires the approval of the company’s remuneration committee and the board of directors and, with respect to directors and the chief executive officer, also the company’s shareholders.

In addition, pursuant to the 2012 Amendment, the Terms of Office and Employment of office holders need to be in accordance with the terms of a compensation policy which companies are required to adopt by September 11, 2013 (the “Compensation Policy”). The Compensation Policy must be based on those considerations, must include those provisions and needs to reference those matters as are detailed in the Companies Law. The Compensation Policy must be approved by the company’s board of directors, after considering the recommendations of the remuneration committee. In addition, the Compensation Policy needs to be approved by the company’s shareholders by a simple majority, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matter who were present and voted against the policy, hold two percent or less of the voting power of the company (the “Compensation Majority”).

The board of directors and the remuneration committee may override the resolution of the shareholders following a re-discussion of the matter and for specified reasons.

A Compensation Policy that is for a period of more than three years generally needs to be brought for approval in accordance with the above procedure every three years.

Notwithstanding the above, the amendment of existing Terms of Office and Employment of office holders (other than directors), requires the approval of the remuneration committee only, if the committee determines that the amendment is not material in relation to its existing terms.

During the transition period, until a Compensation Policy is adopted, the Terms of Office and Employment of an office holder, including any amendment thereof, are required to be approved as described below with respect to the different categories of office holders and must be based on, must include and need to reference the same matters as those required with respect to the Compensation Policy described above.

Directors

Pursuant to the 2012 Amendment, any arrangement between a company and a director as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the remuneration committee, the board of directors and the shareholders by a simple majority.

Under certain circumstances and conditions, the remuneration committee and the board of directors may approve an arrangement that deviates from the Compensation Policy, provided that such arrangement is approved by the company’s shareholders by the Compensation Majority. Such approval will also be required with respect to determining the Terms of Office and Employment of a director during the transition period until the company adopts a Compensation Policy.

Under the Companies Law and regulations promulgated pursuant thereto, the compensation payable to external directors and independent directors is subject to certain further limitations (see Item 6—Directors, Senior Management and Employees—Compensation—Other Directors Remuneration;—Board Practices below).

Chief Executive Officer

Pursuant to the 2012 Amendment, any arrangement between a company and its chief executive officer as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the remuneration committee, the board of directors and the company’s shareholders by the Compensation Majority.

Under certain circumstances and conditions, the remuneration committee and the board of directors may approve an arrangement that deviates from the Compensation Policy provided it is approved by the shareholders by the Compensation Majority. Such approval will also be required with respect to determining the Terms of Office and Employment of a chief executive officer during the transition period until the company adopts a Compensation Policy. In addition, under certain circumstances, a company may be exempt from receiving the shareholders’ approval with respect to the Terms of Office and Employment of a candidate for chief executive officer.

In special circumstances the board of directors and the remuneration committee may override the resolution of the shareholders following a re-discussion of the matter and for specified reasons.

Other Office Holders

Pursuant to the 2012 Amendment, any arrangement between a company and an office holder (other than a director or the chief executive officer) as to his or her Terms of Office and Employment must be in line with the Compensation Policy and requires the approval of the remuneration committee and the board of directors.

Under certain circumstances and conditions, the remuneration committee and the board of directors may approve an arrangement that deviates from the Compensation Policy, provided that such arrangement is approved by the company’s shareholders by the Compensation Majority. In special circumstances the board of directors and the remuneration committee may override the resolution of the shareholders following a re-discussion of the matter and for specified reasons. During the transition period until the company adopts a Compensation Policy, the remuneration committee and the board of directors may approve the Terms of Office and Employment of such office holder.

(b)    Remuneration of the Active Chairman of the Board

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

The Remuneration Committee, the Audit Committee, the Board and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. No bonus will be paid to Mr. Richter in respect of 2012. Pursuant to shareholder approval, commencing from the 2010 Annual General Meeting of the Company, Mr. Richter became eligible to participate in the 2005 Directors Plan (as defined below) and will, for as long as he remains the Chairman of the Board, continue to receive annual equity-based remuneration with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares. In addition, as a continuing employee, equity awards made to Mr. Richter prior to his becoming so eligible continued to vest and become exercisable on their original terms and all such awards have now vested in full.

The above terms of Mr. Richter’s employment and service were approved prior to the 2012 Amendment. Any change to the terms described above will be subject to the approval process and other conditions set forth in the 2012 Amendment.

(c)    Other Directors’ Remuneration

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, each of the members of the Board who is not, or will in the future cease to be, an employee of the Company is remunerated, as of September 2008, as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition, the Audit Committee, the Board and the shareholders of the Company have resolved that: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect changes in the Israeli CPI in the manner provided in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments, and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations. On December 31, 2012, after adjustment as described in (iii) above, the annual payment to each non-employee director stood at NIS 72,551.31; and the participation compensation to each non-employee director stood at NIS 2,790.44.

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

(d)    Equity Awards to Directors

During the year ended December 31, 2012: (i) an option to purchase 4,889 Ordinary Shares, at an exercise price of $9.40 per share and expiring on June 23, 2019, was granted and 1,956 Restricted Shares were awarded, to the Active Chairman of the Board; and (ii) an option to purchase 3,911 Ordinary Shares, at an exercise price of $9.40 per share and expiring on June 23, 2019, was granted and 1,564 RSUs were awarded, to each other director of the Company. All of these awards were made as part of the 2005 Directors Plan, are subject to the terms of the 2000 Plan and will vest in full on May 31, 2013. For information concerning the method of calculation of the number of Ordinary Shares subject to stock options and Restricted Shares or RSUs awarded to directors under the 2005 Directors Plan, see—Other Directors’ Remuneration.

During 2012, no options to purchase Ordinary Shares were exercised by any directors of the Company. In addition, during 2012, a total of 13,569 Restricted Shares held by directors (all of which were granted during 2011) vested.

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

So long as any member of the Board, including the Active Chairman of the Board, remains a director of the Company, any future equity awards to such director, other than under the 2005 Directors Plan, would require approval in accordance with the 2012 Amendment.

For information as to equity awards during 2012 to Directors and/or Executives as a group, see Item 6.E—Share Ownership—Certain Information Concerning Equity Awards to Directors and/or Executives.

6.C    Board Practices

(a)    Membership of Board; External Directors; Independent Directors; Financial Experts

The Board consists of three classes of directors (not including external directors who do not form part of any class), with one class being elected each year by shareholders at the Company’s annual general meeting for a term of approximately three years. Directors so elected cannot be removed from office by the shareholders until the expiration of their term of office (other than the Active Chairman, as detailed above (see—Compensation— Remuneration of the Active Chairman of the Board). No benefits are received by the Directors upon the expiration of their term of office. At the Company’s 2001 annual general meeting, all of the directors of the Company (other than the external directors) were designated into one of the three different classes. The external directors, who currently serve three year terms as required by Israeli law, do not form part of any class and are elected according to the Companies Law.

The three classes of directors are designated Class I Directors, Class II Directors and Class III Directors. The current terms of the Class III Directors will expire at the annual general meeting of shareholders to be held in 2013, the current terms of the Class I Directors will expire at the annual general meeting of shareholders to be held in 2014 and the current terms of the Class II Directors will expire at the annual general meeting of shareholders to be held in 2015. Mr. Yochai Richter and Mr. Eliezer Tokman are the current Class I Directors; Mr. Dan Falk and Prof. Shimon Ullman are the current Class II Directors; and Mrs. Yehudit Bronicki, Dr. Jacob Richter and Mr. Arie Weisberg are the current Class III Directors. In accordance with the Articles, any vacancies on the Board, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of the Company (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles).

The Articles provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board is presently comprised of ten members, three of whom were elected as external directors under the provisions of the Companies Law (discussed below); one by the shareholders at the Company’s 2011 annual general meeting of shareholders and the other two by the shareholders at the Company’s 2012 annual general meeting of shareholders.

Under the Companies Law and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as ‘external directors’. No person may be appointed as an external director if such person is a relative of a controlling shareholder, or if such person, a relative, partner or employer of such person, or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed, with any controlling shareholder of the company, with a relative of such controlling shareholder at the time of the appointment, or with any entity controlled by the company or by a controlling shareholder of the company, or, if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, any affiliation, at the time of the appointment, to the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or to a shareholder holding 5% or more of the outstanding shares or voting rights of the company. The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis or control, as well as service as an office holder.

In addition, no person may serve as an external director if: (a) the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director; (b) at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; (c) the person is an employee of the Israel Securities Authority or of an Israeli stock exchange; (d) such person or such person’s relative, partner, employer or anyone to whom such person is directly or indirectly subordinate, or any entity under such person’s control, has business or professional relations with any person or entity he or she should not be affiliated with, as described in the previous paragraph, unless such relations are negligible; or (e) such person received compensation, directly or indirectly, in connection with such person’s services as an external director, other than as permitted under the Companies Law and the regulations promulgated thereunder. If, at the time of election of an external director, all other directors who are not controlling shareholders of such company or their relatives, are of the same gender, then the external director to be elected must be of the other gender.

External directors may receive compensation solely as provided for in the Compensation Regulations.

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

External directors are elected for a term of three years at the general meeting of shareholders by a simple majority, provided that the majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder), who are present and voting (abstentions are disregarded), or that the non-controlling shareholders or shareholders who do not have a personal interest in the matter (other than a personal interest which is not the result of an affiliation with a controlling shareholder) who are present and voted against the election hold two percent or less of the voting power of the company.

External directors may be re-elected to two additional terms of three years each, provided that with respect to the appointment for each such additional three-year term, one of the following has occurred: (a) the reappointment of the external director has been proposed by one or more shareholders holding together one percent or more of the aggregate voting rights in the company, and the appointment was approved at the general meeting of the shareholders by a simple majority, provided that: (i) in calculating the majority, votes of controlling shareholders or shareholders having a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and abstentions are disregarded, and (ii) the total number of shares of shareholders who do not have a personal interest in the appointment (other than a personal interest which is not the result of an affiliation with a controlling shareholder) and/or who are not controlling shareholders, present and voting in favor of the appointment exceed two percent of the aggregate voting rights in the company; or (b) the reappointment of the external director has been proposed by the board of directors and the appointment was approved by the majority of shareholders required for the initial appointment of an external director, as described in the previous paragraph.

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

Following the termination of service of an external director, a public company, a controlling shareholder thereof and any entity controlled by a controlling shareholder, may not grant any benefit, directly or indirectly, to such external director, or to his or her relative, including, not appointing such external director, or his or her relative, as an office holder of such public company or of any entity controlled by a controlling shareholder of such public company, not employing such external director or his or her relative and not receiving professional services for pay from such external director or his or her relative, either directly or indirectly, including through a corporation controlled by such external director, or his or her relative, all until the lapse of two years from termination of office with respect to the external director, his or her spouse or child and until the lapse of one year from termination of office with respect to other relatives of the former external director.

Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee and remuneration committee must include all external directors.

Under the Companies Law, an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duty of loyalty and the shareholders vote, by the same majority required for the appointment, to remove the external director after the board of directors’ reasoning has been brought before the shareholders and the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duty of loyalty to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

Under the Companies Law an ‘independent director’ is either an external director or a director appointed or classified as such who meets the same non-affiliation criteria as an external director, as determined by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. An independent director may be removed from office in the same manner that an external director may be removed and, upon termination of service as an independent director, is subject to the same restrictions with respect to receipt of benefits, service as an office holder, employment and provision of professional services as are applicable to external directors.

Regulations promulgated pursuant to the Companies Law provide that a director in a company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards and who meets certain non-affiliation criteria, which are less stringent than those applicable to external directors, could be considered an ‘independent’ director pursuant to the Companies Law provided: (i) he or she has been approved as such by the audit committee; (ii) he or she has not served as a director for more than nine consecutive years; and (iii) his or her remuneration shall be the same as that applicable to external directors. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

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

Although the Company has not included in its Articles a provision providing that a specified number of its directors be independent directors, it believes that four of its current ten directors qualify as independent directors and an additional three of its current ten directors could qualify as independent directors under the Companies Law, including two of its current directors who have served as directors for more than nine consecutive years, if its Audit Committee and Board were to make the determination as aforesaid and eight of them would qualify as independent under Nasdaq independence standards.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as such.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

There are not any directors’ service contracts with the Company providing for benefits on termination of service. For information as to the employment agreement of the Active Chairman of the Board with the Company, which provides for benefits on termination of employment, see Item 6—Directors, Senior Management and Employees—Compensation—Remuneration of the Active Chairman of the Board.

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

The responsibilities of the audit committee under the Companies Law include: (a) identifying flaws in the management of a company’s business and making recommendations to the board of directors as to how to correct them; (b) with respect to certain actions involving conflicts of interest and with respect to certain related party transactions, deciding whether such actions are material actions and whether such transactions are extraordinary transactions, respectively, all for the purpose of approving such actions or transactions; (c) reviewing and deciding whether to approve certain related party transactions and certain actions involving conflicts of interest; (d) reviewing the internal auditor’s work program; (e) examining the company’s internal control structure and processes, the performance of the internal auditor and whether the internal auditor has at his or her disposal the tools and resources required to perform his or her duties, considering, inter alia, the special needs of the company and its size; (f) examining the external auditor’s scope of work as well as the external auditor’s fees and providing the corporate organ responsible for determining the external auditor’s fees with its recommendations; and (g) providing for arrangements as to the manner in which the company will deal with employee complaints with respect to deficiencies in the management of the company’s business and the protection to be provided to such employees.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni and Mr. Gideon Lahav are the current members of the Audit Committee. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards, and, as external directors, each of Dr. Anghel, Mr. Avner Hermoni and Mr. Lahav is an independent director under the Companies Law. In addition, the Audit Committee and the Board have determined that Mr. Dan Falk also qualifies as an independent director under the Companies Law.

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

(ii)    Remuneration Committee

Under the 2012 Amendment, the Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors, including all of the external directors, who must generally also constitute a majority of the members. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Compensation Regulations. In addition, the chairperson of the remuneration committee must be an external director.

The Companies Law further stipulates that directors who are not qualified to serve on the audit committee, as described above, may not serve on the remuneration committee either and that similar to the audit committee, generally, any person who is not entitled to be a member of the remuneration committee may not attend the remuneration committee’s meetings.

The responsibilities of the remuneration committee under the Companies Law include: (i) making recommendations to the board of directors with respect to the approval of the Compensation Policy and any extensions thereto; (ii) periodically reviewing the implementation of the Compensation Policy and providing the board of directors with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment of office holders; and (iv) resolving whether or not to exempt a transaction with a candidate for chief executive officer from shareholder approval.

The Remuneration Committee also oversees the administration of the Company’s various compensation plans and arrangements, in particular, the incentive compensation, deferred compensation and equity based plans of the Company (and to the extent appropriate, the subsidiaries of the Company) and assists the Board in fulfilling its responsibilities relating to the compensation of directors, the chief executive officer and other office holders of the Company. In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually at least once in each fiscal quarter). Under the Companies Law, the Remuneration Committee may need to seek the approval of the Board and the shareholders for certain compensation decisions as described above (see Item 6—Directors, Senior Management and Employees—Compensation—Approval Required for Directors and/or Executives’ Compensation). Each member of the Remuneration Committee is an ‘independent director’ in accordance with the Nasdaq listing standards. Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni, Mr. Gideon Lahav and Mr. Eliezer Tokman are the current members of the Remuneration Committee.

(iii)    Nominating Committee

The principal role of the Nominating Committee is to identify individuals qualified to become members of the Board, to recommend such individuals for nomination for election to the Board and to make recommendations to the Board concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting members of the Board and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to the responsibilities of the Board in the context of the existing composition and needs of the Board and its committees. Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. Mr. Dan Falk, Mr. Gideon Lahav and Prof. Shimon Ullman are the current members of the Nominating Committee.

(c)    Executive Sessions

At least twice per annum the independent directors of the Company meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

6.D    Employees

As of December 31, 2012, the Company employed 1,642 people, of whom 556 were based in Israel, 629 in the Far East, 161 in Europe, 103 in Japan and 193 in the United States; and of whom 390 were employed in research and development, 720 in marketing, sales and service, 230 in production and 302 in management and administration. As of December 31, 2011, the Company employed 1,755 people, of whom 600 were based in

Israel, 687 in the Far East, 149 in Europe, 102 in Japan and 217 in the United States; and of whom 429 were employed in research and development, 764 in marketing, sales and service, 258 in production and 304 in management and administration. As of December 31, 2010, the Company employed 1,770 people, of whom 629 were based in Israel, 647 in the Far East, 166 in Europe, 107 in Japan and 221 in the United States; and of whom 456 were employed in research and development, 713 in marketing, sales and service, 290 in production and 311 in management and administration.

The Company considers its relations with its employees to be satisfactory and has not experienced a significant labor dispute or strike. The Company is not a party to any collective bargaining agreement with respect to its Israeli employees. However, the Company is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which are applicable to the Company’s Israeli employees by virtue of expansion orders of the Israeli Minister of Industry, Trade and Labor. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the work day and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimum. An additional provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time; however, no such adjustments have been made in recent years pursuant to expansion orders due to the relatively low prevailing inflation rates.

The severance pay liability of the Company and its Israeli subsidiary to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to section 14 of the Israeli Severance Pay Law, certain of the Company’s liabilities for employee rights upon retirement are covered by regular contributions to defined contribution plans so that upon termination of employment of the relevant employees, the Company is only required to release the payments made by it to such funds on account of severance and by doing so is deemed to have complied with all of its severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning the Company’s liability for severance pay, see Note 7 to the Financial Statements.

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

Pursuant to Section 102 of the Tax Ordinance and to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of Restricted Shares (and, the Company believes, shares delivered in settlement of RSUs) or acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee.

Stock options under the PDI Equity Remuneration Plans generally vested over a 48-60 month period, in monthly installments after an initial ‘cliff’ vesting event six months from the grant date, and expire either seven or ten years from the grant date. RSUs under the PDI Equity Remuneration Plans generally vested in equal annual installments over two, three or four year periods from the grant date. Equity awards (including both options and RSUs) under the PDI Equity Remuneration Plans usually expire upon termination of the grantee’s continuous service; however, in most cases optionees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options to the extent that they had vested on the date of termination of continuous service.

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

During 2012, under the 2000 Plan: (i) options to purchase a total of 449,938, 119,950 and 414,139 Ordinary Shares (having respective weighted average exercise prices of $8.58, $4.29 and $17.62 per share) were awarded, exercised and cancelled, respectively; and (ii) a total of 1,956 Restricted Shares were granted and no Restricted Shares were forfeited. As of January 31, 2013, under the 2000 Plan: (i) options to purchase a total of 3,666,218 Ordinary Shares, expiring on various dates between February 7, 2013 and November 7, 2019 and having a weighted average remaining life of 3.63 years and a weighted average exercise price of $10.75 per share, were outstanding (of which 2,544,178 with a weighted average remaining life of 2.79 years and a weighted average exercise price of $11.29 per share had vested); (ii) 349,620 Ordinary Shares remained available for future equity awards (including up to 6,427 Restricted Shares); and (iii) a total of 36,397 Restricted Shares had been forfeited.

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

During 2012, under the 2010 Plan: (i) 157,868 non-performance-based, and 95,458 performance-based, RSUs were awarded; (ii) no Restricted Shares were awarded; (iii) 70,650 RSUs were settled; and (iv) 6,760 RSUs were cancelled. As of January 31, 2013, under the 2010 Plan: (i) a total of 321,372 non-performance-based, and 202,844 performance-based, RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 405,134 Ordinary Shares remained available for future equity awards.

(iii)    The PDI Equity Remuneration Plans

During 2012, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 25,342 and 29,011 Ordinary Shares (having respective weighted exercise prices of $5.86 and $12.64 per share) were exercised and cancelled, respectively; and (ii) a total of 110,249 and 10,117 RSUs vested and were cancelled, respectively. As of January 31, 2013, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 164,161 Ordinary Shares, expiring on various dates between April 13, 2013 and November 10, 2015 and having a weighted average remaining life of 1.52 years and a weighted average exercise price of $11.39 per share, were outstanding (all of which had vested); and (ii) no RSUs were outstanding.

(c)    Certain Information Concerning Equity Awards to Directors and/or Executives

The following table sets forth for all Directors and/or Executives as a group, including all persons who were at any time during the period indicated Directors and/or Executives, certain information in respect of both the 2000 Plan and the 2010 Plan concerning: (i) equity awards granted by the Company between January 1, 2012 and December 31, 2012; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2012.

	Plan
Equity Awards Granted:	2000	2010
• Number of Ordinary Shares subject to options	65,538	N/A
• Weighted average option exercise price per Ordinary Share	$9.05	N/A
• Year of expiration of options	2019	N/A
• Number of Restricted Shares	1,956	0
• Number of RSUs	N/A	67,776

Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	14,625	N/A
• Weighted average option exercise price per Ordinary Share	$4.15	N/A
• Restricted Shares vested	40,506	0
• RSUs vested	N/A	40,850

Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	87,897	N/A
• Weighted average option exercise price per Ordinary Share	24.27	N/A
• Number of Restricted Shares	0	0
• Number of RSUs	N/A	0

Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	1,015,209	N/A
• Weighted average option exercise price per Ordinary Share	$10.90	N/A
• Weighted average remaining option life (years)	3.04	N/A
• Number of Restricted Shares	235,213	0
• Number of RSUs	N/A	136,476

(d)    Certain Information Concerning Ordinary Shares Owned by Directors and/or Executives

The following table sets forth information as of January 31, 2013, concerning the shareholdings of those Directors and/or Executives known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

Name	Number of Shares (1)	Percentage of Ordinary Shares Outstanding
• Yochai Richter	1,274,030	2.94%(2)
• Michael Anghel	8,058	(3)
• Yehudit Bronicki	9,738	(3)
• Dan Falk	17,738	(3)
• Avner Hermoni	0	(3)
• Gideon Lahav	5,937	(3)
• Jacob Richter	3,033,945	7.01%(2)
• Eliezer Tokman	8,206	(3)
• Shimon Ullman	123,093	(3)
• Arie Weisberg	81,481	(3)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, held by such Directors and/or Executives. Includes 35,106 Ordinary Shares (in the case of Mr. Weisberg), 33,275 Ordinary Shares (in the case of Mr. Richter), 9,738 Ordinary Shares (in the case of each of Mrs. Bronicki, Mr. Falk and Prof. Ullman), 8,206 Ordinary Shares (in the case of Mr. Tokman), 8,058 Ordinary Shares (in the case of Dr. Anghel), 5,937 Ordinary Shares (in the case of Mr. Lahav) and 2,440 Ordinary Shares (in the case of Dr. Richter) issued as Restricted Shares—regardless of whether the applicable restrictions have lapsed. For information as to outstanding option awards to directors, see the below table.

(2)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

(3)	Less than 1%.

Ordinary Shares held by Directors and/or Executives have equal voting rights with those held by other holders of Ordinary Shares.

The following table sets forth information, as of January 31, 2013, concerning all outstanding option awards to directors:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Yochai Richter	Sep-18-2008	9.89	60,000	60,000	0	Sep-17-2015
	Jun-23-2009	7.21	40,000	40,000	0	Jun-22-2016
	Sep-1-2010	10.28	4,966	4,966	0	Aug-31,2017
	Jun-26-2011	12.48	4,583	4,583	0	Jun-25-2018
	Jun-24-2012	9.40	4,889	0	4,889	Jun-23-2019

Michael Anghel	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	0	3,911	Jun-23-2019

Yehudit Bronicki	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	0	3,911	Jun-23-2019

Dan Falk	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	0	3,911	Jun-23-2019

Avner Hermoni	Jun-24-2012	9.40	3,911	0	3,911	Jun-23-2019

Gideon Lahav	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	0	3,911	Jun-23-2019

Jacob Richter	Jun-24-2012	9.40	3,911	0	3,911	Jun-23-2019

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration

Eliezer Tokman	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	0	3,911	Jun-23-2019

Shimon Ullman	Jun-25-2006	23.23	1,931	1,931	0	Jun-24-2013
	Sep-6-2007	21.77	2,270	2,270	0	Sep-5-2014
	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	0	3,911	Jun-23-2019

Arie Weisberg	Aug-10-2006	22.44	28,100	28,100	0	Aug-9-2013
	Aug-8-2007	21.65	16,000	16,000	0	Aug-8-2014
	Aug-7-2008	11.84	30,000	30,000	0	Aug-6-2015
	Nov-20-2008	3.86	30,000	30,000	0	Nov-19-2015
	Feb-26-2009	4.15	33,750	33,750	0	Feb-25-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31,2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	0	3,911	Jun-23-2019

(e)     Option Exchange

On November 4, 2010, the Company filed a Tender Offer Statement with the SEC, thereby commencing a tender offer (the “Exchange Offer”) pursuant to which certain employees of the Company were offered the right to exchange certain of their outstanding options to purchase Ordinary Shares for new options (the “New Options”) to purchase a lesser number of Ordinary Shares on the terms described in the Exchange Offer. Only outstanding options granted in the years 2005, 2006 or 2007, that had an exercise price greater than $20 per share and that were held by persons who were, on the date of commencement and expiration of the Exchange Offer, residents of Israel, the United States, Germany, Hong Kong, Japan, Korea or Taiwan and were not otherwise ineligible to participate in the Exchange Offer (the “Eligible Options”) were able to be tendered for exchange pursuant to the Exchange Offer. The directors and the senior management and corporate officers of the Company, as well as certain additional members of the Company’s senior management, were not eligible to participate in the Exchange Offer.

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

7.A    Major Shareholders

The following table sets forth information as of January 31, 2013 (except with respect to the shareholders as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Directors and/or Executives as a group.

Identity of Person or Group	Number of Shares (1)	Percentage of Ordinary Shares Outstanding (1)
• Harris Associates L.P. (2) Two North LaSalle Street, Suite 500 Chicago, Illinois 60602	5,670,998	13.10%
• MAK Capital One L.L.C. (3) 590 Madison Avenue, 9th Floor New York, NY 10022	4,186,345	9.67%
• FMR LLC (4) 82 Devonshire Street Boston, Massachusetts 02109	3,100,000	7.16%
• Dr. Jacob Richter (5) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,033,945	7.01%
• Clal Insurance Enterprises Holdings Ltd. (6) 48 Menachem Begin Street Tel Aviv, 66180 Israel	2,873,442	6.64%
• Directors and/or Executives as a group (consisting of 16 persons) (7)	5,339,427	12.15%

(1)	The Company had outstanding, on January 31, 2013, 43,274,986 Ordinary Shares. This number does not include a total, as at that date, of 5,109,349 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or available for grant pursuant to such plans, of which: 3,830,379 were subject to outstanding stock options (2,708,339 of which had vested); 524,216 were subject to outstanding and unvested RSUs; and 754,754 remained available for future equity awards pursuant to such plans, comprised of:

(a)	4,015,838 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, of which:

(i)	3,666,218 were subject to outstanding options (2,544,178 of which had vested); and

(ii)	349,620 remained available for future equity awards pursuant to the 2000 Plan;

(b)	929,350 Ordinary Shares issuable pursuant to equity awards under the 2010 Plan, of which:

(i)	524,216 were subject to outstanding and unvested RSUs; and

(ii)	405,134 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	164,161 Ordinary Shares issuable pursuant to options under the PDI Equity Remuneration Plans (all of which had vested).

The above number of Ordinary Shares outstanding also does not include a total of 2,368,778 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Company, of which: (a) 1,993,293 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 375,485 were owned by a subsidiary of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the SEC.

(2)	As of December 31, 2012, based on a report filed with the SEC on February 11, 2013. The report indicated sole voting and dispositive power as to 4,182,200 Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner, and voting power as to 1,488,798 Ordinary Shares by reason of advisory and other relationships with the person who owns the Ordinary Shares. The report states that Harris Associates L.P. has been granted the power to vote the Ordinary Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.

(3)	As of December 31, 2012, based on a report filed with the SEC dated February 14, 2013. The report disclosed shared voting and dispositive power: (1) by MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), and Michael A. Kaufman as to 2,665,100 Ordinary Shares owned by MAK Fund, (2) by MAK Capital, MAK-ro Capital Master Fund LP, a Cayman Islands exempted company (“MAK-ro Fund”), and Mr. Kaufman as to 1,178,521 Ordinary Shares owned by MAK-ro Fund, and (3) by Paloma International L.P., a Delaware limited partnership (“Paloma”), S. Donald Sussman, MAK Capital and Mr. Kaufman as to 342,724 Ordinary Shares owned indirectly by Paloma.

(4)	As of December 31, 2011, based on a report filed with the SEC dated February 14, 2012. The report indicated dispositive power as to all 3,100,000 Ordinary Shares by FMR LLC and by Edward C. Johnson 3d, members of whose family may be deemed to form a controlling group with respect to FMR LLC. Fidelity Management & Research Company (“Fidelity”), a wholly-owned subsidiary of FMR LLC, is an investment advisor registered under the IAA and is also a beneficial owner of all such Ordinary Shares, all of which are also beneficially owned by Fidelity Low Priced Stock Fund, an investment company registered under the ICA. Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds’ Boards of Trustees. The power to vote all such Ordinary Shares resides with the Fidelity Funds’ Boards of Trustees. Fidelity votes the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees.

At the time of filing this Annual Report, FMR LLC had not filed any ownership reports related to the Registrant since February 14, 2012 and, accordingly, the Registrant is using the most recent publicly-available information

(5)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to all 3,033,945 Ordinary Shares, with Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.

(6)	As of December 31, 2012, based on a report filed with the SEC dated February 19, 2013. The report disclosed shared dispositive power and shared voting power as to 2,873,442 Ordinary Shares by Clal

Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation, IDB Development Corporation Ltd. (“IDB Development”), an Israeli private corporation, IDB Holding Corporation Ltd. (“IDB Holding”), an Israeli public corporation, Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat. Of the 2,873,442 Ordinary Shares reported as beneficially owned by Clal, the report disclosed that: (i) 170,400 Ordinary Shares are beneficially held for its own account; and (ii) 2,703,042 Ordinary Shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal which operate under independent management and make independent voting decisions. The report also disclosed that by reason of IDB Development’s majority ownership of Clal, it may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the shares owned by Clal. Further disclosed is that by reason of IDB Holding’s control of Clal through its 100% ownership of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the shares owned by Clal. Finally, by reason of their control of Clal through their interests in, and relationships among them with respect to, IDB Holding, Mr. Dankner, Mrs. Bergman, Mrs. Manor and Mr. Livnat may be deemed beneficial owners of, and to share the power to vote and dispose of, the shares owned by Clal. The report notes that it should not be construed as an admission by: (i) Clal that it is the beneficial owner of more than 170,400 Ordinary Shares; and (ii) the other reporting persons that they are the beneficial owners of any of the Ordinary Shares deemed to be beneficially owned by Clal.

(7)	Includes 672,531 Ordinary Shares issuable upon the exercise of options referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, January 31, 2013. Also includes 179,586 Restricted Shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

On January 31, 2013, there were 40 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 41,418,591 Ordinary Shares (net of 2,048,259 Ordinary Shares held of record in the United States at such date as treasury shares), constituting approximately 95.71% of the outstanding Ordinary Shares as at that date.

The Articles provide that each Ordinary Share shall confer upon its holder the right to vote in general meetings of the Company. All outstanding Ordinary Shares (other than treasury shares) have equal voting rights.

7.B    Related Party Transactions

Yochai Richter has an employment agreement with the Company pursuant to which he serves as Active Chairman of the Board. For information concerning this agreement, see Item 6—Directors, Senior Management and Employees—Compensation—Remuneration of the Active Chairman of the Board.

For information concerning the eligibility and participation of directors in the 2005 Directors Plan and information concerning unexercised options and unvested Restricted Shares held by directors, including awards made during 2012, see Item 6—Directors, Senior Management and Employees—Compensation—Remuneration of the Active Chairman of the Board; Other Directors’ Remuneration; Equity Awards to Directors.

Certain equity awards held by certain officers of the Company are subject to immediate vesting in the event of death or a change in control of the Company. In addition, certain officers of the Company are, under certain circumstances, eligible for increased severance pay.

7.C    Interests of Experts and Counsel

Not applicable in Annual Report on Form 20-F.

Item 8.	Financial Information

8.A    Consolidated Statements and Other Financial Information

(a)    Consolidated Financial Statements

See Item 18—Financial Statements and pages F-1 through F-52.

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

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea against the Korean subsidiary of the Company and six employees thereof related to the alleged acquisition and misuse of confidential information of certain of the Company’s significant customers in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology (the “ITA”) and the Criminal Code of Korea (the “CC”). The charges include (1) the unlawful acquisition by unjust means of certain industrial technology related to the production of active matrix OLED panels of Samsung Mobile Display Co., Ltd. and LG Display Co. Ltd., customers of the Company’s Korean subsidiary, that has allegedly been designated as Korean national core technology (the “Customer Technology”), (2) use of the Customer Technology by preparing certain presentation materials, (3) unlawful divulgence of the Customer Technology to other employees of the Company inside and outside of Korea, and (4) breach of trust in office by copying and divulging the Customer Technology without the customer’s permission for financial gain. On October 26, 2012, the Korean court released on bail the three Korean employees who had previously been arrested, and hearings on this matter remain ongoing. In addition, the investigation by the prosecutor into the actions of employees of the Company outside of Korea is ongoing. The Company recorded $4.0 million in net costs in 2012 in connection with the ongoing Korean litigation, which are recorded in selling, general and administrative expenses, and expects to continue to incur fees and expenses associated therewith. The trial is expected to continue through at least the first half of 2013; however, it could extend beyond that time frame as a result of many factors that are outside the Company’s control. A portion of the costs have been or are expected to be reimbursed under the Company’s applicable insurance policies. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. However, because this is an ongoing matter, the Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to this proceeding, and the timing and amount of costs associated with the existing and any future matters. However, the ITA and the CC provide that fines of up to 1.50 billion Korean Won (at the exchange rate on January 31, 2013 of Korean Won 1086.25 =$1.00, approximately U.S. $1.38 million) may be levied on employers based on vicarious liability for convicted employees. Employees may also be subject to monetary penalties in addition to, or in lieu of, prison sentences. These amounts may be paid by the Company under certain circumstances. The Company has not recorded a provision related to the Korean Matter and ongoing investigation as of the date of this Annual Report because the Company cannot reasonably estimate the amount of the financial impact of an adverse outcome in these matters. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model. For further information about the Korean Matter, see Risk Factor (d).

One of the Company’s AOI products is the subject of patent infringement litigation in China, which the Company and a customer are involved in defending. This lawsuit is in the early stages and the Company is still assessing the claims made related to its product and the procedural aspects of the case. It may involve counterclaims by the Company and its customer; and although the Company believes there are meritorious defenses to the alleged claims it is unable to predict the timing, scope, cost and/or outcome of this matter.

From time to time, the Company is involved in other claims and legal and administrative proceedings that arise in the conduct of its business. Based on information available as of the date hereof, the Company does not believe that the ultimate outcome of any such unresolved matters, individually or in the aggregate, is likely to have a material adverse effect on the Company’s financial position or results of operations. However, litigation and administrative proceedings are subject to inherent uncertainties and the Company’s view of these matters, including settlement thereof, may change in the future. An unfavorable outcome or settlement may have a material adverse impact on the Company’s financial position and results of operations for the period in which it occurs, and potentially in future periods.

See Note 8b(ii) to the Financial Statements.

(d)    Dividend Policy

The Company does not have any current plans to pay dividends. On November 5, 2012, the Company announced a program for the repurchase of Ordinary Shares. See Item 16E—Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

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

Year	Period	High	Low
2008	Full Year	19.10	2.90
2009	Full Year	12.17	3.35
2010	Full Year	13.44	8.57
2011	Full Year	15.62	8.95
	• First Quarter	15.62	12.66
	• Second Quarter	14.39	12.01
	• Third Quarter	13.00	8.95
	• Fourth Quarter	11.05	9.06
2012	Full Year	11.85	6.43
	• First Quarter	11.70	10.06
	• Second Quarter	11.85	6.43
	• Third Quarter	8.83	7.10
	• Fourth Quarter	9.09	7.74
	• October	9.09	7.74
	• November	8.76	7.75
	• December	8.70	7.81
2013	Full Year (through February 15)	9.88	8.05
	• First Quarter (through February 15)	9.88	8.05
	• January	9.88	8.05
	• February (through February 15)	9.80	9.10

*  *  *  *  *  *  *  *  *  *

On December 31, 2012, there were 42 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 41,547,499 Ordinary Shares (net of 1,909,076 Ordinary Shares held of record in the United States at such date as treasury shares), constituting approximately 95.72% of the outstanding. Ordinary Shares as at that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes that, as of December 31, 2012, there were in excess of 1,250 beneficial holders of the Ordinary Shares.

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

In general, the management of the business of the Company is vested in the Board which may exercise all such powers of the Company, including the power to borrow or secure the payment of any sum or sums of money for the purposes of the Company, in such manner, at such times and upon such terms and conditions in all respects, as it thinks fit. The directors may, from time to time, appoint any one or more persons, whether or not directors, to be managing director(s), general manager(s), chief executive officer(s), president(s) or any similar function with a different title, for such period, subject to the provisions of the Companies Law, and upon such terms as the directors think fit, and, subject to the limitations imposed by the Companies Law upon the delegation by a board of directors of certain powers and authorities, may entrust to and confer upon such managing director(s), general manager(s), chief executive officer(s) or president(s) such of the powers of the Board as the directors think fit, and such powers may be made exercisable for such period or periods, and for such objects and purposes, and upon such terms and conditions, and subject to such restrictions, as the directors may determine.

(c)    Conflict of interest

(i)    Approval of related party transactions

The Companies Law requires that transactions between a company and its office holders or that benefit its office holders be approved as provided for in the Companies Law and the company’s articles of association. The approval of a majority of the disinterested members of the audit committee and of the board of directors is generally required and, in some circumstances, shareholder approval may also be required. With respect to the Terms of Office and Employment of office holders, the approval of the Remuneration Committee would be required in lieu of that of the Audit Committee. See Item 6—Directors, Senior Management and Employees; Compensation.

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

(iii)    Approval procedure

After the office holder complies with these disclosure requirements, the company may approve the transaction under the provisions of applicable law and its articles of association. If the transaction is with an office holder or with a third party in which the office holder has a personal interest, the approval must confirm that the transaction is not adverse to the company’s interest. If the transaction is an extraordinary transaction, it must be approved as required by the articles of association and must also be approved by the audit committee and the board of directors. An extraordinary transaction is a transaction: (i) other than in the ordinary course of business; (ii) on terms other than on market terms; or (iii) that is likely to have a material impact on the company’s profitability, assets or liabilities. The audit committee is responsible for determining if a transaction is extraordinary or not. If the transaction is not an extraordinary transaction, it must be approved as required by the articles of association and must also be approved by the board of directors. The Terms of Office and Employment of office holders are subject to the approval of the remuneration committee and the board of directors, in line with the Company’s Compensation Policy. See Item 6—Directors, Senior Management and Employees; Compensation.

In some circumstances, shareholder approval is required. A person with a personal interest in any matter may not generally be present at any audit committee or board of directors meeting where the matter is being considered, and if a member of the committee or a director may not generally vote on the matter.

(iv)    Transactions with controlling shareholders

The Companies Law extends the disclosure requirements applicable to an office holder to a controlling shareholder in a public company. A shareholder that holds 25% or more of the voting rights in a company would be considered a controlling shareholder for the purposes of these disclosure requirements if no other shareholder holds more than 50% of the voting rights. If two or more shareholders are interested parties in the same transaction, their shareholdings are combined for the purposes of calculating percentages. Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement by a public company of a controlling shareholder or of such controlling shareholder’s relative, directly or indirectly, with respect to the provision of services to the company, and, if such person is also an office holder of such company, with respect to such person’s Terms of Office and Employment as an office holder, and if such person is an employee of the company but not an office holder, with respect to such person’s employment by the company, generally require the approval of the audit committee (or with respect to Terms of Office and Employment—the remuneration committee), the board of directors and the shareholders of the company. If required, shareholder approval must include at least a majority of the shareholders who do not have a personal interest in the transaction and are present and voting at the meeting (abstentions are disregarded). Alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. The Israeli Minister of Justice may determine a different percentage. Transactions that are for a period of more than three years generally need to be brought for approval in accordance with the above procedure every three years.

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

(g)    Shareholders’ Meetings

The Articles provide that an annual general meeting must be held at least once in every calendar year, not later than 15 months after the last preceding annual general meeting, at such time and place as may be determined by the Board. The Board may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of five percent or more of the Company’s issued share capital and one percent or more of its voting rights or upon the demand of the holder or holders of five percent or more of its voting rights. All demands for shareholder meetings must set forth the items to be considered at that meeting. Pursuant to the Companies Law, the holder or holders of one percent or more of the Company’s voting rights may request the inclusion of an item on the agenda of a future shareholder meeting, provided the item is appropriate for discussion at a shareholder meeting. The agenda for a shareholder meeting is determined by the Board and must include matters in respect of which the convening of a shareholder meeting was demanded and any matter requested to be included by holder(s) of one percent or more of the Company’s voting rights, as detailed above.

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

(h)    Changes in Control

Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required, unless determined otherwise by the court. Similarly, unless an Israeli court determines otherwise, a merger will not be approved if it is objected to by shareholders holding a majority of the voting rights participating and voting at the meeting (abstentions are disregarded), after excluding the shares held by the other party to the merger, by any person who holds 25% or more of the other party to the merger or by anyone on their behalf, including by the relatives of or corporations controlled by these persons. In addition, upon the request of a creditor of either party to the proposed merger, an Israeli court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. Further, a merger can be completed only after all approvals have been submitted to the Registrar and 30 days have passed from the time that shareholder resolutions were adopted in each of the merging companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar. In addition, subject to certain exceptions, an acquisition of shares in a public company must be made by means of a tender offer to the extent that as a result of such acquisition the acquirer will hold 25% or more of the voting rights in the company if there is no other holder of 25% or more of the company’s voting rights, or hold more than 45% of the voting rights in the company if there is no other holder of more than 45% of the company’s voting rights. These tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, under local law or the rules of the stock exchange on which their shares are traded, there is a limitation on the percentage of control which may be acquired or the purchaser is required to make a tender offer to the public.

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

10.C    Material Contracts

On September 18, 2008, in connection with the PDI Acquisition, the Company borrowed $160.0 million from Discount Bank pursuant to a Financing Agreement entered into and signed on July 22, 2008, between Orbotech Ltd. and Discount Bank, as amended by the Financing Agreement—First Amendment entered into and signed on February 22, 2009, between Orbotech Ltd. and IDB, both of which were subsequently replaced and superseded by the Amended Financing Agreement, entered into and signed on December 21, 2009, between Orbotech Ltd. and Discount Bank as amended and clarified on May 27, 2010, February 15, 2011, February 22, 2011, August 11, 2011 and December 18, 2012 (collectively, as so amended, the “Loan Agreements” and the loan thereunder, the “Discount Bank Loan”). English translations of the Loan Agreements and the floating charge are filed as exhibits to this Annual Report and reference is made to those agreements, which are incorporated by reference herein. The English translations are not binding agreements. Any disputes under the Loan Agreements and the floating charge will be determined by reference to the original agreements which are in Hebrew. The Loan Agreements and the floating charge are governed by Israeli law and the exclusive venue for purposes of disputes thereunder is in the competent courts in Israel. For a discussion of the Loan Agreements, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

On October 21, 2010, Orbotech Ltd. issued a debenture in favor of Hapoalim (the “Hapoalim Debenture”) under which an additional floating charge on all of its assets equal in priority to the one granted to Discount Bank was created in favor of Hapoalim to secure the repayment of amounts owed for positions taken by the Company in connection with the Hapoalim Banking Activities. An English translation of the Hapoalim Debenture is filed as an exhibit to this Annual Report and reference is made to such document, which is incorporated by reference herein. The English translation is not a binding agreement. Any dispute under the Hapoalim Debenture will be determined by reference to the original debenture which is in Hebrew. The Hapoalim Debenture is governed by Israeli law and the exclusive venue for purposes of disputes thereunder is in the competent courts in Israel. For a discussion of the Hapoalim Debenture, see Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.

On December 20, 2012, the Company notified Discount Bank of its intention to prepay $32.0 million of its outstanding principal indebtedness under the Loan Agreements and on February 11, 2013 made the Partial Prepayment. During the beginning of 2013, Orbotech Ltd. and Discount Bank agreed to the allocation of the prepayment between the fixed interest rate and variable interest rate components of the indebtedness and to certain other matters and on February 10, 2013, Orbotech Ltd. entered into the Partial Prepayment Arrangements with Discount Bank and the Negative Pledges with Discount Bank and Hapoalim. English translations of the Partial Prepayment Arrangements, the letter of agreement with Hapoalim and the Negative Pledges are filed as exhibits to this Annual Report and reference is made to such documents which are incorporated by reference herein. The English translations are not binding agreements. Any dispute in connection with the Partial Prepayment Arrangements, the letter of agreement with Hapoalim and the Negative Pledges will be determined by reference to the original agreements which are in Hebrew. The Partial Prepayment Arrangements, the letter agreement with Hapoalim and the Negative Pledges are governed by Israeli law and although there is no specific reference to jurisdiction in these documents, the competent courts in Israel will have jurisdiction over any disputes thereunder.

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

In addition, if the Ordinary Shares are traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel, gains on the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In addition, persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration of the selling shareholder of its non-Israeli residency, to withhold tax upon the sale of publicly traded securities at a rate of 25% for corporations and for individuals.

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

(iv)    Estate Taxes

Israel presently has no estate tax.

(b)    United States Federal Income Taxation

The following general discussion sets forth the material U.S. Federal income tax consequences that are applicable to the following persons who invest in Ordinary Shares and hold such Ordinary Shares as capital assets (“U.S. Shareholders”): (a) individuals who are citizens or residents (as specifically defined for U.S. Federal income tax purposes) of the United States; (b) corporations (or entities treated as corporations for U.S. Federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia; and (c) estates or trusts the income of which is subject to U.S. Federal income taxation regardless of its source. This discussion does not deal with: (i) all aspects of U.S. Federal income taxation that may be relevant to particular U.S. Shareholders based on their particular circumstances (including potential application of the alternative minimum tax); (ii) certain U.S. Shareholders subject to special treatment under the U.S. Federal income tax laws such as broker-dealers, insurance companies, tax-exempt organizations, financial institutions, taxpayers whose functional currency is not the Dollar; (iii) U.S. Shareholders owning directly or by attribution 10% or more of the Ordinary Shares; (iv) any aspect of state, local or non-U.S. tax laws; or (v) U.S. taxes that are not income taxes. Additionally, the following discussion does not consider the tax treatment of persons who hold Ordinary Shares through a partnership (or other entity treated as a partnership for U.S. Federal income tax purposes). If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding Ordinary Shares should consult their tax advisors.

The summary of U.S. Federal income tax laws set out below is based on the Code, Treasury regulations, judicial decisions and published positions of the Internal Revenue Service (the “IRS”) as of the date hereof and is subject to any changes occurring in United States law after that date, which could have retroactive effect.

(i)    Distributions on Ordinary Shares

Distributions on Ordinary Shares paid (before reduction for Israeli withholding taxes) out of the Company’s current or accumulated earnings and profits, as determined under U.S. tax principles, will be dividends and will be includible in a U.S. Shareholder’s ordinary income when received. If a U.S. Shareholder is an individual, trust or estate, dividends received from the Company will generally be taxed at a maximum rate of 15% or 20%, depending on the income level of the individual, provided the taxpayer has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. The Company does not intend to compute earnings and profits under U.S. tax principles. If the Company does not compute earnings and profits under U.S. tax principles, the entire distributions will likely be treated as paid out of the Company’s current or accumulated earnings and profits.

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

There is no assurance that dividends received by U.S. Shareholders from the Company will be eligible for the preferential tax rates mentioned above. Dividends that are not eligible for the preferential tax rates will be taxed at ordinary income rates.

(ii)    Credit for Israeli Taxes Withheld

U.S. Shareholders may be entitled to deduct, or claim a U.S. foreign tax credit for, Israeli taxes that are withheld on dividends received, subject to applicable limitations in the Code, including separate limitations with respect to specific classes of income. Dividends paid with respect to Ordinary Shares will generally be treated as ‘passive category income’ for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the preferential tax rates on dividends described in (i) above.

(iii)    Disposition of Ordinary Shares

A U.S. Shareholder will generally recognize capital gain or loss upon the sale or exchange of Ordinary Shares in an amount equal to the difference between the amount realized and the U.S. Shareholder’s adjusted tax basis in the Ordinary Shares. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period exceeds one year and otherwise will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Gain or loss from the sale, exchange or other disposition of Ordinary Shares will generally be treated as from U.S. sources for U.S. foreign tax credit purposes. (See ‘U.S.-Israel Tax Treaty’ above). Long-term capital gains are generally taxed at a maximum rate of 15% or 20%, depending on the income level of the individual. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of Ordinary Shares.

(iv)    Unearned Income Medicare Contribution Tax

For taxable years beginning on or after January 1, 2013, each U.S. Shareholder who is an individual, estate or trust will generally be subject to a 3.8% Medicare tax on the lesser of (i) such U.S. Shareholder’s “net investment income” for the relevant taxable year, and (ii) the excess of such U.S. Shareholder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of Ordinary Shares, subject to certain exceptions. U.S. Shareholders are encouraged to consult their own tax advisors regarding the applicability of the Medicare tax to income and gains from ownership of Ordinary Shares.

(v)    Passive Foreign Investment Company

A ‘passive foreign investment company’ (“PFIC”) is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. The Company believes that it is not and has not been a PFIC for U.S. Federal income tax purposes for taxable years through 2012, and the Company expects that it will not become a PFIC for taxable years after 2012. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company’s income if a qualified electing fund election has been made (and certain information is provided by the Company); or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain ‘excess distributions’ (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, individual U.S. Shareholders will not be eligible for the preferential tax rates on dividends described above.

(vi)    Backup Withholding and Information Reporting

A U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and ‘backup withholding’ at a 28% rate on cash payments in the United States of dividends on, and the proceeds of disposition of, Ordinary Shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder’s U.S. Federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

(vii)    Tax Return Disclosure

U.S. individuals that hold certain specified foreign financial assets (which include stock of a non-U.S. corporation) are subject to U.S. return disclosure obligations (and related penalties for failure to disclose). Such U.S. individuals are required to file IRS Form 8938 with their U.S. Federal income tax returns, unless an exception applies. U.S. Shareholders that are individuals are encouraged to consult their tax advisors regarding the filing of IRS Form 8938.

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

The Company’s derivative transactions in 2012 were executed through Israeli banks. The Company is exposed to counterparty risk arising from certain of its financial instruments and derivative contracts and it could be adversely affected by the soundness of counterparties, which include customers, suppliers and financial institutions. The Company uses derivatives to hedge certain exchange rate risk by entering into exchange rate-based derivative instruments with financial institution counterparties, such as broker/dealers, commercial banks and investment banks. These transactions are typically entered into on an unsecured basis and should the counterparty fail to honor its obligations under the relevant agreements, the Company could sustain losses which could have an adverse effect on its business, financial condition and results of operations.

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

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as at December 31, 2012 (at fair value—as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions). The Company does not have any Balance Sheet Exposure maturing beyond 2013 that would have a material effect on its business, financial condition or results of operations.

	Euro	Japanese Yen	Chinese RMB	Other Far Eastern Currencies**	NIS	Total
Israel*	0.1	(1.1)			(8.5)	(9.5)
Europe*	11.7					11.7
Japan*		18.1				18.1
China*			21.0			21.0
Far East*				17.6		17.6

Total	11.8	17.1	21.0	17.6	(8.5)	58.9

*	Maturing in 2013.
**	Includes Korean won and Taiwanese dollar.

Explanatory notes:

(1)	Total exposure is the sum of the absolute value figures.

(2)	The data presented in the table reflects the net exposure after taking into account set-offs between matching non-Dollar denominated assets and liabilities.

The Company enters into forward exchange contracts to hedge its Balance Sheet Exposure as well as certain future cash flows in connection with payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies. The terms of most existing currency derivatives are less than three months and none exceed one year. The table below details the hedging acquired in forward exchange contracts in order to limit foreign currency exposure risks. The notional amounts of these forward exchange contracts as of December 31, 2012, were as follows (in millions).

	Euro	Korean Won	Taiwanese Dollar	Japanese Yen	NIS	Total
Israel					29.7	29.7
Europe	44.8					44.8
Japan				62.7		62.7
Far East		11.1	9.5			20.6

Total	44.8	11.1	9.5	62.7	29.7	157.8

(c)    Fair Value of Derivatives

The fair value of derivatives as of December 31, 2012 constituted an asset and a liability of approximately $2.3 million and $0.6 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d)    Interest Rate Risk Management

Substantially all of the Company’s cash, cash equivalents and short-term bank deposits bear interest. The annual interest rates as of December 31, 2012 ranged up to 0.85%. Due to the relatively short-term maturities of the Company’s cash and deposits portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

Following the Partial Prepayment, the outstanding principal balance of the Discount Bank Loan as of the date of this Annual Report is $32.0 million comprised of a Fixed Interest Component of $12.0 million and a Variable Interest Component of $20.0 million. The interest rate with respect to the $12.0 million Fixed Interest Component is fixed at 4.88%. The interest rate on the $20.0 million Variable Interest Component was, until December 31, 2012, based on Discount Bank’s cost plus 2% and, beginning January 1, 2013, became based on Discount Bank’s cost plus 2.5%. In 2012, the Company’s debt service payment obligations were $3.4 million, reflecting interest under the Loan Agreements for that year at a rate of 4.08%, compared with debt service payment obligations of $4.7 million for the year ended December 31, 2011. The actual interest rate on the outstanding Variable Interest Component at December 31, 2012 was 3.33%. Following the Partial Prepayment, a 1/8% change in the annual interest rate would have an insignificant impact upon the annual interest expense on the outstanding $20.0 million Variable Interest Component of the Discount Bank Loan.

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

The Company’s management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012.

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

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting or at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company by Kesselman & Kesselman and/or other member firms of PricewaterhouseCoopers International Limited (“PwC”), as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, a member of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2012 and 2011 were pre-approved by the Audit Committee in accordance with the procedures outlined above, save that the list of services that were proposed to be provided during 2011 by Kesselman & Kesselman and/or other member firms of PwC and the report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed, were presented to the Audit Committee in May 2011, subsequent to the Audit Committee’s final review of management’s annual report on internal control over financial reporting and to the approval of the Company’s annual financial statements for the preceding fiscal year.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
Audit fees (1)	$845,000	$806,000
Audit related fees (2)	0	197,000
Tax fees (3)	325,000	335,000

Total	$1,170,000	$1,338,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company, consents and assistance with review of documents filed with the SEC.

(2)	Includes consultations concerning financial accounting and reporting standards and internal control reviews and fees in connection with the registered public offering of 7,705,000 Ordinary Shares completed by the Company in May 2011.

(3)	Includes fees for services related to tax compliance, including preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and other.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On November 5, 2012, the Board approved, and the Company publicly announced, the approval of $30.0 million for the repurchase of Ordinary Shares. During the five years prior to this date, the Company did not have any Ordinary Share repurchase programs nor did it otherwise engage in repurchases of Ordinary Shares. Repurchases during 2012 under this program were as follows:

Period *	Total Number of Shares Purchased **	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Remaining amount allocated for Shares that May Yet Be Purchased Under the Plans or Programs
November 2012	28,846	8.18	28,846	$29.8 million
December 2012	207,456	8.28	207,456	$28.0 million

Total	236,302	8.27	236,302

During the period from January 1, 2013 through January 31, 2013, the Company repurchased under this program an additional 139,183 Ordinary Shares at an average purchase price of $9.04 per share. As of January 31, 2013, a total of 375,584 Ordinary Shares had been repurchased under the program at an average purchase price of $8.56 per share and the maximum amount remaining available under the existing repurchase authorization was approximately $26.8 million.

*	Under Israeli law, the decision to repurchase Ordinary Shares announced in November 2012 could be implemented until March 31, 2013. On February 18, 2013, the Board approved, and on February 19, 2013 the Company publicly announced, the approval of the continued repurchase through June 30, 2013 of the remaining amount of Ordinary Shares from the originally-approved $30.0 million.

**	All repurchases of Ordinary Shares during the period covered by this Annual Report were pursuant to the publicly announced program.

Item 16F.	Change in Registrant’s Certifying Accountant

None

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 000-12790) filed on March 29, 2007).

(1.2)	Articles of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 (File No. 000-12790) filed on March 29, 2007).

(2.1)	Forms of Stock Certificates Representing Ordinary Shares (incorporated by reference to Exhibit 2.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 000-12790)).

(4.1)	Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (incorporated by reference to Exhibit 4.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 000-12790) filed on March 30, 2006).

(4.2)	2010 Equity-Based Incentive Plan (incorporated by reference to Exhibit A to the Company’s Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.3)	2005 Directors Plan (incorporated by reference to Exhibit B from the Company’s Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.4)	Photon Dynamics, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.44 from Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (File No. 000-27234) filed on February 14, 2007).

(4.4)	Photon Dynamics, Inc. Amended and Restated 1995 Stock Option Plan (incorporated by reference to Exhibit 99.1 from Photon Dynamics’ Registration Statement on Form S-8 (File No. 333-117021) filed on June 30, 2004).

(4.5)	Photon Dynamics, Inc. 2001 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 from Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 000-27234) filed on May 9, 2003).

(4.6)	Financing Agreement entered into and signed in Tel Aviv on July 22, 2008, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.9 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009). (1)

(4.7)	Financing Agreement—First Amendment entered into and signed in Tel Aviv on February 22, 2009, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.10 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009). (1)

(4.8)	Debenture in favor of Israel Discount Bank Ltd. issued and signed on February 22, 2009 (incorporated by reference to Exhibit 4.11 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009). (1)

(4.9)	Pledge Agreement dated as of March 25, 2009, between Orbotech, Inc. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.12 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (File No. 000-12790) filed on March 27, 2009).

(4.10)	Amended Financing Agreement entered into and signed in Tel Aviv on December 21, 2009, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to the Company’s Current Report on Form 6-K (File No. 000-12790) filed on December 28, 2009). (1)

(4.11)	Amendment to the Financing Agreement entered into and signed on May 27, 2010, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.12 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011). (1)

(4.12)	Amendment to the Financing Agreement entered into and signed on February 15, 2011, between Orbotech Ltd. and Israel Discount Bank Ltd. (incorporated by reference to Exhibit 4.13 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011). (1)

(4.13)	Debenture (for the Creation of a Floating Charge) in favor of Bank Hapoalim Ltd. made and entered into on October 21, 2010 (incorporated by reference to Exhibit 4.14 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011). (1)

(4.14)	Amendment to the Financing Agreement entered into between Orbotech Ltd. and Israel Discount Bank Ltd. dated August 11, 2011. (1)

(4.15)	Amendment to the Financing Agreement entered into between Orbotech Ltd. and Israel Discount Bank Ltd. dated December 18, 2012. (1)

(4.16)	Letter of Agreement entered into on February 10, 2013 between Orbotech Ltd. and Israel Discount Bank Ltd. and dated January 31, 2013. (1)

(4.17)	Irrevocable Letter of Undertaking by Orbotech Ltd. to Israel Discount Bank Ltd. dated February 10, 2013. (1)

(4.18)	Letter of Agreement from Bank Hapoalim Ltd. to Orbotech Ltd. dated January 30, 2013. (1)

(4.19)	Irrevocable Letter of Undertaking by Orbotech Ltd. to Bank Hapoalim Ltd. dated February 10, 2013. (1)

(4.20)	Asset Purchase Agreement entered into and signed on October 31, 2010, among GE Medical Systems Israel Ltd., Orbotech Medical Solutions Ltd., General Electric Company and Orbotech Ltd. (incorporated by reference to Exhibit 4.15 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011). (2)

(4.21)	Settlement Agreement and Mutual General Release entered into and signed on February 10, 2011, among General Electric Company, GE Medical Systems Israel Ltd., Orbotech Ltd. and Orbotech Medical Solutions Ltd. (incorporated by reference to Exhibit 4.16 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011).

(4.22)	Underwriting Agreement dated May 24, 2011, among J. P. Morgan Securities LLC and Barclays Capital Inc., as Representatives of the several Underwriters listed in schedule 1 thereto, and Orbotech Ltd. (incorporated by reference to Exhibit 1.1 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on May 31, 2011).

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

Name	Jurisdiction of Organization
• Orbotech, Inc.	U.S.A.
• Photon Dynamics, Inc.	U.S.A.
• Orbotech LT Solar LLC (indirectly owned approximately 80% by Orbotech Ltd.)	U.S.A.
• Orbotech S.A.	Belgium
• Laser Imaging Systems GmbH & Co. KG	Germany
• New System s.r.l.	Italy
• Orbotech Pacific Ltd.	Hong Kong
• Orbotech Singapore Corporation Pte. Ltd.	Singapore
• Orbotech B.V.	The Netherlands
• Orbotech Asia Ltd.	Hong Kong
• Orbotech Japan Ltd.	Japan
• Orbograph Ltd. (owned approximately 91% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Ltd. (owned 50% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Limited Partnership	Israel

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15.1)	Consent of Independent Registered Public Accounting Firm.

(101)	Interactive Data Filing.

(1)	English translation from the official, original version in Hebrew.

(2)	Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the SEC.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/s/ ASHER LEVY
Asher Levy
Chief Executive Officer

Dated: February 22, 2013

ORBOTECH LTD.

(An Israeli Corporation)

2012 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2012 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

ORBOTECH LTD.

We have audited the accompanying consolidated balance sheets of Orbotech Ltd. (the “Company”) and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”). The Company’s Board of Directors and management are responsible for these financial statements, for maintaining effective internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting, included in the Management Report. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, except for the use of the proportionate method of consolidation, as discussed above, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

Tel Aviv, Israel	Kesselman & Kesselman
February 22, 2013	Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers International Limited

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2012	2011
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$260,761	$151,237
Short-term bank deposits	3,014	145,292
Marketable securities	2,238
Accounts receivable:
Trade	164,498	196,232
Other	29,908	26,163
Deferred income taxes	7,862	6,580
Inventories	93,854	105,109

Total current assets	562,135	630,613

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	12,788
Funds in respect of employee rights upon retirement	11,280	11,846
Deferred income taxes	13,634	8,999
Other long-term investments and receivables	1,880	2,426

	39,582	23,271

PROPERTY, PLANT AND EQUIPMENT, net	24,715	26,664

GOODWILL	12,444	12,444

OTHER INTANGIBLE ASSETS, net	14,442	54,491

Total assets	$653,318	$747,483

/s/ YOCHAI RICHTER	)	Active Chairman of the
Yochai Richter	)	Board of Directors

/s/ ASHER LEVY	)
Asher Levy	)	Chief Executive Officer

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS (continued)

	December 31
	2012	2011
	U.S. dollars in thousands
Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term bank loan	$64,000	$32,000
Accounts payable and accruals:
Trade	27,587	32,357
Other	51,895	57,590
Deferred income	17,388	25,910

Total current liabilities	160,870	147,857
LONG-TERM LIABILITIES:
Long-term bank loan		64,000
Liability for employee rights upon retirement	26,221	26,797
Deferred income taxes	2,236	1,759
Other tax liabilities	16,478	16,938

Total long-term liabilities	44,935	109,494
COMMITMENTS AND CONTINGENT LIABILITIES (see note 8)

Total liabilities	205,805	257,351

EQUITY:
Orbotech Ltd. shareholders’ equity
Ordinary shares of NIS 0.14 par value per share (“Ordinary Shares”)
Authorized at December 31, 2012 and 2011: 80,000,000 Ordinary Shares
Issued at December 31, 2012 and 2011: 45,633,489 and 45,305,342 Ordinary Shares, respectively
Outstanding at December 31, 2012 and 2011: 43,403,894 and 43,312,049 Ordinary Shares, respectively	2,102	2,092
Additional paid-in capital	274,856	270,966
Retained earnings	228,569	274,148
Accumulated other comprehensive income (loss)	628	(1,460)
Less—treasury shares, at cost (December 31, 2012—2,229,595
Ordinary Shares; December 31, 2011—1,993,293 Ordinary Shares)	(59,151)	(57,192)

Total Orbotech Ltd. shareholders’ equity	447,004	488,554

Non-controlling interest	509	1,578

Total equity	447,513	490,132

Total liabilities and equity	$653,318	$747,483

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2012	2011	2010
	U.S. dollars in thousands (except per share data)
REVENUES:
Sale of products	$246,497	$423,968	$409,532
Services rendered	154,234	141,345	119,823

	400,731	565,313	529,355

COST OF REVENUES:
Cost of products sold	129,254	234,012	224,640
Cost of services rendered	105,969	95,430	88,261
Write-down of inventories	14,255	6,743

	249,478	336,185	312,901

GROSS PROFIT	151,253	229,128	216,454

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	73,636	86,165	81,191
Less—government participations	1,821	1,985	2,864

NET RESEARCH AND DEVELOPMENT COSTS	71,815	84,180	78,327

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	75,142	72,583	66,264

AMORTIZATION OF INTANGIBLE ASSETS	9,907	12,304	14,176

RESTRUCTURING CHARGES	5,063

IMPAIRMENT OF INTANGIBLE ASSETS	30,142

OPERATING INCOME (LOSS)	(40,816)	60,061	57,687
FINANCIAL EXPENSES—net	5,100	6,551	7,284

INCOME (LOSS) FROM CONTINUING OPERATIONS
BEFORE TAXES ON INCOME	(45,916)	53,510	50,403
INCOME TAX EXPENSE	456	7,677	7,397
SHARE IN LOSSES OF ASSOCIATED COMPANY	165	179

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(46,537)	45,654	43,006
LOSS (GAIN) FROM DISCONTINUED OPERATIONS, NET OF TAX		(1,363)	8,717

NET INCOME (LOSS)	(46,537)	47,017	34,289
NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(958)	(322)	144

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	$(45,579)	$47,339	$34,145

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME (LOSS) FROM CONTINUING OPERATIONS	(45,579)	45,976	42,862
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX		1,363	(8,717)

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	$(45,579)	$47,339	$34,145

EARNING (LOSS) PER SHARE ATTRIBUTABLE TO ORBOTECH LTD:
INCOME (LOSS) FROM CONTINUING OPERATIONS:
Basic	$(1.05)	$1.15	$1.23

Diluted	$(1.05)	$1.13	$1.20

NET INCOME (LOSS):
Basic	$(1.05)	$1.19	$0.98

Diluted	$(1.05)	$1.16	$0.95

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF EARNING (LOSS) PER SHARE—IN THOUSANDS:
Basic	43,501	39,909	34,911

Diluted	43,501	40,816	35,778

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2012	2011	2010
	U.S. dollars in thousands
Net income (loss)	$(46,537)	$47,017	$34,289

Other Comprehensive income (loss):
Gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes	1,228	(1,181)	(2,076)
Currency translation adjustments	860	(1,733)	(861)
Net change in respect of securities available for sale	—	—	574

Other Comprehensive income (loss)	2,088	(2,914)	(2,363)

Comprehensive income (loss) attributable to the non-controlling interests	—	—	—

Total Comprehensive Income (loss) attributable to Orbotech Ltd.	$(44,449)	$44,103	$31,926

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Non controlling interest	Total shareholders’ equity
	Number of shares	Amount
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2010	36,746	$1,746	$169,748	$192,664	$3,817	$(57,192)	$1,730	$312,513
CHANGES DURING 2010:
Comprehensive income				34,145	(2,363)		144	31,926
Exercise of employee equity awards	338	12	890			*		902
Compensation relating to equity awards granted to employees and others			4,623				102	4,725
Acquisition of non-controlling interest			(321)				(190)	(511)

BALANCE AT DECEMBER 31, 2010	37,084	$1,758	$174,940	$226,809	$1,454	$(57,192)	$1,786	$349,555
CHANGES DURING 2011:
Comprehensive income				47,339	(2,914)		(322)	44,103
Issuance of shares, net of issuance expenses in the amount of $5,629	7,705	315	90,368					90,683
Exercise of employee equity awards	516	19	2,044			*		2,063
Compensation relating to equity awards granted to employees and others			3,614				114	3,728

BALANCE AT DECEMBER 31, 2011	45,305	$2,092	$270,966	$274,148	$(1,460)	$(57,192)	$1,578	$490,132
CHANGES DURING 2012:
Comprehensive loss				(45,579)	2,088		(958)	(44,449)
Acquisition of treasury shares						(1,959)		(1,959)
Acquisition of non-controlling interest			252				(252)	—
Exercise of employee equity awards	328	10	709			*		719
Compensation relating to equity awards granted to employees and others			2,929				141	3,070

BALANCE AT DECEMBER 31, 2012	45,633	$2,102	$274,856	$228,569	$628	$(59,151)	$509	$447,513

*	Represents an amount of less than $1,000

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2012	2011	2010
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(46,537)	$47,017	$34,289
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss (income) from discontinued operations		(1,363)	8,717
Depreciation and amortization	17,964	19,958	23,665
Impairment of Intangible assets	30,142
Compensation relating to equity awards granted to employees and others	3,070	3,728	4,725
Increase (decrease) in liability for employee rights upon retirement	(576)	(704)	2,589
Deferred income taxes	(5,440)	2,584	(3,866)
Non cash expenses in respect of restructuring	601
Loss from sale and write-down of marketable securities		395	1,252
Amortization of premium and accretion of discount on marketable Securities, net	588
Other, including capital loss (gain)	1,455	1,224	(1,147)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	31,734	(42,714)	(5,755)
Other	(2,743)	2,698	(4,673)
Increase (decrease) in accounts payable and accruals:
Trade	(4,770)	5,822	1,434
Deferred income	(8,522)	1,489	7,085
Other	(5,962)	4,616	8,785
Decrease (increase) in inventories	11,925	6,870	(19,018)

Net cash provided by operating activities—continuing operations	22,929	51,620	58,082
Net cash used in operating activities—discontinued operations		(787)	(8,972)

Net cash provided by operating activities	$22,929	$50,833	$49,110

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(9,611)	(7,554)	(6,752)
Withdrawal (placement) of bank deposits	142,278	(142,325)	(2,780)
Redemption (purchase) of marketable securities	(15,614)	1,967	6,742
Other investments		(2,810)
Proceeds from disposal of property, plant and equipment	3,036	35	20
Decrease (increase) in funds in respect of employee rights upon retirement	(254)	331	(617)

Net cash provided by (used in) investing activities—continuing operations	119,835	(150,356)	(3,387)
Net cash provided by (used in) investing activities—discontinued operations		9,155	(268)

Net cash provided by (used in) investing activities	$119,835	$(141,201)	$(3,655)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan	(32,000)	(32,000)	(32,000)
Issuance of shares, net		90,683
Employee stock options exercised	719	2,063	902
Acquisition of treasury shares	(1,959)
Acquisition of non-controlling interest			(511)

Net cash provided by (used in) financing activities—continuing operations	$(33,240)	$60,746	$(31,609)

Net cash provided by (used in) financing activities	$(33,240)	$60,746	$(31,609)
CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS			$(220)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	109,524	(29,622)	13,626
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	151,237	180,859	167,233

CASH AND CASH EQUIVALENTS AT END OF YEAR	260,761	151,237	180,859
LESS—CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS AT END OF YEAR			1,356

CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT END OF YEAR	$260,761	$151,237	$179,503

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$3,495	$5,239	$6,354

Income taxes paid	$5,970	$3,637	$4,791

Income taxes refunded	$390	$2,437	$2,417

Purchase of property, plant and equipment on credit	$1,635	$1,300

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

(iv)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES (continued):

and expenses during the reporting years. Actual results could differ from those estimates. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, inventories, goodwill, intangible assets, property, plant and equipment, deferred tax assets, provision for uncertain tax positions, provision for doubtful accounts and employee compensation in connection with equity awards.

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

Orbotech’s holding in OLTS, is currently approximately 75.4% on a fully diluted basis and is anticipated to increase to approximately 79.5% upon certain non-controlling parties exercising their yearly put options, and following additional investments, which are expected to occur in 2013.

A portion of OLTS’s equity interest is held by the two developers of certain of OLTS’s technology. The Company has granted each of these two developers a put option to sell a portion of his holdings in OLTS to the Company. There is a limit on the number of equity interest units that these two developers may require the Company to purchase, upon exercise of this put option, during any twelve month period. These put options will expire on December 31, 2014. The purchase price to be paid by the Company upon the exercise of each put option is based initially on the Company’s valuation of OLTS used in the framework of equity investments in OLTS prior to exercise of the put option. Upon the achievement of a certain financial milestone by OLTS, the purchase price shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. During 2012, 2011 and 2010, these put options were exercised by the two developers and the Company purchased a portion of their equity interests in OLTS for approximately $0.7 million in cash in each of these years, recorded as research and development expenses. In addition to the put options referred to above, each of the two developers was granted an additional put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These additional put options shall become exercisable starting in 2015, subject to their continued employment and the achievement of a certain financial milestone by OLTS in the fiscal year immediately preceding the year in which the put option is exercised. The purchase price to be paid by the Company upon the exercise of this put option shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. Both put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

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

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits. Such short-term deposits are in Dollars and bear interest at an average annual rate of 0.34%.

e.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2012 and 2011, most of the Company’s cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. The Company is of the opinion that the credit risk in respect of these balances is not material.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain economies, the Company may require letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, the Company sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. The resulting costs related to the letters of credit and promissory notes are charged to ‘financial expenses—net’, as incurred. During the years ended December 31, 2012, 2011 and 2010, the Company sold face amounts of $33.7 million, $79.0 million and $52.0 million, respectively, of these letters of credit and promissory notes.

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

The Company accounts for investments in marketable securities in accordance with Accounting Standard Codification (“ASC”) No. 320, “Investments—Debt and Equity Securities”. Quoted corporate and government debentures, which the Company intends to hold to maturity, are stated at amortized cost.

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

Investments in shares of an entity over which the Company has significant influence but owns less than a controlling voting interest (an “Associated Company”), are accounted for using the equity method, except for Frontline. Significant influence is presumed to exist when the Company holds between 20%-50% of an Associated Company’s voting instruments.

j.	Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

%
Machinery and equipment	10-20
(mainly 20)
Leasehold improvements	Over the term of the lease (mainly 10)
Building	3
Office furniture and equipment	6-15
Computer equipment	20-33
Vehicles	15; 20

k.	Goodwill

Goodwill is not amortized, but rather tested for impairment annually, as of September 30 of each year, or whenever events or circumstances present an indication of impairment, by assessing the fair value of the Company’s various reporting units.

The goodwill impairment test is applied by performing a qualitative assessment before calculating the fair value of the reporting unit. If, on the basis of qualitative factors, it is considered not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. Otherwise, goodwill impairment is tested using a two-step approach.

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

As a result of performing the annual impairment tests, on September 30, 2012, 2011 and 2010, the Company determined that there was no impairment with respect to goodwill.

l.	Other intangible assets

Acquired intangible assets are presented at cost, net of accumulated amortization and impairments. These intangible assets consist primarily of intellectual property and customer relations and are being amortized mostly over periods of seven, but in some cases up to twelve, years.

m.	Impairment of long-lived assets

Long-lived assets, including definite life intangible assets, held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values. In the year ended December 31, 2012, an impairment charge of $30.1 million of intangible assets was recognized (see note 5).

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

The Company’s revenue arrangements contain multiple elements, as it grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly, is insignificant and is treated according to accounting guidance for contingencies. In addition, the Company defers the value of the installation and recognizes it upon installation.

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

When a sales arrangement contains multiple elements, such as product installation and warranty, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, and otherwise is based on third party evidence (“TPE”) or on the estimated selling price (“ESP”) if neither VSOE nor TPE is available. The Company generally utilizes the ESP due to the nature of its products.

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

Tax liabilities which would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize, these investments.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES (continued):

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the spot component are recorded in other comprehensive income, as ‘gains (losses) in respect of derivative instruments designated for cash flow hedge, net of taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, and hedge components such as time value, excluded from assessment of effectiveness testing, are recognized immediately in the statement of operations among ‘financial expenses—net’. Changes in the fair value of other derivatives not designated as hedging instruments are recognized in the statement of operations among ‘financial expenses—net’.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item. Cash flows from other economic derivatives remain part of cash flows from operating activities.

t.	Share-based compensation

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

Certain equity awards are subject to forfeiture should the Company fail to attain specified performance goals. The fair value of these awards is estimated on the date of grant using the same option valuation model used by the Company for non-performance equity awards. For so long as the Company assumes that performance goals will be achieved, compensation cost is recorded with respect thereto. If and when a point in time is reached that the Company believes the performance goals will not be achieved, it will then reverse the share-based compensation expenses for all vesting periods completed through such date.

Equity awards granted to non-employees (namely, employees of Frontline and consultants) are re-measured at each reporting period at fair value until they have vested. The fair value of equity awards is charged to statement of operations over the service period.

Liability awards are measured at fair value and are re-measured at each reporting period until settled. The fair value of liability awards is charged to statement of operations over the service period.

u.	Comprehensive income (loss)

In addition to net income (loss), comprehensive income includes: (i) gains or losses in respect of derivative instruments designated as cash flow hedges’ net of tax; (ii) unrealized gains and losses arising from securities classified as available-for-sale (including other-than-temporary impairment not attributed to credit loss); and (iii) foreign currency translation adjustments.

v.	Earnings (loss) per share

Basic earnings (loss) per share are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted earnings (loss) per share, the potential dilutive

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES (continued):

effect of outstanding equity awards is taken into account using the treasury stock method. In 2012, outstanding equity awards were not taken into account due to their anti-dilutive effect.

w.	Impact of recently issued accounting pronouncements

In 2011, the FASB amended its guidance regarding presentation of comprehensive income. The amendment eliminates the option to present items of other comprehensive income in the statement of changes in equity and requires an entity to present the components of net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements. The Company adopted this amendment on January 1, 2012. The adoption changes the way the Company presents comprehensive income because under previous guidance, the Company presented comprehensive income within the statement of changes in shareholders’ equity.

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”). ASU 2011-04 changes certain fair value measurement principles and clarifies the application of existing fair value measurement guidance. These amendments include, among other matters, (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and (3) disclosing quantitative information about the unobservable inputs used within the Level 3 hierarchy. The adoption of ASU 2011-04 on January 1, 2012 did not have a material effect on the Company’s consolidated financial statements.

NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY AND DISCONTINUED OPERATIONS:

a.	Proportionately consolidated company

The joint venture, Frontline, an Israeli limited partnership, is owned equally by the Company and Mentor Graphics Development Services (Israel) Ltd. and combines the former CAM operations of both companies.

The Company’s wholly-owned subsidiaries market and provide customer support in respect of Frontline’s products.

As more fully described in note 1b, the SEC has advised the Company that it will not object to the presentation of the Company’s interest in Frontline in the consolidated financial statements using the proportionate method as long as, inter alia, this accounting treatment is required under Israeli GAAP. Accordingly, the consolidated balance sheets as of December 31, 2012 and 2011, and the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2012, reflect the assets, liabilities, operating results and cash flow components of Frontline on the basis of the Company’s percentage of holding.

Due to the elimination of the proportionate method of consolidation for joint ventures under applicable Israeli GAAP, which became effective on January 1, 2013, commencing from the first quarter of 2013, the Company will account for its interest in Frontline using the equity method and, as a result, will report its investment as one line item within other non-current assets in the Company’s consolidated balance sheets and its share of earnings on one line in the consolidated statement of operations with the same presentation applied in all prior periods. The Company’s share in the earnings of Frontline will be presented under operating income since Frontline is integrated into the operations of the Company.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY AND DISCONTINUED OPERATIONS (continued):

The following Frontline data is reflected in the Company’s consolidated financial statements on the basis of the Company’s percentage of holding:

	December 31
	2012	2011
	$ in thousands
(i) Balance sheet data:
Assets:
Current assets	4,184	2,799
Property, plant and equipment—net	156	112
Funds in respect of employee rights upon Retirement	682	603

	5,022	3,514

Liabilities:
Current liabilities	602	553
Liability for employee rights upon retirement	999	935

	1,601	1,488

	Year ended December 31
	2012	2011	2010
	$ in thousands
(ii) Operating results data:
Revenues:
Sales of products	7,978	8,441	8,582
Services rendered	6,145	5,719	5,065
Cost of revenues:
Cost of products sold	(54)	(56)	(76)
Cost of services rendered	(2,123)	(1,983)	(1,771)
Research and development costs	(3,112)	(2,827)	(2,622)
Selling, general and administrative Expenses	(2,090)	(2,095)	(2,002)
Financial income (expenses)—net	19	36	(17)

Net income before taxes on income	6,763	7,235	7,159

(iii) Cash flow data:

Net cash provided by operating activities	7,038	7,153	6,306

Net cash used in investing activities	(126)	(32)	(70)

As to equity awards to employees of Frontline, see note 9b(iv)D.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2—PROPORTIONATELY CONSOLIDATED COMPANY AND DISCONTINUED OPERATIONS (continued):

b. Discontinued	operations:

(i)	Orbotech Medical Solutions Ltd.

On October 31, 2010, the Company and its subsidiary Orbotech Medical Solutions Ltd. (“OMS”) entered into an agreement with General Electric Company (“GE”) and a subsidiary of GE pursuant to which the subsidiary of GE acquired the assets of OMS for approximately $9.0 million in cash at closing, and up to an additional $5.0 million in cash, subject to the achievement, which is not dependent on Orbotech, of certain agreed performance-based milestones for a period of five years. As of December 31, 2012, no agreed upon milestones had been achieved. The transaction closed on February 10, 2011. Upon closing, the parties released each other from all mutual claims against one another relating to their business relations. No value was attributed to the disposition of the claims by GE against the Company. Upon closing, the Company recognized an after-tax income of approximately $6.4 million. OMS revenues were $0.8 million in the period from January 1, 2011 to February 10, 2011 and $6.1 million in 2010, respectively. OMS losses net of taxes were $1.0 million in the period from January 1, 2011 to February 10, 2011 and $4.0 million in 2010, respectively.

(ii)	Orbotech Medical Denmark A/S.

In May 2011, the management of Orbotech Medical Denmark A/S (“OMD”) acquired OMD from the Company for no consideration. OMD revenues were $3.1 million and $5.6 million in the period from January 1, 2011 to May 31, 2011 and in the year 2010, respectively. OMD losses, net of taxes, were $4.0 million and $4.7 million in the period from January 1, 2011 to May 31, 2011 and in the year 2010, respectively. OMD losses in 2010 included impairment of the remaining goodwill, of $0.7 million, and of the remaining other intangible assets of $0.8 million.

(iii)	Summarized financial information for the combined discontinued operations is set forth below:

	January 1 through the respective closing dates	Year ended December 31
	2011	2010
	$ in thousands
Total revenues	3,924	11,692

Income (loss) before income tax benefit	1,838	(9,460)
Income tax benefit (expenses)	(475)	743

Income (loss) from discontinued operations, net of tax	1,363	(8,717)

Income (loss) per share (basic) from discontinued operations	$0.03	$(0.25)

Income (loss) per share (diluted) from discontinued operations	$0.03	$(0.25)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3—INVENTORIES

	December 31
	2012	2011
	$ in thousands
Components:
For manufacturing of systems, net*	31,409	43,084
For servicing of systems	26,675	31,869

	58,084	74,953
Work in process	9,933	9,189
Finished products	25,837	20,967

	93,854	105,109

*	The changes in the inventory write-down provision are as follows:

	Year ended December 31
	2012		2011	2010
	$ in thousands
Balance at beginning of year	6,959		1,386	3,160
Additional provision made during the year	10,982	*	6,743
Provision utilized upon disposal of inventories	(6,774)		(1,170)	(1,774)

Balance at end of year	11,167		6,959	1,386

*	Included in write-down of inventories of $14,255,000.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4—PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets

Composition of assets, grouped by major classifications, is as follows:

	December 31
	2012	2011
	$ in thousands
Cost:
Machinery and equipment	28,638	24,512
Leasehold improvements	39,939	37,977
Land and buildings	5,928	9,602
Office furniture, equipment	10,028	10,074
Computer equipment	40,868	39,278
Vehicles	473	487

	125,874	121,930
Less—accumulated depreciation and amortization	101,159	95,266

	24,715	26,664

b.	Depreciation and amortization

Depreciation and amortization expenses totaled $8,057,000, $7,654,000 and $9,489,000 in the years ended December 31, 2012, 2011 and 2010, respectively.

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill:

(i)	Composition

Goodwill balance as of December 31, 2012 and 2011 was $12.4 million, virtually all of which relates to the Company’s PCB operations.

(ii)	Annual goodwill impairment test

As mentioned in note 1k, the Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5—GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

b.	Other intangible assets

The amortized balance of other intangible assets is composed as follows:

	December 31
	2012	2011
	$ in thousands
Cost:
Intellectual property	65,095	65,095
Customer relations	31,063	31,063

	96,158	96,158

Less:
Impairment charges	30,142
Accumulated amortization	51,574	41,667

	14,442	54,491

During 2012, in light of the extended downturn in the FPD industry, the Company tested whether the intangible assets acquired as part of the PDI acquisition should be impaired, based on cash flow projections and fair value estimates. The determination of cash flow was based on the Company’s strategic plans and long-range planning forecasts. The growth rates included in the plans were based on industry and Company specific data. The profit margin assumptions included in the plans were projected based on the current cost structure and anticipated cost changes. As a result of the foregoing, the Company determined that the carrying amount of certain intangible assets, primarily existing technology and customer relations allocated to FPD division, exceeded their fair value by $30.1 million. For discussion of Level 3 fair value inputs, see note 11c.

As a result, an impairment charge of $30.1 million was recorded in 2012.

Amortization of other intangible assets totaled $9,907,000, $12,304,000 and $14,176,000 in the years ended December 31, 2012, 2011 and 2010, respectively.

Estimated amortization expense for the years stated below is as follows:

$ in thousands
Year ending December 31:
2013	4,048
2014	4,048
2015	3,260
2016	873
2017	813
2018-2019	1,400

14,442

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6—LONG-TERM BANK LOAN

In 2008, in connection with Company’s acquisition of Photon Dynamics, Inc.(“PDI”) on October 2, 2008 (the “PDI Closing Date”) , the Company and Israel Discount Bank Ltd. (“Discount Bank”) entered into a Financing Agreement, which has been amended and clarified from time to time (the “Loan Agreements”), pursuant to which the Company borrowed $160.0 million.

In 2012, the Company repaid $32.0 million principal amount under the Loan Agreements and a net remaining principal amount of $64.0 million was outstanding at December 31, 2012, repayable over the period ending December 21, 2014. As of December 31, 2012, the interest rate on $24.0 million of this debt is fixed at a rate of 4.88% and the interest rate on the remaining $40.0 million is variable. The interest rate on that portion of the loan which bears variable interest under the Loan Agreements is based on Discount Bank’s cost (which is determined with reference to the London Interbank Offered Rate) plus 2%. The actual interest rate on the outstanding variable rate debt at December 31, 2012 was 3.33% and at December 31, 2011 was 3.59%.

The Loan Agreements contain provisions pursuant to which the Company has agreed to comply with various affirmative and negative covenants, including certain financial covenants, reporting requirements and covenants that restrict the creation of charges and pledges (other than certain specific charges as listed therein) on its assets in favor of others, the sale of certain assets and certain acquisition and merger activities without Discount Bank’s consent. These covenants generally apply until the loan is repaid in full. The financial covenants require that the Company’s shareholders’ equity (defined by reference to the Company’s consolidated financial statements as including loans made by the shareholders to the Company that are subordinate to the bank financing after deducting loans made by the Company to the shareholders and shareholder withdrawals of any type whatsoever) for each quarter commencing from the consolidated balance sheet as of March 31, 2011 shall be no less than the greater of $300.0 million or 30% of the total assets as reflected on the Company’s consolidated balance sheet.

The financial covenants also require that the Company’s annual consolidated EBITDA (as defined below) commencing from the year ended December 31, 2011 and onwards shall be no less than $40.0 million. This covenant is to be tested annually by reference to the consolidated financial statements as of the end of each calendar year. In December, 2012, Discount Bank agreed with the Company that, for the year 2012 only, the Company’s annual consolidated EBITDA shall be not less than $28.0 million.

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

In addition, the Company is required at all times to keep and maintain a cash reserve (or cash equivalent) that is free and clear of any liens, charges or pledges (other than in favor of Discount Bank) in an aggregate

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6—LONG-TERM BANK LOAN (continued):

amount exceeding the total amount of the principal and interest due on its Financial Debt within the immediately following one year period, as determined in accordance with the Company’s consolidated balance sheet.

As part of the Loan Agreements, the Company created a floating charge on all of its assets and a fixed charge on the shares of PDI held by Orbotech, Inc. as security for repayment of amounts due to Discount Bank under the Loan Agreements. These charges were security for the repayment of amounts under the Loan Agreements.

As of December 31, 2012, the Company was in compliance in all respects with the covenants in the Loan Agreements.

On December 20, 2012, the Company notified Discount Bank of its intention to prepay $32.0 million of the outstanding principal, as permitted under the Loan Agreements. During February 2013, the Company paid $32.0 million of the outstanding principal amount of the Loan and agreed with Discount Bank to replace its floating charge, as described below. As of February 11, 2013: (i) a principal aggregate amount of $12.0 million remained outstanding under the fixed interest component, and (ii) a principal aggregate amount of $20.0 million remained outstanding under the variable interest component. Under arrangements agreed with Discount Bank in connection with this prepayment, the Loan will continue to be repaid quarterly through December 21, 2013 whereupon it is expected to be fully repaid. As a result of this, the Company classified the entire balance of the loan as of December 31, 2012 under current maturities of long-tem bank loan.

As noted above, the floating charge created on behalf of Discount Bank on all of the Company’s assets was replaced in February 2013 by an undertaking by Orbotech Ltd. not to create charges on its assets and to refrain from certain other activities without Discount Bank’s consent (a “Negative Pledge”). Similarly, in February 2013, the floating charge created on behalf of Bank Hapoalim Ltd. (“Hapoalim”) (see Note 8c) was replaced with a substantially similar Negative Pledge.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7—LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT (continued):

Severance pay expenses were $2,663,000, $2,403,000 and $2,170,000 in the years ended December 31, 2012, 2011 and 2010, respectively. Defined contribution plan expenses were $3,850,000, $4,083,000 and $5,239,000 in the years ended December 31, 2012, 2011 and 2010, respectively. The Company expects contribution plan expenses in 2013 to be approximately $4,000,000.

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

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. At December 31, 2012, the lease agreements for these premises expire on various dates between 2013 and 2021.

Minimum lease commitments of the Company and its subsidiaries under operating leases, at rates in effect on December 31, 2012, were as follows:

$ in thousands
Year ending December 31:
2013	9,118
2014	7,041
2015	6,136
2016	4,303
2017	4,214
2018 - 2021	15,840

46,652

The rental payments for the premises in Israel, which constitute approximately half of the above amounts, are payable in Israeli currency linked to the Israeli consumer price index (the “Israeli CPI”).

Rental expenses totaled $8,206,000, $8,549,000 and $8,454,000 in the years ended December 31, 2012, 2011 and 2010, respectively.

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

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea against the Korean subsidiary of the Company and six employees thereof related to the alleged acquisition and misuse of confidential information of certain of the Company’s significant customers in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology (the “ITA”) and the Criminal Code of Korea (the “CC”). The charges include (1) the unlawful acquisition by unjust means of certain industrial technology related to the production of active matrix organic light-emitting diode panels of Samsung Mobile Display Co., Ltd. and LG Display Co. Ltd., customers of the Company’s Korean subsidiary, that has allegedly been designated as Korean national core technology (the “Customer Technology”), (2) use of the Customer Technology by sharing and preparing certain presentation materials, (3) unlawful divulgence of the Customer Technology to other employees of the Company inside and outside of Korea, and (4) breach of trust in office by copying and divulging the Customer Technology without the customer’s permission for financial gain. On October 26, 2012, the Korean court released on bail the three Korean employees who had previously been arrested, and hearings on this matter remain ongoing. In addition, the investigation by the prosecutor into the actions of employees of the Company outside of Korea is ongoing. The Company recorded $4.0 million in costs, which is net of $1.6 million insurance reimbursement, in 2012 in connection with the ongoing Korean litigation, which are recorded in selling, general and administrative expenses, and expects to continue to incur fees and expenses associated therewith. A portion of the costs of the ongoing matter are expected to be reimbursed under the Company’s applicable insurance policies. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. However, because this is an ongoing matter, the Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to this proceeding, and the timing and amount of costs associated with the existing and any future matters. However, the ITA and the CC provide that fines of up to 1.50 billion Korean Won (approximately U.S. $1.4 million at the exchange rate of Korean Won 1067 = U.S. $1.00 in effect on December 31, 2012) may be levied on employers based on vicarious liability for convicted employees. The Company’s judgment, based on information and assesments provided by its legal advisors, is that due to the uncertainty regarding the verdict and ongoing investigation, it has not recorded any liability in respect of this matter because the Company is unable to estimate a range of reasonably possible loss with regard to such matters. Employees may also be subject to monetary penalties in addition to, or in lieu of, prison sentences. These amounts may be paid by the Company under certain circumstances. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model.

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

The Company performs certain forward transactions and other activities with Hapoalim. In connection with these activities, the Company is exposed to certain risks of loss. Hapoalim has granted the Company an approved credit risk limit of up to an aggregate amount of $22.0 million. To secure this credit risk, on October 21, 2010, Orbotech created a debenture under which an additional floating charge on all of the Company’s assets, was created in favor of Hapoalim ranking equally to that granted to Discount Bank (the “Hapoalim Debenture”). In addition, Orbotech has agreed to comply with various operating covenants, including certain reporting requirements, covenants that restrict the creation of charges and pledges on its assets in favor of third parties, the sale of certain assets and certain acquisition and merger activities, without Hapoalim’s consent. In addition, the above-mentioned debenture also contains customary provisions allowing for acceleration of repayment of all amounts owed for positions taken by the Company in connection with the performance of certain forward transactions and other activities.

As discussed, in note 6, the Hapoalim Debenture and the floating charge created on behalf of Hapoalim were replaced with a Negative Pledge

NOTE 9—SHAREHOLDERS’ EQUITY:

a.	Outstanding shares; trading market

At December 31, 2012, a total of 43,403,894 Ordinary Shares were outstanding. This does not include a total of 2,229,595 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Company, of which: (a) 1,993,293 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to shareholders of the Company nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 236,302 were owned by a subsidiary of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

On May 31, 2011, the Company completed a public offering of 7,705,000 Ordinary Shares (the “Offering”) at a public offering price of $12.50 per Ordinary Share. The gross proceeds from the Offering before the underwriting discount and other Offering expenses were approximately $96.3 million.

On November 5, 2012, the Board of Directors approved, and the Company publicly announced, the allocation of $30 million for the repurchase of Ordinary Shares. As of December 31, 2012, the Company had repurchased 236,302 Ordinary Shares under this plan for a total consideration of approximately $2.0 million.

The Ordinary Shares are traded in the United States on the Nasdaq Global Select Market under the symbol ORBK.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

b.	Equity remuneration plans:

(i)	Description of plans

The Company, through its board of directors (the “Board”) and, subject to Israeli company law, the remuneration committee of the Board (the “Remuneration Committee”), currently administers the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”) and the 2010 Equity-Based Incentive Plan (the “2010 Plan”), both of which were adopted with Orbotech shareholder approval; as well as a number of equity remuneration plans which were adopted or assumed by PDI prior to the PDI Closing Date and assumed by the Company on the PDI Closing Date in connection with the PDI Acquisition. These plans are discussed in further detail below.

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

At December 31, 2012, under the 2000 Plan, options to purchase a total of 3,689,693 Ordinary Shares (of which 2,560,028 had vested) remained outstanding, a total of 301,376 restricted shares that had been granted (of which 291,295 had vested) remained beneficially held by the grantees, and 336,420 Ordinary Shares remained available for future equity awards.

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

At December 31, 2012, under the 2010 Plan: (i) 321,372 non-performance-based RSUs and 202,844 performance-based RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 405,134 Ordinary Shares remained available for future equity awards.

(C)	PDI equity remuneration plans

On the PDI Closing Date, the Company assumed all of the equity remuneration plans which had previously been adopted or assumed by PDI and under which equity awards were outstanding immediately prior to the PDI Closing Date (collectively, the “PDI Equity Remuneration Plans”).

At December 31, 2012, under the PDI Equity Remuneration Plans collectively, options to purchase a total of 174,835 Ordinary Shares (all of which had vested) remained outstanding.

(ii)	General

The exercise price of options awarded under the 2000 Plan may not be less than 100% of the fair market value of the Ordinary Shares on the date of grant.

Generally, awards under the Company’s equity remuneration plans (other than: (i) awards to directors; and (ii) awards under the PDI Equity Remuneration Plans) vest or are settled as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years. Options generally expire seven years from the date of grant. Upon resignation by a grantee, options to the extent unexercised, and restricted share awards to the extent that the applicable restrictions have not lapsed and unvested RSUs, held by the grantee generally expire or are forfeited on the earlier of the date of notice of resignation and the date of termination of employment or services.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

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

Stock options under the PDI Equity Remuneration Plans generally vested over a 48-60 month period, in monthly installments after an initial ‘cliff’ vesting event six months from the grant date and expire either seven or ten years from the grant date. RSUs under the PDI Equity Remuneration Plans generally vested in equal annual installments over two, three or four year periods from the grant date. Equity awards (including both options and RSUs) under the PDI Equity Remuneration Plans usually expire upon termination of the grantee’s continuous service; however, in most cases optionees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options to the extent that they had vested on the date of termination of continuous service.

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

At December 31, 2012, under all of the Company’s equity remuneration plans (including the PDI Equity Remuneration Plans), equity awards (comprised of stock options, restricted shares and RSUs) with respect to a total of 4,690,120 Ordinary Shares were outstanding (of which 3,026,158 had vested) and 741,554 Ordinary Shares remained available for future equity awards.

The compensation cost charged against income for the Company’s equity remuneration plans during 2012, 2011 and 2010 was $2.9 million, $3.6 million and $4.7 million respectively, without any reduction in income taxes.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

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

The fair value of each restricted share or RSU awarded is determined based on the market price of the Ordinary Shares on the date of grant.

(C)	Employee equity awards:

1.	Options

	Year ended December 31, 2012
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	3,913,259	11.43
Changes during year:
Granted (1)	441,238	8.58
Exercised	(141,167)	4.58
Forfeited or expired	(423,900)	16.97

Outstanding at end of year	3,789,430	10.73	3.53	3,297

Exercisable at end of year	2,687,140	11.23	2.71	2,996

(1)	Including options to purchase a total of 40,088 Ordinary Shares awarded to directors of the Company, at an exercise price of $9.40 per share.

The aggregate intrinsic value represents the total pretax capital gain that would have been received by the holders of all ‘in-the-money’ options had they exercised all such options and sold the underlying shares at the closing price of the Ordinary Shares on December 31, 2012 (which was $8.47).

The weighted average grant date fair value of employee options granted during the years ended December 31, 2012, 2011 and 2010 was $3.15, $3.83 and $3.83, respectively. The total intrinsic value of employee options exercised during the years ended December 31, 2012, 2011 and 2010 was $0.8 million, $2.5 million and $1.0 million, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

2.	Restricted shares

	Year ended December 31, 2012
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	56,131	11.59
Changes during year:
Awarded (*)	1,956	9.40
Vested	(48,006)	11.77
Forfeited	0	N/A

Non-vested at end of year	10,081	10.29

(*)	To one director of the Company.

The weighted average grant date fair value of employee restricted shares awarded during the years ended December 31, 2011 and 2010 was $ 12.48 and $10.28, respectively.

The total fair value of employee restricted shares vested during the years ended December 31, 2012, 2011 and 2010 was $0.6 million, $0.9 million and $1.0 million, respectively.

3.	RSUs

	Year ended December 31, 2012
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	463,666	9.80
Changes during year:
Awarded	249,826	8.61
Settled	(179,899)	8.82
Forfeited	(16,877)	9.05

Outstanding at end of year	516,716	9.57

The weighted average grant date fair value of employee RSUs awarded during the years ended December 31, 2011 and 2010 was $10.43 and $10.75, respectively.

The total intrinsic value of employee RSUs settled during the year ended December 31, 2012, 2011 and 2010 was $1.5 million, $1.9 million and $1.5 million, respectively.

4.	Black-Scholes data

In calculating the fair value of options granted to employees under share-based remuneration arrangements during 2012, 2011 and 2010, the Company used the following assumptions: dividend yield of 0% and expected life of 4.5 years in each year; expected volatility of: 2012—42.6%, 2011—43.2% and 2010—41% ; and risk-free interest rate of: 2012—1.5%, 2011—1.5%, 2010—1.5% .

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

5.	Unrecognized compensation expense

At December 31, 2012, there was $2.1 million of total unrecognized compensation cost related to non-vested employee options, $3.0 million of total unrecognized compensation cost related to non-vested employee RSUs and $0.1 million unrecognized compensation cost related to non-vested employee restricted shares, granted under the Company’s equity remuneration plans. That cost is generally expected to be recognized over a period of four years.

(D)	Non-employee equity awards:

1.	Options

	Year ended December 31, 2012
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	89,773	14.63
Changes during year:
Granted	8,700	8.49
Exercised	(4,125)	3.98
Forfeited or expired	(19,250)	24.27

Outstanding at end of year	75,098	12.03	3.71	38

Exercisable at end of year	47,723	13.09	2.63	38

The weighted average grant date fair value of non-employee options granted during the years ended December 31, 2012, 2011 and 2010 was $3.54, $4.06 and $5.13, respectively. The total intrinsic value of non-employee options exercised during the years ended December 31, 2012, 2011 and 2010 was $27,300, zero and $6,400, respectively.

2.	Restricted shares

	Year ended December 31, 2012
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	500	11.84
Changes during year:
Awarded	0	N/A
Vested	(500)	11.84

Non-vested at end of year	—

No restricted shares were awarded to non-employees during the years ended December 31, 2011 and 2010.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9—SHAREHOLDERS’ EQUITY (continued):

The total fair value of non-employee restricted shares vested during the years ended December 31, 2012, 2011 and 2010 was $4,000, $9,000 and $17,000, respectively.

3.	RSUs

	Year ended December 31, 2012
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	5,000	10.43
Changes during year:
Awarded	3,500	8.49
Settled	(1,000)	10.75
Forfeited	—	N/A

Outstanding at end of year	7,500	9.48

The weighted average grant date fair value of non-employee RSUs awarded during the year ended December 31, 2012 and 2010 was $10.21 and $10.75, respectively.

No non-employee RSUs were settled during the years ended December 31, 2011 and 2010.

4.	Black-Scholes data

In calculating the fair value of options granted to non -employees under share-based remuneration arrangements during 2012, 2011 and 2010, the Company used the following assumptions: dividend yield of 0% and expected life of 7 years in each year; expected volatility of: 2012—38.1%, 2011—37.6 % and 2010—41%; and risk-free interest rate of: 2012—1.5%, 2011—1.5 % and 2010—1.5%.

5.	Unrecognized compensation expense

At December 31, 2012, there was $0.1 million of total unrecognized compensation cost related to non-vested non-employee options and non-employee restricted shares.

c.	Dividends

The distribution of cash dividends out of all the retained earnings of the Company (approximately $229 million as of December 31, 2012) would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax.

In the event that cash dividends are declared by the Company, such dividends could be declared and paid in Israeli currency.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Additional amendments to the Approved Enterprise Law became effective in January 2011 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the uniform tax rate on such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—TAXES ON INCOME (continued):

and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. As with dividends distributed from taxable income derived from an Approved Enterprise or Benefiting Enterprise during the applicable benefits period, dividends distributed from Preferred Income would be subject to a 15% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld by the distributing company, provided however that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises, no additional tax liability will be incurred by the Company in the event of distribution of dividends from Preferred Income.

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

Income not eligible for benefits under the Approved Enterprise Law mentioned in a. above is taxed at the corporate tax rate of 25% in 2010, 24% in 2011 and 25% in 2012.

(ii)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be liable to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The Company’s management has determined not to distribute any amounts of its undistributed income as a dividend if such distribution would result in a tax liability. The Company intends to reinvest the amount of such tax income; accordingly, no deferred income taxes have been provided for.

d.	Carryforward tax losses

Carryforward tax losses totaled approximately $213.0 million at December 31, 2012, of which $83.0 million have no expiration date. As of December 31, 2012, a U.S. subsidiary had a federal net operating tax loss carryforward of approximately $130.8 million, which is included in the above $213.0 million amount of the carryforward tax losses. The federal operating losses carryforward can be offset against taxable income for 15-20 years and expires from 2017-2027. The Company believes that, as a result of having undergone an “ownership change” within the meaning of Section 382 of the Internal Revenue Code, its ability to use its net operating loss carryforwards and other tax attributes to offset future U.S. taxable income, and thereby reduce its tax liability, is limited.

As of December 31, 2012 and 2011, valuation allowance in the amount of approximately $48.4 million and $24.0 million, respectively, has been recorded in respect of deferred tax assets relating to these losses.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—TAXES ON INCOME (continued):

Carryforward capital losses for tax purposes totaled approximately $19.0 million at December 31, 2012. Such losses have no expiration date.

e.	Deferred income taxes

Provided in respect of the following:

	December 31
	2011	2012
	$ in thousands
Provision for vacation pay	553	680
Accrued severance pay	3,513	3,216
Carryforward tax losses	66,120	53,116
Research and development costs	5,415	4,197
Taxes on undistributed income of Israeli subsidiary	(2,236)	(3,517)
Intangible assets	(5,777)	(21,500)
Other	3,267	3,696

	70,855	39,888
Less—valuation allowance*	51,595	26,068

	19,260	13,820

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2011	2010	2012
	$ in thousands
Balance at beginning of year	26,068	21,744	24,379
Additions (reductions) during the year	25,527	4,324	(2,635)

Balance at end of year	51,595	26,068	21,744

Deferred taxes are included in the balance sheets as follows:

	December 31
	2011	2012
	$ in thousands
Assets:
Current deferred income taxes	7,862	6,580
Non-current deferred income taxes	13,634	8,999

	21,496	15,579

Liability-
Non-current deferred income taxes	2,236	1,759

	19,260	13,820

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—TAXES ON INCOME (continued):

Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred taxes are computed for the Company and its Israeli subsidiaries at tax rates ranging from 10% to 25%. For non-Israeli subsidiaries, the deferred taxes are computed at applicable tax rates, ranging from 16.5% to 42%.

As stated in a. above, part of the Company’s income is tax-exempt due to the approved enterprise status granted to most of the Company’s production facilities. The Company has decided to permanently reinvest the amount of the tax-exempt income and not to distribute such income as cash dividends. Accordingly, no deferred income taxes have been provided in respect of such tax-exempt income.

The amount of tax that would have been payable had such exempt income earned through December 31, 2012 been distributed as dividends is approximately $30.1 million.

f.	Taxes on income included in the income statements

As follows:

	Year ended December 31
	2012	2011	2010
	$ in thousands
Current:
Israeli	578	(275)	(1,226)
Non-Israeli	5,318	5,369	12,489

	5,896	5,094	11,263

Deferred:
Israeli	(4,985)	3,110	(1,469)
Non-Israeli	(455)	(527)	(2,397)

	(5,440)	2,583	(3,866)

Total income taxes expense	456	7,677	7,397

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—TAXES ON INCOME (continued):

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax expense:

	Year ended December 31
	2012	2011	2010
	$ in thousands
Income (loss) from continuing operations before taxes on income*	(45,916)	53,510	50,403

Theoretical tax expense (benefit) on the above amount	(11,479)	12,842	12,600
Less—tax benefits arising from approved enterprises	(2,495)	(4,731)	(529)

	(13,974)	8,111	12,071
Increase (decrease) in taxes resulting from:
Different tax rates applicable to non-Israeli
subsidiaries	(9,141)	(4,064)	(2,192)
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes—net	(173)	3,969	5,970
Deferred taxes on losses for which valuation allowance was provided	(1,529)	(4,532)	(5,232)
Other	(254)	(131)	(585)
Net change in valuation allowance	25,527	4,324	(2,635)

Actual tax expense	456	7,677	7,397

*As follows:
Taxable in Israel	(3,885)	19,332	(9,582)
Taxable outside Israel	(42,031)	34,178	59,985

	(45,916)	53,510	50,403

g.	Tax assessments

The Company files income tax returns in multiple jurisdictions having varying statutes of limitations. For the various tax years through 2008, the Company and most of its subsidiaries have either received final tax assessments or the applicable statute of limitations rules have become effective. Open tax years in the following major jurisdictions are: Israel—2009 and onwards; Hong Kong—2006 and onwards; United States and Japan—2008 and onwards.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10—TAXES ON INCOME (continued):

h.	Uncertain tax positions

Following is a roll-forward of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ending on December 31, 2012, 2011 and 2010 (not including interest or penalties):

	Year ended December 31
	2012	2011	2010
	$ in thousands
Balance at beginning of year	18,301	17,243	13,239
Increases in unrecognized tax benefits as a result of tax positions taken during the year	1,121	4,269	7,893
Decrease in unrecognized tax benefits as a result of tax positions taken during a prior year, net	(121)	(1,582)	(317)
Decreases in unrecognized tax benefits as a result of statute of limitations expirations and tax audits	(985)	(1,629)	(3,572)

Balance at end of year	18,316 *	18,301 *	17,243 *

*	Of which $3,348,000 at December 31, 2012, $2,930,000 at December 31, 2011 and $5,240,000 at December 31, 2010 are classified as short term liabilities.

As of December 31, 2012, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

In the years ended December 31, 2012, 2011 and 2010, the Company recorded net interest and penalties expenses (income) for uncertain tax positions in the amounts of $0.2 million, $0.6 million and $(0.1) million respectively, included in income tax expense in the statements of operations. As of December 31, 2012 and 2011, the amounts of interest and penalties accrued on the balance sheet related to unrecognized tax benefits were approximately $1.8 million and $1.6 million, respectively, which is included within income tax accruals, on the balance sheets.

NOTE 11—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates. The Company enters into forward exchange contracts to hedge its balance sheet exposures as well as certain future cash flows in connection with payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies.

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

As stated in note 1s, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2012 were as follows:

$ in millions
Forward exchange contracts for conversion of:
Euros into Dollars	44.8

Japanese Yen into Dollars	62.7

Dollars into NIS	29.7

Korean Won into Dollars	11.1

Taiwan Dollars into Dollars	9.5

The terms of all of these currency derivatives are less than one year.

The following table summarizes activity in accumulated other comprehensive income related to derivatives classified as cash flow hedges held by the Company during the reported years:

	Year ended December 31
	2012	2011	2010
	$ in thousands
Balance at beginning of year	(600)	581	2,657
Unrealized gains (losses) from derivatives	498	(267)	4,399
Reclassifications into earnings from other comprehensive income (loss)	595	(805)	(6,444)
Tax effect	135	(109)	(31)

Balance at end of year	628	(600)	581

c.	Fair value of financial instruments

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012 and 2011, consistent with the fair value hierarchy provisions of the applicable accounting rules:

	Fair value measurements at reporting date using
	Level 1	Level 2	Level 3	Total
	$ in thousands
December 31, 2012:
Assets:
Derivative assets designated as hedging instruments		648		648

Derivative assets not designated as hedging instruments		1,690		1,690

Marketable Securities	15,026			15,026

Liabilities -
Derivative liabilities not designated as hedging instruments		573		573

December 31, 2011:
Assets:
Derivative assets designated as hedging instruments		11		11

Derivative assets not designated as hedging instruments		14		14

Liabilities -
Derivative liabilities designated as hedging instruments		575		575

Derivative liabilities not designated as hedging instrument		315		315

1.	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Marketable securitiies are value primariliy based on quoted market prices in active markets. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

2.	Level 2—Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly. Derivaties, as described in b. above, are of value primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies and the Company therefore has the ability to perform an independent verification to validate the quotation obtained.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11—FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

3.	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company’s auction-rate securities, which have experienced a lack of liquidity and therefore did not have an active market of observable prices, were measured separately at fair value, which was determined using a valuation model. The valuation model relies on Level 3 inputs including, among others things: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect the uncertainty of current market conditions; (iii) consideration of the probabilities of default, auction failure or repurchase at par for each period; (iv) assessments of counterparty credit quality; (v) estimates of recovery rates in the event of default for each security; and (vi) overall capital market liquidity. These estimated fair values are subject to uncertainties that are difficult to predict; therefore, such auction-rate securities have been classified as Level 3 fair value hierarchy.

The following table summarizes the activity for those financial assets (auction rate securities) where fair value measurements are classified as Level 3:

2011
$ in thousands
Balance at January 1, 2011	2,362
Amount realized	(1,967)
Net change in fair value:
Recorded as financial expenses	(395)

Balance at December 31, 2011	—

NOTE 12—SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

Substantially all of the Company’s cash and cash equivalents bear interest. The annual interest rates as of December 31, 2012 ranged up to 0.85%.

b.	Marketable securities:

Held- to- maturity securities:

At December 31, 2012 the amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

	Amortized cost	Aggregate fair value	Unrealized Gains	Unrealized losses
	$ in thousands
December 31, 2012:
Government and corporate debentures :
Classified as short term	2,238	2,221		(17)
Classified as long term*	12,788	12,831	97	(54)

	15,026	15,052	97	(71)

*	Matured in less than 5 years.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12—SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

c.	Accounts receivable:

(i)	Trade accounts receivable are presented net of an allowance for doubtful accounts, the balance and the changes in the allowance are comprised as follows:

	Year ended December 31
	2012	2011	2010
	$ in thousands
Balance at beginning of year	4,330	7,545	9,195
Increase (decrease) during the year	1,849	(1,265)	(721)
Bad debt written off	(1,614)	(1,950)	(929)

Balance at end of year	4,565	4,330	7,545

Year ended December 31
2012	2011
$ in thousands
(ii)	Other:

Employees	1,362	1,648
Prepaid expenses	12,878	10,822
Deposits in respect of rent and other	4,042	4,270
Israeli Government departments and agencies (mainly value added tax refundable)	1,741	3,893
Advance payments to suppliers	1,725	1,536
Derivative assets	2,338	26
Sundry	5,822	3,968

	29,908	26,163

d.	Accounts payable and accruals—other

	December 31
	2012		2011
	$ in thousands
Employees and employee institutions	15,380		23,401
Government departments and agencies	7,238		8,865
Provision for restructuring	1,396
Derivative liabilities	573		890
Accrued expenses	22,524	*	21,901
Sundry	4,784		2,533

	51,895		57,590

*	Includes a provision of $3,273,000 for non-cancelable commitments included in the write-down of inventories of $14,255,000.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12—SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

e.	Deferred income

	December 31
	2012	2011
	$ in thousands
Deferred revenue relating to warranty commitments(*)	15,588	24,110
Deferred revenue	1,800	1,800

	17,388	25,910

*	The changes in deferred revenues relating to warranty commitments:

	Year ended December 31
	2012	2011
	$ in thousands
Balance at beginning of year	24,110	24,421
Revenue recognized during the year	(29,608)	(31,584)
Deferred revenue relating to new sales	21,086	31,273

Balance at end of year	15,588	24,110

f.	Accumulated other comprehensive income (loss)

	December 31
	2012	2011	2010
	$ in thousands
Accumulated gain (loss) in respect of derivative instruments designated for cash flows hedge, net of tax	628	(600)	581
Accumulated currency translation adjustment	—	(860)	873

	628	(1,460)	1,454

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA:

a.	Segment and geographical information:

(i)	Reportable segments:

(A)	General

The Company’s two reportable segments are as follows:

1.	Production Solutions for the Electronics Industry—this comprises the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry. The Company’s products in this segment include AOI, AOR, imaging and production systems used in the manufacture of PCBs and other electronic components and AOI, test and repair systems used in the manufacture of FPDs. The Company also markets CAM and engineering solutions for PCB production. The Company aggregates two operating segments into this reportable segment based on the similarity of their long-term economic characteristics, products and services, production processes, classes of customers, methods of distribution and inter dependence.

2.	Recognition Software—this comprises the development and marketing of check processing and healthcare revenue cycle management solutions to banks, financial and other payment processing institutions by Orbograph.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA (continued):

2.	Financial data relating to reportable segments:

	Production solutions for the electronics industry	Recognition software	Other	Total
	$ in thousands
Year ended December 31, 2012:
Revenues from unaffiliated customers:
Sales of products	238,399	8,098		246,497
Services rendered	148,030	6,204		154,234

Total revenues	386,429	14,302		400,731

Operating income (loss)	(39,371)	3,815	(5,260)	(40,816)

Assets (at end of year)	604,232	24,428	3,162	631,822

Expenditures for segment assets	9,552	59		9,611

Depreciation and amortization	17,590	195	179	17,964

Impairment of intangible assets	30,142			30,142

Year ended December 31, 2011:
Revenues from unaffiliated customers:
Sales of products	417,109	6,859		423,968
Services rendered	135,527	5,818		141,345

Total revenues	552,636	12,677		565,313

Operating income (loss)	62,624	2,725	(5,288)	60,061

Assets (at end of year)	707,360	20,608	3,936	731,904

Expenditures for segment assets	7,291	915	1,658	9,864

Depreciation and amortization	19,645	154	159	19,958

Year ended December 31, 2010:
Revenues from unaffiliated customers:
Sales of products	401,822	7,710		409,532
Services rendered	113,761	6,062		119,823

Total revenues	515,583	13,772		529,355

Operating income (loss)	60,594	3,198	(6,105)	57,687

Assets (at end of year)	583,366	12,795	1,208	597,369

Expenditures for segment assets	6,329	91	332	6,752

Depreciation and amortization	23,331	152	182	23,665

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA (continued):

3.	Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated financial statements:

	Year ended December 31
	2012	2011	2010
	$ in thousands
Total assets of reportable segments at end of year	631,822	731,904	597,369
Assets not allocated to segments	21,496	15,579	30,972

Consolidated assets at end of year	653,318	747,483	628,341

(ii)	Geographical information:

Revenues—classified by geographical area (based on the location of customers):
Sales of products:
China	77,840	193,415	101,719
Korea	40,640	69,252	141,674
Taiwan	48,694	50,829	83,045
Japan	24,723	42,995	40,846
North America (*)	23,232	33,013	22,610
Europe	9,005	13,924	16,086
Other (**)	22,363	20,540	3,552

Total sales of products	246,497	423,968	409,532

Services rendered:
China	48,986	39,014	28,978
Korea	22,314	23,602	20,171
Taiwan	26,064	24,212	21,263
Japan	20,886	20,811	19,494
North America (*)	19,944	18,427	17,275
Europe	10,866	11,301	9,899
Other (**)	5,174	3,978	2,743

Total services rendered	154,234	141,345	119,823

	400,731	565,313	529,355

(*)	mainly the United States.
(**)	mainly in the Far East.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA (continued):

(iii)	Property plant and equipment net of accumulated depreciation and amortization by geographical location:

	December 31
	2012	2011	2010
	$ in thousands
Israel	11,343	10,975	10,299
United States	1,891	5,451	5,571
Europe	9,587	6,713	5,466
Other	1,894	3,525	3,506

Total	24,715	26,664	24,842

b.	Major customers

Revenues for the years ended December 31, 2012, 2011 and 2010 included revenues recognized from major customers as below:

	Year ended December 31
	2012	2011	2010
	% of revenues
Customer A	*	*	17
Customer B	*	*	11

*Less	than 10% of the Company’s revenues

All such revenues related to the Production Solutions for the Electronics Industry segment.

c.	Cost of revenues:

	Year ended December 31
	2012*	2011*	2010
	$ in thousands
1) Cost of products sold:
Materials and subcontractors	103,070	194,819	188,471
Labor costs	15,700	22,523	16,675
Overhead and other expenses	10,484	16,670	19,494

	129,254	234,012	224,640

2) Cost of services rendered:
Materials consumed	45,704	36,728	37,691
Labor costs	37,481	33,557	30,633
Overhead and other expenses	22,784	25,145	19,937

	105,969	95,430	88,261

*	Excludes write-down of inventories and non-cancelable commitments in the amount of $14,255,000 and $6,743,000 in the years ended 2012 and 2011, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA (continued):

d.	Selling, general and administrative expenses

	Year ended December 31
	2012	2011	2010
	$ in thousands
Comprised as follows:
Selling	45,167	43,943	38,970
General and administrative	29,975	28,640	27,294

	75,142	72,583	66,264

e.	Restructuring costs

Year ended December 31
2012
$ in thousands
The primary components of the restructuring costs: Costs relating to workforce reduction	3,885
Other costs, mainly fixed assets impairment	1,178

5,063

During 2012, the Company adopted certain measures designed to realign its infrastructure with current revenue levels and business conditions. These included a reduction in the Company’s worldwide workforce, consolidation of certain Company facilities and other cost-cutting measures, and resulted in a restructuring charge of approximately $5.1 million.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13—SELECTED STATEMENT OF OPERATIONS DATA (continued):

f.	Financial expenses—net:

	Year ended December 31
	2012	2011	2010
	$ in thousands
Income:
Interest:
In respect of bank deposits and marketable securities	2,454	1,834	1,005
Other	58	83	40
Non-Dollar transaction gains—net			8

	2,512	1,917	1,053

Expenses:
Interest:
Bank loan	3,391	4,674	5,935
Costs relating to factoring of letters of credit and promissory notes	122	417	525
Net loss from sale of marketable securities		395	909
Impairment of available-for-sale securities			343
Currency translation adjustments	860
Non-Dollar transaction losses—net	2,545	2,072
Bank charges and other	694	910	625

	7,612	8,468	8,337

	(5,100)	(6,551)	(7,284)

g.	Earnings per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings per share:

	Year ended December 31
	2012	2011	2010
	In thousands
Weighted average number of shares issued and outstanding (net of treasury shares)—used in computation of basic earnings per share	43,501	39,909	34,911
Add—incremental shares from assumed exercise of options	—	907	867

Weighted average number of shares used in computation of diluted earnings per share	43,501	40,816	35,778

Diluted earnings per share for 2011 and 2010 do not reflect ‘out-of-the-money’ options to purchase respective aggregate amounts of, 2,861,827 and 1,782,069 Ordinary Shares, due to their anti-dilutive effect. Diluted earnings per share for 2012 do not reflect ‘in-the-money’ options to purchase an aggregate amount of 570,084 Ordinary shares, due to their anti-dilutive effect.