Form 20-F
period 2014-12-31
ORBOTECH LTD
filed 2015-02-27
CIK 749037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

As of December 31, 2014, the Registrant had outstanding 41,852,928 Ordinary Shares1, NIS 0.14 Nominal (par) Value each.

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

[1]	Does not include a total of 3,342,139 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Registrant or available for grant pursuant to such plans, of which: 2,712,468 were subject to outstanding share options (1,539,619 of which had vested); 440,555 were subject to outstanding and unvested restricted share units; and 189,116 remained available for future equity awards pursuant to such plans, all as of December 31, 2014, comprised of:

(a)	2,740,107 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), of which:
(i)	2,694,428 were subject to outstanding options (1,521,579 of which had vested); and
(ii)	45,679 remained available for future equity awards pursuant to the 2000 Plan;

(b)	583,992 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:
(i)	440,555 were subject to outstanding and unvested restricted share units; and
(ii)	143,437 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	18,040 Ordinary Shares issuable pursuant to options granted by Photon Dynamics, Inc. (“PDI”), prior to its acquisition by the Registrant, under PDI’s equity remuneration plans and which were assumed in connection with that acquisition (all of which had vested).

The above number of Ordinary Shares outstanding also does not include a total of 5,410,773 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Registrant, of which: (a) 1,993,918 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in nor receive any future dividends which may be paid to shareholders of the Registrant nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Registrant; and (b) 3,416,855 were owned by one or more subsidiaries of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Registrant.

Introduction

This Annual Report on Form 20-F (this “Annual Report”) relates to the Ordinary Shares New Israeli Sheqels (“NIS”) 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Annual Report, references to: (i) Orbotech Ltd. are intended to be to Orbotech Ltd. and not to any of its subsidiaries or to Frontline (as defined below); and (ii) the Company, the Registrant or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated entities which, prior to August 7, 2014, did not include SPTS Technologies Group Limited and its consolidated subsidiaries (“SPTS”).

Orbotech is principally engaged in the design, development, manufacture, marketing and servicing of cutting-edge solutions designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. The Company’s products include: direct imaging, automated optical inspection (“AOI”), automated optical repair (“AOR”) and production systems used in the manufacture of printed circuit boards (“PCB”s) and other electronic components; AOI, test, repair and process monitoring systems used in the manufacture of flat panel displays (“FPD”s); and etch, physical vapor deposition (“PVD”), chemical vapor deposition (“CVD”) and thermal processing equipment for use in the manufacture of semiconductor devices (“SD”s) such as micro-electro-mechanical systems (“MEMS”), advanced semiconductor packaging (“Advanced Packaging”), power and radio frequency (“RF”) devices and high brightness light emitting diode (“HBLED”) devices.

The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production. In addition, through its subsidiary Orbotech LT Solar, LLC (“OLTS”), the Company is engaged in the research, development and marketing of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels; and, through its subsidiary Orbograph Ltd. (“Orbograph”), in the development and marketing of character recognition solutions to banks, financial and other payment processing institutions.

The Company continues to develop technologies for use in other applications both within and outside the electronics industry and also selectively evaluates opportunities to acquire complementary technologies to further diversify its business. The Company derives a significant portion of its revenues from the service and support of its substantial installed base of products.

On July 7, 2014, the Company announced a definitive share sale agreement to acquire the entire issued share capital of SPTS Technologies Group Limited for an aggregate sum of $375.1 million (the “SPTS Acquisition”). The SPTS Acquisition closed on August 7, 2014 (the “SPTS Closing Date”), and on and after that date SPTS, which is engaged in the design, development, manufacture, marketing and servicing of etch, PVD, CVD and thermal processing equipment for use in the manufacture of MEMS, Advanced Packaging, power, RF and HBLED devices, is included in the Company’s financial results. The semiconductor device business acquired by the Company through the SPTS Acquisition, and operated as the Company’s Semiconductor Device Division, is referred to in this Annual Report as the Company’s semiconductor device (or SD) business.

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

Cautionary Statement Regarding Forward-Looking Information

This Annual Report contains certain forward-looking statements and information with respect to, among other things, the business, the industries in which the Company operates, the financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’ or ‘anticipates’, the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements appearing in Item 3 - Key Information - Risk Factors; Item 4 - Information on the Company; and Item 5 - Operating and Financial Review and Prospects regarding trends in the electronics, recognition software, solar energy and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2015 and beyond. Such statements are derived from beliefs and assumptions of the Company’s management based, in part, upon information available to the Company as of the date of this Annual Report. They reflect the views of the Company as of the date of this Annual Report with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors that may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s level of debt; Orbotech’s ability to effectively integrate and operate SPTS’s business, including with respect to internal control over financial reporting, the timing, terms and success of any strategic transaction, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter (as defined below) brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter and the other matters discussed under Item 3 - Key Information - Risk Factors.

Many of the above factors are beyond the control of the Company and almost all of them are difficult or impossible to predict with accuracy. Therefore, the Company cautions each reader of this Annual Report to consider carefully these, as well as any other specific factors discussed with each forward-looking statement in this Annual Report and as may be disclosed in the Company’s future filings with the United States Securities and Exchange Commission (the “SEC”). For more information regarding the above factors and other risks, see Item 3 - Key Information - Risk Factors.

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

3.A Selected Financial Data

The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2014, 2013 and 2012, and the consolidated balance sheet data as of December 31, 2014 and 2013, have been derived from the audited Financial Statements listed in Item 18 (the “Financial Statements”), which have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States. The Financial Statements include the financial information for SPTS from the SPTS Closing Date. The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2011 and 2010, and the consolidated balance sheet data as of December 31, 2012, 2011 and 2010, have been derived from audited consolidated financial statements not included herein that have been adjusted for the accounting of the Company’s interest in the Frontline P.C.B. Solutions Limited Partnership (“Frontline”) using the equity method and have also been prepared in accordance with U.S. GAAP. The selected consolidated financial data set forth in this Item 3.A should be read in conjunction with Item 3 - Key Information - Risk Factors, Item 5 - Operating and Financial Review and Prospects and the Financial Statements.

Statement of Operations Data:

(in thousands except per share data and footnotes)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Revenues	$582,746	$439,995	$387,008	$551,465	$516,112
Cost of revenues:
Cost of products sold and services rendered	329,553	248,455	233,447	327,715	311,458
Write-down of inventories (1)	—	—	14,255	6,743	—

Total cost of revenues	329,553	248,455	247,702	334,458	311,458

Gross profit	253,193	191,540	139,306	217,007	204,654
Research and development costs:
Expenses incurred	91,320	72,736	70,524	83,338	78,569
Less - government participations (2)	2,669	3,163	1,821	1,985	2,864

Net research and development costs	88,651	69,573	68,703	81,353	75,705
Selling, general and administrative expenses	96,169	75,948	73,051	70,489	64,262
Equity in earnings of Frontline	(5,769)	(5,553)	(6,764)	(7,236)	(7,159)
Amortization of intangible assets (3)	19,235	4,041	9,907	12,304	14,176
SPTS Acquisition costs	6,761	—	—	—	—
Restructuring charges (4)	—	—	5,063	—	—
Impairment of intangible assets (5)	—	—	30,142	—	—

Operating income (loss)	48,146	47,531	(40,796)	60,097	57,670
Financial expenses - net (6)	(9,046)	(1,191)	(5,120)	(6,587)	(7,267)

Income (loss) from continuing operations before taxes on income	39,100	46,340	(45,916)	53,510	50,403
Income tax expense	3,419	6,927	456	7,677	7,397

Income (loss) from continuing operations of the Company	35,681	39,413	(46,372)	45,833	43,006
Share in losses of an associated company	(417)	(252)	(165)	(179)	—

Net income (loss) from continuing operations	35,264	39,161	(46,537)	45,654	43,006
Income (loss) from discontinued operations, net of tax (7)	—	—	—	1,363	(8,717)

Net income (loss)	35,264	39,161	(46,537)	47,017	34,289

Loss (net income) attributable to non-controlling interests	116	840	958	322	(144)

Net income (loss) attributable to Orbotech Ltd.	$35,380	$40,001	$(45,579)	$47,339	$34,145

Amounts attributable to Orbotech Ltd.:
Income (loss) from continuing operations	35,380	40,001	(45,579)	45,976	42,862
Income (loss) from discontinued operations, net of tax	—	—	—	1,363	(8,717)

Net Income (loss) attributable to Orbotech	$35,380	$40,001	$(45,579)	$47,339	$34,145

Earnings (loss) per share:
Income (loss) from continuing operations:
basic	$0.85	$0.94	$(1.05)	$1.15	$1.23
diluted (8)	$0.83	$0.92	$(1.05)	$1.13	$1.20
Net income (loss):
basic	$0.85	$0.94	$(1.05)	$1.19	$0.98
diluted (8)	$0.83	$0.92	$(1.05)	$1.16	$0.95
Weighted average number of shares used in computation of earnings (loss) per share (9):
basic	41,703	42,571	43,501	39,909	34,911

diluted (9)	42,757	43,253	43,501	40,816	35,778

Balance Sheet Data:

(in thousands)

	At December 31,
	2014	2013	2012	2011	2010
Working capital (10)	$421,683	$412,852	$395,391	$478,085	$351,909
Long-term loans (11)	293,851	—	—	64,000	96,000
Total assets	1,033,972	636,582	654,006	748,420	629,025
Capital stock	295,219	283,283	276,958	273,058	176,698
Equity (12)	496,881	467,154	447,513	490,132	349,555

(1)	The write-downs of inventories of $14,255,000 in 2012 and $6,743,000 in 2011 primarily relate to excess inventories of components and non-cancelable commitments for certain of the Company’s FPD products and, to a small extent, for certain of the Company’s older PCB products.
(2)	The Company receives certain government funding for the development of approved projects and is not required to pay royalties on sales of products developed on the basis of such funding.
(3)	For each of the reported years up to and including 2013, the amortization of intangible assets was primarily attributable to the acquisition by Orbotech, on October 2, 2008, of PDI pursuant to the Agreement and Plan of Merger and Reorganization dated June 26, 2008 (the “PDI Acquisition”). For the year ended December 31, 2014, the amortization of intangible assets is primarily attributable to the SPTS Acquisition. Based on factors as of the date of this Annual Report, estimated amortization expense associated with intangible assets for 2015 is $33.0 million. See Note 6b to the Financial Statements.
(4)	The restructuring charge of $5,063,000 in 2012 relates to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure.
(5)	The impairment of intangible assets of $30,142,000 in 2012 is associated with the Company’s FPD business. See Notes 1l and 6b to the Financial Statements.
(6)	For each of the reported years up to and including 2013, included interest expense associated with $160.0 million borrowed from Israel Discount Bank Ltd. (the “Discount Bank Loan” and “Discount Bank”, respectively) in 2008 to complete the PDI Acquisition, offset by interest income from cash, short term bank deposits and marketable securities. In December 2013 the Company completed repayment of the entire amount outstanding under the Discount Bank Loan. For the year ended December 31, 2014, includes interest expense from August 7, 2014 in connection with $300.0 million borrowed from a syndicate of lenders with JPMorgan Chase Bank, N.A. as administrative agent, on August 7, 2014, to complete the SPTS Acquisition. For more information, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.
(7)	Income from discontinued operations, net of tax, of $1,363,000 in 2011, and losses from discontinued operations, net of tax, of $8,717,000 in 2010, is attributable to the operations of Orbotech Medical Solutions Ltd. and Orbotech Medical Denmark A/S.
(8)	Excludes equity awards outstanding at December 31, 2012, as their inclusion would be anti-dilutive.
(9)	The actual number of Ordinary Shares outstanding at December 31, 2011 was 43,312,049.
(10)	Working capital is defined as current assets less current liabilities.
(11)	Net of current maturities.
(12)	Comprising Orbotech Ltd. shareholders’ equity and non-controlling interests.

As of December 31, 2014, Orbotech, Inc. had $299.25 million principal amount of secured indebtedness guaranteed by Orbotech Ltd. and its subsidiaries in Hong Kong, Israel, Singapore, the United States and the United Kingdom. This indebtedness was incurred to finance a portion of the purchase price of the SPTS Acquisition. The Company has not paid any cash dividends in the last five years. On February 27, 2014, the Company announced a program for the repurchase of Ordinary Shares, which was terminated on August 5, 2014, in anticipation of the closing of the SPTS Acquisition. See Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

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

Although we recorded net income of $35.4 million, $40.0 million, $47.3 million and $34.1 million for the years ended December 31, 2014, 2013, 2011 and 2010, respectively, we recorded a net loss of $45.6 million for the year ended December 31, 2012, and historically have also recorded net losses in certain prior years. Our ability to sustain profitability in the future depends in part on the global economy, the rate of growth of, and changes in technology trends in, the industries in which we currently or may in the future operate, our ability to develop and manufacture new products and technologies in a timely manner, the competitive position of our products, the continued acceptance of our products by our customers and in the industries that we serve and our ability to manage expenses. We have from time to time in the past undertaken cost cutting initiatives in response to economic conditions, including reducing our worldwide workforce. In the future, we may again have to undertake cost reduction initiatives, which could lead to a deterioration of our competitive position, and any difficulty in reducing our cost structure could negatively impact our results of operations and cash flow in the future. We cannot assure you that we will continue to remain profitable or that we will not report losses in future periods.

(b) We are dependent upon the worldwide electronics industry and unfavorable economic conditions and low capital expenditures may negatively impact our operating results.

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, we depend upon the need by manufacturers of PCBs, FPDs, SDs and others in the electronics supply chain to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their manufacturing processes. These spending levels are impacted by the actual and expected worldwide level of demand for consumer end-products that utilize PCBs, FPDs, SDs and other electronic components in their production processes, including, among others, smartphones, tablets, computers, televisions, automobiles and portable electronic devices and for products used in automotive, medical, industrial, telecommunications and military applications. Demand for consumer end-products is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down and/or periods of economic uncertainty as consumers reduce discretionary spending on electronics. Although we have in the past implemented cost reduction and business realignment measures in response to prevailing economic conditions which had led to decreased demand, we are limited in our ability to reduce expenses due to the ongoing need to invest in research and development and the need to maintain short lead times for delivery and our worldwide customer service and support operations. In circumstances of significantly reduced overall demand for electronic devices using PCBs, FPDs, SDs and other electronic components, or delays in capital investment due to uncertain economic and/or industry conditions, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business and results of operations.

Demand for our products is also created, in part, by technological developments that affect product functionality or give rise to new, enhanced or more complex products, such as smartphones, tablets, liquid crystal display (“LCD”) televisions and other sophisticated devices. These developments generate an ongoing need on the part of electronics component manufacturers for the type of improved yield-enhancing and production solutions we provide. If changes in these technologies do not continue to occur, or if other technologies were to emerge that lessened or obviated the need for the use of PCBs, FPDs or semiconductors in electronic devices, the overall demand for our products could be reduced.

(c) Capital investments by PCB, FPD and SD manufacturers are highly cyclical and may not continue at current levels or may return to low levels or decline in the future. If we fail to respond to industry cycles, our business could be seriously harmed.

Our business relies considerably upon continuing capital investments by manufacturers of PCBs, FPDs and SDs. The capital equipment procurement practices of these manufacturers have been, and continue to be, highly cyclical in nature, and have experienced both periodic and sustained downturns. For example, in the past, contractions in the credit markets have caused severe financial system disruptions that have contributed to a significant downturn in the electronics industry, which, in turn, impacted our revenues and profitability. Our business may be negatively affected if the availability of capital resources for investment is reduced, particularly in the computer, mobile connected devices, television, automotive or telecommunications industries.

We cannot predict future levels of demand for electronic products and devices with accuracy. For example, the increase in demand for smartphones, tablets, e-readers and other mobile connected devices or the increase in electronic content of automobiles during recent years may not continue at its current level, may not increase as anticipated and may decline. If this happens, our PCB and SD businesses may be adversely impacted. In addition, the need for higher definition, more power efficient, low cost FPDs may not increase as anticipated or even continue at current levels, and, as has occurred in the past, may decline, which would negatively affect our FPD business. Should cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected. Given our limited ability to reduce our significant expenditures for research and development and worldwide customer support operations and our need to maintain short lead times for delivery, our cost reduction measures may not be implemented in a sufficiently timely manner in response to industry cycles. Our inability to respond to industry cycles could have a material adverse effect on our business and result of operations.

(d) The expected benefits of the SPTS Acquisition may not be realized in the time frame anticipated or at all and our business may be harmed because of the integration and other challenges.

Achieving the expected benefits of the SPTS Acquisition will depend on the timely and efficient integration of SPTS’s business culture, technology, operations and personnel into Orbotech. The integration may not be completed as quickly as, or to the extent, expected, and if we fail effectively to integrate the companies, or if the integration takes longer than expected, we may not achieve the expected benefits of the SPTS Acquisition and our business may be harmed. The challenges involved may, among other things, include: potential disruption of our ongoing business and distraction of management; unexpected loss of key employees or customers of SPTS; conforming SPTS’s standards, processes, procedures and controls with our operations; co-ordinating new product and process development; identifying cost savings, cross-selling and other benefits; and increasing the scope, geographic diversity and complexity of our manufacturing processes and operations.

The SPTS Acquisition may not be successfully received by our customers and suppliers, including those of SPTS. In addition, we may encounter unforeseen obstacles or costs in connection with the integration of the SPTS business. Furthermore, the emergence of one or more material liabilities of the SPTS business previously unknown to us may have a material adverse effect on our business.

(e) We have a substantial amount of indebtedness, which could adversely affect our financial condition, impact our ability to raise additional capital to fund our operations, limit our ability to pay dividends, adopt new repurchase programs or execute strategic initiatives and limit our ability to react to changes in the economy or the industries that we serve and prevent us from meeting our obligations under our indebtedness. In addition, because our indebtedness is variable rate debt, our interest expense would increase if interest rates rise. We also may not be able to generate sufficient cash to service all of our indebtedness.

On August 7, 2014, we borrowed $300.0 million pursuant to the Credit Agreement (as defined below), with JPMorgan Chase Bank, N.A. as administrative agent. As of December 31, 2014, we had $299.25 million of principal outstanding indebtedness and our anticipated fiscal 2015 debt service payment obligations are $3.0 million of principal and, based on the applicable interest rate at December 31, 2014, approximately $15.0 million in interest. We are required to make amortization payments in quarterly installments. The amount of the quarterly installments is equal to $0.75 million for the first 12 quarterly amortization payments. Subsequent quarterly amortization payments will be $5.625 million for the next 11 quarterly amortization payments and the balance of the principal amount will be due at final maturity. The first amortization payment was made on December 31, 2014. Our ability to make payments on our indebtedness depends on our ability to generate cash in the future. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Our business may not generate sufficient cash flow from operations to meet our debt service and other obligations. If we are unable to meet our expenses and debt service and other obligations, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms could have a material adverse effect on our business, financial condition or results of operations.

Our substantial indebtedness could also have other important consequences with respect to our ability to manage our business successfully, including the following: it may limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; it may make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with these obligations, including restrictive covenants and borrowing conditions, could result in triggering provisions allowing the lender to accelerate the repayment of the loans; it may require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, product development and other corporate requirements; it may limit our flexibility in planning for, or reacting to, changes in our operations or business; it may make us more vulnerable to downturns in our business or the economy; it may restrict us from making strategic acquisitions, introducing new technologies or realizing potential business opportunities; and it may, in conjunction with the financial and other restrictive covenants contained in the Credit Agreement, among other things, limit our ability to borrow additional funds or dispose of assets.

The Credit Agreement also provides for certain limitations on our ability to sell assets, other than in the ordinary course of business. We may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations. Furthermore, a substantial portion of our assets are, and may continue to be, intangible assets. Therefore, it may be difficult for us to service all our debt obligations, which could lead to a material adverse effect on our business, financial condition or results of operations.

In addition, the interest rate on the borrowings under the Credit Agreement is variable. As a result, our interest expense would increase if interest rates rise. Fluctuations in LIBOR above 1% may increase our overall debt service obligation and could have a material adverse effect on our ability to service our debt obligations. An increase of 1% in the interest rate payable on our outstanding variable rate debt would increase our annual debt service requirements by approximately $3.0 million. Also, we may incur significantly more debt in excess of the amount borrowed as of December 31, 2014, which could intensify the risks described above.

(f) The Credit Agreement imposes significant operating and financial restrictions, which could have a material adverse effect on our business, financial condition or results of operations.

The Credit Agreement contains various covenants that limit or prohibit our ability, among other things, to: incur or guarantee additional indebtedness; make certain loans, acquisitions or investments; sell certain assets, including shares of our subsidiaries; create or incur liens; consolidate, merge, sell, transfer or otherwise dispose of all or substantially all, or even certain parts, of our assets; and enter into certain transactions with our affiliates. In addition, we are subject to a minimum liquidity covenant that is tested monthly. If we do not comply with the covenants, including the minimum liquidity covenant, the lenders could declare due all amounts under the Credit Agreement, which would have a material adverse effect on our business, results of operations or financial position.

The minimum liquidity covenant and other affirmative and negative covenants contained in the Credit Agreement could limit our ability to plan for or react to industry conditions, meet our capital needs or otherwise restrict our activities or business plans; and may adversely affect our ability to finance our operations, enter into strategic initiatives, fund investments or engage in other business activities that might be in our interest.

Upon the occurrence of certain events, the lenders under the Credit Agreement could elect to declare due all amounts outstanding under the Credit Agreement. If we were unable to repay those amounts, the lenders under the Credit Agreement could proceed against any collateral granted to secure our obligations under the Credit Agreement, and such collateral constitutes substantially all of our assets. If the lenders under the Credit Agreement accelerate the repayment of borrowings, such acceleration would have a material adverse effect on our business, financial condition, results of operations and cash flow.

(g) Our operating results fluctuate from period to period, and period-to-period comparisons may not be meaningful and may not be representative of our future performance.

The timing of revenue recognition for certain of our products may have a substantial effect on our periodic revenues and financial results. Normally, revenue from the sale of products is recognized upon delivery, subject to the existence of a signed contract, purchase order or letter of agreement and a fixed or determinable sale price, with reasonable assurance of collectability. Our revenues, expenses and operating results have fluctuated in the past, and are likely to fluctuate significantly in the future due to a number of factors, many of which are beyond our control. We are not always able to control the timing of delivery because of customer requirements, possible production delays and other factors. Orders for our systems may also be subject to cancellation by customers. In addition, in limited circumstances, principally in the case of newly developed products, recognition of income may be deferred. Our ability to foresee possible future changes in the total volume of PCB orders in particular may be limited because we cannot rely on unfilled orders as a dependable and consistent indicator of future revenue in this area of our business. Our operating results may fluctuate significantly in the future, and such fluctuations could be further exacerbated due to the timing of special charges and expenses. In 2012, for example, we recorded charges that include impairments with respect to intangible assets in our FPD business in the amount of $30.1 million, write-downs of inventories and provision for open commitments related primarily to our FPD business in the amount of $14.3 million, restructuring charges in the amount of $5.1 million and net costs associated with the Korean Matter in the amount of $4.0 million. Accordingly, it may be difficult for investors to make period-to-period comparisons using our reported GAAP financial information.

In addition, due to the SPTS Acquisition on August 7, 2014, it may be difficult to compare both our historical and future results to our results for 2014. The SPTS Acquisition was accounted for utilizing the purchase method of accounting, which resulted in new valuations for the assets and liabilities of SPTS to their fair values on August 7, 2014. These valuations are preliminary and may change, and such changes could be material. In addition, we incurred $300.0 million of debt to finance a portion of the SPTS Acquisition, which will result in increased interest expense compared with prior periods. Accordingly, our financial information may be of limited use in evaluating our current and historical performance and comparing it to prior periods.

(h) Our results of operations depend on our ability to manage our supply chain effectively. We depend on a limited number of key suppliers to provide us with sufficient parts to meet our production requirements in a timely and cost-effective manner. In addition, certain of our facilities may be subject to disruption.

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

A sudden increase (or decrease) in demand for our products, as well as a lengthening (or shortening) of customer lead times, may also affect our manufacturing cycle and impose logistical constraints on our supply chain. In periods of greater demand for our products, we would be required to increase our production and delivery rate significantly. There can be no guarantee that we will, in the future, have the capacity necessary to ramp up production in order to meet increased orders without any delay. In addition, our manufacturing cycle involves significant fixed costs, including those with respect to labor. While we seek to maintain a variable cost structure across our supply chain infrastructure, cyclical fluctuations in demand for our products may result in periodic inefficiencies in our cost structure. Certain of our costs that are variable, such as procurement, may not decline proportionally with any increased purchasing of supplies by us, or may be increased beyond our expectations to meet customer timelines. While we have undertaken and expect to continue to implement initiatives to realign our infrastructure with revenue levels and business conditions, including initiatives to consolidate production facilities, expenses relating to the production, shipping and delivery of our products, which may involve facilities on more than one continent, remain a significant component of our overall cost of goods sold. Should we experience late deliveries of our products and services or be unsuccessful in implementing our infrastructure realignment or otherwise mitigating expenses associated with our global supply chain, our results of operations and reputation may be adversely affected.

(i) We face intense competition in our business, which may result in decreased demand for our products and services and/or in pricing pressures.

We are subject to competition from companies that either currently manufacture or are developing products directly in competition with our systems and products, including from some of our customers and their affiliates. Because some of our competitors are associated with certain of our customers, they have access to our products and technology which may make it easier for them to compete with us. For economic, internal administrative, regulatory or other business reasons, our customers may purchase PCB and FPD products manufactured locally or in-house or by their affiliates, rather than by us, even if such products may be inferior in quality and/or higher in price (on an arms-length basis) than our products. Manufacturers in the industries that we serve compete on lead time, among other things, and should our competitors achieve a significant decrease in the time between initiation and execution of orders this could impact our operating results. In recent years we have experienced competition-induced pricing pressure from our customers that adversely affected our operating results, and competitive pressures in the future could lead to further price erosion that could have a material and adverse effect on our operating results.

(j) Our contracted orders for sales, or backlog, of certain of our products are subject to delay, cancellation or non-acceptance by customers.

Our businesses have a backlog, consisting of orders for our products for which written authorizations have been accepted and assigned shipment dates are expected within the ensuing three to twelve months. We do not include maintenance revenues in our determination of orders for this purpose. Generally, such orders represent a substantial portion of revenue from our sales of FPD, SD and solar products in a twelve month period, and we expect to realize as revenue a substantial portion of these orders in 2015. However, our orders on any particular date are not necessarily indicative of actual sales for any succeeding period. Customers may delay delivery of products, cancel orders prior to shipment or refuse to provide acceptances due to unresolved research and development issues, particularly in relation to new products. Moreover, since expense levels are based in part on our expectations of future revenue, we may be unable to adjust costs in a timely manner in response to further revenue shortfalls. Furthermore, because certain parts used in some manufacturing processes entail relatively long lead times, a customer cancellation may require us to record inventory write-downs. Delays in delivery or acceptance of our products or a reduction of our orders as a result of cancellations or as a result of the level of orders during any particular period could have a material adverse effect on our business, results of operations or financial position.

(k) A substantial portion of our revenue is derived from sales to companies located in the Far East, and a significant portion of our operations are conducted outside Israel, each of which exposes us to political, economic and other uncertainties.

We anticipate that, as in the past, sales of products and services outside Israel will continue to account for a substantial part of our revenues. In 2014, approximately 77% of our revenues from equipment sales were derived from sales in the Far East and Japan, including approximately 37% from sales in China, 16% from sales in Taiwan, 9% from sales in Korea and 8% from sales in Japan. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls, regulations, sanctions and local standards, including the need to comply with stringent and evolving technology and environmental protection laws and regulations, a wide variety of foreign and domestic import/export laws, customs and excises and foreign labor laws; the imposition of new and additional commercial terms by foreign customers, which can have the effect of increasing our exposure to operational and foreign currency risks; political, economic and legal instability, including an increased amount of foreign government involvement in, and oversight of, our operations; trade restrictions, including as a result of sanctions; exposure to multiple complex systems of taxation and international double taxation treaties; regulatory reform and changes in reimbursement rates, tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. Our business success depends in part on our ability to anticipate and manage these and other regulatory, economic, social and political risks inherent in international business effectively. Failure to anticipate and manage these risks effectively may have a material adverse effect on our business, financial condition and results of operations.

The risks and complexities outlined above may also prove to be particularly acute in China, where we have deployed substantial resources in order to expand our capabilities, including by establishing relationships with Chinese manufacturers. The economy of China differs from the economies of most developed countries in many respects, including the amount of governmental involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese government also exercises significant control over the country’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Such government initiatives may inhibit our efforts to expand our business in China, or otherwise adversely affect our financial results and results of operations.

(l) Our future revenues are dependent in part upon existing customers continuing to use our products and renewing their maintenance agreements with us.

We depend on our existing customers for additional future revenues from ongoing service and support related to our products. Our PCB maintenance agreements are generally renewable after twelve months at the option of the customer and do not contain mandatory renewal obligations. Our SD products are normally sold with a one year warranty, following which customers are offered various contract options pursuant to which we provide time and material support, as well as opportunities to upgrade and/or refurbish existing modules. Our FPD customers are provided with service and support under utilization-based service arrangements, generally without contractual maintenance agreements. In periods of reduced capital expenditures, our service revenues represent a larger percentage of our revenues. A change in business conditions could alter current customer purchasing plans and, as a result, our maintenance agreements may not be renewed or our customers may elect not to purchase time and materials based service and support, and we may therefore not generate significant revenues and cash flow from product maintenance in future periods.

(m) Our business, particularly with respect to the FPD industry, is dependent on sales to a small number of large customers and a loss of any of our large customers could have a material adverse effect on our financial condition and results of operations.

The FPD industry is highly concentrated with a small number of manufacturers producing the majority of the world’s displays. We market and sell our AOI, test and repair systems for FPDs to virtually all of the world’s display manufacturers, with significant concentration in sales to a limited number of them. For the year ended December 31, 2014, approximately 51% of our total FPD revenues were derived from our three largest FPD customers. We cannot assure you that any of our FPD customers, including customers that have in the past accounted for a substantial portion of our revenues, will continue to contribute significantly to our total FPD revenues in future periods. The loss of any major customer or a significant reduction in purchases from us by such a customer could have a material adverse effect on our financial condition, results of operations and cash flow. In addition, the concentration of our FPD customer bases means that if one or more of our major customers were to develop its own competing technology or to experience economic difficulties, changes in purchasing policies, difficulties in fulfilling their obligations to us, bankruptcy or lack of success, our revenues, profitability and financial condition could be materially and adversely affected. See also Risk Factor (x) with respect to the Korean Matter.

(n) We may not be able to develop new products or respond to technological changes in a timely manner, which could reduce our ability to compete effectively.

Our products are used to manufacture goods in consumer end markets that are characterized by rapidly changing technologies and frequent new product introductions. We believe that our future success will depend, in part, on our ability to develop new products and introduce them in a timely manner. We expect our competitors in all product lines to continue to improve the design and performance of their products and to introduce new products with more competitive prices and performance features. In addition, these or other companies may in the future offer a range of products that is broader and more comprehensive than ours. Although we attempt to maintain and strengthen our competitive position through our policy of substantial investment in research, development, marketing, operations and customer support, we may not be able to continue to make such investments, particularly in challenging global economic conditions. In addition, certain of our competitors are, or may be affiliated with, companies that are larger than Orbotech in terms of their operations and/or balance sheet, enabling them to invest a greater amount of resources, on both a relative and absolute basis, in research and development. In the future, we may not be able to achieve, in a timely manner, the technological advances necessary to develop new products and product enhancements to meet the rapid change in manufacturing technologies required in the industries in which we operate. Any such failure could lead to deterioration in our competitive position.

(o) We have experienced, and may continue to experience, losses on inventories.

Frequent new product introductions in the electronics industry can result in the obsolescence of existing manufacturing processes, which may in turn make our offerings outdated or obsolete. This can result in a decrease in the stated value of our inventory since inventory is valued at the lower of cost or market value. The life cycles of our products are affected by the life cycles of the consumer electronic products that are manufactured utilizing our product offerings. The life cycles of these consumer end-products vary based upon a number of factors, but in some cases can be relatively short. While we monitor our production and inventory levels closely, inventory may nonetheless become obsolete as a result of changes in consumer demand and the corresponding effects on the production processes employed by our customers. During past periods of economic slowdown or rapid technological improvement this has resulted, and may result in the future, in charges for inventory write-downs.

(p) We may not receive significant revenues from our current research and development efforts for several years or may be unable to recover research and development expenditures.

Developing innovative product solutions is expensive, and our investment in product development may entail a long payback cycle, particularly as we focus increasingly on long-term projects. In 2014 and 2013, net research and development expenses were $88.7 million, or approximately 15.2% of our total revenues and $69.6 million, or approximately 15.8% of our total revenues, respectively. Our future plans include significant investments in product research and development and related opportunities, efforts which we believe are critical to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

In addition, the first company to introduce an innovative SD product that meets an identified customer need will often have a significant advantage over offerings of other companies with competitive products in the semiconductor industry. Accordingly, we may make significant capital investments in technology and manufacturing capacity in anticipation of future business, often without commitment from our customers to purchase products manufactured as a result of these investments. Although we endeavor to time our development projects to deliver hardware or processes that intercept an industry need, such timing is based on management estimates based on inputs from customers, analysts, industry consortia and conferences. The actual timing may differ materially because of unforeseen events such as industry downturns, higher than expected costs, improved performance of the incumbent product, or yield or performance drop at some unrelated point in the manufacturing line; accordingly, our ability to realize a return on our investment and the timing thereof is uncertain.

(q) We are exposed to foreign currency exchange rate fluctuations which may adversely affect our business and results of operations.

In 2014, 2013 and 2012, approximately 28%, 31% and 36%, respectively, of our revenues, and approximately 49%, 45% and 43%, respectively, of our expenses, were denominated in currencies other than the United States dollar (the “Dollar” or “$”). Because our financial results are reported in Dollars, fluctuations in exchange rates between the Dollar and non-Dollar currencies may have an adverse effect on our results of operations. We are primarily exposed to the NIS, the Pound Sterling (the “GBP”), the Japanese Yen, the Korean Won, the Euro, the Taiwanese dollar and the Chinese Renminbi. See Item 11 - Quantitative and Qualitative Disclosures About Market Risk for further information. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our non-Dollar costs. We may, from time to time, take various measures designed to reduce our exposure to these effects, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

(r) Deterioration of political, economic and security conditions in Israel may adversely affect our profitability; and our operations may be negatively affected by the obligations of our personnel to perform military service.

We are incorporated under the laws of the State of Israel and our headquarters, as well as substantial research and development and production facilities, are located in Israel. As such, we are directly influenced by political, economic and military conditions affecting Israel. Thus, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and continues to be marked by ongoing violence, also varying in its degree of severity. During the winter of 2008-2009, the autumn of 2012 and the summer of 2014, Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including in Yavne, where our headquarters and principal research and development and production facilities are located, and negatively affected business conditions in Israel. In addition, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

(s) We obtain substantial benefits by operating in Israel and Wales, but these benefits may not continue or in the future may be limited or restricted.

We benefit from certain Israeli Government programs and tax legislation, particularly regarding our production facilities in Israel. Pursuant to these programs and legislation, a portion of our income is taxed at reduced rates. To be eligible for these benefits, we must continue to meet certain conditions. Should we fail to meet such conditions in the future, these benefits could be cancelled, resulting in higher effective tax rates, and we may be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the “Israeli CPI”), or be subject to other monetary penalty. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, which could also have the effect of increasing our effective tax rate. In addition, we benefit from a Government of Israel program under which we receive grants from the Office of the Chief Scientist at the Ministry of the Economy of the State of Israel (the “OCS”) for the development of generic technologies without incurring any royalty obligations. These programs and tax legislation may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer certain know-how and/or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations.

Israeli Government consent is required to manufacture products developed with OCS participation outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. The receipt of such consent may involve payment by us of substantial amounts which could impact our results of operations. Although such restrictions do not apply to the export from Israel of our products developed with such know-how, they may increase the cost of, or prevent us from engaging in, transactions with our affiliates or customers outside Israel, involving product or other asset transfers, which might otherwise be beneficial to us.

Our SD business is operated through SPTS, the principal corporate vehicles of which are incorporated under the laws of England and Wales, and which maintains its headquarters, as well as its single wafer production and research and development facilities, in Newport, Wales. To encourage the development of the economy of Wales, the Welsh Government offers certain grant funding and match funding to companies located in Wales to assist projects to be undertaken and/or to safeguard employment. SPTS currently benefits, and has in the past benefitted, from the availability of such grant funding, the terms of some of which include provisions requiring SPTS to remain located within Wales, to create and safeguard and maintain a certain number of employment positions and to exploit technologies developed from Wales.

These programs and funding may be terminated in the future or the available benefits may be reduced or impacted should, including, among other possible circumstances, SPTS become ineligible to receive such funding by failing to meet the grant funding conditions. In such event, the full costs of any such research and development projects would need to be undertaken and borne by SPTS, and SPTS may be required to repay grant awards that have previously been received.

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

Our future success and competitive position are dependent, in significant part, on our proprietary technology. We protect our intellectual property through patent, trade secret, trademark and copyright law, as well as technical safeguards and non-disclosure agreements with our employees, subcontractors and potential business associates. However, we may not be able successfully to protect our technology or deter infringement of our intellectual property rights or unauthorized copying by third parties or prevent breach of our non-disclosure agreements, particularly in circumstances where we may expand or transfer our research and development or manufacturing activities to additional jurisdictions, especially in the Far East. In addition, our patents and other intellectual property may not prevent competitors from developing independently products and services similar to or duplicative of ours, nor can there be any assurance that the resources invested by us to protect our intellectual property will be sufficient or that our intellectual property portfolio will deter adequately misappropriation or improper use of our technology. Patents that we own or license will eventually expire, could be invalidated or challenged or could be insufficient to protect our intellectual property rights in certain countries. Our pending or future patent applications may not be issued with the scope of claims sought by us, if at all. Patent coverage may not be extended to all countries sought, and effective copyright, trade secret and other intellectual property protection may be unavailable or limited in certain countries. The degree of future protection for our proprietary technology is uncertain because legal means afford only limited protection and may not adequately protect our rights or keep our competitive advantage. For example, other companies may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents or other proprietary rights held by us. Other companies may gain unauthorized access to our technology in situations where we test our products at customer sites with co-operation from our customers. An inability to protect our intellectual property could have a material adverse effect on our business and operating results. See also Risk Factor (v).

(v) If we or our customers are prosecuted or sued for infringing intellectual property rights or misusing intellectual property of third parties, litigation could be costly and time consuming and an unfavorable outcome may adversely affect our business, operating results, financial condition and reputation.

As is characteristic of the industries in which we operate, there can be no assurance that our products do not or will not infringe the proprietary rights of third parties, that third parties will not claim infringement by us (or by our customers who use our products) with respect to patents or other proprietary rights or that we would prevail in any such proceedings. We have received in the past, and may receive in the future, communications asserting that the technology used in some of our products requires third-party licenses. We and our customers may also be the target of aggressive and opportunistic enforcement of patents by third parties, including non-practicing entities, particularly in China. Our customers may also be sued by third parties for using our products if those third parties believe that our products infringe on intellectual property rights. In some cases, we may be required or may choose to indemnify our customers for the cost of any such claim, and have chosen to do so with respect to some such cases in the past. For example, in China, one of our competitors copied certain of our technologies and PCB AOI systems and proceeded to register utility model patents in China on certain components thereof. This competitor subsequently filed a lawsuit against one of our Chinese customers claiming that some of our PCB AOI systems being used by the customer infringe one of these utility model patents and prevailed in the first instance. This matter is now under appeal. While we believe that this matter, even if finally adjudicated against the customer, will not have a material adverse effect on us, there can be no assurance that other litigation will not be initiated in the future with respect to this or other utility model patents in China or that such cases, if resolved against us or our customers, will not have a material adverse effect on us. For more information, see Item 8 - Financial Information - Legal Proceedings.

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

(w) Making acquisitions, forming joint ventures, divesting non-core businesses and other types of strategic initiatives have been and are expected to continue to be an important element of our strategy, but we may not find suitable opportunities and we may not be able successfully to manage such initiatives in the future.

As part of our corporate strategy, we regularly evaluate initiatives, including acquisitions to address gaps in our product offerings and divestitures to streamline our operations, pursue additional technologies and diversify into adjacent industries. In addition, we evaluate other types of strategic initiatives to enhance value. Risks associated with these activities include: accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates; financing costs; the potential loss of key personnel of an acquired business; the ability to achieve projected economic and operating synergies and any cost savings; difficulties in successfully integrating, operating, maintaining and managing newly acquired operations; accounting issues relating to the previous conduct of an acquired business; difficulties in maintaining uniform standards, controls, procedures and policies; unanticipated changes in business and economic conditions affecting an acquired business; the possibility of impairment and restructuring charges if an acquired business performs below expectations; and the diversion of management attention from our existing business. In addition, such transactions will often result in the acquisition of intangible assets required to be amortized in our consolidated statements of operations over certain time periods and the recording of goodwill which may be subject to possible future impairment charges. Such amounts have been, and may continue to be, substantial and have a material effect on our operating results. We may finance these strategic initiatives with debt and/or equity and such amounts may be significant. Furthermore, we may be restricted from entering into certain acquisitions, joint ventures, investments and other types of strategic initiatives due to limitations placed upon us under the Credit Agreement. For more information about the Credit Agreement, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources. Although we selectively pursue strategic opportunities, some or all of these transactions may not be announced in the foreseeable future, or at all, and they may not be consummated even following announcement. The costs incurred in evaluating and consummating strategic transactions could result in incurring expenses and losses even if any announced transaction may ultimately be beneficial.

(x) Although our Korean subsidiary and certain of its employees were acquitted by the Korean court of first instance and an appeals panel, our Korean subsidiary and six of its employees are still subject to ongoing criminal prosecution in Korea and we and certain of our employees remain under investigation in Korea. This matter has adversely impacted our FPD business in Korea and harmed our reputation and may continue to do so.

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea (the “Seoul Court”) against the Korean subsidiary of Orbotech Ltd. and six employees thereof. These charges, as amended in September 2013, related to the alleged acquisition and misuse of confidential customer information in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology, the Korean Unfair Competition Prevention and Trade Secret Protection Act and the Criminal Code of Korea (the “Korean Matter”). In December 2013, Orbotech Ltd.’s Korean subsidiary and five of its Korean employees were acquitted by the Seoul Court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the Seoul Court. The prosecutor appealed the Seoul Court’s decision with respect to all the defendants on the grounds that its decision contained errors of fact, errors of law and an unjust sentence. The employee of Orbotech Ltd.’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine also appealed the Seoul Court’s decision issued in respect of him. In December 2014, the appellate panel of the Seoul Court denied all of the appeals and re-affirmed the trial court’s decision. Following this decision, a notice of appeal was filed by the prosecutor with respect to all aspects of the decision and with respect to all defendants. Our Korean subsidiary and its employees did not appeal the appellate panel’s decision.

Our involvement in the Korean Matter has been and is expected to continue to be expensive, time-consuming, disruptive to our operations in Korea and elsewhere and distracting to management and technical personnel. The fiscal effect of the Korean Matter on us in 2014 has not been material. Taking into account insurance participation, we recorded an expense of $0.5 million in 2014, compared with income of $1.6 million in 2013, and anticipate that we will continue to incur associated expenses throughout the appeal and investigation. The Korean Matter is expected to extend through at least the second half of 2015, but the timing and results are subject to uncertainty. The investigation by the prosecutor into the actions of Orbotech and our employees outside of Korea is ongoing and the timing or outcome of such investigation cannot be predicted. Adverse outcomes in this litigation or investigation may result in monetary penalties against our Korean subsidiary of up to 1.50 billion Korean Won (approximately $1.36 million at the exchange rate in effect on January 31, 2015 of Korean Won 1099 = $1.00), and in fines against its employees, which may also be paid by us under certain circumstances. We have not recorded a provision related to the Korean Matter and ongoing investigation as of the date of this Annual Report because we cannot reasonably estimate the amount of the financial impact of an adverse outcome in these matters. In addition, because the Korean Matter and investigation are ongoing, we and our employees could be subject to new criminal charges and additional monetary fines, and be subject to the imposition of changes in the way we conduct our business in Korea or elsewhere, which may make it more expensive for us to make, sell and service our products. This litigation negatively impacted FPD sales in Korea in 2013 and 2014, particularly to one of the large manufacturers located in that country. The Korean Matter and investigation have harmed our reputation and, although we have taken steps to review and implement improvements to our approach to safeguarding customer information, we may not be able fully to repair the damage with our existing and new customers.

In the litigation, some of our customers are co-operating with and providing evidence for the prosecution. In the future, we and our Korean subsidiary could also become subject to civil actions brought by third parties, including these or other customers. Any civil litigation would increase the risks described above and may result in monetary judgments, settlements, requirements for us to change our business model or other loss of business. Any new litigation could also harm our reputation.

For more information about the Korean Matter, see Item 8 - Financial Information - Legal Proceedings.

(y) Changes in accounting standards or practices or in our effective tax rates can have a significant effect on our reported results.

We prepare our financial statements to conform to U.S. GAAP. From time to time, recognized authoritative bodies, including the Financial Accounting Standards Board of the United States and the SEC, issue new and/or revised accounting standards or guidance. Changes to existing standards or the questioning of current practices may adversely or significantly affect the way in which we record and report our operating results, cash flow and financial position.

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

There can be no assurance that a reduction in net income and earnings per share (or an increase in net loss or loss per share) arising from the adoption of certain financial accounting standards or from changes in our effective tax rates in the future will not adversely affect our results of operations, cash flow or financial position, the market price of the Ordinary Shares or the cost to us of raising capital.

(z) The integration of SPTS’s financial reporting and operations into ours following the SPTS Acquisition could create additional risks for our internal controls over financial reporting.

We have availed ourselves of an exception to internal control testing requirements that will enable us to not integrate the SPTS business into our control environment or subject it to internal control testing until calendar year 2015, which means that deficiencies in our internal control over financial reporting as a combined company may not be recognized until then. Any such undiscovered deficiencies could result in misstatements of our results of operations, restatements of our financial statements, declines in the trading price of our ordinary shares or otherwise have a material adverse effect on our business, reputation, results of operations or financial condition.

(aa) We have been and may in the future be subject to adverse claims from our employees, customers and their employees as a result of the complex nature of some of our products.

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

(bb) Cyber security and privacy considerations could impact our business.

Our products, services, and systems may affect critical third party operations or involve the storage, processing and transmission of proprietary information and sensitive or confidential data, including personal information of employees, customers and others. Breaches of security could expose us, our customers or others to risks of loss, including the misuse of information or systems, resulting in litigation and potential liability for us, as well as the loss of existing or potential customers and damage to our brand and reputation. In addition, the cost and operational consequences of implementing further data protection measures is expected to increase and such increases may be significant. Also, we could be negatively impacted by existing and proposed laws and regulations related to privacy and data protection.

(cc) The large amount of intangible assets and goodwill recorded on our balance sheet may continue to lead to significant impairment charges in the future.

We regularly review our long-lived assets, including intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. The amount of goodwill and intangible assets on our consolidated balance sheet has increased significantly in 2014 as a result of the SPTS Acquisition, and may increase further following future acquisitions. For example, in 2012, we recorded intangible assets impairment charges of $30.1 million. Changes in market conditions or other changes in the future outlook of value may lead to further impairment charges in the future. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

(dd) Compliance with conflict mineral disclosure requirements will create additional compliance cost and may create reputational challenges.

Pursuant to Section 1502 of the Dodd-Frank Act, United States publicly-traded companies are required to disclose use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries and deemed conflict minerals.

These requirements necessitate due diligence efforts to assess whether such minerals are used in our products in order to make the relevant required annual disclosures. We filed our initial conflict minerals report on June 2, 2014. There are and will be ongoing costs associated with complying with these recent disclosure requirements, including diligence to determine the sources of those minerals that may be used or necessary to the production of our products. We may face reputational challenges that could impact future sales if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to verify with sufficient accuracy the origins of all conflict minerals used in our products.

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

(b) Major Business Developments

The Company’s business initially centered upon the design, development, manufacture, marketing and servicing of AOI systems and imaging solutions for use in the manufacture of PCBs, and since the Merger the Company has been a leader in providing such systems. Since 1991, the Company has also been engaged, and subsequently became a leader, in the design, development, manufacture, marketing and servicing of AOI systems for use in the manufacture of FPDs.

Over the course of its history, the Company has undertaken a number of major capital transactions, and has engaged consistently in ongoing, internally-developed projects, that have culminated in its current business. Through Orbograph, it has, since 1995, developed and marketed character recognition solutions to banks, financial and other payment processing institutions and, since 2011, been engaged in the business of healthcare revenue cycle management. For further information on character recognition and healthcare revenue cycle management solutions, see Item 4 - Information on the Company - Business Overview - Our Applications and Products - Recognition Solutions.

In 1996, the Company established a joint venture for the development of laser-based direct imaging technologies and, during 2000, acquired all of the interest in that joint venture. In 1998, Orbotech Ltd. entered into an agreement with Mentor Graphics Development Services (Israel) Ltd. (“Mentor”) (then called Valor Computerized Systems Ltd.), an Israeli corporation, for the formation of Frontline, a joint venture with respect to CAM software for PCB fabrication applications owned equally by Orbotech Ltd. and Mentor and which combines their respective former CAM operations. In 2007, the Company acquired all of the outstanding shares of New System s.r.l. (“New System”), a privately-held Italian company engaged in the design, development, manufacture and marketing of PCB inkjet legend digital printers. For further information on AOI, AOR, laser-based direct imaging technologies, CAM and digital printers, see Item 4 - Information on the Company - Business Overview - Our Applications and Products - Our PCB Applications and Products.

In 1999, the Company acquired all of the outstanding shares of KLA Acrotec Co. Ltd., a Japanese company then engaged in the design, development, manufacture and marketing of FPD-AOI systems. In 2008, the Company acquired all of the outstanding shares of PDI, a leading provider of test and repair systems for the FPD industry, and has since also been a leader in the design, development, manufacture, marketing and servicing of test and repair systems for use in the manufacture of FPDs. For further information on AOI, test and repair systems for FPDs, see Item 4 - Information on the Company - Business Overview - Our Applications and Products - Our FPD Applications and Products.

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

On August 7, 2014, the Company acquired SPTS for an aggregate sum of $375.1 million. SPTS designs, develops, manufactures, sells and supports industry leading etch, PVD, CVD and thermal processing equipment and solutions. The primary end market applications of its equipment include Advanced Packaging, MEMS, power, RF and HBLED devices which are used in a variety of consumer products including smartphones, automobiles, white goods and biomedical devices. For further information on Advanced Packaging and MEMS, see Item 4 - Information on the Company - Business Overview - Our SD Applications and Products.

(c) Recent Major Capital Expenditures

Other than capital expenditures of the types and consistent with the amounts described below, there are no significant capital expenditures in progress by the Company.

During the period from January 1, 2014 to December 31, 2014, the Company’s non-acquisition related capital expenditures totaled approximately $12.5 million (compared to $13.0 million during 2013 and $9.5 million during 2012), of which approximately $6.5 million (compared to $5.6 million during 2013 and $4.6 million during 2012) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $6.0 million (compared to $7.4 million during 2013 and $4.9 million during 2012) was expended upon various facilities of the Company’s subsidiaries outside Israel.

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

4.B Business Overview

(a) General

Company Overview

We are a leading global provider of yield-enhancing and production solutions for PCBs, LCDs and SDs and provide similar solutions to manufacturers of other electronic components, such as touch screens and interconnect substrates. We design, develop, manufacture and market inspection, test, repair and production solutions, with PCB, FPD and SD manufacturers as our main customers. For over 30 years, we have built our global installed base of systems at customers that include leading PCB manufacturers as well as virtually all FPD manufacturers. Following the SPTS Acquisition, we now also serve multiple customers at independent semiconductor and microelectronic device manufacturers, foundries and outsourced semiconductor assembly and test (“OSAT”) manufacturers, for whom our solutions are designed to optimize production yields, improve throughput and increase production process cost effectiveness.

We offer a technologically advanced, end-to-end solutions portfolio to address yield management at various manufacturing stages for PCBs, FPDs and other electronic components. Our products include AOI, AOR, laser direct imaging (“LDI”), digital printing, laser drilling, laser plotters, CAM and engineering solutions for PCB and additional adjacent electronics component manufacturing, as well as AOI, test, repair and process monitoring systems for FPD manufacturing and Etch, PVD, CVD and thermal solutions for SD manufacturing. We also develop and market products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. Additionally, we develop and market character recognition solutions and services, primarily to banks, financial and other payment processing institutions, for use in check and healthcare payment processing. Approximately 49%, 28%, 19%, 2% and 2%, respectively, of our 2014 revenues was derived from the sale of products and services in our PCB, FPD, SD, solar energy and character recognition businesses.

Consumer end markets have been experiencing a fundamental shift in technology complexity, driven primarily by the proliferation of high-end mobile devices such as smartphones and tablets, as well as by the demand for large area FPDs such as large-size, internet enabled, three-dimensional LCD televisions. This shift has emphasized the importance of production quality because production is more challenging and there are increased costs of lower yields compared to less technologically advanced devices.

We sell our solutions to PCB manufacturers globally and, as of December 31, 2014, we had an installed base of over 12,400 PCB systems. Our FPD manufacturing customers include the major display manufacturers and, as of December 31, 2014, we had an installed base of over 1,800 FPD systems. Our SD customers include SD manufacturers, foundries and OSAT providers and, as of December 31, 2014, we had an installed base of over 4,000 SD systems. Most of our PCB customers enter into service and maintenance agreements with us after the expiration of the warranty period with respect to our installed base of PCB products. In addition, we provide utilization-based service arrangements for our FPD customers. SD customers are able to procure, from the Company, various post-warranty service contract options pursuant to which we provide time and material support (project managers, process engineering, man-on-site and/or on-call arrangements) in addition to upgrades and/or refurbishment services. We believe that our proximity to our customers, together with our large installed base of products and ongoing service arrangements, enables us to understand and address our customers’ rapidly changing technological and capacity needs. Approximately 30% of our 2014 revenues was derived from the service and support of our installed base of products.

We have long maintained our leadership position, with a specific focus on the high-end industry segments. We believe that we have, for over 30 years, consistently been at the forefront of most key technological cycles in the industries served by our products by continually investing in research and development and by working with our customers to understand their current and anticipated technological requirements. As of December 31, 2014, our intellectual property portfolio consisted of approximately 1,000 patents and patent applications worldwide. Our yield-enhancing and production solutions are designed to increase our customers’ production yields and reduce their costs.

We have also established a strong global footprint, which enables us to be close to our key customers to provide them with ongoing services and support on a real-time basis. Through these services and our in-person contacts with our customers, we believe that we are able to hone our understanding of our customers’ current and future production requirements. We are then able to design solutions optimized to their needs and that are becoming an increasingly important part of their product design and manufacturing processes.

Industry Trends

We believe that the current trends in mobile devices such as smartphones and tablets will drive the need for production, inspection, test and repair solutions that are able to address the cutting edge technology embedded in these types of electronic products. We believe that strong growth in key consumer end markets will drive the need for more advanced manufacturing combined with yield management capabilities to contain costs and that this need will lead manufacturers to make significant capital investments over time. We believe that the potential key growth elements are:

•	increased demand for smartphones, tablets, e-readers and other mobile connected devices that require complex and high performance components;

•	increased demand for high definition, more power efficient, low cost FPDs across a number of sectors, such as consumer electronics, communications, healthcare, government and industrial applications; and

•	increased demand for slimmer, lower weight mobile devices with greater functionality condensed into smaller physical spaces (or form factors).

While manufacturers of PCBs, FPDs, SDs and other electronic components create different products for diverse end-markets, they share similar production challenges in an increasingly competitive environment. They continuously seek to increase yields and enhance the efficiency of their manufacturing processes, including by improving their manufacturing, inspection, testing and repair capabilities.

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

The Company has also adapted certain of its existing PCB products for use by manufacturers of other electronic components, including manufacturers of touch screen modules, integrated circuit assemblers and photo chemical millers.

Flat Panel Displays

The demand for high definition, ultra high definition and zero defect televisions and mobile devices requires FPD manufacturers to develop more complex panel designs and to implement tighter production process controls. The inspection of LCDs and organic light-emitting diode (“OLED”) displays poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multilayered structure and high-density features and the fine nature of potential defects. LCD and OLED inspection, test and repair processes must also match the high production speeds of LCD facilities, a task made more challenging by the fact that LCD and OLED manufacturers have been utilizing high resolution for new complex displays.

A significant portion of global FPD manufacturing has now migrated to China. We have an established commitment to the region, with almost two decades of operating history in China, where we maintain an extensive infrastructure comprised of a large installed base, a widespread customer support network and strong relationships with local manufacturers in the region.

Our broad range of advanced and integrated inspection, test and repair technologies, applications insights and manufacturing capabilities provides our customers with differentiated, and what we believe in some cases to be ‘must have’, solutions that serve their critical requirements. We estimate that in a typical FPD fabrication plant, costing between $2 and $5 billion and taking about a year to construct, approximately 2.5% of the construction costs are allocated to yield-enhancement products of the type we sell.

Semiconductor Devices

The ongoing demand for advanced consumer products with increased functionality condensed into smaller form factors, as well as the need to package electronic devices in innovative ways and reduce overall costs, drives further miniaturization of such devices. The challenges related to new manufacturing processes and materials that have emerged to meet the needs of miniaturization create demand for our range of wafer processing equipment. For example, our etch and thin film deposition equipment are in demand to create the high density electrical connections between vertically stacked dies, using Through Silicon Vias (“TSV”s), that are replacing other forms of electrical interconnect in some designs. Similar demand for our solutions is created by the growing use of MEMS in products such as smartphones and automobiles that require, for example, highly uniform and vertical structures etched in silicon to sense motion. Our broad range of etch, PVD, CVD and thermal processing equipment provides our customers with differentiated, and what we believe in some cases to be ‘must have’, solutions that serve their critical requirements.

Reportable Segments

As of December 31, 2014, the Company had three reportable segments: Production Solutions for the Electronics Industry, which, in 2014, accounted for approximately 96% of the Company’s revenues; Recognition Software, which, in 2014, accounted for approximately 2% of the Company’s revenues; and Solar Energy, which, in 2014, accounted for approximately 2% of the Company’s revenues. Our Productions Solutions for the Electronics Industry segment includes our PCB, FPD, and SD manufacturing businesses because they share certain fundamental and long-term economic characteristics. See Note 14a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

(b) Strengths and Strategies

We consider our key competitive strengths to include:

Leadership position. We have the largest installed base in our key PCB and FPD products and our installed base continues to grow. We are an established industry leader in providing MEMS and Advanced Packaging solutions, as demonstrated by the longstanding relationships enjoyed by SPTS with the five leading OSATs and by our significant portfolio of process library positions with a wide range of MEMS customers. Our industry-leading position is further driven by rapid growth in the high-end elements of the electronics industry, where we continue to focus our efforts. Given the embedded nature of our solutions in the manufacturing of our customers’ products, we believe that our advanced technology, high performance, broad solutions portfolio and global footprint, as well as the lack of other available end-to-end solutions, provide us with a strong competitive advantage. Our large installed base of products provides us with a stable source of revenue from services we provide to our customers. These services also allow us to enhance our customer relationships and provide us with an opportunity to understand our customers’ existing and anticipated technological and capacity needs on a real-time basis.

Technological innovation. For over 30 years, we have consistently been first to market in most key technological cycles by continually investing in research and development. A large portion of our 2014 annual revenues from product sales was derived from products and/or models introduced in the previous two to three years, which we believe reflects the success of our ongoing efforts to innovate. In 2014, we continued our trend of technological innovation by releasing such products as our new DI solution, the Nuvogo™ 800, and our new FPD-AOI system, the Quantum. As a result of the SPTS Acquisition, we have added over 500 patents and patent applications related to etch, PVD, CVD and thermal processing to our intellectual property portfolio. These technologies allow us to offer highly differentiated, superior performing solutions. Our technological creativity enables us to sustain our strong competitive position and remain at the forefront of each industry we serve.

Industry-leading solution portfolio. We believe that our broad solution portfolio is unmatched in terms of performance, technical capability, defect detection, accuracy, speed and quality assurance, allowing for increased production yields and significant cost-savings. We are the only provider of certain of the solutions that we offer and we believe that we have the broadest end-to-end yield management solutions portfolio for both PCB and FPD manufacturing. With the addition of the SD business we currently offer more products across a broader range of businesses than in the past and are able to reach customers at additional points in the electronics supply chain. The extensive range of solutions that we offer for PCB, FPD, MEMS and Advanced Packaging provides us with a stronger and more diversified position in the electronics industry with positioning up the value chain producing opportunity for growth.

Global presence with strong foothold in attractive markets. We have established a strong global footprint with a solid customer base, which includes most PCB and virtually all FPD manufacturers, the top five Advanced Packaging OSATs as well as industry leaders in MEMS, power and RF devices. The SPTS Acquisition has expanded our presence in Europe and North America and provided us with a strong foothold with manufacturers of MEMS and Advanced Packaging. Our global organizational infrastructure includes local management, strong customer service support, sales, operations and engineering, particularly in China, and enables us to maintain ongoing contact with our key customers.

Strong Management Team. We are led by experienced executive management, which we believe has the knowledge and understanding necessary to execute our strategy effectively and to advance our product and technology leadership. Members of our senior management possess, on average, over two decades of industry experience, including involvement in significant capital transactions and overseeing many of the Company’s significant acquisitions.

The key elements of our business strategy are to:

Maintain and expand our technological leadership. We will continue to invest to preserve and expand our technological leadership, anticipate technological trends and provide innovative solutions through continued research and development through economic cycles. We have a staff of 591 scientists and engineers who are continuously engaged in the development of cutting-edge technology for our businesses. We believe that our geographic proximity to and ongoing contact with our customers through our service organization enhances our ability to remain at the forefront of technological leadership by enabling us to understand customers’ technological needs on a real-time basis. We intend to become a one stop solution, offering AOI, direct imaging and advanced packaging solutions that address sequential processes for manufacturers.

Enhance and extend our existing product offering. We will enhance our current product offerings and develop new generations of cutting-edge solutions in order to meet the existing and anticipated needs of our customers as their products and manufacturing processes become increasingly complex. For example, as a result of the SPTS Acquisition, we now offer Advanced Packaging customers various types of TSV equipment designed to meet their requirements for higher density electrical connections in order to facilitate the complexities of smaller packaging. We believe that our combined PCB, FPD and SD businesses will create significant cross-selling opportunities with our existing and new customers, thereby enabling us to extend our existing product offering. We believe that we have an opportunity to leverage our position with leading manufacturers in the semiconductor industry to commercialize our inspection, imaging and repair expertise in these industries.

Expand use of our core technologies. We plan to utilize our core competencies in machine vision, electro-optics, precision mechanics, artificial intelligence, imaging technologies and Advanced Packaging and MEMS solutions to reach additional customers in existing and new industries and expand into new applications. For example, we believe that our inspection, testing and repair products will contribute to the new display technologies being created in response to the demand for large area televisions and ultra high resolution for small-to-mid size displays. Additionally, increased demand for consumer product functionality increases the need for our core technologies in MEMS, power and RF devices.

Leverage our larger scale and global footprint to reduce lead times. We believe that our extensive worldwide marketing and distribution organization and customer support network will allow us to capture an increasing share of attractive regional markets. As of December 31, 2014, we had 207 employees dedicated to our global sales and marketing efforts and 648 employees providing customer support and services. We believe that our larger scale, global footprint, generated as a result of the SPTS Acquisition, will allow us to shorten lead times and provide customers with the products they require more rapidly than was previously possible.

Selectively pursue initiatives to enhance value including complementary acquisitions. We regularly evaluate initiatives to enhance shareholder value, including opportunities to expand our technological base, diversify into new growth areas through acquisitions, joint ventures and investments and divest non-core assets. We intend to continue to pursue these initiatives to enhance value, reach adjacent industries, expand our product offerings to our existing and new customers, enter new industries.

(c) Our Technologies

We believe that we have a unique combination of proprietary technologies, such as image acquisition, precision mechanics and motion control, high resolution printing, laser machining, algorithms and image processing, plasma source and vacuum technologies, as well as system integration capabilities by which we provide our customers with differentiated solutions serving their critical requirements at various points of the electronics supply chain. Our solutions are designed to enable our customers to engage in complex manufacturing while realizing increased yields and driving down production costs.

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

Our AOI systems use our proprietary machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies to detect automatically flaws and defects in products being manufactured by PCB, other electronic component and FPD customers. Some of our AOI systems incorporate several parallel methods of inspection, utilizing pre-programmed algorithms and data stored in a computer-aided design/computer-aided manufacture (“CAD/CAM”) database to maximize the probability of defect detection and minimize the rate of false calls. The proprietary structure of the electronic logic unit enables parallel processing, a requirement for performing defect detection tasks in real time, which, in turn, is one of the key factors in attaining the high throughput achieved by our systems.

Our repair products employ advanced optics systems and image acquisition and processing techniques, combined with high-performance, high-power laser control, to achieve highly accurate, repeatable and reliable results for advanced PCB and FPD applications, which cannot be replicated in manual repair processes.

Our UV laser drilling systems are used to achieve the small holes or ‘vias’ required for the most advanced smartphone boards and integrated circuit (“IC”) substrates (also known as chip carriers) at a quality superior to that achievable by traditional mechanical drills or CO2 lasers. A typical PCB or IC substrate panel can include hundreds of thousands of vias. Our UV laser drilling systems enable IC substrate manufacturers to drill several thousands of vias per second with very high levels of position accuracy and drilling quality, through a wide variety of laminate and metal layers, in turn, enabling them to keep pace with the most up-to-date technology trends in IC substrate manufacturing.

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

Our PVD systems deposit metal films used to form part of the electrical interconnect ‘wiring’ in certain SDs.

Our Etch systems use a plasma source to activate ions in various gas types to preferentially remove material to form a pattern, or a specific shape in a substrate or layer. These etch systems are used extensively in MEMS production to create cavities in the substrate for microphones, comb structures for gyroscopes and accelerometers used in smartphones, gears and springs for luxury watches. Our Etch systems are also used in 2.5D and 3D packaging (as defined below) as well as to etch oxide and nitride dielectrics and compound semiconductor materials such as gallium arsenide and gallium nitride.

Our CVD systems deposit insulators for the MEMS and packaging markets. We specialize in low temperature silicon oxide and silicon nitride; offering low electrical leakage and stable stress at temperatures below 200 degrees Celsius.

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

Our recognition software solutions use proprietary image processing, character recognition, web-based work flow algorithms and other business rules to enable banks, financial and other payment processing institutions and healthcare providers to automate their check processing and healthcare revenue cycle operations, thereby reducing manual labor costs and increasing their overall cost effectiveness. We have also developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing. We believe that we are a leading provider of automatic check reading software solutions.

(d) Our Industries

Electronics

•	Printed Circuit Boards

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

Although most of the Company’s AOI, AOR, direct imaging, VF, inkjet, CAM and production technologies and solutions are intended for use by manufacturers of PCBs, some versions of these products have been adapted for use by manufacturers of other electronic components such as manufacturers of touch screen modules and integrated circuit assemblers.

•	Flat Panel Displays

FPDs, which include LCDs, OLED displays and other types of displays, are presently used for laptop and desktop computers, tablets, televisions, smartphones, public displays, car navigation systems, digital and video cameras and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications.

The most common FPD technology currently in use is the thin film transistor (“TFT”) LCD (which are also known as ‘active matrix’ LCDs), and we believe that this technology will maintain its position of major importance in the foreseeable future. TFT LCDs enable the production of high resolution, high performance displays. Recent trends suggest that promising developments in OLED technology may in the future lead to a replacement of TFT-LCDs by OLED displays, which are capable of producing faster response time and brighter colors in consumer devices such as televisions, smartphones, tablets and, potentially in the future, flexible devices, and offer potential savings in material costs to manufacturers and lower energy costs to consumers. However, the transition from LCDs to OLED displays is taking place gradually, as the manufacturing challenges of OLED technology are incrementally overcome. Currently, OLEDs offer a potential business opportunity for the Company, which reflects the increasing need for the Company’s inspection, testing and repair solutions for use in the production of these displays.

LCDs and OLEDs are susceptible to various defects, many of which result from the deposition, photolithography and etching processes used in production. Detection and repair of these defects during the production process allows manufacturers to improve monitoring of their production processes, avoid the expense of further costly materials and improve their yields substantially.

•	Semiconductors

Semiconductors are useful because their electronic and photonic behavior can easily be manipulated by the addition of impurities, a process known as ‘doping’. As such, semiconductors are used to create miniaturized electronic ICs, or ‘chips’, by fabricating large numbers of transistors, diodes and similar devices at high levels of integration using semiconductor wafers. The most common material used in semiconductor manufacturing is silicon. Furthermore, modern technology is able to integrate such miniaturized electronics with miniaturized mechanical features formed in the same wafer to create MEMS.

MEMS can act as miniaturized sensors, actuators and structures, and are increasingly being used in consumer products such as microphones and inertial sensors for mobile and communications applications. They are also being developed for evolving technologies such as the application of augmented reality for enhanced gaming experiences.

Semiconductor packaging refers to the process steps that form the protective enclosure around a finished chip and create the external connections for input/output. Consumer demand for smaller, faster and more powerful mobile electronics is driving the development of newer semiconductor packaging approaches. One such approach is the use of solder bumping schemes to replace the use of wire bonding - referred to as “2.0D”. Another approach is the creation of TSVs, which provide interconnect capability for die-to-die stacking for three dimensional integrated circuits (“3D IC”s) or closely spaced chip by chip assembly on interposers (“2.5D”). Packaging solutions making use of these newer approaches, such as wafer-level packaging (“WLP”), embedded die modules and interposer-based solutions, are collectively known as ‘Advanced Packaging’.

These technologies are currently being developed and implemented across a broad range of device types and have the potential to reduce the size of form-factors, increase performance and enable heterogeneous integration of dissimilar devices, such as logic/microprocessors on top of memory and on top of MEMS devices. The Company offers equipment for the three Advanced Packaging technology types: TSV front end, TSV back end (via last, and Via Reveal), and bumping (UBM/RDL) across three process technologies: Etch, PVD and CVD. Etch and CVD tools are used in the 2.5D and 3.0D packaging generations, while the PVD tool is also used in 2.0D flip chip and wafer-level packaging activities. The Company is active across a broad range of technologies and has strong relationships with key industry participants.

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

(e) Our Applications and Products

We design, develop, manufacture and sell AOI, repair, imaging, laser drilling, and pre-production products for use in the manufacture of PCBs and adjacent electronic components manufacturing, AOI, test, repair and yield management systems for use in the manufacture of FPDs, Etch, PVD, CVD and thermal solutions for SDs, products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels and automatic check reading and healthcare payments processing products enabled through recognition software. We also market CAM and engineering solutions for PCB production.

The following table provides an overview of our target industries and our key applications and products offerings:

Our Target Industries	Our Applications	Our Product Offerings
PCB	AOI	Discovery II Fusion Ultra Fusion
	AOR	PerFix Orbotech AOR Ultra PerFix
Imaging
	• Plotting	LP 9
	• Direct Imaging	Paragon Paragon Ultra Paragon-Xpress Nuvogo 800
	• Digital Printing	Sprint
	Laser Drilling	Emerald
Pre-Production
	• CAM	InCAM Genesis 2000 GenFlex
	• Engineering	InPlan InStack InPlan-Flex InCoupon InSolver InSight PCB
FPD	AOI	EVision XVision SuperVision FPI-6000 Series Quantum
	Test	ArrayChecker
	Repair	ArraySaver Prism
	Yield Management Systems	EYES-2020
Semiconductor	Etch	Omega Versalis fxP
	CVD	Delta Versalis fxP
	PVD	Sigma Versalis fxP
	Thermal Processing	AVP/RVP
	Release Etch	Primaxx/Xactix
Solar/Photovoltaic	Anti-Reflective Coating	Aurora PECVD
	Check Processing	Accura XV
Apex
Recognition Solutions		Automation Services
Sereno
	Healthcare Revenue Cycle Management	P2Post E2Post

Our PCB Applications and Products

Our PCB-AOI products are of particular value to manufacturers of fine-line, advanced PCBs (where defects are especially difficult to detect) and of multilayered PCBs (where the cost of undetected defects is very high) because they enable manufacturers to trace the source of defects in their manufacturing processes and increase their yield of usable finished products. Our PCB-AOR products are capable of repairing PCBs by removing excess copper from places that cannot be accessed by the use of a knife or other manual instrument, such as shorts on materials that are too thin to be treated by knife repair or in spaces between lines that are virtually invisible to the human eye. In addition, the capability of our digital production solutions, such as LDI, digital printing and UV laser drilling, to adapt production data and thereby compensate for random production process inaccuracies enables manufacturers to improve their yield in the production of these complex boards. Our pre-production software solutions improve the speed and accuracy of the PCB engineering process, optimize production processes, improve production data/tools and reduce the cost of manufacturing, all by utilizing state-of-the-art design to manufacturing software algorithms and electronic rules. Our products for additional adjacent electronics component manufacturing essentially perform similar functions as our AOI, AOR, direct imaging and CAM products, but on different materials and for different applications.

In 2014, our PCB product lines, including those for additional adjacent electronics component manufacturing, accounted for approximately $286.2 million of revenues (including approximately $115.2 million related to service and support of those products), representing approximately 49% of our revenues. This compared with approximately $295.3 million of revenues (including approximately $105.8 million related to service and support of those products), representing approximately 67% of our revenues, in 2013, and approximately $275.5 million of revenues (including approximately $101.7 million related to service and support of those products), representing approximately 71% of our revenues, in 2012.

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

In 2014, the Company introduced a new DI solution, the Nuvogo™ 800. This next-generation DI system is capable of imaging on almost any resist type, thereby allowing maximum flexibility to PCB makers. Powered by the Company’s proprietary MultiWave Laser Technology™, Nuvogo™ 800 generates a multi wavelength laser beam for optimal precision of line structure. This enables PCB manufacturers to choose lower-cost resist types whenever possible in order to reduce overall operating costs.

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

(iv) Laser drilling

UV laser drilling is used to generate the interconnection between different layers in IC substrates Advanced Packaging applications. UV laser drilling is capable of achieving the small vias required for leading edge smartphone boards and the most advanced IC substrates at an accuracy superior to that achievable by traditional mechanical drills or CO2 lasers. The Emerald high performance UV laser drilling solution for IC substrates and Advanced Packaging applications activates multiple beams and scanners simultaneously to achieve very high drilling speed, accuracy and quality.

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

Occasionally, adapted versions of the Company’s AOI, AOR, imaging, inkjet, laser drilling and CAM solutions are offered for use by manufacturers of other electronic components, including manufacturers of touch screen modules, ceramics, chemical milling, among others.

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

In 2014, our FPD product lines accounted for approximately $160.8 million of revenues (including approximately $35.1 million related to service and support of such products), representing approximately 28% of our revenues. This compared with approximately $131.6 million of revenues (including approximately $34.5 million related to service and support of those products), representing approximately 30% of our revenues, in 2013, and approximately $97.2 million of revenues (including approximately $40.2 million related to service and support of those products), representing approximately 25% of our revenues, in 2012.

(i) FPD-AOI and Value Added Applications

We offer a variety of inline and offline FPD-AOI systems that includes the Quantum Series, which was introduced in 2014, the SuperVision Series and the FPI-6000 Series. The Quantum FPD-AOI system is the first to offer to the FPD industry multi-modality imaging technology, which enables manufacturers to undertake multiple inspections in a single scan, thereby identifying and classifying, with high accuracy, previously undetectable defects and facilitating the production of high quality products at greatly improved yields. The Quantum offers high resolution inspection, high throughput and rapid image capture capabilities for sixth through eighth generation glass substrates. The SuperVision series supports fourth through eighth generation glass substrates. The latest models of the Quantum and SuperVision series address the highly specialized inspection requirements of low temperature poly silicon (“LTPS”) and oxide-TFT backplanes for high-resolution, three dimensional and OLED displays. The FPI-6000 series systems, which supports up to fifth generation glass substrates, complement and expand the range of our FPD-AOI systems by employing high resolution optics and specific algorithms to achieve inspection capabilities required for very intricate mobile devices, thus broadening the scope of inspection solutions that we are able to offer to manufacturers of LCDs, OLEDs and MEMS displays intended for use in mobile devices.

In addition, we offer complementary features to our FPD-AOI systems that include: Multi Modality Classification (“MMC”), Mobile and Large Displays Peripheral Inspection (“MDPI/LDPI”), Variable Pattern Inspection (“VPI”), Advanced Video Classification (“AVC”), in-scan classification (“ISC”), Digital Macro (“DM”) inspection and Critical Dimension and Overlay Measurement (“CDO”). Peripheral Inspection provides full inspection coverage of the non-repetitive pattern of the peripheral area of the panel and features a simple setup. VPI enables the inspection of active area pixel patterns that occur in multiple pitches, such as those used in in-cell touch and hybrid touch displays. AVC and ISC both employ high quality scan and microscopic review to enable the automatic classification of defects identified by our FPD-AOI systems during the scanning process. DM inspection and warning are optional add-on features which obviate the need for manufacturers to purchase a separate, stand-alone macro inspection system. CDO is an optional add-on feature which enables accurate measurement of critical elements on the glass panel, such as conductor widths and layer to layer registration.

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

Our SD Applications and Products

Our SD products include etch, deposition and thermal processing equipment designed to facilitate the advanced packaging of semiconductors and to provide advanced wafer processing technologies for the micro-electronics industry. End-market applications include Advanced Packaging, MEMS, light emitting diodes (“LED”s), high speed radio frequency device ICs and power semiconductors.

(i) Advanced Packaging

Advanced Packaging refers to semiconductor packaging that employs bumps or TSVs (rather than wire-bonding technology) to connect the die to the substrate. We operate in several distinct segments of Advanced Packaging: bumping; 3D wafer level packaging; 2.5 and 3D; and fan out wafer level packaging/embedded chips, all as explained below.

Although wire-bonding remains the primary method of connecting semiconductor die to the outside world, it is increasingly being replaced by a process known as ‘bumping’. In relatively complex devices, wire-bonding leads to reduced device bandwidth. By bumping, such devices are connected via bumps on the surface of the die rather than wires at the die edge, thereby increasing density and bandwidth. For the Company, bumping is predominantly a PVD activity and represents its largest business in Advanced Packaging.

3D wafer level packaging (“3DWLP”) is used for very small, low input/output devices such as image and fingerprint sensors and, increasingly, in MEMS devices. In 3DWLP, a TSV connection is made through the silicon wafer from the back of the substrate, to achieve a small form factor. The Company serves the 3DWLP segment with PVD, CVD and etch equipment.

In 2.5D, or ‘interposer’ technology, dies are laid out side by side on top of a substrate carrying high density wiring. This substrate, or interposer, connects the dies together and also carries TSV to connect those same dies to a substrate underneath. 3D technology involves vertically stacked dies connected by short TSVs. 2.5D is seen as the easier route to first production. The Company serves the 2.5 and 3D segments with PVD, CVD and etch equipment.

Fan out wafer level packaging (“FOWLP”) and embedded chips are relatively new platforms. After interconnect fabrication and separation, die are generally embedded into an epoxy mold based substrate. Wiring is then formed on top of the substrate to connect adjacent die together. Although FOWLP has lower density interconnect than an interposer, it can potentially be produced at much lower cost. The Company serves the FOWLP/embedded chips segment with PVD, etch, thermal and laser drill products.

(ii) MEMS

Micro-electro-mechanical systems are present in virtually all consumer devices in use today, and can be separated into four main categories of devices: accelerometers; gyroscopes; pressure sensors; and microphones. These four devices, collectively, account for over 80% of the global MEMS market. The main trend in MEMS is die shrink, meaning the incorporation of more units into a given space. The MEMS segment is expected to continue to grow even during down cycles in the rest of the semiconductor industry. New areas of growth that are expected to emerge are in the medical fields (self analysis, fitness), automotive (autonomous cars), wearables (energy converters) and the so-called ‘internet of things’. The Company serves the MEMS segment mainly with etching solutions but also with PVD and CVD solutions.

In the period from August 7, 2014 to December 31, 2014, our SD product lines accounted for approximately $110.6 million of revenues (including approximately $22.0 million related to service and support of those products), representing approximately 19% of our revenues. All of these revenues are attributable to the business of SPTS that was acquired on August 7, 2014.

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

In 2014, our solar energy product lines accounted for approximately $11.9 million of revenues (including approximately $0.7 million related to service and support of those products), representing approximately 2% of our revenues. 2014 was the first year in which the Company recognized revenues from this segment.

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

In 2014, our recognition software product lines accounted for approximately $13.2 million of revenues (including approximately $5.7 million related to service and support of those products), representing approximately 2% of our revenues. This compared with approximately $13.2 million of revenues (including approximately $5.7 million related to service and support of those products), representing approximately 3% of our revenues, in 2013, and approximately $14.3 million of revenues (including approximately $6.2 million related to service and support of those products), representing approximately 4% of our revenues, in 2012.

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

The competitive landscape we face in our SD business is also highly sectionalized within each of the target application segments. We may compete with different divisions of industrial corporations, or with companies that are local providers of etch, deposition and thermal equipment for Advanced Packaging, MEMS, power semiconductors, radio frequency ICs and LEDs. Our main competitors in Advanced Packaging include: for Etch TSV and Via Reveal: Lam Research, Applied Materials and AMEC; for PVD Under Bump Metalization (UBM): Oerlikon (now part of Evatec) and Applied Materials; and for CVD Via Isolation and Reveal: Applied Materials and Lam Research. Our main competitors in MEMS include: for DRIE Etch: Lam Research; for Release Etch: MEMSTAR; and for PVD: Oerlikon (Evatec). Our main competitors in Specialty Semiconductors (Power, RF, LED, etc.) include: for power interconnects, Applied Materials and Oerlikon (Evatec); for RF SAW and BAW, Oerlikon (Evatec) and Advanced Modular Systems; and for RF IC: PlasmaTherm.

(g) Product Research and Development

We deploy our core technology platforms across various product families and applications in order to maximize the impact of our research, development and engineering investments, to increase economies of scale and to apply our technology-specific expertise across multiple consumer end markets.

Our global engineering team of 591 scientists and engineers dedicated to product research, development and engineering works closely with our customers to meet and anticipate their evolving requirements and new product introductions.

We believe that continued, focused investment in research, development and engineering activities are critical to our future growth and to maintaining our leadership position. We continue to invest in research and development in order to better serve our customers with advanced yield management solutions. Our research and development investment accounted for approximately 15%, 16% and 18% of our total revenues in 2014, 2013 and 2012, respectively. Our research and development and engineering investments enable us to consistently provide innovative, ‘first to market’ and high quality products.

(h) Sales, Marketing and Customers

We market our products and provide customer support through our wholly-owned subsidiaries in the United States, Europe and the Far East, including Japan. Our subsidiaries employ local marketing, sales and customer support personnel. Worldwide marketing efforts are co-ordinated by the responsible marketing managers, who are based at our headquarters in Israel.

Our sales and marketing strategy focuses on deepening and expanding our relationships with leading PCB, FPD and SD customers and becoming their trusted supplier of yield management solutions.

We install, service and provide training to customers on all of our products. After a minimum amount of site preparation by the customer, installation of a system can normally be completed at the customer’s site, either by the Company or third parties, within a relatively short time after delivery. As part of the installation procedure, we provide our customers with system documentation and basic training in maintenance and application. In addition, for a fee, we offer customers service and maintenance contracts commencing after the expiration of the warranty period. Software, whether contained in optional features or forming an integral part of the functioning capacity of the system, is licensed. Software updates are typically included in the service fee.

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

(j) Backlog and Bookings

The Company refers to ‘backlog’ as the Dollar value of purchase arrangements with customers, effective, as at a given point in time, that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty. The Company’s backlog consists of these arrangements with assigned shipment dates expected within the ensuing three to twelve months. The Company does not include service revenues in its determination of orders for this purpose. By contrast, the Company refers to ‘bookings’ as the accumulation of such purchase arrangements over a given period. Bookings can be inconsistent and may fluctuate significantly throughout the year.

As at December 31, 2014, the Company’s backlog totaled approximately $170.0 million. The mix of components comprising the Company’s backlog as of December 31, 2014 will not necessarily correspond to that of the Company’s sales in the period following. In particular, the proportion of backlog attributable to the Company’s solar business is relatively high and exceeds the entire amount of 2014 solar revenues. Additionally, given the short lead times in the PCB industry, backlog attributable to this part of the Company’s business is lower, in relative terms, than its contribution to revenues. See Item 3 - Key Information - Risk Factor (j).

(k) Additional Considerations Relating to the Company’s Operations in Israel and in Wales

The Company is incorporated under the laws of the State of Israel and its headquarters, as well as substantial research and development and production facilities, are located in Israel.

The Company benefits from certain government programs and tax legislation, particularly as a result of the ‘Approved Enterprise’, ‘Benefiting Enterprise’ or ‘Preferred Enterprise’ status of a significant portion of the Company’s existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an “Approved Enterprise”, a “Benefiting Enterprise”, a “Preferred Enterprise” and the “Investment Law”, respectively). Pursuant to these programs and legislation, a significant portion of the Company’s income is currently taxed at reduced rates. During 2013, the benefits period applicable to the last of the Company’s Approved Enterprises expired. To be eligible for these benefits, the Company needs to meet certain conditions. Should the Company fail to meet such conditions, these benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. The Company also benefits from a Government of Israel program under which it receives grants from the OCS for the development of generic technologies without incurring any royalty obligations. See Item 5 - Operating and Financial Review and Prospects - Research and Development, Patents and Licenses, etc. - Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. For further information see Item 5 - Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates - Taxes on Income; and Note 11 to the Financial Statements.

The termination or curtailment of these programs or the loss or reduction of benefits under the Investment Law could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s SD business is operated through SPTS, the principal corporate vehicles of which are incorporated under the laws of England and Wales, and which maintains its headquarters, as well as its single wafer production and research and development facilities, in Newport, Wales. SPTS currently benefits, and has in the past benefitted, from certain grant funding and match funding to companies located in Wales to assist projects to be undertaken and/or to safeguard employment, which is made available upon and subject to certain terms and conditions. These programs and funding may be terminated in the future or the available benefits may be reduced or impacted should, including, among other possible circumstances, SPTS become ineligible to receive such funding by failing to meet the grant funding conditions. In such event, the full costs of any such research and development projects would need to be undertaken and borne by SPTS, and SPTS may be required to repay grant awards that have previously been received.

For more information about the above considerations and the risks associated with the Company’s operations in Israel and in Wales, see Item 3 - Key Information - Risk Factors (r) and (s).

4.C Organizational Structure

The Company’s corporate headquarters, executive and registered offices, as well as substantial research and development, engineering and manufacturing facilities, are located in Yavne, Israel. Orbotech, Inc., wholly-owned by Orbotech Ltd., maintains its headquarters in Billerica, Massachusetts. PDI and OLTS maintain their headquarters in San Jose, California. The Company’s European operations are coordinated from the headquarters of Orbotech Ltd.’s wholly-owned subsidiary in Brussels, Belgium, Orbotech S.A., and from regional offices in Germany. New System operates from offices in Gorizia, Italy. Laser Imaging Systems GmbH & Co. KG (“LIS”) operates from offices in Jena, Germany. Orbotech Pacific Ltd. and Orbotech Asia Ltd., also wholly-owned subsidiaries of Orbotech Ltd., operate through their headquarters in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in Korea, Taiwan and China, and through Orbotech Ltd. subsidiaries in Korea and Singapore. Orbotech Ltd.’s wholly-owned subsidiary in Japan, Orbotech Japan Ltd., maintains its headquarters in Tokyo. The Company’s principal Israeli subsidiary is Orbograph (owned approximately 94% by Orbotech Ltd.), which is located in Yavne, Israel. Frontline operates from headquarters in Rehovot, Israel. SPTS maintains its headquarters in Newport, Wales, and also operates from its regional offices or subsidiaries in Germany, France, the United States, Taiwan, Singapore, China, Malaysia and Korea. For more information about the Company’s organizational structure, see Item 19 - Exhibits - Exhibit 8.1 - List of Subsidiaries.

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

Additionally, the Company, generally through its subsidiaries, leases approximately 753,500 square feet of floor space, which is used in connection with sales, marketing, customer support, research and development, engineering and production operations. These leases expire on various dates up to 2023. Also, three of the Company’s European subsidiaries, Orbotech S.A., New System and SPTS Technologies Limited, hold interests in real property in Brussels, Belgium, Gorizia, Italy and Newport, Wales, respectively.

The aggregate annual rental paid by the Company for all of the Company’s facilities in and outside Israel in 2014 was approximately $7.9 million (compared to $7.9 million in 2013 and $7.4 million in 2012). For further information, see Note 9a to the Financial Statements.

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

In connection with the loans under the Credit Agreement, Orbotech Ltd. and certain of its subsidiaries guaranteed the obligation of the Borrower thereunder, Orbotech, Inc., Orbotech Ltd’s wholly-owned U.S. subsidiary. Those obligations are secured by security interests on certain assets of the Borrower and the guarantors, including Orbotech Ltd., which issued a debenture on August 7, 2014 (the “Debenture”) pursuant to which it created a floating charge on all of the Company’s assets, other than certain excluded assets, and a fixed charge on its goodwill. Orbotech Ltd. is also in the process of creating a fixed charge on certain of its intangible assets including certain patents and trademarks. For a description of the Credit Agreement and the Debenture, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources and Item 10 - Additional Information - Material Contracts.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

This Item 5 should be read in conjunction with, and is qualified by, the information included in Item 3 - Key Information - Risk Factors.

5.A Operating Results

(a) General

Orbotech Ltd. is an Israeli corporation. On August 7, 2014, the Company completed the SPTS Acquisition. Accordingly, the results of operations of SPTS were included in the Company’s consolidated results of operations beginning August 7, 2014. The Company has three reportable segments:

(i) Production Solutions for the Electronics Industry, which comprises the design, development, manufacture, marketing and servicing of cutting-edge solutions designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. The Company’s products in this segment include AOI, AOR, imaging, laser drilling and pre-production systems used in the manufacture of PCBs, AOI, test, repair and yield management systems used in the manufacture of FPDs and etch, PVD, CVD and thermal processing equipment for use in the manufacture of MEMS, Advanced Packaging, power and RF devices and HBLED devices. The Company also markets CAM and engineering solutions for PCB production.

(ii) Solar Energy, which comprises the design, development, manufacture and marketing of solar photovoltaic energy systems that produce electricity directly from sunlight; and

(iii) Recognition Software, which comprises the development and marketing of check processing and healthcare revenue cycle management solutions to banks, financial and other payment processing institutions by Orbograph.

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In 2014, 2013 and 2012, revenues derived from sales of the Company’s products constituted approximately 69%, 67% and 62%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During 2014, 2013 and 2012, approximately 96%, 97% and 96%, respectively, of revenues from both product sales and service were derived from product lines related to the Company’s yield-enhancement and production solutions for the electronics industry, approximately 2%, 0% and 0%, respectively, were derived from product lines related to solar energy and approximately 2%, 3% and 4%, respectively, were derived from product lines related to recognition software. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. A significant portion of the Company’s revenues is derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. As the Company’s installed base of products grows, service revenues are also expected to increase. See Note 14a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

The currency of the primary economic environment in which the operations of the Company and virtually all of its subsidiaries are conducted is the U.S. Dollar. Virtually all of the Company’s sales are made outside Israel in non-Israeli currencies, mainly the U.S. Dollar, and most of its purchases of materials and components are made in non-Israeli currencies, primarily the U.S. Dollar. Thus, the functional currency of the Company and its subsidiaries is the U.S. Dollar.

(b) Matters Affecting the Comparability of Results

On the SPTS Closing Date the Company completed its acquisition of SPTS for $375.1 million in cash and entered into a new term loan credit facility in an aggregate principal amount of $300.0 million to finance the SPTS Acquisition. As of December 31, 2014, the Company had $299.25 million of principal outstanding indebtedness under the Credit Agreement and its anticipated fiscal year 2015 debt service payment obligations are $3.0 million of principal and, based on the applicable interest rate at December 31, 2014, approximately $15.0 million in interest. The Company is required to make amortization payments in quarterly installments. The amount of the quarterly installments is equal to $0.75 million for the first 12 quarterly amortization payments. Subsequently, the amount of the quarterly amortization payments will be $5.625 million for the next 11 quarterly amortization payments, and the balance of the principal amount will be due at final maturity. The first amortization payment was made on December 31, 2014. For additional information regarding the term loan facility, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Senior Secured Term Loans.

The SPTS Acquisition, which is the largest acquisition by the Company to date, is a major element of Orbotech’s strategic move into the high growth areas of Advanced Packaging and MEMS. The inclusion of the financial results of the operations of SPTS from the SPTS Closing Date had a significant effect on consolidated results of operations of the Company for the year ended December 31, 2014, with $110.6 million of the Company’s 2014 revenues being attributable to SPTS reflected in the results for the Company’s semiconductor device business. In addition, the Company’s consolidated results for 2014 reflected: $6.8 million of acquisition-related fees and expenses related to the SPTS Acquisition; a $6.2 million year-over-year increase in interest expense related to the incremental indebtedness incurred under the Credit Agreement to finance the SPTS Acquisition; an increase of $15.2 million in amortization of intangibles and an income tax benefit of $1.8 million related to the net deferred tax liabilities acquired in the SPTS Acquisition. The Company’s results for the years ended December 31, 2013 and 2012 do not include results of operations of SPTS. For additional information regarding the impact of the SPTS Acquisition, see Note 3 to the Financial Statements.

(c) Critical Accounting Policies and Estimates

To improve understanding of the Financial Statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies at least annually to ensure that the Financial Statements, which are developed on the basis of these accounting policies, provide in all material respects complete, accurate and transparent information concerning the financial position and results of operations of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures and it believes that the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at that date and the operating results for the year then ended.

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

An arrangement involving multiple deliverables is divided into separate units of accounting. In such situations, revenue is recognized upon delivery of the separate elements, based on their relative fair value. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, and otherwise is based on third party evidence (“TPE”) or on the estimated selling price (“ESP”) if neither VSOE nor TPE is available. Because of the nature of its products, the Company generally utilizes the ESP.

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

This accounting treatment is applied if the delivered elements have value on a stand-alone basis, the arrangement does not include a general right of return with respect to delivered items and delivery or performance of undelivered items is considered probable and is substantially within the Company’s control. The maximum revenue recognized on a delivered element is limited to the amount that is not contingent upon the delivery of additional items.

Installation and training are not considered essential to the product capabilities since they do not require specialized skills and can be performed by other vendors. Accordingly, upon delivery, the Company defers revenue in an amount equivalent to the fair value of installation and training and recognizes those deferred revenues once installation and training has been completed.

The Company’s revenue arrangements contain multiple elements, as it grants its customers installation services and, on some of its products, a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the fair value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly is insignificant and is treated according to accounting principles for contingencies. After the warranty period, service revenue in respect of the Company’s systems is recognized ratably over the contractual period or as services are performed. Annual service fees are generally based on the list price of the Company’s products. It has been the Company’s experience that many of its customers elect to receive maintenance services from the Company on a continuing contractual basis after the conclusion of the warranty period.

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

(iv) Long-lived and Intangible Assets

The Company’s acquired intangible assets, other than goodwill, are comprised primarily of intellectual property and customer relations and are amortized on a straight-line basis over periods of five to seven and, in some cases, up to twelve, years, depending on the estimated useful life of such intangible assets. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used.

At September 30, 2012, in light of the extended downturn in the FPD industry, the Company tested whether the intangible assets acquired as part of the PDI Acquisition should be impaired based on an undiscounted cash flow analysis of the cash generating unit. The determination of the future cash flow was based on the Company’s budget, strategic plans and long-range planning forecasts, each of which required the Company’s management to make judgments about industry conditions, technological changes, competitive pressures and other matters related to its business. The growth rates used were developed by management based on information received from sources in the industry and Company-specific data. The profit margin assumptions included in the plans were based on the Company’s cost structure and its anticipated cost changes based on its cost savings initiatives at the time of testing. For assets where impairment was indicated - primarily existing technology and customer relationships allocated to the FPD division - the fair value was estimated using the ‘Relief from Royalty’ and ‘Multi-period Excess Earnings’ methodologies, respectively, both variations on the income approach. The Relief from Royalty methodology values an asset based on the assumed royalty rate which an enterprise would be prepared to pay to achieve the revenues associated with that asset and, for that reason, was considered by management to be the most useful methodology by which to value the technology intangible asset. The Multi-period Excess Earnings methodology develops assumptions, through revenue attribution and contributory asset charges, regarding what portion of a company’s earnings are attributable to a specific asset and, for that reason, was selected by management to be the most useful methodology by which to value the customer relationships intangible asset. For each of these methods, management estimated an after-tax cash flow stream associated with each intangible asset and then discounted that asset’s estimated required rate of return. The discount rate was based on a calculation of the internal rate of return, the weighted-average cost of capital and a weighted average return on assets, as well as the nature of those assets. The Company also applied a tax amortization benefit. As a result of these evaluations, the Company determined that the carrying amount of these assets exceeded their fair value by $30.1 million; and an impairment charge in that amount was therefore recorded in the third quarter of 2012. The evaluation of amounts recoverable in connection with intangible assets is a process that requires considerable exercise of judgment. Had different estimates and assumptions been used in this process, the measured impairments may have been different.

(v) Taxes on Income

Taxes on income are calculated using the assets and liabilities approach. Management judgment is required in determining provision for income taxes in each of the jurisdictions in which the Company operates. The provision for income tax is calculated based on assumptions as to the Company’s entitlement to various benefits under the applicable tax laws in the jurisdictions in which it operates. The entitlement to such benefits depends upon the Company’s compliance with the terms and conditions set out in these laws. See Item 5 - Operating and Financial Review and Prospects - Effective Corporate Tax Rate.

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

The Company may incur additional tax liability in the event of distribution of dividends from its tax-exempt income. The Company intends permanently to reinvest the amounts of tax-exempt income of its Approved Enterprises and Benefiting Enterprises and does not intend to distribute dividends from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income as the undistributed tax-exempt income is essentially permanent in duration.

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

On August 7, 2014, the Company completed the SPTS Acquisition for a total consideration of $375.1 million. The SPTS Acquisition was accounted for utilizing the purchase method of accounting, which required the Company to establish a new basis for the assets and liabilities of the acquired entity on the date of the acquisition. The purchase price allocation for SPTS takes into account the information management believes is reasonable. Nevertheless, the Company has one year from the SPTS Closing Date to make a final determination of purchase accounting allocations; and, accordingly, adjustments may be made to the foregoing allocations for SPTS. Although the final allocation of the purchase price for the SPTS Acquisition could differ significantly from the foregoing amounts, the Company does not expect any changes to the final allocation of the purchase price to impact its future operations or have a material adverse impact on its liquidity.

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The $167.0 million of goodwill was assigned to the SD reporting unit. The existing technology consists mainly of etch and PVD/CVD technologies used in the manufacturing of SD products.

The Company capitalized in-process research and development of $6.9 million upon completion of the SPTS Acquisition. The in-process research and development that was capitalized related to the acquired intellectual property for the dicing area, for which technological feasibility had not been established at the acquisition date and no future alternative uses had been identified at that time.

The results of operations of SPTS are included in the Financial Statements from the SPTS Closing Date. Pro forma unaudited revenue and net income data are presented in Note 3 to the Financial Statements.

For more information about allocation of purchase price, refer to Note 3 in the Financial Statements.

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

In 2014, 2013 and 2012, the Company elected to perform a qualitative assessment for the annual goodwill impairment test. As a result of performing the annual impairment tests, on September 30, 2014, 2013 and 2012, the Company determined that there was no impairment with respect to goodwill.

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

(ix) Contingencies

From time to time, the Company is subject to claims arising in the conduct of its business, including claims relating to product liability, employees, suppliers and public authorities. In determining whether liabilities should be recorded for pending litigation claims, an assessment of the claims is made and the likelihood that the Company will be able to defend itself successfully against such claims is evaluated. When it is believed probable that the Company will not prevail in a particular matter, an estimate is made of the amount of liability based, in part, on advice of legal counsel. For a discussion of the Company’s contingencies, see Item 8 - Financial Information - Legal Proceedings and Note 9b(ii) to the Financial Statements.

(d) Newly Issued Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 1w to the Financial Statements.

(e) Geographical Analysis; Worldwide Economic Situation; Cost of Revenues

(i) Geographical Analysis and Worldwide Economic Situation

The following table sets forth the Company’s product and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2014		2013		2012
	in thousands	% of total	in thousands	% of total	in thousands	% of total
China	$202,836	35	$177,304	40	$117,903	31
Taiwan	98,405	17	74,807	17	74,758	19
North America	87,900	15	43,042	10	41,569	11
Korea	55,607	9	72,333	16	62,954	16
Europe	54,004	9	18,605	4	18,477	5
Japan	44,840	8	33,676	8	43,877	11
Other *	39,154	7	20,228	5	27,470	7

Total	$582,746	100	$439,995	100	$387,008	100

*	mainly in the Far East.

During 2014, revenues from product sales in China continued to increase, as a result of the continued capital expenditures during the year by FPD manufacturers in that country. The increase in the proportion of sales generated outside Asia reflects the impact of the SPTS Acquisition on the Company’s geographical diversification.

During 2013, the Company recorded significantly higher revenues from product sales in China, mainly reflecting increased capital expenditures during the year by FPD manufacturers in that country. The increase in revenues from product sales in Korea is attributable primarily to the Company’s PCB and additional adjacent electronics component manufacturing solutions and mainly reflects the need on the part of Korean PCB manufacturers for LDI solutions for use in the manufacture of advanced HDI for smartphones.

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

(ii) Cost of Revenues

	Year Ended December 31,
	2014		2013		2012 *
	in thousands	% of sales/service revenues	in thousands	% of sales/service revenues	in thousands	% of sales/service revenues
Cost of Products Sold
Material and subcontractors	$185,431		$125,043		$103,417
Labor costs	26,006		20,753		15,700
Overhead and other expenses	12,544		10,906		10,484

Subtotal	223,981	55.4	156,702	53.3	129,601	54.2

Cost of Services Rendered
Materials consumed	$51,167		$44,088		$45,704
Labor costs	37,135		34,117		35,954
Overhead and other expenses	17,270		13,548		22,188

Subtotal	105,572	59.1	91,753	62.9	103,846	70.1

Total Cost of Revenues	$329,553		$248,455		$233,447

*	Excludes the write-down of inventories of $14.3 million in 2012 relating primarily to excess inventories of components and non-cancelable commitments for certain of the Company’s FPD products and, to a small extent, for certain of the Company’s older PCB products.

(f) Effective Corporate Tax Rate

The Company’s income tax obligations consist of those of the Company in Israel and those of each of its subsidiaries in their respective taxing jurisdictions.

The corporate tax rate in Israel, effective as of January 1, 2015, is 26.5%, unchanged from 2014 and compared with 25% in 2013. However, Orbotech’s effective tax rate in 2014 was 8.7% due to the combination of the factors described below.

The effective tax rate of Orbotech is primarily influenced by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the portion of the Company’s income in Israel which is entitled to tax benefits pursuant to the Investment Law; (d) the portion of the Company’s income which is entitled to reduced tax rates under a United Kingdom tax incentive (known as the ‘Patent Box’ regime) which is designed to encourage companies to make profits from their patents by reducing the tax payable on those profits; and (e) the changes in the exchange rate of the Dollar to the NIS.

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

The 2011 Amendment had no material effect on the tax payable in respect of the Company’s Israeli operations during 2014.

The combination of the factors described above produced effective tax rates of 8.7%, 15.0% and 0% for the years 2014, 2013 and 2012, respectively.

See Item 4 - Information on the Company - Business Overview - Additional Considerations Relating to the Company’s Operations in Israel; Note 11 to the Financial Statements; and Critical Accounting Policies and Estimates - Taxes on Income.

(g) Impact of Currency Fluctuations

Because the Company’s results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which the Company operates (primarily the NIS, the GBP, the Euro, the Japanese Yen and the Chinese Renminbi) will affect the Company’s results of operations. During 2014, on a comparative annual average basis as against 2013, the main currencies relevant to the Company’s operations strengthened (weakened) against the Dollar, as follows: the NIS by (1)%, the GBP by (5)%, the Japanese Yen by (8)%, the Chinese Renminbi by 0.2% and the Euro by 0.5%.

For information with respect to currency hedging programs maintained by the Company, see Item 11 - Quantitative and Qualitative Disclosures About Market Risk.

(h) Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2014	2013	2012
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	56.6	56.5	60.3
Inventory write-down			3.7
Gross profit	43.4	43.5	36.0

Operating expenses
Research and development costs:
Expenses incurred	15.7	16.5	18.2
Less - government participations	0.5	0.7	0.5
Net research and development costs	15.2	15.8	17.7

Selling, general and administrative expenses	16.5	17.3	18.9
Equity in earnings of Frontline	(1.0)	(1.3)	(1.7)
Amortization of intangible assets	3.3	0.9	2.6
SPTS Acquisition costs	1.2
Impairment of intangible assets			7.8
Restructuring charges			1.3
Total operating expenses	35.2	32.7	46.5

Operating income (loss)	8.2	10.8	(10.5)

Financial expenses - net	(1.5)	(0.3)	(1.3)
Income (loss) before taxes on income	6.7	10.5	(11.9)

Income tax expenses	0.6	1.6	0.1

Share in losses of an associated company	0.1
Net income (loss)	6.1	8.9	(12.0)

Loss attributable to the non-controlling interest		0.2	0.2

Net income (loss) attributable to Orbotech Ltd.	6.1	9.1	(11.8)

(i) Year Ended December 31, 2014 Compared To Year Ended December 31, 2013

During 2014, the Company took an important step towards implementing its strategy of expanding into the high growth areas of Advanced Packaging and MEMS with the SPTS Acquisition. As a result of the SPTS Acquisition, the Company has become significantly larger, further diversified and more geographically balanced. The Company’s financial results for the year reflect the effects, on and from the SPTS Closing Date, of this significant acquisition, as well as a further improvement in demand for its FPD equipment, offset by a modest decrease in PCB equipment sales, primarily reflecting the slowdown in Korea.

Revenues from the sale and service of the Company’s equipment and software in 2014 totaled $582.7 million, compared with $440.0 million in 2013, an increase of approximately 32.4%. The inclusion of revenues from SPTS following the SPTS Acquisition increased consolidated revenue by $110.6 million. Service revenues in 2014 were $178.8 million, compared with $146.0 million in 2013, an increase of approximately $32.8 million, which reflected the inclusion of service revenues of SPTS, but was also a function of increase in service business generated in the Company’s PCB division.

Revenues from the sale and service of PCB-related equipment in 2014 were $286.2 million, compared with $295.3 million in 2013. This slight decrease reflects the slowdown of business in Korea, offset, in part, by the increase in service revenues and demands from China for the Company PCB-related equipment.

Revenues from the sale and service of FPD-related equipment in 2014 were $160.7 million, compared with $131.6 million in 2013. This increase is primarily the result of continued fabrication facility expansions by LCD manufacturers in China to meet the growing demand for LCD televisions, tablets and mobile devices.

Revenues from the sale and service of SD equipment in 2014 were $110.6 million. SPTS recorded revenues of $186.0 million for the full year of 2014, $75.4 million of which were attributable to the period prior to its acquisition by the Company on August 7, 2014.

Revenues from the sale and service of the Company’s Solar Energy segment in 2014 were $11.9 million. 2014 was the first year in which the Company recognized revenues from sales of its products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels.

Revenues from the sale and service of the Company’s Recognition Software segment in 2014 were $13.2 million, unchanged from the $13.2 million recorded in 2013.

The increase in the cost of products sold in 2014 of $67.3 million, or 43%, resulted from the increase in revenues from products sold of $110.0 million, or 37.4%. This primarily reflected the higher expenditures on materials and components labor costs, overhead and other expenses as a result of the increased volume of products sold.

The increase in the cost of services rendered in 2014 of $13.8 million, or 15.1%, is primarily the result of the consolidation of the financial results of SPTS from the SPTS Closing Date.

Gross profit for 2014 was $253.2 million, or 43.4% of revenues, compared with $191.5 million, or 43.5% of revenues, in 2013. The Company preserved similar gross margins in 2014 as in 2013. Gross profit for 2014 from sales of equipment was $180.0 million, or 44.6% of product sales, compared to $137.3 million, or 46.7% of product sales, during 2013. The lower gross margin is a result of the change in the mix of products sold over this period. Gross profit for 2014 from services rendered was $73.2 million, or 41%, of service revenues, compared with $54.2 million, or 37.1%, of service revenues, during 2013. The higher gross margins on service revenues in 2014 compared to 2013, is a function of the Company’s increasing ability to generate additional service revenues while utilizing only a partially increased level of resources.

Research and development costs net increased to $88.7 million in 2014 from $69.6 million in 2013, due primarily to the inclusion of the financial results of SPTS from the SPTS Closing Date in the amount of $9.5 million and increased investment in research and development projects. During 2014, the Company received $2.7 million (compared with $3.2 million received in 2013) in royalty-free participations in its research and development expenditures, primarily from the Israeli Government and European sponsored sources.

Selling, general and administrative expenses were $95.7 million (which excludes $0.5 million expenses associated with the Korean Matter after taking into account receipts from the Company’s insurance carriers), compared to $77.5 million in 2013 (which excludes $1.6 million income associated with the Korean Matter after taking into account receipts from the Company’s insurance carriers). This increase was principally attributable to the inclusion of the financial results of SPTS from the SPTS Closing Date in the amount of $11.5 million and additional sales and marketing expenses as a result of the increase of equipment sales in 2014. The costs associated with the Korean Matter were $2.2 million, net of $1.7 million in recoveries from insurance companies, and were recorded in selling, general and administrative expenses.

Equity earnings in Frontline in 2014 were $5.8 million compared with $5.6 million in 2013.

The amortization of other intangible assets, primarily attributable to the SPTS and PDI Acquisitions, increased during 2014 to $19.2 million from $4.0 million in 2013. For further information concerning amortization expenses for 2014, 2013 and 2012, see Item 5 - Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates - Long-lived and Intangible Assets.

Net financial expenses totaled $9.0 million in 2014, compared with $1.2 million in 2013. This increase reflects the new term loan facility entered to finance the SPTS Acquisition.

Income tax expense for 2014 was $3.4 million, compared with $6.9 million in 2013. The Company’s effective tax rate for 2014 was 8.7% compared to 15.0% in 2013. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises, Benefiting Enterprises or Preferred Enterprises, the split of taxable income between jurisdictions, reduced tax rates and other incentives in non-Israeli jurisdictions and the changes in various exchange rates to the NIS. See Item 5 - Operating and Financial Review and Prospects - Operating Results - Effective Corporate Tax Rate.

The net loss attributable to the non-controlling interests was $0.1 million for 2014 compared to net loss of $0.8 million in 2013. These non-controlling interests are comprised of the minority share in the losses of OLTS as well as the approximately 6% minority interest in Orbograph.

GAAP net income attributable to Orbotech Ltd. for the year ended December 31, 2014 was $35.4 million, or $0.83 per share (diluted), compared with $40.0 million, or $0.92 per share (diluted), for the year ended December 31, 2013.

(j) Year Ended December 31, 2013 Compared To Year Ended December 31, 2012

The Company’s financial results for 2013 reflected a year in which the Company experienced renewed demand for its FPD equipment as the industry began to emerge from the cyclical downturn which had prevailed in the industry since the latter part of 2011, and a modest improvement in its PCB and additional adjacent electronics component manufacturing revenues, despite the uncertainty and weakness in global economic conditions which continued to impact this area of the Company’s business. The Company’s shift from a substantial net loss to net income in 2013 resulted in large part from the recovery in the FPD industry and the full year impact of operational efficiency measures adopted; but also reflected the write-down of inventories of $14.3 million and impairment charges of $30.1 million recorded in 2012.

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

Revenues from the sale and service of PCB-related equipment in 2013 were $295.3 million, compared with $275.5 million in 2012. This increase reflected, in part, the growth in revenues from the Company’s additional adjacent electronics component manufacturing business, from approximately $16.4 million in 2012 to approximately $31.7 million in 2013, as well as the higher revenues received from Orbotech’s manufacturing solutions, especially its LDI systems, stemming mainly from strong demand for LDI for HDI PCBs for smartphones.

Revenues from the sale and service of FPD-related equipment in 2013 were $131.6 million, compared with $97.2 million in 2012. This increase, which was weighted towards the latter part of the year, was primarily the result of major manufacturing expansions in China to meet the growing demand for LCD televisions, tablets and mobile devices.

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

Research and development costs net increased to $69.6 million in 2013 from $68.7 million in 2012, due primarily to increased employee-related costs and the effect of the strengthened NIS against the Dollar. During 2013, the Company received $3.2 million, compared with $1.8 million received in 2012, in royalty-free participations in its research and development expenditures, primarily from the Israeli Government and European sponsored sources.

Selling, general and administrative expenses were $77.5 million (which excludes $1.6 million income associated with the Korean Matter after taking into account receipts from the Company’s insurance carriers), compared to $69.0 million in 2012 (which excluded $4.0 million costs associated with the Korean Matter after taking into account receipts from the Company’s insurance carriers). This increase was principally attributable to additional allocation of overhead expenses previously included in customer support operations, as well as higher expenses resulting from the growth in sales and increased employee-related costs. The costs associated with the Korean Matter were $3.3 million, net of $4.9 million in recoveries from insurance companies, and were recorded in selling, general and administrative expenses.

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

The amortization of other intangible assets, primarily attributable to the PDI Acquisition, decreased during 2013 to $4.0 million from $9.9 million in 2012. For further information concerning amortization expenses for 2013 and 2012, see Item 5 - Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates - Long-lived and Intangible Assets.

Net financial expenses totaled $1.2 million in 2013, compared with $5.1 million in 2012. This decrease reflected the lower debt service payment obligations to Discount Bank, which totaled $1.2 million in 2013, compared with $3.4 million in 2012, as well as reduced foreign exchange losses.

Income tax expense for 2013 was $6.9 million, compared with $0.5 million in 2012. The Company’s effective tax rate for 2013 was 15.0% compared to 0% in 2012. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises, Benefiting Enterprises or Preferred Enterprises, the split of taxable income between jurisdictions and the changes in various exchange rates to the NIS. See Item 5 - Operating and Financial Review and Prospects - Operating Results - Effective Corporate Tax Rate.

The net loss attributable to the non-controlling interests was $0.8 million for 2013 compared to $1.0 million in 2012. These non-controlling interests were comprised of the minority share in the losses of OLTS as well as the approximately 9% minority interest in Orbograph.

GAAP net income attributable to Orbotech Ltd. for the year ended December 31, 2013 was $40.0 million, or $0.92 per share (diluted), compared with GAAP net loss attributable to Orbotech Ltd. of $45.6 million, or $1.05 per share, for the year ended December 31, 2012.

5.B Liquidity and Capital Resources

(a) General

The Company’s equity as a percentage of its total assets decreased to 48.1% at December 31, 2014, compared with 73.4% at December 31, 2013.

Cash, cash equivalents, short-term bank deposits and marketable securities decreased to $162.3 million at December 31, 2014 from the $218.2 million recorded at December 31, 2013. The Company had gross debt of $299.25 million at December 31, 2014 and no debt at December 31, 2013.

Cash generated from operating activities in 2014 was approximately $51.4 million. Inventories at December 31, 2014 were $157.0 million, compared with $93.9 million at December 31, 2013. Net trade accounts receivable increased by $49.9 million, to $248.1 million at December 31, 2014 from $198.2 million at year end 2013. The period trade receivables were outstanding at December 31, 2014 (calculated by dividing: (A) the product of: (i) trade receivables at period end; and (ii) 365; by (B) the aggregate of the previous four quarter revenues) decreased to 155 days at December 31, 2014 from 164 days at December 31, 2013. The Company did not record any significant bad debts during 2014 and its allowance for doubtful accounts was $3.4 million or 1.3% of outstanding receivables at December 31, 2014. Aggregate accounts payable and accruals increased to $146.3 million from their December 31, 2013 level of $99.1 million, primarily due to the SPTS Acquisition. Deferred income increased by $13.2 million to $38.0 million at December 31, 2014, primarily reflecting the higher levels of revenues from sales of products.

During 2014, the Company used $12.5 million for capital expenditures and expended approximately $14.6 million for share repurchases and received approximately $8.3 million from the exercise of options.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, it sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During 2014, the Company sold approximately $39.0 million of these instruments.

The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from changes in foreign currency exchange rates. The use of such instruments does not expose the Company to additional exchange rate risks since the derivatives are held against an asset (for example, excess assets in Japanese Yen). See Item 11 - Quantitative and Qualitative Disclosures About Market Risk. The Company’s policy in utilizing these financial instruments is to protect the Dollar value of its cash, cash equivalent and marketable securities assets rather than to serve as a source of income.

The Company is not aware of any material commitments for capital expenditures in the future and believes that its cash and cash equivalents available as of December 31, 2014 and funds generated from operations will be sufficient to meet its working capital requirements for the next twelve months.

(b) OLTS Investment

Approximately 16% of OLTS’s equity interest as at December 31, 2014 is held by the two developers of certain of OLTS’s technology. Each of these two developers holds a put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These put options shall become exercisable upon the achievement of a certain financial milestone by OLTS. The purchase price to be paid by the Company upon the exercise of this put option shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. These put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

The Company ownership percentage in OLTS was approximately 81.2% on a fully diluted basis as of December 31, 2014.

(c) PixCell Investment

From 2011 through 2014, the Company through its venture capital fund, Orbotech Technology Ventures L.P., invested a total of $3.5 million in PixCell Medical Technologies Ltd. (“PixCell”) and paid other shareholders of PixCell a total of $0.5 million, in consideration for approximately 35% (on a fully diluted basis) of the share capital of PixCell, an Israeli company developing diagnostic equipment for point-of-care hematology applications, in particular low cost, high speed complete blood count and hemoglobin level tests. In the early part of 2015, the Company invested $1.5 million in PixCell, and was granted an option to purchase additional shares of PixCell in consideration for an aggregate exercise price of $1.0 million, following which the Company holds 45% (on a fully diluted basis) of the share capital of PixCell. Subject to the exercise of the above option, the Company is entitled to invest additional amounts and to purchase additional shares from PixCell’s other shareholders in consideration for an aggregate amount of approximately $6.0 million, following which the Company would be expected to hold approximately 63% (on a fully diluted basis) of the share capital of PixCell and, subject to its continuous investment in PixCell, the Company will also have the right to acquire 100% of the share capital of PixCell. In the event the Company invests the entire $7.0 million as aforesaid, then subject to certain terms and conditions (including the achievement of a certain financial milestone) the Company will be required to acquire 100% of the share capital of PixCell.

(d) Negative Pledges

As part of the Discount Bank Loan and as security for the repayment thereof, Orbotech Ltd. created a floating charge on all of its assets and a fixed charge was created on the shares of PDI held by Orbotech, Inc. In addition, Orbotech Ltd. also has an approved credit risk limit of up to an aggregate amount of $22.0 million granted to it by Bank Hapoalim Ltd. (“Hapoalim”). To secure this credit risk, in 2010, Orbotech Ltd. issued a debenture in favor of Hapoalim under which a floating charge was created on all of Orbotech Ltd.’s assets.

In February 2013, Orbotech Ltd. prepaid part of the Discount Bank Loan. In connection with the partial prepayment of the Discount Bank Loan and as a precondition thereto, Orbotech Ltd. entered into letters of agreement with Discount Bank and with Hapoalim pursuant to which the above floating charges and the debenture in favor of Hapoalim were cancelled and replaced with negative pledges to each of Discount Bank and Hapoalim (collectively, the “Negative Pledges” and each, a “Negative Pledge”). On December 23, 2013, Orbotech Ltd. completed repayment of the entire Discount Bank Loan and on January 22, 2014, the fixed charge created on the shares of PDI held by Orbotech, Inc. was cancelled. Subsequently, and as a result of further agreements with each of Discount Bank and Hapoalim, the Negative Pledges to Discount Bank and to Hapoalim were cancelled on March 27 and May 21, 2014, respectively.

(e) Senior Secured Term Loans

On August 7, 2014, the Company, and its wholly owned subsidiary Orbotech, Inc. (the “Borrower”), entered into a senior secured credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A. as administrative agent, and a syndicate of lenders. Under the Credit Agreement, the Borrower borrowed $300.0 million aggregate principal amount of senior secured term loans (the “Term Loans”) on August 7, 2014. The proceeds of the Term Loans were used by the Borrower on August 7, 2014, together with approximately $100.0 million of cash available to the Company, directly or indirectly, (a) to pay the cash consideration in respect of the acquisition of SPTS, (b) to repay indebtedness outstanding under the Senior Facilities Agreement dated as of May 31, 2012, by and among SPTS, Barclays Bank PLC, HSBC Bank PLC and the other parties thereto, (c) to redeem outstanding notes of a subsidiary of SPTS and (d) to pay transaction costs associated with the foregoing. As of February 1, 2015, the outstanding principal amount of the Term Loans was $299.25 million.

(i) Interest and Maturity

The Term Loans bear interest at a floating rate equal to, at Borrower’s option, either (a) a base rate determined by reference to the highest of (1) the interest rate announced from time to time by JPMorgan Chase Bank, N.A. as its prime rate, (2) the federal funds effective rate plus 1/2 of 1.0% and (3) a LIBO rate determined by reference to the costs of funds for Dollar deposits for a one-month interest period adjusted for certain additional costs plus 1.0% or (b) a LIBO rate determined by reference to the costs of funds for Dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. For the purpose of determining the interest rate payable on the Term Loans under clauses (a) and (b) of the immediately preceding sentence, the LIBO rate will in no event be less than 1.0%. The applicable interest rate margin will be 3.0% with respect to base rate borrowings and 4.0% with respect to LIBO rate borrowings. The Term Loans will mature on August 7, 2020.

(ii) Amortization and Prepayments

The Company is required to make amortization payments in quarterly installments, which commenced on December 31, 2014. The amount of the quarterly installments will be equal to $0.75 million for the first 12 quarterly amortization payments. After that, the amount of the quarterly amortization payments will be $5.625 million for the next 11 quarterly amortization payments, and the balance of the principal amount will be due at final maturity. Prepayments of all or any portion of the Term Loans of a certain class reduce subsequent scheduled amortization payments of the Term Loans of such class as directed by the Borrower.

The Borrower is permitted to repay outstanding Term Loans or any portion thereof at any time without premium or penalty. Notwithstanding the foregoing, if any Term Loans are prepaid prior to the first anniversary of the funding date thereof with the proceeds of debt having an effective yield lower than the initial effective yield of the Term Loans (taking into account LIBOR floors and original issue discount), then such prepayment will be accompanied by a prepayment fee equal to 1.0% of the Term Loans so prepaid. In addition to permitting voluntary prepayments at any time, the Credit Agreement contains mandatory prepayment provisions. These mandatory prepayment provisions contain certain exceptions and customary thresholds. Subject to these exceptions and thresholds, the Borrower will be required to make mandatory prepayments of the Term Loans under certain circumstances, including from (a) 100% of the net cash proceeds from certain non-ordinary course assets sales (including casualty and condemnation proceeds) in excess of $2.5 million per sale and $5.0 million per year (with a 365-day reinvestment right and other exceptions), (b) 100% of the net cash proceeds from the issuance or incurrence of debt not otherwise permitted under the Credit Agreement and, until the first anniversary of closing, the issuance of equity and hybrid securities and (c) 50% of annual excess cash flow (as defined in the Credit Agreement), with step-downs to 25% and 0% if the ratio of the Company’s total consolidated debt to its trailing four-quarter consolidated EBITDA (as defined) is less than 1.25 to 1.00 and 0.75 to 1.00, respectively. Any mandatory prepayment also reduces subsequent scheduled amortization payments as directed by the Borrower.

The Company may raise equity capital through the issuance of additional Ordinary Shares, subject to market and other conditions, including its undertakings pursuant to the Credit Agreement. Until August 7, 2015, the net proceeds of any such offering would be required to be used to repay indebtedness under the Credit Agreement. After August 7, 2015, the Company may use the proceeds of an equity offering, if any, for general corporate purposes, including voluntary prepayments of debt.

(iii) Incremental Term Loans

The Credit Agreement provides that the Borrower has the right to incur additional term loans thereunder in an aggregate principal amount not to exceed the greater of: (a) $50.0 million; and (b) the amount that would not cause the Company’s ratio of total consolidated secured debt to trailing four-quarter consolidated EBITDA (as defined in the Credit Agreement) to exceed 1.75 to 1.00, calculated on a pro forma basis (as defined in the Credit Agreement). The lenders under the Credit Agreement are under no obligation to provide any such additional term loans, however. As of December 31, 2014, the Company’s ratio of total consolidated secured debt to trailing four-quarter consolidated EBITDA (as defined in the Credit Agreement) was 3.00.

(iv) Guarantees and Collateral for the Term Loans

The Borrower’s obligations under the Credit Agreement are guaranteed by the Company and by certain existing subsidiaries of the Company that are organized under the laws of Israel, England and Wales, the United States, Hong Kong and Singapore, in each case subject to certain exceptions and limitations. In addition, certain after acquired or organized material subsidiaries of the Company organized under the laws of Israel, England and Wales or the United States will be required to guarantee Borrower’s obligations under the Credit Agreement upon their acquisition or formation. The Credit Agreement and the related guarantees are (or are expected to be) secured by security interests in substantially all tangible and intangible assets of the Borrower and the guarantors (subject to certain exceptions and limitations). The Company also issued the Debenture on August 7, 2014, to create a fixed charge on its goodwill and a floating charge on all of its assets, other than certain Excluded Assets (as defined in the Debenture) to guarantee payment of the Obligations (as defined in the Credit Agreement).

(v) Covenants and Events of Default

The Credit Agreement requires the Company and its subsidiaries on a consolidated basis to maintain compliance with a minimum liquidity amount (as defined) of $40 million tested as of the last day of each month, and places certain restrictions on the ability of the Company, the Borrower or certain of the Company’s subsidiaries to, among other things, incur debt and liens; merge, consolidate or liquidate; make investments; dispose of assets; enter into sale and leaseback transactions; pay dividends and make other restricted payments; undertake transactions with affiliates; enter into restrictive agreements on their ability to grant liens, make dividends and other distributions; amend material documents, change fiscal periods; and designate unrestricted subsidiaries. As of December 31, 2014, the Company was in compliance with all covenants in the Credit Agreement.

The Credit Agreement contains customary events of default, such as defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, material judgments, invalidity of loan documents, certain liens and guarantees and change in control.

The above summary of the Credit Agreement and the brief description of the guarantees and collateral securing the obligations thereunder are each qualified in the entirety by reference to the complete terms and provisions thereof, each of which are incorporated by reference herein.

Certain Non-GAAP Information

Non-GAAP net income for 2014 was $63.2 million, or $1.48 per share (diluted), compared with $47.5 million, or $1.10 per share (diluted) for 2013. The below table (the “Reconciliation”) reconciles GAAP to non-GAAP results for the years ended December 31, 2014, 2013 and 2012.

In this Annual Report, the Company presents certain non-GAAP measures, including non-GAAP net income and non-GAAP earnings per share, which are described in the Reconciliation. Each measure presented below excludes charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) restructuring and asset impairments; (iv) share in losses of associated company; and (v) tax credits relating to the above items, in each case, as described in more detail in the Reconciliation. In addition, the Company presents EBITDA, Adjusted EBITDA and Credit Facility EBITDA, each as defined in the Reconciliation. Credit Facility EBITDA is Adjusted EBITDA as further adjusted to give effect to the other items identified as permitted adjustments pursuant to the terms of the Credit Agreement.

Management regularly uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. None of these non-GAAP measures is prepared in accordance with GAAP and they may differ from non-GAAP measures reported by other companies. The Company believes that these measures enhance investors’ ability to review and understand trends in the Company’s business from the same perspective as management and understand the calculation of covenants under the Credit Agreement. The Company believes its presentation of some of these non-GAAP measures facilitates comparisons between periods because they provide consistency in its financial reporting among periods and exclude certain financial expenses. However, the non-GAAP measures presented are subject to limitations as analytical tools, and are not meant to be considered in isolation or as a substitute for the comparable GAAP measures to which they are reconciled. They should be read only in conjunction with the Consolidated Financial Statements, which are prepared in accordance with GAAP, except as otherwise described therein. Some of the limitations of the Company’s non-GAAP measures are:

•	they do not include equity-based compensation, as further described below, and certain other non-cash charges;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and non-GAAP measures do not reflect any cash requirements for such replacements;

•	they do not reflect every cash expenditure, such as tax payments, that are required to be paid in cash and could be material to the Company;

•	they do not reflect changes in, or cash requirements for, working capital needs;

•	they do not reflect interest expense, or the cash requirements to service interest or principal payments on the Company’s debt;

•	they do not reflect the impact of income or charges resulting from matters the Company considers not to be indicative of its ongoing operations; and

•	other companies may calculate these measures differently than Orbotech does, limiting their usefulness as a comparative tool.

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure and Adjusted EBITDA. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity based compensation expenses. Equity based compensation expenses are expected to recur in future periods.

The effects of amortization of intangible assets and impairment charges have also been excluded from the non-GAAP net income measure and EBITDA. These items are inconsistent in amount and frequency and are significantly affected by the timing and size of acquisitions. The use of intangible assets contributed to revenues earned during the periods presented and will also contribute to future period revenues. Amortization of intangible assets will recur in future periods and the Company may be required to record additional impairment charges in the future. The Company believes that it is useful for investors to understand the effects of these items on total operating expenses. Although these expenses are non-recurring with respect to past acquisitions, these types of expenses will generally be incurred in connection with any future acquisitions.

Reconciliation of GAAP to Non-GAAP Results

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands (except per share data)
Reported operating income (loss) on GAAP basis	$48,146	$47,531	$(40,796)

Equity based compensation expenses	3,192	3,182	3,070
Restructuring charges			5,063
Amortization of intangible assets	19,235	4,041	9,907
Impairment of intangible assets			30,142
SPTS Acquisition costs	6,761

Non-GAAP operating income	$77,334	$54,754	$7,386
Reported net income (loss) attributable to Orbotech Ltd. on GAAP basis	$35,380	$40,001	$(45,579)
Equity based compensation expenses	3,192	3,182	3,070
Restructuring charges, net of tax credit			4,593
Amortization of intangible assets, net of taxes	17,412	4,041	9,907
Impairment of intangible assets			30,142
SPTS Acquisition costs	6,761
Share in losses of associated company	417	252	165

Non-GAAP net income	$63,162	$47,476	$2,298

Non-GAAP net income per share - diluted	$1.48	$1.10	$0.05

Shares used in non-GAAP net income per share calculation	42,757	43,253	44,071

The below table reconciles net income to EBITDA, Adjusted EBITDA and Credit Facility EBITDA as calculated in accordance with the Credit Agreement.

EBITDA, Adjusted EBITDA and Credit Facility EBITDA as determined in accordance with the Credit Agreement for the twelve months ended December 31, 2014

U.S. dollars in thousands

NET INCOME	$35,380
Finance expenses	9,046
Taxes	3,419
Depreciation	11,097
Amortization of intangible assets	19,235

EBITDA	$78,177
Equity based compensation expenses	3,192
Minority interest and interest losses	(116)
Losses in associated company	417
Transaction costs (a)	6,761

ADJUSTED EBITDA	$88,431
SPTS full year contribution (b)	10,487
Litigation expenses (c)	886
Other (d)	—

CREDIT FACILITY EBITDA (e)	$99,804

(a)	The $6.8 million adjustment relates to the SPTS Acquisition costs.
(b)	The SPTS Acquisition was completed on August 7, 2014. This adjustment gives full year effect to the SPTS Acquisition by reflecting SPTS’s contribution to Credit Facility EBITDA for the period from January 1, 2014 to August 7, 2014, determined in accordance with the Credit Agreement. This adjustment has been derived from SPTS’s books and records, is unaudited and does not correspond to SPTS’s historical accounting periods.
(c)	Reflects the elimination of litigation expenses related to the Korean Matter and certain other litigation.
(d)	Reflects adjustments permitted by the Credit Agreement, including with respect to employee and other matters.
(e)	Credit Facility EBITDA does not reflect any annualized expense reductions anticipated as a result of operational changes made as part of the SPTS Acquisition estimated by us in good faith as permitted by the Credit Agreement. Because we are in the preliminary stages of assessing our operations after the SPTS Acquisition, this adjustment does not include any amount of cost savings, business optimization opportunities or synergies that we believe may be available. Although we are carefully assessing the efficiency of our business, we may not identify or achieve any cost savings in the timeframe or amount we anticipate, if at all. Accordingly, you should not place undue reliance on our ability to achieve cost savings or synergies.

Although Credit Facility EBITDA is derived from the Financial Statements, the calculation of Credit Facility EBITDA pursuant to the Credit Agreement presented in this Annual Report will permit certain estimates and assumptions that may differ materially from actual results. For example, the Company is permitted to estimate annual net cost synergies as a result of specified actions, including the SPTS Acquisition. Although management is required under the Credit Agreement to use reasonable estimates and assumptions, investors should not place undue reliance upon the calculation of Credit Facility EBITDA given the manner in which it is calculated and the possibility that the underlying estimates and assumptions may ultimately not reflect actual results. The estimated cost synergies, for example, would increase Credit Facility EBITDA by the amount of savings expected to be achievable. No assurance can be given, however, that the Company will be able to realize such cost savings. Also, cash costs incurred by the Company in connection with implementing synergies do not reduce Credit Facility EBITDA. Moreover, cash costs may prove to be greater than estimated. In addition, the Credit Agreement permits the Company to adjust Credit Facility EBITDA for items that would not meet the standards for inclusion in pro forma financial statements under Regulation S-X and other SEC rules. Some of these adjustments may be too speculative to merit adjustment under Regulation S-X; however, the Credit Agreement permits such adjustments for purposes of determining Credit Facility EBITDA. As a result of these adjustments, the Company may be able to incur more debt or pay dividends or make other restricted payments in greater amounts than would otherwise be permitted without such adjustments even if the adjustments ultimately differ materially from actual results.

5.C Research and Development, Patents and Licenses, etc.

(a) Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. Research and development expenses are incurred prior to the time that revenue is generated from new products. It may take many years to realize the benefit of research and development expenses, if any is realized at all. As of December 31, 2014, 591 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participations in such expenditures (mainly by the Government of Israel) for the periods indicated:

	Year ended December 31,
	2014	2013	2012
	(in thousands)
Internally-funded research and development expenditures	$91,320	$72,736	$70,524
Governmental participations	2,669	3,163	1,821
Net outlay for research and development	$88,651	$69,573	$68,703

The governmental participations in the year ended December 31, 2014 represent funding of $1.9 million by the OCS through a royalty-free program for the development of generic technologies and of $0.8 million by European sponsored sources.

Israeli Government consent is required to manufacture products developed with OCS participations outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. Such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how.

Israeli Government consent for the manufacture of products developed with OCS participations outside of Israel, if granted, is generally conditioned on an increase in the total amount to be repaid to the OCS, up to 300% of the Dollar value of the grant plus applicable interest. The specific increase within this ceiling would depend on the extent of the manufacturing to be conducted outside of Israel. Israeli Government consent for the transfer of know-how developed through projects in which the Israeli Government participates and any right derived therefrom, outside of Israel, if granted, is generally conditioned on a redemption payment which is calculated according to a formula set forth in the Israeli Encouragement of Research and Development in Industry Law, 1984 as amended, and regulations promulgated thereto (the “Research Law”), but not more than six times the total amount of grants received under the Research Law and from the OCS in general, plus applicable interest.

(b) Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. According to the Company’s records as of January 31, 2015, at that date the Company held 234 United States patents, and 411 corresponding non-United States patents, and had 63 United States patent applications, and 302 non-United States patent applications, pending.

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

5.D Trend Information

Industry conditions affecting the Company’s business, in particular the level of FPD investment in China, began to improve in 2013 and continued to do so in 2014. In 2015, continued demand is expected for high-end consumer electronic devices supporting the Company’s belief that there will be further improvement and growth opportunities. The Company’s financial position and results for 2014 were positively affected by the overall economic improvement, the growth in the FPD industry and the SPTS Acquisition. As a result of the SPTS Acquisition, the Company enjoys a stronger and more diversified position in the electronics industry. In addition, the increasing complexity of electronic devices is expected to drive demand for the Company’s production and yield enhancing solutions. As a result, the Company anticipates growth in each of its PCB, FPD and SD businesses in 2015 compared with 2014, which may exceed anticipated overall industry growth. Nevertheless, conditions in the electronics industry, particularly in the Far East, are tied to the global economic climate and any downturn with respect thereto would negatively impact the electronics industry and the Company’s business. In addition, the SPTS Acquisition, as well as the increasing importance to the Company of its solar energy business, means that the Company is now exposed to cyclicality in additional industries such as the automotive industry; and downturns in these industries could also have a negative impact on the Company’s results.

During the second half of 2013 and throughout 2014, the FPD industry experienced expansion in facilities for televisions, tablets and mobile devices, particularly in China. In 2014, there was strong growth in the demand for large area televisions. The Company expects that the majority of capital investment in new facilities during 2015 will continue to occur in China, where the Company is well placed to benefit from its substantial service and support infrastructure. The continuing trend towards constructing FPD facilities covering both mobile devices and televisions and the addition of oxide semiconductor technology in these facilities provides new opportunities for growth, driven by increasing demand for ultra high definition televisions and higher resolution mobile devices. Industry analysts anticipate growth in demand for FPDs and increased levels of investment in capital equipment in 2015 and 2016. Based on industry information, the Company expects that additional production lines will be needed in order to meet capacity requirements for large area televisions and that this, combined with the introduction of new display technologies, will lead to increased opportunities for Orbotech’s equipment to play an even greater role in FPD manufacturing. Manufacturers have continued in early 2015 to make significant investments in LTPS, OLED, oxide semiconductor and flexible display technologies. To meet the demand driven by this trend, the Company intends to offer products designed to enable more efficient mass-production of these advanced displays. Based on the growth in demand for FPDs and recent innovations of new display technologies, the Company anticipates improvement in its FPD business in 2015 as compared with 2014.

The PCB industry grew by approximately 7% year over year in China, and by approximately 2.4% globally. The Company’s PCB business continues to be driven by demand for its yield-enhancing solutions, including its technologically advanced direct imaging, AOI and AOR products and digital legend printing, some of which are critical in the mass production of HDI and flex PCBs and advanced packaging solutions for IC substrates. In 2014, the weakness in PCB production reflected less favorable industry conditions in Korea driven by the low production rates of smart mobile devices by Korean makers and its effect on the economic environment. This weakness was offset, to some extent, by increased demand in China. The Company anticipates continued growth in the PCB industry in 2015, driven principally by the demand for mobile devices, automotive developments and fourth generation mobile telecommunications (“4G”) technology in China. Sales are expected to be more technology, as opposed to expansion, driven. The Company expects to record additional revenues in 2015 from sales of its new direct imaging product, the Nuvogo™ 800, as PCB manufacturers become increasingly aware of the benefits offered by this highly innovative solution. Based on this and the other factors described above, the Company anticipates an improvement in its PCB business in 2015 as compared with 2014.

The semiconductor industry is poised for growth in 2015, as increasing consumer demand for high product functionality in various industries is expected to drive the need for MEMS, Advanced Packaging, power, RF and HBLED devices. Advanced Packaging is a growing segment and has moved to wafer level packaging faster than expected, creating more opportunities for the Company’s products and solutions. In 2014, the RF driver segment experienced growth as a result of 4G products. The Advanced Packaging and RF driver segments are expected to experience continued growth in 2015 and 2016, largely as a result of ongoing innovations of mobile devices. The Company occupies a strong position in the MEMS segment, which is expected to continue to provide revenues in 2015 as new capacity is installed for the coming generation of smartphones and automotive-related devices. The demand for improvements in battery life, fuel economy and energy efficiency are also expected to lead to growth in power devices. Based on these factors, the Company anticipates that 2015 revenues from its SD business will exceed the $184 million in revenues recorded by SPTS in 2014.

As at December 31, 2014, the Company’s backlog, which consisted principally of orders for its FPD and SD products and included orders for its solar energy products, totaled approximately $170.0 million. Although orders on any particular date are not necessarily indicative of actual sales for any succeeding period, since customers may delay delivery of products or cancel orders prior to shipment, the Company believes it is well positioned to capitalize on existing and future opportunities as manufacturers make investments in capital equipment to meet heightened production challenges in a yield-focused environment. The Company also believes that it will benefit from its positioning as a provider of product and processes innovation solutions designed to meet the production challenges associated with higher-end technology, as production of PCBs and FPDs expands in Asia and shifts to these complex devices in response to the growing local consumer demand for electronic devices. However, as a result of this geographic trend, the Company is increasingly exposed to the risks and complexities inherent in doing business in international markets, some of which, such as those associated with the effective regulation and protection of intellectual property rights, are particularly acute in China. In addition, the Company faces continuing pricing pressure, particularly in China, as a result of competition from local manufacturers of PCB and FPD inspection equipment. The Company believes that the geographic and diversification resulting from the SPTS Acquisition has further improved the overall positioning of the Company.

The Company’s gross profit margin during 2014 was approximately 43.4%. The Company expects to face sustained pricing pressure, stemming mainly from competitive factors; however, it believes that the positive effects of the SPTS Acquisition, as well as its cost reduction steps, its introduction of new products and the increased profitability for certain services, will lead to stable margins in its business during 2015 as compared with 2014. As a result of the growth in sales, the Company’s installed base continues to expand and service revenues are therefore expected to increase.

The Company’s financial results reflect the impact of the strength of the NIS during 2014 as part of its expenses are in NIS while the majority of its revenues are in Dollars. Because the Company’s headquarters, as well as certain of its research and development and manufacturing facilities are in Israel, its financial results will continue to be impacted by the relative value of the NIS, principally against the Dollar. The Company is limited in its ability to mitigate the impact of a strong NIS relative to the Dollar. As a result of the SPTS Acquisition, the Company’s financial results will increasingly reflect the impact of the GBP, due to the relatively large facility located in Wales.

The solar energy industry is expected to continue to grow in 2015, particularly in the United States and emerging markets such as South America and the Middle East, while Europe is expected to continue the consolidation trend that began in 2012 and China is expected to continue to show strong growth in this sector. In particular, due to the continued cost reductions of photovoltaic solar power, installation demand is expected to experience strong growth in 2015. Industry analysts expect a surge in projects to be completed by the end of 2016, when the applicable tax credits in the United States will decrease. 2014 was the first year in which OLTS recognized revenues from the sale of its products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels and the Company anticipates OLTS to make further product sales in 2015.

In 2015, the Global Product Organization unit will continue to focus on developing and implementing the Company’s short and long term research and development strategy and on better positioning Orbotech to pursue new business opportunities. In 2014, the Strategy and Business Development unit identified the opportunities presented by the SPTS Acquisition and it will continue in 2015 to identify and pursue strategic initiatives including acquisitions of related businesses and technologies, expansion of product offerings to existing customers, entrance into new industries. Although the Company selectively pursues strategic opportunities, including acquisitions, divestitures of non-core assets and joint ventures, some or all of these transactions may not be announced in the foreseeable future, or at all, and the Company may not consummate these transactions even following their announcement. For a discussion of the risks associated with strategic initiatives, see Item 3 - Key Information - Risk Factor (w).

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

5.F Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2014:

	(Dollars in millions)
	Payment due
	Total	At December 31, 2014	in 2015	2015 - 2017	2018 - 2019	2020 and beyond
Contractual Obligations:
Operating leases	33.4	33.4	8.4	18.3	7.1	7.9
Purchase obligations	93.0	93.0	77.5	93.0	—	—
Term Loans	299.25	299.25	3.0	13.875	45.0	240.375
Interest on long term debt	78.2	78.2	14.9	44.4	27.4	6.4

Total	503.85	503.85	103.8	169.575	79.5	254.675

Operating lease obligations represent commitments under various commercial facility and vehicle leases. Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business. Term Loan obligations represent repayment of principal based on the loan amortization schedule under the Credit Agreement and do not include interest payments due thereunder. Interest on long term debt is calculated based on the amortization schedule under the Credit Agreement and assuming current interest rates. The Company is not a party to any capital leases.

The total amount of gross unrecognized tax benefits for uncertain tax positions, including positions impacting only the timing of tax benefits, was $19.8 million at December 31, 2014, of which $14.0 million was classified as long-term liabilities and $5.8 million was classified as short-term liabilities. Payment of these obligations would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these uncertain tax position obligations are not included in the table above.

5.G Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.	Directors, Senior Management and Employees

6.A Directors and Senior Management

As of January 31, 2015, the directors, the Chief Executive Officer, the President and Chief Operating Officer, the Corporate Executive Vice President for Technology and Innovation, the Corporate Vice President and Chief Financial Officer and the Corporate Secretary of the Company were as follows:

Name	Date of Birth	Director Since	Position with the Company
Yochai Richter (1)	September 17, 1942	1992	Active Chairman of the Board of Directors of the Company (the “Board”); Director
Dr. Michael Anghel (2)(3)	January 13, 1939	2008 (4)	Chairman of the Audit Committee of the Board and Chairman of the Remuneration Committee of the Board; External Director
Yehudit Bronicki (2)	December 29, 1941	2000 (5)	Director
Dan Falk (2)(6)(7)	January 12, 1945	1997	Chairman of the Nominating Committee of the Board; Director
Avner Hermoni (2)(6)	December 4, 1947	2012	External Director
Miron Kenneth (2)	June 6, 1956	2014 (8)	Director
Dr. Jacob Richter (1)	December 24, 1945	2012 (9)	Director
Joseph Tenne (2)(3)	October 17, 1955	2014	External Director
Eliezer Tokman (2)(10)	May 13, 1950	2007	Director
Prof. Shimon Ullman (2)(11)	January 28, 1948	1992	Director
Arie Weisberg (2)	October 19, 1950	2010	Director
Asher Levy	February 15, 1959		Chief Executive Officer
Amichai Steimberg	May 25, 1962		President and Chief Operating Officer
Dr. Abraham Gross	April 29, 1951		Corporate Executive Vice President for Technology and Innovation
Doron Abramovitch	September 29, 1968		Corporate Vice President and Chief Financial Officer
Michael Havin	December 14, 1958		Corporate Secretary

The above table should be read in conjunction with Item 6 - Directors, Senior Management and Employees - Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

(1)	Yochai Richter and Dr. Jacob Richter are brothers.

(2)	‘Independent director’ as defined in the Nasdaq listing standards.

(3)	Member of the Audit Committee of the Board and the Remuneration Committee of the Board (the “Audit Committee” and the “Remuneration Committee”, respectively).

(4)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Dr. Anghel served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing on September 18, 2008, on June 26, 2011 and again on July 10, 2014.

(5)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(6)	Member of the Audit Committee, the Remuneration Committee and the Nominating Committee of the Board (the “Nominating Committee”).

(7)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC; Mr. Falk also qualifies as a financial and accounting expert under the Companies Law. The Company has classified Mr. Falk as an independent director under the Companies Law.

(8)	For information about Mr. Kenneth’s appointment to the Board in 2014, see below - Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

(9)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009.

(10)	Member of the Remuneration Committee.

(11)	Member of the Nominating Committee.

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

Dr. Michael Anghel is a member of the board of directors of Partner Communications Company Ltd. and Syneron Medical Ltd., both of which are Israeli Nasdaq-listed companies. He is also a director of the Strauss-Group Ltd., Dan Hotels Corporation Ltd., Evogene Ltd. and BioLineRx Ltd., all of which are Israeli companies listed on the Tel Aviv Stock Exchange (the “TASE”). From 2004 to 2005, Dr. Anghel served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999, he served as director and senior manager of Discount Investment Corporation Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki served, from 1991 to July 2014, as the managing director of Ormat Industries Ltd. (“Ormat”), an Israeli company, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki was also the chief executive officer of Ormat Technologies, Inc. (“Ormat Technologies”), a Delaware New York Stock Exchange-listed company, and its subsidiaries until July 2014. Although Mrs. Bronicki retired from her executive position as chief executive officer of the companies within the Ormat group, she remains a member of the board of directors of Ormat Technologies and its principal subsidiaries. Mrs. Bronicki served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. She received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of Nice Systems Ltd. (“Nice”) and Attunity Ltd., both of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. He is also chairman of the board of directors of Advanced Vision Technology Ltd., which is an Israeli company listed on the Frankfurt Stock Exchange. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company. He was Executive Vice President of the Company from August 1995 to July 1999 and, between June 1994 and August 1995, served as its Executive Vice President and Chief Financial Officer. Prior thereto, he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years’ experience in finance and banking, including senior positions at Discount Bank, prior to joining Orbot.

Avner Hermoni served as chief executive officer of NaanDanJain Irrigation Ltd., an Israeli company, from 2007 to December 2014. From 2003 to 2005, he was chief operations officer of Nice and, from 2000 to 2003, was chief executive officer of Shiron Satellite Communications Ltd. From 1997 to 1999, he simultaneously held the positions of president at Kulicke & Soffa (Israel) Ltd. and corporate vice president at Kulicke & Soffa Industries, Inc., a Nasdaq-listed company. From 1990 to 1997 he served as president of Orbot Instruments Ltd. From 1986 to 1989 he served as co-managing director of Orbot’s subsidiary in Belgium. Mr. Hermoni holds a bachelor’s degree in economics from the University of Haifa.

Miron Kenneth serves as a member of the board of directors of Allot Communications Ltd., an Israeli Nasdaq-listed company, and also serves as the chairman of the board of directors of Teridion Technologies Ltd., an Israeli company specializing in overlay network technologies for service providers. From 2011 to 2013, he was chief executive officer of Pontis Ltd. and, from 2001 to 2011, was chairman and chief executive officer of Voltaire Ltd. Mr. Kenneth received his bachelor’s degree in economics and computer science from Bar Ilan University in 1982 and his master’s degree in business administration from Golden Gate University in 1985.

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

Joseph Tenne serves as the vice president finance of Itamar Medical Ltd., an Israeli TASE-listed company, and is a member of the boards of directors of AudioCodes Ltd., an Israeli Nasdaq and TASE-listed company, Enzymotec Ltd., an Israeli Nasdaq-listed company, MIND C.T.I. Ltd., an Israeli Nasdaq-listed company, and Ratio Oil Explorations (Finance) Ltd., an Israeli TASE-listed company. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a Nevada Over-The-Counter QB listed company. From March 2005 to April 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies and from January 2006 to April 2013, also served as the chief financial officer of Ormat Industries. From 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

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

Prof. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Between 1986 and 1993 Prof. Ullman was a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Prof. Ullman is a member of the Israel Academy of Sciences and Humanities and was the 2014 recipient of the EMET prize for science, art and culture and the 2008 recipient of the international Rumelhart award in human cognition.

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

Dr. Abraham Gross has been the Corporate Executive Vice President for Technology and Innovation since October 2014 and was Executive Vice President and Chief Technology Officer from May 2006 to October 2014. From October 2012 to October 2014 he was on a period of leave of absence from the Company, during which he served as the Deputy Chief Scientist of the OCS. From 2000 to May 2006, he served as Chief Scientist of the Company. From 1998 to 2000, during a leave of absence from Orbotech, he served as the chief engineer of Microvision, Inc., a Seattle-based company. Prior to 1998, and since joining the Company in 1985, Dr. Gross held various managerial and research positions, in the course of which he has been involved in the research and development of optical techniques for testing and inspection of electronic materials, laser plotter technologies and laser matter interaction. Dr. Gross has authored numerous scientific publications in the field of electro-optics and optical engineering. He received both his bachelor’s and master’s degrees in physics from the Technion, and holds a doctorate in physics and atmospheric sciences from Drexel University.

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

Yochai Richter and Dr. Jacob Richter are brothers. Other than that, there are no family relationships among any of the directors. Miron Kenneth was appointed as a director on September 23, 2014 pursuant to an agreement between the Company and one of its shareholders, Ion Asset Management Ltd., dated as of June 27, 2014. Other than that, none of the directors was elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B Compensation

(a) Aggregate Executive Compensation

The following table sets forth, as a group, for all persons who were, at any time during 2014, Office Holders (as defined below) of the Company, all remuneration paid or accrued by the Company in respect of the fiscal year ended December 31, 2014:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for equity awards
2014 Office Holders as a group (consisting of 27 persons) (1)	$7,924,137	$754,644	$1,193,132

(1)	In addition to the 12 persons who served as members of the Board during 2014, the Company considers 15 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer, its Corporate Vice President and Chief Financial Officer, its Corporate Executive Vice President for Technology and Innovation and the President and Chief Operating Officer of SPTS to have been Office Holders in 2014. Two of these 27 individuals were no longer Office Holders as at December 31, 2014.

(b) Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the Company’s five most highly compensated Office Holders with respect to the year ended December 31, 2014. All amounts reported in the table reflect the cost to the Company, as recognized in the Financial Statements. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives”.

Information Regarding the Covered Executives	Compensation for Services (1)
Name and Principal Position (1)	Salary and Benefits ($) (2)	Cash Bonus ($) (3)	Equity-Based Compensation ($) (4)	Other ($) (5)	Total ($)
Yochai Richter (Active Chairman of the Board)	552,597	353,800	51,300	—	957,697
Asher Levy (Chief Executive Officer)	685,827	443,000	176,756	—	1,305,583
Amichai Steimberg (President and Chief Operating Officer)	527,518	394,000	145,688	—	1,067,206
Shimshon Sayag (Corporate Executive Vice President for Human Resources)	333,169	105,000	43,283	583,869	1,065,321
Yacov Bar-Haim (Corporate Executive Vice President and Chief Information Officer)	297,424	99,500	36,324	532,083	965,331

(1)	All Covered Executives listed in the table are full-time employees of the Company. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.59 = $1.00, which reflects the average conversion rate for 2014.
(2)	Includes benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.
(3)	Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2014, including the annual cash bonus for 2014, which have been provided for in the Company’s financial statements for the year ended December 31, 2014, but will be paid during 2015. They exclude bonuses paid during 2014 which were provided for in the Company’s financial statements for previous years.
(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2014 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements.
(5)	Amounts reported in this column include the additional expenses recorded in the Financial Statements for the year ended December 31, 2014 relating to the contemplated termination of employment of these persons.

(c) Approval Required for Office Holders’ Compensation

Pursuant to an amendment to the Companies Law which became effective on December 12, 2012 (the “2012 Amendment”), the Company was required to adopt a compensation policy regarding the terms of office and employment of its Office Holders, including exemption and release of the Office Holders from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”). The Company’s compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders (the “Compensation Policy”), was approved by the Board in August 2013 after considering the recommendations of the Remuneration Committee and by the Company’s shareholders in September 2013.

The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer (“Office Holder”). As of January 31, 2015, in addition to the eleven members of the Board, the Company considers 14 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer, its Corporate Vice President and Chief Financial Officer, its Corporate Executive Vice President for Technology and Innovation and the President and Chief Operating Officer of SPTS to be Office Holders.

Pursuant to the Companies Law, arrangements between the Company and its Office Holders as to their Terms of Office and Employment must generally be approved by the Remuneration Committee and the Board, and be consistent with the Compensation Policy. However, under certain circumstances, the Company may approve an arrangement that is not consistent with the Compensation Policy, if such arrangement is approved by a majority of the Company’s shareholders, provided that: (i) such majority includes a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded); or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the arrangement constitute two percent or less of the voting power of the Company (the “Compensation Majority”).

The Terms of Office and Employment of directors, including a chief executive officer who is also a director, further require the approval of the shareholders by a simple majority; with respect to a chief executive officer who is not a director, shareholder approval is also required, by the Compensation Majority. In addition, under certain circumstances, a company may be exempt from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for chief executive officer.

Under certain circumstances, if the Terms of Office and Employment of Office Holders who are not directors are not approved by the shareholders, where such approval is required, the Remuneration Committee and the Board may subsequently override the resolution of the shareholders following a new discussion of the matter and for specified reasons. Amendment of Terms of Office and Employment of Office Holders who are not directors requires the approval of the Remuneration Committee only, if the Remuneration Committee determines that the amendment is not material.

Under the Companies Law and regulations promulgated pursuant thereto, the compensation payable to external directors and independent directors is subject to certain further limitations (see below under Item 6 - Directors, Senior Management and Employees - 6.C Board Practices).

(d) Remuneration of the Active Chairman of the Board

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

The Audit Committee, the Board and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $353,800 will be paid to Mr. Richter in respect of 2014. Pursuant to shareholder approval, commencing from the 2010 annual general meeting of shareholders, Mr. Richter became eligible to participate in the 2005 Directors Plan (as defined below) and will, for as long as he remains the Chairman of the Board, continue to receive annual equity-based remuneration with an aggregate value equal to the lesser of $43,750 and the value of 3,750 “Restricted Shares” (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions). In addition, as a continuing employee, equity awards made to Mr. Richter prior to his becoming so eligible continued to vest and become exercisable on their original terms and all such awards have now vested in full.

The above terms of Mr. Richter’s employment and service were approved prior to the 2012 Amendment. Any change to the terms described above will be subject to the approval process and other conditions set forth in the 2012 Amendment.

(e) Other Directors’ Remuneration

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and re-approved by the Remuneration Committee, the Board and the shareholders, with the approval of the Compensation Policy, each of the members of the Board who is not, or will in the future cease to be, an employee of the Company is remunerated, as of September 2008, as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition: (iii) the annual payment and the participation compensation of all such directors will be adjusted bi-annually to reflect changes in the Israeli CPI in the manner provided in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments, and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations. On December 31, 2014, after adjustment as described in (iii) above, the annual payment to each non-employee director stood at NIS 74,361.36; and the meeting participation compensation to each non-employee director stood at NIS 2,860.05.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors of the Company (the “2005 Directors Plan”), which was amended with shareholder approval at the 2010 annual general meeting of shareholders. Under the 2005 Directors Plan (as amended), and as re-approved by the Remuneration Committee, the Board and the shareholders, with the approval of the Compensation Policy, each director who is in office immediately after any annual general meeting of shareholders, including external directors and directors who are employees of the Company, but not including the Chief Executive Officer (even if a director), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of options to purchase Ordinary Shares and Restricted Shares or “RSU”s (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions), with an aggregate value equal to the lesser of $43,750 and the value of 3,750 Restricted Shares with respect to the Chairman of the Board, and with an aggregate value equal to the lesser of $35,000 and the value of 3,000 Restricted Shares with respect to each other eligible director under the 2005 Directors Plan. There is no separate reserve of shares for purposes of the 2005 Directors Plan and awards will be granted to the extent that there are sufficient Ordinary Shares reserved under the 2000 Plan, the 2010 Plan and any other equity remuneration plan of the Company. All share-based remuneration awarded under the 2005 Directors Plan is currently granted as part of, and out of Ordinary Shares available for grant under, the 2000 Plan or the 2010 Plan. Equity awards under the 2005 Directors Plan will, to the extent that there are sufficient options available for grant under the applicable Company equity plan, be apportioned at a ratio of one Restricted Share or RSU for every 2.5 Ordinary Shares subject to an option. All awards vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity plan under which they are awarded. Options expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting of shareholders prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting of shareholders; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should a director not serve until the end of his or her term for any other reason (apart from death or disability - in which case the provisions of the applicable Company equity plan will apply), any options unexercised, or Restricted Shares or RSUs unvested, at the time of ceasing to serve will expire and be cancelled and forfeited immediately.

(f) Equity Awards to Directors

During the year ended December 31, 2014: (i) an option to purchase 4,021 Ordinary Shares, at an exercise price of $15.61 per share and expiring on July 9, 2021, was granted and 1,608 Restricted Shares were awarded, to the Active Chairman of the Board; and (ii) an option to purchase 3,217 Ordinary Shares, at an exercise price of $15.61 per share and expiring on July 9, 2021, was granted and 1,287 RSUs were awarded, to each other director of the Company. All of these awards were made as part of the 2005 Directors Plan, are subject to the terms of the 2000 Plan or the 2010 Plan, as relevant, and will vest in full on May 31, 2015. For information concerning the method of calculation of the number of Ordinary Shares subject to share options and Restricted Shares or RSUs awarded to directors under the 2005 Directors Plan, see - Other Directors’ Remuneration.

During 2014, options to purchase a total of 130,000 Ordinary Shares were exercised by directors of the Company. In addition, during 2014, a total of 1,976 Restricted Shares held by one director (which were awarded during 2013) vested and a total of 12,648 RSUs, (all of which were awarded during 2013) vested.

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

(g) Insurance, Indemnification and Release

The Remuneration Committee, the Board and the shareholders of the Company have resolved, consistent with the Compensation Policy, to ratify and approve the purchase and the periodic renewal of insurance coverage in respect of the liability of its Office Holders and any additional or other Office Holders as may be appointed from time to time in the future, including external directors, to the maximum extent permitted by law, that will provide for up to $50.0 million in coverage and will include coverage with respect to any public offering of shares or other securities of the Company; to undertake in advance to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, for certain matters, costs and expenses as set forth in a letter of indemnification and exemption and release approved for issuance to them; and to exempt and release to the maximum extent permitted by law all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

Following the adoption of the Compensation Policy, and consistent therewith, the Remuneration Committee and the Board resolved to similarly undertake in advance to indemnify all Office Holders of the Company (in addition to the directors and the chief executive officer of the Company) in office at the time such resolutions were adopted, which includes all of those currently in office; and to similarly exempt and release to the maximum extent permitted by law all such other Office Holders of the Company, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company and to provide them with letters in this regard.

For information as to equity awards during 2014 to all Office Holders as a group, see Item 6.E - Share Ownership - Certain Information Concerning Equity Awards to Office Holders.

6.C Board Practices

(a) Membership of Board; External Directors; Independent Directors; Financial Experts

During 2014, the Company amended its Articles of Association (the “Articles”) to de-classify the Board such that: (i) the term of each director (other than external directors) shall expire at the end of the 2015 annual general meeting of shareholders (the “2015 AGM”); and (ii) beginning with the 2015 AGM, all of the directors of the Company (other than external directors whose term is determined in accordance with applicable law) shall be elected on an annual basis to hold office until the end of the next annual general meeting of shareholders and until their successors have been duly elected and qualified or until any such director’s appointment terminates as provided for under applicable law or in the Articles. The Board previously consisted of three classes of directors (not including external directors who did not form part of any class), with one class being elected each year at the Company’s annual general meeting of shareholders for a term of approximately three years. No benefits are received by the directors upon the expiration of their term of office. The external directors currently serve three year terms as required by Israeli law and are elected according to the Companies Law.

In accordance with the Articles, any vacancies on the Board, including unfilled positions, may be filled by a majority of the directors then in office, and each director chosen in this manner would hold office until the next annual general meeting of shareholders (or until the earlier termination of his or her appointment as provided for in the Companies Law or the Articles). At its meeting held on September 23, 2014, the Board, under this mechanism, appointed Mr. Miron Kenneth as a member of the Board effective immediately and to hold office until the 2015 AGM, as discussed in Item 6A - Directors and Senior Management.

The Articles provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board is presently comprised of eleven members, three of whom were elected as external directors under the provisions of the Companies Law, one by the shareholders at the 2012 annual general meeting of shareholders and two by the shareholders at the 2014 annual general meeting of shareholders.

Under the Companies Law and regulations promulgated thereunder, Israeli public companies are required to have on their board of directors at least two external directors meeting certain independence criteria, all as provided under Israeli law. External directors are elected for a term of three years at the general meeting of shareholders by a disinterested majority of the shareholders (and cannot be appointed by the Board), and may be re-elected to additional terms of three years each, subject to certain conditions; each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee and remuneration committee, must include all external directors.

Among other requirements, a person may not be elected as an external director if such person, his or her relative, partner, employer, anyone to whom he or she is directly or indirectly subordinate, or any entity under his or her control, has or had, on or within the two years preceding the date of his or her election, any ‘affiliation’ (as defined in the Companies Law) with the company, any controlling shareholder of the company, a relative of a controlling shareholder, or any entity controlled by the company or by a controlling shareholder of the company; and if the company has no controlling shareholder or a shareholder holding 25% or more of the company’s voting rights, also with the chairman of the board of directors, the chief executive officer or the most senior financial officer of the company, or with a shareholder holding 5% or more of the outstanding shares or voting rights of the company.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications, according to criteria set forth under Israeli law, and generally, at least one external director is required to have financial and accounting expertise. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise based, among other things, on the company’s size and the volume and complexity of its activities. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

In addition to the external directors, a company may classify additional directors who meet the same non-affiliation criteria as external directors, and who have not served as directors of the company for more than nine consecutive years, as ‘independent directors’ under the Companies Law. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. A company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Global Market and the Nasdaq Global Select Market, may also classify directors who qualify as independent directors under the relevant non-Israeli rules relating to independence standards and who meet certain non-affiliation criteria, as ‘independent directors’ under the Companies Law, all as provided under regulations promulgated under the Companies Law. The Company has classified Mr. Dan Falk as an independent director under the Companies Law.

External directors and independent directors may receive compensation solely as provided for in the Companies Law and the Compensation Regulations. In addition, the Companies Law includes specific provisions with respect to the manner in which external directors and independent directors may be dismissed from office. Following termination of service, external directors and independent directors and their relatives are subject to certain restrictions with respect to receipt of benefits, service as an Office Holder, employment and provision of professional services to the company, a controlling shareholder thereof or any entity controlled by a controlling shareholder.

There are no directors’ service contracts with the Company providing for benefits on termination of service. For information as to the employment agreement of the Active Chairman of the Board with the Company, which provides for benefits on termination of employment, see Item 6 - Directors, Senior Management and Employees - Compensation - Remuneration of the Active Chairman of the Board.

(b) Committees of the Board

The Articles provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a managing director, general manager, chief executive officer and/or president (or any similar function with a different title) such of its powers as it deems appropriate. However, the

Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board. In addition, the Companies Law requires public companies such as the Company to appoint an audit committee and a remuneration committee.

(i) Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors. The audit committee must include all of the external directors (one of whom shall serve as the chairman of the committee), must be comprised of a majority of independent directors under the Companies Law and may not include certain directors. Generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings.

The responsibilities of the Company’s Audit Committee include, among other things: (a) identifying flaws in the management of the Company’s business, making recommendations to the Board as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; (b) reviewing and considering certain related party transactions and certain actions involving conflicts of interest; (c) reviewing the internal auditor’s performance and approving the internal auditor’s work plan and examining the Company’s internal control structure and processes; (d) examining the external auditor’s scope of work as well as the external auditor’s fees and providing its recommendations to the appropriate corporate organ; and (e) overseeing the accounting and financial reporting processes of the Company. In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board. The Company’s external and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s external auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. The Audit Committee also monitors generally the services provided by the Company’s external auditors to ensure their independence, and reviews all audit and non-audit services provided by them. See Item 16C - Principal Accountant Fees and Services.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni and Mr. Joseph Tenne are the current members of the Audit Committee, with Dr. Anghel serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards and in accordance with the Companies Law. In addition, Mr. Dan Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.

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

(ii) Remuneration Committee

The Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors. The remuneration committee must include all of the external directors, one of whom shall serve as the chairman of the committee, and may not include certain directors. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Companies Law and the Compensation Regulations. Generally, any person who is not entitled to be a member of the remuneration committee may not attend the remuneration committee’s meetings.

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

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni, Mr. Joseph Tenne and Mr. Eliezer Tokman are the current members of the Remuneration Committee, with Dr. Anghel serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards.

(iii) Nominating Committee

The role of the Nominating Committee is to identify individuals qualified to become directors, to recommend such individuals for nomination for election as directors and to make recommendations to the Board concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting members of the Board and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to the responsibilities of the Board in the context of the existing composition and needs of the Board and its committees. Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. However, under the Companies Law, the Company is not required to have an independent nominating committee as would be required under Nasdaq rules and it may in the future opt to appoint members who do not meet the Nasdaq independence standards. See Item 16G - Corporate Governance.

Mr. Dan Falk, Mr. Avner Hermoni and Prof. Shimon Ullman are the current members of the Nominating Committee, with Mr. Falk serving as its chairman. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards.

(c) Executive Sessions

At least twice per annum the ‘independent directors’ of the Company (in accordance with the Nasdaq listing standards) meet in ‘Executive Sessions’, which no other persons have the right to attend. These meetings are intended to provide a forum in which the Company’s independent directors can discuss any issues that they consider relevant in their capacity as such.

6.D Employees

As of December 31, 2014, the Company employed 2,212 people, of whom 671 were based in Israel, 806 in the Far East and Japan, 266 in the United Kingdom and 208 elsewhere in Europe and 261 in the United States; and of whom 591 were employed in research and development, 855 in marketing, sales and service, 389 in production and 377 in management and administration. As of December 31, 2013, the Company employed 1,675 people, of whom 640 were based in Israel, 695 in the Far East and Japan, 167 in Europe and 173 in the United States; and of whom 401 were employed in research and development, 690 in marketing, sales and service, 248 in production and 336 in management and administration. As of December 31, 2012, the Company employed 1,642 people, of whom 556 were based in Israel, 732 in the Far East and Japan, 161 in Europe and 193 in the United States; and of whom 390 were employed in research and development, 720 in marketing, sales and service, 230 in production and 302 in management and administration.

The Company considers its relations with its employees to be satisfactory and has not experienced a significant labor dispute or strike. The Company is not a party to any collective bargaining agreement with respect to its Israeli employees. However, the Company is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which are applicable to the Company’s Israeli employees by virtue of expansion orders of the Israeli Minister of the Economy. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the work day and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimum. An additional provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time; however, no such adjustments have been made in recent years.

The severance pay liability of the Company and its Israeli subsidiary to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to section 14 of the Israeli Severance Pay Law, 1963, certain of the Company’s liabilities for employee rights upon retirement are covered by regular contributions to defined contribution plans so that upon termination of employment of the relevant employees, the Company is only required to release the payments made by it to such funds on account of severance and by doing so is deemed to have complied with all of its severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning the Company’s liability for severance pay, see Note 8 to the Financial Statements.

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

Pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”) (and, with respect to RSUs, to a tax ruling the Company has received from the Israel Tax Authority) and to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of Restricted Shares, shares delivered in settlement of RSUs or acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee.

Options under the PDI Equity Remuneration Plans usually expire upon termination of the grantee’s continuous service; however, in most cases optionees will, for a period of three months from the date of termination of continuous service, be entitled to exercise options to the extent that they had vested on the date of termination of continuous service.

For further information concerning equity awards, see Note 10 to the Financial Statements.

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

During 2014, under the 2000 Plan: (i) options to purchase a total of 397,576, 853,444 and 271,655 Ordinary Shares (having respective weighted average exercise prices of $15.55, $9.32 and $18.93 per share) were awarded, exercised and cancelled, respectively; and (ii) a total of 1,608 and zero Restricted Shares were granted and forfeited, respectively. As of January 31, 2015, under the 2000 Plan: (i) options to purchase a total of 2,675,041 Ordinary Shares, expiring on various dates between February 20, 2015 and November 5, 2021 and having a weighted average remaining life of 3.72 years and a weighted average exercise price of $10.66 per share, were outstanding (of which 1,502,192 with a weighted average remaining life of 2.16 years and a weighted average exercise price of $9.55 per share had vested); (ii) 45,679 Ordinary Shares remained available for future equity awards (including up to 3,468 Restricted Shares); and (iii) a total of 37,022 Restricted Shares had been forfeited.

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

During 2014, under the 2010 Plan: (i) 131,397 non-performance-based, and 39,464 performance-based, RSUs were awarded; (ii) no Restricted Shares were awarded; (iii) 163,262 RSUs vested; and (iv) 46,620 RSUs were cancelled. As of January 31, 2015, under the 2010 Plan: (i) a total of 328,493 non-performance-based, and 112,062 performance-based, RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 143,437 Ordinary Shares remained available for future equity awards.

(iii) The PDI Equity Remuneration Plans

During 2014, under the PDI Equity Remuneration Plans collectively, options to purchase a total of 41,460 and 6,590 Ordinary Shares (having respective weighted exercise prices of $9.72 and $15.01 per share) were exercised and cancelled, respectively. As of January 31, 2015, under the PDI Equity Remuneration Plans collectively: (i) options to purchase a total of 17,576 Ordinary Shares, expiring on various dates between February 10 and November 10, 2015 and having a weighted average remaining life of 0.48 years and a weighted average exercise price of $7.81 per share, were outstanding (all of which had vested).

(c) Certain Information Concerning Equity Awards to Office Holders

The following table sets forth for all Office Holders as a group, including all persons who were, as of January 31, 2015 or at any time during 2014, Office Holders, certain information in respect of both the 2000 Plan and the 2010 Plan concerning: (i) equity awards granted by the Company between January 1, 2014 and December 31, 2014; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as at, December 31, 2014.

	Plan
	2000	2010
Equity Awards Granted:
• Number of Ordinary Shares subject to options	77,696	N/A
• Weighted average option exercise price per Ordinary Share	$15.59	N/A
• Year of expiration of options	2021	N/A
• Number of Restricted Shares	1,608	0
• Number of RSUs	N/A	55,871
Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	333,300	N/A
• Weighted average option exercise price per Ordinary Share	$8.34	N/A
• Restricted Shares vested	3,226	0
• RSUs vested	N/A	77,877
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	118,455	N/A
• Weighted average option exercise price per Ordinary Share	$20.77	N/A
• Number of Restricted Shares	0	0
• Number of RSUs	N/A	15,500
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	795,598	N/A
• Weighted average option exercise price per Ordinary Share	$9.82	N/A
• Weighted average remaining option life (years)	2.76	N/A
• Number of Restricted Shares	238,533	0
• Number of RSUs	N/A	148,796

(d) Certain Information Concerning Ordinary Shares Owned by Office Holders

The following table sets forth information as of January 31, 2015, concerning the shareholdings of those Office Holders known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

Name	Number of Shares (1)	Including Ordinary Shares held as Restricted Shares (2)	Percentage of Ordinary Shares Outstanding
• Yochai Richter	1,277,614	36,859	3.05	%(3)
• Michael Anghel	11,203	8,058		(4)
• Yehudit Bronicki	12,883	9,738		(4)
• Dan Falk	20,883	9,738		(4)
• Avner Hermoni	3,145	0		(4)
• Miron Kenneth	0	0		(4)
• Jacob Richter	3,037,090	2,440	7.25	%(3)
• Joseph Tenne	0	0		(4)
• Eliezer Tokman	11,351	8,206		(4)
• Shimon Ullman	126,238	9,738		(4)
• Arie Weisberg	83,062	35,106		(4)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, held by such Office Holders. For information as to outstanding option awards to directors, see the below table.
(2)	Regardless of whether the applicable restrictions have lapsed.
(3)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.
(4)	Less than 1%.

Ordinary Shares held by Office Holders have equal voting rights with those held by other holders of Ordinary Shares.

The following table sets forth information, as of January 31, 2015, concerning all outstanding option awards to directors:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Yochai Richter	Sep-1-2010	10.28	4,966	4,966	0	Aug-31-2017
	Jun-26-2011	12.48	4,583	4,583	0	Jun-25-2018
	Jun-24-2012	9.40	4,889	4,889	0	Jun-23-2019
	Sep-11-2013	12.11	4,941	4,941	0	Sep-10-2020
	Jul-10-2014	15.61	4,021	0	4,021	Jul-9-2021

Michael Anghel	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	0	3,217	Jul-9-2021

Yehudit Bronicki	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	0	3,217	Jul-9-2021

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Shares unvested	Scheduled date of expiration
Dan Falk	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	0	3,217	Jul-9-2021

Avner Hermoni	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	0	3,217	Jul-9-2021

Jacob Richter	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	0	3,217	Jul-9-2021

Joseph Tenne	Jul-10-2014	15.61	3,217	0	3,217	Jul-9-2021

Eliezer Tokman	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	0	3,217	Jul-9-2021

Shimon Ullman	Sep-18-2008	9.89	5,301	5,301	0	Sep-17-2015
	Jun-23-2009	7.21	5,301	5,301	0	Jun-22-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	0	3,217	Jul-9-2021

Arie Weisberg	Aug-7-2008	11.84	30,000	30,000	0	Aug-6-2015
	Feb-26-2009	4.15	33,750	33,750	0	Feb-25-2016
	Sep-1-2010	10.28	3,972	3,972	0	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	0	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	0	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	0	Sep-10-2020
	Jul-10-2014	15.61	3,217	0	3,217	Jul-9-2021

Item 7.	Major Shareholders and Related Party Transactions

7.A Major Shareholders

The following table sets forth information as of January 31, 2015 (except with respect to the shareholders as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Office Holders as a group.

Identity of Person or Group	Number of Shares (1)	Percentage of Ordinary Shares Outstanding (1)
• Dr. Jacob Richter (2) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	3,037,090	7.25%

• Clal Insurance Enterprises Holdings Ltd. (3) 36 Raul Walenberg Street Tel Aviv, 66180 Israel	2,761,238	6.59%

• Harris Associates L.P. (4) 111 S. Wacker Drive, Suite 4600 Chicago, Illinois 60606	2,727,260	6.51%

• Richard Mashaal (5) 540 Madison Avenue, 32nd Floor New York, NY 10022	2,338,859	5.59%

• Office Holders as a group (consisting of 25 persons) (6)	5,332,942	12.73%

(1)	The Company had outstanding, on January 31, 2015, 41,872,315 Ordinary Shares. This number does not include a total, as at that date, of 3,322,288 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans adopted or assumed by the Company or available for grant pursuant to such plans, of which: 2,692,617 were subject to outstanding share options (1,519,768 of which had vested); 440,555 were subject to outstanding and unvested RSUs; and 189,116 remained available for future equity awards pursuant to such plans, comprised of:

(a)	2,720,720 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, of which:

(i)	2,675,041 were subject to outstanding options (1,502,192 of which had vested); and
(ii)	45,679 remained available for future equity awards pursuant to the 2000 Plan;

(b)	486,234 Ordinary Shares issuable pursuant to equity awards under the 2010 Plan, of which:

(i)	440,555 were subject to outstanding and unvested RSUs; and
(ii)	143,437 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	17,576 Ordinary Shares issuable pursuant to options under the PDI Equity Remuneration Plans (all of which had vested).

The above number of Ordinary Shares outstanding also does not include a total of 5,410,773 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Company or its subsidiaries, of which: (a) 1,993,918 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in nor receive any future dividends which may be paid to shareholders of the Company nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 3,416,855 were owned by one or more subsidiaries of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

Because the Company uses the above number of Ordinary Shares outstanding as the calculation base, the percentage of Ordinary Shares beneficially owned for each listed person or entity may differ from the percentage, if any, in the reports filed by such person or entity with the SEC.

(2)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012, updated to reflect the actual number of Ordinary Shares owned. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to 3,033,945 Ordinary Shares, with his wife, Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.
(3)	As of December 31, 2014, based on a report filed with the SEC dated February 17, 2015. The report indicated shared dispositive power and shared voting power as to 2,761,238 Ordinary Shares by Clal Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation and IDB Development Corporation Ltd. (“IDB Development”), an Israeli private corporation. Of the 2,761,238 Ordinary Shares reported as beneficially owned by Clal, the report indicated that: (i) 226,205 Ordinary Shares are beneficially held for its own account; and (ii) 2,535,033 Ordinary Shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal which operate under independent management and make independent voting and investment decisions.
(4)	As of December 31, 2014, based on a report filed with the SEC on February 11, 2015. The report indicated sole voting and dispositive power as to 2,154,662 Ordinary Shares by Harris Associates L.P. and by Harris Associates Inc., its general partner, and voting power as to 572,598 Ordinary Shares by reason of advisory and other relationships with the person who owns the Ordinary Shares. The report indicated that Harris Associates L.P. has been granted the power to vote the Ordinary Shares in circumstances it determines to be appropriate in connection with assisting its advised clients to whom it renders financial advice in the ordinary course of business, by either providing information or advice to the persons having such power, or by exercising the power to vote.
(5)	As of December 31, 2014, based on a report filed with the SEC dated February 17, 2015. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to all 2,338,859 Ordinary Shares by Richard Mashaal (“Mashaal”) and various investment vehicles managed by Rima Senvest Management, L.L.C. (“RIMA”) and Senvest International L.L.C. (“Senvest”). Of the 2,338,859 Ordinary Shares, 1,700,762 are owned by RIMA and 638,097 are owned by Senvest. Mashaal, in his capacity as the Managing Member of RIMA or as President of Senvest, has voting or dispositive power as to all Ordinary Shares owned by RIMA and Senvest.
(6)	Includes 722,108 Ordinary Shares issuable upon the exercise of options referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, January 31, 2015. Also includes 191,583 Restricted Shares, regardless of whether the applicable restrictions have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

On January 31, 2015, there were 38 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 40,073,522 Ordinary Shares (net of 5,089,629 Ordinary Shares held of record in the United States at such date as treasury shares), constituting approximately 95.70% of the outstanding Ordinary Shares as at that date.

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

For information concerning the eligibility and participation of directors in the 2005 Directors Plan and information concerning unexercised options and unvested Restricted Shares held by directors, including awards made during 2014, see Item 6 - Directors, Senior Management and Employees - Compensation - Remuneration of the Active Chairman of the Board; Other Directors’ Remuneration; Equity Awards to Directors.

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

8.A Consolidated Statements and Other Financial Information

(a) Consolidated Financial Statements

See Item 18 - Financial Statements and pages F-1 through F-51.

(b) Export Sales

See Item 5 - Operating and Financial Review and Prospects - Operating Results - Geographical Analysis; Worldwide Economic Situation; Cost of Revenues - Geographical Analysis and Worldwide Economic Situation and Note 14 to the Financial Statements.

(c) Legal Proceedings

The Company has not been party to any legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar matters or any governmental proceedings known to the Company, the resolution of which against the Company has had in the recent past a material adverse effect on the Company’s financial position or profitability.

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea (the “Seoul Court”) against the Korean subsidiary of Orbotech Ltd. and six employees thereof. These charges, as amended in September 2013, related to the alleged acquisition and misuse of confidential information of certain of the Company’s significant customers in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology, the Korean Unfair Competition Prevention and Trade Secret Protection Act and the Criminal Code of Korea. The charges included (1) the unlawful acquisition of certain industrial trade secrets related to the production of active matrix OLED panels of Samsung Mobile Display Co., Ltd. and LG Display Co. Ltd., customers of the Company’s Korean subsidiary (the “Customer Technology”), (2) unlawful use of the Customer Technology by preparing certain presentation materials, (3) unlawful divulgence of the Customer Technology to other employees of the Company inside and outside of Korea, (4) breach of trust in office by acquiring and divulging the Customer Technology without the customer’s permission for financial gain, and (5) the Korean subsidiary’s vicarious liability for the conduct of its employees. In December 2013, Orbotech Ltd.’s Korean subsidiary and five of its Korean employees were acquitted by the above court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the court. The prosecutor appealed the court’s decision with respect to all the defendants on the grounds that the court’s decision contained errors of fact, errors of law and an unjust sentence. The employee of Orbotech’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine also appealed the court’s decision issued in respect of him. In December 2014, the appellate panel of the Seoul Court denied all appeals and re-affirmed the trial court’s decision. Following this decision, a notice of appeal was filed by the prosecutor with respect to all aspects of the decision and with respect to all defendants. The Company’s Korean subsidiary and its employees did not appeal the appellate panel’s decision. Given the ongoing nature of these appeals, Orbotech cannot predict the timing, outcome or impact of this matter. In addition, the investigation by the prosecutor into the Company and the actions of employees of the Company outside of Korea is ongoing. The fiscal effect of these matters on the Company in 2014 has not been material; taking into account insurance participation, the Company recorded an expense of $0.5 million in 2014, compared with income of $1.6 million in 2013, in connection with the ongoing Korean litigation, which are recorded in selling, general and administrative expenses, and expects to continue to incur fees and expenses associated therewith. The Korean Matter is expected to continue through at least the second half of 2015; however, it could extend beyond that time frame as a result of many factors that are outside the Company’s control. A portion of the costs have been or are expected to be reimbursed under the Company’s applicable insurance policies. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. Because this is an ongoing matter, the Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to this proceeding, and the timing and amount of costs associated with the existing and any future matters. However, the applicable Korean laws provide that fines of up to 1.50 billion Korean Won (at the exchange rate on January 31, 2015 of Korean Won 1099 = $1.00, approximately U.S. $1.36 million) may be levied on employers based on vicarious liability for convicted employees. Employees may also be subject to monetary penalties in addition to, or in lieu of, prison sentences. These amounts may be paid by the Company under certain circumstances. The Company has not recorded a provision related to the Korean Matter and ongoing investigation as of the date of this Annual Report because the Company cannot reasonably estimate the amount of the financial impact of an adverse outcome in these matters. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model. For further information about the Korean Matter, see Item 3 - Key Information - Risk Factor (x).

One of the Company’s AOI products is the subject of patent infringement litigation in China. In this case, one of the Company’s competitors in China copied certain of the Company’s technologies and PCB AOI systems and proceeded to register utility model patents in China on certain components thereof. This competitor subsequently filed a lawsuit in the Intermediate People’s Court of Shenzhen Municipality, Guangdong Province, China, against one of the Company’s Chinese customers claiming that some of the Company’s PCB AOI systems being used by the customer infringe upon one of these utility model patents. During 2013, the above court found in favor of the competitor and this matter is now under appeal. The Company has agreed to cover the customer’s attorneys’ fees in these proceedings, which have, to date, not been material. The Company has filed lawsuits against two Chinese customers of this competitor in the Shenzhen Longgang District People’s Court, in Guangdong Province, China, claiming infringement of the Company’s copyright by using software copied from the Company for operating PCB AOI systems purchased by these customers from the competitor. These proceedings are still pending. Although the Company believes there are meritorious defenses and claims in the above proceedings, it is unable to predict the timing, scope, cost and/or outcome of these matters.

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

See Note 9b to the Financial Statements.

(d) Dividend Policy

The Company does not have any current plans to pay dividends. Under a share repurchase program approved by the Board and announced on February 27, 2014, the Company repurchased approximately 971,000 Ordinary Shares, at a cost of approximately $14.6 million. This repurchase program was terminated on August 5, 2014, in anticipation of the closing of the SPTS Acquisition. See Item 16E - Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On August 19, 2014, the Company adopted a capital allocation policy which was publicly disclosed in the Company’s Report on Form 6-K filed on August 21, 2014, and is included as an exhibit to this Annual Report.

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

Year	Period	High	Low
2010	Full Year	13.44	8.57
2011	Full Year	15.62	8.95
2012	Full Year	11.85	6.43
2013	Full Year	14.41	8.05
	• First Quarter	10.51	8.05
	• Second Quarter	12.83	9.09
	• Third Quarter	13.40	11.41
	• Fourth Quarter	14.41	11.09

2014	Full Year	16.79	13.12
	• First Quarter	15.54	13.12
	• Second Quarter	15.98	14.14
	• Third Quarter	16.79	14.15
	• September	16.42	15.23
	• Fourth Quarter	16.79	13.82
	• October	16.04	14.27
	• November	16.79	14.20
	• December	16.00	13.82

2015	Full Year (through February 20)	16.28	14.36
	• First Quarter (through February 20)	16.28	14.36
	• January	16.00	14.36
	• February (through February 20)	16.28	15.15

*            *             *            *            *            *             *            *            *             *

On December 31, 2014, there were 38 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 40,054,135 Ordinary Shares (net of 5,089,629 Ordinary Shares held of record in the United States at such date as treasury shares), constituting approximately 95.70% of the outstanding Ordinary Shares as at that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes that, as of August 20, 2014, there were in excess of 1,450 beneficial holders of the Ordinary Shares.

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

10.A Share Capital

Not applicable in Annual Report on Form 20-F.

10.B Memorandum and Articles of Association

The Memorandum of Association of Orbotech Ltd. (the “Memorandum”) and the Articles (each in their original form) were registered on February 8, 1981, under registration number 51-087517-2 with the Israeli Registrar of Companies (the “Registrar”). In July 1984, the Company became a public company under Israeli company law, under registration number 52-003521-3. At the 2001 annual general meeting of shareholders, the shareholders adopted new articles of association as well as amendments to the Memorandum and the new articles of association. At the 2006 annual general meeting of shareholders, the shareholders resolved to increase the authorized (registered) share capital of the Company and to amend the Memorandum and the Articles accordingly. The shareholders adopted amendments to the Memorandum at the 2013 annual general meeting of shareholders, and to the Articles at the 2013 annual general meeting of shareholders and the 2014 extraordinary general meeting of shareholders.

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

(b) Directors

During 2014, the Company amended the Articles to de-classify the Board, such that: (a) the term of each director (other than external directors) shall expire at the end of the 2015 AGM; and (b) beginning with the 2015 AGM, and at each annual general meeting thereafter, all of the directors (except for external directors whose term shall be determined in accordance with applicable law) shall be elected by shareholder resolution to hold office until the end of the next annual general meeting and until their successors have been duly elected and qualified or until any such director’s appointment terminates as provided for in the Companies Law or the Articles. The Board previously consisted of three classes of directors (not including external directors who did not form part of any class), with one class being elected each year at the annual general meeting of shareholders for a term of approximately three years. Ordinary Shares do not have cumulative voting rights. As a result, the holders of Ordinary Shares that represent a simple majority of the voting power represented at a shareholders’ meeting and voting at the meeting have the power to elect all of the directors put forward for election, subject to specific requirements under the Companies Law with respect to the election of external directors. Under the

Companies Law, the Company is required to appoint at least two natural persons as ‘external directors’; such appointments are to be for a term of three years and may be extended for additional three-year terms, subject to certain conditions as provided under the Companies Law and regulations promulgated pursuant thereto. For further information as to these appointments, see Item 6 - Directors, Senior Management and Employees; Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

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

The Articles also provide that a director may, by written notice to the Company, appoint another person to serve as an alternate director provided that such appointment is approved by a majority of the directors then in office, and that such appointing director may remove such alternate. A person who is not qualified to be appointed as a director, or a person who already serves as a director or an alternate director, may not be appointed as an alternate director. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the earlier of (i) the appointing director ceasing to be a director; (ii) the appointing director terminating the appointment; or (iii) the occurrence, with respect to the alternate, of any of the circumstances under which a director shall vacate his or her office. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director, as a director. An alternate director is solely responsible for his or her actions and omissions and is not deemed an agent of the appointing director. At present, there are no appointments of alternate directors in effect.

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

(iii) Approval procedure

The Companies Law requires that after the Office Holder complies with these disclosure requirements, the company may approve the transaction under the provisions of applicable law and its articles of association. If the transaction is with an Office Holder or with a third party in which the Office Holder has a personal interest, the approval must confirm that the transaction is to the benefit of the company. If the transaction is an extraordinary transaction, it must be approved as required by the articles of association and must also be approved by the audit committee and the board of directors. An extraordinary transaction is a transaction: (i) other than in the ordinary course of business; (ii) on terms other than on market terms; or (iii) that is likely to have a material impact on the company’s profitability, assets or liabilities. The audit committee is responsible for determining if a transaction is extraordinary or not. If the transaction is not an extraordinary transaction, it must be approved by the board of directors, unless a different approval procedure is set forth in the articles of association. Pursuant to the Company’s Articles, the Board may delegate its authority to approve transactions that are not extraordinary transactions, to one or more committees of the Board, and it may from time to time revoke such delegation. As of the date of this Annual Report, no such delegation has been made. The Terms of Office and Employment of Office Holders are subject to the approval of the remuneration committee and the board of directors, and must generally be consistent with the company’s compensation policy. In some circumstances, shareholder approval is required. See Item 6 - Directors, Senior Management and Employees; Compensation.

A person with a personal interest in any matter may not generally be present at any audit committee, remuneration committee or board of directors meeting where the matter is being considered, and if the person is a member of the committee or a director he or she may not generally vote on the matter following appropriate disclosure as aforesaid.

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

The agenda for a shareholder meeting is determined by the Board and must include matters in respect of which the convening of a shareholder meeting was demanded and any matter requested to be included by holder(s) of one percent or more of the Company’s voting rights, as detailed above. According to regulations promulgated pursuant to the Companies Law and governing the terms of notice and publication of shareholder meetings of public companies (the “General Meeting Regulations”), holder(s) of one percent or more of the Company’s voting rights may propose any matter appropriate for deliberation at a shareholder meeting to be included on the agenda of a shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven days of publicizing the convening of a shareholder meeting, or, if the Company publishes a preliminary notice at least 21 days prior to publicizing the convening of a meeting, stating its intention to convene such meeting and the agenda thereof, within fourteen days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and the Articles.

Pursuant to the Companies Law and the General Meeting Regulations, shareholder meetings generally require prior notice of not less than 21 days. Pursuant to the Articles, the Company is not required to deliver or serve prior notice of a general meeting or of any adjournments thereof to any shareholder. However, the Company will publicize the convening of a general meeting in any manner reasonably determined by the Company, such as by filing an appropriate periodic report with the SEC, by posting a notice on the Company’s website or by publishing in one or more international wire services or in one or more newspapers, and any such publication shall be deemed duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by the Company in its sole discretion.

The function of the annual general meeting of shareholders is to elect directors in accordance with the Articles, receive and consider the profit and loss account, the balance sheet and the ordinary reports and accounts of the directors and auditors, appoint auditors and transact any other business which under the Articles or applicable law may be transacted by the shareholders of a company in a general meeting.

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

A company such as Orbotech Ltd., incorporated prior to February 1, 2000, is subject to various rules with respect to the transition from being governed by the Companies Ordinance to being governed by the Companies Law. These rules provide, among other things, that any amendment to the Memorandum or Articles will generally require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting and that the approval of a merger will require a resolution adopted by the holders of 75% or more of the voting power represented and voting at a general meeting, unless and until the Company amends the Articles in such manner to provide for a different majority. The Articles provide that all shareholder resolutions generally require only a simple majority of the votes cast, other than with respect to the amendment or replacement of the Memorandum or Articles and certain other matters which by law require a different majority, but including with respect to certain actions which, pursuant to Israeli law, would otherwise require a majority of 75% of the votes cast, such as a change of corporate name, an increase in authorized share capital, a consolidation or division of the Company’s share capital into shares of larger or smaller nominal value, a cancellation of unissued shares, a reduction of share capital, the creation of new classes, or the modification of the rights of classes, of shares and the approval of mergers. Subject to the Companies Law, a resolution in writing signed by the holders of all of the Ordinary Shares entitled to vote at a meeting of shareholders or to which all such shareholders have given their written consent will be sufficient to adopt the resolution in lieu of a meeting. The Companies Law does not currently provide for public companies such as the Company to have shareholder resolutions adopted by means of written consent in lieu of a shareholder meeting.

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

In addition, certain provisions of the Memorandum and Articles may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board. Those provisions include: limiting the ability of the Company’s shareholders to convene general meetings of the Company (as discussed above); and controlling procedures for the conduct of shareholder and Board meetings, including quorum and voting requirements.

Furthermore, the requirement under the Companies Law to have at least two external directors, who cannot readily be removed from office, may make it more difficult for shareholders who oppose the policies of the Board to remove a majority of the then current directors from office quickly. The above requirement may also, in some circumstances, together with the other provisions of the Memorandum, Articles and Israeli law, deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company, some of which could be deemed by certain shareholders to be in their best interests and which could affect the price some investors are willing to pay for Ordinary Shares.

Israeli tax law treats some acquisitions, including stock-for-stock swaps between an Israeli company and a foreign company, less favorably than U.S. tax law. Israeli tax law may, for instance, subject a shareholder who exchanges Ordinary Shares for shares in a non-Israeli corporation to immediate taxation.

(i) Duration and Liquidation

The Articles do not limit the Company’s duration.

10.C Material Contracts

On July 7, 2014, the Company announced a definitive share sale agreement to acquire the entire issued share capital of SPTS Technologies Group Limited for an aggregate sum of $375.1 million. On and after the SPTS Closing Date, SPTS and its consolidated subsidiaries are included in the Company’s financial results as the SD business. The SPTS Acquisition, which is the largest acquisition by the Company to date, is a major part of Orbotech’s strategic move into the high growth areas of Advanced Packaging and MEMS.

On August 7, 2014, the Company, and the Borrower, entered into the Credit Agreement. Under the Credit Agreement, the Borrower borrowed $300.0 million aggregate principal amount of Term Loans on August 7, 2014. The proceeds of the Term Loans were used by the Borrower on August 7, 2014, together with approximately $100.0 million of cash available to the Company, directly or indirectly, (i) to pay the cash consideration in respect of the SPTS Acquisition, (ii) to repay indebtedness outstanding under the Senior Facilities Agreement dated as of May 31, 2012, by and among SPTS Technologies Group Limited, Barclays Bank PLC, HSBC Bank PLC and the other parties thereto, (iii) to redeem outstanding notes of a subsidiary of SPTS Technologies Group Limited and (d) to pay transaction costs associated with the foregoing. As of January 31, 2015, the outstanding principal amount of the Term Loans was $299.25 million. For more information, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.

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

(a) Israeli Taxation

(i) Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel (a “Recognized Exchange”). The capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25% (or 30% with respect to a Substantial Shareholder). A tax rate of up to 30% will apply to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 2% on the capital gain may be imposed upon shareholders whose annual taxable income from all sources exceeds a certain amount. Different tax rates may apply to capital gains accrued from the sale by individuals of securities that are not publicly traded as aforesaid.

With respect to corporate investors, capital gains tax equal to the corporate tax rate (as of January 1, 2014 - 26.5% and thereafter) will generally be imposed on the sale of traded shares.

If the Ordinary Shares are traded on a Recognized Exchange, gains on the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-Israeli tax resident investor maintains in Israel. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

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

(b) United States Federal Income Taxation

The following general discussion sets forth the material U.S. Federal income tax consequences that are applicable to the following persons who invest in Ordinary Shares, are the beneficial owners of such Ordinary Shares and hold such Ordinary Shares as capital assets (“U.S. Shareholders”): (i) individuals who are citizens or residents (as specifically defined for U.S. Federal income tax purposes) of the United States; (ii) corporations (or entities treated as corporations for U.S. Federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia; and (iii) estates whose income is subject to U.S. Federal income taxation regardless of its source, and (iv) trusts if (x) a U.S. court can exercise primary supervision over the trusts’ administration and (y) one or more U.S. persons are authorized to control all substantial decisions of the trusts. This discussion does not deal with: (i) all aspects of U.S. Federal income taxation that may be relevant to particular U.S. Shareholders based on their particular circumstances (including potential application of the alternative minimum tax); (ii) certain U.S. Shareholders subject to special treatment under the U.S. Federal income tax laws such as banks, broker-dealers, insurance companies, tax-exempt organizations, financial institutions, taxpayers whose functional currency is not the Dollar; (iii) U.S. Shareholders owning directly or by attribution 10% or more of the Ordinary Shares; (iv) any aspect of state, local or non-U.S. tax laws; or (v) U.S. taxes that are not income taxes. Additionally, the following discussion does not consider the tax treatment of persons who hold Ordinary Shares through a partnership (or other entity treated as a partnership for U.S. Federal income tax purposes). If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding Ordinary Shares should consult their tax advisors.

The summary of U.S. Federal income tax laws set out below is based on the Code, Treasury regulations, judicial decisions and published positions of the Internal Revenue Service (the “IRS”) as of the date hereof and is subject to any changes occurring in United States law after that date, which could have retroactive effect.

(i) Distributions on Ordinary Shares

Distributions on Ordinary Shares paid (before reduction for Israeli withholding taxes) out of the Company’s current or accumulated earnings and profits, as determined under U.S. tax principles, will be dividends and will be includible in a U.S. Shareholder’s ordinary income when actually or constructively received. If a U.S. Shareholder is an individual, trust or estate, dividends received from the Company will generally be taxed at a maximum rate of 15% or 20%, depending on the income level of the taxpayer, provided the taxpayer has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. The Company does not intend to compute earnings and profits under U.S. tax principles. If the Company does not compute earnings and profits under U.S. tax principles, the entire distributions will likely be treated as paid out of the Company’s current or accumulated earnings and profits.

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

(v) Passive Foreign Investment Company

A ‘passive foreign investment company’ (“PFIC”) is generally defined as any foreign corporation at least 75% of whose gross income for the taxable year is passive income, or at least 50% of the value of whose assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. For the purpose of determining whether a foreign corporation is a PFIC, such corporation is also deemed to hold its proportionate share of the assets and receive its proportionate share of the income of any corporation in which it owns directly or indirectly at least 25% by value of the stock. The Company believes that it is not and has not been a PFIC for U.S. Federal income tax purposes for taxable years through 2014, and the Company expects that it will not become a PFIC for taxable years after 2014. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company’s income if a qualified electing fund election has been made (and certain information is provided by the Company); or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain ‘excess distributions’ (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, U.S. Shareholders who are

individuals, trusts or estates will not be eligible for the preferential tax rates on dividends described above, and U.S. Shareholders that own PFIC stock worth more than a certain threshold amount are required to file an annual report with respect to each PFIC in which they own stock.

(vi) Backup Withholding and Information Reporting

A U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and ‘backup withholding’ at a 28% rate on payments of dividends on, and the proceeds of disposition of, Ordinary Shares. Backup withholding will apply only if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder’s U.S. Federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

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

The Company’s derivative transactions in 2014 were executed through Israeli and international banks. The Company is exposed to counterparty risk arising from certain of its financial instruments and derivative contracts and it could be adversely affected by the soundness of counterparties, which include customers, suppliers and financial institutions. The Company uses derivatives to hedge certain exchange rate risk by entering into exchange rate-based derivative instruments with financial institution counterparties, such as broker/dealers, commercial banks and investment banks. These transactions are typically entered into on an unsecured basis and should the counterparty fail to honor its obligations under the relevant agreements, the Company could sustain losses which could have an adverse effect on its business, financial condition and results of operations.

(b) Exchange Rate Risk Management

Since the Company’s functional currency and that of virtually all of its subsidiaries is the Dollar, the Company, including through its subsidiaries, protects itself against exposure arising from the difference between assets and liabilities in each currency other than the Dollar (“Balance Sheet Exposure”). The majority of the Balance Sheet Exposure in such subsidiaries is in Japanese Yen, GBP, Euros, Chinese Renminbi and NIS.

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

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as at December 31, 2014 (at fair value - as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions). The Company does not have any Balance Sheet Exposure maturing beyond 2015 that would have a material effect on its business, financial condition or results of operations.

	Euro	GBP	Japanese Yen	Chinese Renminbi	Other Far Eastern Currencies*	NIS	Total
Israel	0.9		(1.0)			(9.7)	(9.8)
Europe	3.3						3.3
U.K.		(19.0)					(19.0)
Japan			20.8				20.8
China				29.6			29.6
Far East					22.9		22.9

Total	4.2	(19.0)	19.8	29.6	22.9	(9.7)	47.7

*	Includes Korean won and Taiwanese dollar.

Explanatory note:

(1)	The data presented in the table reflects the net exposure after taking into account set-offs between matching non-Dollar denominated assets and liabilities.

The Company enters into forward exchange contracts to hedge its Balance Sheet Exposure as well as certain future cash flows in connection with payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies. The terms of most existing currency derivatives are less than three months and none exceed one year. The table below details the hedging acquired in forward exchange contracts in order to limit foreign currency exposure risks. The notional amounts of these forward exchange contracts, as of December 31, 2014, were as follows ($ in millions).

	Euro	GBP	Korean Won	Taiwanese Dollar	Chinese RMB	Japanese Yen	NIS	Total
Israel							43.1	43.1
Europe	18.6							18.6
U.K.		39.9						39.9
Japan						34.2		34.2
Far East			25.1	27.7	13.1			65.9

Total	18.6	39.9	25.1	27.7	13.1	34.2	43.1	201.7

(c) Fair Value of Derivatives

The fair value of derivatives as of December 31, 2014 constituted assets and liabilities of approximately $1.7 million and $2.1 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d) Interest Rate Risk Management

The interest rate on $300.0 million of the Company’s debt is variable. As a result, interest expense would increase if interest rates rise. Fluctuations in LIBOR above 1% may increase the Company’s overall debt service obligation and could have a material adverse effect on its ability to service its debt obligations. An increase of 1% in the interest rate payable on the Company’s outstanding variable rate debt would increase its annual debt service requirements by approximately $3.0 million. The Company did not enter any swap agreement to hedge the floating rate risk.

Substantially all of the Company’s cash, cash equivalents and short-term bank deposits bear interest. The annual interest rates as of December 31, 2014 ranged up to 1.27%. Due to the relatively short-term maturities of the Company’s cash and deposits portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

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

The Company’s management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of the Company’s businesses except those of SPTS, which was acquired on August 7, 2014, and whose financial statements comprise approximately 15% of total assets and 19% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2014. Based on the results of this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014.

Kesselman & Kesselman, the independent registered public accounting firm that audited the Financial Statements included in this Annual Report containing the disclosure required by this Item 15(b), has issued an opinion on the effectiveness of the Company’s internal control over financial reporting.

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

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of the

Audit Committee’s final review of management’s annual report on internal control over financial reporting or at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company by Kesselman & Kesselman and/or other member firms of PwC, as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, a member of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2014 and 2013 were pre-approved by the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
Audit fees (1)	$1,150,000	$841,000
Audit-related fees (2)	261,000	32,000
Tax fees (3)	312,000	272,000

Total	$1,723,000	$1,145,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company, consents and assistance with review of documents filed with the SEC.
(2)	Includes mainly due diligence fees and consultations concerning the SPTS Acquisition.
(3)	Includes fees for services related to tax compliance, including assistance in preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and other.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On February 27, 2014, the Board approved, and the Company publicly announced, the approval of $30.0 million for the repurchase of Ordinary Shares. Repurchases during 2014 under this program were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Remaining Amount Allocated for Shares that May Yet Be Purchased Under the Plans or Programs
March 2014	284,450	14.65	284,450	$25.8 million
April 2014	233,248	15.10	233,248	$22.3 million
May 2014	195,804	14.88	195,804	$19.4 million
June 2014	156,019	15.27	156,019	$17.0 million
July 2014	69,613	15.74	69,613	$15.9 million
August 2014	31,952	15.34	31,952	$15.4 million

Total	971,086	15.01	971,086	—

As of December 31, 2014, a total of 971,086 Ordinary Shares had been repurchased under the program at an average purchase price of $15.01 per share.

Item 16F.	Change in Registrant’s Certifying Accountant

None

Item 16G.	Corporate Governance

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

Under the Companies Law, Orbotech Ltd. may not be required to obtain shareholder approval for certain issuances of shares in excess of 20% of the outstanding shares of the Company, as would be required in certain circumstances by the Nasdaq listing standards. At this time, the Company does not have any intention to enter into any such transaction; however, it may in the future do so and opt to comply with the Companies Law, which may not require shareholder approval. Any such determination to follow the Companies Law requirements rather than the standards applicable to U.S. companies listed on Nasdaq will be made by the Company at the time in light of then-current circumstances.

Under the Companies Law, Orbotech Ltd. may not be required to obtain shareholder approval for equity-based compensation plans, as would be required by the Nasdaq listing standards. While in recent years the Company has generally brought its equity-based compensation plans to its shareholders for approval, it may, in the future, opt to follow Israeli legal requirements, which may not require shareholder approval.

In addition, under the Companies Law, Orbotech Ltd. is not required to have an independent nominating committee, nor is there a requirement that its independent directors select (or recommend for selection) director nominees, as would be required by the Nasdaq listing standards for a U.S. domestic issuer. While the composition of the Company’s Nominating Committee currently complies with Nasdaq listing standards, the Company may in the future opt to appoint members to its Nominating Committee who are not ‘independent directors’ in accordance with Nasdaq listing standards, as is permitted under the Articles and the Companies Law or not to maintain a nominating committee at all, such that the functions of such committee would be performed by the full Board, a practice which is compliant with Israeli law. See Item 6 - Directors, Senior Management and Employees.

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

Item 19.	Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit A from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(1.2)	Articles of Association reflecting amendments integrated into the text.

(2.1)	Forms of Share Certificates Representing Ordinary Shares (incorporated by reference to Exhibit 2.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 000-12790)).

(4.1)	Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (incorporated by reference to Exhibit 4.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 000-12790) filed on March 30, 2006).

(4.2)	2010 Equity-Based Incentive Plan (incorporated by reference to Exhibit A to the Company’s Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.3)	2005 Directors Plan (incorporated by reference to Exhibit B from the Company’s Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.4)	Photon Dynamics, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.44 from Photon Dynamics’ Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (File No. 000-27234) filed on February 14, 2007).

(4.5)	Letter of Agreement entered into on February 10, 2013 between Orbotech Ltd. and Israel Discount Bank Ltd. and dated January 31, 2013 (incorporated by reference to Exhibit 4.16 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 000-12790) filed on February 22, 2013). (1)

(4.6)	Irrevocable Letter of Undertaking by Orbotech Ltd. to Israel Discount Bank Ltd. dated February 10, 2013 (incorporated by reference to Exhibit 4.17 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 000-12790) filed on February 22, 2013). (1)

(4.7)	Letter of Agreement from Bank Hapoalim Ltd. to Orbotech Ltd. dated January 30, 2013 (incorporated by reference to Exhibit 4.18 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 000-12790) filed on February 22, 2013). (1)

(4.8)	Irrevocable Letter of Undertaking by Orbotech Ltd. to Bank Hapoalim Ltd. dated February 10, 2013 (incorporated by reference to Exhibit 4.19 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (File No. 000-12790) filed on February 22, 2013). (1)

(4.9)	Asset Purchase Agreement entered into and signed on October 31, 2010, among GE Medical Systems Israel Ltd., Orbotech Medical Solutions Ltd., General Electric Company and Orbotech Ltd. (incorporated by reference to Exhibit 4.15 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011). (2)

(4.10)	Settlement Agreement and Mutual General Release entered into and signed on February 10, 2011, among General Electric Company, GE Medical Systems Israel Ltd., Orbotech Ltd. and Orbotech Medical Solutions Ltd. (incorporated by reference to Exhibit 4.16 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (File No. 000-12790) filed on February 24, 2011).

(4.11)	Compensation Policy (incorporated by reference to Exhibit C from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(4.12)	Letter of Indemnification and Release (incorporated by reference to Exhibit D from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(4.13)	Credit Agreement dated as of August 7, 2014, among Orbotech, Inc., as borrower, Orbotech Ltd., JPMorgan Chase Bank, N.A., as administrative agent and the other lenders party thereto (incorporated by reference to Exhibit 99.2 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 7, 2014).

(4.14)	Guarantee Agreement dated as of August 7, 2014, among Orbotech, Inc., Orbotech Ltd., the subsidiaries of Orbotech Ltd. party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 99.3 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 7, 2014).

(4.15)	Collateral Agreement dated as of August 7, 2014, among Orbotech, Inc., the subsidiaries of Orbotech Ltd. party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 99.4 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 7, 2014).

(4.16)	Secured Bond (Encumbrance on All Assets) issued on August 7, 2014, by Orbotech Ltd. in favor of JPMorgan Chase Bank, N.A., as trustee for the Secured Parties (as defined in the Debenture) (incorporated by reference to Exhibit 99.5 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 7, 2014). (1)

(4.17)	Share Sale Agreement Relating to SPTS Technologies Group Limited entered into and signed July 4, 2014, among the Bridgepoint Funds, Sumitomo Precision Products Co. Ltd., the Management Sellers, Barclays Wealth Trustees (Guernsey) Limited, the EBT Beneficiaries, Orbotech Holding U.K. Limited, Orbotech Ltd., SPTS Technologies Group Limited and Orbotech, Inc.

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

Name	Jurisdiction of Organization
• Orbotech, Inc.	United States
• Photon Dynamics, Inc.	United States
• Orbotech LT Solar LLC (indirectly owned approximately 81% by Orbotech Ltd.)	United States
• Orbotech S.A.	Belgium
• Laser Imaging Systems GmbH & Co. KG	Germany
• New System s.r.l.	Italy
• Orbotech Pacific Ltd.	Hong Kong
• Orbotech Holding U.K. Limited	United Kingdom
• SPTS Technologies Group Limited	United Kingdom
• Orbotech Singapore Corporation Pte. Ltd.	Singapore
• Orbotech B.V.	The Netherlands
• Orbotech Asia Ltd.	Hong Kong
• Orbotech Japan Ltd.	Japan
• Orbograph Ltd. (owned approximately 94% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Ltd. (owned 50% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Limited Partnership	Israel

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15.1)	Consent of Independent Registered Public Accounting Firm.

(15.2)	Capital Allocation Policy (incorporated by reference to Exhibit 99.1 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 21, 2014).

(15.3)	Agreement dated as of June 27, 2014 between Ion Asset Management Ltd. and Orbotech Ltd. (incorporated by reference to the Company’s Current Report on Form 6-K (File No. 000-12790) filed on June 30, 2014).

(101)	Interactive Data Filing.

(1)	English translation from the official, original version in Hebrew.
(2)	Confidential treatment granted as to certain portions, which portions were omitted and filed separately with the SEC.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/s/ Asher Levy
Asher Levy
Chief Executive Officer

Dated: February 27, 2015

ORBOTECH LTD.

(An Israeli Corporation)

2014 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2014 CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders of

ORBOTECH LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Orbotech Ltd. (the “Company”) and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and Board of Directors, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b), management has excluded SPTS Technologies Group Limited (“SPTS”) from its assessment of internal control over financial reporting as of December 31, 2014 because it was acquired by the Company in a purchase business combination during 2014. We have also excluded SPTS from our audit of internal control over financial reporting. SPTS is a wholly-owned subsidiary whose total assets and total revenues represent 15% and 19%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2014.

Tel Aviv, Israel	Kesselman & Kesselman
February 27, 2015	Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2014	2013
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$136,367	$161,155
Restricted cash	10,000
Short-term bank deposits	10,000	38,650
Marketable securities		5,265
Accounts receivable:
Trade	248,071	198,203
Other	39,076	31,546
Deferred income taxes	8,213	8,094
Inventories	157,030	93,938

Total current assets	608,757	536,851

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	5,890	13,106
Funds in respect of employee rights upon retirement	9,755	11,024
Deferred income taxes	13,067	15,130
Equity method investees and other receivables	8,926	9,911
Deferred financing costs	7,470

	45,108	49,171

PROPERTY, PLANT AND EQUIPMENT, net	55,580	27,715

OTHER INTANGIBLE ASSETS, net	145,082	10,401

GOODWILL	179,445	12,444

Total assets	$1,033,972	$636,582

/s/ YOCHAI RICHTER	)	Active Chairman of the
Yochai Richter	)	Board of Directors

/s/ ASHER LEVY	)
Asher Levy	)	Chief Executive Officer

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS (continued)

	December 31
	2014	2013
	U.S. dollars in thousands
Liabilities and equity
CURRENT LIABILITIES:

Current maturities of long-term loans	$2,636
Accounts payable and accruals:
Trade	64,683	43,663
Other	81,747	55,482
Deferred income	38,008	24,854

Total current liabilities	187,074	123,999
LONG-TERM LIABILITIES:

Long term loans	293,851
Liability for employee rights upon retirement	22,763	25,845
Deferred income taxes	20,185	2,406
Other tax liabilities	13,218	17,178

Total long-term liabilities	350,017	45,429

COMMITMENTS AND CONTINGENT LIABILITIES (see Note 9)

Total liabilities	537,091	169,428

EQUITY:
Orbotech Ltd. shareholders’ equity
Ordinary shares of NIS 0.14 par value per share (“Ordinary Shares”)
Authorized at December 31, 2014 and 2013:
80,000,000 Ordinary Shares
Issued at December 31, 2014 and 2013:
47,263,701 and 46,203,927 Ordinary Shares, respectively
Outstanding at December 31, 2014 and 2013:
41,852,928 and 41,764,240 Ordinary Shares, respectively	2,163	2,124
Additional paid-in capital	293,056	281,159
Retained earnings	303,950	268,570
Accumulated other comprehensive income (loss)	(1,980)	409
Less—treasury shares, at cost (December 31, 2014 – 5,410,773
Ordinary Shares; December 31, 2013 – 4,439,687 Ordinary Shares)	(99,539)	(84,946)

Total Orbotech Ltd. shareholders’ equity	497,650	467,316

Non-controlling interest	(769)	(162)

Total equity	496,881	467,154

Total liabilities and equity	$1,033,972	$636,582

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2014	2013	2012
	U.S. dollars in thousands
	(except per share data)
REVENUES:
Sale of products	$403,963	$294,027	$238,920
Services rendered	178,783	145,968	148,088

	582,746	439,995	387,008

COST OF REVENUES:
Cost of products sold	223,981	156,702	129,601
Cost of services rendered	105,572	91,753	103,846
Write-down of inventories			14,255

	329,553	248,455	247,702

GROSS PROFIT	253,193	191,540	139,306

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	91,320	72,736	70,524
Less - government participations	2,669	3,163	1,821

NET RESEARCH AND DEVELOPMENT COSTS	88,651	69,573	68,703
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	96,169	75,948	73,051
EQUITY IN EARNINGS OF FRONTLINE	(5,769)	(5,553)	(6,764)
AMORTIZATION OF INTANGIBLE ASSETS	19,235	4,041	9,907
SPTS ACQUISITION COSTS	6,761
RESTRUCTURING CHARGES			5,063
IMPAIRMENT OF INTANGIBLE ASSETS			30,142

OPERATING INCOME (LOSS)	48,146	47,531	(40,796)
FINANCIAL EXPENSES - net	9,046	1,191	5,120

INCOME (LOSS) BEFORE TAXES ON INCOME	39,100	46,340	(45,916)
INCOME TAX EXPENSE	3,419	6,927	456
SHARE IN LOSSES OF EQUITY METHOD INVESTEE	417	252	165

NET INCOME (LOSS)	35,264	39,161	(46,537)
NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	116	840	958

NET INCOME (LOSS) ATTRIBUTABLE TO ORBOTECH LTD.	$35,380	$40,001	$(45,579)

EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO ORBOTECH LTD.:
NET INCOME (LOSS):
Basic	$0.85	$0.94	$(1.05)

Diluted	$0.83	$0.92	$(1.05)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER SHARE - IN THOUSANDS:
Basic	41,703	42,571	43,501

Diluted	42,757	43,253	43,501

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
Net income (loss)	$35,264	$39,161	$(46,537)

Other comprehensive income (loss):
Net change in respect of derivative instruments designated for cash flow hedge, net of taxes	(2,337)	(219)	1,228
Net change in foreign currency translation adjustment			860
Net change in respect to available for sale securities, net of tax	(52)

Total other comprehensive income (loss)	(2,389)	(219)	2,088

Total comprehensive income (loss)	32,875	38,942	(44,449)

Comprehensive loss attributable to the non-controlling interests	116	840	958

Total comprehensive income (loss) attributable to Orbotech Ltd.	$32,991	$39,782	$(43,491)

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Non controlling interest	Total shareholders’ equity
	Number of shares	Amount
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2012	45,305	$2,092	$270,966	$274,148	$(1,460)	$(57,192)	$1,578	$490,132
Comprehensive loss				(45,579)	2,088		(958)	(44,449)
Acquisition of treasury shares						(1,959)		(1,959)
Acquisition of non- controlling interest			252				(252)
Exercise of employee equity awards	328	10	709			*		719
Compensation relating to equity awards granted to employees and others			2,929				141	3,070

BALANCE AT DECEMBER 31, 2012	45,633	$2,102	$274,856	$228,569	$628	$(59,151)	$509	$447,513
Comprehensive income				40,001	(219)		(840)	38,942
Acquisition of treasury shares						(25,795)		(25,795)
Exercise of employee equity awards	571	22	3,290			*		3,312
Compensation relating to equity awards granted to employees and others			3,013				169	3,182

BALANCE AT DECEMBER 31, 2013	46,204	$2,124	$281,159	$268,570	$409	$(84,946)	$(162)	$467,154
Comprehensive income				35,380	(2,389)		(116)	32,875
Acquisition of treasury shares						(14,593)		(14,593)
Acquisition of non-controlling interest			551				(551)
Exercise of employee equity awards	1,060	39	8,214					8,253
Compensation relating to equity awards granted to employees and others			3,132				60	3,192

BALANCE AT DECEMBER 31, 2014	47,264	$2,163	$293,056	$303,950	$(1,980)	$(99,539)	$(769)	$496,881

*	Represents an amount of less than $1,000

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2014	2013	2012
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$35,264	$39,161	$(46,537)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	30,333	13,261	17,919
Impairment of intangible assets			30,142
Compensation relating to equity awards granted to employees and others	3,192	3,182	3,070
Increase (decrease) in liability for employee rights upon retirement, net	(1,553)	624	(640)
Long term loans discount amortization	237
Deferred financing costs amortization	612
Capital loss from disposal of property, plant and equipment	645
Deferred income taxes	1,253	(1,558)	(5,440)
Non cash expenses in respect of restructuring			601
Loss from sale of marketable securities	339
Amortization of premium and accretion of discount on marketable securities, net	656	554	588
Equity in earnings of Frontline, net of dividend received	468	446	(1,232)
Other	597	268	1,498
Changes in operating assets and liabilities:
Increase (decrease) in deferred income	1,346	7,466	(8,522)
Decrease (increase) in accounts receivable:
Trade	(17,440)	(33,721)	31,725
Other	(2,075)	(2,954)	(2,708)
Increase (decrease) in accounts payable and accruals:
Trade	2,140	11,377	(4,780)
Other	9,326	8,045	(6,166)
Decrease (increase) in inventories	(13,984)	(190)	11,925

Net cash provided by operating activities	$51,356	$45,961	$21,443

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(12,500)	(12,978)	(9,484)
Withdrawal (placement) of bank deposits	28,650	(35,636)	142,278
Purchase of marketable securities	(15,152)	(9,936)	(18,167)
Redemption of marketable securities	26,586	6,037	2,553
Acquisition of SPTS, net of cash acquired (a)	(375,061)
Investment in equity method investee	(250)	(2,250)
Proceeds from disposal of property, plant and equipment	15	39	3,034
Increase in restricted cash	(10,000)
Increase in funds in respect of employee rights upon retirement	(260)	(262)	(254)

Net cash provided by (used in) investing activities	$(357,972)	$(54,986)	$119,960

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term loans, net of $8 million financing costs	288,918
Repayment of long-term loans	(750)	(64,000)	(32,000)
Employee stock options exercised	8,253	3,312	719
Acquisition of treasury shares	(14,593)	(25,795)	(1,959)

Net cash provided by (used in) financing activities	$281,828	$(86,483)	$(33,240)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(24,788)	(95,508)	108,163
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	161,155	256,663	148,500

CASH AND CASH EQUIVALENTS AT END OF YEAR	$136,367	$161,155	$256,663

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$6,274	$1,307	$3,495

Income taxes paid	$9,387	$7,739	$5,970

Income taxes refunded	$897	$371	$390

Purchase of property, plant and equipment on credit	$2,852	$908	$1,635

(a) Acquisition of subsidiaries consolidated for the first time:
Working capital (excluding cash and cash equivalents)	$(48,918)
Property, plant and equipment	(25,160)
Long-term liabilities	19,934
Goodwill	(167,001)
In- process research and development	(6,920)
Other intangible assets	(146,996)

	$(375,061)

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

(i)	Nature of operations

Orbotech Ltd. (the “Company” or “Orbotech”) is an Israeli company, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and servicing of cutting-edge solutions designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes.

Through its subsidiary, Orbotech LT Solar, LLC (“OLTS”), the Company is engaged in the research, development and marketing of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels, and through its subsidiary, Orbograph Ltd. (“Orbograph”), in the development and marketing of character recognition solutions to banks, financial and other payment processing institutions.

On August 7, 2014, the Company acquired the entire issued share capital of United Kingdom-based SPTS Technologies Group Limited (“SPTS”) for an aggregate amount of approximately $375.1 million (the “SPTS Acquisition”). SPTS is included in the Company’s consolidated financial results from August 7, 2014 (the “SPTS Closing Date”). See Note 3.

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

The currency of the primary economic environment in which the operations of the Company and virtually all of its subsidiaries are conducted is the United States dollar (the “Dollar”).

Virtually all product revenues of the Company and its subsidiaries are derived outside Israel in non-Israeli currencies, mainly the Dollar. Most purchases of materials and components are made in Dollars or in Israeli currency under contracts linked to the Dollar. Thus, the functional currency of the Company and all of its subsidiaries is the Dollar.

Monetary accounts maintained in currencies other than the Dollar are re-measured using the representative foreign exchange rate at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are recorded in financial expenses - net, as appropriate.

(iv)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Some of those judgments can be subjective and complex, and, consequently actual results may differ materially from those estimates and assumptions. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, inventories, deferred tax assets, provision for uncertain tax positions, provision for doubtful accounts, goodwill, intangible assets, property, plant and equipment, and employee compensation in connection with equity awards.

b.	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries.

Intercompany balances and transactions have been eliminated in consolidation. Profits from intercompany sales not yet realized outside of the Company and its subsidiaries have also been eliminated.

Orbotech’s holding in OLTS, is currently approximately 81.2% on a fully diluted basis.

A portion of OLTS’s equity interest is held by the two developers of certain of OLTS’s technology. The Company has granted each of these two developers a put option to sell a portion of his holdings in OLTS to the Company. These put options were exercised in full on December 31, 2013. The purchase price paid by the Company upon the exercise of each put option was based on the Company’s valuation of OLTS used in the framework of equity investments in OLTS prior to exercise of the put option. During the years ended December 31, 2013 and 2012, these put options were exercised by the two developers and the Company purchased a portion of their equity interests in OLTS for approximately $0.3 million and $0.7 million in cash in each of these years, respectively, recorded as research and development expenses. In addition to the put options referred to above, each of the two developers was granted a put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These put options shall become exercisable starting in 2015, subject to the achievement of a certain financial milestone by OLTS in the fiscal year immediately preceding the year in which the put option is exercised. The purchase price to be paid by the Company upon the exercise of this put option shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. The put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

c.	Cash and cash equivalents

The Company considers all highly liquid investments including cash and short-term bank deposits that are not restricted as to withdrawal or use and the period to maturity of which does not exceed three months at the time of investment, to be cash equivalents.

d.	Restricted cash

The company has restricted cash deposited as a guarantee for customers. The Company classifies these amounts as a current asset due to their short maturity, which does not exceed three months at the time of investment.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Short-term bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term deposits. As of December 31, 2014 and 2013, short-term deposits are in Dollars and bear interest at an average annual rate of 0.48% and 0.79%, respectively.

f.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2014 and 2013, most of the Company’s cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. The Company is of the opinion that the credit risk in respect of these balances is not material.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain economies, the Company may require letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, the Company sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. The resulting costs related to the letters of credit and promissory notes are charged to ‘financial expenses - net’, as incurred. During the years ended December 31, 2014, 2013 and 2012, the Company sold face amounts of $38.9 million, $19.0 million and $33.7 million, respectively, of these letters of credit and promissory notes.

g.	Inventories

Inventories are valued at the lower of cost or market. Cost is determined as follows: components, products in process and finished products - on the weighted average basis; and labor and overhead - on the basis of actual manufacturing costs assuming normal manufacturing capacity.

Inventories are written-down for estimated excess and obsolescence, based on assumptions about future demand and market conditions. Once written-down, a new lower cost basis for that inventory is established.

h.	Marketable securities

As of December 31, 2014, all of the Company’s investments in marketable securities were classified as available-for-sale securities. As of December 31, 2013, all of the Company’s investments in marketable securities were classified as held to maturity securities. In accordance with accounting requirements, the Company is prohibited from classifying security purchases as held to maturity for a period of two years.

Securities classified as available- for- sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separated component of comprehensive income (loss) in shareholders’ equity until realized.

Unrealized losses that are considered to be other- than- temporary are charged to income as impairment charge.

i.	Investment in equity method investees

Investments in shares of an entity over which the Company has significant influence or joint control but owns less than a controlling voting interest, are accounted for using the equity method. Significant influence is presumed to exist when the Company holds between 20%-50% of the voting power in an Investee.

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

Acquired intangible assets are presented at cost, net of accumulated amortization and impairments. These intangible assets consist primarily of intellectual property, customer relations and backlog and are being amortized mostly over periods of five to seven and, in some cases, up to twelve, years.

Research and development acquired in a business combination is capitalized as an indefinite life intangible asset until the related research and development efforts are either completed or abandoned. In the reporting period where they are treated as indefinite life intangible assets, they are not amortized but rather are monitored and tested for impairment. Upon completion of the related research and development efforts, management determines the useful life of the intangible assets and amortizes them accordingly. In case of abandonment, the related research and development assets are impaired.

l.	Impairment of long-lived assets

Long-lived assets, including definite life intangible assets, held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values. In the year ended December 31, 2012, an impairment charge of $30.1 million of intangible assets was recognized. See Note 6.

m.	Goodwill

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

In the years ended December 31, 2014 and 2013, the Company elected to perform a qualitative assessment for the annual goodwill impairment test.

As a result of performing the annual impairment tests, on September 30, 2014, 2013 and 2012, the Company determined that there was no impairment with respect to goodwill.

n.	Revenue recognition

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

The Company’s revenue arrangements contain multiple elements, as it grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to twelve months and installation service. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly, is insignificant and is treated according to accounting guidance for contingencies. In addition, the Company defers the value of the installation and training and recognizes it upon installation.

When a sales arrangement contains multiple elements, such as product warranty and installation, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, and otherwise is based on third party evidence (“TPE”) or on the relative estimated selling price (“ESP”) if neither VSOE nor TPE is available. Because of the nature of its products, the Company generally utilizes the ESP.

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

In the case of delivery of newly developed products or technologies, revenue is deferred until acceptance is received.

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

p.	Shipping and handling costs

Shipping and handling costs are classified as a component of cost of revenues.

q.	Income taxes:

(i)	Deferred income taxes

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

(ii)	Uncertain tax positions

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within income tax expense. Such liabilities are classified as long-term, unless the liability is expected to be resolved within twelve months from the balance sheet date. The Company presents unrecognized tax benefits as a reduction to deferred tax asset where a net operating loss, a similar tax loss, or a tax credit carryforward exists, when settlement in this manner is available under the applicable tax law.

r.	Treasury shares

Treasury shares are presented as a reduction of equity, at their cost to the Company.

s.	Derivative financial instruments

The Company uses financial instruments and derivatives to hedge existing non-Dollar assets and liabilities as well as certain anticipated transactions which are probable and are expected to be denominated in non-Dollar currencies.

All derivative instruments are recognized in the balance sheet at their fair value. On the date that the Company enters into a derivative contract it designates the derivative, for accounting purposes, as either a hedging instrument or a non-hedging instrument.

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the spot component are recorded in other comprehensive income, as ‘gains (losses) in respect of derivative instruments designated for cash flow hedge, net of taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, and hedge components such as time value, excluded from assessment of effectiveness testing, are recognized immediately in the statement of operations among ‘financial expenses - net’. Changes in the fair value of other derivatives not designated as hedging instruments are recognized in the statement of operations among ‘financial expenses - net’ and amounted to gain (loss) of $2,115,000, $2,100,000 and $(957,000), in the years ended December 31, 2014, 2013 and 2012, respectively.

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

Certain equity awards are subject to forfeiture should the Company fail to attain specified performance goals. The fair value of these awards is estimated on the date of grant using the same option valuation model used by the Company for non-performance equity awards. For so long as the Company assumes that performance goals will be achieved, compensation cost is recorded with respect thereto. If and when a point in time is reached that the Company believes the performance goals will not be achieved, it will then reverse the share-based compensation expenses recognized through such date.

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

In addition to net income (loss), comprehensive income includes (i) gains or losses in respect of derivative instruments designated as cash flow hedges’ net of tax and foreign currency translation adjustments (see s. above); and (ii) unrealized gains and losses arising from securities classified as available- for- sale (see h. above)

v.	Earnings (loss) per share

Basic earnings (loss) per share are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted earnings (loss) per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method. In the year ended December 31, 2012, outstanding equity awards were not taken into account due to their anti-dilutive effect.

w.	Impact of recently issued accounting pronouncements:

(i)

In May 2014, the Financial Accounting Standards Board of the United States (the “FASB”) issued guidance related to revenue from contracts with customers. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under GAAP when it becomes

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company in the first quarter of 2017. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

(ii)	In August 2014, the FASB issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. The Company believes that the adoption of this new standard will not have a material impact on its consolidated financial statements.

NOTE 2 - EQUITY METHOD BASED INVESTEES:

(i)	Frontline P.C.B. Solutions Limited Partnership (“Frontline”)

Frontline, an Israeli limited partnership, is equally owned by the Company and Mentor Graphics Development Services (Israel) Ltd., and combines the former CAM operations of both companies. The Company’s subsidiaries market and provide customer support in respect of Frontline’s products. The Company’s share in the earnings of Frontline is presented under operating income since Frontline is integrated into the operations of the Company. As of December 31, 2014 and 2013, the Company’s investment in Frontline amounted to $4,683,000 and $5,223,000, respectively. The Company’s share in Frontline’s earnings amounted to $5,769,000, $5,553,000 and $6,764,000 in the years ended December 31, 2014, 2013 and 2012, respectively.

Summarized financial information for Frontline is presented below:

	December 31
	2014	2013
	$ in thousands
(i) Balance sheet data:
Assets:
Current assets	11,445	12,354
Non Current assets	1,888	2,084

Total assets	13,333	14,438

Liabilities:
Current liabilities	1,663	2,767
Non Current liabilities	2,192	2,276

Total liabilities	3,855	5,043

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - EQUITY METHOD BASED INVESTEES (continued):

	Year ended December 31
	2014	2013	2012
	$ in thousands
(ii) Operating results data:
Total revenues	28,776	27,210	28,246
Gross profit	20,688	19,565	23,893
Net income	11,538	11,106	13,528
(iii) Other:

	Year ended December 31
	2014	2013	2012
	$ in thousands
Related parties transactions included in:
Cost of products sold	682	852	802
Selling, general and administrative expenses	3,310	3,127	1,800

	December 31
	2014	2013
	$ in thousands
Balances with related parties (included in trade payables)	5,345	6,408

(ii)	PixCell Medical Technologies, Ltd. (“PixCell”)

At December 31, 2013, the Company held 37.6% of the share capital of PixCell. In 2014, the Company purchased additional shares from other shareholders of PixCell for a total amount of $0.25 million, following which, at December 31, 2014, it held approximately 40% of the share capital of PixCell. PixCell is an Israeli company developing diagnostic equipment for point-of-care hematology applications, in particular low cost, high speed complete blood count (CBC) and hemoglobin level tests. As of December 31, 2014 and 2013, the Company’s investment in PixCell amounted to $2,987,000 and $3,154,000 respectively. The Company’s share in PixCell’s losses amounted to $417,000, $252,000 and $165,000 in the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 3 - BUSINESS ACQUIRED

On August 7, 2014, as part of the Company’s strategy to move into the high growth areas of Advanced Packaging and micro-electro-mechanical systems (“MEMS”), the Company completed the SPTS Acquisition. The Company acquired all outstanding shares of SPTS for a total consideration of approximately $375.1 million in net cash. SPTS is engaged in the design, development, manufacture, marketing and servicing of etch, physical vapor deposition (“PVD”), chemical vapor deposition (“CVD”) and thermal processing equipment for use in the manufacture of MEMS, Advanced Packaging, power, radio frequency and high brightness light emitting diode devices.

In August 7, 2014, in connection with the SPTS Acquisition, the Company borrowed $300 million (before a discount of 1%) through a senior secured long term loans (the “Term Loans”), see Note 7.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - BUSINESS ACQUIRED (continued)

The Company accounted for this acquisition using the acquisition method of accounting and, accordingly, assets acquired and liabilities assumed from SPTS were recorded at their estimated fair values, as follows:

$ in thousands
Cash and cash equivalents	8,309
Current assets, excluding inventory	38,056
Inventories	49,108
Property, plant and equipment	25,160
Identifiable intangible assets:
In-process research and development (1)	6,920
Technological intellectual property (2)	60,870
Customer relations (3)	69,768
Trade name (3)	5,960
Backlog (4)	10,398
Goodwill	167,001

Total assets acquired	441,577

Current liabilities	38,246
Deferred taxes and other long-term liability	19,934

Total liabilities assumed	58,180

Net assets acquired	383,370

(1)	On successful completion of each project, in-process research and development assets are reclassified to developed technology and amortized over their estimated useful lives.
(2)	Amortized over a period of up to 7 years.
(3)	Amortized over a period of approximately 5 years.
(4)	Amortized over an estimated period of 1.5 years.

The purchase price allocation for SPTS takes into account the information management believes is reasonable. Nevertheless, the Company has one year from the SPTS Closing Date to make a final determination of purchase accounting allocations; and, accordingly, adjustments may be made to the foregoing allocations for SPTS.

The results of the acquired business are consolidated as of August 7, 2014, the SPTS Closing Date. The goodwill was allocated to the Semiconductor Device Division reporting unit.

The goodwill arising from the SPTS Acquisition is a result, among other things, of workforce, sales sources, marketing positioning value, cross-selling opportunities and joint development opportunities for new products in the future.

None of the goodwill recognized is expected to be deductible for income tax purposes.

Revenues of SPTS for the period from the SPTS Closing Date to December 31, 2014 were approximately $110.6 million.

Below is the unaudited pro forma, combined statement of operations data for the years ended December 31, 2014 and 2013, presented as if the SPTS Acquisition had occurred on January 1, 2013, after giving effect to: (a) purchase accounting adjustments, including the increase in

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - BUSINESS ACQUIRED (continued)

amortization of identifiable intangible assets based on the estimated fair value thereof; (b) transaction costs; (c) interest accrued on shareholders loans; (d) estimated additional interest expense due to the receipt of the Term Loans, only with respect to amortization, in the amount of $9.5 million and $16.7 million in the years ended December 31, 2014 and 2013, respectively, and; (e) related tax impact. This unaudited pro forma financial information is not necessarily indicative of the combined results that would have been attained had the SPTS Acquisition taken actually place on January 1, 2013, nor is it necessarily indicative of future results.

	Year ended December 31
	2014	2013
	$ in thousands except for share data
	(unaudited)
Revenues	657,799	597,368

Net income*	20,999	21,600

Earnings per share:
Basic	$0.48	$0.51

Diluted	$0.47	$0.50

NOTE 4 - INVENTORIES

	December 31
	2014	2013
	$ in thousands
Components:
For manufacturing of systems	51,323	25,540
For servicing of systems	35,824	27,756

	87,147	53,296
Work in process	25,266	11,843
Finished products	44,617	28,799

	157,030	93,938

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets

Composition of assets, grouped by major classifications, is as follows:

	December 31
	2014	2013
	$ in thousands
Cost:
Machinery and equipment	47,169	29,399
Leasehold improvements	43,950	42,994
Land and buildings	13,334	5,928
Office furniture, equipment	15,564	10,141
Computer equipment	47,702	42,380
Vehicles	455	486

	168,174	131,328
Less - accumulated depreciation and amortization	112,594	103,613

	55,580	27,715

b.	Depreciation and amortization

Depreciation and amortization expenses totaled $11,098,000, $9,220,000 and $8,012,000 in the years ended December 31, 2014, 2013 and 2012, respectively.

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill:

(i)	Composition

Composition of goodwill and changes therein the years ended December 31, 2014 and 2013 are as follows:

	December 31
	2014	2013
	$ in thousands
Balance at the beginning of year	12,444	12,444
Acquired during the year (see Note 3)	167,001

Balance at the end of the year	179,445	12,444

(ii)	Annual goodwill impairment test

As mentioned in Note 1m, the Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test.

In the years ended December 31, 2014 and 2013, the Company determined there was no impairment with respect to goodwill.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

b.	Other intangible assets

Other intangible assets are composed as follows:

	December 31
	2014	2013
	$ in thousands
Cost:
Intellectual property	120,780	59,910
Customer relations	100,831	31,063
Trade name	5,960
In-process research and development	6,920
Backlog	10,398

	244,889	90,973
Less:
Accumulated amortization	99,807	80,572

	145,082	10,401

During the year ended December 31, 2012, in light of the extended downturn in the FPD industry, the Company tested whether the intangible assets acquired as part of the Photon Dynamics, Inc. (“PDI”) acquisition in 2008 should be impaired, based on cash flow projections and fair value estimates. The determination of cash flow was based on the Company’s strategic plans and long-range planning forecasts. The growth rates included in the plans were based on industry and Company specific data. The profit margin assumptions included in the plans were projected based on the current cost structure and anticipated cost changes. As a result of the foregoing, the Company determined that the carrying amount of certain intangible assets, primarily existing technology and customer relations allocated to FPD division, exceeded their fair value by $30.1 million. As a result, an impairment charge of $30.1 million was recorded in 2012.

For a discussion of Level 3 fair value inputs, see Note 12c.

Amortization of other intangible assets totaled $19,235,000, $4,041,000 and $9,907,000 in the years ended December 31, 2014, 2013 and 2012, respectively.

Estimated amortization expense for the years stated below is as follows:

$ in thousands
Year ending December 31:
2015	33,030
2016	25,273
2017	25,213
2018	25,201
2019	17,919
2020 and thereafter	11,526

138,162

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LOANS:

On August 7, 2014, the Company, through one of its subsidiaries, entered into a senior secured credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders. Under the Credit Agreement, the Company borrowed $297.0 million (net of $3 million discount) aggregate principal amount of the Term Loans on August 7, 2014.

(a)	Interest and Maturity

The Term Loans bear interest at a floating rate equal to, at the Company’s option (a) a base rate determined by reference to the highest of (1) the interest rate announced from time to time by JPMorgan Chase Bank, N.A. as its prime rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) a LIBO rate determined by reference to the costs of funds for Dollar deposits for a one-month interest period adjusted for certain additional costs plus 1% or (b) a LIBO rate determined by reference to the costs of funds for Dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. For purpose of determining the interest rate payable on loans under the Term Loans under clauses (a) and (b) of the immediately preceding sentence, the LIBO rate will in no event be less than 1.0%. The applicable interest rate margin will be 3.0% with respect to base rate borrowings and 4.0% with respect to LIBO rate borrowings. Interest is paid monthly, bi-monthly or quarterly at the Company’s election. The Term Loans will mature on August 7, 2020.

(b)	Amortization and Prepayments

The Company became required to make amortization payments in quarterly installments, commencing on December 31, 2014. The amount of the quarterly installments will be equal to $750,000 for the first 12 quarterly amortization payments. Subsequently, the amount of the quarterly amortization payments will be $5.625 million for the next 11 quarterly amortization payments, and the balance of the principal amount will be due at final maturity. Prepayments of all or any portion of the Term Loans reduce subsequent scheduled amortization payments of the Term Loans as directed by the Borrower.

The Company will be permitted to repay outstanding Term Loans at any time without premium or penalty. Notwithstanding the foregoing, if any Term Loans are prepaid prior to the first anniversary of the funding date thereof with the proceeds of debt having an effective yield lower than the initial effective yield of the Term Loans (taking into account LIBOR floors and original issue discount), then such prepayment will be accompanied by a prepayment fee equal to 1.0% of the loans so prepaid.

In addition to permitting voluntary prepayments at any time, the Credit Agreement contains mandatory prepayment provisions. These mandatory prepayment provisions contain certain exceptions and customary thresholds. Subject to these exceptions and thresholds, the Company will be required to make mandatory prepayments of the Term Loans under certain circumstances, including from (a) 100% of the net cash proceeds from certain non-ordinary course assets sales (including casualty and condemnation proceeds) in excess of $2.5 million per sale and $5.0 million per year (with a 365-day reinvestment right and other exceptions), (b) 100% of the net cash proceeds from the issuance or incurrence of debt not otherwise permitted under the Credit Agreement and, until the first anniversary of closing, the issuance of equity and hybrid securities and (c) 50% of annual excess cash flow (as defined in the Credit Agreement), with step-downs to 25% and 0% if the ratio of the Company’s total consolidated debt to its trailing four-quarter

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LOANS (continued):

consolidated EBITDA (as defined) is less than 1.25 to 100 and 0.75 to 1.00, respectively. Any mandatory prepayment also reduces the remaining amortization payments.

The required annual principal payments based on the amortization schedule of the Term Loans as of December 31, 2014, starting with the year 2015 are as follows (without giving effect to any voluntary or other prepayments):

$ in thousands
Year ending December 31:
2015	3,000
2016	3,000
2017	7,875
2018	22,500
2019	22,500

58,875

(c)	Guarantees and Collateral for the Term Loans

The Company’s obligations under the Credit Agreement are guaranteed by the Company and by certain existing subsidiaries of the Company that are organized under the laws of Israel, England and Wales, Singapore, Hong -Kong and the United States, in each case subject to exceptions and limitations.

The Credit Agreement and the related guarantees are secured (or are expected to be secured) by security interests in substantially all tangible and intangible assets of the Company and the guarantors (subject to certain exceptions and limitations). The Company also issued a secured bond on August 7, 2014 (the “Debenture”), to create a fixed charge on its goodwill and a floating charge on all of its assets, other than certain Excluded Assets (as defined in the Debenture) to guarantee payment of the Obligations (as defined in the Credit Agreement).

(d)	Covenants and Events of Default

The Credit Agreement requires the Company and its subsidiaries on a consolidated basis to maintain compliance with a minimum liquidity amount (as defined) of $40 million tested as of the last day of each month, and places certain restrictions on the ability of the Company, the Company or certain of the Company’s subsidiaries to, among other things, incur debt and liens; merge, consolidate or liquidate; make investments; dispose of assets; enter into sale and leaseback transactions; pay dividends and make other restricted payments; undertake transactions with affiliates; enter into restrictive agreements on their ability to grant liens, make dividends and other distributions; amend material documents, change fiscal periods; and designate unrestricted subsidiaries. As of December 31, 2014, the Company was in compliance with all covenants in the Credit Agreement.

The Credit Agreement contains customary events of default, such as payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, material judgments, invalidity of loan documents, certain liens and guarantees and change in control.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT

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

Severance pay expenses were $1,257,000, $1,748,000 and $2,663,000 in the years ended December 31, 2014, 2013 and 2012, respectively. Defined contribution plan expenses were $5,030,000, $3,747,000 and $3,572,000 in the years ended December 31, 2014, 2013 and 2012, respectively. The Company expects contribution plan expenses in 2015 to total approximately $5,400,000.

Upon reaching normal retirement age, the Company’s employees are entitled to amounts based on the number of service years that will have accumulated upon their retirement dates and their last salary rates. The Company accrues for such payments regularly and does not expect to record additional expenses when paying such amounts to employees who reach normal retirement age.

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Lease commitments

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. At December 31, 2014, the lease agreements for these premises expire on various dates between 2015 and 2023.

Minimum lease commitments of the Company and its subsidiaries under operating leases, at rates in effect on December 31, 2014, were as follows:

$ in thousands
Year ending December 31:
2015	8,386
2016	5,710
2017	4,189
2018	3,665
2019	3,486
2020 - 2023	7,936

33,372

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

The rental payments for the premises in Israel, which constitute approximately half of the above amounts, are payable in New Israeli sheqels (“NIS”) linked to the Israeli consumer price index (the “Israeli CPI”).

Rental expenses totaled $7,916,000, $7,878,000 and $7,410,000 in the years ended December 31, 2014, 2013 and 2012, respectively.

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

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea (the “Seoul Court”) against the Korean subsidiary of the Company and six employees thereof. These charges, as amended in September 2013, related to the alleged acquisition and misuse of confidential information of certain of the Company’s significant customers in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology (the “ITA”), the Korean Unfair Competition Prevention and Trade Secret Protection Act and the Criminal Code of Korea (the “CC”). The charges included (1) the unlawful acquisition of certain industrial trade secrets related to the production of active matrix OLED panels of Samsung Mobile Display Co., Ltd. and LG Display Co. Ltd., customers of the Company’s Korean subsidiary (the “Customer Technology”), (2) unlawful use of the Customer Technology by preparing certain presentation materials, (3) unlawful divulgence of the Customer Technology to other employees of the Company inside and outside of Korea, (4) breach of trust in office by acquiring and divulging the Customer Technology without the customer’s permission for financial gain, and (5) the Korean subsidiary’s vicarious liability for the conduct of its employees. In December 2013, the Company’s Korean subsidiary and five of its Korean employees were acquitted by the above court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the court. The prosecutor appealed the court’s decision with respect to all the defendants on the grounds that the court’s decision contained errors of fact, errors of law and an unjust sentence. The employee of the Company’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine also appealed the court’s decision issued in respect of him. In December 2014, the appellate panel of the Seoul Court denied all appeals and re-affirmed the trial court’s decision. Following

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

this decision, a notice of appeal was filed by the prosecutor with respect to all aspects of the decision and with respect to all defendants. The Company’s Korean subsidiary and its employees did not appeal the appellate panel’s decision.

The Company recorded expenses (income) of $0.5, ($1.6) and $4.0 million, which is net of $1.7 million, $4.9 million and $1.6 million insurance reimbursement, in the years ended December 31, 2014, 2013 and 2012, respectively, in connection with the ongoing Korean litigation, which are recorded in selling, general and administrative expenses, and expects to continue to incur fees and expenses associated therewith. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. The Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to this proceeding, and the timing and amount of costs associated with the existing and any future matters. However, the ITA and the Criminal Code CC provide that fines of up to 1.50 billion Korean Won (approximately U.S. $1.36 million at the exchange rate of Korean Won 1099 = U.S. $1.00 in effect on December 31, 2014) may be levied on employers based on vicarious liability for convicted employees. These amounts may be paid by the Company under certain circumstances. The Company’s judgment, based on information and assessments provided by its legal advisors, is that since the appeal case is still in its beginning stage, it has not recorded any liability in respect of this matter because the Company is unable to estimate the outcome of this matter. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model.

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

c.	Restrictions on the Company’s assets

See Notes 7(c) and 1(d).

NOTE 10 - SHAREHOLDERS’ EQUITY:

a.	Outstanding shares; trading market

At December 31, 2014, a total of 41,852,928 Ordinary Shares were outstanding. This does not include a total of 5,410,773 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by the Company or its subsidiaries, of which: (a) 1,993,918 were owned by Orbotech as dormant shares under Israeli law and, for so long as they are owned by Orbotech, confer no rights and, accordingly, are neither eligible to participate in nor receive any future dividends which may be paid to shareholders of the Company nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 3,416,855 were owned by one or more subsidiaries of Orbotech and, for so long as they are owned by a subsidiary of Orbotech, confer

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company.

On February 27, 2014, the Board of Directors approved, and the Company publicly announced, the allocation of $30 million for the repurchase of Ordinary Shares. This repurchase program terminated on August 5, 2014, as of which date a total of 971,086 Ordinary Shares had been repurchased under the program for approximately $14.6 million, at an average purchase price of $15.01 per share.

The Ordinary Shares are traded in the United States on the Nasdaq Global Select Market under the symbol ORBK.

b.	Equity remuneration plans:

(i)	Description of plans

The Company, through its board of directors (the “Board”) and, subject to Israeli company law, the remuneration committee of the Board (the “Remuneration Committee”), currently administers the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”) and the 2010 Equity-Based Incentive Plan (the “2010 Plan”), both of which were adopted with Orbotech shareholder approval; and, as at December 31, 2014, two equity remuneration plans which were adopted or assumed by PDI prior to its acquisition by the Company on October 2, 2008 (the “PDI Closing Date”), and were assumed by the Company in connection with that acquisition. These plans are discussed in further detail below.

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

At December 31, 2014, under the 2000 Plan, options to purchase a total of 2,694,428 Ordinary Shares (of which 1,521,579 had vested) remained outstanding, a total of 274,607 restricted shares that had been granted (of which 272,999 had vested) remained beneficially held by the grantees, and 45,679 Ordinary Shares remained available for future equity awards.

(B)	The 2010 Plan

On July 15, 2010, the Board adopted, and the Company’s shareholders subsequently approved, the 2010 Plan. The 2010 Plan is intended to assist the Company in attracting,

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

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

At December 31, 2014, under the 2010 Plan: (i) 328,493 non-performance-based RSUs and 112,062 performance-based RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 143,437 Ordinary Shares remained available for future equity awards.

(C)	PDI equity remuneration plans

On the PDI Closing Date, the Company assumed all of the equity remuneration plans which had previously been adopted or assumed by PDI and under which equity awards were outstanding immediately prior to the PDI Closing Date (collectively, the “PDI Equity Remuneration Plans”).

At December 31, 2014, under the PDI Equity Remuneration Plans collectively, options to purchase a total of 18,040 Ordinary Shares (all of which had vested) remained outstanding.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

(iv)	Equity awards data:

(A)	Overview

At December 31, 2014, under all of the Company’s equity remuneration plans (including the PDI Equity Remuneration Plans), equity awards (comprised of options to purchase Ordinary Shares, restricted shares and RSUs) with respect to a total of 3,427,630 Ordinary Shares were outstanding (of which 1,812,618 had vested) and 189,116 Ordinary Shares remained available for future equity awards.

The compensation cost charged against income for the Company’s equity remuneration plans during the years ended December 31, 2014, 2013 and 2012 was $3.1 million, $3.0 million and $2.9 million, respectively, without any reduction in income taxes.

(B)	Valuation assumptions

The fair value of each option granted is estimated using the Black-Scholes option-pricing model. Expected volatilities are based on historical volatility of the Company’s Ordinary Shares. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding based on historical behavior of grantees. The risk-free interest rate for periods within the contractual life of the option is based on the United States Treasury yield curve in effect at the time of grant. Dividend yield has been assumed to be zero.

The fair value of each restricted share or RSU awarded is determined based on the market price of the Ordinary Shares on the date of grant.

(C)	Employee equity awards:

1.	Options

	Year ended December 31, 2014
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	3,423,566	10.36
Changes during the year:
Granted (1)	390,871	15.55
Exercised	(887,829)	9.32
Forfeited or expired	(269,220)	18.79

Outstanding at end of year	2,657,388	10.62	3.79	11,500

Exercisable at end of year	1,503,242	9.50	2.24	8,061

(1)	Including options to purchase a total of 32,947 Ordinary Shares awarded to directors of the Company, at an exercise price of $15.61 per share.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

The aggregate intrinsic value represents the total pretax capital gain that would have been received by the holders of all ‘in-the-money’ options had they exercised all such options and sold the underlying shares at the closing price of the Ordinary Shares on December 31, 2014 (which was $14.80).

The weighted average grant date fair value of employee options granted during the years ended December 31, 2014, 2013 and 2012 was $4.38, $3.67 and $3.15, respectively. The total intrinsic value of employee options exercised during the years ended December 31, 2014, 2013 and 2012 was $4.8 million, $2.4 million and $0.8 million, respectively.

2.	Restricted shares

	Year ended December 31, 2014
	Number	Weighted average grant date fair value ($)
Non-vested at beginning of year	3,226	11.49
Changes during the year:
Awarded (1)	1,608	15.61
Vested	(3,226)	11.49
Forfeited	0

Non-vested at end of year	1,608	15.61

(1)	To one director of the Company.

The weighted average grant date fair value of employee restricted shares awarded during the years ended December 31, 2013 and 2012 was $12.11 and $9.40, respectively.

The total fair value of employee restricted shares vested during the years ended December 31, 2014, 2013 and 2012 was $0.05 million, $0.1 million and $0.6 million, respectively.

3.	RSUs

	Year ended December 31, 2014
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	472,143	10.11
Changes during the year:
Awarded	168,876	15.56
Vested	(160,345)	9.50
Forfeited	(46,620)	9.84

Outstanding at end of year	434,054	12.49

The weighted average grant date fair value of employee RSUs awarded during the years ended December 31, 2013 and 2012 was $11.95 and $8.61, respectively.

The total intrinsic value of employee RSUs vested during the years ended December 31, 2014, 2013 and 2012 was $2.4 million, $1.0 million and $1.5 million, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

4.	Black-Scholes data

In calculating the fair value of options granted to employees under share-based remuneration arrangements during the years ended December 31, 2014, 2013 and 2012, the Company used the following assumptions: dividend yield of 0% and expected life of 4.5 years in each year; expected volatility of: 2014 - 30.7%, 2013 - 34.2% and 2012 - 42.6%; and risk-free interest rate of 1.5% for the three years ended December 31, 2014.

5.	Unrecognized compensation expense

At December 31, 2014, there was $2.6 million of total unrecognized compensation cost related to non-vested employee options, $3.7 million of total unrecognized compensation cost related to non-vested employee RSUs and non-vested employee restricted shares, granted under the Company’s equity remuneration plans. That cost is generally expected to be recognized over a period of four years.

(D)	Non-employee equity awards:

1.	Options

	Year ended December 31, 2014
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	64,475	12.00
Changes during year:
Granted	6,705	15.57
Exercised	(7,075)	11.31
Forfeited or expired	(9,025)	20.17

Outstanding at end of year	55,080	11.18	3.42	205

Exercisable at end of year	36,377	10.61	2.38	153

The weighted average grant date fair value of non-employee options granted during the years ended December 31, 2014, 2013 and 2012 was $5.91, $6.25 and $3.54, respectively. The total intrinsic value of non-employee options exercised during the years ended December 31, 2014, 2013 and 2012 was $29,300, $50,800 and $27,300, respectively.

2.	Restricted shares

No restricted shares were awarded to non-employees during the years ended December 31, 2014, 2013 and 2012. No restricted shares held by non-employees vested during the years ended December 31, 2014 or 2013.

The total fair value of non-employee restricted shares vested during the year ended December 31, 2012 was $4,000.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SHAREHOLDERS’ EQUITY (continued):

3.	RSUs

	Year ended December 31, 2014
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	7,433	9.89
Changes during year:
Awarded	1,985	15.57
Vested	(2,917)	9.27
Forfeited	0

Outstanding at end of year	6,501	11.94

The weighted average grant date fair value of non-employee RSUs awarded during the years ended December 31, 2013 and 2012 was $11.93 and $8.49, respectively.

1,834 and 1,000 non-employee RSUs vested during the years ended December 31, 2013 and 2012, respectively.

4.	Black-Scholes data

In calculating the fair value of options granted to non-employees under share-based remuneration arrangements during 2014, 2013 and 2012, the Company used the following assumptions: dividend yield of 0% and expected life of 7 years in each year; expected volatility of: 2014 - 37.7%, 2013 - 38.7% and 2012 - 38.1%; and risk-free interest rate of 1.5% for the three years ended December 31, 2014.

5.	Unrecognized compensation expense

At December 31, 2014, there was $0.1 million of total unrecognized compensation cost related to non-vested non-employee options and non-employee restricted shares.

c.	Dividends

The distribution of cash dividends out of all the retained earnings of the Company (approximately $304 million as of December 31, 2014) would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax.

In the event that cash dividends are declared by the Company, such dividends could be declared and paid in Israeli currency.

NOTE 11 - TAXES ON INCOME:

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

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

Income derived from approved and benefited enterprises is tax exempt for a period of two years out of the ten-year period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining eight years of benefits is taxable at the rate of 15%-25%. The period of benefits relating to the ‘benefited enterprises’ expires in phases through 2022.

The tax benefits in respect of part of the production facilities of the Company have expired.

In the event of distribution of cash dividends from income which was tax exempt as above, the Company would have to pay the 15%-25% tax in respect of the amount distributed.

The entitlement to the above benefits is conditional upon the Company and its Israeli subsidiaries fulfilling the conditions stipulated by the Investment Law and regulations published there under.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

c.	Other applicable tax rates:

(i)	Income from other sources in Israel

Income not eligible for benefits under the Investment Law mentioned in a. above is taxed at the corporate tax rate of 25% in 2012 and 2013 and 26.5% in 2014 and thereafter.

(ii)	Income of non-Israeli subsidiaries

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence. Certain subsidiaries operate in several jurisdictions outside Israel, some of which benefit from tax incentives such as reduced tax rates, investment tax credits and accelerated deductions. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be liable to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The Company’s management has determined not to distribute any amounts of its undistributed income as a dividend if such distribution would result in a tax liability. The Company intends to reinvest the amount of such profits; accordingly, no deferred income taxes have been provided for.

d.	Carryforward tax losses

Carryforward tax losses totaled approximately $197 million at December 31, 2014, of which $71.4 million have no expiration date. As of December 31, 2014, a U.S. subsidiary had a federal net operating tax loss carryforward of approximately $118 million, which is included in the above $197 million amount of the carryforward tax losses. The federal operating losses carryforward can be offset against taxable income for 15-20 years and expires from 2017-2027. The Company believes that, as a result of having undergone an ownership change within the meaning of Section 382 of the Internal Revenue Code, its ability to use its net operating loss carryforwards and other tax attributes to offset future U.S. taxable income, and thereby reduce its tax liability, is limited.

As of December 31, 2014 and 2013, valuation allowance in the amount of approximately $43 million and $43.9 million, respectively, has been recorded in respect of deferred tax assets relating to these losses.

Carryforward capital losses for tax purposes totaled approximately $19.3 million at December 31, 2014. Such losses have no expiration date.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

e.	Deferred income taxes

Provided in respect of the following:

	December 31
	2014	2013
	$ in thousands
Provision for vacation pay	801	682
Accrued severance pay	2,860	3,365
Carryforward tax losses	57,426	63,276
Research and development costs	5,280	5,438
Taxes on undistributed income of Israeli subsidiary	(2,148)	(2,406)
Intangible assets	(19,135)	(4,160)
Other	1,705	2,851

	46,789	69,046
Less - valuation allowance*	45,694	48,228

	1,095	20,818

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2014	2013	2012
	$ in thousands
Balance at beginning of year	48,228	51,595	26,068
Additions (reductions) during the year	(2,534)	(3,367)	25,527

Balance at end of year	45,694	48,228	51,595

Deferred taxes are included in the balance sheets as follows:

	December 31
	2014	2013
	$ in thousands
Assets:
Current deferred income taxes	8,213	8,094
Non-current deferred income taxes	13,067	15,130

	21,280	23,224

Liability-
Non-current deferred income taxes	20,185	2,406

	1,095	20,818

Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

The deferred taxes are computed for the Company and its Israeli subsidiaries at tax rates ranging from 12% to 26.5%. For non-Israeli subsidiaries, the deferred taxes are computed at applicable tax rates, ranging from 12% to 38%.

As stated in a. above, part of the Company’s income is tax-exempt due to the approved enterprise status granted to most of the Company’s production facilities. The Company has decided to permanently reinvest the amount of the tax-exempt income and not to distribute such income as cash dividends. Accordingly, no deferred income taxes have been provided in respect of such tax-exempt income.

The amount of tax that would have been payable had such exempt income earned through December 31, 2014 been distributed as dividends is approximately $29 million.

f.	Taxes on income included in the statements of operations

As follows:

	Year ended December 31
	2014	2013	2012
	$ in thousands
Current:
Israeli	(665)	(78)	578
Non-Israeli	4,652	8,563	5,318

	3,987	8,485	5,896

Deferred:
Israeli	954	255	(4,985)
Non-Israeli	(1,522)	(1,813)	(455)

	(568)	(1,558)	(5,440)

Total income taxes expense	3,419	6,927	456

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax expense:

	Year ended December 31
	2014	2013	2012
	$ in thousands
Income (loss) from continuing operations before taxes on income*	39,100	46,340	(45,916)

Theoretical tax expense (benefit) on the above amount	10,362	11,585	(11,479)
Different tax rates arising from approved enterprises	1,278	(1,365)	(2,495)

	11,640	10,220	(13,974)
Increase (decrease) in taxes resulting from:
Different tax rates applicable to non-Israeli subsidiaries	(5,784)	(199)	(9,141)
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes - net	228	(443)	(173)
Deferred taxes on losses for which valuation allowance was provided			(1,529)
Other	(131)	716	(254)
Net change in valuation allowance	(2,534)	(3,367)	25,527

Actual tax expense	3,419	6,927	456

*As follows:
Taxable in Israel	(7,746)	4,390	(3,885)
Taxable outside Israel	46,846	41,950	(42,031)

	39,100	46,340	(45,916)

g.	Tax assessments

The Company files income tax returns in multiple jurisdictions having varying statutes of limitations. For the various tax years through 2008, the Company and most of its subsidiaries have either received final tax assessments or the applicable statute of limitations rules have become effective. Open tax years in the following major jurisdictions are: Israel - 2011 and onwards; Hong Kong - 2007 and onwards; United States and Japan - 2009 and onwards; United Kindom - 2011 and onwards.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

h.	Uncertain tax positions

Following is a roll-forward of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ending on December 31, 2014, 2013 and 2012 (not including interest or penalties):

	Year ended December 31
	2014	2013	2012
	$ in thousands
Balance at beginning of year	19,633	19,016	18,301
Increases in unrecognized tax benefits as a result of tax positions taken during the year	1,412	2,376	1,821
Increase (decrease) in unrecognized tax benefits as a result of tax positions taken during a prior year		(869)	(121)
Decreases in unrecognized tax benefits as a result of statute of limitations expirations and tax audits	(2,358)	(890)	(985)

Balance at end of year	*18,687	*19,633	*19,016

*	Of which $5,275,000 at December 31, 2014, $3,274,000 at December 31, 2013 and $3,348,000 at December 31, 2012 are classified as short term liabilities.

As of December 31, 2014, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

In the years ended December 31, 2014, 2013 and 2012, the Company recorded net interest and penalties expenses for uncertain tax positions in the amounts of $(0.1) million, $(0.9) million and $0.2 million respectively, included in income tax expense in the statements of operations. As of December 31, 2014 and 2013, the amounts of interest and penalties accrued on the balance sheet related to unrecognized tax benefits were approximately $1.1 million and $0.9 million, respectively, which is included within income tax accruals, on the balance sheets.

i.	Adoption of new accounting standard

The Company adopted Accounting Standards Update (“ASU”) 2013-11 on January 1, 2014. As a result, the Company changed the presentation of certain unrecognized tax benefits, where the Company has net operating loss carryforwards, similar tax losses, and/or a tax credit carryforwards that are available, under the tax law of the applicable jurisdiction, to offset any additional income taxes that would result from the settlement of the tax position. Those unrecognized tax benefits are now presented as a reduction of the deferred tax assets for such net operating loss/tax credit carryforwards. Accordingly, the Company reduced its reserve for uncertain tax positions and deferred tax assets by $1.2 million as of December 31, 2014 in accordance with ASU 2013-11.

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

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

As stated in Note 1s, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2014 were as follows:

$ in millions
Forward exchange and options for conversion of:
Euros into Dollars	18.6

Japanese Yen into Dollars	34.2

Dollars into NIS	43.1

Korean Won into Dollars	25.1

Chinese Yuan into Dollars	13.1

Taiwan Dollars into Dollars	27.7

Dollars into British Pounds	39.9

The terms of all of these currency derivatives are less than one year.

The following table summarizes activity in accumulated other comprehensive income (loss) related to derivatives classified as foreign currency cash flow hedges held by the Company during the reported years:

	Year ended December 31
	2014	2013	2012
	$ in thousands
Balance at beginning of year	409	628	(600)
Unrealized gains (losses) from derivatives	(2,364)	2,050	636
Reclassifications into earnings from other comprehensive income (loss):
included in revenues	(1,917)	(809)	(888)
included in various statements of operations items	1,667	(1,519)	1,634
Tax effect	277	59	(154)

Balance at end of year	(1,928)	409	628

c.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually close or identical to their carrying amounts. The fair value of non-current other receivables and long-term liabilities, including long term loans, also approximates the carrying amounts, since they bear interest at rates close to prevailing market rates.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2014 and 2013, consistent with the fair value hierarchy provisions of the applicable accounting rules:

	Level 1	Level 2	Total
December 31, 2014:
Assets:
Marketable securities	5,890		5,890

Derivative assets not designated as hedging instruments		1,665	1,665

Liabilities -
Derivative liabilities designated as hedging instruments		1,891	1,891

Derivative liabilities not designated as hedging instruments		218	218

December 31, 2013:
Assets:
Derivative assets designated as hedging instruments		361	361

Derivative assets not designated as hedging instruments		958	958

Liabilities -
Derivative liabilities not designated as hedging instrument		131	131

1.	Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

2.	Level 2 - Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly. Derivaties, as described in b. above, are of value primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies and the Company therefore has the ability to perform an independent verification to validate the quotation obtained.

3.	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. These estimated fair values are subject to uncertainties that are difficult to predict.

NOTE 13 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

Substantially all of the Company’s cash and cash equivalents bear interest. The annual interest rates as of December 31, 2014 ranged up to 1.27%.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

b.	Marketable securities

The amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

Available-for-sale securities:

	December 31, 2014
	Amortized cost	Aggregate fair value	Unrealized Gains	Unrealized losses
	$ in thousands
Government and corporate bonds:
Classified as long term*	5,942	5,890	2	(54)

	5,942	5,890	2	(54)

Held- to- maturity bonds:

	December 31, 2013
	Amortized cost	Aggregate fair value	Unrealized Gains (1)	Unrealized losses
	$ in thousands
Government and corporate bonds:
Classified as short term	5,265	5,279	27	(13)
Classified as long term*	13,106	12,949	24	(181)

	18,371	18,228	51	(194)

*	Mature in less than 5 years

c.	Accounts receivable:

(i)	Trade accounts receivable are presented net of an allowance for doubtful accounts, the balance and the changes in the allowance are comprised as follows:

	Year ended December 31
	2014	2013	2012
	$ in thousands
Balance at beginning of year	3,874	4,565	4,330
Increase (decrease) during the year	485	(93)	1,849
Bad debt written off	(927)	(598)	(1,614)

Balance at end of year	3,432	3,874	4,565

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

	December 31
	2014	2013
	$ in thousands
(ii) Other:
Employees	1,014	1,360
Prepaid expenses	21,088	14,122
Deposits in respect of rent and other	3,488	3,221
Government departments and agencies (mainly value added tax refundable)	8,522	5,591
Advance payments to suppliers	2,311	5,299
Derivative assets	1,665	1,319
Sundry	988	634

	39,076	31,546

d.	Accounts payable and accruals – other

	December 31
	2014	2013
	$ in thousands
Employees and employee institutions	28,932	23,812
Government departments and agencies	11,610	9,903
Derivative liabilities	2,109	131
Accrued expenses	33,511	18,942
Sundry	5,585	2,694

	81,747	55,482

e.	Deferred income

	December 31
	2014	2013
	$ in thousands
Deferred income relating to warranty and installations commitments(*)	25,916	21,408
Deferred income	12,092	3,446

	38,008	24,854

*	The changes in deferred revenues relating to warranty and installation commitments:

	Year ended December 31
	2014	2013
	$ in thousands
Balance at beginning of year	21,408	15,588
Revenue recognized during the year	(25,661)	(21,173)
Deferred revenues acquired	7,392
Deferred revenue relating to new sales	22,777	26,993

Balance at end of year	25,916	21,408

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

f.	Accumulated other comprehensive income (loss)

	December 31
	2014	2013	2012
	$ in thousands
Accumulated gain (loss) in respect of derivative instruments designated for cash flows hedge, net of tax	(1,928)	409	628
Accumulated realized and unrealized loss on available for sale securities, net	(52)

	(1,980)	409	628

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA:

a.	Segment and geographical information:

(i)	Reportable segments:

The Company’s three reportable segments are: Production Solutions for the Electronics Industry, Solar Energy and Recognition Software. As defined under the accounting literature, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company.

The Company’s material operating segments qualify for aggregation due to their similarities of their long-term economic characteristics, nature of products and services, and processes for procurement, manufacturing and distribution.

The Production Solutions for the Electronics Industry comprises the design, development, manufacture, marketing and servicing of cutting-edge solutions designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. The Company’s products in this segment include capital equipment for inspection, repair, imaging, testing, etch, deposition and thermal processing for manufacturers of printed circuit boards (“PCB”s), flat panel displays (“FPD”s) and semiconductors devices (“SD”s).

The Solar Energy includes the design, development, manufacture and marketing of solar photovoltaic energy systems that produce electricity directly from sunlight.

The Recognition Software includes the development and marketing of check processing and healthcare revenue cycle management solutions to banks, financial and other payment processing institutions.

The measurement of revenues and assets of the reportable segments is based on the same accounting principles applied in these financial statements.

Segment income or loss reflects the income or loss from continuing operations of the segment and does not include financial expenses net equity losses or taxes on income since those items are not allocated to the segments. Segment assets do not include deferred tax assets and deferred issuance expenses or equity method investee balances (excluding investment in Frontline).

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

1.	Financial data relating to reportable segments:

	Production solutions for the electronics industry	Solar energy	Recognition software	Total
	$ in thousands
Year ended December 31, 2014:
Revenues from unaffiliated customers:
Sales of products	385,341	11,162	7,460	403,963
Services rendered	172,297	719	5,767	178,783

Total revenues	557,638	11,881	13,227	582,746

Operating income (loss)	*47,507	(428)	1,067	48,146

Assets (at end of year)	985,690	3,699	12,482	1,001,871

Expenditures for segment assets	12,330		170	12,500

Depreciation and amortization	30,162		171	30,333

Year ended December 31, 2013:
Revenues from unaffiliated customers:
Sales of products	286,506		7,521	294,027
Services rendered	140,280		5,688	145,968

Total revenues	426,786		13,209	439,995

Operating income (loss)	*50,954	(5,022)	1,599	47,531

Assets (at end of year)	579,569	3,492	26,599	609,660

Expenditures for segment assets	12,928		50	12,978

Depreciation and amortization	12,953	136	172	13,261

Year ended December 31, 2012:
Revenues from unaffiliated customers:
Sales of products	230,822		8,098	238,920
Services rendered	141,884		6,204	148,088

Total revenues	372,706		14,302	387,008

Operating income (loss)	*(39,494)	(5,117)	3,815	(40,796)

Assets (at end of year)	604,931	1,995	24,428	631,354

Expenditures for segment assets	9,425		59	9,484

Depreciation and amortization	17,545	179	195	17,919

Impairment of intangible assets	30,142			30,142

*	Including share in net income of Frontline

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

2.	Following is a reconciliation of the operating income of the reportable segments to the data included in the statements of operations:

	Year ended December 31
	2014	2013	2012
	$ in thousands
Operating income:
Total operating income of reportable segments	48,146	47,531	(40,796)

Financial expenses, net	9,046	1,191	5,120

Income (loss) before taxes on income	39,100	46,340	(45,916)

3.	Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated balance sheets:

	Year ended December 31
	2014	2013	2012
	$ in thousands
Total assets of reportable segments at end of year	1,001,871	609,660	631,354
Assets not allocated to segments	32,101	26,922	22,652

Consolidated assets at end of year	1,033,972	636,582	654,006

(ii)	Geographical information:

	Year ended December 31
	2014	2013	2012
	$ in thousands
Revenues - classified by geographical area (based on the location of customers):
China	202,836	177,304	117,903
Taiwan	98,405	74,807	74,758
North America	87,900	43,042	41,569
Korea	55,607	72,333	62,954
Europe	54,004	18,605	18,477
Japan	44,840	33,676	43,877
Other (*)	39,154	20,228	27,470

Total revenues	582,746	439,995	387,008

(*)	mainly in the Far East.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

(iii)	Revenues by major product lines are as follows:

	Year ended December 31
	2014	2013	2012
	$ in thousands
Inspection	171,300	149,134	145,329
Direct Imaging	152,607	167,522	138,843
Test and Repair	82,034	77,335	55,664
PVD/CVD	78,529
Others	98,276	46,004	47,172

Total revenues	582,746	439,995	387,008

(iv)	Revenues by major operating segments are as follows:

	Year ended December 31
	2014	2013	2012
	$ in thousands
PCB	286,225	295,228	275,494
FPD	160,759	131,558	97,212
SD	110,654
Others	25,108	13,209	14,302

Total revenues	582,746	439,995	387,008

(v)	Property plant and equipment net of accumulated depreciation and amortization by geographical location:

	December 31
	2014	2013	2012
	$ in thousands
United Kingdom	23,058
Israel	13,707	11,018	11,187
United States	4,865	3,354	1,891
Italy	4,470	4,578	4,621
Germany	5,770	5,455	4,621
Rest of the world	3,710	3,310	2,239

Total	55,580	27,715	24,559

b.	Major customers

No customer accounted for more than 10% of the Company’s total revenues during the years ended December 31, 2014, 2013 and 2012.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

c.	Cost of revenues:

	Year ended December 31
	2014	2013	2012*
	$ in thousands

1) Cost of products sold:
Materials and subcontractors	185,431	125,043	103,417
Labor costs	26,006	20,753	15,700
Overhead and other expenses	12,544	10,906	10,484

	223,981	156,702	129,601

2) Cost of services rendered:
Materials consumed	51,167	44,088	45,704
Labor costs	37,135	34,117	35,954
Overhead and other expenses	17,270	13,548	22,188

	105,572	91,753	103,846

*	Excludes write-down of inventories and non-cancelable commitments in the amount of $14,255,000 in the year ended December 31, 2012.

d.	Selling, general and administrative expenses

	Year ended December 31
	2014	2013	2012
	$ in thousands
Comprised as follows:
Selling	45,044	35,746	43,542
General and administrative	51,125	40,202	29,509

	96,169	75,948	73,051

e.	Restructuring costs

Year ended December 31, 2012
$ in thousands
The primary components of the restructuring costs:
Costs relating to workforce reduction	3,885
Other costs - mainly fixed assets impairment	1,178

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

f.	Financial expenses - net

	Year ended December 31
	2014	2013	2012
	$ in thousands
Income:
Interest:
In respect of bank deposits and marketable securities	1,074	1,465	3,042
Other		39	58

	1,074	1,504	3,100

Expenses:
Interest:
Bank loan		1,227	3,411
Term loans	7,184
Costs relating to factoring of letters of credits and promissory notes	227	71	122
Net loss from sale of marketable securities	339
Marketable securities and bonds premium/discount amortization	316	554	588
Foreign currency translation adjustments			860
Non-Dollar transaction losses - net	1,159	168	2,545
Bank charges and other	895	675	694

	10,120	2,695	8,220

	(9,046)	(1,191)	(5,120)

g.	Earnings (loss) per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings (loss) per share:

	Year ended December 31
	2014	2013	2012
	In thousands
Weighted average number of shares issued and outstanding (net of treasury shares) - used in computation of basic earnings (loss) per share	41,703	42,571	43,501
Add - incremental shares from assumed exercise of options	1,054	682

Weighted average number of shares used in computation of diluted earnings (loss) per share	42,757	43,253	43,501

Diluted earnings per share for the years ended December 31, 2014 and 2013 do not reflect ‘out-of-the-money’ options to purchase respective aggregate amounts of 427,628 and 1,249,444 Ordinary Shares, respectively, due to their anti-dilutive effect. Diluted earnings per share for the year ended December 31, 2012 do not reflect ‘in-the-money’ options to purchase an aggregate amount of 570,084 Ordinary shares, due to their anti-dilutive effect.