Form 20-F
period 2016-12-31
ORBOTECH LTD
filed 2017-02-24
CIK 749037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

As of December 31, 2016, the Registrant had outstanding 47,808,453 Ordinary Shares1, NIS 0.14 Nominal (par) Value each.

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

[1]	Does not include a total of 4,541,023 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of the Registrant or were available for grant pursuant to such plans, of which: 808,130 were subject to outstanding share options (492,623 of which had vested); 900,441 were subject to outstanding and unvested restricted share units; and 2,832,452 remained available for future equity awards pursuant to such plans, all as of December 31, 2016, comprised of:

(a)	797,737 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), all of which were subject to outstanding options (492,623 of which had vested);

(b)	258,411 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:
(i)	140,988 were subject to outstanding and unvested restricted share units; and
(ii)	117,423 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	3,484,875 Ordinary Shares issuable pursuant to equity awards under the 2015 Equity-Based Incentive Plan (the “2015 Plan”), of which:
(i)	10,393 were subject to outstanding options (none of which had vested);
(ii)	759,453 were subject to outstanding and unvested restricted share units; and
(iii)	2,715,029 remained available for future equity awards pursuant to the 2015 Plan.

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

Introduction

This Annual Report on Form 20-F (this “Annual Report”) relates to the Ordinary Shares New Israeli Shekels (“NIS”) 0.14 nominal (par) value each (“Ordinary Shares”) of Orbotech Ltd. (the “Company”, the “Registrant” or “Orbotech”). In this Annual Report, references to: (i) Orbotech Ltd. are intended to be to Orbotech Ltd. and not to any of its subsidiaries or to the Frontline P.C.B. Solutions Limited Partnership (“Frontline”); and (ii) the Company, the Registrant or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated entities, which, prior to August 7, 2014, did not include SPTS Technologies Group Limited and its consolidated subsidiaries (“SPTS”). The results of the SPTS business (now referred to as the Company’s semiconductor device (“SD”) business) are included in Orbotech’s results as of and from August 7, 2014 (the “SPTS Closing Date”). Accordingly, Orbotech’s results for the years ended December 31, 2016, 2015 and 2014 are not comparable. See Item 3 - Key Information - Risk Factor (d).

Orbotech is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. The Company provides cutting-edge solutions for use in the manufacture of printed circuit boards (“PCB”s), flat panel displays (“FPD”s) and SDs, designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes.

The Company’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’.

The products designed, developed, manufactured, marketed and serviced by the Company include: direct imaging (“DI”), automated optical inspection (“AOI”), automated optical shaping (“AOS”) (previously known as automated optical repair or ‘AOR’), via formation (“VF”) laser drilling tools, digital inkjet printing and other production systems used in the manufacture of PCBs; AOI, test, repair and process monitoring systems used in the manufacture of FPDs; and etch, physical vapor deposition (“PVD”) and chemical vapor deposition (“CVD”) equipment for use in the manufacture of SDs, such as micro-electro-mechanical systems (“MEMS”), advanced semiconductor packaging (“Advanced Packaging”), power and radio frequency (“RF”) devices and high brightness light emitting diode (“HBLED”) devices.

The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production, which are designed and developed by Frontline. In addition, through its subsidiary Orbotech LT Solar, LLC (“OLTS”), the Company is engaged in the research, development and marketing of products for the deposition of thin film coating of various materials on crystalline silicon photovoltaic wafers for solar energy panels through plasma-enhanced chemical vapor deposition (“PECVD”); and, through its subsidiary Orbograph Ltd. (“Orbograph”), in the development and marketing of character recognition solutions to banks, financial and other payment processing institutions and healthcare providers.

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

Cautionary Statement Regarding Forward-Looking Information

This Annual Report contains certain forward-looking statements and information with respect to, among other things, the business, the industries in which the Company operates, the financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’ or ‘anticipates’, the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements appearing in Item 3 - Key Information - Risk Factors; Item 4 - Information on the Company; and Item 5 - Operating and Financial Review and Prospects regarding trends in the electronics, recognition software, solar energy and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2017 and beyond. Such statements are derived from beliefs and assumptions of the Company’s management based, in part, upon information available to the Company as of the date of this Annual Report. They reflect the views of the Company as of the date of this Annual Report with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors that may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the United Kingdom’s prospective withdrawal from the European Union (known as “Brexit”) and administration change in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the ongoing audit in Israel (the amount of taxable income is subject to ongoing audit by the Israel tax authority and such audits often result in proposed assessments and any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex; however, the Company believes that it has provided adequately for any reasonably foreseeable outcomes related to the tax audit, but future results may include favorable or unfavorable material adjustments to estimated tax liabilities in the periods when the assessments are made or resolved or the audit is closed), the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the timing, final outcome and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter (as defined below) brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter and the other matters discussed under Item 3 - Key Information - Risk Factors.

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

3.A Selected Financial Data

The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2016, 2015 and 2014, and the consolidated balance sheet data as of December 31, 2016 and 2015, have been derived from the audited Financial Statements listed in Item 18 (the “Financial Statements”), which have been prepared in accordance with generally accepted accounting principles (“GAAP” and, as applied in the United States, “U.S. GAAP”). The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2013 and 2012, and the consolidated balance sheet data as of December 31, 2014, 2013 and 2012, have been derived from audited consolidated financial statements not included herein and have also been prepared in accordance with U.S. GAAP. The consolidated statements of operations data with respect to the year ended December 31, 2012, and the consolidated balance sheet data as of December 31, 2012 have been adjusted for the accounting of the Company’s interest in Frontline using the equity method. The selected consolidated financial data set forth in this Item 3.A should be read in conjunction with Item 3 - Key Information - Risk Factors and Item 5 - Operating and Financial Review and Prospects and the Financial Statements.

Statement of Operations Data:

(in thousands except per share data and footnotes)

	Year Ended December 31,
	2016	2015	2014 (1)	2013	2012
Revenues	$806,402	$752,517	$582,746	$439,995	$387,008
Cost of revenues:
Cost of products sold and services rendered	433,995	412,719	329,553	248,455	233,447
Write-down of inventories (2)	—	—	—	—	14,255

Total cost of revenues	433,995	412,719	329,553	248,455	247,702

Gross profit	372,407	339,798	253,193	191,540	139,306
Research and development costs:
Expenses incurred	112,425	108,516	91,320	72,736	70,524
Less - government participations (3)	5,330	4,662	2,669	3,163	1,821

Net research and development costs	107,095	103,854	88,651	69,573	68,703
Selling, general and administrative expenses	124,356	117,439	96,169	75,948	73,051
Equity in earnings of Frontline	(3,445)	(5,849)	(5,769)	(5,553)	(6,764)
Amortization of intangible assets (4)	27,456	30,224	19,235	4,041	9,907
SPTS acquisition costs	—	—	6,761	—	—
Restructuring charges (5)	—	—	—	—	5,063
Gain from the sale of the Thermal Products Business (6)	—	(628)	—	—	—
Impairment of intangible assets (7)	—	—	—	—	30,142

Operating income (loss)	116,945	94,704	48,146	47,531	(40,796)
Financial expenses - net (8)	21,042	23,585	9,046	1,191	5,120

Income (loss) before taxes on income	95,903	71,119	39,100	46,340	(45,916)
Taxes on income	16,308	13,788	3,419	6,927	456

Share in losses of an associated company	600	615	417	252	165

Net income (loss)	78,995	56,716	35,264	39,161	(46,537)

Loss attributable to non-controlling interests	443	55	116	840	958

Net income (loss) attributable to Orbotech Ltd.	$79,438	$56,771	$35,380	$40,001	$(45,579)

Earnings (loss) per share:
basic	$1.74	$1.34	$0.85	$0.94	$(1.05)
diluted (9)	$1.71	$1.31	$0.83	$0.92	$(1.05)

Weighted average number of shares used in computation of earnings (loss) per share:
basic (10)	45,534	42,412	41,703	42,571	43,501

diluted (9)	46,461	43,322	42,757	43,253	43,501

Balance Sheet Data:

(in thousands)

	At December 31,
	2016	2015	2014	2013	2012
Working capital (11)	$503,887	$455,840	$421,683	$412,852	$395,391
Long-term loans, net (12)	72,002	218,372	286,381	—	—
Total assets	1,102,903	1,041,878	1,026,502	636,582	654,006
Capital stock	422,566	308,821	295,219	283,283	276,958
Equity (13)	752,781	567,756	496,881	467,154	447,513

(1)	In respect of the year ended December 31, 2014, includes the financial information of SPTS from the SPTS Closing Date (August 7, 2014).
(2)	The write-down of inventories of $14,255,000 in the year ended December 31, 2012 primarily relates to excess inventories of components and non-cancelable commitments for certain of the Company’s FPD products and, to a small extent, for certain of the Company’s older PCB products.
(3)	The Company receives certain government funding for the research and development of approved projects and is not required to pay royalties on sales of products developed on the basis of such funding.
(4)	In respect of each of the reported years up to and including the year ended December 31, 2013, the amortization of intangible assets was primarily attributable to the acquisition by Orbotech, on October 2, 2008, of Photon Dynamics, Inc. (“PDI”) pursuant to an Agreement and Plan of Merger and Reorganization dated June 26, 2008 (the “PDI Acquisition”). For the years ended December 31, 2016, 2015 and 2014, the amortization of intangible assets is primarily attributable to the acquisition by Orbotech, on the SPTS Closing Date, of SPTS pursuant to a definitive share sale agreement dated July 4, 2014 (the “SPTS Acquisition”). Based on factors as of the date of this Annual Report, estimated amortization expense associated with intangible assets for 2017 is $25.5 million. See Note 6 to the Financial Statements.
(5)	The restructuring charge of $5,063,000 in 2012 relates to reductions in the Company’s workforce and rationalizations of certain of its research and development, manufacturing and operating activities, in order to realign the Company’s infrastructure.
(6)	The gain of $628,000 in 2015 relates to the divestiture by the Company of the thermal products business that it acquired as part of the SPTS Acquisition (the “Thermal Products Business”).
(7)	The impairment of intangible assets of $30,142,000 in 2012 is associated with the Company’s FPD business.
(8)	For each of the reported years up to and including the year ended December 31, 2013, includes interest expense associated with $160.0 million borrowed in 2008 to complete the PDI Acquisition, which amount was repaid in full in December 2013; for the years ended December 31, 2016, 2015 and 2014, includes interest expense in connection with $300.0 million borrowed in August 2014 to complete the SPTS Acquisition, which amount was repaid in full in June 2016; and for the year ended December 31, 2016, also includes interest expense associated with the Term Loan (as defined below) incurred in connection with a refinancing of the Company’s debt in June 2016, and with amounts borrowed from time to time under the RCF (as defined below). For more information, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources and Note 7 to the Financial Statements.
(9)	Excludes equity awards outstanding at December 31, 2012, as their inclusion would be anti-dilutive.
(10)	The actual number of Ordinary Shares outstanding at December 31, 2016 was 47,808,453.
(11)	Working capital is defined as current assets less current liabilities. Under the applicable accounting standard, as implemented by the Company, all deferred tax assets and liabilities have been classified as non-current on the balance sheet as of and from December 31, 2015, without retrospective adjustment for periods prior to 2015.
(12)	Net of current maturities and deferred financing costs.
(13)	Comprising Orbotech Ltd. equity and non-controlling interests.

In June 2016, the Company completed a public offering of 3,850,000 Ordinary Shares, at a public offering price of $26.25 per Ordinary Share (the “2016 Offering”). On June 13, 2016, two of the Company’s United Kingdom subsidiaries entered into a facilities agreement in respect of term and revolving loan facilities in the aggregate amount of $125.0 million (the “U.K. Facilities Agreement”), arranged by Barclays Bank PLC and Lloyds Bank PLC (the “Lenders”), with Lloyds Bank PLC acting as security agent. On June 23, 2016, in connection with the 2016 Offering and a refinancing of its debt, the Company borrowed $110.0 million under a term loan (the “Term Loan”) pursuant to the U.K. Facilities Agreement. The net proceeds from the 2016 Offering (approximately $100.0 million), combined with the proceeds of the Term Loan, were used to retire the entire outstanding balance of the JPMorgan Credit Agreement (as defined below) in the amount of $202.0 million, and to pay costs associated with the U.K. Facilities Agreement and the draw down of the Term Loan. The U.K. Facilities Agreement also includes a $15.0 million revolving credit facility (the “RCF”) for working capital purposes in the Company’s SD business, if needed. As of December 31, 2016, these subsidiaries had $90.0 million principal amount of secured indebtedness outstanding under the Term Loan, and $11.25 million of available credit under the RCF, $3.75 million having been utilized as a credit line to secure currency hedging within SPTS.

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

Demand for our products is also created, in part, by technological developments that affect product functionality, including power consumption, or give rise to new, enhanced or more complex products, such as smartphones, tablets, wearable devices, liquid crystal display (“LCD”) and organic light emitting diode (“OLED”) screens and other sophisticated devices. These developments generate an ongoing need on the part of electronics component manufacturers for the type of improved yield-enhancing and process-enabling solutions we provide. If changes in these technologies do not continue to occur, or if other technologies were to emerge that lessened or obviated the need for the use of PCBs, FPDs or semiconductors in electronic components, the overall demand for our products could be reduced. Additionally, as the so-called ‘Internet of Things’ (“IoT”) trend continues to develop at a rapid pace and to impact complex business systems as well as a wide range of products, devices and infrastructure employed in the functionality of everyday life, demand for our products could either experience similar growth or be reduced by alternative technological solutions that might be better equipped to serve the needs of this rapidly changing and increasingly complex technological landscape. We will continue to design, develop, manufacture, market and service our innovative, industry-leading, cutting-edge solutions; nevertheless, external factors outside of our control, including changes to existing technologies, could impact our ability to remain an industry leader.

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

We cannot predict future levels of demand for electronic products and devices with accuracy. For example, the increase in demand for smartphones, tablets, e-readers and other mobile connected devices or the increase in electronic content of automobiles during recent years may not continue at its current level, may not increase as anticipated and may decline. In addition, the IoT may not increase as anticipated and may decline. Furthermore, in recent years, we have enjoyed a strong, though indirect, position with a leading mobile designer and brand, which has been an important factor in our PCB and SD businesses. We cannot predict whether this position will continue or expand or whether the sales of such brand will continue at the current level or grow as anticipated. Should there occur negative or detrimental developments in connection with any of the above matters, our PCB and SD businesses may be adversely impacted. In addition, the need for higher definition, more power efficient, low cost FPDs may not increase as anticipated or even continue at current levels, and, as has occurred in the past, may decline, which would negatively affect our FPD business. Should cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected. Given our limited ability to reduce our significant expenditures for research and development and worldwide customer support operations and our need to maintain short lead times for delivery, our cost reduction measures may not be implemented in a sufficiently timely manner or may not be sufficient in response to industry cycles. Our inability to respond to industry cycles could, among other factors, have a material adverse effect on our business, financial condition and results of operations.

(c) Our future revenues are dependent in part upon existing customers continuing to use our products and renewing their maintenance agreements with us.

In the year ended December 31, 2016, approximately 27% of our revenues were derived from service and support related to our products. We depend on our existing customers for additional future revenues from ongoing service and support related to our products. Our products are normally sold with a one year warranty, following which customers are offered various service and support options. Our PCB maintenance agreements are generally renewable after twelve (and, in certain cases, 24 or 26) months at the option of the customer and do not contain mandatory renewal obligations; our FPD customers are provided with service and support underutilization-based service arrangements, generally without contractual maintenance agreements; and our SD customers may, following the customary one year warranty, avail themselves of various service and support alternatives pursuant to which we provide time and materials support, as well as opportunities to upgrade and/or refurbish existing modules. In periods of reduced capital expenditures, our service revenues represent a larger percentage of our revenues. A change in business conditions could alter current customer purchasing plans and, as a result, our maintenance agreements may not be renewed or our customers may elect not to purchase time and materials based service and support. We may therefore not generate significant revenues and cash flow from product maintenance in future periods, which would negatively impact our results of operations.

(d) Our operating results fluctuate from period to period, and period-to-period comparisons may not be meaningful and may not be representative of our future performance.

The timing of revenue recognition for certain of our products and charges and amortization expenses incurred in connection with and as a result of acquisitions may have a substantial effect on our periodic revenues and financial results. Our revenues, expenses and operating results have fluctuated in the past, and are likely to fluctuate significantly in the future due to a number of factors, many of which are beyond our control. Normally, revenue from the sale of products is recognized upon delivery, subject to the existence of a signed contract, purchase order or letter of agreement and a fixed or determinable sale price, with reasonable assurance of collectability. We are not always able to control the timing of delivery because of customer requirements, possible production delays and other factors. Orders for our systems may also be subject to cancellation by customers. In addition, in limited circumstances, principally in the case of newly developed products, recognition of revenue may be deferred. Our operating results may fluctuate significantly in the future, and such fluctuations could be further exacerbated due to the timing of special charges and expenses. In 2014, for example, we recorded a one-time charge of approximately $6.8 million related to the SPTS Acquisition costs. In addition, from the SPTS Closing Date, our amortization of intangible assets increased due to the SPTS Acquisition, and we anticipate that such amortization will be approximately $25.5 million in 2017. Fluctuations in currency exchange rates, particularly that of the United States dollar (the “Dollar” or “$”) relative to the currencies of other jurisdictions in which we operate, may also have a substantial effect on our periodic financial results. In 2016, our results were impacted by a strengthening Dollar relative to other currencies in which we conduct certain of our operations. For more information on the impact of currency fluctuations on our business and financial reporting, see Risk Factor (p). Accordingly, it may be difficult for investors to make period-to-period comparisons using our reported GAAP financial information.

In addition, due to the SPTS Acquisition, it may be difficult to compare both our historical and future results to our results for the years 2016, 2015 and 2014. The SPTS Acquisition was accounted for utilizing the purchase method of accounting, which resulted in new valuations for the assets and liabilities of SPTS to their fair values on August 7, 2014. In addition, we incurred $300.0 million of debt to finance a portion of the SPTS Acquisition, which resulted in increased interest expense compared with prior periods. This debt was repaid in full in June 2016 with the proceeds of the 2016 Offering and the Term Loan. Moreover, SPTS’s results are included in our consolidated results of operations as of August 7, 2014, and in the years ended December 31, 2016 and 2015 our SD business represented approximately 34% and 35%, respectively, of our revenues. In addition, in 2015, we sold the Thermal Products Business and recorded a gain from that transaction. Accordingly, our financial information for the years ended December 31, 2016, 2015 and 2014 may be of limited use in evaluating our current and historical performance and comparing it to prior periods.

(e) Our results of operations depend on our ability to manage our supply chain effectively. We depend on a limited number of key suppliers to provide us with sufficient parts to meet our production requirements in a timely and cost-effective manner. In addition, certain of our facilities may be subject to disruption.

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

(f) Our stock price may be volatile or may decline regardless of our operating performance, and investors may lose part or all of their investment.

The market price of our Ordinary Shares may fluctuate significantly in response to a number of factors, some of which we cannot control, including: cyclicality in the industries in which we operate or in the economy as a whole; fluctuations in product mix between principal divisions and within each division; our production capacity and timing and occurrence of product acceptance; the timing and strength of product offerings by us and our competitors; the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC; economic, legal and regulatory factors unrelated to our performance; any future guidance we may provide to the public, any changes in such guidance or any difference between our guidance and actual results; changes in financial estimates or recommendations by any securities analysts who follow our Ordinary Shares; speculation by the press or investment community regarding our business; the outcome and impact of the Korean Matter, changes in key personnel; and future sales of Ordinary Shares by us or our directors or officers.

In addition, the trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. Should one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our visibility in the financial markets could be reduced, which in turn could cause the price of our Ordinary Shares or their trading volume to decline. Moreover, should one or more of the analysts who cover us downgrade our Ordinary Shares or if our operating results do not meet expectations, the market price of our Ordinary Shares could decline. Furthermore, the stock markets, including the Nasdaq, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. For example, since October 1, 2015, the closing price of our Ordinary Shares has ranged from $15.04 to $36.86 per share. In the past, shareholders in the capital markets have instituted securities class action litigation following periods of market volatility, and were we to be involved in securities litigation we could incur substantial costs, as well as diversion of our resources and management attention from our business.

In addition, shareholders may from time to time elect to sell large numbers of shares held by them. Sales of a substantial number of Ordinary Shares in the public market, or the perception that such sales could occur, may depress the market price for our Ordinary Shares. These sales could also impede our ability to raise additional capital through the sale of our equity securities in the future.

(g) We face intense competition in our business, which may result in decreased sales of our products and services and/or in pricing pressures.

We are subject to competition from companies that either currently manufacture or are developing products directly in competition with our systems and products, including from some of our customers and their affiliates. Because some of our competitors are associated with certain of our customers, they have access to our products and technology which may make it easier for them to compete with us. For economic, internal administrative, regulatory or other business reasons, our customers may purchase PCB, FPD or SD products manufactured locally or in-house or by their affiliates, rather than by us, even if such products may be inferior in quality and/or higher in price (on an arms-length basis) than our products. Manufacturers in the industries that we serve compete on lead time, among other things, and should our competitors achieve a significant decrease in the time between initiation and execution of orders this could impact our operating results. In addition, our ability to compete is dependent on the quality of our solutions. If our solutions do not function as intended, our customers may produce faulty products and/or experience lower yields, which would harm our reputation and make it harder for us to compete. In recent years we have experienced competition-induced pricing pressure from our customers that adversely affected our operating results, and competitive pressures in the future could lead to further price erosion that could have a material adverse effect on our results of operations.

(h) Our contracted orders for sales, or backlog, of certain of our products are subject to delay, cancellation or non-acceptance by customers.

As of December 31, 2016, we had a backlog of approximately $156.4 million, the large majority of which consisted of orders for our FPD products for which written authorizations have been accepted and assigned shipment dates are expected within three to 12 months of such date. We do not include maintenance revenues in our determination of orders for this purpose. Generally, such orders represent a substantial portion of revenue from our sales of FPD products in a 12-month period, and we expect to realize as revenue a substantial portion of these orders in 2017. However, our orders on any particular date are not necessarily indicative of actual sales for any succeeding period. Customers may delay delivery of products, cancel orders prior to shipment or refuse to provide acceptances due to unresolved research and development issues, particularly in relation to new products. Moreover, since expense levels are based in part on our expectations of future revenue, we may be unable to adjust costs in a timely manner in response to further revenue shortfalls. Furthermore, because certain parts used in some manufacturing processes entail relatively long lead times, a customer cancellation may require us to record inventory write-downs. Delays in delivery or acceptance of our products or a reduction of our orders as a result of cancellations or as a result of the level of orders during any particular period could have a material adverse effect on our business, results of operations and financial condition.

(i) Substantially all of our revenue is derived from sales to companies located outside Israel, most of which are in the Far East, and a significant portion of our operations are conducted outside Israel, each of which exposes us to political, economic and other uncertainties. In particular, we are exposed to the risks of doing business in China.

We anticipate that, as in the past, sales of products and services outside Israel will continue to account for a substantial part of our revenues. In the year ended December 31, 2016, approximately 79% of our revenues from equipment sales were derived from sales in the Far East and Japan, including approximately 35% from sales in China, 25% from sales in Taiwan, 7% from sales in Japan and 6% from sales in Korea. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls, regulations, sanctions and local standards, including the need to comply with stringent and evolving technology and environmental protection laws and regulations, a wide variety of foreign and domestic import/export laws, including dual use regulations, customs and excises and foreign labor laws; the imposition of new and additional commercial terms by foreign customers, which can have the effect of increasing our exposure to operational, customs and foreign currency risks; political, economic and legal instability, including an increased amount of foreign government involvement in, and oversight of, our operations; trade restrictions, including as a result of sanctions; exposure to multiple complex systems of taxation and international double taxation treaties; regulatory reform and changes in reimbursement rates, tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. Our business success depends in part on our ability to anticipate and manage these and other regulatory, economic, social and political risks inherent in international business effectively. Failure to comply with these applicable laws and regulations or to anticipate and manage these risks effectively may have a material adverse effect on our business, financial condition and results of operations.

The risks and complexities outlined above may also prove to be particularly acute in China, where we have deployed substantial resources in order to expand our capabilities, including by establishing relationships with local Chinese manufacturers. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole. The Chinese economy, markets and levels of consumer spending are influenced by many factors beyond our control, including current and future economic conditions, political uncertainty, unemployment rates, inflation, fluctuations in the level of disposable income, taxation, foreign exchange control, and changes in interest and currency exchange rates. The economy of China differs from the economies of most developed countries in many respects, including the amount of governmental involvement, advantages of local partners, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese government also exercises significant control over the country’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Our subsidiaries doing business in China are subject to laws, rules and regulations generally applicable to foreign entities operating in that country. Although certain Chinese legislation enacted over recent decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China, these laws and regulations are nevertheless still relatively new and the Chinese legal system, in which legal cases generally may be cited for reference but have limited value as precedents, continues to evolve rapidly. As a result, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may need to have recourse to administrative and court proceedings to interpret and/or enforce our legal rights. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings, and the level of legal protection we may be afforded, than would be the case in other legal systems. Furthermore, the Chinese legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all), that may have retroactive effect. As a result, we could be unaware of our possible violation of these policies and rules until some time after the violation. Such uncertainties, including in connection with the scope and effect of our contractual, property (including intellectual property) and procedural rights, as well as any failure to respond to changes in the regulatory environment in China, could materially adversely affect our business and impede our ability to continue our operations.

The conversion of the Chinese Renminbi (the “RMB”) into foreign currencies, including Dollars, is based on rates set by the People’s Bank of China (“PBOC”). The Chinese government allowed the RMB to appreciate by more than 20% against the Dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the RMB and the Dollar remained within a narrow range. After June 2010, the Chinese government again allowed the RMB to appreciate slowly against the Dollar. On August 11, 2015, however, the PBOC allowed the RMB to depreciate by approximately 2% against the Dollar. Changes in the value of the RMB against the Dollar may occur relatively suddenly as, for example, was the case in August 2015. It is difficult to predict how market forces or Chinese or U.S. government policy may impact the exchange rate between the RMB and the Dollar in the future. Such government actions related to currency and other areas may inhibit our efforts to expand our business in China, or otherwise adversely affect our financial results and results of operations. Further, there is current uncertainty about future growth in China.

Any significant change in the value of the RMB relative to the Dollar could materially impact our revenues and financial results. For example, an appreciation of the RMB against the Dollar would make our RMB expenditures more costly to us. Conversely, a significant depreciation of the RMB against the Dollar may significantly reduce the Dollar equivalent of our revenues. Very few hedging options are available to reduce our exposure to RMB exchange rate fluctuations.

(j) Our FPD and SD businesses are each dependent on sales to a small number of large customers and a loss of any of our large customers could have a material adverse effect on our financial condition and results of operations.

In the year ended December 31, 2016, approximately 69% of our total FPD revenues were derived from our four largest FPD customers and approximately 49% of our total SD revenues were derived from our five largest SD customers. The FPD industry is highly concentrated with a small number of manufacturers producing the majority of the world’s displays; and we market and sell our AOI, test and repair systems for FPDs to virtually all of the world’s display manufacturers. We cannot assure you that any of our FPD or SD customers, including customers that have in the past accounted for a substantial portion of these respective revenues, will continue to contribute significantly to our total FPD and SD revenues in future periods. A significant reduction in purchases from us by any major customer could have a material adverse effect on our financial condition, results of operations and cash flow. In addition, the concentration of our FPD customer base means that if one or more of our major customers were to develop its own competing technology or to experience economic difficulties, changes in purchasing policies, difficulties in fulfilling their obligations to us, bankruptcy or lack of success, our revenues, profitability and financial condition could be materially and adversely affected. See also Risk Factor (v) with respect to the Korean Matter.

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

(l) We have experienced, and may continue to experience, losses on inventories.

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

(m) We extend unsecured credit to many of our customers in connection with their purchases from us and may be unable to collect accounts receivable.

We extend unsecured credit to many of our customers in connection with their purchases of our products. In addition, diversification of credit risk is limited because we sell primarily within the PCB, FPD and SD industries. Our exposure to credit losses will depend on the financial condition of our customers and other factors beyond our control, such as deteriorating conditions in the world economy or in the PCB, FPD, SD or other industries that we serve. This increases our risks related to our status as an unsecured creditor of many of our customers. Credit losses, if significant, would have a material adverse effect on our business, financial condition, results of operations or cash flows.

(n) Our current research and development efforts may not lead to significant revenues for several years nor may we be able to recover research and development expenditures.

Developing innovative product solutions, which is a key component of our growth strategy, is expensive, and our investment in product development may entail a long payback cycle, particularly as we focus increasingly on long-term projects. In the years ended December 31, 2016 and 2015, net research and development expenses were $107.1 million, or approximately 13.3% of our total revenues and $103.9 million, or approximately 13.8% of our total revenues, respectively. Our future plans include consistent, significant investments in product research and development and related opportunities, efforts which we believe are critical to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

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

(o) Making acquisitions, forming joint ventures, divesting non-core businesses, undertaking stand-alone corporate financing transactions and other types of strategic initiatives have been and are expected to continue to be an important element of our strategy, but we may not find suitable opportunities and we may not be able successfully to manage such initiatives in the future.

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

Risks associated with these activities include: assessing accurately the value, strengths, weaknesses, contingent, unexpected and other liabilities and potential profitability of acquisition candidates; financing and ongoing debt service costs; the potential loss of key personnel of an acquired business; the ability to achieve projected economic and operating synergies and any cost savings, cross-selling and other benefits; difficulties in successfully integrating, operating, maintaining and managing newly acquired operations and personnel and customer retention; accounting and regulatory issues relating to the previous conduct of an acquired business; difficulties in maintaining uniform standards, controls, procedures and policies; unanticipated changes in business and economic conditions affecting an acquired business; the possibility of impairment and restructuring charges if an acquired business performs below expectations; and the diversion of management attention from our existing business. In addition, such transactions often result in the acquisition of intangible assets required to be amortized in our consolidated statements of operations over certain time periods and the recording of goodwill which may be subject to possible future impairment charges. Such amounts have been, and may continue to be, substantial and have a material effect on our operating results. We may finance these strategic initiatives with debt, equity or equity-linked financings and such amounts and ongoing debt service and/or dilution may be significant. In addition, we may undertake stand-alone corporate financing activities, including debt, equity and equity-linked capital raising. For example, as of December 31, 2016, we had $90.0 million of debt outstanding under the Term Loan and $11.25 million of availability under the RCF. Furthermore, because we are a ‘well-known seasoned issuer’, we have a higher degree of flexibility to access the capital markets; and on June 9, 2016, the Company filed a shelf registration statement on Form F-3 with the SEC, which became effective upon filing and which may be used to issue additional Ordinary Shares from time to time. Such amounts and/or dilution may be significant and may exacerbate the operating risks we face. For more information about our existing indebtedness, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources. Although we selectively pursue strategic opportunities, some or all of these transactions may not be announced in the foreseeable future, or at all, and they may not be consummated even following announcement. The costs incurred in evaluating and consummating strategic transactions could result in incurring expenses and losses even if any announced transaction may ultimately be beneficial. Furthermore, the emergence of one or more material liabilities of an acquired business previously unknown to us may have a material adverse effect on our business, results of operations and financial condition.

(p) Because we have substantial international operations, our business and results of operations may be adversely affected by currency fluctuations.

In the years ended December 31, 2016, 2015 and 2014, approximately 23%, 22% and 28%, respectively, of our revenues, and approximately 51%, 50% and 49%, respectively, of our expenses, were denominated in currencies other than the Dollar. Because our financial results are reported in Dollars, fluctuations in exchange rates between the Dollar and non-Dollar currencies may have an adverse effect on our results of operations. We are primarily exposed to the NIS, the Pound Sterling (the “GBP”), the Japanese Yen, the Korean Won, the Euro, the Taiwanese dollar and the RMB. See Item 11 - Quantitative and Qualitative Disclosures About Market Risk for further information. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our non-Dollar costs. Generally, a strengthening Dollar relative to other currencies has the impact of reducing our costs incurred in those currencies thereby increasing our profitability. This can be partially offset by the impact on revenues that we earn in such currencies. Any positive impact of a strengthening Dollar on our local costs may be offset by hedging that we have undertaken. While hedging is designed to reduce our exposure to these effects, in times of high or unanticipated volatility, it may be insufficiently effective in hedging the impact, and may even exacerbate it. Hedging exposure in certain currencies, particularly the RMB, can be costly, which may limit our ability effectively to hedge our exposure to such currencies. We may, from time to time, take other measures to offset our exposure to currency fluctuations, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

(q) Deterioration of political, economic and security conditions in Israel may adversely affect our profitability; and our operations may be negatively affected by the obligations of our personnel to perform military service.

We are incorporated under the laws of the State of Israel and our headquarters, as well as substantial research and development and production facilities, are located in Israel. As such, we are directly influenced by political, economic and military conditions affecting Israel. Thus, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and continues to be marked by ongoing violence, also varying in its degree of severity. During the winter of 2008-2009, the autumn of 2012 and the summer of 2014, Israel was engaged in armed conflicts with Hamas, a terrorist organization and political party operating in the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including in Yavne, where our headquarters and principal research and development and production facilities are located, and negatively affected business conditions in Israel. In addition, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring countries and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

Some of our employees in Israel are obligated to perform annual reserve duty in the Israel Defense Forces. In addition, many such employees are subject to being called to active military duty in emergency circumstances. In response to increased hostilities, there have been periods of significant recruitment of military reservists, and it is possible that there will be additional recruitments in the future. No assessment can be made of the full impact of such matters on us in the future, particularly if emergency circumstances occur, or the effect on us of any expansion of these obligations. Our operations could be disrupted and harmed by the absence for a significant period of time of one or more of our key employees or a significant number of our other employees due to military service. To date, these matters have not had any material effect on our business and results of operations, but there can be no assurance that they will not have a material effect in the future.

(r) We obtain substantial benefits by operating in Israel and Wales, but these benefits may not continue or in the future may be limited or restricted.

We benefit from certain Israeli Government programs and tax legislation, particularly regarding our production facilities in Israel. Pursuant to these programs and legislation, a portion of our income is taxed at reduced rates. To be eligible for these benefits, we must continue to meet certain conditions. Should we fail to meet such conditions in the future, these benefits could be cancelled, resulting in higher effective tax rates, and we may be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli Consumer Price Index (the “Israeli CPI”), or be subject to other monetary penalty. Additionally, if we increase our activities outside of Israel, for example, via acquisitions, our increased activities may not be eligible for inclusion in Israeli tax benefit programs, which could also have the effect of increasing our effective tax rate. In addition, we benefit from a Government of Israel program under which we receive grants from the Israel Innovation Authority (formerly known as the Office of the Chief Scientist at the Ministry of Economy and Industry of the State of Israel) (the “IIA”) for the development of generic technologies without incurring any royalty obligations. These programs and tax legislation may be terminated in the future or the available benefits may be reduced or impacted, including, among other possible circumstances, should we transfer certain know-how and/or manufacturing activities outside the State of Israel. The termination or curtailment of these programs or the loss or reduction of such benefits could have a material adverse effect on our business, financial condition and results of operations.

Israeli Government consent is required to manufacture products developed with IIA participation outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. The receipt of such consent may involve payment by us of substantial amounts which could impact our results of operations. Although such restrictions do not apply to the export from Israel of our products developed with such know-how, they may increase the cost of, or prevent us from engaging in, transactions with our affiliates or customers outside Israel, involving product or other asset transfers, which might otherwise be beneficial to us.

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

These programs and funding may be terminated in the future or the available benefits may be reduced or impacted should, including, among other possible circumstances, SPTS become ineligible to receive such funding by failing to meet the grant funding conditions. In such event, the full costs of any such research and development projects would need to be undertaken and borne by SPTS, and SPTS may be required to repay grant awards that it has previously received. Furthermore, it is not currently known whether these programs and funding will continue to be available post-Brexit.

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

Our future success and competitive position are dependent, in significant part, on our proprietary technology. We protect our intellectual property through patent, trade secret, trademark and copyright law, as well as technical safeguards and non-disclosure agreements with our employees, subcontractors and potential business associates. However, we may not be able successfully to protect our technology or deter infringement of our intellectual property rights or unauthorized copying by third parties or prevent breach of our non-disclosure agreements, particularly in circumstances where we may expand or transfer our research and development or manufacturing activities to additional jurisdictions, especially in the Far East. In addition, our patents and other intellectual property may not prevent competitors from developing independently products and services similar to or duplicative of ours, nor can there be any assurance that the resources invested by us to protect our intellectual property will be sufficient or that our intellectual property portfolio will deter adequately misappropriation or improper use of our technology. Patents that we own or license will eventually expire, could be invalidated or challenged or could be insufficient to protect our intellectual property rights in certain countries. Our pending or future patent applications may not be issued with the scope of claims sought by us, if at all. Patent coverage may not be extended to all countries sought, and effective copyright, trade secret and other intellectual property protection may be unavailable or limited in certain countries. The degree of future protection for our proprietary technology is uncertain because legal means afford only limited protection and may not adequately protect our rights or keep our competitive advantage. For example, other companies may develop technologies that are similar or superior to our technology, duplicate our technology or design around the patents or other proprietary rights held by us. Other companies may gain unauthorized access to our technology in situations where we test our products at customer sites with co-operation from our customers. An inability to protect our intellectual property could have a material adverse effect on our business and operating results. See also Risk Factor (u).

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

(v) Although our Korean subsidiary and certain of its employees were acquitted by the Korean court of first instance and an appeals panel, our Korean subsidiary and six of its employees are still subject to ongoing criminal prosecution in Korea and we and certain of our employees remain under investigation in Korea. This matter has adversely impacted our FPD business in Korea and harmed our reputation and may continue to do so.

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea (the “Seoul Court”) against the Korean subsidiary of Orbotech Ltd. and six employees thereof. These charges, as amended in September 2013, related to the alleged acquisition and misuse of confidential customer information in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology, the Korean Unfair Competition Prevention and Trade Secret Protection Act and the Criminal Code of Korea (the “Korean Matter”). In December 2013, Orbotech Ltd.’s Korean subsidiary and five of its Korean employees were acquitted by the Seoul Court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the Seoul Court. The prosecutor appealed the Seoul Court’s decision with respect to all the defendants on the grounds that its decision contained errors of fact, errors of law and an unjust sentence. The employee of Orbotech Ltd.’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine also appealed the Seoul Court’s decision issued in respect of him. In December 2014, the appellate panel of the Seoul Court denied all of the appeals and re-affirmed the trial court’s decision. Following this decision, a notice of appeal to the Korean Supreme Court was filed by the prosecutor with respect to all aspects of the decision and with respect to all defendants. Our Korean subsidiary and its employees did not appeal the appellate panel’s decision.

Our involvement in the Korean Matter has been and is expected to continue to be distracting to our corporate management and our technical personnel in Korea. Taking into account insurance participation, in each of 2016 and 2015 we recorded an annual expense of less than $25,000. We anticipate that we will continue to incur associated expenses throughout the appeal and investigation. The Korean Matter is expected to extend through 2017; however, the Company cannot predict with accuracy the timing or results of the Korean Matter. The investigation by the prosecutor into the actions of Orbotech and our employees outside of Korea is ongoing and the timing or outcome of such investigation cannot be predicted. Adverse outcomes in this litigation or investigation may result in monetary penalties against our Korean subsidiary of up to 1.5 billion Korean Won (approximately $1.3 million at the exchange rate in effect on January 31, 2017 of Korean Won 1,173 = $1.00), and in fines against its employees, which may also be paid by us under certain circumstances. We have not recorded a provision related to the Korean Matter and ongoing investigation as of the date of this Annual Report because we cannot reasonably estimate the amount of the financial impact of an adverse outcome in these matters. In addition, because the Korean Matter and investigation are ongoing, we and our employees could be subject to new criminal charges and additional monetary fines, and be subject to the imposition of changes in the way we conduct our business in Korea or elsewhere, which may make it more expensive for us to make, sell and service our products. This litigation negatively impacted FPD sales in Korea in the years 2016, 2015, 2014 and 2013, particularly to one of the large manufacturers located in that country. The Korean Matter and investigation have harmed our reputation and, although we have taken steps to review and implement improvements to our approach to safeguarding customer information, we may not be able fully to repair the damage with our customers.

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

(w) Changes in accounting standards or practices or in our effective tax rates can have a significant effect on our results of operations.

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

(x) Our leverage could adversely affect our ability to raise additional capital to fund our growth strategy, limit our ability to react to changes in the economy or the industries that we serve and prevent us from meeting our obligations under our indebtedness. In addition, because substantially all of our indebtedness is floating rate debt, our interest expense would increase if interest rates rise.

As of December 31, 2016, we had $90.0 million of outstanding indebtedness under the Term Loan, following a prepayment of $20.0 million which we made in December 2016. We also had $11.25 million of availability under the RCF, $3.75 million having been utilized as a credit line to secure currency hedging within SPTS. Our anticipated fiscal 2017 debt service payment obligations are $16.4 million in principal amount and, based on the applicable interest rate and applicable leverage ratio at December 31, 2016, would be increased by $2.8 million, all of which is attributable to debt service on floating rate obligations. Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt will depend on a range of economic, competitive and business factors, many of which are outside our control. Should we be unable to meet our expenses and debt service and other obligations, or to comply with financial and other debt covenants, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets or raise equity. We may not be able to refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and impair our liquidity. Our inability to generate sufficient cash flow to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms could have a material adverse effect on our business, financial condition, results of operations or cash flows. In addition, our indebtedness could also have other important consequences with respect to our ability to manage our business successfully and implement our growth strategy.

Furthermore, because all our debt is variable-rate, our interest expense would increase if interest rates rise or if the applicable leverage in our SD business rises. Fluctuations in the applicable leverage ratio, the London Interbank Offered Rate (“LIBOR”) or other bank costs may increase our overall debt service obligation and could have a material adverse effect on our ability to service our debt obligations. An increase of 1% in the interest rate payable would increase our annual debt service requirements by approximately $1.0 million. Also, we have availability to borrow an additional $11.25 million pursuant to the RCF and we may also incur significantly more debt in excess of that from other sources, which could intensify the risks described above.

(y) Our tax liabilities could be larger than anticipated.

We are subject to tax in many jurisdictions and considered judgment is required by us in determining our provisions for income taxes. In the course of tax audits, to which we are also subject in many jurisdictions, our interpretation of applicable tax legislation could be challenged by the relevant taxation authorities, which may disagree with, and subsequently contest, the amount of income claimed to be taxed in such jurisdictions or other positions taken. We are subject to an ongoing tax audit in Israel. Such audits often result in proposed assessments and any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex. While the Company believes that it has provided adequately for any reasonably foreseeable outcomes related to the tax audit, future results may include favorable or unfavorable material adjustments to estimated tax liabilities in the periods when the assessments are made or resolved or the audit is closed. Although we believe our estimates to be reasonable, the ultimate outcome of such audits, and of any related litigation, could differ materially from our provisions for taxes, which may have a material adverse effect on our consolidated financial statements.

The base erosion and profit shifting (“BEPS”) initiative undertaken by the Organization for Economic Cooperation and Development may have adverse consequences on our tax liabilities. This initiative contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, once adopted by individual sovereign countries, could adversely affect our provisions for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict with accuracy the magnitude of any impact that such new rules may have on our financial results.

(z) We have been and may in the future be subject to adverse claims from our employees, customers and their employees as a result of the complex nature of some of our products.

Some of our products are complex machines that have been manufactured in many locations that require appropriate identification, procedures and care to be taken in their importation, handling, installation and use. As a result, we have faced in the past, and may face in the future, exposure relating to incidents involving their improper identification, handling, installation or use, including criminal investigations or civil actions which may entail disputes with our customers, criminal penalties and/or substantial damages awards against us. Given the highly technical and complex manufacturing environments in which our products are used, these risks are exacerbated. If our products failed to function as intended, our customers may produce faulty products or experience lower yields than anticipated. An unfavorable outcome in litigation or other proceeding with respect to any such matters may damage our relationship with our customers, and cause our profitability, business, financial condition and reputation to decline.

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

(bb) The large amount of intangible assets and goodwill recorded on our balance sheet may continue to lead to significant impairment charges in the future. This, among other factors, may cause us to report net losses in the future.

The amount of goodwill and intangible assets on our consolidated balance sheet increased significantly 2014 as a result of the SPTS Acquisition, and may increase further following future acquisitions. We regularly review our long-lived assets, including intangible assets and goodwill, for impairment. Goodwill and acquired indefinite life intangible assets are subject to impairment review on an annual basis and whenever potential impairment indicators are present. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. For example, in 2012, we recorded intangible assets impairment charges of $30.1 million and recorded a net loss of $45.6 million for the year. Changes in market conditions or other changes in the future outlook of value may lead to further impairment charges in the future, which could, among other factors, also lead to our reporting a net loss in such period. In addition, we may from time to time sell assets that we determine are not critical to our strategy or execution. Future events or decisions may lead to asset impairments and/or related charges. Certain non-cash impairments may result from a change in our strategic goals, business direction or other factors relating to the overall business environment. Any significant impairment charges could have a material adverse effect on our results of operations.

(cc) Shareholders’ rights and responsibilities will be governed by Israeli law and differ in some respects from those under Delaware law.

Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by Israeli law and by the Memorandum and Articles (both as defined below). These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders, and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company, although Israeli law does not delineate and define the nature of this duty. Because Israeli corporate law has undergone extensive revisions in recent years, there is relatively little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

(dd) It may be difficult to enforce a judgment of a United States court against us, our officers and directors or the Israeli experts named in this Annual Report in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

Orbotech Ltd. is incorporated in Israel, all of our directors and executive officers, as well as the Israeli experts listed in this Annual Report, reside, and a substantial portion of our assets is located, outside the United States. Therefore, a judgment obtained against us, or against any of these persons, including a judgment based on the civil liability provisions of United States federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult to effect service of process on these persons in the United States or to assert United States securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim or, alternatively, may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is relatively little binding case law in Israel that addresses the matters described above.

Subject to various time limitations, an Israeli court may declare a judgment rendered by a foreign court in a civil matter, including judgments awarding monetary or other damages in non-civil matters, enforceable if it finds that: the judgment was rendered by a court which was, according to the foreign country’s laws, competent to render it; the judgment is no longer appealable; the obligation in the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy in Israel; and the judgment can be executed in the state in which it was given.

A foreign judgment will not be declared enforceable by Israeli courts if it was given in a state, the laws of which do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of Israel. In addition, an Israeli court will not declare a foreign judgment enforceable if it is proven to the Israeli court that: the judgment was obtained by fraud; there was no due process; the judgment was given by a court not competent to render it according to the rules of private international law in Israel; the judgment conflicts with another judgment that was given in the same matter between the same parties and which is still valid; or at the time the action was brought to the foreign court a claim in the same matter and between the same parties was pending before a court or tribunal in Israel.

Item 4.	Information on the Company

4.A History and Development of the Company

(a) Corporate History

Orbotech Ltd. was incorporated in Israel, as a company limited by shares, on February 8, 1981 under the name ‘Optrotech Ltd.’ pursuant to the provisions of the then current Israeli Companies Ordinance. The legislative framework within which Orbotech Ltd. and its Israeli subsidiaries now operate is the Israeli Companies Law, 1999, as amended (the “Companies Law”), which originally became effective on February 1, 2000, and the Israeli Companies Ordinance (New Version) 1983, as amended (the “Companies Ordinance”). The Ordinary Shares are listed on the Nasdaq Stock Market (“Nasdaq”) under the Global Select Market tier and are traded under the symbol ORBK.

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

In 1996, the Company established a joint venture for the development of laser-based direct imaging technologies and, during 2000, acquired all of the interest in that joint venture. In 1998, Orbotech Ltd. entered into an agreement with Mentor Graphics Development Services (Israel) Ltd. (“Mentor”) (then called Valor Computerized Systems Ltd.), an Israeli corporation, for the formation of Frontline, a joint venture with respect to CAM software for PCB fabrication applications owned equally by Orbotech Ltd. and Mentor and which combines their respective former CAM operations. In 2007, the Company acquired all of the outstanding shares of New System s.r.l. (“New System”), a privately-held Italian company engaged in the design, development, manufacture and marketing of PCB inkjet legend digital printers. For further information on AOI, AOS, DI technologies, CAM and digital printers, see Business Overview - Our Applications and Products - Our PCB Applications and Products.

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

In 2014, the Company acquired all of the outstanding shares of SPTS, which designs, develops, manufactures, sells and supports industry leading etch, PVD and CVD equipment and solutions. The primary end market applications of its equipment include Advanced Packaging, MEMS, power, RF and HBLED devices which are used in a variety of consumer products including smartphones, automobiles, white goods and biomedical devices. In June, 2015, the Company divested the Thermal Products Business. The sale price was based on a valuation of approximately $28 million, comprised of $22 million in cash plus approximately $6 million in accounts receivable. Approximately half of the sale proceeds was paid on completion and the balance was paid, ahead of schedule, in May 2016. For further information on Advanced Packaging and MEMS, see Business Overview - Our SD Applications and Products.

(c) Recent Major Capital Expenditures

Other than capital expenditures of the types and consistent with the amounts described below, there are no significant capital expenditures in progress by the Company.

During the year ended December 31, 2016, the Company’s non-acquisition related capital expenditures totaled approximately $23.6 million (compared with $19.3 million during 2015 and $12.5 million during 2014), of which approximately $11.8 million (compared with $8.5 million during 2015 and $6.5 million during 2014) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $11.8 million (compared with $10.8 million during 2015 and $6.0 million during 2014) was expended upon various facilities of the Company’s subsidiaries outside Israel.

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

4.B Business Overview

(a) General

Company Overview

We are a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. We provide cutting-edge solutions for use in the manufacture of PCBs, FPDs and SDs, designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes.

Our core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). We refer to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’.

For over 30 years, we have built our global installed base of systems at customers that include leading PCB manufacturers, practically all FPD manufacturers and multiple customers at independent semiconductor and microelectronic device manufacturers, foundries and outsourced semiconductor assembly and test (“OSAT”) manufacturers, for whom our solutions are designed to enable cutting-edge production processes, optimize production yields, improve throughput and increase production process cost effectiveness.

We offer technologically advanced, end-to-end yield-enhancing and process-enabling solutions to address various manufacturing stages of PCBs, FPDs, SDs and other electronic components. Our products include AOI, AOS, DI, digital printing, laser drilling, laser plotters, CAM and engineering solutions for PCB and additional adjacent electronics component manufacturing, as well as AOI, test, repair and process monitoring systems for FPD manufacturing and vacuum process tools for Etch, PVD, molecular vapor deposition (“MVD”) and CVD solutions for SD manufacturing. We also develop and market products for the deposition of thin film coating on crystalline silicon photovoltaic wafers for solar energy panels. In addition, we develop and market character recognition solutions and services, primarily to banks, financial and other payment processing institutions, for use in check and healthcare payment processing. Approximately 35.5%, 28%, 34%, 0.5% and 2% of our 2016 revenues was derived from the sale of products and services in our PCB, FPD, SD, solar energy and character recognition businesses, respectively.

Consumer end markets have been experiencing a fundamental shift in technology complexity, driven primarily by the proliferation of high-end mobile devices (such as smartphones, tablets and wearable devices) and automotive devices, as well as by the demand for large area FPDs such as large-size LCD televisions and OLED displays. The fast-paced growth of IoT services is expected to continue to further accelerate this shift as more devices become connected and dependent upon other electronic devices. This shift has emphasized the importance of new production technologies, as well as production quality and yield management, since ever-increasing production complexities require superior processes and yield controls in order to maintain production costs for new devices at levels comparable to those of the less technologically advanced devices of the past.

We sell our solutions to PCB manufacturers globally and, as of December 31, 2016, we had an installed base (excluding CAM and engineering solutions designed and developed by Frontline) of approximately 13,200 PCB systems. Our FPD customers include the major display manufacturers and, as of December 31, 2016, we had an installed base of approximately 1,830 FPD systems. Our SD customers include SD manufacturers, foundries, OSAT providers and research institutes and, as of December 31, 2016, we had an active installed base of approximately 6,600 SD modules in production worldwide.

Our customers are able enter into various service and maintenance arrangements to take effect after the expiration of the applicable product warranty period. These include fixed service and maintenance agreements, as well as utilization-based service arrangements, pursuant to which we may provide time and materials support through project managers, process engineering, man-on-site, on-call arrangements or otherwise. In addition, customers may purchase upgrades and/or refurbishment services from us. We believe that our proximity to our customers, together with our large installed base of products and ongoing service arrangements, enables us to understand and address our customers’ rapidly changing technological and capacity needs. Approximately 27% of our 2016 revenues was derived from the service and support of our installed base of products.

We have long maintained our leadership position, with a specific focus on the high-end industry segments. We believe that we have, for over 30 years, consistently been at the forefront of most key technological cycles in the industries served by our products by continually investing in research and development and by working with our customers to understand their current and anticipated technological requirements. As of December 31, 2016, our intellectual property portfolio consisted of approximately 1,126 patents and patent applications worldwide. Our yield-enhancing and process-enabling solutions are designed to increase our customers’ production yields and reduce their costs.

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

Industry Trends

Current trends in smart mobile devices, automotive electronics, flexible applications and devices, wearable devices, high-performance computing, televisions and the IoT are expected to drive the need for production, inspection, test and repair solutions that are able to address the cutting-edge technology embedded in these types of electronic products. We believe that strong growth in key consumer end markets will drive the need for more advanced manufacturing combined with yield-enhancement capabilities to contain costs and that this need will lead manufacturers to make significant capital investments over time. We believe that the potential key growth elements are:

•	increased and new demand for smart mobile devices such as smartphones, tablets and other mobile connected devices that require complex and high performance components, the growing need for electrical components for use in automotive applications related to safety, power management, communication and infotainment, and the emergence of so-called ‘Industry 4.0’ automated factories;

•	increased and new demand for larger size televisions incorporating advanced features such as high definition, wide color gamut, ultra slim, high dynamic range and curved screens; and growing demand for OLED devices such as smartphones, tablets and other mobile connected devices, requiring new flat and flexible displays with more power efficient, low cost FPDs across a number of sectors, such as consumer electronics, communications, healthcare, automotive, government and industrial applications; and

•	increased and new demand for slimmer, lower weight, mobile and wearable devices with greater functionality condensed into smaller physical spaces (or form factors), as well as growing demand for sensors, advanced packaging, power and displays.

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

In addition, with the IoT expected to be a key growth driver in the near term, we believe that this trend will create new opportunities for SDs and PCBs, particularly in MEMS applications and advanced packaging related to IoT module and infrastructure. Since our systems and solutions impact the production of virtually all electronic devices on a global basis, the growth of the IoT and the increased connectivity and communication expected to be generated throughout the electronics industry will trigger and drive growth in our Production Solutions for the Electronics Industry segment.

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

Flat Panel Displays

The demand for high definition, ultra-high definition and zero defect televisions and mobile devices requires FPD manufacturers to develop more complex panel designs and to implement tighter production process controls. The inspection of LCDs and OLED displays poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multilayered structure and high-density features and the fine nature of potential defects. LCD and OLED inspection, test and repair processes must also match the high production speeds of LCD facilities, a task made more challenging by the fact that LCD and OLED manufacturers have been utilizing high resolution for new complex displays.

Flexible displays based on active matrix OLED are an important driver for the growth of the FPD industry. While the Company’s FPD solutions have traditionally been utilized for the array backplane, the flexible applications manufacturing process requires additional inspection, test and repair points throughout the production line.

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

Semiconductor Devices

Consumer products continue to include more functionality (such as speed, photographic resolution and data streaming, among other functions) packed into smaller volumes. The direction throughout the semiconductor industry is to continue to strive towards further miniaturization of the semiconductor devices used in these consumer products. New semiconductor device technologies and architectures in this field are also driven by a persistent impetus to lower costs. For example, since 2015 Fan-Out Wafer Level Packaging (“FOWLP”) has been the fastest growing packaging platform in the industry, since it allows for miniaturization, lower costs and higher input/output density than traditional intra-connect technologies for many mid-end devices used in products such as smartphones.

By contrast, for some of the highest bandwidth devices, other new technologies, such as 2.5 and 3D packages that employ Through Silicon Vias (“TSV”s), are gaining prominence.

Our equipment is used in these segments, and many others, such as PVD for FOWLP and etch and thin film deposition equipment for TSVs.

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

Similar demand for our solutions, in particular etch solutions, is created by the growing use of MEMS in products such as smartphones and automobiles. Certain newer devices (known a ‘PiezoMEMS’) that are considered superior to traditional capacitance MEMS require deposition of a special material (for instance, aluminium nitride) during their manufacture, which is achieved using PVD systems.

The high growth rate of RF devices is driven by smartphone growth and use of multiple frequencies, as well as by the rapidly expanding field of IoT. Our broad range of etch, PVD and CVD equipment provides our customers with differentiated, and what we believe in some cases to be ‘must have’, solutions that serve critical requirements in these areas.

Power management is a strategic area of semiconductor investment, being pivotal to the global mandate of reducing CO2 emissions. In the automotive, industrial and renewable energy sectors, smart power management devices are used to stabilize energy demand, to switch devices to idle when not actively required and to minimize losses. Our deposition and etch systems are used by some of the world’s largest manufacturers of power devices.

Reportable Segments

As of December 31, 2016, the Company had three reportable segments: Production Solutions for the Electronics Industry, which, in the year ended December 31, 2016, accounted for approximately 97.5% of the Company’s revenues; Solar Energy, which, in the year ended December 31, 2016, accounted for approximately 0.5% of the Company’s revenues; and Recognition Software, which, in the year ended December 31, 2016, accounted for approximately 2% of the Company’s revenues. Our Production Solutions for the Electronics Industry segment includes our PCB, FPD, and SD businesses because they share certain fundamental and long-term economic characteristics and therefore qualify for aggregation. See Note 14 to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

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

Technological innovation. For over 30 years, we have consistently been first to market in most key technological cycles by continually investing in research and development. A large portion of our 2016 annual revenues from product sales was derived from products and/or models introduced in the previous two to three years, which we believe reflects the success of our ongoing efforts to innovate. In 2016, we continued our trend of technological innovation by releasing such products as our AOS solution, the Precise™ 800 and the new DI solution for advanced HDI, including modified semi-additive process (“mSAP”) production, the NuvogoTM Fine, as well as our new plasma dicing platform, the Mosaic Rapier-300S. These technologies allow us to offer highly differentiated, superior performing solutions. Our technological creativity enables us to sustain our strong competitive position and remain at the forefront of each industry we serve.

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

The key elements of our growth strategy are:

Organic expansion. We will enhance our current product offerings and develop new generations of cutting-edge technologies and solutions designed to meet the existing and anticipated needs of our customers as their products and manufacturing processes become increasingly complex. In addition, we believe that our combined PCB, FPD and SD businesses will generate significant cross-selling opportunities with existing and new customers, thereby enabling us to extend our existing product offering. Furthermore, we believe an opportunity exists to leverage our position with leading manufacturers in the semiconductor industry by commercializing our core technologies in these industries. We therefore plan to utilize our core competencies in machine vision, electro-optics, precision mechanics, artificial intelligence, imaging technologies, plasma source and vacuum technologies to reach additional customers in existing and new industries and to expand into new applications.

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

Our AOI systems use our proprietary machine vision, electro-optics, precision mechanics, artificial intelligence and imaging technologies to detect automatically flaws and defects in products being manufactured by PCB, other electronic component and FPD manufacturers. Some of our AOI systems incorporate several parallel methods of inspection, utilizing pre-programmed algorithms and data stored in a computer-aided design/

computer-aided manufacture (“CAD/CAM”) database to maximize the probability of defect detection and minimize the rate of false calls. The proprietary structure of the electronic logic unit enables parallel processing, a requirement for performing defect detection tasks in real time, which, in turn, is one of the key factors in attaining the high throughput achieved by our systems.

Our AOS products employ advanced optics systems and image acquisition and processing techniques, combined with high-performance, high-power laser control, to achieve highly accurate, repeatable and reliable results for advanced PCB applications, which cannot be replicated in manual repair processes. In 2016, we expanded our AOS solutions with the introduction of AOS products having the capability of shaping missing copper on PCBs during production. For more information about the critical nature of our solutions, see Risk Factors (g) and (z).

Our inkjet solutions, which enable digital printing of non-functional patterns (known as legends) on PCBs and other substrates during the production process, are designed to replace the traditional analog, silkscreen printing and photolithography processes. They also offer additional applications in the PCB industry and for advanced packaging and other electronics manufacturing processes, such as printing (or ‘marking’) the chip name or chip description over the chip package, depositing isolation layers and additive printing. Our inkjet printers utilize a digital, non-contact, dot-matrix printing technology to release droplets of ink from a small aperture directly to a specified position on a given media to create the required image.

Our UV laser drilling systems are used to achieve the small holes or ‘vias’ required for the most advanced PCBs, integrated circuit (“IC”) substrates (also known as chip carriers), advanced packaging and certain ceramic board applications, at a quality superior to that achievable by traditional mechanical drills or CO2 lasers. A typical PCB or IC substrate panel can include hundreds of thousands of vias. Our UV laser drilling systems enable IC substrate manufacturers to drill several thousands of vias per second with very high levels of position accuracy and drilling quality, through a wide variety of laminate and metal layers enabling them, in turn, to keep pace with the most up-to-date technology trends in IC substrate manufacturing.

Our FPD test systems utilize advanced digital imaging technology which enables LCD and OLED manufacturers to conduct electrical testing of glass and polymer based panels, based on examination and testing of their functionality, to identify defects, while our FPD repair systems utilize sophisticated laser technology to repair identified defects during the various stages of the cell and array manufacturing process. These systems allow manufacturers to reduce overall cost of materials and improve throughput significantly.

The CAM and engineering solutions which we market facilitate automation and integration of the design, tooling, production data and inspection needs associated with PCB production. These software solutions streamline the transfer of complex designs from the designer of the PCB to the production floor and enable system operators to perform a wide range of data-related operations.

Our PVD systems deposit metal and metal compound thin films for various applications in Advanced Packaging, power, MEMS and RF. In Advanced Packaging, we deposit the interconnect layers that transfer signals from the chip to the outside world. In RF and MEMS applications, we deposit highly oriented piezoelectric layers that convert mechanic strain into electric signals for filters and next generation microphones. In the power segment, we help form switches by depositing conducting layers on to the front and back of power management devices.

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

Although most of the Company’s AOI, AOS, DI, VF, inkjet, CAM and production technologies and solutions are intended for use by manufacturers of PCBs, some versions of these products have been adapted for use by manufacturers of other electronic components such as manufacturers of touch screen modules and integrated circuit assemblers.

•	Flat Panel Displays

FPDs, which include LCDs, OLED displays and other types of displays, are presently used for laptop and desktop computers, tablets, televisions, smartphones, public displays, automotive displays, digital and video cameras, virtual reality and augmented reality and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications.

The most common FPD technology currently in use is the thin film transistor (“TFT”) LCD (which are also known as ‘active matrix’ LCDs), and we believe that this technology will maintain its position of major importance in the foreseeable future. TFT LCDs enable the production of high resolution, high performance displays. Recent growing trends suggest that promising developments in OLED technology may in the future lead to a replacement of TFT-LCDs by OLED displays, which are capable of producing faster response time and brighter colors in consumer devices such as televisions, smartphones, tablets and, potentially in the future, flexible devices, and offer potential savings in material costs to manufacturers and lower energy costs to consumers. However, the transition from LCDs to OLED displays is taking place gradually, as the manufacturing challenges of OLED technology are incrementally overcome. Currently, OLEDs offer a potential business opportunity for the Company, as the need for the Company’s inspection, testing and repair solutions for use in the production of these displays increases.

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

Semiconductor packaging refers to the process steps that form the protective enclosure around a finished chip and create the external connections for input/output. Consumer demand for smaller, faster and more powerful mobile electronics is driving the development of newer semiconductor packaging approaches. One such approach is the use of solder bumping schemes on the full wafer to produce dense, small form factor packages;

increasingly favored over the traditional die level wire bonding. Another approach is the creation of TSVs, which provide interconnect capability for die-to-die stacking for three dimensional integrated circuits (“3D IC”s) or closely spaced chip by chip assembly on interposers (“2.5D”). The rapidly-growing segment for FOWLP embeds known good die in an epoxy substrate, increasing the area available for high density connections while keeping to an absolute minimum the consumption of expensive silicon. Packaging solutions making use of these newer approaches are collectively known as ‘Advanced Packaging’.

These technologies are currently being developed and implemented across a broad range of device types and have the potential to reduce the form-factors, increase performance and enable heterogeneous integration of dissimilar devices, such as logic/microprocessors on top of memory and on top of MEMS devices. The Company offers equipment for the three Advanced Packaging technology types: TSV front end, TSV back end (Via last, and Via Reveal), and bumping (UBM/RDL) across three process technologies: Etch, PVD and CVD. Etch, CVD and PVD systems are used in the 2.5D and 3.0D packaging generations, while the PVD tool is also used in wafers level flip chip and fanout packaging activities.

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

(e) Our Applications and Products

We enable the ‘Language of Electronics’ through the design, development, manufacture and sale of DI, AOI, repair, imaging, laser drilling, and pre-production products for use in the manufacture of PCBs and adjacent electronic components manufacturing, AOI, test, repair and yield-enhancement systems for use in the manufacture of FPDs, Etch, PVD and CVD solutions for SDs, products for the deposition by PECVD of thin film coating on crystalline silicon photovoltaic wafers for solar energy panels and automatic check reading and healthcare payment automation solutions and related forms processing enabled through recognition software. We also market CAM and engineering solutions for PCB production which are designed and developed by Frontline.

The following table provides an overview of our target industries and our key applications and products offerings:

Our Target Industries	Our Applications	Our Product Offerings

PCB	AOI	Discovery II Fusion Ultra Fusion Verismart and Verifine
	AOS	PerFix Ultra PerFix Precise 800
Imaging
	• Plotting	LP 9
	• Direct Imaging	Paragon Paragon Ultra Paragon-Xpress Nuvogo family Diamond 8 (for solder mask)
	• Digital Printing	Sprint family
	Laser Drilling	Emerald
Pre-Production
	• CAM	InCAM Genesis 2000 GenFlex
	• Engineering	InPlan InStack InPlan-Flex InCoupon InSolver InSight PCB
FPD	AOI	SuperVision FPI-6000 Series Quantum family
	Test	ArrayChecker Accelon
	Repair	ArraySaver Prism
	Yield Management Systems	EYES-2020
Semiconductor	Etch	Omega fxP Versalis fxP Mosaic fxP
	CVD	Delta fxP Versalis fxP
	PVD	Sigma fxP Versalis fxP
	Release Etch	Primaxx/Xactix fxP MVD 100, 150, 300
Solar/Photovoltaic	Thin Film Coating	Aurora PECVD
	Check Processing	Accura XV
Apex
Recognition Solutions		Automation Services
Sereno
	Healthcare Payment Automation	P2Post E2Post

Our PCB Applications and Products

Our PCB-AOI products are of particular value to manufacturers of fine-line, advanced PCBs (where defects are especially difficult to detect) and of multilayered PCBs (where the cost of undetected defects is very high) because they enable manufacturers to trace the source of defects in their manufacturing processes and increase their yield of usable finished products. Our PCB-AOS products are capable of repairing PCBs by removing excess copper from places that cannot be accessed by the use of a scalpel or other manual instrument, such as shorts on materials that are too thin to be treated by scalpel repair or in spaces between lines that are virtually invisible to the human eye. In 2016, we introduced the Precise 800, AOS system, which offers a three-dimensional copper shaping function capable of adding copper in defects such as opens during PCB fabrication. This complements the Company’s excess copper extraction offerings, thus creating a full suite of AOS yield improvement solutions. In addition, the capability of our digital production solutions, such as DI, digital printing and UV laser drilling, to adapt production data and thereby compensate for random production process inaccuracies enables manufacturers to improve their yield in the production of these complex boards. Our pre-production software solutions improve the speed and accuracy of the PCB engineering process, optimize production processes, improve production data/tools and reduce the cost of manufacturing, all by utilizing state-of-the-art design to manufacturing software algorithms and electronic rules. Our products for additional adjacent advanced electronics manufacturing essentially perform similar functions as our AOI, AOS, DI, digital printing and CAM products, but on different materials and for different applications.

In the year ended December 31, 2016, our PCB product lines, including those for additional adjacent electronics component manufacturing, accounted for approximately $286.9 million of revenues (including approximately $116.6 million related to service and support of those products), representing approximately 35.5% of our revenues. This compared with approximately $255.5 million of revenues (including approximately $114.4 million related to service and support of those products), representing approximately 34% of our revenues, in the year ended December 31, 2015, and approximately $286.2 million of revenues (including approximately $115.2 million related to service and support of those products), representing approximately 49% of our revenues, in the year ended December 31, 2014.

(i) PCB-AOI

PCB-AOI systems are computerized, electro-optical systems for inspection and identification of defects in the artwork design master, production phototools and PCBs at various stages of production. Our PCB-AOI systems are designed for easy integration into the production processes of most PCB manufacturing facilities, as well as for flexibility, easy upgradeability, operational simplicity and ease of maintenance and do not generally require highly specialized skills or experience to operate. Our PCB-AOI offering includes the Fusion series and the Discovery II series of AOI systems. The Fusion can handle resolutions down to 5 microns (Ultra Fusion 600 model) at high throughput, and provides enhanced detection on semi-transparent and multi-colored substrates.

(ii) AOS Systems and Verification and Repair Stations

AOS systems are designed to address certain limitations inherent in the manual repair of PCBs, by enabling the automatic shaping of defects in PCB production, such as excess copper (known as ‘shorts’) and missing copper (known as ‘opens’), thereby minimizing the scrapping of unusable panels during the manufacturing process and enabling a significant reduction in manufacturers’ overall manufacturing costs. Our AOS products employ advanced image acquisition and image processing techniques, combined with high-performance laser control, to ablate the excess conductor material, or add copper where missing, thereby achieving highly accurate, repeatable and reliable results, particularly for advanced PCB applications, which cannot be replicated in manual repair processes. The AOS PerFix series, which was the first system to offer an automated shaping solution for shorts, was complemented in 2016 by the introduction of the Precise 800 which offers the capability of depositing additional copper to shape open defects in PCBs. This powerful combination of solutions for both shorts and opens without manual intervention, offers substantial added value to customers, enabling them to increase production yields without sacrificing manufacturing quality standards.

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

In 2016, the Company introduced additional DI solutions as part of the Nuvogo Family: the Nuvogo Fine 8 and the Nuvogo Fine 10, which are designed for advanced applications such as HDI and mSAP manufacturing technologies. These next-generation DI systems are capable of imaging on almost any resist type, thereby allowing maximum flexibility to PCB makers. Powered by the Company’s proprietary MultiWave Laser Technology™, Nuvogo™ Fine generates a multi wavelength laser beam for optimal precision of fine line structure. This enables PCB manufacturers to choose lower-cost resist types whenever possible in order to reduce overall operating costs. In addition, we have expanded the range of Nuvogo Models to include the Nuvogo 750 and the Nuvogo 780, both of which have been developed for use in the production of multilayered PCBs.

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

Occasionally, adapted versions of the Company’s AOI, AOS, imaging, inkjet, laser drilling and CAM solutions are offered for use by manufacturers of other electronic components, including, among others, manufacturers of touch screen modules, ceramics, advanced packaging and chemical milling.

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

In the year ended December 31, 2016, our FPD product lines accounted for approximately $225.9 million of revenues (including approximately $40.8 million related to service and support of such products), representing approximately 28% of our revenues. This compared with approximately $204.9 million of revenues (including approximately $38.8 million related to service and support of those products), representing approximately 28% of our revenues, in the year ended December 31, 2015, and approximately $160.8 million of revenues (including approximately $35.1 million related to service and support of those products), representing approximately 28% of our revenues, in the year ended December 31, 2014.

(i) FPD-AOI and Value Added Applications

We offer a variety of inline and offline FPD-AOI systems that includes the Quantum Series, which was introduced in 2014, the SuperVision Series and the FPI-6000 Series. The Quantum FPD-AOI system is the first to offer to the FPD industry multi-modality imaging technology, which enables manufacturers to undertake multiple inspections in a single scan, thereby identifying and classifying, with high accuracy, previously undetectable defects and facilitating the production of high quality products at greatly improved yields. The Quantum offers high resolution inspection, high throughput and rapid image capture capabilities for sixth through eighth generation glass substrates. The SuperVision series supports fourth through eighth generation glass substrates. The latest models of the Quantum and SuperVision series address the highly specialized inspection requirements of low temperature poly silicon and oxide-TFT backplanes for high-resolution, three dimensional and OLED displays. The FPI-6000 series systems, which supports up to fifth generation glass substrates, complement and expand the range of our FPD-AOI systems by employing high resolution optics and specific algorithms to achieve inspection capabilities required for very intricate mobile devices, thus broadening the scope of inspection solutions that we are able to offer to manufacturers of LCDs and OLEDs intended for use in mobile devices.

In addition, we offer complementary features to our FPD-AOI systems that include: Multi Modality Classification, Mobile and Large Displays Peripheral Inspection (“MDPI/LDPI”), Variable Pattern Inspection (“VPI”), Advanced Video Classification (“AVC”), in-scan classification (“ISC”), Digital Macro (“DM”) inspection and Critical Dimension and Overlay Measurement (“CDO”). Peripheral Inspection provides full inspection coverage of the non-repetitive pattern of the peripheral area of the panel and features a simple setup. VPI enables the inspection of active area pixel patterns that occur in multiple pitches, such as those used in in-cell touch and hybrid touch displays. AVC and ISC both employ high quality scan and microscopic review to enable the automatic classification of defects identified by our FPD-AOI systems during the scanning process. DM inspection and warning are optional add-on features which obviate the need for manufacturers to purchase a separate, stand-alone macro inspection system. CDO is an optional add-on feature which enables accurate measurement of critical elements on the glass panel, such as conductor widths and layer to layer registration.

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

(iii) FPD Repair

The ProcessSaver advanced repair systems utilize a highly specialized combination of fast steering mirror (FSM) technology and a new laser source which, together, provide advanced capabilities in the repair of high resolution displays, enabling the extremely rapid cutting of even very complex patterns and shapes while maintaining consistently high accuracy.

(iv) Yield Management Systems

Our EYES-2020 offers an enhanced process monitoring system providing effective defect data analysis. It enables accurate process control, virtually in real time, and improves yields by automatically counting, accumulating and analyzing AOI-generated defect data.

We believe that the combination of our AOI, test, repair and yield management systems allows LCD and OLED manufacturers to achieve high quality, comprehensive and reliable process control.

Our SD Applications and Products

Our SD products include etch and deposition equipment designed to facilitate the advanced packaging of semiconductors and to provide advanced wafer processing technologies for the micro-electronics industry. End-market applications include Advanced Packaging, MEMS, light emitting diodes (“LED”s), high speed RF devices ICs and power semiconductors.

In the year ended December 31, 2016, our SD product lines accounted for approximately $273.5 million of revenues (including approximately $51.7 million related to service and support of such products), representing approximately 34% of our revenues. This compared with approximately $262.2 million of revenues (including approximately $54.0 million related to service and support of those products), representing approximately 35% of our revenues, in the year ended December 31, 2015. In the period from August 7, 2014 (the date of the SPTS Acquisition) to December 31, 2014, our SD product lines accounted for approximately $110.6 million of revenues (including approximately $22.0 million related to service and support of such products), representing approximately 19% of our total revenues for the year ended December 31, 2014.

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

FOWLP and embedded chips are relatively new platforms. After interconnect fabrication and separation, known good die are embedded into an epoxy mold based substrate. Wiring is then formed on top of the substrate to connect die. FOWLP produce very thin, high density packages at low cost. The Company serves the FOWLP/embedded chips segment with deposition, etch and laser drill products.

For the Company, bumping and wiring on wafer level packages is predominantly a PVD activity and represents its largest business in Advanced Packaging.

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

The Company is also engaged in plasma dicing, a new approach to die singulation that has benefits for makers of very small and/or very thin die. Die singulation by plasma etch is less damaging than the traditional techniques of mechanical saw or laser, allowing circuit designers to place dies closer together thereby increasing die count per wafer. Dies separated by plasma exhibit at least twice the strength of dies singulated by laser or saw, and are therefore attractive to manufacturers seeking to integrate very thin die into a stacked die package.

(ii) MEMS

MEMS are present in virtually all consumer devices in use today, and can be separated into four main categories of devices: accelerometers; gyroscopes; pressure sensors; and microphones. These four devices, collectively, account for over 80% of the global MEMS market. The main trend in MEMS is die shrink, meaning the incorporation of more units into a given space. The MEMS segment is expected to continue to grow even during down cycles in the rest of the semiconductor industry. New areas of growth that are expected to emerge are in the medical fields (self-analysis, fitness), automotive (autonomous cars), wearables (energy converters), virtual reality and the IoT. The Company serves the MEMS segment mainly with etching solutions but also with PVD and CVD solutions.

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

In the year ended December 31, 2016, our solar energy product lines accounted for approximately $5.8 million of revenues (including approximately $2.6 million related to service and support of those products), representing approximately 0.5% of our revenues. This compared with approximately $15.6 million of revenues (including approximately $1.7 million related to service and support of those products), representing approximately 2% of our revenues, in the year ended December 31, 2015, and approximately $11.9 million of revenues (including approximately $0.7 million related to service and support of those products), representing approximately 2% of our revenues, in the year ended December 31, 2014.

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

In the year ended December 31, 2016, our recognition software product lines accounted for approximately $14.3 million of revenues (including approximately $6.3 million related to service and support of those products), representing approximately 2% of our revenues. This compared with approximately $14.3 million of revenues (including approximately $6.3 million related to service and support of those products), representing approximately 2% of our revenues, in the year ended December 31, 2015, and approximately $13.2 million of revenues (including approximately $5.8 million related to service and support of those products), representing approximately 2% of our revenues, in the year ended December 31, 2014.

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

The competitive landscape we face in our SD business is also highly sectionalized within each of the target application segments. We may compete with different divisions of industrial corporations, or with companies that are local providers of etch and deposition equipment for Advanced Packaging, MEMS, power semiconductors, RF, ICs and LEDs. Our main competitors in Advanced Packaging include: for etch TSV and via reveal: Lam Research, Applied Materials and AMEC; for PVD Under Bump Metallization (UBM) and wiring: Evatech and Applied Materials; and for CVD via isolation and via reveal passivation: Applied Materials and Lam Research. Our main competitors in MEMS include: for DRIE etch: Lam Research; for release etch: MEMSTAR; and for PVD: Evatech. Our main competitors in specialty semiconductors (power, RF, LED, etc.) include: for power interconnects: Applied Materials and Evatech; for RF SAW and BAW; Evatech and Advanced Modular Systems; and for RF IC: PlasmaTherm.

(g) Product Research and Development

We deploy our core technology platforms across various product families and applications in order to maximize the impact of our research, development and engineering investments, to increase economies of scale and to apply our technology-specific expertise across multiple consumer end markets.

Our global engineering team of 643 scientists and engineers dedicated to product research, development and engineering works closely with our customers to meet and anticipate their evolving requirements and new product introductions.

We believe that continued, focused investment in research, development and engineering activities are critical to our future growth and to maintaining our leadership position. We continue to invest in research and development in order to better serve our customers with advanced yield-enhancement and process-enabling solutions. Our research and development investment accounted for approximately 13%, 14% and 15% of our total revenues in the years ended December 31, 2016, 2015 and 2014, respectively. Our research and development and engineering investments enable us to consistently provide innovative, ‘first to market’ and high quality products.

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

Orbograph, utilizing Orbotech, Inc. as its distributor, markets and sells its processing products and services, both directly and through system integrators, to banks, financial, healthcare and other payment and forms processing institutions, principally in North America.

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

(j) Backlog and Bookings

The Company refers to ‘backlog’ as the Dollar value of purchase arrangements with customers, effective, as of a given point in time, that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty. The Company’s backlog consists of these arrangements with assigned shipment dates expected within the ensuing three to 12 months. The Company does not include service revenues in its determination of orders for this purpose. By contrast, the Company refers to ‘bookings’ as the accumulation of such purchase arrangements over a given period. Bookings can be inconsistent and may fluctuate significantly throughout the year.

As of December 31, 2016, the Company’s backlog totaled approximately $156.4 million, the large majority of which was in its FPD business. The mix of components comprising the Company’s backlog as of December 31, 2016 will not necessarily correspond to that of the Company’s sales in the period following. Additionally, given the short lead times in the PCB and SD industries, backlog attributable to these parts of the Company’s business are generally lower, in relative terms, than their respective contribution to revenues. See Item 3 - Key Information - Risk Factor (h).

(k) Additional Considerations Relating to the Company’s Operations in Israel and in Wales

The Company is incorporated under the laws of the State of Israel and its headquarters, as well as substantial research and development and production facilities, are located in Israel.

The Company benefits from certain government programs and tax legislation, particularly as a result of the ‘Approved Enterprise’, ‘Benefiting Enterprise’ or ‘Preferred Enterprise’ status of a significant portion of the Company’s existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an “Approved Enterprise”, a “Benefiting Enterprise”, a “Preferred Enterprise” and the “Investment Law”, respectively). Pursuant to these programs and legislation, a significant portion of the Company’s income is currently taxed at reduced rates. During 2013, the benefits period applicable to the last of the Company’s Approved Enterprises expired. To be eligible for these benefits, the Company needs to meet certain conditions. Should the Company fail to meet such conditions, these benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. The Company also benefits from a Government of Israel program under which it receives grants from the IIA for the development of generic technologies without incurring any royalty obligations. See Item 5 - Operating and Financial Review and Prospects - Research and Development, Patents and Licenses, etc. - Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. For further information see Item 5 - Operating and Financial Review and Prospects - Operating Results - Critical Accounting Policies and Estimates - Taxes on Income; and Note 11 to the Financial Statements.

The termination or curtailment of these programs or the loss or reduction of benefits under the Investment Law could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s SD business is operated through SPTS, which currently benefits, and has in the past benefitted, from certain grant funding and match funding to companies located in Wales to assist projects to be undertaken and/or to safeguard employment, which is made available upon and subject to certain terms and conditions. These programs and funding may be terminated in the future or the available benefits may be reduced or impacted, either generally, as a result of the Brexit process or otherwise, or should, including, among other possible circumstances, SPTS become ineligible to receive such funding by failing to meet the grant funding conditions. In such event, the full costs of any such research and development projects would need to be undertaken and borne by SPTS, and SPTS may be required to repay grant awards that have previously been received.

For more information about the above considerations and the risks associated with the Company’s operations in Israel and in Wales, see Item 3 - Key Information - Risk Factors (q) and (r).

4.C Organizational Structure

The Company’s corporate headquarters, executive and registered offices, as well its main research and development, engineering and manufacturing facilities, are located in Yavne, Israel. Orbotech, Inc., a U.S. subsidiary of Orbotech Ltd., maintains its offices in Billerica, Massachusetts. PDI and OLTS operate in San Jose, California. The Company’s European operations are coordinated from Orbotech S.A., a Belgian subsidiary of Orbotech Ltd., in Brussels, and from regional offices in Germany. New System operates from offices in Gorizia, Italy. Laser Imaging Systems GmbH operates from offices in Jena, Germany. SPTS, a U.K. subsidiary of Orbotech Ltd., operates from Newport, Wales, and from regional offices or subsidiaries in Germany, France, the United States, Taiwan, Singapore, China, Malaysia and Korea. Orbotech Pacific Ltd. and Orbotech Asia Ltd., Hong Kong subsidiaries of Orbotech Ltd., operate from offices in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in China, Japan, Korea, Singapore and Taiwan. The Company’s principal Israeli subsidiary is Orbograph (owned approximately 94% by Orbotech Ltd.), which is located in Yavne, Israel. Frontline operates from offices in Rehovot, Israel. For more information about the Company’s organizational structure, see Item 19 - Exhibits - Exhibit 8.1 - List of Subsidiaries.

4.D Property, Plant and Equipment

The Company maintains substantial administrative, manufacturing, research and development, corporate sales, marketing and customer support operations in and from leased premises located in Yavne, Israel, comprising a total area of approximately 298,500 square feet with an option to lease additional space. The current lease term will expire in December 2026, and the Company has an option to extend the lease by five years (upon certain terms and conditions) and a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 479,600 square feet of floor space, which is used in connection with sales, marketing, customer support, research and development, engineering and production operations. These leases expire on various dates up to 2025. Also, three of the Company’s European subsidiaries, Orbotech S.A., New System and SPTS Technologies Limited, hold interests in real property in Brussels, Belgium, Gorizia, Italy and Newport, Wales, respectively.

The aggregate annual rental paid by the Company for all of the Company’s facilities in and outside Israel in the year ended December 31, 2016 was approximately $7.9 million, compared with $7.8 million in the year ended December 31, 2015 and $7.9 million in the year ended December 31, 2014. For further information, see Note 9a to the Financial Statements.

The Company has invested substantial sums in improving the leased properties that it occupies in order to adapt them to its various engineering and production activities. The majority of these improvements have been integrated into the leasehold facilities. As of the date of this Annual Report, the facilities available to the Company in Yavne, Israel are generally utilized on a one-shift basis in the course of the Company’s normal operations and the Company considers them to be adequate for such operations; however, the Company has the capability to expand this capacity when needed, including, as it has done in the past, by scheduling additional production shifts. The Company is not engaged in the construction or material expansion of any additional production capabilities at its facilities nor has it any present plans to relocate its Yavne facilities. The Company is not aware of any environmental issues that may affect its ability to use its facilities in any material respect.

In connection with the loans under the U.K. Facilities Agreement, the U.K. Guarantors guaranteed the obligation of the U.K. Borrowers. Those obligations are secured by security interests on certain assets of the U.K. Guarantors, who issued a debenture on June 23, 2016 (the “Debenture”) pursuant to which they created a floating charge on all of their respective assets, other than certain excluded assets, and a fixed charge on certain assets including, without limitation, the property in Newport, Wales, certain intellectual property, their goodwill and shareholdings in subsidiaries. For a description of the U.K. Facilities Agreement, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources and Item 10 - Additional Information - Material Contracts.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

This Item 5 should be read in conjunction with, and is qualified by, the information included in Item 3 - Key Information - Risk Factors.

5.A Operating Results

(a) General

Orbotech Ltd. is an Israeli corporation. The Company is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. The Company provides cutting-edge solutions for use in the manufacture of PCBs, FPDs and SD, designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes.

The Company’s core business lies in enabling electronic device manufacturers to inspect and understand PCBs and FPDs to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’.

The Company consummated the SPTS Acquisition on the SPTS Closing Date, from which time the results of operations of SPTS were included in the Company’s consolidated results of operations. The Company has three reportable segments:

(i) Production Solutions for the Electronics Industry, which comprises the design, development, manufacture, marketing and service of innovative, industry-leading, cutting-edge solutions designed to enable the production of next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. The Company’s products in this segment include: DI, AOI, AOS, VF, laser drilling tools, digital inkjet printing and other production systems used in the manufacture of PCBs; AOI, test, repair and process monitoring systems used in the manufacture of FPDs; and etch, PVD and CVD equipment for use in the manufacture of SDs, such as systems MEMS, Advanced Packaging, power and RF devices and HBLED devices. The Company also markets CAM and engineering solutions for PCB production, revenues from which are not included in the Production Solutions for the Electronics Industry reporting segment.

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

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In the years ended December 31, 2016, 2015 and 2014, revenues derived from sales of the Company’s products constituted approximately 73%, 71% and 69%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During the years ended December 31, 2016, 2015 and 2014, approximately 97.5%, 96% and 96%, respectively, of revenues from both product sales and service were derived from product lines related to the Company’s Production Solutions for the Electronics Industry segment, approximately 0.5%, 2% and 2%, respectively, were derived from product lines related to its Solar Energy segment and approximately 2% each year were derived from product lines related to its Recognition Software segment. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. A significant portion of the

Company’s revenues is derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. As the Company’s installed base of products grows, service revenues are also generally expected to increase. See Note 14a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

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

(b) Matters Affecting the Comparability of Results

On the SPTS Closing Date the Company completed its acquisition of SPTS for $375.1 million in cash and entered into a term loan credit facility in an aggregate principal amount of $300.0 million to finance the SPTS Acquisition pursuant to the JPMorgan Credit Agreement. On June 23, 2016, in connection with the 2016 Offering and a refinancing of its debt, the Company borrowed $110.0 million under the Term Loan, repaid in full, and terminated and retired, the JPMorgan Credit Agreement and recorded a charge of $6.2 million associated with such termination and retirement. The Company issued and sold 3,850,000 Ordinary Shares in the 2016 Offering; accordingly, as of December 31, 2016, the Company had 47,808,453 Ordinary Shares outstanding. As of December 31, 2016, the Company had $90.0 million of principal outstanding indebtedness under the Term Loan and its anticipated fiscal year 2017 debt service payment obligations are $16.4 million of principal (consisting of scheduled amortization reduced due to a prepayment of $20.0 million in December 2016 and, based on the applicable interest rate at December 31, 2016, approximately $2.4 million in interest). For a discussion of the risks associated with period-to-period fluctuations and comparisons, see Item 3 - Key Information - Risk Factor (d). The U.K. Borrowers are required to make amortization payments in annual installments. For additional information regarding the U.K. Facilities Agreement and the Term Loan, see Liquidity and Capital Resources - Term Loan and Revolving Credit Facility.

The Company’s results for the years ended December 31, 2016 and 2015 each reflect the full year effect of the SPTS Acquisition. Generally, the inclusion of the financial results of the operations of SPTS from the SPTS Closing Date had a significant effect on the consolidated results of operations of the Company for the year ended December 31, 2014, with $110.6 million of the Company’s 2014 revenues being attributable to SPTS reflected in the results for the Company’s SD business. In addition, the Company’s consolidated results for the year ended December 31, 2014 reflected: $6.8 million of acquisition-related fees and expenses related to the SPTS Acquisition; a $6.2 million year-over-year increase in interest expense related to the incremental indebtedness incurred under the JPMorgan Credit Agreement to finance the SPTS Acquisition; an increase of $15.2 million in amortization of intangibles and an income tax benefit of $1.8 million related to the net deferred tax liabilities acquired in the SPTS Acquisition. In addition, in 2015, the Company sold the Thermal Products Business resulting in a gain of $0.63 million. The net cash proceeds of the sale were used to repay indebtedness incurred in connection with the SPTS Acquisition. For additional information regarding the impact of the SPTS Acquisition, see Note 3 to the Financial Statements.

In addition, in 2016 and 2015, currency volatility had a significant impact on the Company’s results of operations. For more information, see Item 5.A. Operating Results (g) and Item 3 - Key Information - Risk Factors.

As of January 2017, the Company became required to include the results of operations of PixCell Medical Technologies Ltd. (“PixCell”), an Israeli company developing diagnostic equipment for point-of-care hematology applications, in particular low cost, high speed complete blood count and hemoglobin level tests, in its consolidated results of operations. Accordingly, on and from the first quarter of 2017, the Company’s results will include the results of operations of PixCell. For more information on the Company’s investment in PixCell, see Item 5.B. - Liquidity and Capital Resources; (c) PixCell Investment.

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

The Company’s revenue arrangements contain multiple elements, as it grants its customers installation services and, on some of its products, a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to 12 months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the fair value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly is insignificant and is treated according to accounting principles for contingencies. After the warranty period, service revenue in respect of the Company’s systems is recognized ratably over the contractual period or as services are performed. Annual service fees are generally based on the list price of the Company’s products. It has been the Company’s experience that many of its customers elect to receive maintenance services from the Company on a continuing contractual basis after the conclusion of the warranty period.

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

(iv) Long-lived and Intangible Assets

The Company’s long-lived assets are comprised of goodwill, acquired intangible assets and property, plant and equipment. The Company’s intangible assets are comprised primarily of intellectual property and customer relations, and are being amortized on a straight-line basis over periods of five to seven years and, in some cases, up to 12 years, depending on the estimated useful life of such intangible assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used.

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

Deferred income tax provisions and benefits are based on the changes in the deferred tax asset or liability from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized. In making this determination, the Company considers factors and evidence that both support and indicate against recording a valuation allowance, and will refrain from recording a valuation allowance if the former outweigh the latter. In the event that the tax assets are not realized, income tax expense would increase or, conversely, if the valuation allowance is overestimated, the Company would benefit from a future tax credit.

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

The Company implements the applicable accounting guidance dealing with: how tax benefits for uncertain tax positions are to be recognized, measured and de-recognized in financial statements; certain disclosures of uncertain tax positions; how reserves for uncertain tax positions should be classified in the balance sheet; and transition and interim-period guidance, among other matters. Only tax positions that meet the ‘more likely than not’ recognition threshold at the effective date may be recognized or continue to be recognized according to this accounting guidance.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. While the Company believes the resulting tax balances are appropriately accounted, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to its consolidated financial statements, which could be material.

The Company has filed and/or is in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities, including local returns that are the subject of an ongoing audit. The amount of income tax the Company pays is subject to ongoing audits by the tax authorities, which often result in proposed assessments. Any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex. The Company believes that it has provided adequately for any reasonably foreseeable outcomes related to tax audits and settlement. However, future results may include favorable or unfavorable material adjustments to estimated tax liabilities in the period when the assessments are made or resolved, audits are closed or statutes of limitation on potential assessments expire.

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

Critical estimates in valuing intangible assets include but are not limited to: future expected cash flows from customer contracts; customer lists; distribution agreements and acquired developed technologies and patents; and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and difficult to predict and, as a result, actual results may differ from estimates.

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

The goodwill impairment test is applied by performing qualitative and/or quantitative assessments before calculating the fair value of the reporting unit. If, on the basis of these factors, it is not considered more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. Otherwise, goodwill impairment is tested using a two-step approach.

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

In 2016, the Company elected to perform a quantitative assessment (contrasted with the qualitative assessments it elected to perform in 2015 and 2014) for the annual goodwill impairment test. As a result of performing the annual impairment tests, on September 30, 2016, 2015 and 2014, the Company determined that there was no impairment with respect to goodwill.

(viii) Contingencies

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

(d) Newly Issued Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 1(x) to the Financial Statements.

(e) Geographical Analysis; Worldwide Economic Situation

The following table sets forth the Company’s product and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2016		2015		2014
	in thousands	% of total	in thousands	% of total	in thousands	% of total
China	$273,852	34	$223,120	30	$202,836	35
Taiwan	180,740	22	170,297	23	98,405	17
North America	108,400	13	98,387	13	87,900	15
Europe	75,300	9	108,074	14	54,004	9
Japan	59,710	8	45,044	6	44,840	8
Korea	52,900	7	59,299	8	55,607	9
Other*	55,500	7	48,296	6	39,154	7

Total	$806,402	100	$752,517	100	$582,746	100

*	mainly in the Far East.

During the year ended December 31, 2016, revenues from product sales in China continued to increase, reflecting ongoing capital expenditures during the year by PCB, FPD and SD manufacturers. The decrease in revenues in Europe reflects a trend on the part of European manufacturers towards shifting their facilities to Asia.

During the year ended December 31, 2015, revenues from product sales in Taiwan increased sharply, due mainly to increased demand for SD products for the RF and Advanced Packaging sectors, but also as a result of increased investments by FPD manufacturers. The increase in revenues generated in North America and, particularly, Europe is a reflection of the full year contribution of SPTS.

During the year ended December 31, 2014, revenues from product sales in China increased as compared with the year ended December 31, 2013, as a result of the continued capital expenditures during the year by FPD manufacturers in that country. The approximately 10% increase in the proportion of revenues generated outside Asia reflects the impact of the SPTS Acquisition on the Company’s geographical diversification.

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

The corporate tax rate in Israel, effective as of January 1, 2017, is 24%, compared with 25% in the year ended December 31, 2016 and 26.5% in the years ended December 31, 2015 and 2014. The corporate tax rate in Israel is scheduled to be further reduced, effective as of January 1, 2018, to 23%. However, the Company’s effective tax rate in the year ended December 31, 2016 was 17% (16% excluding the effect of the charges associated with the retirement of the JPMorgan Credit Agreement) due to the combination of the factors described below.

The effective tax rate of the Company is primarily influenced by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of tax loss carryforwards and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the portion of the Company’s income in Israel which is entitled to tax benefits pursuant to the Investment Law; and (d) the portion of the Company’s income which is entitled to reduced tax rates under a United Kingdom tax incentive (known as the ‘Patent Box’ regime) which is designed to encourage companies to make profits from their patents by reducing the tax payable on those profits.

The Company elected the alternative benefits route under the Investment Law with respect to its Approved Enterprises. Under this route the Company waived government grants in return for a tax exemption on undistributed income. Due to the geographic location of the Company’s facilities, such tax exemption on undistributed income applied for a limited period of two years. In the event that such tax exempt income is distributed as a dividend or a deemed dividend, the Company will be required to pay the applicable corporate tax that would otherwise have been payable on such income. During the remainder of the applicable benefits period, a corporate tax rate not exceeding 25% applied. The Company’s entitlement to such benefits was conditioned upon its compliance with the terms and conditions prescribed in the Investment Law. During 2013, the benefits period applicable to the last of the Company’s Approved Enterprises expired.

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

Additional amendments to the Investment Law became effective in January 2011 and were further amended in August 2013 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the tax rate applicable to such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during the years ended December 31, 2011 and 2012, 7% and 12.5%, respectively, in the year ended December 31, 2013, 9% and 16%, until the year ended December 31, 2016, and 7.5% and 16%, respectively, from 2017 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced income tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As of January 1, 2014, dividends distributed from Preferred Income would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld at source by the distributing company, provided, however, that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment. Orbotech Ltd. has not elected to implement the

2011 Amendment. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises as previously described, no additional tax liability will be incurred by the Company in the event of distribution of dividends from Preferred Income.

The 2011 Amendment had no material effect on the tax payable in respect of the Company’s Israeli operations during the year ended December 31, 2016.

Additional amendments to the Investment Law became effective in January 2017 (the “2017 Amendment”). Under the 2017 Amendment, and provided the conditions stipulated therein are met, income derived by Preferred Companies from ‘Preferred Technological Enterprises’ (as defined in the 2017 Amendment), would be subject to reduced corporate tax rates of 7.5% in Development Zone A and 12% elsewhere, or 6% in case of a ‘Special Preferred Technological Enterprise’ (as defined in the 2017 Amendment). A Preferred Company distributing dividends from income derived from its Preferred Technological Enterprise or Special Preferred Technological Enterprise, would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty). The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a corporate shareholder who is not an Israeli resident for tax purposes, would be subject to a 4% tax. Such taxes would generally be withheld at source by the distributing company.

The combination of the factors described above produced effective tax rates of 16% (excluding the effect of the charges associated with the retirement of the JPMorgan Credit Agreement), 14.9% (excluding the effect of the sale of the Thermal Products Business) and 8.7% for the years ended December 31, 2016, 2015 and 2014, respectively.

See Item 4 - Information on the Company - Business Overview - Additional Considerations Relating to the Company’s Operations in Israel and in Wales; Note 11 to the Financial Statements; and Operating Results - Critical Accounting Policies and Estimates - Taxes on Income.

(g) Impact of Currency Fluctuations

Because the Company’s results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which the Company operates (primarily the NIS, the GBP, the Euro, the Japanese Yen, the RMB and the Taiwanese dollar) will affect the Company’s results of operations. During the year ended December 31, 2016, on a comparative annual average basis as against the year ended December 31, 2015, the main currencies relevant to the Company’s operations strengthened (weakened) against the Dollar, as follows: the NIS by 1.2%, the GBP by (11.3)%, the Japanese Yen by 10.1%, the RMB by (6.6)%, the Euro by (0.3)% and the Taiwanese dollar by (1.5)%. In general, because the Company incurs costs in each of these jurisdictions, a decrease in the value of the local currency against the Dollar tends to have a positive effect on the Company’s profitability, though this can be partially offset by the impact on revenues that the Company earns in such currencies.

For information with respect to currency hedging programs maintained by the Company, see Item 11 - Quantitative and Qualitative Disclosures About Market Risk.

(h) Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2016	2015	2014
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	53.8	54.8	56.6
Gross profit	46.2	45.2	43.4

Operating expenses
Research and development costs:
Expenses incurred	13.9	14.4	15.7
Less - government participations	0.6	0.5	0.5
Net research and development costs	13.3	13.9	15.2

Selling, general and administrative expenses	15.4	15.6	16.5
Equity in earnings of Frontline	(0.4)	(0.8)	(1.0)
Amortization of intangible assets	3.4	4.0	3.3
SPTS Acquisition costs			1.2
Gain from the sale of the Thermal Products Business		(0.1)
Total operating expenses	31.7	32.6	35.2

Operating income	14.5	12.6	8.2

Financial expenses - net	2.6	3.1	1.5
Income before taxes on income	11.9	9.5	6.7

Taxes on income	2.0	1.8	0.6

Share in losses of an associated company	0.1	0.1	0.1
Net income	9.8	7.6	6.1

Loss attributable to the non-controlling interest	0.1
Net income attributable to Orbotech Ltd.	9.9	7.6	6.1

(i) Year Ended December 31, 2016 Compared To Year Ended December 31, 2015

The Company’s financial results for the year ended December 31, 2016 reflect, among other factors, a recovery in the Company’s PCB business following the slowdown which had been experienced in 2015. In addition, they also reflect ongoing and additional investments by FPD manufacturers, primarily in China and Taiwan, as well as continued demand for the Company’s SD solutions, mainly as a result of the adoption of advanced semiconductor packaging technologies in the manufacture of consumer electronic devices and the growing content of RF in smartphones.

Revenues from the sale and service of the Company’s equipment and software in the year ended December 31, 2016 totaled $806.4 million, compared with $752.5 million in the year ended December 31, 2015, an increase of approximately $53.9 million, or 7.2%. Service revenues in the year ended December 31, 2016 were $218.0 million, compared with $215.1 million in the year ended December 31, 2015, an increase of approximately $2.9 million, or 1.3%. These increases mainly reflected the recovery in the Company’s PCB business and the continued investments by FPD manufacturers, primarily in China and Taiwan.

Revenues from the sale and service of PCB-related equipment in the year ended December 31, 2016 were $286.9 million, compared with $255.5 million in the year ended December 31, 2015. This increase, recorded despite an overall decline during the year in the PCB industry, was achieved by providing advanced solutions that cater to changes in technology needs and support new manufacturing technologies within the PCB industry, particularly in the manufacture of advanced HDI and Flex for smart devices.

Revenues from the sale and service of FPD-related equipment in the year ended December 31, 2016 were $225.9 million, compared with $204.9 million in the year ended December 31, 2015. This increase is primarily the result of accelerated investments in OLED-flex production and continued fabrication facility expansions by FPD manufacturers in China and Taiwan to meet the growing demand for LCD televisions, tablets and mobile devices.

Revenues from the sale and service of SD equipment in the year ended December 31, 2016 were $273.5 million, compared with $262.2 million in the year ended December 31, 2015. This growth is primarily due to the adoption of FOWLP technology in the manufacture of consumer electronic devices and the growing content of RF in smartphones.

Revenues from the sale and service of the Company’s Solar Energy segment in the year ended December 31, 2016 were $5.8 million, compared with $15.6 million in the year ended December 31, 2015.

Revenues from the sale and service of the Company’s Recognition Software segment in the year ended December 31, 2016 were $14.3 million, unchanged from the $14.3 million recorded in the year ended December 31, 2015.

The increase in the cost of products sold in the year ended December 31, 2016 of $19.0 million, or 6.6%, resulted from the increase in revenues from products sold of $51.0 million. This primarily reflected the higher expenditures on materials and components, labor costs, overhead and other expenses as a result of the increased volume of products sold.

The increase in the cost of services rendered in the year ended December 31, 2016 of $2.3 million, or 1.8%, is primarily the result of the increase in the number of employees providing services.

Gross profit for the year ended December 31, 2016 was $372.4 million, or 46.2% of total revenues, compared with $339.8 million, or 45.2% of total revenues, in the year ended December 31, 2015. Gross profit for the year ended December 31, 2016 from sales of equipment was $283.9 million, or 48.3% of product sales, compared with $251.8 million, or 46.9% of product sales, during the year ended December 31, 2015. The higher gross margin is a result of the change in the mix of products sold over this period as well as the effect of the Brexit process on the exchange rate of the GBP relative to the Dollar. Gross profit for the year ended December 31, 2016 from services rendered was $88.5 million, or 40.6%, of service revenues, compared with $87.9 million, or 40.1%, of service revenues, during the year ended December 31, 2015.

Research and development costs net increased to $107.1 million in the year ended December 31, 2016 from $103.9 million in the year ended December 31, 2015, reflecting the impact of ongoing investments in product development initiatives as part of the Company’s growth strategy. During the year ended December 31, 2016, the Company received $5.3 million, compared with $4.7 million received during 2015, in royalty-free participations in its research and development expenditures, primarily from the Israeli Government and European sponsored sources.

Selling, general and administrative expenses in the year ended December 31, 2016 were $124.4 million, compared with $117.5 million in the year ended December 31, 2015. This increase was principally attributable to the growth in the number of employees and the associated higher commission and overhead expenses payable and, to a lesser extent, the internal allocation of certain application teams to sales and marketing.

Equity earnings in Frontline in the year ended December 31, 2016 were $3.4 million, compared with $5.8 million in the year ended December 31, 2015.

The amortization of other intangible assets, primarily attributable to the SPTS Acquisition, decreased during the year ended December 31, 2016 to $27.5 million from $30.2 million in the year ended December 31, 2015. For further information concerning amortization expenses see Item 5 - Operating Results - Critical Accounting Policies and Estimates - Long-lived and Intangible Assets.

Net financial expenses totaled $21.0 million in the year ended December 31, 2016, compared with $23.6 million in the year ended December 31, 2015. This decrease mainly reflects the effects of the series of financing transactions executed in June 2016, which resulted in a significant reduction in interest expense. In addition, most of the currencies in those countries in which the Company operates continued to weaken during 2016 against the Dollar, resulting in ongoing devaluation of certain of the Company’s assets.

Taxes on income for the year ended December 31, 2016 were $16.3 million, compared with $13.8 million in the year ended December 31, 2015. The Company’s effective tax rate for the year ended December 31, 2016 was 17% (16% excluding the effect of the charges associated with the retirement of the JPMorgan Credit Agreement), compared with 19.4% (14.9% excluding the effect of the sale of the Thermal Products Business) in 2015. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises, Benefiting Enterprises or Preferred Enterprises, the split of taxable income between jurisdictions and reduced tax rates and other incentives in non-Israeli jurisdictions. See Operating Results - Effective Corporate Tax Rate.

The net loss attributable to the non-controlling interests was $0.4 million in the year ended December 31, 2016, compared with $0.1 million in the year ended December 31, 2015. These non-controlling interests are comprised of the minority share in the losses of OLTS as well as the approximately 6% minority interest in Orbograph.

Net income attributable to Orbotech Ltd. for the year ended December 31, 2016 was $79.4 million, or $1.71 per share (diluted), compared with $56.8 million, or $1.31 per share (diluted), for the year ended December 31, 2015.

(j) Year Ended December 31, 2015 Compared To Year Ended December 31, 2014

The Company’s financial results for the year ended December 31, 2015 reflected the full year effect of the inclusion of the SD business. In addition, in 2015 the Company experienced high demand for its SD solutions, and witnessed continued investments by FPD manufacturers in China and Taiwan. The slowdown in the PCB industry led to reduced demand for the Company’s PCB solutions.

Revenues from the sale and service of the Company’s equipment and software in the year ended December 31, 2015 totaled $752.5 million, compared with $582.7 million in the year ended December 31, 2014, an increase of approximately $169.8 million, or 29.1%. Service revenues in 2015 were $215.1 million, compared with $178.8 million in the year ended December 31, 2014, an increase of approximately $36.3 million, or 20.3%. These increases reflected mainly the full year inclusion of the SD business.

Revenues from the sale and service of PCB-related equipment in the year ended December 31, 2015 were $255.5 million, compared with $286.2 million in the year ended December 31, 2014. This decrease reflected the general slowdown in the PCB industry as a result of reduced growth in demand for smartphones, weaker market for personal computers and lower investment in so-called 4G mobile telecommunications infrastructure.

Revenues from the sale and service of FPD-related equipment in the year ended December 31, 2015 were $204.9 million, compared with $160.8 million in the year ended December 31, 2014. This increase was primarily the result of continued fabrication facility expansions by FPD manufacturers in China and Taiwan to meet the growing demand for LCD televisions, tablets and mobile devices.

Revenues from the sale and service of SD equipment in the year ended December 31, 2015 were $262.2 million. This compared with revenues from the sale and service of SD equipment of $186.0 million for the full year ended December 31, 2014, of which $75.4 million were attributable to the period prior to, and $110.6 million to the period following, consummation of the SPTS Acquisition on August 7, 2014. This increase was primarily due to the increased deployment of MEMS and RF devices inside smartphones and the rapid rise of FOWLP.

Revenues from the sale and service of the Company’s Solar Energy segment in the year ended December 31, 2015 were $15.6 million, compared with $11.9 million in the year ended December 31, 2014.

Revenues from the sale and service of the Company’s Recognition Software segment in the year ended December 31, 2015 were $14.3 million, compared with $13.2 million in the year ended December 31, 2014.

The increase in the cost of products sold in the year ended December 31, 2015 of $61.5 million, or 27.5%, resulted from the increase in revenues from products sold of $133.4 million. This primarily reflected the higher expenditures on materials and components, labor costs, overhead and other expenses as a result of the increased volume of products sold.

The increase in the cost of services rendered in the year ended December 31, 2015 of $21.6 million, or 20.5%, was primarily the result of the full year inclusion of the SD business.

Gross profit for the year ended December 31, 2015 was $339.8 million, or 45.2% of total revenues, compared with $253.2 million, or 43.4% of total revenues, in the year ended December 31, 2014. Gross profit for the year ended December 31, 2015 from sales of equipment was $251.9 million, or 46.9% of product sales, compared with $180.0 million, or 44.6% of product sales, during the year ended December 31, 2014. The higher gross margin was a result of leveraging the Company’s global supply chain as well the change in the mix of products sold over this period. Gross profit for the year ended December 31, 2015 from services rendered was $87.9 million, or 40.1%, of service revenues, compared with $73.2 million, or 41%, of service revenues, during the year ended December 31, 2014.

Research and development costs net increased to $103.9 million in the year ended December 31, 2015 from $88.7 million in the year ended December 31, 2014, due primarily to the full year inclusion of the SD business. During the year ended December 31, 2015, the Company received $4.7 million, compared with $2.7 million received during 2014, in royalty-free participations in its research and development expenditures, primarily from the Israeli Government and European sponsored sources.

Selling, general and administrative expenses in the year ended December 31, 2015 were $117.5, compared with $95.7 million in the year ended December 31, 2014 (which excluded $0.5 million income associated with the Korean Matter after taking into account receipts from the Company’s insurance carriers). This increase was principally attributable to the full year inclusion of the SD business. The costs associated with the Korean Matter net of recoveries from insurance companies were not material in the year ended December 31, 2015.

Equity earnings in Frontline in the year ended December 31, 2015 were $5.8 million, unchanged from the $5.8 million recorded in the year ended December 31, 2014.

The amortization of other intangible assets, primarily attributable to the SPTS and PDI Acquisitions, increased during the year ended December 31, 2015 to $30.2 million from $19.2 million in the year ended December 31, 2014. For further information concerning amortization expenses, see Item 5 - Operating Results - Critical Accounting Policies and Estimates - Long-lived and Intangible Assets.

Net financial expenses totaled $23.6 million in the year ended December 31, 2015, compared with $9.0 million in the year ended December 31, 2014. This increase mainly reflected the full year inclusion of the term loan facility entered into to finance the SPTS Acquisition. In addition, most of the currencies in those countries in which the Company operated weakened during the year ended December 31, 2015 against the Dollar, resulting in devaluation of certain of the Company’s assets.

Taxes on income for the year ended December 31, 2015 were $13.8 million, compared with $3.4 million in the year ended December 31, 2014. The Company’s effective tax rate for the year ended December 31, 2015 was 19.4% (14.9% excluding the effect of the sale of the Thermal Products Business) compared with 8.7% in the year ended December 31, 2014. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises, Benefiting Enterprises or Preferred Enterprises, the split of taxable income between jurisdictions and reduced tax rates and other incentives in non-Israeli jurisdictions. See Operating Results - Effective Corporate Tax Rate.

The net loss attributable to the non-controlling interests was $0.1 million in each of the years ended December 31, 2015 and 2014. These non-controlling interests are comprised of the minority share in the losses of OLTS as well as the approximately 6% minority interest in Orbograph.

Net income attributable to Orbotech Ltd. for the year ended December 31, 2015 was $56.8 million, or $1.31 per share (diluted), compared with $35.4 million, or $0.83 per share (diluted), for the year ended December 31, 2014.

5.B Liquidity and Capital Resources

(a) General

The Company’s equity as a percentage of its total assets was 68.3% at December 31, 2016, compared with 54.5% at December 31, 2015 and 48.1% at December 31, 2014.

Cash and cash equivalents (including restricted cash), short-term bank deposits and short and long term marketable securities were $236.6 million at December 31, 2016, compared with $191.3 million and $162.3 million at December 31, 2015 and 2014, respectively. The Company had gross debt of $90.0 million, $239.6 million and $299.3 million at December 31, 2016, 2015 and 2014, respectively.

Cash generated from operating activities in the year ended December 31, 2016 was approximately $108.5 million, compared with approximately $89.3 million and $51.4 million generated in 2015 and 2014, respectively. Inventories at December 31, 2016 were $132.4 million, compared with $133.3 million and $157.0 million at December 31, 2015 and 2014, respectively. Net trade accounts receivable were $326.3 million at December 31, 2016, compared with $284.2 million and $248.1 million at December 31, 2015 and 2014, respectively. The period trade receivables were outstanding at December 31, 2016 (calculated by dividing: (A) the product of: (i) trade receivables at period end; and (ii) 365; by (B) the aggregate of the previous four quarter revenues) was 148 days at December 31, 2016, compared with 138 days at December 31, 2015 and 155 days at December 31, 2014. The Company did not record any significant bad debts during the years ended December 31, 2016, 2015 or 2014, and its allowance for doubtful accounts was $3.7 million or 1.1% of outstanding receivables at December 31, 2016, compared with $2.9 million or 1.0% of outstanding receivables at December 31, 2015 and $3.4 million or 1.3% of outstanding receivables at December 31, 2014. Aggregate accounts payable and accruals were $186.8 million at December 31, 2016, compared with $160.0 million and $146.3 million at December 31, 2015 and 2014, respectively, primarily due to the increase in the volume of activities. Deferred income decreased by $0.7 million to $28.6 million at December 31, 2016.

During the year ended December 31, 2016, the Company used a total of $239.6 million to repay in full, and to terminate and retire, the JPMorgan Credit Agreement and $23.6 million, compared with $19.3 million during 2015 and $12.5 million during 2014, for capital expenditures; and received approximately $100.0 million from the 2016 Offering, $12.0 million from the sale of the Thermal Product Business and approximately $7.4 million, compared with $9.9 million during 2015 and $8.3 million during 2014, from the exercise of options. In addition, in December 2016, in connection with its SD business, the Company acquired substantially all of the business and operations of Applied Microstructures, Inc. (“AMST”), a company engaged in the design, manufacture and sale of capital equipment for the deposition of anti-stiction and other ultra-thin films using MVD, or atomic layer deposition, for an aggregate purchase price of $6,429,000 in cash and a contingent entitlement to an earn-out payment of up to $10.5 million over a period of 15 months on certain sales of AMST products. The Company estimates that the earn-out will total $1.5 million and be payable in the first quarter of 2018.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, it sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During the year ended December 31, 2016, the Company sold approximately $37.8 million of these instruments, compared with approximately $35.4 million and $38.9 million sold during 2015 and 2014, respectively.

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

The Company is not aware of any material commitments for production-related capital expenditures in the future and believes that its cash and cash equivalents available as of December 31, 2016, and funds generated from operations will be sufficient to meet its working capital and debt service requirements for the next 12 months.

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

(b) OLTS Investment

Approximately 16% of OLTS’s equity interest as of December 31, 2016 was held by the two developers of certain of OLTS’s technology. Each of these two developers holds a put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These put options shall become exercisable upon the achievement of a certain financial milestone by OLTS (which was not met in 2016). The purchase price to be paid by the Company and/or OLTS upon the exercise of these put options shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. These put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

The Company ownership percentage in OLTS was approximately 80.4% on a fully diluted basis as of December 31, 2016.

(c) PixCell Investment

From 2011 through 2016, the Company through its venture capital fund, Orbotech Technology Ventures L.P., invested a total of $6.0 million in PixCell and paid other shareholders of PixCell a total of $0.5 million, in consideration for approximately 50% (approximately 45% on a fully diluted basis) of the outstanding share capital of PixCell. Out of the total PixCell investment of $6.0 million, the Company invested $1.0 million in 2016.

In January 2017, the Company extended a convertible loan to PixCell in a total amount of $1.5 million. On and from the time of extension of the convertible loan, the Company became entitled to appoint the majority of PixCell’s directors. Upon the achievement by PixCell of an agreed milestone, this loan would automatically be converted into PixCell shares and the Company would be required to invest an additional amount of $1.5 million, following which the Company would expect to hold approximately 54% (approximately 49% on a fully diluted basis) of the outstanding share capital of PixCell. Should PixCell not achieve this milestone, the Company will be entitled, but not obliged, to convert its aforesaid loan into PixCell shares, and to invest an additional amount of $1.5 million at a lower per share price, following which the Company would (assuming the conversion of certain loans extended by other PixCell shareholders who participated in the convertible loan financing, and the investment of additional amounts by such shareholders under the terms of the convertible loan financing) expect to hold approximately 56% (approximately 51% on a fully diluted basis), of the outstanding share capital of PixCell.

As a result of the above, the Company became required to include the results of operations of PixCell in the Company’s consolidated results of operations beginning January 2017. Furthermore, in connection with the extension of the above convertible loan, the Company, PixCell and the remaining shareholders of PixCell amended the terms of the initial 2011 investment agreement between them, with the effect that the right of the Company to invest additional amounts in PixCell’s share capital (beyond the amounts described above) and the undertaking of the Company to acquire the remaining share capital of PixCell (subject to certain terms and conditions), were both cancelled.

(d) Term Loan and Revolving Credit Facility

On June 13, 2016, the Company’s indirect subsidiaries, SPTS Technologies Sapphire Limited and SPTS Technologies Limited (collectively, the “U.K. Borrowers”) entered into the U.K. Facilities Agreement with the Lenders, with Lloyds Bank PLC acting as agent and security agent. SPTS Technologies Investments Limited, the parent company of the U.K. Borrowers and a wholly owned indirect subsidiary of the Company, guaranteed the U.K. Facilities Agreement together with the U.K. Borrowers, SPTS Technologies UK Limited and SPTS Technologies Overseas Holdings Limited (collectively, the “U.K. Guarantors”). The U.K. Borrowers and the U.K. Guarantors and their respective subsidiaries are referred to as the “SD U.K. Group”. On June 23, 2016, the U.K. Borrowers borrowed the Term Loan.

The U.K. Facilities Agreement includes the RCF, which may be used, subject at each borrowing to the satisfaction of conditions precedent customary for English law facilities agreements of this type, including the making of certain true and correct representations and that there be no resulting default or material adverse effect on the SD U.K. Group, for general corporate purposes of the U.K. Borrowers, including working capital and acquisitions. The RCF was undrawn at the time the Term Loan was borrowed and, as of January 31, 2017, a total of $3.75 million had been drawn down under the RCF for general working capital purposes as part of the SD U.K. Group’s hedging strategy. The obligations of the U.K. Borrowers and the U.K. Guarantors are secured by a fixed and floating charge on substantially all the U.K. assets of the U.K. Guarantors. As of December 31, 2016, the outstanding principal amount of the Term Loan was $90.0 million, following a prepayment of $20.0 million made in December 2016.

(i) Interest and Maturity

For each interest period under the U.K. Facilities Agreement, both the Term Loan and amounts drawn under the RCF bear interest at a percentage rate per annum which is the aggregate of the margin plus the prevailing LIBOR in respect of the relevant interest period (or in relation to loans in Euros, EURIBOR). The margin varies quarterly based on the Leverage (as defined in the U.K. Facilities Agreement as a measure of the ratio of SD U.K. Group Total Net Debt to SD U.K. Group EBITDA, each as defined in the U.K. Facilities Agreement) of the SD U.K. Group as follows:

Leverage of the SD U.K. Group	Term Loan margin% per annum	RCF % per annum
Greater than 2.0	1.90	1.90
Less than or equal to 2.0 : 1 but greater than 1.5 : 1	1.60	1.60
Less than or equal to 1.5 : 1 but greater than 1.25 : 1	1.45	1.45
Less than or equal to 1.25 : 1 but greater than 1.0 : 1	1.30	1.30
Less than or equal to 1.0 : 1	1.15	1.15

For the initial interest period, the margin was 1.45%. Interest on each loan is payable on the last day of the relevant interest period (or if such interest period is longer than six months, payable at six-month intervals). The commitment fee on any unused amount of the RCF will be in an amount equal to 35% of the applicable margin per annum.

The Term Loan and the RCF will mature on June 13, 2020. If the Lenders consent (and upon payment of an extension fee calculated in relation to the outstanding amount of the Term Loan and RCF) SPTS Technologies Investments Limited can elect to extend the maturity of the Term Loan and the RCF by one year to June 13, 2021.

(ii) Amortization and Prepayments

Amounts borrowed under the Term Loan are repayable in annual installments of $20.0 million on each anniversary of the date of the U.K. Facilities Agreement, with the final installment of the remaining outstanding amount due for repayment on the fourth (or if extended, the fifth) anniversary of the date of the U.K. Facilities Agreement. Amounts repaid under the Term Loan may not be re-borrowed.

Each amount borrowed under the RCF is required to be repaid on the last day of its interest period, with a final maturity date on the fourth (or if extended, the fifth) anniversary of the date of the U.K. Facilities Agreement. Amounts repaid under the RCF may be re-borrowed from time to time until the maturity date.

The U.K. Borrowers are permitted to prepay the outstanding Term Loan or any portion thereof at any time without premium or penalty, other than normal LIBOR breakage costs. Any such prepayment will reduce the future repayment installments due to be made in respect of the Term Loan pro rata. In addition to permitting voluntary prepayments at any time, the U.K. Facilities Agreement contains mandatory prepayment provisions. The Term Loan and the RCF will be required to be mandatorily prepaid under certain circumstances including, without limitation, a change of control, flotation and illegality.

In December 2016, the U.K. Borrowers prepaid $20.0 million and, as a result, the annual installments on the Term Loan have been reduced to $16.4 million with a final payment on termination of $40.9 million (unless extended).

(iii) Guarantees and Collateral for the Term Loan and RCF

The obligations under the U.K. Facilities Agreement are guaranteed by the U.K. Guarantors, each of which are organized under the laws of England and Wales. In addition, any existing or after acquired or organized subsidiaries (in any jurisdiction) of the U.K. Guarantors that are considered material (tested quarterly or upon acquisition against the gross assets or turnover or EBITDA of such entity against the consolidated gross assets or turnover or EBITDA of the SD U.K. Group) will be required to guarantee the obligations under the U.K. Facilities Agreement upon being acquired or becoming material.

The U.K. Facilities Agreement and the related guarantees are secured by security interests over all tangible and intangible assets of the U.K. Guarantors. In order to provide this security the Debenture was granted and entered into by the U.K. Guarantors in favor of the Lenders on the initial funding date under the U.K. Facilities Agreement. The Debenture created a floating charge on all of the assets and a fixed charge on certain of the assets of each of the U.K. Guarantors.

(iv) Covenants and Events of Default

The U.K. Facilities Agreement requires that the U.K. Guarantors comply with certain affirmative and negative covenants, including financial maintenance covenants, in each case customary for English law facilities agreements of this type. These financial maintenance covenants are set forth below:

(i)	a leverage covenant (which tests the ratio of SD U.K. Group Total Net Debt to SD U.K. Group EBITDA, each as defined in the U.K. Facilities Agreement) which must not exceed the ratio of 2.75 to 1; and

(ii)	an interest coverage covenant (which tests the ratio of SD U.K. Group EBITDA to SD U.K. Group Net Finance Charges, each as defined in the U.K. Facilities Agreement) which must not be less than the ratio of 4.0 to 1.

These financial maintenance covenants are tested quarterly, at the end of March, June, September and December of each year (commencing in December 2016), in each case by reference to the financial performance of the SD U.K. Group over the preceding 12 months. The U.K. Facilities Agreement limits the amount of intra-group trading that can be carried out between the SD U.K. Group and the other parts of the Company. In particular, payments of dividends by the SD U.K. Group to outside the SD U.K. Group, and repayments of loans or advances made to the SD U.K. Group from outside the SD U.K. Group, are restricted, and are only permitted upon certain conditions being met. These conditions include that there not be an event of default, the leverage covenant (as described above) not exceeding 2.0 to 1.0 when most recently tested and a look forward certificate being issued pursuant to which the SD U.K. Group would confirm that it is projected to remain in compliance with the financial maintenance covenants detailed above for the next six months. In addition, subject to certain exceptions, all transactions between the SD U.K. Group and the Company and its other subsidiaries must be on an arm’s length basis. These provisions in the U.K. Facilities Agreement will limit the amount of intragroup transactions between the SD U.K. Group and the Company and its other subsidiaries. The Company will not be able to receive distributions, advances, loans or other amounts from the SD U.K. Group unless the financial maintenance covenants are met and are expected to be met for at least the next six months. This may limit the Company’s ability to engage in advantageous transactions with the SD U.K. Group. The Company is currently in compliance with all affirmative and negative covenants under the U.K. Facilities Agreement.

The U.K. Facilities Agreement also places certain restrictions on the SD U.K. Group’s ability to undertake certain acts including, among other things, taking further borrowings (with permitted exceptions), creating security (with permitted exceptions), disposing of assets (with permitted exceptions), making loans and granting guarantees (with permitted exceptions) and corporate acquisitions above a certain threshold. The U.K. Facilities Agreement contains certain events of default customary for English law facilities agreements of this type, such as payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, material judgments, invalidity of loan documents, certain liens and guarantees, change in control, cessation of business and material adverse effect on the SD U.K. Group.

The above summary of the U.K. Facilities Agreement and the brief description of the guarantees and collateral securing the obligations thereunder are each qualified in their entirety by reference to the complete terms and provisions thereof, each of which are incorporated by reference herein.

Certain Non-GAAP Information

Non-GAAP net income for the year ended December 31, 2016 was $116.9 million, or $2.52 per share (diluted), compared with $90.8 million, or $2.09 per share (diluted) for the year ended December 31, 2015. The below table (the “Reconciliation”) reconciles GAAP to non-GAAP results for the years ended December 31, 2016, 2015 and 2014.

In this Annual Report, the Company presents certain non-GAAP measures, including non-GAAP net income, non-GAAP operating income and non-GAAP earnings per share, which are described in the Reconciliation. Each measure presented below excludes charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including amortization of intangibles and acquisition costs; (iii) certain items associated with the sale or disposition of businesses, restructuring and asset impairments; (iv) tax impact; (iv) share in losses of associated company; and/or (vi) charges associated with the financing activities related to the retirement of the JPMorgan Credit Agreement, in each case, as described in more detail in the Reconciliation. In addition, the Company presents EBITDA and Adjusted EBITDA, each as defined in the Reconciliation.

Management regularly uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. None of these non-GAAP measures is prepared in accordance with GAAP and they may differ from non-GAAP measures reported by other companies. The Company believes that these measures enhance investors’ ability to review and understand trends in the Company’s business from the same perspective as management. The Company believes its presentation of some of these non-GAAP measures facilitates comparisons between periods because they provide consistency in its financial reporting among periods and exclude certain financial expenses. However, the non-GAAP measures presented are subject to limitations as analytical tools, and are not meant to be considered in isolation or as a substitute for the comparable GAAP measures to which they are reconciled. They should be read only in conjunction with the Consolidated Financial Statements, which are prepared in accordance with GAAP, except as otherwise described therein. Some of the limitations of the Company’s non-GAAP measures are:

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

The effect of equity-based compensation expenses has been excluded from the non-GAAP net income measure and Adjusted EBITDA. Although equity-based compensation is a key incentive offered to employees, and the Company believes such compensation contributed to the revenues earned during the periods presented and also believes it will contribute to the generation of future period revenues, the Company continues to evaluate its business performance excluding equity-based compensation expenses. Equity-based compensation expenses are expected to recur in future periods.

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

Reconciliation of GAAP to Non-GAAP Results

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands (except per share data)
Reported operating income on GAAP basis	$116,945	$94,704	$48,146

Equity-based compensation expenses	6,356	3,816	3,192
Amortization of intangible assets	27,456	30,224	19,235
Gain from the sale of the Thermal Products Business		(628)
SPTS Acquisition costs			6,761

Non-GAAP operating income	$150,757	$128,116	$77,334
Reported net income attributable to Orbotech Ltd. on GAAP basis	$79,438	$56,771	$35,380
Equity-based compensation expenses	6,356	3,816	3,192
Amortization of intangible assets	27,456	30,224	19,235
Gain from the sale of the Thermal Products Business		(628)
SPTS Acquisition costs			6,761
Tax effect of non GAAP adjustments	(3,205)	(46)	(1,823)
Charges associated with the retirement of the JPMorgan Credit Agreement	6,228
Share in losses of associated company	600	615	417

Non-GAAP net income	$116,873	$90,752	$63,162

Net earnings per share - diluted	$1.71	$1.31	$0.83

Non-GAAP net earnings per share - diluted	$2.52	$2.09	$1.48

Shares used in non-GAAP net earnings per share calculation	46,461	43,322	42,757

Reconciliation of net income to EBITDA and Adjusted EBITDA

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
Net income attributable to Orbotech Ltd. on GAAP basis	$79,438	$56,771	$35,380
Financial expenses	21,042	23,585	9,046
Taxes on income	16,308	13,788	3,419
Depreciation	17,300	15,058	11,098
Amortization of intangible assets	27,456	30,224	19,235

EBITDA	$161,544	$139,426	$78,178

Equity-based compensation expenses	6,356	3,816	3,192
Minority interest and equity loss	157	560	301
SPTS Acquisition costs			6,761
Gain from the sale of the Thermal Products Business		(628)

ADJUSTED EBITDA	$168,057	$143,174	$88,432

5.C Research and Development, Patents and Licenses, etc.

(a) Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. Research and development expenses are incurred prior to the time that revenue is generated from new products. It may take many years to realize the benefit of research and development expenses, if any is realized at all. As of December 31, 2016, 643 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participations in such expenditures (mainly by the Government of Israel) for the periods indicated:

	Year ended December 31,
	2016	2015	2014
	(in thousands)
Internally-funded research and development expenditures	$112,425	$108,516	$91,320
Governmental participations	5,330	4,662	2,669

Net outlay for research and development	$107,095	$103,854	$88,651

The governmental participations in 2016 represent funding of $2.7 million by the IIA through a royalty-free program for the development of generic technologies, $2.0 million by the Welsh government and of $0.6 million by European sponsored sources.

Israeli Government consent is required to manufacture products developed with IIA participations outside of Israel and to transfer to third parties know-how developed through projects in which the Israeli Government participates. Such restrictions do not apply to the export from Israel of the Company’s products developed with such know-how.

Israeli Government consent for the manufacture of products developed with IIA participations outside of Israel, if granted, is generally conditioned on an increase in the total amount to be repaid to the IIA, up to 300% of the Dollar value of the grant plus applicable interest. The specific increase within this ceiling would depend on the extent of the manufacturing to be conducted outside of Israel. Israeli Government consent for the transfer of know-how developed through projects in which the Israeli Government participates and any right derived therefrom, outside of Israel, if granted, is generally conditioned on a redemption payment which is calculated according to a formula set forth in the Israeli Encouragement of Research, Development and Technological Innovation in Industry Law, 1984 as amended, and regulations promulgated thereunder (the “Research Law”), but not more than six times the total amount of grants received under the Research Law and from the IIA in general, plus applicable interest. In January 2016, substantial amendments to the Research Law came into effect, which will be implemented over the coming years. Under these amendments, a new governmental authority, named the ‘Israel Innovation Authority’, was established to replace and succeed the Office of the Chief Scientist at the Israeli Ministry of Economy and Industry and its functions. Currently, the arrangements and procedures described above remain in place.

(b) Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. According to the Company’s records as of January 31, 2017, at that date the Company held approximately 211 United States patents and 517 non-United States patents, and had pending 55 United States patent applications and 347 non-United States patent applications.

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

5.D Trend Information

The Company’s business, comprised of its PCB, FPD and SD businesses, provides it with a robust and diversified position in the electronics industry. Industry conditions affecting the Company’s business in 2017 are expected to remain strong, and consistent with, or slightly better than in, 2016. The Company expects that the second half of 2017 will be stronger than the first half, reflecting a corresponding trend in the industries which it serves. The ongoing, increasing complexity of electronic devices, together with favorable industry dynamics as discussed below, is expected to continue to drive demand for the Company’s yield-enhancing and process-enabling solutions for the manufacture of electronics products. Favorable industry dynamics include the continued innovation in smart mobile devices, the continued usage of electronics in automobiles, increased 4G adoption worldwide and the initial build up of 5G infrastructure for mobile telecommunications in China, demand for wearable solutions, increased interconnectedness of devices as reflected in the IoT, the growth of high definition, large screen televisions, OLED and flexible display technologies along with the overall increased complexity and small size of devices with less energy consumption. The Company’s product diversification, against the background of these industry dynamics, lends confidence to Orbotech’s belief that it is well positioned to achieve growth in each of its three primary divisions in 2017. Nevertheless, conditions in the electronics industry are tied to the overall economic climate and uncertainty currently exists in connection with the stability of growth in China, the impact of Brexit and the administration change in the United States. In addition, the Company is exposed to cyclicality in a number of industries, including the automotive industry. Downturns in these industries could also have a negative impact on the Company’s results.

The key factors in the growth potential of the PCB industry in 2017 are innovation in smart mobile devices, the proliferation of electronics within automobiles and new PCB production technologies. In 2016, Orbotech maintained its leadership position in established production technologies through its existing products, and introduced new solutions to support more complex and demanding PCB production needs. In addition to the foregoing, Orbotech also expects investment in the infrastructure for 4G mobile telecommunications, particularly in China, emerging wearable devices and flexible devices to drive growth in PCB. The Company has focused on high-end segment PCBs, which should position it well to capitalize on opportunities in the PCB industry by continuing to enable it to provide critical production solutions designed to meet increasing production challenges. The Company’s PCB business remains driven by demand for its yield-enhancing and process-enabling solutions, including its technologically advanced direct imaging, AOI and AOS products and inkjet printing, some of which are critical in the mass production of HDI and flex PCBs and packaging solutions for IC substrates. Sales are expected to be more technology, as opposed to expansion, driven. Based on these and the other factors described above, the Company anticipates an improvement in its PCB business in 2017, as compared with 2016.

The Company expects growth in its FPD business in 2017, as compared with 2016, and anticipates that this will be driven by improved demand for large size televisions (greater than 55 inches) and OLED in the coming years. China’s stated objective of meeting all local demand for LCDs in China is continuing to drive capital investment in that country. In addition, the Company expects that growth in 2017 will be driven by momentum in 4K televisions and high resolution smartphones. The need for additional product lines to meet capacity requirements for those products, combined with the introduction of new display technologies, will lead to increased opportunities for the Company’s equipment to perform an even greater role in FPD manufacturing. In addition, manufacturers continue to invest, and to announce planned future investments, in active matrix OLED flexible display technologies. To meet the demand driven by these trends, the Company offers a number of solutions focused on ultra-high resolution and high throughput. These advanced inline and offline inspection and testing solutions are designed to enable Generation 10.5 fabrication facilities and advanced Generation 8.x fabrication facilities to achieve efficiencies that will further improve panel quality. The Company has also engaged with industry partners on multiple process innovation projects to address production challenges in flexible display manufacturing. Based on these developments, as well as existing orders and a strong wave of expected investments in 2017, principally in the latter part of the year and into 2018, the Company anticipates further growth in its FPD business in 2017, as compared with 2016.

The segments of the semiconductor industry relevant to the Company are poised for growth in 2017, as increasing consumer demand for high product functionality in various industries is expected to drive demand for RF, Power, and MEMS devices, as well as the adoption of new integration schemes in Advanced Packaging. Advanced Packaging is a growing segment that creates more opportunities for the Company’s products and solutions. Specifically, FOWLP growth continues to move at a fast adoption pace, in line with many industry analysts considering it to be the fastest growing advanced packaging technology in the semiconductor industry. The demand for thinner devices and the growth of the IoT has created greater and more immediate need for cost-effective, high density products. In 2016, the Company established a leadership position in PVD systems for FOWLP, which it expects to maintain in 2017. In addition, the Company offered new solutions for plasma dicing, specifically the Mosaic Rapier-300S, and is well-positioned to take advantage of this emerging technology. In 2016, RF experienced growth as a result of increased demand for filters being driven by 3G, 4G and 5G (so-called) mobile telecommunications products. The Company occupies a strong position in MEMS, which is expected to continue to provide revenues in 2017 as new capacity is installed for the coming generation of smartphones, automotive and biomedical sectors. Devices such as microphones and sensors (including fingerprint sensors), LIDAR, RADAR and acoustic sensors on automotive platforms being pushed by auto-collision avoidance systems as well as automated driver assistance initiatives, piezoelectric MEMs devices and IoT. Overall, based on these factors, the Company anticipates revenues from its SD business in 2017 will exceed those recorded for 2016.

As of December 31, 2016, the Company’s backlog, the large majority of which consisted of orders for its FPD products, totaled approximately $156.4 million. Visibility with respect to the Company’s PCB business is lower than with respect to its FPD and SD businesses; and with respect to its SD business is lower than with respect to its FPD business. Although orders on any particular date are not necessarily indicative of actual sales for any succeeding period, since customers may delay delivery of products or cancel orders prior to shipment, the Company believes it is well positioned to capitalize on existing and future opportunities as manufacturers make investments in capital equipment to meet heightened production challenges in a yield-focused environment. However, the Company is exposed to the risks and complexities inherent in doing business in international markets, some of which, such as those associated with the effective regulation and protection of intellectual property rights, are particularly acute in China. In addition, the Company faces continuing pricing pressure, including in China, as a result of competition from local manufacturers of PCB and FPD inspection equipment, and from Japanese and Korean manufacturers. The Company’s geographic and product diversity improved its overall business position in 2016, and is expected to continue to do so in 2017.

The Company expects that fluctuations in foreign currency exchange rates will continue to impact both its revenues and profitability. For example, the Company anticipates that the impact of the Brexit process will primarily be on the value of the GBP relative to the Dollar (the Company incurs costs, principally in its SD business, denominated in GBP); however, Brexit is an unprecedented and still unfolding event, making it impossible to predict what its consequences may be. In addition, the recent administration change in the United States could lead to increased volatility in the value of the Dollar relative to other currencies in which the Company incurs costs.

The four cornerstones of the Company’s growth strategy in 2017 and beyond are: organic expansion through the introduction of new technologies, products and solutions; moving into adjacent industries through acquisitions; moving up the value chain to provide mission critical solutions; and expanding the Company’s role as a process innovator. To assist in implementing Orbotech’s growth strategy, the Company’s advisory board, which is comprised of industry and end-user electronics executives, meets periodically. Based on industry insight gained, in part, from the strong client relationships enjoyed by the advisory board members, the Company intends to continue to leverage the favorable trends in the industries it serves to achieve its growth objectives.

Although the Company will pursue its growth strategy, including through acquisitions, consolidations, divestitures of non-core assets, corporate financing transactions and joint ventures, some or all of these transactions may not be announced in the foreseeable future, or at all, and the Company may not consummate these transactions even following their announcement. For a discussion of the risks associated with strategic initiatives, see Item 3 - Key Information - Risk Factor (o).

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

5.F Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as of December 31, 2016:

	(Dollars in millions)
	Payment due
	Total	At December 31, 2016	in 2017	2017 - 2019	2020 - 2021	2022 and beyond
Contractual Obligations:
Operating leases	53.5	53.5	9.2	22.0	11.1	20.4
Purchase obligations	134.2	134.2	113.5	133.3	0.7	0.2
Term Loan	90.0	90.0	16.4	49.1	40.9	—

Total	277.7	277.7	139.1	204.4	52.7	20.6

Operating lease obligations represent commitments under various commercial facility and vehicle leases. Purchase obligations mainly represent outstanding purchase commitments for inventory components ordered in the normal course of business. Term Loan obligations represent repayment of principal based on the loan amortization schedule under the U.K. Facilities Agreement and do not include interest payments due thereunder. The Company is not a party to any capital leases.

The total amount of gross unrecognized tax benefits for uncertain tax positions (excluding interest and penalties), including positions impacting only the timing of tax benefits, was approximately $15.0 million at December 31, 2016, of which approximately $7.6 million was classified as long-term liabilities and approximately $7.4 million was classified as short-term liabilities. Payment of these amounts would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these uncertain tax position obligations are not included in the table above.

5.G Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.	Directors, Senior Management and Employees

6.A Directors and Senior Management

As of January 31, 2017, the directors, the Chief Executive Officer, the President and Chief Operating Officer, the Corporate Executive Vice President for Technology and Innovation, the Corporate Vice President and Chief Financial Officer and the Corporate Secretary of the Company were as follows:

Name	Date of Birth	Director Since	Position with the Company
Yochai Richter (1)	September 17, 1942	1992	Active Chairman of the Board of Directors of the Company (the “Board”); Director
Dr. Michael Anghel (2)(3)	January 13, 1939	2008 (4)	Chairman of the Audit Committee of the Board and Chairman of the Remuneration Committee of the Board; External Director
Yehudit Bronicki (2)	December 29, 1941	2000 (5)	Director
Dan Falk (2)(6)(7)	January 12, 1945	1997	Chairman of the Nominating Committee of the Board; Director
Avner Hermoni (2)(6)	December 4, 1947	2012	External Director
Miron Kenneth (2)	June 6, 1956	2014	Director
Dr. Jacob Richter (1)	December 24, 1945	2012 (8)	Director
Joseph Tenne (2)(3)	October 17, 1955	2014	External Director
Eliezer Tokman (2)(9)	May 13, 1950	2007	Director
Prof. Shimon Ullman (2)(10)	January 28, 1948	1992	Director
Arie Weisberg (2)	October 19, 1950	2010	Director
Asher Levy	February 15, 1959		Chief Executive Officer
Amichai Steimberg	May 25, 1962		President and Chief Operating Officer
Dr. Abraham Gross	April 29, 1951		Corporate Executive Vice President, Chief Technology Officer and Head of Innovation
Ran Bareket	August 30, 1966		Corporate Vice President and Chief Financial Officer
Michael Havin	December 14, 1958		Corporate Secretary

The above table should be read in conjunction with Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

(1)	Yochai Richter and Dr. Jacob Richter are brothers.

(2)	‘Independent director’ in accordance with the Nasdaq listing standards.

(3)	Member of the Audit Committee of the Board and the Remuneration Committee of the Board (the “Audit Committee” and the “Remuneration Committee”, respectively).

(4)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Dr. Anghel served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing on September 18, 2008, on June 26, 2011 and again on July 10, 2014.

(5)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(6)	Member of the Audit Committee, the Remuneration Committee and the Nominating Committee of the Board (the “Nominating Committee”).

(7)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC, qualifies as a financial and accounting expert under the Companies Law and has been classified as an independent director under the Companies Law.

(8)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009.

(9)	Member of the Remuneration Committee.

(10)	Member of the Nominating Committee.

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

Dr. Michael Anghel serves as a member of the board of directors of Partner Communications Company Ltd., Syneron Medical Ltd. and BioLineRx Ltd., all of which are Israeli Nasdaq-listed companies. He is also a director of the Strauss-Group Ltd. and Dan Hotels Corporation Ltd., both of which are Israeli companies listed on the Tel Aviv Stock Exchange (the “TASE”). From 2004 to 2005, Dr. Anghel served as the president and chief executive officer of Discount Capital Markets Ltd. In 1999, he founded CAP Ventures Ltd., and served as its managing director from 1999 to 2004. From 1977 to 1999, he served as director and senior manager of Discount Investment Corporation Ltd. Dr. Anghel has been instrumental in founding several major Israeli communications operating companies as well as a variety of other advanced technology ventures. Dr. Anghel was formerly a full-time member of the faculty of the Graduate School of Business Administration of Tel Aviv University and currently serves as chairman of Lahav, its Executive Program. Dr. Anghel received his bachelor’s degree in economics from the Hebrew University of Jerusalem (the “Hebrew University”) and his master’s degree in business administration and a doctorate in finance and business from Columbia University.

Yehudit Bronicki serves as a member of the board of directors of Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and of the managing board of Insights in Education, an Israeli non-profit association. She is a member of the Advisory Board to the National Economic Council and of the Boards of Governors of the Hebrew University and the Tel Aviv Yafo Academic College, and also serves as chair of the Public Forum for Technological Education. From 1991 to July 2014, Mrs. Bronicki served as the managing director of Ormat Industries Ltd. (“Ormat Industries”), an Israeli company, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki was also the chief executive officer of Ormat Technologies, Inc. (“Ormat Technologies”), a Delaware New York Stock Exchange-listed company, and its subsidiaries until July 2014, and remained a member of the board of directors of Ormat Technologies and its principal subsidiaries until November 2015. Mrs. Bronicki served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

Dan Falk serves as a member of the boards of directors of NICE Ltd. (“NICE”) and Attunity Ltd., both of which are Israeli Nasdaq-listed companies, and of Ormat Technologies. From July 1999 to November 2000, he served as the president and chief operating officer of Sapiens International Corporation N.V., a Netherlands Antilles company. He was Executive Vice President of the Company from August 1995 to July 1999 and, between June 1994 and August 1995, served as its Executive Vice President and Chief Financial Officer. Prior thereto, he was Vice President and Chief Financial Officer of the Company from October 1992 until June 1994. He was director of finance and chief financial officer of Orbot from 1985 until consummation of the Merger. He received a master’s degree in business administration in 1973 from the Hebrew University School of Business and had 15 years’ experience in finance and banking, including senior positions at Discount Bank, prior to joining Orbot.

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

Joseph Tenne serves as the chief financial officer of Itamar Medical Ltd., an Israeli TASE-listed company, and is a member of the boards of directors of AudioCodes Ltd., an Israeli Nasdaq and TASE-listed company, Enzymotec Ltd., an Israeli Nasdaq-listed company, MIND C.T.I. Ltd., an Israeli Nasdaq-listed company, and Ratio Oil Explorations (Finance) Ltd., an Israeli TASE-listed company. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a Nevada Over-The-Counter QB listed company. From March 2005 to April 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies and from January 2006 to April 2013, also served as the chief financial officer of Ormat Industries. From 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

Eliezer Tokman currently serves as chairman of the board of directors of FirstPoint Mobile Guard Ltd., an Israeli company. From 2008 to 2015, Mr. Tokman served as the chief executive officer of Siemens Israel. From 2001 to 2002, he served as senior vice president at Philips Medical Systems responsible for business integration, and from 1998 to 2001, he was employed by Marconi Medical Systems in the positions of senior vice president for product strategies and director of global computed tomography (CT) engineering. From 1977 to 1998, Mr. Tokman was employed within the Elscint group of companies in a variety of managerial roles, including as president of Elscint America and general manager of the CT division. Mr. Tokman holds a bachelor’s degree in electrical engineering from the Technion.

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

Arie Weisberg serves as a member of the board of directors of Plastopil Hazorea Company Ltd., an Israeli TASE-listed company, and of Advanced Vision Technology (A.V.T.) Ltd. He also acts as a consultant to various companies. From May 2006 to June 2009, he was President and Chief Operating Officer of the Company. From November 2002 to May 2006, he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000, he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000, he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995, he was co-general manager of Orbotech S.A. and from July 1991 to January 1993, he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988, he was west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

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

Dr. Abraham Gross has been the Corporate Executive Vice President, Chief Technology Officer and Head of Innovation since October 2016, and served as Corporate Executive Vice President for Technology and Innovation from October 2014 to October 2016, and as Executive Vice President and Chief Technology Officer from May 2006 to October 2014. From October 2012 to October 2014 he was on a period of leave of absence from the Company, during which he served as the Deputy Chief Scientist of the IIA. From 2000 to May 2006, he served as Chief Scientist of the Company. From 1998 to 2000, during a leave of absence from Orbotech, he served as the chief engineer of Microvision, Inc., a Seattle-based company. Prior to 1998, and since joining the Company in 1985, Dr. Gross held various managerial and research positions, in the course of which he has been involved in the research and development of optical techniques for testing and inspection of electronic materials, laser plotter technologies and laser matter interaction. Dr. Gross has authored numerous scientific publications in the field of electro-optics and optical engineering. He received both his bachelor’s and master’s degrees in physics from the Technion, and holds a doctorate in physics and atmospheric sciences from Drexel University.

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

6.B Compensation

(a) Aggregate Executive Compensation

The following table sets forth, as a group, for all persons who were, at any time during the year ended December 31, 2016, Office Holders (as defined below) of the Company, all remuneration paid or accrued by the Company in respect of the fiscal year ended December 31, 2016:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for equity awards
2016 Office Holders as a group (consisting of 25 persons) (1)	$8,806,572	$1,790,463	$2,085,080

(1)	In addition to the 11 persons who served as members of the Board during the year ended December 31, 2016, the Company considers 14 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer, its Corporate Vice President and Chief Financial Officer, its Corporate Executive Vice President, Chief Technology Officer and Head of Innovation and the President and Chief Operating Officer of SPTS, to have been Office Holders during 2016. Two of these 25 individuals were no longer Office Holders as of January 1, 2017.

For information as to equity awards made during 2016 to all Office Holders as a group, see Share Ownership - Certain Information Concerning Equity Awards to Office Holders.

(b) Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the Company’s five most highly compensated Office Holders with respect to the year ended December 31, 2016. All amounts reported in the table reflect the cost to the Company, as recognized in the Financial Statements. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives”.

Information Regarding the Covered Executives	Compensation for Services (1)
Name and Principal Position (1)	Salary and Benefits ($) (2)	Cash Bonus ($) (3)	Equity-Based Compensation ($) (4)	Other (5)	Total ($)
Yochai Richter (Active Chairman of the Board)	562,101	795,220	62,273	—	1,419,594
Asher Levy (Chief Executive Officer)	808,783	994,025	436,726	—	2,239,534
Amichai Steimberg (President and Chief Operating Officer)	689,056	737,567	247,675	—	1,674,298
Kevin Crofton (Corporate Vice President and President of the SD Division)	453,221	344,500	301,285	—	1,099,006
Dror Sinay (Corporate Vice President of Operations)	287,533	104,000	55,588	305,288	752,409

(1)	All Covered Executives listed in the table are, or were during the relevant periods, full-time employees of the Company. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.839 = $1.00, which reflects the average exchange rate for the year ended December 31, 2016.
(2)	Includes benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.
(3)	Amounts reported in this column refer to the cash incentives provided by the Company with respect to the year ended December 31, 2016, including the annual cash bonus for the year ended December 31, 2016, which have been provided for in the Company’s financial statements for the year ended December 31, 2016, but will be paid during 2017. They exclude bonuses paid during 2016 which were provided for in the Company’s financial statements for previous years.
(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2016 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements.
(5)	Amounts reported in this column include the additional expenses recorded in the Financial Statements for the year ended December 31, 2016 relating to the termination of employment of this person.

(c) Approval Required for Office Holders’ Compensation

Pursuant to the Companies Law, the Company is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders, including exemption and release of the Office Holders from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”). The Company’s current compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders (the “Compensation Policy”), was approved by the Board in August 2016 after considering the recommendations of the Remuneration Committee and by the Company’s shareholders in September 2016.

The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer (“Office Holder”). As of January 31, 2017, in addition to the eleven members of the Board, the Company considers 12 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer, its Corporate Vice President and Chief Financial Officer, its Corporate Executive Vice President, Chief Technology Officer and Head of Innovation and the President and Chief Operating Officer of SPTS, to be Office Holders.

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

The Terms of Office and Employment of directors, including a chief executive officer who is also a director, generally further require the approval of the shareholders by a simple majority; with respect to a chief executive officer who is not a director, shareholder approval is also generally required, by the Compensation Majority. In addition, under certain circumstances, a company may be exempt from receiving shareholder approval with respect to the Terms of Office and Employment of a candidate for chief executive officer.

Under certain circumstances, if the Terms of Office and Employment of Office Holders who are not directors are not approved by the shareholders, where such approval is required, the Remuneration Committee and the Board may subsequently override the resolution of the shareholders following a new discussion of the matter and for specified reasons. Amendment of Terms of Office and Employment of Office Holders who are not directors requires the approval of the Remuneration Committee only, if the Remuneration Committee determines that the amendment is not material, and with respect to Office Holders subordinate to the chief executive officer, to the approval of the chief executive officer only, if permitted under the compensation policy. The Compensation Policy authorizes the Chief Executive Officer to approve benefits and perquisites to an Office Holder subordinate to him/her in an amount of up to one monthly base salary of such Office Holder annually.

Under the Companies Law and regulations promulgated pursuant thereto, the compensation payable to external directors and independent directors (classified as such pursuant to the Companies Law) is subject to certain further limitations (see below under Board Practices).

(d) Remuneration of the Active Chairman of the Board

Yochai Richter has an employment agreement with the Company pursuant to which he currently serves as Active Chairman of the Board. The agreement is terminable by Mr. Richter on 60 days’ notice and by the Company on 30 days’ notice as required by law. Upon termination, Mr. Richter is entitled to a lump sum payment equal to twelve times his monthly salary in effect at the time of termination plus certain benefits. He is also entitled to receive severance pay in cash equal to 150% of his last monthly salary payment times the number of years employed by the Company (commencing with his employment by Orbot in 1982) if he resigns and

200% of such payment times the number of years employed if the Company terminates the agreement other than for cause.

The Audit Committee, the Board and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $795,220 will be paid to Mr. Richter in respect of the year ended December 31, 2016. Pursuant to shareholder approval, commencing from the 2010 annual general meeting of shareholders, Mr. Richter became eligible to participate in the Directors Annual Equity Award Plan (as defined below) and will, for as long as he remains the Chairman of the Board or an ‘eligible director’ (as defined in the Directors Annual Equity Award Plan), continue to do so.

The above terms of Mr. Richter’s employment and service were approved prior to the time the Company first became required to adopt a Compensation Policy. Any change to the terms described above will be subject to the approval process and other conditions set forth in the Companies Law.

For information concerning the cost to the Company of Mr. Richter’s compensation with respect to the year ended December 31, 2016, see ‘Individual Compensation of Covered Executives’ above.

(e) Other Directors’ Remuneration

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and re-approved by the Remuneration Committee, the Board and the shareholders with the approval of the initial Compensation Policy at the 2013 annual general meeting of shareholders (the “2013 AGM”), each of the members of the Board who is not, or will in the future cease to be, an employee of the Company, including external directors, is remunerated, as of September 2008, as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition: (iii) the annual payment and the participation compensation of all such directors will be adjusted annually to reflect changes in the Israeli CPI in the manner provided in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments, and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations. On January 31, 2017, after adjustment as described in (iii) above, the annual payment to each non-employee director described in (i) above stood at NIS 74,361.36 (approximately $19,730); and the meeting participation compensation to each non-employee director stood at NIS 2,860.05 (approximately $760).

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors, including external directors, of the Company (the “Directors Annual Equity Award Plan”), which was amended with shareholder approval at the 2010 and 2015 annual general meetings of shareholders. Under the Directors Annual Equity Award Plan, each director who is in office immediately after any annual general meeting of shareholders, including external directors and including directors who are employees of the Company, but not including the Chief Executive Officer (even if a director)), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of Restricted Shares (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions) or “RSU”s (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions), with an aggregate grant-date value equal to the lesser of $75,000 and the value of 6,250 Restricted Shares with respect to the Chairman of the Board, and with an aggregate grant-date value equal to the lesser of $60,000 and the value of 5,000 Restricted

Shares with respect to each other eligible director under the Directors Annual Equity Award Plan. There is no separate reserve of shares for purposes of the Directors Annual Equity Award Plan and awards will be granted to the extent that there are sufficient Ordinary Shares reserved under any applicable equity-based remuneration plan of the Company. All equity-based remuneration awarded under the Directors Annual Equity Award Plan has been or will be granted as part of, and out of Ordinary Shares available for grant under, the 2000 Plan (prior to its expiration), the 2010 Plan and/or the 2015 Plan. All equity awards under the Directors Annual Equity Award Plan vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity plan under which they are awarded.

Should a director not serve until the end of his or her term for any reason (including due to death or disability) or if a director ceases to be an ‘eligible director’ under the Directors Annual Equity Award Plan but remains a director, then any unvested Restricted Shares or RSUs held by such director at the time of ceasing to so serve will expire and be cancelled and forfeited immediately.

Options previously awarded and still outstanding under the Directors Annual Equity Award Plan expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting of shareholders prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting of shareholders; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should an eligible director not serve until the end of his or her term for any other reason, apart from death or disability, in which case the provisions of the applicable Company equity remuneration plan will apply with respect to vesting and expiration of options, any unvested or unexercised options will expire and be cancelled and forfeited immediately. In the event a director ceases to be an eligible director but remains a director, (i) unvested options will expire and be cancelled and forfeited at such time; and (ii) vested options will continue to be exercisable and will expire as described above.

(f) Equity Awards to Directors

During the year ended December 31, 2016: (i) 2,732 RSUs were awarded, to the Active Chairman of the Board; and (ii) 2,185 RSUs were awarded to each other director of the Company. All of these awards were made as part of the Directors Annual Equity Award Plan, are subject to the terms of the 2015 Plan and will vest in full on May 31, 2017. For information concerning the method of calculation of the number of Restricted Shares or RSUs awarded to directors under the Directors Annual Equity Award Plan, see - Other Directors’ Remuneration.

During the year ended December 31, 2016, options to purchase a total of 80,084 Ordinary Shares were exercised by directors of the Company. In addition, during 2016, a total of 35,190 RSUs (all of which were awarded during the year ended December 31, 2015) vested.

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

(g) Insurance, Indemnification and Release

The Remuneration Committee, the Board and the shareholders of the Company have resolved, consistent with the Compensation Policy: (i) to ratify and approve the purchase and the periodic renewal of insurance coverage in respect of the liability of its Office Holders currently in office and any additional or other Office Holders as may be appointed from time to time in the future, including external directors, which will include coverage with respect to any public offering of shares or other securities of the Company, to the maximum extent permitted by law, providing for up to $75.0 million in coverage. The Remuneration Committee and the Board only may approve a greater amount of coverage; provided however, that any such greater amount of coverage shall not exceed 15% of the Company’s market capitalization, calculated based on the closing price of the Ordinary Shares, as quoted on Nasdaq at the close of business on December 31 of the calendar year preceding the date of such approval; (ii) to undertake in advance to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, for certain matters, costs and expenses as set forth in a letter of indemnification and exemption and release approved for issuance to them; and (iii) to exempt and release to the maximum extent permitted by law all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

Consistent with the Compensation Policy, the Remuneration Committee and the Board resolved to similarly undertake in advance to indemnify certain other Office Holders of the Company (in addition to the directors and the chief executive officer of the Company) including all those currently in office; and to similarly exempt and release to the maximum extent permitted by law all such other Office Holders of the Company, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company and to provide them with letters in this regard.

6.C Board Practices

(a) Membership of Board; External Directors; Independent Directors; Financial Experts

All of the directors of the Company (other than external directors whose terms are determined in accordance with applicable law) are elected on an annual basis to hold office until the end of the next annual general meeting of shareholders and until their successors have been duly elected and qualified or until any such director’s appointment terminates as provided for under applicable law or in the Company’s Articles of Association (the “Articles”). No benefits are received by the directors upon the expiration of their term of office. The external directors currently serve three year terms as required by Israeli law and are elected according to the Companies Law.

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

The Articles provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board is presently comprised of eleven members, three of whom were elected as external directors under the provisions of the Companies Law, two by the shareholders at the 2014 annual general meeting of shareholders and one by the shareholders at the 2015 annual general meeting of shareholders.

Under the Companies Law and regulations promulgated thereunder, Israeli public companies are generally required to have on their board of directors at least two external directors meeting certain independence criteria, all as provided under Israeli law. However, under recent legislative changes, effective from April 2016, companies whose shares are traded on specified U.S. stock exchanges, including the Nasdaq, and which do not have a controlling shareholder, may (but are not required to) elect to: (i) opt out of the requirement to maintain external directors; or, alternatively; (ii) retain external directors but opt out of the composition requirements under the Companies Law with respect to either or both of the audit and compensation committees; in each case, provided they meet the requirements of U.S. law and relevant stock exchange rules as applicable to domestic U.S. issuers with respect to independent directors and the composition of audit and compensation committees. After considering this matter, the Board has decided not to elect to opt out of any such requirements at this time and to maintain the current regime.

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

In addition to the external directors, a company may classify additional directors who meet the same non-affiliation criteria as external directors, and who have not served as directors of the company for more than nine consecutive years, as independent directors under the Companies Law. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service. A company, such as the Company, whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, may also classify directors who qualify as independent directors under the relevant non-Israeli rules relating to independence standards and who meet certain non-affiliation criteria, as independent directors under the Companies Law, all as provided under regulations promulgated under the Companies Law. The Company has classified Mr. Dan Falk as an independent director under the Companies Law.

External directors and independent directors may receive compensation solely as provided for in the Companies Law and the Compensation Regulations. In addition, the Companies Law includes specific provisions with respect to the manner in which external directors and independent directors may be dismissed from office. Following termination of service, external directors and independent directors and their relatives are subject to certain restrictions with respect to receipt of benefits, service as an Office Holder, employment and provision of professional services to the company or a controlling shareholder thereof (or any entity controlled by a controlling shareholder).

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

(i) Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors. The audit committee must include all of the external directors (one of whom shall serve as the chairman of the committee), must be comprised of a majority of independent directors under the Companies Law and may not include certain directors. Generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings. Certain companies whose shares are traded on specified U.S. stock exchanges may elect to opt out of these composition requirements; however, after considering this matter, the Company has decided not to elect to opt out of any such requirements at this time and to maintain the current regime (see Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts).

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

The Audit Committee charter may be accessed through the ‘Corporate Governance’ hyperlink contained on the ‘Investors’ section of the Corporate Website.

(ii) Remuneration Committee

The Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors. The remuneration committee must include all of the external directors, one of whom shall serve as the chairman of the committee, and may not include certain directors. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Companies Law and the Compensation Regulations. Generally, any person who is not entitled to be a member of the remuneration committee may not attend the remuneration committee’s meetings. Certain companies whose shares are traded on specified U.S. stock exchanges may elect to opt out of these composition requirements; however, after considering this matter, the Company has decided not to elect to opt out of any such requirements at this time and to maintain the current regime (see Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts).

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

(d) Other Director Disclosure

The Company is not aware of any agreements or arrangements between any director and any person or entity other than the Company relating to compensation or other payment in connection with such director’s position as a director or for a director’s service as a director of the Company.

6.D Employees

As of December 31, 2016, the Company employed 2,440 people, of whom 699 were based in Israel, 957 in the Far East and Japan, 293 in the United Kingdom and 222 elsewhere in Europe and 269 in the United States; and of whom 643 were employed in research and development, 1,001 in marketing, sales and service, 383 in production and 413 in management and administration. As of December 31, 2015, the Company employed 2,295 people, of whom 665 were based in Israel, 880 in the Far East and Japan, 277 in the United Kingdom and 217 elsewhere in Europe and 256 in the United States; and of whom 621 were employed in research and development, 910 in marketing, sales and service, 350 in production and 414 in management and administration. As of December 31, 2014, the Company employed 2,212 people, of whom 671 were based in Israel, 806 in the Far East and Japan, 266 in the United Kingdom and 208 elsewhere in Europe and 261 in the United States; and of whom 591 were employed in research and development, 855 in marketing, sales and service, 389 in production and 377 in management and administration.

The Company considers its relations with its employees to be satisfactory and has not experienced a significant labor dispute or strike. The Company is not a party to any collective bargaining agreement with respect to its Israeli employees. However, the Company is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which are applicable to the Company’s Israeli employees by virtue of expansion orders of the Israeli Minister of Economy and Industry. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the work day and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for loss of ability to work, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimum. An additional provision applicable to all employees in Israel under collective bargaining agreements and expansion orders is the automatic adjustment of wages in relation to increases in the Israeli CPI. The amount and frequency of these adjustments are modified from time to time; however, no such adjustments have been made in recent years.

The severance pay liability of the Company and its Israeli subsidiary to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, deposits with severance pay funds and purchases of insurance policies. Pursuant to section 14 of the Israeli Severance Pay Law, 1963, certain of the Company’s liabilities for employee rights upon termination are covered by regular contributions to defined contribution plans so that upon termination of employment of the relevant employees, the Company is only required to release the payments made by it to such funds on account of severance and by doing so is deemed to have complied with all of its severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning the Company’s liability for severance pay, see Note 8 to the Financial Statements.

6.E Share Ownership

(a) General

The Company presently administers the 2000 Plan, the 2010 Plan and the 2015 Plan, all of which were adopted with shareholder approval. On June 4, 2015, the 2000 Plan expired (except with respect to equity awards outstanding on that date). The 2000, 2010 and 2015 Plans are discussed in further detail below.

Awards under the Company’s equity remuneration plans (other than to directors under the Directors Annual Equity Award Plan) generally vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years and generally expire in connection with the termination of a grantee’s employment or services. Ordinary Shares subject to equity awards granted under the 2010 and 2015 Plans generally become available for purposes of future equity awards under the respective plan upon the expiration, termination, forfeiture or lapse of such equity awards, unless this occurred solely because the performance goals with respect thereto were not attained, in which case the Ordinary Shares subject to such equity awards granted under the 2010 Plan do not again become available for purposes of the 2010 Plan. The Company’s general policy is to settle RSUs granted under the Company’s equity remuneration plans through the issuance of Ordinary Shares rather than in cash, other securities, other awards under such plans or other property. For further information concerning these matters, see - The 2010 Plan and The 2015 Plan below.

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

During the year ended December 31, 2016, under the 2000 Plan: (i) no equity awards were granted; and (ii) options to purchase a total of 697,021 and 54,054 Ordinary Shares (having respective weighted average exercise prices of $10.44 and $12.32 per share) were exercised and cancelled, respectively. As of January 31, 2017, under the 2000 Plan: (i) options to purchase a total of 769,259 Ordinary Shares, expiring on various dates between March 21, 2017 and May 4, 2022 and having a weighted average remaining life of 3.55 years and a weighted average exercise price of $12.68 per share, were outstanding (of which 465,170 with a weighted average remaining life of 3.08 years and a weighted average exercise price of $11.78 per share had vested); (ii) no Ordinary Shares remained available for future equity awards; and (iii) no Restricted Shares issued under the 2000 Plan remained subject to forfeiture provisions.

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

During the year ended December 31, 2016, under the 2010 Plan: (i) no equity awards were granted; (ii) 170,987 RSUs vested; and (iii) 14,477 RSUs were cancelled. As of January 31, 2017, under the 2010 Plan: (i) 140,165 RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 118,246 Ordinary Shares remained available for future equity awards.

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

The maximum amount of Ordinary Shares available for issuance under the 2015 Plan was initially set at 1,375,000 and is to be automatically increased (but not decreased) on December 31 of each of 2016, 2017, 2018, 2019 and 2020, by the greatest possible number of Ordinary Shares (rounded down to the nearest thousand) which, when added to the sum of: (i) the total number of Ordinary Shares then subject to outstanding awards (under the 2015 Plan or any other equity-based remuneration plan of the Company); and (ii) the total number of Ordinary Shares then available for future equity awards (under the 2015 Plan or any other equity-based remuneration plan of the Company), would not exceed 9.50% of the total number of Ordinary Shares outstanding at such time. For these purposes, an award is considered to be an ‘outstanding award’ in the fiscal year in which it was granted, an option to purchase Ordinary Shares will be considered to be an ‘outstanding award’ thereafter until it is exercised and any award other than options will be considered to be an ‘outstanding award’ thereafter until it is no longer subject to conditions requiring continued service of the participant. Under this mechanism, on December 31, 2016, the maximum amount of Ordinary Shares available for issuance under the 2015 Plan was increased by 2,121,000 Ordinary Shares.

Under the 2015 Plan, unless otherwise determined by the Board or provided in an applicable agreement, if the employment or services of a participant with or to the Company is terminated: (i) due to resignation by the participant or dismissal of the participant for ‘cause’ (as determined by the Board in its absolute discretion), all awards held by the participant (whether vested or unvested) expire and will be cancelled and forfeited immediately upon the earlier of such termination or notice of termination of employment or services (irrespective of the effective date of such termination); (ii) due to dismissal of the participant (other than for cause) or by mutual agreement, all awards held by the participant (whether vested or unvested) shall continue to vest until, and shall remain exercisable by the participant until, and shall expire and be cancelled and forfeited upon, the effective date of termination of employment or services (unless the notice provides, or the Company and the participant agree, otherwise), provided, however, that options may not, in any event, be exercised beyond their originally-scheduled expiration dates; (iii) by reason of death, disability or retirement after age 60 with the approval of the Board, all vested options held by the participant (or the participant’s legitimate estate) as of the effective date of termination of employment or services shall remain exercisable for a period of one year following such termination, provided, however, that options may not, in any event, be exercised beyond the originally-scheduled expiration dates. Any unvested awards held by the participant shall expire and be cancelled and forfeited immediately upon such termination; and (iv) for any other reason, all awards held by the participant shall remain exercisable by the participant only to the extent and until, and shall expire and be cancelled and forfeited, as determined by the Board in its absolute discretion provided, however, that options may not, in any event, be exercised beyond their originally-scheduled expiration dates.

During the year ended December 31, 2016, under the 2015 Plan: (i) an option to purchase 10,393 Ordinary Shares (having an exercise price of $27.45 share) was granted, and no options to purchase Ordinary Shares were exercised or cancelled; (ii) 452,253 RSUs were awarded; (iii) no Restricted Shares were awarded; (iv) 11,125 RSUs vested; and (v) 35,050 RSUs were cancelled. As of January 31, 2017, under the 2015 Plan: (i) an option to purchase 10,393 Ordinary Shares, expiring on September 11, 2023 and having a remaining life of 6.61 years and an exercise price of $27.45 per share, was outstanding (which was wholly unvested); (ii) 766,436 RSUs were outstanding; (iii) no Restricted Shares had been awarded; and (iv) 2,718,439 Ordinary Shares remained available for future equity awards.

(c) Certain Information Concerning Equity Awards to Office Holders

The following table sets forth for all Office Holders as a group, including all persons who were, as of January 31, 2017 or at any time during the year ended December 31, 2016, Office Holders, certain information in respect of the 2000, 2010 and 2015 Plans and concerning: (i) equity awards granted by the Company between January 1, 2016 and December 31, 2016; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as of, December 31, 2016.

	Plan
	2000	2010	2015
Equity Awards Granted:
• Number of Ordinary Shares subject to options	N/A	N/A	10,393
• Weighted average option exercise price per Ordinary Share	N/A	N/A	$27.45
• Year of expiration of options	N/A	N/A	2023
• Number of Restricted Shares	N/A	0	0
• Number of RSUs	N/A	0	117,738
Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	203,443	N/A	0
• Weighted average option exercise price per Ordinary Share	$10.57	N/A	0
• Restricted Shares vested	0	0	0
• RSUs vested	N/A	79,934	10,000
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options	0	N/A	0
• Weighted average option exercise price per Ordinary Share	N/A	N/A	N/A
• Number of Restricted Shares	0	0	0
• Number of RSUs	N/A	0	0
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	140,008	N/A	10,393
• Weighted average option exercise price per Ordinary Share	$13.19	N/A	$27.45
• Weighted average remaining option life (years)	3.49	N/A	6.69
• Number of Restricted Shares	113,294	0	0
• Number of RSUs	N/A	75,053	158,643

(d) Certain Information Concerning Ordinary Shares Owned by Office Holders

The following table sets forth information as of January 31, 2017, concerning the shareholdings of those Office Holders known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

Name	Number of Shares (1)	Including Ordinary Shares held as Restricted Shares (2)	Percentage of Ordinary Shares Outstanding
• Yochai Richter	1,019,134	16,859	2.13	%(3)
• Michael Anghel	16,919	8,058		(4)
• Yehudit Bronicki	17,298	9,738		(4)
• Dan Falk	25,298	9,738		(4)
• Avner Hermoni	7,560	0		(4)
• Miron Kenneth	3,128	0		(4)
• Jacob Richter	2,670,829	2,440	5.58	%(3)
• Joseph Tenne	4,415	0		(4)
• Eliezer Tokman	15,766	8,206		(4)
• Shimon Ullman	130,653	9,738		(4)
• Arie Weisberg	68,838	16,467		(4)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, or the vesting of RSUs, held by such Office Holders. For information as to outstanding option awards to directors, see the below table.
(2)	The previously applicable restrictions on all of which have lapsed.
(3)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.
(4)	Less than 1%.

Ordinary Shares held by Office Holders have equal voting rights with those held by other holders of Ordinary Shares.

The following table sets forth information, as of January 31, 2017, concerning all outstanding option awards to directors, all of which have vested in full:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Scheduled date of expiration
Michael Anghel	Sep-1-2010	10.28	3,972	3,972	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Yehudit Bronicki	Jun-26-2011	12.48	3,667	3,667	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Dan Falk	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Avner Hermoni	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Jacob Richter	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Joseph Tenne	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Eliezer Tokman	Jun-26-2011	12.48	3,667	3,667	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Shimon Ullman	Sep-1-2010	10.28	3,972	3,972	Aug-31-2017
	Jun-26-2011	12.48	3,667	3,667	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Arie Weisberg	Jul-10-2014	15.61	1,608	1,608	Jul-9-2021

Item 7.	Major Shareholders and Related Party Transactions

7.A Major Shareholders

The following table sets forth information as of January 31, 2017 (except with respect to the shareholders as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Office Holders as a group.

Identity of Person or Group	Number of Shares (1)	Percentage of Ordinary Shares Outstanding (1)
• Dr. Jacob Richter (2) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	2,670,829	5.58%

• Office Holders as a group (consisting of 23 persons) (3)	4,272,532	8.91%

(1)	The Company had outstanding, on January 31, 2017, 47,835,506 Ordinary Shares. This number does not include a total, as of that date, of 4,512,545 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of the Company or were available for grant pursuant to such plans, of which: 779,652 were subject to outstanding share options (465,170 of which had vested); 896,208 were subject to outstanding and unvested RSUs; and 2,836,685 remained available for future equity awards pursuant to such plans, comprised of:

(a)	769,259 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, all of which were subject to outstanding options (465,170 of which had vested);

(b)	258,411 Ordinary Shares issuable pursuant to equity awards under the 2010 Plan, of which:

(i)	140,165 were subject to outstanding and unvested RSUs; and

(ii)	118,246 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	3,484,875 Ordinary Shares issuable pursuant to equity awards under the 2015 Plan, of which:

(i)	10,393 were subject to outstanding options (none of which had vested);

(ii)	756,043 were subject to outstanding and unvested RSUs; and

(iii)	2,718,439 remained available for future equity awards pursuant to the 2015 Plan.

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

(2)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012, updated to reflect the actual number of Ordinary Shares owned. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to 3,033,945 Ordinary Shares, with his wife, Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.
(3)	Includes 110,575 Ordinary Shares issuable upon the exercise of options or the vesting of RSUs referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, January 31, 2017. Also includes 113,294 Restricted Shares, the previously applicable restrictions on all of which have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

On January 31, 2017, there were 36 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 47,520,609 Ordinary Shares (net of 5,089,629 Ordinary Shares held of record in the United States at such date as treasury shares), constituting approximately 99.34% of the outstanding Ordinary Shares as of that date.

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

For information concerning the eligibility and participation of directors in the Directors Annual Equity Award Plan and information concerning unexercised options and unvested Restricted Shares held by directors, including awards made during the year ended December 31, 2016, see Item 6 - Directors, Senior Management and Employees - Compensation - Remuneration of the Active Chairman of the Board; Other Directors’ Remuneration; Equity Awards to Directors.

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

The shareholders approved an updated Compensation Policy at the 2016 annual general meeting of shareholders. A copy of the Compensation Policy is filed as an exhibit to this Annual Report.

7.C Interests of Experts and Counsel

Not applicable in Annual Report on Form 20-F.

Item 8.	Financial Information

8.A Consolidated Statements and Other Financial Information

(a) Consolidated Financial Statements

See Item 18 - Financial Statements and pages F-1 through F-53.

(b) Export Sales

See Item 5 - Operating and Financial Review and Prospects - Operating Results - Geographical Analysis; Worldwide Economic Situation - Geographical Analysis and Worldwide Economic Situation and Note 14 to the Financial Statements.

(c) Legal Proceedings

The Company has not been party to any legal or arbitration proceedings, including any relating to bankruptcy, receivership or similar matters or any governmental proceedings known to the Company, the resolution of which against the Company has had in the recent past a material adverse effect on the Company’s financial position or profitability.

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea (the “Seoul Court”) against the Korean subsidiary of Orbotech Ltd. and six employees thereof. These charges, as amended in September 2013, related to the alleged acquisition and misuse of confidential information of certain of the Company’s significant customers in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology, the Korean Unfair Competition Prevention and Trade Secret Protection Act and the Criminal Code of Korea. The charges included (1) the unlawful acquisition of certain industrial trade secrets related to the production of active matrix OLED panels of Samsung Mobile Display Co., Ltd. and LG Display Co. Ltd., customers of the Company’s Korean subsidiary (the “Customer Technology”), (2) unlawful use of the Customer Technology by preparing certain presentation materials, (3) unlawful divulgence of the Customer Technology to other employees of the Company inside and outside of Korea, (4) breach of trust in office by acquiring and divulging the Customer Technology without the customer’s permission for financial gain, and (5) the Korean subsidiary’s vicarious liability for the conduct of its employees. In December 2013, Orbotech Ltd.’s Korean subsidiary and five of its Korean employees were acquitted by the above court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the court. The prosecutor appealed the court’s decision with respect to all the defendants on the grounds that the court’s decision contained errors of fact, errors of law and an unjust sentence. The employee of Orbotech’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine also appealed the court’s decision issued in respect of him. In December 2014, the appellate panel of the Seoul Court denied all appeals and re-affirmed the trial court’s decision. Following this decision, a notice of appeal was filed by the prosecutor with respect to all aspects of the decision and with respect to all defendants. The Company’s Korean subsidiary and its employees did not appeal the appellate panel’s decision. The case is currently pending before the Supreme Court of Korea. Given the ongoing nature of these appeals, Orbotech cannot predict the timing, outcome or impact of this matter. In addition, the investigation by the prosecutor into the Company and the actions of employees of the Company outside of Korea is ongoing. The fiscal effect of these matters on the Company in 2016 has not been material. Taking into account insurance participation, the Company recorded an annual expense of less than $25,000 in each of 2016 and 2015, and an expense of $0.5 million in 2014, in connection with the ongoing Korean litigation, which are recorded in selling, general and administrative expenses, and expects to continue to incur fees and expenses associated therewith. The Korean Matter is expected to continue through 2017; however, it could extend beyond that time frame as a result of many factors that are outside the Company’s control and the Company cannot predict with accuracy its timing or results. A portion of the costs have been or are expected to be reimbursed under the Company’s applicable insurance policies. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. Because this is an ongoing matter, the Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to this proceeding, and the timing and amount of costs associated with the existing and any future matters. However, the applicable Korean laws provide that fines of up to 1.5 billion Korean Won (at the exchange rate on January 31, 2017 of Korean Won 1,173 = $1.00, approximately U.S. $1.3 million) may be levied on employers based on vicarious liability for convicted employees. Employees may also be subject to monetary penalties in addition to, or in lieu of, prison sentences. These amounts may be paid by the Company under certain circumstances. The Company has not recorded a provision related to the Korean Matter and ongoing investigation as of the date of this Annual Report because the Company cannot reasonably estimate the amount of the financial impact of an adverse outcome in these matters. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model. For further information about the Korean Matter, see Item 3 - Key Information - Risk Factor (v).

One of the Company’s AOI products was the subject of patent infringement litigation in China. In this case, one of the Company’s competitors in China copied certain of the Company’s technologies and PCB AOI systems and proceeded to register utility model patents in China on certain components thereof. This competitor subsequently filed a lawsuit in the relevant jurisdiction in China against one of the Company’s Chinese customers claiming that some of the Company’s PCB AOI systems being used by the customer infringe upon one of these utility model patents. During 2013, the court of first instance ruled in favor of the competitor, which decision was appealed by Orbotech’s customer. In December 2015, the appeal court confirmed the lower court’s decision and ordered the customer to cease its infringing actions. The customer did not appeal this decision to the Supreme Court and this decision is now final. In addition, the Company’s motion with the Chinese State Intellectual Property Office to invalidate the relevant utility model patent was denied during 2016. The Company has replaced the infringing component in the customer’s system with a component that was designed to be non-infringing and covered the customer’s attorneys’ fees in these proceedings, neither of which were material.

The Company has filed lawsuits against two Chinese customers of this competitor in the Shenzhen Longgang District People’s Court, in Guangdong Province, China, claiming infringement of the Company’s copyright by using software copied from the Company for operating PCB AOI systems purchased by these customers from the competitor. During November 2015, the Court ruled in favor of the Company by confirming the infringement and ordering the two customers to cease the infringing action and to cover appraisal costs. These customers filed an appeal with the Shenzhen Intermediate Court and a hearing was held in June 2016. The parties are currently awaiting the appeal court’s decision. Although the Company believes there are meritorious claims in this proceeding, it is unable to predict the timing, scope, cost and/or outcome thereof.

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

See Note 9b to the Financial Statements.

(d) Dividend Policy

The Company has not paid cash dividends on its Ordinary Shares for the past five years nor does it have any current plans to pay dividends.

The Company’s capital allocation policy is included as an exhibit to this Annual Report.

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

The following table sets forth, in Dollars, the intraday high and low reported sales prices of the Ordinary Shares on the Nasdaq Global Select Market during the periods indicated.

Year	Period	High	Low
2012	Full Year	11.85	6.43
2013	Full Year	14.41	8.05
2014	Full Year	16.79	13.12
2015	Full Year	22.67	14.36
	• First Quarter	16.98	14.36
	• Second Quarter	22.34	15.90
	• Third Quarter	21.58	14.82
	• Fourth Quarter	22.67	14.70

2016	Full Year	34.35	19.00
	• First Quarter	24.71	19.00
	• Second Quarter	28.97	23.37
	• Third Quarter	30.11	24.59
	• September	29.73	26.69
	• Fourth Quarter	34.35	26.83
	• October	29.93	27.01
	• November	33.28	26.83
	• December	34.35	30.01

2017	Full Year (through February 17)	36.86	28.01
	• First Quarter (through February 17)	36.86	28.01
	• January	36.86	32.10
	• February (through February 17)	35.54	28.01

*             *              *             *             *              *             *             *             *              *

On December 31, 2016, there were 37 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 47,493,556 Ordinary Shares (net of 5,089,629 Ordinary Shares held of record in the United States at such date as treasury shares), constituting approximately 99.34% of the outstanding Ordinary Shares as of that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes that, as of August 5, 2016, there were in excess of 9,300 beneficial holders of the Ordinary Shares.

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

10.A Share Capital

Not applicable in Annual Report on Form 20-F.

10.B Memorandum and Articles of Association

The Memorandum of Association of Orbotech Ltd. (the “Memorandum”) and the Articles (each in their original form) were registered on February 8, 1981, under registration number 51-087517-2 with the Israeli Registrar of Companies (the “Registrar”). In July 1984, the Company became a public company under Israeli company law, under registration number 52-003521-3. At the 2001 annual general meeting of shareholders, the shareholders adopted new articles of association as well as amendments to the Memorandum and the new articles of association. At the 2006 annual general meeting of shareholders, the shareholders resolved to increase the authorized (registered) share capital of the Company and to amend the Memorandum and the Articles accordingly. The shareholders adopted amendments to the Memorandum at the 2013 AGM, and to the Articles at the 2013 AGM and at the 2014 extraordinary general meeting of shareholders.

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

Under the Companies Law, the Company is required to appoint at least two natural persons as ‘external directors’, unless it elects to opt out of the requirement to maintain such regime; such appointments are to be for a term of three years and may be extended for additional three-year terms, subject to certain conditions as provided under the Companies Law and regulations promulgated pursuant thereto. The Company has decided not to elect to opt out of the external directors regime at this time and to maintain the current regime. For further information, see Item 6 - Directors, Senior Management and Employees - Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

Under the Articles, a director shall vacate his or her office if that director dies; is declared bankrupt; is declared to be legally incompetent; resigns such office by notice in writing given to the Company; is not re-elected by the shareholders upon expiration of his or her term at the relevant annual general meeting of shareholders; or otherwise as provided in the Companies Law (except that the provisions of section 230(a) of the Companies Law do not apply).

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

The Terms of Office and Employment of Office Holders are generally subject to the approval of the remuneration committee (rather than the audit committee) and the board of directors, and must generally be consistent with the compensation policy. In some circumstances, shareholder approval may also be required. See Item 6 - Directors, Senior Management and Employees - Compensation.

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

Notice. Pursuant to the Companies Law and the General Meeting Regulations, shareholder meetings generally require prior notice of not less than 21 days. Pursuant to the Articles, the Company is not required to deliver or serve prior notice of a general meeting or of any adjournments thereof to any shareholder. However, the Company will publicize the convening of a general meeting in any manner reasonably determined by the Company, such as by filing an appropriate periodic report with the SEC, by posting a notice on the Corporate Website or by publishing in one or more international wire services or in one or more newspapers, and any such publication shall be deemed duly made, given and delivered to all shareholders on the date on which it is first made, posted, filed or published in the manner so determined by the Company in its sole discretion.

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

Furthermore, the Company’s decision not to opt out of the requirement under the Companies Law to have at least two external directors, who cannot readily be removed from office, may make it more difficult for shareholders who oppose the policies of the Board to remove a majority of the then current directors from office quickly. The above requirement may also, in some circumstances, together with the other provisions of the Memorandum, Articles and Israeli law, deter or delay potential future merger, acquisition, tender or takeover offers, proxy contests or changes in control or management of the Company, some of which could be deemed by certain shareholders to be in their best interests and which could affect the price some investors are willing to pay for Ordinary Shares.

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

On August 7, 2014, the Company and the Borrower entered into a senior secured credit agreement (the “JPMorgan Credit Agreement”) with JPMorgan Chase Bank, N.A. as administrative agent, and a syndicate of lenders. On June 23, 2016, the Company repaid in full all amounts owing under, and terminated and retired, the JPMorgan Credit Agreement.

On June 13, 2016, the Company entered into the U.K. Facilities Agreement pursuant to which it borrowed the Term Loan and established the RCF. As of January 31, 2017, the outstanding principal amount of the Term Loan was $90.0 million and the unutilized portion of the RCF was $11.25 million. For more information, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.

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

(a) Israeli Taxation

(i) Taxation of Capital Gains Applicable to Non-Israeli Shareholders

Israeli law generally imposes a capital gains tax on the sale of securities of an Israeli company traded on the TASE, on an authorized stock exchange outside Israel or on a regulated market (which includes a system through which securities are traded pursuant to rules prescribed by the competent authority in the relevant jurisdiction) in or outside Israel (a “Recognized Exchange”). The capital gains tax rate applicable to individuals upon the sale of such securities is such individual’s marginal tax rate but not more than 25%. However, a tax rate of up to 30% will apply to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 3% on the capital gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. Different tax rates and terms may apply to capital gains accrued from the sale by individuals of securities that are not publicly traded as aforesaid.

With respect to corporate investors, capital gains tax equal to the corporate tax rate (for the years ended December 31, 2014 and 2015 - 26.5%, for the year ended December 31, 2016 - 25%, for 2017 - 24%, and as of January 1, 2018 - 23%) will generally be imposed on the sale of traded shares.

If the Ordinary Shares are traded on a Recognized Exchange, gains on the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax so long as the capital gain is not made through a permanent establishment that the non-Israeli tax resident investor maintains in Israel. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

Persons paying consideration for shares, including purchasers of shares, Israeli securities dealers effecting a transaction, or a financial institution through which securities being sold are held, are required, subject to any applicable exemptions and the demonstration by the selling shareholder of its non-Israeli residency, to withhold tax upon the sale of publicly traded securities at a rate of 25% for individuals and at the corporate tax rate for corporations (currently 24%).

Israeli law also generally exempts non-resident individuals and entities from capital gains tax on the sale of securities of Israeli companies, provided that such securities are not traded on a stock exchange in Israel when sold and that the securities were acquired on or after January 1, 2009.

(ii) Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on the shares of companies that are not publicly traded at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax is to be withheld at source, unless a different rate is provided under an applicable tax treaty. In addition, as noted above, an additional tax at a rate of 3% may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. Dividends paid on the shares of companies that are publicly traded, like the Company’s Ordinary Shares, to non-Israeli residents, although generally subject to the same tax rates applicable to dividends paid on the shares of companies that are not publicly traded, are generally subject to Israeli withholding tax at a rate of 25% (whether or not the recipient is a Substantial Shareholder), unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from Orbotech Ltd.’s Approved Enterprises or Benefiting Enterprises during the applicable benefits period is subject to withholding tax at a rate of 15%, unless a different tax rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from Preferred Income is subject to withholding tax at a rate of 20%, unless a different tax rate is provided under an applicable tax treaty. To benefit from any lower tax rates under an applicable tax treaty, a non-resident of Israel would need to file an appropriate tax return with the Israel Tax Authority claiming a refund based on the lower rate under the applicable tax treaty.

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

(iii) U.S. - Israel Tax Treaty

The Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income (the “Treaty”) is generally effective as of January 1, 1995. Under the Treaty, the maximum Israeli withholding tax on dividends paid to a holder of Ordinary Shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Investment Law, dividends distributed by an Israeli company and derived from income eligible for benefits under the Investment Law will generally be subject to a reduced dividend withholding tax rate, as detailed above, subject to the conditions specified in the Treaty. The Treaty further provides that Israeli withholding tax at the rate of 15% or 12.5% will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. The 15% rate applies to dividends distributed from income derived from an Approved Enterprise or, presumably, from a Benefiting Enterprise, in each case within the applicable period or, presumably, from a Preferred Enterprise, and the lower 12.5% rate applies to dividends distributed from income derived from other sources. However, these provisions do not apply if the company has more than certain amounts of certain passive income. To benefit from any lower tax rates under the Treaty, a Treaty U.S. Resident would generally need to file an appropriate tax return with the Israel Tax Authority claiming a refund based on the lower rate under the Treaty.

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

(i) Distributions on Ordinary Shares

Distributions on Ordinary Shares paid (before reduction for Israeli withholding taxes) out of the Company’s current or accumulated earnings and profits, as determined under U.S. tax principles, will be dividends and will be includible in a U.S. Shareholder’s ordinary income when actually or constructively received. If a U.S. Shareholder is an individual, trust or estate, dividends received from the Company will generally be taxed at a maximum rate of 15% or 20%, depending on the income level of the taxpayer, provided the taxpayer has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. The Company does not intend to compute earnings and profits under U.S. tax principles. Accordingly, if the Company does not compute earnings and profits under U.S. tax principles, the entire distributions may be treated as paid out of the Company’s current or accumulated earnings and profits.

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

(iv) Unearned Income Medicare Contribution Tax

Each U.S. Shareholder who is an individual, estate or trust is generally subject to a 3.8% Medicare tax on the lesser of (i) such U.S. Shareholder’s ‘net investment income’ for the relevant taxable year, and (ii) the excess of such U.S. Shareholder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be $125,000, $200,000, or $250,000, depending on the individual’s circumstances). For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of Ordinary Shares, subject to certain exceptions. U.S. Shareholders are encouraged to consult their own tax advisors regarding the applicability of the Medicare tax to income and gains from ownership of Ordinary Shares.

(v) Passive Foreign Investment Company

A ‘passive foreign investment company’ (“PFIC”) is generally defined as any foreign corporation at least 75% of whose gross income for the taxable year is passive income, or at least 50% of the value of whose assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. For the purpose of determining whether a foreign corporation is a PFIC, such corporation is also deemed to hold its proportionate share of the assets and receive its proportionate share of the income of any corporation in which it owns directly or indirectly at least 25% by value of the stock. The Company believes that it is not and has not been a PFIC for U.S. Federal income tax purposes for taxable years through 2015, and the Company believes that it should not become a PFIC for taxable years after 2015. If the Company were to become a PFIC, then all U.S. Shareholders would be required either: (i) to include in their taxable income certain undistributed amounts of the Company’s income if a qualified electing fund election has been made (and certain information is provided by the Company); or (ii) to pay an interest charge together with tax calculated at maximum ordinary income rates on certain ‘excess distributions’ (defined to include gain on the sale of Ordinary Shares). In addition, if the Company is a PFIC, U.S. Shareholders who are individuals, trusts or estates will not be eligible for the preferential tax rates on dividends described above, and U.S. Shareholders that own PFIC stock worth more than a certain threshold amount are required to file an annual report with respect to each PFIC in which they own stock.

(vi) Backup Withholding and Information Reporting

A U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and ‘backup withholding’ at a 28% rate on payments of dividends on, and the proceeds of disposition of, Ordinary Shares. Backup withholding will generally apply if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) (generally on IRS Form W-9) within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder’s U.S. Federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

(vii) Tax Return Disclosure

The Foreign Account Tax Compliance Act (“FATCA”) generally subjects U.S. individuals that hold certain specified foreign financial assets (which include stock of a non-U.S. corporation) to U.S. return disclosure obligations (and related penalties for failure to disclose). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. Such U.S. individuals are required to file IRS Form 8938 with their U.S. Federal income tax returns, unless an exception applies. Generally, U.S. holders may be subject to these reporting requirements unless their Ordinary Shares are held in an account at a domestic financial institution or certain other exceptions apply. Penalties for failure to file certain of these information returns may be substantial. U.S. Shareholders that are individuals are encouraged to consult their tax advisors regarding the filing of IRS Form 8938.

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

The Company’s derivative transactions in 2016 were executed through Israeli and international banks. The Company is exposed to counterparty risk arising from certain of its financial instruments and derivative contracts and it could be adversely affected by the soundness of counterparties, which include customers, suppliers and financial institutions. The Company uses derivatives to hedge certain exchange rate risk by entering into exchange rate-based derivative instruments with financial institution counterparties, such as broker/dealers, commercial banks and investment banks. These transactions are typically entered into on an unsecured basis and should the counterparty fail to honor its obligations under the relevant agreements, the Company could sustain losses which could have an adverse effect on its business, financial condition and results of operations.

(b) Exchange Rate Risk Management

Since the Company’s functional currency and that of virtually all of its subsidiaries is the Dollar, the Company, including through its subsidiaries, protects itself against exposure arising from the difference between assets and liabilities in each currency other than the Dollar (“Balance Sheet Exposure”). The majority of the Balance Sheet Exposure is in Japanese Yen, GBP, Euros, RMB, the Taiwanese dollar and the NIS.

The Company endeavors to limit its Balance Sheet Exposure through ‘natural’ hedging, i.e., by attempting to match its non-Dollar denominated assets and liabilities in any given currency. The currency exposure that is not able to be managed through the matching of assets and liabilities is partially hedged through the use of derivative instruments; however, hedging exposures in certain currencies, particularly the RMB, can be costly, which may limit the Company’s ability effectively to hedge its exposure to such currencies. To the extent possible, the Company engages in its exchange rate hedging on a consolidated basis. The Company is not able to use the matching of assets and financial derivatives to hedge all of its foreign currency exposure. In addition, the Company’s activities in this area may not be effective, particularly in times of heightened currency volatility. Accordingly, there remains an inherent risk in the Company’s business related to foreign currency exposure.

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as of December 31, 2016 (at fair value - as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions). The Company does not have any Balance Sheet Exposure maturing beyond 2017 that would have a material effect on its business, financial condition or results of operations.

	Euro	GBP	Japanese Yen	Chinese Renminbi	Other Far Eastern Currencies*	NIS	Total
Israel	(1.4)		(2.0)			(8.3)	(11.7)
Europe	4.1						4.1
U.K.		(9.5)					(9.5)
Japan			17.8				17.8
China				29.6			29.6
Far East					21.5		21.5

Total	2.7	(9.5)	15.8	29.6	21.5	(8.3)	51.8

*	Includes Korean Won and Taiwanese dollar.

Explanatory note:

(1)	The data presented in the table reflects the net exposure after taking into account set-offs between matching non-Dollar denominated assets and liabilities.

The Company enters into forward exchange contracts to hedge its Balance Sheet Exposure as well as certain future cash flows in connection with payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies. The terms of most existing currency derivatives are less than three months and most do not exceed one year. The table below details the hedging acquired in forward exchange contracts in order to limit foreign currency exposure risks. The notional amounts of these forward exchange contracts, as of December 31, 2016, were as follows ($ in millions).

	Euro	GBP	Korean Won	Taiwanese Dollar	Chinese RMB	Japanese Yen	NIS	Total
Israel							34.6	34.6
Europe	15.3							15.3
U.K.		86.2						86.2
Japan						68.8		68.8
Far East			19.4	22.3	16.5			58.2

Total	15.3	86.2	19.4	22.3	16.5	68.8	34.6	263.1

(c) Fair Value of Derivatives

The fair value of derivatives as of December 31, 2016 constituted assets and liabilities of approximately $4.7 million and $9.6 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d) Interest Rate Risk Management

The interest rate on $90.0 million of the Company’s debt is variable. As a result, interest expense would increase if interest rates rise. Fluctuations in LIBOR may increase the Company’s overall debt service obligation and could have a material adverse effect on its ability to service its debt obligations. An increase of 1% in the interest rate payable on the Company’s outstanding variable rate debt would increase its annual debt service requirements by approximately $0.9 million, assuming the applicable leverage ratio remains constant. The Company did not enter any swap agreement to hedge the floating rate risk.

A significant portion of the Company’s cash, cash equivalents and short-term bank deposits bear interest. The annual interest rates as of December 31, 2016 ranged up to 1.32%. Due to the relatively short-term maturities of the Company’s cash and deposits portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

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

The Company’s management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016.

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

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2016 and 2015 were pre-approved by the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
Audit fees (1)	$1,080,000	$1,044,000
Audit-related fees (2)	346,000	83,000
Tax fees (3)	611,000	258,000

Total	$2,037,000	$1,385,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning regulatory matters and special projects and, in 2016, mainly includes fees and consultations concerning the 2016 Offering and associated refinancing.
(3)	Includes fees for services related to tax compliance, including assistance in preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, services for employee benefit plans, issues with respect to transfer pricing and other.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during the year ended December 31, 2016.

Item 16F.	Change in Registrant’s Certifying Accountant

None

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit A from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(1.2)	Articles of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (File No. 000-12790) filed on February 27, 2015).

(2.1)	Forms of Share Certificates Representing Ordinary Shares (incorporated by reference to Exhibit 2.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 000-12790)).

(4.1)	Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (incorporated by reference to Exhibit 4.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 000-12790) filed on March 30, 2006).

(4.2)	2010 Equity-Based Incentive Plan (incorporated by reference to Exhibit A to the Company’s Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.3)	2015 Equity-Based Incentive Plan (incorporated by reference to Exhibit A to the Company’s Report on Form 6-K (File No. 000-12790) filed on June 29, 2015).

(4.4)	Directors Annual Equity Award Plan (incorporated by reference to Exhibit B from the Company’s Report on Form 6-K (File No. 000-12790) filed on June 29, 2015).

(4.5)	Compensation Policy (incorporated by reference to Exhibit A from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 8, 2016).

(4.6)	Letter of Indemnification and Release (incorporated by reference to Exhibit D from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(4.7)	Share Sale Agreement Relating to SPTS Technologies Group Limited entered into and signed July 4, 2014, among the Bridgepoint Funds, Sumitomo Precision Products Co. Ltd., the Management Sellers, Barclays Wealth Trustees (Guernsey) Limited, the EBT Beneficiaries, Orbotech Holding U.K. Limited, Orbotech Ltd., SPTS Technologies Group Limited and Orbotech, Inc. (incorporated by reference to Exhibit 4.17 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (File No. 000-12790) filed on February 27, 2015).

(4.8)	Credit Agreement dated as of August 7, 2014, among Orbotech, Inc., as borrower, Orbotech Ltd., JPMorgan Chase Bank, N.A., as administrative agent and the other lenders party thereto (incorporated by reference to Exhibit 99.2 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 7, 2014).

(4.9)	Guarantee Agreement dated as of August 7, 2014, among Orbotech, Inc., Orbotech Ltd., the subsidiaries of Orbotech Ltd. party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 99.3 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 7, 2014).

(4.10)	Collateral Agreement dated as of August 7, 2014, among Orbotech, Inc., the subsidiaries of Orbotech Ltd. party thereto and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 99.4 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 7, 2014).

(4.11)	Secured Bond (Encumbrance on All Assets) issued on August 7, 2014, by Orbotech Ltd. in favor of JPMorgan Chase Bank, N.A., as trustee for the Secured Parties (as defined in the Debenture) (incorporated by reference to Exhibit 99.5 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 7, 2014). (1)

(4.12)	Facilities Agreement in respect of term and revolving loan facilities of $125,000,000 dated 13 June 2016 for SPTS Technologies Investments Limited arranged by Barclays Bank PLC and Lloyds Bank PLC with Lloyds Bank PLC acting as Security Agent (incorporated by reference to Exhibit 99.2 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on June 13, 2016).

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

Name	Jurisdiction of Organization
• Orbotech, Inc.	United States
• Photon Dynamics, Inc.	United States
• Orbotech LT Solar LLC (indirectly owned approximately 80% by Orbotech Ltd.)	United States
• Orbotech S.A.	Belgium
• Laser Imaging Systems GmbH	Germany
• New System s.r.l.	Italy
• Orbotech Pacific Ltd.	Hong Kong
• Orbotech Holding U.K. Limited	United Kingdom
• SPTS Technologies Group Limited	United Kingdom
• Orbotech Singapore Corporation Pte. Ltd.	Singapore
• Orbotech B.V.	The Netherlands
• Orbotech Asia Ltd.	Hong Kong
• Orbotech Japan Ltd.	Japan
• Orbograph Ltd. (owned approximately 94% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Ltd. (owned 50% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Limited Partnership	Israel

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15.1)	Consent of Independent Registered Public Accounting Firm.

(15.2)	Capital Allocation Policy (incorporated by reference to Exhibit 99.1 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 21, 2014).

(101)	Interactive Data Filing.

(1)	English translation from the official, original version in Hebrew.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/s/ Asher Levy
Asher Levy
Chief Executive Officer

Dated: February 24, 2017

ORBOTECH LTD.

(An Israeli Corporation)

2016 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2016 CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the shareholders of

ORBOTECH LTD.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Orbotech Ltd. (the “Company”) and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management and Board of Directors are responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b). Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and the Board of Directors, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Tel Aviv, Israel	Kesselman & Kesselman
February 24, 2017	Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2016	2015
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$216,292	$162,102
Restricted cash	12,487	13,617
Marketable securities		409
Short-term bank deposits	789	9,550
Accounts receivable - trade	326,343	284,192
Prepaid expenses and other current assets	47,258	55,906
Inventories	132,435	133,250

Total current assets	$735,604	659,026

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	7,012	5,637
Funds in respect of employee rights upon retirement	8,375	8,130
Deferred income taxes	19,840	20,147
Equity method investees and other receivables	9,113	10,144

	44,340	44,058

PROPERTY, PLANT AND EQUIPMENT, net	62,375	58,982

OTHER INTANGIBLE ASSETS, net	84,210	109,635

GOODWILL	176,374	170,177

Total assets	$1,102,903	$1,041,878

/s/ YOCHAI RICHTER	)	Active Chairman of the
Yochai Richter	)	Board of Directors

/s/ ASHER LEVY	)
Asher Levy	)	Chief Executive Officer

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS (continued)

	December 31
	2016	2015
	U.S. dollars in thousands
LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Current maturities of long-term loan	$16,364	$13,937
Accounts payable and accruals:
Trade	72,085	65,037
Other	114,692	94,930
Deferred income	28,576	29,282

Total current liabilities	231,717	203,186

LONG-TERM LIABILITIES:

Long-term loan, net	72,002	218,372
Liability with respect to Applied Microstructures, Inc. (“AMST”)	1,471
Liability for employee rights upon retirement	22,973	21,535
Deferred income taxes	14,392	16,984
Other tax liabilities	7,567	14,045

Total long-term liabilities	118,405	270,936

COMMITMENTS AND CONTINGENT LIABILITIES (see Note 9)

Total liabilities	350,122	474,122

EQUITY:
Orbotech Ltd. equity
Ordinary shares of New Israeli Shekels (“NIS”) 0.14 par value per share (“Ordinary Shares”)
Authorized at December 31, 2016 and 2015:
80,000,000 Ordinary Shares
Issued at December 31, 2016 and 2015:
53,219,226 and 48,490,093 Ordinary Shares, respectively
Outstanding at December 31, 2016 and 2015:
47,808,453 and 43,079,320 Ordinary Shares, respectively	2,381	2,209
Additional paid-in capital	420,185	306,612
Retained earnings	440,159	360,721
Accumulated other comprehensive loss	(9,221)	(1,506)
Less treasury shares, at cost at December 31, 2016 and 2015: 5,410,773 Ordinary Shares	(99,539)	(99,539)

Total Orbotech Ltd. equity	753,965	568,497

Non-controlling interests	(1,184)	(741)

Total equity	752,781	567,756

Total liabilities and equity	$1,102,903	$1,041,878

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands (except per share data)
REVENUES:
Sales of products	$588,396	$537,370	$403,963
Service rendered	218,006	215,147	178,783

	806,402	752,517	582,746

COST OF REVENUES:
Cost of products sold	304,455	285,503	223,981
Cost of service rendered	129,540	127,216	105,572

	433,995	412,719	329,553

GROSS PROFIT	372,407	339,798	253,193
RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	112,425	108,516	91,320
Less - government participations	5,330	4,662	2,669

NET RESEARCH AND DEVELOPMENT COSTS	107,095	103,854	88,651
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	124,356	117,493	96,169
EQUITY IN EARNINGS OF FRONTLINE	(3,445)	(5,849)	(5,769)
AMORTIZATION OF INTANGIBLE ASSETS	27,456	30,224	19,235
GAIN FROM THE SALE OF THE THERMAL PRODUCTS BUSINESS		(628)
SPTS ACQUISITION COSTS			6,761

OPERATING INCOME	116,945	94,704	48,146
FINANCIAL EXPENSES - net	21,042	23,585	9,046

INCOME BEFORE TAXES ON INCOME	95,903	71,119	39,100
TAXES ON INCOME	16,308	13,788	3,419
SHARE IN LOSSES OF EQUITY METHOD INVESTEE	600	615	417

NET INCOME	78,995	56,716	35,264
NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	443	55	116

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	79,438	56,771	35,380
EARNING PER SHARE ATTRIBUTABLE TO ORBOTECH LTD.:
Basic	$1.74	$1.34	$0.85

Diluted	$1.71	$1.31	$0.83

WEIGHTED AVERAGE NUMBER OF SHARES USED IN
COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
Basic	45,534	42,412	41,703
Diluted	46,461	43,322	42,757

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
Net income	$78,995	$56,716	$35,264

Other comprehensive income (loss):
Gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes	(7,610)	451	(2,337)
Net change with respect to available-for-sale securities, net of taxes	(105)	23	(52)

Total other comprehensive income (loss)	(7,715)	474	(2,389)

Total comprehensive income	71,280	57,190	32,875
Comprehensive loss attributable to non-controlling interests	443	55	116

Total comprehensive income attributable to Orbotech Ltd.	$71,723	$57,245	$32,991

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Non controlling interest	Total equity
	Number of shares	Amount
	In thousands		U.S. dollars in thousands
BALANCE AT JANUARY 1, 2014	46,204	$2,124	$281,159	$268,570	$409	$(84,946)	$(162)	$467,154
Comprehensive income				35,380	(2,389)		(116)	32,875
Acquisition of treasury shares						(14,593)		(14,593)
Acquisition of non-controlling interest			551				(551)
Exercise of equity awards	1,060	39	8,214					8,253
Compensation relating to equity awards granted			3,132				60	3,192

BALANCE AT DECEMBER 31, 2014	47,264	$2,163	$293,056	$303,950	$(1,980)	$(99,539)	$(769)	$496,881
Comprehensive income				56,771	474		(55)	57,190
Exercise of equity awards	1,226	46	9,823					9,869
Compensation relating to equity awards granted			3,733				83	3,816

BALANCE AT DECEMBER 31, 2015	48,490	$2,209	$306,612	$360,721	$(1,506)	$(99,539)	$(741)	$567,756
Comprehensive income				79,438	(7,715)		(443)	71,280
Issuance of shares, net of $1.1 million in issuance expenses	3,850	139	99,823					99,962
Exercise of equity awards	879	33	7,394					7,427
Compensation relating to equity awards granted			6,356					6,356

BALANCE AT DECEMBER 31, 2016	53,219	$2,381	$420,185	$440,159	$(9,221)	$(99,539)	$(1,184)	$752,781

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2016	2015	2014
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$78,995	$56,716	$35,264
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	44,756	45,282	30,333
Compensation relating to equity awards granted - net	6,356	3,816	3,192
Decrease (increase) in liability for employee rights upon retirement, net	943	(113)	(1,553)
Long-term loans discount amortization	1,866	897	237
Deferred financing costs amortization	5,692	2,010	612
Capital loss from disposal of property, plant and equipment			645
Deferred income taxes	(2,693)	(2,024)	1,253
Amortization of premium and accretion of discount on marketable securities, net	145	145	656
Equity in earnings of Frontline, net of dividend received	1,261	(540)	468
Other	751	1,014	597
Loss from sales of marketable securities			339
Gain from the sale of the Thermal Products Business		(628)
Increase in accounts receivable:
Trade	(41,607)	(37,067)	(17,440)
Other	(2,921)	(5,507)	(2,075)
Increase (decrease) in accounts payable and accruals:
Trade	6,898	353	2,140
Deferred income	(1,056)	(7,770)	1,346
Other	7,994	13,915	9,326
Decrease (increase) in inventories	1,080	18,765	(13,984)

Net cash provided by operating activities	$108,460	$89,264	$51,356

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(23,550)	(19,348)	(12,500)
Consideration received from the sale of the Thermal Products Business	12,000	10,000
Withdrawal of bank deposits	8,761	450	28,650
Purchase of marketable securities	(5,553)	(1,099)	(15,152)
Redemption and sale of marketable securities	4,337	821	26,586
Acquisition of SPTS, net of cash acquired (a)			(375,061)
Investment in equity method investee	(1,000)	(1,500)	(250)
Proceeds from disposal of property, plant and equipment			15
Acquisition of AMST	(6,429)
Decrease (increase) in restricted cash	1,130	(3,617)	(10,000)
Increase (decrease) in funds in respect of employee rights upon retirement	249	510	(260)

Net cash used in investing activities	$(10,055)	$(13,783)	$(357,972)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term loan, net of $8.0 million financing costs			288,918
Repayment of long-term loan	(239,635)	(59,615)	(750)
Repayment of bank loan	(20,000)
Bank loan, net of $2.0 million financing costs	108,031
Issuance of shares, net	99,962
Share options exercised	7,427	9,869	8,253
Acquisition of treasury shares			(14,593)

Net cash provided by (used in) financing activities	$(44,215)	$(49,746)	$281,828

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	54,190	25,735	(24,788)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	162,102	136,367	161,155

CASH AND CASH EQUIVALENTS AT END OF YEAR	$216,292	$162,102	$136,367

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$6,722	$14,278	$6,274

Income taxes paid	$16,451	$10,138	$9,387

Income taxes refunded	$385	$519	$897

Receivable on account of the sale of the Thermal Products Business		$12,000

Purchase of property, plant and equipment on credit	$399	$2,041	$2,852

(a) Acquisition of subsidiaries consolidated for the first time:
Working capital (excluding cash and cash equivalents)			$(48,918)
Property, plant and equipment			(25,160)
Long-term liabilities			19,934
Goodwill			(167,001)
In-process research and development			(6,920)
Other intangible assets			(146,996)

			$(375,061)

The accompanying notes are an integral part of the financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General:

(i)	Nature of operations

Orbotech Ltd. (the “Company” or “Orbotech”) is an Israeli company, which, together with its subsidiaries and one joint venture, is a leading global supplier of yield-enhancing and process-enabling solutions for the manufacture of electronics products. The Company provides cutting-edge solutions for use in the manufacture of printed circuit boards (“PCB”s), flat panel displays (“FPD”s) and semiconductor devices (“SD”s), designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes.

The products designed, developed, manufactured, marketed and serviced by the Company include: direct imaging (“DI”), automated optical inspection (“AOI”), automated optical shaping (“AOS”) (previously known as automated optical repair or ‘AOR’), via formation (“VF”) laser drilling tools, digital inkjet printing and other production systems used in the manufacture of PCBs; AOI, test, repair and process monitoring systems used in the manufacture of FPDs; and etch, physical vapor deposition (“PVD”) and chemical vapor deposition (“CVD”) equipment for use in the manufacture of SDs, such as micro-electro-mechanical systems (“MEMS”), advanced semiconductor packaging (“Advanced Packaging”), power and radio frequency (“RF”) devices and high brightness light emitting diode (“HBLED”) devices.

The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production, which are designed and developed by the Frontline P.C.B. Solutions Limited Partnership (“Frontline”). In addition, through its subsidiary, Orbotech LT Solar, LLC (“OLTS”), the Company is engaged in the research, development and marketing of products for the deposition of thin film coating of various materials on crystalline silicon photovoltaic wafers for solar energy panels, and through its subsidiary, Orbograph Ltd. (“Orbograph”), in the development and marketing of character recognition solutions to banks, financial and other payment processing institutions and healthcare providers.

On August 7, 2014, the Company acquired the entire issued share capital of United Kingdom-based SPTS Technologies Group Limited (“SPTS”) for an aggregate amount of approximately $375.1 million (the “SPTS Acquisition”). SPTS is included in the Company’s consolidated financial results from August 7, 2014 (the “SPTS Closing Date”). See Note 3a.

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

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

(iii)	Functional currency

The currency of the primary economic environment in which the operations of the Company and virtually all of its subsidiaries are conducted is the United States dollar (the “Dollar”).

Virtually all product revenues of the Company and its subsidiaries and affiliates are derived outside Israel in non-Israeli currencies, mainly the Dollar. Most purchases of materials and components are made in Dollars or in Israeli currency under contracts linked to the Dollar. Thus, the functional currency of the Company and all of its subsidiaries is the Dollar.

Monetary accounts maintained in currencies other than the Dollar are re-measured to the Dollar at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are recorded in financial expenses - net, as appropriate.

(iv)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Some of those judgments can be subjective and complex and, consequently, actual results may differ materially from those estimates and assumptions. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, inventories, deferred tax assets, provision for uncertain tax positions, provision for doubtful accounts, goodwill, intangible assets and contingencies.

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

Approximately 16% of OLTS’s equity interest as at December 31, 2016 is held by the two developers of certain of OLTS’s technology. Each of these two developers holds a put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These put options became exercisable starting in 2015, subject to the achievement of a certain financial milestone by OLTS (which was not met in either 2015 or 2016). The purchase price to be paid by the Company and/or OLTS upon the exercise of these put options shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. The put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

c.	Cash and cash equivalents

The Company considers all highly liquid investments, including cash and short-term bank deposits that are not restricted as to withdrawal or use and the period to maturity of which does not exceed three months at the time of investment, to be cash equivalents.

d.	Restricted cash

The Company has restricted cash deposited as a guarantee for customers in interest bearing deposits. The Company classifies these amounts as a current asset due to their short maturity.

e.	Short-term bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term bank deposits. As of December 31, 2016 and 2015, short-term deposits are in Dollars and Euros and bear interest at an average annual rate of 0.16% and 0.55%, respectively.

f.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2016 and 2015, most of the Company’s cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. The Company is of the opinion that the credit risk in respect of these balances is not material.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain economies, the Company may require letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, the Company may sell some of these letters of credit and promissory notes to third parties at a discount in return for cash. The resulting costs related to the letters of credit and promissory notes are charged to ‘financial expenses - net’, as incurred. During the years ended December 31, 2016, 2015 and 2014, the Company sold face amounts of $37.8 million, $35.4 million and $38.9 million, respectively, of these letters of credit and promissory notes.

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

As of December 31, 2016 and 2015, all of the Company’s investments in marketable securities were classified as available-for-sale securities.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income (loss) in equity until realized.

Unrealized losses that are considered to be other-than-temporary are charged to income as impairment charge.

i.	Investment in equity method investees

Investments in shares of an entity over which the Company has significant influence or joint control, but owns less than a controlling voting interest, are accounted for using the equity method. Significant influence is presumed to exist when the Company holds between 20%-50% of the voting power in an investee.

j.	Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

%
Machinery and equipment	10-33
(mainly 20)
Leasehold improvements	Over the term of the lease (mainly 10)
Buildings	3
Office furniture and equipment	6-33
Computer equipment	20-33
Vehicles	15; 20

k.	Other intangible assets

Acquired intangible assets are presented at cost, net of accumulated amortization and impairments. These intangible assets consist primarily of intellectual property and customer relations, and are being amortized on a straight-line basis over periods of five to seven years and, in some cases, up to 12 years.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The goodwill impairment test is applied by performing qualitative and/or quantitative assessments before calculating the fair value of the reporting unit. If, on the basis of these factors, it is considered not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be required. Otherwise, goodwill impairment is tested using a two-step approach.

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

In the year ended December 31, 2016, the Company elected to perform a quantitative assessment (contrasted with the qualitative assessments it elected to perform in the years ended December 31, 2015 and 2014) for the annual goodwill impairment test.

As a result of performing the annual impairment tests, on September 30, 2016, 2015 and 2014, the Company determined that there was no impairment with respect to goodwill.

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

The Company’s revenue arrangements contain multiple elements, as it grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to 12 months and installation service. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the value of the service and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. In addition, the Company defers the value of the installation and training and recognizes it upon installation.

When a sales arrangement contains multiple elements, such as product warranty and installation, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, and otherwise is based on third party evidence (“TPE”) or on the relative estimated selling price (“ESP”) if neither VSOE nor TPE is available. Because of the nature of its products, the Company generally utilizes ESP.

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

Service revenue in respect of the Company’s products is recognized ratably over the contractual service period, or in a fee for service arrangement, as service is provided.

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

As of December 31, 2016 and 2015, deferred tax liabilities and assets were classified as non-current.

(ii)	Uncertain tax positions

The Company follows a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate resolution. The Company’s policy is to include interest and penalties related to unrecognized tax benefits within taxes on income. Such liabilities are classified as long-term, unless the liability is expected to be resolved within 12 months from the balance sheet date. The Company presents unrecognized tax benefits as a reduction to deferred tax assets where a net operating loss, a similar tax loss, or a tax credit carryforward exists, when settlement in this manner is available under the applicable tax law.

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

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the spot component are recorded in other comprehensive income, as ‘gains (losses) in respect of derivative instruments designated for cash flow hedge, net of taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, and hedge components such as time value, excluded from assessment of effectiveness testing, are recognized immediately in the statement of operations among ‘financial expenses - net’. Changes in the fair value of other derivatives not designated as hedging instruments are recognized in the statement of operations among ‘financial expenses - net’ and amounted to gains of $294,000, $1,192,000 and $2,115,000 in the years ended December 31, 2016, 2015 and 2014, respectively.

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

Certain equity awards are subject to forfeiture should the Company fail to attain specified performance goals. The fair value of these awards is estimated on the date of grant using the same option valuation model used by the Company for non-performance equity awards. For so long as the Company assumes that the performance goals will be achieved, compensation cost is recorded with respect thereto. If and when a point in time is reached that the Company believes the performance goals will not be achieved, it will then reverse the share-based compensation expenses recognized through such date.

Equity awards granted to non-employees are re-measured at each reporting period at fair value until they have vested. The fair value of equity awards is charged to the statement of operations over the service period.

u.	Comprehensive income

In addition to net income, comprehensive income includes: (i) gains or losses in respect of derivative instruments designated as cash flow hedges, net of taxes (see s. above); and (ii) unrealized gains and losses arising from securities classified as available-for-sale, net of taxes (see h. above).

v.	Earnings per share

Basic earnings per share are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted earnings per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method.

w.	Deferred financing costs

In April 2015, the Financial Accounting Standards Board of the United States (the “FASB”) issued guidance on balance sheet classification of deferred financing costs. The guidance requires entities to present deferred financing costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability. The Company adopted the provisions of this update retrospectively during the first quarter of 2016. The impact of the change in presentation is that deferred financing costs, totaling $1.6 million and $5.5 million as of December 31, 2016 and December 31, 2015, respectively, have been deducted from the carrying amount of the related debt liability.

x.	Impact of recently issued accounting pronouncements:

(i)

In May 2014, the FASB issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU 2014-09 will become effective for the Company beginning in the first quarter of 2018. Early adoption is permitted.

Subsequently, the FASB issued the following standards related to ASU 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”); and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”). The Company must adopt ASU 2016-08, ASU 2016-10 and ASU 2016-12 with ASU 2014-09 (collectively, the “New Revenue Standards”) commencing the first quarter of 2018.

The New Revenue Standards may be applied retrospectively to each prior period presented, or retrospectively with the cumulative effect recognized as of the date of adoption. The Company currently anticipates that it will adopt the New Revenue Standards in the first quarter of 2018 retrospectively with the cumulative effect recognized as of the date of adoption.

The Company has substantively completed its assessment of the changes on its financial reporting and disclosures expected as a result of adopting the New Revenue Standards; and although this process has not yet been fully finalized, the Company does not currently expect such adoption to have a material impact on its consolidated financial statements. The Company expects to conclude this evaluation process, as well as preparation of the related accounting policies, during the first half of 2017, and to implement any required changes during the second half of 2017.

(ii)	In February, 2016, the FASB issued an ASU which revises lease accounting guidance. Under the new guidance, lessees will be required to recognize a right-of-use asset and a lease liability for all leases, other than leases that meet the definition of a short-term lease. The liability and the right-of-use asset arising from the lease will be measured at the present value of the lease payments. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition approach. The Company is currently evaluating the impact of the adoption of the new lease accounting guidance on its consolidated financial statements.

(iii)	In March 2016, the FASB issued an ASU which simplifies certain aspects of the accounting for share-based payments, including accounting for income taxes, classification of awards as either equity or liabilities, classification on the statement of cash flows as well as allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur. The ASU is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2016, and all applicable amendments provided for in this ASU must be adopted in the same period. The Company will adopt this ASU commencing in the first quarter of 2017. The adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

(iv)

In August 2016, the FASB issued guidance on statements of cash flows. The guidance addresses eight specific issues: debt prepayment or debt extinguishment costs; settlement of certain debt instruments; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

policies; distributions received from equity method investees; beneficial interest in securitization transactions; separately identifiable cash flows and application of predominance principle. The guidance will be effective for the fiscal year beginning on January 1, 2018, including interim periods within that year (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

(v)	In October 2016, the FASB issued an ASU which eliminates the exception for an intra-entity transfer of an asset other than inventory. This ASU requires that the income tax consequences of an intra-entity asset transfer other than inventory be recognized at the time of the transfer, rather than when the transferred asset is sold to a third party or otherwise recovered through use. This ASU is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

(vi)	In November 2016, the FASB issued an ASU which requires entities to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. Early adoption is permitted and the ASU should be adopted retrospectively. The Company is expected to adopt this standard in the first quarter of 2017. Currently, the Company’s restricted cash balance is not significant.

(vii)	In January 2017, the FASB issued guidance on goodwill impairment testing. The new guidance reduces the complexity of goodwill impairment tests by no longer requiring entities to determine goodwill impairment by calculating the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. The guidance will be effective for the fiscal year beginning on January 1, 2020, including interim periods within that year (early adoption is permitted). The Company is currently evaluating the potential effect of the guidance on its consolidated financial statements.

NOTE 2 - EQUITY METHOD BASED INVESTEES:

a.	Frontline

Frontline, an Israeli limited partnership, is owned equally by the Company and Mentor Graphics Development Services (Israel) Ltd., and combines the former CAM operations of both companies. The Company’s subsidiaries market and provide customer support in respect of Frontline’s products. Because Frontline is integrated into the operations of the Company, the Company’s share in the earnings of Frontline is presented under operating income. As of December 31, 2016 and 2015, the Company’s investment in Frontline amounted to $4,023,000 and $5,279,000, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - EQUITY METHOD BASED INVESTEES (continued):

Summarized financial information for Frontline is presented below:

(i)	Balance sheet data:

	December 31
	2016	2015
	$ in thousands
Assets:
Current assets	9,529	12,036
Non-current assets	2,554	2,318

Total assets	12,083	14,354

Liabilities:
Current liabilities	2,157	1,681
Non-current liabilities	2,167	2,295

Total liabilities	4,324	3,976

(ii)	Operating results data:

	Year ended December 31
	2016	2015	2014
	$ in thousands
Total revenues	23,768	27,795	28,776
Gross profit	18,719	23,053	20,688
Net income	6,890	11,699	11,538

(iii)	Other financial information included in the Company’s financial statements:

	Year ended December 31
	2016	2015	2014
	$ in thousands
Related parties transactions included in:
Cost of products sold	300	470	682
Selling, general and administrative expenses	2,742	3,078	3,310

	December 31
	2016	2015
	$ in thousands
Balances with related parties (included in trade payables)	4,639	5,553

b.	PixCell Medical Technologies, Ltd. (“PixCell”)

At December 31, 2015, the Company held 46% of the share capital of PixCell, an Israeli company, which develops diagnostic equipment for point-of-care hematology applications, in particular low cost, high speed complete blood count and hemoglobin level tests. During 2016, the Company purchased

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - EQUITY METHOD BASED INVESTEES (continued):

additional shares of PixCell for a total amount of $1.0 million, following which, at December 31, 2016, it held 50% of the share capital of PixCell. As of December 31, 2016 and 2015, the Company’s investment in PixCell amounted to $4,272,000 and $3,872,000, respectively. In the years ended December 31, 2016, 2015 and 2014, the Company’s share in PixCell’s losses amounted to $600,000, $615,000 and $417,000, respectively.

In January 2017, the Company extended a convertible loan to PixCell in a total amount of $1.5 million. Upon the achievement by PixCell of an agreed milestone, this loan would automatically be converted into PixCell shares and the Company would be required to invest an additional amount of $1.5 million, following which the Company would expect to hold approximately 54% of the outstanding share capital of PixCell. Should PixCell not achieve this milestone, the Company will be entitled, but not obliged, to convert its aforesaid loan into PixCell shares, and to invest an additional amount of $1.5 million at a lower per share price, following which the Company would (assuming the conversion of certain loans extended by other PixCell shareholders who participated in the convertible loan financing, and the investment of additional amounts by such shareholders under the terms of the convertible loan financing) expect to hold approximately 56%, of the outstanding share capital of PixCell. On and from the time of extension of the convertible loan, the Company became entitled to appoint the majority of PixCell’s directors, and as a result, is required to include the results of operations of PixCell in its consolidated results of operations beginning January 2017.

NOTE 3 - BUSINESSES ACQUIRED

a.	SPTS

On the SPTS Closing Date, as part of the Company’s strategy to move into the high growth areas of Advanced Packaging and MEMS, the Company acquired all outstanding shares of SPTS for a total consideration of approximately $375.1 million in net cash. SPTS is currently engaged in the design, development, manufacture, marketing and service of etch, PVD and CVD equipment for use in the manufacture of MEMS, Advanced Packaging, power, RF and HBLED devices.

On the SPTS Closing Date, in connection with the SPTS Acquisition, the Company borrowed $300.0 million (before a discount of 1%) through senior secured long-term loans (the “JPMorgan Credit Agreement”), see Note 7a.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - BUSINESSES ACQUIRED (continued):

The Company accounted for this acquisition using the acquisition method of accounting and, accordingly, assets acquired and liabilities assumed from SPTS were recorded at their estimated fair values, as follows:

$ in thousands
Cash and cash equivalents	8,309
Current assets, excluding inventory	38,056
Inventories	49,108
Property, plant and equipment	25,160
Identifiable intangible assets:
In-process research and development (1)	6,920
Technological intellectual property (2)	60,870
Customer relations (3)	69,768
Trade name (3)	5,960
Backlog (4)	10,398
Goodwill	167,001

Total assets acquired	441,577

Current liabilities	38,246
Deferred taxes and other long-term liability	19,934

Total liabilities assumed	58,180

Net assets acquired	383,370

(1)	Project was successfully completed in the year ended December 31, 2015 and is amortized over a period of seven years.
(2)	Amortized over a period of up to seven years.
(3)	Amortized over a period of approximately five years.
(4)	Fully amortized as of December 31, 2016.

The results of the acquired business are consolidated into the Company’s results as of the SPTS Closing Date. The goodwill was allocated to the Semiconductor Device Division reporting unit.

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

Below is the unaudited pro forma, combined statement of operations data for the year ended December 31, 2014, presented as if the SPTS Acquisition had occurred on January 1, 2013, after giving effect to: (a) purchase accounting adjustments, including the increase in amortization of identifiable intangible assets based on the estimated fair value thereof; (b) transaction costs; (c) interest accrued on shareholder loans; (d) estimated additional interest expense due to the receipt of the term loan under the JPMorgan Credit Agreement, only with respect to amortization, in the amount of $9.5 million in the year ended December 31, 2014, and; (e) related tax impact. This unaudited pro forma financial

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - BUSINESSES ACQUIRED (continued):

information is not necessarily indicative of the combined results that would have been attained had the SPTS Acquisition taken place on January 1, 2013, nor is it necessarily indicative of future results.

$ in thousands except for share data
(unaudited)
Revenues	657,799
Net income	20,999
Earnings per share:
Basic	$0.48
Diluted	$0.47

In June 2015, the Company divested the thermal products business that it acquired as part of the SPTS Acquisition (the “Thermal Products Business”) to a buyer, in which the Company, through SPTS, owns a 5% equity interest and on the board of directors of which it retains one member. The sale price was based on a valuation of approximately $28.0 million, comprised of $22.0 million in cash plus approximately $6.0 million in accounts receivable. The sale of the Thermal Products Business, which was consummated on June 30, 2015, did not meet the criteria to be presented and disclosed as discontinued operations.

b.	AMST

On December 20, 2016, the Company, acquired substantially all of the business and operations of AMST, a company engaged in the design, manufacture and sale of capital equipment for the deposition of anti-stiction and other ultra-thin films using molecular vapor deposition or atomic layer deposition, for an aggregate purchase price of $6,429,000 in cash and a contingent entitlement to an earn-out payment on certain sales of AMST’s products up to $10.5 million over a period of 15 months, which was valued at $1.5 million and is expected to be paid in March 2018. The Company accounted for this acquisition using the purchase method of accounting and began consolidating the results of AMST on December 20, 2016. Amounts of $0.7 million and $0.7 million, respectively, were allocated to intellectual property and customer relations, and $0.6 million was allocated to other intangible assets. The Company allocated the excess of the purchase price over the fair value of the net tangible and intangible assets acquired ($1.6 million), in the amount of $6.2 million, to goodwill.

NOTE 4 - INVENTORIES

	December 31
	2016	2015
	$ in thousands
Components:
For manufacturing of systems	52,246	47,328
For service of systems	37,545	36,539

	89,791	83,867
Work in process	14,914	19,476
Finished products	27,730	29,907

Total	132,435	133,250

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT:

a.	Composition of assets

Composition of assets, grouped by major classifications, is as follows:

	December 31
	2016	2015
	$ in thousands
Cost:
Machinery and equipment	51,968	51,070
Leasehold improvements	51,688	45,808
Land and buildings	12,153	13,334
Office furniture, equipment	15,472	15,792
Computer equipment	61,257	55,872
Vehicles	404	398

	192,942	182,274
Less - accumulated depreciation and amortization	130,567	123,292

	62,375	58,982

b.	Depreciation and amortization

Depreciation and amortization expenses totaled $17,300,000, $15,058,000 and $11,098,000 in the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill:

(i)	Composition

Goodwill relates to the Production Solutions for the Electronics Industry segment.

Composition of goodwill and changes therein the years ended December 31, 2016 and 2015 are as follows:

	December 31
	2016	2015
	$ in thousands
Balance at the beginning of year	170,177	179,445
Acquired during the year	6,197
Disposed during the year following the sale of Thermal Products Business based on relative fair value		(9,593)
Purchase price adjustment		325

Balance at the end of year	176,374	170,177

(ii)	Annual goodwill impairment test

As mentioned in Note 1m, the Company has designated September 30 of each year as the date on which it performs its annual goodwill impairment test.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

In the years ended December 31, 2016 and 2015, the Company determined there was no impairment with respect to goodwill.

b.	Other intangible assets

Other intangible assets are composed as follows:

	December 31
	2016	2015
	$ in thousands
Cost:
Intellectual property	67,350	126,190
Customer relations	97,483	96,824
Trade name	6,008	5,618
Backlog		10,029
Other	143

	170,984	238,661
Less:
Accumulated amortization	86,774	129,026

	84,210	109,635

Amortization of other intangible assets totaled $27,456,000, $30,224,000 and $19,235,000 in the years ended December 31, 2016, 2015 and 2014, respectively.

Estimated amortization expense for the years stated below is as follows:

$ in thousands
Year ending December 31:
2017	25,490
2018	25,478
2019	18,544
2020	10,193
2021	3,610
2022 and thereafter	895

84,210

NOTE 7 - LONG-TERM LOANS:

a.	JPMorgan Credit Agreement

On August 7, 2014, the Company, through one of its subsidiaries, entered into a senior secured credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders. Under the JPMorgan Credit Agreement, the Company borrowed $297.0 million (net of $3.0 million discount) aggregate principal amount on August 7, 2014. On June 23, 2016, the Company repaid in full all amounts owing under, and terminated and retired, the JPMorgan Credit Agreement.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LOANS (continued):

b.	U.K. Facilities Agreement

(i)	General

On June 13, 2016, two of the Company’s United Kingdom subsidiaries (collectively, the “U.K. Borrowers”) entered into a facilities agreement in respect of term and revolving loan facilities in the aggregate amount of $125.0 million (the “U.K. Facilities Agreement”), arranged by Barclays Bank PLC and Lloyds Bank PLC (the “Lenders”), with Lloyds Bank PLC acting as security agent. SPTS Technologies Investments Limited, the parent company of the U.K. Borrowers and a wholly owned indirect subsidiary of the Company, guaranteed the U.K. Facilities Agreement together with the U.K. Borrowers, SPTS Technologies UK Limited and SPTS Technologies Overseas Holdings Limited (collectively, the “U.K. Guarantors”). On June 23, 2016, the U.K. Borrowers borrowed $110.0 million under a term loan (the “Term Loan”) pursuant to the U.K. Facilities Agreement. The U.K. Facilities Agreement also includes a $15.0 million revolving credit facility (the “RCF”) for working capital purposes of the U.K. Borrowers, if needed. As of December 31, 2016, the outstanding principal amount of the Term Loan was $90.0 million, and $11.25 million was available under the RCF, $3.75 million having been utilized as a credit line to secure currency hedging.

(ii)	Interest and maturity

For each interest period under the U.K. Facilities Agreement, both the Term Loan and amounts drawn under the RCF bear interest at a percentage rate per annum which is the aggregate of the margin plus the prevailing LIBOR in respect of the relevant interest period (or in relation to loans in Euros, EURIBOR). The margin varies quarterly based on the Leverage (as defined in the U.K. Facilities Agreement as a measure of the ratio of the SD U.K. Group Total Net Debt to SD U.K. Group EBITDA, each as defined in the U.K. Facilities Agreement) of the SD U.K. Group as follows.

Leverage of the SD U.K. Group	Term Loan Margin % per annum	RCF % per annum
Greater than 2.0 : 1	1.90	1.90
Less than or equal to 2.0 : 1 but greater than 1.5 : 1	1.60	1.60
Less than or equal to 1.5 : 1 but greater than 1.25 : 1	1.45	1.45
Less than or equal to 1.25 : 1 but greater than 1.0 : 1	1.30	1.30
Less than or equal to 1.0 : 1	1.15	1.15

For the initial interest period ended September 23, 2016, the margin was set at 1.45%. Interest on each loan will be payable on the last day of the relevant interest period (or if such interest period is longer than six months, payable at six-monthly intervals). The commitment fee on any unused amount of the RCF will be in an amount equal to 35% of the applicable margin per annum. As of December 31, 2016, the actual interest rate was 2.15%.

The Term Loan and the RCF will mature on June 13, 2020. If the Lenders consent (and upon payment of an extension fee calculated in relation to the outstanding amount of the Term Loan and the RCF) SPTS Technologies Investments Limited can elect to extend the maturity of the Term Loan and RCF by one year to June 13, 2021.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LOANS (continued):

(iii)	Amortization and Prepayments

Amounts borrowed under the Term Loan are to be repaid in annual installments of $20.0 million on each anniversary of the date of the U.K. Facilities Agreement, with the final installment of the remaining outstanding amount due for repayment on the fourth (or if extended, the fifth) anniversary of the date of the U.K. Facilities Agreement. Amounts repaid under the Term Loan may not be re-borrowed.

Each amount borrowed under the RCF is required to be repaid on the last day of its interest period, with a final maturity date of the fourth (or if extended, the fifth) anniversary of the date of the U.K. Facilities Agreement. Amounts repaid under the RCF may be re-borrowed from time to time until the maturity date.

The U.K. Borrowers are permitted to prepay the outstanding Term Loan or any portion thereof at any time without premium or penalty, other than normal LIBOR breakage costs. Any such prepayment will reduce the future repayment installments due to be made in respect of the Term Loan pro rata. In addition to permitting voluntary prepayments at any time, the U.K. Facilities Agreement contains mandatory prepayment provisions. The Term Loan and the RCF will be required to be mandatorily prepaid under certain circumstances including, without limitation, a change of control, flotation and illegality. On December, 30, 2016, the U.K. Borrowers prepaid $20.0 million of the Term Loan.

Commencing in 2017, the required annual principal payments based on the amortization schedule of the loan as of December 31, 2016, without giving effect to any voluntary prepayments, are as follows:

$ in thousands
Year ending December 31:
2017	16,364
2018	16,364
2019	16,364
2020	40,908

90,000

(iv)	Guarantees and Collateral for the Term Loan

The obligations of the U.K. Borrowers and the U.K. Guarantors under the U.K. Facilities Agreement are secured against certain assets of the U.K. Guarantors by way of an English Law debenture that was issued on June 23, 2016 (the “Debenture”). The Debenture created a floating charge on all of their respective assets (other than certain excluded assets), and a fixed charge on certain assets including, without limitation, the property in Newport, Wales, certain intellectual property, their goodwill and shareholdings in subsidiaries.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LOANS (continued):

(v)	Covenants and Events of Default

The U.K. Facilities Agreement requires that the U.K. Guarantors comply with certain affirmative and negative covenants, including financial maintenance covenants, in each case customary for English law facilities agreements of this type. These financial maintenance covenants are set forth below:

(A)	a leverage covenant (which tests the ratio of SD U.K. Group Total Net Debt to SD U.K. Group EBITDA, each as defined in the U.K. Facilities Agreement) which must not exceed the ratio of 2.75 to 1; and

(B)	an interest coverage covenant (which tests the ratio of SD U.K. Group EBITDA to SD U.K. Group Net Finance Charges, each as defined in the U.K. Facilities Agreement) which must not be less than the ratio of 4.0 to 1.

These financial maintenance covenants are tested quarterly, at the end of March, June, September and December of each year (commencing in December 2016), in each case by reference to the financial performance of the SD U.K. Group over the preceding 12 months. The U.K. Facilities Agreement limits the amount of intra-group trading that can be carried out between the SD U.K. Group and the other parts of the Company. In particular, payments of dividends by the SD U.K. Group to outside the SD U.K. Group, and repayments of loans or advances made to the SD U.K. Group from outside the SD U.K. Group, are restricted, and are only permitted upon certain conditions being met. These conditions include that there not be an event of default, the leverage covenant (as described above) not exceeding 2.0 to 1.0 when most recently tested and a look forward certificate being issued pursuant to which the SD U.K. Group would confirm that it is projected to remain in compliance with the financial maintenance covenants detailed above for the next six months). In addition, subject to certain exceptions, all transactions between the SD U.K. Group and the Company and its other subsidiaries must be on an arm’s length basis. These provisions in the U.K. Facilities Agreement will limit the amount of intra-group transactions between the SD U.K. Group and the Company and its other subsidiaries. The Company will not be able to receive distributions, advances, loans or other amounts from the SD U.K. Group unless the financial maintenance covenants are met and are expected to be met for at least the next six months. This may limit the Company’s ability to engage in advantageous transactions with the SD U.K. Group.

The U.K. Facilities Agreement also places certain restrictions on the SD U.K. Group’s ability to undertake certain acts including, among other things, taking further borrowings (with permitted exceptions), creating security (with permitted exceptions), disposing assets (with permitted exceptions), making loans and granting guarantees (with permitted exceptions) and corporate acquisitions above a certain threshold. The U.K. Facilities Agreement contains certain events of default customary for English law facilities agreements of this type, such as payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, material judgments, invalidity of loan documents, certain liens and guarantees, change in control, cessation of business and material adverse effect on the SD U.K. Group.

As of December 31, 2016, the SD U.K. Group is in compliance with all covenants.

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

Severance pay expenses were $1,426,000, $1,118,000 and $1,257,000 in the years ended December 31, 2016, 2015 and 2014, respectively. Defined contribution plan expenses were $5,739,000, $5,267,000 and $5,030,000 in the years ended December 31, 2016, 2015 and 2014, respectively. The Company expects contribution plan expenses in 2017 to total approximately $5,400,000.

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

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. At December 31, 2016, the lease agreements for these premises expire on various dates between 2017 and 2026.

Minimum lease commitments of the Company and its subsidiaries under operating leases, at rates in effect on December 31, 2016, were as follows:

$ in thousands
Year ending December 31:
2017	9,204
2018	6,895
2019	5,897
2020	5,525
2021	5,540
2022 - 2026	20,353

53,414

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

The rental payments for the premises in Israel, which constitute approximately half of the above amounts, are payable in NIS linked to the Israeli consumer price index.

Rental expenses totaled $7,915,000, $7,753,000 and $7,916,000 in the years ended December 31, 2016, 2015 and 2014, respectively.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

The Company recorded an expense of less than $25,000 in each of the years ended December 31, 2016 and 2015, and an expense of $0.5 million, net of $1.7 million insurance reimbursement, in the year ended December 31, 2014, in connection with the ongoing Korean litigation, which are recorded in selling, general and administrative expenses, and expects to continue to incur fees and expenses associated therewith. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. Because this is an ongoing matter, the Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to this proceeding, and the timing and amount of costs associated with the existing and any future matters. However, the applicable Korean laws provide that fines of up to 1.5 billion Korean Won (approximately $1.27 million at the exchange rate of Korean Won 1,178 = $1.00 in effect on December 31, 2016) may be levied on employers based on vicarious liability for convicted employees. These amounts may be required to be paid by the Company under certain circumstances. On the basis of information and assessments provided by its legal advisors the Company is unable to estimate the outcome of this matter and has therefore not recorded any liability in respect of this matter. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model.

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

c.	Restrictions on the Company’s assets

See Notes 1d and 7b(iv).

NOTE 10 - EQUITY:

a.	Outstanding shares; trading market

At December 31, 2016, 47,808,453 Ordinary Shares were outstanding. This does not include a total of 5,410,773 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by Orbotech Ltd. or its subsidiaries, of which: (a) 1,993,918 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in nor receive any future dividends which may be paid to shareholders of Orbotech Ltd. nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 3,416,855 were owned by one or more subsidiaries of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of Orbotech Ltd.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - EQUITY (continued):

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

At December 31, 2016, under the 2000 Plan, options to purchase a total of 797,737 Ordinary Shares (of which 492,623 had vested) remained outstanding, all transfer restrictions attached to restricted shares that had been granted had lapsed in full and no Ordinary Shares remained available for future equity awards.

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

The 2010 Plan: (i) provides only for the awarding of restricted shares and restricted share units (“RSU”s) and does not provide for the awarding of options to purchase Ordinary Shares; (ii) introduced performance-based equity awards to the Company’s equity remuneration program and provides that an aggregate of 250,000 or more of the Ordinary Shares subject to awards made under the 2010 Plan are to be subject to performance-based criteria to be established by the Board (but which shall be linked to the Company’s profitability); (iii) provides that if any award granted under the 2010 Plan expires, terminates or is forfeited or cancelled, settled in cash, or otherwise terminates for any reason without a delivery to the participant of the full number of Ordinary Shares to which the award related, the Ordinary Shares under such award which were not so delivered shall again be available for the purposes of the 2010 Plan; but that Ordinary Shares not delivered pursuant to performance-based restricted shares or RSUs which expire, terminate or are forfeited or lapse solely because the performance goals with respect thereto were not attained will not again be available for purposes of the 2010 Plan; and (iv) provides that if the employment or services of a grantee of restricted shares or RSUs with or to the Company is or are terminated prior to the full vesting of, and lapsing of forfeiture provisions on, such award for any reason, the restricted shares or RSUs held by such participant that have not theretofore vested and on

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - EQUITY (continued):

which the forfeiture provisions have not theretofore lapsed shall immediately be forfeited upon the earlier of such termination or notice of termination irrespective of the effective date of such termination (unless the applicable agreement provides otherwise).

At December 31, 2016, under the 2010 Plan: (i) 140,988 RSUs were outstanding; (ii) no restricted shares had been awarded; and (iii) 117,423 Ordinary Shares remained available for future equity awards.

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

The maximum amount of Ordinary Shares available for issuance under the 2015 Plan was initially set at 1,375,000 and is to be automatically increased (but not decreased) on December 31 of each of 2016, 2017, 2018, 2019 and 2020, by the greatest possible number of Ordinary Shares (rounded down to the nearest thousand) which, when added to the sum of: (i) the total number of Ordinary Shares then subject to outstanding awards (under the 2015 Plan or any other equity-based remuneration plan of the Company); and (ii) the total number of Ordinary Shares then available for future equity awards (under the 2015 Plan or any other equity-based remuneration plan of the Company), would not exceed 9.50% of the total number of Ordinary Shares outstanding at such time. For these purposes, an award is considered to be an ‘outstanding award’ in the fiscal year in which it was granted, an option to purchase Ordinary Shares will be considered to be an ‘outstanding award’ thereafter until it is exercised and any award other than options will be considered to be an ‘outstanding award’ thereafter until it is no longer subject to conditions requiring continued service of the participant. Under this mechanism, on December 31, 2016, the maximum amount of Ordinary Shares available for issuance under the 2015 Plan was increased by 2,121,000 Ordinary Shares.

Under the 2015 Plan, if the employment or services of a participant with or to the Company is terminated: (i) due to resignation by the participant or dismissal of the participant for ‘cause’ (as determined by the Board in its absolute discretion), all awards held by the participant (whether vested or unvested) expire and will be cancelled and forfeited

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - EQUITY (continued):

immediately upon the earlier of such termination or notice of termination of employment or services (irrespective of the effective date of such termination); (ii) due to dismissal of the participant (other than for cause) or by mutual agreement, all awards held by the participant (whether vested or unvested) shall continue to vest until, and shall remain exercisable by the participant until, and shall expire and be cancelled and forfeited upon, the effective date of termination of employment or services (unless the notice provides, or the Company and the participant agree, otherwise), provided, however, that options may not, in any event, be exercised beyond their originally-scheduled expiration dates; (iii) by reason of death, disability or retirement after age 60 with the approval of the Board, all vested options held by the participant (or the participant’s legitimate estate) as of the effective date of termination of employment or services shall remain exercisable for a period of one year following such termination, provided, however, that options may not, in any event, be exercised beyond the originally-scheduled expiration dates. Any unvested awards held by the participant shall expire and be cancelled and forfeited immediately upon such termination; and (iv) for any other reason, all awards held by the participant shall remain exercisable by the participant only to the extent and until, and shall expire and be cancelled and forfeited, as determined by the Board in its absolute discretion provided, however, that options may not, in any event, be exercised beyond their originally-scheduled expiration dates.

At December 31, 2016, under the 2015 Plan: (i) an option to purchase 10,393 Ordinary Shares, and 759,453 RSUs were outstanding; (ii) no restricted shares had been awarded; and (iii) 2,715,029 Ordinary Shares remained available for future equity awards.

(ii)	Taxation

As a result of an election made by the Company under Section 102 of the Israeli Income Tax Ordinance, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains to the grantees, although it will generally be entitled to do so in respect of the salary income component (if any) of such awards when the related tax is paid by the employee.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - EQUITY (continued):

(iv)	Equity awards data:

(A)	Overview

At December 31, 2016, under the Plans, equity awards (comprised of options to purchase Ordinary Shares, restricted shares and RSUs) with respect to a total of 1,899,958 Ordinary Shares were outstanding (of which 684,010 had vested) and 2,832,452 Ordinary Shares remained available for future equity awards.

The compensation cost charged against income for the Company’s equity remuneration plans during the years ended December 31, 2016, 2015 and 2014 was $6.4 million, $3.8 million and $3.1 million, respectively, without any reduction in income taxes.

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

The fair value of each restricted share or RSU awarded is determined based on the market price of the Ordinary Shares on the date of grant.

(C)	Employee equity awards:

1.	Options

	Year ended December 31, 2016
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	1,500,864	11.63
Changes during the year:
Granted	10,393	27.45
Exercised	(683,374)	10.44
Forfeited or expired	(51,304)	12.43

Outstanding at end of year	776,579	12.83	3.65	15,982

Exercisable at end of year	474,563	11.77	3.15	10,272

The aggregate intrinsic value represents the total pretax capital gain that would have been received by the holders of all options bearing an exercise price less than $33.41 (which was the closing price of the Ordinary Shares on December 31, 2016), had they exercised all such options and sold the underlying shares at that price.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - EQUITY (continued):

The weighted average grant date fair value of employee options granted during the years ended December 31, 2016, 2015 and 2014 was $7.22, $4.89 and $4.38, respectively. The total intrinsic value of employee options exercised during the years ended December 31, 2016, 2015 and 2014 was $11.0 million, $9.9 million and $4.8 million, respectively.

2.	Restricted shares

No restricted shares were awarded to employees during the years ended December 31, 2016 and 2015; and 1,608 restricted shares were awarded to employees during the year ended December 31, 2014. No restricted shares held by employees vested during the year ended December 31, 2016; and 1,608 restricted shares held by employees vested during the year ended December 31, 2015.

The weighted average grant date fair value of employee restricted shares awarded during the year ended December 31, 2014 was $15.61.

The total fair value of employee restricted shares vested during the years ended December 31, 2015 and 2014 was $34,000 and $50,000, respectively.

3.	RSUs

	Year ended December 31, 2016
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	666,493	16.72
Changes during the year:
Awarded	445,863	27.45
Vested	(179,070)	14.52
Forfeited	(49,527)	17.86

Outstanding at end of year	883,759	22.58

The weighted average grant date fair value of employee RSUs awarded during the years ended December 31, 2015 and 2014 was $18.59 and $15.56, respectively.

The total intrinsic value of employee RSUs vested during the years ended December 31, 2016, 2015 and 2014 was $5.1 million, $2.8 million and $2.4 million, respectively.

4.	Black-Scholes data

In calculating the fair value of options granted to employees under equity-based remuneration arrangements during the years ended December 31, 2016, 2015 and 2014, the Company used the following assumptions: dividend yield of 0% and expected life of 4.5 years in each year; expected volatility of: 2016 - 28.4%, 2015 - 29.7% and 2014 - 30.7%; and risk-free interest rate of 1.5% in each year.

5.	Unrecognized compensation expense

At December 31, 2016, there was $0.4 million of total unrecognized compensation cost related to non-vested employee options and $14.8 million of total unrecognized compensation cost related to non-vested employee RSUs, granted under the Company’s equity remuneration plans. That cost is generally expected to be recognized over a period of four years.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - EQUITY (continued):

(D)	Non-employee equity awards:

1.	Options

	Year ended December 31, 2016
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	47,948	12.00
Changes during the year:
Granted	0
Exercised	(13,647)	10.69
Forfeited or expired	(2,750)	10.26

Outstanding at end of year	31,551	12.72	2.81	653

Exercisable at end of year	18,060	11.73	11.62	392

The weighted average grant date fair value of non-employee options granted during the years ended December 31, 2015 and 2014 was $7.34 and $5.91, respectively. The total intrinsic value of non-employee options exercised during the years ended December 31, 2016, 2015 and 2014 was $218,100, $168,300 and $29,300, respectively.

2.	RSUs

	Year ended December 31, 2016
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	13,334	16.36
Changes during the year:
Awarded	6,390	29.43
Vested	(3,042)	13.04
Forfeited	0

Outstanding at end of year	16,682	22.03

The weighted average grant date fair value of non-employee RSUs awarded during the years ended December 31, 2015 and 2014 was $18.42 and $15.57, respectively.

2,802 and 2,917 non-employee RSUs vested during the years ended December 31, 2015 and 2014, respectively.

3.	Black-Scholes data

In calculating the fair value of options granted to non-employees under equity-based remuneration arrangements during the years ended December 31, 2015 and 2014, the Company used the following assumptions: dividend yield of 0% and expected life of seven years in each year; expected volatility of: 2015 - 37.2% and 2014 - 37.7%; and risk-free interest rate of 1.5% in each year.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - EQUITY (continued):

4.	Unrecognized compensation expense

At December 31, 2016, there was $0.1 million of total unrecognized compensation cost related to non-vested non-employee options.

c.	Dividends

The distribution of dividends out of all the retained earnings of the Company (approximately $440.0 million as of December 31, 2016) would subject the Company to a 15%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax.

In the event that cash dividends are declared by the Company, such dividends could be declared and paid in Israeli currency.

NOTE 11 - TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

Most of the production facilities of the Company and its Israeli subsidiaries have been granted ‘Approved Enterprise’ ‘Benefiting Enterprise’ or ‘Preferred Enterprise’ status under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The main benefit arising from such status is the reduction in tax rates on income derived from ‘Approved Enterprises’, ‘Benefiting Enterprises’ or ‘Preferred Enterprises’.

In April 2005, substantive amendments to the Investment Law came into effect. Under these amendments, eligible investment programs of the type in which the Company participated prior to the amendments were eligible to qualify for substantially similar benefits as a ‘Benefiting Enterprise’, subject to meeting certain criteria. This replaced the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel. As a result of these amendments, tax-exempt income generated from Benefiting Enterprises under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to the applicable corporate tax that would otherwise have been payable on such income.

Since the Company is a ‘foreign investors’ company’ as defined by the Investment Law, it is entitled to a ten-year period of benefits (instead of a seven-year period).

Income derived from Approved and Benefiting Enterprises is tax exempt for a period of two years out of the ten-year period of benefits. Based on the percentage of foreign shareholding in the Company, income derived during the remaining eight years of benefits is taxable at the rate of 15%-25%. The period of benefits relating to the ‘Benefiting Enterprises’ expires in phases through 2023.

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

Additional amendments to the Investment Law became effective in January 2011 and were further amended in August 2013 (the “2011 Amendment”). Under the 2011 Amendment, income derived by

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefiting Enterprises during their benefits period. According to the 2011 Amendment, the tax rate applicable to such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel during 2011 and 2012, 7% and 12.5%, respectively, in 2013, 9% and 16%, until 2016, and 7.5% and 16%, respectively, from 2017 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced income tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As of January 1, 2014, dividends distributed from Preferred Income would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld at source by the distributing company, provided, however, that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefiting Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment. Orbotech Ltd. has not elected to implement the 2011 Amendment. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefiting Enterprises as previously described, no additional tax liability will be incurred by the Company in the event of distribution of dividends from Preferred Income.

Additional amendments to the Investment Law became effective in January 2017 (the “2017 Amendment”). Under the 2017 Amendment, and provided the conditions stipulated therein are met, income derived by Preferred Companies from ‘Preferred Technological Enterprises’ (as defined in the 2017 Amendment), would be subject to reduced corporate tax rates of 7.5% in Development Zone A and 12% elsewhere, or 6% in case of a ‘Special Preferred Technological Enterprise’ (as defined in the 2017 Amendment). A Preferred Company distributing dividends from income derived from its Preferred Technological Enterprise or Special Preferred Technological Enterprise, would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty). The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a corporate shareholder who is not an Israeli resident for tax purposes, would be subject to a 4% tax. Such taxes would generally be withheld at source by the distributing company.

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

Income not eligible for benefits under the Investment Law mentioned in a. above is taxed at the corporate tax rate of 26.5% in each of 2014 and 2015 and 25% as of January 1, 2016. Corporate tax rate in 2017 is 24%, and is scheduled to be further reduced to 23% as from January 1, 2018 and thereafter.

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

Carryforward operating tax losses totaled approximately $171.0 million at December 31, 2016, of which $69.0 million have no expiration date. As of December 31, 2016, the Company’s United States subsidiaries had a federal operating tax loss carryforward of approximately $94.6 million, which is included in the above $171.0 million amount of carryforward tax losses. The federal operating loss carryforward can be offset against taxable income for 15-20 years and expires from 2017-2027. The Company believes that, as a result of having undergone an ownership change within the meaning of Section 382 of the Internal Revenue Code, its ability to use its net operating loss carryforwards and other tax attributes to offset future United States taxable income, and thereby reduce its tax liability, may be limited.

As of December 31, 2016 and 2015, valuation allowance in the amount of approximately $32.9 million and $40.6 million, respectively, has been recorded in respect of deferred tax assets relating to these losses.

Carryforward capital losses for tax purposes totaled approximately $43.4 million at December 31, 2016. Such losses have no expiration date and valuation allowance has been recorded in respect of deferred tax assets relating to these losses.

e.	Deferred income taxes

Provided in respect of the following:

	December 31
	2016	2015
	$ in thousands
Provision for vacation	688	779
Accrued severance pay	2,942	2,783
Carryforward tax losses	51,883	59,049
Research and development costs	4,518	5,570
Taxes on undistributed income	(3,394)	(3,082)
Intangible assets	(10,899)	(14,022)
Other	3,132	2,411

	48,870	53,488
Less - valuation allowance*	43,422	50,325

	5,448	3,163

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2016	2015	2014
	$ in thousands
Balance at beginning of year	50,325	45,694	48,228
Additions (reductions) during the year	(6,904)	4,631	(2,534)

Balance at end of year	43,422	50,325	45,694

Realization of this deferred tax balance is conditional upon earning, in the coming years, taxable income in an appropriate amount. The amount of the deferred tax asset, however, could be reduced in the near term if estimates of future taxable income are reduced.

Deferred taxes are computed for the Company and its Israeli subsidiaries at tax rates ranging from 8.6% to 25%. For non-Israeli subsidiaries, deferred taxes are computed at applicable tax rates, ranging from about 9% to 38%.

As noted in a. above, part of the Company’s income is tax-exempt due to the Approved Enterprise status granted to most of the Company’s production facilities. The Company has decided permanently to reinvest the amount of the tax-exempt income and not to distribute such income as dividends. Accordingly, no deferred income taxes have been provided in respect of such tax-exempt income.

The amount of tax that would have been payable had such exempt income earned through December 31, 2016 been distributed as dividends is approximately $29.3 million.

f.	Taxes on income included in the statements of operations

As follows:

	Year ended December 31
	2016	2015	2014
	$ in thousands
Current:
Israeli	485	(66)	(665)
Non-Israeli	18,545	15,898	4,652

	19,030	15,832	3,987

Deferred:
Israeli	2,993	596	954
Non-Israeli	(5,715)	(2,640)	(1,522)

	(2,722)	(2,044)	(568)

Total taxes on income	16,308	13,788	3,419

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

Following is a reconciliation of the theoretical provision for income tax, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax on income:

	Year ended December 31
	2016	2015	2014
	$ in thousands
Income from operations before taxes on income*	95,903	71,119	39,100

Theoretical provision for income taxes on the above amount	23,976	18,847	10,362
Different tax rate arising from Approved Enterprises	1,332	1,196	1,278

	25,308	20,043	11,640
Increase (decrease) in taxes resulting from:
Different tax rates applicable to non-Israeli subsidiaries	(7,889)	(10,205)	(5,784)
Permanent differences, including difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes - net	1,244	(305)	228
Other	453	(376)	(131)
Net change in valuation allowance charged to tax on income	(2,808)	4,631	(2,534)

Actual taxes on income	16,308	13,788	3,419

*As follows:
Taxable in Israel	8,603	77	(7,746)
Taxable outside Israel	87,300	71,042	46,846

	95,903	71,119	39,100

g.	Tax assessments

The Company and its subsidiaries file income tax returns in multiple jurisdictions having varying statutes of limitations. For the tax years through 2009, the Company and most of its subsidiaries have either received final tax assessments or the applicable statute of limitations rules have become effective. Open tax years in the following substantial jurisdictions are: Israel - 2012 and onwards; Hong Kong - 2010 and onwards; United States - 2009 and onwards, Japan - 2015 and onwards; United Kingdom - 2015 and onwards; Belgium - 2014 and onwards.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

h.	Uncertain tax positions

Following is a roll-forward of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ended on December 31, 2016, 2015 and 2014 (excluding interest and penalties):

	Year ended December 31
	2016	2015	2014
	$ in thousands
Balance at beginning of year	14,404	18,687	19,633
Increases in unrecognized tax benefits as a result of tax positions taken during the year	374	1,478	1,412
Increase (decrease) in unrecognized tax benefits as a result of tax positions taken during a prior year	547	974
Decreases in unrecognized tax benefits as a result of statute of limitations expirations and tax audits	(372)	(6,735)	(2,358)

Balance at end of year*	14,954	14,404	18,687

*	Of which $6,325,000 at December 31, 2016, $118,000 at December 31, 2015 and $5,275,000 at December 31, 2014 are classified as short-term liabilities.

As of December 31, 2016, the entire amount of the unrecognized tax benefits could affect the Company’s income tax provision and the effective tax rate.

In the years ended December 31, 2016, 2015 and 2014, the Company recorded net interest and penalties expenses for uncertain tax positions in the amounts of $0.1 million, $(0.1) million and $(0.1) million, respectively, included in taxes on income in the statements of operations. As of December 31, 2016 and 2015, the amounts of interest and penalties accrued on the balance sheet related to unrecognized tax benefits were approximately $0.9 million and $0.8 million, respectively, which is included within income tax accruals, on the balance sheet.

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates. The Company uses financial instruments and derivatives to hedge its balance sheet exposures as well as certain future cash flows in connection with revenues, payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies.

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

As noted in Note 1s, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2016 were as follows:

$ in millions
Forward exchange for conversion of:
Euros into Dollars	15.3

Japanese Yen into Dollars	68.8

Dollars into NIS	34.6

Korean Won into Dollars	19.4

Chinese Renminbi into Dollars	16.5

Taiwan Dollars into Dollars	22.3

Dollars into British Pounds	86.2

The terms of most of these currency derivatives are less than one year.

The following table summarizes activity in accumulated other comprehensive income (loss) related to derivatives classified as foreign currency cash flow hedges held by the Company during the reported years:

	Year ended December 31
	2016	2015	2014
	$ in thousands
Balance at beginning of year	(1,477)	(1,928)	409
Unrealized losses from derivatives	(30,066)	(4,155)	(2,364)
Reclassifications into earnings from other comprehensive loss (income):
included in revenues	1,203	(249)	(1,917)
included in financial expenses - net	14,951
included in various statements of operations and financial items	5,542	4,969	1,667
Tax effect	760	(115)	277

Balance at end of year	(9,087)	(1,477)	(1,928)

c.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually close or identical to their carrying amounts. The fair value of non-current other receivables and long-term liabilities, including long-term loans, also approximates the carrying amounts, since they bear interest at rates close to prevailing market rates.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2016 and 2015, consistent with the fair value hierarchy provisions of the applicable accounting rules:

	Level 1	Level 2	Level 3	Total
December 31, 2016:
Assets:
Marketable securities	7,012			7,012

Derivative assets designated as hedging instruments		402		402

Derivative assets not designated as hedging instruments		4,336		4,336

Liabilities:
Derivative liabilities designated as hedging instruments		9,489		9,489

Derivative liabilities not designated as hedging instruments		130		130

Contingent consideration in connection with the AMST assets acquisition			1,471	1,471

December 31, 2015:
Assets:
Marketable securities	6,046			6,046

Derivative assets designated as hedging instruments		288		288

Liabilities:
Derivative liabilities designated as hedging instruments		1,486		1,486

Derivative liabilities not designated as hedging instruments		457		457

1.	Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

2.	Level 2 - Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly. Derivatives, as described in b. above, are of value primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies and the Company is therefore able to perform independent verification in order to validate quotations obtained.

3.	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. These estimated fair values are subject to uncertainties that are difficult to predict.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

A significant portion of the Company’s cash and cash equivalents bears interest. The annual interest rates as of December 31, 2016 ranged up to 1.53%.

b.	Marketable securities

The amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

Available-for-sale securities:

	December 31, 2016
	Amortized cost	Aggregate fair value	Unrealized Gains	Unrealized losses
	$ in thousands
Government and corporate bonds :
Classified as long-term*	7,146	7,012	9	(143)

	December 31, 2015
	Amortized cost	Aggregate fair value	Unrealized Gains	Unrealized losses
	$ in thousands
Government and corporate bonds :
Classified as short-term	410	409		(1)
Classified as long-term*	5,666	5,637		(29)

	6,076	6,046		(30)

*	Mature in less than five years.

c.	Accounts receivable:

Trade accounts receivable are presented net of an allowance for doubtful accounts, the balance and the changes in the allowance are comprised as follows:

	Year ended December 31
	2016	2015	2014
	$ in thousands
Balance at beginning of year	2,893	3,432	3,874
Increase (decrease) during the year	1,174	(206)	485
Bad debt written off	(359)	(333)	(927)

Balance at end of year	3,708	2,893	3,432

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

d.	Accounts payable and accruals - other

	December 31
	2016	2015
	$ in thousands
Employees and employee institutions	35,832	33,784
Government departments and agencies	25,492	21,638
Derivative liabilities	9,623	1,943
Accrued expenses	43,392	37,270
Sundry	353	295

	114,692	94,930

e.	Deferred income

	December 31
	2016	2015
	$ in thousands
Deferred income relating to warranty and installations commitments*	24,177	22,221
Deferred income	4,399	7,061

	28,576	29,282

*	The changes in deferred revenues relating to warranty and installation commitments:

	December 31
	2016	2015
	$ in thousands
Balance at beginning of year	22,221	25,916
Revenue recognized during the year	(35,901)	(33,372)
Deferred revenues acquired	321
Deferred revenue relating to new sales	37,536	29,677

Balance at end of year	24,177	22,221

f.	Accumulated other comprehensive income (loss)

	Year ended December 31
	2016	2015	2014
	$ in thousands
Accumulated loss in respect of derivative instruments designated for cash flows hedge, net of tax	(9,087)	(1,477)	(1,928)
Accumulated realized and unrealized loss on available-for-sale securities, net	(134)	(29)	(52)

	(9,221)	(1,506)	(1,980)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA:

a.	Segment and geographical information:

(i)	Reportable segments:

The Company’s three reportable segments are: Production Solutions for the Electronics Industry, Solar Energy and Recognition Software. As defined under the applicable accounting literature, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company.

The Company’s material operating segments qualify for aggregation due to the similarities of their long-term economic characteristics, nature of products and services, class of customers and processes for procurement, manufacturing and distribution.

The Production Solutions for the Electronics Industry segment comprises the design, development, manufacture, marketing and service of yield-enhancing and process-enabling solutions for the manufacture of electronics products. The Company provides cutting-edge solutions for use in the manufacture of PCB, FPDs and SDs, designed to enable the production of innovative, next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. The Company’s products in this segment include capital equipment for inspection, repair, imaging, testing, etch and deposition for manufacturers of PCBs, FPDs and SDs.

The Solar Energy segment includes the research, development and marketing of products for the deposition of thin film coating of various materials on crystalline silicon photovoltaic wafers for solar energy panels.

The Recognition Software segment includes the development and marketing of character recognition solutions to banks, financial and other payment processing institutions and healthcare providers.

The measurement of revenues and assets of the reportable segments is based on the same accounting principles applied in these financial statements.

Segment income or loss reflects the income or loss from continuing operations of the segment and does not include financial expenses, net equity losses or taxes on income since those items are not allocated to the segments. Segment assets do not include deferred tax assets or equity method investee balances (excluding the investment in Frontline).

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

1.	Financial data relating to reportable segments:

	Production Solutions for the Electronics Industry	Solar Energy	Recognition Software	Total
	$ in thousands
Year ended December 31, 2016:
Revenues from unaffiliated customers:
Sales of products	577,211	3,176	8,009	588,396
Service rendered	209,119	2,617	6,270	218,006

Total revenues	786,330	5,793	14,279	806,402

Operating income (loss)	*119,006	(2,424)	363	116,945

Assets (at end of year)	1,060,299	6,732	11,668	1,078,699

Expenditures for segment assets	23,379		171	23,550

Depreciation and amortization	44,573		183	44,756

Year ended December 31, 2015:
Revenues from unaffiliated customers:
Sales of products	515,550	13,894	7,926	537,370
Service rendered	207,131	1,683	6,333	215,147

Total revenues	722,681	15,577	14,259	752,517

Operating income (loss)	*92,988	(465)	2,181	94,704

Assets (at end of year)	998,897	7,290	11,401	1,017,589

Expenditures for segment assets	19,293		55	19,348

Depreciation and amortization	45,129		153	45,282

Year ended December 31, 2014:
Revenues from unaffiliated customers:
Sales of products	385,341	11,162	7,460	403,963
Service rendered	172,297	719	5,767	178,783

Total revenues	557,638	11,881	13,227	582,746

Operating income (loss)	*47,507	(428)	1,067	48,146

Assets (at end of year)	985,690	3,699	12,482	1,001,871

Expenditures for segment assets	12,330		170	12,500

Depreciation and amortization	30,162		171	30,333

*	Including share in net income of Frontline.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

2.	Following is a reconciliation of the operating income of the reportable segments to the data included in the statements of operations:

	Year ended December 31
	2016	2015	2014
	$ in thousands
Operating income
Total operating income of reportable segments	116,945	94,704	48,146

Financial expenses - net	21,042	23,585	9,046

Income before taxes on income	95,903	71,119	39,100

3.	Following is a reconciliation of the assets of the reportable segments to the data included in the consolidated balance sheets:

	December 31
	2016	2015	2014
	$ in thousands
Total assets of reportable segments at end of year	1,078,699	1,017,589	1,001,871
Assets not allocated to segments	24,204	24,289	32,101

Consolidated assets at end of year	1,102,903	1,041,878	1,033,972

(ii)	Geographical information:

Revenues - classified by geographical area (based on the location of customers):

	Year ended December 31
	2016	2015	2014
	$ in thousands
China	273,852	223,120	202,836
Taiwan	180,740	170,297	98,405
North America	108,400	98,387	87,900
Europe	75,300	108,074	54,004
Japan	59,710	45,044	44,840
Korea	52,900	59,299	55,607
Other (mainly in the Far East)	55,500	48,296	39,154

Total	806,402	752,517	582,746

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

(iii)	Revenues by major product lines are as follows:

	Year ended December 31
	2016	2015	2014
	$ in thousands
Inspection	176,650	183,925	171,300
Direct imaging	171,282	147,445	152,607
Test and repair	133,350	106,418	82,034
PVD/CVD	196,300	162,627	78,529
Other	128,820	152,102	98,276

Total	806,402	752,517	582,746

(iv)	Revenues by operating segments are as follows:

	Year ended December 31
	2016	2015	2014
	$ in thousands
Sales revenues:
PCB	170,328	141,129	170,999
FPD	185,099	166,176	125,656
SD	221,785	208,245	88,685
Other	11,184	21,820	18,623

Total sales revenues	588,396	537,370	403,963

Service revenues:
PCB	116,581	114,371	115,226
FPD	40,798	38,770	35,103
SD	51,739	53,990	21,968
Other	8,888	8,016	6,486

Total service revenues	218,006	215,147	178,783

Total	806,402	752,517	582,746

(v)	Property plant and equipment net of accumulated depreciation and amortization by geographical location:

	December 31
	2016	2015	2014
	$ in thousands
United Kingdom	24,466	24,940	23,058
Israel	19,971	16,344	13,707
United States	3,880	4,241	4,865
Italy	4,319	4,375	4,470
Germany	5,249	5,466	5,770
Other	4,490	3,616	3,710

Total	62,375	58,982	55,580

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

b.	Major customers

No individual customer accounted for more than 10% of the Company’s total revenues during the years ended December 31, 2016, 2015 or 2014.

c.	Selling, general and administrative expenses

	Year ended December 31
	2016	2015	2014
	$ in thousands
Comprised as follows:
Selling	62,308	57,753	45,044
General and administrative	62,048	59,740	51,125

	124,356	117,493	96,169

d.	Financial expenses - net

	Year ended December 31
	2016	2015	2014
	$ in thousands
Income:
Interest in respect of bank deposits and marketable securities	665	646	1,074
Expenses:
Interest in respect of term loans	8,061	17,866	7,184
Charges associated with the retirement of the JPMorgan Credit Agreement (mainly deferred financing costs)	6,228
Costs relating to factoring of letters of credits and promissory note:	447	209	227
Net loss from sale of marketable securities			339
Marketable securities and bonds premium/discount amortization	18	136	316
Foreign currencies exchange loss - net	5,990	5,115	1,159
Bank charges and other	963	905	895

	21,707	24,231	10,120

	(21,042)	(23,585)	(9,046)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

e.	Earnings per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings per share:

	Year ended December 31
	2016	2015	2014
	$ in thousands
Weighted average number of shares issued and outstanding (net of treasury shares) used in computation of basic earnings per share:	45,534	42,412	41,703
Add - incremental shares from assumed exercise of options and RSUs:	927	910	1,054

Weighted average number of shares used in computation of diluted earnings per share	46,461	43,322	42,757

Diluted earnings per share for the years ended December 31, 2015 and 2014 do not reflect ‘out-of-the-money’ options to purchase respective aggregate amounts of 13,015 and 427,628 Ordinary Shares, respectively, due to their anti-dilutive effect.