Form 20-F
period 2017-12-31
ORBOTECH LTD
filed 2018-02-23
CIK 749037

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

As of December 31, 2017, the Registrant had outstanding 48,378,026 Ordinary Shares1, NIS 0.14 Nominal

(par) Value each.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933 (the “Securities Act”).    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

[1]	Does not include a total of 4,595,087 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of the Registrant or were available for grant pursuant to such plans, of which: 487,491 were subject to outstanding share options (377,767 of which had vested); 955,425 were subject to outstanding and unvested restricted share units; and 3,152,171 remained available for future equity awards pursuant to such plans, all as of December 31, 2017, comprised of:

(a)	469,074 Ordinary Shares issuable pursuant to equity awards under the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”), all of which were subject to outstanding options (377,767 of which had vested);

(b)	179,164 Ordinary Shares issuable pursuant to equity awards under the 2010 Equity-Based Incentive Plan (the “2010 Plan”), of which:

(i)	53,333 were subject to outstanding and unvested restricted share units; and
(ii)	125,831 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	3,946,849 Ordinary Shares issuable pursuant to equity awards under the 2015 Equity-Based Incentive Plan (the “2015 Plan”), of which:
(i)	18,417 were subject to outstanding options (none of which had vested);
(ii)	902,092 were subject to outstanding and unvested restricted share units; and
(iii)	3,026,340 remained available for future equity awards pursuant to the 2015 Plan.

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

Orbotech is a global innovator and supplier of enabling solutions used to manufacture the world’s most sophisticated consumer and industrial electronic products and is part of a select group of companies whose technology is literally driving the future of electronics. The Company’s core business lies in enabling electronic device manufacturers to inspect, test and measure printed circuit boards (“PCB”s) and flat panel displays (“FPD”s) to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing and to perform laser drilling of electronic substrates (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’.

The products designed, developed, manufactured, marketed and serviced by the Company include: direct imaging (“DI”), automated optical inspection (“AOI”), automated optical shaping (“AOS”), via formation (“VF”) laser drilling tools, additive printing solutions (previously known as inkjet printing) and other production systems used in the manufacture of PCBs; AOI, test, repair and process monitoring systems used in the manufacture of FPDs; and etch, physical vapor deposition (“PVD”), chemical vapor deposition (“CVD”) and molecular vapor deposition (“MVD”) equipment for use in the manufacture of SDs, such as micro-electro-mechanical systems (“MEMS”), advanced semiconductor packaging (“Advanced Packaging”), power and radio frequency (“RF”) devices and high brightness light emitting diode (“HBLED”) devices.

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

Cautionary Statement Regarding Forward-Looking Information

This Annual Report contains certain forward-looking statements and information with respect to, among other things, the business, the industries in which the Company operates, the financial condition, results of operations, plans, objectives and competitive position of the Company, which statements can often be identified by the use of forward-looking terminology such as ‘believes’, ‘expects’, ‘may’, ‘will’, ‘should’ or ‘anticipates’, the negatives thereof or other variations thereon or comparable terminology, or as part of discussions of strategy and trends. Such statements include, but are not limited to, certain statements appearing in Item 3 - Key Information - Risk Factors; Item 4 - Information on the Company; and Item 5 - Operating and Financial Review and Prospects regarding trends in the electronics, recognition software, solar energy and other industries relevant to the Company, revenues, net income, industry size, competitive position, market demands, volumes, prices, margins, research and development, capital expenditures, patents, the effect of technological developments, strategy and management objectives, opinions and outlook for 2018 and beyond. Such statements are derived from beliefs and assumptions of the Company’s management based, in part, upon information available to the Company as of the date of this Annual Report. They reflect the views of the Company as of the date of this Annual Report with respect to market conditions and future events and are inherently subject to various risks, uncertainties and other factors that may affect the ability of the Company to implement its business strategy and/or may cause actual results to differ materially from those contemplated by the statements expressed herein. These risks, uncertainties and factors include, but are not limited to, the risk that we may not achieve our revenue and margin expectations within and for 2018 (including, without limitation, due to shifting move-in dates); cyclicality in the industries in which the Company operates, the Company’s supply chain management and production capacity, order cancelation (often without penalty), timing and occurrence of product acceptance (the Company defines ‘bookings’ and ‘backlog’ as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix within and among divisions, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate, including as a result of the United Kingdom’s prospective withdrawal from the European Union (known as “Brexit”) and political uncertainty in the United States, or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smart mobile devices, automotive electronics, flexible applications and devices, augmented reality/virtual reality (“AR/VR”) and wearable devices, high-performance computing, liquid crystal display (“LCD”) and organic light emitting diode (“OLED”) screens and other sophisticated devices, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the timing and outcome of tax audits, including the best judgment tax assessment issued by the Israel Tax Authority (the “ITA”) with respect to the audit of tax years 2012-2014 in Israel (the “Assessment”) and the related criminal investigation, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities; the timing, final outcome and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter (as defined below) brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter and the other matters discussed under Item 3 - Key Information - Risk Factors.

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

To the extent that this Annual Report contains forward-looking statements (as distinct from historical information), the Company desires to take advantage of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and is therefore including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all forward-looking statements. Furthermore, the Company does not assume any obligation to update any forward-looking statements contained herein as a result of future events or otherwise, except as required by law.

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

3.A Selected Financial Data

The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2017, 2016 and 2015, and the consolidated balance sheet data as of December 31, 2017 and 2016, have been derived from the audited Financial Statements listed in Item 18 (the “Financial Statements”), which have been prepared in accordance with generally accepted accounting principles (“GAAP” and, as applied in the United States, “U.S. GAAP”). The consolidated statement of operations data set forth in this Item 3.A with respect to the years ended December 31, 2014 and 2013, and the consolidated balance sheet data as of December 31, 2015, 2014 and 2013, have been derived from audited consolidated financial statements not included herein and have also been prepared in accordance with U.S. GAAP. The consolidated statements of operations data with respect to the year ended December 31, 2013, and the consolidated balance sheet data as of December 31, 2013 have been adjusted for the accounting of the Company’s interest in Frontline using the equity method. The selected consolidated financial data set forth in this Item 3.A should be read in conjunction with Item 3 - Key Information - Risk Factors and Item 5 - Operating and Financial Review and Prospects and the Financial Statements.

Statement of Operations Data:

(in thousands except per share data and footnotes)

	Year Ended December 31,
	2017	2016	2015	2014 (1)	2013
Revenues	$900,856	$806,402	$752,517	$582,746	$439,995
Cost of revenues	475,538	433,995	412,719	329,553	248,455

Gross profit	425,318	372,407	339,798	253,193	191,540
Research and development costs:
Expenses incurred	132,541	112,425	108,516	91,320	72,736
Less - government participations (2)	7,107	5,330	4,662	2,669	3,163

Net research and development costs	125,434	107,095	103,854	88,651	69,573
Selling, general and administrative expenses	143,363	124,356	117,493	96,169	75,948
Equity in earnings of Frontline	(4,524)	(3,445)	(5,849)	(5,769)	(5,553)
Amortization of intangible assets (3)	25,006	27,456	30,224	19,235	4,041
SPTS acquisition costs	—	—	—	6,761	—
Gain from the sale of the Thermal Products Business (4)	—	—	(628)	—	—
Gain from release of Applied Microstructures, Inc. (“AMST”) earn out payment obligation	(1,471)
Operating income	137,510	116,945	94,704	48,146	47,531
Financial expenses - net (5)	5,535	21,042	23,585	9,046	1,191

Income before taxes on income	131,975	95,903	71,119	39,100	46,340
Taxes on income (6)	1,088	16,308	13,788	3,419	6,927
Share in losses of equity method investee	—	600	615	417	252

Net income	130,887	78,995	56,716	35,264	39,161
Loss attributable to non-controlling interests	1,498	443	55	116	840

Net income attributable to Orbotech Ltd.	$132,385	$79,438	$56,771	$35,380	$40,001

Earnings per share:
basic	$2.76	$1.74	$1.34	$0.85	$0.94
diluted	$2.71	$1.71	$1.31	$0.83	$0.92
Weighted average number of shares used in computation of earnings per share:
basic (7)	47,989	45,534	42,412	41,703	42,571

diluted	48,850	46,461	43,322	42,757	43,253

Balance Sheet Data:

($ in thousands)

	At December 31,
	2017	2016	2015	2014	2013
Working capital (8)	647,782	503,887	455,840	421,683	412,852
Long-term loans, net (9)	56,117	72,002	218,372	286,381	—
Total assets	1,303,904	1,102,903	1,041,878	1,026,502	636,582
Capital stock	436,326	422,566	308,821	295,219	283,283
Equity (10)	911,868	752,781	567,756	496,881	467,154

(1)	In respect of the year ended December 31, 2014, includes the financial information of SPTS from the SPTS Closing Date (August 7, 2014).
(2)	The Company receives certain government funding for the research and development of approved projects and is not required to pay royalties on sales of products developed on the basis of such funding.
(3)	In respect of the year ended December 31, 2013, the amortization of intangible assets was primarily attributable to the acquisition by Orbotech, on October 2, 2008, of Photon Dynamics, Inc. (“PDI”) pursuant to an Agreement and Plan of Merger and Reorganization dated June 26, 2008 (the “PDI Acquisition”). For the years ended December 31, 2017, 2016, 2015 and 2014, the amortization of intangible assets is primarily attributable to the acquisition by Orbotech, on the SPTS Closing Date, of SPTS pursuant to a definitive share sale agreement dated July 4, 2014 (the “SPTS Acquisition”). Based on factors as of the date of this Annual Report, estimated amortization expense associated with intangible assets for 2018 is $25.5 million. See Note 6b to the Financial Statements.
(4)	The gain of $628,000 in 2015 relates to the divestiture by the Company of the thermal products business that it acquired as part of the SPTS Acquisition (the “Thermal Products Business”).
(5)	For the year ended December 31, 2013, includes interest expense associated with $160.0 million borrowed in 2008 to complete the PDI Acquisition, which amount was repaid in full in December 2013; for the years ended December 31, 2016, 2015 and 2014, includes interest expense in connection with $300.0 million borrowed in August 2014 to complete the SPTS Acquisition, which amount was repaid in full in June 2016; and for the years ended December 31, 2017 and 2016, also includes interest expense associated with the Term Loan (as defined below) incurred in connection with a refinancing of the Company’s debt in June 2016, and with amounts borrowed from time to time under the RCF (as defined below). For more information, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources and Note 7 to the Financial Statements.
(6)	For the year ended December 31, 2017, reflects the result of a net tax benefit of approximately $16.0 million consisting of the impact of an increase in deferred tax assets mainly for a valuation allowance release, offset by an increase in the Company’s provisions for uncertain tax positions. In addition, this item reflects an increase of $4.8 million in net out of period non-material adjustments to correct tax expenses in prior periods. See note 11i to the Financial Statements for more information.
(7)	The actual number of Ordinary Shares outstanding at December 31, 2016 was 47,808,453.
(8)	Working capital is defined as current assets less current liabilities. Under the applicable accounting standard, as implemented by the Company, all deferred tax assets and liabilities have been classified as non-current on the balance sheet as of and from December 31, 2015, without retrospective adjustment for dates prior to December 31, 2015.
(9)	Net of current maturities and deferred financing costs.
(10)	Comprising Orbotech Ltd. equity and non-controlling interests.

In June 2016, the Company completed a public offering of 3,850,000 Ordinary Shares, at a public offering price of $26.25 per Ordinary Share (the “2016 Offering”). On June 13, 2016, two of the Company’s United Kingdom subsidiaries entered into a facilities agreement in respect of term and revolving loan facilities in the aggregate amount of $125.0 million (the “U.K. Facilities Agreement”), arranged by Barclays Bank PLC and Lloyds Bank PLC (the “Lenders”), with Lloyds Bank PLC acting as security agent. On June 23, 2016, in connection with the 2016 Offering and a refinancing of its debt, the Company borrowed $110.0 million under a term loan (the “Term Loan”) pursuant to the U.K. Facilities Agreement. The net proceeds from the 2016 Offering (approximately $100.0 million), combined with the proceeds of the Term Loan, were used to retire the entire outstanding balance of the JPMorgan Credit Agreement (as defined below) in the amount of $202.0 million, and to pay costs associated with the U.K. Facilities Agreement and the drawdown of the Term Loan. The U.K. Facilities Agreement also includes a $15.0 million revolving credit facility (the “RCF”) for working capital purposes in the Company’s SD business, if needed. As of December 31, 2017, these subsidiaries had $73.6 million principal amount of secured indebtedness outstanding under the Term Loan, and $11.25 million of available credit under the RCF.

The Company has not paid any cash dividends in the last five years.

3.B Capitalization and Indebtedness

Not applicable in Annual Report on Form 20-F.

3.C Reasons for the Offer and Use of Proceeds

Not applicable in Annual Report on Form 20-F.

3.D Risk Factors

Our business faces significant risks. You should, in addition to the Cautionary Statement Regarding Forward-Looking Information noted above, give careful consideration to the information set forth below and elsewhere in this Annual Report concerning risks and uncertainties in connection with any investment in our Ordinary Shares. Additional risks not currently known to us or that we currently believe are non-material may also impair our business, results of operations, financial condition and liquidity.

(a) We are dependent upon the worldwide electronics industry and unfavorable economic conditions and low capital expenditures may negatively impact our operating results and financial position.

Our revenue is dependent upon the strength of the worldwide electronics industry. In particular, we depend upon the need by manufacturers of PCBs, FPDs, SDs and others in the electronics supply chain to make continuing capital investments in systems and products, such as those marketed and sold by us, for use in their manufacturing processes. These spending levels are impacted by the actual and expected worldwide level of demand for consumer end-products that utilize PCBs, FPDs, SDs and other electronic components in their production processes, including, among others, smart mobile devices such as smartphones, tablets and other portable electronic devices, computers, televisions, automobiles and wearable devices, and for products used in automotive, medical, industrial, telecommunications and military applications. Demand for consumer end-products is normally a function of prevailing global or regional economic conditions and is negatively affected by a general economic slow-down and/or periods of economic uncertainty as consumers reduce discretionary spending on electronics. Although we have in the past implemented cost reduction and business realignment measures in response to prevailing economic conditions that led to decreased demand, we are limited in our ability to reduce expenses due to the ongoing need to invest in research and development and the need to maintain short lead times for delivery and our worldwide customer service and support operations. For example, due to economic and other conditions, in 2012, we wrote down the value of our FPD and PCB inventories by $14.3 million. In circumstances of significantly reduced overall demand for electronic devices using PCBs, FPDs and SDs, or delays in capital investment due to uncertain economic and/or industry conditions, or if orders received differ from our expectations with respect to the product, volume, price or other items, our fixed cost structure could have a material adverse effect on our business, financial condition and results of operations.

Demand for our products is also created, in part, by technological developments that affect product functionality, including power consumption, or give rise to new, enhanced or more complex products, such as smart mobile devices, automotive electronics, flexible applications and devices, AR/VR and wearable devices, high-performance computing, LCD and OLED screens, HBLED devices and other sophisticated devices. These developments generate an ongoing need on the part of electronics component manufacturers for the type of improved yield-enhancing and process-enabling solutions we provide. If changes in these technologies do not continue to occur, or if other technologies were to emerge that lessened or obviated the need for the use of PCBs, FPDs or semiconductors in electronic components, the overall demand for our products could be reduced. This may lead us to write down the value of our inventory as we did for certain older PCB products in 2012. Additionally, as the so-called ‘Internet of Things’ (“IoT”) trend continues to develop at a rapid pace and to impact complex business systems as well as a wide range of products, devices and infrastructure employed in the functionality of everyday life, demand for our products could either experience similar growth or be reduced by alternative technological solutions that might be better equipped to serve the needs of this rapidly changing and increasingly complex technological landscape. We will continue to design, develop, manufacture, market and service our innovative, industry-leading, cutting-edge solutions; nevertheless, external factors outside of our control, including changes to existing technologies, could impact our ability to remain an industry leader.

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

We cannot predict future levels of demand for electronic products and devices with accuracy. For example, the increase in demand for smart mobile devices, automotive electronics, flexible applications and devices, AR/VR and wearable devices, high-performance computing, LCD and OLED screens and other sophisticated devices during recent years may not continue at its current level, may not increase as anticipated and may decline. In addition, the IoT trend may not increase as anticipated and may decline. Furthermore, in recent years, we have enjoyed a strong, though indirect, position with leading mobile designers and brands, which has been an important factor in our PCB and SD businesses. We cannot predict whether this position will continue or expand or whether the sales of such brand will continue at the current level or grow as anticipated. Should there occur negative or detrimental developments in connection with any of the above matters, our PCB and SD businesses may be adversely impacted. In addition, the need for higher definition, more power efficient, low cost FPDs may not increase as anticipated or even continue at current levels, and, as has occurred in the past, may decline, which would negatively affect our FPD business. Should cyclical fluctuations result in lower than expected revenue levels, operating results may be adversely affected. Given our limited ability to reduce our significant expenditures for research and development and worldwide customer support operations and our need to maintain short lead times for delivery, our cost reduction measures may not be implemented in a sufficiently timely manner or may not be sufficient in response to industry cycles. Our inability to respond to industry cycles could, among other factors, have a material adverse effect on our business, financial condition and results of operations.

(c) Our future revenues are dependent in part upon existing customers continuing to use our products and renewing their maintenance agreements with us.

In the year ended December 31, 2017, approximately 25.1% of our revenues were derived from service and support related to our products. We depend on our existing customers for additional future revenues from ongoing service and support related to our products. Our products are normally sold with a one year warranty, following which customers are offered various service and support options. Our PCB maintenance agreements are generally renewable after twelve (and, in certain cases, up to 36) months at the option of the customer and do not contain mandatory renewal obligations; our FPD customers are provided with service and support under utilization-based service arrangements, generally without contractual maintenance agreements; and our SD customers may, following the customary one year warranty, avail themselves of various service and support alternatives pursuant to which we provide time and materials support, as well as opportunities to upgrade and/or refurbish existing modules. In periods of reduced capital expenditures, our service revenues represent a larger percentage of our revenues. A change in business conditions could alter current customer purchasing plans and, as a result, our maintenance agreements may not be renewed or our customers may elect not to purchase time and materials based service and support. We may therefore not generate significant revenues and cash flow from product maintenance in future periods, which would negatively impact our results of operations.

(d) Our operating results fluctuate from period to period, and period-to-period comparisons may not be meaningful and may not be representative of our future performance.

The timing of revenue recognition for certain of our products and charges and amortization expenses incurred in connection with and as a result of acquisitions may have a substantial effect on our periodic revenues and financial results. Our revenues, expenses and operating results have fluctuated in the past, and are likely to fluctuate significantly in the future due to a number of factors, many of which are beyond our control. Normally, revenue from the sale of products is recognized upon delivery, subject to the existence of a signed contract, purchase order or letter of agreement and a fixed or determinable sale price, with reasonable assurance of collectability. We are not always able to control the timing of delivery because of customer requirements, possible production delays and other factors. Orders for our systems may also be subject to cancellation by customers. In addition, in limited circumstances, principally in the case of newly developed products, recognition of revenue may be deferred. Our operating results may fluctuate significantly in the future, and such fluctuations could be further exacerbated due to the timing of special charges, expenses and other items. In 2014, for example, we recorded a one-time charge of approximately $6.8 million related to the SPTS Acquisition costs and in 2017, we recorded a net tax benefit of approximately $16.0 million consisting of the impact of an increase in deferred tax assets mainly for a valuation allowance release, offset by an increase in our provisions for uncertain tax positions. Also in 2017, we released the reserve related to the AMST earn out because the milestones were not achieved.

In addition, from the SPTS Closing Date, our amortization of intangible assets increased due to the SPTS Acquisition, and we anticipate that such amortization will be approximately $25.5 million in 2018. Fluctuations in currency exchange rates, particularly that of the United States dollar (the “Dollar” or “$”) relative to the currencies of other jurisdictions in which we operate, may also have a substantial effect on our periodic financial results. In 2017, our results were negatively impacted by a weakening Dollar relative to the other main currencies in which we conduct certain of our operations and collect our revenues and such fluctuations may negatively impact us in the future. For more information on the impact of currency fluctuations on our business and financial reporting, see Risk Factor (p). Accordingly, it may be difficult for investors to make period-to-period comparisons using our reported GAAP financial information.

In addition, due to a number of factors, including the SPTS Acquisition and related financing in 2014, the sale of the Thermal Products Business in 2015, the refinancing in 2016 and the tax benefit primarily from a valuation allowance release in 2017, it may be difficult to compare both our historical and future results to our results for the years ended December 31, 2017, 2016, 2015 and 2014. The SPTS Acquisition was accounted for utilizing the purchase method of accounting, which resulted in new valuations for the assets and liabilities of SPTS to their fair values on August 7, 2014. In addition, we incurred $300.0 million of debt to finance a portion of the SPTS Acquisition, which resulted in increased interest expense compared with prior periods. This debt was repaid in full in June 2016 with the proceeds of the 2016 Offering and the Term Loan, which decreased our outstanding indebtedness but increased the number of shares outstanding. In addition, in 2015, we sold the Thermal Products Business and recorded a gain from that transaction. Accordingly, our financial information for the years ended December 31, 2017, 2016, 2015 and 2014 may be of limited use for comparison purposes.

(e) As a result of our rapid growth over recent years, we need to continue developing an infrastructure and workforce sufficient to meet the growing demand for our products and associated support services. In addition, there is no assurance our suppliers will be able to meet our growing demands.

We have experienced rapid growth over recent years, which included increasing our revenues from $582.7 million in 2014 to $900.9 million in 2017. Growth at this pace entails various risks related to ensuring that our infrastructure and personnel are sufficient to meet the growing demand for our products. For example, we will need to identify our personnel requirements in light of expected greater demand for our products, and identify, recruit, train and retain qualified employees in order to serve this anticipated demand, in all areas of our operations, including supply chain services, customer support, maintaining the quality of service provided to our installed base, and compliance. Because we may hire additional employees in order to meet potential future needs and to ensure that our revenue growth does not outgrow our infrastructure, we may experience higher total cost of revenues and other operating expenses as we expand this infrastructure.

In addition, with revenues and demand growing rapidly, we will need to ensure that we have sufficient manufacturing capacity to meet actual and potential demand for our products. This could require us to undertake significant capital expenditures in order to ensure that we have sufficient manufacturing capacity. If growth does not materialize as planned, these investments could increase our total cost of revenues without a corresponding increase in our profitability.

The rapid growth we have experienced over recent years has also required our suppliers and vendors to increase their capacity to meet our growing demands. Whilst we expect that most of our suppliers and vendors will be able to accommodate our growing requirements, certain suppliers and vendors may be unable to do so, and certain of the products or components provided by them may be critical to our manufacturing efforts. The inability of suppliers and vendors to keep pace with the growth in our business could result in our becoming unable to meet our customers’ needs, either in terms of capacity or timing or both, which could, in turn, impact our profitability and/or jeopardize our long-term relationships with certain of our customers.

There can be no assurance that we will be successful in all of these efforts, and any failure to maintain sufficient infrastructure and personnel will have an adverse effect on our ability to continue to grow and improve our profitability.

(f) Our results of operations depend on our ability to manage our supply chain effectively. We depend on a limited number of key suppliers to provide us with sufficient parts to meet our production requirements in a timely and cost-effective manner and to continue to manufacture certain components used in our production. In addition, certain of our facilities may be subject to disruption.

Certain of the various key components and subassemblies included in some of our systems are purchased from a single or limited group of suppliers. Should any of these suppliers change materially the terms on which they supply such components or be unable to meet our requirements in a timely manner, or should we otherwise experience an interruption in supply from any of these sources, the possible resulting late deliveries of our products and services and the changes in the cost of our products may have an adverse effect on our results of operations. While we seek to anticipate future increases in demand for our products, and communicate potential increases in a timely manner to suppliers, we may be unable to do so with accuracy. If our suppliers change the commercial terms related to key components we use or are unable to deliver key components or subassemblies to meet our production needs, whether as a result of an unanticipated increase in demand for our products or otherwise, our production process may be delayed causing us to be unable to meet all of our customers’ desired delivery dates. Although we generally maintain an inventory of critical components used in the manufacture and assembly of our systems, such supplies may not be sufficient to avoid potential delays. In addition, were a major disruption (such as might be caused by factors including work stoppages, acts of war, terrorism, fire, earthquake, energy shortages, flooding or other natural disasters) to occur at our offices or manufacturing facilities, or those of our key suppliers, we could not guarantee that alternate production capacity would be obtainable on favorable terms or at all. Such disruptions could result in loss of customers and revenues and, as a result, could adversely affect our business by causing substantial delays in our research and engineering efforts for the development of new products.

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

(g) Our stock price may be volatile or may decline regardless of our operating performance, and investors may lose part or all of their investment.

The market price of our Ordinary Shares may fluctuate significantly in response to a number of factors, some of which we cannot control, including: cyclicality in the industries in which we operate or in the economy as a whole; fluctuations in product mix between principal divisions and within each division; our production capacity and timing and occurrence of product acceptance; the timing and strength of product offerings by us and our competitors; the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC; economic, legal and regulatory factors unrelated to our performance; any future guidance we may provide to the public, any changes in such guidance or any difference between our guidance and actual results; changes in financial estimates or recommendations by any securities analysts who follow our Ordinary Shares; speculation by the press or investment community regarding our business; the outcome and impact of the Assessment and the related criminal investigation and the Korean Matter, changes in key personnel; and future sales of Ordinary Shares by us or our directors or officers.

In addition, the trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. Should one or more of these analysts cease coverage of us or fail to publish reports on us regularly, our visibility in the financial markets could be reduced, which in turn could cause the price of our Ordinary Shares or their trading volume to decline. Moreover, should one or more of the analysts who cover us downgrade our Ordinary Shares or if our operating results do not meet expectations, the market price of our Ordinary Shares could decline. Furthermore, the stock markets, including the Nasdaq, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. For example, from October 1, 2016 to January 31, 2018, the closing price of our Ordinary Shares has ranged from $27.07 to $56.31 per share. Additionally, new regulations in Europe governing suitability of investments may limit the investor base for our equity securities. In the past, shareholders in the capital markets have instituted securities class action litigation following periods of market volatility, and were we to be involved in securities litigation we could incur substantial costs, as well as diversion of our resources and management attention from our business.

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

(h) We face intense competition in our business, which may result in decreased sales of our products and services and/or in pricing pressures.

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

(i) Our contracted orders for sales, or backlog, of certain of our products are subject to delay, cancellation or non-acceptance by customers.

As of December 31, 2017, we had a backlog of approximately $316.0 million, the majority of which consisted of orders for our FPD products for which written authorizations have been accepted and assigned shipment dates are expected within 12 months of such date. We do not include maintenance revenues in our determination of orders for this purpose. Generally, such orders represent a substantial portion of revenue from our sales of FPD products in a 12-month period, and we expect to realize as revenue a substantial portion of these orders in 2018. In contrast to our FPD and SD businesses, our PCB business has traditionally experienced low levels of backlog. Recent strong market conditions have enabled us to develop a more substantial PCB backlog; however, due to the relatively short lead times, PCB revenue and backlog are not as closely correlated as in our other divisions. Our orders on any particular date are not necessarily indicative of actual sales for any succeeding period. Customers may delay delivery of products, cancel orders prior to shipment or refuse to provide acceptances due to unresolved research and development issues, particularly in relation to new products. Moreover, since expense levels are based in part on our expectations of future revenue, we may be unable to adjust costs in a timely manner in response to further revenue shortfalls. Furthermore, because certain parts used in some manufacturing processes entail relatively long lead times, a customer cancellation may require us to record inventory write-downs. Delays in delivery or acceptance of our products or a reduction of our orders as a result of cancellations or as a result of the level of orders during any particular period could have a material adverse effect on our business, results of operations and financial condition.

(j) Substantially all of our revenue is derived from sales to companies located outside Israel, most of which are in the Far East, and a significant portion of our operations are conducted outside Israel, each of which exposes us to political, economic and other uncertainties. In particular, we are exposed to the risks of doing business in China.

We anticipate that, as in the past, sales of products and services outside Israel will continue to account for a substantial part of our revenues. In the year ended December 31, 2017, approximately 81% of our revenues from equipment sales were derived from sales in the Far East and Japan, including approximately 41% from sales in China, 20% from sales in Taiwan, 7% from sales in Korea and 6% from sales in Japan. The risks and complexities inherent in doing business in international markets include those associated with the possibility of a concentration of sales within a particular country or region; the imposition of governmental controls, regulations, sanctions and local standards, including the need to comply with stringent and evolving technology and environmental protection laws and regulations, a wide variety of foreign and domestic import/export laws, including dual use regulations, customs and excises and foreign labor laws; the imposition of new and additional commercial terms by foreign customers, which can have the effect of increasing our exposure to operational, customs and foreign currency risks; political, economic and legal instability, including an increased amount of foreign government involvement in, and oversight of, our operations; trade restrictions, including as a result of sanctions; exposure to multiple complex systems of taxation and international double taxation treaties; regulatory reform and changes in reimbursement rates, tariffs and taxes and their applications; difficulty in protecting intellectual property; longer payment cycles usually characteristic of international sales; and the general difficulties associated with administering business overseas, as well as overall economic conditions. Our business success depends in part on our ability to anticipate and manage these and other compliance, regulatory, economic, social and political risks inherent in international business effectively. Failure to comply with these applicable laws and regulations or to anticipate and manage these risks effectively may have a material adverse effect on our business, financial condition and results of operations.

The risks and complexities outlined above may also prove to be particularly acute in China, where we have deployed substantial resources in order to expand our capabilities, including by establishing relationships with local Chinese manufacturers. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally, and by continued economic growth in China as a whole. While growth in China continued to increase throughout 2017, current forecasts expect growth to slow in 2018, due to government restrictions on new investments in an effort to address excess manufacturing capacity and risky lending from China’s financial system and a decrease in investments in fixed assets. Further, borrowings by local governments to spur GDP growth cloud our understanding of China’s economic condition. As a result, reliable data about growth in China may not be available. The Chinese economy, markets and levels of consumer spending are influenced by many factors beyond our control, including current and future economic conditions, political uncertainty, unemployment rates, inflation, fluctuations in the level of disposable income, taxation, foreign exchange control, and changes in interest and currency exchange rates. The economy of China differs from the economies of most developed countries in many respects, including the amount of governmental involvement, advantages of local partners, level of development, growth rate, control of foreign exchange and allocation of resources. The Chinese government also exercises significant control over the country’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Our subsidiaries doing business in China are subject to laws, rules and regulations generally applicable to foreign entities operating in that country. Although certain Chinese legislation enacted over recent decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China, these laws and regulations are nevertheless still relatively new and the Chinese legal system, in which legal cases generally may be cited for reference but have limited value as precedents, continues to evolve rapidly. As a result, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may need to have recourse to administrative and court proceedings to interpret and/or enforce our legal rights. However, since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings, and the level of legal protection we may be afforded, than would be the case in other legal systems. Furthermore, the Chinese legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all), that may have retroactive effect. As a result, we could be unaware of our possible violation of these policies and rules until after the violation. Such uncertainties, including in connection with the scope and effect of our contractual, property (including intellectual property) and procedural rights, as well as any failure to respond to changes in the regulatory environment in China, could materially adversely affect our business and impede our ability to continue our operations.

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

(k) Our FPD and SD businesses are each dependent on sales to a small number of large customers and a loss of any of our large customers could have a material adverse effect on our financial condition and results of operations.

In the year ended December 31, 2017, our two largest and our five largest FPD customers accounted for approximately 40% and 73% of our total FPD revenues, respectively; and our two largest and our five largest SD customers accounted for approximately 27% and 43% of our total SD revenues, respectively. The FPD industry is highly concentrated with a small number of manufacturers producing the majority of the world’s displays; and we market and sell our AOI, test and repair systems for FPDs to virtually all of the world’s display manufacturers. We cannot provide assurance that any of our FPD or SD customers, including customers that have in the past accounted for a substantial portion of these respective revenues, will continue to contribute significantly to our total FPD and SD revenues in future periods. In addition, the current technology leader in OLED is a company with which we do not have a strong record of sales in recent years. A significant reduction in purchases from us by any major customer could have a material adverse effect on our financial condition, results of operations and cash flow. In addition, the concentration of our FPD customer base means that if one or more of our major customers were to develop its own competing technology or to experience economic difficulties, changes in purchasing policies, difficulties in fulfilling their obligations to us, bankruptcy or lack of success, our revenues, profitability and financial condition could be materially and adversely affected. See also Risk Factor (w) with respect to the Korean Matter.

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

We extend unsecured credit to many of our customers in connection with their purchases of our products. In addition, diversification of credit risk is limited because we sell primarily within the PCB, FPD and SD industries. Our exposure to credit losses will depend on the financial condition of our customers and other factors beyond our control, such as deteriorating conditions in the world economy or in the PCB, FPD, SD or other industries that we serve. This increases our risks related to our status as an unsecured creditor of many of our customers. Credit losses, if significant, would have a material adverse effect on our business, financial condition, results of operations and cash flows.

(n) Our current research and development efforts may not lead to significant revenues for several years nor may we be able to recover research and development expenditures.

Developing innovative product solutions, which is a key component of our growth strategy, is expensive, and our investment in product development may entail a long payback cycle, particularly as we focus increasingly on long-term projects. In the years ended December 31, 2017 and 2016, net research and development costs were $125.4 million, or approximately 13.9% of our total revenues and $107.1 million, or approximately 13.3% of our total revenues, respectively. Our future plans include consistent, significant investments in product research and development and related opportunities, efforts which we believe are critical to maintain our competitive position. However, we may not receive significant revenues from these investments for several years, if at all.

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

Risks associated with these activities include: assessing accurately the value, strengths, weaknesses, contingent, unexpected and other liabilities and potential profitability of acquisition candidates; financing and ongoing debt service costs; the potential loss of key personnel of an acquired business; the ability to achieve projected economic and operating synergies and any cost savings, cross-selling and other benefits; difficulties in successfully integrating, operating, maintaining and managing newly acquired operations and personnel and customer retention; accounting and regulatory issues relating to the previous conduct of an acquired business; difficulties in maintaining uniform standards, controls, procedures and policies; unanticipated changes in business and economic conditions affecting an acquired business; the possibility of impairment and restructuring charges if an acquired business performs below expectations; and the diversion of management attention from our existing business. In addition, such transactions often result in the acquisition of intangible assets required to be amortized in our consolidated statements of operations over certain time periods and the recording of goodwill which may be subject to possible future impairment charges. For example, the amount of goodwill and intangible assets on our consolidated balance sheet increased significantly in 2014 as a result of the SPTS Acquisition, and may increase further following future acquisitions. Such amounts have been, and may continue to be, substantial and have a material effect on our operating results. Any significant impairment charge could lead us to report a net loss, as was the case in 2012. We may finance these strategic initiatives with debt, equity or equity-linked financings and such amounts and ongoing debt service and/or dilution may be significant. In addition, we may undertake stand-alone corporate financing activities, including debt, equity and equity-linked capital raising. For example, as of December 31, 2017, we had $73.6 million of principal debt outstanding under the Term Loan and $11.25 million of availability under the RCF. Furthermore, because we are a ‘well-known seasoned issuer’, we have a higher degree of flexibility to access the capital markets; and on June 9, 2016, we filed a shelf registration statement on Form F-3 with the SEC, which became effective upon filing and which may be used to issue additional Ordinary Shares from time to time. Such amounts and/or dilution may be significant and may exacerbate the operating risks we face. For more information about our existing indebtedness, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources. Although we selectively pursue strategic opportunities, some or all of these transactions may not be announced in the foreseeable future, or at all, and they may not be consummated even following announcement. The costs incurred in evaluating and consummating strategic transactions could result in incurring expenses and losses even if any announced transaction may ultimately be beneficial. Furthermore, the emergence of one or more material liabilities of an acquired business previously unknown to us may have a material adverse effect on our business, results of operations and financial condition.

(p) Because we have substantial international operations, our business and results of operations may be adversely affected by currency fluctuations.

In the years ended December 31, 2017, 2016 and 2015, approximately 22%, 23% and 22%, respectively, of our revenues, and approximately 48%, 51% and 50%, respectively, of our expenses, were denominated in currencies other than the Dollar. Because our financial results are reported in Dollars, fluctuations in exchange rates between the Dollar and non-Dollar currencies may have an adverse effect on our results of operations. We are primarily exposed to the NIS, the Pound Sterling (the “GBP”), the Japanese Yen, the Korean Won, the Euro, the Taiwanese dollar and the RMB. See Item 11 - Quantitative and Qualitative Disclosures About Market Risk for further information. An increase in the value of a particular currency relative to the Dollar will increase the Dollar reporting value for transactions in such currency, and a decrease in the value of a particular currency relative to the Dollar will decrease the Dollar reporting value for such transactions. This effect on the Dollar reporting value for transactions is only partially offset by the impact that such fluctuations may have on our non-Dollar costs. See also Risk Factor (j). Generally, a strengthening Dollar relative to other currencies has the impact of reducing our costs incurred in those currencies thereby increasing our profitability. This can be partially offset by the impact on revenues that we earn in such currencies. Any positive impact of a strengthening Dollar on our local costs may be offset by hedging that we have undertaken. While hedging is designed to reduce our exposure to these effects, in times of high or unanticipated volatility, it may be insufficiently effective in hedging the impact, and may even exacerbate it. Hedging exposure in certain currencies, particularly the RMB, can be costly, which may limit our ability effectively to hedge our exposure to such currencies. We may, from time to time, take other measures to offset our exposure to currency fluctuations, but any such steps may be inadequate to protect us from currency rate fluctuations. Failure to protect adequately against currency rate fluctuations could have a material adverse effect on our financial condition and results of operations.

(q) Deterioration of political, economic and security conditions in Israel may adversely affect our profitability; and our operations may be negatively affected by the obligations of our personnel to perform military service.

We are incorporated under the laws of the State of Israel and our headquarters, as well as substantial research and development and production facilities, are located in Israel. As such, we are directly influenced by political, economic and military conditions affecting Israel. Thus, any major hostilities involving Israel, a substantial decline in the prevailing regional security situation or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic challenges for Israel. Beginning in September 2000, the overall relationship and security situation between Israel and the Palestinians deteriorated significantly and continues to be marked by ongoing violence, also varying in its degree of severity. During the winter of 2008-2009, the autumn of 2012 and the summer of 2014, Israel was engaged in armed conflicts with Hamas, a terrorist organization and political party operating in the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including in Yavne, where our headquarters and principal research and development and production facilities are located, and negatively affected business conditions in Israel. In addition, since 2010, riots and uprisings in several countries in the Middle East and neighboring regions and the war in Syria have led to severe political instability in several neighboring countries and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

Our SD business is operated through SPTS, which is located in Newport, Wales. To encourage the development of the economy of Wales, the Welsh Government offers certain grant funding and match funding to companies located in Wales to assist projects to be undertaken and/or to safeguard employment. SPTS currently benefits, and has in the past benefited, from the availability of such grant funding, the terms of some of which include provisions requiring SPTS to remain located within Wales, to create, safeguard and maintain a certain number of employment positions in, and to exploit technologies developed from, Wales.

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

Our success depends, in significant part, upon our continuing ability to attract and retain highly qualified managerial, scientific, technical, sales and marketing personnel. Our personnel are instrumental to our ability to develop increasingly advanced product solutions, market those products and provide ongoing support and service to our customers worldwide. The competition for qualified personnel, particularly among computer software programmers and hardware engineers, has always been, and remains, a challenge. In addition, part of the way in which we remunerate our senior managerial, scientific, technical, sales and marketing staff is through the grant of equity awards. The issuance of these awards will dilute the ownership of existing shareholders and may cause the price of our Ordinary Shares to decline. As we issue equity awards, we use availability under our existing equity remuneration plans and, when availability is low, we will need to seek shareholder approval to increase availability thereunder. We cannot provide assurance that we will receive shareholder approval to increase the availability of shares under our existing or new equity remuneration plans, and our ability to grant equity awards in the future may therefore be limited. Furthermore, demographic trends, a lack of appropriately qualified and skilled employees, financial market conditions and future business decisions of both us and our competitors may all operate in a manner detrimental to our ability to attract and retain key personnel. If we are unable to attract and retain highly qualified employees to meet our needs in the future, our business and results of operations could be adversely affected.

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

These types of claims could harm our customer relationships. Any infringement, legal proceedings or claims, whether or not meritorious, could result in costly litigation or arbitration, divert the attention of technical and management personnel, give rise to indemnification claims, harm our customer relationships and inhibit our ability to sell our products and provide our services. Any adverse outcome in litigation alleging infringement or misuse could require us to develop non-infringing or other technology, pay damages or enter into royalty or licensing agreements. If, in such situations, we are unable to obtain licenses on acceptable terms or develop new technology, we will be prevented from manufacturing or selling products that infringe such intellectual property of a third party. If we are not able to resolve or settle legal proceedings or claims favorably, or in the event of any adverse findings against us or any of our current or former employees, our business, results of operations and financial condition could be materially and adversely affected and we may suffer harm to our reputation.

(v) We have received the Assessment which led us to increase our provisions and may result in further increases to our provisions or charges in future periods. We are also subject to a criminal investigation by the ITA. The foregoing may result in civil and/or criminal penalties against us and/or certain of our employees.

In May 2017, we received the Assessment, for an aggregate amount of tax against us, after offsetting all net operating losses for tax purposes (“NOL”s) available through the end of 2014, of approximately NIS 207 million (currently approximately $59 million) which amount includes related interest and linkage differentials to the

Israeli CPI (as of date of the Assessment). All amounts related to the Assessment are given after application of our NOL. Approximately 80% of the amount of the Assessment, assuming that all NOLs are set off against the other matters included in the Assessment, relates to the following two matters: (i) the use of tax exempt income derived from our Approved and Benefited Enterprises under the Investment Law (all as defined below), in particular in our investments in, or acquisitions of, foreign subsidiaries; and (ii) the purchase of our shares by our foreign subsidiaries during the audit period. We have not taken any reserves or provisions related to these two matters because we reasonably believe our positions are more likely than not to be correct as a legal matter. We intend vigorously to contest the ITA’s position on both of these matters and, as of December 31, 2017, have not established, nor do we anticipate establishing in the future, a provision related to these matters. The other significant item in the Assessment relates to our transfer pricing. As of December 31, 2017, our tax provisions with respect to the audit period cover at least a majority of the remaining 20% of the Assessment.

The evaluation of tax positions involves significant judgment. If our evaluation of our tax positions proves to be inaccurate, we may be required to increase our provisions or take a charge in future periods. The amount of the increase and/or the charge against earnings could be material with respect to the audit period and subsequent periods. There is an ongoing criminal investigation in Israel against us, certain of our employees and our tax consultant related to tax positions taken by us in the tax audit period (fiscal years 2012 to 2014) as well as in prior periods. As of the date of this Annual Report, we do not have any insight into the scope or time period of the criminal investigation or the timing of any prosecutorial action related to the investigation which may occur in the coming days, weeks, months or years. Although we cannot predict the timing of any prosecutorial action, we expect to be summoned to the Israeli prosecutor’s office for a hearing, at which we will have the opportunity to present our positions, prior to any indictments of us and/or certain of our employees and/or payment of monetary amounts in lieu of such indictments. We have not conducted our own investigation into any matters that may be the subject of such criminal investigation and will only do so once the criminal investigation has been completed. We intend vigorously to contest the Assessment and to defend ourselves and our employees in the criminal matter; however, we cannot assure investors as to the outcome or timing of completion of either process, including the amount of tax ultimately payable related to the fiscal years 2012-2014 and prior fiscal years, or any additional taxes, penalties, criminal sanctions, indictments, fines and other amounts that may be imposed as a result of the Assessment and criminal investigation, which may be material in amount or in adverse impact on our results of operations, financial position and reputation. In addition, investors may lose confidence in us and our financial information, which in turn could adversely affect the market price of our Ordinary Shares.

In light of the Assessment and the ongoing criminal investigation in Israel, the Audit Committee of the Board of Directors of Orbotech Ltd. (the “Audit Committee”), with the assistance of outside advisors, reviewed our tax returns in Israel for certain periods since fiscal year 2009. The Audit Committee did not identify any fraudulent or criminal activity in the course of its review. However, it did find that certain documentation practices related to tax matters, including transfer pricing, could be improved and directed management to implement a plan with respect thereto. While the Audit Committee found that the Company had documentation gaps, there was no indication of any intentional effort to engage in non-arm’s length transactions, nor any indication that had the Company obtained additional third party transfer pricing studies the results of those studies would have led to material changes to the financial statements. The Audit Committee has requested that the Chief Financial Officer, with the assistance of outside tax advisors, design and implement a global plan to address any documentation gaps. Management has reported to the Audit Committee that it expects to implement this fully in 2018. Although we expect to address this fully in 2018, and we believe we have used our best judgment to evaluate our tax positions and to reflect them properly in the Financial Statements, the ITA and tax authorities in other jurisdictions may raise issues that we have considered to have been treated properly and claim otherwise. As a result, this may divert attention of management personnel, we may be subject to sanctions or investigations by regulatory authorities, and investors may lose confidence in our financial information, which in turn could adversely affect the market price of our Ordinary Shares.

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

Our involvement in the Korean Matter has been and is expected to continue to be distracting to our corporate management and our technical personnel in Korea. Taking into account insurance participation, in each of 2017 and 2016 we recorded an annual expense of less than $25,000. We anticipate that we will continue to incur associated expenses throughout the appeal and investigation. The Korean Matter is expected to extend through 2018; however, we cannot predict with accuracy the timing or results of the Korean Matter. The investigation by the prosecutor into the actions of Orbotech and our employees outside of Korea is ongoing and the timing or outcome of such investigation cannot be predicted. Adverse outcomes in this litigation or investigation may result in monetary penalties against our Korean subsidiary of up to 1.5 billion Korean Won (approximately $1.4 million at the exchange rate in effect on January 31, 2018 of Korean Won 1,071 = $1.00), and in fines against its employees, which may also be paid by us under certain circumstances. We have not recorded a provision related to the Korean Matter and ongoing investigation as of the date of this Annual Report because we cannot reasonably estimate the amount of the financial impact of an adverse outcome in these matters. In addition, because the Korean Matter and investigation are ongoing, we and our employees could be subject to new criminal charges and additional monetary fines, and be subject to the imposition of changes in the way we conduct our business in Korea or elsewhere, which may make it more expensive for us to make, sell and service our products. This litigation negatively impacted FPD sales in Korea since 2013, particularly to one of the large manufacturers located in that country. The Korean Matter and investigation have harmed our reputation and, although we have taken steps to review and implement improvements to our approach to safeguarding customer information, we may not be able fully to repair the damage with our customers.

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

In addition, our effective tax rate is influenced by a number of factors, including shifts in the mix of pre-tax profits and losses by tax jurisdiction, our ability to use tax credits, changes in tax laws or related interpretations in the jurisdictions in which we operate and tax assessments resulting from income tax audits. We are routinely subject to tax audits in various jurisdictions. Although we regularly assess the likely outcomes of such audits in order to determine the appropriateness of our tax provisions, there can be no assurance that we will predict the outcomes of these audits with accuracy, and the actual outcomes of these audits could have a material impact on our net income and/or financial condition. See also Risk Factor (v) with respect to the Assessment and the related criminal investigation.

There can be no assurance that a reduction in net income and earnings per share (or an increase in net loss or loss per share) arising from the adoption of certain financial accounting standards or from changes in our effective tax rates in the future will not adversely affect our cash flow or financial position, the market price of the Ordinary Shares or the cost to us of raising capital.

(y) Our tax liabilities could be larger than anticipated.

We are subject to tax in many jurisdictions and considerable judgment is required by us in determining our provisions for income taxes. In the course of tax audits, to which we are also subject in many jurisdictions, our interpretation of applicable tax legislation could be challenged by the relevant taxation authorities, which may disagree with, and subsequently contest, the amount of income claimed to be taxed in such jurisdictions or other positions taken. We are subject to an ongoing tax audit in various jurisdictions; and in Israel we have received the Assessment. See Risk Factor (v). Such audits often result in proposed assessments and any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex. While we believe that we have provided adequately for any reasonably foreseeable outcomes related to the tax audit, future results may include favorable or unfavorable material adjustments to estimated tax liabilities in the periods when the assessments are made or resolved or the audit is closed. Although we believe our estimates to be reasonable, the ultimate outcome of such audits, and of any related litigation, could differ materially from our provisions for taxes, which may have a material adverse effect on our consolidated financial statements.

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

Our products, services, and systems may affect critical third party operations or involve the storage, processing and transmission of proprietary information and sensitive or confidential data, including personal information of employees, customers and others. Breaches of security could expose us, our customers or others to risks of loss, including the misuse of information or systems, resulting in litigation and potential liability for us, as well as the loss of existing or potential customers and damage to our brand and reputation. In addition, the cost and operational consequences of implementing further data protection measures is expected to increase and such increases may be significant. Also, we could be negatively impacted by existing and proposed laws and regulations related to privacy and data protection, including the EU General Data Protection-Regulation 2016/679 (“GDPR”), dated April 27, 2016, which will become applicable as of May 25, 2018. Following the adoption of the GDPR, on January 11, 2017, the EU Commission published a proposal for an e-privacy regulation, replacing the existing e-privacy directive that regulated privacy related issues in the electronic communications sector. The adoption of this proposal is not expected before June 2018.

(bb) Shareholders’ rights and responsibilities will be governed by Israeli law and differ in some respects from those under Delaware law.

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

(cc) It may be difficult to enforce a judgment of a United States court against us, our officers and directors or the Israeli experts named in this Annual Report in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

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

In 1996, the Company established a joint venture for the development of laser-based direct imaging technologies and, during 2000, acquired all of the interest in that joint venture. In 1998, Orbotech Ltd. entered into an agreement with Mentor Graphics Development Services (Israel) Ltd. (“Mentor”) (then called Valor Computerized Systems Ltd.), an Israeli corporation, for the formation of Frontline, a joint venture with respect to CAM software for PCB fabrication applications owned equally by Orbotech Ltd. and Mentor and which combines their respective former CAM operations. In 2007, the Company acquired all of the outstanding shares of New System s.r.l. (“New System”), a privately-held Italian company engaged in the design, development, manufacture and marketing of PCB additive printing solutions. For further information on AOI, AOS, DI technologies, CAM and additive printers, see Business Overview - Our Applications and Products - Our PCB Applications and Products.

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

During the year ended December 31, 2017, the Company’s non-acquisition related capital expenditures totaled approximately $24.4 million (compared with $23.6 million during 2016 and $19.3 million during 2015), of which approximately $14.2 million (compared with $11.8 million during 2016 and $8.5 million during 2015) was expended at or upon the Company’s facilities in Yavne, Israel, and approximately $10.2 million (compared with $11.8 million during 2016 and $10.8 million during 2015) was expended upon various facilities of the Company’s subsidiaries outside Israel.

All of the above non-acquisition related capital expenditures were paid from internally generated funds. These amounts do not include non-acquisition related capital expenditures by entities acquired by the Company prior to their acquisition dates.

(d) Miscellaneous

The Company’s corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located at 7 Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel. The Company’s postal address and its telephone and facsimile numbers at that facility are P. O. Box 215, Yavne 8110101, Israel, +972-8-9423533 and +972-8-9438769, respectively. The Company’s internet address is: www.orbotech.com (the “Corporate Website”), where its annual reports on Form 20-F, current reports on Form 6-K and certain other SEC filings made by, or which are relevant to, the Company may be accessed. The Corporate Website is not incorporated by reference in this Annual Report and is included as an inactive textual reference only.

The Company’s agent for SEC matters in the United States is its wholly-owned subsidiary, Orbotech, Inc., the headquarters of which are located at 44 Manning Road, Billerica, Massachusetts 01821; attention: Margaret Duncan.

There have been no public takeover offers by third parties with respect to the Company or by the Company during the last or current fiscal year.

4.B Business Overview

(a) General

Company Overview

We are a global innovator and supplier of enabling solutions used to manufacture the world’s most sophisticated consumer and industrial electronic products and are part of a select group of companies whose technology is literally driving the future of electronics. Our core business lies in enabling electronic device manufacturers to inspect, test and measure PCBs and FPDs to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing and to perform laser drilling of electronic substrates (‘connecting’). We refer to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’.

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

We offer technologically advanced, end-to-end yield-enhancing and process-enabling solutions to address various manufacturing stages of PCBs, FPDs, SDs and other electronic components. Our products include AOI, AOS, DI, additive printing, laser drilling, laser plotters, CAM and engineering solutions for PCB and additional adjacent electronics component manufacturing, as well as AOI, test, repair and process monitoring systems for FPD manufacturing and vacuum process tools for etch, PVD, MVD and CVD solutions for SD manufacturing. We also develop and market products for the deposition of thin film coating on crystalline silicon photovoltaic wafers for solar energy panels. In addition, we develop and market character recognition solutions and services, primarily to banks, financial and other payment processing institutions, for use in check and healthcare payment processing. Approximately 37.3%, 30.1%, 30.7%, 0.2% and 1.7% of our 2017 revenues was derived from the sale of products and services in our PCB, FPD, SD, solar energy and character recognition businesses, respectively.

Consumer end markets have been experiencing a fundamental shift in technology complexity, driven primarily by the proliferation of high-end mobile devices (such as smartphones, tablets, AR/VR and wearable devices) and automotive devices, as well as by the demand for large area FPDs such as large-size LCD televisions and OLED displays. The shift towards 5G connectivity and the fast-paced growth of IoT services is expected to continue to further accelerate this shift as more devices become connected and dependent upon other electronic devices. This shift has emphasized the importance of new production technologies, as well as production quality and yield management, since ever-increasing production complexities require superior processes and yield controls in order to maintain production costs for new devices at levels comparable to those of the less technologically advanced devices of the past.

We sell our solutions to PCB manufacturers globally and, as of December 31, 2017, we had an installed base (excluding CAM and engineering solutions designed and developed by Frontline) of approximately 13,600 PCB systems. Our FPD customers include the major display manufacturers and, as of December 31, 2017, we had an installed base of approximately 1,950 FPD systems. Our SD customers include SD manufacturers, foundries, OSAT providers and research institutes and, as of December 31, 2017, we had an active installed base of approximately 7,000 SD modules in production worldwide.

Our customers are able enter into various service and maintenance arrangements to take effect after the expiration of the applicable product warranty period. These include fixed service and maintenance agreements, as well as utilization-based service arrangements, pursuant to which we may provide time and materials support through project managers, process engineering, man-on-site, on-call arrangements or otherwise. In addition, customers may purchase upgrades and/or refurbishment services from us. We believe that our proximity to our customers, together with our large installed base of products and ongoing service arrangements, enables us to understand and address our customers’ rapidly changing technological and capacity needs. Approximately 25.1% of our 2017 revenues was derived from the service and support of our installed base of products.

We have long maintained our leadership position, with a specific focus on the high-end industry segments. We believe that we have, for over 30 years, consistently been at the forefront of most key technological cycles in the industries served by our products by continually investing in research and development and by working with our customers to understand their current and anticipated technological requirements. As of December 31, 2017, our intellectual property portfolio consisted of approximately 1,188 patents and patent applications worldwide. Our yield-enhancing and process-enabling solutions are designed to increase our customers’ production yields and reduce their costs.

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

Industry Trends

Current trends in smart mobile devices, 5G connectivity, automotive electronics, smart vehicles, flexible displays, AR/VR and wearable devices, high-performance computing, large size televisions and the IoT are expected to drive the need for production, inspection, test and repair solutions that are able to address the cutting-edge technology embedded in these types of electronic products. We believe that strong growth in key consumer end markets will drive the need for more advanced manufacturing combined with yield-enhancement capabilities to contain costs and that this need will lead manufacturers to make significant capital investments over time. We believe that the potential key growth elements are:

•	increased and new demand for higher data throughput provided by 5G connectivity, refined and smaller modified semi-additive process (“mSAP”)-based PCBs, fine line flexible, advanced rigid flex and chip on flex PCBs, as well as MEMS technology and Power, which are integral to the smart vehicle industry;

•	increased and new demand for larger size televisions incorporating advanced features such as high definition, wide color gamut, ultra slim, high dynamic range and curved screens; and growing demand for OLED devices such as smartphones, tablets and other mobile connected devices, requiring new flat and flexible displays with more power efficient, low cost FPDs across a number of sectors, such as consumer electronics, communications, healthcare, automotive, government and industrial applications; and

•	increased and new demand for slimmer, lower weight, mobile, AR/VR and wearable devices with greater functionality condensed into smaller physical spaces (or form factors), as well as growing demand for sensors, Advanced Packaging, power and displays.

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

In addition, with the IoT expected to be a key growth driver in the near term, we believe that this trend will create new opportunities for SDs and PCBs, particularly in MEMS applications and Advanced Packaging related to IoT module and infrastructure. Since our systems and solutions impact the production of virtually all electronic devices on a global basis, the growth of the IoT infrastructure and the increased connectivity and communication expected to be generated throughout the electronics industry will trigger and drive growth in our Production Solutions for the Electronics Industry segment.

Printed Circuit Boards

Due to the proliferation of smart mobile devices and changes in the automotive industry, our customers have faced increased demand for more complex, multilayer and high density interconnect (“HDI”), as well as fine line flexible, advanced rigid flex and chip on flex PCBs. For such complex boards, production yield poses a significant challenge for manufacturers, due ultimately to the increased sophistication, miniaturization and quality of these consumer end products.

The success of smaller and more sophisticated electronic devices, such as smart mobile devices, as well as the progressive deployment of increasingly sophisticated PCBs for use in automotive applications, have been key elements in this growth over recent years, and are projected to drive growth in the future as well.

The Company has also adapted certain of its existing PCB products for use by manufacturers of other electronic components, including manufacturers of touch screen modules, integrated circuit assemblers and ceramic-based substrate applications.

Flat Panel Displays

The demand for high definition, ultra-high definition, zero defect and larger size televisions and mobile devices requires FPD manufacturers to develop more complex panel designs and to implement tighter production process controls. The inspection of LCDs and OLED displays poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multilayered structure and high-density features and the fine nature of potential defects. LCD and OLED inspection, test and repair processes must also match the high production speeds of LCD facilities, a task made more challenging by the fact that LCD and OLED manufacturers have been utilizing high resolution for new complex displays.

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

Our broad range of advanced and integrated inspection, test and repair technologies, applications insights and manufacturing capabilities provides our customers with differentiated, and what we believe in some cases to be ‘must have’, solutions that serve their critical requirements. The advent of technologies such as OLED and 4K have driven, and they, as well as possible future 8K technologies, may be expected to continue to drive, the need for yield-enhancement. This, coupled with increased inspection and testing, will require greater initial stage investment by manufacturers, thus creating a growth opportunity for which we are well-positioned. We estimate that in a typical FPD fabrication plant, costing between $5 and $8 billion and taking about a year to construct, approximately 2.5% of the construction costs are allocated to yield-enhancement products of the type we sell.

Semiconductor Devices

The emergence of AR/VR has created opportunities in the semiconductor industry with both the front-end manufacturing of the different parts (e.g. image sensors, light emitting diode (“LED”) illumination and lenses) as well as camera module packaging. Orbotech’s SD business opportunities in the AR/VR space include RF devices, Advanced Packaging, sensors, displays, etch and deposition.

Consumer products continue to include more functionality (such as speed, photographic resolution and data streaming, among other functions) packed into smaller volumes. The direction throughout the semiconductor industry is to continue to strive towards further miniaturization of the semiconductor devices used in these consumer products. New semiconductor device technologies and architectures in this field are also driven by a persistent impetus to lower costs. For example, since 2015 Fan-Out Wafer Level Packaging (“FOWLP”) has been a growing packaging platform in the industry, since it allows for miniaturization, lower costs and higher input/output density than traditional intra-connect technologies for many mid-end devices used in products such as smart mobile devices.

By contrast, for some of the highest bandwidth devices, other new technologies, such as 2.5D and 3D packages that employ Through Silicon Vias (“TSV”s), are gaining prominence.

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

Similar demand for our solutions, in particular etch solutions, is created by the growing use of MEMS in products such as smart mobile devices and automobiles. Certain newer devices (known as ‘PiezoMEMS’) that are considered superior to traditional capacitance MEMS require deposition of a special material (for instance, aluminium nitride) during their manufacture, which is achieved using PVD systems.

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

Reportable Segments

As of December 31, 2017, the Company had three reportable segments: Production Solutions for the Electronics Industry, which, in the year ended December 31, 2017, accounted for approximately 98.1% of the Company’s revenues; Solar Energy, which, in the year ended December 31, 2017, accounted for approximately 0.2% of the Company’s revenues; and Recognition Software, which, in the year ended December 31, 2017, accounted for approximately 1.7% of the Company’s revenues. Our Production Solutions for the Electronics Industry segment includes our PCB, FPD, and SD businesses because they share certain fundamental and long-term economic characteristics and therefore qualify for aggregation. See Note 14a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

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

Large installed base. We have a large installed base in all of our key products. This large and growing installed base of products provides us with a stable source of revenue from services we provide to our customers. These services also allow us to enhance our customer relationships and provide us with an opportunity to understand our customers’ existing and anticipated technological and capacity needs on a real-time basis.

Technological innovation. For over 30 years, we have consistently been first to market in most key technological cycles by continually investing in research and development. A large portion of our 2017 annual revenues from product sales was derived from products and/or models introduced in the previous two to three years, which we believe reflects the success of our ongoing efforts to innovate. In 2017, we continued our trend of technological innovation by releasing our new AOI solution, the Ultra Dimension, adding to the products we released in 2016, such as our AOS solution, the Precise™ 800, our DI solution for advanced HDI, including mSAP production, the Nuvogo TM Fine, and our plasma dicing platform, the Mosaic Rapier-300S. These technologies allow us to offer highly differentiated, superior performing solutions. Our technological creativity enables us to sustain our strong competitive position and remain at the forefront of each industry we serve.

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

The key elements of our growth strategy are:

Organic expansion. We will enhance our current product offerings and develop new generations of cutting-edge technologies and solutions designed to meet the existing and anticipated needs of our customers as their products and manufacturing processes become increasingly complex. In addition, we believe that our combined PCB, FPD and SD businesses will potentially generate cross-selling opportunities with existing and new customers, thereby enabling us to extend our existing product offering. Furthermore, we believe an opportunity exists to leverage our position with leading manufacturers in the semiconductor industry by commercializing our core technologies in these industries. We therefore plan to utilize our core competencies in machine vision, electro-optics, precision mechanics, artificial intelligence, imaging technologies, plasma source and vacuum technologies to reach additional customers in existing and new industries and to expand into new applications.

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

Process innovation. We are increasingly focused on collaborative development of solutions with customers and leading designers rather than merely marketing products developed autonomously by us. We believe that such collaborative efforts will be enhanced and become more closely aligned with the industry’s future needs as our customers’ proximity to the designers of consumer electronics grows.

Moving up the value chain. We view our role in the electronics industry as enabling product designers to commercialize their visions through the innovative manufacturing processes and solutions that we offer. Our solutions support the ongoing development of consumer electronics and the mass production of next-generation products by enabling the desired increased functionality at a reasonable cost. We perceive there to be growth opportunities in maintaining and strengthening our position as a key provider of such manufacturing solutions.

(c) Our Technologies

We believe that we have a unique combination of proprietary technologies, such as image acquisition, precision mechanics and motion control, high resolution printing, laser machining, additive printing, algorithms and image processing, plasma source and vacuum technologies, as well as system integration capabilities by which we provide our customers with differentiated solutions serving their critical requirements at various points of the electronics supply chain. Our solutions are designed to enable our customers to engage in complex manufacturing while realizing increased yields and driving down production costs.

Our DI technology enables the transfer of digital image data directly from the electronic media on to the photoresist or solder resists which translates into fewer manufacturing steps, lower material costs and greater accuracy. Additionally, our DI technology enables the manufacture of higher density, more sophisticated PCBs, with significantly higher yields and reduced manufacturing costs, through better overlay registration of layers, the elimination of artwork costs and the scrap created by traditional contact printing.

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

Our AOS products employ advanced optics systems and image acquisition and processing techniques, combined with high-performance, high-power laser control, to achieve highly accurate, repeatable and reliable results for advanced PCB applications, which cannot be replicated in manual repair processes. In 2016, we expanded our AOS solutions with the introduction of AOS products having the capability of shaping missing copper on PCBs during production. For more information about the critical nature of our solutions, see Risk Factors (h) and (z).

Our additive printing solutions, which enable digital printing of non-functional patterns (known as legends) on PCBs and other substrates during the production process, are designed to replace the traditional analog, silkscreen printing and photolithography processes. They also offer additional applications in the PCB industry and for advanced packaging and other electronics manufacturing processes, such as printing (or ‘marking’) the chip name or chip description over the chip package, depositing isolation layers and additive printing. Our additive printers utilize a digital, non-contact, dot-matrix printing technology to release droplets of ink from a small aperture directly to a specified position on a given media to create the required image.

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

Our Etch systems use a plasma source to activate ions in various gas types to preferentially remove material to form a pattern, or a specific shape in a substrate or layer. These etch systems are used extensively in MEMS production to create cavities in the substrate for microphones, comb structures for gyroscopes and accelerometers used in smart mobile devices and gears and springs for luxury watches. Our Etch systems are also used in 2.5D and 3D packaging (as defined below) as well as to etch oxide and nitride dielectrics and compound semiconductor materials such as gallium arsenide and gallium nitride.

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

Virtually all electronic equipment uses PCBs, which are the basic interconnect platforms for the electronic components that comprise all electronic equipment. PCBs contain the electronic circuitry required to interconnect the components which are subsequently mounted on them and which, when operating together, perform a specified function. An assembly of one or more mounted PCBs working together forms an essential part of most electronic products. These include computers, smart mobile devices such as mobile phones, tablets and electronic book readers, wearable devices, consumer electronics, automobiles, telecommunications equipment, industrial and medical equipment and military and aerospace applications.

PCBs are manufactured through a series of complex steps. Generally, production starts with a sheet of epoxy-fiberglass (or other material with electric insulating qualities) laminated with a conducting material such as copper. The sheet is coated with a thin layer of light-sensitive material (‘photoresist’). Traditionally, a transparent film containing the desired circuitry pattern (‘production phototool’), normally produced by a photoplotter connected to a CAD/CAM database, is then laid on the photoresist. The sheet is then exposed to light, which copies the conductor pattern from the production phototool on to the photoresist. Over the past two decades, the Company has developed a DI process enabling the transfer of the conductor pattern directly on to the photoresist without the use of a production phototool. Subsequent development of the photoresist and a chemical etching process removes excess conducting material and leaves the desired conducting metal pattern printed on the layer.

Although PCBs may be single-sided or double-sided, the largest segment of the PCB industry consists of multilayer boards. In multilayer board production several such layers with appropriate copper patterns (‘inner layers’) are stacked up in registration and laminated together. Thereafter, holes are drilled through the stack in a specific pattern, using a mechanical or laser driller, and plated with a conductive metal. Further steps of patterning the outermost layers, protecting the functional areas with a more inert conductor and the rest of the surface with insulating material (‘solder mask’) and marking the board with a screen printed or additive printing legend result in the completed multilayer board. Still more advanced PCBs, known as ‘build-up’ boards, are produced using HDI technology. This involves adding thin additional electrical insulating layers to the top and bottom surface of the board, drilling miniature vias through each such layer using a laser drilling machine and then metalizing and patterning the surface as before. This process may be repeated several times resulting in multiple build up layers on each side of the PCB.

As PCBs are susceptible to various defects (electrical shorts, open circuits and insufficient or off-measure conductor widths), inspection is required throughout PCB production to identify such defects, which are then repaired, if possible. Early detection of these defects, particularly in the case of multilayered and ‘build-up’ boards where PCB layers are subsequently embedded inside the finished board, increases the possibility of successful repair and reduces the number of unusable boards, thereby reducing the overall cost to the manufacturer. In 2017, PCB manufacturers commenced the high-volume production of PCBs for smartphones with a fine pattern of 30 micron lines and spaces, made possible through mSAP technology. Building off of additive process-based PCB technology, our mSAP products allow us to better control the shape of the PCB, as well as its dimensions and geometry. The reliance on mSAP technology as part of the shift to a 5G world suggests that investments in, and demand for, SLP and mSAP technology will continue to grow.

Although most of the Company’s AOI, AOS, DI, VF, additive printing solutions (with inkjet technology), CAM and production technologies and solutions are intended for use by manufacturers of PCBs, some versions of these products have been adapted for use by manufacturers of other electronic components such as manufacturers of touch screen modules and integrated circuit assemblers.

•	Flat Panel Displays

FPDs, which include LCDs, OLED displays and other types of displays, are presently used for laptop and desktop computers, tablets, televisions, smartphones, public displays, automotive displays, digital and video cameras, AR/VR and wearable devices and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications.

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

Semiconductor packaging refers to the process steps that form the protective enclosure around a finished chip and create the external connections for input/output. Consumer demand for smaller, faster and more powerful mobile electronics is driving the development of newer semiconductor packaging approaches. One such approach is the use of solder bumping schemes on the full wafer to produce dense, small form factor packages; increasingly favored over the traditional die level wire bonding. Another approach is the creation of TSVs, which provide interconnect capability for die-to-die stacking for three-dimensional integrated circuits (“3D IC”s) or closely spaced chip by chip assembly on interposers (“2.5D”). The rapidly-growing segment for FOWLP embeds known good die in an epoxy substrate, increasing the area available for high density connections while keeping to an absolute minimum the consumption of expensive silicon. Packaging solutions making use of these newer approaches are collectively known as ‘Advanced Packaging’.

These technologies are currently being developed and implemented across a broad range of device types and have the potential to reduce the form-factors, increase performance and enable heterogeneous integration of dissimilar devices, such as logic/microprocessors on top of memory and on top of MEMS devices. The Company offers equipment for the three Advanced Packaging technology types: TSV front end, TSV back end (Via last, and Via Reveal), and bumping (UBM/RDL) across three process technologies: Etch, PVD and CVD. Etch, CVD and PVD systems are used in the 2.5D and 3D packaging generations, while the PVD tool is also used in wafers level flip chip and fanout packaging activities.

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

Recognition Software for Financial Institutions

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

(e) Our Applications and Products

We enable the ‘Language of Electronics’ through the design, development, manufacture and sale of DI, AOI, repair, metrology (measurement), imaging, laser drilling, additive printing solutions and pre-production products for use in the manufacture of PCBs and adjacent electronic components manufacturing, AOI, test, repair and yield-enhancement systems for use in the manufacture of FPDs, Etch, PVD and CVD solutions for SDs, products for the deposition by PECVD of thin film coating on crystalline silicon photovoltaic wafers for solar energy panels and automatic check reading and healthcare payment automation solutions and related forms processing enabled through recognition software. We also market CAM and engineering solutions for PCB production which are designed and developed by Frontline.

The following table provides an overview of our target industries and our key applications and products offerings:

Our Target Industries	Our Applications	Our Product Offerings

PCB	AOI	Discovery II Fusion Ultra Fusion Ultra Dimension Verismart and Verifine 2D Metrology
	AOS	PerFix Ultra PerFix Precise™ 800
Imaging
	• Plotting	LP 9
	• Direct Imaging	Paragon Ultra Nuvogo family Diamond (for solder mask)
	• Additive Printing	Sprint family
	Laser Drilling	Emerald
Pre-Production
	• CAM	InCAM Genesis 2000 GenFlex
	• Engineering	InPlan InStack InPlan-Flex InCoupon InSolver InSight PCB
FPD	AOI	Quantum family Quantum Flex family FPI-6000 Series
	Test	ArrayChecker Accelon
	Repair	ArraySaver Prism
	Yield Management Systems	EYES-2020
Semiconductor	Etch	Omega fxP Versalis fxP Mosaic fxP
	CVD	Delta fxP Versalis fxP
	PVD	Sigma fxP Versalis fxP
	Release Etch	Primaxx/Xactix fxP MVD 100, 150, 300
Solar/Photovoltaic	Thin Film Coating	Aurora PECVD
Recognition Solutions	Check Processing	Accura XV Apex Automation Services Sereno
	Healthcare Payment Automation	P2Post E2Post

Our PCB Applications and Products

Our PCB-AOI products are of particular value to manufacturers of fine-line, advanced PCBs (where defects are especially difficult to detect) and to manufacturers of multilayered PCBs (where the cost of undetected defects is very high) because they enable manufacturers to repair defective layers and to trace the source of defects in their manufacturing processes, thus increasing their yield of usable finished products. Our PCB-AOS products are capable of shaping (repairing) PCBs by removing excess copper (using laser beams to achieve automatic ablation) from places that cannot be repaired by the use of a scalpel or other manual instrument, such as shorts on materials that are too thin to be treated by scalpel without damaging the isolation layer or in spaces between lines that are virtually invisible to the human eye and too small for manual carving. In 2017, we continued our trend of technological innovation by releasing our new AOI solution, the Ultra Dimension. In 2016, we introduced the Precise™ 800, AOS system, which offers a three-dimensional copper shaping function capable of adding copper in defects such as cuts or opens in the lines which occur during PCB fabrication. This complements the Company’s excess copper extraction offerings, thus creating a full suite of AOS yield improvement solutions.

The substantial yield and quality control challenges faced by manufacturers using the mSAP process can be mitigated to a significant extent by the Company’s AOS yield improvement solutions, which image and detect fine defects, and shape them using the automatic copper and deposition capabilities offered by our systems. Ultimately, this enables PCB manufacturers to deliver products to smartphone manufacturers in higher yields and with an improved overall cost structure. In addition, the capability of our digital production solutions, such as the Nuvogo (including the new Nuvogo Fine™ DI), additive printing and UV laser drilling, to adapt production data and thereby compensate for random production process inaccuracies enables manufacturers to improve their yield in the production of complex boards. Our pre-production software solutions improve the speed and accuracy of the PCB engineering process, optimize production processes, improve production data/tools and reduce the cost of manufacturing, all by utilizing state-of-the-art design to manufacturing software algorithms and electronic rules. Our products for additional adjacent advanced electronics manufacturing essentially perform similar functions as our AOI, AOS, DI, additive printing and CAM products, but on different materials and for different applications.

In the year ended December 31, 2017, our PCB product lines, including those for additional adjacent electronics component manufacturing, accounted for approximately $336.1 million of revenues (including approximately $127.6 million related to service and support of those products), representing approximately 37.3% of our revenues. This compared with approximately $286.9 million of revenues (including approximately $116.6 million related to service and support of those products), representing approximately 35.5% of our revenues, in the year ended December 31, 2016, and approximately $255.5 million of revenues (including approximately $114.4 million related to service and support of those products), representing approximately 34% of our revenues, in the year ended December 31, 2015.

(i) PCB-AOI

PCB-AOI systems are computerized, electro-optical systems for inspection and identification of defects in the production phototools and PCBs at various stages of production. Our PCB-AOI offering includes the Fusion series and the Discovery II series of AOI systems. The Fusion can handle resolutions down to 5 microns (Ultra Fusion 600 model) at high throughput, and provides enhanced detection on semi-transparent and multi-colored substrates.

In 2017, the Company launched a new AOI model, the Ultra Dimension, which ushers in an innovative AOI concept facilitating improved workflow in the AOI room. The Ultra Dimension combines four major capabilities — pattern inspection, laser via inspection, 2D metrology and remote multi-image verification — to minimize manual defect verification and to allow defective panels to be transferred from the AOI directly to the AOS. This concept has been well received by PCB manufacturers, who are able to realize significant AOI cost savings through reduced false inspection calls, as well as overall lower panel handling, floor space and labor utilization levels required for normal operations.

(ii) AOS Systems and Verification Stations

AOS systems are designed to address certain limitations inherent in the manual repair of PCBs, by enabling the automatic shaping of defects in PCB production, such as excess copper (known as ‘shorts’) and missing copper (known as ‘opens’), thereby minimizing the scrapping of unusable panels during the manufacturing process and enabling a significant reduction in manufacturers’ overall manufacturing costs. Our AOS products employ advanced image acquisition and image processing techniques, combined with high-performance laser control, to ablate the excess conductor material, or add copper where missing, thereby achieving highly accurate, repeatable and reliable results, particularly for advanced PCB applications, which cannot be replicated in manual repair processes. The AOS PerFix series, which was the first system to offer an automated shaping solution for shorts, was complemented in 2016 by the introduction of the Precise™ 800 which offers the capability of depositing additional copper to shape open defects in PCBs. This powerful combination of solutions for both shorts and opens without manual intervention, offers substantial added value to customers, enabling them to increase production yields without sacrificing manufacturing quality standards.

Our offering of verification stations is comprised of the VeriSmart, VeriWide, VeriFine and Ultra VeriFine-A. Each of these models provides the operator with a crisp and magnified color image of the possible defect, which is essential for verification of high-density PCBs.

(iii) Imaging Solutions

Laser plotters provide PCB manufacturers with the capability to transform, within a few minutes, circuit designs on electronic media or design data retrieved from CAM databases into accurate, reliable ‘artwork’ or production phototools. Our latest generation of high performance, automated laser plotters is the LP-9 series.

Direct imaging eliminates the need for exposing photoresist through a production phototool by enabling the transfer of digital image data directly from the electronic media on to the photoresist or solder resist. This translates into fewer manufacturing steps, lower material costs and greater accuracy of layer-to-layer registration. DI technology enables the manufacture of higher density, more complex PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by contact printing. Our advanced Nuvogo and Paragon systems are an industry-leading DI solution, offering high accuracy, power efficiency, and fast throughput.

The Company’s current DI product offerings designed to address the solder mask imaging requirements of PCB manufacturers are the Diamond™ 8 and the Nuvogo™ 1000. The Diamond™ 8, which incorporates technology based on a powerful LED light source, is designed for HDI, multilayer board (MLB) and quick turnaround (QTA) PCB production; while the Nuvogo™ 1000 offers high accuracy and industry leading high Depth of Focus (DoF) technology which is particularly useful in flex solder mask and other precision applications. Both solutions continue to be well received by PCB manufacturers.

The Nuvogo DI systems are capable of imaging on almost any resist type, thereby allowing maximum flexibility to PCB makers. Powered by the Company’s proprietary MultiWave Laser Technology™, Nuvogo™ generates a multi wavelength laser beam for optimal precision of fine line structure. This enables PCB manufacturers to choose lower-cost resist types whenever possible in order to reduce overall operating costs. In addition, the Company has expanded the range of Nuvogo Models to include the Nuvogo 750 and the Nuvogo 780, both of which have been developed for use in the production of multilayered PCBs.

In 2016, the Company introduced additional DI solutions as part of the Nuvogo Family: the Nuvogo Fine 8 and the Nuvogo Fine 10, which are designed for advanced applications such as Flex, HDI and mSAP manufacturing technologies. Following successful field tests during 2016 with certain mSAP PCB manufacturers for advanced smartphones, during 2017, the Nuvogo Fine became the solution of choice for advanced mass production of PCBs. Furthermore, in 2017, an additional model in the series, the Nuvogo Fine 9, was introduced. This model utilizes a single wave 405 nanometers laser.

Additive printing refers to a particular stage in the PCB manufacturing process during which characters and other non-functional patterns (‘legends’) are printed on the PCB under production. Using a digital, non-contact, additive-based printing technology, digital print heads release droplets of ink from small apertures directly to a specified position on a given media to create the required image. The Sprint series systems provide substantial cost savings for PCB manufacturers by reducing significantly the legend printing cycle time and enabling quality and accuracy that cannot be achieved through conventional legend printing processes, such as silkscreen printing.

(iv) Laser Drilling

UV laser drilling is used to generate the interconnection between different layers in IC substrates of Advanced Packaging applications. UV laser drilling is capable of achieving the small vias required for leading edge IC substrates and advanced IC packaging at an accuracy superior to that achievable by traditional mechanical drills or CO2 lasers. The Emerald system high performance UV laser drilling solution for IC substrates and Advanced Packaging applications activates multiple beams and scanners simultaneously to achieve very high drilling speed, accuracy and quality.

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

Occasionally, adapted versions of the Company’s AOI, AOS, direct imaging, additive printing, laser drilling and CAM solutions are offered for use by manufacturers of other electronic components, including, among others, manufacturers of touch screen modules, ceramics, advanced packaging and chemical milling.

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

In the year ended December 31, 2017, our FPD product lines accounted for approximately $271.2 million of revenues (including approximately $44.3 million related to service and support of such products), representing approximately 30.1% of our revenues. This compared with approximately $225.9 million of revenues (including approximately $40.8 million related to service and support of those products), representing approximately 28% of our revenues, in the year ended December 31, 2016, and approximately $204.9 million of revenues (including approximately $38.8 million related to service and support of those products), representing approximately 28% of our revenues, in the year ended December 31, 2015.

(i) FPD-AOI and Value Added Applications

We offer a variety of inline and offline FPD-AOI systems that includes the Quantum Series, the Quantum Flex Series and the FPI-6000 Series. The Quantum FPD-AOI system is the first to offer to the FPD industry multi-modality imaging technology, which enables manufacturers to undertake multiple inspections in a single scan, thereby identifying and classifying, with high accuracy, previously undetectable defects and facilitating the production of high quality products at greatly improved yields. The Quantum offers high resolution inspection, high accuracy classification, high throughput and rapid image capture capabilities for all existing generations of glasses, up to the recently introduced Gen10.5 glass substrates. The latest models of the Quantum and Quantum Flex series address the highly specialized inspection requirements of OLED displays for both cellular and television applications, low temperature poly silicon (LTPS) and oxide-TFT (IGZO) backplanes for high-resolution, three-dimensional and flexible screens. The FPI-6000 series systems, which supports up to fifth generation glass substrates, complement and expand the range of our FPD-AOI systems by employing high resolution optics and specific algorithms to achieve inspection capabilities required for very intricate mobile devices, thus broadening the scope of inspection solutions that we are able to offer to manufacturers of LCDs and OLEDs intended for use in mobile devices.

In addition, we offer complementary features to our FPD-AOI systems that include: Multi Modality Classification, Mobile and Large Displays Peripheral Inspection (“MDPI/LDPI”), Variable Pattern Inspection (“VPI”), Advanced Video Classification (“AVC”), in-scan classification (“ISC”), Auto Macro System (“AMS”), Digital Macro (“DM”) inspection and Critical Dimension and Overlay Measurement (“CDO”). Peripheral Inspection provides full inspection coverage of the non-repetitive pattern of the peripheral area of the panel and features a simple setup. VPI enables the inspection of active area pixel patterns that occur in multiple pitches, such as those used in in-cell touch and hybrid touch displays. AVC and ISC both employ high quality scan and microscopic review to enable the automatic classification of defects identified by our FPD-AOI systems during the scanning process. AMS is a hardware-software add-on solution for highly sensitive detection and classification of macro defects. DM inspection and warning are optional add-on features which obviate the need for manufacturers to purchase a separate, stand-alone macro inspection system. CDO is an optional add-on feature which enables accurate measurement of critical elements on the glass panel, such as conductor widths and layer to layer registration.

(ii) FPD Test

The ArrayChecker test systems detect, locate, quantify and characterize electrical, contamination and other defects in active matrix LCD and OLED after array fabrication. These systems use proprietary non-contact voltage imaging technology to provide a high-resolution voltage map of the entire display and proprietary image analysis software which converts this voltage map into complete pixel defect data. The ArrayChecker test systems determine whether individual pixels or lines of pixels are functional and also identify more subtle defects such as variations in individual pixel voltage. These defect data files are then used for repair and statistical process control. Our latest model ArrayCheckers support the advanced small pixel panel designs used for high resolution smart mobile devices, as well as a wide variety of OLED panels.

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

Our SD Applications and Products

Our SD products include etch and deposition equipment designed to facilitate the advanced packaging of semiconductors and to provide advanced wafer processing technologies for the micro-electronics industry. End-market applications include Advanced Packaging, MEMS, LEDs, high speed RF devices ICs and power semiconductors.

In the year ended December 31, 2017, our SD product lines accounted for approximately $276.3 million of revenues (including approximately $47.0 million related to service and support of such products), representing approximately 30.7% of our revenues. This compared with approximately $273.5 million of revenues (including approximately $51.7 million related to service and support of those products), representing approximately 34% of our revenues, in the year ended December 31, 2016, and approximately $262.2 million of revenues (including approximately $54.0 million related to service and support of those products), representing approximately 35% of our total revenues for the year ended December 31, 2015.

(i) Advanced Packaging

Advanced Packaging refers to semiconductor packaging that employs bumps or TSVs (rather than wire-bonding technology) to connect the die to the substrate. We operate in several distinct segments of Advanced Packaging: bumping; 3D wafer level packaging; 2.5D and 3D; and FOWLP/embedded chips, all as explained below.

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

In 2.5D, or ‘interposer’ technology, dies are laid out side by side on top of a substrate carrying high density wiring. This substrate, or interposer, connects the dies together and also carries TSV to connect those same dies to a substrate underneath. 3D technology involves vertically stacked dies connected by short TSVs. 2.5D is seen as the easier route to first production. The Company serves the 2.5D and 3D segments with PVD, CVD and etch equipment.

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

(ii) MEMS

MEMS are present in virtually all consumer devices in use today, and can be separated into four main categories of devices: accelerometers; gyroscopes; pressure sensors; and microphones. These four devices, collectively, account for over 80% of the global MEMS market. The main trend in MEMS is die shrink, meaning the production of more MEMS devices from a given wafer size, while the die themselves provide the same (or possibly even higher) overall functionality. New areas of growth that are expected to emerge are in the medical fields (self-analysis, fitness), automotive (autonomous cars), wearables (energy converters), virtual reality and the IoT. The Company serves the MEMS segment mainly with etching solutions but also with PVD and CVD solutions.

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

In the year ended December 31, 2017, our solar energy product lines accounted for approximately $1.6 million of revenues (including approximately $1.4 million related to service and support of those products), representing approximately 0.2% of our revenues. This compared with approximately $5.8 million of revenues (including approximately $2.6 million related to service and support of those products), representing approximately 0.5% of our revenues, in the year ended December 31, 2016, and approximately $15.6 million of revenues (including approximately $1.7 million related to service and support of those products), representing approximately 2% of our revenues, in the year ended December 31, 2015.

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

In the year ended December 31, 2017, our recognition software product lines accounted for approximately $15.7 million of revenues (including approximately $6.1 million related to service and support of those products), representing approximately 1.7% of our revenues. This compared with approximately $14.3 million of revenues (including approximately $6.3 million related to service and support of those products), representing approximately 2% of our revenues, in the year ended December 31, 2016, and approximately $14.3 million of revenues (including approximately $6.3 million related to service and support of those products), representing approximately 2% of our revenues, in the year ended December 31, 2015.

(f) Competition

The competitive landscape we face in the PCB industry is highly fragmented. Within each of our product categories, we compete with a number of small, independent suppliers or business units of large companies which supply solutions for specific, and in many cases, single applications. Our main competitors in AOI include CIMS China (formerly Camtek), Dainippon Screen, GigaVis, Inspec, Machvision and several smaller local AOI manufacturers. Our main competitors in DI include ORC Imaging, Ushio/Adtec, Via Mechanics, Hans Laser and Dainippon Screen. We also face competition in DI from several smaller manufacturers who typically sell a limited number of systems annually, such as Miva, Schmoll, Print Process and several local Chinese vendors. Our main competitors in UV laser drilling are Via Mechanics, Mitsubishi, Electro Scientific Industries, Inc. and EO Technics Co. Ltd. Our main competitor in additive printing is MicroCraft; however, we also face competition from local Chinese vendors such as Jato. In both AOI and additive printing we face new competitors, mainly from China, which target the low-end of the industry. We believe that the key competitive factor in this industry is productivity, which is a combination of product quality, reliability, speed, price and brand position, which is, in turn, a function of breadth of product offerings, technical expertise and development and service capabilities.

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

Our global engineering team of 707 scientists and engineers dedicated to product research, development and engineering works closely with our customers to meet and anticipate their evolving requirements and new product introductions.

We believe that continued, focused investment in research, development and engineering activities are critical to our future growth and to maintaining our leadership position. We continue to invest in research and development in order to better serve our customers with advanced yield-enhancement and process-enabling solutions. Our research and development investment accounted for approximately 14%, 13% and 14% of our total revenues in the years ended December 31, 2017, 2016 and 2015, respectively. Our research and development and engineering investments enable us to consistently provide innovative, ‘first to market’ and high quality products.

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

(j) Backlog and Bookings

The Company refers to ‘backlog’ as the Dollar value of purchase arrangements with customers, effective, as of a given point in time, that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty. The Company’s backlog consists of these arrangements with assigned shipment dates expected, in most cases, within the ensuing three (one, in the case of PCB) to 12 months. The Company does not include service revenues in its determination of orders for this purpose. By contrast, the Company refers to ‘bookings’ as the accumulation of such purchase arrangements over a given period. Bookings can be inconsistent and may fluctuate significantly throughout the year.

As of December 31, 2017, the Company’s backlog totaled approximately $316.0 million, the majority of which was in its FPD business. The mix of components comprising the Company’s backlog as of December 31, 2017 will not necessarily correspond to that of the Company’s sales in the period following. Additionally, given the short lead times in the PCB and SD industries, backlog attributable to these parts of the Company’s business are generally lower, in relative terms, than their respective contribution to revenues. See Item 3 - Key Information - Risk Factor (i).

(k) Additional Considerations Relating to the Company’s Operations in Israel and in Wales

The Company is incorporated under the laws of the State of Israel and its headquarters, as well as substantial research and development and production facilities, are located in Israel.

The Company benefits from certain government programs and tax legislation, particularly as a result of the ‘Approved Enterprise’, ‘Benefited Enterprise’ or ‘Preferred Enterprise’ status of a significant portion of the Company’s existing production facilities in Israel under the Law for the Encouragement of Capital Investments, 1959 (an “Approved Enterprise”, a “Benefited Enterprise”, a “Preferred Enterprise” and the “Investment Law”, respectively). Pursuant to these programs and legislation, a significant portion of the Company’s income is currently taxed at reduced rates. To be eligible for these benefits, the Company needs to meet certain conditions. Should the Company fail to meet such conditions, part or all of the respective benefits may not be applicable and/or certain benefits could be cancelled and the Company might be required to refund tax benefits previously received, if any, together with interest and linkage differences to the Israeli CPI, or other monetary penalty. The Company also benefits from a Government of Israel program under which it receives grants from the IIA for the development of generic technologies without incurring any royalty obligations. See Item 5 - Operating and Financial Review and Prospects - Research and Development, Patents and Licenses, etc. - Research and Development Policy. There can be no assurance that these programs and tax legislation will be continued in the future or that the available benefits will not be reduced. For further information, see Item 5 - Operating and Financial Review and Prospects - Operating Results - Critical Accounting Policies and Estimates - Taxes on Income; and Note 11 to the Financial Statements.

The termination or curtailment of these programs or the loss or reduction of benefits under the Investment Law could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s SD business is operated through SPTS, which currently benefits, and has in the past benefited, from certain grant funding and match funding to companies located in Wales to assist projects to be undertaken and/or to safeguard employment, which is made available upon and subject to certain terms and conditions. These programs and funding may be terminated in the future or the available benefits may be reduced or impacted, either generally, as a result of the Brexit process or otherwise, or should, including, among other possible circumstances, SPTS become ineligible to receive such funding by failing to meet the grant funding conditions. In such event, the full costs of any such research and development projects would need to be undertaken and borne by SPTS, and SPTS may be required to repay grant awards that have previously been received.

For more information about the above considerations and the risks associated with the Company’s operations in Israel and in Wales, see Item 3 - Key Information - Risk Factors (q) and (r).

4.C Organizational Structure

The Company’s corporate headquarters, executive and registered offices, as well as its main research and development, engineering and manufacturing facilities, are located in Yavne, Israel. Orbotech, Inc., a U.S. subsidiary of Orbotech Ltd., maintains its offices in Billerica, Massachusetts. PDI and OLTS operate in San Jose, California. The Company’s European operations are coordinated from Orbotech S.A., a Belgian subsidiary of Orbotech Ltd., in Brussels, and from regional offices in Germany. New System operates from offices in Gorizia, Italy. Laser Imaging Systems GmbH operates from offices in Jena, Germany. SPTS, a U.K. subsidiary of Orbotech Ltd., operates from Newport, Wales, and from regional offices or subsidiaries in Germany, France, the United States, Taiwan, Singapore, China, Malaysia and Korea. Orbotech Pacific Ltd. and Orbotech Asia Ltd., Hong Kong subsidiaries of Orbotech Ltd., operate from offices in Hong Kong, and Orbotech Pacific Ltd. also operates from regional offices or subsidiaries in China, Japan, Korea, Singapore and Taiwan. The Company’s principal Israeli subsidiary is Orbograph (owned approximately 94% by Orbotech Ltd.), which is located in Yavne, Israel. Frontline operates from offices in Rehovot, Israel. For more information about the Company’s organizational structure, see Item 19 - Exhibits - Exhibit 8.1 - List of Subsidiaries.

4.D Property, Plant and Equipment

The Company maintains substantial administrative, manufacturing, research and development, corporate sales and marketing operations in and from leased premises located in Yavne, Israel, comprising a total area of approximately 305,910 square feet with an option to lease additional space. The current lease term will expire in December 2026, and the Company has an option to extend the lease by five years (upon certain terms and conditions) and a right of first refusal to purchase the facility.

Additionally, the Company, generally through its subsidiaries, leases approximately 490,633 square feet of floor space, which is used in connection with sales, marketing, customer support, research and development, engineering and production operations. These leases expire on various dates up to 2026. Also, three of the Company’s European subsidiaries, Orbotech S.A., New System and SPTS Technologies Limited, hold interests in real property in Brussels, Belgium, Gorizia, Italy and Newport, Wales, respectively.

The aggregate annual rent paid by the Company for all of the Company’s facilities in and outside Israel in the year ended December 31, 2017 was approximately $8.8 million, compared with $7.9 million in the year ended December 31, 2016 and $7.8 million in the year ended December 31, 2015. For further information, see Note 9a to the Financial Statements.

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

In connection with the loans under the U.K. Facilities Agreement, the U.K. Guarantors guaranteed the obligation of the U.K. Borrowers (as defined below). Those obligations are secured by security interests on certain assets of the U.K. Guarantors, who issued a debenture on June 23, 2016 (the “Debenture”) pursuant to which they created a floating charge on all of their respective assets, other than certain excluded assets, and a fixed charge on certain assets including, without limitation, the property in Newport, Wales, certain intellectual property, their goodwill and shareholdings in subsidiaries. For a description of the U.K. Facilities Agreement, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources and Item 10 - Additional Information - Material Contracts.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

This Item 5 should be read in conjunction with, and is qualified by, the information included in Item 3 - Key Information - Risk Factors.

5.A Operating Results

(a) General

Orbotech Ltd. is an Israeli corporation. The Company is a global innovator and supplier of enabling solutions used to manufacture the world’s most sophisticated consumer and industrial electronic products and is part of a select group of companies whose technology is literally driving the future of electronics. The Company’s core business lies in enabling electronic device manufacturers to inspect, test and measure printed circuit boards and flat panel displays to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in semiconductor device and semiconductor manufacturing and to perform laser drilling of electronic substrates (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’.

The Company consummated the SPTS Acquisition on the SPTS Closing Date, from which time the results of operations of SPTS were included in the Company’s consolidated results of operations. The Company has three reportable segments:

(i) Production Solutions for the Electronics Industry, which comprises the design, development, manufacture, marketing and service of innovative, industry-leading, cutting-edge solutions designed to enable the production of next generation electronic products and improve the cost effectiveness of existing and future electronics production processes. The Company’s products in this segment include: DI, AOI, AOS, VF, laser drilling tools, additive printing and other production systems used in the manufacture of PCBs; AOI, test, repair and process monitoring systems used in the manufacture of FPDs; and etch, PVD and CVD equipment for use in the manufacture of SDs, such as MEMS, Advanced Packaging, power and RF devices and HBLED devices. The Company also markets CAM and engineering solutions for PCB production, revenues from which are not included in the Production Solutions for the Electronics Industry reporting segment.

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

The Company derives revenues from two sources: (i) sales of the Company’s products; and (ii) services provided with respect to the Company’s products. In the years ended December 31, 2017, 2016 and 2015, revenues derived from sales of the Company’s products constituted approximately 75%, 73% and 71%, respectively, of the Company’s total revenues, with the remaining revenues being derived from service for product support. During the years ended December 31, 2017, 2016 and 2015, approximately 98.1%, 97.5% and 96.0%, respectively, of revenues from both product sales and service were derived from product lines related to the Company’s Production Solutions for the Electronics Industry segment, approximately 0.2%, 0.7% and 2.1%, respectively, were derived from product lines related to its Solar Energy segment and approximately 1.7%, 1.8% and 1.9%, respectively, of revenues from both product sales and service were derived from product lines related to its Recognition Software segment. The Company expects that revenues from its Production Solutions for the Electronics Industry segment will continue to account for a predominant portion of product revenues and service revenues in the near future. A significant portion of the Company’s revenues is derived from repeat product sales to existing customers, and the Company expects that repeat product sales will continue to account for a significant portion of such revenues in the future. The continued customer demand for these products and the development and market acceptance of new products and technologies are critical to the Company’s growth. As the Company’s installed base of products grows, service revenues are also generally expected to increase. See Note 14a to the Financial Statements for a description of each reportable segment and information as to segment revenues, operating income or loss, assets and related data.

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. Dollar. Virtually all of the Company’s sales are made outside Israel in non-Israeli currencies, mainly the U.S. Dollar, and most of its purchases of materials and components are made in non-Israeli currencies, primarily the U.S. Dollar. Thus, the functional currency of the Company and its subsidiaries is the U.S. Dollar.

(b) Matters Affecting the Comparability of Results

On the SPTS Closing Date, the Company completed its acquisition of SPTS for $375.1 million in cash and entered into a term loan credit facility in an aggregate principal amount of $300.0 million to finance the SPTS Acquisition pursuant to a senior secured credit agreement (the “JPMorgan Credit Agreement”) with JPMorgan Chase Bank, N.A. as administrative agent, and a syndicate of lenders. On June 23, 2016, in connection with the 2016 Offering and a refinancing of its debt, the Company borrowed $110.0 million under the Term Loan, repaid in full, and terminated and retired, the JPMorgan Credit Agreement and recorded a charge of $6.2 million associated with such termination and retirement. The Company issued and sold 3,850,000 Ordinary Shares in the 2016 Offering; accordingly, as of December 31, 2016, the Company had 47,808,453 Ordinary Shares outstanding. As of December 31, 2017, the Company had $73.6 million of principal outstanding indebtedness under the Term Loan and its anticipated fiscal year 2018 debt service payment obligations are $16.4 million of principal (consisting of scheduled amortization reduced due to a prepayment of $20.0 million in December 2016). For a discussion of the risks associated with period-to-period fluctuations and comparisons, see Item 3 -Key Information - Risk Factor (d). The U.K. Borrowers are required to make amortization payments in annual installments. For additional information regarding the U.K. Facilities Agreement and the Term Loan, see Liquidity and Capital Resources - Term Loan and Revolving Credit Facility. In addition, in 2015, the Company sold the Thermal Products Business resulting in a gain of $0.63 million. The net cash proceeds of the sale were used to repay indebtedness incurred in connection with the SPTS Acquisition.

In addition, in 2017, 2016 and 2015, currency volatility had a significant impact on the Company’s results of operations. For more information, see Item 5.A. Operating Results (g) and Item 3 - Key Information - Risk Factors.

Beginning January 2017, the Company has included the results of operations of PixCell Medical Technologies Ltd. (“PixCell”), an Israeli company developing diagnostic equipment for point-of-care hematology applications, in particular low cost, high speed complete blood count and hemoglobin level tests, in its consolidated results of operations. Accordingly, on and from the first quarter of 2017, the Company’s results have included the results of operations of PixCell. For more information on the Company’s investment in PixCell, see Item 5.B. - Liquidity and Capital Resources; (c) PixCell Investment.

In addition, in the year ended December 31, 2017, the GAAP results reflect a net tax benefit of approximately $16.0 million consisting of the impact of an increase in deferred tax assets mainly for a valuation allowance release, offset by an increase in the Company’s provisions for uncertain tax positions. A valuation allowance release of $18.8 million took place in 2017 and the most significant component thereof related to the Company’s federal NOLs in the United States. The Company believes it is more likely than not that it will be able to use these carryforward losses federal NOLs in the United States and therefore released the applicable valuation allowance. This amount increased the Company’s net income for the year by a corresponding amount. In addition, the Company expects its effective tax rate to continue to increase as a result of this release and the Israeli tax election made by it in mid-2017. For more information regarding the Company’s tax positions, see Note 11 to the Financial Statements.

In December 2016, the Company, acquired substantially all of the business and operations of AMST, a company engaged in the design, manufacture and sale of capital equipment for the deposition of anti-stiction and other ultra-thin films using molecular vapor deposition or atomic layer deposition, for an aggregate purchase price of approximately $6.4 million in cash and a contingent entitlement to an earn out payment on certain sales of AMST’s products up to $10.5 million over a period of 15 months, which was valued at $1.5 million and was expected to be paid in March 2018. During 2017, the contingent obligation of the Company to make the above earn out payment to AMST lapsed in full, since the eligible revenue generated in the relevant period was less than the amount required to trigger an earn out payment. As a result, the Company released the reserve associated therewith and recorded a gain of approximately $1.5 million in the year ended December 31, 2017.

(c) Critical Accounting Policies and Estimates

To improve understanding of the Financial Statements, it is important to obtain some degree of familiarity with the Company’s principal or significant accounting policies. These policies are described in Note 1 to the Financial Statements. The Company reviews its financial reporting, disclosure practices and accounting policies at least annually to ensure that the Financial Statements, which are prepared on the basis of these accounting policies, provide, in all material respects, complete, accurate and transparent information concerning the financial position and results of operations of the Company. As part of this process, the Company has reviewed the selection and application of its critical accounting policies and financial disclosures and it believes that the Financial Statements present fairly, in all material respects, the consolidated financial position of the Company as at those dates and the operating results for the years presented in the Financial Statements.

In preparing the Financial Statements in accordance with U.S. GAAP, the Company’s management must often make judgments, estimates and assumptions, which may affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures as at the date of the Financial Statements and during the reporting period. Some of those judgments can be subjective and complex, and consequently actual results may differ materially from those estimates and assumptions. In the current economic environment, the risks and uncertainties associated with those estimates and assumptions are exacerbated. For any given individual estimate or assumption made by the Company, there may be alternative estimates or assumptions that are also reasonable. However, the Company believes that, given the facts and circumstances before it at the time of making the relevant judgments, estimates or assumptions, it is unlikely that applying any such other reasonable approach would cause a material adverse effect on the Company’s consolidated results of operations, financial position or liquidity for the years presented in the Financial Statements.

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

(i) Revenue Recognition

The Company recognizes revenue from the sale of non-software products to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement has been received by the Company, the fee or sale price is fixed or determinable and collectability is reasonably assured. If the Company determines that any of these criteria have not been met, revenue recognition is deferred until all of these criteria have been met. The Company does not, in the normal course of business, provide a right of return to its customers.

An arrangement involving multiple deliverables is divided into separate units of accounting. In such situations, revenue is recognized upon delivery of the separate elements, based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (“VSOE”), if available, and otherwise is based on third party evidence (“TPE”) or on the estimated selling price (“ESP”) if neither VSOE nor TPE is available. Because of the nature of its products, the Company generally utilizes the ESP.

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

The Company’s revenue arrangements contain multiple elements, as it grants its customers installation services and, on some of its products, a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to 12 months. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the fair value of the services and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. The cost to the Company of warranting that the product will perform according to certain specifications and that the Company will repair or replace the product if it ceases to work properly is insignificant and is treated according to accounting principles for contingencies. After the warranty period, service revenue in respect of the Company’s systems is recognized ratably over the contractual period, or in a fee for service arrangement, as services are performed. Annual service fees are generally based on the list price of the Company’s products. It has been the Company’s experience that many of its customers elect to receive maintenance services from the Company on a continuing contractual basis after the conclusion of the warranty period.

In the case of delivery of newly developed products, revenue is deferred until acceptance is received.

The Company recognizes revenue from the sale of software to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee or sale price is fixed or determinable, and collectability is reasonably assured. When software is made available to customers electronically, it is deemed to have been delivered once the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectability is not considered probable, revenue is recognized when the fee or sale price is collected.

Maintenance revenues are comprised of revenue from support arrangements that include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis, over the life of the related agreement, which is typically one year.

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU 2014-09 became effective for the Company beginning in the first quarter of 2018.

Subsequently, the FASB issued the following standards related to ASU 2014-09: ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (“ASU 2016-08”); ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing (“ASU 2016-10”); and ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”). The Company adopted ASU 2016-08, ASU 2016-10 and ASU 2016-12 with ASU 2014-09 (collectively, the “New Revenue Standards”) commencing the first quarter of 2018.

The Company adopted the New Revenue Standards in the first quarter of 2018 retrospectively with the cumulative effect recognized as of the date of adoption.

The Company analyzed the impact of the New Revenue Standards on its contract portfolio by reviewing its current accounting policies and practices to identify potential differences that would result from applying the requirements of the New Revenue Standards to its revenue contracts. In addition, the Company identified and implemented appropriate changes to its business processes and related policies to support recognition and disclosure under the New Revenue Standards.

The cumulative effect of adopting the New Revenue Standards on the Company’s revenues and operating income is not material, as the analysis of the Company’s contracts under the New Revenue Standards supports the recognition of revenue at a point in time for the majority of its contracts, which is consistent with its current revenue recognition model. Revenue on the majority of the Company’s contracts will continue to be recognized upon delivery because this represents the point in time at which control is transferred to the customer. Revenues derived from performance obligations, such as warranty and service contracts, will continue to be recognized over the period of the service. In addition, the number of the Company’s performance obligations under the New Revenue Standards is not materially different from its contract elements under the existing standard. Finally, the accounting for the estimate of variable consideration is not materially different compared to the Company’s current practice.

The Company also does not expect the New Revenue Standards to have a material impact on its consolidated balance sheet.

(ii) Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is determined as follows: components, products in process and finished products - on the weighted average basis; and labor and overhead - on the basis of actual manufacturing costs, assuming normal manufacturing capacity. Net realizable value is determined based on estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The Company periodically assesses inventory for obsolescence and excess balances and reduces the carrying value by an amount equal to the difference between its cost and the net realizable value, when applicable. The net realizable value is primarily estimated based on future demand forecasts, as well as, historical sales trends, product life cycle status and product development plans. However, unexpected favorable future demand and market conditions could positively impact future operating results and gross profit if inventory that has been written down is sold for more than its carrying value. Determinations of future demand for the Company’s products are based on the estimates included in the Company’s multi-year plans. The Company’s historical experience has been that its estimates of future demand have been reasonably reliable. Monitoring and administration of inventory is an important area of management focus, given the need to balance, on the one hand, the requirement to maintain prudent inventory levels as part of the Company’s efforts to assure competitive product delivery lead times, with the risk of inventory obsolescence, on the other.

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

(iv) Long-lived and Intangible Assets

The Company’s long-lived assets are comprised of goodwill (see also (vii) below), acquired intangible assets and property, plant and equipment. The Company’s definite-life intangible assets are comprised primarily of intellectual property and customer relations, and are being amortized on a straight-line basis over periods of five to seven years and, in some cases, up to 12 years, depending on the estimated useful life of such intangible assets. The Company capitalizes in-process research and development projects acquired as part of a business combination. Upon successful completion of each project, in-process research and development assets are re-classified to developed technology and amortized over their estimated useful lives.

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

Deferred income tax expenses or provisions are based on the changes in deferred tax assets or liabilities from period to period. Valuation allowance is included in respect of deferred tax assets when it is considered more likely than not that such assets will not be realized. In making this determination, the Company considers factors and evidence that both support and indicate against recording a valuation allowance, and will refrain from recording a valuation allowance if the former outweigh the latter. In the event that the tax assets are not realized, income tax expense would increase or, conversely, if the valuation allowance is overestimated, the Company would benefit from a future tax credit.

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided for in the Financial Statements when the Company intends to reinvest earnings of foreign subsidiaries indefinitely.

Taxes that would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing deferred income taxes, as it is the Company’s intention to hold, and not to realize, these investments.

The Company may incur additional tax liability in the event of distribution of dividends from its tax-exempt income. The Company intends permanently to reinvest the amounts of tax-exempt income of its Approved Enterprises and Benefited Enterprises and does not intend to distribute dividends from such income. Therefore, no deferred taxes have been provided in respect of such tax-exempt income as the undistributed tax-exempt income is essentially permanent in duration.

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

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. While the Company believes the resulting tax balances are appropriately accounted, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to the Financial Statements, which could be material.

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

For more information about the Assessment, see Item 3 - Key Information - Risk Factor (v).

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

The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. The second step involves calculation of the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded.

In the years ended December 31, 2017 and 2015, the Company elected to perform qualitative assessments, and in the year ended December 31, 2016, the Company elected to perform a quantitative assessment for the annual goodwill impairment test. As a result of performing the annual impairment tests, on September 30, 2017, 2016 and 2015, the Company determined that there was no impairment with respect to goodwill.

(viii) Contingencies

From time to time, the Company is subject to claims arising in the conduct of its business, including claims relating to product liability, employees, suppliers and public authorities. In determining whether liabilities should be recorded for pending litigation claims, an assessment of the claims is made and the likelihood that the Company will be able to defend itself successfully against such claims is evaluated. When it is believed probable that the Company will not prevail in a particular matter, an estimate is made of the amount of liability based, in part, on advice of legal counsel. For a discussion of the Company’s contingencies, see Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings and Note 9 to the Financial Statements.

(d) Newly Issued Accounting Pronouncements

For information with respect to recent accounting pronouncements, see Note 1x to the Financial Statements; and (c) Critical Accounting Policies and Estimates - (i) Revenue Recognition.

(e) Geographical Analysis; Worldwide Economic Situation

The following table sets forth the Company’s product and service revenues by geographic area for the periods indicated:

	Year Ended December 31,
	2017		2016		2015
	in thousands	% of total	in thousands	% of total	in thousands	% of total
China	$347,512	39	$273,852	34	$223,120	30
Taiwan	166,040	18	180,740	22	170,297	23
Europe	100,200	11	75,300	9	108,074	14
North America	96,408	11	108,400	13	98,387	13
Korea	67,842	8	52,900	7	59,299	8
Japan	58,400	6	59,710	8	45,044	6
Other *	64,454	7	55,500	7	48,296	6

Total	$900,856	100	$806,402	100	$752,517	100

*	mainly in the Far East.

During the year ended December 31, 2017, revenues from product sales in China continued to increase, reflecting ongoing capital expenditures during the year by PCB, FPD and SD manufacturers. The increase in revenues from product sales in Europe was attributable to the Company’s SD solutions and the need of PCB manufacturers in Europe for DI solutions. In the year ended December 31, 2017, revenues in North America returned to normal levels, after experiencing a somewhat uncharacteristic increase in 2016.

During the year ended December 31, 2016, revenues from product sales in China increased, mainly due to ongoing capital expenditures during the year by PCB, FPD and SD manufacturers. The decrease in revenues in Europe reflects a trend on the part of European manufacturers towards shifting their facilities to Asia.

During the year ended December 31, 2015, revenues from product sales in Taiwan increased sharply, due mainly to increased demand for SD products for the RF and Advanced Packaging sectors, but also as a result of increased investments by FPD manufacturers. The increase in revenues generated in North America and, particularly, Europe is a reflection of the full year contribution of SPTS.

The Company’s ability to foresee future changes in the total volume of orders for its products and services remains limited, particularly, but not only, with respect to its PCB products. The inherent uncertainties associated with the global economic environment and the financial markets and economies of those countries in which the Company markets its products, together with the related possible changes in demand for its products, means that past operating results may not necessarily be indicative of the future. See Item 5.D - Trend Information.

(f) Effective Corporate Tax Rate

The Company’s income tax obligations consist of those of the Company in Israel and those of each of its subsidiaries in their respective taxing jurisdictions.

General Corporate Tax Structure

The corporate tax rate in Israel, effective as of January 1, 2018, is 23%, compared with 24% in the year ended December 31, 2017, 25% in the year ended December 31, 2016 and 26.5% in the year ended December 31, 2015. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains. However, the Company’s effective tax rate in the year ended December 31, 2017 was 0.82% (14.8% on a non-GAAP basis) due primarily to a net tax benefit of approximately $16.0 million consisting of the impact of an increase in deferred tax assets mainly for a valuation allowance release, offset by an increase in the Company’s provisions for uncertain tax positions. This had the effect of increasing the Company’s net income and of reducing the Company’s effective tax rate for the year ended December 31, 2017. See also Note 11 to Financial Statements.

The effective tax rate of the Company is primarily influenced by: (a) the split of taxable income between the various tax jurisdictions; (b) the availability of NOLs and the extent to which valuation allowance has been recorded against deferred tax assets; (c) the portion of the Company’s income in Israel which is entitled to tax benefits pursuant to the Investment Law; and (d) the portion of the Company’s income which is entitled to reduced tax rates under a United Kingdom tax incentive (known as the ‘Patent Box’ regime) which is designed to encourage companies to make profits from their patents by reducing the tax payable on those profits.

Law for the Encouragement of Capital Investments, 1959

The Investment Law generally provides certain incentives for capital investments in production facilities (or other eligible assets) by ‘Industrial Enterprises’ (as that term is defined in the Investment Law).

The Investment Law was amended significantly, effective April 1, 2005 (the “2005 Amendment”) and was further amended as of January 1, 2011 and in August 2013 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”).

Taxation benefits prior to the 2005 Amendment

An investment program that was implemented in accordance with the provisions of the Investment Law prior to the 2005 Amendment, referred to as an ‘Approved Enterprise’, is entitled to certain benefits.

In general, an Approved Enterprise is entitled to receive a grant from the Government of Israel and certain tax benefits under the ‘Grant Track’ or an alternative package of tax benefits under the ‘Alternative Track’. The Company elected the Alternative Track, pursuant to which income derived from an Approved Enterprise is tax exempt for two years (due to the geographical location of the Company’s facilities) from the first year of taxable income. Additionally, the Company may enjoy a reduced tax rate of 10% to 25% (depending on the percentage of foreign investors) for the remainder of the benefits period.

The benefits period under Approved Enterprise status is limited to the earlier of 12 years from the year in which production commenced or 14 years from the year of receipt of the approval as an Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise does not enjoy these tax benefits. In the event that such tax exempt income is distributed as a dividend or a deemed dividend, the Company will be required to pay the applicable corporate tax that would otherwise have been payable on such income. The Company’s entitlement to such benefits was conditioned upon its compliance with the terms and conditions prescribed in the Investment Law. During 2013, the benefits period applicable to the last of the Company’s Approved Enterprises expired.

Tax benefits under the 2005 Amendment

On April 1, 2005, substantive amendments to the Investment Law came into effect. Under these amendments, eligible investment programs of the type in which the Company participated prior to the amendment were eligible to qualify for substantially similar benefits as a ‘Benefited Enterprise’, subject to meeting certain criteria. This replaced the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel. As a result of these amendments, tax-exempt income generated from Benefited Enterprises under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to the applicable corporate tax that would otherwise have been payable on such income. Therefore, the Company may be required to record deferred tax liability with respect to such tax-exempt income, which may result in increased tax liabilities.

Dividends distributed from taxable income derived from Orbotech Ltd.’s Approved or Benefited Enterprises during the applicable benefits period would subject the recipient to tax at the rate of 15% (or lower, if so provided under an applicable tax treaty), which would generally be withheld at source by the distributing company.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a ‘Preferred Company’ through its ‘Preferred Enterprises’ (both as defined in the 2011 Amendment).

Under the 2011 Amendment, income derived by Preferred Companies from Preferred Enterprises would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefited Enterprises during their benefits period. According to the 2011 Amendment, the tax rate applicable to such income, referred to as ‘Preferred Income’, would be: 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel in both of the years ended December 31, 2011 and 2012; 7% and 12.5%, respectively, in the year ended December 31, 2013; 9% and 16%, respectively, in each of the years ended December 31, 2014, 2015 and 2016; and 7.5% and

16%, respectively, from the year 2017 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced income tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. Dividends distributed from Preferred Income would subject the recipient to tax at the rate of 20% (or lower, if so provided under an applicable tax treaty), which would generally be withheld at source by the distributing company, provided, however, that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefited Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment. While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefited Enterprises as previously described, no additional tax liability will be incurred by the Company in the event of distribution of dividends from Preferred Income.

The Company’s production facilities do not qualify as Special Preferred Enterprises and are not located in Development Zone A.

On May 29, 2017, the Company notified the ITA of its election to implement the 2011 Amendment with respect to its Approved and Benefited Enterprises, with effect on and from January 1, 2017.

Tax benefits under the 2017 Amendment

Under the 2017 Amendment, and provided the conditions stipulated therein are met, income derived by Preferred Companies from ‘Preferred Technological Enterprises’ or “PTE” (as defined in the 2017 Amendment), would be subject to reduced corporate tax rates of 7.5% in Development Zone A and 12% elsewhere, or 6% in case of a ‘Special Preferred Technological Enterprise’, or “SPTE”, regardless of the company’s geographical location within Israel (as defined in the 2017 Amendment).

In addition, a Company with a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain ‘Benefited Intangible Assets’ (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million and the sale receives prior approval from the IIA.

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017 (the “Regulations”) were published, which adopted Action 5 under the BEPS regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE regimes and determine certain requirements relating to documentation of intellectual property for the purpose of the PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investments Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations establish a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. Nevertheless, it should be noted that the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have.

The Company is in the process of evaluating the applicability of the PTE regime with respect to its business activities in Israel pursuant to the 2017 Amendment and the Regulations.

The combination of the factors described above produced effective tax rates of 16% (excluding the effect of the charges associated with the retirement of the JPMorgan Credit Agreement) and 14.9% (excluding the effect of the sale of the Thermal Products Business) for the years ended December 31, 2016 and 2015, respectively. With respect to the year ended December 31, 2017, the Company’s effective tax rate was 0.82%, due primarily to a net tax benefit of approximately $16.0 million consisting of the impact of an increase in deferred tax assets mainly for a valuation allowance release, offset by an increase in the Company’s provisions for uncertain tax positions. This had the effect of increasing the Company’s net income and of reducing the Company’s effective tax rate for 2017. See also Note 11 to the Financial Statements. The Company expects its effective tax rate to fluctuate in the coming years; however, in general, the combination of factors may lead to increased effective tax rates over time.

See Item 4 - Information on the Company - Business Overview - Additional Considerations Relating to the Company’s Operations in Israel and in Wales; Note 11 to the Financial Statements; and Operating Results - Critical Accounting Policies and Estimates - Taxes on Income.

Tax benefits for research and development costs

Israeli tax law (Section 20A of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”)) allows, under certain conditions, a tax deduction for certain research and development expenses for the year in which they are paid, subject to appropriate approval by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants provided to finance such scientific research and development projects. Expenses incurred in scientific research that are not approved by the relevant Israeli government ministry will be deductible over a three-year period commencing from the tax year in which they are paid.

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 1969, (the “Industry Encouragement Law”), provides various tax benefits for an ‘Industrial Company’. Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an ‘Industrial Enterprise’ that is owned by a company and is located in Israel. An ‘Industrial Enterprise’ is defined as an enterprise whose major activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits including: (i) amortization over an eight-year period of the cost of purchased know-how and patents and rights to use a patent and know-how which are used for the development or advancement of the company; (ii) the right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies (as that term is defined in the Industry Encouragement Law) controlled by it; (iii) accelerated depreciation rates on equipment and buildings; and (iv) expenses related to a public offering are deductible in equal amounts over a three-year period.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. The ITA may determine that the Company does not qualify as an Industrial Company, which could entail a loss of the benefits that relate to that status. The Company believes that Orbotech Ltd. and Orbograph currently qualify as Industrial Companies; however, there can be no assurance that they will continue to so qualify or that the benefits described above will be available to them in the future.

(g) Impact of Currency Fluctuations

Because the Company’s results are reported in Dollars, changes in the rate of exchange between the Dollar and local currencies in those countries in which the Company operates (primarily the NIS, the GBP, the Euro, the Japanese Yen, the RMB and the Taiwanese dollar) will affect the Company’s results of operations. During the year ended December 31, 2017, on a comparative annual average basis as against the year ended December 31, 2016, the main currencies relevant to the Company’s operations strengthened (weakened) against the Dollar, as follows: the NIS by 6.3%, the GBP by 4.8%, the Japanese Yen by (3.2)%, the RMB by (1.8)%, the Euro by 2.0% and the Taiwanese dollar by 5.6%. In general, because the Company incurs costs in each of these jurisdictions, a decrease in the value of the local currency against the Dollar tends to have a positive effect on the Company’s profitability, though this can be partially offset by the impact on revenues that the Company earns in such currencies.

For information with respect to currency hedging programs maintained by the Company, see Item 11 - Quantitative and Qualitative Disclosures About Market Risk.

(h) Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Year Ended December 31,
	2017	2016	2015
	%	%	%
Revenues	100.0	100.0	100.0
Cost of revenues	52.8	53.8	54.8

Gross profit	47.2	46.2	45.2

Operating expenses
Research and development costs:
Expenses incurred	14.7	13.9	14.4
Less - government participations	0.8	0.6	0.5

Net research and development costs	13.9	13.3	13.9

Selling, general and administrative expenses	15.9	15.4	15.6
Equity in earnings of Frontline	(0.5)	(0.4)	(0.8)
Amortization of intangible assets	2.8	3.4	4.0
Gain from the sale of the Thermal Products Business			(0.1)
Gain from release of AMST earn out payment obligation	(0.1)

Total operating expenses	32.0	31.7	32.6

Operating income	15.2	14.5	12.6

Financial expenses - net	0.6	2.6	3.1
Income before taxes on income	14.6	11.9	9.5

Taxes on income	0.1	2.0	1.8

Share in losses of equity method investee		0.1	0.1
Net income	14.5	9.8	7.6

Net loss attributable to the non-controlling interest	0.2	0.1
Net income attributable to Orbotech Ltd.	14.7	9.9	7.6

(i) Year Ended December 31, 2017 Compared To Year Ended December 31, 2016

The Company’s financial results for the year ended December 31, 2017 reflect, among other factors, ongoing growth in the Company’s PCB business, additional investments by FPD manufacturers, primarily in

China and Taiwan, and continued high demand for the Company’s SD solutions, mainly as a result of the adoption of advanced semiconductor packaging technologies used in the manufacture of consumer electronic devices and the growing content of RF in smartphones.

Revenues from the sale and service of the Company’s equipment and software in the year ended December 31, 2017 totaled $900.9 million, compared with $806.4 million in the year ended December 31, 2016, an increase of $94.5 million, or 11.7%. Service revenues in the year ended December 31, 2017 were $226.4 million, compared with $218.0 million in the year ended December 31, 2016, an increase of approximately $8.4 million, or 3.8%. These increases mainly reflect the increased demand for the Company’s PCB products and the continued investments during the year by FPD manufacturers, primarily in Asia.

Revenues from the sale and service of PCB-related equipment in the year ended December 31, 2017 were $336.1 million, compared with $286.9 million in the year ended December 31, 2016. This increase was achieved by providing advanced solutions that cater to changes in technology needs and supporting new manufacturing technologies within the PCB industry, such as mSAP and those utilized in the manufacture of Flex PCBs. The improvement in PCB revenues also reflects initial investments by automobile manufacturers in advanced PCBs.

Revenues from the sale and service of FPD-related equipment in the year ended December 31, 2017 were $271.2 million, compared with $225.9 million in the year ended December 31, 2016. This increase is primarily the result of accelerated investments in OLED-flex production and continued fabrication facility expansions by FPD manufacturers in China and Taiwan to meet the growing demand for LCD televisions, tablets and mobile devices.

Revenues from the sale and service of SD equipment in the year ended December 31, 2017 were $276.3 million, compared with $273.5 million in the year ended December 31, 2016. Although revenues were similar to those in 2016, they nevertheless reflect strong demand for RF, Power and MEMS devices.

Revenues from the sale and service of the Company’s Solar Energy segment in the year ended December 31, 2017 were $1.6 million, compared with $5.8 million in the year ended December 31, 2016.

Revenues from the sale and service of the Company’s Recognition Software segment in the year ended December 31, 2017 were $15.7 million, compared with $14.3 million recorded in the year ended December 31, 2016.

The increase in the cost of products sold in the year ended December 31, 2017 of $32.6 million, or 10.7%, resulted from the increase in revenues from products sold of $86.1 million. This primarily reflected the higher expenditures on materials and components, labor costs, overhead and other expenses as a result of the increased volume of products sold.

The increase in the cost of services rendered in the year ended December 31, 2017 of $8.9 million, or 6.9%, primarily reflects the increases revenues from services provided for the Company’s large and growing installed base of systems. The increase can also be attributed to the growth in the number of employees providing services and the associated higher overhead costs.

Gross profit for the year ended December 31, 2017 was $425.3 million, or 47.2% of total revenues, compared with $372.4 million, or 46.2% of total revenues, in the year ended December 31, 2016. Gross profit for the year ended December 31, 2017 from sales of equipment was $337.4 million, or 50.0% of product sales, compared with $283.9 million, or 48.3% of product sales, during the year ended December 31, 2016. Gross profit increased primarily due to higher net sales and a more favorable product mix. Gross profit for the year ended December 31, 2017 from services rendered was $87.9 million, or 38.8%, of service revenues, compared with $88.5 million, or 40.6%, of service revenues, during the year ended December 31, 2016.

Net research and development costs increased to $125.4 million in the year ended December 31, 2017, from $107.1 million in the year ended December 31, 2016, reflecting the impact of investments in product development initiatives as part of the Company’s growth strategy. During the year ended December 31, 2017, the Company received $7.1 million, compared with $5.3 million received during 2016, in royalty-free participations in its research and development costs from the Israeli and Welsh Governments and from European sponsored sources.

Selling, general and administrative expenses in the year ended December 31, 2017 were $143.4 million, compared with $124.4 million in the year ended December 31, 2016. This increase was principally attributable to the growth in the number of employees and the associated higher sales commissions and overhead expenses payable.

Equity in earnings of Frontline in the year ended December 31, 2017 were $4.5 million, compared with $3.4 million in the year ended December 31, 2016.

The amortization of intangible assets, primarily attributable to the SPTS Acquisition, decreased during the year ended December 31, 2017 to $25.0 million from $27.5 million in the year ended December 31, 2016. For further information concerning amortization expenses, see Item 5 - Operating Results - Critical Accounting Policies and Estimates - Long-lived and Intangible Assets.

Net financial expenses totaled $5.5 million in the year ended December 31, 2017, compared with $21.0 million in the year ended December 31, 2016. This decrease mainly reflects the benefits of the highly favorable refinancing undertaken in connection with the 2016 Offering.

Taxes on income for the year ended December 31, 2017 were approximately $1.1 million, compared with $16.3 million in the year ended December 31, 2016. The Company’s effective tax rate for the year ended December 31, 2017 was 0.82%, due primarily to a net tax benefit of approximately $16.0 million consisting of the impact of an increase in deferred tax assets mainly for a valuation allowance release, offset by an increase in the Company’s provisions for uncertain tax positions. This had the effect of increasing the Company’s net income and of reducing the Company’s effective tax rate for 2017, compared with 17% (16% excluding the effect of the charges associated with the retirement of the JPMorgan Credit Agreement) in 2016. See also Note 11 to the Financial Statements. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises, Benefited Enterprises or Preferred Enterprises, the split of taxable income between jurisdictions and reduced tax rates and other incentives in non-Israeli jurisdictions. A valuation allowance release of $18.8 million took place in 2017 and the most significant component thereof related to the Company’s federal NOLs in the United States. The Company believes it is more likely than not that it will be able to use these federal NOLs in the United States and therefore released the applicable valuation allowance. See Operating Results - Effective Corporate Tax Rate.

The net loss attributable to the non-controlling interests was $1.5 million in the year ended December 31, 2017, compared with $0.4 million in the year ended December 31, 2016. In the year ended December 31, 2017, these non-controlling interests are comprised of the minority interest in the losses of OLTS and PixCell (following the consolidation of PixCell’s results beginning January 2017) as well as the approximately 6% minority interest in Orbograph gains. In the year ended December 31, 2016, these non-controlling interests were comprised of the minority interest in the losses of OLTS and the approximately 6% minority interest in the gains of Orbograph.

Net income attributable to Orbotech Ltd. for the year ended December 31, 2017 was $132.4 million, or $2.71 per share (diluted), compared with $79.4 million, or $1.71 per share (diluted), for the year ended December 31, 2016.

(j) Year Ended December 31, 2016 Compared To Year Ended December 31, 2015

The Company’s financial results for the year ended December 31, 2016 reflected, among other factors, a recovery in the Company’s PCB business following the slowdown which had been experienced in 2015. In addition, they also reflected ongoing and additional investments by FPD manufacturers, primarily in China and Taiwan, as well as continued demand for the Company’s SD solutions, mainly as a result of the adoption of advanced semiconductor packaging technologies in the manufacture of consumer electronic devices and the growing content of RF in smartphones.

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

Revenues from the sale and service of PCB-related equipment in the year ended December 31, 2016 were $286.9 million, compared with $255.5 million in the year ended December 31, 2015. This increase, recorded despite an overall decline during 2016 in the PCB industry, was achieved by providing advanced solutions that catered to changes in technology needs and supported new manufacturing technologies within the PCB industry, particularly in the manufacture of advanced HDI and Flex for smart devices.

Revenues from the sale and service of FPD-related equipment in the year ended December 31, 2016 were $225.9 million, compared with $204.9 million in the year ended December 31, 2015. This increase was primarily the result of accelerated investments in OLED-flex production and continued fabrication facility expansions by FPD manufacturers in China and Taiwan to meet the growing demand for LCD televisions, tablets and mobile devices.

Revenues from the sale and service of SD equipment in the year ended December 31, 2016 were $273.5 million, compared with $262.2 million in the year ended December 31, 2015. This growth was primarily due to the adoption of FOWLP technology in the manufacture of consumer electronic devices and the growing content of RF in smartphones.

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

The increase in the cost of services rendered in the year ended December 31, 2016 of $2.3 million, or 1.8%, was primarily the result of the increase in the number of employees providing services.

Gross profit for the year ended December 31, 2016 was $372.4 million, or 46.2% of total revenues, compared with $339.8 million, or 45.2% of total revenues, in the year ended December 31, 2015. Gross profit for the year ended December 31, 2016 from sales of equipment was $283.9 million, or 48.3% of product sales, compared with $251.8 million, or 46.9% of product sales, during the year ended December 31, 2015. The higher gross margin was the result of the change in the mix of products sold over this period as well as the effect of the Brexit process on the exchange rate of the GBP relative to the Dollar. Gross profit for the year ended December 31, 2016 from services rendered was $88.5 million, or 40.6%, of service revenues, compared with $87.9 million, or 40.1%, of service revenues, during the year ended December 31, 2015.

Net research and development costs increased to $107.1 million in the year ended December 31, 2016 from $103.9 million in the year ended December 31, 2015, reflecting the impact of ongoing investments in product development initiatives as part of the Company’s growth strategy. During the year ended December 31, 2016, the Company received $5.3 million, compared with $4.7 million received during 2015, in royalty-free participations in its research and development expenditures, primarily from the Israeli Government and European sponsored sources.

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

Equity in earnings of Frontline in the year ended December 31, 2016 were $3.4 million, compared with $5.8 million in the year ended December 31, 2015.

The amortization of intangible assets, primarily attributable to the SPTS Acquisition, decreased during the year ended December 31, 2016 to $27.5 million from $30.2 million in the year ended December 31, 2015.

Net financial expenses totaled $21.0 million in the year ended December 31, 2016, compared with $23.6 million in the year ended December 31, 2015. This decrease mainly reflected the effects of the series of financing transactions executed in June 2016, which resulted in a significant reduction in interest expense. In addition, most of the currencies in those countries in which the Company operates continued to weaken during 2016 against the Dollar, resulting in ongoing devaluation of certain of the Company’s assets.

Taxes on income for the year ended December 31, 2016 were $16.3 million, compared with $13.8 million in the year ended December 31, 2015. The Company’s effective tax rate for the year ended December 31, 2016 was 17% (16% excluding the effect of the charges associated with the retirement of the JPMorgan Credit Agreement), compared with 19.4% (14.9% excluding the effect of the sale of the Thermal Products Business) in 2015. Generally, the Company’s effective tax rate varies largely as a function of income (loss), benefits received from the State of Israel, particularly those relating to Approved Enterprises, Benefited Enterprises or Preferred Enterprises, the split of taxable income between jurisdictions and reduced tax rates and other incentives in non-Israeli jurisdictions. See Operating Results - Effective Corporate Tax Rate.

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

5.B Liquidity and Capital Resources

(a) General

The Company’s equity as a percentage of its total assets was 69.9% at December 31, 2017, compared with 68.3% at December 31, 2016 and 54.5% at December 31, 2015.

Cash and cash equivalents (including restricted cash), short-term bank deposits and marketable securities were $327.8 million at December 31, 2017, compared with $236.6 million and $191.3 million at December 31, 2016 and 2015, respectively. The Company had $73.6 million, $90.0 million and $239.6 million of principal debt outstanding at December 31, 2017, 2016 and 2015, respectively.

Cash generated from operating activities in the year ended December 31, 2017 was approximately $130.0 million, compared with approximately $108.5 million and $89.3 million generated in the years ended December 31, 2016 and 2015, respectively. Inventories at December 31, 2017 were $182.2 million, compared with $132.4 million and $133.3 million at December 31, 2016 and 2015, respectively. Net trade accounts receivable were $362.8 million at December 31, 2017, compared with $326.3 million and $284.2 million at December 31, 2016 and 2015, respectively. The period trade receivables were outstanding at December 31, 2017 (calculated by dividing: (A) the product of: (i) trade receivables at period end; and (ii) 365; by (B) the aggregate of the previous four quarter revenues) was 147 days at December 31, 2017, compared with 148 days at December 31, 2016 and 138 days at December 31, 2015. The Company did not record any significant bad debts during the years ended December 31, 2017, 2016 or 2015, and its allowance for doubtful accounts was $3.1 million or 0.8% of outstanding receivables at December 31, 2017, compared with $3.7 million or 1.1% of outstanding receivables at December 31, 2016 and $2.9 million or 1.0% of outstanding receivables at December 31, 2015. Aggregate accounts payable and accruals were $219.7 million at December 31, 2017, compared with $186.8 million and $160.0 million at December 31, 2016 and 2015, respectively, primarily due to the increase in the volume of activities. Deferred income increased by $8.9 million to $37.4 million at December 31, 2017, reflecting higher sales revenues during 2017.

During the year ended December 31, 2017, the Company used $24.4 million, compared with $23.6 million during the year ended December 31, 2016 and $19.3 million during the year ended December 31, 2015, for capital expenditures; and received approximately $3.8 million, compared with $7.4 million during the year ended December 31, 2016 and $9.9 million during the year ended December 31, 2015, from the exercise of options.

The Company routinely receives letters of credit or promissory notes in connection with the sale of products in the Far East and Japan. From time to time, it sells some of these letters of credit and promissory notes to third parties at a discount in return for cash. During the year ended December 31, 2017, the Company sold approximately $89.4 million of these instruments, compared with approximately $37.8 million and $35.4 million sold during the years ended December 31, 2016 and 2015, respectively. The majority of the Company’s accounts receivable are derived from sales to large multinational manufacturers located mainly in Asia. Due to the high volume of revenues, the Company utilizes letters of credit to mitigate these credit risks.

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

The Company is not aware of any material commitments for production-related capital expenditures in the future and believes that its cash and cash equivalents available as of December 31, 2017, and funds generated from operations will be sufficient to meet its working capital and debt service requirements for the next 12 months.

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

(b) OLTS Investment

Approximately 16% of OLTS’s equity interest as of December 31, 2017 was held by the two developers of certain of OLTS’s technology. Each of these two developers holds a put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These put options shall become exercisable upon the achievement of a certain financial milestone by OLTS (which was not met in 2017). The purchase price to be paid by the Company and/or OLTS upon the exercise of these put options shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. These put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

The Company ownership percentage in OLTS was approximately 80.4% on a fully diluted basis as of December 31, 2017.

(c) PixCell Investment

From 2011 through 2016, the Company through its venture capital fund, Orbotech Technology Ventures L.P., invested a total of $6.0 million in PixCell and paid other shareholders of PixCell a total of $0.5 million, in consideration for approximately 50% (approximately 45% on a fully diluted basis) of the outstanding share capital of PixCell.

In January 2017, the Company extended a convertible loan to PixCell in a total amount of $1.5 million. On and from the time of extension of the convertible loan, the Company became entitled to appoint the majority of PixCell’s directors. Until December 31, 2018, this loan is convertible, at the discretion of the Company, into PixCell shares and, if not converted by such time, shall be repaid on that date. In addition, pursuant to the terms of the amendment to the agreement between the parties in December 2017, during the fourth quarter of 2017 and the first quarter of 2018, the Company invested a total additional amount of $1.5 million, following which the Company holds (assuming the conversion of certain loans extended by other PixCell shareholders who participated in the convertible loan financing and assuming the conversion of the loan by the Company as set forth above) approximately 55.67% (approximately 50.74% on a fully diluted basis), of the outstanding share capital of PixCell.

As a result of the above, the Company has included the results of operations of PixCell in the Company’s consolidated results of operations beginning January 2017. Furthermore, in connection with the extension of the above convertible loan, the Company, PixCell and the remaining shareholders of PixCell amended the terms of the initial 2011 investment agreement between them, with the effect that the right of the Company to invest additional amounts in PixCell’s share capital (beyond the amounts described above) and the undertaking of the Company to acquire the remaining share capital of PixCell (subject to certain terms and conditions), were both cancelled.

(d) Term Loan and Revolving Credit Facility

On June 13, 2016, the Company’s indirect, wholly-owned subsidiaries, SPTS Technologies Sapphire Limited and SPTS Technologies Limited (collectively, the “U.K. Borrowers”) entered into the U.K. Facilities Agreement with the Lenders, with Lloyds Bank PLC acting as agent and security agent. SPTS Technologies Investments Limited, the parent company of the U.K. Borrowers and a wholly owned indirect subsidiary of the

Company, guaranteed the U.K. Facilities Agreement together with the U.K. Borrowers, SPTS Technologies UK Limited and SPTS Technologies Overseas Holdings Limited (collectively, the “U.K. Guarantors”). The U.K. Borrowers and the U.K. Guarantors and their respective subsidiaries are referred to as the “SD U.K. Group”. On June 23, 2016, the U.K. Borrowers borrowed the Term Loan.

The U.K. Facilities Agreement includes the RCF, which may be used, subject at each borrowing to the satisfaction of conditions precedent customary for English law facilities agreements of this type, including the making of certain true and correct representations and that there be no resulting default or material adverse effect on the SD U.K. Group, for general corporate purposes of the U.K. Borrowers, including working capital and acquisitions. As of January 31, 2018, a total of $3.75 million had been drawn down under the RCF for general working capital purposes as part of the SD U.K. Group’s hedging strategy. The obligations of the U.K. Borrowers and the U.K. Guarantors are secured by a fixed and floating charge on substantially all the U.K. assets of the U.K. Guarantors. As of December 31, 2017, the outstanding principal amount of the Term Loan was $73.6 million.

(i) Interest and Maturity

For each interest period under the U.K. Facilities Agreement, both the Term Loan and amounts drawn under the RCF bear interest at a percentage rate per annum which is the aggregate of the margin plus the prevailing London Interbank Offered Rate (“LIBOR”) in respect of the relevant interest period (or in relation to loans in Euros, EURIBOR). The margin varies quarterly based on the Leverage (as defined in the U.K. Facilities Agreement as a measure of the ratio of SD U.K. Group Total Net Debt to SD U.K. Group EBITDA, each as defined in the U.K. Facilities Agreement) of the SD U.K. Group as follows:

Leverage of the SD U.K. Group	Term Loan margin% per annum	RCF % per annum
Greater than 2.0	1.90	1.90
Less than or equal to 2.0 : 1 but greater than 1.5 : 1	1.60	1.60
Less than or equal to 1.5 : 1 but greater than 1.25 : 1	1.45	1.45
Less than or equal to 1.25 : 1 but greater than 1.0 : 1	1.30	1.30
Less than or equal to 1.0 : 1	1.15	1.15

For the initial interest period ended September 23, 2016, the margin was 1.45%. Interest on each loan is payable on the last day of the relevant interest period (or if such interest period is longer than six months, payable at six-month intervals). The commitment fee on any unused amount of the RCF will be in an amount equal to 35% of the applicable margin per annum. As of December 31, 2017 and 2016, the margin and the actual interest rates were 1.15% and 2.84%, and 1.15% and 2.15%, respectively.

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

In December 2016, the U.K. Borrowers prepaid $20.0 million and, as a result, the annual installments on the Term Loan were reduced to $16.4 million with a final payment on termination of $40.9 million (unless extended).

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

Certain Non-GAAP Information

Non-GAAP net income for the year ended December 31, 2017 was $142.4 million, or $2.91 per share (diluted), compared with $116.9 million, or $2.52 per share (diluted) for the year ended December 31, 2016. The below table (the “Reconciliation”) reconciles GAAP to non-GAAP results for the years ended December 31, 2017, 2016 and 2015.

In this Annual Report, the Company presents certain non-GAAP measures, including non-GAAP net income, non-GAAP operating income and non-GAAP earnings per share, which are described in the Reconciliation. Each measure presented below excludes charges or income, as applicable, related to one or more of the following: (i) equity-based compensation expenses; (ii) certain items associated with acquisitions, including release of earn outs, amortization of intangible assets and acquisition costs; (iii) tax impact including tax effect of non-GAAP adjustments and tax benefit; (iv) share in losses of equity method investee and amounts associated with non-controlling interests; (v) release of valuation allowance and/or (vi) charges associated with the financing activities related to the retirement of the JPMorgan Credit Agreement, in each case, as described in more detail in the Reconciliation. In addition, the Company presents EBITDA and Adjusted EBITDA, each as defined in the Reconciliation.

Management regularly uses these non-GAAP measures to evaluate the Company’s operating and financial performance in light of business objectives and for planning purposes. In addition, these non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. None of these non-GAAP measures is prepared in accordance with GAAP and they may differ from non-GAAP measures reported by other companies. The Company believes that these measures enhance investors’ ability to review and understand trends in the Company’s business from the same perspective as management. The Company believes its presentation of some of these non-GAAP measures facilitates comparisons between periods because they provide consistency in its financial reporting among periods and exclude certain financial expenses. However, the non-GAAP measures presented are subject to limitations as analytical tools, and are not meant to be considered in isolation or as a substitute for the comparable GAAP measures to which they are reconciled. They should be read only in conjunction with the Financial Statements, which are prepared in accordance with GAAP, except as otherwise described therein. Some of the limitations of the Company’s non-GAAP measures are:

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

Reconciliation of GAAP to Non-GAAP Results

	Year ended December 31,
	2017	2016	2015
	in thousands (except per share data)
Reported operating income on GAAP basis	$137,510	$116,945	$94,704

Equity-based compensation expenses	9,876	6,356	3,816
Amortization of intangible assets	25,006	27,456	30,224
Gain from the sale of the Thermal Products Business			(628)
Gain from the release of AMST earn out payment obligation	(1,471)

Non-GAAP operating income	$170,921	$150,757	$128,116

Reported net income attributable to Orbotech Ltd. on GAAP basis (*)	$132,385	$79,438	$56,771
Equity-based compensation expenses	9,876	6,356	3,816
Amortization of intangible assets	25,006	27,456	30,224
Gain from the sale of the Thermal Products Business			(628)
Tax effect of non GAAP adjustments	(4,656)	(3,205)	(46)
Tax benefit	(18,778)
Charges associated with the retirement of the JPMorgan Credit Agreement		6,228
Gain from the release of AMST earn out payment obligation	(1,471)
Share in losses of equity method investee		600	615

Non-GAAP net income	$142,362	$116,873	$90,752

Net earnings per share - diluted	$2.71	$1.71	$1.31

Non-GAAP net earnings per share - diluted	$2.91	$2.52	$2.09

Shares used in non-GAAP net earnings per share calculation	48,850	46,461	43,322

(*)	Reflects the result of a net tax benefit of approximately $16.0 million consisting of the impact of an increase in deferred tax assets mainly for a valuation allowance release, offset by an increase in the Company’s provisions for uncertain tax positions.

Reconciliation of net income to EBITDA and Adjusted EBITDA

	Year ended December 31,
	2017	2016	2015
	in thousands
Net income attributable to Orbotech Ltd. on GAAP basis	$132,385	$79,438	$56,771
Financial expenses - net	5,535	21,042	23,585
Taxes on income	1,088	16,308	13,788
Depreciation	19,059	17,300	15,058
Amortization of intangible assets	25,484	27,456	30,224

EBITDA	$183,551	$161,544	$139,426

Equity-based compensation expenses	9,876	6,356	3,816
Non-controlling interest and equity loss	(1,498)	157	560
Gain from the sale of the Thermal Products Business			(628)
Gain from release of AMST earn out payment obligation	(1,471)

ADJUSTED EBITDA	$190,458	$168,057	$143,174

5.C Research and Development, Patents and Licenses, etc.

(a) Research and Development Policy

The Company places considerable emphasis on research and development projects designed to upgrade its existing product lines and to develop new technologies and additional industrial and service applications of its existing technologies. Research and development expenses are incurred prior to the time that revenue is generated from new products. It may take many years to realize the benefit of research and development expenses, if any is realized at all. As of December 31, 2017, 707 employees were engaged primarily in research and development for the Company.

The following table shows the total research and development expenditures of the Company and participations in such expenditures (mainly by the Government of Israel) for the periods indicated:

	Year ended December 31,
	2017	2016	2015
	in thousands
Internally-funded research and development expenditures	$132,541	$112,425	$108,516
Governmental participations	7,107	5,330	4,662

Net outlay for research and development	$125,434	$107,095	$103,854

The governmental participations in the year ended December 31, 2017 represent funding of $4.3 million by the IIA through a royalty-free program for the development of generic technologies, $2.3 million by the Welsh government and of $0.5 million by European sponsored sources.

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

(b) Intellectual Property

To safeguard its proprietary product design and technology, the Company relies, in part, on patent, trade secret, trademark and copyright law, as well as technical safeguards. Proprietary software is generally protected under copyright law. Additionally, the Company relies upon trade secrets and regularly enters into non-disclosure agreements with its employees, subcontractors and potential business associates. According to the Company’s records as of January 31, 2018, at that date the Company held approximately 211 United States patents and 540 non-United States patents, and had pending 65 United States patent applications and 372 non-United States patent applications.

Notwithstanding the above, there can be no assurance that any patent owned or licensed by the Company will not be invalidated, designed around, challenged, infringed or licensed to others, that any of the Company’s pending or future patent applications will be issued with the scope of the claims sought by the Company, if at all, or that non-disclosure agreements will not be breached. In addition, patent coverage may not be extended to all countries, and effective copyright and trade secret protection may be unavailable or limited in certain countries. There can also be no assurance that the steps taken by the Company will prevent misappropriation of its technology. It is also possible that technology developed by the Company may be infringing on patents or other rights held by others. The Company has received in the past, and may in the future receive, communications asserting that the technology used in some of its products requires third-party licenses. Any infringement claims, whether or not meritorious, could result in costly litigation or arbitration and divert the attention of technical and management personnel. Any adverse outcome in any litigation alleging infringement could result in the loss of proprietary rights, require the Company to develop non-infringing technology, pay damages or enter into royalty or licensing agreements (which it may not be successful in achieving) or provide a refund or replace the products containing the infringing technology or prevent the Company from manufacturing or selling its products.

The Company has in the past received and may receive in the future notifications from customers with respect to possible indemnification or other action by the Company in connection with intellectual property claims resulting from use of the Company’s products. The Company typically undertakes, subject to various contractual conditions and other limitations, to defend intellectual property claims against customers arising from the purchase and use of its products. The Company’s obligations under these agreements generally provide that the Company may, at its option, either obtain the right to continue using the products or modify them and, in some cases, take back the products with a refund to the customer. To date, no demands have been made by customers seeking indemnification against the Company with respect to intellectual property claims, which have had any material effect on the Company’s business and results of operations. See Item 3 - Key Information -Risk Factors and Item 8 - Financial Information - Consolidated Statements and Other Financial Information - Legal Proceedings.

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

5.D Trend Information

The Company’s business, comprised of its PCB, FPD and SD businesses, provides it with a robust and diversified position in the electronics industry. Industry conditions affecting the Company’s business in 2018 are expected to remain strong, and consistent with, 2017. The ongoing, increasing complexity of electronic devices, together with favorable industry dynamics as discussed below, is expected to continue to drive demand for the Company’s yield-enhancing and process-enabling solutions for the manufacture of electronics products. Favorable industry dynamics include the continued innovation in smart mobile devices, the continued usage of electronics in automobiles, increased 4G adoption worldwide and the initiation of 5G infrastructure, demand for AR/VR and wearable solutions, increased interconnectedness of devices as reflected in the IoT infrastructure, the growth of high definition, large screen televisions, OLED and flexible display technologies along with the overall increased complexity and small size of devices with less energy consumption. The Company’s product diversification, against the background of these industry dynamics, lends confidence to Orbotech’s belief that it is well positioned to achieve growth in each of its three primary divisions in 2018. Nevertheless, conditions in the electronics industry are tied to the overall economic climate and uncertainty currently exists in connection with the stability of growth in China the impact of Brexit and political uncertainty in the United States. In addition, the Company is exposed to cyclicality in a number of industries, including the automotive industry. Downturns in these industries could also have a negative impact on the Company’s results.

The key factors in the growth potential of the PCB industry in 2018 include further adaptation of complex boards (such as mSAP and flexible PCBs) in smart mobile devices, automotive and other applications (as was already evident in 2017), as well as the proliferation of electronics within automobiles and new flex PCB production technologies. In 2017, Orbotech maintained its leadership position in established production technologies through its existing products, and introduced new solutions to support more complex and demanding PCB production needs. In addition to the foregoing, Orbotech also expects investment in the infrastructure for 5G mobile telecommunications, particularly in China, emerging AR/VR and wearable devices and flexible devices to drive growth in PCB. The Company has focused on high-end segment PCBs, which should position it well to capitalize on opportunities in the PCB industry by continuing to enable it to provide critical production solutions designed to meet increasing production challenges. The Company’s PCB business remains driven by demand for its yield-enhancing and process-enabling solutions, including its technologically advanced direct imaging, AOI and AOS products and additive printing solutions, some of which are critical in the mass production of HDI including mSAP and the proliferation of flex PCBs and packaging solutions for IC substrates. Sales are expected to be more technology, as opposed to expansion, driven. Based on these and the other factors described above, the Company anticipates an improvement in its PCB business in 2018, as compared with 2017.

The Company expects growth in its FPD business in 2018, as compared with 2017, and anticipates that this will be driven by improved demand for large size televisions (greater than 55 inches) and OLED in the coming years. China’s stated objective of meeting all local demand for LCDs in China is continuing to drive capital investment in that country. In addition, the Company expects that growth in 2018 will be driven by momentum in 4K and 8K televisions and high resolution and OLED display in smart mobile devices. The need for additional production lines to meet capacity requirements for those products, combined with the introduction of new display technologies, will lead to increased opportunities for the Company’s equipment to perform an even greater role in FPD manufacturing. In addition, manufacturers continue to invest, and to announce planned future investments, in active matrix OLED flexible display technologies. Furthermore, the increased complexity of flexible OLED manufacturing is expected to generate a greater need for yield enhancing solutions for FPD production of the type provided by the Company. To meet the demand driven by these trends, the Company offers a number of solutions focused on ultra-high resolution and high throughput. These advanced inline and offline inspection and testing solutions are designed to enable Generation 10.5 fabrication facilities and advanced Generation 8.6 fabrication facilities to achieve efficiencies that will further improve panel quality. The Company has also engaged with industry partners on multiple process innovation projects to address production challenges in flexible display manufacturing. Based on these developments, as well as existing orders and strong positive industry momentum entering 2018, the Company anticipates further growth in its FPD business in 2018, as compared with 2017.

The segments of the semiconductor industry relevant to the Company are poised for growth in 2018, as increasing consumer demand for high product functionality in various industries is expected to drive demand for RF, Power, and MEMS devices, as well as the adoption of new integration schemes in Advanced Packaging. Advanced Packaging is a growing segment that creates more opportunities for the Company’s products and solutions. The demand for thinner devices and the growth of the IoT has created greater and more immediate need for cost-effective, high density products. In the last two years, the Company established a leadership position in PVD systems for FOWLP, which it expects to maintain in 2018. In addition, the Company offers solutions for plasma dicing, specifically the Mosaic Rapier-300S, and is well-positioned to take advantage of this emerging technology. In 2017, RF experienced growth as a result of increased demand for filters being driven by 3G, 4G and 5G (so-called) mobile telecommunications products. The Company occupies a strong position in MEMS, which is expected to continue to provide revenues in 2018 as new capacity is installed for the coming generation of smart mobile devices, automotive and biomedical sectors. Devices such as microphones and sensors (including fingerprint and 3D sensors), and LIDAR, RADAR and acoustic sensors on automotive platforms being pushed by auto-collision avoidance systems as well as automated driver assistance initiatives, piezoelectric MEMS devices and IoT are generating increased need for SD etch and deposition products of the type offered by the Company. Overall, based on these factors, the Company anticipates revenues from its SD business in 2018 will exceed those recorded for 2017.

As of December 31, 2017, the Company’s backlog, the majority of which consisted of orders for its FPD products, totaled approximately $316.0 million. Visibility with respect to the Company’s PCB business is lower than with respect to its FPD and SD businesses; and with respect to its SD business is lower than with respect to its FPD business. However, information about the Company’s current and upcoming PCB projects has enabled it to develop a PCB backlog and benefit from increased visibility into its PCB business. Although orders on any particular date are not necessarily indicative of actual sales for any succeeding period, since customers may delay delivery of products or cancel orders prior to shipment, the Company believes it is well positioned to capitalize on existing and future opportunities as manufacturers make investments in capital equipment to meet heightened production challenges in a yield-focused environment. However, the Company is exposed to the risks and complexities inherent in doing business in international markets, some of which, such as those associated with the effective regulation and protection of intellectual property rights, are particularly acute in China. In addition, the Company faces continuing pricing pressure, including in China, as a result of competition from local manufacturers of PCB and FPD inspection equipment, and from Japanese and Korean manufacturers. The Company’s geographic and product diversity improved its overall business position in 2017, and is expected to continue to do so in 2018.

The Company expects that fluctuations in foreign currency exchange rates will continue to impact both its revenues and profitability. Although the Company attempts to manage some of the near-term currency risks through the use of hedging instruments, there can be no assurance that such efforts will be adequate.

The four cornerstones of the Company’s growth strategy in 2018 and beyond are: organic expansion through the introduction of new technologies, products and solutions; moving into adjacent industries through acquisitions; moving up the value chain to provide mission critical solutions; and expanding the Company’s role as a process innovator. To assist in implementing Orbotech’s growth strategy, the Company’s advisory board, which is comprised of industry and end-user electronics executives, meets periodically. Based on industry insight gained, in part, from the strong client relationships enjoyed by the advisory board members, the Company intends to continue to leverage the favorable trends in the industries it serves to achieve its growth objectives.

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

5.F Tabular Disclosure of Contractual Obligations

The following table summarizes the Company’s contractual obligations as of December 31, 2017 (in millions):

	Payment due
	Total	At December 31, 2017	in 2018	2018 - 2020	2021 - 2022	2023 and beyond
Contractual Obligations:
Purchase obligations	$172.1	$172.1	$144.3	$171.8	$0.3
Operating leases	70.5	70.5	10.0	24.0	12.1	34.4
Term Loan	73.6	73.6	16.4	73.6

Total	$316.2	$316.2	$170.7	$269.4	$12.4	$34.4

For information concerning new guidance for accounting for leases, see Note 1x(iii) to the Financial Statements.

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

The total amount of gross unrecognized tax benefits for uncertain tax positions (excluding interest and penalties), including positions impacting only the timing of tax benefits, was approximately $31.0 million at December 31, 2017, of which approximately $2.9 million was classified as short-term liabilities. Payment of these amounts would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, these uncertain tax position obligations are not included in the table above.

5.G Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act shall apply to forward-looking information provided pursuant to Items 5.E and F.

Item 6.	Directors, Senior Management and Employees

6.A Directors and Senior Management

As of January 31, 2018, the directors, the Chief Executive Officer, the President and Chief Operating Officer, the Corporate Executive Vice President, Chief Technology Officer and Head of Innovation, the Corporate Vice President and Chief Financial Officer and the Corporate Secretary of the Company were as follows:

Name	Date of Birth	Director Since	Position with the Company
Yochai Richter (1)	September 17, 1942	1992	Active Chairman of the Board of Directors of the Company (the “Board”); Director
Dr. Michael Anghel (2)(3)	January 13, 1939	2008 (4)	Chairperson of the Audit Committee and Chairperson of the Remuneration Committee of the Board; External Director
Yehudit Bronicki (2)	December 29, 1941	2000 (5)	Director
Dan Falk (2)(6)(7)	January 12, 1945	1997	Chairperson of the Nominating Committee of the Board; Director
Avner Hermoni (2)(6)	December 4, 1947	2012	External Director
Miron Kenneth (2)	June 6, 1956	2014	Director
Dr. Jacob Richter (1)	December 24, 1945	2012 (8)	Director
Joseph Tenne (2)(3)	October 17, 1955	2014	External Director
Eliezer Tokman (2)(9)	May 13, 1950	2007	Director
Prof. Shimon Ullman (2)(10)	January 28, 1948	1992	Director
Arie Weisberg (2)	October 19, 1950	2010	Director
Asher Levy	February 15, 1959		Chief Executive Officer
Amichai Steimberg	May 25, 1962		President and Chief Operating Officer
Dr. Abraham Gross	April 29, 1951		Corporate Executive Vice President, Chief Technology Officer and Head of Innovation
Alon Rozner	July 14, 1972		Corporate Vice President and Chief Financial Officer
Michael Havin	December 14, 1958		Corporate Secretary

The above table should be read in conjunction with Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

(1)	Yochai Richter and Dr. Jacob Richter are brothers.

(2)	‘Independent director’ in accordance with the Nasdaq listing standards.

(3)	Member of the Audit Committee and the Remuneration Committee of the Board (the “Remuneration Committee”).

(4)	Dr. Anghel also served as a director of the Company between April 1, 1986 and October 27, 1992 and between November 19, 1992 and June 25, 2006. Between June 21, 2000 and June 25, 2006, Dr. Anghel served two terms as an external director, the second of which expired on June 25, 2006. He was re-elected as an external director commencing on September 18, 2008, on June 26, 2011, on July 10, 2014 and again on June 29, 2017.

(5)	Mrs. Bronicki also served as a director of the Company between August 15, 1993 and February 27, 1994.

(6)	Member of the Audit Committee, the Remuneration Committee and the Nominating Committee of the Board (the “Nominating Committee”).

(7)	Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC, qualifies as a financial and accounting expert under the Companies Law and has been classified as an independent director under the Companies Law.

(8)	Dr. Richter also served as a director of the Company between October 27, 1992 and August 15, 1993 and between September 29, 1997 and February 11, 2009.

(9)	Member of the Remuneration Committee.

(10)	Member of the Nominating Committee.

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

Yehudit Bronicki serves as a member of the boards of directors of Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. and the Aaron Institute for Economic Policy at the Interdisciplinary Center in Herzliya, and of the managing board of Insights in Education, an Israeli non-profit association. She is a member of the Advisory Board to the National Economic Council and of the Boards of Governors of the Hebrew University and the Tel Aviv Yafo Academic College, and also serves as chair of the Public Forum for

Technological Education. In addition, Mrs. Bronicki serves as a member of the board of directors of Bronicki Investments Ltd., a privately held Israeli company. From 1991 to July 2014, Mrs. Bronicki served as the managing director of Ormat Industries Ltd. (“Ormat Industries”), an Israeli company, the predecessor of which, Ormat Turbines Ltd., she co-founded in 1965. Mrs. Bronicki was also the chief executive officer of Ormat Technologies, Inc. (“Ormat Technologies”), a Delaware New York Stock Exchange-listed company, and its subsidiaries until July 2014, and remained a member of the board of directors of Ormat Technologies and its principal subsidiaries until November 2015. Mrs. Bronicki served as a member of the Advisory Board of the Bank of Israel between 1994 and 2001. Mrs. Bronicki received her bachelor’s degree in social sciences from the Hebrew University, followed by advanced studies in management, finance and marketing.

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

Avner Hermoni serves as vice president Asia Pacific at Bermad CS Ltd., an Israeli agricultural co-operative society, and from 2007 to December 2014, he served as chief executive officer of NaanDanJain Irrigation Ltd., an Israeli company. From 2003 to 2005, he was chief operations officer of NICE and, from 2000 to 2003, was chief executive officer of Shiron Satellite Communications Ltd. From 1997 to 1999, he simultaneously held the positions of president at Kulicke & Soffa (Israel) Ltd. and corporate vice president at Kulicke & Soffa Industries, Inc., a Nasdaq-listed company. From 1990 to 1997 he served as president of Orbot Instruments Ltd. From 1986 to 1989 he served as co-managing director of Orbot’s subsidiary in Belgium. Mr. Hermoni holds a bachelor’s degree in economics from the University of Haifa.

Miron Kenneth serves as a member of the board of directors of Allot Communications Ltd. and Nova Measuring Instruments Ltd., both Israeli Nasdaq-listed companies, and also serves as the chairman of the board of directors of Teridion Technologies Ltd., an Israeli company specializing in overlay network technologies for service providers and of Varada Ltd., an Israeli company which provides cloud-based databases for analytics. From 2011 to 2013, he was chief executive officer of Pontis Ltd. and, from 2001 to 2011, was chairman and chief executive officer of Voltaire Ltd. Mr. Kenneth received his bachelor’s degree in economics and computer science from Bar Ilan University in 1982 and his master’s degree in business administration from Golden Gate University in 1985.

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

Joseph Tenne serves as a financial consultant to Itamar Medical Ltd., an Israeli TASE-listed company, and from August 2014 to April 2017, served as vice president finance and chief financial officer of that company. Mr. Tenne is a member of the boards of directors of AudioCodes Ltd., an Israeli Nasdaq and TASE-listed company, MIND C.T.I. Ltd., an Israeli Nasdaq-listed company, Ability Inc., a Cayman Islands Nasdaq-listed company, OPC Energy Ltd., an Israeli TASE-listed company and Ratio Oil Explorations (Finance) Ltd., an Israeli TASE-listed company. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a Nevada Over-The-Counter QB listed company. From March 2005 to April 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies and from January 2006 to April 2013, he also served as the chief financial officer of Ormat Industries. From 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

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

Prof. Shimon Ullman holds the position of professor of computer science in the Computer Science and Applied Mathematics Department of the Weizmann Institute of Science and served as head of that department from 1994 to 2003. He was the chief scientist of Orbot from its organization in 1983 until consummation of the Merger and of the Company following the Merger until 2005. Between 1986 and 1993 Prof. Ullman was a full professor at the Artificial Intelligence Laboratory of MIT. From 1997 to 2003, he served on a part-time basis as the chief scientist for new products development in the process diagnostic and control product business group of Applied Materials, Inc. Prof. Ullman is a member of the Israel Academy of Sciences and Humanities and the American Academy of Arts & Sciences. He is the 2015 recipient of the Israel Prize, the 2014 recipient of the EMET prize for science, art and culture and the 2008 recipient of the international Rumelhart award in human cognition.

Arie Weisberg serves as a member of the board of directors of Plastopil Hazorea Company Ltd., an Israeli TASE-listed company. He also acts as a consultant to various companies. From May 2006 to June 2009, he was President and Chief Operating Officer of the Company. From November 2002 to May 2006, he was Co-President for Global Resources, and from August 2000 to November 2002 he served as Executive Vice President for Global Resources. From January to August 2000, he was Corporate Executive Vice President for Global Resources and Chief Financial Officer. From August 1995 to January 2000, he was Corporate Vice President for Finance and Administration and Chief Financial Officer. From January 1993 to August 1995, he was co-general manager of Orbotech S.A. and from July 1991 to January 1993, he was director of finance and operations of Orbot’s subsidiary in Belgium. Prior to joining Orbot he was, from 1988 to 1991, general manager of Sinus Ltd., a manufacturer of internal combustion valves, and from 1984 to 1988, he was west region general manager of Solcoor Inc. He received his bachelor’s degree in agricultural economics from the Hebrew University.

Asher Levy has been the Chief Executive Officer of the Company since January 1, 2013, and served as President Global Business from June 2010 to December 2012, and as Deputy Chief Executive Officer - Global Business from July 2009 to May 2010. From July 2006 to June 2009, he served as Executive Vice President for Business and Strategy, prior to which he had, from November 2002 to July 2006, served as Corporate Vice President and President of the PCB Division. From November 2000 to October 2002, he served as the managing director of Orbotech Technology Ventures, the wholly-owned venture capital fund of the Company, and from June 1997 to July 2000, he served as the President of Orbotech Pacific Ltd. He joined Orbot in 1990, and between that time and 1997 he held various managerial and marketing positions with Orbot and, following the Merger, with the Company, including vice president for sales and marketing at Orbotech, Inc. Prior to joining

Orbot, Mr. Levy worked for Digital Equipment Corporation. Mr. Levy holds a bachelor’s degree in industrial engineering and management from Ben-Gurion University of the Negev in Israel and a master’s degree in business administration from Tel Aviv University. He is a graduate of the advanced management program at Harvard Business School.

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

Alon Rozner has been Corporate Vice President and Chief Financial Officer since January 4, 2018, and held the position of Corporate Vice President Customer Support and Business Processes in Orbotech Ltd. from April 2017 to January 2018. Prior to that, from July 2012 to April 2017, Mr. Rozner served as Vice President of Finance and Business Services of Orbotech Pacific Ltd. and, from March 2007 to July 2012, as Vice President Finance and Operations of the FPD Division. Before joining Orbotech, he served as the chief financial officer of Wintegra Inc. from 2005 to 2007, after having held other senior finance positions with that company, including director of finance and financial controller, between 2001 and 2005. From 1998 to 2001, Mr. Rozner worked as an accountant at Kost Forer Gabbay & Kasierer (a member firm of Ernst & Young Global Limited), where he was responsible for private and public company accounts, including Nasdaq-listed companies operating in the technology and communications industries. Mr. Rozner is a certified public accountant and received his bachelor’s degree in business administration and accounting from The Israeli College of Management.

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

6.B Compensation

(a) Aggregate Executive Compensation

The following table sets forth, as a group, for all persons who were, at any time during the year ended December 31, 2017, Office Holders (as defined below) of the Company, all remuneration paid or accrued by the Company in respect of the fiscal year ended December 31, 2017:

	Salaries, fees, directors’ fees, and bonuses (including deferred compensation)	Securities or property, insurance premiums or reimbursement, personal benefits (including benefits in kind) and payments or accruals for retirement, severance, disability or similar payments	Amount recognized for financial statement reporting purposes for equity awards
2017 Office Holders as a group (consisting of 23 persons) (1)	$11,117,415	$870,833	$3,806,865

(1)	In addition to the 11 persons who served as members of the Board during the year ended December 31, 2017, the Company considers 12 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer, its Corporate Vice President and Chief Financial Officer, its Corporate Executive Vice President, Chief Technology Officer and Head of Innovation and the President and Chief Operating Officer of SPTS, to have been Office Holders during 2017.

For information as to equity awards made during 2017 to all Office Holders as a group, see Share Ownership - Certain Information Concerning Equity Awards to Office Holders.

(b) Individual Compensation of Covered Executives

The following table sets forth the compensation granted to the Company’s five most highly compensated Office Holders with respect to the year ended December 31, 2017. All amounts reported in the table reflect the cost to the Company, as recognized in the Financial Statements. The five individuals for whom disclosure is provided are referred to herein as “Covered Executives”.

Information Regarding the Covered Executives	Compensation for Services (1)
Name and Principal Position (1)	Salary and Benefits ($) (2)	Cash Bonus ($) (3)	Equity-Based Compensation ($) (4)	Total ($)
Yochai Richter (Active Chairman of the Board)	608,032	1,320,000	87,688	2,015,720
Asher Levy (Chief Executive Officer)	776,602	1,650,000	716,441	3,143,043
Amichai Steimberg (President and Chief Operating Officer)	687,611	1,224,300	295,573	2,207,484
Kevin Crofton (Corporate Vice President and President of the SD Division)	519,232	350,000	1,270,146	2,139,378
Gil Oron (Corporate Executive Vice President of Global Business)	421,287	200,000	96,498	717,785

(1)

All Covered Executives listed in the table are, or were during the relevant periods, full-time employees of the Company. Cash compensation amounts denominated in currencies other than the Dollar were converted into Dollars at an exchange rate of NIS 3.60 = $1.00, which reflects the average exchange rate for the year ended December 31, 2017.
(2)	Includes benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executives, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, relocation, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.
(3)	Amounts reported in this column refer to the cash incentives provided by the Company with respect to the year ended December 31, 2017, including the annual cash bonus for the year ended December 31, 2017, which have been provided for in the Company’s financial statements for the year ended December 31, 2017, but will be paid during 2018. They exclude bonuses paid during 2017 which were provided for in the Company’s financial statements for previous years.
(4)	Amounts reported in this column represent the expense recorded in the Company’s financial statements for the year ended December 31, 2017 with respect to equity-based compensation. Assumptions and key variables used in the calculation of such amounts are discussed in Note 10 to the Financial Statements.

(c) Approval Required for Office Holders’ Compensation

Pursuant to the Companies Law, the Company is required to adopt a compensation policy regarding the terms of office and employment of its Office Holders, including exemption and release of the Office Holders from liability for breach of his or her duty of care to the Company, an undertaking to indemnify the Office Holder, post factum indemnification or insurance; any grant, payment, remuneration, compensation, or other benefit provided in connection with termination of service; and any benefit, other payment or undertaking to provide any payment as aforesaid (“Terms of Office and Employment”). The Company’s current compensation policy with respect to the Terms of Office and Employment of the Company’s Office Holders (the “Compensation Policy”), was last approved by the Board in August 2016 after considering the recommendations of the Remuneration Committee and by the Company’s shareholders in September 2016.

The term ‘Office Holder’ as defined in the Companies Law includes a general manager, chief executive officer, executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions without regard to such person’s title, as well as a director, or a manager directly subordinate to the general manager or the chief executive officer (“Office Holder”). As of January 31, 2018, in addition to the eleven members of the Board, the Company considers 11 other individuals, including its Chief Executive Officer, its President and Chief Operating Officer, its Corporate Vice President and Chief Financial Officer, its Corporate Executive Vice President, Chief Technology Officer and Head of Innovation and the President and Chief Operating Officer of SPTS, to be Office Holders.

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

The Audit Committee, the Board and the shareholders have approved the terms of Mr. Richter’s continued employment with the Company, including a monthly salary of $33,000 and an annual bonus equivalent to 1% of the net annual profit of the Company. A bonus of $1,320,000 will be paid to Mr. Richter in respect of the year ended December 31, 2017. Pursuant to shareholder approval, commencing from the 2010 annual general meeting of shareholders, Mr. Richter became eligible to participate in the Directors Annual Equity Award Plan (as defined below) and will, for as long as he remains the Chairman of the Board or an ‘eligible director’ (as defined in the Directors Annual Equity Award Plan), continue to do so.

The above terms of Mr. Richter’s employment and service were approved prior to the time the Company first became required to adopt a Compensation Policy. Any change to the terms described above will be subject to the approval process and other conditions set forth in the Companies Law.

For information concerning the cost to the Company of Mr. Richter’s compensation with respect to the year ended December 31, 2017, see ‘Individual Compensation of Covered Executives’ above.

(e) Other Directors’ Remuneration

Under arrangements previously approved by the Audit Committee, the Board and the shareholders of the Company, and re-approved by the Remuneration Committee, the Board and the shareholders with the approval of the initial Compensation Policy at the 2013 annual general meeting of shareholders (the “2013 AGM”), each of the members of the Board who is not, or will in the future cease to be, an employee of the Company, including external directors, is remunerated, as of September 2008, as follows: (i) an annual payment to each such director of NIS 65,000 plus applicable value added tax (“VAT”); and (ii) participation compensation to each such director of NIS 2,500 plus VAT for every meeting of the Board or any committee thereof that the director attends. In addition: (iii) the annual payment and the participation compensation of all such directors will be adjusted annually to reflect changes in the Israeli CPI in the manner provided in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation

Regulations”); (iv) in the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation compensation; (v) in the event a resolution is adopted by the Board without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation compensation; and (vi) the annual payment shall be paid in four equal installments, and the participation compensation shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Compensation Regulations. On January 31, 2018, after adjustment as described in (iii) above, the annual payment to each non-employee director described in (i) above stood at NIS 74,360 (approximately $21,840); and the meeting participation compensation to each non-employee director stood at NIS 2,860 (approximately $840).

The Company has previously approved, and re-approved with the approval of the initial Compensation Policy at the 2013 annual general meeting of shareholders, and consistent therewith, that external directors’ remuneration will be relative to that of ‘other directors’, as such term is defined in the Compensation Regulations, so that, in the event that, during their term as external directors, the Company increases the remuneration payable, whether the annual payment or the participation compensation, to any ‘other directors’, or grants additional equity-based compensation to ‘other directors’, each external director will receive, without further approval, additional remuneration, so that his or her annual compensation and/or compensation for participation in meetings, as the case may be, will be equivalent to the average compensation payable to such ‘other directors’ as annual payment or as participation compensation, respectively, or be granted additional equity-based compensation as is equal to the average additional equity-based compensation being granted to such ‘other directors’ and on substantially similar terms, as applicable. In addition, pursuant to the Compensation Regulations, the Company may also change the amount or form of remuneration payable to its then-serving external directors at the time of appointment of an additional external director, provided however, that such change is to the benefit of the then-serving external directors.

On July 14, 2005, the shareholders of the Company approved a directors’ equity remuneration plan for certain directors, including external directors, of the Company (the “Directors Annual Equity Award Plan”), which was amended with shareholder approval at the 2010 and 2015 annual general meetings of shareholders. Under the Directors Annual Equity Award Plan, each director who is in office immediately after any annual general meeting of shareholders, including external directors and including directors who are employees of the Company, but not including the Chief Executive Officer (even if a director), in addition to the existing annual and per meeting fees, will be granted equity awards, comprised of “Restricted Shares” (which are Ordinary Shares awarded subject to certain transfer restrictions, forfeiture conditions and/or other terms and conditions) or “RSU”s (which are awards representing an unfunded and unsecured promise to deliver Ordinary Shares, cash, other securities or other property in accordance with certain terms and conditions), with an aggregate grant-date value equal to the lesser of $75,000 and the value of 6,250 Restricted Shares with respect to the Chairman of the Board, and with an aggregate grant-date value equal to the lesser of $60,000 and the value of 5,000 Restricted Shares with respect to each other eligible director under the Directors Annual Equity Award Plan. There is no separate reserve of shares for purposes of the Directors Annual Equity Award Plan and awards will be granted to the extent that there are sufficient Ordinary Shares reserved under any applicable equity-based remuneration plan of the Company. All equity-based remuneration awarded under the Directors Annual Equity Award Plan has been or will be granted as part of, and out of Ordinary Shares available for grant under, the 2000 Plan (prior to its expiration), the 2010 Plan and/or the 2015 Plan. All equity awards under the Directors Annual Equity Award Plan vest in full on May 31 of the calendar year following the year in which they are granted and are otherwise generally subject to the terms of the applicable Company equity plan under which they are awarded.

Should a director not serve until the end of his or her term for any reason (including due to death or disability) or if a director ceases to be an ‘eligible director’ under the Directors Annual Equity Award Plan but remains a director, then any unvested Restricted Shares or RSUs held by such director at the time of ceasing to so serve will generally expire and be cancelled and forfeited immediately.

Options previously awarded and still outstanding under the Directors Annual Equity Award Plan expire no later than seven years after the date on which they were granted, subject to earlier expiration if, at any annual general meeting of shareholders prior to the expiration of such seven-year period, a director’s term expires and he or she is not re-elected. In such case, options expire upon the last to occur of: (i) 90 days following that annual general meeting of shareholders; (ii) three years from date of grant; and (iii) the expiration of such period as is prescribed in the 2000 Plan in circumstances of retirement after the age of 60. Should an eligible director not serve until the end of his or her term for any other reason, apart from death or disability, in which case the provisions of the applicable Company equity remuneration plan will apply with respect to vesting and expiration of options, any unvested or unexercised options will generally expire and be cancelled and forfeited immediately. In the event a director ceases to be an eligible director but remains a director, (i) unvested options will expire and be cancelled and forfeited at such time; and (ii) vested options will continue to be exercisable and will expire as described above.

(f) Equity Awards to Directors

During the year ended December 31, 2017: (i) 2,281 RSUs were awarded, to the Active Chairman of the Board; and (ii) 1,825 RSUs were awarded to each other director of the Company. All of these awards were made as part of the Directors Annual Equity Award Plan, are subject to the terms of the 2015 Plan and will vest in full on May 31, 2018. For information concerning the method of calculation of the number of Restricted Shares or RSUs awarded to directors under the Directors Annual Equity Award Plan, see Item 6.B - Compensation - Other Directors’ Remuneration.

During the year ended December 31, 2017, options to purchase a total of 18,045 Ordinary Shares were exercised by directors of the Company. In addition, during 2017, a total of 24,582 RSUs (all of which were awarded during the year ended December 31, 2016) vested.

Pursuant to shareholder approval, each of the above equity awards, as well as any other equity awards which may in the future be awarded by the Company to directors of the Company through a trustee under the 2010 Plan or the 2015 Plan, will benefit from the capital gains tax treatment (other than equity awards to Yochai Richter and Dr. Jacob Richter granted during years in which their combined holdings exceed a certain percentage, as determined pursuant to relevant Israeli tax laws) which became available as part of the 2003 Israeli tax reform (and, with respect to RSUs, pursuant to a tax ruling the Company has received from the ITA) and pursuant to an election made by the Company thereunder. For further information, see Item 6.E - Share Ownership - General.

(g) Insurance, Indemnification and Release

The Remuneration Committee, the Board and the shareholders of the Company have resolved, consistent with the Compensation Policy: (i) to ratify and approve the purchase and the periodic renewal of insurance coverage in respect of the liability of its Office Holders currently in office and any additional or other Office Holders as may be appointed from time to time in the future, including external directors, which will include coverage with respect to any public offering of shares or other securities of the Company, to the maximum extent permitted by law, providing for up to $75.0 million in coverage. The Remuneration Committee and the Board only may approve a greater amount of coverage; provided however, that any such greater amount of coverage shall not exceed 15% of the Company’s market capitalization, calculated based on the closing price of the Ordinary Shares, as quoted on Nasdaq at the close of business on December 31 of the calendar year preceding the date of such approval. Pursuant to this provision, at their meetings held in February 2018, the Remuneration Committee and the Board approved an increase in the insurance coverage to $150 million; (ii) to undertake in advance to indemnify all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, for certain matters, costs and expenses as set forth in a letter of indemnification and exemption and release approved for issuance to them; and (iii) to exempt and release to the maximum extent permitted by law all directors and the chief executive officer of the Company currently in office, and any additional or other directors and chief executive officer(s) as may be appointed from time to time in the future, including external directors, from and against all liability for monetary or other damages due to, or arising or resulting from, a breach of their duty of care to the Company, including, with respect to directors, in their capacity as officers of the Company to the extent they also serve as officers of the Company, and to provide them with letters in this regard.

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

6.C Board Practices

(a) Membership of Board; External Directors; Independent Directors; Financial Experts

All of the directors of the Company (other than external directors whose terms are determined in accordance with applicable law) are elected on an annual basis to hold office until the end of the next annual general meeting of shareholders and until their successors have been duly elected and qualified or until any such director’s appointment terminates as provided for under applicable law or in the Company’s Articles of Association (the “Articles”). No benefits are received by the directors upon the expiration of their term of office. In accordance with Israeli law and the Articles, directors, other than external directors, are elected by the affirmative vote of the holders of a simple majority of the Ordinary Shares participating in and voting at an annual general meeting of shareholders, in person, by proxy or through their representatives. The external directors currently serve three year terms as required by Israeli law and are elected according to the Companies Law.

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

The Articles provide that the minimum number of members of the Board is three and the maximum number is eleven. The Board is presently comprised of eleven members, three of whom were elected as external directors under the provisions of the Companies Law, two by the shareholders at the 2017 annual general meeting of shareholders and one by the shareholders at the 2015 annual general meeting of shareholders.

Under the Companies Law and regulations promulgated thereunder, Israeli public companies are generally required to have on their board of directors at least two external directors meeting certain independence criteria, all as provided under Israeli law. However, companies whose shares are traded on specified U.S. stock exchanges, including the Nasdaq, and which do not have a controlling shareholder, may (but are not required to) elect to: (i) opt out of the requirement to maintain external directors; or, alternatively, (ii) retain external directors but opt out of the composition requirements under the Companies Law with respect to either or both of the audit and compensation committees; in each case, provided they meet the requirements of U.S. law and relevant stock exchange rules as applicable to domestic U.S. issuers with respect to independent directors and the composition of audit and compensation committees. After considering this matter, the Board has decided not to elect to opt out of any such requirements at this time and to maintain the current regime.

External directors are elected for a term of three years at the general meeting of shareholders by a disinterested majority of the shareholders (and cannot be appointed by the Board), and may generally be re-elected for two additional terms of three years each, each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director, and its audit committee and remuneration committee, must include all external directors. Under regulations promulgated pursuant to the Companies Law, companies, such as the Company, whose shares are listed on specific exchanges outside of Israel, including the Nasdaq, may elect external directors for additional terms that do not exceed three years each, beyond the three three-year terms generally applicable to external directors, provided that, if an external director is being re-elected for an additional term or terms beyond such terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise and special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by a disinterested majority of shareholders as specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.

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

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise or professional qualifications, according to criteria set forth under Israeli law, and generally, at least one external director is required to have financial and accounting expertise. In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise based, among other things, on the company’s size and the volume and complexity of its activities. The Board has determined that the minimum number of directors with financial and accounting expertise, in addition to the external director or directors who have or may have such expertise, will be one, and that Mr. Dan Falk qualifies as such.

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

(b) Committees of the Board

The Articles provide that the Board may delegate any, or all, of its powers to one or more committees of the Board, and may entrust to and confer upon a managing director, general manager, chief executive officer and/or president (or any similar function with a different title) such of its powers as it deems appropriate. However, the Companies Law provides that certain powers and authorities (for example, the power to approve the financial statements) may not be delegated and may be exercised only by the Board. In addition, the Companies Law requires public companies such as the Company to appoint an audit committee and a remuneration committee. Currently, the Board has three standing committees: the Audit Committee, the Remuneration Committee and the Nominating Committee.

(i) Audit Committee

The Companies Law requires public companies to appoint an audit committee comprised of at least three directors. For as long as the Company does not opt out of the requirement under the Companies Law to maintain external directors or, alternatively, opt out of the composition requirements with respect to the audit committee, the Audit Committee must include all of the external directors, one of whom shall serve as the chairperson of the committee (see Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts). An audit committee must be comprised of a majority of independent directors under applicable law and may not include certain directors. Generally, any person who is not entitled to be a member of the audit committee may not attend the audit committee’s meetings. A company’s independent and internal auditors generally need to be notified of meetings of its audit committee and are generally entitled to participate in such meetings.

The responsibilities of the Company’s Audit Committee under the Companies Law and its charter include, among other things: (a) overseeing: (i) the accounting and financial reporting processes of the Company; (ii) the integrity of the Company’s financial statements; (iii) the Company’s compliance with legal and regulatory requirements and certain ethical standards; (iv) the qualifications, independence and performance of the Company’s independent auditors; (v) the Company’s internal control structure; and (vi) management’s antifraud program and controls, including identification of fraud risks and implementation of anti-fraud measures; (b) examining the independent auditor’s scope of work as well as the independent auditor’s fees and providing its recommendations to the appropriate corporate organ; (c) considering and deliberating upon flaws in the management of the Company’s business, making recommendations to the Board as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; and (d) approving actions or transactions, which, under Israeli law, require Audit Committee approval, including certain related party transactions and transactions involving potential conflicts of interest.

In carrying out its duties, the Audit Committee meets with management at least once in each fiscal quarter at which time, among other things, it reviews, and either approves or disapproves, the financial results of the Company for the immediately preceding fiscal quarter and conveys its conclusions in this regard to the Board. The Company’s independent and internal auditors also report regularly to the Audit Committee at its meetings, and the Audit Committee discusses with the Company’s independent auditors the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the Company’s financial statements, as and when it deems it appropriate to do so. The Audit Committee also monitors generally the services provided by the Company’s independent auditors to ensure their independence, and reviews all audit and non-audit services provided by them. See Item 16C - Principal Accountant Fees and Services.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni and Mr. Joseph Tenne are the current members of the Audit Committee, with Dr. Anghel serving as its chairperson. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards and in accordance with the Companies Law. In addition, Mr. Falk has been designated as the Audit Committee Financial Expert under applicable rules and regulations of the SEC.

Under the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors. However, under Israeli law and the Company’s Articles, the appointment of independent auditors requires the approval of the shareholders of the Company, and their compensation requires the approval of the Board. In addition, pursuant to the Companies Law, the Audit Committee is required to examine the independent auditors’ scope of work as well as the independent auditors’ fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the independent auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the independent auditors for audit services will be required to be approved and recommended to the Board by the Audit Committee and approved by the Board. The Board has delegated its authority to approve the compensation of independent auditors for non-audit services to the Audit Committee, which in turn may delegate such authority to one or more members of the Audit Committee.

The Audit Committee charter may be accessed through the Corporate Website.

(ii) Remuneration Committee

The Companies Law requires public companies to appoint a remuneration committee comprised of at least three directors. For as long as the Company does not opt out of the requirement under the Companies Law to maintain external directors or, alternatively, opt out of the composition requirements with respect to the remuneration committee, the Remuneration Committee must include all of the external directors, one of whom shall serve as the chairperson of the committee, and may not include certain directors. All other members of the committee, who are not external directors, must be directors who receive compensation that is in compliance with the Companies Law and the Compensation Regulations.

The responsibilities of the Remuneration Committee under the Companies Law and its charter include, among other things: (i) making recommendations to the Board with respect to the approval of the Compensation Policy and any extensions thereto; (ii) periodically reviewing the implementation of the Compensation Policy and providing the Board with recommendations with respect to any amendments or updates thereto; (iii) reviewing and resolving whether or not to approve arrangements with respect to the Terms of Office and Employment of Office Holders; (iv) overseeing the administration of the various compensation plans and arrangements of the Company, and, to the extent appropriate, the subsidiaries of the Company; (v) assisting the Board in fulfilling its responsibilities relating to the compensation of directors, the Chief Executive Officer and other officers of the Company; and (vi) reviewing and approving the Company’s goals and objectives relevant to the compensation of its officers and determining eligibility for their incentives.

In carrying out these duties, the Remuneration Committee meets on an ad hoc basis (usually several times in each fiscal year). Under the Companies Law, the Remuneration Committee may need to seek the approval of the Board and the shareholders for certain compensation decisions as described above (see Compensation - Approval Required for Office Holders’ Compensation). Generally, any person who is not entitled to be a member of the Remuneration Committee, including the Chief Executive Officer and other members of management, may not attend meetings of the Remuneration Committee or be present during the Committee’s deliberations or when resolutions are adopted, unless and to the extent determined otherwise by the chairperson of the Remuneration Committee in accordance with the Companies Law and Nasdaq listing standards.

Dr. Michael Anghel, Mr. Dan Falk, Mr. Avner Hermoni, Mr. Joseph Tenne and Mr. Eliezer Tokman are the current members of the Remuneration Committee, with Dr. Anghel serving as its chairperson. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards.

The Remuneration Committee charter may be accessed through the Corporate Website.

(iii) Nominating Committee

The primary purposes of the Nominating Committee are to identify individuals qualified to become directors, to recommend such individuals for nomination for election as directors and to make recommendations to the Board concerning committee appointments. In undertaking this task, the Nominating Committee takes into account the composition requirements and qualification criteria set forth in the Companies Law and the Nasdaq listing standards, and determines the other criteria, objectives and procedures for selecting members of the Board and committee members, including factors such as independence, diversity, age, integrity, skills, expertise, breadth of experience, values, ethical standards, business judgment, knowledge about the Company’s business or industry and willingness to devote adequate time and effort to the responsibilities of the Board in the context of the existing composition and needs of the Board and its committees. When considering the nomination (including for re-election) of members to the Board, the Nominating Committee shall review such nominees’ positions and interests in other companies or firms, in order to identify any conflicts or potential conflicts of interest and other matters of relevance, and recommend to the Board whether these positions and conflicts (to the extent identified) should be authorized.

Membership of the Nominating Committee is limited to ‘independent directors’ in accordance with the Nasdaq listing standards who meet the composition requirements of the Companies Law, as in effect from time to time. However, under the Companies Law, the Company is not required to have an independent nominating committee as would be required under Nasdaq rules and it may in the future opt to appoint members who do not meet the Nasdaq independence standards. For as long as the Company does not opt out of the requirement under the Companies Law to maintain external directors, the Nominating Committee must include at least one external director. See Item 16.G - Corporate Governance.

Mr. Dan Falk, Mr. Avner Hermoni and Prof. Shimon Ullman are the current members of the Nominating Committee, with Mr. Falk serving as its chairperson. Each of them is an ‘independent director’ in accordance with the Nasdaq listing standards.

The Nominating Committee charter may be accessed through the Corporate Website.

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

6.D Employees

As of December 31, 2017, the Company employed 2,634 people, of whom 757 were based in Israel, 1,059 in the Far East and Japan, 307 in the United Kingdom and 236 elsewhere in Europe and 275 in the United States; and of whom 707 were employed in research and development, 1,076 in marketing, sales and service, 430 in production and 421 in management and administration. As of December 31, 2016, the Company employed 2,440 people, of whom 699 were based in Israel, 957 in the Far East and Japan, 293 in the United Kingdom and 222 elsewhere in Europe and 269 in the United States; and of whom 643 were employed in research and development, 1,001 in marketing, sales and service, 383 in production and 413 in management and administration. As of December 31, 2015, the Company employed 2,295 people, of whom 665 were based in Israel, 880 in the Far East and Japan, 277 in the United Kingdom and 217 elsewhere in Europe and 256 in the United States; and of whom 621 were employed in research and development, 910 in marketing, sales and service, 350 in production and 414 in management and administration.

The Company considers its relations with its employees to be satisfactory and has not experienced a significant labor dispute or strike. The Company is not a party to any collective bargaining agreement with respect to its Israeli employees. However, the Company is subject to certain labor related statutes and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations and/or the Industrialists’ Association, which are applicable to the Company’s Israeli employees by virtue of expansion orders of the Israeli Minister of Labor, Social Affairs and Social Services. These statutes and provisions cover a wide range of subjects and provide certain minimum employment standards, including the length of the work day and work week, minimum wages, travel expenses, contributions to a pension fund, insurance for loss of ability to work, procedures for dismissing employees, determination of severance pay, annual and other vacations, sick pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimum.

The severance pay liability of the Company and its Israeli subsidiary to their Israeli employees, based upon the number of years of service and the latest monthly salary, is in large part covered by regular deposits with recognized pension funds, provident funds and purchases of insurance policies. Pursuant to Section 14 of the Israeli Severance Pay Law, 1963, certain of the Company’s liabilities for employee rights upon termination are covered by regular contributions to defined contribution plans so that upon termination of employment of the relevant employees, the Company is only required to release the payments made by it to such funds on account of severance and by doing so is deemed to have complied with all of its severance payment obligations relating to the service of applicable employees with respect to the period during which the provisions of such section apply. For information concerning the Company’s liability for severance pay, see Note 8 to the Financial Statements.

6.E Share Ownership

(a) General

The Company presently administers the 2000 Plan, the 2010 Plan and the 2015 Plan, all of which were adopted with shareholder approval. On June 4, 2015, the 2000 Plan expired (except with respect to equity awards outstanding on that date). The 2000, 2010 and 2015 Plans are discussed in further detail below.

Awards under the Company’s equity remuneration plans (other than to directors under the Directors Annual Equity Award Plan) generally vest as to 50% after two years from the effective date of grant, 75% after three years and 100% after four years and generally expire in connection with the termination of a grantee’s employment or services. Ordinary Shares subject to equity awards granted under the 2010 and 2015 Plans generally become available for purposes of future equity awards under the respective plan upon the expiration, termination, forfeiture or lapse of such equity awards, unless this occurred solely because the performance goals with respect thereto were not attained, in which case the Ordinary Shares subject to such equity awards granted under the 2010 Plan do not again become available for purposes of the 2010 Plan. The Company’s general policy is to settle RSUs granted under the Company’s equity remuneration plans through the issuance of Ordinary Shares rather than in cash, other securities, other awards under such plans or other property. For further information concerning these matters, see Item 6.E - Share Ownership - Equity Remuneration Plans - The 2010 Plan and The 2015 Plan below.

Pursuant to Section 102 of the Tax Ordinance (and, with respect to RSUs, to a tax ruling the Company has received from the ITA) and to an election made by the Company thereunder, gains derived by employees (which term includes directors) in Israel arising from the sale of Restricted Shares, shares delivered in settlement of RSUs or acquired pursuant to the exercise of options granted to them through a trustee under Section 102 of the

Tax Ordinance after January 1, 2003, will generally be subject to a flat capital gains tax rate of 25%, although these gains may also include a salary income component which would be subject to income tax at the grantee’s marginal tax rate. As a result of this election under Section 102, the Company will not, in the case of equity awards made on or after January 1, 2003, be allowed to claim as an expense for tax purposes in Israel the amounts credited to the employee as capital gains, although it will generally be entitled to do so in respect of the income component of such awards (if any) which is subject to income tax at the grantee’s marginal tax rate, when the related tax is paid by the employee.

For further information concerning equity awards, see Note 10 to the Financial Statements.

(b) Equity Remuneration Plans

(i) The 2000 Plan

On June 21, 2000, the Board adopted, and the Company’s shareholders subsequently approved, the 2000 Plan. The 2000 Plan terminated on June 4, 2015 (except as to awards outstanding on that date).

During the year ended December 31, 2017, under the 2000 Plan: (i) no equity awards were granted; and (ii) options to purchase a total of 313,714 and 14,949 Ordinary Shares (having respective weighted average exercise prices of $11.97 and $14.06 per share) were exercised and cancelled, respectively. As of January 31, 2018, under the 2000 Plan: (i) options to purchase a total of 457,662 Ordinary Shares, expiring on various dates between June 25, 2018 and May 4, 2022 and having a weighted average remaining life of 2.89 years and a weighted average exercise price of $13.04 per share, were outstanding (of which 366,355 with a weighted average remaining life of 2.65 years and a weighted average exercise price of $12.33 per share had vested); (ii) no Ordinary Shares remained available for future equity awards; and (iii) no Restricted Shares issued under the 2000 Plan remained subject to forfeiture provisions.

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

During the year ended December 31, 2017, under the 2010 Plan: (i) no equity awards were granted; (ii) 79,247 RSUs vested; and (iii) 8,408 RSUs were cancelled. As of January 31, 2018, under the 2010 Plan: (i) 53,333 RSUs were outstanding; (ii) no Restricted Shares had been awarded; and (iii) 125,831 Ordinary Shares remained available for future equity awards.

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

The maximum amount of Ordinary Shares available for issuance under the 2015 Plan was initially set at 1,375,000 and is to be automatically increased (but not decreased) on December 31 of each of 2016, 2017, 2018, 2019 and 2020, by the greatest possible number of Ordinary Shares (rounded down to the nearest thousand) which, when added to the sum of: (i) the total number of Ordinary Shares then subject to outstanding awards (under the 2015 Plan or any other equity-based remuneration plan of the Company); and (ii) the total number of Ordinary Shares then available for future equity awards (under the 2015 Plan or any other equity-based remuneration plan of the Company), would not exceed 9.50% of the total number of Ordinary Shares outstanding at such time. For these purposes, an award is considered to be an ‘outstanding award’ in the fiscal year in which it was granted, an option to purchase Ordinary Shares will be considered to be an ‘outstanding award’ thereafter until it is exercised and any award other than options will be considered to be an ‘outstanding award’ thereafter until it is no longer subject to conditions requiring continued service of the participant. Under this mechanism, on December 31, 2017, the maximum amount of Ordinary Shares available for issuance under the 2015 Plan was increased by 641,000 Ordinary Shares.

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

During the year ended December 31, 2017, under the 2015 Plan: (i) an option to purchase 8,024 Ordinary Shares (having an exercise price of $32.87 share) was granted, and no options to purchase Ordinary Shares were exercised or cancelled; (ii) 367,516 RSUs were awarded; (iii) no Restricted Shares were awarded; (iv) 179,026 RSUs vested; and (v) 45,851 RSUs were cancelled. As of January 31, 2018, under the 2015 Plan: (i) options to purchase a total of 18,417 Ordinary Shares, expiring on September 11, 2023 and June 28, 2024, and having a weighted average remaining life of 5.96 years and a weighted average exercise price of $29.81 per share, were outstanding (both of which were wholly unvested); (ii) 897,791 RSUs were outstanding; (iii) no Restricted Shares had been awarded; and (iv) 3,029,080 Ordinary Shares remained available for future equity awards.

(c) Certain Information Concerning Equity Awards to Office Holders

The following table sets forth as a group, for all persons who were, any time during the year ended December 31, 2017, Office Holders, certain information in respect of the 2000, 2010 and 2015 Plans and concerning: (i) equity awards granted by the Company between January 1, 2017 and December 31, 2017; (ii) options which were exercised and paid, and Restricted Shares and RSUs which vested, between such dates; (iii) equity awards which were cancelled between such dates; and (iv) equity awards which were outstanding on, and as of, December 31, 2017.

	Plan
	2000	2010	2015
Equity Awards Granted:
• Number of Ordinary Shares subject to options			8,024
• Weighted average option exercise price per Ordinary Share			$32.87
• Year of expiration of options			2024
• Number of Restricted Shares
• Number of RSUs			131,791
Options Exercised/Paid; Restricted Shares and RSUs Vested:
• Number of Ordinary Shares subject to options	48,482
• Weighted average option exercise price per Ordinary Share	$13.32
• Restricted Shares vested
• RSUs vested		39,732	43,617
Equity Awards Cancelled:
• Number of Ordinary Shares subject to options
• Weighted average option exercise price per Ordinary Share
• Number of Restricted Shares
• Number of RSUs
Equity Awards Outstanding:
• Number of Ordinary Shares subject to options	88,027		18,417
• Weighted average option exercise price per Ordinary Share	$13.06		$29.81
• Weighted average remaining option life (years)	2.57		6.04
• Number of Restricted Shares
• Number of RSUs		32,081	236,152

(d) Certain Information Concerning Ordinary Shares Owned by Office Holders

The following table sets forth information as of January 31, 2018, concerning the shareholdings of those Office Holders known to the Company beneficially to own, on an individual basis, more than 1% of the outstanding Ordinary Shares and of each other director of the Company.

Name	Number of Shares (1)	Including Ordinary Shares held as Restricted Shares (2)	Percentage of Ordinary Shares Outstanding
• Yochai Richter	998,365	16,859	2.11	%(3)
• Michael Anghel	23,076	8,058		(4)
• Yehudit Bronicki	19,483	9,738		(4)
• Dan Falk	19,483	9,738		(4)
• Avner Hermoni	9,745	0		(4)
• Miron Kenneth	0	0		(4)
• Jacob Richter	2,610,829	2,440	5.42	%(3)
• Joseph Tenne	6,600	0		(4)
• Eliezer Tokman	17,951	8,206		(4)
• Shimon Ullman	132,838	9,738		(4)
• Arie Weisberg	67,556	13,000		(4)

(1)	Does not include Ordinary Shares issuable upon the exercise of options, whether vested or unvested, or the vesting of RSUs, held by such Office Holders. For information as to outstanding option awards to directors, see the below table.
(2)	The previously applicable restrictions on all of which have lapsed.
(3)	The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.
(4)	Less than 1%.

Ordinary Shares held by Office Holders have equal voting rights with those held by other holders of Ordinary Shares.

The following table sets forth information, as of January 31, 2018, concerning all outstanding option awards to directors, all of which have vested in full:

	Date of award	Exercise price per share ($)	Shares subject to option	Shares vested and unexercised	Scheduled date of expiration
Michael Anghel	Jun-26-2011	12.48	3,667	3,667	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Yehudit Bronicki	Jun-26-2011	12.48	3,667	3,667	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Jacob Richter	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Joseph Tenne	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Eliezer Tokman	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Shimon Ullman	Jun-26-2011	12.48	3,667	3,667	Jun-25-2018
	Jun-24-2012	9.40	3,911	3,911	Jun-23-2019
	Sep-11-2013	12.11	3,952	3,952	Sep-10-2020
	Jul-10-2014	15.61	3,217	3,217	Jul-9-2021

Arie Weisberg	Jul-10-2014	15.61	1,608	1,608	Jul-9-2021

Item 7.	Major Shareholders and Related Party Transactions

7.A Major Shareholders

The following table sets forth information as of January 31, 2018 (except with respect to the shareholders as noted below), concerning: (i) the only persons or entities known to the Company beneficially to own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all Office Holders as a group.

Identity of Person or Group	Number of Shares (1)	Percentage of Ordinary Shares Outstanding (1)
• Dr. Jacob Richter (2) Medinol Ltd. Building No. 7, Entrance A, 5th Floor Kiryat Atidim P.O. Box 58165 Tel Aviv, 61581 Israel	2,610,829	5.42%

• Renaissance Technologies LLC (3) 800 Third Avenue New York, New York 10022	2,526,394	5.22%

• Clal Insurance Enterprises Holdings Ltd. (4) 36 Raul Walenberg Street Tel Aviv, 66180 Israel	2,423,483	5.01%

• Office Holders as a group (consisting of 23 persons) (5)	4,235,491	8.74%

(1)	The Company had outstanding, on January 31, 2018, 48,390,189 Ordinary Shares. This number does not include a total, as of that date, of 4,582,924 Ordinary Shares that were either subject to outstanding equity awards granted pursuant to equity remuneration plans of the Company or were available for grant pursuant to such plans, of which: 476,079 were subject to outstanding share options (366,355 of which had vested); 951,124 were subject to outstanding and unvested RSUs; and 3,155,721 remained available for future equity awards pursuant to such plans, comprised of:

(a)	457,662 Ordinary Shares issuable pursuant to equity awards under the 2000 Plan, all of which were subject to outstanding options (366,355 of which had vested);

(b)	179,164 Ordinary Shares issuable pursuant to equity awards under the 2010 Plan, of which:

(i)	53,333 were subject to outstanding and unvested RSUs; and

(ii)	125,831 remained available for future equity awards pursuant to the 2010 Plan; and

(c)	3,946,098 Ordinary Shares issuable pursuant to equity awards under the 2015 Plan, of which:

(i)	18,417 were subject to outstanding options (none of which had vested);

(ii)	897,791 were subject to outstanding and unvested RSUs; and

(iii)	3,029,890 remained available for future equity awards pursuant to the 2015 Plan.

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

(2)	As of January 3, 2012, based on a report filed with the SEC dated January 3, 2012, updated to reflect the actual number of Ordinary Shares owned. The report indicated sole voting and dispositive power as to none of such Ordinary Shares, and shared voting and dispositive power as to 3,033,945 Ordinary Shares, with his wife, Dr. Judith Richter. Dr. Jacob Richter serves as a member of the Board. Dr. Jacob Richter and Yochai Richter, the Active Chairman of the Board, are brothers.

(3)	As of January 4, 2018, based on a report filed with the SEC dated February 14, 2018. The report indicated sole dispositive power as to 2,526,394 Ordinary Shares, sole voting power as to 2,419,855 Ordinary Shares and shared dispositive power as to 116,406 Ordinary Shares by Renaissance Technologies LLC (“RTC”), a Delaware limited liability company, and Renaissance Technologies Holdings Corporation (“RTHC”), a Delaware corporation. RTC beneficially owns 2,642,800 Ordinary Shares, as does RTHC, through its majority ownership of RTC.

(4)	As of January 25, 2018, based on a report filed with the SEC dated February 5, 2018. The report indicated shared dispositive power and shared voting power as to 2,423,483 Ordinary Shares by Clal Insurance Enterprises Holdings Ltd. (“Clal”), an Israeli public corporation and IDB Development Corporation Ltd. (“IDB Development”), an Israeli public corporation. Of the 2,423,483 Ordinary Shares reported as beneficially owned by Clal, the report indicated that: (i) 107,150 Ordinary Shares are beneficially held for its own account; and (ii) 2,316,333 Ordinary Shares are held for members of the public through a variety of investment funds that are managed by subsidiaries of Clal, which operate under independent management and make independent voting and investment decisions.

(5)	Includes 109,777 Ordinary Shares issuable upon the exercise of options or the vesting of RSUs referred to in footnote (1) above which had either vested as of, or will vest within 60 days from, January 31, 2018. Also includes 94,977 Restricted Shares, the previously applicable restrictions on all of which have lapsed. The percentage of Ordinary Shares beneficially owned is calculated in accordance with Rule 13d-3(d) promulgated under the Exchange Act.

On January 31, 2018, there were 31 shareholders of record of the Ordinary Shares in the United States, who, among them, held a total of 48,254,265 Ordinary Shares (net of 5,089,629 Ordinary Shares held of record in the United States at such date as treasury shares), constituting approximately 99.67% of the outstanding Ordinary Shares as of that date.

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

For information concerning the cash compensation payable to directors, the eligibility and participation of directors in the Directors Annual Equity Award Plan and information concerning unexercised options and unvested Restricted Shares held by directors, including awards made during the year ended December 31, 2017, see Item 6 - Directors, Senior Management and Employees - Compensation - Remuneration of the Active Chairman of the Board; Other Directors’ Remuneration; Equity Awards to Directors.

For information concerning the insurance, indemnification and release of the directors, the chief executive officer and other Office Holders of the Company, see Item 6 - Directors, Senior Management and Employees - Compensation - Insurance, Indemnification and Release.

Certain equity awards held by certain Office Holders of the Company are subject to accelerated vesting in the event of such Office Holder’s death or a change in control of the Company. In addition, certain Office Holders are, under certain circumstances, eligible for increased severance pay.

The shareholders approved an updated Compensation Policy at the 2016 annual general meeting of shareholders. A copy of the Compensation Policy is filed as an exhibit to this Annual Report.

7.C Interests of Experts and Counsel

Not applicable in Annual Report on Form 20-F.

Item 8.	Financial Information

8.A Consolidated Statements and Other Financial Information

(a) Consolidated Financial Statements

See Item 18 - Financial Statements and pages F-1 through F-54.

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

In May 2017, the Company received the Assessment by the ITA with respect to an audit of the Company for the fiscal years 2012-2014, which is for an aggregate amount of tax against the Company, after offsetting all NOLs available through the end of 2014, of approximately NIS 207 million (currently approximately $59 million) which amount includes related interest and linkage differentials to the Israeli CPI (as of date of the Assessment). All amounts related to the Assessment are given after application of the Company’s accumulated NOLs. Approximately 80% of the amount of the Assessment, assuming that all NOLs are set off against the other matters included in the Assessment, relates to the following two matters: (i) the use of tax exempt income derived from the Company’s Approved and Benefited Enterprises under the Investment Law, in particular in its investments in, or acquisitions of, foreign subsidiaries; and (ii) the purchase of shares of the Company by its foreign subsidiaries during the audit period. The Company has not taken any reserves or provisions related to these two matters because it reasonably believes its positions are more likely than not correct as a legal matter. The Company intends vigorously to contest the ITA’s position on both of these matters and, as of December 31, 2017 has not established, and does not anticipate establishing in the future, a provision related to these matters. The other significant item in the Assessment relates to the Company’s transfer pricing. As of December 31, 2017, the Company’s tax provisions with respect to the audit period cover at least a majority of the remaining 20% of the Assessment.

The evaluation of tax positions involves significant judgment. If the Company’s evaluation of its tax positions proves to be inaccurate, it may be required to increase its provisions or take a charge in future periods. The amount of the increase and/or the charge against earnings could be material with respect to the audit period and subsequent periods. There is an ongoing criminal investigation in Israel against the Company, certain of its employees and its tax consultant related to tax positions taken by the Company in the tax audit period as well as in prior periods. As of the date of this Annual Report, the Company does not have any insight into the scope or time period of the criminal investigation or the timing of any prosecutorial action related to the investigation which may occur in the coming days, weeks, months or years. Although the Company cannot predict the timing of any prosecutorial action, the Company expects to be summoned to the Israeli prosecutor’s office for a hearing, at which it will have the opportunity to present its positions, prior to any indictments of the Company and/or certain of its employees and/or payment of monetary amounts in lieu of such indictments. The Company has not conducted its own investigation into any matters that may be the subject of such investigation and will only do so once the criminal investigation has been completed. The Company intends vigorously to contest the Assessment as well as defend itself and its employees in the criminal matter, but it cannot assure investors as to the outcome or timing of completion of either process, including the amount of tax ultimately payable related to the fiscal years 2012-2014 and prior fiscal years, or any additional taxes, penalties, criminal sanctions, indictments, fines and other amounts that may be imposed as a result of the Assessment and criminal investigation, which may be material in amount or in adverse impact on the Company’s results of operations, financial position and reputation.

In June 2012, charges were filed in the Seoul Central District Court of the Republic of Korea (the “Seoul Court”) against the Korean subsidiary of Orbotech Ltd. and six employees thereof. These charges, as amended in September 2013, related to the alleged acquisition and misuse of confidential information of certain of the Company’s significant customers in violation of the Korean Act on Prevention of Divulgence and Protection of Industrial Technology, the Korean Unfair Competition Prevention and Trade Secret Protection Act and the Criminal Code of Korea. The charges included (1) the unlawful acquisition of certain industrial trade secrets related to the production of active matrix OLED panels of Samsung Mobile Display Co., Ltd. and LG Display Co. Ltd., customers of the Company’s Korean subsidiary (the “Customer Technology”), (2) unlawful use of the Customer Technology by preparing certain presentation materials, (3) unlawful divulgence of the Customer Technology to other employees of the Company inside and outside of Korea, (4) breach of trust in office by acquiring and divulging the Customer Technology without the customer’s permission for financial gain, and (5) the Korean subsidiary’s vicarious liability for the conduct of its employees. In December 2013, Orbotech Ltd.’s Korean subsidiary and five of its Korean employees were acquitted by the above court on all charges, and one Korean employee was found guilty of certain legal violations and received a criminal fine of approximately $10,000. Following such acquittal, the prosecutor filed a notice of appeal with respect to all aspects of the decision issued by the court. The prosecutor appealed the court’s decision with respect to all the defendants on the grounds that the court’s decision contained errors of fact, errors of law and an unjust sentence. The employee of Orbotech’s Korean subsidiary who was found guilty of certain legal violations and who received a criminal fine also appealed the court’s decision issued in respect of him. In December 2014, the appellate panel of the Seoul Court denied all appeals and re-affirmed the trial court’s decision. Following this decision, a notice of appeal was filed by the prosecutor with respect to all aspects of the decision and with respect to all defendants. The Company’s Korean subsidiary and its employees did not appeal the appellate panel’s decision. The case is currently pending before the Supreme Court of Korea. Given the ongoing nature of these appeals, Orbotech cannot predict the timing, outcome or impact of this matter. In addition, the investigation by the prosecutor into the Company and the actions of employees of the Company outside of Korea is ongoing. The fiscal effect of these matters on the Company in 2017 has not been material. Taking into account insurance participation, the Company recorded an annual expense of less than $25,000 in each of 2017, 2016 and 2015, which are recorded in selling, general and administrative expenses, and expects to continue to incur fees and expenses associated therewith. The Korean Matter is expected to continue through 2018; however, it could extend beyond that time frame as a result of many factors that are outside the Company’s control and the Company cannot predict with accuracy its timing or results. A portion of the costs have been or are expected to be reimbursed under the Company’s applicable insurance policies. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. Because this is an ongoing matter, the Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to this proceeding, and the timing and amount of costs associated with the existing and any future matters. However, the applicable Korean laws provide that fines of up to 1.5 billion Korean Won (at the exchange rate on January 31, 2018 of Korean Won 1,071 = $1.00, approximately $1.4 million) may be levied on employers based on vicarious liability for convicted employees. Employees may also be subject to monetary penalties in addition to, or in lieu of, prison sentences. These amounts may be paid by the Company under certain circumstances. The Company has not recorded a provision related to the Korean Matter and ongoing investigation as of the date of this Annual Report because the Company cannot reasonably estimate the amount of the financial impact of an adverse outcome in these matters. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model. For further information about the Korean Matter, see Item 3 - Key Information - Risk Factor (w).

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

The Company has filed lawsuits against two Chinese customers of this competitor in the Shenzhen Longgang District People’s Court, in Guangdong Province, China, claiming infringement of the Company’s copyright by using software copied from the Company for operating PCB AOI systems purchased by these customers from the competitor. During November 2015, the Court ruled in favor of the Company by confirming the infringement and ordering the two customers to cease the infringing action and to cover appraisal costs. These customers filed an appeal with the Shenzhen Intermediate Court and a hearing was held in June 2016. During November 2017, the appeal court affirmed the decision of the lower court, thus concluding this legal dispute.

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

Year	Period	High	Low
2013	Full Year	14.41	8.05
2014	Full Year	16.79	13.12
2015	Full Year	22.67	14.36
2016	Full Year	34.35	19.00
	• First Quarter	24.71	19.00
	• Second Quarter	28.97	23.37
	• Third Quarter	30.11	24.59
	• Fourth Quarter	34.35	26.83

2017	Full Year	56.44	28.01
	• First Quarter	36.86	28.01
	• Second Quarter	37.48	30.25
	• Third Quarter	43.45	32.34
	• September	43.45	39.38
	• Fourth Quarter	56.44	41.71
	• October	45.16	41.71
	• November	56.44	46.20
	• December	52.22	48.44

2018	Full Year (through February 16)	57.09	44.14
	• First Quarter (through February 16)	57.09	44.14
	• January	57.09	49.33
	• February (through February 16)	53.97	44.14

*            *             *            *            *            *             *            *            *             *

On December 31, 2017, there were 31 shareholders of record of the Ordinary Shares in the United States who, among them, held a total of 48,217,860 Ordinary Shares (net of 5,089,629 Ordinary Shares held of record in the United States at such date as treasury shares), constituting approximately 99.67% of the outstanding Ordinary Shares as of that date. Such holders of record include several who are nominees for certain beneficial owners, the exact number of whom is not known to the Company. The Company believes that, as of May 22, 2017, there were in excess of 7,500 beneficial holders of the Ordinary Shares.

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

Under the Articles, a director shall vacate his or her office if that director dies, is declared bankrupt, is declared to be legally incompetent, resigns such office by notice in writing given to the Company, is not re-elected by the shareholders upon expiration of his or her term at the relevant annual general meeting of shareholders, or otherwise as provided in the Companies Law (except that the provisions of Section 230(a) of the Companies Law do not apply).

In general, the management of the business of the Company is vested in the Board, which may exercise all such powers of the Company, including the power to borrow or secure the payment of any sum or sums of money for the purposes of the Company, in such manner, at such times and upon such terms and conditions in all respects, as it sees fit. The directors may, from time to time, appoint any one or more persons, whether or not directors, to be managing director(s), general manager(s), chief executive officer(s), president(s) or any similar function with a different title, for such period, subject to the provisions of the Companies Law, and upon such terms as the directors think fit, and, subject to the limitations imposed by the Companies Law upon the delegation by a board of directors of certain powers and authorities, may entrust to and confer upon such managing director(s), general manager(s), chief executive officer(s) or president(s) such of the powers of the Board as the directors think fit, and such powers may be made exercisable for such period or periods, and for such objects and purposes, and upon such terms and conditions, and subject to such restrictions, as the directors may determine.

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

Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, as well as any engagement by a public company of a controlling shareholder or of such controlling shareholder’s relative, directly or indirectly, with respect to the provision of services to the company, and, if such person is also an Office Holder of such company, with respect to such person’s Terms of Office and Employment as an Office Holder, and if such person is an employee of the company but not an Office Holder, with respect to such person’s employment by the company, generally require the approval of the audit committee (or with respect to Terms of Office and Employment, the Remuneration Committee), the board of directors and the shareholders of the company. If required, shareholder approval must include at least a majority of the shareholders who do not have a personal interest in the transaction and are present and voting at the meeting (abstentions are disregarded). Alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent of the voting rights in the company. The Israeli Minister of Justice may determine a different percentage. Transactions that are for a period of more than three years generally need to be brought for approval in accordance with the above procedure every three years.

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

(g) Shareholder Meetings

General. Under the Companies Law and the Articles an annual general meeting of shareholders must be held at least once in every calendar year, not later than 15 months after the last preceding annual general meeting of shareholders, at such time and place as may be determined by the Board. The Board may, in its discretion, convene additional shareholder meetings and, pursuant to the Companies Law, must convene a special meeting (i) upon the demand of two directors or one quarter of the directors in office; (ii) upon the demand of the holder or holders of five percent or more of the Company’s issued share capital and one percent or more of its voting rights; or (iii) upon the demand of the holder or holders of five percent or more of its voting rights.

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

10.C Material Contracts

On June 13, 2016, the Company entered into the U.K. Facilities Agreement pursuant to which it borrowed the Term Loan and established the RCF. As of January 31, 2018, the outstanding principal amount of the Term Loan was $73.6 million and the unutilized portion of the RCF was $11.25 million. For more information, see Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources.

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

The Tax Ordinance distinguishes between ‘Real Capital Gain’ and ‘Inflationary Surplus’. The Inflationary Surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

The capital gains tax rate applicable to the Real Capital Gain of individuals upon the sale of such securities is 25% (unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at such individual’s marginal tax rate). However, a tax rate of up to 30% will apply to an individual who meets the definition of a ‘Substantial Shareholder’ on the date of the sale of the securities or at any time during the 12 months preceding such date. A ‘Substantial Shareholder’ is defined as a person who, either alone or together with any other person, holds, directly or indirectly, at least 10% of any of the means of control of a company (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director). An additional tax at a rate of 3% on the Real Capital Gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. Different tax rates and terms may apply to capital gains accrued from the sale by individuals of securities that are not publicly traded as aforesaid.

The Inflationary Surplus is generally exempt from tax, provided that such securities were acquired after December 31, 1993.

With respect to corporate investors, capital gains tax equal to the corporate tax rate (for the years ended December 31, 2014 and 2015 - 26.5%, for the year ended December 31, 2016 - 25%, for 2017 - 24%, and as of January 1, 2018 - 23%) will generally be imposed on the sale of traded shares.

If the Ordinary Shares are traded on a Recognized Exchange, gains on the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax so long as the capital gain is not made through a permanent establishment that the non-Israeli tax resident investor maintains in Israel. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty.

Israeli law also generally exempts non-resident individuals and entities from capital gains tax on the sale of securities of Israeli companies, provided that such securities are not traded on a stock exchange in Israel when sold and that the securities were acquired on or after January 1, 2009.

In some instances, where shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

(ii) Income Taxes on Dividend Distribution to Non-Israeli Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on the shares of companies that are not publicly traded at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax is to be withheld at source, unless a different rate is provided under an applicable tax treaty. In addition, as noted above, an additional tax at a rate of 3% may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. Dividends paid on the shares of companies that are publicly traded, like the Company’s Ordinary Shares, to non-Israeli residents (either individuals or corporations), although generally subject to the same tax rates applicable to dividends paid on the shares of companies that are not publicly traded, are generally subject to Israeli withholding tax at a rate of 25% (whether or not the recipient is a Substantial Shareholder), unless a different rate is provided under an applicable tax treaty. The distribution of dividends to non-Israeli residents (either individuals or corporations) from income derived from Orbotech Ltd.’s Approved Enterprises or Benefited Enterprises during the applicable benefits period is subject to withholding tax at a rate of 15%, unless a different tax rate is provided under an applicable tax treaty. To benefit from any lower tax rates under an applicable tax treaty, a non-resident of Israel would need to receive in advance a valid certificate from the ITA allowing for a reduced tax rate, or to file an appropriate tax return with the ITA claiming a refund based on the lower rate under the applicable tax treaty.

A Preferred Company distributing dividends from Preferred Income or income derived from its PTE or SPTE, would subject the recipient to a tax at the rate of 20% (or lower, if so provided under an applicable tax treaty). To benefit from any lower tax rates under an applicable tax treaty, a non-resident of Israel would need to receive in advance a valid certificate from the ITA allowing for a reduced tax rate, or to file an appropriate tax return with the ITA claiming a refund based on the lower rate under the applicable tax treaty. The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a corporate shareholder who is not an Israeli resident for tax purposes, would be subject to a tax at the rate of 4%. Such taxes would generally be withheld at source by the distributing company.

A non-Israeli resident (either individual or corporate) who has received dividend income derived from or accrued in Israel, from which the full amount of tax was withheld at source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided that: (i) such income was not derived from a business conducted in Israel by the taxpayer; and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Residents of the United States generally will have withholding tax in Israel deducted at source. As discussed below, they may be entitled to a credit or deduction for U.S. federal income tax purposes for all or part of the amount of the taxes withheld, subject to detailed rules contained in U.S. tax legislation.

(iii) U.S. - Israel Tax Treaty

The Convention between the Government of the State of Israel and the Government of the United States of America With Respect to Taxes on Income (the “Treaty”) is effective as of January 1, 1995. Under the Treaty, the maximum Israeli withholding tax on dividends paid to a holder of Ordinary Shares who is a Treaty U.S. Resident (as defined below) is generally 25%. However, pursuant to the Investment Law, dividends distributed by an Israeli company and derived from income eligible for benefits under the Investment Law will generally be subject to a reduced dividend withholding tax rate, as detailed above, subject to the conditions specified in the Treaty. The Treaty further provides that Israeli withholding tax at the rate of 15% or 12.5% will apply to dividends paid to a U.S. corporation owning 10% or more of an Israeli company’s voting shares during, in general, the current and preceding tax year of the Israeli company. The 15% rate applies to dividends distributed from income derived from an Approved Enterprise or, presumably, from a Benefited Enterprise, in each case within the applicable period or, presumably, from a Preferred Enterprise, and the lower 12.5% rate applies to dividends distributed from income derived from other sources. However, these provisions do not apply if the company has more than certain amounts of certain passive income. To benefit from any lower tax rates under the Treaty, a Treaty U.S. Resident would generally need to receive in advance a valid certificate from the ITA allowing for a reduced tax rate, or to file an appropriate tax return with the ITA claiming a refund based on the lower rate under the Treaty.

Pursuant to the Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded to such residents under the Treaty (a “Treaty U.S. Resident”), generally, will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions as prescribed in the Treaty. A sale, exchange or disposition of Ordinary Shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period, or where: (i) the capital gain arising from the disposition can be attributed to a permanent establishment of such Treaty U.S. Resident in Israel; or (ii) the Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year, will not be exempt under the terms of the Treaty from Israeli capital gains tax; however, under the terms of the Treaty, such Treaty U.S. Resident would be permitted to claim a credit for any such taxes incurred against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the Treaty and U.S. domestic law or, alternatively, apply for a tax withholding certificate that would provide a lower tax rate, prior to the payment. As mentioned above, under the provisions of domestic Israeli law, capital gains from the sale of Ordinary Shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. This exemption would generally apply notwithstanding the terms of the Treaty.

(iv) Estate Taxes

Israel presently has no estate tax.

(b) United States Federal Income Taxation

The following general discussion sets forth the material U.S. Federal income tax consequences that are applicable to the following persons who invest in Ordinary Shares, are the beneficial owners of such Ordinary Shares and hold such Ordinary Shares as capital assets (“U.S. Shareholders”): (i) individuals who are citizens or residents (as specifically defined for U.S. Federal income tax purposes) of the United States; (ii) corporations (or entities treated as corporations for U.S. Federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia; (iii) estates whose income is subject to U.S. Federal income taxation regardless of its source, and (iv) a trust if (x) it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (y) (A) a U.S. court can exercise primary supervision over the trust’s administration and (B) one or more U.S. persons are authorized to control all substantial decisions of the trust.

This discussion does not deal with: (i) all aspects of U.S. Federal income taxation that may be relevant to particular U.S. Shareholders based on their particular circumstances (including potential application of the alternative minimum tax); (ii) certain U.S. Shareholders subject to special treatment under the U.S. Federal income tax laws such as banks, broker-dealers, insurance companies, tax-exempt organizations, financial institutions, taxpayers whose functional currency is not the Dollar, regulated investment companies and real estate investment trusts, traders in securities that elect to mark-to-market, persons that will hold Ordinary Shares as part of a hedge, straddle or conversion transaction, persons subject to the alternative minimum tax and U.S. expatriates; (iii) U.S. Shareholders owning directly, indirectly or by attribution 10% or more (by voting power or value) of the Ordinary Shares of the Company; (iv) any aspect of state, local or non-U.S. tax laws; or (v) U.S. taxes that are not income taxes. Additionally, the following discussion does not consider the tax treatment of persons who hold Ordinary Shares through a partnership (or other entity treated as a partnership for U.S. Federal income tax purposes). If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend on the status of the partner and on the activities of the partnership. Partners in a partnership holding Ordinary Shares should consult their tax advisors.

This description does not address the U.S. federal estate, gift or alternative minimum tax consequences, or any state, local or foreign tax consequences, of the acquisition, ownership and disposition of Ordinary Shares.

The summary of U.S. Federal income tax laws set out below is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial decisions and published positions of the Internal Revenue Service (the “IRS”) as of the date hereof and is subject to any changes occurring in United States law after that date, which could have retroactive effect. Notably, in December 2017, the U.S. Congress approved, and the U.S. President signed into law, the “Tax Cuts and Jobs Act” (the “TCJA”), which alters significantly the U.S. Federal income tax system. Although this discussion takes into account provisions enacted under the TCJA, given the complexity of this new law, investors should consult their own tax advisors regarding its potential impact on the U.S. Federal income tax consequences to them in light of their particular circumstances.

(i) Distributions on Ordinary Shares

Distributions on Ordinary Shares paid (before reduction for Israeli withholding taxes) out of the Company’s current or accumulated earnings and profits, as determined under U.S. tax principles, will generally be treated as dividends and will be includible in a U.S. Shareholder’s ordinary income. If a U.S. Shareholder is an individual, trust or estate, dividends received from the Company will generally be treated as ‘qualified dividend income’, which is taxable to such U.S. Shareholder at preferential tax rates, provided the U.S. Shareholder has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and certain other conditions are satisfied. Dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. The Company does not intend to compute earnings and profits under U.S. tax principles. Accordingly, if the Company does not compute earnings and profits under U.S. tax principles, the entire distributions may be treated as paid out of the Company’s current or accumulated earnings and profits.

The amount of any dividend paid in Israeli currency will equal the Dollar value of the Israeli currency received calculated by reference to the spot rate of exchange in effect on the date the dividend is received by the U.S. Shareholder, regardless of whether the Israeli currency is converted into Dollars. If the Israeli currency received as a dividend is not converted into Dollars on the date of receipt, the U.S. Shareholder will have a basis in the Israeli currency equal to the Dollar value of such Israeli currency on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Israeli currency will be treated as ordinary income or loss, and generally will be income or loss from sources within the United States for U.S. foreign tax credit purposes. In addition, proposed Treasury regulations (which taxpayers may rely upon pending publication of final regulations) issued on December 18, 2017 provide that certain taxpayers may elect to ‘mark to market’ gain or loss resulting from exchange rate fluctuations with respect to such Israeli currency. The proposed regulations are complex. Investors should consult their own tax advisors regarding the applicability of such proposed regulations to their particular circumstances.

To the extent that the amount of any distribution exceeds the Company’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of adjusted tax basis in the

Ordinary Shares and thereafter as either long-term or short-term capital gain depending upon whether the U.S. Shareholder has held Ordinary Shares for more than one year as of the time such distribution is received. Such distributions (treated as a capital gain) would not give rise to income from sources outside the United States.

There is no assurance that dividends received by U.S. Shareholders from the Company will be eligible for the preferential tax rates mentioned above. Dividends that are not eligible for the preferential tax rates will be taxed at ordinary income rates.

(ii) Credit for Israeli Taxes Withheld

U.S. Shareholders may be entitled to deduct, or claim a U.S. foreign tax credit for, Israeli taxes that are withheld on dividends received, subject to applicable limitations in the Code as well as the applicable tax treaty, including separate limitations with respect to specific classes of income. Dividends paid with respect to Ordinary Shares will generally be treated as ‘passive category income’ for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes. The rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the preferential tax rates on dividends described in (i) above. In addition, dividends paid with respect to Ordinary Shares may be subject to rules applicable where United States persons own 50 percent or more (by vote or value) of a foreign corporation, and such rules could adversely affect a U.S. Shareholder’s ability to use U.S. foreign tax credits. U.S. Shareholders are encouraged to consult their own tax advisors regarding the U.S. foreign tax credit rules.

(iii) Disposition of Ordinary Shares

A U.S. Shareholder will generally recognize capital gain or loss upon the sale or exchange of Ordinary Shares in an amount equal to the difference between the amount realized and the U.S. Shareholder’s adjusted tax basis in the Ordinary Shares. Such gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period exceeds one year and otherwise will generally be short-term capital gain or loss. The deductibility of capital losses is subject to limitations. Gain or loss from the sale, exchange or other disposition of Ordinary Shares will generally be treated as from U.S. sources for U.S. foreign tax credit purposes. (See ‘U.S.-Israel Tax Treaty’ above). Long-term capital gains of individuals, trusts and estates are generally taxed at preferential rates. U.S. Shareholders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any Israeli currency received in respect of the sale, exchange or other disposition of Ordinary Shares.

(iv) Unearned Income Medicare Contribution Tax

Each U.S. Shareholder who is an individual, estate or trust is generally subject to a 3.8% Medicare tax on the lesser of (i) such U.S. Shareholder’s ‘net investment income’ for the relevant taxable year, and (ii) the excess of such U.S. Shareholder’s modified adjusted gross income for the taxable year over a certain threshold. For this purpose, net investment income generally includes dividends on and capital gains from the sale, exchange or other disposition of Ordinary Shares, subject to certain exceptions. U.S. Shareholders are encouraged to consult their own tax advisors regarding the applicability of the Medicare tax to income and gains from ownership of Ordinary Shares.

(v) Passive Foreign Investment Company

A ‘passive foreign investment company’ (“PFIC”) is generally defined as any foreign corporation at least 75% of whose gross income for the taxable year is passive income, or at least 50% of the average quarterly value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. For the purpose of determining whether a foreign corporation is a PFIC, such corporation is also deemed to hold its proportionate share of the assets and receive its proportionate share of the income of any corporation in which it owns directly or indirectly at least 25% by value of the stock. The Company believes that it is not and has not been a PFIC for U.S. Federal income tax purposes for taxable years through 2017, and the Company believes that it should not become a PFIC for taxable years after 2017. If the Company were to become a PFIC, for any taxable year during which a U.S. Shareholder holds Ordinary Shares, several adverse U.S. Federal income tax consequences (including, but not limited to, the treatment of dividends received by U.S. Shareholders who are individuals, trusts or estates as other than qualified dividend income) could apply.

(vi) Backup Withholding and Information Reporting

A U.S. Shareholder may, under certain circumstances, be subject to information reporting requirements and ‘backup withholding’ at a 24% rate on payments of dividends on, and the proceeds of disposition of, Ordinary Shares. Backup withholding will generally apply if a U.S. Shareholder: (a) fails to furnish its social security or other taxpayer identification number (“TIN”) (generally on IRS Form W-9) within a reasonable time after the request therefor; (b) furnishes an incorrect TIN; (c) is notified by the IRS that it has failed properly to report payments of interest and dividends; or (d) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. U.S. Shareholders should consult their tax advisors regarding their qualification for exemption, if applicable. The amount of backup withholding from a payment to a U.S. Shareholder generally will be allowed as a credit against such U.S. Shareholder’s U.S. Federal income tax liability and may entitle such U.S. Shareholder to a refund, provided that the required information is furnished to the IRS.

(vii) Tax Return Disclosure

The Foreign Account Tax Compliance Act (“FATCA”) generally subjects U.S. individuals that hold certain specified foreign financial assets (which include stock of a non-U.S. corporation) to U.S. return disclosure obligations (and related penalties for failure to disclose). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. Such U.S. individuals are required to file IRS Form 8938 with their U.S. Federal income tax returns, unless an exception applies. Generally, U.S. Shareholders may be subject to these reporting requirements unless their Ordinary Shares are held in an account at a domestic financial institution or certain other exceptions apply. Penalties for failure to file certain of these information returns may be substantial. U.S. Shareholders that are individuals are encouraged to consult their tax advisors regarding the filing of IRS Form 8938.

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

The Company’s derivative transactions in 2017 were executed through Israeli and international banks. The Company is exposed to counterparty risk arising from certain of its financial instruments and derivative contracts and it could be adversely affected by the soundness of counterparties, which include customers, suppliers and financial institutions. The Company uses derivatives to hedge certain exchange rate risk by entering into exchange rate-based derivative instruments with financial institution counterparties, such as broker/dealers, commercial banks and investment banks. These transactions are typically entered into on an unsecured basis and should the counterparty fail to honor its obligations under the relevant agreements, the Company could sustain losses which could have an adverse effect on its business, financial condition and results of operations.

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

The table below details the Balance Sheet Exposure, expressed in currency and geographical terms, as of December 31, 2017 (at fair value - as explained below). All data in the table have been converted for convenience into Dollar equivalents (in millions). The Company does not have any Balance Sheet Exposure maturing beyond 2018 that would have a material effect on its business, financial condition or results of operations.

	Euro	GBP	Japanese Yen	Chinese Renminbi	Other Far Eastern Currencies*	NIS	Total
Israel	(1.8)		(1.2)			(9.0)	(12.0)
Europe	2.3						2.3
U.K.		(3.5)					(3.5)
Japan			19.5				19.5
China				33.3			33.3
Far East					25.4		25.4

Total	0.5	(3.5)	18.3	33.3	25.4	(9.0)	65.0

*	Includes Korean Won and Taiwanese dollar.

Explanatory note:

(1)	The data presented in the table reflects the net exposure after taking into account set-offs between matching non-Dollar denominated assets and liabilities.

The Company enters into forward exchange contracts to hedge its Balance Sheet Exposure as well as certain future cash flows in connection with payroll and related expenses and anticipated probable transactions which are expected to be denominated in non-Dollar currencies. The terms of most existing currency derivatives are less than three months and most do not exceed one year. The table below details the hedging acquired in forward exchange contracts in order to limit foreign currency exposure risks. The notional amounts of these forward exchange contracts, as of December 31, 2017, were as follows (Dollars in millions).

	Euro	GBP	Korean Won	Taiwanese Dollar	Japanese Yen	NIS	Total
Israel						30.4	30.4
Europe	14.4						14.4
U.K.		10.7					10.7
Japan					56.8		56.8
Far East			23.1	21.2			44.3

Total	14.4	10.7	23.1	21.2	56.8	30.4	156.6

(c) Fair Value of Derivatives

The fair value of derivatives as of December 31, 2017 constituted assets and liabilities of approximately $0.6 million and $1.2 million, respectively. The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date.

(d) Interest Rate Risk Management

The interest rate on $73.6 million of the Company’s debt is variable. As a result, interest expense would increase if interest rates rise. Fluctuations in LIBOR may increase the Company’s overall debt service obligation. An increase of 1% in the interest rate payable on the Company’s outstanding variable rate debt would increase its annual debt service requirements by approximately $0.74 million, assuming the applicable leverage ratio remains constant. The Company did not enter any swap agreement to hedge the floating rate risk.

A significant portion of the Company’s cash, cash equivalents and short-term bank deposits bear interest. The annual interest rates as of December 31, 2017 ranged up to 1.6%. Due to the relatively short-term maturities of the Company’s cash and deposits portfolio, an immediate 10% change in interest rates is not expected to have a material effect on the Company’s near-term financial condition or results of operations.

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

The Company’s management (with the participation of the chief executive officer and chief financial officer) conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

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

Mr. Dan Falk, a member of the Registrant’s Audit Committee, has been designated by the Board as an Audit Committee Financial Expert under the applicable rules and regulations of the SEC and as having financial and accounting expertise under the Companies Law and applicable regulations. Mr. Falk is ‘independent’, as that term is defined in the Nasdaq listing standards. In addition, the Audit Committee and the Board have determined that Mr. Falk also qualifies as an independent director under the Companies Law. For information as to certain financial, accounting and professional qualification requirements for external and other directors under the Companies Law, see Item 6 - Directors, Senior Management and Employees - Board Practices - Membership of Board; External Directors; Independent Directors; Financial Experts.

Item 16B.	Code of Ethics

The Company has a code of business conduct and ethics, which was amended most recently in 2017, and is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions (the “Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to: promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest; promote full, fair, accurate, timely and understandable disclosure in all material respects in reports and documents the Company files with, or furnishes to, the SEC and other applicable governmental authorities, and in its other public communications; promote compliance with applicable laws and governmental rules and regulations including the United States Foreign Corrupt Practices Act of 1977, the United Kingdom Bribery Act 2010 and the Israel Penal Law, 1977; promote equal opportunity and maintain a respectful and affirming workplace; ensure the protection of the Company’s assets, including its intellectual property, and legitimate business interests; deter wrongdoing; ensure that the intellectual property rights of third parties are respected; promote the prompt internal reporting of violations of the Code of Ethics to the appropriate person at the Company; and promote accountability and adherence to the Code of Ethics. The Company encourages all of its directors, officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so.

There is an ongoing criminal investigation in Israel against the Company, certain of its employees and its tax consultant related to tax positions taken by the Company in the tax audit period of fiscal years 2012-2014 as well as in prior fiscal periods. In light of the Assessment and the criminal investigation, the Audit Committee retained the Company’s outside counsel and an accounting firm to assist it in reviewing the Company’s tax returns in Israel for certain periods since 2009. As part of this review, the Audit Committee reviewed the Company’s transfer pricing practices in key geographies, whether the Company had individuals with appropriate seniority, knowledge and experience in key tax positions and whether senior management set an appropriate ‘tone at the top’ for an ethical and effective control environment. The Audit Committee did not identify any fraudulent or criminal activity in the course of its review. However, it did find that certain documentation practices related to tax matters, including transfer pricing, could be improved and directed management to implement a plan with respect thereto. Management has reported to the Audit Committee that it expects to address this fully in 2018. To expand the Company’s tax and related accounting expertise, senior management created a tax director position in 2015. Since the hiring of a tax director in 2015 and the expansion of the accounting staff, the Audit Committee believes any issue has been addressed. The Audit Committee and its advisors had the full cooperation of management and the Audit Committee did not identify any ‘tone at the top’ issues or any significant issues in the Company’s control environment. Accordingly, there have not been any explicit or implicit waivers of the Code of Ethics during the year ended December 31, 2017.

The Code of Ethics may be accessed through the Corporate Website. In addition, the Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company’s corporate headquarters in Israel.

For more information about the ongoing criminal investigation in Israel, see Item 3 - Key Information - Risk Factor (v). The Company has received the Assessment from the ITA and is subject to a criminal investigation by the ITA which could result in the Company increasing its provisions or taking a charge in future periods and/or civil and criminal penalties against the Company and its employees.

Item 16C.	Principal Accountant Fees and Services

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s independent auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The general practice of the Audit Committee is to receive from the Company’s management, either at the time of the Audit Committee’s final review of management’s annual report on internal control over financial reporting or at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company by Kesselman & Kesselman and/or other member firms of PwC, as well as a report regarding the extent of such services actually provided by Kesselman & Kesselman and PwC during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Mr. Dan Falk, a member of the Audit Committee and its appointed delegate in respect of audit-related and non-audit-related services. Additional services from Kesselman & Kesselman and PwC and any increase in budgeted amounts will similarly be submitted for pre-approval during the year by the Audit Committee on a case-by-case basis.

All audit-related and non-audit-related services performed by Kesselman & Kesselman and/or other member firms of PwC during 2017 and 2016 were pre-approved by the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees paid by the Company to Kesselman & Kesselman and/or other member firms of PwC for all services, including audit services, for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
Audit fees (1)	$1,263,000	$1,080,000
Audit-related fees (2)	218,000	346,000
Tax fees (3)	526,000	611,000

Total	$2,007,000	$2,037,000

(1)	Includes professional services rendered with respect to the audits of the Company’s annual consolidated financial statements, the audits of management’s assessment of internal control over financial reporting, review of consolidated quarterly financial statements, statutory audits of the Company, consents and assistance with review of documents filed with the SEC.
(2)	Includes consultations concerning regulatory matters and special projects and, in 2016, mainly includes fees and consultations concerning the 2016 Offering and associated refinancing.

(3)	Includes fees for services related to tax compliance, including assistance in preparation of tax returns, claims for refund and assistance with audits and appeals; and tax planning and advice, including advice related to acquisitions and dispositions, issues with respect to transfer pricing and other.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

None

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during the year ended December 31, 2017.

Item 16F.	Change in Registrant’s Certifying Accountant

None

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

(1.1)	Memorandum of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit A from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(1.2)	Articles of Association reflecting amendments integrated into the text (incorporated by reference to Exhibit 1.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (File No. 000-12790) filed on February 27, 2015).

(2.1)	Forms of Share Certificates Representing Ordinary Shares (incorporated by reference to Exhibit 2.1 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2000 (File No. 000-12790)). ( P )

(4.1)	Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (incorporated by reference to Exhibit 4.2 from the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (File No. 000-12790) filed on March 30, 2006).

(4.2)	2010 Equity-Based Incentive Plan (incorporated by reference to Exhibit A to the Company’s Report on Form 6-K (File No. 000-12790) filed on July 26, 2010).

(4.3)	2015 Equity-Based Incentive Plan (incorporated by reference to Exhibit A to the Company’s Report on Form 6-K (File No. 000-12790) filed on June 29, 2015).

(4.4)	Directors Annual Equity Award Plan (incorporated by reference to Exhibit B from the Company’s Report on Form 6-K (File No. 000-12790) filed on June 29, 2015).

(4.5)	Compensation Policy (incorporated by reference to Exhibit A from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 8, 2016).

(4.6)	Letter of Indemnification and Release (incorporated by reference to Exhibit D from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 6, 2013).

(4.7)	Facilities Agreement in respect of term and revolving loan facilities of $125,000,000 dated 13 June 2016 for SPTS Technologies Investments Limited arranged by Barclays Bank PLC and Lloyds Bank PLC with Lloyds Bank PLC acting as Security Agent (incorporated by reference to Exhibit 99.2 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on June 13, 2016).

(8.1)	List of Subsidiaries.

The following are the principal subsidiary entities of Orbotech Ltd. (all wholly-owned except as indicated):

Name	Jurisdiction of Organization
• Orbotech, Inc.	United States
• Photon Dynamics, Inc.	United States
• Orbotech LT Solar LLC (indirectly owned approximately 80% by Orbotech Ltd.)	United States
• Orbotech S.A.	Belgium
• Laser Imaging Systems GmbH	Germany
• New System s.r.l.	Italy
• Orbotech Pacific Ltd.	Hong Kong
• Orbotech Holding U.K. Limited	United Kingdom
• SPTS Technologies Group Limited	United Kingdom
• Orbotech Singapore Corporation Pte. Ltd.	Singapore
• Orbotech B.V.	The Netherlands
• Orbotech Asia Ltd.	Hong Kong
• Orbotech Japan Co., Ltd.	Japan
• Orbograph Ltd. (owned approximately 94% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Ltd. (owned 50% by Orbotech Ltd.)	Israel
• Frontline P.C.B. Solutions Limited Partnership	Israel

(12.1)	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(12.2)	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

(13.1)	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(15.1)	Consent of Independent Registered Public Accounting Firm.

(15.2)	Capital Allocation Policy (incorporated by reference to Exhibit 99.1 from the Company’s Current Report on Form 6-K (File No. 000-12790) filed on August 21, 2014).

(101)	Interactive Data Filing.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ORBOTECH LTD.

By:	/s/ Asher Levy
Asher Levy
Chief Executive Officer

Dated: February 23, 2018

ORBOTECH LTD.

(An Israeli Corporation)

2017 CONSOLIDATED FINANCIAL STATEMENTS

ORBOTECH LTD.

2017 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

ORBOTECH LTD.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Orbotech Ltd. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the consolidated “financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management and Board of Directors are responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

Tel-Aviv, Israel	Kesselman & Kesselman
February 23, 2018	Certified Public Accountants (Isr.) A member of PricewaterhouseCoopers International Limited

We have served as the Company’s auditor since 1992.

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

	December 31
	2017	2016
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$315,803	$216,292
Restricted cash		12,487
Short-term bank deposits	4,115	789
Trade receivables	362,839	326,343
Prepaid expenses and other current assets	56,448	47,258
Inventories	182,152	132,435

Total current assets	921,357	735,604

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	7,888	7,012
Funds in respect of employee rights upon retirement	10,622	8,375
Deferred income taxes	43,157	19,840
Equity method investees and other receivables	5,556	9,113

	67,223	44,340

PROPERTY, PLANT AND EQUIPMENT, net	69,612	62,375

OTHER INTANGIBLE ASSETS, net	68,226	84,210

GOODWILL	177,486	176,374

Total assets	$1,303,904	$1,102,903

/s/ YOCHAI RICHTER	)	Active Chairman of the
Yochai Richter	)	Board of Directors

/s/ ASHER LEVY	)
Asher Levy	)	Chief Executive Officer

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS (continued)

	December 31
	2017	2016
	U.S. dollars in thousands
LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Current maturities of long-term loan	$16,364	$16,364
Accounts payable and accruals:
Trade	96,166	72,085
Other	123,510	114,692
Deferred income	37,445	28,576

Total current liabilities	273,485	231,717

LONG-TERM LIABILITIES:

Long-term loan, net	56,117	72,002
Liability with respect to Applied Microstructures, Inc. (“AMST”)		1,471
Liability for employee rights upon retirement	24,997	22,973
Deferred income taxes	14,536	14,392
Other tax liabilities	22,901	7,567

Total long-term liabilities	118,551	118,405

COMMITMENTS AND CONTINGENT LIABILITIES (see Note 9)

Total liabilities	392,036	350,122

EQUITY:
Orbotech Ltd. equity
Ordinary shares of New Israeli Shekels (“NIS”) 0.14 par value per share (“Ordinary Shares”)
Authorized at December 31, 2017 and 2016:
80,000,000 Ordinary Shares
Issued at December 31, 2017 and 2016:
53,788,799 and 53,219,226 Ordinary Shares, respectively
Outstanding at December 31, 2017 and 2016:
48,378,026 and 47,808,453 Ordinary Shares, respectively	2,404	2,381
Additional paid-in capital	433,922	420,185
Retained earnings	572,544	440,159
Accumulated other comprehensive income (loss)	252	(9,221)
Less treasury shares, at cost at December 31, 2017 and 2016: 5,410,773 Ordinary Shares	(99,539)	(99,539)

Total Orbotech Ltd. equity	909,583	753,965

Non-controlling interests	2,285	(1,184)

Total equity	911,868	752,781

Total liabilities and equity	$1,303,904	$1,102,903

The accompanying notes are an integral part of the consolidated financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2017	2016	2015
	U.S. dollars in thousands (except per share data)
REVENUES:
Sales of products	$674,466	$588,396	$537,370
Service rendered	226,390	218,006	215,147

	900,856	806,402	752,517

COST OF REVENUES:
Cost of products sold	337,077	304,455	285,503
Cost of service rendered	138,461	129,540	127,216

	475,538	433,995	412,719

GROSS PROFIT	425,318	372,407	339,798
RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	132,541	112,425	108,516
Less - government participations	7,107	5,330	4,662

NET RESEARCH AND DEVELOPMENT COSTS	125,434	107,095	103,854
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	143,363	124,356	117,493
EQUITY IN EARNINGS OF FRONTLINE	(4,524)	(3,445)	(5,849)
AMORTIZATION OF INTANGIBLE ASSETS	25,006	27,456	30,224
GAIN FROM THE SALE OF THE THERMAL PRODUCTS BUSINESS			(628)
GAIN FROM RELEASE OF AMST EARN-OUT PAYMENT OBLIGATION	(1,471)

OPERATING INCOME	137,510	116,945	94,704
FINANCIAL EXPENSES - net	5,535	21,042	23,585

INCOME BEFORE TAXES ON INCOME	131,975	95,903	71,119
TAXES ON INCOME	1,088	16,308	13,788
SHARE IN LOSSES OF EQUITY METHOD INVESTEE		600	615

NET INCOME	130,887	78,995	56,716
NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	1,498	443	55

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	$132,385	$79,438	$56,771

EARNINGS PER SHARE ATTRIBUTABLE TO ORBOTECH LTD.:
Basic	$2.76	$1.74	$1.34

Diluted	$2.71	$1.71	$1.31

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - IN THOUSANDS:
Basic	47,989	45,534	42,412

Diluted	48,850	46,461	43,322

The accompanying notes are an integral part of the consolidated financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year ended December 31
	2017	2016	2015
	U.S. dollars in thousands
Net income	$130,887	$78,995	$56,716

Other comprehensive income (loss):
Gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes	9,420	(7,610)	451
Net change with respect to available-for-sale securities, net of taxes	53	(105)	23

Total other comprehensive income (loss)	9,473	(7,715)	474

Total comprehensive income	140,360	71,280	57,190
Comprehensive loss attributable to non-controlling interests	1,498	443	55

Total comprehensive income attributable to Orbotech Ltd.	$141,858	$71,723	$57,245

The accompanying notes are an integral part of the consolidated financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury shares	Non controlling interest	Total equity
	Number of shares	Amount
	In thousands	U.S. dollars in thousands
BALANCE AT JANUARY 1, 2015	47,264	$2,163	$293,056	$303,950	$(1,980)	$(99,539)	$(769)	$496,881
Comprehensive income				56,771	474		(55)	57,190
Exercise of equity awards	1,226	46	9,823					9,869
Compensation relating to equity awards granted			3,733				83	3,816

BALANCE AT DECEMBER 31, 2015	48,490	$2,209	$306,612	$360,721	$(1,506)	$(99,539)	$(741)	$567,756
Comprehensive income				79,438	(7,715)		(443)	71,280
Issuance of shares, net of issuance expenses in the amount of $1.1 million	3,850	139	99,823					99,962
Exercise of equity awards	879	33	7,394					7,427
Compensation relating to equity awards granted			6,356					6,356

BALANCE AT DECEMBER 31, 2016	53,219	$2,381	$420,185	$440,159	$(9,221)	$(99,539)	$(1,184)	$752,781
Comprehensive income				132,385	9,473		(1,498)	140,360
PixCell Medical Technologies, Ltd. (“PixCell”) step acquisition							4,967	4,967
Exercise of equity awards	570	23	3,861					3,884
Compensation relating to equity awards granted			9,876					9,876

BALANCE AT DECEMBER 31, 2017	53,789	$2,404	$433,922	$572,544	$252	$(99,539)	$2,285	$911,868

The accompanying notes are an integral part of the consolidated financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31
	2017	2016	2015
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$130,887	$78,995	$56,716
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	44,543	44,756	45,282
Compensation relating to equity awards granted	9,876	6,356	3,816
Decrease (increase) in liability for employee rights upon retirement, net	1,028	943	(113)
Long-term loans discount amortization		1,866	897
Deferred financing costs amortization	479	5,692	2,010
Deferred income taxes	(29,241)	(2,693)	(2,024)
Amortization of premium and accretion of discount on marketable securities, net	167	145	145
Equity in earnings of Frontline, net of dividends received	(727)	1,261	(540)
Other	127	751	1,014
Gain from PixCell step acquisition	(478)
Gain from the sale of the Thermal Products Business			(628)
Gain from release of AMST earn-out of payment obligation	(1,471)
Increase in accounts receivable:
Trade	(36,496)	(41,607)	(37,067)
Other	(10,568)	(2,921)	(5,507)
Increase in accounts payable and accruals:
Trade	24,030	6,898	353
Other (including other long-term tax liabilities)	36,845	7,994	13,915
Increase (decrease) in deferred income	8,869	(1,056)	(7,770)
Decrease (increase) in inventories	(47,914)	1,080	18,765

Net cash provided by operating activities	$129,956	$108,460	$89,264

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(24,445)	(23,550)	(19,348)
Purchase of intellectual property	(700)
Proceeds from sale of property, plant and equipment	157
Consideration received from the sale of the Thermal Products Business		12,000	10,000
Withdrawal (deposit) of bank deposits	(3,326)	8,761	450
Purchase of marketable securities	(1,994)	(5,553)	(1,099)
Redemption and sale of marketable securities	1,004	4,337	821
Investment in equity method investee		(1,000)	(1,500)
Step acquisition of subsidiary consolidated for the first time (a)	102
Acquisition of AMST		(6,429)
Withdrawal (deposit) of funds in respect of employee rights upon retirement	(1,250)	249	510

Net cash used in investing activities	$(30,452)	$(11,185)	$(10,166)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term loan		(239,635)	(59,615)
Repayment of bank loan	(16,364)	(20,000)
Bank loan, net of financing costs		108,031
Issuance of shares, net		99,962
Share options exercised	3,884	7,427	9,869

Net cash used in financing activities	$(12,480)	$(44,215)	$(49,746)

NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	87,024	53,060	29,352
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	228,779	175,719	146,367

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$315,803	$228,779	$175,719

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$2,489	$6,722	$14,278

Income taxes paid	$18,395	$16,451	$10,138

Income taxes refunded	$499	$385	$519

Receivable on account of the sale of the Thermal Products Business			$12,000

Purchase of property, plant and equipment on credit	$1,829	$399	$2,041

(a) Step acquisition of subsidiary consolidated for the first time:
Property, plant and equipment	(168)
Deferred tax liability	682
Goodwill	(1,112)
In-process research and development (“IPR&D”)	(8,800)

	(9,398)

Less:
Gain from acquisition of subsidiary consolidated for the first time	478
Non-controlling interest	4,750
Equity investment	4,272

Cash in acquisition of subsidiary consolidated for the first time	$102

The accompanying notes are an integral part of the consolidated financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

a.	General

(i)	Nature of operations

Orbotech Ltd. (the “Company” or “Orbotech”) is an Israeli company whose core business lies in enabling electronic device manufacturers to inspect, test and measure printed circuit boards (“PCB”s) and flat panel displays (“FPD”s) to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in semiconductor device (“SD”) and semiconductor manufacturing and to perform laser drilling of electronic substrates (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’.

The products designed, developed, manufactured, marketed and serviced by the Company include: direct imaging (“DI”), automated optical inspection (“AOI”), automated optical shaping (“AOS”), via formation (“VF”) laser drilling tools, additive printing solutions (previously known as inkjet printing) and other production systems used in the manufacture of PCBs; AOI, test, repair and process monitoring systems used in the manufacture of FPDs; and etch, physical vapor deposition (“PVD”), chemical vapor deposition (“CVD”) and molecular vapor deposition (“MVD”) equipment for use in the manufacture of SDs, such as micro-electro-mechanical systems (“MEMS”), advanced semiconductor packaging (“Advanced Packaging”), power and radio frequency (“RF”) devices and high brightness light emitting diode (“HBLED”) devices.

The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production, which are designed and developed by Frontline P.C.B. Solutions Limited Partnership (“Frontline”). In addition, through its subsidiary, Orbotech LT Solar, LLC (“OLTS”), the Company is engaged in the research, development and marketing of products for the deposition of thin film coating of various materials on crystalline silicon photovoltaic wafers for solar energy panels through plasma-enhanced chemical vapor deposition (“PECVD”); and, through its subsidiary Orbograph Ltd. (“Orbograph”), in the development and marketing of character recognition solutions to banks, financial and other payment processing institutions and healthcare providers.

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

The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the United States dollar (the “Dollar”).

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

Monetary accounts maintained in currencies other than the Dollar are re-measured to the Dollar at the balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the rate in effect at the date of the transaction. The effects of foreign currency re-measurement are recorded in financial expenses - net.

(iv)	Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Some of those judgments can be subjective and complex and, consequently, actual results may differ materially from those estimates and assumptions. As applicable to these financial statements, the most significant estimates and assumptions relate to revenue recognition, inventories, deferred tax assets, provision for uncertain tax positions, provision for doubtful accounts, goodwill, intangible assets and contingencies.

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

Approximately 16% of OLTS’s equity interest as at December 31, 2017 is held by the two developers of certain of OLTS’s technology. Each of these two developers holds a put option to sell his holdings in OLTS to, at the Company’s election, the Company and/or OLTS. These put options became exercisable commencing from 2015, subject to the achievement of a certain financial milestone by OLTS (which was not met in any of 2017, 2016 or 2015). The purchase price to be paid by the Company and/or OLTS upon the exercise of these put options shall be equal to the fair market value of the equity interest being sold, as determined by an external appraiser. There is a limit on the number of equity interest units that the two developers may require the Company to purchase, upon exercise of these put options, each year. The put options shall expire upon the earlier of an initial public offering, merger and acquisition transaction or a third party investment in OLTS that results in such third party holding at least 5% of OLTS’s equity interest.

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

The Company has restricted cash deposited as a guarantee for customers in interest bearing deposits. The Company classifies these amounts as a current asset due to their short maturity. As of December 31, 2017 the Company does not hold any restricted cash.

e.	Short-term bank deposits

Bank deposits with original maturity dates of more than three months but less than one year are included in short-term bank deposits. As of December 31, 2017 and 2016, short-term deposits are in Dollars, Chinese Renminbi and Euros and bear interest at an average annual rate of 1.55% and 0.16%, respectively.

f.	Concentration of credit risks and allowance for doubtful accounts

As of December 31, 2017 and 2016, most of the Company’s cash and cash equivalents were deposited with major Israeli, European, United States and Far Eastern banks. The Company is of the opinion that the credit risk in respect of these balances is not material.

The Company performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts. In respect of sales to customers in certain economies, the Company generally requires letters of credit from banks.

The allowance for doubtful accounts is determined for specific debts doubtful of collection.

The Company routinely receives letters of credit or promissory notes in connection with sales of products in the Far East and Japan. From time to time, the Company may sell some of these letters of credit and promissory notes to third parties at a discount in return for cash. The resulting costs related to the letters of credit and promissory notes are charged to ‘financial expenses - net’, as incurred. During the years ended December 31, 2017, 2016 and 2015, the Company sold face amounts of $89.4 million, $37.8 million and $35.4 million, respectively, of these letters of credit and promissory notes.

g.	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined as follows: components, products in process and finished products - on the weighted average basis; and labor and overhead - on the basis of actual manufacturing costs, assuming normal manufacturing capacity. Net realizable value is determined based on estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

The Company periodically assesses inventory for obsolescence and excess balances and reduces the carrying value by an amount equal to the difference between its cost and the net realizable value, when applicable.

The net realizable value is primarily estimated based on future demand forecasts, as well as, historical sales trends, product life cycle status and product development plans.

h.	Marketable securities

As of December 31, 2017 and 2016, all of the Company’s investments in marketable securities were classified as available-for-sale securities.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Securities classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of other comprehensive income (loss) in equity until realized.

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

j.	Property, plant and equipment

These assets are stated at cost and are depreciated by the straight-line method over their estimated useful lives.

Annual rates of depreciation are as follows:

%
Machinery and equipment	10-33
(mainly 20)
Leasehold improvements	Over the term of the lease (mainly 10)
Buildings	3
Office furniture and equipment	6-33
Computer equipment	20-33
Vehicles	15-25

k.	Other intangible assets

Acquired intangible assets are presented at cost, net of accumulated amortization and impairments. Definite intangible assets consist primarily of intellectual property and customer relations, and are being amortized on a straight-line basis over periods of five to seven years and, in some cases, up to 12 years. The Company capitalizes in-process research and development projects acquired as part of a business combination. Upon successful completion of each project, IPR&D assets are reclassified to developed technology and amortized over their estimated useful lives.

l.	Impairment of long-lived assets

Long-lived assets, including definite life intangible assets, held and used by an entity are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the assets (or asset group) may not be recoverable. In the event that the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets (or asset group) is less than the carrying amount of such assets, an impairment charge would be recognized, and the assets (or asset group) would be written down to their estimated fair values.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Indefinite-life intangible assets are not amortized but rather tested for impairment annually, or whenever events or circumstances present an indication of impairment. The Company applies the Financial Accounting Standards Board (the “FASB”) guidance that permits the Company to make a qualitative assessment of whether the indefinite-lived asses is impaired or opt to bypass the qualitative assessment and proceed directly to determine the indefinite-lived intangible asset’s fair value. If the Company determines, based on the qualitative tests, that it is not likely than not that the indefinite-lived asset is impaired, no further action is required. Otherwise, the Company is required to perform the quantitative impairment test by comparing the fair value of the indefinite-lived asset to its carrying amount. If the indefinite-lived intangible asset is considered to be impaired, an impairment charge is recorded as the amount of which the carrying amount of the asset exceeds its fair value.

No impairment charges were recorded in the years ended December 31, 2017, 2016 and 2015.

m.	Goodwill

Goodwill is not amortized, but rather tested for impairment annually, as of September 30 of each year, or whenever events or circumstances present an indication of impairment, by assessing the fair value of the Company’s various reporting units.

The goodwill impairment test is applied by performing qualitative and/or quantitative assessments before calculating the fair value of the reporting unit. If, on the basis of these factors, it is considered more likely than not that the fair value of the reporting unit is higher than the carrying amount, further testing of goodwill for impairment would not be required. Otherwise, goodwill impairment is tested using a two-step approach.

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

In the years ended December 31, 2017 and 2015, the Company elected to perform qualitative assessments, and in the year ended December 31, 2016, the Company elected to perform a quantitative assessment for the annual goodwill impairment test.

As a result of performing the annual impairment tests, on September 30, 2017, 2016 and 2015, the Company determined that there was no impairment with respect to goodwill.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company’s revenue arrangements contain multiple elements, as it grants its customers a warranty on products sold, which includes the provision of post-sale service and maintenance, usually for a period of six to 12 months and installation service. Upon meeting the revenue recognition criteria of the product, the Company records a portion of the sale price that relates to the value of the service and maintenance expected to be performed during the aforementioned period as deferred income, and recognizes it as service revenue ratably over such period. In addition, the Company defers the value of the installation and training and recognizes it upon completion of installation and training.

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

The Company recognizes revenue from the sale of software to end users upon delivery, provided that appropriate signed documentation of the arrangement, such as a signed contract, purchase order or letter of agreement, has been received by the Company, the fee or sale price is fixed or determinable, and collectability is reasonably assured. When software is made available to customers electronically, it is deemed to have been delivered when the Company has provided the customer with the access codes necessary to enable immediate possession of the software. If collectability is not considered probable, revenue is recognized when the fee or sale price is collected. Maintenance revenues are comprised of revenue from support arrangements which include technical support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these services are deferred and recognized on a straight-line basis over the life of the related agreement, which is typically one year.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Shipping and handling costs

Shipping and handling costs are classified as a component of cost of revenues.

q.	Taxes on income

(i)	Deferred income taxes

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

The Company may incur additional tax liability in the event of intercompany dividend distributions by some of its subsidiaries. Such additional tax liability in respect of these non-Israeli subsidiaries has not been provided when the Company intends to reinvest earnings of foreign subsidiaries indefinitely.

Tax liabilities that would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company’s intention to hold, and not to realize, these investments.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the spot component are recorded in other comprehensive income or loss, as ‘gain (loss) in respect of derivative instruments designated for cash flow hedge, net of taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges, if any, and hedge components such as time value, excluded from assessment of effectiveness testing, are recognized immediately in the statement of operations among ‘financial expenses - net’. Changes in the fair value of other derivatives not designated as hedging instruments are recognized in the statement of operations among ‘financial expenses - net’ and amounted to a loss of $2,702,000 in the year ended December 31, 2017, and gains of $294,000 and $1,192,000 in the years ended December 31, 2016 and 2015, respectively.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item. Cash flows from other economic derivatives remain part of cash flows from operating activities.

t.	Share-based compensation

Equity awards granted to employees and directors are accounted for using the grant date fair value method. The fair value of share-based payment transactions is recognized as an expense over the requisite service period.

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

u.	Comprehensive income or loss

In addition to net income, comprehensive income or loss includes: (i) gains or losses in respect of derivative instruments designated as cash flow hedges, net of taxes (see s. above); and (ii) unrealized gains and losses arising from securities classified as available-for-sale, net of taxes (see h. above).

v.	Earnings per share

Basic earnings per share are computed based on the weighted average number of shares outstanding during each year (net of treasury shares). In computing diluted earnings per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method.

w.	Deferred financing costs

Deferred financing costs related to a recognized debt liability are presented as a direct deduction from the carrying amount of that debt liability.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

x.	Impact of recently issued accounting pronouncements

(i)	In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products are transferred to customers. ASU 2014-09 became effective for the Company beginning in the first quarter of 2018.

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

The Company adopted the New Revenue Standards in the first quarter of 2018 retrospectively with the cumulative effect recognized as of the date of adoption.

The Company analyzed the impact of the New Revenue Standards on its contract portfolio by reviewing its current accounting policies and practices to identify potential differences that would result from applying the requirements of the New Revenue Standards to its revenue contracts. In addition, the Company identified and implemented appropriate changes to its business processes and related policies to support recognition and disclosure under the New Revenue Standards.

The cumulative effect of adopting the New Revenue Standards on the Company’s revenues and operating income is not material, as the analysis of the Company’s contracts under the New Revenue Standards supports the recognition of revenue at a point in time for the majority of its contracts, which is consistent with its current revenue recognition model. Revenue on the majority of the Company’s contracts will continue to be recognized upon delivery because this represents the point in time at which control is transferred to the customer. Revenues derived from performance obligations such as warranty and service contracts will continue to be recognized over the period of the service. In addition, the number of the Company’s performance obligations under the New Revenue Standards is not materially different from the Company’s contract elements under the existing standard. Finally, the accounting for the estimate of variable consideration is not materially different compared to the Company’s current practice.

The Company also does not expect the New Revenue Standards to have a material impact on its consolidated balance sheet.

(ii)	In January 2016, the FASB issued ASU No. 2016-01, Recognition and measurement of financial assets and liabilities (“ASU 2016-01”), which relates to certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. Most prominent among the changes in the standard is the requirement for changes in the fair value of the Company’s equity investments, with certain exceptions, to be recognized through net income rather than other comprehensive income. ASU 2016-01 will be effective for annual reporting periods and interim periods within those years beginning after December 15, 2017. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-01 on its consolidated financial statements.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

(iii)	In February 2016, the FASB issued ASU No. 2016-02 leases (Topic 842) (“ASU 2016-02”), which revises lease accounting guidance. Under ASU 2016-02, lessees will be required to recognize a right-of-use asset and a lease liability for all leases, other than leases that meet the definition of a short-term lease. The liability and the right-of-use asset arising from the lease will be measured at the present value of the lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. ASU 2016-02 must be adopted using a modified retrospective transition approach. The Company is currently evaluating the impact of the adoption of ASU 2016-02 on its consolidated financial statements.

(iv)	In June, 2016, the FASB issued ASU No. 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2019. The Company is currently in the process of evaluating the impact of the adoption of ASU 2016-13 on its consolidated financial statements.

(v)	In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments (a Consensus of the FASB Emerging Issues Task Force) (“ASU 2016-15”). ASU 2016-15 provides guidance on eight specific cash flow classification issues: debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, corporate and bank-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017. The Company does not anticipate a significant impact upon adoption of ASU 2016-15.

(vi)	In October, 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory (“ASU 2016-16”), which eliminates the exception for an intra-entity transfer of an asset other than inventory. ASU 2016-16 requires that the income tax consequences of an intra-entity asset transfer other than inventory be recognized at the time of the transfer, rather than when the transferred asset is sold to a third party or otherwise recovered through use. ASU 2016-16 is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of the adoption of ASU 2016-16 on its consolidated financial statement and will adopt ASU 2016-16 on January 1, 2018.

(vii)

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a Consensus of the FASB Emerging Issues Task Force) (“ASU 2016-18”), which requires entities to include amounts generally described as restricted cash and restricted cash

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. The Company adopted this standard in the year ended December 31, 2017 and reclassified the prior years amounts to conform to the current year presentation. The Company’s restricted cash balance is not significant.

(viii)	In January 2017, the FASB issued ASU No. 2017-04, Intangibles- Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019. Early adoption is permitted. The Company currently anticipates that the adoption of ASU 2017-04 will not have a material impact on its consolidated financial statements.

(ix)	In July 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”), which provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting. An entity would not apply modification accounting if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. ASU 2017-09 is effective for annual periods beginning after December 15, 2017. The Company is currently in the process of evaluating the impact of the adoption of ASU 2017-09 on its consolidated financial statements.

(x)	In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815) (“ASU 2017-11”) to address complexities in accounting for certain equity-linked financial instruments containing down round features. ASU 2017-11 changes the classification analysis of these financial instruments (or embedded features) so that equity classification is no longer precluded. The amendments in ASU 2017-11 are effective for annual reporting periods beginning after December 15, 2018, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is in the process of assessing the impact, if any, of ASU 2017-11 on its consolidated financial statements.

(xi)	In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815) (“ASU 2017-12”), which targeted improvements to accounting for hedging activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact ASU 2017-12 will have on its consolidated financial statements and associated disclosures.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - EQUITY METHOD INVESTEES:

a.	Frontline

Frontline, an Israeli limited partnership, is owned equally by the Company and Mentor Graphics Development Services (Israel) Ltd., and combines the former CAM operations of both companies. The Company’s subsidiaries market and provide customer support in respect of Frontline’s products. Because Frontline is integrated into the operations of the Company, the Company’s share in the earnings of Frontline is included in operating income. As of December 31, 2017 and 2016, the Company’s investment in Frontline amounted to $4,771,000 and $4,023,000, respectively.

Summarized financial information for Frontline is presented below:

(i)	Balance sheet data:

	December 31
	2017	2016
	$ in thousands
Assets:
Current assets	11,572	9,529
Non-current assets	2,649	2,554

Total assets	14,221	12,083

Liabilities:
Current liabilities	2,691	2,157
Non-current liabilities	2,356	2,167

Total liabilities	5,047	4,324

(ii)	Operating results data:

	Year ended December 31
	2017	2016	2015
	$ in thousands
Total revenues	28,862	23,768	27,795
Gross profit	24,045	18,719	23,053
Net income	9,048	6,890	11,699

(iii)	Other financial information included in the Company’s financial statements:

	Year ended December 31
	2017	2016	2015
	$ in thousands
Related parties transactions included in:
Cost of products sold	304	300	470
Selling, general and administrative expenses	(3,264)	(2,742)	(3,078)

	December 31
	2017	2016
	$ in thousands
Balances with related parties (included in trade payables)	5,419	4,639

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - EQUITY METHOD INVESTEES (continued):

b.	PixCell

From 2011 through 2016, the Company through its wholly-owned venture capital fund, Orbotech Technology Ventures L.P. (“OTV”), invested a total of $6.0 million in PixCell and paid other shareholders of PixCell a total of $0.5 million, in consideration for approximately 50% (approximately 45% on a fully diluted basis) of the outstanding share capital of PixCell.

In January 2017, the Company extended a convertible loan to PixCell in a total amount of $1.5 million. On and from the time of extension of the convertible loan, the Company became entitled to appoint the majority of PixCell’s directors. Until December 31, 2018, this loan is convertible, at the discretion of the Company, into PixCell shares and, if not converted by such time, shall be repaid on that date. In addition, pursuant to the terms of a further amendment to the agreement between the parties from December 2017, at the end of the last quarter of 2017 and at the beginning of the first quarter of 2018, the Company invested a total additional amount of $0.2 million and $1.3 million, respectively, following which the Company holds (assuming the conversion of certain loans extended by other PixCell shareholders who participated in the convertible loan financing and assuming the conversion of the loan by the Company as set forth above) approximately 55.67% (approximately 50.74% on a fully diluted basis), of the outstanding share capital of PixCell.

As a result of the above, the Company has included the results of operations of PixCell in the Company’s consolidated results of operations beginning January 2017. Furthermore, in connection with the extension of the above convertible loan, the Company, PixCell and the remaining shareholders of PixCell amended the terms of the initial 2011 investment agreement between them, with the effect that the right of the Company to invest additional amounts in PixCell’s share capital (beyond the amounts described above) and the undertaking of the Company to acquire the remaining share capital of PixCell (subject to certain terms and conditions), were both cancelled.

NOTE 3 - BUSINESSES ACQUIRED

a.	In June 2015, the Company divested the thermal products business that it acquired as part of the SPTS Technologies Group Limited (“SPTS”) Acquisition (the “Thermal Products Business”) to a buyer, in which the Company, through SPTS, owns a 5% equity interest and on the board of directors of which it retains one member. The sale price was based on a valuation of approximately $28.0 million, comprised of $22.0 million in cash plus approximately $6.0 million in accounts receivable. The sale of the Thermal Products Business, which was consummated on June 30, 2015, did not meet the criteria to be presented and disclosed as discontinued operations.

b.	On December 20, 2016, the Company, acquired substantially all of the business and operations of AMST, a company engaged in the design, manufacture and sale of capital equipment for the deposition of anti-stiction and other ultra-thin films using molecular vapor deposition or atomic layer deposition, for an aggregate purchase price of $6,429,000 in cash and a contingent entitlement to an earn-out payment on certain sales of AMST’s products up to $10.5 million over a period of 15 months, which was valued at $1.5 million and was expected to be paid in March 2018. The Company accounted for this acquisition using the purchase method of accounting and began consolidating the results of AMST on December 20, 2016. Amounts of $0.7 million and $0.7 million, respectively, were allocated to intellectual property and customer relations, and $0.6 million was allocated to other intangible assets. The Company allocated the excess of the purchase price over the fair value of the net tangible and intangible assets acquired ($1.6 million), in the amount of $6.2 million, to goodwill.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - BUSINESSES ACQUIRED (continued)

During the year ended December 31, 2017, the contingent obligation of the Company to make the above earn-out payment to AMST lapsed in full, since the eligible revenue generated in the relevant period was less than the amount required to trigger an earn-out payment and the Company recognized a gain of $1.5 million.

NOTE 4 - INVENTORIES

	December 31
	2017	2016
	$ in thousands
Components:
For manufacturing of systems	71,017	52,246
For service of systems	44,534	37,545

	115,551	89,791
Work in process	25,539	14,914
Finished products	41,062	27,730

Total	182,152	132,435

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

a.	Composition of assets

Composition of assets, grouped by major classifications, is as follows:

	December 31
	2017	2016
	$ in thousands
Cost:
Machinery and equipment	58,555	51,968
Leasehold improvements	57,063	51,688
Land and buildings	11,668	12,153
Office furniture and equipment	14,740	15,472
Computer equipment	73,460	61,257
Vehicles	469	404

	215,955	192,942
Less - accumulated depreciation and amortization	146,343	130,567

	69,612	62,375

b.	Depreciation

Depreciation expenses totaled $19,059,000, $17,300,000 and $15,058,000 in the years ended December 31, 2017, 2016 and 2015, respectively.

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS:

a.	Goodwill

Goodwill relates to the Production Solutions for the Electronics Industry segment.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - GOODWILL AND OTHER INTANGIBLE ASSETS (continued):

Composition of goodwill and changes therein the years ended December 31, 2017 and 2016 are as follows:

	December 31
	2017	2016
	$ in thousands
Balance at the beginning of year	176,374	170,177
Acquired during the year	1,112	6,197

Balance at the end of year	177,486	176,374

b.	Other intangible assets

Other intangible assets are composed as follows:

	December 31
	2017	2016
	$ in thousands
Cost:
Intellectual property	67,650	67,350
Customer relations	97,483	97,483
Trade name	6,008	6,008
IPR&D	8,800
Other	143	143

	180,084	170,984

Less: accumulated amortization	111,858	86,774

	68,226	84,210

IPR&D was valued as part of the Pixcell step-up acquisition as further described in Note 2b. The IPR&D was valued using the income approach. The material net cash inflows are expected in 3 years. The key assumption in valuing the IPR&D related to the discount rate, which was 27.5%.

Amortization of other intangible assets totaled $25,484,000, $27,456,000 and $30,224,000 in the years ended December 31, 2017, 2016 and 2015, respectively.

Estimated amortization expense for the years stated below is as follows:

$ in thousands
Year ending December 31:
2018	25,531
2019	18,657
2020	10,301
2021	3,718
2022	1,004
2023 and thereafter	215

59,426

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LOANS

a.	JPMorgan Credit Agreement

On August 7, 2014, the Company, through one of its subsidiaries, entered into a senior secured credit agreement (the “JPMorgan Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders. Under the JPMorgan Credit Agreement, the Company borrowed $297.0 million (net of $3.0 million discount) aggregate principal amount on August 7, 2014. On June 23, 2016, the Company repaid in full all amounts owing under, and terminated and retired, the JPMorgan Credit Agreement.

b.	U.K. Facilities Agreement

(i)	General

On June 13, 2016, two of the Company’s United Kingdom subsidiaries (collectively, the “U.K. Borrowers”) entered into a facilities agreement in respect of term and revolving loan facilities in the aggregate amount of $125.0 million (the “U.K. Facilities Agreement”), arranged by Barclays Bank PLC and Lloyds Bank PLC (the “Lenders”), with Lloyds Bank PLC acting as security agent. SPTS Technologies Investments Limited, the parent company of the U.K. Borrowers and a wholly owned indirect subsidiary of the Company, guaranteed the U.K. Facilities Agreement together with the U.K. Borrowers, SPTS Technologies UK Limited and SPTS Technologies Overseas Holdings Limited (collectively, the “U.K. Guarantors”). On June 23, 2016, the U.K. Borrowers borrowed $110.0 million under a term loan (the “Term Loan”) pursuant to the U.K. Facilities Agreement. The U.K. Facilities Agreement also includes a $15.0 million revolving credit facility (the “RCF”) for working capital purposes of the U.K. Borrowers, if needed. As of December 31, 2017, the outstanding principal amount of the Term Loan was $73.6 million, and $11.25 million was available under the RCF, $3.75 million having been utilized as a credit line to secure currency hedging.

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

For the initial interest period ended September 23, 2016, the margin was set at 1.45%. Interest on each loan will be payable on the last day of the relevant interest period (or if such interest period

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LOANS (continued)

is longer than six months, payable at six-monthly intervals). The commitment fee on any unused amount of the RCF will be in an amount equal to 35% of the applicable margin per annum. As of December 31, 2017 and 2016, the margin and the actual interest rates were 1.15% and 2.84%, and 1.15% and 2.15%, respectively.

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

The U.K. Borrowers are permitted to prepay the outstanding Term Loan or any portion thereof at any time without premium or penalty, other than normal LIBOR breakage costs. Any such prepayment will reduce the future repayment installments due to be made in respect of the Term Loan pro rata. In addition to permitting voluntary prepayments at any time, the U.K. Facilities Agreement contains mandatory prepayment provisions. The Term Loan and the RCF will be required to be mandatorily prepaid under certain circumstances including, without limitation, a change of control, flotation and illegality. On December, 30, 2016, the U.K. Borrowers prepaid $20.0 million of the Term Loan. As a result, the annual installments on the Term Loan were reduced to $16.4 million with a final payment on termination of $40.9 million.

Commencing in 2018, the required annual principal payments based on the amortization schedule of the loan as of December 31, 2017 without giving effect to any voluntary prepayments, are as follows:

$ in thousands
Year ending December 31:
2018	16,364
2019	16,364
2020	40,908

73,636

(iv)	Guarantees and Collateral for the Term Loan

The obligations of the U.K. Borrowers and the U.K. Guarantors under the U.K. Facilities Agreement are secured against certain assets of the U.K. Guarantors by way of an English Law

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LOANS (continued)

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - LONG-TERM LOANS (continued)

As of December 31, 2017, the SD U.K. Group is in compliance with all covenants.

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

Severance pay expenses were $2,356,000, $1,426,000 and $1,118,000 in the years ended December 31, 2017, 2016 and 2015, respectively. Defined contribution plan expenses were $7,581,000, $5,739,000 and $5,267,000 in the years ended December 31, 2017, 2016 and 2015, respectively. The Company expects contribution plan expenses in 2018 to total approximately $7,600,000.

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

Most of the premises occupied by the Company and its subsidiaries are rented under various operating lease agreements. At December 31, 2017, the lease agreements for these premises expire on various dates between 2018 and 2031.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Minimum lease commitments of the Company and its subsidiaries under operating leases, at rates in effect on December 31, 2017, were as follows:

$ in thousands
Year ending December 31:
2018	9,981
2019	7,545
2020	6,408
2021	6,057
2022	6,042
2023 - 2031	34,422

70,455

The rental payments for the premises in Israel, which constitute more than half of the above amounts, are payable in NIS linked to the Israeli consumer price index.

Rental expenses totaled $8,755,000, $7,915,000 and $7,753,000 in the years ended December 31, 2017, 2016 and 2015, respectively.

b.	Contingent liabilities

(i)	Intellectual Property

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

(ii)	Litigation:

a.	For information concerning the ‘best judgment tax assessment’ issued by the Israel Tax Authority (the “ITA”) with respect to the audit of tax years 2012-2014 in Israel, see Note 11h.

b.

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

The Company recorded an expense of less than $25,000 in each of the years ended December 31, 2017, 2016 and 2015, in connection with the ongoing Korean litigation, which are recorded in selling, general and administrative expenses, and expects to continue to incur fees and expenses associated therewith. The Company’s Korean subsidiary continues to co-operate with the Korean authorities in this matter. Because this is an ongoing matter, the Company is unable to predict the outcome or what additional actions, if any, might be taken in the future by the Korean authorities as a result of matters related to this proceeding, and the timing and amount of costs associated with the existing and any future matters. However, the applicable Korean laws provide that fines of up to 1.5 billion Korean Won (approximately $1.4 million at the exchange rate of Korean Won 1,071 = $1.00 in effect on January 31, 2018) may be levied on employers based on vicarious liability for convicted employees. These amounts may be required to be paid by the Company under certain circumstances. On the basis of information and assessments provided by its legal advisors, the Company is unable to estimate the outcome of this matter and has therefore not recorded any liability in respect of this matter. The Company and its Korean subsidiary may also become subject to civil actions brought by third parties, including the Company’s customers, which may result in monetary judgments, settlements or loss of business or which may require the Company to change its business model.

c.

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

(iii)	Restrictions on the Company’s assets

See Notes 1d and 7b(iv).

NOTE 10 - EQUITY:

a.	Outstanding shares; trading market

At December 31, 2017, 48,378,026 Ordinary Shares were outstanding. This does not include a total of 5,410,773 Ordinary Shares held at that date as treasury shares, virtually all of which were repurchased by Orbotech Ltd. or its subsidiaries, of which: (a) 1,993,918 were owned by Orbotech Ltd. as dormant shares under Israeli law and, for so long as they are owned by Orbotech Ltd., confer no rights and, accordingly, are neither eligible to participate in nor receive any future dividends which may be paid to shareholders of Orbotech Ltd. nor entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of the Company; and (b) 3,416,855 were owned by one or more subsidiaries of Orbotech Ltd. and, for so long as they are owned by a subsidiary of Orbotech Ltd., confer no voting rights and, accordingly, are not entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of shareholders of Orbotech Ltd.

The Ordinary Shares are traded in the United States on the Nasdaq Global Select Market under the symbol ORBK.

b.	Equity remuneration plans

(i)	Description of plans

The Company through its board of directors (the “Board”) and, subject to Israeli company law, the remuneration committee of the Board (the “Remuneration Committee”), presently administers the 2000 Plan, the 2010 Plan and the 2015 Plan (collectively, the “Plans”), all of which were adopted with shareholder approval. The Plans are discussed in further detail below.

(A)	The 2000 Plan

On June 4, 2015, the 2000 Plan expired (except with respect to equity awards outstanding on that date).

At December 31, 2017, under the 2000 Plan, options to purchase a total of 469,074 Ordinary Shares (of which 377,767 had vested) remained outstanding, all transfer restrictions attached to restricted shares that had been granted had lapsed in full and no Ordinary Shares remained available for future equity awards.

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

At December 31, 2017, under the 2010 Plan: (i) 53,333 RSUs were outstanding; (ii) no restricted shares had been awarded; and (iii) 125,831 Ordinary Shares remained available for future equity awards.

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

The maximum amount of Ordinary Shares available for issuance under the 2015 Plan was initially set at 1,375,000 and is to be automatically increased (but not decreased) on December 31 of each of 2016, 2017, 2018, 2019 and 2020, by the greatest possible number of Ordinary Shares (rounded down to the nearest thousand) which, when added to the sum of: (i) the total number of Ordinary Shares then subject to outstanding awards (under the 2015 Plan or any other equity-based remuneration plan of the Company); and (ii) the total number of Ordinary Shares then available for future equity awards (under the 2015 Plan or any other equity-based remuneration plan of the Company), would not exceed 9.50% of the total number of Ordinary Shares outstanding at such time. For these purposes, an award is considered to be an ‘outstanding award’ in the fiscal year in which it was granted, an option to purchase Ordinary Shares will be considered to be an ‘outstanding award’ thereafter until it is exercised and any award other than options will be considered to be an ‘outstanding award’ thereafter until it is no longer subject to conditions requiring continued service of the participant. Under this mechanism, on December 31, 2017, the maximum amount of Ordinary Shares available for issuance under the 2015 Plan was increased by 641,000 Ordinary Shares.

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

At December 31, 2017, under the 2015 Plan: (i) options to purchase a total of 18,417 Ordinary Shares (none of which had vested), and 902,092 RSUs were outstanding; (ii) no restricted shares had been awarded; and (iii) 3,026,340 Ordinary Shares remained available for future equity awards.

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

At December 31, 2017, under the Plans, equity awards (comprised of options to purchase Ordinary Shares, restricted shares and RSUs) with respect to a total of 1,612,605 Ordinary Shares were outstanding (of which 547,456 had vested) and 3,152,171 Ordinary Shares remained available for future equity awards.

The compensation cost charged against income for the Company’s equity remuneration plans during the years ended December 31, 2017, 2016 and 2015 was $9.9 million, $6.4 million and $3.8 million, respectively, without any reduction in income taxes.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - EQUITY (continued):

(C)	Employee equity awards:

1.	Options

	Year ended December 31, 2017
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	776,579	12.83
Changes during the year:
Granted	8,024	32.87
Exercised	(294,725)	11.98
Forfeited or expired	(13,749)	14.35

Outstanding at end of year	476,129	13.65	3.08	17,421

Exercisable at end of year	370,538	12.33	2.74	14,046

The aggregate intrinsic value represents the total pretax capital gain that would have been received by the holders of all options bearing an exercise price less than $50.24 (which was the closing price of the Ordinary Shares on December 31, 2017), had they exercised all such options and sold the underlying shares at that price.

The weighted average grant date fair value of employee options granted during the years ended December 31, 2017, 2016 and 2015 was $9.35, $7.22 and $4.89, respectively.

The total intrinsic value of employee options exercised during the years ended December 31, 2017, 2016 and 2015 was $8.7 million, $11.0 million and $9.9 million, respectively.

2.	Restricted shares

No restricted shares were awarded to employees during the years ended December 31, 2017 , 2016 and 2015; and no restricted shares held by employees vested during the years ended December 31, 2017 and 2016. The total fair value of employee restricted shares vested during the year ended December 31, 2015 was $34,000.

3.	RSUs

	Year ended December 31, 2017
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	883,759	22.58
Changes during the year:
Awarded	366,266	45.60
Vested	(252,675)	18.47
Forfeited	(54,259)	21.66

Outstanding at end of year	943,091	32.69

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - EQUITY (continued):

The weighted average grant date fair value of employee RSUs awarded during the years ended December 31, 2016 and 2015 was $27.45 and $18.59, respectively.

179,070 and 151,792 employee RSUs vested during the years ended December 31, 2016 and 2015, respectively. The total intrinsic value of employee RSUs vested during the years ended December 31, 2017, 2016 and 2015 was $12.4 million, $5.1 million and $2.8 million, respectively.

4.	Black-Scholes data

In calculating the fair value of options granted to employees under equity-based remuneration arrangements during the years ended December 31, 2017, 2016 and 2015, the Company used the following assumptions: dividend yield of 0% and expected life of 4.5 years and risk-free interest rate of 1.5% in each year; and expected volatility of 30.3%, 28.4% and 29.7%, respectively, in the years ended 2017, 2016 and 2015.

5.	Unrecognized compensation expense

At December 31, 2017, there was $0.2 million of total unrecognized compensation cost related to non-vested employee options and $20.2 million of total unrecognized compensation cost related to non-vested employee RSUs, granted under the Company’s equity remuneration plans. That cost is generally expected to be recognized over a period of four years.

(D)	Non-employee equity awards:

1.	Options

	Year ended December 31, 2017
	Number	Weighted average exercise price ($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($ in thousands)
Outstanding at beginning of year	31,551	12.72
Changes during the year:
Exercised	(18,989)	11.93
Forfeited or expired	(1,200)	10.75

Outstanding at end of year	11,362	14.23	3.45	410

Exercisable at end of year	7,229	12.86	3.09	271

The weighted average grant date fair value of non-employee options granted during the year ended December 31, 2015 was $7.34.

The total intrinsic value of non-employee options exercised during the years ended December 31, 2017, 2016 and 2015 was $468,700, $218,100 and $168,300, respectively.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - EQUITY (continued):

2.	RSUs

	Year ended December 31, 2017
	Number	Weighted average grant date fair value ($)
Outstanding at beginning of year	16,682	22.03
Changes during the year:
Awarded	1,250	52.69
Vested	(5,598)	16.94

Outstanding at end of year	12,334	27.39

The weighted average grant date fair value of non-employee RSUs awarded during the years ended December 31, 2016 and 2015 was $29.43 and $18.42 respectively.

3,042 and 2,802 non-employee RSUs vested during the years ended December 31, 2016 and 2015, respectively. The total intrinsic value of non-employee RSUs vested during the year ended December 31, 2017 was $280,300.

3.	Black-Scholes data

In calculating the fair value of options granted to non-employees under equity-based remuneration arrangements during the year ended December 31, 2015, the Company used the following assumptions: dividend yield of 0%, expected life of seven years ; risk-free interest rate of 1.5%; and expected volatility of 37.2%.

4.	Unrecognized compensation expense

At December 31, 2017, there was $0.03 million of total unrecognized compensation cost related to non-vested non-employee options.

c.	Dividends

The distribution of dividends out of certain retained earnings of the Company would subject the Company to a 10%-25% tax on the amount distributed, thereby effectively reducing the dividend distribution by the amount of the tax. See Note 11e.

In the event that cash dividends are declared by the Company, such dividends could be declared and paid in Israeli currency.

NOTE 11 - TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959

Most of the production facilities of the Company and its Israeli subsidiaries have been granted ‘Approved Enterprise’, ‘Benefited Enterprise’ or ‘Preferred Enterprise’ status under the Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”). The main benefit arising from such status is the reduction in tax rates on income derived from ‘Approved Enterprises’, ‘Benefited Enterprises’ or ‘Preferred Enterprises’.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

In April 2005, substantive amendments to the Investment Law came into effect. Under these amendments, eligible investment programs of the type in which the Company participated prior to the amendments were eligible to qualify for substantially similar benefits as a ‘Benefited Enterprise’, subject to meeting certain criteria. This replaced the previous terminology of ‘Approved Enterprise’, which required pre-approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel. As a result of these amendments, tax-exempt income generated from Benefited Enterprises under the provisions of the amended law will, if distributed upon liquidation or if paid to a shareholder for the purchase of his or her shares, be deemed distributed as a dividend and will subject the Company to the applicable corporate tax that would otherwise have been payable on such income.

Since the Company is a ‘foreign investors’ company as defined by the Investment Law, it is entitled to a ten-year period of benefits (instead of a seven-year period).

Income derived from Approved and Benefited Enterprises is tax exempt for a period of two years. Based on the percentage of foreign shareholding in the Company, income derived during the remaining eight years of benefits would be taxable at the rate of 10%-25%.

In the event of distribution of dividends (or deemed dividends) from income which was tax exempt as above, the Company will be required to pay the applicable corporate tax that would otherwise have been payable on such income (10%-25%). In addition, upon distribution of dividends from tax exempt income, the recipient shall be subject to tax at the rate of 15% (or lower, if so provided under an applicable tax treaty), which would generally be withheld at source by the distributing company.

The entitlement to the above benefits is conditional upon the Company and its Israeli subsidiaries fulfilling the conditions stipulated by the Investment Law and regulations published thereunder.

Additional amendments to the Investment Law became effective in January 2011 and were further amended in August 2013 (the “2011 Amendment”). Under the 2011 Amendment, income derived by ‘Preferred Companies’ from ‘Preferred Enterprises’ (both as defined in the 2011 Amendment) would be subject to a uniform rate of corporate tax for an unlimited period as opposed to the incentives prior to the 2011 Amendment that were limited to income from Approved or Benefited Enterprises during their benefits period. According to the 2011 Amendment, the tax rate applicable to such income, referred to as ‘Preferred Income’, would be 10% in areas in Israel that are designated as Development Zone A and 15% elsewhere in Israel in 2011 and 2012, 7% and 12.5%, respectively, in 2013, 9% and 16%, respectively, in 2014, 2015 and 2016, and 7.5% and 16%, respectively, from 2017 and thereafter. Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as defined in the Investment Law) would enjoy further reduced income tax rates for a period of ten years of 5% in Development Zone A and 8% elsewhere. As of January 1, 2014, dividends distributed from Preferred Income would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty), which would generally be withheld at source by the distributing company, provided, however, that dividends distributed from ‘Preferred Income’ from one Israeli corporation to another, would not be subject to tax. Under the transitional provisions of the 2011 Amendment, companies may elect to irrevocably implement the 2011 Amendment with respect to their existing Approved and Benefited Enterprises while waiving benefits provided under the legislation prior to the 2011 Amendment or keep implementing the legislation prior to the 2011 Amendment.

While the Company may incur additional tax liability in the event of distribution of dividends from tax exempt income generated from its Approved and Benefited Enterprises as previously described, no

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

additional tax liability will be incurred by the Company in the event of distribution of dividends from Preferred Income.

On May 29, 2017, the Company notified the ITA of its election to implement the 2011 Amendment with respect to its Approved and Benefited Enterprises, with effect on and from January 1, 2017.

Additional amendments to the Investment Law became effective in January 2017 (the “2017 Amendment”). Under the 2017 Amendment, and provided the conditions stipulated therein are met, income derived by Preferred Companies from ‘Preferred Technological Enterprises’ (“PTE”) (as defined in the 2017 Amendment), would be subject to reduced corporate tax rates of 7.5% in Development Zone A and 12% elsewhere, or 6% in case of a ‘Special Preferred Technological Enterprise’ (“SPTE”), as defined in the 2017 Amendment) regardless of the company’s geographical location within Israel. A Preferred Company distributing dividends from income derived from its PTE or SPTE, would subject the recipient to a 20% tax (or lower, if so provided under an applicable tax treaty). The 2017 Amendment further provides that, in certain circumstances, a dividend distributed to a corporate shareholder who is not an Israeli resident for tax purposes, would be subject to a 4% tax (inter alia, if the amount of foreign investors in the distributing company exceeds 90%). Such taxes would generally be withheld at source by the distributing company.

On June 14, 2017, the Encouragement of Capital Investments Regulations (Preferred Technology Income and Capital Profits for a Technological Enterprise), 2017 (the “Regulations”) were published, which adopted Action 5 under the base erosion and profit shifting (“BEPS”) regulations. The Regulations describe, inter alia, the mechanism used to determine the calculation of the benefits under the PTE and under the SPTE Regime and determine certain requirements relating to documentation of intellectual property for the purpose of the PTE. According to these provisions, a company that complies with the terms under the PTE regime may be entitled to certain tax benefits with respect to income generated during the company’s regular course of business and derived from the preferred intangible asset (as determined in the Investments Law), excluding income derived from intangible assets used for marketing and income attributed to production activity. In the event that intangible assets used for marketing purposes generate over 10% of the PTE’s income, the relevant portion, calculated using a transfer pricing study, would be subject to regular corporate income tax. If such income does not exceed 10%, the PTE will not be required to exclude the marketing income from the PTE’s total income. The Regulations set a presumption of direct production expenses plus 10% with respect to income related to production, which can be countered by the results of a supporting transfer pricing study. Tax rates applicable to such production income expenses will be similar to the tax rates under the Preferred Enterprise regime, to the extent such income would be considered as eligible. In order to calculate the preferred income, the PTE is required to take into account the income and the research and development expenses that are attributed to each single preferred intangible asset. Nevertheless, it should be noted that the transitional provisions allow companies to take into account the income and research and development expenses attributed to all of the preferred intangible assets they have.

The Company is in the process of evaluating the applicability of the PTE regime with respect to its business activities in Israel pursuant to the 2017 Amendment and the Regulations.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969

The Company and its Israeli subsidiary, Orbograph Ltd., are claimed currently to be qualified as ‘industrial companies’ as defined by this law and as such are entitled to certain tax benefits, consisting mainly of accelerated depreciation and amortization of patents and certain other intangible property.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

c.	Other applicable tax rates:

(i)	Income of non-Israeli subsidiaries

Income not eligible for benefits under the Investment Law mentioned in a. above is taxed at the corporate tax rate of 24%, 25% and 26.5% for the years 2017, 2016 and 2015, respectively, and is reduced to 23% as from January 1, 2018 and thereafter.

(ii)	Income from other sources in Israel

Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence. Certain subsidiaries operate in several jurisdictions outside Israel, some of which benefit from tax incentives such as reduced tax rates, investment tax credits and accelerated deductions. If subsidiaries’ retained earnings are distributed to the Company in Israel in the form of dividends or otherwise, the Company may be liable to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The Company’s management has determined not to distribute any amounts of its subsidiaries’ undistributed income as a dividend to the Company in Israel if such distribution would result in a tax liability. The Company does not provide deferred tax liabilities when it intends to reinvest earnings of foreign subsidiaries indefinitely. The amount of undistributed earnings of foreign subsidiaries that are considered to be reinvested as of December 31, 2017 was approximately $610.5 million and the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2017 was $140.4 million.

On December 22, 2017, the “Tax Cuts and Jobs Act” (the “U.S. Tax Legislation”) was enacted in the United States. Except for certain provisions, the U.S. Tax Legislation is effective for tax years beginning on or after January 1, 2018. The U.S. Tax Legislation significantly revises several sections of the US Internal Revenue Code including, among other things, lowering the corporate income tax rate from 35% to 21% effective January 1, 2018, limiting deductibility of interest expense and implementing a territorial tax system that imposes a repatriation tax on deemed repatriated earnings of foreign subsidiaries.

d.	Carryforward tax losses

Carryforward net operating tax losses (“NOL”s) totaled approximately $127.2 million at December 31, 2017, of which $46.3 million have no expiration date. As of December 31, 2017, the Company’s U.S. subsidiaries had federal NOLs of approximately $74.1 million, which is included in the above $127.2 million amount of NOLs. The federal NOLs which can be offset against taxable income expire from 2023 to 2033. On December 31, 2017, the Company reassessed its previously recorded valuation allowance with respect to its federal NOLs and other tax attributes in the U.S. and concluded it was more likely than not that these NOLs will be utilized. Accordingly, the Company remeasured its valuation allowance with respect to these deferred tax assets. For further details as to the reduction in the valuation allowance, see Note 11e.

As of December 31, 2017 and 2016, valuation allowances in the amount of approximately $1.7 million and $32.9 million, respectively, have been recorded in respect of deferred tax assets relating to Company’s NOLs.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

Carryforward capital losses for tax purposes totaled approximately $44.6 million at December 31, 2017. Such losses have no expiration date. A valuation allowance in the amount of approximately $8.5 million has been recorded in respect of deferred tax assets relating to Company’s carryforward capital tax losses.

Following the U.S.Tax Legislation losses carryforwards incurred in tax years beginning 2018 will be limited to 80% of taxable income and will have an indefinite carry-forward period. This is not expected to impact the Company’s current U.S.-derived losses carryforwards as losses carryforwards incurred prior to December 31, 2017 will remain 100% deductible and limited to 20 years carryforward of unused losses carryforwards.

e.	Deferred income taxes

Provided in respect of the following:

	December 31
	2017	2016
	$ in thousands
Deferred tax assets:
Carryforward tax losses	32,085	51,883
Research and development costs	9,601	4,518
Employee related benefits	6,746	3,631
Other	6,658	3,130

Deferred tax assets before valuation allowance	55,090	63,162
Valuation allowance*	(10,257)	(43,422)

Deferred tax assets	44,833	19,741
Deferred tax liabilities:
Undistributed earnings of subsidiaries	(5,847)	(3,394)
Intangible assets	(10,365)	(10,899)

Deferred tax liabilities	(16,212)	(14,293)

Deferred tax assets, net	28,621	5,448

	December 31
	2017	2016
	$ in thousands
Deferred tax assets	43,157	19,840
Deferred tax liabilities	(14,536)	(14,392)

Deferred tax assets, net	28,621	5,448

*	The changes in the valuation allowance are comprised as follows:

	Year ended December 31
	2017	2016	2015
	$ in thousands
Balance at beginning of year	43,422	50,325	45,694
Additions (reductions) during the year	(33,165)	(6,904)	4,631

Balance at end of year	10,257	43,422	50,325

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. As of each reporting date, management considers new evidence, both positive and negative, that could impact management’s view with regards to the future realization of deferred tax assets for each jurisdiction.

As of December 31, 2017, considering the terms as prescribed in ASU-740, management determined that sufficient positive evidence existed to conclude that it was more likely than not that deferred tax assets of part of its U.S. subsidiaries were realizable, and therefore, reduced the valuation allowance accordingly. The impact of the reduction in valuation allowance, using the newly enacted federal tax rate of 21%, resulted in the Company’s recording of $18.8 million of deferred tax benefit.

In addition, the U.S. Tax Legislation further resulted in a decrease of approximately $237,000 in deferred tax assets as related to one other U.S. subsidiary of the Company.

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from capital losses carry forwards and losses carry forward of one of its subsidiaries due to uncertainty concerning realization of these deferred tax assets.

Deferred taxes are computed for the Company and its Israeli subsidiaries at tax rates ranging from about 18% to 23%. For non-Israeli subsidiaries, deferred taxes are computed at applicable tax rates, ranging from about 10% to 35%.

As noted in a. above, part of the Company’s income is tax-exempt due to the Approved Enterprise status granted to most of the Company’s production facilities. The Company has decided permanently to reinvest the amount of the tax-exempt income and not to distribute such income as dividends. Accordingly, no deferred income taxes have been provided in respect of such tax-exempt income. The amount of tax that would have been payable had such exempt income earned through December 31, 2017 been distributed as dividends is approximately $32.5 million.

f.	Taxes on income included in the statements of operations

As follows:

	Year ended December 31
	2017	2016	2015
	$ in thousands
Current:
Israeli	13,080	485	(66)
Non-Israeli	20,541	18,545	15,898

	33,621	19,030	15,832

Deferred:
Israeli	(10,867)	2,993	596
Non-Israeli	(21,666)	(5,715)	(2,640)

	(32,533)	(2,722)	(2,044)

Total taxes on incomes	1,088	16,308	13,788

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

Following is a reconciliation of the theoretical provision for income tax, assuming all income is taxed at the statutory corporate tax rate applicable to Israeli corporations, and the actual tax on income:

	Year ended December 31
	2017	2016	2015
	$ in thousands
Income before taxes on income	131,975	95,903	71,119

Statutory tax rate in Israel	24%	25%	26.5%

Theoretical provision for income taxes on the above amount	31,674	23,976	18,847

Increase (decrease) in taxes resulting from:
Effect of Benefited, Approved and Preferred Enterprise benefits	(12,020)	1,332	1,196
Effect of different tax rates applicable in foreign jurisdictions	(7,958)	(8,524)	(5,641)
Permanent differences	102	1,244	(305)
Net change in tax reserves	16,473	635	(4,564)
Losses carry forward incurred (utilized) for which a valuation allowance was provided	(8,476)	(2,808)	4,631
Reduction of valuation allowance as a result of remeasurement	(18,778)
Other	71	453	(376)

Actual taxes on income	1,088	16,308	13,788

g.	Income before taxes on income

As follows:

	Year ended December 31
	2017	2016	2015
	$ in thousands
Israeli	1,669	8,603	77
Non-Israeli	130,306	87,300	71,042

	131,975	95,903	71,119

h.	Tax assessments

The Company and its subsidiaries file income tax returns in multiple jurisdictions having varying statutes of limitations. For the tax years through 2010, the Company and most of its subsidiaries have either received final tax assessments or the applicable statute of limitations rules have become effective. Open tax years in the following substantial jurisdictions are: Israel - 2012 and onwards; Hong Kong - 2011 and onwards; United States - 2010 and onwards, Japan - 2015 and onwards; United Kingdom - 2016 and onwards; Italy – 2013 and onwards; Belgium - 2015 and onwards; Germany – 2013 and onwards.

In May 2017, the Company received an assessment from the ITA with respect to the fiscal years 2012 through 2014 (the “Assessment”, and the “Audit Period”, respectively), for an aggregate amount of

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

tax against the Company, after offsetting all NOLs for tax purposes available through the end of 2014, of approximately NIS 207 million (currently approximately $59 million) which amount includes related interest and linkage differentials to the Israeli consumer price index (as of date of the Assessment). All amounts related to the Assessment are given after application of the Company’s accumulated NOLs. Approximately 80% of the amount of the Assessment, assuming that all NOLs are set off against the other matters included in the Assessment, relates to the following two matters: (i) the use of tax exempt profits derived from the Company’s Approved and Benefited Enterprises under the Investment Law, in particular in its investments in, or acquisitions of, foreign subsidiaries; and (ii) the purchase of shares of the Company by its foreign subsidiaries during the Audit Period. The Company has not taken any reserves or provisions related to these two matters because it reasonably believes its positions are more likely than not to be correct as a legal matter. The Company intends vigorously to contest the ITA’s position on both of these matters and, as of December 31, 2017, has not established, and does not anticipate establishing in the future, a provision related to these matters. The other significant item in the Assessment relates to the Company’s transfer pricing. As of December 31, 2017, the Company’s tax provisions with respect to the Audit Period cover at least a majority of the remaining 20% of the Assessment.

In connection with the above, there is an ongoing criminal investigation in Israel against the Company, certain of its employees and its tax consultant. As of the date of these financial statements, the Company does not have any insight into the scope or time period of the criminal investigation or the timing of any prosecutorial action related to the investigation which may occur in the coming days, weeks, months or years. Although the Company cannot predict the timing of any prosecutorial action, the Company expects to be summoned to the Israeli prosecutor’s office for a hearing, at which it will have the opportunity to present its positions, prior to any indictments of the Company and/or certain of its employees and/or payment of monetary amounts in lieu of such indictments. The Company has not conducted its own investigation into any matters that may be the subject of such criminal investigation and will only do so once the criminal investigation has been completed. The Company intends vigorously to contest the Assessment and to defend itself and its employees in the criminal matter.

i.	Uncertain tax positions

Following is a roll-forward of the total amounts of the Company’s unrecognized tax benefits at the beginning and the end of the years ended on December 31, 2017, 2016 and 2015 (excluding interest and penalties):

	Year ended December 31
	2017	2016	2015
	$ in thousands
Balance at beginning of year	14,954	14,404	18,687
Increases in unrecognized tax benefits as a result of tax positions taken during the year	14,462	375	1,478
Increase in unrecognized tax benefits as a result of tax positions taken during prior years	6,455	547	974
Decreases in unrecognized tax benefits as a result of statute of limitations expirations and tax audits	(4,882)	(372)	(6,735)

Balance at end of year (*)(**)	30,989	14,954	14,404

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - TAXES ON INCOME (continued):

(*)	Of which approximately $2.9 at December 31, 2017, $6.3 million at December 31, 2016 and $0.1 million at December 31, 2015 are classified as short-term liabilities.

(**)	As of December 31, 2017, 2016 and 2015, unrecognized tax benefit in an amounts of approximately $6.5 million, $1.2 million and $1.0 million, respectively were presented net from deferred tax asset.

The financial statements for the year ended December 31, 2017 include an out of period adjustment (as noted in the above table) to correct for uncertain tax positions that should have been recorded in prior periods relating primarily to transfer pricing matters. In addition, the Company recorded a $1.4 million income tax benefit in the year ended December 31, 2017 relating to miscellaneous deferred tax matters that related to prior years. The net impact, both individually and in the aggregate, was not material to any periods presented.

As of December 31, 2017, 2016 and 2015, the total amount of gross unrecognized tax benefits (excluding interest and penalties) was $31.0 million, $15.0 million, and $14.4 million, respectively. Of these amounts as of December 31, 2017, 2016 and 2015, $29.1 million, $15.0 million, and $14.4 million, respectively may impact the effective tax rate if recognized.

In the years ended December 31, 2017, 2016 and 2015, the Company recorded net interest and penalties expenses/ (income) for uncertain tax positions in the amounts of $0.4 million, $0.1 million and $(0.1) million, respectively, included in taxes on income in the statements of operations. As of December 31, 2017 and 2016, the amounts of interest and penalties accrued on the balance sheet related to unrecognized tax benefits were approximately $1.3 million and $0.9 million, respectively, which is included within income tax accruals, in the balance sheet.

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

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli, European and U.S. banks, the Company does not expect any counterparties to fail to meet their obligations. The Company does not require or place collateral with respect to these financial instruments. The Company does not hold or issue derivatives for trading purposes.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative instruments

As noted in Note 1s, the Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of December 31, 2017 were as follows:

$ in millions
Forward exchange for conversion of:
Euros into Dollars	14.4

Japanese Yen into Dollars	56.8

Dollars into NIS	30.4

Korean Won into Dollars	23.1

Taiwan Dollars into Dollars	21.2

Dollars into British Pounds	10.7

The terms of most of these currency derivatives are less than one year.

The following table summarizes activity in accumulated other comprehensive (income) loss related to derivatives classified as foreign currency cash flow hedges held by the Company during the reported years:

	Year ended December 31
	2017	2016	2015
	$ in thousands
Balance at beginning of year	(9,087)	(1,477)	(1,928)
Unrealized gain (losses) from derivatives	4,113	(30,066)	(4,155)
Reclassifications into earnings from other comprehensive loss (income):
included in revenues	(48)	1,203	(248)
included in financial expenses - net	4,749	14,951
included in various statements of operations and financial items	1,529	5,542	4,969
Tax effect	(923)	760	(115)

Balance at end of year	333	(9,087)	(1,477)

c.	Fair value of financial instruments

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2017 and 2016, consistent with the fair value hierarchy provisions of the applicable accounting rules:

	Level 1	Level 2	Level 3	Total
	$ in thousands
December 31, 2017:
Assets:
Marketable securities	7,888			7,888

Derivative assets designated as hedging instruments		333		333

Derivative assets not designated as hedging instruments		306		306

Liabilities:
Derivative liabilities not designated as hedging instruments		1,214		1,214

December 31, 2016:
Assets:
Marketable securities	7,012			7,012

Derivative assets designated as hedging instruments		402		402

Derivative assets not designated as hedging instruments		4,336		4,336

Liabilities:
Derivative liabilities designated as hedging instruments		9,489		9,489

Derivative liabilities not designated as hedging instruments		130		130

Contingent consideration in connection with the AMST assets acquisition			1,471	1,471

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY BALANCE SHEET INFORMATION:

a.	Cash and cash equivalents

A significant portion of the Company’s cash and cash equivalents bears interest. The annual interest rates as of December 31, 2017 ranged up to 1.6%.

b.	Marketable securities

The amortized cost basis, aggregate fair value and unrealized holding gains and losses by major security type were as follows:

Available-for-sale securities:

	December 31, 2017
	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	$ in thousands
Government and corporate bonds:
Classified as long-term*	7,969	7,888	9	(90)

	December 31, 2016
	Amortized cost	Aggregate fair value	Unrealized gains	Unrealized losses
	$ in thousands
Government and corporate bonds:
Classified as long-term*	7,146	7,012	9	(143)

*	Mature in less than five years.

c.	Accounts receivable

Trade accounts receivable are presented net of an allowance for doubtful accounts, the balance and the changes in the allowance are comprised as follows:

	Year ended December 31
	2017	2016	2015
	$ in thousands
Balance at beginning of year	3,708	2,893	3,432
Increase (decrease) during the year	962	1,174	(206)
Bad debt written off	(1,556)	(359)	(333)

Balance at end of year	3,114	3,708	2,893

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - SUPPLEMENTARY BALANCE SHEET INFORMATION (continued):

d.	Accounts payable and accruals - other

	December 31
	2017	2016
	$ in thousands
Employees and employee institutions	44,637	35,832
Government departments and agencies	17,760	25,492
Derivative liabilities	1,214	9,619
Accrued expenses	59,627	43,392
Sundry	272	357

	123,510	114,692

e.	Deferred income

	December 31
	2017	2016
	$ in thousands
Deferred income relating to warranty and installations commitments*	32,084	24,177
Other deferred income	5,361	4,399

	37,445	28,576

*	The changes in deferred income relating to warranty and installation commitments:

	December 31
	2017	2016
	$ in thousands
Balance at beginning of year	24,177	22,221
Revenue recognized during the year	(34,849)	(35,901)
Deferred income acquired		321
Deferred income relating to new sales	42,756	37,536

Balance at end of year	32,084	24,177

f.	Accumulated other comprehensive income (loss)

	December 31
	2017	2016	2015
	$ in thousands
Accumulated loss in respect of derivative instruments designated for cash flows hedge, net of tax	333	(9,087)	(1,477)
Accumulated realized and unrealized loss on available-for-sale securities, net of tax	(81)	(134)	(29)

	252	(9,221)	(1,506)

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA:

a.	Segment and geographical information

(i)	Reportable segments:

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

The Production Solutions for the Electronics Industry segment comprises the design, development, manufacture, marketing and service of enabling solutions used to manufacture consumer and industrial electronic products. The Company’s core business lies in enabling electronic device manufacturers to inspect, test and measure PCBs and FPDs to verify their quality (‘reading’); pattern the desired electronic circuitry on the relevant substrate and perform three-dimensional shaping of metalized circuits on multiple surfaces (‘writing’); and utilize advanced vacuum deposition and etching processes in SD and semiconductor manufacturing and to perform laser drilling of electronic substrates (‘connecting’). Orbotech refers to this ‘reading’, ‘writing’ and ‘connecting’ as enabling the ‘Language of Electronics’.

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

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

1.	Financial data relating to reportable segments:

	Production Solutions for the Electronics Industry	Solar Energy	Recognition Software	Adjustments to consolidation	Total
	$ in thousands
Year ended December 31, 2017:
Revenues from unaffiliated customers:
Sales of products	664,659	157	9,650		674,466
Service rendered	218,900	1,431	6,059		226,390

Total revenues	883,559	1,588	15,709		900,856

Operating income (loss)	*141,784	(4,132)	1,453	(1,595)	137,510

Assets (at end of year)	1,231,093	2,912	15,831	54,068	1,303,904

Expenditures for segment assets	23,887	324	148	86	24,445

Depreciation and amortization	44,146	250	106	41	44,543

Release of AMST earn out payment obligation	(1,471)				(1,471)

Year ended December 31, 2016:
Revenues from unaffiliated customers:
Sales of products	577,211	3,176	8,009		588,396
Service rendered	209,119	2,617	6,270		218,006

Total revenues	786,330	5,793	14,279		806,402

Operating income (loss)	*119,006	(2,424)	363		116,945

Assets (at end of year)	1,060,299	6,732	11,668	24,204	1,102,903

Expenditures for segment assets	23,379		171		23,550

Depreciation and amortization	44,573		183		44,756

Year ended December 31, 2015:
Revenues from unaffiliated customers:
Sales of products	515,550	13,894	7,926		537,370
Service rendered	207,131	1,683	6,333		215,147

Total revenues	722,681	15,577	14,259		752,517

Operating income (loss)	*92,988	(465)	2,181		94,704

Assets (at end of year)	998,897	7,290	11,402	24,289	1,041,878

Expenditures for segment assets	19,293		55		19,348

Depreciation and amortization	45,129		153		45,282

*	Including share in net income of Frontline.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

2.	Following is a reconciliation of the operating income of the reportable segments to the data included in the statements of operations:

	Year ended December 31
	2017	2016	2015
	$ in thousands
Operating income
Total operating income of reportable segments	137,510	116,945	94,704
Financial expenses - net	5,535	21,042	23,585

Income before taxes on income	131,975	95,903	71,119

(ii)	Geographical information:

Revenues - classified by geographical area (based on the location of customers):

	Year ended December 31
	2017	2016	2015
	$ in thousands
China	347,512	273,852	223,120
Taiwan	166,040	180,740	170,297
North America	96,408	108,400	98,387
Europe	100,200	75,300	108,074
Japan	58,400	59,710	45,044
Korea	67,842	52,900	59,299
Other (mainly in the Far East)	64,454	55,500	48,296

Total	900,856	806,402	752,517

(iii)	Revenues by major product lines are as follows:

	Year ended December 31
	2017	2016	2015
	$ in thousands
Inspection	212,859	176,650	183,925
Direct imaging	207,400	171,282	147,445
Test and repair	157,550	133,350	106,418
PVD/CVD	169,390	196,300	162,627
Other	153,657	128,820	152,102

Total	900,856	806,402	752,517

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

(iv)	Revenues by operating segments are as follows:

	Year ended December 31
	2017	2016	2015
	$ in thousands
Sales revenues:
PCB	208,521	170,328	141,129
FPD	226,868	185,099	166,176
SD	229,270	221,785	208,245
Other	9,807	11,184	21,820

Total sales revenues	674,466	588,396	537,370

Service revenues:
PCB	127,593	116,581	114,371
FPD	44,324	40,798	38,770
SD	46,983	51,739	53,990
Other	7,490	8,888	8,016

Total service revenues	226,390	218,006	215,147

Total	900,856	806,402	752,517

(v)	Property plant and equipment net of accumulated depreciation and amortization by geographical location:

	December 31
	2017	2016	2015
	$ in thousands
United Kingdom	23,309	24,466	24,940
Israel	26,926	19,971	16,344
United States	4,740	3,880	4,241
Italy	4,275	4,319	4,375
Germany	5,561	5,249	5,466
Other	4,801	4,490	3,616

Total	69,612	62,375	58,982

b.	Major customers

No individual customer accounted for more than 10% of the Company’s total revenues during the years ended December 31, 2017, 2016 or 2015.

ORBOTECH LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SELECTED STATEMENT OF OPERATIONS DATA (continued):

c.	Selling, general and administrative expenses

	Year ended December 31
	2017	2016	2015
	$ in thousands
Comprised as follows:
Selling	68,181	62,308	57,753
General and administrative	75,182	62,048	59,740

	143,363	124,356	117,493

d.	Financial expenses - net

	Year ended December 31
	2017	2016	2015
	$ in thousands
Income:
Interest in respect of bank deposits and marketable securities	1,157	665	646

Expenses:
Interest in respect of term loans	2,432	8,061	17,866
Charges associated with the retirement of the JPMorgan Credit Agreement (mainly deferred financing costs)		6,228
Costs relating to factoring of letters of credits and promissory notes	1,143	447	209
Marketable securities and bonds premium/discount amortization	57	18	136
Foreign currencies exchange loss - net	2,074	5,990	5,115
Bank charges and other	986	963	905

Total expenses:	6,692	21,707	24,231

	(5,535)	(21,042)	(23,585)

e.	Earnings per share

Following are data relating to the weighted average number of shares for the purpose of computing earnings per share:

	Year ended December 31
	2017	2016	2015
	in thousands
Weighted average number of shares issued and outstanding (net of treasury shares) used in computation of basic earnings per share	47,989	45,534	42,412
Add - incremental shares from assumed exercise of options and RSUs	861	927	910

Weighted average number of shares used in computation of diluted earnings per share	48,850	46,461	43,322

Diluted earnings per share for the year ended December 31, 2015 do not reflect ‘out-of-the-money’ options to purchase respective aggregate amounts of 13,015 Ordinary Shares, respectively, due to their anti-dilutive effect.